[IVANHOE MINES LOGO]

                                                               NOVEMBER 17, 2003

                      IVANHOE MINES SHARES TO BEGIN TRADING
                           ON U.S. NASDAQ STOCK MARKET

NEW YORK, NY -- Ivanhoe Mines' Chairman Robert Friedland announced today that approval has been received for the company's shares to be traded in the United States on the NASDAQ Stock Market, under the symbol HUGO. The approval is subject to the company filing its Form 40-F with the Securities and Exchange Commission. Ivanhoe has commenced the filing and expects that trading could begin as early as Tuesday, November 18th.

Ivanhoe Mines' NASDAQ trading symbol HUGO was selected to pay tribute to the work and life of Hugo Dummett, Ivanhoe's former Executive Vice-President, Project Development. Mr. Dummett, who died in an accident in South Africa a year ago, was one of the best-known geologists in the international mining community and a leading authority on large-scale porphyry copper deposits.

Mr. Dummett also was Deputy Chairman and Executive Vice-President, Exploration, of African Minerals, an Ivanhoe Capital Corporation affiliate that has a nickel and platinum-group metals project in South Africa. He was previously Vice-President, Minerals Discovery, for BHP Minerals and was a leading figure in the discoveries that led to the creation of Canada's diamond industry. He also was President of the Society of Economic Geologists, the most prominent professional association of its type in the world.

"Ivanhoe has built a substantial following among U.S.-based fund managers and investors because of widespread interest in our Turquoise Hill copper and gold discovery in Mongolia," Mr. Friedland said. "The NASDAQ listing is expected to increase the visibility and analytical coverage of our securities, coinciding with management's focus on establishing a broader base of financial support for our planned development of a world-scale copper and gold mine at Turquoise Hill, strategically located on the doorstep of the world's largest consumer and importer of copper -- China."

In September, Ivanhoe renamed the largest and highest-grade deposit at Turquoise Hill (Oyu Tolgoi) the Hugo Dummett Deposit. As Ivanhoe advances the Turquoise Hill project toward production, the underground development of the Hugo Dummett Deposit will be known as the Hugo Mine.

Earlier this month, industry veteran John Macken was appointed President of Ivanhoe Mines with a mandate to assemble and lead the management team charged with bringing into production the company's copper and gold discoveries in Mongolia's South Gobi region.

Mr. Macken, 52, joins Ivanhoe after a 19-year career with mining giant Freeport McMoran Copper and Gold, most recently as Freeport's Senior Vice-President of Strategic Planning and Development, based in New Orleans. He spent a total of 13 years with Freeport's operating unit, P.T. Freeport Indonesia (PTFI), culminating in the position of Executive Vice-President and General Manager at Freeport's Grasberg mining complex in Papua, the world's largest single copper and gold mine. Between 1996 and 1998, Mr. Macken headed an expansion valued at almost $1 billion at the Grasberg open pit and underground mining complex in a joint venture between Freeport and Rio Tinto, of London, which is Freeport's largest shareholder.

Ivanhoe Mines, with operations concentrated in the Asia Pacific region, is a producer of copper, gold and iron ore products. Ivanhoe Mines' core assets are its 100%-owned Turquoise Hill Project in southern Mongolia and exploration rights covering approximately 111,000 square kilometres in central and southern Mongolia and the Chinese province of Inner Mongolia.

RECENT INDEPENDENT RESOURCE ESTIMATE CONFIRMED TURQUOISE HILL AS ONE OF THE WORLD'S LARGEST AND HIGHEST-GRADE COPPER-GOLD PORPHYRY SYSTEMS

Drilling to early November, 2003, had delineated inferred resources for the Turquoise Hill property, at a cut-off grade of 0.60% copper equivalent, of 1.28 billion tonnes grading 1.13% copper and 0.24 g/t gold, containing approximately
14.6 million tonnes (30.1 billion pounds) of copper and 9.74 million ounces of gold. The project also contains an additional indicated resource of 267 million tonnes grading 0.53% copper and 0.86 g/t gold, containing approximately 1.42 million tonnes (3.1 billion pounds) of copper and 7.35 million ounces of gold, at the 0.60% copper equivalent cut-off grade. Details of the independent resource estimate prepared by AMEC of Canada are in the company's November 11, 2003, news release at www.ivanhoemines.com.

While drilling is continuing to expand and delineate the Turquoise Hill resources, independent mine development studies are ongoing to establish the viability of a commercial mining operation and to determine a range of capital and operating costs. An independent scoping study for the Turquoise Hill Project is scheduled to be released in early December.

Ivanhoe shares also trade on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts:

Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson:
+1.604.688.5755

FORWARD-LOOKING STATEMENTS: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian and Australian Securities Regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

                                  FORM 53-901F

               Section 85 (1) - Securities Act (British Columbia)
                        (or the equivalent thereof under
                   Canadian Provincial Securities Legislation)

1.       REPORTING ISSUER

         Ivanhoe Mines Ltd. ("Ivanhoe")
         World Trade Centre
         Suite 654 - 999 Canada Place
         Vancouver, British Columbia
         V6C 3E1

2.       DATE OF MATERIAL CHANGE

         November 10, 2003

3.       PRESS RELEASE

         Date of Issuance:  November 10, 2003
         Place of Issuance: Vancouver, British Columbia

4.       SUMMARY OF MATERIAL CHANGE

         A new independent estimate prepared by AMEC E&C Services Limited ("AMEC") of Vancouver, Canada indicates that the Hugo Dummett Deposit (formerly known as the Far North Zone) at Ivanhoe's Turquoise Hill (Oyu Tolgoi) Project now contains estimated inferred resources of 1.36 billion tonnes, grading 1.04% copper and 0.15 grams per tonne ("g/t") of gold, at a 0.40% copper equivalent cut off, containing approximately
         14.14 million tonnes (31.2 billion pounds) of copper and 6.43 million ounces of gold.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         The new estimate for the Hugo Dummett Deposit at Ivanhoe's Turquoise Hill Project was prepared by AMEC in conformance with the requirements set out in National Instrument 43-101 ("N143-101") under the direction of Dr. Harry Parker, Ch. P. Geol., and Dr. Stephen Juras, P.Geo., independent qualified persons as defined by NI 43-101.

         AMEC's latest estimate is that the Hugo Dummett Deposit at Ivanhoe's Turquoise Hill (Oyu Tolgoi) Project contains inferred resources of 1.36 billion tonnes grading 1.04% copper and 0.15 g/t of gold, at a 0.40% copper equivalent cut off, containing approximately 14.14 million tonnes (31.2 billion pounds) of copper and 6.43 million ounces of gold. Drilling at the Hugo Dummett Deposit has also expanded the previously delineated high-grade core of inferred resources greater than 2% copper equivalent within this larger mineralized envelope to 149 million tonnes grading 2.88% copper and 0.30 g/t gold.

         AMEC now estimates that the Turquoise Hill Project contains inferred resources totaling 2.60 billion tonnes grading 0.73% copper and 0.17 g/t gold, at a 0.30% copper equivalent cut-off, containing approximately 19.1 million tonnes (42.2 billion pounds) of copper and
         14.4 million ounces of gold. This represents an increase of 26% in the amount of copper and a 42% increase in the amount of gold since AMEC's previous estimate issued on August 25, 2003 (the "August 2003 Estimate"). At a higher cut-off grade of 0.60% copper equivalent, AMEC estimates an inferred resource for the entire project of 1.28 billion tonnes grading 1.13% copper and 0.24 g/t gold, containing approximately 14 million tonnes (32.2 billion pounds) of copper and 9.7 million ounces of gold. This represents an increase of 39% in the amount of copper and a 61% increase in the amount of gold over the previous inferred resource at the higher cutoff in the August 2003 Estimate. The project's indicated resources are approximately the same as the August 2003 Estimate, as Ivanhoe has conducted only a minimal amount of drilling in the Southwest Zone since February, 2003. All indicated resources identified to date are in the Southwest Zone.

         AMEC's updated inferred mineral resource estimate for the Hugo Dummett Deposit, at various copper equivalent cut-off grades, are provided in Table 1 below. The Hugo Dummett Deposit is one of four co-genetic copper and gold deposits delineated to date along a 5.3 kilometre long chain of deposits at Turquoise Hill. The three other deposits are Southwest Oyu, South Oyu and Central Oyu. Updated consolidated mineral resource estimates for the project, at 0.30% and 0.60% copper equivalent cut-off grades, are provided in Tables 2 and 3 below. As the company's drilling since February has focused on expanding and delineating the Hugo Dummett Deposit, AMEC has not updated its February resource estimates for the Southwest, South and Central zones. The resource estimates for the Southwest, South and Central deposits were prepared by AMEC, in February, 2003, and were previously reported in February 2003.

         Ivanhoe currently has eight rigs drilling at the Central Oyu deposit to upgrade the inferred resources in the deposit's chalcocite blanket and underlying covellite, chalcopyrite and gold zones to the higher measured and indicated categories, and to provide geotechnical information for pit-wall stabilities. Large-diameter core from the shallow, supergene chalcocite blanket also is being drilled to provide samples for column-leach testing. This infill drill program will continue at Central Oyu for two to three months, after which the drills will move to the Southwest Oyu and South Oyu deposits to upgrade the resources to the measured and indicated categories. The indicted and measured resource upgrades are intended to be used for a feasibility study planned for late-2004.

TABLE 1. UPDATED HUGO DUMMETT DEPOSIT INFERRED RESOURCE TABLE (AT VARIOUS COPPER-EQUIVALENT CUT-OFF GRADES) (1)

                                                                    COPPER             CONTAINED METAL
Cu. EQ. CUT-                                           GOLD       EQUIVALENT     --------------------------
OFF GRADE(1)     TONNES            COPPER GRADE        GRADE        GRADE          COPPER            GOLD
------------  -------------        ------------        -----      ----------     ----------       ----------
  (%)                                   (%)            (G/T)          (%)          (TONNES)        (OUNCES)
------------  -------------        ------------        -----      ----------     ----------       ----------
 >=3.50          47,900,000            3.68            0.96          4.29         1,760,000       1,470,000

 >=3.00          75,800,000            3.42            0.76          3.91         2,590,000       1,860,000

 >=2.50         115,200,000            3.11            0.61          3.51         3,590,000       2,270,000

 >=2.00         149,400,000            2.88            0.53          3.22         4,310,000       2,560,000

 >=1.50         234,300,000            2.39            0.40          2.65         5,610,000       3,020,000

 >=1.25         412,500,000            1.92            0.27          2.09         7,930,000       3,550,000

 >=1.00         575,500,000            1.67            0.23          1.82         9,620,000       4,300,000

 >=0.90         654,900,000            1.57            0.22          1.71        10,300,000       4,640,000

 >=0.80         778,900,000            1.45            0.20          1.57        11,280,000       4,990,000

 >=0.70         889,700,000            1.36            0.18          1.47        12,060,000       5,230,000

 >=0.60         961,600,000            1.30            0.18          1.41        12,480,000       5,420,000

 >=0.50       1,082,500,000            1.21            0.17          1.31        13,060,000       5,800,000

 >=0.40       1,358,100,000            1.04            0.15          1.14        14,140,000       6,430,000

 >=0.30       1,800,300,000            0.86            0.12          0.94        15,500,000       7,220,000

TABLE 2. UPDATED TURQUOISE HILL RESOURCE TABLE BY ZONE (BASED ON A 0.30% COPPER EQUIVALENT CUT-OFF GRADE) (1)

                                                                                          Contained Metal
                                                                               ---------------------------------
                                              Copper    Gold       Copper       Copper      Gold     Copper Equiv.
                         Resources (million   Grade    Grade    Equiv. Grade   (million   (million     (million
Zone                          tonnes)          (%)     (g/t)        (%)         tonnes)    ounces)    tonnes)(2)
----------------------   ------------------   ------   -----    ------------   --------   --------   -------------
Southwest Zone

Indicated                     508.9            0.40     0.59        0.78         2.06       9.69          3.98

Inferred                      290.8            0.32     0.50        0.64         0.92       4.70          1.86

South Zone

Inferred                      270.3            0.39     0.13        0.48         1.07       1.10          1.28

Central Zone

Inferred                      236.8            0.67     0.18        0.79         1.59       1.36          1.86

Hugo Dummett Deposit

Inferred                    1,800.3            0.86     0.12        0.94        15.50       7.22         16.92

Grand total: Indicated        508.9            0.40     0.59        0.78         2.06       9.69          3.98

Grand total: Inferred       2,598.2            0.73     0.17        0.84        19.08      14.38         21.92

TABLE 3. UPDATED TURQUOISE HILL RESOURCE TABLE BY ZONE (BASED ON A 0.60% COPPER EQUIVALENT CUT-OFF GRADE) (1)

                                                                                                   Contained Metal
                                                                              ----------------------------------------------------
                    Resources        Copper        Gold       Copper Equiv.   Copper (million   Gold (million    Copper Equiv.
Zone             (million tonnes)   Grade (%)   Grade (g/t)     Grade (%)          tonnes)         ounces)     (million tonnes)(2)
--------------   ----------------   ---------   -----------   ------------    ---------------   -------------  -------------------

Southwest Zone

Indicated             267.0           0.53         0.86           1.08             1.42             7.35             2.88

Inferred              126.6           0.44         0.68           0.87             0.55             2.78             1.10

South Zone

Inferred               48.4           0.61         0.26           0.77             0.29             0.40             0.37

Central Zone

Inferred              147.5           0.84         0.24           0.99             1.24             1.14             1.46

Hugo Dummett
Deposit

Inferred              961.6           1.30         0.18           1.41            12.48             5.42            13.56

Grand total:          267.0           0.53         0.86           1.08             1.42             7.35             2.88
Indicated

Grand total:         1284.1           1.13         0.24           1.28            14.58             9.74            16.50
Inferred

1. Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %Cu eq. = %Cu + Au (g/t) x (11.25/17.64).

2. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

3. Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. An indicated mineral resource is that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

         AMEC's updated estimate of the Hugo Dummett Deposit inferred resources incorporated results from 136 drill holes.

         The total strike length of the Hugo Dummett Deposit now included in the 0.6% copper equivalent inferred resource estimate is approximately 2.6 kilometres. The deposit can be partitioned into two mineralized zones. The shallower southern end, referred to as the Hugo South Deposit, is characterized by high-sulphidation mineralization hosted in quartz-rich zones within ash flow tuffs. The greater than 2% copper zone consists mostly of bornite and chalcocite deposited at lower temperatures and has inferred resources estimated at 35.3 million tonnes grading 2.71% copper and 0.19 g/t gold. This high-grade zone occurs near the base of, and is the core to, a 231.6-million-tonne, steeply-dipping tabular body grading 1.45% copper and 0.11 g/t gold at a 1% copper equivalent cut-off.

         The northern Hugo zone, referred to as the Hugo North Deposit, is hosted by basalt that underlies the ash flow tuffs. As in Hugo South, the highest-grade intersections occur in quartz stockwork that replaces up to 90% of the basalt. Intense chlorite, hematite after biotite and magnetite alteration reinforces the gold-rich porphyry association. At a 2% copper equivalent cut-off, the Hugo North Deposit contains inferred resources of 114.1 million tonnes grading 2.94% copper and
         0.64 g/t gold. The marked increase in gold grades is directly attributable to the apparent higher temperatures of emplacement due to the increased depths and close proximity to the highly mineralized, quartz monzodiorite (QMD) intercepted in OTD514 and at the western end of OTD449B. With approximately 400 metres of lateral separation between the gold- and copper-rich QMD intercepts in OTD514 and OTD449B there is potential to expand the gold-rich copper resources to depth along the vertical extent of the quartz monzodiorite intersected in these two holes.

         The fleet of 18 rigs being used in the exploration program at Turquoise Hill now includes a UDR5000, one of the world's largest mineral exploration drilling rigs. The UDR5000 rig can test mineralization to depths up to 3,000 metres. The UDR5000 is currently drill-testing the mid-section of the Hugo North Deposit, targeted on a section that was inadequately tested due to adverse drilling conditions. The UDR5000 rig should be able overcome the adverse drilling conditions by its capacity to drill to large-diameter core (PQ) to depths in excess of 1,200 metres. The holes then will be continued to depths in excess of 2,000 metres to test a deep IP chargeability anomaly that could be an expression of the down-faulted, western section of the Hugo North Deposit

         Charles Forster, P.Geo., Ivanhoe Mines' Turquoise Hill Manager, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information upon which this material change report is based. SGS Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe's quality assurance/quality control program is monitored by independent consultant Dr Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

6.       RELIANCE ON SECTION 85 (2) OF THE ACT

         Not applicable

7.       OMITTED INFORMATION

         Not applicable

         SENIOR OFFICER

         For further information please contact:

         Beverly Bartlett
         Ivanhoe Mines Ltd.
         Suite 654 - 999 Canada Place
         Vancouver, British Columbia
         V6C 3E1

         Telephone: (604) 688-5755

8.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Vancouver, British Columbia this 20th day of November, 2003.

         IVANHOE MINES LTD.

         Per:       "Beverly Bartlett"
                   ----------------------------------
                   Beverly Bartlett
                   Corporate Secretary

                              [IVANHOE MINES LOGO]

                              THIRD QUARTER REPORT

                               SEPTEMBER 30, 2003

TABLE OF CONTENTS

ITEM 1.         FINANCIAL STATEMENTS

                Consolidated Balance Sheets at September 30, 2003 (unaudited) and December 31,
                2002

                Unaudited Consolidated Statements of Operations for the Three and Nine Month
                Periods ended September 30, 2003 and 2002

                Unaudited Consolidated Statement of Shareholders' Equity for the Nine Month
                Period ended September 30, 2003

                Unaudited Consolidated Statements of Cash Flows for the Three and Nine Month
                Periods ended September 30, 2003 and 2002

                Notes to the Unaudited Consolidated Financial Statements

ITEM 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                OPERATIONS.

IVANHOE MINES LTD.
CONSOLIDATED BALANCE SHEETS

                                                                                                SEPTEMBER 30,     December 31,
                                                                                                -------------     ------------
(STATED IN U.S. $000'S)                                                                              2003              2002
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (UNAUDITED)
ASSETS

CURRENT
        Cash                                                                                      $  38,830         $  46,912
        Accounts receivable                                                                           4,055             3,425
        Inventories                                                                                  22,472            22,935
        Prepaid expenses                                                                              3,223             1,971
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     68,580            75,243

INVESTMENTS                                                                                          12,357            15,537
MINING PROPERTY, PLANT AND EQUIPMENT                                                                171,232           168,022
OTHER MINERAL PROPERTY INTERESTS                                                                     11,102             6,748
OTHER CAPITAL ASSETS                                                                                  6,027             3,481
FUTURE INCOME TAXES                                                                                       -             1,041
OTHER ASSETS                                                                                          1,621             1,482
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 270,919         $ 271,554
=============================================================================================================================

LIABILITIES

CURRENT
        Accounts payable and accrued liabilities                                                  $  23,565         $  29,174
        Current portion of long-term debt (Note 4)                                                   16,441            23,766
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     40,006            52,940
LOAN PAYABLE TO RELATED PARTIES                                                                       5,088             5,088
LONG-TERM DEBT (NOTE 4)                                                                               6,771             5,534
OTHER LIABILITIES                                                                                     8,466             6,358
FUTURE INCOME TAXES                                                                                  12,725            12,642
NON-CONTROLLING INTEREST                                                                                528                 -
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     73,584            82,562
-----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 5)
        Authorized
                Unlimited number of preferred shares without par value Unlimited number of common shares without par value Issued and outstanding
                248,850,022 (2002-205,163,382) common shares                                        611,557           522,199
SPECIAL WARRANTS                                                                                          -            26,516
ADDITIONAL PAID-IN CAPITAL                                                                            1,193             1,508
CONTRIBUTED SURPLUS                                                                                   3,495             3,520
DEFICIT                                                                                            (418,910)         (364,751)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    197,335           188,992
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 270,919         $ 271,554
=============================================================================================================================

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Three months ended September 30,    Nine months ended September 30,
                                                          --------------------------------    -------------------------------
(STATED IN U.S. $000'S)                                       2003              2002               2003             2002
---------------------------------------------------------------------------------------------------------------------------
(UNAUDITED)

REVENUE                                                     $  20,649         $  19,269         $  64,215         $  65,848
COST OF OPERATIONS                                            (15,110)          (13,925)          (54,779)          (46,315)
WRITE-DOWN OF WORK IN PROGRESS INVENTORY (NOTE 6)                   -                 -            (4,287)                -
DEPRECIATION AND DEPLETION                                     (2,734)           (3,213)           (7,144)           (7,362)
---------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT                                                2,805             2,131            (1,995)           12,171

EXPENSES
  General and administrative                                   (3,991)           (3,175)          (10,303)           (7,999)
  Interest on long-term debt                                     (368)           (1,185)           (1,262)           (3,622)
  Exploration expenses                                        (20,784)           (9,994)          (46,777)          (18,307)
  Depreciation                                                   (386)             (105)           (1,011)             (218)
---------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING                                     (22,724)          (12,328)          (61,348)          (17,975)

OTHER INCOME (EXPENSES)
  Mining property shut-down costs                                (955)             (752)           (2,479)           (1,699)
  Interest income                                                 461               310             1,402               880
  Foreign exchange gain (loss)                                 (1,143)             (530)            6,990             2,378
  Gain on sale of investments                                       -                 -             4,625                 -
  Gain on settlement of debt                                        -            32,466                 -            32,466
  Write-down of carrying values of assets                           -           (18,000)                -           (18,000)
  Share of loss of significantly influenced investee             (976)                -            (1,589)                -
  Dilution loss on investment in a subsidiary                    (708)                -              (708)                -
  Other (Note 8 (a))                                               13              (108)              748             3,015
---------------------------------------------------------------------------------------------------------------------------
                                                               (3,308)           13,386             8,989            19,040
---------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME AND CAPITAL TAXES AND

NON-CONTROLLING INTEREST                                      (26,032)            1,058           (52,359)            1,065
  Provision for income and capital taxes                         (536)             (559)           (1,931)           (2,708)
---------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE NON-CONTROLLING INTEREST                 (26,568)              499           (54,290)           (1,643)
  Non-controlling interest                                        131                 -               131                 -
---------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                    $ (26,437)        $     499         $ (54,159)        $  (1,643)
===========================================================================================================================

LOSS PER SHARE
  Basic                                                     $   (0.11)        $    0.00         $   (0.23)        $   (0.01)
  Diluted                                                   $   (0.11)        $    0.00         $   (0.23)        $   (0.01)
===========================================================================================================================

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (IN 000'S)
  Basic                                                       248,581           201,816           239,991           191,190
  Diluted                                                     248,581           208,241           239,991           191,190
===========================================================================================================================

IVANHOE MINES LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(STATED IN THOUSANDS OF U.S. DOLLARS)
(Unaudited)

                                          Share Capital
                                ------------------------------                 Additional
                                   Number                         Special        Paid-In     Contributed
                                 of Shares          Amount       Warrants        Capital       Surplus      Deficit        Total
                                 ---------          ------       --------        -------       -------      -------        -----
Balances, December 31, 2002     205,163,382       $   522,199   $    26,516    $     1,508   $     3,520  $  (364,751)  $   188,992
Special warrants issued                   -                 -        59,259              -             -            -        59,259
Shares issued for:
  Exercise of stock options       2,177,032             3,125             -           (315)         (873)           -         1,937
  Exercise of special warrants   41,296,080            85,775       (85,775)             -             -            -             -
  Share purchase plan                43,293                89             -              -             -            -            89
  Bonus shares                      125,000               263             -              -             -            -           263
  Consulting fees                    45,235               106             -              -             -            -           106
Stock compensation charged
 to operations                            -                 -             -              -           848            -           848
Net loss                                  -                 -             -              -             -      (54,159)      (54,159)
-----------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 2003    248,850,022       $   611,557   $         -    $     1,193   $     3,495  $  (418,910)  $   197,335
-----------------------------------------------------------------------------------------------------------------------------------

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Three Months Ended September 30  Nine Months Ended September 30
                                                                   -------------------------------  ------------------------------
(STATED IN U.S. $000'S)                                                2003               2002          2003               2002
---------------------------------------------------------------------------------------------------------------------------------
(UNAUDITED)
OPERATING ACTIVITIES
  Net loss                                                           $(26,437)          $    499      $(54,159)          $ (1,643)
  Items not involving use of cash
    Depreciation and depletion                                          3,120              3,318         8,155              7,580
    Write-down of carrying value of assets                                  -             18,000             -             18,000
    Non-cash interest expense                                               9                273           278              1,668
    Unrealized foreign exchange loss (gain)                               150             (1,200)        1,224             (8,654)
    Share of loss of significantly influenced investee                    976                  -         1,589                  -
    Provision for employee entitlements                                   226                123           848                348
    Provision for future waste mining costs                                 -               (211)            -               (382)
    Provision for mine reclamation obligation                             256                300           933                605
    Write-down of work in progress inventory                                -                  -         4,287                  -
    Gain on sale of investments                                             -                  -        (4,625)              (508)
    Gain on settlement of debt                                              -            (32,466)            -            (32,466)
    Non-cash recovery of bad debt                                           -                  -             -             (1,248)
    Non-cash recovery of mine shut down costs                               -                  -             -               (205)
    Non-cash stock-based compensation                                     247                524           848              1,179
    Dilution loss on investment in a subsidiary                           708                  -           708                  -
    Non-controlling interest                                             (131)                 -          (131)                 -
    Future income taxes                                                    95                464         1,124              2,358
    Increase in non-current portion of royalty payable                    121                106           327                309
    Other                                                                 (49)                 -           (49)                 -
---------------------------------------------------------------------------------------------------------------------------------
                                                                      (20,709)           (10,270)      (38,643)           (13,059)
Net change in non-cash operating working capital
    items (Note 8(c))                                                  (4,074)              (908)       (7,052)            (2,795)
---------------------------------------------------------------------------------------------------------------------------------
                                                                      (24,783)           (11,178)      (45,695)           (15,854)
---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Purchase of investments                                                (493)               (38)         (493)            (5,019)
  Proceeds from sale of investments                                         -                  -         6,709                 10
  Expenditures on mining property, plant and equipment                 (1,938)            (3,339)      (10,354)           (14,770)
  Expenditures on other mineral property interests                     (4,209)            (1,000)       (8,354)            (1,000)
  Expenditures on other capital assets                                 (3,010)              (640)       (3,554)            (1,540)
  Other                                                                   178                (15)         (141)               (49)
---------------------------------------------------------------------------------------------------------------------------------
                                                                       (9,472)            (5,032)      (16,187)           (22,368)
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

  Share capital and special warrants issued                               674                130        61,391             54,622
  Proceeds from long-term debt                                              -                925             -              9,387
  Repayment of long-term debt                                          (3,781)           (12,589)       (7,591)           (16,900)
---------------------------------------------------------------------------------------------------------------------------------
                                                                       (3,107)           (11,534)       53,800             47,109
---------------------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW                                             (37,362)           (27,744)       (8,082)             8,887
CASH, BEGINNING OF PERIOD                                              76,192             62,436        46,912             25,805
---------------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                  $ 38,830           $ 34,692      $ 38,830           $ 34,692
=================================================================================================================================

CASH IS COMPRISED OF:
  Cash on hand and demand deposits                                   $  6,151           $ 13,051      $  6,151           $ 13,051
  Time deposits
      Restricted                                                        3,138              2,160         3,138              2,160
  Short-term money market instruments
    Restricted                                                          2,000              6,000         2,000              6,000
    Unrestricted                                                       27,541             13,481        27,541             13,481
---------------------------------------------------------------------------------------------------------------------------------
                                                                     $ 38,830           $ 34,692      $ 38,830           $ 34,692
=================================================================================================================================

Supplementary information (Note 8)

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)

1.       BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Ivanhoe Mines Ltd. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada for the presentation of interim financial information. These financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2002 (the "Annual Financial Statements"). The financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements. Certain of the comparative figures have been reclassified to conform with the presentation in the Annual Financial Statements.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as "Ivanhoe Mines".

2.       ABM MINING LIMITED ("ABM")

In the first quarter of 2003, the management of ABM advised Ivanhoe Mines that ABM would likely need to supplement anticipated cash flow from project operations with additional capital in order to cover budgeted operating costs. The funding shortfall had arisen because of the recent rapid appreciation of the Australian dollar (A$) against the US dollar. ABM management requested, and Ivanhoe Mines agreed to make available, an A$8 million working capital credit facility to enable ABM to meet any such shortfalls that may arise in the immediate future. ABM management also advised Ivanhoe Mines that it planned to continue exploring suitable alternatives for obtaining any future credit facilities it requires from external sources but that there is no assurance that it would be successful in doing so. At September 30, 2003, the working capital credit facility was fully drawn down.

As at September 30, 2003, the net carrying value of the Savage River operation's assets and liabilities which are included in these financial statements is $33,682,000 (December 31, 2002 -$31,411,000).

3.       MYANMAR IVANHOE COPPER COMPANY LIMITED ("JVCO")

The Annual Financial Statements disclosed that at December 31, 2002, JVCo was not in compliance with the minimum working capital requirement in its credit agreement, and had not received a waiver from its lenders with respect to this requirement and also with respect to the non-compliance with certain other financial covenants in the credit agreement.

During the three-month period ended September 30, 2003, JVCo made a debt repayment of approximately $8.4 million and contributed approximately $0.1 million into a debt service account. However, JVCo's contribution into the debt service account was deficient by approximately $8.1 million, as it should have covered the next principal and interest payments due at the end of February 2004. Management of the JVCo is of the opinion that JVCo will make the next semi-annual debt payment due at the end of February 2004 and that the lenders will not demand repayment of the loan, notwithstanding the foregoing. There is no assurance, however, that the lenders will not make such a demand. Accordingly, as required by GAAP, the entire amount of Ivanhoe Mines' share of JVCo's loan payable aggregating $15,000,000 at September 30, 2003 and $22,500,000 at December 31, 2002 has been included in current liabilities.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)

4.         LONG-TERM DEBT

                                                    SEPTEMBER 30,      December 31,
                                                        2003               2002
                                                        ----               ----
JVCo:
           Share of loan payable                      $ 15,000           $ 22,500

ABM:
           Deferred purchase obligation                  6,242              5,130
           Equipment purchase loans                      1,970              1,670
=================================================================================
                                                        23,212             29,300
Less: Amount included in current liabilities           (16,441)           (23,766)
=================================================================================
                                                      $  6,771           $  5,534
=================================================================================

All of the long-term debt is non-recourse to the Company.

5.       SHARE CAPITAL

In the three-month period ended September 30, 2003, 280,000 options were granted, 704,400 options were exercised and 104,500 options were cancelled.

Stock options outstanding at November 26, 2003 totalled 10,528,894 with exercise prices and expiry dates ranging from Cdn $1.08 to Cdn $12.70 and April 19, 2004 to November 1, 2013, respectively. At November 26, 2003, a total of 249,405,819 Common Shares of the Company were outstanding.

6.       INVENTORY WRITE-DOWN

During the nine month period ended September 30, 2003, Ivanhoe Mines wrote down its copper inventory as a result of a downward adjustment in the estimated recoverable quantities of copper on the heaps. Ivanhoe Mines continues to review the underlying technical data and accordingly may subsequently adjust the amount of this write-down. The amount of any adjustment may be material.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)

7. SEGMENTED INFORMATION

                                                                             THREE MONTHS ENDED SEPTEMBER 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
(Stated in 000's)                                             COPPER            IRON           EXPLORATION     CORPORATE    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                     $   6,069         $  14,580         $       -      $       -  $  20,649
COST OF OPERATIONS                                             (2,816)          (12,294)                -              -    (15,110)
WRITE-DOWN OF WORK IN PROGRESS INVENTORY                            -                 -                 -              -          -
DEPRECIATION AND DEPLETION                                     (1,265)           (1,469)                -              -     (2,734)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                1,988               817                 -              -      2,805
         General and administrative                              (181)              (23)                -         (3,787)    (3,991)
         Interest on long-term debt                              (220)             (133)              (15)             -       (368)
         Exploration expenses                                       -                 -           (20,784)             -    (20,784)
         Depreciation                                               -                 -              (386)             -       (386)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING                              1,587               661           (21,185)        (3,787)   (22,724)
         Mining property shut-down costs                            -                 -                 -           (955)      (955)
         Interest income                                            2                82                 5            372        461
         Foreign exchange gain (loss)                             (50)              (28)               11         (1,076)    (1,143)
         Share of loss of significantly influenced
         investee                                                   -                 -                 -           (976)      (976)
         Dilution loss on investment in a subsidiary                -                 -              (708)             -       (708)
         Other income (expenses)                                    2                23               (12)             -         13
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES AND

NON-CONTROLLING INTEREST                                        1,541               738           (21,889)        (6,422)   (26,032)
         Provision for income and capital taxes                  (351)             (124)              (31)           (30)      (536)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST                   1,190               614           (21,920)        (6,452)   (26,568)
         Non-controlling interest                                   -                 -                 -            131        131
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                           $   1,190         $     614         $ (21,789)     $  (6,452) $ (26,437)
===================================================================================================================================
EXPENDITURES ON CAPITAL ASSETS
         Pre-stripping costs                                $     357         $     777         $       -      $      -   $   1,134
         Other                                                    462               302               769          6,490      8,023
-----------------------------------------------------------------------------------------------------------------------------------
                                                            $     819         $   1,079         $     769      $   6,490  $   9,157
===================================================================================================================================
TOTAL ASSETS                                                $ 139,000         $  62,358         $  13,762      $  55,799  $ 270,919
===================================================================================================================================

                                                                           THREE MONTHS ENDED SEPTEMBER 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
(Stated in 000's)                                         COPPER             IRON        EXPLORATION        CORPORATE       TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                  $   5,123         $  14,146      $       -         $       -     $  19,269
COST OF OPERATIONS                                          (2,746)          (11,179)             -                 -       (13,925)
DEPRECIATION AND DEPLETION                                    (893)           (2,320)             -                 -        (3,213)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                             1,484               647              -                 -         2,131
         General and administrative                            (98)              (22)             -            (3,055)       (3,175)
         Interest on long-term debt                           (389)             (796)             -                 -        (1,185)
         Exploration expenses                                   (1)                -         (9,998)                5        (9,994)
         Depreciation                                            -                 -           (105)                -          (105)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING                             996              (171)       (10,103)           (3,050)      (12,328)
         Mining property shut-down costs                         -                 -              -              (752)         (752)
         Interest income                                        17                11              8               274           310
         Foreign exchange gain (loss)                           (4)              891              1            (1,418)         (530)
         Gain on settlement of debt                              -            32,466              -                 -        32,466
         Other income (expenses)                                14              (115)            (4)               (3)         (108)
         Write-down of carrying values of assets                 -           (18,000)             -                 -       (18,000)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES AND
NON-CONTROLLING INTEREST                                     1,023            15,082        (10,098)           (4,949)        1,058
         (Provision for) recovery of income and
         capital taxes                                          16               172           (237)             (510)         (559)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST                1,039            15,254        (10,335)           (5,459)          499
         Non-controlling interest                                -                 -              -                 -             -
===================================================================================================================================
NET INCOME (LOSS)                                        $   1,039         $  15,254      $ (10,335)        $  (5,459)    $     499
===================================================================================================================================
EXPENDITURES ON CAPITAL ASSETS

         Pre-stripping costs                             $     226         $   4,230           $  -               $ -     $   4,456
         Other                                                 242               561           (368)               88     $     523
-----------------------------------------------------------------------------------------------------------------------------------
                                                         $     468         $   4,791      $    (368)        $      88     $   4,979
===================================================================================================================================
TOTAL ASSETS                                             $ 143,554         $  58,735      $  14,085         $  44,035     $ 260,409
===================================================================================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)

7.       SEGMENTED INFORMATION (CONTINUED)

                                                         NINE MONTHS ENDED SEPTEMBER 30, 2003
----------------------------------------------------------------------------------------------------------------------------------
(Stated in 000's)                                       COPPER             IRON          EXPLORATION        CORPORATE      TOTAL
----------------------------------------------------------------------------------------------------------------------------------
REVENUE                                               $  16,181         $  48,034         $       -         $       -    $  64,215
COST OF OPERATIONS                                       (7,672)          (47,107)                -                 -      (54,779)
WRITE-DOWN OF WORK IN PROGRESS INVENTORY                 (4,287)                -                 -                 -       (4,287)
DEPRECIATION AND DEPLETION                               (3,667)           (3,477)                -                 -       (7,144)
==================================================================================================================================
OPERATING PROFIT                                            555            (2,550)                -                 -       (1,995)
         General and administrative                        (468)              (89)                -            (9,746)     (10,303)
         Interest on long-term debt                        (802)             (445)              (15)                -       (1,262)
         Exploration expenses                                 -                 -           (46,777)                -      (46,777)
         Depreciation                                         -                 -              (999)              (12)      (1,011)
----------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING                                  (715)           (3,084)          (47,791)           (9,758)     (61,348)
         Mining property shut-down costs                      -                 -                 -            (2,479)      (2,479)
         Interest income                                     11               188                10             1,193        1,402
         Foreign exchange gain (loss)                      (142)             (468)             (107)            7,707        6,990
         Gain on sale of investments                          -                 -                 -             4,625        4,625
         Share of loss of significantly influenced
         investee                                             -                 -                 -            (1,589)      (1,589)
         Dilution loss on investment in a subsidiary          -                 -              (708)                -         (708)
         Other income (expenses)                              5               483               (13)              273          748
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES AND
NON-CONTROLLING INTEREST                                   (841)           (2,881)          (48,609)              (28)     (52,359)
         Provision for income and capital taxes            (721)             (150)              (84)             (976)      (1,931)
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST            (1,562)           (3,031)          (48,693)           (1,004)     (54,290)
         Non-controlling interest                             -                 -               131                 -          131
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                     $  (1,562)        $  (3,031)        $ (48,562)        $  (1,004)   $ (54,159)
==================================================================================================================================
EXPENDITURES ON CAPITAL ASSETS

         Pre-stripping costs                          $   1,183         $   5,857         $       -         $       -        7,040
         Other                                            1,313             1,913             1,499             6,497       11,222
----------------------------------------------------------------------------------------------------------------------------------
                                                      $   2,496         $   7,770         $   1,499         $   6,497    $  18,262
==================================================================================================================================
TOTAL ASSETS                                          $ 139,000         $  62,358         $  13,762         $  55,799    $ 270,919
==================================================================================================================================

                                                      NINE MONTHS ENDED SEPTEMBER 30, 2002
=================================================================================================================================
(Stated in 000's)                                         COPPER            IRON        EXPLORATION        CORPORATE      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                 $  15,210         $  50,638      $       -         $       -    $  65,848
COST OF OPERATIONS                                         (7,839)          (38,476)             -                 -      (46,315)
DEPRECIATION AND DEPLETION                                 (2,963)           (4,399)             -                 -       (7,362)
---------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                            4,408             7,763              -                 -       12,171
         General and administrative                          (381)              (58)             -            (7,560)      (7,999)
         Interest on long-term debt                        (1,287)           (2,335)             -                 -       (3,622)
         Exploration expenses                                  (1)                -        (18,311)                5      (18,307)
         Depreciation                                           -                 -           (211)               (7)        (218)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING                          2,739             5,370        (18,522)           (7,562)     (17,975)
         Mining property shut-down costs                        -                 -              -            (1,699)      (1,699)
         Interest income                                       71                64             20               725          880
         Foreign exchange gain (loss)                         (27)            1,936             65               404        2,378
         Gain on settlement of debt                             -            32,466              -                 -       32,466
         Write-down of carrying values of assets                -           (18,000)             -                 -      (18,000)
         Other income (expenses)                               20               (83)             5             3,073        3,015
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME AND CAPITAL TAXES
NON-CONTROLLING INTEREST                                    2,803            21,753        (18,432)           (5,059)       1,065
         (Provision for) recovery of income and              (107)           (3,482)           408               473       (2,708)
         capital taxes
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST               2,696            18,271        (18,024)           (4,586)      (1,643)
         Non-controlling interest                               -                 -              -                 -            -
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                       $   2,696         $  18,271      $ (18,024)        $  (4,586)   $  (1,643)
=================================================================================================================================
EXPENDITURES ON CAPITAL ASSETS

         Pre-stripping costs                            $     397         $   8,520         $    -               $ -    $   8,917
         Other                                              1,379             3,545          7,317               152       12,392
---------------------------------------------------------------------------------------------------------------------------------
                                                        $   1,776         $  12,065      $   7,317         $     152    $  21,310
=================================================================================================================================
TOTAL ASSETS                                            $ 143,554         $  58,735      $  14,085         $  44,035    $ 260,409
=================================================================================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)

8.       SUPPLEMENTARY CASH FLOW INFORMATION

(a) During the three months ended June 30, 2003, 21,290,080 Special Warrants were exercised resulting in the issue of 21,290,090 common shares of the Company.

         During the three months ended March 31, 2003, 20,000,000 Special Warrants were exercised resulting in the issue of 20,000,000 common shares of the Company.

         During the three months ended June 30, 2002, the Company issued 287,678 Common Shares at a deemed value of $600,000 in respect of the purchase of 7.4 million common shares of Intec Ltd.

         Also, during the three months ended June 30, 2002, the Company divested itself of its iron ore project in Norway and extinguished the related outstanding debt of $3.5 million.

         During the three months ended March 31, 2002, Ivanhoe Mines exchanged its investment in GTL Resources Plc, which had a carrying value of $1.4 million, for an equity interest in Resource Investment Trust with a fair value of $1.9 million.

         Also during the three months ended March 31, 2002, Ivanhoe Mines completed the earn-in of a 100% interest in the Oyu Tolgoi project in Mongolia by paying cash of $1 million and by incurring an obligation to make a $4 million payment within one year.

         Lastly, during the three months ended March 31, 2002, Ivanhoe Mines realized a gain of $2,568,000 (included in other income), of which $1,248,000 was non-cash, relating to the payment of a note receivable from Olympus Pacific Minerals Ltd. that had been written off in prior years.

(b)

                                  Three Months Ended September 30,         Nine Months Ended September 30,
                                  -------------------------------          -------------------------------
$(000)                                  2003            2002                     2003            2002
----------------------------------------------------------------------------------------------------------
Interest paid                          $  359          $  912                   $  984          $1,954
Income and capital taxes paid             441              94                      807             350

(c)      Net change in non-cash working capital items:

                                               Three Months Ended September 30,    Nine Months Ended September 30,
          $(000)                                   2003              2002              2003              2002
------------------------------------------------------------------------------------------------------------------
Accounts receivable                               $ 2,563           $(3,312)          $  (630)          $(5,232)
Inventories                                        (4,026)              786            (3,824)           (1,277)
Prepaid expenses                                      746              (174)           (1,252)           (1,163)
Accounts payable and accrued liabilities           (3,357)            1,792            (1,346)            4,877
---------------------------------------------------------------------------------------------------------------
                                                  $(4,074)          $  (908)          $(7,052)          $(2,795)
===============================================================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)
(Unaudited)

9.       SUBSEQUENT EVENTS

(a) In October 2003, Ivanhoe Mines reached an agreement in principle with Pacific Minerals Inc. ("Pacific Minerals") to restructure certain joint ventures in return for 2.5 million common shares of Pacific Minerals. The agreement will reduce Ivanhoe Mines' maximum earn-in interests from 80% to 50% in the 217 Gold Project, the Dandong Gold Project, and the JBS Platinum and Palladium Projects. Ivanhoe Mines will also transfer to Pacific Minerals an interest in the Shuteen Project in Mongolia.

         Ivanhoe Mines has also agreed to purchase an additional 2.5 million units of Pacific Minerals at a price of Cdn$1.75 per unit, for proceeds of Cdn$4.4 million. Each unit will consist of one common share and one common share purchase warrant. Each warrant will be exercisable for one common share at a price of Cdn$2.20 per share for two years from the closing date. After closing, Ivanhoe Mines will hold approximately 45% of the issued and outstanding share capital of Pacific Minerals.

(b) In October 2003, the Company completed a private placement financing for US$50.0 million (Cdn$66.0 million). This financing consisted of
         5.76 million Special Warrants at a price of US$8.68 (Cdn$11.45) each. Each Special Warrant entitles the holder to acquire, at no additional cost, one common share and one-tenth of a common share purchase warrant of the Company, following the clearing of a prospectus or four months after the closing date, which ever occurs first.

(c) In November 2003, Ivanhoe Mines reached an agreement with BHP Minerals International Exploration Inc. ("BHP") to acquire the 2% net smelter return royalty interest that BHP had retained in Ivanhoe Mines' Turquoise Hill property in Mongolia. The terms of the agreement require Ivanhoe Mines to pay BHP a total of $37 million in two payments. The first $17 million was paid in November 2003 and the final $20 million payment is due by February 5, 2004.

(d) In November 2003, Ivanhoe Mines converted a US$550,000 loan to Asia Gold Corp. ("Asia Gold") into 505,622 shares of Asia Gold. Ivanhoe Mines now holds approximately 78% of the issued and outstanding share capital of Asia Gold.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

Ivanhoe Mines Ltd. (the "Company") is an international mining company exploring a major discovery of gold and copper at the Turquoise Hill project (Oyu Tolgoi) in southern Mongolia. It also has regional exploration programs targeting gold and copper, principally in Mongolia and China. The Company together with its subsidiaries and joint venture (collectively referred to as "Ivanhoe Mines") produces copper, gold and iron ore products from various mines in the Asia Pacific region.

During the third quarter, Ivanhoe Mines continued to concentrate the majority of its cash resources and management time to the Turquoise Hill project. The Company spent a total of $ 20.8 million in exploration during the quarter, of which $ 17.4 million was spent in Mongolia.

MONGOLIA

- In September 2003, the Far North Zone was renamed the Hugo Dummett deposit.

- In Q3'03, Ivanhoe Mines accelerated its drilling efforts on the Hugo Dummett deposit. In September 2003, the Company announced that new copper and gold rich intersections had encountered a new style of bornite-rich porphyry mineralization. In order to explore these new deeper zones, a drill rig capable to reach depths of 3,000 metres arrived on the property at the end of October.

- In November 2003, AMEC E&C Services Limited ("AMEC") delivered an increased estimate of mineral resources at the Turquoise Hill project. AMEC estimated that at November 10, 2003, using a 0.3% copper equivalent cut-off grade, the project contained the following two separate categories of inferred and indicated mineral resources:

                                                                      Gold            Copper        Gold
                                  Tonnes          Copper          grams/tonne         Million      Million
Mineral Resource                  Million            %               ("g/t")           Tonnes       Ounces
----------------------------------------------------------------------------------------------------------
Inferred                           2,598           0.73%              0.17              19.1         14.4

Indicated                            509           0.40%              0.59              2.1           9.7

- A scoping study designed to formulate optimal project development concepts is underway and expected to be released before the end of 2003.

- In July 2003, Ivanhoe Mines announced the discovery of several large aquifers near the site of the Turquoise Hill project. Independent consultants currently estimate that the aquifers are capable of providing sufficient water to meet the process requirements for a 50,000 tonne per day mining operation.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OPERATING AND FINANCIAL RESULTS

- The net loss for the Q3'03 was $ 26.4 million, or $ 0.11 per share, compared with a profit of $0.5 million or $nil per share in Q3'02. Included in the Q3'03 loss is:

         - Exploration division expenses, net after tax, of $21.8 million (Q3'02 - $10.3 million) including total expenditures of $ 17.4 million in Mongolia.

         - Net income of $1.2 million (Q3'02 - $1.0 million) from the S&K Mine copper operations in Myanmar.

         - Net income of $0.6 million (Q3'02 - $15.3 million) from the Savage River Mine operation in Australia. The net income in Q3'02 included a $32.5 million gain in settlement of debt and a $18 million write-down of the carrying values of assets.

         - Corporate division loss of $6.5 million (Q3'02 - $5.5 million), including a loss on foreign exchange of $1.1 million, general and administrative expenses of $3.8 million and mining property care and maintenance costs in Kazakhstan of $1.0 million.

CORPORATE

- In October 2003, the Company raised $50.0 million (Cdn$66.0 million) through the issue of 5.76 million Special Warrants at a price of $8.68 (Cdn$11.45) each. Each Special Warrant entitles the holder to acquire, at no additional cost, one common share and one-tenth of a common share purchase warrant of the Company. The majority of the proceeds from the financing will be used to finance the acquisition of the BHP royalty discussed below, exploration of the Mongolian properties and working capital.

- In November 2003, for a total of $37 million, the Company acquired from BHP Minerals International Exploration Inc. ("BHP") the 2% net smelter return royalty interest on the Turquoise Hill project. The $37 million is payable in two instalments: $17 million in November 2003 and $20 million in February 2004. The Company believes that this acquisition represents a timely and strategic move by the Company to consolidate its control over all the aspects of the Turquoise Hill project.

-        In November 2003, the Company appointed John Macken as president. Mr.
         Macken spent over 19 years with Freeport McMoran Copper and Gold, including 13 years as Executive Vice-President and General Manager of Freeport's Grasberg mining complex, the world largest single copper and gold mine. Mr. Macken's experience also includes large scale mine construction..

- In October 2003, Mr. David Huberman was appointed to the Board of Directors of the Company in the position of lead director.

- In November 2003, the Company announced that its common shares had been approved for trading in the US on the NASDAQ National Market System, trading under the symbol HUGO.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

A detailed summary of all of the Company's significant accounting policies is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2002.

Management is required to make assumptions and estimates that affect the valuation of its mineral assets. Significant estimates used in the valuation of inventories and capital assets include quantities of mineral in heaps and in circuit, proven and probable ore reserves, the estimated recoverable tonnes of ore, the expected economic life of and the estimated future operating results and net cash flows from mining property, plant and equipment, and the anticipated reclamation costs of mine sites.

Following generally accepted accounting principles, impairments in the valuation of mineral assets are recorded in the Company's consolidated financial statements, while increases in the valuation of mineral assets are not permitted. The most likely changes in estimates used in the valuation of mineral assets are the changes in estimates based on noticeable changes in trends of operating costs and commodity prices. A small percentage change in costs or revenues, when spread over the remaining life of a mining project, that can exceed twenty years, can have a significant impact on the valuation calculations, resulting in a material reduction in the carrying value of Ivanhoe Mines' mineral assets.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward- looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward- looking statements. A summary of risk factors is included in the Company's Renewal Annual Information Form for the year ended December 31, 2002. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project costs overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading "Outlook". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This Management's Discussion and Analysis contains references to estimates of mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data and of the assumptions made and

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that reserves and mineral resource figures will be accurate, and that reserves and mineral resources could be mined or processed profitably.

EXPLORATION

Exploration expenses in Q3'03 totalled $20.8 million, compared to $10.0 million in Q3'02. The majority of the $10.8 million increase is due to the engineering evaluation studies, drilling and exploration activities on the Turquoise Hill project and other Mongolian properties.

a) MONGOLIA - At the end of September 2003, Ivanhoe Mines held 126 exploration licenses covering approximately 10.9 million hectares. In Q3'03 Ivanhoe Mines spent $17.4 million on the Mongolian properties and the main focus of exploration activities was on the Turquoise Hill project ($ 15.2 million), the Kharmagtai and Ovoot Hyar projects ($0.3 million), the Oyut Ulaan project ($0.4 million) and general reconnaissance projects ($1.0 million).

         i)       TURQUOISE HILL EXPLORATION -

         In November 2003, AMEC released a new increased estimate of the Turquoise Hill project's mineral resources. With an equivalent cut-off grade of 0.60% copper, AMEC increased the Hugo Dummett deposit's inferred resource category, previously estimated in July 2003, from 643 million tonnes grading 1.19% copper and 0.10 g/t gold to 962 million tonnes grading 1.30% copper and 0.18 g/t gold.

         In its November estimate, AMEC increased the Hugo Dummett deposit's high grade core of inferred resources greater than 2% copper equivalent to 149.4 million tonnes grading 2.88% copper and 0.53 g/t gold from the July estimate of 70.8 million tonnes grading 2.92% copper and 0.30 g/t gold.

         The Hugo Dummett deposit is the largest of the four copper and gold deposits outlined to date at Ivanhoe's Turquoise Hill project.

         AMEC, using a 0.30% copper equivalent cut-off, estimates that the Turquoise Hill project contains estimated inferred resources totalling
         2.6 billion tonnes grading 0.73% copper and 0.17 g/t gold. This represents an increase of 27% in the amount of copper and gold previously reported by AMEC in their mineral resource report issued in July 2003.

         In addition, using the same 0.30% copper equivalent cut-off grade, AMEC has estimated 509 million tonnes of indicated resources in the Southwest Zone grading 0.40% copper and 0.59 g/t gold.

         The AMEC estimate was prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101, under the direction of Stephen Juras, P. Geo., and Dr. Harry Parker, Ch.P. Geol., independent qualified persons as defined by NI 43-101. As required by NI 43-101, AMEC is preparing an addendum to its August 2003 technical report, which is expected to be delivered in early December 2003. Upon release, a copy of the as so updated AMEC report will be

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         available on SEDAR. A summary extracted from the AMEC report containing details of the mineral resource estimates at various copper equivalent cut-off grades is currently available on Ivanhoe Mines' web site at http://www.ivanhoe-mines.com.

         ii) TURQUOISE HILL STUDIES- Several engineering studies were ongoing at Turquoise Hill during Q3'03, including:

                  - Several combined open pit/underground development scenarios were developed, including underground mining concepts for the deeper sections of the Southwest deposit and the Hugo Dummett deposit. The applicability of economic sub-level caving and block caving mining methods are currently being evaluated.

                  - Studies were initiated to determine the most suitable locations for the construction of an exploratory decline and an exploration shaft, intended to access and allow the future underground exploration drilling of the Hugo Dummett deposit's North and South zones.

                  - Several metallurgical tests were carried out during the quarter, including composites on high grade and low grade material from the Southwest and Central deposits, batch flotation tests on material from the Hugo Dummett deposit and small column heap leach tests on material from the Central and South Oyu deposits.

                  - Water exploration continued during the quarter and drilling of several holes to test delineated aquifers is scheduled for the fourth quarter. Also, permeability tests were conducted to allow development of detailed mine-dewatering models.

                  - Assessment of possible routes for roads and railways continued during the quarter. Chinese authorities completed construction of an upgraded 226 kilometres ("km") highway that provides a direct highway link between the Mongolian border crossing, 80 km south of the Oyu Tolgoi project, and the Trans-China Railway system. Ivanhoe Mines has initiated discussions with Mongolian and Chinese government authorities to extend the highway the final 80 km to the Oyu Tolgoi project site.

                  - Potential sources of power continued to be investigated, including various coal deposits located within Mongolia and the importation of power from the Inner Mongolia province in China.

         More details on these engineering issues will be included in an independent scoping study expected to be released in December 2003. The independent scoping stud y will be used in the Q1'04 Turquoise Hill project's application for the conversion of the exploration licenses to a mining license. The Company anticipates completing the conversion process in the first half of 2004.

         iii) KHARMAGTAI AND OVOOT HYAR PROJECTS - These two properties contain several copper/gold targets. During Q3'03, reinterpretation of drill core and geological

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         mapping was conducted at the Gold Hill project in preparation for a third phase of drilling in early 2004, In Q3'03 a total of approximately $ 0.3 million was spent on these various projects.

         iv) OYUT ULAAN - The Oyut Ulaan project comprises a variety of targets extending over an area of approximately 12 km by 6 km. Detailed geological mapping and surface rock-chip sampling was completed during Q3'03. Drilling on the project has confirmed the presence of a gold-copper mineralized porphyry-style quartz stockwork mineralization and a second phase of diamond drilling is planned for mid-2004. In Q3'03 a total of approximately $0.4 million was spent on this project.

         v) SHUTEEN - References to the Shuteen project can be found under the
         China: Pacific Minerals caption below.

         vi) ASIA GOLD - In July 2003 Ivanhoe Mines completed a transaction with Asia Gold Corp. (formally MX Capital Corp.) ("Asia Gold"), a private Canadian mineral exploration company. As part of the transaction, Ivanhoe Mines transferred to Asia Gold a series of early-stage Mongolian exploration licenses covering approximately 3.1 million hectares (31,000 sq. km) in the South Gobi region of Mongolia, and located approximately 150 kilometres west of the Turquoise Hill project. These licenses, combined with Asia Gold's existing Mongolia licenses, cover approximately 4.0 million hectares (40,000 square kilometres ("sq km")) throughout the prospective South Gobi porphyry belt. In addition, Ivanhoe transferred to Asia Gold its Korean gold and silver projects, including the Eunsan gold and silver mine, located in Chollanam-Do Province, South Korea. In consideration for these assets, Asia Gold issued approximately 6.1 million common shares to the Company.

         Ivanhoe Mines also invested Cdn$1.0 million in cash to purchase approximately 0.8 million Asia Gold units. Each unit consists of one common share of Asia Gold and one share purchase warrant exercisable for a period of one year. Each warrant is convertible into one additional common share of Asia Gold at a price of Cdn$1.32.

         Subsequent to the July transaction, Ivanhoe Mines agreed to loan to Asia Gold up to an additional Cdn$1.4 million. The loan is convertible into common shares of Asia Gold at a price of Cdn$1.50 per share. On a fully diluted basis, Ivanhoe Mines' equity interest in Asia Gold currently totals approximately 71%. As of the date hereof, Asia Gold is in the process of undertaking an initial public offering.

b) MYANMAR -Underground exploration on Modi Taung's Shwesin and Htongyi Taung's quartz-gold veins continued during Q3'03. A total of 650 metres ("m") of underground adit was driven during the quarter (Q2'03 - 829m). The decreased activity is mainly due to a reduction of operations during the main monsoon months.

The Htongyi Taung-style Adder vein with visible gold was uncovered in trenches 700m northwest of the nearest Htongyi Taung adit. Access and site preparation for aditing on the Adder vein started late September, and an access adit on the Sakangyi vein, 300m east of Shwesin, was also begun. Results on 500 auger soil samples collected on infill or extended lines across projected veins are pending.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

At the Kankaung quartz- gold vein prospect 12km northwest of Modi Taung, site preparation for a 200m long adit and cross-cuts began at the end of September. About 27km to the northeast, surface exploration on the Shweminbon gold skarns in karstic terrain resumed after an interruption during the peak monsoon period.

The scoping study for development of the Modi Taung veins was updated with a target milling rate of 75 tonnes per day and the mining of ore material averaging 25 to 30 g/t gold. Total exploration expenditures in Q3'03 totalled approximately $0.5 million.

c) OTHER -

         i) CHINA: PACIFIC MINERALS - Ivanhoe Mines is exploring for gold, copper and platinum-group metals (PGMs) in Inner Mongolia through a joint venture with Pacific Minerals Inc. ("PMZ"). At the end of October 2003, PMZ and Ivanhoe reached an agreement-in-principle to restructure their mineral exploration and development joint venture. The revised agreement will reduce Ivanhoe Mines' maximum earn-in from 80% to 50% on PMZ's most significant projects in China. Ivanhoe Mines retains the right to earn up to 80% of the available interest in any new projects acquired by PMZ in China (excluding the Anhui and Liaoning provinces). The revised agreement also contains a mutual non-compete clause, whereby PMZ agrees not to compete for any new mineral properties in the Inner Mongolia Region and Ivanhoe Mines agrees not to compete for any new mineral properties in Liaoning Province.

         Ivanhoe Mines also agreed to transfer to PMZ 50% of its interest in the Shuteen exploration licence in southern Mongolia. The project has similar geological characteristics and is within the same copper-rich mineral belt that hosts Ivanhoe Mines's Turquoise Hill and Kharmagtai porphyry copper- gold projects. The Shuteen licence covers approximately 93 sq km (36 sq miles), approximately 100km east of Kharmagtai. Ivanhoe acquired the right to earn an 80% interest in Shuteen in early 2002 by undertaking to complete a US$1.5 million exploration program before December 31, 2004. To date, Ivanhoe Mines has spent in excess of US$1.5 million on the project.

         ii) INNER MONGOLIA: IVANHOE MINES - Throughout Q3'03, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Turquoise Hill and other epithermal-style deposits. In August 2003, Ivanhoe Mines announced that it had entered into a comprehensive joint venture with a Chinese government entity to explore for and develop gold, copper, silver, molybdenum and other minerals on three advanced projects in Inner Mongolia.

         The three projects are in addition to the Oblaga gold-copper-molybdenum project also located in Inner Mongolia. Total exploration expenditures in Q3'03 totalled approximately $1.0 million.

         iii) VIETNAM: OLYMPUS PACIFIC MINERALS - Ivanhoe holds a minority interest in a gold exploration joint venture in Vietnam with Olympus Pacific Minerals, a public Canadian mineral exploration company, and Zedex Ltd., a New Zealand registered

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

investment company. The joint venture's principal project is the Phuoc Son gold project, in northwestern Quang Nam Province, Central Vietnam.

         iv) AUSTRALIA: SELWYN - At the end of September 2003, the Company announced the acquisition of all of the Selwyn copper-gold project's mining and exploration leases in Australia. The Selwyn leases cover an area of more than 1,450 sq km, approximately 160 km southeast of Mount Isa in north-western Queensland. Ivanhoe Mines plans to carry out an extensive exploration program on the Selwyn property.

OPERATIONS

COPPER OPERATION

S&K MINE, MYANMAR

                                                           Three months ended September 30, 2003
                                  --------------------------------------------------------------------------------------
                                                    Total Operation                          Company's 50% net share
                                  -------------------------------------------------      -------------------------------
                                                                         % Increase                           % Increase
                                                     2003       2002     (decrease)      2003          2002    (decrease)
                                  -------------------------------------------------      -------------------------------
Total tonnes moved                Tonnes (000's)     4,644      4,233       10%
Tonnes of ore to heap             Tonnes (000's)     2,361      1,895       25%
Ore Grade                         CuCn %              0.60%      0.49%      22%
Strip ratio                       Waste/Ore           0.86       0.63       37%
Cathode production                Tonnes             7,532      7,173        5%          3,766         3,587      5%
Tonnage sold                      Tonnes             7,274      6,869        6%          3,637         3,435      6%
Average sale price received       US$/pound                                             $ 0.80        $ 0.72     12%
Sales                             US$(000)                                               6,069         5,123     18%
Cost of operations                US$(000)                                               2,816         2,746      3%
Operating profit                  US$(000)                                               1,988         1,484     34%

                                                               Nine months ended September 30, 2003
                                                               ------------------------------------
                                                  Total Operation                              Company's 50% net share
                                  ---------------------------------------------------   ----------------------------------
                                                                          % Increase                          % Increase
                                                     2003        2002      (decrease)    2003          2002    (decrease)
                                  ---------------------------------------------------   ----------------------------------
Total tonnes moved                Tonnes (000's)    14,601      10,606      38%
Tonnes of ore to heap             Tonnes (000's)     6,890       5,291      30%
Ore Grade                         CuCn %              0.57%       0.56%      2%
Strip ratio                       Waste/Ore           0.91        0.53      72%
Cathode production                Tonnes            20,406      20,801      (2%)        10,203        10,401     (2%)
Tonnage sold                      Tonnes            20,240      20,432      (1%)        10,120        10,216     (1%)
Average sale price received       US$/pound                                            $  0.76       $  0.71      7%
Sales                             US$(000)                                              16,181        15,210      6%
Cost of operations                US$(000)                                               7,672         7,839     (2%)
Operating profit                  US$(000)                                                 555         4,408    (87%)

The construction and stacking of various heap cells continued during the quarter resulting in a 10% increase in total tonnes moved and a 25% increase in total ore stacked.

The increase in copper cathode production in Q3'03 resulted in an equivalent annualized production level of approximately 30,000 tonne per annum. This level of production is the highest level of production ever reached in a quarter since the start of operations in 1998.

Copper prices have been increasing steadily since November 2001, when copper prices reached a low of approximately $0.60 per pound. Copper prices averaged $0.80 per

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

pound in Q3'03 and have so far averaged closed to $0.90 per pound in the fourth quarter of 2003.

In Q3'03, total copper sale revenues increased by 18% over Q3'02, as a result of a 6% increase in tonnage sold and a 12% increase in copper prices. The increase in cost of operations during Q3'03 is a direct result of the increased production level and is mainly attributed to increases in fuel, power and equipment costs related to additional tonnage moved.

Ivanhoe Mines regularly evaluates the S&K Mine's estimated recoverable quantities of copper on the heaps. Ivanhoe Mines continues to review the underlying technical data and accordingly may subsequently increase or decrease any adjustments made to these quantities. The amount of any adjustment may be material.

In Q3'03, the mine capitalized approximately $357,000 in costs of removing additional waste material.

In July of 2003, work began on a test pit and associated mining infrastructure, to be developed at the adjacent Letpadaung deposit. The mini-pit will produce 10,000 tonnes per day of high- grade ore as a test for the intended large-scale mining and heap-leach operations at Letpadaung. In August 2003, the S&K operations started mining the Letpadaung deposit, removing approximately 230,000 tonnes of waste material.

At the end of September 2003, MICCL, the owner of the S&K Mine, had approximately $1.8 million in cash. The loan repayment of approximately $8.4 million due at the end of August was repaid during the quarter. However, at the end of August 2003, the S&K Mine's debt service account contribution, required to cover the next principal and interest payments due at the end of February 2004, was deficient by approximately $8.1 million. While no assurances can be given, the management of the S&K Mine believes that it will generate sufficient cash flows to be able to repay the next loan payment when due at the end of February 2004. Although MICCL is technically in default under the loan agreement, based on discussions with the lenders, the Company does not expect the lenders to act upon the default. However, no assurances can be given to this regard.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

IRON OPERATION

SAVAGE RIVER MINE, TASMANIA

                                                      Three months ended September 30, 2003
                                                      -------------------------------------
                                                                                                           Percent
                                                                                                           Increase
                                                                    2003              2002                (decrease)
                                       ----------------------------------------------------------------------------
Total volumes moved                    BCM (000's)                   2,206              2,332                 (5%)
Tonnes milled                          (000's)                       1,283              1,249                  3%
Strip ratio                            BCM waste/BCM ore               4.9               15.1                (68%)
Concentrate production                 (000's)                         563                528                  7%
Iron ore content                       Fe%                            33.3%              32.1%                 4%
Pellet production                      Tonnes                      560,757            513,114                  9%
Pellet sales                           Tonnes                      449,962            507,984                (11%)
Sales                                  US$/tonne                  $     32           $     28                 16%
                                       US$(000)                     14,580             14,146                  3%
Cost of operations                     US$(000)                     12,294             11,179                 10%
Operating profit (loss)                US$(000)                        817                647                 26%
Average foreign exchange rate          US$/AUD$                     0.6588             0.5475                 20%

                                                                 Nine months ended September 30, 2003
                                                                 ------------------------------------
                                                                                                                      Percent
                                                                                                                     Increase
                                                                      2003                   2002                    (decrease)
                                       ----------------------------------------------------------------------------------------
Total volumes moved                    BCM (000's)                      7,524                  7,205                      4%
Tonnes milled                          (000's)                          3,956                  3,623                      9%
Strip ratio                            BCM waste/BCM ore                  6.7                    8.0                    (16%)
Concentrate production                 (000's)                          1,684                  1,660                      1%
Iron Ore content                       Fe%                               32.3%                  34.7%                    (7%)
Pellet production                      Tonnes                       1,673,608              1,622,873                      3%
Pellet sales                           Tonnes                       1,578,206              1,702,444                     (7%)
Sales                                  US$/tonne                  $        30            $        30                      2%
                                       US$(000)                        48,034                 50,638                     (5%)
Cost of operations                     US$(000)                        47,107                 38,476                     22%
Operating profit (loss)                US$(000)                        (2,550)                 7,763                   (133%)
Average foreign exchange rate          US$/AUD$                        0.6309                 0.5390                     17%

Total pellet production in Q3'03 increased by 9% over Q3'02. A 4% increase in grade and a 3% increase in tonnes milled were the two main factors contributing to the increase in production.

Due to shipment delays at the end of the quarter, total tonnage of pellets sold in Q3'03 decreased by 11% over Q3'02. The increase in pellet prices in Q3'03 reflects the retroactive annual price increase settled in August of 2003. The iron ore market continues to be strong, with much of the demand coming from China. The tight ore supply has prompted steel mills to secure long term iron ore pellet contracts. Most of the planned production for Savage River Mine over the next 3 to 4 years has now been taken up in supply contracts.

Operating profit increased from $0.6 million in Q3'02 to a $0.8 million in Q3'03. The $0.2 million increase in profit is the result of a $0.4 million increase in revenue, a $0.9 million decrease in depreciation and a $1.1 million increase in cost of operations.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

In Q3'03 the Savage River operation increased the total volume of ore mined by approximately 60% over the same period in 2002 and decreased total volume of waste mined by 16%. Consequently, the capitalized pre-stripping charge was reduced from $4.2 million in Q3'02 to $0.8 million in Q3'03. The $4.5 million increase in inventory in Q3'03 is mainly attributed to the stockpiling of high grade run of mine ore during the quarter.

Operating costs prior to the pre-stripping deduction in Q3'03 were up 14% over the same period in Q3'02. The 14% increase is the combined result of an 6% decrease in Australian denominated operating costs plus a 3% increase in tonnage milled and a nominal 20% increase in US denominated costs due to the strengthening of the Australian dollar.

The majority of the 6% decrease in operating costs is mainly attributable to lower fuel costs resulting from the switch to gas, net of increases in fleet rental charges, explosives and electricity. Also, the softer ore from the South Deposit has proved difficult to process due to the coarse grained nature of the ore, which requires more grinding effort to achieve the correct blend. The nature of the ore has also increased mill liner wear rates.

In September 2003, the Company advanced $ 3 million Australian dollar ("A$") to the Savage River Mine, the last portion of a previously agreed A$8 million working capital credit facility. In the first nine months of 2003, the Australian dollar has considerably strengthened in relation to the US dollar. The Australian dollar continued its ascent during Q4'03 and in mid-November, stood at around US$0.72 per A$1.00, a 28% increase since the beginning of 2003. In 2004 and future years, in order to offset the negative impact of a strong Australian dollar, the management of the Savage River Mine will have to improve the economic viability of the mine by continuing its efforts to lower costs and successfully negotiate increases in pellet prices. There is no guarantee that the Company will commit to fund any future cash shortfall at the Savage River Mine.

OTHER PROJECTS

EUNSAN GOLD AND SILVER MINE, SOUTH KOREA

On July 31, 2003 Ivanhoe transferred all of its Korean assets and certain Mongolian exploration licenses to Asia Gold in exchange for common shares of Asia Gold (see "Exploration and Development-Mongolia - Asia Gold"). On July 31, 2003 Asia Gold also acquired from Ivanhoe all of the issued share capital of Korean Exploration Inc. ("KEI"). KEI owns a 90% interest in Korea Exploration & Mining Ltd. ("KEM"). KEM owns directly and indirectly through its wholly-owned subsidiary, Sun Shin Gold Mines Co. Ltd. a group of mineral rights located in the Seongsan region in South Korea and the Eunsan mine development project and surrounding exploration licences. Exploration activities in Q3'03 were focused on ore definition drilling at Eunsan and exploration drilling at Gasado Island.

BAKYRCHIK GOLD MINE, KAZAKHSTAN

Mining property care and maintenance costs totalled $1.0 million in Q3'03 compared to $0.8 million in Q3'02.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

During Q3'03, the Bakyrchik Gold Mine re-commissioned the existing flotation plant and processed previously mined sulphide ores, with the intent to test the commercial production of concentrate. Also during the quarter, with the use of local process equipment, the Bakyrchik Gold Mine initiated a pilot test on a roasting technology developed by a Bakyrchik metallurgist. Most of the test results confirmed that this technology may be used to roast whole ores and concentrates.

Work continues on implementation of the work program approved by the Government of Kazakhstan to resume mining operations at Bakyrchik beginning in mid 2004. The services of a mining consultant and local institutes have been engaged and a final report assessing the feasibility of mining and processing 700,000 tonnes per year of sulphide ores was received. The report is currently being reviewed.

Exploration work continues in the oxide areas according to the work plan approved by the Ministry of Energy and Mineral Resources. The Company continues to explore alternative ways to finance the development of the Bakyrchik Gold Mine.

GENERAL

The corporate general and administrative expenses increased from $3.1 million in Q3'02 to $3.8 million in Q3'03. The majority of the increase during Q3'03 is attributed to increased expenses related to investor relations tours, additional office charges in Asia, and travel related to financing activities.

All funds received in 2003 from private placement financings were transacted in Canadian dollars, and the funds were converted to US dollars only when required.

CASH RESOURCES AND LIQUIDITY

At September 30, 2003, consolidated working capital was $28.6 million including cash of $38.8 million compared with working capital of $22.3 million and cash of $46.9 million at December 31, 2002.

Operating activities used cash of $24.8 million in Q3'03, primarily in the Exploration Segment.

Investing activities used cash of $9.5 million in Q3'03 and included $1.9 million in sustaining capital expenditures on mining property, plant and equipment at the S&K Mine and Savage River Mine, $4.2 million in mineral rights acquisition on the Selwyn property and $3.0 million in other capital assets acquisitions. Other capital assets acquisitions mainly consisted of the acquisition of an aircraft intended to replace some Mongolian third party air service providers used to transport Company's personnel to the Turquoise Hill project.

Financing activities in Q3'03 included cash used for the Company's $3.75 million (50% share of $7.5 million) debt repayment by the S&K Mine.

From late December 2002 to September 2003 the Company raised a total of $89.4 million (Cdn$134.5 million) through the issue of 41.3 million common shares of the Company at prices ranging from Cdn$3.00 to Cdn$3.50 per share. In October 2003, the Company

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

raised $50.0 million (Cdn$66.0 million) through the issue of 5.76 million Special Warrants at a price of $8.68 (Cdn$11.45) each. Each Special Warrant entitles the holder to acquire, at no additional cost, one common share and one-tenth of a common share purchase warrant of the Company. The majority of the proceeds from the financing will be used to finance the acquisition of the BHP royalty, working capital and exploration of the Mongolian properties in Q4'03 and early 2004.

Total expenditures in Q4'03, including all exploration and mineral interest acquisition costs, mine care and maintenance costs and corporate administrative costs, are estimated to range between $ 42.0 million to $ 47.0 million.

OUTLOOK

The Company expects to maintain in Q4'03 similar copper and iron production levels as experienced in Q3'03.

Apart from variations in production volumes, Ivanhoe Mines' earnings and cash flows are directly affected by metal prices, variations in the exchange rates between the Australian and U.S. dollars, and the Canadian and U.S. dollars.

Various risks, including fluctuations in commodity prices, foreign exchange rates, customer demand, and financing and political uncertainties, can adversely affect Ivanhoe Mines' future profitability and its ability to realize anticipated increases in production capacity.

Unlike copper cathode, whose characteristics are set by commonly agreed standards, iron ore products need to reflect the specific requirements and limitations of customers. With only a few customers, the Savage River Mine's operations could be adversely affected, in the short and medium term, by the loss of a key customer. A limited customer base is also a risk to the S&K Mine as a substantial part of its copper production is sold, under a take or pay contract, to a single Japanese buyer. The buyer resells the cathode to customers throughout Asia. The S&K Mine's profitability could be negatively affected if economic sanctions or boycotts against trade with Myanmar were enacted in the future by major Asian countries.

MICCL, the owner of the S&K Mine, is currently not in compliance with certain covenants in its project loan agreement. Since August 2002, the debt service reserve (an amount to cover the next principal and interest payments) has been deficient. Although MICCL is technically in default under the loan agreement, based on discussions with the lenders, the Company does not expect the lenders to act upon the default. However, no assurances can be given to this regard. The S&K Mine's project loan is non-recourse to the Company. The Company is examining strategic alternatives for the project, including proceeding with an expansion program, rescheduling the project debt, bringing in additional equity partners, or sale of its interest in the project, subject, in any event, to all necessary governments and regulatory consents or approvals. There can be no assurance that any such strategic alternative will be proceeded with or completed.

Management believes that Ivanhoe Mines' existing cash resources are sufficient to meet all of its planned capital expenditures for the next five months. The planned capital expenditures include a $20 million provision for the acquisition of the BHP royalty. If

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

the Company does not make this final $20 million payment in February 2004, it will not be entitled to a refund of its November 2003 initial $17 million payment. After February 2004, Ivanhoe Mines will need to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects in order to bring them into full production. Such projects include the Mongolian properties and the Bakyrchik Gold Mine.

Since the S&K Mine's loan is not at fixed interest rates, future fluctuations in interest rates will have a significant impact on the profitability of the S&K Mine and also on Ivanhoe Mines' ability to successfully finance its other undeveloped or partially developed projects.

Since factors beyond Ivanhoe Mines' control may adversely affect its access to funding or its ability to recruit third party participants, there can be no assurance Ivanhoe Mines' undeveloped or partially developed projects can be fully developed in whole or in part.

Ivanhoe Mines's Turquoise Hill copper-gold discovery and its principal exploration properties in Mongolia, and in the neighbouring Inner Mongolia region of northern China, now constitute Ivanhoe's core holding and management's primary focus.

As Ivanhoe Mines advances with the planned development of the Turquoise Hill copper-gold project in Mongolia, the Company has held talks with some of the world's largest mining companies and state-owned and private companies in Japan, South Korea and China, including the state-controlled China International Trust & Investment Corporation (CITIC), to sell a minority stake in the project. Discussions are ongoing. No assurances can be given that agreement can or will be reached.

Ivanhoe Mines' future strategy will be to continue exploring opportunities to rationalize its non-core assets, which could include sales or spin-offs in the form of partial sales or joint ventures, in an effort to ensure that it receives the market recognition that it deserves. Ivanhoe Mines also intends to continue to actively pursue acquisition and exploration opportunities throughout the world, with particular focus on large, high quality precious and base metal projects in Asia.

Ivanhoe Mines' recent acquisition of the Selwyn mineral leases is the initial step in the Company's strategy to expand its Australian mining operations through the acquisition of advanced projects with superior exploration potential. The company expects that this strategy will provide the platform for its consolidated Australian operations to become an independent, diversified mining entity with direct access to capital markets in Australia and Canada.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

Ivanhoe Mines Ltd. (the "Company") is an international mining company exploring a major discovery of gold and copper at the Turquoise Hill project (Oyu Tolgoi) in southern Mongolia. It also has regional exploration programs targeting gold and copper, principally in Mongolia and China. The Company together with its subsidiaries and joint venture (collectively referred to as "Ivanhoe Mines") produces copper, gold and iron ore products from various mines in the Asia Pacific region.

During the third quarter, Ivanhoe Mines continued to concentrate the majority of its cash resources and management time to the Turquoise Hill project. The Company spent a total of $ 20.8 million in exploration during the quarter, of which $ 17.4 million was spent in Mongolia.

MONGOLIA

- In September 2003, the Far North Zone was renamed the Hugo Dummett deposit.

- In Q3'03, Ivanhoe Mines accelerated its drilling efforts on the Hugo Dummett deposit. In September 2003, the Company announced that new copper and gold rich intersections had encountered a new style of bornite-rich porphyry mineralization. In order to explore these new deeper zones, a drill rig capable to reach depths of 3,000 metres arrived on the property at the end of October.

- In November 2003, AMEC E&C Services Limited ("AMEC") delivered an increased estimate of mineral resources at the Turquoise Hill project. AMEC estimated that at November 10, 2003, using a 0.3% copper equivalent cut-off grade, the project contained the following two separate categories of inferred and indicated mineral resources:

                                                Gold          Copper        Gold
                  Tonnes         Copper      grams/tonne      Million      Million
Mineral Resource  Million           %           ("g/t")       Tonnes       Ounces
----------------------------------------------------------------------------------
Inferred           2,598           0.73%          0.17          19.1          14.4

Indicated            509           0.40%          0.59           2.1           9.7

- A scoping study designed to formulate optimal project development concepts is underway and expected to be released before the end of 2003.

- In July 2003, Ivanhoe Mines announced the discovery of several large aquifers near the site of the Turquoise Hill project. Independent consultants currently estimate that the aquifers are capable of providing sufficient water to meet the process requirements for a 50,000 tonne per day mining operation.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OPERATING AND FINANCIAL RESULTS

- The net loss for the Q3'03 was $ 26.4 million, or $ 0.11 per share, compared with a profit of $0.5 million or $nil per share in Q3'02. Included in the Q3'03 loss is:

                  - Exploration division expenses, net after tax, of $21.8 million (Q3'02 - $10.3 million) including total expenditures of $ 17.4 million in Mongolia.

                  - Net income of $1.2 million (Q3'02 - $1.0 million) from the S&K Mine copper operations in Myanmar.

                  - Net income of $0.6 million (Q3'02 - $15.3 million) from the Savage River Mine operation in Australia. The net income in Q3'02 included a $32.5 million gain in settlement of debt and a $18 million write-down of the carrying values of assets.

                  - Corporate division loss of $6.5 million (Q3'02 - $5.5 million), including a loss on foreign exchange of $1.1 million, general and administrative expenses of $3.8 million and mining property care and maintenance costs in Kazakhstan of $1.0 million.

CORPORATE

- In October 2003, the Company raised $50.0 million (Cdn$66.0 million) through the issue of 5.76 million Special Warrants at a price of $8.68 (Cdn$11.45) each. Each Special Warrant entitles the holder to acquire, at no additional cost, one common share and one-tenth of a common share purchase warrant of the Company. The majority of the proceeds from the financing will be used to finance the acquisition of the BHP royalty discussed below, exploration of the Mongolian properties and working capital.

- In November 2003, for a total of $37 million, the Company acquired from BHP Minerals International Exploration Inc. ("BHP") the 2% net smelter return royalty interest on the Turquoise Hill project. The $37 million is payable in two instalments: $17 million in November 2003 and $20 million in February 2004. The Company believes that this acquisition represents a timely and strategic move by the Company to consolidate its control over all the aspects of the Turquoise Hill project.

-        In November 2003, the Company appointed John Macken as president. Mr.
         Macken spent over 19 years with Freeport McMoran Copper and Gold, including 13 years as Executive Vice-President and General Manager of Freeport's Grasberg mining complex, the world largest single copper and gold mine. Mr. Macken's experience also includes large scale mine construction.

- In October 2003, Mr. David Huberman was appointed to the Board of Directors of the Company in the position of lead director.

- In November 2003, the Company announced that its common shares had been approved for trading in the US on the NASDAQ National Market System, trading under the symbol HUGO.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

A detailed summary of all of the Company's significant accounting policies is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2002.

Management is required to make assumptions and estimates that affect the valuation of its mineral assets. Significant estimates used in the valuation of inventories and capital assets include quantities of mineral in heaps and in circuit, proven and probable ore reserves, the estimated recoverable tonnes of ore, the expected economic life of and the estimated future operating results and net cash flows from mining property, plant and equipment, and the anticipated reclamation costs of mine sites.

Following generally accepted accounting principles, impairments in the valuation of mineral assets are recorded in the Company's consolidated financial statements, while increases in the valuation of mineral assets are not permitted. The most likely changes in estimates used in the valuation of mineral assets are the changes in estimates based on noticeable changes in trends of operating costs and commodity prices. A small percentage change in costs or revenues, when spread over the remaining life of a mining project, that can exceed twenty years, can have a significant impact on the valuation calculations, resulting in a material reduction in the carrying value of Ivanhoe Mines' mineral assets.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. A summary of risk factors is included in the Company's Renewal Annual Information Form for the year ended December 31, 2002. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project costs overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading "Outlook". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This Management's Discussion and Analysis contains references to estimates of mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data and of the assumptions made and

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that reserves and mineral resource figures will be accurate, and that reserves and mineral resources could be mined or processed profitably.

EXPLORATION

Exploration expenses in Q3'03 totalled $20.8 million, compared to $10.0 million in Q3'02. The majority of the $10.8 million increase is due to the engineering evaluation studies, drilling and exploration activities on the Turquoise Hill project and other Mongolian properties.

a) MONGOLIA - At the end of September 2003, Ivanhoe Mines held 126 exploration licenses covering approximately 10.9 million hectares. In Q3'03 Ivanhoe Mines spent $17.4 million on the Mongolian properties and the main focus of exploration activities was on the Turquoise Hill project ($ 15.2 million), the Kharmagtai and Ovoot Hyar projects ($0.3 million), the Oyut Ulaan project ($0.4 million) and general reconnaissance projects ($1.0 million).

         i) TURQUOISE HILL EXPLORATION -

         In November 2003, AMEC released a new increased estimate of the Turquoise Hill project's mineral resources. With an equivalent cut-off grade of 0.60% copper, AMEC increased the Hugo Dummett deposit's inferred resource category, previously estimated in July 2003, from 643 million tonnes grading 1.19% copper and 0.10 g/t gold to 962 million tonnes grading 1.30% copper and 0.18 g/t gold.

         In its November estimate, AMEC increased the Hugo Dummett deposit's high grade core of inferred resources greater than 2% copper equivalent to 149.4 million tonnes grading 2.88% copper and 0.53 g/t gold from the July estimate of 70.8 million tonnes grading 2.92% copper and 0.30 g/t gold.

         The Hugo Dummett deposit is the largest of the four copper and gold deposits outlined to date at Ivanhoe's Turquoise Hill project.

         AMEC, using a 0.30% copper equivalent cut-off, estimates that the Turquoise Hill project contains estimated inferred resources totalling
         2.6 billion tonnes grading 0.73% copper and 0.17 g/t gold. This represents an increase of 27% in the amount of copper and gold previously reported by AMEC in their mineral resource report issued in July 2003.

         In addition, using the same 0.30% copper equivalent cut-off grade, AMEC has estimated 509 million tonnes of indicated resources in the Southwest Zone grading 0.40% copper and 0.59 g/t gold.

         The AMEC estimate was prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101, under the direction of Stephen Juras, P. Geo., and Dr. Harry Parker, Ch.P. Geol., independent qualified persons as defined by NI 43-101. As required by NI 43-101, AMEC is preparing an addendum to its August 2003 technical report, which is expected to be delivered in early December 2003. Upon release, a copy of the as so updated AMEC report will be

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

available on SEDAR. A summary extracted from the AMEC report containing details of the mineral resource estimates at various copper equivalent cut-off grades is currently available on Ivanhoe Mines' web site at http://www.ivanhoe-mines.com.

ii) TURQUOISE HILL STUDIES- Several engineering studies were ongoing at Turquoise Hill during Q3'03, including:

         - Several combined open pit/underground development scenarios were developed, including underground mining concepts for the deeper sections of the Southwest deposit and the Hugo Dummett deposit. The applicability of economic sub-level caving and block caving mining methods are currently being evaluated.

         - Studies were initiated to determine the most suitable locations for the construction of an exploratory decline and an exploration shaft, intended to access and allow the future underground exploration drilling of the Hugo Dummett deposit's North and South zones.

         - Several metallurgical tests were carried out during the quarter, including composites on high grade and low grade material from the Southwest and Central deposits, batch flotation tests on material from the Hugo Dummett deposit and small column heap leach tests on material from the Central and South Oyu deposits.

         - Water exploration continued during the quarter and drilling of several holes to test delineated aquifers is scheduled for the fourth quarter. Also, permeability tests were conducted to allow development of detailed mine-dewatering models.

         - Assessment of possible routes for roads and railways continued during the quarter. Chinese authorities completed construction of an upgraded 226 kilometres ("km") highway that provides a direct highway link between the Mongolian border crossing, 80 km south of the Oyu Tolgoi project, and the Trans-China Railway system. Ivanhoe Mines has initiated discussions with Mongolian and Chinese government authorities to extend the highway the final 80 km to the Oyu Tolgoi project site.

         - Potential sources of power continued to be investigated, including various coal deposits located within Mongolia and the importation of power from the Inner Mongolia province in China.

More details on these engineering issues will be included in an independent scoping study expected to be released in December 2003. The independent scoping study will be used in the Q1'04 Turquoise Hill project's application for the conversion of the exploration licenses to a mining license. The Company anticipates completing the conversion process in the first half of 2004.

iii) KHARMAGTAI AND OVOOT HYAR PROJECTS - These two properties contain several copper/gold targets. During Q3'03, reinterpretation of drill core and geological

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         mapping was conducted at the Gold Hill project in preparation for a third phase of drilling in early 2004, In Q3'03 a total of approximately $ 0.3 million was spent on these various projects.

         iv) OYUT ULAAN - The Oyut Ulaan project comprises a variety of targets extending over an area of approximately 12 km by 6 km. Detailed geological mapping and surface rock-chip sampling was completed during Q3'03. Drilling on the project has confirmed the presence of a gold-copper mineralized porphyry-style quartz stockwork mineralization and a second phase of diamond drilling is planned for mid-2004. In Q3'03 a total of approximately $0.4 million was spent on this project.

         v) SHUTEEN - References to the Shuteen project can be found under the
         China: Pacific Minerals caption below.

         vi) ASIA GOLD - In July 2003 Ivanhoe Mines completed a transaction with Asia Gold Corp. (formally MX Capital Corp.) ("Asia Gold"), a private Canadian mineral exploration company. As part of the transaction, Ivanhoe Mines transferred to Asia Gold a series of early-stage Mongolian exploration licenses covering approximately 3.1 million hectares (31,000 sq. km) in the South Gobi region of Mongolia, and located approximately 150 kilometres west of the Turquoise Hill project. These licenses, combined with Asia Gold's existing Mongolia licenses, cover approximately 4.0 million hectares (40,000 square kilometres ("sq km")) throughout the prospective South Gobi porphyry belt. In addition, Ivanhoe transferred to Asia Gold its Korean gold and silver projects, including the Eunsan gold and silver mine, located in Chollanam-Do Province, South Korea. In consideration for these assets, Asia Gold issued approximately 6.1 million common shares to the Company.

         Ivanhoe Mines also invested Cdn$1.0 million in cash to purchase approximately 0.8 million Asia Gold units. Each unit consists of one common share of Asia Gold and one share purchase warrant exercisable for a period of one year. Each warrant is convertible into one additional common share of Asia Gold at a price of Cdn$1.32.

         Subsequent to the July transaction, Ivanhoe Mines agreed to loan to Asia Gold up to an additional Cdn$1.4 million. The loan is convertible into common shares of Asia Gold at a price of Cdn$1.50 per share. On a fully diluted basis, Ivanhoe Mines' equity interest in Asia Gold currently totals approximately 71%. As of the date hereof, Asia Gold is in the process of undertaking an initial public offering.

b) MYANMAR -Underground exploration on Modi Taung's Shwesin and Htongyi Taung's quartz-gold veins continued during Q3'03. A total of 650 metres ("m") of underground adit was driven during the quarter (Q2'03 - 829m). The decreased activity is mainly due to a reduction of operations during the main monsoon months.

The Htongyi Taung-style Adder vein with visible gold was uncovered in trenches 700m northwest of the nearest Htongyi Taung adit. Access and site preparation for aditing on the Adder vein started late September, and an access adit on the Sakangyi vein, 300m east of Shwesin, was also begun. Results on 500 auger soil samples collected on infill or extended lines across projected veins are pending.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

At the Kankaung quartz-gold vein prospect 12km northwest of Modi Taung, site preparation for a 200m long adit and cross-cuts began at the end of September. About 27km to the northeast, surface exploration on the Shweminbon gold skarns in karstic terrain resumed after an interruption during the peak monsoon period.

The scoping study for development of the Modi Taung veins was updated with a target milling rate of 75 tonnes per day and the mining of ore material averaging 25 to 30 g/t gold. Total exploration expenditures in Q3'03 totalled approximately $0.5 million.

c) OTHER -

         i) CHINA: PACIFIC MINERALS - Ivanhoe Mines is exploring for gold, copper and platinum- group metals (PGMs) in Inner Mongolia through a joint venture with Pacific Minerals Inc. ("PMZ"). At the end of October 2003, PMZ and Ivanhoe reached an agreement-in-principle to restructure their mineral exploration and development joint venture. The revised agreement will reduce Ivanhoe Mines' maximum earn-in from 80% to 50% on PMZ's most significant projects in China. Ivanhoe Mines retains the right to earn up to 80% of the available interest in any new projects acquired by PMZ in China (excluding the Anhui and Liaoning provinces). The revised agreement also contains a mutual non-compete clause, whereby PMZ agrees not to compete for any new mineral properties in the Inner Mongolia Region and Ivanhoe Mines agrees not to compete for any new mineral properties in Liaoning Province.

         Ivanhoe Mines also agreed to transfer to PMZ 50% of its interest in the Shuteen exploration licence in southern Mongolia. The project has similar geological characteristics and is within the same copper-rich mineral belt that hosts Ivanhoe Mines's Turquoise Hill and Kharmagtai porphyry copper-gold projects. The Shuteen licence covers approximately 93 sq km (36 sq miles), approximately 100km east of Kharmagtai. Ivanhoe acquired the right to earn an 80% interest in Shuteen in early 2002 by undertaking to complete a US$1.5 million exploration program before December 31, 2004. To date, Ivanhoe Mines has spent in excess of US$1.5 million on the project.

         ii) INNER MONGOLIA: IVANHOE MINES - Throughout Q3'03, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Turquoise Hill and other epithermal-style deposits. In August 2003, Ivanhoe Mines announced that it had entered into a comprehensive joint venture with a Chinese government entity to explore for and develop gold, copper, silver, molybdenum and other minerals on three advanced projects in Inner Mongolia.

         The three projects are in addition to the Oblaga gold-copper-molybdenum project also located in Inner Mongolia. Total exploration expenditures in Q3'03 totalled approximately $1.0 million.

         iii) VIETNAM: OLYMPUS PACIFIC MINERALS - Ivanhoe holds a minority interest in a gold exploration joint venture in Vietnam with Olympus Pacific Minerals, a public Canadian mineral exploration company, and Zedex Ltd., a New Zealand registered

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         investment company. The joint venture's principal project is the Phuoc Son gold project, in northwestern Quang Nam Province, Central Vietnam.

         iv) AUSTRALIA: SELWYN - At the end of September 2003, the Company announced the acquisition of all of the Selwyn copper-gold project's mining and exploration leases in Australia. The Selwyn leases cover an area of more than 1,450 sq km, approximately 160 km southeast of Mount Isa in north-western Queensland. Ivanhoe Mines plans to carry out an extensive exploration program on the Selwyn property.

OPERATIONS

COPPER OPERATION

S&K MINE, MYANMAR

                                                                 Three months ended September 30, 2003
                                  ---------------------------------------------------------------------------------------
                                                    Total Operation                           Company's 50% net share
-----------------------------------------------------------------------------------     ----------------------------------
                                                                         % Increase                            % Increase
                                                    2003        2002      (decrease)     2003           2002    (decrease)
                                  --------------------------------------------------    ---------------------------------
Total tonnes moved                Tonnes (000's)    4,644       4,233        10%
Tonnes of ore to heap             Tonnes (000's)    2,361       1,895        25%
Ore Grade                         CuCn %             0.60%       0.49%       22%
Strip ratio                       Waste/Ore         0.86         0.63        37%
Cathode production                Tonnes            7,532       7,173         5%          3,766         3,587       5%
Tonnage sold                      Tonnes            7,274       6,869         6%          3,637         3,435       6%
Average sale price received       US$/pound                                             $  0.80        $ 0.72      12%
Sales                             US$(000)                                                6,069         5,123      18%
Cost of operations                US$(000)                                                2,816         2,746       3%
Operating profit                  US$(000)                                                1,988         1,484      34%

                                          Nine months ended September 30, 2003
                                                     Total Operation                          Company's 50% net share
                                  --------------------------------------------------    ----------------------------------
                                                                         % Increase                           % Increase
                                                     2003        2002     (decrease)     2003          2002    (decrease)
------------------------------------------------------------------------------------    ----------------------------------
Total tonnes moved                Tonnes (000's)    14,601      10,606      38%
Tonnes of ore to heap             Tonnes (000's)     6,890       5,291      30%
Ore Grade                         CuCn %              0.57%       0.56%      2%
Strip ratio                       Waste/Ore           0.91        0.53      72%
Cathode production                Tonnes            20,406      20,801      (2%)          10,203        10,401     (2%)
Tonnage sold                      Tonnes            20,240      20,432      (1%)          10,120        10,216     (1%)
Average sale price received       US$/pound                                             $   0.76       $  0.71      7%
Sales                             US$(000)                                                16,181        15,210      6%
Cost of operations                US$(000)                                                 7,672         7,839     (2%)
Operating profit                  US$(000)                                                   555         4,408    (87%)

The construction and stacking of various heap cells continued during the quarter resulting in a 10% increase in total tonnes moved and a 25% increase in total ore stacked.

The increase in copper cathode production in Q3'03 resulted in an equivalent annualized production level of approximately 30,000 tonne per annum. This level of production is the highest level of production ever reached in a quarter since the start of operations in 1998.

Copper prices have been increasing steadily since November 2001, when copper prices reached a low of approximately $0.60 per pound. Copper prices averaged $0.80 per

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

pound in Q3'03 and have so far averaged closed to $0.90 per pound in the fourth quarter of 2003.

In Q3'03, total copper sale revenues increased by 18% over Q3'02, as a result of a 6% increase in tonnage sold and a 12% increase in copper prices. The increase in cost of operations during Q3'03 is a direct result of the increased production level and is mainly attributed to increases in fuel, power and equipment costs related to additional tonnage moved.

Ivanhoe Mines regularly evaluates the S&K Mine's estimated recoverable quantities of copper on the heaps. Ivanhoe Mines continues to review the underlying technical data and accordingly may subsequently increase or decrease any adjustments made to these quantities. The amount of any adjustment may be material.

In Q3'03, the mine capitalized approximately $357,000 in costs of removing additional waste material.

In July of 2003, work began on a test pit and associated mining infrastructure, to be developed at the adjacent Letpadaung deposit. The mini-pit will produce 10,000 tonnes per day of high-grade ore as a test for the intended large-scale mining and heap-leach operations at Letpadaung. In August 2003, the S&K operations started mining the Letpadaung deposit, removing approximately 230,000 tonnes of waste material.

At the end of September 2003, MICCL, the owner of the S&K Mine, had approximately $1.8 million in cash. The loan repayment of approximately $8.4 million due at the end of August was repaid during the quarter. However, at the end of August 2003, the S&K Mine's debt service account contribution, required to cover the next principal and interest payments due at the end of February 2004, was deficient by approximately $8.1 million. While no assurances can be given, the management of the S&K Mine believes that it will generate sufficient cash flows to be able to repay the next loan payment when due at the end of February 2004. Although MICCL is technically in default under the loan agreement, based on discussions with the lenders, the Company does not expect the lenders to act upon the default. However, no assurances can be given to this regard.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

IRON OPERATION

SAVAGE RIVER MINE, TASMANIA

                                                            Three months ended September 30, 2003
                                                          -------------------------------------
                                                                                                           Percent
                                                                                                           Increase
                                                                   2003                2002               (decrease)
--------------------------------------------------------------------------------------------------------------------
Total volumes moved                    BCM (000's)                   2,206              2,332                 (5%)
Tonnes milled                          (000's)                       1,283              1,249                  3%
Strip ratio                            BCM waste/BCM ore               4.9               15.1                (68%)
Concentrate production                 (000's)                         563                528                  7%
Iron ore content                       Fe%                            33.3%              32.1%                 4%
Pellet production                      Tonnes                      560,757            513,114                  9%
Pellet sales                           Tonnes                      449,962            507,984                (11%)
Sales                                  US$/tonne                  $     32           $     28                 16%
                                       US$(000)                     14,580             14,146                  3%
Cost of operations                     US$(000)                     12,294             11,179                 10%
Operating profit (loss)                US$(000)                        817                647                 26%
Average foreign exchange rate          US$/AUD$                     0.6588             0.5475                 20%

                                                             Nine months ended September 30, 2003
                                                             ------------------------------------
                                                                                                                       Percent
                                                                                                                      Increase
                                                                     2003                    2002                    (decrease)
                                       ---------------------------------------------------------------------------------------
Total volumes moved                    BCM (000's)                      7,524                  7,205                      4%
Tonnes milled                          (000's)                          3,956                  3,623                      9%
Strip ratio                            BCM waste/BCM ore                  6.7                    8.0                    (16%)
Concentrate production                 (000's)                          1,684                  1,660                      1%
Iron Ore content                       Fe%                               32.3%                  34.7%                    (7%)
Pellet production                      Tonnes                       1,673,608              1,622,873                      3%
Pellet sales                           Tonnes                       1,578,206              1,702,444                     (7%)
Sales                                  US$/tonne                  $        30            $        30                      2%
                                       US$(000)                        48,034                 50,638                     (5%)
Cost of operations                     US$(000)                        47,107                 38,476                     22%
Operating profit (loss)                US$(000)                        (2,550)                 7,763                   (133%)
Average foreign exchange rate          US$/AUD$                        0.6309                 0.5390                     17%

Total pellet production in Q3'03 increased by 9% over Q3'02. A 4% increase in grade and a 3% increase in tonnes milled were the two main factors contributing to the increase in production.

Due to shipment delays at the end of the quarter, total tonnage of pellets sold in Q3'03 decreased by 11% over Q3'02. The increase in pellet prices in Q3'03 reflects the retroactive annual price increase settled in August of 2003. The iron ore market continues to be strong, with much of the demand coming from China. The tight ore supply has prompted steel mills to secure long term iron ore pellet contracts. Most of the planned production for Savage River Mine over the next 3 to 4 years has now been taken up in supply contracts.

Operating profit increased from $0.6 million in Q3'02 to a $0.8 million in Q3'03. The $0.2 million increase in profit is the result of a $0.4 million increase in revenue, a $0.9 million decrease in depreciation and a $1.1 million increase in cost of operations.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

In Q3'03 the Savage River operation increased the total volume of ore mined by approximately 60% over the same period in 2002 and decreased total volume of waste mined by 16%. Consequently, the capitalized pre-stripping charge was reduced from $4.2 million in Q3'02 to $0.8 million in Q3'03. The $4.5 million increase in inventory in Q3'03 is mainly attributed to the stockpiling of high grade run of mine ore during the quarter.

Operating costs prior to the pre-stripping deduction in Q3'03 were up 14% over the same period in Q3'02. The 14% increase is the combined result of an 6% decrease in Australian denominated operating costs plus a 3% increase in tonnage milled and a nominal 20% increase in US denominated costs due to the strengthening of the Australian dollar.

The majority of the 6% decrease in operating costs is mainly attributable to lower fuel costs resulting from the switch to gas, net of increases in fleet rental charges, explosives and electricity. Also, the softer ore from the South Deposit has proved difficult to process due to the coarse grained nature of the ore, which requires more grinding effort to achieve the correct blend. The nature of the ore has also increased mill liner wear rates.

In September 2003, the Company advanced $ 3 million Australian dollar ("A$") to the Savage River Mine, the last portion of a previously agreed A$8 million working capital credit facility. In the first nine months of 2003, the Australian dollar has considerably strengthened in relation to the US dollar. The Australian dollar continued its ascent during Q4'03 and in mid-November, stood at around US$0.72 per A$1.00, a 28% increase since the beginning of 2003. In 2004 and future years, in order to offset the negative impact of a strong Australian dollar, the management of the Savage River Mine will have to improve the economic viability of the mine by continuing its efforts to lower costs and successfully negotiate increases in pellet prices. There is no guarantee that the Company will commit to fund any future cash shortfall at the Savage River Mine.

OTHER PROJECTS

EUNSAN GOLD AND SILVER MINE, SOUTH KOREA

On July 31, 2003 Ivanhoe transferred all of its Korean assets and certain Mongolian exploration licenses to Asia Gold in exchange for common shares of Asia Gold (see "Exploration and Development -Mongolia - Asia Gold"). On July 31, 2003 Asia Gold also acquired from Ivanhoe all of the issued share capital of Korean Exploration Inc. ("KEI"). KEI owns a 90% interest in Korea Exploration & Mining Ltd. ("KEM"). KEM owns directly and indirectly through its wholly-owned subsidiary, Sun Shin Gold Mines Co. Ltd. a group of mineral rights located in the Seongsan region in South Korea and the Eunsan mine development project and surrounding exploration licences. Exploration activities in Q3'03 were focused on ore definition drilling at Eunsan and exploration drilling at Gasado Island.

BAKYRCHIK GOLD MINE, KAZAKHSTAN

Mining property care and maintenance costs totalled $1.0 million in Q3'03 compared to $0.8 million in Q3'02.

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

During Q3'03, the Bakyrchik Gold Mine re-commissioned the existing flotation plant and processed previously mined sulphide ores, with the intent to test the commercial production of concentrate. Also during the quarter, with the use of local process equipment, the Bakyrchik Gold Mine initiated a pilot test on a roasting technology developed by a Bakyrchik metallurgist. Most of the test results confirmed that this technology may be used to roast whole ores and concentrates.

Work continues on implementation of the work program approved by the Government of Kazakhstan to resume mining operations at Bakyrchik beginning in mid 2004. The services of a mining consultant and local institutes have been engaged and a final report assessing the feasibility of mining and processing 700,000 tonnes per year of sulphide ores was received. The report is currently being reviewed.

Exploration work continues in the oxide areas according to the work plan approved by the Ministry of Energy and Mineral Resources. The Company continues to explore alternative ways to finance the development of the Bakyrchik Gold Mine.

GENERAL

The corporate general and administrative expenses increased from $3.1 million in Q3'02 to $3.8 million in Q3'03. The majority of the increase during Q3'03 is attributed to increased expenses related to investor relations tours, additional office charges in Asia, and travel related to financing activities.

All funds received in 2003 from private placement financings were transacted in Canadian dollars, and the funds were converted to US dollars only when required.

CASH RESOURCES AND LIQUIDITY

At September 30, 2003, consolidated working capital was $28.6 million including cash of $38.8 million compared with working capital of $22.3 million and cash of $46.9 million at December 31, 2002.

Operating activities used cash of $24.8 million in Q3'03, primarily in the Exploration Segment.

Investing activities used cash of $9.5 million in Q3'03 and included $1.9 million in sustaining capital expenditures on mining property, plant and equipment at the S&K Mine and Savage River Mine, $4.2 million in mineral rights acquisition on the Selwyn property and $3.0 million in other capital assets acquisitions. Other capital assets acquisitions mainly consisted of the acquisition of an aircraft intended to replace some Mongolian third party air service providers used to transport Company's personnel to the Turquoise Hill project.

Financing activities in Q3'03 included cash used for the Company's $3.75 million (50% share of $7.5 million) debt repayment by the S&K Mine.

From late December 2002 to September 2003 the Company raised a total of $89.4 million (Cdn$134.5 million) through the issue of 41.3 million common shares of the Company at prices ranging from Cdn$3.00 to Cdn$3.50 per share. In October 2003, the Company

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

raised $50.0 million (Cdn$66.0 million) through the issue of 5.76 million Special Warrants at a price of $8.68 (Cdn$11.45) each. Each Special Warrant entitles the holder to acquire, at no additional cost, one common share and one-tenth of a common share purchase warrant of the Company. The majority of the proceeds from the financing will be used to finance the acquisition of the BHP royalty, working capital and exploration of the Mongolian properties in Q4'03 and early 2004.

Total expenditures in Q4'03, including all exploration and mineral interest acquisition costs, mine care and maintenance costs and corporate administrative costs, are estimated to range between $ 42.0 million to $ 47.0 million.

OUTLOOK

The Company expects to maintain in Q4'03 similar copper and iron production levels as experienced in Q3'03.

Apart from variations in production volumes, Ivanhoe Mines' earnings and cash flows are directly affected by metal prices, variations in the exchange rates between the Australian and U.S. dollars, and the Canadian and U.S. dollars.

Various risks, including fluctuations in commodity prices, foreign exchange rates, customer demand, and financing and political uncertainties, can adversely affect Ivanhoe Mines' future profitability and its ability to realize anticipated increases in production capacity.

Unlike copper cathode, whose characteristics are set by commonly agreed standards, iron ore products need to reflect the specific requirements and limitations of customers. With only a few customers, the Savage River Mine's operations could be adversely affected, in the short and medium term, by the loss of a key customer. A limited customer base is also a risk to the S&K Mine as a substantial part of its copper production is sold, under a take or pay contract, to a single Japanese buyer. The buyer resells the cathode to customers throughout Asia. The S&K Mine's profitability could be negatively affected if economic sanctions or boycotts against trade with Myanmar were enacted in the future by major Asian countries.

MICCL, the owner of the S&K Mine, is currently not in compliance with certain covenants in its project loan agreement. Since August 2002, the debt service reserve (an amount to cover the next principal and interest payments) has been deficient. Although MICCL is technically in default under the loan agreement, based on discussions with the lenders, the Company does not expect the lenders to act upon the default. However, no assurances can be given to this regard. The S&K Mine's project loan is non-recourse to the Company. The Company is examining strategic alternatives for the project, including proceeding with an expansion program, rescheduling the project debt, bringing in additional equity partners, or sale of its interest in the project, subject, in any event, to all necessary governments and regulatory consents or approvals. There can be no assurance that any such strategic alternative will be proceeded with or completed.

Management believes that Ivanhoe Mines' existing cash resources are sufficient to meet all of its planned capital expenditures for the next five months. The planned capital expenditures include a $20 million provision for the acquisition of the BHP royalty. If

IVANHOE MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

the Company does not make this final $20 million payment in February 2004, it will not be entitled to a refund of its November 2003 initial $17 million payment. After February 2004, Ivanhoe Mines will need to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects in order to bring them into full production. Such projects include the Mongolian properties and the Bakyrchik Gold Mine.

Since the S&K Mine's loan is not at fixed interest rates, future fluctuations in interest rates will have a significant impact on the profitability of the S&K Mine and also on Ivanhoe Mines' ability to successfully finance its other undeveloped or partially developed projects.

Since factors beyond Ivanhoe Mines' control may adversely affect its access to funding or its ability to recruit third party participants, there can be no assurance Ivanhoe Mines' undeveloped or partially developed projects can be fully developed in whole or in part.

Ivanhoe Mines's Turquoise Hill copper-gold discovery and its principal exploration properties in Mongolia, and in the neighbouring Inner Mongolia region of northern China, now constitute Ivanhoe's core holding and management's primary focus.

As Ivanhoe Mines advances with the planned development of the Turquoise Hill copper-gold project in Mongolia, the Company has held talks with some of the world's largest mining companies and state-owned and private companies in Japan, South Korea and China, including the state-controlled China International Trust & Investment Corporation (CITIC), to sell a minority stake in the project. Discussions are ongoing. No assurances can be given that agreement can or will be reached.

Ivanhoe Mines' future strategy will be to continue exploring opportunities to rationalize its non-core assets, which could include sales or spin-offs in the form of partial sales or joint ventures, in an effort to ensure that it receives the market recognition that it deserves. Ivanhoe Mines also intends to continue to actively pursue acquisition and exploration opportunities throughout the world, with particular focus on large, high quality precious and base metal projects in Asia.

Ivanhoe Mines' recent acquisition of the Selwyn mineral leases is the initial step in the Company's strategy to expand its Australian mining operations through the acquisition of advanced projects with superior exploration potential. The company expects that this strategy will provide the platform for its consolidated Australian operations to become an independent, diversified mining entity with direct access to capital markets in Australia and Canada.

[IVANHOE MINES LOGO]

November 28, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
Registrar of Securities, Government of the Yukon Territory

Toronto Stock Exchange

Dear Sirs:

         RE:      IVANHOE MINES LTD.
                  INTERIM FINANCIAL STATEMENTS

In compliance with National Policy 41, the following document was mailed on November 28, 2003 to shareholders on the company's supplemental mailing list:

1. Interim financial statements for the nine months ended September 30, 2003 including the Management Discussion and Analysis.

Yours truly,

IVANHOE MINES LTD.

per:

"Beverly A. Bartlett"
Beverly A. Bartlett
Corporate Secretary

[IVANHOE MINES LOGO]

                                                                December 7, 2003

(THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN)

               IVANHOE MINES ANNOUNCES FINANCING OF US$100 MILLION

SINGAPORE -- Ivanhoe Mines' Chairman Robert Friedland and Deputy Chairman Ed Flood announced today that the company has filed a preliminary short-form prospectus in all provinces of Canada, except Quebec, for an underwritten equity offering of units to raise up to US$100 million. Each unit will consist of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant will be exercisable for a period of two years from closing. The financing is expected to close on or about December 19th, 2003.

The offering will be conducted through a syndicate co-led by HSBC Securities (Canada) Inc., Griffiths McBurney & Partners and CIBC World Markets. Ivanhoe will grant the underwriters an option to buy up to an additional 15% of the offering for a period of 30 days from the closing of the offering.

These securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO.

Information contacts
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson:
+1.604.688.5755

FORWARD-LOOKING STATEMENTS: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian and Australian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

[IVANHOE MINES LOGO]

                                                                December 8, 2003

(THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN)

               IVANHOE MINES ENTERS INTO UNDERWRITING AGREEMENT IN CONNECTION WITH PREVIOUSLY ANNOUNCED FINANCING OF
                          APPROXIMATELY US$100 MILLION

SINGAPORE -- Ivanhoe Mines' Chairman Robert Friedland and Deputy Chairman Ed Flood announced today that in connection with the previously announced filing by the company of a preliminary short-form prospectus in all provinces of Canada, except Quebec, for an underwritten equity offering of units to raise up to approximately US$100 million, the company has entered into an agreement with a syndicate of underwriters co-led by HSBC Securities (Canada) Inc., Griffiths McBurney & Partners and CIBC World Markets Inc. to issue to the public, on a bought-deal basis, 12,500,000 units from treasury at a price of CDN$10.50 per unit -- for gross proceeds of CDN$131,250,000.

Each unit will consist of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share for a period of two years from closing, with an exercise price of CDN$12.00 per share during the first year and CDN$12.50 per share during the second year. The financing is expected to close on or about December 19th, 2003.

Ivanhoe has granted the underwriters an option to buy up to an additional 1,800,000 units at the offering price for a period of 30 days from the closing of the offering.

These securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO.

Information contacts
     Investors: Bill Trenaman: +1.604.688.5755
     Media: Bob Williamson: +1.604.688.5755

FORWARD-LOOKING STATEMENTS: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian and Australian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

                                  FORM 53-901F

               Section 85 (1) - Securities Act (British Columbia)
                        (or the equivalent thereof under
                   Canadian Provincial Securities Legislation)

1.       REPORTING ISSUER

         Ivanhoe Mines Ltd. ("Ivanhoe")
         World Trade Centre
         Suite 654 - 999 Canada Place
         Vancouver, British Columbia
         V6C 3E1

2.       DATE OF MATERIAL CHANGE

         December 5, 2003

3.       PRESS RELEASE

         Date of Issuance: December 7 and 8, 2003
         Place of Issuance: Vancouver, British Columbia

4.       SUMMARY OF MATERIAL CHANGE

         Ivanhoe has arranged an underwritten equity financing of approximately U.S.$100 million with a syndicate of underwriters co-led by HSBC Securities (Canada) Inc., Griffiths McBurney & Partners CIBC World Markets Inc. and UBS Securities Canada Inc. (collectively, the "Underwriters").

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         On December 5, 2003 Ivanhoe filed a preliminary short-form prospectus in all provinces of Canada, except Quebec, for an underwritten equity offering of units to raise up to US$100 million. On December 8, 2003 Ivanhoe entered into an agreement with a syndicate of underwriters co-led by HSBC Securities (Canada) Inc., Griffiths McBurney & Partners, CIBC World Markets Inc. and UBS Securities Canada Inc. to issue to the public, on a bought deal basis, 12,500,000 units from treasury at a price of Cdn.$10.50 per unit for gross proceeds of Cdn.$131,250,000. Each unit will consist of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share for a period of two years from closing with an exercise price of Cdn.$12.00 per share during the first year and Cdn.$12.50 per share during the second year. The financing is expected to close on or about December 19th, 2003.

         Ivanhoe has granted the underwriters an option to buy up to an additional 1,800,000 units at the offering price for a period of 30 days from the closing of the offering.

6.       RELIANCE ON SECTION 85 (2) OF THE ACT

         Not applicable

7.       OMITTED INFORMATION

         Not applicable

8.       SENIOR OFFICER

         For further information contact:

         Beverly Bartlett
         Ivanhoe Mines Ltd.
         World Trade Centre
         Suite 654 - 999 Canada Place
         Vancouver, British Columbia
         V6C 3E1

         Telephone: (604) 688-5755

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Vancouver, British Columbia this 12th day of December, 2003.

         IVANHOE MINES LTD.

         Per:       "Beverly Bartlett"
                   ---------------------------------
                   Beverly Bartlett
                   Corporate Secretary

                               IVANHOE MINES LTD.
                               WORLD TRADE CENTRE
                           SUITE 654, 999 CANADA PLACE
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3E1

                                  PRESS RELEASE

                                                               December 17, 2003

This press release is issued pursuant to Section 111 of the Securities Act (British Columbia), Section 141 of the Securities Act (Alberta), Section 101 of the Securities Act (Ontario) and Section 147.11 of the Securities Act (Quebec) with respect to common shares of Pacific Minerals Inc. (the "Issuer").

Ivanhoe Mines Ltd. ("Ivanhoe") has acquired 2.5 million units of Pacific Minerals Inc. at a price of $1.75 per unit, for net proceeds to Pacific Minerals of $4.375 million. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable for one common share at a price of $2.20 per common share for a period of two years. The securities are subject to a four-month hold period until April 13, 2004.

Ivanhoe acquired the securities pursuant to a private placement in connection with a letter agreement between Ivanhoe and Pacific Minerals dated October 23, 2003 with respect to the proposed reorganization of certain project participation agreements between the two parties. With the purchase, Ivanhoe Mines owns approximately 39% of Pacific Minerals' issued and outstanding shares, and approximately 45% on a fully-diluted basis.

Ivanhoe acquired these securities for investment purposes. Depending on economic or market conditions or matters relating to the Issuer, Ivanhoe may choose to either acquire additional securities or dispose of securities of the Issuer.

DATED December 17, 2003.

IVANHOE MINES LTD.

Per: Beverly A. Bartlett
     Corporate Secretary

[IVANHOE MINES LOGO]

                                                               December 19, 2003

(THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN)

                  IVANHOE MINES CLOSES US$115 MILLION FINANCING

SINGAPORE -- Ivanhoe Mines' Chairman Robert Friedland and Deputy Chairman Ed Flood announced today that the company has closed its bought-deal financing for gross proceeds totalling approximately US$115 million (approximately CDN$150 million).

The financing was arranged by a syndicate of underwriters to issue to the public, on a bought-deal basis, 12,500,000 units from treasury at a price of CDN$10.50 per unit -- for gross proceeds of CDN$131,250,000. As well, the underwriters exercised their over-allotment option to acquire an additional 1,800,000 units at the offering price, for additional gross proceeds to Ivanhoe of CDN$18,900,000.

Each unit consists of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for a period of two years, with an exercise price of CDN$12.00 per share during the first year and CDN$12.50 per share during the second year.

These securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO.

Information contacts

     Investors: Bill Trenaman: +1.604.688.5755
     Media: Bob Williamson: +1.604.688.5755

FORWARD-LOOKING STATEMENTS: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian and Australian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

[IVANHOE MINES LOGO]

                                                               December 23, 2003

                 IVANHOE MINES GRANTED LONG-TERM MINING LICENCES
             FOR TURQUOISE HILL COPPER AND GOLD PROJECT IN MONGOLIA

ULAANBAATAR, MONGOLIA - Ivanhoe Mines' Chairman Robert Friedland and Executive Vice-President, Exploration, Douglas Kirwin announced today that the Mineral Resources Authority of Mongolia (MRAM) has issued four mining licences to Ivanhoe Mines for the area that contains the company's Turquoise Hill (Oyu Tolgoi) copper and gold discovery in Mongolia's South Gobi region.

The mining licences, covering a total of 238 square kilometres (92 square miles), are valid for an initial 60-year period and are renewable for an additional 40 years. The mining licences replace Ivanhoe's four exploration licences.

Ivanhoe has a 100% interest in the Turquoise Hill gold and copper project in Mongolia and holds or controls exploration rights covering approximately 111,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining's Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO.

Information contacts in North America

   Investors: Bill Trenaman +1.604.688.5755
   Media: Bob Williamson +1.604.688.5755

FORWARD-LOOKING STATEMENTS: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian and Australian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

[IVANHOE MINES LOGO]

                                                               December 31, 2003

          IVANHOE MINES PURCHASES $50 MILLION IN GOVERNMENT SECURITIES
              AS PART OF MONGOLIA'S RETIREMENT OF SOVIET-ERA DEBT

ULAANBAATAR, MONGOLIA - Ivanhoe Mines' Chairman Robert Friedland announced today that the company has purchased US$50 million of treasury bills issued by the Government of Mongolia as part of the government's successful effort to entirely retire its substantial Soviet-era debt to the Russian Federation.

"This is a very significant step by Mongolia in its transformation to a dynamic, modern economy," Mr. Friedland said. "Ivanhoe was asked by the government if we would be interested in helping with this historic achievement. We are proud that we can fulfill a role that also demonstrates our ongoing commitment to the people of Mongolia to be a responsible corporate citizen supporting the development of this free, democratic and increasingly prosperous country."

Mr. Friedland noted that Ivanhoe has invested more than US$60 million in its Oyu Tolgoi (Turquoise Hill) copper and gold discovery and other South Gobi projects during the past two and a half years. "The government recognizes that we are in the vanguard of private foreign investment in Mongolia. We intend to continue working with the government to attract new investment to Mongolia to develop the Oyu Tolgoi Project and, ultimately, to help Mongolians realize what we believe is their country's enormous potential to become one of the world's key copper and gold mining regions."

The government securities purchased by Ivanhoe consist of one-year treasury bills denominated in U.S. dollars, bearing interest at 3% per year and maturing on December 31, 2004. The government issued the treasury bills as part of its successful action to retire, on very favourable terms, Mongolia's pre-1991 convertible rouble sovereign debt obligations. Welcoming Ivanhoe's participation, Finance and Economy Minister H.E. Chultem Ulaan said in a letter to the company that the settlement of the Russian debt "will contribute enormously to the economic and social development of Mongolia."

Ivanhoe recently announced that the Mongolian government had approved the conversion of its Oyu Tolgoi exploration licence to a long-term mining licence, with an initial term of 60 years and the right of a 40-year extension. The company now is in discussions with the Mongolian authorities on a long-term global stability agreement establishing the terms and conditions that will apply to the project during its operational phase. Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project and holds or controls exploration rights covering approximately 111,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining's Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO.

Information contacts in North America

   Investors: Bill Trenaman +1.604.688.5755
   Media: Bob Williamson +1.604.688.5755

FORWARD-LOOKING STATEMENTS: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian and Australian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

                                  FORM 53-901F

               Section 85 (1) - Securities Act (British Columbia)
                        (or the equivalent thereof under
                   Canadian Provincial Securities Legislation)

1.       REPORTING ISSUER

         Ivanhoe Mines Ltd. ("Ivanhoe")
         World Trade Centre
         Suite 654 - 999 Canada Place
         Vancouver, British Columbia
         V6C 3E1

2.       DATE OF MATERIAL CHANGE

         December 31, 2003

3.       PRESS RELEASE

         Date of Issuance: December 31, 2003
         Place of Issuance: Vancouver, British Columbia

4.       SUMMARY OF MATERIAL CHANGE

         Ivanhoe purchased US$50 million of treasury bills issued by the Government of Mongolia. The treasury bills, which are denominated in U.S. dollars, bear interest at 3% per year and mature on December 31 2004, were issued as part of the Government's initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Ivanhoe purchased US$50 million of treasury bills issued by the Government of Mongolia. The treasury bills, which are denominated in U.S. dollars, bear interest at 3% per year and mature on December 31 2004, were issued as part of the Government's initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation. Based on written assurances furnished by the Government, Ivanhoe understands that Mongolia has never defaulted on its obligations in respect of any of its previously issued treasury bills and that the final settlement of its convertible rouble sovereign debt to the Russian Federation on favourable terms will contribute enormously to the economic and social development of Mongolia. However, Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies.

         Ivanhoe funded the purchase of the Mongolian treasury bills from the proceeds of a US$100 million underwritten offering of common shares and share purchase warrants completed on December 19 2003. Ivanhoe plans to use the balance of the proceeds from the offering to fund exploration and development expenditures on the Oyu Tolgoi Project and its other projects in Mongolia. Ivanhoe anticipates incurring these expenditures through the third quarter of 2004, subject to finalization of project expenditure budgets for the 2004 fiscal year and to the results and recommendations of a scoping study on the Oyu Tolgoi Project scheduled to be completed in early 2004.

         Ivanhoe recently completed the process of converting its Oyu Tolgoi Project exploration licences (MELs 66X, 66X1, 66X2 and 66X3) into 60-year mining licences, renewable for an additional 40 years. Ivanhoe is now in discussions with a Working Group of Mongolian government representatives aimed at reaching a long-term global stability agreement establishing the critical terms and conditions that will apply to Ivanhoe's projects during their respective operational phases. The agreement is expected to address tax and fiscal issues, as well as other matters including cross-border and import/export issues and confirmation of appropriate mining, land and water licence tenures and infrastructure necessary to carry out all exploration, mining, milling, processing and related activities over the life of the projects. No assurances can be given as to when, or if, these discussions will culminate in a global stability agreement or that any such global stability agreement will contain terms and conditions that are, in all material respects, favourable to Ivanhoe.

6.       RELIANCE ON SECTION 85 (2) OF THE ACT

         Not applicable

7.       OMITTED INFORMATION

         Not applicable

8.       SENIOR OFFICER

         For further information please contact:

         Beverly Bartlett
         Ivanhoe Mines Ltd.
         Suite 654 - 999 Canada Place
         Vancouver, British Columbia
         V6C 3E1

         Telephone: (604) 688-5755

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Vancouver, British Columbia this 8th day of January, 2004.

         IVANHOE MINES LTD.

         Per:       "Beverly A. Bartlett"
                   --------------------------------------------
                   Beverly A. Bartlett
                   Corporate Secretary

[IVANHOE MINES LOGO]

FOR IMMEDIATE RELEASE                                           January 20, 2004

         COMPREHENSIVE SCOPING STUDY OF DEVELOPMENT OPTIONS FOR IVANHOE
          MINES' COPPER GOLD PROJECT IN MONGOLIA DUE IN EARLY FEBRUARY

ULAANBAATAR, MONGOLIA - Robert Friedland, Chairman of Ivanhoe Mines, said today that a comprehensive study of the planned development of the company's Oyu Tolgoi (Turquoise Hill) copper and gold project in Mongolia is scheduled to be released in early February.

The independent Preliminary Assessment Report, or Scoping Study, is being prepared by an integrated engineering team from consulting firms AMEC E&C Services, of Canada, and Ausenco International, the Mining Group of GRD Minproc and SRK Consultants, all of Australia.

The study period was extended last month to allow the team to complete its evaluation of the various mining options available for the development of the Oyu Tolgoi Project. GRD Minproc has suggested that the Hugo South copper and gold deposit may be optimized by open-pit mining methods and the possibility now has been extensively reviewed with senior Ivanhoe executives. An open-pit option, as an alternative to underground bulk mining, could significantly shorten the time required to achieve optimum production at Hugo South, enhance the project's overall economics and ultimately facilitate the extraction of a larger percentage of the copper and gold resource at Hugo South.

Ivanhoe's new president, John Macken, who assumed the senior executive post this month, is assisting with the completion of the scoping study. Mr. Macken joined Ivanhoe after a 19-year career with Freeport McMoran Copper and Gold, most recently as Freeport's Senior Vice-President of Strategic Planning and Development, based in New Orleans. He previously spent a total of 13 years with Freeport's operating unit, P.T. Freeport Indonesia, culminating in the position of Executive Vice-President and General Manager at Freeport's Grasberg mining complex in Papua, the world's largest single copper and gold mine. Between 1996 and 1998, Mr. Macken headed an expansion valued at almost $1 billion at the Grasberg open pit and underground mining complex in a joint venture between Freeport and Rio Tinto, of London, which is Freeport's largest shareholder.

INCOME TAX RATE LOWERED IN MONGOLIA

Mr. Friedland and Mr. Macken welcomed the significant positive implications for the international mining industry's growing involvement in Mongolia stemming from the Mongolian government's decision to reduce the general corporate income tax rate and maximum personal tax rate to 30% from the previous level of 40%. The new rates became effective on January 1 this year. Major capital investments, such as the Oyu Tolgoi project, are eligible for additional tax relief under Mongolian law. Ivanhoe will pursue discussions regarding a long-term stability agreement with the Mongolian government next month after submitting a study of the development of Oyu Tolgoi that will be based on the forthcoming scoping study.

"While mineral discoveries are the key to expanding Mongolia's appeal to exploration companies, the country's mining, tax and commercial laws have a significant role in determining whether investors can expect such discoveries to be developed and mined at a profit," Mr. Friedland said. "The reduction in the income tax rate to 30% is a progressive step."

Ivanhoe Mines is sole owner of the Oyu Tolgoi copper/gold project in Mongolia's South Gobi region. Drilling to November, 2003, was independently confirmed to have delineated inferred resources for the project, at a cut-off grade of 0.60% copper equivalent, of 1.28 billion tonnes grading 1.13% copper and 0.24 g/t gold, containing approximately 14.6 million tonnes (30.1 billion pounds) of copper and 9.74 million ounces of gold. The project also contains an additional indicated resource of 267 million tonnes grading 0.53% copper and 0.86 g/t gold, containing approximately 1.42 million tonnes (3.1 billion pounds) of copper and
7.35 million ounces of gold, at the 0.60% copper equivalent cut-off grade. Details of the independent resource estimate prepared by AMEC of Canada are in the company's November 11, 2003, news release at www.ivanhoemines.com.

Ivanhoe also holds or controls exploration rights covering approximately 111,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining's Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO

Information contacts in North America

   Investors: Bill Trenaman +1.604.688.5755
   Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian and Australian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

[IVANHOE MINES LOGO]                                            JANUARY 26, 2004

         IVANHOE MINES WELCOMES NEW INDEPENDENT RESOURCE ESTIMATE THAT SIGNIFICANTLY INCREASES GOLD RESOURCES AT PACIFIC MINERALS' 217 PROJECT IN CHINA

BEIJING, CHINA -- Robert Friedland, Chairman of Ivanhoe Mines, welcomed today's news from Pacific Minerals that an independent resource estimate has significantly expanded the inferred in-pit gold resources at the 217 Project, Inner Mongolia, China. The gold project is being developed under a 50/50 joint-venture agreement with Ivanhoe Mines, details of which can be found on Pacific Minerals' website at www.pacific-minerals.com.

Ivanhoe Mines also owns 35.5% of Pacific Minerals' issued and outstanding shares (43.9% on a fully-diluted basis), effectively giving Ivanhoe a combined direct and indirect interest of 67.75% in the 217 Project.

The new resource estimate, prepared by Westervelt Engineering Ltd. of Vancouver, Canada, indicates that the Southwest Zone, which lies 1,800 metres south of the project's main deposit, the Northwest Zone, contains inferred resources of 14.79 million tonnes grading 1,25 grams per tonne (g/t) gold. These resources are estimated using a 2-to-1 strip ratio.

"The new estimation has significantly enhanced the size, grade and scope of the 217 Project," said Daniel Kunz, Pacific Minerals' President. "Of particular economic significance, the gold grade of the inferred resources in the Southwest Zone is 28% higher than the grade of the in-pit resources delineated to date in the Northwest Zone. Since this deposit outcrops along its strike length, it lends itself to efficient open-pit mining."

The new resource estimate is being incorporated into an independent scoping study that is scheduled to be released later this year. The scoping study will provide Pacific Minerals with various development scenarios to take advantage of low Chinese development and mining costs. The study will determine the economic viability of the 217 Project and provide a development strategy to achieve early production from planned near-surface open pits in the Northeast and Southwest zones. The newly defined mineralization in the Southwest Zone is expected to greatly enhance the economic viability of the project.

IN-PIT RESOURCE - SOUTHWEST ZONE, JANUARY 21, 2004

                               Tonnes              Gold grade (g/t)         Ounces of gold
------------------------------------------------------------------------------------------
Inferred                     14,788,645                  1.25                  594,925
------------------------------------------------------------------------------------------

The resources at the Southwest Zone are in addition to the in-pit resources in the Northeast Zone, details of which are available on the company website at www.pacific-minerals.com

IN-PIT RESOURCE - NORTHEAST ZONE, NOVEMBER 17, 2003

                                Tonnes                  Gold grade (g/t)        Ounces of gold
----------------------------------------------------------------------------------------------
Measured & Indicated          29,170,356                     0.95                   889,899
----------------------------------------------------------------------------------------------

Inferred                    6,774,410                   0.98                 213,407

With the addition of the inferred resources at the Southwest Zone, the total in-pit resources for the 217 Project are:

TOTAL IN-PIT RESOURCES, JANUARY 21, 2004

                                    Tonnes              Gold grade (g/t)        Ounces of gold
----------------------------------------------------------------------------------------------
Measured & Indicated              29,170,356                  0.95                  889,899
----------------------------------------------------------------------------------------------
  Inferred                        21,563,055                  1.17                  808,332
----------------------------------------------------------------------------------------------

The independent estimate was prepared according to standards in National Instrument 43-101 by Westervelt Engineering Ltd., under the direction of R. Westervelt, P.Eng., an independent qualified person. Measured and indicated resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. Inferred resources do not have the same degree of verification.

Mineralization at the 217 property extends over a strike length of 4.5 kilometres. The property can be divided along strike into three separate zones of mineralization. The Southwest Zone is where the majority of the small-scale mining activities have occurred on the property and the company believes that this zone offers important potential for expansion of the open-pit resources.

The 217 Project consists of a licenced area of 36 square kilometres in the western part of Inner Mongolia, northern China. The project is approximately 650 kilometres northwest of Beijing and 120 kilometres south of Ivanhoe Mines' copper and gold discovery at Turquoise Hill (Oyu Tolgoi), in southern Mongolia. Pacific Minerals, through its subsidiary, holds the right to earn a 96.5% interest in the property. The project is being developed under a 50/50 joint-venture agreement with Ivanhoe Mines.

Pacific Minerals is a Canadian company focused on the exploration and development of precious and base metals (gold, copper and platinum group metals) in the People's Republic of China and Mongolia.

ABOUT IVANHOE MINES

Ivanhoe Mines, with operations concentrated in the Asia Pacific region, is a producer of copper, gold and iron ore products. Ivanhoe Mines' core assets are its 100%-owned Turquoise Hill Project in southern Mongolia and exploration rights which it holds or controls covering approximately 111,000 square kilometres in central and southern Mongolia and the Chinese province of Inner Mongolia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts: Investors: Bill Trenaman:+1.604.688.5755 / Media: Bob
Williamson:

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Ivanhoe Mines Ltd., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Ivanhoe's expectations are disclosed under the heading "Risk Factors" and elsewhere in Ivanhoe documents filed from time to time with the Toronto Stock Exchange, the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

                                                           www.ivanhoe-mines.com

IVANHOE MINES LTD.

                           Quarterly Technical Report

                                  FOR THE THREE MONTHS ENDING DEC 31, 2003

           INDEX                            PAGE
------------------------------              ----
Copper Production Summary                    2
                                            ---
Iron Production Summary                      2
                                            ---
Production
     Monywa/Letpadaung,                      2
     Myanmar
     Savage River, Tasmania                  3
     Bakyrchik, Kazakhstan                   3
                                            ---
Development
     Modi Taung, Myanmar                     4
     Mongolia                                5
                                            ---
Exploration
Mongolia                                     7
     Oyu Tolgoi/Turquoise Hill               7
     Hugo North                              8
     Hugo South                              9
     Central Oyu                            10
     South West Oyu                         10
     Kharmagtai & Ovoot Hyar                10
     Gold Hill                              10
     Narin Hudag & Mandak                   11
     Bayan Uul & Unegeti                    11
Korea                                       15
China                                       15
Vietnam                                     16
Australia                                   16

For further information, please contact:

Bill Trenaman
Investor Relations
Ivanhoe Mines Ltd.
654 - 999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

Telephone: 604-688-5755
Toll free: 888-273-9999
Facsimile: 604-688-7168
E-mail: bill@ivancorp.com

This information is available on our website at www.ivanhoemines.com

Report Compiled by Marlene Mathison, employee of Ivanhoe Mines Ltd.

KEY POINTS:

     - In November 2003, AMEC E&C Services Limited issued a new resource estimate for the Hugo Dummett Deposit at Ivanhoe's Oyu Tolgoi Project. AMEC now estimates that the Hugo Dummett Deposit contains inferred resources totalling 1.80 billion tonnes grading 0.86% copper and 0.12 g/t gold, at a 0.30% copper equivalent cut-off, containing approximately 15.50 million tonnes (34.1 billion pounds) of copper and
         7.22 million ounces of gold. This is an increase of 23% in the amount of copper and a 58% increase in the amount of gold since the previous estimate in Aug. 2003.

     - Total inferred resources for Oyu Tolgoi now stand at 2.61 billion tonnes grading 0.73% copper and 0.17g/t gold at a 0.30% copper equivalent cut-off containing approximately 19.2 million tonnes of copper (42.15 billion pounds) and 14.42 million ounces of gold. In addition to the inferred resources, the project also contains 509 million tonnes of indicated resources in the Southwest Zone grading 0.40% copper and 0.59 g/t gold, containing approximately 2.1 million tonnes (4.5 billion pounds) of copper and 9.7 million ounces of gold, at the same cut-off grade.

     - In November 2003, Ivanhoe reached an agreement with BHP Minerals International Exploration, a subsidiary of BHP Billiton, to acquire the 2% net smelter return royalty interest that BHP Billiton had retained in Oyu Tolgoi. Terms of the agreement require Ivanhoe to pay BHP Billiton a total of US$37 million in two payments, with the final payment, of US$20 million, to be made by February 5, 2004.

     - In December, 2003, the Mineral Resources Authority of Mongolia (MRAM) issued four mining licences to Ivanhoe Mines for the area that contains the company's Oyu Tolgoi project. The mining licences, covering a total of 238 square kilometres are valid for an initial 60-year period and are renewable for an additional 40 years.

         PRODUCTION

     - Copper cathode production from the Monywa Mine was 7,463 tonnes for the quarter. Ivanhoe's 50% net share of sales revenue was US$6.98 million.

     - Iron pellet production from ABM's Savage River Mine was 582,330 tonnes for the quarter. Pellet sales were 601,794 tonnes. Sales revenue was A$27.1 million...

DEVELOPMENT

     - The AMEC Ausenco Joint Venture Project, expected to be released in February, 2004.

EXPLORATION

     - Exploration during the quarter was focused on resource delineation drilling at Oyu Tolgoi.

2

COPPER PRODUCTION SUMMARY

                                                                                                     MINEGATE UNIT
                            TONNES OF ORE                          CATHODE           PRICE OF        COST OF COPPER
 DEC. 2003                     TO HEAP          HEAD GRADE        PRODUCTION        COPPER (US$       PRODUCED (US$
  QUARTER                      (000'S)           (Cu CN%)          (TONNES)           PER LB.)          PER LB.)
------------               ----------------     ----------        ----------        -----------      --------------
MONYWA, S&K,                    1,866              0.74%            7,463              $0.86              $0.38
MYANMAR

IRON PRODUCTION SUMMARY:

                                                                                  PELLET
SAVAGE RIVER,               TONNES MILLED          CONCENTRATE    GRADE         PRODUCTION            PELLET SALES
 AUSTRALIA                       WET               PRODUCTION     (DTR)          (TONNES)               (TONNES)
-------------               -------------         -----------     -----         ----------            ------------
Q4 - 2003                     1,351,475             601,776       46.9            582,330               601,794
Q4 - 2002                     1,378,648             549,760       42.0            516,313               567,329

 SAVAGE RIVER,
  AUSTRALIA
TOTAL IRON ORE                                                             TOTAL OPERATING            CAPITALIZED
   PRODUCT                                          SALES REVENUE               COSTS             PRE-STRIPPING COSTS
SALES RESULTS                   TONNES SOLD         (A$ MILLION)            (A$ MILLION)              (A$ MILLION)
--------------                  -----------         -------------          ---------------        -------------------
Q4 - 2003                         623,657               27.1                    27.9                     3.9
Q4 - 2002                         594,946               29.5                    27.4                     6.4

PRODUCTION

OVERVIEW

MONYWA COPPER JOINT VENTURE, MYANMAR

The S&K Mine produced 7,371 tonnes of LME grade A cathode copper during the quarter. This is an average of 2,457 tonnes per month or 81 tonnes per day.

Power disruptions reduced cathode production in November but high heap leach solution levels are ensuring production is maintained at consistently high levels.

Higher ore grades are reducing ore tonnes necessary to maintain optimum heap inventory levels and mining output was reduced in October and November to reduce costs. Contractors have now virtually been removed from mining operations.

High copper inventory in solution have reduced operating costs with reagent costs reduced and higher power efficiency in electrowinning. Minegate operating costs were 38c.

Construction of the Pad 3 Heap Leach cells is well advanced and cells 10, 11, and 12 have now been completed. Three new cells are planned prior to the onset of the wet season. Pad 3 has significantly improved overall recovery by allowing a longer leach cycle period. Final plans were completed and approvals obtained for construction of a fines treatment plant. The plant will increase recovery from less competent ore.

3

                                           QTR END DECEMBER 2003
                                           ---------------------
       S&K COPPER MINE                             ACTUAL
-----------------------------                      ------
Tonnes ore to heap (000's)                          1,866
Total tonnes mined (000's)                          3,827
Grade (Cu CN%)                                       0.74%
Strip Ratio                                          1.05
Tonnes Sold                                         7,371
Cathode Production (tonnes)                         7,463
Revenue ($000's)                                   13,968
Price of Copper (US$ per Lb.)                          86

SAVAGE RIVER, TASMANIA

Over the last quarter of the year the US dollar continued to decline, increasing the Australian/US Dollar exchange rate a further 10%.

Demand for iron ore products continued to be strong throughout the quarter, driven mainly by China. The strong demand for iron ore products augurs well for a healthy increase in this year's annual price negotiation, which commenced in November.

Concentrate and pellet production were higher than the same quarter last year mainly due to higher ore grades. Iron ore sales were also high reflecting the increased production and strong market conditions.

Overall operations were satisfactory at both Savage River and Port Latta. The softer ore experienced last quarter from South Deposit improved, becoming harder with depth. The grade also improved with the depletion of the low grade stockpiles.

Work continued on the pre-feasibility study of an underground block-cave operation in the North Pit.

BAKYRCHIK GOLD MINE, KAZAKHSTAN

During the fourth quarter of 2003, Bakyrchik did not produce any dore gold. However, during this period, the existing flotation plant continued to process sulphide ores previously mined. During this period, 1,016.6 tons of sulphide concentrates averaging 30 grams of gold per ton were produced. The purpose of operating the plant is to produce batches of concentrate for commercial testing and also for sale.

During this period, operation of a pilot-sized rotary roaster continued. The test results are confirming that this technology can be applied to roast whole ores, concentrates and technogenics (man-made materials). The results obtained to date were confirmed by Chinese institutes. At the same time, we also are contacting foreign suppliers of process equipment.

Effort continues to implement the work program approved by the Government of Kazakhstan, to resume mining operations at Bakyrchik beginning in mid-2004. For this purpose, the services of Aker Kvaerner and local institutes have been engaged. Contracts to certify the mining plan and methods, design of the process facilities and infrastructure have been signed. The local research institutes, VNIItsvetmet and Kazgiprotsvetmet, and the company geologists are currently working to develop project plans to implement the 200,000 tons per year project with subsequent mining rates increasing to 1,000,000 tons per year.

4

Exploration work continues in the oxide areas according to the work plan approved by the Ministry of Energy and Mineral Resources.

The major activity completed during the period was the study done by Kvaerner Metals to assess the feasibility of mining and processing 700,000 tons per year of sulphide ores. The final report is currently being reviewed. Aker Kvaerner is also completing a study to assess the feasibility of mining up to 1.4 million tons of ore per year.

Fourth-quarter expenditures with regards to the Bakyrchik project were approximately US$0.85 million.

DEVELOPMENT

MODI TAUNG GOLD PROJECT BLOCK 10, MYANMAR

Adit advances in the quarter totalled 674 m, with an average of 18 crew working in two shifts on seven levels. The miners' rotation was changed to nine weeks on, three weeks off to allow them a higher income without changing scales.

Advances on the SE-directed Htongyi Taung Levels 950, 975 and 1025 continued to give good vein continuity. Two and locally three parallel veins result in mineable centimetre grams over an average of at least 100% of overall strike advance. The 950 level adit face is now 400 m from the portal, and 100 m north of the high-grade Grass vein encountered in a trench and surface diamond drill core. Assays near the face include 272 g/t on a 73 cm vein width. An access road was completed close to the level 1025 portal. Exposures in the road include a 34 cm vein at 188 g/t gold, 50 m east of the projected main vein from Level 950. On the Adder vein, 900 m northwest of the Htongyi Taung 950 portal, north and south drives began and show a 70 cm vein with visible gold, assays from 1 to 137 g/t.

On the Shwesin vein system best values are on the 1200 m level, although with not more than 50% of the strike advance in mineable grade. Strong veins persist in the deeper (1150, 1025 m) levels but entirely in sandstone and with low grade.

Gold assays on 600 soil line augur samples show numerous high values at, and beyond, the south end of the 4.5 km2 detailed topographic map (adits area) at Modi Taung, and also beyond the northwest end. A 2.9km(2) extension of the detailed topographic map to cover these areas began end-December.

Surface exploration continued at the Kankaung, Nankwe, Payagon and Dathwe quartz-gold vein prospects 10 to 15 km Northwest of Modi Taung, and an exploration adit at Kankaung advanced to 40 m from the portal. The surface exploration program on the gold skarns at Shweminbon, in the northeast of Block 10, interrupted in November-December, will be completed early in 2004.

Eight 50 kg samples of vein material, mostly from the Htongyi Taung veins, were collected for additional metallurgical test work in Australia.

A one-year extension to the exploration agreement, to August 29, 2004, was approved by the government, and covers 99 km2; including 40 km2 in the proposed Modi Taung mine lease area. A production sharing agreement for development and mining of Modi Taung was submitted to the government in late October. Following discussions, this was replaced by a draft joint venture proposal submitted December 30, 2003. The

5

proposal envisages resue mining of 75 tonnes per day and treatment by gravity and flotation. Submission of the draft was preceded by a two-day visit of the Deputy Minister of Mines to Modi Taung.

Fourth-quarter expenditures at Modi Taung were approximately US$0.55 million.

MONGOLIA

METALLURGICAL TESTWORK

A pre-feasibility-level test program with PQ half-core samples from the Southwest and Central deposits has been completed. Test work on 1/4 core material from Hugo South and Hugo North progressed at SGS Lakefield throughout the quarter.

Larger-diameter PQ core samples are required from all of the Hugo deposits to establish grinding characteristics. These will be included in the pre-feasibility program at a later date.

The HQ & NQ quarter samples from the Hugo Dummett Deposit were composited according to lithology and mineralogy. Limited work on small quantities of diamond-drill core continued to characterize metallurgical performance of Oyu Tolgoi ores for a typical grinding and flotation processing route. This work included preliminary characterization of likely concentrate copper grade and characterization of impurity elements (including arsenic and fluorine) of interest to smelters.

The metallurgical results from the testing of 3 main composites from the Southwest Oyu copper-gold deposit were reported during the period. The composites were derived from 7 drill holes and represent lower grade Au-Cu open pitable ore, higher grade Au-Cu open pitable ore, and higher-grade Au-Cu block-cave ore.

The following table summarizes the grindability data from these composites. The Bond Work Indices are in the 80 percentile for hardness in the A.R. MacPherson database. The Work Index values for these composites are higher than found in the previous Southwest Oyu samples. The composites are in the 30 percentile for abrasivity, similar to what was found in the earlier samples. The "JK" factors, widely used for the design of grinding circuits for large concentrators, also were reported.

SOUTHWEST OYU GRINDABILITY DATA

                                         SAMPLE #1          SAMPLE #2           SAMPLE #3
                                         ---------          ---------           ---------
Abrasion Index                             0.112              0.190               0.162
Autogenous Work Index (kWhr/t)              17.9               16.8                18.6
Rod Mill Work Index (kWhr/t)                18.6               17.2                19.7
Ball Mill Work Index (kWhr/t)               19.1               18.2                19.4
% Standard Deviation                          12                 10                   8
JK "A"                                      49.9               49.9                52.1
JK "b"                                      0.98               0.88                0.69
JK "A x b"                                  48.9               43.9                36.0
JK "Ta"                                     0.42               0.79                0.46

* value from variability samples

The flotation testing focused on the determination of the effect of grind and regrind on metallurgical performance, and generation of metallurgical predictions based on locked-cycle testing. The locked cycle test results are given in the following table.

6

LOCKED-CYCLE FLOTATION TEST RESULTS

                                         WEIGHT            ASSAYS               % RECOVERY
                                         ------       ----------------        ---------------
          SAMPLE                           %          % Cu      G/T Au         Cu         Au
---------------------------              ------       ----      ------        ----       ----
S-1 Lower Grade Open Pit
LCT-65, 100 (micro)m grind
HEAD                                     100.0        0.45       0.40
Cu CONCENTRATE                            1.34        27.9       19.5         82.6       64.4

S-1 Lower Grade Open Pit
LCT-104, 150 (micro)m grind
HEAD                                     100.0        0.46       0.45
Cu CONCENTRATE                            1.39        27.5       20.9         83.0       64.1

S-2 Higher Grade Open Pit
LCT-120, 100 (micro)m grind
HEAD                                     100.0        0.93       1.70
Cu CONCENTRATE                             3.1        28.0       43.2         92.5       78.1

S-2 Higher Grade Open Pit
LCT-97, 150 (micro)m grind
HEAD                                     100.0        0.93       1.68
Cu CONCENTRATE                             3.0        27.5       42.0         87.9       74.3

S-3 Higher Grade Block Cave
LCT-121, 100 (micro)m grind
HEAD                                     100.0        0.66       1.47
Cu CONCENTRATE                             2.1        28.9       52.1         90.0       73.3

S-3 Higher Grade Block Cave
LCT-103, 150 (micro)m grind
HEAD                                     100.0        0.68       1.48
Cu CONCENTRATE                             2.1        28.1       49.7         87.5       71.0

These results are similar to the results achieved previously, 27%Cu concentrate at 90% Cu recovery, 76.3% Au recovery from a head of 0.82 %Cu and 1.73 g/t Au, at a 100(micro)m grind

All three main composites were found to be sensitive to grind. Copper recovery is estimated to drop by 2.5% for a 50(micro)m change in the primary grind. Gold recovery was not found to be as sensitive, dropping 1.5% for a 50um change in the primary grind. This recovery drop carries through to final concentrate for both copper and gold. The bulk of the testwork conducted in this program was at a primary grind of 150(micro)m.

The optimum regrind for all three composites was found to be 20(micro)m. This level of regrind was found to improve concentrate quality by 5%Cu compared to regrinds of 30(micro)m. Grinding finer than 20(micro)m did not lead to any metallurgical benefits. The optimum regrind location was found to be, on the whole, rougher concentrate. This can be explained by the low degree of copper mineral liberation in the rougher concentrate (< 50% at 150(micro)m grind). The three main composites were sub-composited into 56 availability samples, which were to represent approximately 20m mine-bench intervals for the drill holes received. Flotation testing on these samples found only one sample which did not behave in the expected fashion. This sample was found near the surface and contained minimal sulphide copper. The average results from these variability samples closely matched the metallurgy achieved from the main composites.

Results were obtained from preliminary batch flotation tests on the Hugo Dummett quarter samples. The results, summarized in the table below, were performed on composite samples from diamond drill holes 355 and 367A. These samples represented the host lithologies and copper mineralization within the deposit.

7

SGS LAKEFIELD FLOTATION TEST RESULTS

                                      INTERVALS               TEST             GRADE              RECOVERY
                             --------------------------   -----------     ----------------   -----------------
SAMPLE                                                                    COPPER     GOLD    COPPER       GOLD
NUMBER       DRILL HOLE     FROM       TO        METRES      PRODUCT        (%)      (G/T)     (%)         (%)
------       ----------     ----      ----       ------   -----------     ------     -----   ------       ----
FNE1           OTD355        868       898         30     FEED             1.82      0.18
                                                          CONCENTRATE      30.6      2.58      87.0       73.7
FNE2           OTD355        898      1002        104     FEED             2.43      0.10
                                                          CONCENTRATE      33.6      1.02      92.3       71.9
FNE3           OTD367A       830      1084        254     FEED             1.53      0.08
                                                          CONCENTRATE      27.2      1.22      84.5       69.7
FNE4           OTD367A      1084      1154         70     FEED             5.72      1.85
                                                          CONCENTRATE      53.4      17.2      96.9       96.6

EXPLORATION

MONGOLIA

Ivanhoe continued to increase its landholdings throughout Mongolia during the fourth quarter of 2003. During this period Ivanhoe converted four exploration licences to mining licences totalling 23,867 hectares (238.67 km(2)). Ivanhoe now holds or controls 127 exploration licences covering 11,202,096 hectares (112,020.96 km(2)) of land. Of these, 81 licences totalling 7,159,905 hectares (71,599.05 km(2)) are held by Ivanhoe and 40 licences totalling 3,954,402 hectares (39,544.02 km2) are held by 51.1% owned Asia Gold Corp. Four licences are held in a joint venture with QGX Gold Ltd. Ivanhoe has an additional 3,124,000 hectares (31,240.00 km(2)) under application.

In November 2003, Ivanhoe reached an agreement with BHP Minerals International Exploration, a subsidiary of BHP Billiton, to acquire the 2% net smelter return royalty interest that BHP Billiton had retained in Oyu Tolgoi. Terms of the agreement require Ivanhoe to pay BHP Billiton a total of US$37 million in two payments, with the final payment, of US$20 million, to be made by February 5, 2004.

Exploration outside of the Oyu Tolgoi Project area during the forth quarter of 2003 was focused on the mapping and sampling of several high priority targets generated by earlier reconnaissance work. Geological mapping and relogging of existing diamond drill core continued at Kharmagtai in preparation for a third phase of diamond drilling.

Fourth-quarter expenditures outside the Oyu Tolgoi project totalled approximately US$1.42 million. Of this, approximately US$210,000 was spent at Kharmagtai and Ovoot Hyar. Approximately $350,000 was spend on grass roots reconnaissance of Ivanhoe Mines licences during the 4th quarter of 2003, of which over $200,000 was directly spent on field mapping and assaying of rock chip grab samples.

TURQUOISE HILL/OYU TOLGOI

At the end of the fourth quarter, 18 drill rigs were on the property. There were six deep-hole rigs delineating and expanding resources in the Hugo Dummett North zone, two rigs on geotechnical drilling in Hugo South, one rig drilling a pilot geotechnical hole for the Hugo Shaft and nine rigs infill drilling on Central Oyu. At Hugo Dummett North, exploration drilling continued to extend the deposit north and steeply down dip to the east. To date, the strike extent of Hugo North has increased from 900m to

8

1200m, which accounts for a significant portion of the increase in tonnes and gold content over the resource estimate prepared by AMEC E&C Services Limited in August of 2003.

The total north-south strike length of the Hugo Dummett Deposit is now more than
2.6 km. The estimated width of the zone currently ranges between 200 and 800 metres. The deposit remains open for expansion along strike, its margins and to depth.

Expenditures for the fourth quarter in Oyu Tolgoi were approximately US$17.8 million.

HUGO NORTH

In Hugo North, diamond core drilling is currently focused on drilling east-west sections using navi-drill technology for cutting multiple daughter holes from the initial hole. With the strike of the zone north-south, the east-west lines are better oriented for delineating Hugo North. These sections have been laid out at 4766700N, 4766900N, 4767200N, 4767350N and 4767500N and the series of drill holes drilled or in progress on these lines include OTD577, OTD576, A, OTD449, A,B,C & D, OTD465, A,B & C and OTD514A & B, respectively.

Significant assay results from intersections in the 4th quarter used in the November resource estimate include:

OTD449B with 68m grading 1.29 g/t gold, 2.85% copper followed by 200m of 0.24g/t gold, 1.08% copper and 86m of 1.31 g/t gold and 1.56% copper. These intervals are separated by biotite granodioirite dykes up to 22m in intersection thickness. Drilled approximately midway between holes OTD449 (up dip) and OTD449A (down dip) the hole confirmed continuity of the gold rich mineralization between these two holes and found a significant increase in the gold:copper ratio in quartz monzodiorite near the bottom of the hole. The hole also terminated in the west BAT fault, a major Northeasterly structure that bounds the western margin of Hugo North. OTD582, collared 550m west of OTD449 on section, drilled -85degrees west to test the western flank of the Hugo North zone and encountered 218m grading 0.14 g/t gold, 1.49% copper starting at 942m down hole, followed by 84m grading 0.23 g/t gold and 1.31% copper and 158m grading 0.89 g/t gold and 1.32% copper. These intersections are separated by 26m intervals of biotite granodiorite dyke. As in OTD449B the increase in gold grades with depth is very much evident. In both holes quartz monzodiorite hosts the lower portions of the copper, gold mineralization. Hole OTD449D has recently been completed 100m down dip of OTD449A and has intersected approximately 200m of strong bornite mineralization similar to the high grade intercepts up dip. Assays are pending. OTD449E is now in progress to test a further 100m down dip of D and is currently in the hanging wall sediments.

OTD465A (189.4m grading 2.98% copper and 1.15 g/t gold, including 124m grading 3.36% copper and 1.60 g/t gold), reported in the previous quarter, has had two daughter holes drilled down dip. OTD465B, 225m down dip of A intersected 412m grading 0.32g/t gold and 2.33% copper including 196m grading 0.42 g/t gold and 3.38% copper. An intermediate hole, OTD465C was drilled between the two holes and has intersected similar grade sulphide mineralization over a 314m interval that will confirm continuity of the zone. Assays are pending. A total of four holes including OTD505, now delineate a steeply east dipping body of porphyry mineralization of at

9

least 650m in dip extent and 250m in horizontal thickness expanding down dip. No holes have been drilled below OTD465B.

OTD514 collared 150m north of OTD465 intersected 476m grading 0.67 g/t gold, 2.16% copper starting at 1080m down hole. The hole included 386m grading 0.82 g/t gold and 2.35% copper and is significant in the fact that the bottom 300m of the interval is highly mineralized, quartz stock worked, quartz monzodiorite stained red in colour from hematite. More importantly the gold:copper ratio increased steadily to the bottom of the intersection where it is >1:1. Three hundred metres up dip, a daughter hole, OTD514A intersected 276m of strong bornite mineralization starting at 1000m down hole and assays are pending. Follow up daughter holes will be drilled mid-way between the two intersections followed by a hole down dip of the original OTD514. Based on the two holes the total inferred dip extent of the steeply dipping mineralization is 650m and the horizontal thickness is approximately 350m and expanding with depth.

OTD576 utilizing the UDR5000 brought to the property during the 4th quarter by Major Pontil is attempting to drill a series of holes perpendicular to the strike of the deposit through the midsection of Hugo North, previously explored by the north northwest trending series of OTD367 holes. Unfortunately the first, deep intersection on the east flank encountered the major fault that had previously stopped the OTD383 series of holes and the hole was lost in high grade copper mineralization. A second hole, OTD576A, has been navi-drilled off the hole to cross 400m up dip of where the hole was lost and has cut 200m of strong copper mineralization in the same zone cut by the 367 series of holes. Assays are pending. At least two holes will be cut off the bottom of the bend to fill the gap between the lost hole and OTD576A.

Near the southern end of Hugo North, OTD577 is drilling a series of holes and daughters to fill a 200m gap between the 367 series and the 463 series of holes. The first of the 577 series was targeted to cut across the zone up dip of the zone in 367. The hole intersected 230m of mineralization before going into the footwall biotite granodiorite dyke and bottomed in moderate mineralized quarts monzodiorite. A second hole was cut off the bottom of the hole and crossed the zone 150m down dip. Here the hole encountered 260m of stronger bornite-rich mineralization before stoping at a major fault zone and the biotite granodiorite dyke. All assays are pending for these two holes. Earlier in 2003, OTD367D, a near vertical daughter hole, had been drilled to a point that is approximately 150m down dip of where OTD577A traversed. The hole intersected 232m grading 0.08 g/t gold and 1.06% copper in the steeply east dipping limb of volcaniclastic rocks that typically form a lower grade hanging wall to the high grade zone. Based on the geometry of the intersections, it is possible that the hole stopped short of the high grade zone.

HUGO SOUTH

Core drilling in Hugo South continued this quarter with five geotech holes, two structural holes and three infill resources.

The three infill resource holes were drilled on Hugo exploration grid, NE6200, which is 500 m NNE from the southern limit of the Hugo South deposit. OTD612 intersected 262 m grading 1.47% copper and 0.05 g/t gold, including 80.4 m of 2.14% copper and 0.11 g/t gold which conforms to the previously drawn grade shells for >1% copper and >2% copper. OTD623 collared 50m NW of 612, through deviations in both holes 623 intersected 274 m grading 1.98% copper and 0.08 g/t gold 120 m up dip of the 612

10

intersection. Assays are pending for OTD646 which was collared 80 m NW of 623.

CENTRAL OYU

In Central Oyu the infill drill program consisting of short, vertical holes for delineating the shallow, flat lying, supergene chalcocite zone, commonly referred to as a "blanket" was completed. Results from these holes will be used for resource modelling in the 1st quarter of 2004. Drilling continued, however, to infill the underlying covellite-rich and chalcopyrite, gold mineralized zones. These holes are being drilled on intermediate spaced lines to the original 100 m line spacing. The holes are staggered 50 m forward and back of the holes adjoining to form a "5-spot" drill pattern which effectively provides a 70 m nominal spacing for the hole intercepts, which has previously been determined by AMEC E&C Services Ltd. to be the required spacing for an indicated resource estimate. During the fourth quarter, 95 holes were competed totalling 37,000 m. Results will be tabled in the resource estimate scheduled for the 1st quarter of 2004. Drilling is virtually complete for Central and the rigs are being moved into SW Oyu to undertake infill drilling in this zone.

SOUTH WEST OYU

No further holes other than the completion of the six holes reported in the last quarter were completed at Southwest Oyu. In the first quarter of 2004 it is planned to drill 33 holes totalling 20,800 m. These were collared to define the >1g/t gold shell for a measured resource estimate and infill the southwest end of the deposit within the proposed pit plan so that all resources in the proposed open pit mine plan can be categorized as either Indicated or Measured.

KHARMAGTAI AND OVOOT HYAR

Work at Kharmagtai and Ovoot Hyar concentrated on the reinterpretation of diamond drill core from the Gold Hill Project. This work is now complete and indicates that a third phase of diamond drilling is required to further test the strike and depth extensions of mineralization.

Approximately US$210,000 was spent at Kharmagtai and Ovoot Hyar during the 4th quarter of 2003.

GOLD HILL

Two phases of diamond drilling at Altan Tolgoi totalling 11,361 m have intersected gold-rich copper-gold porphyry mineralization that remains open at depth and along strike. Mineralization is hosted within two quartz-chalcopyrite-pyrite stockwork zones which are approximately 100 m apart: the Southern and Northern Stockwork Zones.

The Southern Stockwork Zone is a narrow zone of strong quartz stockwork veins and associated high-grade gold mineralization (0.6 to >5 g/t gold; 0.3 to >1.0 % copper) that is up to 100 meters wide, at least 450 meters long and at least 300 meters deep. The Southern Stockwork Zone has been bisected by a 130(degree) trending shear zone.

The Northern Stockwork Zone consists of a broad halo of quartz veins that is at least 250 m long, 150 m wide and 350 m deep. Grades within the Northern Stockwork Zone typically range from 0.3 to 0.5 g/t gold and 0.1 to 0.5 % copper, with common 10 to 30 m wide pockets of 0.7 to 1.3 g/t gold and 0.2 to 0.5 % copper. The zone of quartz veining appears to amalgamate into a zone of stronger stockwork veining at depth and to the east.

11

Mineralization in both stockwork zones is characterised by high gold grades, with percent copper to grams/tonne gold ratios typically exceeding 1:2. A preliminary in house Surpac block model indicates 28 Mt at 0.51 g/t gold and
0.41 % copper at a 0.4 % equivalent copper cut off. However these calculations do not take into account the probable extension of mineralization along strike or at depth. Petrographic study indicates that the gold occurs as micro-sized particles which infill fractures and form blebs within chalcopyrite.

Mineralization remains open at depth and along strike in both stockwork zones. Malachite-stained and quartz veined outcrop indicate that the Southern Stockwork Zone continues for at least 200 m along strike to the west of current drilling. Quartz veins also outcrop 70 m to the east of current drilling at the Northern Stockwork Zone. The geology, strength of alteration and style of mineralization suggest that mineralization will extend at depth.

A third phase of diamond drilling will commence during the 2nd quarter of 2004. Thirty holes totalling approximately 10,000 m are planned.

NARIN HUDAG AND MANDAK

The Narin Hudag and Mandak porphyry copper-gold targets are located in the Gobi Desert of Mongolia within the same mineralised belt that hosts Oyu Tolgoi. The targets are associated with a series of felsic to intermediate porphyritic intrusions that were emplaced into a sequence of Siluro-Devonian volcanic and sedimentary rocks.

Copper-gold mineralization at Narin Hudag is associated with a series of feldspar phyric diorite porphyries and consists of stockworked and sheeted quartz-tourmaline veins which outcrop over an area of approximately 3 km(2). 240 surface rock chip samples were collected and 60 assayed over 0.3% copper (maximum of 10.1% Cu). Many samples were highly gold anomalous and a maximum assay of 3.3 g/t gold was returned from a quartz-tourmaline vein sample.

Copper-bearing sheeted quartz veins at Mandak are hosted within intensely K-feldspar altered diorites and granodiorites and outcrop over an area of approximately one km(2). 191 rock chip samples were collected at Mandak and many are highly gold and copper anomalous.

The stockworked and sheeted quartz and quartz-tourmaline veins at Narin Hudag and Mandak are associated with a series of narrow porphyry dykes. This suggests that erosion has only exposed the upper levels of these systems and indicates potential for copper-gold mineralised porphyries at depth.

Detailed mapping and sampling in association with ground magnetic and induced polarisation surveys is planned for early 2004. Approximately $25,000 has been spent at Narin Hudag and Mandak.

BAYAN UUL AND UNEGTEI

The Bayan Uul and Unegtei Projects are located approximately 200 km southwest of Ulaanbaatar. A first phase of geological mapping, rock chip sampling and ground magnetics was completed during the 4th quarter of 2003.

Mineralization at Bayan Uul is characterised by widespread tourmaline-quartz-sericite +/- hematite altered and brecciated andesitic and monzonitic rocks. At the Central Bayan Uul prospect variably developed and weakly gold-copper anomalous quartz

12

veins occur coincident with a northwest trending magnetic high. At the southwest and north Bayan Uul prospects rock chip grab samples indicate gold anomalous zones (0.5-3.7 ppm Au) which are associated with altered monzonite and moderate to high magnetic anomalies.

Unegtei is characterised by abundant tourmaline-quartz-magnetite-specular hematite altered fracture zones (typically less than 10 m wide) that have a dominant NW-trend. At the North Unegtei prospect rock chip grab samples define a highly gold anomalous zone of approximately 600 by 250 m (average of 83 samples
0.74 g/t Au: minimum 0.5 g/t Au and maximum 19.0 g/t Au) which is associated with tourmaline-quartz altered monzonite, unidirectional solidification textures (UST's) and a northeast trending magnetic high.

Further mapping, rock chip and soil sampling, and gradient array IP is planned for Bayan Uul and Unegtei during the 2nd quarter of 2004. Approximately $80,000 has been spent at Bayan Uul and Unegtei.

SUBSEQUENT EVENTS

As of November, 2003, AMEC provided an updated inferred resource estimate to include holes drilled in Hugo North, previously referred to as the Far North Extension. The revised estimate is tabled below. AMEC's August 2003 inferred resource estimate for the Hugo Dummett Deposit, using a 0.60% copper equivalent cut-off grade, was 643 million tonnes grading 1.19% copper and 0.10 g/t gold, or
7.7 tonnes of copper and 2.11 million ounces of gold. The Hugo Dummett Deposit now contains an estimated inferred resource of 961.6 million tonnes grading 1.30% copper and 0.18 g/t of gold, at a 0.60% copper equivalent cut off, containing 12.48 million tonnes of copper and 5.4 million ounces of gold.

HUGO DUMMETT DEPOSIT - OYU ZONE INFERRED RESOURCES NOV. 2003 VS. FEB. 2003

    DATE OF                                        TONNES     COPPER   GOLD        COPPER             GOLD
   ESTIMATE         Cu. EQ. CUT-OFF GRADE (%)    (MILLIONS)     (%)   (G/T)   (MILLION TONNES)      (OUNCES)
   --------         -------------------------    ----------     ---   -----   ----------------      ---------
November, 2003               >= 2.00                149.4      2.88    0.53         4.31            2,560,000

                             >= 0.60                961.6      1.30    0.18        12.48            5,420,000

August, 2003                 >= 2.00                 70.8      2.92    0.30          2.1              690,000

                             >= 0.60                642.8      1.19    0.10          7.7            2,110,000

Feb. 26, 2003                >= 2.00                 29.3      2.69    0.19         0.79              175,000

                             >= 0.60                489.0      1.08    0.07         5.26            1,170,000

The current Hugo Dummett inferred resource estimate incorporates results from 136 drill holes whereas the August estimated incorporated results from 100 drill holes and the February estimate incorporated results from 41 drill holes. A detailed analysis of the current estimated inferred mineral resources for the Hugo Dummett Zone, at various copper equivalent cut-off grades, is provided in the following table.

HUGO DUMMETT DEPOSIT - OYU ZONE INFERRED RESOURCES NOVEMBER 2003

13

                                                                    GRADES
------------------------------------------------------------------------------------------------------------
     CuEQ
CUT-OFF GRADE                TONNES        CuEQ          Cu           Au               Cu             Au
------------------------------------------------------------------------------------------------------------
     (%)                                   (%)           (%)         (G/T)           TONNES         (OUNCES)
-------------            -------------     ----         ----        -------        ----------      ---------
    >=3.50                  47,900,000     4.29         3.68         0.96           1,760,000      1,470,000
    >=3.00                  75,800,000     3.91         3.42         0.76           2,590,000      1,860,000
    >=2.50                 115,200,000     3.51         3.11         0.61           3,590,000      2,270,000
    >=2.00                 149,400,000     3.22         2.88         0.53           4,310,000      2,560,000
    >=1.50                 234,300,000     2.65         2.39         0.40           5,610,000      3,020,000
    >=1.25                 412,500,000     2.09         1.92         0.27           7,930,000      3,550,000
    >=1.00                 575,500,000     1.82         1.67         0.23           9,620,000      4,300,000
    >=0.90                 654,900,000     1.71         1.57         0.22          10,300,000      4,640,000
    >=0.80                 778,900,000     1.57         1.45         0.20          11,280,000      4,990,000
    >=0.70                 889,700,000     1.47         1.36         0.18          12,060,000      5,230,000
    >=0.60                 961,600,000     1.41         1.30         0.18          12,480,000      5,420,000
    >=0.50               1,082,500,000     1.31         1.21         0.17          13,060,000      5,800,000
    >=0.40               1,358,100,000     1.14         1.04         0.15          14,140,000      6,430,000
    >=0.30               1,800,300,000     0.94         0.86         0.12          15,500,000      7,220,000

* (various Cu equivalent cut-off grades)

*1) Copper equivalent cut-off grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %Cu eq. = %Cu + Au (g/t) x (11.25/17.64).

2) Copper equivalent grades have been calculated using assumed metal prices of US$350 per ounce god and US$0.80 per pound copper. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

3) Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. An indicated mineral resource is that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

AMEC now estimates that the Oyu Tolgoi Project contains estimated inferred resources totalling 2.60 billion tonnes grading 0.73% copper and 0.17 g/t gold, at a 0.30% copper equivalent cut-off, containing approximately 19.1 million tonnes of copper and 14.4 million ounces of gold. This represents an increase of 26% in the amount of copper and a 42% increase in the amount of gold since AMEC's previous estimate issued in August 2003. In addition, 509 million tonnes of indicated resources are estimated in the Southwest Zone grading 0.40% copper and 0.59 g/t gold, containing approximately 2.1 million tonnes (4.5 billion pounds) of copper and 9.7 million ounces of gold at the same cut-off grade.

14


TURQUOISE HILL RESOURCE TABLE BY ZONE

     CuEQ                                       GRADES                           CONTAINED METAL
CUT-OFF GRADE                     CuEQ       Cu       Au        Mo         Cu          Cu          Au
     (%)            TONNES        (%)       (%)     (G/T)     (PPM)      TONNES     (000S LB)     (OZ)
-------------       ------        ----      ----    -----     -----    ----------   ---------   ---------
South West  Deposit -Indicated
>or = 1.00          92,300,000    1.74      0.74     1.57      74         682,000   1,500,000   4,662,000
>or = 0.60         267,000,000    1.08      0.53     0.86      69       1,423,000   3,140,000   7,346,000
>or = 0.30         508,900,000    0.78      0.40     0.59      61       2,058,000   4,540,000   9,689,000

South West Deposit - Inferred
>or = 1.00          24,900,000    1.48      0.59     1.40      60         146,000     320,000   1,120,000
>or = 0.60         126,600,000    0.87      0.44     0.68      65         552,000   1,220,000   2,780,000
>or = 0.30         290,800,000    0.64      0.32     0.50      52         922,000   2,030,000   4,700,000

South Deposit - Inferred
>or = 1.00           5,400,000    1.18      0.82     0.56      32          44,000     100,000     100,000
>or = 0.60          48,400,000    0.77      0.61     0.26      20         294,000     650,000     400,000
>or = 0.30         270,300,000    0.48      0.39     0.13      23       1,067,000   2,350,000   1,100,000

Central Deposit - Inferred
>or = 1.00          60,600,000    1.34      1.12     0.34      53         679,000   1,500,000     670,000
>or = 0.60         147,500,000    0.99      0.84     0.24      56       1,238,000   2,730,000   1,140,000
>or = 0.30         236,800,000    0.79      0.67     0.18      53       1,591,000   3,510,000   1,360,000

Hugo Deposit - Inferred
>or = 1.00         575,500,000    1.82      1.67     0.23      47       9,620,000  21,220,000   4,300,000
>or = 0.60         961,600,000    1.41      1.30     0.18      56      12,480,000  27,520,000   5,420,000
>or = 0.30       1,800,300,000    0.94      0.86     0.12      57      15,500,000  34,160,000   7,220,000

*The resource estimates for the Southwest, South and Central deposits were prepared by AMEC E&C Services Limited, of Canada, in February, 2003.

GENERAL MONGOLIA

Ivanhoe owns a 51.1% interest in Asia Gold Corp. (ASG: TSX-V). Asia Gold owns a 100% interest in two large exploration properties in southern Mongolia; the Oyut Ovoo property (five licenses) totalling 372,988 hectares and the Western Gobi property (35 licenses) totalling 3,581,284 hectares.

Oyut Ovoo is a porphyry related skarn and breccia-pipe intrusive complex. Exploration work completed on the property during the 4th quarter included geological mapping, rock sampling, a ground magnetics survey and 137 line kilometres of gradient array Induced Polarization (IP) geophysics. Assay results from 505 surface rock samples have outlined an area of about one square kilometre with high grade copper mineralization. The area of surface mineralization is coincident with a magnetic and IP geophysical anomaly. A second IP anomaly has been identified one km to the southeast in an area with only trace rock outcrop. Asia Gold plans to drill test the surface mineralization and IP anomalies in the 1st and 2nd quarter of 2004.

The Western Gobi property is a regional scale exploration area located west of the Oyut Tolgoi copper-gold deposit. Exploration activity on the property in the 4th quarter included the continuation of a reconnaissance program started in the 3rd quarter plus follow-up work on targets of interest. The work is designed to generate advanced projects and drill targets for 2004.

The exploration work on the Western Gobi property in the 4th quarter resulted in the discovery of two epithermal gold prospects. Assay results from surface rock sampling on the Yagaan prospect outlines significant gold mineralization over an area measuring 300 m by 150 m. An epithermal style vein system on the Dune prospect

15

was tested with 27 trenches totalling 5,462 m. Assay results from the Dune trenching will be reported in 2004. Other targets identified during the reconnaissance program are being evaluated and prioritized for follow-up work in 2004.

Grass roots reconnaissance of Ivanhoe Mines licences continued throughout the 4th quarter of 2003. Field work concentrated on the mineralised belt that extends from Oyu Tolgoi north-eastwards to the Oyut Ulaan Project. The program was designed to prioritise targets in preparation for detailed mapping, sampling and geophysics during 2004, and involved ongoing interpretation of satellite imagery and the development of a mineral occurrence database.

SOUTH KOREA

Exploration in South Korea is conducted by Korean Exploration and Mining Ltd., a 90% owned subsidiary of Asia Gold Corp. Activity in the 4th quarter included surface and underground exploration diamond drilling at the Eunsan trial mine and surface diamond drilling on the Lighthouse and Central veins on Gasado Island, located 35 km west of the mine.

The results of the drilling at Eunsan did not increase the geological resource either at depth or on strike. An underground exploration decline was also extended to the -70 Level and crosscut headings driven to test for a depth extension of the main vein. This development did not intersect any significant mineralization.

The drilling on the Lighthouse vein on Gasado Island extended the vein to a depth of 100 m below surface. A geological and mining resource will be reported in the 1st quarter of 2004 as part of a scoping study to determine if ore can be mined from the Lighthouse vein to supply the existing processing plant at Eunsan. The drilling on the Central vein did not extend high grade mineralization intersected by previous drill program.

CHINA

Ivanhoe is exploring for gold, copper and platinum-group metals (PGMs) in China through a joint venture with Pacific Minerals Inc. ("PMZ"). On October 24, 2003, PMZ and Ivanhoe reached an agreement-in-principle to restructure their mineral exploration and development joint venture. The revised agreement will reduce Ivanhoe's maximum earn-in from 80% to 50% on PMZ's most significant projects in China. Ivanhoe retains the right to earn up to 80% of the available interest in any new projects acquired by PMZ in China (excluding Anhui and Liaoning provinces). The revised agreement also contains a mutual non-compete clause, whereby PMZ agrees not to compete for any new mineral properties in the Inner Mongolia Region and Ivanhoe agrees not to compete for any new mineral properties in Liaoning Province.

Ivanhoe has agreed to transfer to PMZ 50% of its interest in the Shuteen exploration licence in southern Mongolia. The project has similar geological characteristics and is within the same copper-rich mineral belt that hosts Ivanhoe's Turquoise Hill and Kharmagtai porphyry copper-gold projects. The Shuteen licence covers approximately 93 square kilometres (36 sq. miles), approximately 100km east of Kharmagtai. Ivanhoe acquired the right to earn an 80% interest in Shuteen in early 2002 by undertaking to complete a US$1.5 million exploration program before December 31, 2004. To date, Ivanhoe has spent approximately US$1.4 million on the project.

16

Ivanhoe is evaluating numerous gold and copper targets in Inner Mongolia and an exploration office has been established in the provincial capital at Hohhot. Ivanhoe is exploring in a joint venture with Inner Mongolia Huayu Geology and Minerals Exploration Co. Ltd., an affiliate of China Non-Ferrous Metals Industries Corporation of Beijing.

Fourth-quarter expenditures with regards to the Ivanhoe's' China projects were approximately US$0.75 million.

VIETNAM

Ivanhoe holds a minority interest in a gold exploration joint venture in Vietnam with Olympus Pacific Minerals, a public Canadian mineral exploration company, and Zedex Ltd., a New Zealand registered investment company. The joint venture's principal project is the Phuoc Son gold project, in northwestern Quang Nam Province, Central Vietnam.

AUSTRALIA

During quarter all the mining and exploration tenements and some of the assets of Selwyn Mines were purchased with a view to establish an exploration program primarily for copper and gold.

[IVANHOE MINES LOGO]

                                                                FEBRUARY 2, 2004

         INDEPENDENT SCOPING STUDY FOR IVANHOE MINES' OYU TOLGOI PROJECT
              TO BE DISCUSSED DURING IVANHOE MINES' CONFERENCE CALL
                            MONDAY FEBRUARY 2ND, 2004

TORONTO -- Ivanhoe Mines will host a telephone conference call on Monday, February 2nd, at 4:00 p.m. Eastern time (1:00 p.m. Pacific) to discuss the independent Scoping Study, or Preliminary Assessment Report, for the company's Oyu Tolgoi (Turquoise Hill) copper and gold project in Mongolia. Details of the Scoping Study are contained in a news release issued earlier today, which is available on the Ivanhoe Mines' website at www.ivanhoemines.com.

The Scoping Study was prepared by an integrated engineering team of AMEC E&C Services Ltd., of Canada, and Ausenco International, the Mining Group of GRD Minproc and SRK Consultants, all of Australia.

Ivanhoe executives will be available to answer questions about the scoping study and the company's Mongolian exploration and development program.

The conference call may be accessed by dialling 1-800-273-9672 in Canada and the United States, or 416-695-5806 in the Toronto area and internationally. An operator will register participants. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com and www.Q1234.com. The conference call will be archived for later playback on the Internet at www.q1234.com or by dialling 1-800-408-3053 or 1-416-695-5800 and entering the pass code 1527755.

For further information, please contact Ivanhoe's investor relations department at (888)-273-9999 or (604)-688-5755.

ABOUT IVANHOE MINES

Ivanhoe Mines, with operations concentrated in the Asia Pacific region, is a producer of copper, gold and iron ore products. Ivanhoe Mines' core assets are its 100%-owned Oyu Tolgoi Project in southern Mongolia and exploration rights which it holds or controls covering approximately 111,000 square kilometres in central and southern Mongolia and the Chinese province of Inner Mongolia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts: +1.604.688.5755 - Investors: Bill Trenaman / Media: Bob Williamson

[IVANHOE MINES LOGO]

                                                                FEBRUARY 2, 2004

             INDEPENDENT SCOPING STUDY CONFIRMS OYU TOLGOI PROJECT'S
               POTENTIAL TO BECOME A WORLD-CLASS COPPER-GOLD MINE

          DETAILED PRELIMINARY ASSESSMENT INDICATES FAST-TRACK START-UP
                      IS POSSIBLE IN FOURTH QUARTER OF 2006

              WORK UNDERWAY ON FULL FEASIBILITY STUDY AS NEXT STEP
                       IN THE PROJECT DEVELOPMENT PROCESS

ULAANBAATAR, MONGOLIA -- Ivanhoe Mines' Chairman Robert Friedland and President John Macken announced today that an independent Preliminary Assessment Report, or scoping study, confirms the potential of Ivanhoe's Oyu Tolgoi (Turquoise
Hill) Project in southern Mongolia to become a new, long-life copper and gold producer that could rank among the largest in the world.

Three years of exploration by Ivanhoe so far has identified five co-genetic deposits at Oyu Tolgoi: Southwest Oyu, Central Oyu, South Oyu, Hugo Dummett South and Hugo Dummett North. The deposits will form the basis for the Oyu Tolgoi copper-gold production complex that will include open-pit and underground mines, processing facilities and associated infrastructure.

The Preliminary Assessment Report was prepared by an integrated engineering team of AMEC E&C Services Ltd., of Canada, and Ausenco International, the Mining Group of GRD Minproc and SRK Consultants, all of Australia. Ivanhoe commissioned the report to assess the development alternatives open to Ivanhoe and to chart an implementation path for the Oyu Tolgoi mining complex. A sensitivity analysis also was completed to determine the economic effects of such variable factors as capital, operating costs, smelting and refining costs and gold and copper prices.

The Preliminary Assessment Report forecasts the economic viability of both conventional open-pit and underground mining operations.

The Preliminary Assessment Report includes Inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Until there is additional drilling to upgrade the Inferred to Measured and Indicated resources, there can be no certainty that the preliminary assessment will be realized.

The study examined three alternative development concepts in detail, each of which has robust rates of return at different levels of capital investment and production profiles.

THE BASE CASE FOR THE REPORT WAS A TWO-STAGE BUILD-OUT OF THE OYU TOLGOI PROJECT. IT WOULD INVOLVE THE CONSTRUCTION OF A PROCESS PLANT TO HANDLE 20 MILLION TONNES OF ORE PER YEAR, FED BY OPEN PITS ON THE SOUTHWEST OYU, CENTRAL OYU AND HUGO SOUTH DEPOSITS. THIS FIRST STAGE WOULD BE FOLLOWED BY A SECOND-STAGE BUILD-OUT THAT WOULD EXPAND THE PRODUCTION RATE TO 40 MILLION TONNES A YEAR IN YEAR 5 THROUGH THE DEVELOPMENT OF THE UNDERGROUND MINE AT THE HUGO NORTH DEPOSIT. THE BASE CASE USED METAL PRICES OF US$400/OZ. GOLD AND US$0.90/LB COPPER. THE REPORT USED AVERAGE LIFE-OF-MINE METALLURGICAL RECOVERIES OF 89.6% COPPER AND 65.8% GOLD. APPROXIMATELY 78% OF THE RESOURCES EMPLOYED IN THE BASE CASE WERE CLASSIFIED AS INFERRED AT THE TIME OF THE STUDY; THE REMAINING 22% WERE IN THE INDICATED CATEGORY (SEE TABLES BELOW).

The three development concepts are summarized in the following table:

                  OVERVIEW OF OYU TOLGOI DEVELOPMENT SCENARIOS
                 (Based on US$400/oz gold and US$0.90/lb copper)

          OPTION                                               PRODUCTION LEVEL
---------------------------   --------------------------------------------------------------------------
1. Full-Scale                 Production begins at full design capacity of 40 million tonnes/ore/year
   Start-Up                   (120,000 tonnes of ore a day)

2. TWO-STAGE                  Fast-track start-up @ 17-20 million tonnes/ore/year (60,000 tonnes/day) in
   BUILD-OUT (BASE CASE)      Stage 1, expanding to 40 million tonnes (120,000 tonnes/day) in Stage 2

3. Stand-Alone                Stand alone @ 17-20 million tonnes/ore/year (60,000 tonnes/day)
   (Initial Building Block)

                                                                                       TWO-STAGE
        Decision Factor                       Units                 Full- Scale        BUILD-OUT       Stand-Alone
----------------------------------          -------------           -----------        ---------       -----------
Initial capital                             US$ million                1,167               529             510
Pre-tax payback period                      Years                        5.6               6.2             3.7
Total cash cost -- first 10 years*          US$/lb copper             $ 0.41            $ 0.39           $0.33
After-tax NPV -- 100% equity
5% discount                                 US$ million                2,035             2,033             522
7.5% discount                               US$ million                1,293             1,324             359
IRR
100% equity financing                            %                      17.5              21.2            18.9
70/30 debt-to-equity financing                   %                                        27.8

* Cash costs include all project general and administrative costs (G&A), all mine-site costs (including expensing of the pre-stripping costs of Hugo South Deposit), all treatment and refining charges and penalties, all concentrate transportation costs and all royalty, lease and property imposts.

1. FULL-SCALE START-UP OPTION: Full-scale development in one step, with a start-up rate of 40 million tonnes of ore per year (tpy).

2. TWO-STAGE BUILD-OUT OPTION: A two-stage, fast-tracked development, beginning with Stage 1 fast-track development of open pits at the Southwest Oyu and Central Oyu deposits and initial production of 17-20 million tpy, to be followed by the Stage 2 expansion to 40 million tpy over five years through the subsequent opening of a large open pit at the Hugo South deposit and underground block-caving at the Hugo North deposit.

3. STAND-ALONE OPTION: Fast-track development of Southwest Oyu and Central Oyu as open pits, with production targeted at an annual rate of 17-20 million tpy beginning in 2007 -- and possibly as soon as 2006 -- modelled to demonstrate the indicated stand-alone economics of this initial building block.

IN EFFECT, THE STAND-ALONE OPTION IS THE FIRST STAGE OF THE TWO-STAGE BUILD-OUT OPTION, SHOWING THAT -- DEPENDING ON FUTURE COPPER AND GOLD PRICES -- THE PROJECT COULD, PARTICULARLY WITH FAVOURABLE GOVERNMENT FISCAL AND TAX CONCESSIONS, PARTIALLY SELF-FINANCE ITS OWN EXPANSION WITH INTERNALLY GENERATED CASH FLOW, AS DETAILED BELOW. THE TWO-STAGE BUILD-OUT OPTION, WHICH DRAWS ON THE STAND-ALONE ECONOMICS AND PROVIDES SIMILAR FULL-SCALE BENEFITS, IS USED THROUGHOUT THIS NEWS RELEASE TO HIGHLIGHT THE FULL SCOPE OF THE OYU TOLGOI PROJECT'S DEVELOPMENT OPPORTUNITIES NOW INDEPENDENTLY CONFIRMED BY THE PRELIMINARY ASSESSMENT REPORT.

Given recent volatility in metal prices, the development scenarios also were modelled using a range of prices. The following table, based on US$1.00 copper and US$400 gold, illustrates the potential effect of a higher copper price on the financial parameters.

            ALTERNATIVE OVERVIEW OF OYU TOLGOI DEVELOPMENT SCENARIOS
                 (Based on US$400/oz gold and US$1.00/lb copper)

        OPTION                                                PRODUCTION LEVEL
--------------------------          --------------------------------------------------------------------------
1. Full-Scale                       Production begins at full design capacity of 40 million tonnes/ore/year
   START-UP                         (120,000 tonnes of ore a day)

2. TWO-STAGE                        Fast-track start-up @ 17-20 million tonnes/ore/year (60,000 tonnes/day) in
   BUILD-OUT (BASE CASE)            Stage 1, expanding to 40 million tonnes (120,000 tonnes/day) in Stage 2

3. Stand-Alone                      Stand alone @ 17-20 million tonnes/ore/year (60,000 tonnes/day)
  (Initial Building Block)

                                                                                      Two-Stage
        Decision Factor                        Units               Full- Scale        Build-Out          Stand-Alone
----------------------------------          -------------          -----------        ---------          -----------
Initial capital                             US$ million                1,167              529                 510
Payback period                              Years                        4.8              5.6                 3.3
Total cash cost -- first 10 years*          US$/lb copper             $ 0.41           $ 0.39               $0.33
After-tax NPV -- 100% equity
5% discount                                 US$ million                2,772            2,707                 705
7.5% discount                               US$ million                1,845            1,814                 503
IRR
100% equity financing                            %                      20.8             24.9                22.4
70/30 debt-to-equity financing                   %                                       33.0

* Cash costs include all project general and administrative costs (G&A), all mine-site costs (including expensing of the pre-stripping costs of Hugo South Deposit), all treatment and refining charges and penalties, all concentrate transportation costs and all royalty, lease and property imposts.
The project cash-flow model was based on the fiscal regime that currently would apply to the project. The Two-Stage Build-Out Option has been modelled with tax holidays, initiated upon the start-up of each 20-million-tonne stage.

KEY ELEMENTS OF A TWO-STAGE BUILD-OUT OPTION

The Two-Stage Build-Out Option appears to have a number of important advantages, given Ivanhoe's 100% ownership of the project and the scenario's ability to minimize the capital requirement by utilizing internally generated cash flow. Details of this study, which provides a snapshot of the relative scale and economic merits of this particular plan, include:

- Stage 1 would deliver initial production of approximately 20 million tpy from conventional open-pit mining of the gold-rich Southwest and Central deposits, with production in 2007 -- and possibly as soon as 2006.

- Initial capital required to bring the project into Stage 1 production from Southwest Oyu is estimated at US$529 million, which would generate annual operating cash flows of up to US$263 million per year and average approximately US$145 million per year for the first four years (based on prices of US$400 gold and US$1.00 copper).

- Stage 2 would expand production to 40 million tpy in Year Five as the Hugo South open pit and Hugo North block-cave underground mine come on stream.

- The Two-Stage Build-Out scenario has a maximum cash drawdown requirement of US$643 million.

- At Stage 2 production of 40 million tpy, the project would generate after-tax cash flows ranging from US$399 to US$516 million per year for 11 years.

- Strong gold production is expected to average 400,000 ounces a year in the first four years.

- Copper production through Stage 2 is expected to be a minimum of 8.9 million tonnes (19.5 billion pounds), with Years 4 through 21 greater than 300,000 tpy (661.4 million pounds) and Years 7 through 15 greater than 400,000 tpy (881.8 million pounds).

- Initial open-pit resource: 862 million tonnes grading 0.70% copper and 0.24 gram of gold per tonne (2.4 billion tonnes of waste at a stripping ratio of 2.8:1).

- Early after-tax operating cash flow generation of approximately US$146 million per year, growing to approximately $400 million to $516 million per year as the Hugo South and Hugo North deposits reach capacity.

- The Oyu Tolgoi project generates more than US$20 billion worth of metal production over the first 30 years of mine life.

- The report also compared debt financing as an alternative to 100% equity. Using a 7% interest rate, for example, and a 70/30 debt-to-equity ratio, the leveraged case generated a 33.0% internal rate of return compared to 24.9% as a 100% equity option (based on US$400 gold and US$1.00 copper).

Mr. Friedland said it is possible that a two-stage, fast-track scenario could be project-financed with an equity component of approximately US$200 million using a conventional 70/30 debt to equity ratio. "This type of financing is clearly within Ivanhoe's capability, given that Ivanhoe has the option of selling existing non-core assets or selling a minority participation in the Oyu Tolgoi project to one or more strategic partners."

Stephen Hodgson, Technical Director of Mining for AMEC E&C Services Limited and leader of the engineering team that completed the report, said Oyu Tolgoi is capable of sustaining a production rate of 40 million tonnes per year for approximately 25 years, with annual production averaging approximately 400,000 ounces of gold per year in the early years and 480,000 tonnes of copper per year at a steady state of 40 million tonnes per year.

"There remains significant upside to further enhance the economics of the project given the continuing exploration underway to expand and upgrade the resources that were used as the basis for this assessment. It should be noted that the preliminary assessment process is dynamic in nature and provides a snapshot of possible production options based upon data available at the time of the study."

GRAPH: COPPER AND GOLD PRODUCTION PROFILE -- TWO-STAGE BUILD-OUT OPTION *

                     [COPPER AND GOLD PRODUCTION BAR CHART]

* Two-Stage Build-Out Option does not include an additional 203 million tonnes identified in bases of Southwest and Central pits.

GRAPH: ILLUSTRATION OF THE STRONG CASH-FLOW GENERATED BY THE TWO-STAGE BUILD-OUT OPTION AT VARIOUS COPPER AND GOLD PRICES.

                    [COPPER AND GOLD PRODUCTION LINE GRAPH]

SIGNIFICANT CONCLUSIONS IN THE PRELIMINARY ASSESSMENT REPORT

These conclusions are subject to the qualifications contained in the Preliminary Assessment Report.

- The Hugo South Deposit also is amenable to open-pit mining, which would help to ensure a smooth transition to the expanded Stage 2 production from this large copper-rich ore body in Year Five.

- Low-cost block caving has been selected as the mining method for the deeper high-grade Hugo North Deposit. Shaft sinking and associated underground development will be fast-tracked by Ivanhoe to upgrade the Inferred resource to Measured and Indicated and confirm the design criteria of a 12 million tonne-per-year block cave operation.

- The project's economics will be enhanced by its proximity to China, which could:

     -    reduce the costs of transportation and electricity supply; and

     - permit the use of Chinese materials and Chinese contractors who employ Mongolian nationals during construction, achieving further significant savings over comparable costs in Western countries.

- The project economics will be enhanced as well by utilization of Mongolian nationals during operation.

- China is the natural market for the copper and gold output from the project.

- Ore can be treated in a conventional flotation concentrator, using conventional technology.

- Water resources sufficient to supply the proposed mining operation already have been identified in the region.

- Continued exploration success and development optimization should add additional value to the project.

OYU TOLGOI -- ESTIMATE OF INDICATED AND INFERRED RESOURCES

(BASED ON A 0.30% COPPER-EQUIVALENT CUT-OFF)

                                                                                 CONTAINED METAL
                                                              COPPER   ------------------------------------
                         RESOURCES      COPPER     GOLD       EQUIV.    COPPER       GOLD     COPPER EQUIV.
                         (MILLION       GRADE      GRADE      GRADE    (MILLION    (MILLION     (MILLION
       DEPOSIT            TONNES)        (%)       (G/T)       (%)      TONNES)     OUNCES)      TONNES)
----------------------   ---------      ------   ----------   ------   --------    --------   -------------
SOUTHWEST OYU
Indicated                   508.9        0.40       0.59       0.78       2.06        9.69         3.98
Inferred                    290.8        0.32       0.50       0.64       0.92        4.70         1.86
SOUTH OYU
Inferred                    270.3        0.39       0.13       0.48       1.07        1.10         1.28
CENTRAL OYU
Inferred                    236.8        0.67       0.18       0.79       1.59        1.36         1.86
HUGO DUMMETT
Inferred                  1,800.3        0.86       0.12       0.94      15.50        7.22        16.92
GRAND TOTAL: INDICATED      508.9        0.40       0.59       0.78       2.06        9.69         3.98
plus
GRAND TOTAL: INFERRED      2598.2        0.73       0.17       0.84      19.08       14.38        21.92

(BASED ON A 0.60% COPPER-EQUIVALENT CUT-OFF)

                                                                                 CONTAINED METAL
                                                              COPPER   ------------------------------------
                         RESOURCES      COPPER     GOLD       EQUIV.    COPPER       GOLD     COPPER EQUIV.
                         (MILLION       GRADE      GRADE      GRADE    (MILLION    (MILLION     (MILLION
       DEPOSIT            TONNES)        (%)       (G/T)       (%)      TONNES)     OUNCES)      TONNES)
----------------------   ---------      ------   ----------   ------   --------    --------   -------------
SOUTHWEST OYU
Indicated                  267.0         0.53       0.86       1.08       1.42       7.35          2.88
Inferred                   126.6         0.44       0.68       0.87       0.55       2.78          1.10
SOUTH OYU
Inferred                    48.4         0.61       0.26       0.77       0.29       0.40          0.37
CENTRAL OYU
Inferred                   147.5         0.84       0.24       0.99       1.24       1.14          1.46
HUGO DUMMETT
Inferred                   961.6         1.30       0.18       1.41      12.48       5.42         13.56
GRAND TOTAL: INDICATED     267.0         0.53       0.86       1.08       1.42       7.35          2.88
plus
GRAND TOTAL: INFERRED     1284.1         1.13       0.24       1.28      14.58       9.74         16.50

Resource estimates prepared by AMEC E&C Services Limited, of Canada, in November and February, 2003.

1) Calculation of copper equivalent grades based on US$0.80/lb. for copper and US$350/oz. for gold); %Cu eq. = %Cu + Au (g/t) x (11.25/17.64).

2) The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

3) Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. An indicated mineral resource is that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

RESOURCES USED IN PRELIMINARY ASSESSMENT REPORT

         MINERAL INVENTORY - BASE CASE: TWO-STAGE BUILD-OUT

                              TOTAL RESOURCE MINED                   WASTE          TOTAL
                     TONNES        CuEQ        Cu          Au       TONNES         TONNES
    DEPOSIT          (000S)          %          %         G/T       (000S)         (000S)
----------------   ---------       ----       ----        ----     ---------     ----------
Southwest           357,185        0.78       0.48        0.48       420,667       777,852
Central             126,611        0.84       0.75        0.14       206,021       332,632
Hugo South          378,372        1.00       0.97        0.05     1,780,374     2,158,746
Hugo North (U/G)    176,539        2.21       1.99        0.35                     176,539
TOTAL             1,038,707        1.11       0.95        0.26     2,407,062     3,445,769

         RESOURCE CLASSIFICATION IN MINERAL INVENTORY

         - BASE CASE: TWO-STAGE BUILD-OUT

INDICATED

RESOURCE      CuEQ      Cu      Au
--------      ----     ----    ----
   KT           %       %       G/T
--------      ----     ----    ----
 229,043      0.87     0.49    0.59

INFERRED

RESOURCE      CuEQ      Cu      Au
--------      ----     ----    ----
   KT          %        %       G/T
--------      ----     ----    ----
 809,664      1.18     1.08    0.17

Milling cut-off, which defines the total mill feed given in the tables above, is the break-even cut-off where the value of the recoverable metal in a tonne of ore equals the total of on-site and off-site processing and general administrative (G&A) costs (but not including mining costs). For this inventory, the milling cost used was US$2.81 a tonne (including G&A). For conservative pit design and the purposes of these tables, calculations were based on US$0.85/lb copper and US$375/oz gold. For purposes of the Preliminary Assessment Report, the Hugo North underground block-cave mine has been planned to target the +2% copper equivalent cut-off boundary.

OPEN-PIT AND UNDERGROUND MINING CONSIDERATIONS

Mining of all the deposits except Hugo North is projected to be by open pit, using the largest available, proven equipment, including, for example, 340- to 360-tonne trucks and large-capacity shovels. In the case of Hugo South, limited in-pit crushing and conveying of ore and waste rock have been incorporated into the mine plan. The open-pit cut-off strategy is to feed the highest available grade to the mills at any time and stockpile lower grade material above milling cut-off for later processing.

The proposed ore-processing flow sheet is based upon a large flotation concentrator using conventional 40-foot-diameter SAG mills, ball mills and flotation.

The current schedule suggests completion of a full feasibility study in 2004 for the first building block -- a major open-pit operation centred on the Southwest and Central deposits as outlined in the Stand-Alone Option. Construction would begin in 2005 and the first copper-concentrate shipments would be expected in 2007. There is an opportunity to "fast track" the development of the project by a rapid implementation of the Stand-Alone Option. Based on such a scenario, the operation could be in production as early as 2006. The study team assumed that electricity initially would be provided from the robust Chinese grid. Ivanhoe is currently in discussions with the Mongolian government and Chinese electrical power authorities to make the necessary arrangements. Hugo South open pit could be the subject of a pre-feasibility study in 2004 after the resource is raised to the Measured and/or Indicated classifications.

The report is based on mining of the Hugo North deposit by block caving, subject to confirmation of the assumptions used in the study. The underground development schedule for Hugo North will be fast-tracked in parallel with the open-pit development by sinking a shaft on the deposit, continuing the drill assessment from underground and completing pre-feasibility and feasibility studies. Mobilization for the shaft sinking will start in the second quarter of 2004.

"With the initiation of the open-pit feasibility study and the Hugo South pre-feasibility study this year, shaft sinking on Hugo North and an underground pre-feasibility study and further exploration drilling, we are confident we will continue to optimize the overall grade, define additional high-grade copper and gold mineralization and continue to identify opportunities that will further improve the project's economics," said Ivanhoe President John Macken.

Detailed studies of in-pit crushing and conveying and analysis of electric-trolley-assisted truck haulage are underway for Southwest Oyu, South Oyu, Central Oyu and Hugo South deposits to assess further reductions in operating costs.

There will be further detailed consideration of 42- or 44-foot SAG mills to improve the performance of the SAG/ball mill circuit. This would provide a second option for the expansion of production beyond the projected 40 million tonnes per year by milling lower-grade ore, rather than stockpiling it.

Preparations are under way for the drilling of 200mm-core holes on Southwest Oyu to generate a representative 120-tonne sample for feasibility-level metallurgical testing to define the expected throughput of a 40-foot SAG mill and downstream components.

DEVELOPMENT SCENARIO UTILIZING FAST-TRACK DEVELOPMENT

The Stand-Alone Option represents a viable approach based solely on the open-pit resources contained in the South, Southwest and Central deposits. Given that the three deposits are more accessible and subject to more advanced resource classification than the adjacent Hugo Dummett deposits, they are amenable to a fast-track development plan that would form the Stage 1 building block for the two-stage development of the entire project. The Stand-Alone Option also supplies the base-case information and justification to take the project to the next step -- reflected in the Two-Stage Build-Out Option that would expand production to 40 million tpy funded in part by cash generated by the open-pit production from the Southwest Deposit. Staged development has the advantage of minimizing the maximum capital investment requirement by utilizing operating cash flows from the first Stand-Alone phase.

Ivanhoe therefore intends to complete a definitive feasibility study on the Stand-Alone Option by the end of this year, effectively addressing the requirements of the Stage 1 approach outlined in the Two-Stage Build-Out Option. Current drilling already has defined a large portion of the Southwest Zone to the Indicated resource classification and limited additional drilling is necessary to elevate most of it to Measured and Indicated, as required for a definitive feasibility study. While this study is in progress, the additional work necessary to complete a pre-feasibility study on the Hugo South and Hugo North deposits -- which comprise the projected Stage 2 expansion -- would be well advanced.

At prices of US$400/oz for gold and US$1.00/lb for copper, the maximum capital required (not including interest expense) for the Two-Stage Build-Out Option would be US$643 million and could occur as the milling capacity of the project is being doubled from 20 million tonnes of ore per year to 40 million tonnes.

Average cash costs* of copper production for the Two-Stage Build-Out Option, after gold credits and at prices of $400/oz for gold and $1.00/lb for copper, are:

       Years 1-5: 36 cents/lb
       Years 1-15: 40 cents/lb

*Cash costs include all project G&A, all mine-site costs (including expensing of the pre-stripping costs of Hugo South Deposit), all treatment and refining charges and penalties, all concentrate transportation costs and all royalty, lease and property imposts.

THESE CASH COSTS ALSO INCLUDE SMELTING CHARGES OF US$60 PER TONNE OF CONCENTRATE AND REFINING CHARGES OF SIX CENTS PER POUND OF COPPER. CURRENT SMELTING AND REFINING CHARGES SETTLED BETWEEN MAJOR CONCENTRATE PRODUCERS AND MAJOR SMELTER/REFINERIES FOR 2004 ARE SLIGHTLY BELOW $40 DOLLARS AND 4 CENTS, RESPECTIVELY. IF SIMILAR SMELTING AND REFINING CHARGES FROM CHINESE SMELTERS COULD BE LOCKED IN FOR THE LIFE OF THE PROJECT, THE AFTER-TAX NET PRESENT VALUE OF THE STAGED DEVELOPMENT AT A 5% DISCOUNT RATE, US$400/OZ GOLD PRICE AND US$1.00/LB COPPER PRICE WOULD INCREASE FROM $2.707 BILLION TO $2.907 BILLION AND THE AFTER-TAX INTERNAL RATE OF RETURN WOULD INCREASE FROM 24.9% TO 27.1%. CASH COSTS OF REFINED COPPER WOULD BE REDUCED BY AN AVERAGE OF 5.2 CENTS PER POUND. (SEE TABLE OF PROJECT SENSITIVITIES FOR CALCULATIONS).

UPSIDE OPPORTUNITIES

OPEN-PIT RESOURCE TOPS ONE BILLION TONNES

AN ADDITIONAL OPEN-PIT RESOURCE TOTALLING 203 MILLION TONNES, GRADING 0.47% COPPER AND 0.44 G/T GOLD AND CONTAINING 950,000 TONNES (2.1 BILLION POUNDS) OF COPPER AND 2.9 MILLION OUNCES OF GOLD, HAS BEEN IDENTIFIED IN THE BASE OF THE SOUTHWEST OYU AND CENTRAL OYU PITS AS PART OF ONGOING OPTIMIZATION ENGINEERING.

THE RESOURCE, WHICH WAS NOT PART OF THE TWO-STAGE BUILD-OUT OPTION MODELLING, INCREASES THE TOTAL OPEN-PIT INFERRED RESOURCE TO 1.04 BILLION TONNES -- SUFFICIENT FOR MORE THAN 30 YEARS OF PRODUCTION AT PLANNED RATES.

This additional tonnage will be included in a study to be presented to the Government of Mongolia on February 20 as part of the recent grant to Ivanhoe of long-term mining licences for Oyu Tolgoi.

UPGRADING OF OYU TOLGOI RESOURCE UNDERWAY

IVANHOE IS CONDUCTING AN EXTENSIVE IN-FILL DRILLING PROGRAM THAT IT EXPECTS WILL INCREASE THE OVERALL DEFINITION OF THE OYU TOLGOI DEPOSITS BY UPGRADING ADDITIONAL RESOURCES TO THE `MEASURED' AND `INDICATED' CATEGORIES. THE DRILL-OUT OF THE CENTRAL OYU RESOURCE TO MEASURED OR INDICATED STATUS IS NEARING COMPLETION AND THE DRILL-OUT OF THE SOUTHWEST OYU RESOURCE TO MEASURED OR INDICATED STATUS IS EXPECTED TO BE COMPLETED BY MAY, 2004. CONTRACT DOCUMENTATION HAS BEEN COMPLETED FOR THE SINKING OF A SHAFT ON HUGO NORTH TO FACILITATE THE DRILL-OUT OF THE RESOURCE FROM UNDERGROUND TO THE MEASURED AND INDICATED STATUS. IVANHOE MANAGEMENT IS WORKING TO GET THIS SHAFT COLLARED AND UNDER CONSTRUCTION AS SOON AS POSSIBLE.

An aggressive drilling program is continuing to explore the limits of the Hugo Dummett deposit, which remains open to depth. Drilling results will be updated and incorporated into the project's advancing development plans.

There is excellent potential to extend the resources in all five deposits identified to date and there is important potential to discover additional deposits on the Oyu Tolgoi Mining Licences and on Ivanhoe's extended exploration licences.

TREATMENT OF LOWER-GRADE MATERIAL

In the Full-Scale and the Two-Stage options, a total of 310 million tonnes of lower-grade material above milling grade is planned to be stockpiled over approximately 15 years before it is fed to the mill and concentrator. This material averages 0.41% copper and 0.15 g/t gold.

Since G&A costs and the cost of mining this material are sunk costs (it already has been moved from the pits), only the incremental cost of milling and downstream costs apply against the production of this additional contained metal -- comprising over 1.270 million tonnes of contained copper (2.8 billion pounds) and 1.5 million ounces of contained gold.

If, instead of stockpiling this ore, the second concentrator line was enlarged, or a third concentrator line was built, there could be a significant potential addition to early net cash flow.

There is more than adequate Inferred resource in the base of the Southwest Oyu and Central Oyu pits to replace the low-grade stockpile material later in the mine schedule. The replacement material is approximately 50% higher in grade than the low-grade material that is stockpiled and then treated in the base cases. This would sustain cash-flow generation in later years.

ON-SITE SMELTING OPTION HAS ADVANTAGES

Construction of a smelter on site, designed to maximize the recovery of copper and gold from Oyu Tolgoi concentrates, could further enhance the project's value. The estimated cost to build a smelter of sufficient size to process 500,000 tpy of concentrates is approximately US$220 million; the estimated operating cost is $0.075 per pound of blister copper.

An on-site smelter would allow significant further optimization of metal recovery and eliminate the potential for future smelter deductions. The improved metal recovery, combined with savings in transport charges, lowered smelter charges and significant energy-generation potential, could significantly improve total project returns.

The base-case assumption in the Preliminary Assessment Report is that concentrates will be sold to Chinese smelters. While the preliminary estimates for a blister copper smelter at Oyu Tolgoi are very attractive, Ivanhoe has not yet definitively determined to build a smelter in connection with the project.

Ausmelt Limited, of Melbourne, Australia, has provided input to preliminary smelter studies and will begin a pre-feasibility study for a site-based smelter that would use its high-intensity smelting and converting furnaces. This would be an efficient, state-of-the-art facility with very high rates of gas capture and environmental controls similar to the Ausmelt smelter recently constructed in China.

Initial capacity of this smelter would be 500,000 tpy of concentrate. The smelter could be incrementally expanded as needed. Current assumptions are that gold recovery could be improved by five percentage points and copper recovery by one percentage point simply by optimizing the concentrator to produce at a higher metallurgical recovery rate of copper and gold into a lower-grade concentrate. Pyrite would be the primary impurity lowering the concentrate grade. Pyrite simply acts as a source of fuel in the smelting process.

IVANHOE ALSO HAS IDENTIFIED A HEAP-LEACH, SOLVENT EXTRACTION-ELECTROWINNING (SX-EW) PROJECT BASED ON THE NEAR-SURFACE CHALCOCITE BLANKET AT CENTRAL OYU THAT COULD BE DEVELOPED AS A SUPPLEMENT TO THE MAIN PROJECT. AT A LATER STAGE, THE SX-EW PLANT COULD BE USED TO PROCESS COPPER LEACHED FROM MINE DUMPS.

FINANCIAL ANALYSIS

Financial analysis of the project was conducted through discounted cash-flow modelling, which was based on data contained in the preliminary assessment report.

All cases were based on open-pit mining from the South, Central, Southwest and Hugo South deposits, underground mining from the Hugo North deposit and processing of all ore through a concentrator to produce a copper concentrate containing gold that is sold to smelters outside Mongolia.

The modelling has been conducted on an after-tax basis, without escalation or inflation, and on the basis that the project will be 100% equity funded. The U.S. dollar was the currency used for the evaluation. No provisions were made for exchange-rate variations. A leveraged project-finance case (30% equity 70% debt) also has been modelled for the Two-Stage Build-Out. The project-finance internal rate of return (IRR) is 33.0%, employing a 7% interest rate, US$400 gold and US$1.00 copper.

                                     EBITDA
                           TWO STAGE BUILD-OUT OPTION
                                  YEAR 1 TO 15
                             US $ MILLION PER YEAR

              [BAR CHART OF GOLD @ US$400/OZ & COPPER @ US$0.90/LB]

                                     EBITDA
                           TWO STAGE BUILD-OUT OPTION
                                  YEAR 1 TO 15
                             US $ MILLION PER YEAR

              [BAR CHART OF GOLD @ US$400/OZ & COPPER @ US$1.00/LB]

SENSITIVITY ANALYSIS

The sensitivity analysis undertaken by AMEC indicates that Oyu Tolgoi could generate an after-tax, 100% equity IRR of 24.9%, with an associated NPV of $2.707 billion at US$1.00 copper and US$400 gold -- according to the preliminary assessment of the project's capital costs, operating and processing costs, taxes and royalties. These robust economics are enhanced by the large initial gold production. A sensitivity analysis showed that the rate of return is most sensitive to changes in the copper price, followed by changes in the gold price, changes to the operating costs and finally changes in capital costs. For example, at US$1.10 copper andUS$400 gold, the after-tax IRR increases to 28.2% and the NPV increases to US$3.382 billion.

PROJECT SENSITIVITY

                                      IRR CHANGE        NPV CHANGE
   PARAMETER         CHANGE              (%)               ($M)
---------------   ------------        ----------        ----------
Gold Price        +/- $25/oz             0.7%                42
Copper Price      +/- $0.05/lb           2.0%               183
Initial Capital   +/- $52 M              2.1%                82
Smelter Charges   +/- $10/wmt,           1.1%               100
                      $0.01/lb
Gold Recovery     +/- 1% point           0.2%                10

HEALTH, SAFETY AND ENVIRONMENT

Ivanhoe Mines has developed a safety management system that utilizes the international safety standard OHSAS 18001. The Mongolian legal compliance requirements will be managed and monitored through this system.

The Western Australian Mine Safety & Inspection Regulations (1995) were adopted as the standard for mine and processing operations. Operating to this standard will also ensure compliance with International Labour Organization standards and other internationally recognized standards. The Western Australian Standards generally are more comprehensive than the Mongolian requirements identified to date.

Appropriate international standards will be incorporated into design, construction and contracting activities associated with the project. This Preliminary Assessment Report has ISO 14001 environmental accreditation.

WATER SUPPLY

Groundwater supply investigations by consultant Aquaterra Limited, of Perth, Western Australia, for the Oyu Tolgoi Project have been ongoing since April, 2002. Two separate investigations are underway: one is identifying groundwater resources within the licence area to provide camp and construction water; the other is a regional search for groundwater resources to provide a long-term process water supply.

Three deep, sedimentary groundwater systems well within 100 kilometres of Oyu Tolgoi are being drilled: Galbyn Gobi, Javkhlant and Gunii Hooloi. Indications are that these groundwater systems, as well as two other systems in the area, will be able to meet the water demand for a production rate of 40 million tonnes per year.

STUDY DIRECTOR

The preliminary assessment study was completed under the direction of Stephen Hodgson, P.Eng., technical director of mining for AMEC E&C Services Ltd. and an independent Qualified Person as defined by National Instrument 43-101.

REPORT AVAILABLE ON SEDAR WEBSITE

A copy of the Preliminary Assessment Report is available on the Sedar website at www.sedar.com

ABOUT IVANHOE MINES

Ivanhoe Mines, with operations concentrated in the Asia Pacific region, is a producer of copper, gold and iron ore products. Ivanhoe Mines' core assets are its 100%-owned Oyu Tolgoi Project (Turquoise Hill) in southern Mongolia and exploration rights that it holds or controls covering approximately 111,000 square kilometres in central and southern Mongolia and the Chinese province of Inner Mongolia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts:

Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson:
+1.604.688.5755

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future development plans and objectives of Ivanhoe Mines for the Oyu Tolgoi project, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Ivanhoe's expectations include comments regarding development plans for the Oyu Tolgoi project; capital expenditures; planned production; costs of production; cash flow; sources of capital; copper and gold prices; geological, technical, permitting, mining or processing problems; financial market conditions; and other factors disclosed under the heading "Risk Factors" and elsewhere in Ivanhoe documents filed from time to time with the Toronto Stock Exchange, the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

                                  FORM 53-901F

               Section 85 (1) - Securities Act (British Columbia)
              (or the equivalent thereof under Canadian Provincial
                             Securities Legislation)

1.       REPORTING ISSUER

         Ivanhoe Mines Ltd. ("Ivanhoe")
         World Trade Centre
         Suite 654 - 999 Canada Place
         Vancouver, British Columbia
         V6C 3E1

2.       DATE OF MATERIAL CHANGE

         February 2, 2004

3.       PRESS RELEASE

         Date of Issuance:        February 2, 2004
         Place of Issuance:       Vancouver, British Columbia

4.       SUMMARY OF MATERIAL CHANGE

A preliminary assessment report (the "Preliminary Assessment Report") has been prepared in respect of Ivanhoe's Oyu Tolgoi (also known as Turquoise Hill) gold and copper project in Mongolia (the "Oyu Tolgoi Project"). In the Preliminary Assessment Report, development alternatives based on three different production scenarios were examined and financial and sensitivity analyses and other relevant factors were considered.

The Preliminary Assessment Report includes an economic evaluation of the Oyu Tolgoi Project using Inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty that the Preliminary Assessment Report will be realized.

The Preliminary Assessment Report was filed with applicable Canadian securities regulatory authorities on February 2, 2004 and is available for review at www.sedar.com.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

The Preliminary Assessment Report was prepared for Ivanhoe by the AMEC Ausenco Joint Venture ("AAJV"), a joint venture of AMEC E&C Services Ltd. and Ausenco Limited. AAJV utilized an integrated engineering team to prepare the Preliminary Assessment Report, which included personnel from AMEC E&C Services Ltd., Ausenco Limited, the mining group of GRD Minproc and SRK Consultants. AAJV prepared the Preliminary Assessment Report to assess development alternatives open to Ivanhoe and to chart an implementation path for developing five co-genetic deposits located on the Oyu Tolgoi Project. The five deposits are referred to as the Southwest Oyu, Central Oyu, South Oyu, Hugo Dummett South and Hugo Dummett North deposits. A sensitivity analysis also was completed to determine the economic effects of such variable factors as capital, operating costs, smelting and refining costs and gold ("au") and copper ("cu") prices. The Preliminary Assessment Report forecasts the economic viability of both conventional open-pit and underground mining operations.

The Preliminary Assessment Report includes an economic evaluation of the Oyu Tolgoi Project using Inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty that the Preliminary Assessment Report will be realized.

The Preliminary Assessment Report was filed with applicable Canadian securities regulatory authorities on February 2, 2004 and is available for review at www.sedar.com.

AAJV considered three alternative development concepts, each of which has different levels of capital investment and production profiles. The base case for the Preliminary Assessment Report was a two-stage build-out of the Oyu Tolgoi Project. It involves the initial construction of a process plant to handle 20 million tonnes of ore per year ("tpy"), fed by open pits on the Southwest Oyu, Central Oyu and Hugo South deposits. This first stage would be followed by a second-stage build-out that would expand the production rate to 40 million tpy in Year 5 through the development of an underground mine at the Hugo North deposit. The base case model used metal prices of US$400 per ounce ("oz"), gold and US$0.90 per pound ("1b") copper and average life-of-mine metallurgical recoveries of 89.6% copper and 65.8% gold. Approximately 78% of the resources employed in the Preliminary Assessment Report were classified as Inferred resources at the time of the study; while the remaining 22% were in the Indicated category.

The three development concepts are as follows:

         (a) FULL-SCALE START-UP OPTION: Full-scale development in one step, with a start-up rate of 40 million tpy.

         (b) TWO-STAGE BUILD-OUT OPTION: A two-stage, fast-tracked development, beginning with Stage 1 development of open pits at the Southwest Oyu and Central Oyu deposits and initial production of 17 to 20 million tpy, to be followed by the Stage 2 expansion to 40 million tpy over five years through the subsequent opening of a large open pit at the Hugo South deposit and underground block-caving at the Hugo North deposit.

         (c) STAND-ALONE OPTION: Fast-track development of Southwest Oyu and Central Oyu as open pits, with production targeted at an annual rate of 17 to 20 million tpy beginning in 2007 -- and possibly as soon as 2006 -- modeled to demonstrate the indicated stand-alone economics of this initial building block.

The Stand-Alone Option represents the first stage in a two stage development in which Ivanhoe could, depending on future variables including future copper and gold prices and favorable government fiscal and tax concessions, partially self-finance the expansion of the project using internally generated cash flow.

 The alternative development scenarios are further summarized in the following table:

                  OVERVIEW OF OYU TOLGOI DEVELOPMENT SCENARIOS
                 (BASED ON US$400/OZ GOLD AND US$0.90/1B COPPER)

          OPTION                                                 PRODUCTION LEVEL
----------------------------------------------------------------------------------------------------------
 1.   Full-Scale Start-Up            Production begins at full design capacity of 40 million tpy (120,000 tonnes of ore per day)
----------------------------------------------------------------------------------------------------------
 2. Two-Stage Build-Out              Fast-track start-up at 17 to 20 million tpy (60,000 tonnes of
       (Base case)                   ore per day) in Stage 1, expanding to 40 million tpy (120,000 tonnes of ore per day) in Stage 2
----------------------------------------------------------------------------------------------------------
3.   Stand - Alone                   Stand alone production at 17 to 20 million tpy (60,000 tonnes of ore
(Initial Building Block)             per day)

                                                                                     TWO-STAGE
       DECISION FACTOR                        UNITS              FULL- SCALE         BUILD-OUT         STAND-ALONE
------------------------------------------------------------------------------------------------------------------
Initial capital                            US$ million               1,167               529                 510
------------------------------------------------------------------------------------------------------------------
Pre-tax payback period                     Years                       5.6               6.2                 3.7
------------------------------------------------------------------------------------------------------------------
Total cash cost*-- first 10 years          US$/lb copper           $  0.41             $0.39               $0.33
------------------------------------------------------------------------------------------------------------------
After-tax net present value
("NPV")-- 100% equity
------------------------------------------------------------------------------------------------------------------
5% discount                                US$ million               2,035             2,033                522
------------------------------------------------------------------------------------------------------------------
7.5% discount                              US$ million               1,293             1,324                359
------------------------------------------------------------------------------------------------------------------
Internal Rate of Return ("IRR")
------------------------------------------------------------------------------------------------------------------
100% equity financing                      %                          17.5              21.2               18.9
------------------------------------------------------------------------------------------------------------------
70/30 debt- to- equity financing           %                                            27.8
------------------------------------------------------------------------------------------------------------------

         * Cash cost includes all project general and administrative costs ("G&A"), all mine-site costs (including expensing of the pre-stripping costs of Hugo South Deposit), all treatment and refining charges and penalties, all concentrate transportation costs and all royalty, lease and property imposts.

Development scenarios were also modeled using a range of prices. The following table, based on a price of US$1.00/lb copper and US$400/oz gold, illustrates the potential effect of a higher copper price on project financial parameters.

            ALTERNATIVE OVERVIEW OF OYU TOLGOI DEVELOPMENT SCENARIOS
                 (BASED ON US$400/OZ GOLD AND US$1.00/1B COPPER)

                                                                                     TWO-STAGE
       DECISION FACTOR                        UNITS              FULL- SCALE         BUILD-OUT         STAND-ALONE
------------------------------------------------------------------------------------------------------------------
Initial capital                            US$ million               1,167               529                 510
----------------------------------------------------------------------------------------------------------------
Payback period                             Years                       4.8               5.6                 3.3
----------------------------------------------------------------------------------------------------------------
Total cash cost-- first 10 years           US$/lb copper            $ 0.41            $ 0.39              $ 0.33
----------------------------------------------------------------------------------------------------------------
After-tax NPV-- 100% equity
----------------------------------------------------------------------------------------------------------------
5% discount                                US$ million               2,772             2,707                 705
----------------------------------------------------------------------------------------------------------------
7.5% discount                              US$ million               1,845             1,814                 503
----------------------------------------------------------------------------------------------------------------
IRR
----------------------------------------------------------------------------------------------------------------
100% equity financing                      %                          20.8              24.9                22.4
----------------------------------------------------------------------------------------------------------------
70/30 debt-to-equity financing             %                                            33.0
----------------------------------------------------------------------------------------------------------------

KEY ELEMENTS OF A TWO-STAGE BUILD-OUT OPTION

Ivanhoe is focusing on the Two-Stage Build-Out Option, as it has the potential to minimize external capital requirement by utilizing internally generated cash flow.

In the Preliminary Assessment Report, AAJV used the following parameters for the Two-Stage Build-Out Option:

         - Stage 1 would include initial production of approximately 20 million tpy from conventional open-pit mining of the Southwest and Central deposits, with production beginning in 2007 -- and possibly as soon as 2006.

         - Initial capital required to bring the project into Stage 1 production from Southwest Oyu is estimated at US$529 million, which would generate annual operating cash flows of up to US$263 million per year and average approximately US$145 million per year for the first four years (based on prices of US$400/oz gold and US$1.00/lb copper).

         - Stage 2 would expand production to 40 million tpy in year five with the additional production from the Hugo South open pit and Hugo North block-cave underground mine.

         -        The maximum cash drawdown requirement would be US$643 million.

         - At Stage 2, the project would generate after-tax cash flows ranging from US$399 to US$516 million per year for 11 years.

         - Gold production is expected to average 400,000 ounces per year in the first four years.

         - Total copper production through to Stage 2 is expected to be a minimum of 8.9 million tonnes (19.5 billion pounds), with years 4 through 21 greater than 300,000 tpy (661.4 million pounds) and years 7 through 15 greater than 400,000 tpy (881.8 million pounds).

         - The initial open-pit resource is estimated at 862 million tonnes of ore grading 0.70% copper and 0.24 grams per tonne ("g/t") of gold (2.4 billion tonnes of waste at a stripping ratio of 2.8:1).

AAJV concluded that Oyu Tolgoi is capable of sustaining a production rate of 40 million tpy for approximately 25 years, with annual production averaging approximately 400,000 ounces of gold per year in the early years and 480,000 tonnes of copper per year.

The graph below illustrates copper and gold production under the base case model.

    GRAPH: COPPER AND GOLD PRODUCTION PROFILE-- TWO-STAGE BUILD-OUT OPTION

                                  [LINE GRAPH]

The following graph illustrates the cash-flow generated by the Two-Stage Build-Out Option at various copper and gold prices.

                                  [LINE GRAPH]

The project cash-flow model was based on the fiscal regime that currently would apply to the project. The Two-Stage Build-Out Option has been modelled with tax holidays, initiated upon the start-up of each 20-million tpy stage.

RESOURCES USED IN PRELIMINARY ASSESSMENT REPORT

The following table lists the resources used in the Preliminary Assessment
Report.

         RESOURCES USED IN PRELIMINARY ASSESSMENT REPORT

         MINERAL INVENTORY - BASE CASE TWO-STAGE BUILD-OUT

                                         TOTAL RESOURCE MINED                   WASTE         TOTAL
                            TONNES          CUEQ         CU           AU       TONNES         TONNES
 DEPOSIT                    (000S)           %            %          G/T       (000S)         (000S)
-----------------------------------------------------------------------------------------------------------
Southwest                  357,185          0.78        0.48         0.48        420,667      777,852
Central                    126,611          0.84        0.75         0.14        206,021      332,632
Hugo South                 378,372          1.00        0.97         0.05      1,780,374    2,158,746
Hugo North                 176,539          2.21        1.99         0.35                     176,539
(U/G)
 TOTAL                   1,038,707          1.11        0,95         0.26      2,407,062    3,445,769
-----------------------------------------------------------------------------------------------------------

  RESOURCE CLASSIFICATION IN MINERAL INVENTORY - BASE CASE TWO-STAGE BUILD-OUT

  INDICATED                                         INFERRED
  RESOURCE         CUEQ        CU      AU           RESOURCE      CUEQ      CU        AU
TONNES (000'S)      %           %      G/T       TONNES (000'S)    %         %        G/T
-----------------------------------------------------------------------------------------
   229,043          0.87      0.49    0.59         804,777        1.19     1.08      0.16
-----------------------------------------------------------------------------------------

Milling cut-off, which defines the total mill feed given in the tables above, is the break-even cut-off where the value of the recoverable metal in a tonne of ore equals the total of on-site and off-site processing and G&A costs (but not including mining costs). For this inventory, the milling cost used was US$2.81 per tonne (including G&A). For conservative pit design and purposes of these tables, calculations were based on US$0.85/lb copper and US$375/oz gold. For purposes of the Preliminary Assessment Report, the Hugo North underground block cave mine has been planned to target the +2% copper equivalent cut-off boundary.

"CuEq" means 'copper equivalent grade'. Calculation of copper equivalent grades are based on US$0.80/lb. for copper and US$350/oz. for gold); %Cu eq. = %Cu + Au (g/t) x (11.25/17.64).

The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

Resource classifications conform to C1M Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. An indicated mineral resource is that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

SIGNIFICANT CONCLUSIONS IN THE PRELIMINARY ASSESSMENT REPORT

The Preliminary Assessment Report includes several conclusions most of which will require further analysis. Included in those conclusions are the following significant items, which are subject to a number of qualifications as detailed in the Preliminary Assessment Report:

         -        The Hugo South Deposit is amenable to open-pit mining.

         - Block caving has been selected as the mining method for the Hugo North Deposit.

         - The project's economics will be enhanced by its proximity to China, which could:

                           - reduce the costs of transportation and electricity supply; and

                           - permit the use of Chinese materials and Chinese contractors who employ Mongolian nationals during construction, achieving further savings over comparable costs in Western countries.

         - Project economics will be enhanced by utilization of Mongolian nationals during operation.

         - China is the natural market for the copper and gold output from the project.

         - Ore can be treated in a conventional flotation concentrator, using conventional technology.

         - Water resources sufficient to supply the proposed mining operation have already been identified in the region.

OPEN-PIT AND UNDERGROUND MINING CONSIDERATIONS

Mining of all the deposits except Hugo North is projected to be by open pit, using the largest available, proven equipment, including, for example, 340 to 360-tonne trucks and large-capacity shovels. In the case of Hugo South, limited in-pit crushing and conveying of ore and waste rock have been incorporated into the mine plan. The open-pit cut-off strategy is to feed the highest available grade to the mills at any time and stockpile lower grade material above milling cut-off for later processing.

The proposed ore-processing flow sheet is based upon a large flotation concentrator using conventional 40-foot-diameter SAG mills, ball mills and flotation.

Ivanhoe has commissioned a feasibility study for the first stage of the Two-Stage Build-Out Option, being an open-pit operation centred on the Southwest and Central deposits, for completion by the end of 2004. The parameters of this feasibility study will include analyzing the potential for commencing construction in 2005 and the first copper concentrate shipments in 2007. There is an opportunity to "fast track" the development of the project by developing it based on the Stand-Alone Option. This may allow Ivanhoe to commence production operation as early as 2006.

AAJV assumed that electricity initially would be provided from the Chinese grid. Ivanhoe is currently in discussions with the Mongolian government and Chinese electrical power authorities with respect to such arrangements. The Hugo South open pit may be the subject of a pre-feasibility study in 2004 provided Ivanhoe is able to upgrade some or all of the resources on the deposit to the Measured and/or Indicated classifications.

The Preliminary Assessment Report assumes mining of the Hugo North deposit will utilize block caving, subject to confirmation of the assumptions used in the study. The underground development schedule for Hugo North will advance in parallel with the open-pit development by sinking a shaft on the deposit, continuing the drill assessment from underground and completing pre-feasibility and feasibility studies. Mobilization for the shaft sinking is anticipated to commence in the second quarter of 2004.

Detailed studies of in-pit crushing and conveying and analysis of electric-trolley-assisted truck haulage are underway for Southwest Oyu, South Oyu, Central Oyu and Hugo South deposits to assess further reductions in operating costs.

There will be further detailed consideration of 42- or 44-foot SAG mills to improve the performance results included in the Preliminary Assessment Report for the SAG/ball mill circuit. This would provide a second option for the expansion of production beyond the projected 40 million tpy by milling lower-grade ore, rather than stockpiling it.

Preparations are under way for the drilling of 200 millimetre core holes on Southwest Oyu to generate a representative 120-tonne sample for feasibility-level metallurgical testing to define the expected throughput of a 40-foot SAG mill and downstream components.

DEVELOPMENT SCENARIO UTILIZING FAST-TRACK DEVELOPMENT

The Stand-Alone Option open-pit mining on the South, Southwest and Central deposits could be fast-tracked for development. Given that the three deposits are more accessible and subject to more advanced resource classification than the adjacent Hugo Dummett deposits, they are amenable to a development plan that would form the Stage 1 building block for a two-stage development of the entire project.

At prices of US$400/oz for gold and US$1.00/lb for copper, the capital required (not including interest expense) for the Two-Stage Build-Out Option would be approximately $643 million and could occur as the milling capacity of the project is being doubled from 20 million tpy to 40 million tpy.

The average cash cost of copper production for the Two-Stage Build-Out Option, after gold credits and at prices of U.S.$400/oz for gold and U.S.$1.00/lb for copper are 36 cents/lb in years 1 to 5 and 40 cents/lb in years 1 to 15.

These cash costs include smelting charges of US$60 per tonne of concentrate and refining charges of six cents per pound of copper. Current smelting and refining charges settled between major concentrate producers and major smelter/refineries for 2004 are slightly below US$40 dollars and 4 cents, respectively. If similar smelting and refining charges from Chinese smelters could be locked in for the life of the project, the after-tax NPV of the staged development at a 5% discount rate, US$400/oz gold price and US$1.00/lb copper price would increase from $2.707 billion to $2.907 billion and the after-tax IRR would increase from 24.9% to 27.1%. Cash costs of refined copper would be reduced by an average of
5.2 cents per pound.

ADDITIONAL OPPORTUNITIES

ADDITIONAL OPEN-PIT RESOURCES

An additional open-pit resource totalling 203 million tonnes, grading 0.47% copper and 0.44 g/t gold and containing 950,000 tonnes (2.1 billion pounds) of copper and 2.9 million ounces of gold, has been identified in the base of the Southwest Oyu and Central Oyu pits as part of ongoing optimization engineering. These resources, which were not part of the Preliminary Assessment Report modelling, increases the total open-pit inferred resource to 1.04 billion tonnes
- sufficient for more than 30 years of production at planned rates.

Ivanhoe intends to include this additional tonnage in a study to be presented to the Government of Mongolia on February 20, 2004 as part of the recent grant to Ivanhoe of long-term mining licenses for the Oyu Tolgoi Project.

UPGRADING OF OYU TOLGOI RESOURCES

Ivanhoe is conducting an in-fill drilling program that it expects will increase some or all of the Inferred resources to the 'Measured' and 'Indicated' categories. The drill-out of the Central Oyu resource to Measured or Indicated status is nearing completion and the drill-out of the Southwest Oyu resource to Measured or Indicated status is expected to be completed by May, 2004. Contract documentation has been completed for the sinking of a shaft on Hugo North to facilitate the drill-out of the resource from underground to the Measured and Indicated status.

Ivanhoe is continuing a drilling program to explore the limits of the Hugo Dummett deposit, which remains open to depth. Drilling results will be updated and incorporated into the project's advancing development plans.

TREATMENT OF LOWER GRADE MATERIAL

In the Full-Scale Start-Up and the Two-Stage Build-Out options, a total of 310 million tonnes of lower grade material above milling grade is planned to be stockpiled over approximately 15 years before it is fed to the mill and concentrator. This material is anticipated to average 0.41% copper and 0.15 g/t gold comprising over 1.270 million tonnes of contained copper (2.8 billion pounds) and 1.5 million ounces of contained gold.

Since G&A costs and the cost of mining this material are already sunk costs, only the incremental cost of milling and downstream costs apply to the production of this additional contained metal. If, instead of stockpiling this ore, a second concentrator line was enlarged, or a third concentrator line was built, Ivanhoe could process this ore earlier and add to early net cash flow.

The Inferred resources in the base of the Southwest Oyu and Central Oyu pits that are not included in the Preliminary Assessment Report could replace the low-grade stockpile material later in the mine schedule. The replacement material is approximately 50% higher in grade than the stockpiled material. This would sustain cash-flow generation in later years.

ON-SITE SMELTING

The base-case assumption in the Preliminary Assessment Report is that concentrates will be sold to Chinese smelters, Ivanhoe is considering a blister copper smelter on the Oyu Tolgoi Project.

Ivanhoe is considering a smelter with an initial capacity of 500,000 tpy of concentrate. The smelter could be incrementally expanded as needed. Current assumptions are that gold recovery could be improved by 5% and copper recovery by 1% by optimizing the concentrator to produce at a higher metallurgical recovery rate of copper and gold into a lower grade concentrate. Pyrite would be the primary impurity lowering the concentrate grade. Pyrite simply acts as a source of fuel in the smelting process.

An on-site smelter also has the potential to lower transport charges and smelter charges, eliminate the risk of future smelter deductions and create significant energy-generation potential.

The estimated cost to build a smelter of sufficient size to process 500,000 tpy of concentrates is approximately US$220 million; while the estimated operating cost is $0.075 per pound of blister copper.

Ausmelt Limited, of Melbourne, Australia, has provided input on preliminary smelter studies and will begin a pre-feasibility study for a site-based smelter that would use high-intensity smelting and converting furnaces. The smelter currently contemplated would be an efficient, state-of-the-art facility with very high rates of gas capture and environmental controls similar to an Ausmelt smelter recently constructed in China.

Ivanhoe also has also identified a potential supplementary heap-leach, solvent extraction-electrowinning ("SX-EW") project based on the near-surface chalcocite blanket at Central Oyu that could be developed as a supplement to the main project. At a later stage, the SX-EW plant could be used to process copper leached from mine dumps.

FINANCIAL ANALYSIS

The Preliminary Assessment Report included financial analysis of the project through discounted cash-flow modelling. All cases were based on open-pit mining from the South, Central, Southwest and Hugo South deposits, underground mining from the Hugo North deposit, processing of all ore through a concentrator to produce a copper concentrate containing gold that is sold to smelters outside Mongolia.

The modelling has been conducted on an after-tax basis, without escalation or inflation, and on the basis that the project will be 100% equity funded. The U.S. dollar was the currency used for the evaluation. No provisions were made for exchange-rate variations. In the model, AAJV estimated that the Oyu Tolgoi Project could generate an after-tax IRR of 24.9%, with an associated net present value of $2.707 billion at US$1.00 copper and US$400 gold and based on preliminary assessments of the project's capital costs, operating and processing costs, taxes and royalties. A leveraged project-finance case of 30% equity and 70% debt was also modelled for the Two-Stage Build-Out. The project-finance IRR is 33.0% employing a 7% interest rate, US$400/oz gold and US$1.00/1b copper.

The project cash-flow model was based on the fiscal regime that currently would apply to the project. The Two-Stage Build-Out Option has been modelled with tax holidays, initiated upon the start-up of each 20-million tpy stage.

                                     EBITDA
                           Two Stage Build-out Option
                                  Year 1 to 15
                               US$Million per Year

Gold at US$400/oz and Copper at US$0.90/1b

                                  [BAR CHART]

                                     EBITDA
                           Two Stage Build-out Option
                                  Year 1 to 15
                               US$Million per Year

Gold at US$400/oz and Copper at US$1.00/1b

                                  [BAR CHART]

SENSITIVITY ANALYSIS

AAJV also conducted a sensitivity analysis, which indicates that the rate of return is most sensitive to changes in the copper price, followed by changes in the gold price, changes to the operating costs and finally changes in capital costs. For example, at US$1.10 copper and US$400 gold the after-tax IRR increases from 24.9% to 28.2% and the NPV increases from US$2.707 billion to US$3.382 billion.

                                 PROJECT SENSITIVITY
   PARAMETER                  CHANGE             IRR CHANGE        NPV CHANGE
--------------------------------------------------------------------------------
                                                     (%)              ($M)
--------------------------------------------------------------------------------
   Gold Price                +/- $25/oz            0.7%                42
--------------------------------------------------------------------------------
  Copper Price              +/- $0.05/lb           2.0%               183
--------------------------------------------------------------------------------
Initial Capital               +/-$52M              2.1%                82
--------------------------------------------------------------------------------
Smelter Charges             +/- $10/wmt,           1.1%               100
                               $0.01/lb
--------------------------------------------------------------------------------
 Gold Recovery              +/-1% point            0.2%                10
--------------------------------------------------------------------------------

HEALTH, SAFETY AND ENVIRONMENT

Ivanhoe Mines has developed a safety management system that utilizes the international safety standard OHSAS 18001. Mongolian legal compliance requirements will be managed and monitored through this system.

The Western Australian Mine Safety & Inspection Regulations (1995) were adopted as the standard for mine and processing operations. Operating to this standard will also ensure compliance with International Labour Organization standards and other internationally recognized standards. The Western Australian Standards generally are more comprehensive than the Mongolian requirements identified to date.

Appropriate international standards will be incorporated into design, construction and contracting activities associated with the project. The Preliminary Assessment Report has ISO 14001 environmental accreditation.

WATER SUPPLY

Groundwater supply investigations by an independent consultant for the Oyu Tolgoi Project have been ongoing since April 2002. Two separate investigations are underway: one is identifying groundwater resources within the licence area to provide camp and construction water, the other is a regional search for groundwater resources to provide a long-term process water supply.

Three deep sedimentary groundwater systems within 100 kilometres of Oyu Tolgoi are being drilled: Galbyn Gobi, Javkhlant and Gunii Hooloi. Preliminary indications are that these groundwater systems, as well as two other systems in the area, may be able to meet the water demand for a production rate of 40 million tpy.

QUALIFIED PERSON

The Preliminary Assessment Report was completed under the direction of Stephen Hodgson, P.Eng., technical director of mining for AMEC E&C Services Ltd. and an independent Qualified Person as defined by National Instrument 43-101. Mr. Hodgson also verified the information of a scientific and technical nature contained in this report.

6.       RELIANCE ON SECTION 85 (2) OF THE ACT

         Not applicable

 7.      OMITTED INFORMATION

         Not applicable

8.       SENIOR OFFICER

         For further information please contact:

         Beverly Bartlett
         Ivanhoe Mines Ltd.
         Suite 654 - 999 Canada Place
         Vancouver, British Columbia
         V6C 3E1

         Telephone: (604) 688-5755

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Vancouver, British Columbia this 11th day of February, 2004.

         IVANHOE MINES LTD.

         Per: "Beverly Bartlett"
              ----------------------------
              Beverly Bartlett
              Corporate Secretary

[IVANHOE MINES LOGO]

                                                               February 20, 2004

Ivanhoe Mines Ltd. announced today that it has extended the expiry date of warrants to purchase 576,000 common shares issued in connection with a US$50 million private placement that closed on October 31, 2003. On February 13, 2004, the company agreed that the warrants, which were to have expired on February 15, 2004, would be extended until February 15, 2005, subject to TSX approval. The company has now received TSX approval and effective March 1, 2004, warrant holders may exercise the warrants at the original exercise price of US$8.68 per (approximately Cdn$11.50) common share until the new expiry date on February 15, 2005. All of the warrant holders are arm's length investors.

IVANHOE MINES LTD.
Per:     Beverly A. Bartlett
         Corporate Secretary

                          [OYU TOLGOI PROJECT PICTURE]

                                IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Ivanhoe Mines Mongolia Inc XXK (IMMI) by AMEC Ausenco Joint Venture (AAJV). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AAJV's services, based on: i) information available at the time of preparation,
ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by IMMI, subject to the terms and conditions of its contract with AAJV. That contract permits IMMI to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

                                                                     [AMEC LOGO]

                              CERTIFICATE OF AUTHOR

                           Stephen B. Hodgson, P.Geo.
                         111 Dunsmuir Street, Suite 400
                                  Vancouver, BC
                               Tel: (604) 664-3445
                               Fax: (604) 664-3057
                             steve.hodgson@amec.com

I, Stephen B. Hodgson, P.Eng., am a Professional Engineer, employed as Technical Director, Mining of AMEC Americas (formerly E&C Services) Limited and residing at 202 - 1099 Marinaside Crescent in the City of Vancouver in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Alberta with a Bachelor of Science (with Distinction) degree in Minerals Engineering (Mining) in 1976.

I have practiced my profession continuously since 1976 in mine operations and mining engineering at open pit and underground mines in Canada and United States.

I have been a Consulting Mining Engineer since 1991 and have been involved in scoping studies, feasibility studies and due diligence assessments for copper, zinc, gold, tungsten, nickel, diamond, platinum/palladium, and industrial mineral properties in Canada, United States, Peru, Chile, Vietnam, Venezuela, Kyrgyzstan, Australia, New Caledonia, South Africa, and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I visited the Oyu Tolgoi project in Mongolia between June 20 - 24, 2003 and again between September 27 - 29, 2003. I was responsible for coordinating the Scoping Study.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Ivanhoe Mines Mongolia Inc XXK in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel    +1 604 664 3471
Fax    +1 604 664 3057
www.amec.com

                                                                     [AMEC LOGO]

Dated at Vancouver, British Columbia, this 25th day of January 2004.

_________________________

Stephen Hodgson, P.Eng.

                                                                     [AMEC LOGO]

                          CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

         I, Stephen Hodgson, P.Eng., do hereby consent to the filing of the technical report prepared for Ivanhoe Mines Mongolia Inc XXK and dated January 25, 2004 in respect of the Oyu Tolgoi project, Mongolia.

DATED at this 25th day of January 2004.

                                        ________________________________________
                                                Stephen Hodgson, P.Eng.

                                                                     [AMEC LOGO]

                              CERTIFICATE OF AUTHOR

                            Stephen J. Juras, P.Geo.
                         111 Dunsmuir Street, Suite 400
                                  Vancouver, BC
                               Tel: (604) 664-4349
                               Fax: (604) 664-3057
                             stephen.juras@amec.com

I, Stephen J. Juras, P.Geo., am a Professional Geoscientist, employed as Principal Geologist of AMEC Americas (formerly E&C Services) Limited and residing at 9030 161 Street in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Master of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, zinc, gold and silver in Canada and United States and in underground mine geology, ore control and resource modelling for copper, zinc, gold, silver, tungsten, platinum/palladium and industrial mineral properties in Canada, United States, Peru, Chile, Vietnam and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Geologist and have been so since January 1998.

From October 17, 2003 until October 24, 2003 I visited the Oyu Tolgoi project in Mongolia. I was responsible for the review of matters related to geology, assay data quality and mineral resources for the Oyu Tolgoi Project. Sections of this report prepared under my direct supervision were sections 7, 8, 9, 10, 11, 12, 13, 14, and 17.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Ivanhoe Mines Limited in accordance with the application of
Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

                                                                     [AMEC LOGO]

Dated at Vancouver, British Columbia, this 25th day of January 2004.

________________________

Stephen J. Juras, Ph.D., P.Geo.

                                                                     [AMEC LOGO]

                           CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

         I, Stephen Juras, Ph.D., P.Geo., do hereby consent to the filing of the technical report prepared for Ivanhoe Mines Limited and dated January 25, 2004 in respect of the Oyu Tolgoi project, Mongolia.

DATED at this 25th day of January 2004.
                                                ________________________________
                                                Stephen Juras, Ph.D., P. Geo.

                         CERTIFICATE OF QUALIFIED PERSON

                                  Geoffrey Bull

I, Geoffrey Bull, C Eng, am a Chartered Engineer, employed as Principal Mining Engineer, SRK Consulting, 1064 hay Street, West Perth, Western Australia 6005 and residing at 102A Corinthian Street West, Shelley, Western Australia.

I am a member of the Australian Institute Of Mining and Metallurgy, Member of the Institute Of Mining, Metallurgy and Materials and a Chartered Engineer, Engineering Council of UK (Reg. No. 505472). I graduated from the University of the Witwatersrand with a Bachelor of Science (Engineering) degree in Mining Engineering in 1974.

I have practiced my profession continuously since 1974 in mining operations and mining engineering for underground mines in Australia, Bulgaria, Philippines , Mongolia, South Africa, South America, Tanzania and Zimbabwe. I have worked in mining operations in various technical and managerial positions including general manager and technical director, and as a mining engineering consultant. A significant portion of my experience relates to bulk mining methods, particularly caving methods.

I have been a Consulting Mining Engineer since 1993 and have been involved in scoping studies, feasibility studies and due diligence assessments for copper, gold, nickel, diamond, iron, and chrome properties in Australia, Philippines, Mongolia, South America, Tanzania, Zimbabwe.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have not visited the Oyu Tolgoi project in Mongolia. I was responsible for overseeing SRK Consulting's input into the Scoping Study, specifically the sections on underground mining (Appendix to Scoping Study) and have verified the correct usage of SRK data by AMEC in Sections 19.4, 19.12 and 19.13 (underground mining) of the Scoping Study.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Ivanhoe Mines Mongolia Inc XXK in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at West Perth, Western Australia, this 24th day of January 2004

/s/ Geoffrey Bull
Geoffrey Bull, C Eng

SRK Consulting
1064 Hay Street
West Perth, Western Australia 6005
Tel      +61 8 9288 2000
Fax      +61 8 9288 2001
www.srk.com

                           CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

         I, Geoffrey Bull, BSc (Eng), C.Eng, do hereby consent to the filing of the technical report prepared for Ivanhoe Mines Limited and dated January 25, 2004 in respect of the Oyu Tolgoi project, Mongolia.

DATED at this 25th day of January 2004.

                                /s/ Geoffrey Bull
                                ------------------------------------------------
                                Geoffrey Bull, BSc (Eng), C.Eng, MAusIMM, MIMMM

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel      +1 604-664-3471
Fax      +1 604-664-3057

LEVEL 8 / 140 ST GEORGES TERRACE  TELEPHONE: 61 8 9347 4777
    PERTH WESTERN AUSTRALIA 6000  FACSIMILE: 61 8 9347 4747
                   GPO BOX 25266  WWW.MINPROC.COM.AU
    PERTH WESTERN AUSTRALIA 6831  ABN 52 008 992 694

                                                              [GRDMINPROC  LOGO]

                              CERTIFICATE OF AUTHOR

                                 Ross G. Oliver
                         Level 8/140 St Georges Terrace
                            Perth, Western Australia
                               Tel: 61 8 9347 4777
                               Fax: 61 8 9347 4747
                           ross.oliver@minproc.com.au

I, Ross G. Oliver, am a Mining Engineer, employed as Manager of Mining and Geology of GRD Minproc Limited and residing at 35 Stewart Road, High Wycombe in Western Australia.

I am a member of the Australian Institute of Mining and Metallurgy (AusIMM). I graduated from Queensland University with a Bachelor of Engineering Degree (Mining) in 1975.

I have practiced my profession continuously since 1976 in mine operations, mine planning and mining management roles at open pit mines in Australia, New Zealand and the United States.

I have been a Consulting Mining Engineer since 1998 and have been involved in technical reviews, scoping studies, feasibility studies and due diligence assessments for copper, gold, iron ore, nickel, diamonds and mineral sands in Peru, New Zealand, Myanmar, Romania, Australia, South Africa, Zambia, Algeria and the Philippines.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I visited the Oyu Tolgoi project site in Mongolia in January, 2003. I have overall responsibility for GRD Minproc Limited's open pit mining input to the Preliminary Assessment Report, specifically the nominated report sections 19.3 Open Pit Mining, 19.4.10 Hugo North Underground Exploration Program, 19.12.11 Open Pit Capital Costs, 19.13.2 Open Pit Mine Operating Costs, 20.2.4 Open Pit Mining, 20.3.3 Open Pit Mining and Appendix C Production Forecasts.

I am not aware of any material fact or material change with respect to the content of the specific nominated sections of this technical report that is not reflected in these report sections and that the omission to disclose would make this report misleading.

I am independent of Ivanhoe Mines Mongolia Inc XXK in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at Perth, Australia, this 25th day of January 2004.

_____________________

Ross G. Oliver

TECHNICAL + DEVELOPMENT SOLUTIONS  PROJECT DELIVERY  ADVISORY   ASSET MANAGEMENT

LEVEL 8 / 140 ST GEORGES TERRACE  TELEPHONE: 61 8 9347 4777
    PERTH WESTERN AUSTRALIA 6000  FACSIMILE: 61 8 9347 4747
                   GPO BOX 25266  WWW.MINPROC.COM.AU
    PERTH WESTERN AUSTRALIA 6831  ABN 52 008 992 694

                                                               [GRDMINPROC LOGO]

                           CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

         I, Ross G. Oliver, BE (Mining), do hereby consent to the filing of the technical report prepared for Ivanhoe Mines Limited and dated January 2004 in respect of the Oyu Tolgoi project, Mongolia, specifically report sections 19.3 Open Pit Mining, 19.4.10 Hugo North Underground Exploration Program, 19.12.11 Open Pit Capital Costs, 19.13.2 Open Pit Mine Operating Costs, 20.2.4 Open Pit Mining, 20.3.3 Open Pit Mining and Appendix C Production Forecasts.

         Dated at Perth, Australia, this 25th day of January 2004.

         ____________________

         Ross G. Oliver

TECHNICAL + DEVELOPMENT SOLUTIONS  PROJECT DELIVERY  ADVISORY   ASSET MANAGEMENT

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

CONTENTS

1.0      EXECUTIVE SUMMARY ........................................................              1-1
         1.1       Introduction ...................................................              1-1
         1.2       Property Description and Tenure ................................              1-2
         1.3       Geology and Mineral Resource ...................................              1-3
         1.4       Scenarios ......................................................              1-7
         1.5       Open Pit Mining ................................................              1-8
         1.6       Underground Mining .............................................             1-10
         1.7       Process Plant ..................................................             1-11
         1.8       Infrastructure .................................................             1-12
         1.9       Project Implementation .........................................             1-13
         1.10      Capital Costs ..................................................             1-13
         1.11      Operating Costs ................................................             1-14
         1.12      Financial Analysis .............................................             1-15
         1.13      Opportunities and Risk .........................................             1-16
                   1.13.1 Opportunities ...........................................             1-16
                   1.13.2 Risks ...................................................             1-17
         1.14      Conclusions and Recommendations ................................             1-18
                   1.14.1 Conclusions .............................................             1-18
                   1.14.2 Recommendations .........................................             1-19
2.0      INTRODUCTION AND TERMS OF REFERENCE ......................................              2-1
2.1      Terms of Reference .......................................................              2-2

3.0      DISCLAIMER ...............................................................              3-1

4.0      PROPERTY DESCRIPTION AND LOCATION ........................................              4-1
         4.1       Mineral Tenure .................................................              4-1
         4.2       Permits and Agreements .........................................              4-1
         4.3       Environmental Impact Assessment ................................              4-2

5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
         PHYSIOGRAPHY .............................................................              5-1
         5.1       Location .......................................................              5-1
         5.2       Regional Centres and Infrastructure ............................              5-1
         5.3       Climate ........................................................              5-1
         5.4       Physiography ...................................................              5-2
         5.5       Seismicity .....................................................              5-2
         5.6       Transportation Infrastructure ..................................              5-3
         5.7       Other Resources ................................................              5-4

6.0      HISTORY ..................................................................              6-1

7.0      GEOLOGICAL SETTING .......................................................              7-1
         7.1       Regional Geology ...............................................              7-1
         7.2       Oyu Tolgoi Property Geology ....................................              7-1
         7.3       Southwest Deposit ..............................................              7-4
         7.4       South Deposit ..................................................              7-5
         7.5       Central Deposit ................................................              7-6
         7.6       Hugo Dummett Deposit ...........................................              7-7

Project No.: AAJV001                  TOC i                   [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

CONTENTS

8.0      DEPOSIT TYPES ............................................................               8-1

9.0      MINERALIZATION ...........................................................               9-1
         9.1      Southwest Deposit ...............................................               9-1
         9.2      South Deposit ...................................................               9-1
         9.3      Central Deposit .................................................               9-1
         9.4      Hugo Dummett Deposit ............................................               9-2
         9.5      Oxidized Zone ...................................................               9-2

10.0     EXPLORATION ..............................................................              10-1


11.0     DRILLING .................................................................              11-1

12.0     SAMPLING METHOD AND APPROACH .............................................              12-1

13.0     SAMPLE PREPARATION, ANALYSES AND SECURITY ................................              13-1
         13.1     Sample Preparation and Shipment .................................              13-1
         13.2     Assay Method ....................................................              13-2
         13.3.    QA/QC Program ...................................................              13-2
                  13.3.1 Standards Performance ....................................              13-3
                  13.3.2 Blank Sample Performance .................................              13-4
                  13.3.3 Duplicates Performance ...................................              13-7
                  13.3.4 Reassay of Samples from Southwest Deposit ................              13-9
                  13.3.5 Specific Gravity Program .................................             13-12

14.0     DATA VERIFICATION ........................................................              14-1


15.0     ADJACENT PROPERTIES ......................................................              15-1

16.0     MINERAL PROCESSING AND METALLURGICAL TESTING .............................              16-1
         16.1     Introduction ....................................................              16-1
         16.2     Metallurgical Testwork Review ...................................              16-2
         16.3     Metallurgical Balances ..........................................              16-7
         16.4     Flotation Concentrate Penalty Elements ..........................              16-8
         16.5     Metallurgical Parameters ........................................             16-10
         16.6     Conclusions .....................................................             16-11
         16.7     Future Testwork .................................................             16-11
                  16.6.1 Bench Scale Testwork .....................................             16-11
                  16.6.2 Pilot Scale Testing ......................................             16-12

17.0     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES ...........................              17-1
         17.1     Geologic Models and Data Analysis ...............................              17-1
                  17.1.1 Histograms and Log-Probability Plots .....................              17-3
                  17.1.2 Contact Profile Analysis .................................              17-4
                  17.1.3 Modelling Implications ...................................              17-5
         17.2     Evaluation of Extreme Grades ....................................              17-5
         17.3     Variography                                                                    17-6
         17.4     Model Set-Up ....................................................              17-8
         17.5     Estimation ......................................................              17-9
                  17.5.1 Validation ...............................................             17-10
         17.6     Mineral Resource Classification .................................             17-12
         17.7     Mineral Resource Summary ........................................             17-12

Project No.: AAJV001                  TOC ii                  [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

CONTENTS

18.0     OTHER RELEVANT DATA AND INFORMATION                                                      18-1

19.0     REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION PROPERTIES .......      19-1
         19.1     Introduction .............................................................      19-1
         19.2     Screening Study ..........................................................      19-2
         19.3     Open Pit Mining (GRD Minproc) ............................................      19-4
                  19.3.1     Introduction ..................................................      19-4
                  19.3.2     Preliminary Open Pit Mine Design ..............................      19-6
                  19.3.3     Mine Design for 20 Mt/a Case (2c) .............................      19-7
                  19.3.4     Pit Designs for 40 Mt/a Case (4b) .............................     19-10
                  19.3.5     Pit Stages for 20-40 Mt/a Case (4a) ...........................     19-15
                  19.3.6     Open Pit Mining Inventory .....................................     19-15
                  19.3.7     Mining Inventory Summary ......................................     19-16
                  19.3.8     Production Schedules ..........................................     19-16
                  19.3.9     Open Pit Operation and Equipment ..............................     19-22
         19.4     Underground Mining - Hugo North ..........................................     19-23
                  19.4.1     Introduction ..................................................     19-23
                  19.4.2     Geotechnical Assessment .......................................     19-23
                  19.4.3     Hugo North Description ........................................     19-24
                  19.4.4     Mining Method .................................................     19-24
                  19.4.5     Block Cave Design Criteria (Extracted from SRK, Appendix B) ...     19-25
                  19.4.6     Hugo North Mining Inventory ...................................     19-28
                  19.4.7     Dilution and Recovery .........................................     19-29
                  19.4.8     Production Forecast and Criteria ..............................     19-29
                  19.4.9     Primary Development and Schedule ..............................     19-32
                  19.4.10    Hugo North Underground Exploration Program (GRD Minproc) ......     19-34
                  19.4.11    Mobile Equipment (Adapted from SRK, Appendix B) ...............     19-36
                  19.4.12    Material Handling System and Equipment ........................     19-37
                  19.4.13    Mine Infrastructure ...........................................     19-40
                  19.4.14    Mine Organisation (Extracted from SRK Report, Appendix B) .....     19-41
                  19.4.15    Further Work Required .........................................     19-43
         19.5     Process Description ......................................................     19-45
                  19.5.1     Information and Data Base .....................................     19-45
                  19.5.2     Design Criteria and Flowsheet .................................     19-45
                  19.5.3     Crushing and Stockpiling ......................................     19-49
                  19.5.4     Grinding ......................................................     19-50
                  19.5.5     Flotation and Regrind .........................................     19-51
                  19.5.6     Concentrate Handling ..........................................     19-52
                  19.5.7     Instrumentation & Control .....................................     19-52
                  19.5.8     Concentrator Infrastructure including Reagent Handling ........     19-52
                  19.5.9     Plant Layout ..................................................     19-53
         19.6     Tailings .................................................................     19-55
                  19.6.1     Tailings Physical Properties ..................................     19-55
                  19.6.2     Predicted Tailings Behaviour ..................................     19-55
                  19.6.3     Geochemical Characterisation of Waste Rock and Tailings .......     19-57
                  19.6.4     Tailings Design Criteria ......................................     19-61
                  19.6.5     Tailings Storage Facility Design ..............................     19-63

Project No.: AAJV001                  TOC iii                [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

CONTENTS

         19.6.6     Waste Rock Dump Design Criteria ...............................            19-66
         19.6.7     Requirements for Further Work .................................            19-67
19.7     Site and Regional Infrastructure .........................................            19-69
         19.7.1     Site Development ..............................................            19-69
         19.7.2     Mine Support Infrastructure ...................................            19-70
         19.7.3     Site Accommodation Facilities .................................            19-71
         19.7.4     Site Utilities and Services ...................................            19-74
         19.7.5     Regional Infrastructure .......................................            19-77
19.8     Water Supply .............................................................            19-79
         19.8.1     Introduction ..................................................            19-79
         19.8.2     Borefield Water Demands .......................................            19-80
         19.8.3     Borefield Development .........................................            19-81
         19.8.4     Galbyn Gobi Borefield .........................................            19-81
         19.8.5     Environmental Constraints .....................................            19-82
         19.8.6     Interim Construction Camp and Construction Water Supply .......            19-82
         19.8.7     Power Supply and Pipeline Concepts ............................            19-83
         19.8.8     Ongoing Water Supply Activities ...............................            19-83
19.9     Electrical Power and Heating .............................................            19-84
         19.9.1     Introduction ..................................................            19-84
         19.9.2     Project-Owned Coal-Fired Power Station ........................            19-84
         19.9.3     Supply of Power by Others from an Existing Major Power Grid ...            19-85
         19.9.4     Power Demand ..................................................            19-86
         19.9.5     System Description ............................................            19-87
         19.9.6     Heating .......................................................            19-87
19.10    Transportation Infrastructure ............................................            19-91
         19.10.1    Introduction ..................................................            19-91
         19.10.2    Airstrip ......................................................            19-91
         19.10.3    Access Road ...................................................            19-91
         19.10.4    Concentrate Handling ..........................................            19-92
         19.10.5    General Freight ...............................................            19-92
19.11    Project Execution ........................................................            19-93
         19.11.1    Introduction ..................................................            19-93
         19.11.2    Feasibility Study .............................................            19-93
         19.11.3    Engineering ...................................................            19-96
         19.11.4    Construction ..................................................            19-97
         19.11.5    Cases 4a and 4b ...............................................            19-98
         19.11.6    Uncertainties .................................................            19-98
         19.11.7    Alternate Approaches ..........................................            19-99
19.12    Capital Cost Estimate ....................................................           19-101
         19.12.1    Capital Cost Summary ..........................................           19-101
         19.12.2    Estimating Methodology ........................................           19-102
         19.12.3    China Factor ..................................................           19-105
         19.12.4    Exchange Rates ................................................           19-106
         19.12.5    Basis of Estimate - Direct Costs ..............................           19-106
         19.12.6    Basis of Estimate - Indirect Costs ............................           19-107
         19.12.7    Assumptions and Exclusions ....................................           19-109
         19.12.8    Working Capital ...............................................           19-110
         19.12.9    Sustaining Capital ............................................           19-110

Project No.: AAJV001                  TOC iv                  [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

CONTENTS

                  19.12.10  Mining Capital.......................................................     19-111
                  19.12.11  Open Pit Capital Costs (GRD Minproc).................................     19-111
                  19.12.12  Underground Capital Costs ...........................................     19-112
         19.13    Operating Costs................................................................     19-117
                  19.13.1   Operating Costs Summary..............................................     19-117
                  19.13.2   Open Pit Mine Operating Costs (GRD Minproc)..........................     19-117
                  19.13.3   Mining Rate vs Mine Operating Cost for Large Open Pit Operations.....     19-124
                  19.13.4   Process Costs .......................................................     19-126
                  19.13.5   General and Administration...........................................     19-129
         19.14    Financial Analysis.............................................................     19-133
                  19.14.1   Introduction.........................................................     19-133
                  19.14.2   Introduction to the Financial Analysis...............................     19-133
                  19.14.3   Project Results......................................................     19-134
                  19.14.4   Comparison of Cases..................................................     19-141
                  19.14.5   Project Cashflow.....................................................     19-142
                  19.14.6   Production and Costs.................................................     19-146
                  19.14.7   Sensitivity Analysis.................................................     19-148
                  19.14.8   Basis for Financial Analysis.........................................     19-149
                  19.14.9   Double Tax Holiday...................................................     19-155
                  19.14.10  Debt Financing Case..................................................     19-155
20.0     OPPORTUNITIES AND RISK..................................................................       20-1
         20.1     Introduction...................................................................       20-1
         20.2     Opportunities..................................................................       20-1
                  20.2.1    Fast Track Development...............................................       20-1
                  20.2.2    Orebody Extensions and New Discoveries...............................       20-2
                  20.2.3    Treatment of Low Grade Stockpiles....................................       20-2
                  20.2.4    Open Pit Mining (GRD Minproc)........................................       20-2
                  20.2.5    In-pit Crushing......................................................       20-3
                  20.2.6    Underground Mining...................................................       20-4
                  20.2.7    Enhancement of Existing Grinding Capacity............................       20-4
                  20.2.8    Larger Grinding Mills................................................       20-5
                  20.2.9    Smelting.............................................................       20-6
                  20.2.10   Improved Metal Recovery..............................................       20-7
                  20.2.11   Heap Leaching/SX-EW..................................................       20-8
                  20.2.12   Molybdenum and Rhenium...............................................       20-9
                  20.2.13   Intec................................................................       20-9
                  20.2.14   Paste Tailings.......................................................      20-10
         20.3     Risks..........................................................................      20-10
                  20.3.1    Penalty Elements.....................................................      20-10
                  20.3.2    Resource Definition..................................................      20-12
                  20.3.3    Open Pit Mining (GRD Minproc)........................................      20-12
                  20.3.4    China Factor.........................................................      20-13
                  20.3.5    Underground Mining...................................................      20-14
                  20.3.6    Concentrate Marketing................................................      20-15
                  20.3.7    Process Plant Design.................................................      20-16
                  20.3.8    Water Supply.........................................................      20-16
         20.4     Other Uncertainties............................................................      20-15

Project No.: AAJV001                  TOC v                  [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

CONTENTS

21.0 CONCLUSIONS AND RECOMMENDATIONS .......................................................................    21-1
     21.1     Conclusions ..................................................................................    21-1
22.0 REFERENCES ............................................................................................    22-1

TABLES

Table 1-1:         Oyu Tolgoi Project Mineral Resource Summary - Total Project (November 2003) .............     1-4
Table 1-2:         Oyu Tolgoi Project Mineral Resource Summary - by Deposit (November 2003) ................     1-5
Table 1-3:         Mining Inventory ........................................................................     1-6
Table 1-4:         Resource Classification in Mining Inventory .............................................     1-6
Table 1-5:         NSR Cut-off Values Used in Open Pit Mining Inventory Classification .....................     1-6
Table 1-6:         Metallurgical Parameters ................................................................     1-7
Table 1-7:         Average Life of Mine Metallurgical Recoveries ...........................................     1-7
Table 1-8:         Production Forecasts Summary ............................................................     1-9
Table 1-9:         Initial and Sustaining Capital Cost Summary (US$ million) ...............................    1-14
Table 1-10:        Average Life of Mine Operating Costs ....................................................    1-14
Table 1-11:        Summary of Financial Results ............................................................    1-15
Table 1-12:        Parameter Sensitivity (Case 4b) .........................................................    1-16
Table 1-13:        Parameter Sensitivity (Case 2c) .........................................................    1-16
Table 1-14         Parameter Sensitivity (Case 4a) .........................................................    1-16
Table 13-1:        (% Diff) at 90th Population Percentile of Duplicate Sample Analyses, Southwest,
                   South and Central Deposits, Oyu Tolgoi Project ..........................................    13-8
Table 13-2:        (% Diff) at 90th Population Percentile of Duplicate Sample Analyses, Hugo Deposit,
                   Oyu Tolgoi Project ......................................................................    13-8
Table 16-1:        Comminution Average Data for Oyu Tolgoi Composites ......................................    16-2
Table 16-2:        GRG Testwork Results and Full-Scale Discounts ...........................................    16-3
Table 16-3:        Southwest Locked Cycle Test Results .....................................................    16-5
Table 16-4:        Central Deposit Locked Cycle Test Results ...............................................    16-5
Table 16-5:        Hugo South Deposit (Southern Part) Locked Cycle Test Results ............................    16-6
Table 16-6:        Batch Test Results for Hugo North Composite Samples .....................................    16-6
Table 16-7:        Metallurgical Balance for Different Deposits, Cases 4a and 4b ...........................    16-7
Table 16-8:        Metallurgical Parameters ................................................................   16-10
Table 16-9:        Average Life of Mine Metallurgical Recoveries ...........................................   16-10
Table 17-1:        Mineralized Domains, Oyu Tolgoi Project .................................................    17-2
Table 17-2:        Cap Grades for Cu, Au and Mo Assays, Oyu Tolgoi Project .................................    17-6
Table 17-3:        Oyu Tolgoi Project Mineral Resource Summary, Total Project (November 2003) ..............   17-13
Table 17-4:        Oyu Tolgoi Project Mineral Resource Summary - by Deposit (November 2003) ................   17-14
Table 19.3-1:      NSR Cut-Off Values Used in Mining Inventory Classification ..............................   19-15
Table 19.3-2:      Mineral Resource Classification in Open Pit Mining Inventory ............................   19-18
Table 19.3-3:      Open Pit Mining Inventory Summary for Case 2c ...........................................   19-18
Table 19.3-4:      Open Pit Mining Inventory Summary for Case 4b ...........................................   19-19
Table 19.3-5:      Open Pit Mining Inventory Summary for Case 4a ...........................................   19-20
Table 19.3-6:      Production Schedule Cases Summary .......................................................   19-21
Table 19.4-1:      Hugo North Mining Inventory .............................................................   19-29

Project No.: AAJV001                  TOC vi                  [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

TABLES

Table 19.4-2:      Production forecast (k tonnes) ...........................................       19-32
Table 19.4-3:      Hugo North Development Summary ...........................................       19-33
Table 19.4-4:      Milestone Dates ..........................................................       19-35
Table 19.4-5:      Cost Estimate ............................................................       19-35
Table 19.4-6:      Conveyor System ..........................................................       19-39
Table 19.4-7:      Initial Manning Requirement ..............................................       19-42
Table 19.4-8:      Ultimate Manning Requirements ............................................       19-43
Table 19.5-1:      Summary Process Design Criteria ..........................................       19-48
Table 19.6-1:      Estimated Tailings Behaviour Characteristics (at 60% solids) .............       19-56
Table 19.6-2:      Supernatant Release ......................................................       19-56
Table 19.6-3:      Acid Forming Classification ..............................................       19-58
Table 19.6-4:      Results of ABA Testing on Waste Material .................................       19-60
Table 19.6-5:      Design Criteria - Tailings Storage Facility ..............................       19-62
Table 19.7-1:      Summary of Site Based Personnel ..........................................       19-72
Table 19.7-2:      Accommodation Requirements for Case 2c ...................................       19-73
Table 19.7-3:      Accommodation Requirements for Case 4a ...................................       19-73
Table 19.7-4:      Accommodation Requirements for Case 4b ...................................       19-73
Table 19.7-5:      Typical Water Analysis ...................................................       19-74
Table 19.8-1:      Aquifer Supply Potential .................................................       19-79
Table 19.8-2:      Water Demand .............................................................       19-80
Table 19.8-3:      Borefield Development ....................................................       19-81
Table 19.9-1:      Power Demand .............................................................       19-86
Table 19.9-2:      Underground Mine Air Heating Demand ......................................       19-88
Table 19.9-3:      Heating Demand ...........................................................       19-88
Table 19.12-1:     Initial Capital Cost Summary (US$ million) ...............................      19-101
Table 19.12-2:     Sustaining Capital Cost Years 1-4 Summary (US$ million) ..................      19-101
Table 19.12-3:     Initial and Life of Mine Sustaining Capital Summary (US$ million) ........      19-102
Table 19.12-4:     China Factor Comparison ..................................................      19-105
Table 19.12-5:     Indicative Cost Comparison ...............................................      19-106
Table 19.12-6:     Currency Exchange Rates ..................................................      19-106
Table 19.12-7:     EPCM Factored Allowance ..................................................      19-107
Table 19.12-8:     Contingency Allowance by Area ............................................      19-109
Table 19.12-9:     Open Pit Preproduction and Dewatering Capital Cost Estimate ..............      19-111
Table 19.12-10:    Open Pit Start-Up and Total Capital Cost Estimates Summary ...............      19-112
Table 19.12-11:    Capital Cost Summary (US$ x000) ..........................................      19-113
Table 19.12-12:    Development Unit Costs ...................................................      19-114
Table 19.13-1:     Operating Cost Summary - Case 2c .........................................      19-118
Table 19.13-2:     Operating Cost Summary - Case 4a .........................................      19-119
Table 19.13-3:     Operating Costs Summary - Case 4b ........................................      19-121
Table 19.13-4:     Open Pit Operating Cost Estimates Summary ................................      19-123
Table 19.13-5:     Operating Cost Summary (US$ x000) ........................................      19-125
Table 19.13-6:     Unit Operating Costs .....................................................      19-126
Table 19.13-7:     Average Process Plant Operating Costs - Case 2c ..........................      19-127
Table 19.13-8:     Average Process Plant Operating Costs - Case 4a ..........................      19-127
Table 19.13-9:     Average Process Plant Operating Costs - Case 4b ..........................      19-127
Table 19.13-10:    Average G&A Operating Costs - Case 2c ....................................      19-130
Table 19.13-11:    Average G&A Operating Costs - Case 4a ....................................      19-130

Project No.: AAJV001                  TOC vii                 [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

TABLES

Table 19.13-12:    Average G&A Operating Costs - Case 4b .................................       19-130
Table 19.14-1:     NPV - 5.0% Discount Rate ..............................................       19-135
Table 19.14-2:     NPV - 7.5% discount Rate ..............................................       19-135
Table 19.14-3:     NPV - 10.0% Discount Rate .............................................       19-135
Table 19.14-4:     IRR ...................................................................       19-135
Table 19.14-5:     Payback Period ........................................................       19-136
Table 19.14-6:     Total Cash Costs (after gold credits) - Life of Mine ..................       19-136
Table 19.14-7:     Total Cash Costs (after gold credits) - Average First 5 Years .........       19-136
Table 19.14-8:     Total Cash Costs (after gold credits) - Average First 10 Years ........       19-136
Table 19.14-9:     NPV - 5.0% Discount Rate ..............................................       19-137
Table 19.14-10:    NPV - 7.5% Discount Rate ..............................................       19-137
Table 19.14-11:    NPV - 10.0% Discount Rate .............................................       19-137
Table 19.14-12:    IRR ...................................................................       19-137
Table 19.14-13:    Payback Period ........................................................       19-138
Table 19.14-14:    Total Cash Costs (after gold credits) - Life of Mine ..................       19-138
Table 19.14-15:    Total Cash Costs (after gold credits) - Average First 5 Years .........       19-138
Table 19.14-16:    Total Cash Costs (after gold credits) - Average First 10 Years ........       19-138
Table 19.14-17:    NPV - 5.0% Discount Rate ..............................................       19-139
Table 19.14-18:    NPV - 7.5% Discount Rate ..............................................       19-139
Table 19.14-19:    NPV - 10.0% Discount Rate .............................................       19-139
Table 19.14-20:    IRR ...................................................................       19-139
Table 19.14-21:    Payback Period ........................................................       19-140
Table 19.14-22:    Total Cash Costs (after gold credits) - Life of Mine ..................       19-140
Table 19.14-23:    Total Cash Costs (after gold credits) - Average First 5 Years .........       19-140
Table 19.14-24:    Total Cash Costs (after gold credits) - Average First 10 Years ........       19-140
Table 19.14-25:    Operating Surplus and Cashflows (Case 4a) .............................       19-145
Table 19.14-26:    Production ............................................................       19-146
Table 19.14-27:    Operating Costs .......................................................       19-146
Table 19.14-28:    Capital Costs .........................................................       19-147
Table 19.14-29:    Production Statistics .................................................       19-148
Table 19.14-30:    Case 4b ...............................................................       19-148
Table 19.14-31:    Case 2c ...............................................................       19-149
Table 19.14-32:    Case 4a ...............................................................       19-149
Table 19.14-33:    Concentrate Grades by Ore Source ......................................       19-150
Table 19.14-34:    Smelter Terms .........................................................       19-151
Table 19.14-35:    NPV - 10% Discount Rate ...............................................       19-155
Table 19.14-36:    Impact of Debt on Case 4a .............................................       19-156

Project No.: AAJV001                 TOC viii                 [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

FIGURES

Figure 4-1:        Location Map ........................................................................      4-3
Figure 4-2:        Oyu Tolgoi Licence in Relation to Neighbouring Tenements ............................      4-4
Figure 5-1         Transportation Infrastructure .......................................................      5-3
Figure 7-1         Stratigraphic Units .................................................................      7-3
Figure 11-1:       November 2003 Drill Hole Collar Plan - Hugo Deposit .................................     11-3
Figure 13-1:       SRM Failure Chart ...................................................................     13-4
Figure 13-2:       Blank Sample Results for Gold .......................................................     13-5
Figure 13-3:       Blank Sample Results for Copper .....................................................     13-6
Figure 13-4:       Blank Sample Results for Molybdenum .................................................     13-7
Figure 13-5:       Relative Difference Gold Bias Plot ..................................................    13-11
Figure 13-6:       Relative Difference Copper Bias Plot ................................................    13-12
Figure 16-1:       Oyu Tolgoi Closed Flotation Flowsheet ...............................................     16-4
Figure 19.3-1:     Central and Southwest Pit Stages for 20 Mt/a Case ...................................     19-8
Figure 19.3-2:     Ultimate Pit Design for 20 Mt/a Case ................................................     19-9
Figure 19.3-3:     Hugo South Pit Stages for 40 Mt/a Case ..............................................    19-11
Figure 19.3-4:     Central and Southwest Pit Stages for 40 Mt/a Case ...................................    19-12
Figure 19.3-5:     Southwest and Central Ultimate Pit Design for 40 Mt/a Case ..........................    19-13
Figure 19.3-6:     Southwest and Central Pit Sages for 20-40 Mt/a Case .................................    19-14
Figure 19.4-1:     Extraction Level Layout Showing Projection of Undercut Cross-Cuts on the Level
                   Above ...............................................................................    19-26
Figure 19.4-2:     Section Through a Draw Point, Draw Bell and the Inclined Undercut ...................    19-27
Figure 19.5-1:     Simplified Flowsheet ................................................................    19-47
Figure 19.8-1:     Potential Groundwater Resources .....................................................    19-80
Figure 19.13-1:    Mining Rate vs Mine Operating Cost for Large Open Pit Operations ....................   19-124
Figure 19.14-1:    Case 4b - Cumulative Cashflow Chart - 100% Equity ...................................   19-142
Figure 19.14-2:    Case 2c - Cumulative Cashflow Chart - 100% Equity ...................................   19-143
Figure 19.14-3:    Case 4a - Cumulative Cashflow Chart - 100% Equity ...................................   19-143

APPENDICES

A       Drawings
B       SRK Report
C       Production Forecasts
D       Implementation Schedule

Project No.: AAJV001                 TOC ix                   [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]
Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

1.0      EXECUTIVE SUMMARY

1.1      INTRODUCTION

         Ivanhoe Mines Mongolia Inc XXK (IMMI) is developing the Oyu Tolgoi Project in Mongolia. This property has been the subject of an intense exploration program that has successfully delineated a large copper-gold resource. In February 2003, IMMI initiated a Scoping Study as the first phase of engineering that would lead to a Feasibility Study.

         IMMI commissioned AMEC Ausenco Joint Venture (AAJV), a joint venture of AMEC E&C Services Limited (AMEC) and Ausenco International Pty Ltd (Ausenco), to act as the lead consultant for the Scoping Study. In addition to coordinating the activities of the other consultants, AAJV prepared the preliminary mine plans for the northern extension of the Hugo Dummett deposit (Hugo North), provided process and infrastructure engineering, assembled the capital cost estimates, completed a financial model, and provided project controls services.

         Other consultants engaged to complete specific components of the project were:

         -        GRD Minproc Limited (GRD Minproc) - Open pit mine planning

         - SRK Consulting (SRK) - Underground mine planning and rock mechanics

         - Knight Piesold Pty Limited (Knight Piesold) - Tailings disposal and site geotechnical assessment

         - Aquaterra Consulting Pty Ltd (Aquaterra) - Water supply and mine dewatering(1)

         - Sustainability Pty Ltd (Sustainability) - Safety, environmental, community

         - SGS Lakefield Research Limited (SGS Lakefield) - Metallurgical testwork

         - Terra Mineralogical Services (Terra Mineralogical) - Mineralogical assessment

         -        Minnovex Technologies Inc - Metallurgical testwork

         This Preliminary Assessment documents the results of the Scoping Study, and constitutes an independent Qualified Person's Review and Technical Report. Stephen Hodgson, P.Eng., an employee of AMEC, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1 (the "Technical Report").

-----------------------
(1) Aquaterra completed the mine dewatering assessment as a subconsultant to SRK Consulting.

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         In parallel with the engineering study, IMMI updated the geological and exploration database and engaged AMEC to provide independent mineral resource estimates. The results of this work were reported in Technical Reports (AMEC 2003a, AMEC 2003b, AMEC 2003c) authored by Independent Qualified Person Stephen Juras, Ph.D., P.Geo., an employee of AMEC.

         The work reported in this Preliminary Assessment entailed review of existing resource, metallurgical and cost data, analysis of alternate project development strategies, assessment of alternate mining methods, and estimating capital and operating costs. This work was completed in sufficient detail to prepare the Technical Report.

         This Preliminary Assessment includes the use of Inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results predicted by the Preliminary Assessment will be realized.

1.2      PROPERTY DESCRIPTION AND TENURE

         The Oyu Tolgoi property is located in the Aimag (Province) of Omnogovi in the South Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. The property comprises Mining License 6709A, which covers an area of 8,496 ha.

         The elevation of the Oyu Tolgoi property ranges from 1,140 m to 1,215 m above sea level. The topography is relatively flat, consisting of gravel-covered plains with low hills along the northern and western lease borders.

         The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. Temperatures range from an extreme maximum of about 36 degrees C to an extreme minimum of about -31 degrees C. In the coldest month, January, the average temperature is -12 degrees C. The average annual precipitation is approximately 80 mm. Wind is usually present at the site.

         A review of the existing seismic data indicates that the property is in a very high hazard zone.

         The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. Several ephemeral streams cross the lease area and flow for short periods immediately after rainfall. Water is widely available from shallow wells.

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         IMMI accesses the property from Ulaanbaatar either by an unpaved road, a 12-hour drive under good conditions, or by air. IMMI has constructed a 1,600 m long airstrip at the site. The Trans Mongolian Railway lies approximately 350 km east of the property. A road of varying standards currently exists between the Mongolian-Chinese border crossing, 80 km south of Oyu Tolgoi, and the Trans-China Railway system near Wuyuan.

         IMMI has also conducted analysis of important supporting resources. Using data developed a number of years ago, IMMI has identified and explored a number of aquifers in the south Gobi region. This work indicates that several possible sources of water lie within 20 to 60 km of the project site.

         A major coal deposit is located at Tavan Tolgoi, approximately 110 km west-northwest of Oyu Tolgoi. There are also additional coal resources in the region.

         IMMI was granted mining licenses for the Oyu Tolgoi property and three satellite properties on December 23, 2003. These licenses give the right to IMMI to mine within the bounds of the license area for 60 years, with an option to IMMI to extend its license for a further 40 years.

         When IMMI originally acquired the exploration licence at Oyu Tolgoi from BHP, the project was subject to a 2% NSR royalty. However, the 2% NSR royalty has now been acquired by IMMI.

         Royalties payable to the Mongolian government are governed by Article 38 of the Mongolian Mineral Act, which states: "Royalties shall be equal to 2.5 per cent of the sales value of all products extracted from the mining claim that are sold, shipped for sale, or used. Royalties shall be equal to 7.5 per cent of the sales value of gold extracted from the placer that are sold, shipped for sale, or used."

1.3      GEOLOGY AND MINERAL RESOURCE

         The Oyu Tolgoi property hosts a series of copper-gold-molybdenum deposits in a mid-Palaeozoic copper-gold porphyry system. IMMI has identified four deposits: Southwest, South, Central, and Hugo Dummett.

         The Southwest deposit is a gold-rich porphyry system, characterized by a pipe-like geometry, encompassing a high-grade core (greater than 1 g/t Au) about 250 m in diameter and extending over 700 m vertically. A large (600 m by 2,000 m), low-grade shell defined by 0.3% Cu and 0.3 g/t Au encloses the high grade core.

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         The South deposit is a copper porphyry, which unlike the nearby
         Southwest system, is not gold-rich. The geometry of the system is poorly understood, but the prospect area covers about 400 m by 300 m in area, and mineralisation extends to depths of over 500 m.

         The Central deposit includes high sulphidation (covellite-chalcocite) and copper-gold porphyry styles (chalcopyrite-gold), as well as a chalcocite enrichment blanket.

         The Hugo Dummett deposit is a high sulphidation type, hosted by dacitic ash flow tuff overlying basaltic volcanics. Sedimentary rocks overlie the dacitic tuffs. High-grade copper (greater than 1%) occurs as bornite-chalcocite mineralization to the south and bornite-gold mineralization to the north. Surrounding the bornite-rich core, chalcopyrite dominates, followed laterally by a wide (hundreds of metres) pyrite-rich zone (10% pyrite) with minor enargite. The shape of the high-grade zone is comparable to a gently north dipping elliptical pipe, about 200 m to 300 m in diameter.

         The mineralization of the Oyu Tolgoi project as of November 2003 is classified as Indicated and Inferred Mineral Resources. The resources are reported over a range of copper equivalent cut-off grades, with the equivalent grade calculated using only assumed metal prices for copper and gold (US$0.80 /lb and US$350 /oz for copper and gold respectively).

         These resources are summarized by category in Table 1-1 and by deposit in Table 1-2.

         TABLE 1-1: OYU TOLGOI PROJECT MINERAL RESOURCE SUMMARY - TOTAL PROJECT
                    (NOVEMBER 2003)

     CUEQ                                GRADES                          CONTAINED METAL
CUT-OFF GRADE                  CUEQ   CU    AU     MO        CU           CU             AU
     (%)          TONNES       (%)   (%)   (G/T)  (PPM)    TONNES      (000S LB)        (OZ)
-----------------------------------------------------------------------------------------------
Indicated
  1.00            92,300,000   1.74  0.74   1.57   74       682,000    1,500,000      4,662,000
  0.60           267,000,000   1.08  0.53   0.86   69     1,423,000    3,140,000      7,346,000
  0.30           508,900,000   0.78  0.40   0.59   61     2,058,000    4,540,000      9,689,000
Inferred
  1.00           666,400,000   1.76  1.57   0.29   48    10,490,000   23,130,000      6,190,000
  0.60         1,284,100,000   1.28  1.13   0.24   55    14,570,000   32,120,000      9,740,000
  0.30         2,598,200,000   0.84  0.73   0.17   52    19,080,000   42,060,000     14,380,000

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         TABLE 1-2: OYU TOLGOI PROJECT MINERAL RESOURCE SUMMARY - BY DEPOSIT
         (NOVEMBER 2003)

         CUEQ(2)                                        GRADES                         CONTAINED METAL
     CUT-OFF GRADE                           CUEQ     CU      AU      MO         CU          CU             AU
          (%)                 TONNES         (%)     (%)    (G/T)    (PPM)     TONNES     (000S LB)        (OZ)
------------------------------------------------------------------------------------------------------------------
South West Deposit - Indicated
  1.00                        92,300,000     1.74    0.74    1.57      74       682,000    1,500,000     4,662,000
  0.60                       267,000,000     1.08    0.53    0.86      69     1,423,000    3,140,000     7,346,000
  0.30                       508,900,000     0.78    0.40    0.59      61     2,058,000    4,540,000     9,689,000
South West Deposit - Inferred
  1.00                        24,900,000     1.48    0.59    1.40      60       146,000      320,000     1,120,000
  0.60                       126,600,000     0.87    0.44    0.68      65       552,000    1,220,000     2,780,000
  0.30                       290,800,000     0.64    0.32    0.50      52       922,000    2,030,000     4,700,000
South Deposit - Inferred
  1.00                         5,400,000     1.18    0.82    0.56      32        44,000      100,000       100,000
  0.60                        48,400,000     0.77    0.61    0.26      20       294,000      650,000       400,000
  0.30                       270,300,000     0.48    0.39    0.13      23     1,067,000    2,350,000     1,100,000
Central Deposit - Inferred
  1.00                        60,600,000     1.34    1.12    0.34      53       679,000    1,500,000       670,000
  0.60                       147,500,000     0.99    0.84    0.24      56     1,238,000    2,730,000     1,140,000
  0.30                       236,800,000     0.79    0.67    0.18      53     1,591,000    3,510,000     1,360,000
Hugo Deposit - Inferred
  1.00                       575,500,000     1.82    1.67    0.23      47     9,620,000   21,220,000     4,300,000
  0.60                       961,600,000     1.41    1.30    0.18      56    12,480,000   27,520,000     5,420,000
  0.30                     1,800,300,000     0.94    0.86    0.12      57    15,500,000   34,160,000     7,220,000


         The mining inventory incorporated into the Scoping Study production forecasts is shown in Table 1-3. This inventory includes Inferred resources, which are shown in Table 1-4.

         The open pit cutoffs used to determine this inventory are shown in Table 1-5. The underground mining inventory was estimated by calculating the tonnage and grades for all material, plus dilution, contained within the defined mining blocks. These blocks were designed to preferentially extract the +2% copper shell, but contain material outside this shell due to the geometry of the shells.

----------------------
(2) The copper equivalent grade (CuEq) was calculated using price equivalency only, based on a copper price of $0.80 /lb and gold price of $350 /oz.

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         TABLE 1-3: MINING INVENTORY

                                   TOTAL RESOURCE MINED                     WASTE         TOTAL
                    TONNES      NSR        CUEQ        CU        AU        TONNES        TONNES
                    (000S)      $/T         %           %        G/T       (000S)        (000S)
-------------------------------------------------------------------------------------------------
CASE 2C
Southwest            227,662   10.46       0.89       0.50      0.61        326,063       553,725
Central              124,094    8.85       0.85       0.76      0.14        208,538       332,632
Total                351,756    9.89       0.87       0.59      0.44        534,601       886,357
CASE 4B
Southwest            352,188    9.01       0.78       0.48      0.48        414,206       766,394
Central              126,721    8.72       0.84       0.75      0.14        206,657       333,378
Hugo South           378,372   11.62       1.00       0.97      0.05      1,780,374     2,158,746
Hugo North (U/G)     176,539   25.75       2.21       1.99      0.35                      176,539
Total              1,033,820   12.79       1.12       0.95      0.26      2,401,237     3,435,057
CASE 4A
Southwest            357,185    9.01       0.78       0.48      0.48        420,667       777,852
Central              126,611    8.73       0.84       0.75      0.14        206,021       332,632
Hugo South           378,372   11.62       1.00       0.97      0.05      1,780,374     2,158,746
Hugo North (U/G)     176,539   25.75       2.21       1.99      0.35                      176,539
Total              1,038,707   12.77       1.11       0.95      0.26      2,407,062     3,445,769

         TABLE 1-4: RESOURCE CLASSIFICATION IN MINING INVENTORY

                  INDICATED                                     INFERRED
                   RESOURCE    NSR      CUEQ      CU      AU    RESOURCE    NSR     CUEQ      CU         AU
                      KT       $/T       %        %      G/T       KT       $/T       %        %        G/T
------------------------------------------------------------------------------------------------------------
2c                 174,701    11.40     0.52     0.69    0.61    177,055    8.40    1.22     0.50       0.28
4b                 229,043    10.19     0.87     0.49    0.59    804,777   13.53    1.19     1.08       0.16
4a                 229,043    10.19     0.87     0.49    0.59    809,664   13.50    1.18     1.08       0.17

         TABLE 1-5: NSR CUT-OFF VALUES USED IN OPEN PIT MINING INVENTORY CLASSIFICATION

                  LOW CUT-OFF            MID CUT-OFF ($/T)          HIGH CUT-OFF
                     ($/T)            SW & CENT           HUGO         ($/T)
--------------------------------------------------------------------------------
Case 2a               3.11              8.50                           10.00
Case 4b               2.81              6.50              5.50         10.00
Case 4a               2.81              6.50              5.50         10.00

         The metallurgical recoveries for both copper and gold will vary by grade and between deposits. Algorithms for these recoveries were determined from the testwork and the recoverable copper and gold were then calculated for each block. The recoverable copper and gold were then reported in the production forecasts. The metallurgical parameters are shown in Table 1-6. The life of mine average copper recoveries are shown in Table 1-7.

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TABLE 1-6: METALLURGICAL PARAMETERS

        PARAMETER                           COPPER                           GOLD                  SILVER
----------------------------------------------------------------------------------------------------------
CONCENTRATE GRADES
Southwest                         28.0%                          calculated                         41 g/t
Central                           24.1%                          calculated
Hugo Dummett                      30.6%                          calculated

RECOVERIES

Southwest                         93.695 x Head (0.1477)         60.878 x e (0.1352 x Au Head)
                                  Max 95% Cu recovery            Max 85% Au recovery
Central Chalcopyrite              0.95(95.713 x Head (0.0556)    7.2781 x e (0.025 x Cu Rec.)
                                  Max 96% Cu recovery
Central Secondary Copper          0.95(93.952x Head (0.0173)     4.1756 x e (0.03 x Cu Rec.)
                                  Max 91% Cu recovery
Hugo Chalcopyrite                 0.95(93.119 x Head (0.079)     10.531 x e (0.02 x Cu Rec.)
                                  Max 92% Cu recovery            Max. 60% Au recovery
Hugo Secondary Copper             0.95(95.317 x Head (0.0137)    7.3035 x e (0.026 x Cu Rec.)
                                  Max 92% Cu recovery            Max. 60% Au recovery
Hugo Chalcocite                   0.95(95.317 x Head (0.0137)    0.9838 x e (0.0408 x Cu Rec.)
                                  Max 92% Cu recovery            Max. 60% Au recovery
Hugo Combined                     0.95(94.982 x Head (0.0257)    8.2603x e (0.0226 x Cu Rec.)
                                  Max 92% Cu recovery            Max. 60% Au recovery

         TABLE 1-7: AVERAGE LIFE OF MINE METALLURGICAL RECOVERIES

                     RECOVERIES (%)
CASE                    COPPER             GOLD
-----------------------------------------------
2c                       87.5              71.9
4a                       89.6              65.8
4b                       89.9              65.4

1.4      SCENARIOS

         The Scoping Study evaluated a wide range of development scenarios to assess alternate production rates, mining strategies, and processing options. Three of these alternatives are reported:

         -        Case 2c: 20 Mt/a process plant, fed by an open pit on
                           Southwest and Central.

         -        Case 4a: Initial 20 Mt/a process plant, fed by open pits at
                           Southwest, Central and Hugo South. Expanding to 40 Mt/a in Year 5 with development of Hugo North underground mine.

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         -        Case 4b: 40 Mt/a process plant, fed by open pits at Southwest,
                           Central and Hugo South. Hugo South materials handling includes a 60 Mt/a crushing and conveying system for ore and waste. Hugo North underground mine is developed based on the same schedule as Case 4a.

         These three cases were assessed independently over a range of metal prices to provide IMMI with development options. For the purpose of this report, Case 4a with metal prices of $0.90 /lb copper and $400 /oz gold, was set as the base case.

1.5      OPEN PIT MINING

         GRD Minproc prepared open pit plans for Southwest, Central and Hugo South using preliminary parameters developed by them or provided by other consultants. Two ultimate shells for Southwest and Central (corresponding to the 20 Mt/a and 40 Mt/a throughput rates) and one shell for Hugo South were selected.

         Designs with ramps were completed for the ultimate stages in the 20 Mt/a alternative and for all stages for Southwest and Central in the 40 Mt/a case. The interim stages for the 20 Mt/a case and all stages for Hugo South were based on Whittle shells only.

         GRD Minproc then prepared production forecasts for each case using process plant throughput rates as defined by AAJV. The Hugo North underground production forecast was input to the case, as required, and the open pit production rate determined by the remaining volume that was required to achieve full production. In all cases, GRD Minproc used an elevated cut-off strategy to improve early metal production.

         The results of this work are summarised in Table 1-8.

         The Oyu Tolgoi open pits will be mined using conventional mobile equipment. Electric shovels (45 m(3) bucket class) and 350 t haulage trucks will be employed, although additional work is required to confirm the fleet sizes and configurations.

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         TABLE 1-8: PRODUCTION FORECASTS SUMMARY

                                                                    CASE 2c     CASE 4b       CASE 4a
      PRODUCTION SCHEDULE CASES SUMMARY                             20 MT/A     40 MT/A      20-40 MT/A
                                                                     TOTAL       TOTAL         TOTAL
-------------------------------------------------------------------------------------------------------
TOTAL MINING RATE                                      Mtpa              75          195           175
NUMBER OF ELECTRIC SHOVELS (45 M(3))                   #                  2            6             5
NUMBER OF TRUCKS (350 T)                               #                 15           38*           40
DRILLS                                                 #                  5           12            11
DOZERS                                                 #                  5           12            11
GRADERS                                                #                  3            6             6
FRONT END LOADER                                       #                  1            1             1
MANPOWER REQUIREMENTS                                  #                260          540*          520
* In-pit crushing option reduced the number of trucks and manpower utilised in Case 4b
SW AND CENTRAL               Open Pit Total            kt           351,756      478,909       483,796
                                                       NSR $/t         9.89         8.94          8.93
                                                       CuEq %          0.87         0.80          0.80
                                                       Cu %            0.59         0.55          0.55
                                                       Au g/t          0.44         0.39          0.39
                             Waste                     kt           534,601      620,863       626,688
                             TOTAL                     KT           886,357    1,099,772     1,110,484
HUGO SOUTH                   Open Pit Total            kt                        378,372       378,372
                                                       NSR $/t                     11.62         11.62
                                                       CuEq %                       1.00          1.00
                                                       Cu %                         0.97          0.97
                                                       Au g/t                       0.05          0.05
                             Waste                     kt                      1,780,374     1,780,374
                             TOTAL                     KT                      2,158,746     2,158,746
HUGO NORTH                   Underground Total         kt                        176,539       176,539
                                                       NSR $/t                     25.75         25.75
                                                       CuEq %                       2.21          2.21
                                                       Cu %                         1.99          1.99
                                                       Au g/t                       0.35          0.35
MINED TOTAL ORE              Mined Ore Total           kt           351,756    1,033,820     1,038,707
                                                       NSR $/t         9.89        12.79         12.77
                                                       CuEq %          0.87         1.12          1.11
                                                       Cu %            0.59         0.95          0.95
                                                       Au g/t          0.44         0.26          0.26
STOCKPILE MAXIMUM            Deferred Open Pit Ore     kt           132,383      278,028       310,156
BALANCE                      Stockpile Treated at      NSR $/t         5.74         5.41          5.33
                             the End of Mine Life      CuEq %          0.55         0.51          0.50
                                                       Cu %            0.42         0.41          0.41
                                                       Au g/t          0.20         0.15          0.15
TOTAL RECOVERED              Total Mined and           kt           351,756    1,033,820     1,038,707
RESOURCE                     Processed Resource        NSR $/t         9.89        12.79         12.77
                                                       CuEq %          0.87         1.12          1.11
                                                       Cu %            0.59         0.95          0.95
                                                       Au g/t          0.44         0.26          0.26
CONCENTRATE MAKE             Concentrate Make          Mass Pull %     1.98         2.90          2.89
                                                       kt             6,962       30,021        30,070
                                                       Con Cu %        26.1         29.4          29.4
                                                       Con Au g/t      16.0          5.9           5.9
                             Copper Production         kt             1,817        8,830         8,844
                             Gold Production           koz            3,580        5,652         5,713

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1.6      UNDERGROUND MINING

         AAJV prepared the underground mine plan for Hugo North, based on parameters that had been developed by SRK for Hugo South. Block caving was selected as the mining method for this zone, although additional data must be collected to confirm the viability of this method and the parameters used in the design.

         The plan prepared by AAJV incorporates a dual pass extraction system, with the initial upper extraction level being developed at the 0 m RL. The lower portion would be extracted from horizons that follow the base of the zone as it rises from approximately -325 m RL at its northern end.

         SRK estimated that the steady state caving rate for Hugo South would be approximately 200 mm/day, or 0.56 t/day/m(2). AAJV used the same basis for Hugo North and determined that a sustainable mining rate for the deposit would be 12 Mt/a.

         AAJV developed the mining inventory for Hugo North by blocking out areas on plan that targeted the +2% copper shell. The volume of ore plus dilution within these blocks and the associated grades were then estimated based on the AMEC November 2003 model.

         The steady state production rate of 12 Mt/a will be attained 3 years after production commences and maintained for ten years. Approximately 95,000 m of development will be required to mine Hugo North over its life, and there is an additional 6,700 m of exploration development identified.

         The mobile equipment fleet will consist of conventional drifting and longhole jumbo drill rigs, diesel and electric loaders, haulage trucks to support development, and other ancillary equipment.

         Three crushing stations will be constructed over the mine life, fed by orepasses from the extraction levels. The crushed ore will then be transported to the shaft by conveyor, hoisted to surface, and then conveyed to the process plant.

         Mine services will consist of water and electrical supply, dewatering, and communications.

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1.7      PROCESS PLANT

         IMMI has conducted metallurgical testwork on all deposits, although the amount of work conducted on Hugo Dummett is less than that on the other deposits due to the timing of its discovery.

         The governing principle for the concentrator design was to incorporate the largest proven mills into the grinding modules. The throughput rate was determined based on the capacity of the mills to grind to the required P(80) size of 100 (mu)m. The remainder of the plant was sized based on the estimated comminution throughput with consideration given to grade and recovery of copper at this resulting tonnage.

         The plant will be built around grinding modules, each capable of handling approximately 20 Mt/a of material, although the grinding characteristics of the various ore types vary significantly. Each module will consist of a 12.2 m (40 ft) diameter semi-autogenous (SAG) mill with a 21 MW wrap-around motor coupled with two 7.7 m by 11.6 m,
         15.5 MW ball mills. For the 20 Mt/a throughput plant, one module will be required. The 40 Mt/a capacity plant will require two modules.

         Open pit ore will be crushed at the plant or, in Case 4b, crushed at the in-pit crusher in Hugo South. This material and the crushed underground ore will be placed on covered stockpiles adjacent to the concentrator (one, two, or three stockpiles depending on the case). Feeders will reclaim the ore for conveying to the grinding circuit. Allowance was made for flash flotation and centrifugal concentrators to enhance gold recovery.

         Each grinding module will support its own flotation module. Each rougher flotation module will consist of two banks of six cells with individual cell capacities of 200 m(3). Rougher tailings will report to two tailings thickeners per module. Rougher concentrate will join the flash flotation concentrate stream for regrinding. The regrind size was set at 20 (mu)m based on the testwork results.

         Reground concentrate will be delivered to three stages of cleaner flotation, with the final concentrate coming from this stage. Cleaner tailings will be sent to a cleaner scavenger. Cleaner scavenger tailings will be fed to the tailings thickener and concentrate will be returned to the regrind circuit.

         Concentrate will be pumped to automated pressure filters. Filter cake will be conveyed to the concentrate storage building, which will be capable of holding 5 days concentrate production.

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         The plant will be monitored from a central control room. The full range of concentrator infrastructure will be provided.

         Tailings will be impounded in a facility located in the southeast corner of the mining lease. Two sizes, one for the 20 Mt/a throughput rate and one for the 40 Mt/a rate, were designed with the larger facility as an expansion of the initial construction. The facility was designed to store thickened tailings with water decant and return to the plant. The embankment will be primarily constructed of open pit waste rock.

1.8      INFRASTRUCTURE

         The infrastructure requirements for Oyu Tolgoi are a function of it being a greenfield development and reflect its location in the south Gobi Desert.

         A primary criterion for the site layout was that it was to be located entirely within the mining lease boundaries. Other design considerations included placing offices, accommodations, etc. upwind (i.e., north or northwest) of the concentrator, open pits and waste dumps. Maintaining safe distances from the open pits and potential block cave subsidence zones were also factors.

         The primary site infrastructure includes accommodations, medical facilities, site roads, primary and emergency heat generation facilities, offices, workshops and warehouses, site roads, power reticulation, water distribution, and an airstrip. The site will be fenced.

         The permanent Accommodation Village will be constructed in Year 7. It was sized to be sufficiently large for 1,000 personnel for Case 2c and 1,500 personnel for Cases 4a and 4b.

         Power will be supplied via 220 kV overhead transmission line from China. The site facilities include a substation and reticulation to the various facilities.

         Allowances were also made for regional offices in Dalanzadgad, Ulaanbaatar, and Baotou.

         The project will consume large quantities of water. Based on the exploration conducted to date, IMMI had determined that sufficient water exists in two aquifers - Galbyn Gobi and Gunii Hooloi - both located within 70 km of the site. Galbyn Gobi will be the first borefield to be developed, with Gunii Hooloi required for Cases 4a and 4b. The bores will be drilled 4 km apart, and the water will be pumped via a buried steel pipeline to the site. Booster pump stations will be installed as required.

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         Transportation infrastructure includes the provision of an airstrip at the site, main access road to the site, transportation of concentrate and transportation of general freight required for support and maintenance of the plant, mining and support facilities.

         Based on advice received from IMMI, the capital cost of upgrading and extending the existing road from the railhead at Wuyuan will be funded by the Chinese government.

         The concentrate will be trucked by contractors to the railhead. Allowance was made for operation of a storage facility at the railhead by a third party.

1.9      PROJECT IMPLEMENTATION

         A preliminary project implementation plan was assembled for the Scoping Study. It shows metallurgical testwork continuing through 2004, with the Feasibility Study completed in two stages by mid-2005. Some pre-financing procurement and construction would be advanced during early 2005. First production would be in 2007. IMMI is currently evaluating alternatives to advance the first production by as much as a year.

1.10     CAPITAL COSTS

         The initial and sustaining capital costs for the three cases are summarized in Table 1-9.

         The capital costs incorporate the results of an analysis conducted by AAJV to determine the potential reductions that may be realized if Chinese labour and materials can be utilised in the project construction. These factors have reduced the direct cost of the process plant to approximately 70% of that for which a similar plant would be constructed in a Western country.

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TABLE 1-9: INITIAL AND SUSTAINING CAPITAL COST SUMMARY (US$ MILLION)

                              CASE 2c        CASE 4a        CASE 4b
-------------------------------------------------------------------
INITIAL CAPITAL
Open Pit                       113.8           123.3          364.5
Hugo North UG Mine
Process Plant                  158.2           158.2          317.2
Tailing Storage Facility         7.8             7.8           16.4
Ancillary Buildings             19.8            19.8           21.0
On-Site Infrastructure          33.6            33.6           72.0
Off-Site Infrastructure         44.4            44.4           78.0
Indirects                      132.4           142.2          298.1
SUB TOTALS:                    510.2           529.4        1,167.1
SUSTAINING CAPITAL
Open Pit                        71.1           409.0          329.7
Hugo North UG Mine                             425.4          425.5
Process Plant                                  159.1
Tailing Storage Facility        12.4            33.3           24.4
Ancillary Buildings             10.0            13.1           16.0
On-Site Infrastructure           7.2            50.9           14.6
Off-Site Infrastructure          1.7            37.1            4.1
Indirects                       28.2           164.2           56.8
SUB TOTALS:                    130.5         1,292.2          871.1
CASE TOTALS:                   638.9         1,821.6        2,034.0

1.11     OPERATING COSTS

         The life of mine average operating costs are shown in Table 1-10.

TABLE 1-10: AVERAGE LIFE OF MINE OPERATING COSTS

                 ITEM                                 UNIT         CASE 4b     CASE 2c    CASE 4a
-------------------------------------------------------------------------------------------------
UNIT MINING COSTS
Open pit mining                                  $/t ore mined       2.47        1.77       2.81
Underground mining - Hugo North                  $/t ore mined       1.83                   1.83

ON SITE COSTS PER TONNE ORE TREATED
Open pit mining                                  $/t ore treated     2.04        1.77       2.33
Underground mining - Hugo North                  $/t ore treated     0.31        0.00       0.31
Process                                          $/t ore treated     2.41        2.36       2.23
General and administration                       $/t ore treated     0.53        0.78       0.55
Mongolian Government royalty                     $/t ore treated     0.38        0.29       0.38
Immovable property tax                           $/t ore treated     0.07        0.03       0.06
TOTAL UNIT ON SITE COSTS                         $/T ORE TREATED     5.73        5.24       5.86

TOTAL OPERATING COSTS
Total site operating costs                             $M           5,470       1,730      5,638
Mongolian government royalty                           $M             389         102        390
Immovable property tax                                 $M              68          10         60
Concentrate transport costs                            $M           1,197         314      1,208
Treatment/refining charges/penalties                   $M           3,245         737      3,251
TOTAL OPERATING COSTS                                  $M          10,369       2,892     10,547

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1.12     FINANCIAL ANALYSIS

         Financial models were constructed for each case, using information currently available regarding the Mongolian fiscal regime. The modelling was conducted with both pre-tax and after tax calculations, without escalation or inflation, and on the basis that the project will be equity funded. The currency adopted for the evaluation, and which is used throughout, is United States dollars. No provisions were made for exchange rate variations.

         The evaluation encompassed the period from mid 2005, when it is anticipated that the final decision to commit to the Project will be made, through a 30-month development period and operating life of 19 - 29 years depending on the case. Expenditure prior to mid-2005 (including drilling programmes and exploration from the Hugo North shaft) was treated as sunk costs, as was expenditure to date. The Net Present Values have been calculated based on discounting cashflows to mid-2005 rather than the current date and exclude all costs sunk to that time.

         The anticipated after tax project results for each case were tabulated over metal prices for Net Present Value at discount rates of 5.0%, 7.5% and 10.0%, Internal Rate of Return, Payback Period, and Total Cash Cost after gold credits. These tables are incorporated in the report, with the results for prices of $0.90 /lb of copper and $400 /oz of gold and 10% discount rate summarized in Table 1-11.

TABLE 1-11: SUMMARY OF FINANCIAL RESULTS

      PARAMETER                          CASE 2c        CASE 4a    CASE 4b
--------------------------------------------------------------------------
Net Present Value         $ million        238            852        785
IRR                           %           18.9           21.2       17.5
Payback Period              Years          3.7            6.2        5.6
TOTAL CASH COSTS
        Life of Mine        $ /lb         0.40           0.46       0.45
        Years 1-5           $ /lb         0.17           0.36       0.37
        Years 6-10          $ /lb         0.33           0.39       0.41

         The sensitivity of each case to variations in key parameters is summarised in Table 1-12, Table 1-13, and Table 1-14.

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TABLE 1-12: PARAMETER SENSITIVITY (CASE 4b)

                                             IRR CHANGE     NPV CHANGE ($M)
PARAMETER                  CHANGE               (%)         @ 10% DISCOUNT
--------------------------------------------------------------------------
Gold Price          +/- $25/oz                  0.5%              47
Copper Price        +/- $0.05/lb                1.8%             211
Initial Capital     +/- $117 M                  1.5%              97
Smelter Charges     +/- $10/wmt, $0.01/lb       0.9%             116
Gold Recovery       +/- 1% point                0.1%              12
--------------------------------------------------------------------------

TABLE 1-13: PARAMETER SENSITIVITY (CASE 2c)

                                             IRR CHANGE     NPV CHANGE ($M)
PARAMETER                  CHANGE               (%)         @ 10% DISCOUNT
--------------------------------------------------------------------------
Gold Price          +/- $25/oz                  1.3%              36
Copper Price        +/- $0.05/lb                1.9%              59
Initial Capital     +/- $50 M                   2.5%              42
Smelter Charges     +/- $10/wmt, $0.01/lb       1.1%              34
Gold Recovery       +/- 1% point                0.3%               8
--------------------------------------------------------------------------

TABLE 1-14: PARAMETER SENSITIVITY (CASE 4a)

                                                            IRR CHANGE    NPV CHANGE ($M)
PARAMETER                                 CHANGE               (%)          @ DISCOUNT
----------------------------------------------------------------------------------------
Gold Price                         +/- $25/oz                  0.7%             42
Copper Price                       +/- $0.05/lb                2.0%            183
Initial & Expansion Capital        +/- $120 M                  2.1%             82
Smelter Charges                    +/- $10/wmt, $0.01/lb       1.1%            100
Gold Recovery                      +/- 1% point                0.2%             10
---------------------------------------------------------------------------------------

1.13     OPPORTUNITIES AND RISKS

         As is normal at this stage of a project, this Scoping Study was completed based on data that, in some areas, was incomplete. Therefore assumptions were made on which to base the analysis. These assumptions give rise to opportunities and risks that should be assessed further during the next phases of study.

1.13.1   OPPORTUNITIES

         - There are several geophysical and geological targets on the property to test.

         -        Trolley-assist may reduce mine haulage costs.

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         -        Further assessment of in-pit crushing is warranted.

         - The underground mining inventory could potentially be expanded by further assessing the +1% copper shell at Hugo North and that portion of the Southwest deposit that lies below the current open pit.

         - There is an opportunity to "fast track" the development of the project to move production ahead to as early as 2006.

         - It may be economically advantageous to treat the low grade stockpiles through an expanded concentrator, rather than at the end of the mine life.

         - Grinding capacity could potentially be increased by evaluating SAG reject pebble handling and by assessing the economics of larger SAG and ball mills.

         - Construction of a smelter or hydrometallurgical facility at Oyu Tolgoi could provide a number of benefits, including reduced transport costs, potentially improved gold revenue, and mitigation of issues associated with penalty elements.

         - There may be an opportunity to improve the project value by installing a heap leach, solvent extraction/electro-winning facility to treat leachable copper ore from the Central deposit.

1.13.2   RISKS

         - Arsenic and fluorine are present in parts of the deposit and additional testwork and analysis is required to minimise their impacts.

         - The financial results are based, in part, on Inferred Resources, and thus the study carries a high degree of uncertainty.

         - The Hugo North mine plan was based on preliminary data, much of which was adopted from the work on Hugo South. These parameters must be validated to confirm that block caving is viable and to optimise the proposed plan.

         - The capital and operating cost reductions due to the impact of Chinese costs are important to the project value. It is critical that this China Factor be captured.

         - A detailed marketing study will be required to confirm the revenue and cost assumptions used in this component of the study.

         - The grinding plant design parameters must be confirmed through additional testwork.

         - IMMI must actually secure the long-term rights to the water resource to eliminate this as an uncertainty.

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1.14     CONCLUSIONS AND RECOMMENDATIONS

1.14.1   CONCLUSIONS

         The major conclusions of the Scoping Study are:

         - The Scoping Study has indicated, subject to the qualifications noted and confirmation of the assumptions used in this report, that Oyu Tolgoi has the potential to be developed into a major mining operation.

         - Approximately 1.04 billion tonnes of resource, grading 0.95% copper and 0.26 g/t gold, were incorporated into the mine plans.

         - Within the context of the mining plans developed for the Scoping Study and contingent on conversion of the Inferred resources to Indicated resources, the deposit may sustain production rates of as high as 40 Mt/a.

         - Initial production could come from conventional open pit mining, which could reduce the time required to develop the project.

         - Although the underground mine at Hugo North appears attractive, significant additional infill drilling, underground exploration, and geotechnical data collection are necessary to confirm the viability of block caving at this site.

         - The resource appears amenable to treatment in a conventional flotation concentrator, with current technology and operating practice.

         - Fluorine and arsenic are present in parts of the deposits and require additional analysis to ensure they do not materially impact on the project.

         - The scale of the operation lends itself to utilising the largest available mining equipment and comminution circuits currently in operation.

         - Opportunities have been identified to incorporate copper recovery by heap leaching, solvent extraction/electrowinning.

         - The project value may be enhanced by construction of a smelter that is designed to treat Oyu Tolgoi concentrates.

         - The project's proximity to China should reduce the project infrastructure costs.

         - The capital and operating costs can be significantly reduced over what would be experienced in Western countries if Chinese material and contracting costs can be applied.

         - The project economics would be enhanced by supply of major infrastructure, including power and transportation, from China.

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1.14.2   RECOMMENDATIONS

         AAJV recommends that, if IMMI elects to advance the project to a Feasibility Study, the following work be completed:

         - Infill drilling should be completed to improve confidence to at least the Indicated category on those resources that are to be exploited by the Feasibility Study.

         - Metallurgical testwork, including operation of comminution and flotation pilot plants, should be completed on the resources to be incorporated into the Feasibility Study.

         - The opportunities to improve the project economics through in-pit crushing and trolley-assisted haulage should be further evaluated.

         - Additional analysis should be completed on Hugo North to confirm the assumptions used in this report prior to completing a Feasibility Study on this deposit.

         - Negotiations already commenced with the Mongolian and Chinese governments and with third party suppliers to facilitate the construction of the infrastructure necessary to support the Project should be concluded and/or progressed as soon as possible.

         - A more detailed marketing study should be conducted to confirm payment terms at Chinese smelters and to commence the negotiations of frame contracts to support the Feasibility Study.

         - A detailed assessment should be conducted to determine how best to capture the "China Factor" on capital and operating costs.

         - Further planning should be completed on the Hugo North deposit to confirm the mining layouts and establish the basis for on-going exploration.

         - AAJV concurs that the smelter study already initiated by IMMI should be completed.

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2.0      INTRODUCTION AND TERMS OF REFERENCE

         Ivanhoe Mines Mongolia Inc XXK (IMMI) is developing the Oyu Tolgoi Project in Mongolia. This property has been the subject of an intense exploration program that has successfully delineated a large copper-gold resource.

         To assist in the evaluation of the property, IMMI commissioned an engineering study in March 2003 that is expected to ultimately result in a detailed Feasibility Study. The first component, a Scoping Study, was intended to demonstrate the viability of the project, to assess alternate project development scenarios, and to determine what additional data were required to support the Feasibility Study. The results of the Scoping Study are reported in this Preliminary Assessment report.

         IMMI commissioned AMEC Ausenco Joint Venture (AAJV), a joint venture of AMEC E&C Services Limited (AMEC) and Ausenco International Pty, to provide process and infrastructure engineering, to assemble the capital cost estimates, to prepare a financial model, to provide project controls services, and to coordinate the activities of the other consultants. AAJV conducted this work in Australia and personnel in offices in China, Mongolia and North America provided technical, costing and logistics support to the team. AAJV personnel also prepared the preliminary mine plans for the northern extension of the Hugo Dummett deposit (Hugo North).

         IMMI engaged other consultants to complete specific components of the project. These were:

         -        GRD Minproc Limited (GRD Minproc) - Open pit mine planning

         - SRK Consulting (SRK) - Underground mine planning and rock mechanics

         - Knight Piesold Pty Limited (Knight Piesold) - Tailings disposal and site geotechnical assessment

         - Aquaterra Consulting Pty Ltd (Aquaterra) - Water supply and mine dewatering(1)

         - Sustainability Pty Ltd (Sustainability) - Safety, environmental, community

         - SGS Lakefield Research Limited (SGS Lakefield) - Metallurgical testwork

         - Terra Mineralogical Services (Terra Mineralogical) - Mineralogical assessment

         -        Minnovex Technologies Inc - Metallurgical testwork

-------------------
(1) Aquaterra completed the mine dewatering assessment as a subcontractor to SRK.

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         In parallel with the Scoping Study, IMMI updated the geological and exploration database and engaged AMEC to provide an independent mineral resource estimate. The original resource estimate was completed in March 2003 and updated in August 2003 and November 2003. The results of this work were reported in Technical Reports (AMEC 2003a, AMEC 2003b, AMEC 2003c) authored by Independent Qualified Person Stephen Juras, Ph.D., P.Geo., an employee of AMEC.

         This document constitutes an independent Qualified Person's Review and Preliminary Assessment Technical Report. Stephen Hodgson, P.Eng., an employee of AMEC, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1 (the "Technical Report").

         Stephen Hodgson, in addition to supervising the preparation of the Technical Report, supervised the Scoping Study.

         The Scoping Study entailed review of existing resource, metallurgical and cost data, analysis of alternate project development strategies, assessment of alternate mining methods, and estimating capital and operating costs. This work was completed in sufficient detail to prepare the Technical Report.

2.1      TERMS OF REFERENCE

         Four deposits comprise the Oyu Tolgoi project: Southwest, South, Central, and Hugo Dummett (formerly the Far North). Throughout this report, Hugo Dummett may be referred to as Hugo, HG, HN (Hugo North) or HS (Hugo South).

         The study team assessed a number of different development alternatives for the Hugo South deposit, including various underground extraction methods and open pit mining, and selected the open pit scenario for this study. SRK was responsible for the underground planning for Hugo South, and AAJV utilized this information to development the plan and costs for Hugo North. Although the Hugo South underground plan is not part of the scenarios depicted in this report, SRK's report is included as Appendix B to provide the basis for the Hugo North plan and costs.

         Information and data for the review and report were obtained from IMMI personnel in Vancouver, Mongolia, and China. IMMI maintained direct responsibility for exploration, resource definition, and resource modeling. AMEC prepared the resource models for IMMI. IMMI was responsible for the design of potential shafts and a decline to access the Hugo South and Hugo North Deposits. IMMI also provided certain cost and financial data that is identified within the report.

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         IMMI was responsible for establishing and directing the metallurgical testwork that forms the basis of the process design. AAJV reviewed the results of this testwork, which was conducted at SGS Lakefield, but has incorporated the results as received.

         This report relies on AMEC's 2003 Technical Reports as well as the collective result of the Scoping Study effort and was assembled from the contributions of the various parties involved. The author of each of these contributions is noted in the report. AAJV has assembled the report and edited the contributions for consistency, format and grammar. However, the responsibility for the content of these sections remains with the original author. In particular AAJV relied on personnel from other consultants who have been identified as Qualified Persons elsewhere in this report.

         All units are in the metric system, except in the mineral resource summary tables where troy ounces and pounds metal are also used. All dollar figures ($) are quoted in United States Dollars.

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3.0      DISCLAIMER

         This Preliminary Assessment includes the use of Inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results predicted by the Preliminary Assessment will be realized.

         The term "ore" is used for convenience throughout this report to denote that portion of the Indicated and Inferred mineral resource that is likely economically extractable, within the limitations of the Scoping Study. The use of the term is not meant to imply that this material falls within the classification of a mineral reserve as determined by the Canadian Institute of Mining and Metallurgy (CIM), Australasian Joint Ore Reserves Committee (JORC), or other similar bodies.

         AAJV has relied on the input of a number of other consultants and Qualified Persons in the preparation of this report. The consultants were noted in Section 2 of this report. The Qualified Persons are:

         -        Ross Oliver, GRD Minproc (Open pit mining)

         -        Geoff Bull, SRK (Underground mining)

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4.0      PROPERTY DESCRIPTION AND LOCATION

         The Oyu Tolgoi property hosts a series of copper-gold-molybdenum mineralised deposits in a mid Paleozoic porphyry system. It is located in the Aimag (Province) of Omnogovi in the South Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China (Figure 4-1). The Oyu Tolgoi property comprises Mining License 6709A (Figure 4-2), which covers an area of 8,496 ha and is centred at latitude 43(degrees)00'45"N, longitude 106(degrees)51'15"E.

4.1      MINERAL TENURE

         IMMI was granted Mining Licenses for the Oyu Tolgoi property and three satellite properties on December 23, 2003, in accordance with the Minerals Law of Mongolia. Also in accordance with this law, IMMI is currently preparing a Feasibility Study to support these licenses. This report will be submitted prior to February 20, 2004. These licenses give the right to IMMI to mine within the bounds of the license area. The licenses are valid for 60 years, with an option to IMMI to extend its license for a further 40 years. These licenses were converted exploration licences that were originally issued to BHP on February 17, 1997.

         The exploration licence fees were US$1.50 per hectare in 2002 and 2003 (6th and 7th years of tenure). Thus, IMMI has paid US$12,744 to the Mongolian government each year since acquiring the property.

         The mining license fees are:

         -        Years 1 - 3: $5.00 /ha

         -        Years 4 & 5: $7.50 /ha

         -        Years 6 on:  $10.00 /ha

         The Oyu Tolgoi property was legally surveyed in August 2002 by Surtech International Ltd.

4.2      PERMITS AND AGREEMENTS

         Upon transfer of the exploration licence, IMMI agreed to a 2% NSR royalty with BHP Billiton. However, the 2% NSR has now been acquired by IMMI. Terms of this transaction require IMMI to pay BHP Billiton a total of US$37 million in two payments, with the final payment of US$20 million to be made by February 5, 2004.

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         Royalties potentially payable to the Mongolian government are governed by Article 38 of the Minerals Law of Mongolia, which states: "Royalties shall be equal to 2.5 per cent of the sales value of all products extracted from the mining claim that are sold, shipped for sale, or used. Royalties shall be equal to 7.5 per cent of the sales value of gold extracted from the placer that are sold, shipped for sale, or used."

         When the areas were covered by exploration licenses, an environmental plan accompanied the annual work plans submitted to the relevant soum, or district (Khanbogd Soum). The original environmental performance bond was posted in 1998 by BHP and is still retained by the soum for the ongoing work. Further requirements for environmental impact assessment are discussed below.

         The soum must also be paid for water and road usage. Payments are computed at the end of each calendar year on the extent of use.

         Archaeological surveys and excavations have been completed for the project area by the Institute of Archaeology at the Mongolian Academy of Science. Archaeological approvals have been granted for disturbance at the site.

4.3      ENVIRONMENTAL IMPACT ASSESSMENT

         Project development for Oyu Tolgoi is currently subject to environmental impact assessment (EIA) in accordance with Mongolian environmental laws. The process was initiated with the completion of the "Oyu Tolgoi Project Environmental Baseline Study" in October 2002. IMMI submitted this document, along with preliminary project descriptions, to the Ministry for Nature and Environment (MNE) for screening. MNE has reviewed the documentation and prepared guidelines for the completion of a detailed EIA.

         Sustainability, an Australian consulting firm, is assisting IMMI with the EIA negotiations with the Mongolian Government and is coordinating the preparation of the appropriate documentation. Mongolian law requires a licensed Mongolian consulting firm to prepare the EIA. Accordingly, IMMI engaged Eco Trade Co Ltd to complete this work. IMMI is tentatively planning to submit the EIA in the first quarter of 2004.

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FIGURE 4-1: LOCATION MAP

                                 [LOCATION MAP]

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FIGURE 4-2: OYU TOLGOI LICENCE IN RELATION TO NEIGHBOURING TENEMENTS

         [OYU TOLGOI LICENCE IN RELATION TO NEIGHBOURING TENEMENTS MAP]

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5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
         PHYSIOGRAPHY

5.1      LOCATION

         The Oyu Tolgoi Project is in the Aimag (Province) of Omnogovi, located in the south Gobi Region of Mongolia. The property is approximately 570 km south of the capital city Ulaanbaatar.

         The elevation of the Oyu Tolgoi property ranges from 1,140 m to 1,215 m above sea level. The topography largely consists of gravel-covered plains, with low hills along the northern and western lease borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property.

5.2      REGIONAL CENTRES AND INFRASTRUCTURE

         There are a number of communities in the South Gobi region. The most prominent is Dalanzadgad, population 14,000, which is the centre of the Omnogovi aimag and located 220 km northwest of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a 6 MW capacity coal-fired power station. IMMI envisions that Dalanzadgad may be suitable as a regional centre for recruiting and training. The closest community to the property is Khanbogd, the centre of the Khanbogd soum. Khanbogd has a population of approximately 2,000 and is located 45 km to the east. Other communities relatively near to the Project include Mandalgovi (population 13,500), which is capital of the Dundgovi aimag and located 310 km north of the project on the road to Ulaanbaatar, Bayan Ovoo (population 1,600), 55 km to the west, and Manlai (population 2,400), 150 km to the north.

5.3      CLIMATE

         The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.

         The average annual precipitation is approximately 80 mm, 90% of which falls in the form of rain with the remainders as snow. Snowfall accumulations rarely exceed 50 mm. Maximum rainfall events of up to 43 mm have been recorded for short-term storm events. In an average year, rain falls on only 25 to 28 days and snow falls on 10 to 15 days. Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the project area with an average total of 29 hours of electrical activity annually. An average storm will have up to 83 lightning flashes a minute.

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         Temperatures range from an extreme maximum of about 36 degrees C to an extreme minimum of about -31 degrees C. The air temperature in wintertime fluctuates between -5 degrees C and -31 degrees C. In the coldest month, January, the average temperature is -12 degrees C.

         Wind is usually present at the site. Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time. The records obtained from 9 months monitoring at the Oyu Tolgoi Project weather station show that the average wind speed in April is
         5.5 m/sec. However, windstorms with gusts of up to 40 m/sec occur for short periods. Winter snowstorms and blizzards with winds up to 40 m/sec occur in the Gobi region between 5 and 8 days a year. Spring dust storms are far more frequent and these can continue through June and July.

5.4      PHYSIOGRAPHY

         The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. Several ephemeral streams cross the lease area and flow for short periods immediately after rainfall. Water is widely available from shallow wells.

         The Oyu Tolgoi property is relatively flat with occasional exposed bedrock. This topography will be amenable to the construction of the necessary infrastructure, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites.

5.5      SEISMICITY

         Knight Piesold completed a preliminary seismicity review from the Global Seismic Hazard Assessment Map, which is normally a reasonable reference source to conduct this level of review.

         The map indicates that the site lies within a very high hazard zone with a 475 year return period, peak ground acceleration of 0.4 to greater than 0.48 g.

         A brief review of the worldwide seismic databases by Knight Piesold determined that there is a paucity of records for the Oyu Tolgoi area. An important component of the feasibility study will be to review all available records of seismic events to allow a reasonable interpretation for design purposes. A detailed seismic assessment, including a risk evaluation, will be required to develop the design criteria and to minimise the design level. While this is likely to result in a high seismic zoning and high ground acceleration values for design, the analysis could also result in a downgrading of one or even two zones.

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5.6      TRANSPORTATION INFRASTRUCTURE

         IMMI currently accesses the property from Ulaanbaatar either by an unpaved road, via Mandalgovi (a 12-hour drive under good conditions), or by air. IMMI has constructed a 1,600 m long gravel airstrip at the site. The Trans-Mongolian Railway, which crosses the Mongolia-China border approximately 420 km east of the property, traversing the country from southeast to northwest through Ulaanbaatar between Russia and China. The Chinese government has upgraded 226 km highway from Gushaan Suhait to Wuyuan, providing a direct link between the Mongolian border crossing, 80 km south of Oyu Tolgoi, and the Trans-China Railway system (Figure 5-1). IMMI has entered into negotiations with Mongolian and Chinese government authorities to extend the highway the final 80 km to the Oyu Tolgoi project site.

FIGURE 5-1: TRANSPORTATION INFRASTRUCTURE

                      [TRANSPORTATION INFRASTRUCTURE MAP]

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5.7      OTHER RESOURCES

         The Mongolia government has previously conducted extensive exploration for water resources in the south Gobi region and a number of such resources were discovered. Several possible sources of water lie within 20 to 60 km of the project site.

         A major thermal coal deposit is located at Tavan Tolgoi, approximately 110 km westnorthwest of Oyu Tolgoi. A study on the deposit conducted in 1999 by NorWest Mine Services Ltd., a Canadian consulting firm, estimated that the resource at Tavan Tolgoi and the immediate surrounding deposits totalled 6.4 billion tonnes of coal. There are also additional coal resources in the region.

         IMMI has located a good quality limestone deposit 75 km to the south of Oyu Tolgoi that appears suitable for providing the quicklime requirements for the project. Additional analysis is required during the feasibility study to assess this deposit and to determine the relative economic and non-economic benefits of utilising this limestone versus purchasing lime from China.

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6.0      HISTORY

         A minor amount of copper was recovered from malachite and chrysocolla at the South deposit during the Bronze Age, as indicated by small circular pits and minor copper smelting slag (Tseveendorj and Garamjav, 1999).

         The Oyu Tolgoi district was explored by a joint Mongolian and Russian regional geochemical survey during the 1980s, when the Central deposit area was identified as a molybdenum anomaly. Dondog Garamjav (now senior geologist with IMMI) first visited Oyu Tolgoi in 1983 and found evidence of alteration and copper mineralisation at the South Deposit. In September 1996, he brought a team of Magma Copper geologists to the area, who identified a porphyry copper leached cap nearby. Exploration tenements were secured in late 1996.

         During the 1997 field season, BHP, which had acquired Magma Copper, carried out geological, geochemical and geophysical surveys and completed a six-hole diamonddrilling program of 1,102 m (Perello, 2001). This program was designed to test the potential for secondary chalcocite mineralisation at the Central deposit and for hypogene copper-gold mineralisation at the South deposit. Drill hole OTD3 at Central intersected 10 m of 1.89% copper from 20 m below surface, and drill hole OTD4 at the South deposit encountered 70 m of 1.65% copper and 0.15 g/t gold at a depth of 56 m. A second drilling program of 17 widely spaced, relatively shallow holes (2,800 m total) was completed in 1998. Based on the results of this drilling, BHP in 1999 estimated a preliminary resource of 438 Mt averaging 0.52% copper and 0.25 ppm gold (Perello, 2001).

         BHP shut down its exploration in Mongolia in mid-1999 and offered its properties for joint venture. IMMI visited Oyu Tolgoi in May 1999 and made an agreement to acquire 100% interest in the property, subject to a 2% Net Smelter Royalty (NSR). IMMI completed all of its earn-in requirements by June 2002 and became the owner of the property. In November 2003 IMMI acquired the 2% NSR royalty retained by BHP Minerals International Exploration, a subsidiary of BHP-Billiton(1). IMMI carried out 8,000 m of reverse circulation (RC) drilling in 2000, mainly at the Central deposit, to explore the chalcocite blanket discovered earlier by BHP-Billiton. Based on this drilling, IMMI estimated an indicated resource of 31.7 Mt at 0.80% copper and an additional inferred resource of 11.2 Mt grading 0.78% copper (Cargill, 2002). In 2001, IMMI continued RC drilling, mostly in the South deposit area, to test possible oxide resources, and then completed three diamond drill holes to test the deep hypogene copper-gold potential. Hole 150 intersected 508 m of chalcopyrite-rich mineralisation grading 0.81% copper and 1.17 g/t gold. Hole 159 intersected a 49 m thick chalcocite

-------------------
(1) BHP and Billiton merged in 2001.

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         blanket grading 1.17% copper and 0.21 g/t gold, followed by 252 m of hypogene covellite mineralisation grading 0.61% copper and 0.11 g/t gold.

         These three holes were sufficiently encouraging for IMMI to mount a major follow-up drill program. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite-chalcopyrite-rich mineralisation in hole 270, starting at a depth of 222 m. This hole marked the discovery of the Hugo Dummett deposit.

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7.0      GEOLOGICAL SETTING

7.1      REGIONAL GEOLOGY

         Oyu Tolgoi occurs in an early to mid Paleozoic island arc environment, which is part of the Gurvansayhan terrane (Badarch et al., 2002). This terrane hosts several other South Gobi porphyry deposits, including Tsagaan Survarga (140 km northwest of Oyu Tolgoi). The terrane is composed of lower to mid Paleozoic metasediments and island arc basalts that rest upon a lower Paleozoic ophiolite complex. The structure of the terrane is complex and is dominated by imbricate thrust sheets, dismembered blocks and melanges (Badarch et al., 2002). Devonian to Carboniferous diorite and monzodiorite intrusive complexes appear to be spatially (and genetically?) associated with a major northeast-trending suture zone termed the East Mongolian Fault Zone. This suture, thought to be active from mid Paleozoic to Mesozoic times, forms the southern boundary of the Gurvansayhan terrane. On the northwest margin of the Gurvansayhan terrane (100 to 130 km northwest of Oyu Tolgoi) several other copper-gold porphyry systems and high-sulphidation alteration zones occur in an east-northeast-trending belt (e.g., Kharmagtai, Shuteen).

         The arc terrane, at 50 km scale around Oyu Tolgoi, is dominated by basaltic volcanics and intercalated volcanogenic sediments, intruded by plutonic-size hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition. Carboniferous sedimentary rocks (identified by plant fossils) overlie this assemblage, including parts of the Oyu Tolgoi exploration area. In addition, the largest magmatic system near Oyu Tolgoi (7 km from porphyry alteration) is the Lower Permian, Naalkalic Hanbogd Complex. The Hanbogd Complex appears to comprise two adjacent sub-circular intrusions up to 35 km in diameter, possibly emplaced along N70E structures. Satellite imagery reveals a concentric structure, which correlates to abundant pegmatite dykes. The pegmatites are enriched in Rare Earth elements and Zr. The Hanbogd Complex has a flat roof, as indicated by numerous basaltic wall rock roof pendants, and may therefore have a "pancake" or lopolithic structure.

7.2      OYU TOLGOI PROPERTY GEOLOGY

         The Oyu Tolgoi property consists of a rectangular block approximately 10 km by 8 km in area in which at least four areas of mineralisation are found: South deposit, Southwest deposit, Central deposit and the Hugo Dummett deposits. In general, outcrops are sparse and constitute less than 20% of the area. A Neogene(?) piedmont outwash deposit forms a flat terrace dipping gently to the south and occupies a north-northwest-trending zone in the centre of the exploration block. This unit comprises red

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         clay and gravel and is up to 40 m thick. Two major south-southeast drainages incise this terrace and are filled by Quaternary sands and gravels.

         A tentative hardrock stratigraphy is based mainly on drilling data, as well as detailed mapping of the exploration block (1:5000 scale), is shown in Figure 7-1. It comprises, from youngest to oldest:

         -        Dacite flow units

         -        Basaltic and andesitic tuff and flow units

         -        Upper Sedimentary sequence

         -        Lower Sedimentary sequence

         -        Dacitic pyroclastic units

         -        Augite Basalt flow and related breccias

         -        Andesitic volcaniclastic units

         A wide variety of felsic to mafic dykes is found throughout the exploration block and in drill holes. Post mineral dykes comprise basalt, rhyolite, hornblende-biotite andesite, and biotite granodiorite intrusive units. The property also contains variably altered and mineralised porphyritic quartz monzodiorite dykes that may be genetically related to the copper-gold porphyry systems.

         Major structures trend N35E and N70E based on satellite imagery and geophysical interpretations. In addition, recent work in the sedimentary covered northern part of the property (Hugo Dummett region) has confirmed the occurrence of folded stratigraphy. Ongoing studies are attempting to unravel the attitude and extent of the folding event.

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         FIGURE 7-1: STRATIGRAPHIC UNITS

         [STRATIGRAPHIC UNITS FIGURE]

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7.3      SOUTHWEST DEPOSIT

         The Southwest deposit is an gold-rich porphyry system, characterized by a pipe-like geometry, encompassing a high-grade core (>1 g/t Au) about 250 m in diameter and extending over 700 m vertically. The deposit is centred on small (metres to tens of metres wide) quartz monzodiorite dykes, possibly oriented N70E. Over 80% of the deposit is hosted by massive porphyritic augite basalt. Strong quartz veining (>20% volume) and secondary biotite alteration define the core of the porphyry system. There is no outward sericite zone; instead, weak epidote occurs at about a 600 m radius. The high-grade core is enclosed by a large low-grade ore shell (0.3% Cu; 0.3 g/t Au), 600 m by 2,000 m in area. The system is low sulphide (<5%), and the copper-gold is related to chalcopyrite. Bornite is minor (<20%). Moderate to strong hydrothermal magnetite and gypsum-anhydrite mineralisation are characteristic.

         The porphyry system is related to several generations of porphyritic quartz monzodiorite (Qmd) dykes intruding massive porphyritic augite basalt. The earliest Qmd dykes (OT-Qmd) occur in the high-grade core of the deposit; they are small (metres to tens of metres wide) and may be discontinuous between drill holes. The OT-Qmd dykes are strongly quartz-veined (>20% by volume) and exhibit intense sericite alteration that overprints and obscures early K-silicate alteration (mainly biotite). Detailed logging suggests that the OT-Qmd is a multiply injected dyke swarm intruded as high-temperature quartz veining and K-silicate alteration developed, with later dykes entraining early quartz vein clasts (but not sulphide mineralisation).

         On the northwest and east side of the high-grade core, relatively large quartz monzodiorite dykes (10 m to 50 m wide) with moderate to strong sericite alteration and weak sulphide mineralisation are intruded in N25E to N70E directions. These dykes are regarded as intra- to post-mineral, but although they delimit the high-grade core of the deposit, they generally are not observed to cut high-grade mineralisation. Hence the role of these dykes may be to provide a structural focus for the late mineralising fluids. They also host sporadic gold-rich base metal veins at a radius of about 600 m from the centre of the high-grade zone. The east side of the deposit is interpreted from ground-magnetics and drill data to comprise an N25E-trending 80NW-dipping structural zone intruded by the late quartz monzodiorite dykes. Since these dykes dip to the northwest, they underlie the high-grade orebody at depths >800 m. Although weakly copper-mineralised, the N25E dyke zone exhibits Au:Cu ratios of <1 (Au in g/t, Cu in %), a characteristic of the adjacent South deposit rather than the Southwest deposit. Strongly sericite-altered dykes along the N25E fault zone may represent the root zones for high sulphidation alteration, of which remnants are preserved in a downfaulted corridor extending north-northeast from the Southwest deposit.

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         In the core of the Southwest deposit, early K-silicate alteration and quartz veining was followed by volumetrically minor implosion breccias characterized by shard-like, angular clasts of quartz vein, OT-Qmd and biotite-altered basalt wall rock clasts. These breccias contain early chalcopyrite as clasts or mineralised fragments, but also exhibit late pyrite-chalcopyrite mineralisation in their matrix. A highly irregular xenolithic quartz monzodiorite (i.e. entraining the breccia clasts) intrudes the implosion breccia. This intrusion varies from relatively unaltered to intensely altered and exhibits spectacular zones of coarse minerals including biotite, muscovite, tourmaline, pyrite and albite. Tourmaline occurs in rosettes up to 20 cm in diameter, while other coarse minerals may form crystals up to centimetres in size. Patches of massive pyrite and interstitial bornite occur locally with the "coarse mineral" alteration. These alteration assemblages show an evolution to strong hydrolytic alteration in the core of the deposit, coupled with final stages of mineralisation and quartz monzodiorite intrusion.

7.4      SOUTH DEPOSIT

         The South deposit is a copper porphyry deposit, developed mainly in basaltic volcanics and related to small, strongly-sericite altered quartz monzodiorite dykes. It is characterized by secondary biotite, magnetite and moderate intensity quartz veining (10% by volume), with strong late-stage overprinting by sericite-chlorite-smectite (intermediate argillic alteration). The main sulphide minerals are chalcopyrite and bornite. Unlike the nearby Southwest system, it is not gold-rich. The geometry of the system is poorly understood, but the prospect area covers about 400 m by 300 m in area, and mineralisation extends to depths of over 500 m.

         The South deposit is located at Turquoise Hill, where secondary copper as malachite and minor turquoise has been exploited, possibly during the Bronze Age period. The main oxide cap corresponds to Turquoise Hill, and malachite covers an area of 300 m by 80 m along a northwest-oriented ridge. Three ancient pits are located along this ridge. The oxide zone is 40 m thick and assays up to 4% Cu over 2 m drill core samples, but overall grades are not known. Two smaller areas of malachite, each about 100 m by 30 m, occur nearby on lower topographic ridges. The RC collar in hole OTRCD149, drilled to test the northern flank of Turquoise Hill near the ancient pits intersected 29 m grading 1.83% copper starting at surface in the malachite-rich zone. Hypogene porphyry mineralisation beneath the oxide cap is mainly chalcopyritebornite in basaltic volcanics with low pyrite content. Possibly due to the low sulphide content, chalcocite is not widely developed.

         The South deposit is intruded by sericite-altered quartz monzodiorite dykes, with weak to locally strong copper mineralisation, and by post-mineral andesite, rhyolite and basalt dykes. The post-mineral dykes are usually small (metres) but may occupy up to

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         50% of the rock volume. However one major east-west trending, highly irregular rhyolite dyke is up to 50 m thick in places.

         The South deposit is bounded on its north and south sides by major N70E-oriented faults. Based on limited drill data and ground magnetic response, the northern fault juxtaposes a thick sequence of sedimentary rocks ((Tilde)200 m thick) that cap highsulphidation alteration and mineralisation against the South deposit, while the southern fault appears to delimit different and largely unmineralised volcanic and sedimentary rocks.

7.5      CENTRAL DEPOSIT

         The Central deposit includes high-sulphidation (covellite-chalcocite-enargite) and copper-gold (chalcopyrite-gold) porphyry styles, as well as a chalcocite enrichment blanket. High-sulphidation (HS) alteration and mineralisation are telescoped onto an underlying gold-rich porphyry system. The HS system is centred on multiple intruded quartz monzodiorite dykes characterized by a high intensity of porphyry-related quartz veining. The quartz monzodiorite
         (QMD) dykes have a complex geometry, and consequently their distribution and structural controls are poorly understood. Recent studies by Pollard and Taylor recognize up to 6 QMD phases, of which three are most common and can be differentiated in normal core logging. They intrude porphyritic augite basalt and possibly dacitic ash flow tuff, but volcanic rocks may comprise less than 20% of the deposit at upper levels (0 to 300 m depth).

         The Central deposit is partly exposed as an elevated hill consisting of intensely clayaltered, silicified and quartz-veined quartz monzodiorite, and minor tectonic breccia. A vertical profile exhibits an oxide zone 40 m to 60 m, usually devoid of mineralisation, overlying a chalcocite enrichment zone (up to 40 m thick), followed downward by pyrite-covellite-hypogene chalcocite that may extend to depths of more than 400 m. The covellite-chalcocite zone is pyritic ((Tilde)10%) and is hosted by buff coloured advanced argillic-altered quartz monzodiorite. The best covellite-chacocite mineralisation correlates to the highest intensity of quartz veining, suggesting that this mineralisation is inherited from earlier porphyry copper mineralisation.

         Current interpretations of the Central deposit (principally as defined by covellite-chalcocite and advanced argillic alteration) indicate it may be somewhat "funnel-shaped," suggesting that high-sulphidation alteration extended upward to a paleosurface. Laterally at the margins and at depth, the advanced argillic zone shows a transition to intermediate argillic and chlorite alteration assemblages that overprint early biotite alteration. Chalcopyrite mineralisation at these margins is commonly gold-rich, either relict from early gold-rich porphyry mineralisation or possibly HS-related.

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7.6      HUGO DUMMETT DEPOSIT

         The Hugo Dummett deposit is the northernmost of at least three mineralised centers comprising the Oyu Tolgoi copper-gold porphyry/high-sulfidation mineralised system. The deposit extends over a strike length of 2.6 km and appears to be bound on the northern end by a ENE trending, late high angle reverse fault that juxtaposes quartz monzodiorite intrusive rock, outcropping to the north of the deposit with the barren sediments that overlie the deposit. Underlying these sediments are dacitic ash flow tuffs and phyric basalt that constitute the principal host rocks of the deposit. These volcanic and volcaniclastic rocks appear to be folded into a monocline having its flat lying limb as the central core of the deposit and a steeply east dipping limb that bounds the eastern flank of the deposit. The western boundary of the monocline is cut by a steeply dipping to vertical fault referred to as the West BAT Fault.

         Quartz-monzodiorite (QMD) intrusions with varying degrees of chalcopyrite, pyrite mineralisation intrude into the underlying basalts as fingers and dykes irregularly along the strike extent of the Hugo Deposit. At the northern end of Hugo North, an intensely quartz stockworked QMD has been intersected in several deep holes proximimal to a significant increase in gold content of the bornite-rich mineralisation hosted by both the quartz-rich basalt and the QMD. In OTD514 the gold:copper ratio increases from <1:10 to >1:1 with increasing depth.

         Bornite, chalcopyrite mineralisation is centered on a zone of intense quartz veining that extends along the axis of the entire deposit. Highest grade mineralisation corresponds to zones of >90% quartz, which may be over 80 m thick in drill core. In long section the quartz vein zone, and corresponding high grade mineralisation (>2% Cu) is flat lying or dips at moderate angles to the north. The northerly plunge of the deposit is also in part due to a series of N70E and East-West cross faults that step the deposit down to the north. In cross section, it can be modeled as elliptical grade shells perpendicular to the vein zone extent, with dimensions up to 300 by 500 m, and oriented with the long axis of the ellipse approximately parallel to bedding.

         Host rocks are differentially altered. The dacitic ash flow tuff is intensely advanced argillic altered, including, quartz, pyrophyllite, andalusite, topaz, crandallite, alunite, diaspore, zunyite, kaolinite and late dickite. The augite basalt is altered to sericite, kaolinite, minor chlorite and locally pyrophyllite (typically at the ash flow tuff contact). At least locally strong hematite alteration encloses zones of intense advanced argillic alteration, and hematite typically forms a transitional zone to sericite-chlorite altered basaltic rocks below the ash flow tuff. Early K-silicate alteration is suspected to have been present in at least some Qmd intrusions and related wall rocks and spatially linked to the zone of intense quartz veining. K-silicate alteration is recognized in the basalt as biotite, although it is partly obscured by the above assemblages. Strongly

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         mineralised intrusions are encountered mainly in the Hugo Dummett North deposit. These intrusions are characteristically red, and contain abundant quartz veins. Late, weakly to moderately mineralised Qmd intrusions contain sparse quartz veins and are typically sericite-altered.

         The Hugo Dummett area contains multiple unmineralised pre and post mineral dykes, that appear to trend northerly (still open to interpretation) and include pre-mineral(?) biotite granodiorite; late to post mineral biotite-hornblende andesite; and post mineral basalt and rhyolite dykes. The biotite granodiorite dykes are very prominent along the entire western flank of the deposit and in Hugo North they change from steeply dipping, 10 to 20 m thick dykes flanking the western edge of the > 2% copper grade shell into a large intrusive mass, similar to a dacitic dome, > 100 m to 200 m in thickness in the overlying barren sediments.

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8.0      DEPOSIT TYPES

         The Oyu Tolgoi deposits are copper-gold porphyry and related high-sulphidation copper-gold mineralisation types. Copper-gold porphyry deposits are low-grade bulk tonnage, where copper sulphides are finely disseminated in a large volume of rock. High-sulphidation copper-gold deposits for Oyu Tolgoi have similar characteristics, and both types are amenable to large-scale open pit or underground mining methods.

         Interpretation on the genesis of the high grade Hugo Dummett deposit is still evolving. Current thinking involves a variable depth to source implying multiple intrusions emplaced at varying depths and a prolonged period of magmatic activity. This activity cooled over time and resulted in the vertical telescoping of the mineralising system. This scenario should be viewed as a quartz rich cupola sitting above a zone of quartz stockwork over a shallower intrusive that caused "ponding" of mineralising fluids under the ignimbrite contact to form the highest grade (copper and gold) mineralisation.

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9.0      MINERALIZATION

9.1      SOUTHWEST DEPOSIT

         Copper-iron sulphide mineralisation in the Southwest deposit consists mainly of finely disseminated pyrite-chalcopyrite and minor bornite. The mineralisation is related to a late-stage sericite and sericite-chlorite-albite overprint, which affects the quartz monzodiorite intrusions and basaltic wall rocks, respectively. Molybdenite is also common but occurs mainly on late structures. Bornite is subordinate to chalcopyrite and is estimated to comprise less than 20% of the copper mineralisation. The bulk of the orebody is within basaltic wall rocks, with less than 20% hosted by quartz monzodiorite. Mineralization is characterized by high Au content. Gold:copper ratios (gold in g/t, copper in %) vary from 0.5 to 3, with highest ratios in the deeper part of the deposit and possibly in the core of the porphyry system.

9.2      SOUTH DEPOSIT

         Copper-iron sulphide mineralisation at the South deposit consists of finely disseminated pyrite-chalcopyrite and bornite. Bornite may be dominant in the most strongly mineralised zones (copper>1%). As at Southwest, molybdenite occurs locally on late-stage structures.

9.3      CENTRAL DEPOSIT

         The Central deposit contains several styles of mineralisation; volumetrically the most important is finely disseminated pyrite-covellite-chalcocite. The covellite mineralisation generally averages about 0.7% Cu and is characterized by high pyrite content (7% to 10%). In addition, it is mineralogically complex and contains minor amounts of chalcopyrite, bornite, enargite, tetrahedrite and tennantite.

         A chalcocite enrichment blanket (up to 40 m thick) is developed over parts of the Central deposit and usually corresponds directly to the most strongly quartz-veined zones in quartz monzodiorite. The quartz-veined zones are also typically strongly covellite mineralised, thereby suggesting an inheritance from earlier porphyry mineralisation, although there are exceptions where strong covellite correlates to the intensity of advanced argillic alteration rather than quartz vein intensity. However, polished section mineralogy indicates that the chalcocite is derived from chalcopyrite-bornite (shown by relict grains enclosed in chalcocite) and is therefore directly from the porphyry progenitor rather than indirectly from covellite. The base of the supergene chalcocite zone is mixed with covellite over metres to tens of metres.

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9.4      HUGO DUMMETT DEPOSIT

         High grade copper mineralisation at Hugo Dummett occurs predominantly as bornite, chalcocite and chalcopyrite. Pyrite, enargite, tennantite-tetrahedrite occur in subordinate amounts mainly in the Hugo Dummett South deposit. Sulphide associations correlate to the nature of alteration, which in turn is partly dependent on the host rock, but also exhibit a lateral zonation from the core of the high grade shell ellipse. A typical sulphide zonation from the high grade copper core to low grade copper mineralisation is, bornite + chalcocite, followed outward to chalcopyrite (+/- tetrahedrite-tennantite) and then finally pyrite (+/- enargite). Enargite, bornite + pyrite, and locally covellite are common sulphide minerals in the ash flow tuff. A large part of the Hugo Dummett South deposit is hosted by ash flow tuff, while in contrast, the high grade mineralisation at Hugo Dummett North is almost entirely within basalt. Bornite + chalcocite - chalcopyrite with minor, enargite, tetrahedrite-tennantite occur in the basalt and Qmd intrusions. Molybdenite occurs locally in all rock types. Gold
         (ppm): copper (%) ratio's over much of the deposit are 1 : 10, but in strongly quartz-veined Qmd intrusions and adjacent wall rocks encountered in Hugo Dummett North, gold: copper ratio's increase to 1 : 1. These high gold ratio's correlate with bornite.

9.5      OXIDIZED ZONE

         A deep oxidized zone occurs at Oyu Tolgoi. Although present water tables are in the order of 6 m to 8 m below the surface (average elevation 1,160 m), paleowater tables (which may be related to deep weathering during the Cretaceous) are 40 m to 60 m deep over most of the deposits. Owing to high pyrite contents inherent to high-sulphidation alteration, the Central deposit is characterized by 40 m to 60 m of highly leached, soft white clay with limonite and minor jarosite on fractures. A 5 m thick siliceous regolith above the clay covers a small hill at Central. At the South deposit, which is also a hill, malachite and minor turquoise occur in the oxide zone to depths of 40 m (or base of oxidation). This mineralisation is developed above richer zones of chalcopyrite-bornite mineralisation. At the South deposit, hypogene copper (sulphides) are almost completely removed in the oxide zone, but at Southwest, the oxide zone assays low-grade copper and gold. This is possibly due to partial depletion of sulphide, but it is also likely that high-grade mineralisation does not reach the present surface, as Au : Cu ratios are unchanged.

         Because of the low sulphide contents of South and Southwest, no significant supergene chalcocite has developed. The host rocks are dominated by basalt, and so the oxidized zone is characterized by green-yellow clays (possibly chlorite-smectite) and limonite on fractures. Calcite filling fractures is also common within the oxide zone over basaltic rocks.

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10.0     EXPLORATION

         Exploration at Oyu Tolgoi has been mainly by remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity and gradient array induced polarization (IP), as well as extensive drilling. Gradient array IP has been conducted on north-south and subsequently east-west lines at 200 m line spacing, with electrode spacing up to 11 km. Drill holes have been targeted to test IP chargeability targets or structural zones. Outcropping prospects (Southwest, South and Central) have been mapped at 1 : 1000 scale. The central part of the exploration block was mapped at 1 : 5000 scale in 2001, and the entire block was mapped at 1 : 10,000 scale in 2002. As described below, geophysical methods have been the most important exploration tool.

         The initial geophysical surveys conducted by BHP in 1996 consisted of airborne magnetics, ground magnetics and gradient array IP. The airborne magnetic survey was flown on 300 m spaced east-west lines approximately 100 m above surface level. The ground magnetic survey and IP survey were on 250 m line spacing; the latter showed chargeability anomalies over Central, South and Southwest.

         In 2001, subsequent to the Southwest high-grade discovery hole OTD150, IMMI contracted Delta Geoscience to conduct gradient array IP on 100 m spaced north-south lines over the 3 km by 4 km core block of Oyu Tolgoi. Using multiple current electrode (AB) spacing ranging from 1,000 m to 3,600 m, the sulphide assemblages in Southwest, South and Central deposits were clearly defined on all of the AB plans, indicating significant vertical depth extents for the mineralisation in all zones. The IP also defined a large, semi-circular feature with the Central deposit on the southern side and the Hugo Dummett IP anomaly on the north side. Considerable speculation regarding the origin of this feature ensued, including the possibility of a pyritic halo surrounding a porphyry copper core to sulphides, or a ring structure around a volcanic caldera. Drill testing on 200 m spaced holes along the east-west extension of the Hugo Dummett IP anomaly ultimately resulted in the drilling of hole OTD270 at the eastern end of the anomaly. This proved to be the discovery hole for Hugo South.

         With the recognition that the Hugo Dummett high-grade copper zone might be trending north-northeast, Delta Geoscience re-oriented the IP survey lines to east-west and re-surveyed the core block of Oyu Tolgoi on 100 m spaced lines using multiple AB current electrode spacing. This survey resulted in an entirely different chargeability signature that now appears to reflect a continuous zone of sulphide mineralisation extending north-northeasterly from the southwest end of the Southwest deposit through to the northernmost extent of the property, for a total strike length of approximately 5 km.

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         The Southwest deposit high-grade, near-vertical pipe clearly responds on this survey, becoming tightly constrained with depth. The Central deposit mineralisation now trends north to northeasterly and continues to be the dominant chargeability feature on the IP map, reflecting concentrations of pyrite up to 10% and the central covellite core of the high-sulphidation system. Extending north-northwesterly from Central, the strong IP anomaly reflecting 4% to 6% pyrite mineralisation extends through Hugo Dummett, with the high-grade copper mineralisation intersected in hole OTD270 and subsequent drill holes flanking it on the east side. The contrast between the copper-rich sulphide mineralisation and the pyrite-rich mineralisation reflects the overall sulphide concentration and the depth of burial of the copper-rich zone.

         Detailed total field, ground magnetic surveys, reading 25 m by 5 m and 50 m by 10 m centres, have been completed over the full Oyu Tolgoi tenement. Although done in two surveys, the data were merged to produce a high-quality magnetic image of the block. The structural fabric of the property is clearly reflected by the magnetic survey, as are the hydrothermal magnetite-altered basalts underlying South and Southwest deposit. The magnetite-rich, unmineralised basalts underlying the southern boundary of the property and buried under sedimentary cover on the east side are also clearly distinguished. The subtle, elongated magnetic features flanking the Hugo Dummett copper-rich zone may be related to deeply buried, hydrothermal magnetite-rich basalt similar to Southwest.

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11.0     DRILLING

         Diamond drill holes are the principal source of geological and grade data for the Oyu Tolgoi project. BHP had drilled 23 holes when IMMI acquired the project. IMMI started drilling in 2001 and continued through 2002 and 2003 (currently ongoing). As of the mineral resource cut-off date of 30 January 2003 for Southwest, South and Central deposits, drilling totalled just over 46,200 m in 74 drill holes for Southwest, 7,500 m in 23 drill holes for South and just over 26,700 m in 57 drill holes for Central. As of the mineral resource data cut-off date of 1 November 2003 for Hugo Dummett, the drilling that produced assay data for that area totals 129,680 m in 136 drill holes. The holes drilled at Southwest, South and Central deposits generally range in length from 60 to 1200 m, averaging 610 m. The Hugo Dummett deposit holes generally range in length from 330 m to 2,000 m, averaging 950 m. The locations of the drill holes are shown in Figure 11-1.

         Drilling was done by wireline method with H-size (HQ, 63.5 mm nominal core diameter) and N-size (NQ, 47.6 mm nominal core diameter) equipment using up to 14 drill rigs. Upon completion, the collar and anchor rods were removed and a PVC pipe inserted into the hole. Each hole collar was marked by a cement block inscribed with the hole number. Drilling in the latter half of 2003 included multiple daughter holes drilled from within the parent drill hole. In this technique, a bend is placed in the parent hole at the location where the planned daughter holes are to branch off. The bend is achieved by means of a Navi-Drill(R) (navi) bit, which is lowered down the hole to the desired depth and aligned in the azimuth of the desired bend. When the navi motor is operating, the rods do not rotate but remain stationary, holding the navi motor at the desired azimuth. The navi bit rotates at the bottom of the hole by pumping water down the hole under pressure. As the navi bit advances, a bend is achieved at the rate of 1 degrees every 3 m. For example, to achieve a 15 degrees bend in the hole, a 45 m interval is required. No core is recovered from the navi-drilled interval. Once the parent hole is completed, a daughter hole is initiated by rotating the rods to cut a lip in the bend, with the bit positioned at the desired start point of the daughter hole. A chrome barrel, which is more rigid than a standard barrel, is often used for this operation. Once a new hole has been started, the navi bit can be used if necessary to direct the hole in any direction required.

         Drill hole collars were located respective to a property grid. Proposed hole collars and completed collars were surveyed by a Nikon Theodolite instrument relative to 18 survey control stations established during a legal survey of the property in August 2002. The drill holes were drilled at an inclination of between 45 degrees and 90 degrees, with the majority between 60 degrees and 70 degrees. Holes were drilled along 035 degrees and 125 degrees azimuths in Southwest and South, 0 degrees and 180 degrees azimuths in Central, and 0 degrees, 125 degrees and 305 degrees

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         azimuths in Hugo Dummett. Down-hole surveys were taken about every 50 m by the drill contractor using a multi-shot measurement system (RANGER survey instrument). This system has only been in use for drill holes OTD290 and greater. Earlier drilled holes used a single-shot Sperry Sun instrument.

         Standard logging and sampling conventions were used to capture information from the drill core. The core was logged in detail onto paper logging sheets, and the data was then entered into the project database. The core was photographed before being sampled.

         AMEC reviewed the core logging procedures at site. Drill core was found to be well handled and maintained. Material was stored as stacked pallets in an organized "core farm". Data collection was competently done. IMMI maintained consistency of observations from hole to hole and between different loggers by conducting regular internal checks. Core recovery in the mineralised units was excellent, usually between 95% and 100%. Very good to excellent recovery was observed in the mineralised intrusive sections checked by AMEC. Overall, the IMMI drill program and data capture were performed in a competent manner.

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FIGURE 11.1: NOVEMBER 2003 DRILL HOLE COLLAR PLAN-HUGO DEPOSIT

                          [DRILL HOLE COLLAR PLAN MAP]

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12.0     SAMPLING METHOD AND APPROACH

         Rock sampling for resource estimation was conducted on diamond drill core obtained from holes drilled between May 2001 and November 2003 in the all deposit areas. Collar spacing was approximately 100 m. The holes were up to 2,000 m long and inclined between 45 degrees and 90 degrees.

         Samples were taken at 2 m intervals down the drill holes, excluding barren dykes that extend more than 10 m along the core length. NQ and HQ core sizes were routinely used, and one-half of the core was taken for sampling.

         Since there were no adverse factors that would affect quality, all samples collected to date are considered representative of the mineralisation being investigated. The core was split with a rock saw, flushed regularly with fresh water. Core recovery was good, with relatively few broken zones. To prevent sampling bias, the core was marked with a continuous linear cutting line before being split. Samples were placed in cloth bags and sent to the on-site preparation facility for processing.

         Reject samples were stored in plastic bags inside the original cloth sample bags, were placed in bins on pallets and stored at site. Duplicate pulp samples were stored at site in the same manner as reject samples. Pulp samples used for assaying were kept at the assaying facility for several months, then transferred to a warehouse in Ulaanbaatar.

         Significant composited assays are shown as Appendices in previous AMEC Technical Reports on Oyu Tolgoi and Hugo Dummett deposits and are not duplicated here.

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13.0     SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1     SAMPLE PREPARATION AND SHIPMENT

         Split core samples were prepared for analysis at an on-site facility operated by SGS-Analabs Pty. Ltd (SGS Analabs). The samples were then shipped under the custody of IMMI to Ulaanbaatar, where they were assayed at a laboratory facility operated by SGS Analabs. The laboratory was certified under ISO 9002:1994, which was due to lapse 15 December 2003. SGS Analabs propose to seek certification under ISO 9002:2000 in April 2004. All sampling and QA/QC work was overseen on behalf of IMMI by Dale A. Sketchley, M.Sc., P.Geo., a geological consultant employed by Acuity Management Ltd.

         The samples were initially assembled into groups of 15 or 16, and then 4 or 5 quality control samples were interspersed to make up a batch of 20 samples. The quality control samples comprised one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu if higher grade mineralisation was present based on visual estimates). The two copper SRMs were necessary because SGS Analabs used a different analytical protocol to assay all samples >2% Cu. The split core, reject, and pulp duplicates were used to monitor precision at the various stages of sample preparation. The field blank can indicate sample contamination or sample mix-ups, and the SRM was used to monitor accuracy of the assay results.

         The SRMs were prepared from material of varying matrices and grades to formulate bulk homogenous material. Ten samples of this material were then sent to each of at least seven international testing laboratories. The resulting assay data were analyzed statistically to determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits. Blank samples were also subjected to a round-robin program to ensure the material was barren of any of the grade elements before they were used for monitoring contamination.

         A total of 33 different reference materials were developed and used to monitor the assaying of six different ore types made up of varying combinations of chalcopyrite, bornite, primary and supergene chalcocite, enargite, covellite, and molybdenite.

         Split core samples were prepared according to the following protocol:

         -        The entire sample was crushed to 90% minus 2 to 3 mm.

         - A 1 kg sub-sample was riffle split from the crushed minus 2 to 3 mm sample and pulverized to 90% minus 75 (mu)m (200 mesh).

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         -        A 150 g sub-sample was split off by taking multiple scoops from the pulverized 75 (mu)m sample.

         - The 150 g sub-sample was placed in a kraft envelope, sealed with a folded wire or glued top, and prepared for shipping.

         All equipment was flushed with barren material and blasted with compressed air between each sampling procedure. Screen tests were carried out on crushed and pulverized material from one sample taken from each batch of 15 or 16 samples to ensure that sample preparation specifications were being met.

         Prepared samples were placed in wooden shipping boxes, locked, sealed with tamper-proof tags, and shipped to Ulaanbaatar for assaying. Sample shipment details were provided to the assaying facility both electronically and as paper hard copy accompanying each shipment. The assaying facility then electronically confirmed sample receipt, the state of the tamper-proof tags, and assigned laboratory report numbers back to site.

13.2     ASSAY METHOD

         All samples were routinely assayed for gold, copper, and molybdenum. Gold was determined using a 30 g fire assay fusion, cupelled to obtain a bead, and digested with Aqua Regia, followed by an AAS finish. Copper and molybdenum were determined by acid digestion of a 5 g subsample, followed by an AAS finish. Samples were digested with nitric, hydrochloric, hydrofluoric, and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water.

13.3     QA/QC PROGRAM

         Assay results were provided to IMMI in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks were tabulated and compared to the established round-robin program results. The following batch acceptance/rejection criteria were applied:

         - Automatic batch failure if the SRM result was greater than the round-robin limit of three standard deviations.

         - Automatic batch failure if two consecutive SRM results were greater than two standard deviations on the same side of the mean.

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         -        Automatic batch failure if the field blank result was over a pre-set limit of 0.06 g/t Au or 0.06% Cu.

         If a batch failed, it was re-assayed until it passed. Override allowances were made for barren batches. Batch pass/failure data were tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits were maintained.

         Laboratory check assays were conducted at the rate of one per batch of 20 samples, using the same QA/QC criteria as routine assays.

13.3.1   STANDARDS PERFORMANCE

         IMMI strictly monitored the performance of the SRM samples as the assay results arrived at site. Since the inception of the QA/QC program in March 2002, the ability of the laboratories to return assay values in the prescribed SRM ranges has improved. The failure rate appears to oscillate between 2% and 10% (although if failed SRMs with gold values close to the detection limit are excluded at the higher rates, the failure rate commonly is lower; Figure 13-1). Charts of the individual SRMs were included as an Appendix in the November 2003 Technical Report on the Hugo Dummett deposit and will not be replicated here. All samples were given a "fail" flag as a default entry in the project database. Each sample was re-assigned a date-based "pass" flag when assays had passed acceptance criteria. At the data cutoff date of 1 November 2003, only a very small number of assayed samples still had the "fail" flag (less than 1% of total assays). The relative uncertainty introduced to the mineral resource estimates by using this very small number of temporarily failed samples should be very low.

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Figure 13-1: SRM FAILURE CHART

                               [SRM FAILURE CHART]

         The SRM database compiled for Standard 9 onwards now includes a tag for the deposit area. Most of the SRMs used after March 2003 were applied almost exclusively to Hugo.

13.3.2   BLANK SAMPLE PERFORMANCE

         Assay performance of field blanks is presented in Figure 13-2 to Figure 13-4 for gold, copper, and molybdenum. In these figures, the lower blue horizontal line represents the analytical detection limit (ADL) of the respective metal, and the upper yellow horizontal line represents the analytical rejection threshold (ART). The gold ADL is 0.01 g/t with an ART of 0.06 g/t; copper ADL was initially 0.01% and is now 0.001% with an ART of 0.06%; and molybdenum ADL was initially 5 ppm and is now 10 ppm with an ART of 20 ppm. The results show a low incidence of contamination and a few cases of sample mix-ups, which were investigated at site and corrected.

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FIGURE 13-2: BLANK SAMPLE RESULTS FOR GOLD

                     [BLANK SAMPLE RESULTS FOR GOLD GRAPH]

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FIGURE 13-3: BLANK SAMPLE RESULTS FOR COPPER

                    [BLANK SAMPLE RESULTS FOR COPPER GRAPH]

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FIGURE 13-4: BLANK SAMPLE RESULTS FOR MOLYBDENUM

                  [BLANK SAMPLE RESULTS FOR MOLYBDENUM GRAPH]

13.3.3   DUPLICATES PERFORMANCE

         The QA/QC program currently used four different types of duplicate samples: core, coarse reject, pulp, and laboratory check pulps (samples sent to an umpire lab).

         CORE, COARSE REJECT AND PULP DUPLICATES

         AMEC reviewed the core, coarse reject, and pulp duplicate samples for the Oyu Tolgoi deposits. The pulp duplicates reproduced well only for copper values. Pulp and reject duplicate types for each metal showed similar high variability to good reproducibility trends from near detection values towards higher grade values. Gold core and, to a lesser extent, molybdenum core duplicate patterns generally defined such a trend, but the persistent higher variability in this duplicate type indicates sample heterogeneity due to coarse grains (gold) or possible fracture or narrow veinlet focussed mineralisation. Patterns for all metals were symmetric about zero, suggesting no bias in the assay process.

         AMEC also evaluated the absolute percent relative difference for duplicate pairs against the percentile ranking of the grade in the sample population. For the 90th

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         percentile of the population, a maximum difference of 10% is recommended for the pulp duplicates and 20% for the coarse reject duplicates because these duplicate types can be controlled by the subsampling protocol. The same criteria do not apply to core duplicates because these differences cannot be controlled by the subsampling protocol; however, the heterogeneity of the mineralisation ideally would allow the difference to be less than 30%.

         Table 13-1 and Table 13-2 summarize the results of these analyses for each type of sample. The core duplicates are above the ideal value of 30% for gold samples, whereas the coarse reject duplicates reproduce well for all elements.

         TABLE 13-1: PERCENT DIFFERENCE AT THE 90TH POPULATION PERCENTILE (%
                     DIFF) OF DUPLICATE SAMPLE ANALYSES, SOUTHWEST, SOUTH AND CENTRAL DEPOSITS, OYU TOLGOI PROJECT

                                     SOUTHWEST OYU
                            ------------------------------                     CENTRAL OYU
                                                 AU              SOUTH OYU   ---------------
                                  CU        --------------          CU             CU
     AREA          % DIFF.            %                 %                %              %
DUPLICATE TYPE      LIMIT   NUMBER   DIFF.  NUMBER   DIFF.   NUMBER   DIFF.  NUMBER   DIFF.
-------------------------------------------------------------------------------------------
Core                 30      443      38     265      43       74      25     378      35
Coarse Reject        20      206      15     130      21       39      16     173      13
Pulp                 10      290       6     162      11       47       4     304       6

         TABLE 13-2: PERCENT DIFFERENCE AT THE 90TH POPULATION PERCENTILE (%
                     DIFF) OF DUPLICATE SAMPLE ANALYSES, HUGO DEPOSIT, OYU
                     TOLGOI

                                         CU                   AU                 MO
                                  -----------------     ---------------   ------------------
DUPLICATE TYPE    % DIFF. LIMIT    NO.      % DIFF.     NO.     % DIFF.    NO.       % DIFF.
--------------------------------------------------------------------------------------------
Core                   30         1,254        25       195        50     1,254        25
Coarse Reject          20           611         9        97        20       117        20
Pulp                   10           591         5       108        20       591        15

         One of the contributing factors to the poor performance of core and pulp duplicates was that the data included in the charts were limited to values above 20 times the analytical detection limit. This filter was sensitive to metals that typically have a large number of low values and leaves few data points for the analysis (i.e., molybdenum and, to a lesser degree, gold values). Gold pulp duplicates also did not reproduce as well because a small proportion of the elevated values coincided with a coarser grain gold size, which likely results in gold grain liberation during pulverization. Grain size studies currently being done by IMMI staff to better understand the variation and distribution of the various size fractions indicate that only a small number of samples

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         contain a minor proportion of coarser gold and that no changes are required to the sampling protocol. AMEC supports this conclusion.

         LABORATORY PULP DUPLICATES

         Descriptive statistics and precision for gold and copper assays were analyzed using assay laboratory pulp duplicates. Data for molybdenum were not compiled. Results for gold showed no bias and a precision of 7%. Copper exhibited no bias and a precision of 4%. Both precision estimates were within expected ranges for this type of sample.

13.3.4   REASSAY OF SAMPLES FROM SOUTHWEST DEPOSIT

         Samples taken from diamond drill holes in the sequence OTD149 to OTD190 from Southwest were originally assayed prior to the implementation of a formal QA/QC program. AMEC recommended that a re-assay program be completed to determine if any assay biases were present for these samples. AMEC stated that, "Once control has been achieved, 5 to 10% of the earlier assayed samples that are above the resource Cut-off grade should be reassayed under the new protocols." All samples from within the Southwest deposit mineralised zone were therefore compiled and 20% selected by taking every fifth sample down drill holes for a total of 702 samples. Samples were grouped into batches of 20, which included five quality control samples comprising a reference standard, a field blank, a core duplicate, an original pulp duplicate and a new pulp duplicate. A total of 53 batches, consisting of 1,060 samples, were sent to the SGS Welshpool analytical facility in Australia for gold, copper and molybdenum assays plus additional multi-element analyses. Gold and copper assays were processed through the Oyu Tolgoi QC program, with re-assays requested for failures according to established pass/failure criteria. The data analysis and summary presented below were completed by D. Sketchley in his memo entitled, "South West Oyu Re-assay Program - Bias Assessment (Revised)," from February 2003. AMEC reviewed the data and agrees with the assessment.

         Analysis of the gold, copper and molybdenum scatter plots, QQ plots, relative difference plots, box plots and descriptive statistics for all data indicated a positive bias in the original gold and copper assays. These were assessed further by developing QQ plots for various grade ranges. The plotted grade ranges for gold were 0 to 2 g/t, 0 to 4 g/t, 0 to 6 g/t and 0 to 10 g/t. Based on distinctive patterns in these QQ plots, the gold data were grouped into grade ranges corresponding to 0 to 2.5 g/t, 2.5 to 3.9 g/t, 3.9 to 6 g/t and 6 to 10 g/t. The grade ranges for copper were 0 to 1%, 0 to 2%, 0 to 3% and 0 to 4%. Based on distinctive patterns in these QQ plots, the copper data

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         were grouped into grade ranges corresponding 0 to 1.35%, 1.35 to 1.70%, and 1.70 to 4%.

         A bias assessment was conducted on moving grade windows to obtain a better understanding of the patterns. Data were trimmed at the lower and upper grade boundaries for gold windows varying in width from 1 to 10 g/t and for copper windows varying in width from 0.5 to 4%. Statistical parameters were tabulated for these windows, including the percentage relative differences between the original and reassay mean grades for each window. The resulting relative difference bias plots are shown in Figure 13-5 for gold and Figure 13-6 for copper.

         Gold bias results were contoured at 5% and 10% to assist in determining grade ranges in the original data that have a significant bias. The percentage relative differences for grade windows with a width of 2 g/t from 0 to 2 g/t, 2 to 4 g/t and 4 to 6 g/t Au are highlighted in bold in Figure 13-2, as is the grade window with a width of 4 g/t from 6 to 10 g/t Au. These highlighted data correspond roughly to the previously described data ranges with distinctive bias patterns. It can be seen that the original data have a positive bias of between 5% and 10% below 2 g/t Au, of less than 5% from 2 to 6 g/t Au and of more than 10%, with an average of 14%, from 6 to 10 g/t Au.

         Copper bias results also were contoured at 5% and 10% to assist in determining grade ranges in the original data that have a significant bias. The percentage relative differences for grade windows with a width of 1% from 0 to 1% Cu and from 1 to 2% Cu are highlighted in bold in Figure 13-3, as is the grade window with a width of 2% from 2 to 4% Cu. These highlighted data correspond roughly to the previously described data ranges with distinctive bias patterns. The original data have a positive bias of less than 5% below 2% Cu and of more than 10%, with an average of 11%, from 2 to 4% Cu.

         DATA ADJUSTMENT PARAMETERS

         In order to use the original gold and copper date for resource estimation, adjustments are warranted where significant biases are evident. Adjustments should then be applied to data from all drill holes prior to OTD231.

         For gold, data below 2 g/t and above 6 g/t are biased by more than 5%. At a mean grade of 1.0 g/t Au, the approximate copper equivalent grade is 0.55% using US$300 per ounce gold and US$0.80 per pound copper (CuEq[$0.80] = %Cu+[g/tAu*9.65]/17.64). At this gold grade, an average bias of 8.5% for the 0 to 2 g/t Au grade window equates to a copper equivalent grade of 0.05%, which is negligible, hence no adjustment is proposed. Above 6 g/t Au, the effect of the bias is much higher, and the impact on copper equivalent grades is significant. At a mean grade of

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         8 g/t Au, the approximate copper equivalent grade is 4.38% with an average bias of 14%, which equates to a copper equivalent grade of 0.61%. Hence a proportional adjustment of the original grades equal to the average bias of 14% is proposed for pre- OTD231 data over 6 g/t Au.

         For copper, data above 2% Cu are biased by more than 5%. A mean grade of 3% Cu with an average bias of 11% equates to 0.33% Cu. This grade bias is significant, hence a proportional adjustment of the original grades equal to the average bias of 11% is proposed for pre-OTD231 data over 2% Cu.

         FIGURE 13-5: RELATIVE DIFFERENCE GOLD BIAS PLOT

                   [RELATIVE DIFFERENCE GOLD BIAS PLOT CHART]

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         FIGURE 13-6: RELATIVE DIFFERENCE COPPER BIAS PLOT

                  [RELATIVE DIFFERENCE COPPER BIAS PLOT CHART]

13.3.5   SPECIFIC GRAVITY PROGRAM

         Samples for specific gravity determination were taken at approximately 10 m intervals per drill hole and tabulated by rock type. The specific gravity for non-porous samples (the most common type) was calculated using the weights of representative samples in water (W2) and in air
         (W1). The bulk density was calculated by W1/(W1-W2). AMEC believes this method to be appropriate for the non-porous mineralised units and barren dykes.

         Less-common porous samples were dried and then coated with paraffin before weighing. Allowance was made for the weight and volume of the paraffin when calculating the specific gravity.

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14.0     DATA VERIFICATION

         As a test of data integrity, the data used to estimate the February 2003 Southwest, South and Central mineral resources and the November 2003 Hugo mineral resource were checked several ways. AMEC conducted a 5% check of randomly chosen drill holes; copper, gold, and molybdenum values were checked against the original electronic assay certificates. Only rare differences were found, in less than 0.1% of data reviewed. These differences are due to sample mix-ups at site that have since been corrected in the database. Collar coordinates were checked against the database entries. No discrepancies were observed. AMEC also checked the downhole survey data. Camera shots and RANGER output were read for the check drill holes and compared to those stored in the resource database. A few errors with minor differences in the azimuth and dip readings were found. These error types should have minimal impact on the resource estimate work. IMMI has reviewed the method of survey data transfer into its master database and has updated the protocols that govern the entry of this type of data. AMEC reviewed the new protocols and agrees with them. Full implementation, including audits on older data, was to be completed by the end of 2003.

         AMEC concludes that the assay and survey database used for the Oyu Tolgoi project mineral resource estimation is sufficiently free of error to be adequate for resource estimation.

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15.0     ADJACENT PROPERTIES

         Adjacent properties are not relevant for the review of the Oyu Tolgoi project.

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16.0     MINERAL PROCESSING AND METALLURGICAL TESTING

16.1     INTRODUCTION

         IMMI's exploration team has identified four deposits at Oyu Tolgoi. In the current mine schedule, three of these deposits, Southwest. South and Central, are to be mined by open pit methods. The fourth deposit, Hugo Dummett, is deeper and can be separated into two distinct areas - Hugo South and Hugo North. Due to its depth Hugo North will be mined by underground methods whereas Hugo South has the potential to be accessed by either a deep open pit or mined from underground.

         The Southwest deposit is a gold rich porphyry system characterised by pipe-like geometry approximately 250 m in diameter and extending over 700 m vertically. The copper mineralisation is dominated by chalcopyrite, with minor bornite (less than 20%). The Central deposit is 'funnel' shaped with a chalcocite enrichment blanket overlying a large covellite zone. A chalcopyrite/gold zone lies at the base of the covellite zone, although this is expected to contribute to less than 5% of the material from the Central deposit. The South deposit outcrops as copper oxides that are underlain by secondary sulphides and then chalcopyrite. The copper grade is lower than the other three deposits and there is little gold. Some of the South deposit will fall within the bounds of the Southwest pit.

         Hugo South commences at about 300 m below surface and is characterised by a high grade core. Hugo North dips away and is characterized by very high copper grades at a depth of 1,000 m or more. Gold appears to increase with depth with some coarse, visible particles observed in the drill core. Copper mineralisation consists of chalcopyrite, bornite and chalcocite.

         The metallurgical response of samples of drill core from the Southwest, Central and the Hugo Dummett deposits have been investigated in a number of test programs. Test work was carried out to establish basic comminution parameters, the amenability of recovery of gold by gravity concentration and the amenability of copper and gold recovery by flotation. Limited testwork was also conducted on the South deposit. However, for the purpose of the Scoping Study, South deposit was treated as part of Southwest.

         SGS Lakefield, a major metallurgical laboratory with extensive experience in flotation analysis and gravity testing, conducted the testwork. Minnovex conducted additional work on comminution and Terra Mineralogical conducted a major mineralogical assessment that is ongoing. IMMI was responsible for selection of sample and management of the program.

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         The comminution tests included determination of the Bond rod (RWI) and ball mill (BWI) work indices and Bond abrasion index (Ai), autogenous grinding Specific Power Index (SPI), JK Tech autogenous grinding parameters and AR MacPherson autogenous grinding work index (AWI). These tests were performed on lithological composites from the various deposits.

         Gravity recoverable gold (GRG) tests were done on a number of composite samples from the Southwest and Central deposits.

         The flotation tests were conducted to provide an indication of basic flotation response for the various samples. The data produced included concentrate grades and metal recoveries possible for the various samples and deposits, as well as reagent consumption data. Additionally, this work identified the presence of impurity elements in some of the concentrates.

         Each testwork consultant documented the results of their work in a series of reports. This extensive list is provided in Section 22. The review by AAJV, which is summarized in this section, was confined to the work completed and reported in the documents listed in Section 22. Based on this review, AAJV considers that the testwork is adequate to support this Scoping Study.

16.2     METALLURGICAL TEST WORK REVIEW

         Comminution data generated for the composite samples tested showed that Southwest had the highest rod and ball mill work indices, followed by Hugo South with the Central composites having the lowest work indices. Table 16-1 summarises average data for these deposits.

         TABLE 16-1: COMMINUTION AVERAGE DATA FOR OYU TOLGOI COMPOSITES

                                                                             JK TECH
                                                                            PARAMETERS
                              AWI            RWI           BWI          ------------------
  DEPOSIT                   (kWh/t)        (kWh/t)       (kWh/t)        A X b       Ta          Ai
----------------------------------------------------------------------------------------------------
Southwest                     17.8          18.5          18.9           42.9       0.56       0.155
Central Hugo                  11.5          12.3          11.7           84.0       0.97       0.147
Hugo South                                  14.5          13.3                                 0.198
Hugo North                                  15.0          14.6                                 0.199
----------------------------------------------------------------------------------------------------

         This data indicates that the Southwest ore is moderately hard to grind, either autogenously or in rod and bait milling. The Central deposit data show that this material is moderately soft to grind, either autogenously or conventionally. The rod

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         and ball mill work index data for Hugo South show that this is intermediate between the two other deposits with respect to conventional grinding characteristics. The very limited work done on Hugo North indicates that this ore is reasonably hard.

         The abrasion index data indicates that, in each case, the composites were slightly abrasive.

         Gravity Gold Recovery (GRG) tests on samples from the Southwest and Central deposits gave GRG values between 12% and 45% of gold in the feed. This assessment employed sequential grinding of flotation feed samples (not flotation concentrates) and use of a centrifugal gravity concentrator. Table 16-2 shows the test and predicted plant data for these samples.

TABLE 16.2: GRG TESTWORK RESULTS AND FULL-SCALE DISCOUNTS

                                                                                           PREDICTED
                                                                        PREDICTED          FULL-SCALE
                                        GRG            PREDICTED        CLEAN UP      GRAVITY Au RECOVERY
                     HEAD GRADE,     RECOVERY         FULL-SCALE          LOSSES           TO BULLION
SAMPLE  DEPOSIT        g/t Au           %          PRIMARY RECOVERY          %                  %
---------------------------------------------------------------------------------------------------------
OT-1    SOUTHWEST       0.49           21.4              14.3              50                  7.2
OT-2    SOUTHWEST       2.10           44.8              30.0              50                 15.0
OT-3    SOUTHWEST       2.29           16.3              10.9              50                  5.5
OT-7    CENTRAL         0.49           12.0              8.04              50                  4.0

         Table 16-2 indicates that the maximum predicted operating plant recovery of gold by gravity concentration and clean-up, from a Southwest composite, is 15% of gold in new feed. Three of the four samples tested were predicted to have gold recoveries of less than one-half of this recovery. The gold recovery data showed that gravity recovery of gold was not necessarily increased at higher gold head grades.

         Flotation test work on samples from the various deposits showed that copper and gold could be recovered into concentrate using a conventional flotation circuit and reagent regime without a gravity circuit. The flotation circuit used is shown as in Figure 16-1.

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FIGURE 16-1: OYU TOLGOI CLOSED FLOTATION FLOWSHEET

                                  [FLOW CHART]

         SGS Lakefield assessed flotation response with several primary grind sizes. For the purpose of the Scoping Study, AAJV used a value of 80% passing 100 (Micro)m for all deposits. Additional analysis and testing is required to determine the grind size - recovery relationship and optimise this component of the plant.

         To improve liberation of copper sulphides, and, therefore, maximum concentrate grades, regrinding of rougher concentrates prior to cleaner flotation was required. The reground product size required to achieve this was generally 80% passing 25 (Micro)m. Later testwork on the Southwest samples showed that a regrind size of 80% passing 20 (Micro)m is more appropriate, with higher concentrate copper grades and recoveries compared to coarser sizes. In some cases when pyrite was present, liberation of the copper sulphides was improved with regrinding, but additional pyrite depressant was required to achieve maximum copper concentrate copper grades.

         Depending upon the mineralogy of the samples tested, concentrate grades ranged from approximately 20% copper to approximately 40% copper. The lower grade concentrates were associated with pyrite-rich samples. The highest copper grades were obtained from secondary copper sulphide mineralised samples with tow pyrite content. Chalcopyrite samples low in pyrite produced concentrate grades of Approximately 28% copper.

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         Copper recovery ranged from approximately 70% to approximately 95%.
         Factors affecting the copper recovery grade relationship included copper head grade and copper mineralisation. Gold recovery to concentrate was less than copper recovery in all cases. Gold recovery appeared to be influenced by copper head grade, copper mineralisation and gold head grade.

         Locked cycle test data, for composite samples from each of the deposits tested, are summarised in Table 16-3, Table 16-4, Table 16-5, and Table 16-6.

         TABLE 16-3: SOUTHWEST LOCKED CYCLE TEST RESULTS

 PRODUCT/ ASSAY                              SAMPLE 1           SAMPLE 2         SAMPLE 3
-------------------------------------------------------------------------------------------
Mineralogy                                  Chalcopyrite      Chalcopyrite     Chalcopyrite
TEST NUMBER                                     F104               F97             F121
Head Grade, Cu %                                1.85              0.93             0.66
Head Grade, Au g/t                              0.10              1.68             1.47
Primary grind P80 (Micro)m                       150                88              103
Regrind P80 (Micro)m                              21                19               17
3RD CLEANER CONCENTRATE:
Cu%                                             27.5              28.2             28.9
Aug/t                                           20.9              43.2             52.1
Cu Recovery %                                   83.0              92.5             90.0
 Au Recovery %                                  64.1              78.1             73.3

Table 16.4: Central Deposit Locked Cycle Test Results

 PRODUCT/ASSAY                        SAMPLE 4        SAMPLE 5            SAMPLE 6                 SAMPLE 7
-----------------------------------------------------------------------------------------------------------------
Mineralogy                           Chalcocite      Covellite      Chalcocite-covellite     Chalcopyrite-bornite
TEST NUMBER                             F134            F133                F131                     F122
Head Grade, Cu %                        1.02            0.65                1.00                     0.73
Head Grade, Au g/t                      0.18            0.14                0.09                     0.40
Primary grind P80 (Micro)m               100             100                 100                      150
Regrind P80 (Micro)m                      25              29                  29                       25
NaCN to Cleaners g/t                  20/10/10        20/10/10            20/10/10
3RD CLEANER CONCENTRATE:
Cu%                                     21.6            26.3                36.9                     28.5
Aug/t                                   1.97            1.94                1.40                     9.38
Cu Recovery %                           74.5            83.8                78.9                     79.3
Au Recovery %                           38.5            29.5                30.5                     47.8

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         TABLE 16-5: HUGO SOUTH DEPOSIT (SOUTHERN PART) LOCKED CYCLE TEST
         RESULTS(1)

                                           CHALCOPYRITE        CHALCOCITE
    PRODUCT/ ASSAY                          COMPOSITE           COMPOSITE
-------------------------------------------------------------------------
Mineralogy                                 Chalcopyrite        Chalcocite
TEST NUMBER                                    F45                F33
Head Grade, Cu %                              1.38               1.90
Head Grade, Au g/t                            0.09               0.12
Primary grind P(80) (Micro)m                   150                 98
Regrind P80 (Micro)m                            27                 24
3RD CLEANER CONCENTRATE:
Cu %                                          28.9               40.5
Au g/t                                        1.16               1.91
Cu Recovery %                                 89.6               88.9
Au Recovery %                                 55.3               68.2

         Samples were not available for batch or locked cycle testing of the northern part of Hugo South at the time of the above tests. Testing will be completed when samples become available. Similarly, locked cycle tests were not done on samples from the Hugo North deposit. Batch testing, however, was done on several composite samples from the deposit. Data are summarised in Table 16-6.

         TABLE 16-6: BATCH TEST RESULTS FOR HUGO NORTH COMPOSITE SAMPLES

PRODUCT/ ASSAY                 FNE-1             FNE-2           FNE-3            FNE-4
------------------------------------------------------------------------------------------
Mineralogy                  Chalcopyrite     Chalcopyrite      Chalcocite     Chalcopyrite
TEST NUMBER                      F61              F62              F75             F64
Head Grade, Cu %                1.82             2.43             1.55            5.72
Head Grade, Au, g/t             0.18             0.10             0.07            1.85
Primary grind P(80)              164              153              103             119
urn
Regrind P(80) (Micro)m            19               17               21              22
3RD CLEANER
CONCENTRATE:
Cu %                            33.9             35.4             31.9            53.4
Au g/t                          2.52             1.07             2.66            17.2
As %                           0.072            0.011            0.010           0.077
F %                            0.050            0.030            0.040            0.02
Cu Recovery %                   83.2             90.5             88.2            96.9
Au Recovery %                   62.2             69.9             66.5            96.6

------------------------

(1) The southern part of the Hugo South deposit represented approximately one-half of the Hugo South deposit, to the south of Northing 4766500.

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16.3     METALLURGICAL BALANCES

         Data from some early variability batch, and some composite sample locked cycle tests, were used to develop preliminary mathematical relationships for copper and gold recovery from the various deposits. These relationships, although developed prior to all the test information becoming available, were used in the production forecast to predict concentrate grades and recovery for the various deposits. The metallurgical performance by deposit area are summarized Table 16-7.

         TABLE 16-7: METALLURGICAL BALANCE FOR DIFFERENT DEPOSITS, CASES 4a AND
         4b

                                      GRADE            DISTRIBUTION
                         Mt        Cu-%    Au - g/t    Cu-%     Au-%
--------------------------------------------------------------------
SOUTHWEST
Ore to Plant          266.197      0.49      0.58      100       100
Concentrate             3.992     28.10     28.56     83.7     721.4
Tailings              266.205      0.08      0.16     16.3      27.6
SOUTH
Ore to Piant           85.991      0.47      0.14      100       100
Concentrate             1.220     28.10      5.98     85.1      57.1
Tailings               84.771      0.07      0.06     14.9      42.9
CENTRAL CHALCOCITE
Ore to Plant          121.951      0.76      0.12      100       100
Concentrate             3.398     24.10      2.70     88.2      66.7
Tailings              118.553      0.09      0.04     11.8      33.3
CENTRAL
CHALCOPYRITE
Ore to Plant            4.770      0.59      0.45      100       100
Concentrate             0.103     24.10     13.70     88.1      66.6
Tailings                4.667      0.07      0.15     11.9      33.4
HUGO SOUTH
Ore to Plant          387.372      0.97      0.05      100       100
Concentrate            10.848     30.60      0.77     90.7      40.0
Tailings              376.524      0.09      0.03      9.3      60.0
HUGO NORTH
Ore to Plant          176.539      1.99      0.35      100       100
Concentrate            10.529      30.6      3.57     92.0      60.0
Tailings              166.010      0.16      0.15      8.0      40.0

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16.4     FLOTATION CONCENTRATE PENALTY ELEMENTS

         A number of elements, if present in copper concentrates at elevated levels, may attract a penalty deduction charge by smelters. At sufficiently high concentrations of these elements, concentrates might be rejected if the smelter cannot blend them out. These "penalty elements" include fluorine and arsenic, both of which are present in some of the Oyu Tolgoi deposits at varying concentrations (a "penalty charge" of $4 /t of concentrate was applied to all concentrates in the financial analysis).

         The concentration of each of these elements at which penalty charges might apply will vary between smelters. The penalty concentration level depends upon, amongst other considerations, the maximum tonnage burden of that element that the smelter can process without exceeding product and air quality concentration limits as well as the ability the smelter has in disposing of associated by-products.

         The threshold level of arsenic and fluorine that triggers penalties or rejection remains under investigation and will be explored in detail as part of a proposed marketing study. However, general market research suggests penalties for arsenic start in the range of 0.15 to 0.25% As and fluorine in the range of 300 to 600 ppm (0.03 to 0.06% F). Rejection levels also vary significantly depending on the smelter.

         The arsenic at Oyu Tolgoi appears to be mainly contained in the copper minerals tennantite and enargite. These minerals float along with the other copper sulphide minerals and therefore report to the concentrate. Fluorine occurs as the gangue minerals fluorite and topaz and can be quite fine grained. These potential penalty elements vary in both quantity and nature of association with copper sulphides and thus, the amount reporting to the flotation concentrate varies.

         The preferred method to control the level of penalty elements is by blending of concentrator feed and blending of concentrates produced. Both methods are commonly used to minimise smelter penalties.

         Limited work has been carried out on penalty element rejection in the flotation testing. This will be an important aspect in the planned metallurgical program and pilot programs.

         Preliminary testing of concentrate leach procedures was undertaken however the need for this is considered as a fall-back option at this stage. This early leach testing was encouraging for reducing arsenic levels as well as fluorine in those instances where the fluorine host mineral was fluorite.

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         Arsenic values in Southwest copper concentrates were low, typically less than 0.05% As. A number of samples tested from the Southwest deposit resulted in fluorine concentrations in copper concentrates greater than 0.03% F, with the maximum analysis at 0.12% F.

         For the Central deposit, copper concentrates from a number of drill core samples tested contained elevated arsenic levels, with maximum values up to 3.0% As. Many produced copper concentrates with fluorine analyses greater than 0.03% F, with the maximum analysis at 0.10% F.

         Of the samples tested on the southern portion of Hugo South, a number produced copper concentrates assaying greater than 0.15% As and greater than 0.05% F. The four tests on composites of Hugo North samples produced relatively clean copper concentrates that were less than 0.1% As and less than or equal to 0.05% F.

         Preliminary flotation tests on Hugo South copper concentrates identified that a reduction of the concentrate fluorine grade might be achieved with a sub 20 (Micro)m secondary regrind of the rougher concentrate, use of low cleaner pulp densities and selective depressants. Additional preliminary flotation testwork on the Southwest copper concentrates provided a similar indication. Work is continuing to examine the deportment of fluorine across the deposits and means of ensuring copper concentrate production below any penalty level.

16.5     CONCLUSIONS

         The following major conclusions can be drawn from the metallurgical work evaluated to date:

         - The hardness of the different ore deposits is quite variable ranging from quite hard material in Southwest to soft in Central. This has implications on how the ore is fed to a plant, either by blending or separate campaigns. Separate campaigns may allow the flowsheet to be optimised for different ore types.

         - A primary grind P(80) of 100 (Micro)m appeared to improve copper and gold rougher recovery.

         - Standard flotation techniques are generally quite effective in gaining satisfactory recoveries into acceptable concentrates.

         - Chalcopyrite samples produced generally higher concentrate gold and copper recoveries than secondary chalcocite/covellite samples, at the same head grades.

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         -        Pyrite rejection could be improved by the addition of low
                  doses (approximately 20 to 50 g/t) of NaCN in batch cleaner flotation, with little or no apparent effect on copper recovery.

         - The rougher concentrate regrind P(80) size between 20 and 25 um appeared to produce the best overall cleaner response in terms of copper grade and recovery and gold recovery.

         - Preliminary flotation tests suggested that improved liberation of copper sulphide and fluorine carrier minerals by finer secondary regrinding and lower flotation densities might allow fluorine rejection to be improved, thus providing a lower fluorine content in final copper concentrates.

16.6     FUTURE TESTWORK

16.6.1   BENCH SCALE TESTWORK

         A comprehensive metallurgical test program has been outlined to enable a Feasibility Study to be completed on the Southwest, Central and South deposits and a Pre-feasibility Study to be completed on the Hugo Dummett deposit.

         Work is ongoing to confirm the optimum primary grind and concentrate regrind sizes for each deposit. Additional process development work is required to determine the optimum reagent suite and flotation conditions from which the relationship between metal recovery and concentrate grade can be derived. Various flotation options to improve gold recovery, such as alternative collectors and circuits, and alternative treatment of high gold-loss streams, require testing.

         Flotation, hydrometallurgical and mineralogical testwork is continuing to determine the deportment of fluorine and arsenic carriers in the various deposits, and possible means of rejecting these from copper concentrate.

         Variability testing of samples representing anticipated time-sequenced mining production is required. In addition to this the effects of blending the material from the various deposits, on metal recoveries and concentrate grades requires testing to confirm performance predictions.

16.6.2   PILOT SCALE TESTING

         Pilot scale testing of samples will be required to generate design comminution data for autogenous and semi autogenous grinding. Other alternatives such as high pressure grinding rolls (HPGR) will be tested independently.

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         Pilot flotation testing will be required to optimize flotation, including flash flotation, and to generate samples to:

         -        Determine product dewatering parameters

         - Determine tailings impoundment parameters including Toxicity Characteristic Leaching Procedure (TCLP) tests and separate storage of a potentially acid forming (PAF) high-sulphur cleaner-scavenger tailing

         - Provide concentrate to send to potential purchasers of concentrates

         -        Provide concentrate for smelting tests

         - Use to examine options for upgrading the concentrate and reducing penalty elements

         Pilot scale testing may offer an opportunity to consider whether gravity concentration of gold is worth any serious examination.

         With the production of sufficient mass of concentrate during pilot testing, the separation of a molybdenum rich concentrate may be possible. The deportment of molybdenum and rhenium will be monitored as part of this work.

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17.0     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

         The mineral resource estimates for the Oyu Tolgoi project were calculated under the direction of Dr. Harry Parker, Ch.P.Geol., and Dr. Stephen Juras, P.Geo. The estimates were made from 3-dimensional block models utilizing commercial mine planning software (MineSight(R)). The project was divided into four deposits: Southwest (SW), South (SO), Central (CO) and Hugo Dummett (HG). Project limits are in truncated UTM coordinates. The Oyu Tolgoi project exists in two geologic block models, one containing the Southwest, South and Central deposits, and the other constructed for the Hugo Dummett deposit. Project limits are 649000 to 653,500 East, 4762000 to 4769000 North and -505 to +1,430 m
         elevation. Cell size was 20 m east x 20 m north x 15m high.

         The resource work for Southwest, South and Central is described in the previously prepared Technical Report dated February 24, 2003 on the Oyu Tolgoi Project and the resource work for Hugo Dummett is covered in the previous Technical Report on the Hugo Dummett Deposit, Oyu Tolgoi Project, Mongolia, dated November 12, 2003. This section is composed of general descriptions taken from those Technical Reports.

17.1     GEOLOGIC MODELS AND DATA ANALYSIS

         Each of the deposits were assigned mineralised domains based on geological criteria and marked changes in mineralisation intensity (grade value patterns and mineralogical or alteration assemblages). These are listed in Table 17-1. In Hugo South the copper grade shells were "split" across the ignimbrite (Ign) - augite basalt (Va) contact and the quartz monzodiorite surface - Va contact. The copper shells in Hugo North were split at the quartz monzodiorite surface (Qmd). Other geologic attributes such as alteration have been looked at without a clear-cut association being found relative to grade. AMEC recommends that other geologic attributes be periodically reviewed for potential grade controls as information from drilling increases.

         Ivanhoe constructed 3-dimensional geologic shapes for each of the domains listed in Table 17-1. AMEC checked the shapes for interpretational consistency in section and plan, and found them to have been properly constructed. The shapes honoured the drill data and appear well constructed.

         The solids and surfaces were used to code the drill hole data and block model cells. A set of cross sections with drill holes colour-coded by domain and blocks similarly coloured were plotted and inspected to determine the proper assignment of domain.

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         TABLE 17-1; MINERALIZED DOMAINS, OYU TOLGOI PROJECT

                                    DOMAIN
DEPOSIT / MINERALIZED DOMAIN         CODE   DESCRIPTION
---------------------------------------------------------------------------------------------------------------------------------
SOUTHWEST (SW) (ZONE CODE 2)

Augite Basalt (Va)                    1     Quartz veined, biotite altered, massive porphyritic basalt; pyrite-chalcopyrite mineralisation

Gold Zone                             2     Pipe-like and strongly quartz veined, >= 1 g/t Au, about 250 m diameter, includes mineralised Va and Qmd

Quartz Monzodiorite (Qmd)             4     Multi-generational relative to mineralisation, varying from strongly mineralised and altered pre-and intra-phases to unmineralised post- mineral phases.

Background                           10     Weakly mineralised Va

Low-Grade Qmd                        14     Late instra- or post-mineral, weakly mineralised Qmd phase within the Gold zone

SOUTH (SO) (ZONE CODE 3)

South of S2 Fault                     1     Sparsely tested, poorly mineralised Va

Between S1 and S2 Faults              2     Fault bounded porphyry in Va; strong quartz veining and chalcopyrite-bornite mineralisation; gold-poor

Between S2 and SW Fault (Va)          3     Faulted down Va, cut by numerous intra- and post-mineral dykes

Between S2 and SW Fault (Qmd)         4     Intra- to post-mineral Qmd in Va

CENTRAL (CO) (ZONE CODE 5)

Covellite (low Cu)                    1     High-sulphidation, pyrite-covellite mineralisation in altered and quartz veined Qmd;
                                            gold-poor

Covellite (high Cu)                   2     High-sulphidation, pyrite-covellite-chalcocite mineralisation in Qmd; gold-poor

Chalcopyrite                          3     Pyrite-chalcopyrite mineralisation, peripheral to covellite zones; gold-rich

Chalcocite Blanket                    5     Supergene chalcocite from former porphyry chalcopyrite-bornite mineralisation

Background                           10     Weakly mineralised Va and Qmd outside the high-sulphidation domains

MINERALIZED SHELLS OR ENVELOPES - HUGO SOUTH (ZONE CODE = 7)

High Grade or 2.0% Shell            1,2     bornite + chalcocite mineralisation, = 2.0% Cu; hosted in strongly altered and quartz veined Ignimbrite (1) and Va (2) bornite + chalcocite +/- chalcopyrite mineralisation,
                                            = 1.0% and <

Mid grade or 1.0% Shell             4,5     2.0% Cu; hosted in moderately to strongly altered Ignimbrite (4) and Va (4)

Low grade or 0.6% Shell             6,7     bornite + chalcocite + chalcopyrite mineralisation, = 0.6% and < 1.0% Cu; hosted in moderately to strongly altered Ignimbrite (6) and Va (7)

Background                           10     weakly copper mineralised (<0.6% Cu) Ignimbrite and Va.

Qmd host in any shell (secondary
code)                                14

MINERALIZED SHELLS OR ENVELOPES - HUGO WORTH (ZONE CODE = 8)

High Grade or 2.0% Shell            1,2      bornite + chalcocite + chalcopyrite mineralisation, = 2.0% Cu; hosted in strongly altered and quartz veined Qmd (1) and Va (2)

Au Shell or Zone                      3      area within the High grade Cu shell where the gold grade becomes markedly higher
                                             (~0.3 g/t Au)

Mid grade or 1.0% Shell             4,5      bornite + chalcopyrite mineralisation, = 1 .0% and < 2.0% Cu; hosted in moderately to strongly altered Qmd (4) and Va (4)

Low grade or 0.6% Shell             6,7      chalcopyrite + bornite mineralisation, = 0.6% and < 1.0% Cu; hosted in moderately to strongly altered Qmd (6) and Va (7)

Background                           10      weakly copper mineralised (<0.6% Cu) Qmd and Va.
Qmd host in any shell (secondary
code)                                14

Background <0.6% Cu                  10

POST-MINERAL DIKES - ALL ZONES

Undifferentiated                     15

Rhyolite                             16

Hornblende-Biotite Andesite          17

Biotite Granodiorite                 18

Basalt                               19

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         These mineralised domains were reviewed to determine appropriate estimation or grade interpolation domains. Several different procedures were applied to the data to discover whether statistically distinct domains could be constructed using the available geological variables. Descriptive statistics, box plots, contact plots, and histograms have been completed for copper, gold and molybdenum. Results obtained were used to guide the construction of the block mode! and the development of estimation plans.

         The data analyses were conducted on composited assay data. Assays were composited into 5 m down-hole composites. The compositing honoured the domain zone by breaking the composites on the domain code values. AMEC reviewed the compositing process and found it to have been performed correctly.

17.1.1   HISTOGRAMS AND LOG-PROBABILITY PLOTS

         Histograms show the frequency distribution in a different way from the boxplots. Grades are grouped into bins. A vertical bar on the graph shows the relative frequency of each bin. Histograms are used to show the differences in the copper, gold, and molybdenum frequency distribution by increasing grade (Appendix D of the February 2003 Technical Report and Appendix C of the November 2003 Technical Report). Key results are discussed below.

         SOUTHWEST

         The two main domains, the augite basalt (Va) and the gold zone, show distinct mean values for all metals. The Cu coefficients of variation
         (CV) are around 0.6 to 0.7, whereas Au CVs range from 0.7 (gold zone) to 0.9 (Va). Probability plots show a double lognormal distribution for Cu, with about 10% to 15% of the data representing included lower-grade material. Au values in the Va domain display a single lognormal population, whereas in the gold zone a double population is shown, with about a 15% included lower-grade component.

         SOUTH

         The main domains in the SO area are #2 (between S1 and S2 faults), #3 (Va between S1 and SW faults) and #4 (Qmd between S1 and SW faults). For Cu and Au, domain #2 shows distinctly higher mean values relative to both #3 and #4. Also, CV values for Cu are different, with #2 equal to 0.9 and the other two domains varying from 1.1 to 1.2. Mo values are noticeably higher in domain #3. Probability plots show single lognormal populations for Au and Mo. Cu shows a double lognormal population for #2 (about 20% included lower-grade material) and generally single lognormal populations in #3 and #4.

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         CENTRAL

         All CO domains show distinct Cu and Au mean values relative to each other. Cu CV values are low for the two covellite domains and the chalcopyrite domain, with values around 0.4 to 0,5. The supergene chalcocite domain shows slightly higher CVs of around 0.6 to 0.7. Probability plots indicate good single lognormal population trends for Au and Mo. Cu plots show generally single lognormal distributions.

         HUGO DUMMETT

         Copper grade behaves as expected between grade shells. No significant "within shell" variations due to lithology were observed. Distributions display trends on log probability plots that reflect multiple grade populations (in part due to the grade shell exercise). Higher average Cu grades are found in Hugo North. All CV values are quite low (0.3 to 0.5).

         Gold grade distributions show typical log normal trends in all domains. Au grades increase sharply in Hugo North where they are defined by the Au Shell domain. CV values are around 1, with those in the respective Qmd areas having lowest values.

         Molybdenum grades are generally low. Generally, molybdenum trends are the reverse of copper with the richest Cu areas poorest in Mo concentrations. Hugo South contains higher overall averages than in the North. Distributions are strongly lognormal. CV values are about 1 in areas with the highest averages, 1.2 and higher elsewhere.

17.1.2   CONTACT PROFILE ANALYSIS

         To study changes in grades across geologic boundaries, contact profiles, or plots of average grades at increasing distances from a boundary are plotted, if averages are fairly close to the same value near a boundary and then diverge as the distance from the contact increases, the particular boundary is probably not a grade constraint. In fact, if a "hard" boundary is imposed where grades tend to change gradually, grades may be overestimated on one side of the boundary and underestimated on the opposite side. If there is a distinct difference in the averages across a boundary, there is evidence that the boundary may be important in constraining the grade estimation.

         Contact profiles, or plots, were made for Cu, Au and Mo across the various mineralised domains in each deposit. These are shown in Appendix D of the February 2003 Technical Report for SW, SO, and Central. Refer to Appendix C of the November 2003 Technical Report for the contact profiles of the Hugo deposit.

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         Contact profiles for all metals in SW show distinct differences in grade in the vicinity of the domain boundaries. In SO the contact profiles show less distinct differences. These results, however, should be viewed with caution, as they are caused by a small number of data around the domain boundaries. CO contact profiles for Cu show small yet distinct breaks between the mineralised domains (covellite, chalcopyrite and chalcocite blanket) and marked distinctions between these and background values. Cu profiles for Hugo North and South behaved as expected. Distinct differences occur across each boundary. Au profiles are also distinct but less so. The differences are most marked for the respective 2% Cu shell domains relative to the grades in the 1 % Cu shell. The Au shell in Hugo North shows distinct boundaries for Cu and Au relative to the rest of the material within the 2% Cu Shell.

17.1.3   MODELLING IMPLICATIONS

         The data analyses demonstrated that most of the domains in the four deposits should be treated as separate domains with respect to Cu, Au and Mo. Grades for blocks within the respective domains in each deposit or zone will be estimated with a hard boundary between them; only composites within the domain will be used to estimate blocks within the domain. Additionally, grades for blocks within the Au zone in Hugo North will be estimated with a hard boundary between the shells. The background estimation domain will use all composites outside of the defined domains. The exception to this is the ignimbrite-augite basalt boundary in HG. This boundary shows transitional characteristics and will be treated as a soft boundary during grade interpolation. For domains straddling the South-North Hugo Dummett divide, a soft boundary will also be used; composites within a shell and within the respective search volume will be used to estimate bocks within that shell regardless of which zone the composites lie within.

17.2     EVALUATION OF EXTREME GRADES

         Extreme grades were examined for all grade items (copper, gold and molybdenum), mainly by histograms and probability plots. Generally the distributions do not indicate a problem with extreme grades for copper. Most of the capped grades for Cu were therefore intended to remove outlier-type grades. For Au and Mo, capped grades were selected in domains with high coefficients of variation (CVs) and/or where trends defined in the cumulative probability plots begin to become discontinuous. In the latter case, this generally occurred between the 98% to 99.5% level. Capped grades for the Oyu Tolgoi project are shown in Table 17-2. The capped grades were applied to the assay data prior to compositing.

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         TABLE 17-2: CAP GRADES FOR Cu. Au AND Mo ASSAYS, OYU TOLGOI PROJECT

   DOMAIN                    Cu (wt %)           Au (g/t)             Mo (ppm)
------------------------------------------------------------------------------
SOUTHWEST (SW)
#1                              4.0                3.0                 1,500
#2                              4.0               10.0                 1,500
#4                              1.0                1.3                 1,500
SOUTH (SO)
#2                                -                2.0                   300
#3                              1.5                1.0                   400
#4                              1.5                1.0                   400
CENTRAL (CO)
#1                              4.5                1.3                   800
#2                              4.5                1.3                   800
#3                              4.5                3.0                   400
#5                              4.5                0.8                   400
#10                             2.0                1.0                   500
HUGO SOUTH (HS)
#1, 2                            11                  2                   600
#4, 5                             5                  2                 1,100
#6,7                              3                  2                 1,100
#10                               3                1.5                 1,100
HUGO NORTH (HN)
#3                                -                  -                     -
#1,2                              -                  3                     -
#4,5                              -                  2                   600
#6,7                              -                0.8                     -
#10                               2                  1                   400

         Grades for the Hugo Deposit were further constrained during interpolation by using outlier restrictions on the composite data. This was used to locally control grade smearing in areas of limited data. Minimal composites and model blocks were affected. Rationale for Cu was to restrict grades exceeding the shell threshold. Au was most problematic because, except for the Au Zone, the gold grade distributions did not honour the Cu shells. Ideally mineralised shells for gold only would be better suited to control its interpolation but the present data density precludes its use. AMEC recommends evaluating development of separate gold shells (those related to the Qmd for example) once data density reaches sufficient levels (i.e. to Indicated mineral resource levels or higher). Mo grade was also restricted locally.

17.3     VARIOGRAPHY

         Variography, a continuation of data analysts, is the study of the spatial variability of an attribute. Variograms using the correlogram method were calculated for copper, gold and molybdenum. AMEC prefers to use a correlogram, rather than the traditional

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         variogram, because it is less sensitive to outliers and is normalized to the variance of data used for a given lag. The correlogram ranges from -1 to +1, although models are usually made over the interval [0,1], where 0 represents no correlation (statistical independence) and 1 represents perfect correlation.

         Correlograms were calculated for copper and gold in the main mineralised domains in each deposit. The approach to correlogram model development is to calculate a relatively large number of sample correlograms in several directions using composite values. Directional sample correlograms are calculated along horizontal azimuths of 0 degrees, 30 degrees, 60 degrees, 90 degrees, 120 degrees, 150 degrees, 180 degrees, 210 degrees, 240 degrees, 270 degrees, 300 degrees, and 330 degrees. For each azimuth, sample correlograms are also calculated at a dip of 30 degrees, and 60 degrees, down in addition to horizontally. Finally, a correlogram is calculated in the vertical direction. Using the 37 sample correlograms, an algorithm determines the best-fit model. This model consists of a nugget effect; single or two-nested structure variance contributions; ranges for the variance contributions; and the model type (spherical or exponential type). After fitting the variance parameters, the algorithm then fits an ellipsoid to the ranges from the directional models for each structure. The anisotropy in grade variation is given by the two ellipsoids

         The deposits of the Oyu Tolgoi project exhibit mineralisation controls related to the intrusive history and structural geology (faults). The patterns of anisotropy demonstrated by the various correlograms tend to be consistent with geological interpretations. Key observations:

         - Southwest - Copper displays a north-south-trending, steeply dipping shorter range structure for the augite basalt mineralisation and a northwest-southeast-trending, moderately southwest dipping structure for the gold zone. Gold displays moderately south dipping, east-west-trending structures in both zones. In addition, a second structure is present in the gold zone, trending almost north-south with a moderate easterly dip.

         - South - Copper is influenced by the northeasterly-trending faults. Domains 2, 3 and 4 show moderately southeast dipping, northeast-southwest-trending shorter-range structures.
                  Additionally, domain 2 displays a longer range moderate north-dipping east-west structure.

         - Central - Copper in domains 1 through 3 show elements of moderate to steep southwest-dipping, south-southeast to north-northwest-trending structures.

         - Hugo Dummett (HG) - Correlograms in Hugo North mirrored the change in trend to north-westerly from the north-easterly trend in Hugo South. Both deposits showed consistent steep easterly dips. Plunges were flat in the South (mirroring the distribution of mineralised intercepts and about 20 degrees, to 30 degrees, to the north in the

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                  North deposit (again supported by the trend in mineralised intercepts). Ranges were longest along strike of the respective trend for Cu and a mixture of along the trend and down the dip of the trend for Au. Ranges for the first structure in all metals tend to be less than 75 m. Ranges in the second structure tend to be less than 200 m.

         The nugget effects, or random variation components of spatial variation, tend to be moderate (20% to 40% of the total variation) in all domains. The correlogram parameters are found in appropriate Tables and Appendices in the February 2003 and November 2003 Technical Reports.

17.4     MODEL SET-UP

         The estimates were made from 3-dimensional block models utilizing commercial mine planning software (MineSight(R)). The Oyu Tolgoi project exists in two geologic block models, one containing the SW, SO and CO deposits, and the other constructed for HG. Project limits are 649000 to 653,500 East, 4762000 to 4769000 North and -505 to +1,430 m
         elevation. Cell size was 20 m east x 20 m north x 15 m high.

         The block size for the model was selected based on mining selectivity considerations. it was assumed the smallest block size that could be selectively mined as ore or waste, referred to the selective mining unit (SMU), was approximately 20 m x 20 m x 15 m. In this case the SMU grade-tonnage curves predicted by the restricted estimation process adequately represented the likely actual grade-tonnage distribution.

         The assays were composited into 5 m down-hole composites. The compositing honoured the domain zone by breaking the composites on the domain code values. The capping limits were applied to the assay data prior to compositing. AMEC reviewed the compositing process and found it to have been performed correctly. In addition, assay data in older drill holes (pre-OTD231) were adjusted for bias (see Section 13.3.5) prior to capping.

         Bulk density data were assigned to a unique MineSight(R) assay database file. These data were composited into 15 m fixed-length down-hole values to reflect the block model bench height.

         Domain codes were assigned by a simple majority. In the case of assigning dike codes to the block model, a slightly higher percentage of 60% was necessary to code the block as dike (this is based on the assumption that segregation into ore or waste is highly unlikely above this threshold, i.e. the dikes were assumed to represent zero grade waste cutting the mineralised rock.). For the ore percent model, the default

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         value was set to 100%. This value was modified in blocks, which intersected dikes by subtracting the percentage of dike from 100 (i.e., for model blocks wholly within a dike shape, the ore percent value would be 0). This percentage was used in the resource tabulation procedure to properly account for mineralised material. Percent below topography was also calculated into the model blocks.

17.5     ESTIMATION

         The Oyu Tolgoi estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation. AMEC has found this to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions. While local predictions based on the small number of samples are uncertain1, this method can produce reliable estimates of the recovered tonnage and grade over the entire deposit, i.e., the global grade-tonnage curves from the estimations are accurate predictors of the actual grade-tonnage curves.

         Modelling consisted of grade interpolation by ordinary kriging (KG). Note that inverse-distance weighting to the second power was used to interpolate Mo grades in SO and CO. Also, the chalcocite blanket in CO was interpolated by grade averaging because of the small data population in this domain. Only capped grades were interpolated. Nearest-neighbour (NN) grades were also interpolated for validation purposes. Blocks and composites were matched on estimation domain. The search ellipsoids were oriented preferentially to the orientation of the domain or Cu grade shell in each zone. Search ranges comprised 300 m along the respective long axis, 200 m down the dip direction and 200 m vertically. Block discretization is 4 x 4 x 3.

         A two pass approach was instituted for interpolation. The first pass allowed a single hole to place a grade estimate in a block and the second pass allowing a minimum of two holes from the same estimation domain. This approach was used to enable most blocks to receive a grade estimate within the domains and shells, especially in Hugo. Only a single pass, two hole minimum rule was used in the background domains. Blocks mostly received a minimum of 3 to 4 composites and a maximum of 4 to 5 composites from a single drill hole (for the two hole minimum pass). Maximum composite limits varied by metal and deposit: 9 to 30 for copper, 15 to 20 for gold and 12 to 20 for molybdenum.

--------------------------

1 Local grade estimates at the block-scale can be conditionally biased. Blocks estimated to be low-grade will actually be higher grade and vice versa. Division of the deposits into domains prior to estimation reduces the impact of conditional bias.

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         Most interpolation runs for the Hugo Dummett zones implemented an outlier restriction to limit grade smearing in areas of limited data. The outlier distance was set to 50 m (approximately half the drill hole spacing). The outlier grades for copper in Hugo were 2.5% for the 1% shells, 1.3% in the 0.6% shells and 0.6% in the background domain. Gold was a bit more complicated. Interpolation runs for Hugo South contained outlier gold grades of 1.5 g/t in the 2% shell; 0.35 g/t in the 1% shell; 0.30 g/t for Ign hosted mineralisation in the 0.6% shell and background domains; and 0.90 g/t and 0.60 g/t for Qmd hosted material in the 0.6% shell and background domains, respectively. Hugo North outlier gold grades consisted of 1.0 g/t in the 2% shell (excluding the Au Shell which had no outlier restriction); 0.6 g/t in the 1% shell;
         0.8 g/t in the 0.6% shell; and two outliers in the background domain -
         0.40 g/t in Qmd hosted areas and 0.20 g/t for the remaining areas. AMEC believes that the need for local control by outlier restriction will greatly diminish as data density approaches that required to achieve an Indicated mineral resource or higher level of confidence.

         These parameters were based on the geological interpretation, data analyses and variogram analyses. The number of composites used in estimating a model block grade followed a strategy that matched composite values and model blocks sharing the same ore code or domain. The minimum and maximum number of composites were adjusted for each grade item to incorporate an appropriate amount of grade smoothing. This was done by change-of-support analysis (Discrete Gaussian or Hermitian polynomial change-of-support method).

         Bulk density values were estimated into the resource model by an averaging of composites. A maximum of six and minimum of two 15 m composites were used for the averaging. A rectangular search was used, measuring 200 m north x 200 m east x 50 m elevation. The assignment was constrained by matching composite values and model blocks that shared the same domain. In the event a block is not estimated, a default bulk density value of 2.78 was assigned.

17.5.1   VALIDATION

         INSPECTION OF ESTIMATION RUN FILES

         All interpolation scripts were printed, examined, and compared to the interpolation plan and variogram parameters. Any errors found were corrected, and the estimation rerun.

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         VISUAL INSPECTION

         AMEC completed a detailed visual validation of the Oyu Tolgoi resource block models. The models were checked for proper coding of drill hole intervals and block mode) cells, in both section and plan. Coding was found to be properly done. Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans. The checks showed good agreement between drill hole composite values and model cell values. The hard boundaries between grade sheds appear to have constrained grades to their respective estimation domains. The addition of an outlier restriction reduced a significant amount of grade smearing in Hugo Dummett, as did adjusting domains of improperly assigned assays. Examples of representative sections and plans containing block model grades, drill hole composite values and domain outlines are included in Appendix F for the February 2003 Technical Report and Appendix E of the November 2003 Technical Report.

         MODEL CHECK FOR CHANGE-OF-SUPPORT

         An independent check on the smoothing in the estimates was made using the Discrete Gaussian or Hermitian polynomial change-of-support method described by Journel and Huijbregts (Mining Geostatistics, Academic Press, 1978). The distribution of hypothetical block grades derived by this method is compared to the estimated model grade distribution by means of grade-tonnage curves. The grade-tonnage curves allow comparison of the histograms of the two grade distributions in a format familiar to mining. If the estimation procedure has adequately predicted grades for the selected block size, then the grade-tonnage curves should match fairly closely. If the curves diverge significantly, then there is a problem with the estimated resource. Description of method used and detailed results occur in the February 2003 and November 2003 Technical reports. The grade-tonnage predictions produced for the model show that grade and tonnage estimates are validated by the change-of-support calculations over the likely range of mining grade cut-off values.

         MODEL CHECKS FOR BIAS

         AMEC checked the block model estimates for global bias by comparing the average metal grades (with no Cut-off) from the model (kriged grades
         (KG)) with means from nearest-neighbour estimates. (The nearest-neighbour estimator produces a theoretically unbiased estimate of the average value when no Cut-off grade is imposed and is a good basis for checking the performance of different estimation methods.) Results showed no evidence of bias in the estimate.

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         AMEC also checked for local trends in the grade estimates (swath checks). This was done by plotting the mean values from the nearest-neighbour estimate versus the kriged results benches, northings and eastings. The kriged estimate should be smoother than the nearest-neighbour estimate, thus the nearest-neighbour estimate should fluctuate around the kriged estimate on the plots. The trends behave as predicted and show no significant trends of copper or gold in the estimates.

         HISTOGRAMS AND PROBABILITY PLOTS

         Histograms were constructed to show the frequency of sample grades within the mineralised domains. Both kriged and nearest-neighbour plots were made for copper, gold and molybdenum. The statistical properties for SW, SO, and CO are summarized in Appendix D of the February 2003 Technical Report and for the Hugo deposit in Tables 17-2 and 17-3 of the November 2003 Technical Report. The nearest-neighbour plots mimic the respective composite value distribution. The kriged results show the formation of a more symmetric distribution because of the smoothing effect caused by using multiple values from multiple drill holes to interpolate a model block value.

17.6     MINERAL RESOURCE CLASSIFICATION

         The mineral resources of the Oyu Tolgoi project were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101. All interpolated blocks within the Hugo Dummett grade shells (most less than 150 m from a drill composite and interpolated by composites from at least two drill holes) were assigned as an Inferred mineral resource. In the remaining deposits and in Hugo Dummett background, interpolated blocks within 150 m of a drill composite were assigned as Inferred mineral resources. The increased drill coverage at Southwest, together with the demonstrated confidence in the assayed values with a well-functioning QA/QC program, allowed a portion of the Southwest deposit to be classified as Indicated Mineral Resources. A two step assignment process was used for the assignation:
         1) within a domain, model blocks were assigned as Indicated Mineral Resources f composites from at least two drill holes, each no more than 70 m away from the block centre, were used to interpolate the block grade; and 2) along the gold zone domain contact, a block needed to be within 35 m of a drill hole.

17.7     MINERAL RESOURCE SUMMARY

         The mineralisation of the Oyu Tolgoi project as of November 2003 is classified as Indicated and inferred Mineral Resources. The resources in previous disclosures were reported over a range of copper equivalent cut-off grades as mining studies were

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         ongoing as to select appropriate mining methods for the deposits. The equivalent grade was calculated using only assumed metal prices for copper and gold. The assumed prices were US$0.80 for Cu and US$350/oz for gold. For convenience the formula is:

         CuEq = %Cu + (g/t Au*11.25)/17.64

         Open pit mining methods (see section 19) are proposed for Southwest, South and Central deposits. Hugo South would also likely be extracted using open pit methods, though underground options are not yet completely ruled out. Hugo North is envisioned to be mined by a bulk mineable underground method (e.g. block cave). Resources for this preliminary assessment are reported in two ways. The first, consistent with previous disclosures, reports mineralisation above three sets of copper equivalent cut-off grades: 0.30%, 0.60% and 1.00% (likely open pit and underground cut-off grade values). These are shown in Table 17-3 and Table 17-4. Note that the current mineral resource model for resources that will be extracted by underground mining will need additional dilution and allowances for mining recovery prior to conversion to mineral reserves. The second reporting style is for resources that will likely be extracted by open pit. Those mineral resources are also tabulated by deposit (excluding Hugo North) but are calculated from model blocks that are contained within pit outlines defined using long range metal prices at a 0.30% copper equivalent cut-off grade. These resources are shown in Table 17-3.

         TABLE 17-3: OYU TOLGOI PROJECT MINERAL RESOURCE SUMMARY - TOTAL PROJECT
                    (NOVEMBER 2003)

     CuEq                                     GRADES                            CONTAINED METAL
CUT-OFF GRADE                     CuEq       Cu       Au      Mo           Cu           Cu          Au
     (%)              TONNES       (%)       (%)    (G/T)   (PPM)        TONNES     (000S lb)      (oz)
----------------------------------------------------------------------------------------------------------
Indicated
      = 1.00        92,300,000    1.74      0.74    1.57      74         682,000    1,500,000    4,662,000
      = 0.60       267,000,000    1.08      0.53    0.86      69       1,423,000    3,140,000    7,346,000
      = 0.30       508,900,000    0.78      0.40    0.59      61       2,058,000    4,540,000    9,689,000
Inferred
      = 1.00       666,400,000    1.76      1.57    0.29      48      10,490,000   23,130,000    6,190,000
      = 0.60     1,284,100,000    1.28      1.13    0.24      55      14,570,000   32,120,000    9,740,000
      = 0.30     2,598,200,000    0.84      0.73    0.17      52      19,080,000   42,060,000   14,380,000

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         TABLE 17-4: OYU TOLGOI PROJECT MINERAL RESOURCE SUMMARY - BY DEPOSIT
                    (NOVEMBER 2003)

       CuEq                                   GRADES                         CONTAINED METAL
   CUT-OFF GRADE                   CuEq     Cu      Au        Mo        Cu          Cu           Au
       (%)            TONNES       (%)      (%)    (G/T)     (PPM)    TONNES     (000S LB)      (OZ)
-------------------------------------------------------------------------------------------------------
South West Deposit - Indicated
    =  1.00         92,300,000    1.74     0.74    1.57        74     682,000    1,500,000   4,662,000
    =  0.60        267,000,000    1.08     0.53    0.86        69   1,423,000    3,140,000   7,346,000
    =  0.30        508,900,000    0.78     0.40    0.59        61   2,058,000    4,540,000   9,689,000
South West Deposit - Inferred
    =  1.00         24,900,000    1.48     0.59    1.40        60     146,000      320,000   1,120,000
    =  0.60        126,600,000    0.87     0.44    0.68        65     552,000    1,220,000   2,780,000
    =  0.30        290,800,000    0.64     0.32    0.50        52     922,000    2,030,000   4,700,000
South Deposit - Inferred
    =  1.00          5,400,000    1.18     0.82    0.56        32      44,000      100,000     100,000
    =  0.60         48,400,000    0.77     0.61    0.26        20     294,000      650,000     400,000
    =  0.30        270,300,000    0.48     0.39    0.13        23   1,067,000    2,350,000   1,100,000
Central Deposit - Inferred
    =  1.00         60,600,000    1.34     1.12    0.34        53     679,000    1,500,000     670,000
    =  0.60        147,500,000    0.99     0.84    0.24        56   1,238,000    2,730,000   1,140,000
    =  0.30        236,800,000    0.79     0.67    0.18        53   1,591,000    3,510,000   1,360,000
Hugo Deposit - Inferred
    =  1.00        575,500,000    1.82     1.67    0.23        47   9,620,000   21,220,000   4,300,000
    =  0.60        961,600,000    1.41     1.30    0.18        56  12,480,000   27,520,000   5,420,000
    =  0.30      1,800,300,000    0.94     0.86    0.12        57  15,500,000   34,160,000   7,220,000

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18.0     OTHER RELEVANT DATA AND INFORMATION

         There is no additional relevant data.

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19.0     REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION
         PROPERTIES

19.1     INTRODUCTION

         IMMI commissioned the Preliminary Assessment of the Oyu Tolgoi project to assess development alternatives and to set the basis for a feasibility study of the project. When the study commenced in early 2003, exploration drilling had delineated significant resources in the Southwest, South and Central deposits and an initial resource estimate had been completed on the Hugo Dummett deposit. During the course of the study, IMMI continued to expand the Hugo Dummett deposit, and the study scope was altered to incorporate this increasing resource. This report incorporates the latest resource estimate that was completed in November 2003 (AMEC, 2003).

         The study incorporates Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Thus inherent in the study is the risk that the value of these inferred Mineral Resources may not be realized.

         AAJV considers this study to be at a scoping study level of accuracy, and expects the capital and operating cost estimates to be +/-35%. The estimates were completed based on costs developed in the third quarter, 2003.

         All dollar figures ($) are quoted in United States dollars.

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19.2     SCREENING STUDY

         The project team commenced the project analysis with a Screening Study that evaluated twenty-one project development options, including varying throughput rates, alternate open pit versus underground development, and different development sequences.

         The study was based on benchmarked costs from available data. Although some of these costs were factored to incorporate Chinese pricing, most were based on Western mining projects. For the open pit options, the mine production forecasts were based on preliminary Whittle shells, with nested shells used to facilitate the forecasts. The underground options were based on benchmarked production rates and development requirements per unit area.

         The Screening Study concluded that the Southwest, South and Central deposits were best developed by open pit methods. The lower portion of Southwest may be amenable to mining from underground, although the costs would have to be very low to enable economic extraction.

         When the Screening Study was completed, only the southern portion of the Hugo Dummett deposit had been identified. Although a Whittle pit shell could be generated on the deposit, the high strip ratio and depth to the ore resulted in unfavourable economics compared to the underground cases.

         Based on these results, the Screening Study recommended five cases for further assessment:

         -        Case 1A - 3 million t/a underground only on Hugo South

         - Case 1B - 3 million t/a underground expanding to 16 million t/a with open pit contributions from Southwest and Central

         -        Case 2A - 16 million t/a open pit and underground

         -        Case 3A - 32 million t/a open pit and underground

         - Case 3C - 16 million t/a open pit and underground expanding to 32 million t/a

         As the Scoping Study progressed, four major factors changed from the Screening Study:

         - The Hugo Dummett deposit expanded significantly, increasing its contribution and rendering the 3 million t/a starter option less attractive. In addition, AAJV conducted an analysis to determine how the plant would be expanded from 3 million t/a to 16 million t/a. This analysis revealed that only a minima! number of equipment units from the smaller plant would be suitable for use in the larger

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                  plant. The increased contribution from Hugo Dummett also
                  reduced the average hardness of the ore, which meant that the throughput rate could be higher for a fixed grinding plant.

         - A number of the assumptions used in the Screening Study to develop the underground mining plan for the Hugo Dummett deposit were found to be invalid. Several of the major discrepancies were in the parameters applied to sublevel caving. These included the selectivity that could be achieved and the estimated dilution and recovery. When a more detailed development schedule was developed for the block caving alternatives, analysis of the geotechnical data required to complete the caving design revealed that the underground mining would be delayed compared to the Screening Study assumptions.

         - AAJV and IMMI conducted a number of analyses of Chinese costs, with the result that the capital and operating costs, the latter noted primarily in the plant and general and administration areas, were significantly reduced relative to the values used in the Screening Study. As a result, an open pit starter option became viable.

         - As more knowledge was gained during the Scoping Study, particularly with respect to the Chinese costs, the process and G&A operating cost estimates were reduced from the Screening Study. This factor, combined with the reduced margin from the Hugo South underground mine, led to an open pit option for Hugo South becoming viable.

         As a result, three cases were completed for this Preliminary
         Assessment:

         -        Case 2c - 20 million t/a open pit on Southwest and Central

         - Case 4a - 20 million t/a open pit starter, with expansion to 40 million t/a as the Hugo South open pit and Hugo North block cave mines are developed

         - Case 4b - 40 million t/a case with a mining sequence similar to Case 4a

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19.3     OPEN PIT MINING (GRD MINPROC)

19.3.1   INTRODUCTION

         IMMI commissioned GRD Minproc to prepare the open pit mine planning work and to consolidate the production forecasts for the Scoping Study. The Southwest, Central and Hugo South deposits are currently planned for development via open pits in stages. The South deposit will also be mined towards the end of the open pit life as part of the proposed open pit development at Southwest.

         The three production cases scheduled and costed for the open pit development of the three main deposit areas are as follows:

         - Case 2c: 20 Mt/a throughput based on Southwest and Central open pits only.

         - Case 4a: 20 Mt/a throughput expanding to 40 Mt/a in Year 5 with the addition of open pit mining at Hugo South and underground mining at Hugo North.

         - Case 4b: 40 Mt/a throughput from Year 1 with the open pit mining at Hugo South brought forward.

         All costs are United States dollars.

         For the completion of these cases, the open pit mining study involved the following tasks executed in parallel:

         -        Development of the process recovery and Net Smelter Return
                  (NSR) value model based on the recovery equations and parameters for different ore types. The model includes all mineral resource categories including Inferred.

         - Pit limit optimizations to determine the ultimate pit limits, staged pit development and stockpiling strategies.

         - Preliminary pit stage designs showing the access ramp layouts for the final stage of Case 2c for South West and Central Oyu Deposits. Pit shells with an allowance for ramps in the overall slope were used for interim pit stages.

         - Preliminary pit stage designs showing the access ramp layouts for South West and Central Oyu Deposits for Case 4b.

         - Pit designs for Hugo South were not prepared. Pit shells with an allowance for ramps in the overall slope were used for mine planning at Hugo South.

         -        Preliminary waste dump layouts including the stockpile areas.

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         -        Mining inventory calculations using Indicated and Inferred
                  Resources at various cut-off grades for production scheduling.

         - Preparation of detailed open pit production and stockpiling schedules integrated with the underground production schedules provided by AAJV.

         - Concentrate production schedules based on the criteria provided by AAJV.

         -        Potential acid rock drainage (ARD) waste classification.

         - Preliminary estimation of open pit equipment, labour requirements, and productivities.

         - Preliminary estimation of open pit operating costs based on equipment specifications, equipment cycle times, productivities and manning requirements.

         - Preliminary estimation of open pit capital costs based on equipment specifications and purchase / replacement schedules.

         - Estimation of operating and capital cost savings associated with in-pit crushing and conveying (Case 4b only).

         Sources of major inputs to the open pit mining section of the Preliminary Assessment Report are:

         -        Southwest and Central resource models by AMEC (March 2003).

         -        Hugo South resource models by AMEC (November 2003).

         - Processing throughputs, underground production quantities, processing and G&A costs, smelter terms and recoveries by AAJV (November 2003).

         -        Pit slope design parameters by SRK (June 2003).

         - Equipment productivities and mining cost estimates by GRD Minproc, updated continuously during the study.

         -        ARD waste classification criteria by Knight Piesold (July
                  2003).

         - Other data and supporting information used in the open pit study were discussed and provided by AAJV and IMMI throughout the Scoping Study.

         The study assumes Inferred Mineral Resources are used as plant feed and revenue producing ore. The definition of Inferred Mineral Resources according to National Instrument 43-101 is:

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         "...Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

         Thus, inherent in the study is the risk that the value of the Inferred Mineral Resources will not be realized.

19.3.2   PRELIMINARY OPEN PIT MINE DESIGN

         DESIGN CRITERIA

         GRD Minproc completed the pit optimizations using Whittle Four-X software. For a given resource model, cost, process recovery and slope data, Whittle Four-X calculates a series of incremental pit shells. The sequence of the pit shell increments is sorted from the economically best (the inner smallest shell viable for the lowest metal price) to the economically worst (the outer largest pit shell usually mining all the available resources regardless of the cost).

         Using the project parameters at the time of the optimization studies, the determination of the ultimate pit limits was based on the following criteria:

         - Incremental change in the indicative operating NPV's (Net Present Value's) between the optimal pit shells.

         - Incremental change in the marginal profit per tonne of ore between the optimal pit shells.

         - Optimal pit ore tonnage considering the life of the plant operation with the contribution of the underground resources.

         As well as the determination of the ultimate pit limits, the smaller pit shells obtained from the optimizations were used to define the development stages (cut-backs) for the open pits. The staged pit development approach is critical for deferring waste mining in the early years of the Project considering the size and depth of the ultimate pit shells.

         As recommended by SRK, the overall slope angles used in the pit optimizations and preliminary designs vary between 37 degrees to 38 degrees degrees in the weathered rock and 40 degrees to 43 degrees degrees in the unweathered rock. The overall slope angles include allowance for the positioning of haulage ramps.

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         The parameters for the ramps and definition of the cutback were selected considering the operation of large trucks and electric rope shovels. The preliminary designs considered the operational practicality in locating ramp layouts and the pit stages (cutbacks).

         An average cutback width of approximately 120 m for the 20 Mt/a case and 150 m for the 40 Mt/a case was maintained in the preliminary design of the pit stages at Southwest and Central. For all designs, a minimum mining width of approximately 40 to 50 m was adopted at the final pit floor.

         The Hugo South pit stages are based on pit shells generated manually at average slope angles within the ultimate pit limits. The shape of the orebody in relation to the ultimate pit was considered in the definition of the Hugo South pit stages to expose ore earlier and defer waste mining as much as possible.

19.3.3   MINE DESIGN FOR 20 MT/A CASE (2c)

         The pit stages planned for the 20 Mt/a case are shown in Figure 19.3-1. The Southwest deposit is planned for development in three stages, where as the Central pit is planned in two pit stages.

         The three pit stages at the Southwest pit target the high grade core at progressively deeper elevations. The first stage at Central develops the shallower chalcocite zone, where as the second stage predominantly mines the lower covellite zone.

         No designs for the first two stages of the Southwest pit were prepared for the Scoping Study. The mining volumes are based on the pit shells with the overall slope angles approximating the impact of inclusion of access ramps.

         The Southwest ultimate pit design shown in Figure 19.3-2 is circular in shape with a diameter of approximately 1,250 m at surface. The final pit is 500 m deep with a clockwise ramp system accessing the final pit floor.

         Although the access ramp systems between the pit stages are not shown for the 20 Mt/a case, a layout similar to that in the 40 Mt/a case can be adopted.

         The site layout and preliminary waste dump designs for the 20 Mt/a case are shown in AAJV drawing 1362-G-180.

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         FIGURE 19.3-1: CENTRAL AND SOUTHWEST PIT STAGES FOR 20 MT/A CASE

                                   [PICTURE]

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         FIGURE 19.3-2: ULTIMATE PIT DESIGN FOR 20 MT/A CASE

                                   [PICTURE]

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19.3.4   PIT DESIGNS FOR 40 MT/A CASE (4b)

         The open pit stages defined for the 40 Mt/a case are as follows:

         -        Southwest 3 pit stages as shown in Figure 19.3-4 and Figure
                  19.3-5

         -        Central 2 pit Stages as shown in Figure 19.3-4 and Figure
                  19.3-5

         -        Hugo South 4 pit Stages as shown in Figure 19.3-3

         While the other two study cases are based on conventional truck/shovel mining, GRD Minproc was directed that Case 4b would include an in-pit crusher system. The in-pit crusher concept is based on available ore and waste being trucked to a crusher located 200 m below the surface in Hugo South pit. Allowance for reduced haulage distances (and hence number of trucks) and excavation for conveyor galleries was made in the Case 4b estimate. The analysis of in-pit crushing prepared by AAJV is in Section 20.

         The starter Stage 1 pit at the Southwest will be 700 m wide and 800 m in length at surface, targeting the relatively high grade mineralisation located 100 m below surface. The Stage 1 pit will be 270 m deep, with the north-northeast wall designed as the final pit wall to facilitate the ramp access between the pit stages.

         The mining for the development of the 400 m deep Southwest Stage 2 cutback will start in the first year of plant operation as soon as the relatively high grade ore is exposed in the Southwest Stage 1 pit. The access to both Stage 2 and 3 cut-backs will be initially from the east through temporary ramp systems.

         The Stage 3 cutback will be mined to a final depth of 500 m and will establish the final pit walls to the south. The mining areas are relatively wide at the southwest and southeast (South) pit extensions.

         The Central Stage 1 pit will be developed as the ore is mined in full production from Southwest Stage 2 cutback. The Central ramp system will connect to the Southwest ramp system 50 m below surface, sharing the same exits to the ore crusher and waste dumps. The ramp exit to the crusher and a secondary waste exit to the east will be established early in the mine life as the permanent pit exits.

         Central Stage 2 pit will be mined last as a major 300 to 500 m wide "L" shape cutback to the north of Central Stage 1 pit. The main ramp system will connect to the existing Stage 1 ramp system at 90 m depth. The final depth of the Central pit will be 390 m.

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         Hugo South pit will be developed as a relatively independent resource area to the north of the Central pit. Starting with the 350 m deep Stage 1 pit, the ultimate pit will be developed in approximately 150 m vertical increments between the 4 pit stages to a final depth of 750 m.

         The site layout and preliminary waste dump designs for the 40 Mt/a case are shown in AAJV drawing 1362-G-190.

         FIGURE 19.3-3: HUGO SOUTH PIT STAGES FOR 40 MT/A CASE

                                   [PICTURE]

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         FIGURE 19.3-4: CENTRAL AND SOUTHWEST PIT STAGES FOR 40 MT/A CASE

                                   [PICTURE]

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         FIGURE 19.3-5: SOUTHWEST AND CENTRAL ULTIMATE PIT DESIGN FOR 40 MT/A
                        CASE

                                   [PICTURE]

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         FIGURE 19.3-6: SOUTHWEST AND CENTRAL PIT STAGES FOR 20-40 MT/A CASE

                                   [PICTURE]

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19.3.5 PIT STAGES FOR 20-40 MT/A CASE (4a)

The Southwest and Central pit stages for Case 4a shown in Figure 19.3-6 are a hybrid form of the pit stages for Cases 2c and 4b. In this case, 4 mining stages were defined for Southwest with the last expansion from the 20 Mt/a ultimate pit to the 40 Mt/a ultimate pit limits. Similar to the 20 Mt/a open pit only case, the lower throughput rate initially allows for the development of slightly narrower cut-backs.

The Hugo South pit stages used in Case 4b were also used in the calculation of mining inventories for Case 4a.

19.3.6 OPEN PIT MINING INVENTORY

CLASSIFICATION CRITERIA

The open pit mining inventory includes both Indicated and Inferred material and was defined using NSR values (Net Smelter Return, i.e. net revenue calculated at the concentrator gate). The NSR cut-off criteria used in the calculation of the open pit mining inventory was defined as follows:

- Low-value cut-off: Break-even cut-off, i.e., ore value equal to the total of processing and general and administrative costs.

- Mid-value cut-off: Preferred cut-off value for the mill feed that can vary slightly depending on the grades and ore presentation. These cut-off values were determined after indicative NPV and cut-off analysis in the preliminary schedules as part of pit optimizations.

- High-value cut-off: To provide flexibility in the production scheduling process to manage stockpile movements and mining rates.

TABLE 19.3-1: NSR CUT-OFF VALUES USED IN MINING INVENTORY CLASSIFICATION

            LOW CUT-OFF   MID CUT-OFF ($/T)           HIGH CUT-OFF
               ($/T)         SW & CENT        HUGO       ($/T)
            -----------   -----------------   ----    ------------
Case 2a        3.11            8.50                       10.00
Case 4b        2.81            6.50           5.50        10.00
Case 4a        2.81            6.50           5.50        10.00

As well as the above NSR value categories, the following ore types were also identified in the mining inventory and schedules due to different metallurgical characteristics:

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-    Southwest

-    South

-    Central Chalcopyrite

-    Central Secondary

-    Hugo South

19.3.7 MINING INVENTORY SUMMARY

The open pit Indicated and Inferred resource classification inventory for each of the cases is provided in Table 19.3-2. The Indicated resources are only reported within the Southwest pit limits and all other resources are classified as Inferred. Individual open pit case inventories detailing NSR ranges and pit stage contributions are provided in Tables 19.3-3, 19.3-4, and 19.3-5.

19.3.8 PRODUCTION SCHEDULES

The production schedules were prepared on a yearly basis throughout the mine life. The open pit schedules are based on mining inventories by bench reported within the pit designs and shells. AAJV provided the Hugo North underground mining schedule and the maximum plant capacities, from which the open pit stages were then scheduled to meet the remaining plant throughput capacity.

The primary objective of the open pit production schedules was to maximize the early cash flow from the operation by delaying the costs and bringing the revenue forward as much as possible.

The total mined, processed, stockpiled and concentrate quantities for the three production schedule cases are summarised in Table 19.3-6, while annual forecasts are provided in Appendix C. The pit and underground components in the schedule cases are as follows:

CASE 2C:

-    Southwest, 3 open pit stages

-    Central, 2 open pit stages

-    Hugo North, block caving (by AAJV)

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CASE 4B:

-    Southwest, 3 open pit stages

-    Central, 2 open pit stages

-    Hugo South, 4 open pit stages

-    Hugo North, block caving (by AAJV)

CASE 4A:

-    Southwest, 4 open pit stages

-    Central, 2 open pit stages

-    Hugo South, 4 open pit stages

-    Hugo North, block caving (by AAJV)

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TABLE 19.3-2: MINERAL RESOURCE CLASSIFICATION IN OPEN PIT MINING INVENTORY

           INDICATED RESOURCE                           INFERRED RESOURCE                      TOTAL RESOURCE
      ----------------------------------------   -----------------------------------   ---------------------------------
CASE     KT       NSR      CUEQ     CU     AU      KT       NSR    CUEQ   CU     AU      KT       NSR   CUEQ   CU    AU
       T'000      $/T       %       %      G/T    T'000     $/T     %     %      G/T    T'000     $/T    %     %     G/T
------------------------------------------------------------------------------------------------------------------------
2c     174,701    11.4     0.52    0.69   0.61   177,055   8.4    1.22   0.50   0.28   351,756   9.9   0.87   0.59  0.44
4a     229,043    10.2     0.87    0.49   0.59   633,125   10.1   0.85   0.78   0.11   862,168   10.1  0.86   0.70  0.24
4b     229,043    10.2     0.87    0.49   0.59   628,238   10.1   0.85   0.78   0.11   857,281   10.1  0.86   0.71  0.24

TABLE 19.3-3: OPEN PIT MINING INVENTORY SUMMARY FOR CASE 2C

                                       RECOVERED RESOURCE
----------------------------------------------------------------------------------------
                    LOW VALUE RESOURCE                       MID VALUE RESOURCE
PIT     --------------------------------------    --------------------------------------
STAGE   TONNES    NSR     CUEQ    CU      AU      TONNES    NSR     CUEQ    CU      AU
        *1,000    $/t       %      %      g/t     *1,000    $/t      %       %      g/t
----------------------------------------------------------------------------------------
C01       5,878   5.93    0.57    0.51    0.10     1,369    9.32    0.90    0.82    0.12
C02      70,251   6.13    0.59    0.53    0.10     7,165    9.16    0.88    0.75    0.20

SW1      17,062   6.10    0.58    0.39    0.30     6,608    9.23    0.84    0.51    0.51
SW2      35,999   5.46    0.52    0.37    0.24     4,161    9.14    0.83    0.56    0.42
SW3      91,734   5.49    0.52    0.38    0.23     7,407    9.10    0.82    0.54    0.44
TOTAL   220,924   5.75    0.55    0.43    0.19    26,710    9.16    0.85    0.61    0.37

                  HIGH VALUE RESOURCE                      TOTAL RESOURCE MINED
PIT      --------------------------------------    -------------------------------------      WASTE     TOTAL
STAGE    TONNES     NSR      CUEQ   CU      AU     TONNES    NSR      CUEQ    CU      AU     TONNES     TONNES
         *1,000     $/t      %      %       g/t    *1,000    $/t       %      %       g/t    *1,000     *1,000
---------------------------------------------------------------------------------------------------------------
C01       10,127    12.72    1.21   1.13    0.13    17,374   10.16    0.97    0.90   0.12     37,399     54,773
C02       29,304    14.49    1.38   1.23    0.23   106,720    8.63    0.83    0.74   0.14    171,139    277,859

SW1       22,101    23.49    1.81   0.77    1.63    45,771   14.95    1.21    0.59   0.97     59,541    105,312
SW2       19,812    21.58    1.70   0.78    1.44    59,972   11.04    0.93    0.52   0.65    139,166    199,138
SW3       22,778    20.34    1.62   0.76    1.36   121,919    8.48    0.75    0.46   0.45    127,356    249,275
TOTAL    104,122    18.86    1.57   0.93    0.99   351,756    9.89    0.87    0.59   0.44    534,601    886,357

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TABLE 19.3-4: OPEN PIT MINING INVENTORY SUMMARY FOR CASE 4b

                                            RECOVERED RESOURCE
         -------------------------------------------------------------------------------------
                 LOW VALUE RESOURCE                            MID VALUE RESOURCE
PIT      ---------------------------------------     -----------------------------------------
STAGE    TONNES   NSR    CUEQ      CU       AU       TONNES      NSR   CUEQ     CU        AU
         *1,000   $/T     %        %        G/T      *1,000      $/T    %       %         G/T
----------------------------------------------------------------------------------------------
C01       16,599  5.20   0.51    0.46      0.07       5,255     7.99   0.77    0.67      0.16
C02       34,075  5.36   0.52    0.46      0.09      31,361     7.69   0.74    0.65      0.14

SW1       15,050  4.59   0.44    0.32      0.20      17,813     8.26   0.75    0.48      0.43
SW2       58,028  4.68   0.45    0.33      0.19      21,700     7.82   0.72    0.48      0.37
SW3       98,080  4.96   0.48    0.36      0.19      70,352     7.80   0.72    0.51      0.32

HS1       27,864  3.75   0.33    0.32      0.03      20,661     8.30   0.71    0.43      0.03
HS2        9,086  3.49   0.31    0.29      0.04      23,429     8.43   0.71    0.45      0.04
HS3        6,781  3.63   0.32    0.30      0.04      18,186     8.49   0.71    0.45      0.05
HS4       53,713  4.03   0.36    0.34      0.03      40,793     8.23   0.69    0.44      0.04
TOTAL    319,276  4.62   0.44    0.36      0.12     249,550     8.05   0.62    0.50      0.19


               HIGH VALUE RESOURCE                     TOTAL RESOURCE MINED
PIT    -------------------------------------    -------------------------------------      WASTE        TOTAL
STAGE  TONNES    NSR     CUEQ   CU      AU      TONNES     NSR    CUEQ    CU      AU       TONNES      TONNES
       *1,000    $/T     %      %       G/T     *1,000     $/T    %       %       G/T      *1,000      *1,000
--------------------------------------------------------------------------------------------------------------
C01     11,729   12.70   1.21   1.12    0.14     33,583     8.26  0.79    0.73    0.11      57,386      90,969
C02     27,702   14.60   1.39   1.24    0.23     93,138     8.89  0.85    0.76    0.15     149,271     242,409

SW1     24,488   23.30   1.80   0.76    1.62     57,351    13.72  1.12    0.56    0.88     104,142     161,493
SW2     28,047   21.80   1.72   0.80    1.45    107,775     9.77  0.84    0.48    0.55     174,243     282,018
SW3     18,630   16.03   1.33   0.77    0.87    187,062     7.13  0.65    0.46    0.31     135,821     322,883

HS1     13,565   14.84   1.27   1.25    0.04     62,090     7.69  0.66    0.56    0.03     335,340     397,430
HS2     39,692   16.47   1.41   1.38    0.04     72,207    12.23  1.04    0.94    0.04     373,147     445,354
HS3     56,058   21.61   1.85   1.79    0.10     81,025    17.16  1.47    1.36    0.08     366,305     447,330
HS4     68,544   15.95   1.37   1.33    0.06    163,050    10.09  0.87    0.78    0.05     705,582     868,632
TOTAL  288,455   18.01   1.53   1.27    0.40    857,281    10.12  0.86    0.71    0.24   2,401,237   3,258,518

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Technical Report - Preliminary Assessment
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TABLE 19.3-5: OPEN PIT MINING INVENTORY SUMMARY FOR CASE 4a

                                       RECOVERED RESOURCE
------------------------------------------------------------------------------------------
                LOW VALUE RESOURCE                       MID VALUE RESOURCE
PIT     -------------------------------------    -----------------------------------------
STAGE   TONNES   NSR     CUEQ    CU      AU        TONNES     NSR      CUEQ    CU     AU
        *1,000   $/T      %       %      G/T       *1,000     $/T       %      %      G/T
------------------------------------------------------------------------------------------
C01       4,702   4.99   0.49    0.44    0.08        3,095    8.22     0.79   0.71   0.13
C02      45,927   5.34   0.52    0.47    0.09       33,456    7.68     0.74   0.65   0.14

SW1       9,902   4.53   0.44    0.32    0.19       14,945    8.28     0.76   0.48   0.44
SW2      29,776   4.73   0.46    0.34    0.19       12,600    7.95     0.73   0.49   0.38
SW3      71,466   4.65   0.45    0.34    0.18       32,483    7.77     0.72   0.49   0.36
SW4      63,130   5.10   0.49    0.36    0.20       49,793    7.81     0.72   0.52   0.31

HS1      27,864   3.75   0.33    0.32    0.03       20,661    8.30     0.71   0.43   0.03
HS2       9,086   3.49   0.31    0.29    0.04       23,429    8.43     0.71   0.45   0.04
HS3       6,781   3.63   0.32    0.30    0.04       18,186    8.49     0.71   0.45   0.05
HS4      53,713   4.03   0.36    0.34    0.03       40,793    8.23     0.69   0.44   0.04
TOTAL   322,347   4.61   0.44    0.36    0.13      249,441    8.05     0.62   0.50   0.19

                  HIGH VALUE RESOURCE                   TOTAL RESOURCE MINED
PIT      --------------------------------------   ----------------------------------      WASTE       TOTAL
STAGE    TONNES     NSR     CUEQ     CU    AU     TONNES   NSR     CUEQ   CU     AU       TONNES      TONNES
         *1,000     $/T      %       %     G/T    *1,000   $/T      %     %      G/T      *1,000      *1,000
-------------------------------------------------------------------------------------------------------------
C01       10,127    12.72   1.21     1.13  0.13    17,924   9.92   0.95   0.88   0.11      36,849      54,773
C02       29,304    14.49   1.38     1.23  0.23   108,687   8.53   0.82   0.73   0.14     169,172     277,859

SW1       22,101    23.49   1.81     0.77  1.63    46,948  14.65   1.19   0.58   0.95      58,364     105,312
SW2       19,812    21.58   1.70     0.78  1.44    62,188  10.75   0.91   0.51   0.62     136,950     199,138
SW3       22,778    20.34   1.62     0.76  1.36   126,727   8.27   0.73   0.45   0.44     122,548     249,275
SW4        8,399    12.12   1.06     0.83  0.36   121,322   6.70   0.62   0.46   0.26     102,805     224,127

HS1       13,565    14.84   1.27     1.25  0.04    62,090   7.69   0.66   0.56   0.03     335,340     397,430
HS2       39,692    16.47   1.41     1.38  0.04    72,207  12.23   1.04   0.94   0.04     373,147     445,354
HS3       56,058    21.61   1.85     1.79  0.10    81,025  17.16   1.47   1.36   0.08     366,305     447,330
HS4       68,544    15.95   1.37     1.33  0.06   163,050  10.09   0.87   0.78   0.05     705,582     868,632
TOTAL    290,380    17.99   1.52     1.26  0.41   862,168  10.11   0.86   0.70   0.24   2,407,062   3,269,230

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TABLE 19.3-6: PRODUCTION SCHEDULE CASES SUMMARY

                                                                      Case 2c        Case 4b      Case 4a
                                                                      20 MT/A        40 MT/A     20-40 MT/A
PRODUCTION SCHEDULE CASES SUMMARY                                       TOTAL        TOTAL         TOTAL
------------------------------------------------------------------------------------------------------------
TOTAL MINING RATE                                          MTPA           75           195         175
NUMBER OF ELECTRIC SHOVELS (45 M(3))                        #             2            6           5
NUMBER OF TRUCKS (350 T)                                    #             15           38*         40
DRILLS                                                      #             5            12          11
DOZERS                                                      #             5            12          11
GRADERS                                                     #             3            6           6
FRONT END LOADER                                            #             1            1           1
MANPOWER REQUIREMENTS                                       #             260          540*        520
* In-pit crushing option reduced the number of trucks and manpower utilised in Case 4b
SW AND CENTRAL                      Open Pit Total          kt            351,756      478,909     483,796
                                                            NSR $/t       9.89         8.94        8.93
                                                            CuEq %        0.87         0.80        0.80
                                                            Cu %          0.59         0.55        0.55
                                                            Au g/t        0.44         0.39        0.39
                                    Waste                   kt            534,601      620,863     626,688
                                    TOTAL                   KT            886,357      1,099,772   1,110,484
HUGO SOUTH                          Open Pit Total          kt                         378,372     378,372
                                                            NSR $/t                    11.62       11.62
                                                            CuEq %                     1.00        1.00
                                                            Cu %                       0.97        0.97
                                                            Au g/t                     0.05        0.05
                                    Waste                   kt                         1,780,374   1,780,374
                                    TOTAL                   KT                         2,158,746   2,158,746
HUGO NORTH                          Underground Total       kt                         176,539     176,539
                                                            NSR $/t                    25.75       25.75
                                                            CuEq %                     2.21        2.21
                                                            Cu %                       1.99        1.99
                                                            Au g/t                     0.35        0.35
MINED TOTAL ORE                     Mined Ore Total         kt            351,756      1,033,820   1,038,707
                                                            NSR $/t       9.89         12.79       12.77
                                                            CuEq %        0.87         1.12        1.11
                                                            Cu %          0.59         0.95        0.95
                                                            Au g/t        0.44         0.26        0.26
STOCKPILE MAXIMUM                   Deferred Open Pit Ore   kt            132,383      278,028     310,156
BALANCE                             Stockpile Treated at    NSR $/t       5.74         5.41        5.33
                                    the End of Mine Life    CuEq %        0.55         0.51        0.50
                                                            Cu %          0.42         0.41        0.41
                                                            Au g/t        0.20         0.15        0.15
TOTAL RECOVERED                     Total Mined and         kt            351,756      1,033,820   1,038,707
RESOURCE                            Processed Resource      NSR $/t       9.89         12.79       12.77
                                                            CuEq %        0.87         1.12        1.11
                                                            Cu %          0.59         0.95        0.95
                                                            Au g/t        0.44         0.26        0.26
CONCENTRATE MAKE                    Concentrate Make        Mass Pull %   1.98         2.90        2.89
                                                            kt            6,962        30,021      30,070
                                                            Con Cu %      26.1         29.4        29.4
                                                            Con Au g/t    16.0         5.9         5.9
                                    Copper Production       kt            1,817        8,830       8,844
                                    Gold Production         koz           3,580        5,652       5,713

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19.3.9 OPEN PIT OPERATION AND EQUIPMENT

The open pit operation schedule was based on 340 working days per year, with 25 days per year lost due to unscheduled delays such as weather conditions. The open pit equipment will operate 24 hours per day in two 12-hour working shifts.

The open pits will be mined using conventional open pit shovel-truck operations with all production operations carried out by IMMI. The nominal equipment fleet requirements during mature operation are summarised in Table 19.3-6 above.

Electrical shovels of 45 m(3) bucket class and 350 t trucks were assumed for the open pits. Further work is recommended on equipment sizing and productivities to confirm the configuration selected for the study.

In the estimation of the truck fleet for Case 4b, it was assumed that an in-pit crusher system would be installed in Hugo South. The capital and operating cost estimate for in-pit crusher system can be seen in Section 20.

The total peak labour requirements are summarised in Table 19.3-6 for all cases. Note that, in general, two thirds of the total labour will be on site at any time. The annual labour numbers were built up based on the equipment fleet estimates to achieve the production schedule.

Production blastholes will be 17 m deep, 305 mm diameter on patterns ranging from 7.5 m by 8.5 m to 8.5 m by 10.0 m. Drilling requirements will be sensitive to penetration rates and conditions that have not yet been defined. The dewatering plan is based on pit rim wells and dewatering in advance of mining and with minimal precipitation. Aquaterra was responsible for the preparation of the dewatering estimate. GRD Minproc assumed that the bulk of blasting would be in dry conditions. The drill and blast assumptions for the Preliminary Assessment Report need to be confirmed by further work.

GRD Minproc assumed that all blastholes will be sampled using an appropriate sampling device with required copper, gold, impurity, and potential ARD-related assaying performed in the site laboratory. RC drilling to in-fill the ore areas and better define ore/waste and metallurgical boundaries is also anticipated.

Open pit dewatering and electrical reticulation to the shovels and associated capital and operating cost estimates were estimated by AAJV. The electrical reticulation is described in Section 19.9 and the capital costs are summarized in Section 19.12.

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19.4 UNDERGROUND MINING - HUGO NORTH

19.4.1 INTRODUCTION

Underground mine planning for the Oyu Tolgoi Scoping Study has evolved as knowledge of the Hugo Dummett deposit has been expanded. Initially, SRK was responsible for all underground planning on that portion of the deposit that is now named Hugo South. When the deposit was expanded into what is now called Hugo North, AAJV assumed responsibility for planning of this deposit. Subsequently, further assessment determined that there might be benefits to mine Hugo South as an open pit. Therefore, the SRK work does not form part of the body of this report but has been incorporated for reference as Appendix B.

To complete the Hugo North mine plan, AAJV utilised the concepts, production capacity estimates, and costs that had been developed by SRK for Hugo South. While this is appropriate for a Scoping Study, a number of simplifying assumptions were made to produce this plan. Since block caving is likely the lowest unit cost mining method, the assumptions must be reviewed during the next phase of study to confirm that this mining method is viable.

Among the assumptions, there are three key issues:

- The geotechnical design criteria, including caving fragmentation and sustainable caving rate, must be confirmed through additional data collection and analysis.

- The stress regime must be assessed and the mine plan adjusted to suit, given that the deepest parts of Hugo North are approximately 1,500 m below surface. This analysis will be an important component of defining the cave design and drawpoint support.

- The geometry of the dykes and their impact on cavability and dilution must be evaluated.

There are also a number of opportunities to optimise the mine plan by incorporating additional resources and by analysing whether the zone could be developed in a single pass, rather than the two pass concept used in this plan.

19.4.2 GEOTECHNICAL ASSESSMENT

The geotechnical assessment for the underground workings was conducted by SRK. The results of their findings are reported in Appendix B.

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19.4.3   HUGO NORTH DESCRIPTION

         The Hugo North zone is the extension of the Hugo Dummett deposit that lies north of latitude 4766400N. It is separated from Hugo South by a section of narrow mineralization (the Transition zone).

         Hugo North strikes generally N 28.5 degrees W, with the zone plunging to the northwest. Its current base, as defined by the northern-most drilling, is near the -300 mRL, approximately 800 m below the base of Hugo South and 1,500 m below surface. The total width of the zone across all grade shells varies along its strike from 200 m to in excess of 500 m. The mineralization dips generally to the east from as low as 40 degrees to as high as 80 degrees, but is generally above 60 degrees.

         The zone contains a high grade core defined by a +2% copper grade shell. This high grade core is generally close to the eastern boundary of the mineralization.

         The zone is intersected by several granodiorite dykes of varying widths that appear to dip to the west and generally cross the western portion of the zone.

         A separate, smaller area of mineralization, which lies to the west of the main zone and plunges to the south (the West Limb), adjoins the main zone at approximately 4766850N.

         Neither the Transition zone nor the West Limb was incorporated into the mining plan for Hugo North. The shapes of these zones may mean that block caving would not be suitable and therefore additional analysis is required to assess what would be the most appropriate mining method(s). This analysis should incorporate an assessment of the stress regimes that will develop as the Hugo North block cave is mined and how the block cave will interact with the Hugo South open pit.

19.4.4   MINING METHOD

         Hugo North has sufficient lateral and vertical extent that block caving should be geometrically possible, although confirmation of the design parameters is required to confirm its viability. This method, which combines low costs with a high production capacity, would enable Hugo North to contribute significant ore tonnage and metal production to the Oyu Tolgoi project. Therefore, block caving was selected as the mining method for this zone.

         AAJV elected to develop the zone in two passes, with the first extraction level at the 0 mRL, and advance the cave southwards from the north end of the zone. The lower sections of the ore would be extracted from levels along the base of the deposit.

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         These levels vary in elevation as the deposit rises to the south. The two pass approach has the following advantages:

         - The cave can be initiated within the higher grade core on a level with a very large lateral extent. Thus the initial production grade will be relatively high and there should be a shorter ramp up period to achieve the maximum sustainable production rate.

         - The height of cave above the initial mining block will be approximately 200 m, which is sufficient for achieving the economies of scale of block caving.

         - Because the deposit plunges to the northwest, planned dilution from the lower grade areas and country rock will be reduced compared to that which would be experienced with a higher draw height. The shorter draw height will also reduce draw dilution and possibly mitigate impact of the barren dykes that cross the zone.

         - The base of the zone rises from its north end towards the south. To establish the extraction level at the lowest point of the zone would require multiple extraction levels, increasing the complexity of the initial development. This complexity is delayed by the current plan.

         - The cave would be initiated at a higher elevation and thus presumably in an area of lower stress than the bottom of the zone.

         However, the two pass approach increases the costs by doubling the extraction level development. During the next phase of study, this approach requires further analysis and optimization.

19.4.5   BLOCK CAVE DESIGN CRITERIA (EXTRACTED FROM SRK, APPENDIX B)

         In this Scoping Study, the block cave extraction level is designed around a Henderson offset herringbone type layout. A plan view of the extraction layout and projected position of the cross-cuts on the undercut level above is shown in Figure 19.4-1. The offset draw points avoid four way intersections with large spans, and the Henderson layout is more suitable to electrically powered equipment and automation of loading operations. Alternate designs such as the Teniente layout were not considered to be as appropriate.

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         FIGURE 19.4-1: EXTRACTION LEVEL LAYOUT SHOWING PROJECTION OF UNDERCUT
                        CROSS-CUTS ON THE LEVEL ABOVE

                        [Extraction Horizon Layout in Plan]

         It is proposed to use a narrow inclined (crinkle) undercut as shown in Figure 19.4-2, where advanced undercutting is applied. In an advanced undercut only the draw drives and angled stub off of the draw point cross-cuts are developed, and fully supported, prior to undercutting. Once the undercut has passed over the draw bell position, and the extraction horizon is de-stressed, the remainder of the draw point cross-cut is developed and the draw bell extracted.

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         FIGURE 19.4-2: SECTION THROUGH A DRAW POINT, DRAW BELL AND THE INCLINED
                        UNDERCUT

              [Narrow Inclined Crinide Undercut Layout in Section]

         The extraction level design parameters were estimated for Hugo South and are directly related to the rock mass geotechnical properties for that zone. Values for Hugo North have yet to be determined. The Hugo South design parameters are summarised as follows:

         HYDRAULIC RADIUS FOR CAVING: While the range of the average MRMR(Min) to average MRMR(Max) for all rock types equates to a hydraulic radius for caving between 20 m and 27 m, it was considered appropriate for Scoping Study design purposes to design an undercut with a hydraulic radius of 30 m. This equates to a square plan area of 120 m by 120 m. For an equivalent rectangular area the minimum critical span should be not less than 95 m. For a hydraulic radius of 30 m this equates to a rectangular area of 95 m by 165 m. Therefore the area to be undercut to initiate caving can be anywhere from a square area measuring 120 m by 120 m to a rectangular area measuring 95 m by 165 m. Once caving has been initiated the undercut will be expanded until it reaches a size sufficient to sustain the 12 Mt/a production rate.

         AREA REQUIRED TO SUSTAIN FULL PRODUCTION: The rate at which block cave production can be ramped up and sustained is dependent on:

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         -        The rate at which the cave back fails and falls in

         - The fragmentation size distribution (primary and secondary) which, in turn, is dependant on the rock mass (geotechnical) conditions

         - The limiting rate at which draw points and draw bells can be physically constructed

         -        The rate at which `hang ups' and oversize can be cleared

         As there is no oriented data available for joints/structures that would normally be used in determining the primary and secondary rock block sizes it has not been possible to calculate likely fragmentation distributions. However, empirical systems, utilising rock mass ratings, exist from which production ramp up and steady state production rates can be estimated. For a MRMR range (average of all rock types) of 38 to 48, the cave back vertical rate of advance is between 120 - 250 mm/day. Therefore, an average rate of 200 mm/day has been applied for steady state rate of caving. For each square metre area of draw, this equates to approximately 0.56 t/d.

         So for each draw bell (30 m by 15 m) area, a steady state daily tonnage of approximately 252 t/d can be expected. That is 126 t per draw point per day on average. The minimum number of draw bells required must cover an area at least equivalent to the hydraulic radius for caving. Draw bell construction normally is limited to 5 to 6 draw bells per month. This study was based on a maximum of five draw bells constructed per month.

19.4.6   HUGO NORTH MINING INVENTORY

         The mining plan was developed to preferentially extract the material within the +2% copper grade shell and then extend into the +1% copper grade shell. Large portions of the +1% copper shell have not been included in the mining plan. Most of this excluded material is located either in the footwall of the zone, in the area most affected by the granodiorite dyke inclusions, or in the West Limb. During the next phase of study additional analysis is required to optimize the mine plan and to determine economic means of extracting this material

         The process AAJV used to estimate the mineable tonnage and grade began by outlining, on plan, at 100 m vertical intervals (excepting for the -250 mRL plan, which represents a 50 m vertical interval), contiguous mining blocks within the mineralization outlines. Using these outlines, the tonnages and grade within each block were estimated using the AMEC November resource model.

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         Table 19.4-1 below quantifies the mining inventory for Hugo North.
         These values incorporate the recovery and dilution values as defined in
         Section 19.4.7.

         TABLE 19.4-1: HUGO NORTH MINING INVENTORY

                                                        CU              AU
MINING BLOCK               TONNES                       %               G/T
----------------------------------------------------------------------------
Block 1                   53,363,000                   2.16             0.46
Block 2                   16,226,000                   1.86             0.21
Block 3                   53,221,000                   2.11             0.49
Block 4                   31,936,000                   1.70             0.12
Block 5                   13,728,000                   1.67             0.12
TOTAL                    168,474,000                   1.99             0.35

19.4.7   DILUTION AND RECOVERY

         The mining inventory was based on 100% recovery of all material contained within the defined mining blocks. Based on data generated by SRK, AAJV assumed that 70% of this volume would be extracted with no dilution and the final 30% would be extracted with 20% dilution. Thus the net dilution would be 6% of the total tonnage. A grade of 0.71% Cu and 0.076 g/t Au, equivalent to the grade of the +1% Cu shell surrounding the mining blocks, was assigned to the dilution.

19.4.8   PRODUCTION FORECAST AND CRITERIA

         In order to maximize the production rate and improve mining selectivity, the zone was divided into five major blocks, each of which represents a separate phase (see AAJV drawing 1362-MA-112).

         BLOCK 1

         The base of this mining block, which in combination with Block 2 includes the largest ore tonnage to be drawn at any elevation, is located at the 0 mRL.

         In Phase 1 of mining the cave will be initiated in the northern end of this block (see AAJV drawing 1362-MA-108). This location was selected to initiate the caving for the following reasons:

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         -        The geometry of ore zone at the 0 mRL makes it possible to establish a large cave footprint (approximately 100 m wide by 204 m long) with minimal affect from dykes and with a zone height of approximately 200 m.

         - The northern end of the block is in the widest section of the zone and therefore will afford the highest production build up rate for the least development.

         - The cave can be initiated primarily within the +2% copper grade shell, thereby maximizing the early production grade.

         The undercutting of the ore zone will be advanced to the south within the mining block as rapidly as possible in order to build up ore production to the steady state production rate of 12 Mt/a, while maintaining a continuous caving front.

         BLOCK 2

         Phase 2 of mining will progress through Block 2 by continuing to undercut the zone at the 0 mRL southward at a rate sufficient to advance the cave so as to maintain the steady state production rate.

         The West Limb was not included in the mining plan at this time because it does not contain higher grade material.

         BLOCK 3

         This mining block is directly below Blocks 1 and 2, and its extraction will require a second extraction level. Phase 3 mining will commence by undercutting the zone at its base at the -250 mRL (see AAJV drawing 1362-MA-110). Caving will be initiated at the northern end of the deposit, beneath the existing Phase 1 cave. The start up of production on the -250 mRL will be coincident with the completion of production drawdown directly above on the 0 mRL.

         The cave front in Block 3 will progress to the south to replace production capacity as Phase 1 is completed. As the cave front is advanced south and west the undercut level will be raised in stages to the -200 m and then the -100 mRL to accommodate the plunge and dip of the zone (see AAJV drawing 1362-MA-112).

         BLOCK 4

         This block comprises the southern upper section of the zone. The base of the mining block is the 200 mRL (see AAJV drawing 1362-MA-109). Phase 4 will commence in

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         this block once the cave from Phase 2 has reached the southern end of
         Block 4 (see AAJV drawing 1362-MA12).

         BLOCK 5

         Block 5 lies directly below Block 4. This block is generally lower grade material and Phase 5 will be the final clean up stage of mining.

         AAJV assumed that the steady state rate of caving will be 200 mm per day, the same rate predicted by SRK for Hugo South. This daily caving rate translates into a daily production rate of 0.56 t/m(2) of undercut or an annual production rate of 200 t/m(2) of undercut.

         The annual production tonnage is a function of the caving rate and the area of undercut available for production drawdown in any given year. A steady state production rate of 12 Mt/a is considered attainable. The rate of production build up to the steady state production rate is governed by the rate that the undercuts and draw cones can be developed.

         Table 19.4-2 presents a summary of the annual production forecast, including mining dilution.

         The steady state production rate of 12 Mt/a will be attained 3 years after production startup and maintained for ten years. This steady state rate could be extended if additional material from the resource already defined can be incorporated through optimisation of this mining plan or the resource is expanded by further exploration.

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         TABLE 19.4-2: PRODUCTION FORECAST (K TONNES)

                STOPING                 DEVELOPMENT             TOTAL
YEAR      TONNES       Cu%    Au g/t   TONNES   Cu%    Au g/t   TONNES      Cu%    Au g/t
-----------------------------------------------------------------------------------------
  3            0                         486    1.99    0.36       486     1.99     0.36
  4        1,100      2.28     0.42      531    1.99    0.36     1,631     2.19     0.40
  5        5,950      2.28     0.42      434    1.99    0.36     6,384     2.26     0.41
  6        9,624      2.42     0.52      330    1.99    0.36     9,954     2.41     0.52
  7       12,000      2.35     0.54      330    1.99    0.36    12,330     2.34     0.54
  8       12,000      1.97     0.45      609    1.99    0.36    12,609     1.97     0.44
  9       12,000      1.81     0.31      641    1.99    0.36    12,641     1.82     0.31
 10       12,000      1.92     0.40      597    1.99    0.36    12,597     1.92     0.40
 11       12,000      2.19     0.48        0                    12,000     2.19     0.48
 12       12,000      2.30     0.52      195    1.99    0.36    12,195     2.30     0.51
 13       12,000      2.31     0.47    1,294    1.99    0.36    13,294     2.28     0.46
 14       12,000      2.20     0.36      535    1.99    0.36    12,535     2.19     0.36
 15       12,000      2.08     0.33      434    1.99    0.36    12,434     2.08     0.33
 16       12,000      1.70     0.19      413    1.99    0.36    12,413     1.71     0.20
 17       11,499      1.38     0.11      699    1.99    0.36    12,198     1.41     0.12
 18        8,134      1.19     0.08        0    1.99    0.36     8,134     1.19     0.08
 19        4,937      1.28     0.09      537    1.99    0.36     5,474     1.35     0.12
 20        4,616      1.90     0.15        0                     4,616     1.90     0.15
 21        2,614      1.96     0.16        0                     2,614     1.96     0.16
TOTAL    168,474      1.99     0.35    8,065    1.99    0.36   176,539     1.99     0.35

19.4.9   PRIMARY DEVELOPMENT AND SCHEDULE

         Total vertical and lateral development requirements to achieve this production plan are estimated at 6,400 m and 88,200 m respectively. The development schedule, excluding the exploration development, is shown in Table 19.4-3.

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         TABLE 19.4-3: HUGO NORTH DEVELOPMENT SUMMARY

YEAR      SHAFT   VERTICAL   DECLINE    LATERAL     TOTAL
---------------------------------------------------------
  2         265     1,195       960       1,530     3,950
  3         950       250     1,200       1,285     3,685
  4         380       975        45       5,060     6,460
  5                                       4,760     4,760
  6                   955       185       4,605     5,745
  7                                       3,085     3,085
  8                                       3,385     3,385
  9                                       6,940     6,940
 10                                       6,225     6,225
 11                                       5,045     5,045
 12                             195         700       895
 13                 1,465     1,385       4,055     6,905
 14                                      11,570    11,570
 15                                       5,050     5,050
 16                                       4,360     4,360
 17                             800       4,570     5,370
 18                                       5,990     5,990
 19                                         580       580
 20                                       4,595     4,595
TOTAL     1,595     4,840     4,770      83,390    94,595

         VERTICAL DEVELOPMENT

         A 1,600 m deep production shaft will be required to provide access for personnel, equipment, and supplies and for hoisting ore and waste. This shaft will require three years to sink, including lead-time for engineering, contractor selection, and mobilisation.

         To achieve the production forecast, it will be necessary to begin work on this shaft prior to a final production decision for the Hugo North project expansion. The start of shaft sinking is scheduled in Year 2.

         In concert with this fast track approach for underground project expansion, the initial mining access development on the -15 mRL will also begin in Year 2 using the exploration shaft that will have been sunk to -40 mRL in Year -1 (see Section 19.4.10). In order to facilitate this initial development, a 1,200 m ventilation raise will be required from surface to the -15 mRL.

         Additional ventilation raises will be developed as required to meet the mine operations airflow requirements throughout the mine workings.

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         Three separate ore pass systems will be required to deliver ore to and from three individual crusher stations located in the footwall of the zone (see AAJV drawing 1362-MA-112). These ore pass systems will deliver the ore from the crusher stations to a common ore transfer level at the -325 mRL, where it will be conveyed to the production shaft (see AAJV drawing 1362-MA-111). A separate waste pass system will also be developed parallel to each ore pass system.

         LATERAL DEVELOPMENT

         Lateral development quantities include the on-going stoping development requirements for the block cave mining, including transfer, extraction and undercut level development and all on-going primary development requirements including ramp and level access to the ore zone, ventilation connection drifts and ore transfer level conveyor gallery development.

         Because the production shaft will not be available until Year 2, the initial preproduction development will be carried out from the previously developed exploration shaft as described above and will begin in Year -2.

         Approximately 5,000 m of lateral development will be completed in Years -2 and -1 prior to the expansion decision date, of which 2,200 m will be ramp access development from the -15 mRL to the -325 mRL ore transfer level.

19.4.10  HUGO NORTH UNDERGROUND EXPLORATION PROGRAM (GRD MINPROC)

         GRD Minproc prepared a conceptual underground exploration plan for Hugo North. The plan included a 1,200 m exploration shaft, 5,500 m of underground development, and the diamond drilling from underground necessary to convert Hugo North to Indicated Resource status. IMMI selected the shaft location, SRK and IMMI selected the two development levels at the 200 mRL and -40 mRL on which drilling is planned. The amount of drilling included in the estimate was that provided by SRK and IMMI to be required to complete a Feasibility Study. This work is not included in the Hugo North plan or cost estimates.

         IMMI chose the location for the shaft, the reasons for the location included the presence of a dyke at that location and it was thought that this might give a more competent rock than in other areas. The location is outside of the planned Hugo North subsidence zone (supplied by SRK), and will not be effected by the Hugo South pit shell until towards the end of stage 2. Location of the shaft and the possibility of sacrificing all or part of the shaft should be analysed further.

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    Key dates for the underground exploration program are shown in Table 19.4-4.

    TABLE 19.4-4: MILESTONE DATES

    ACTIVITY                                            FINISH DATE
--------------------------------------------------------------------
Shaft Sinking                                          4th Qtr 2005
Level Development                                      2nd Qtr 2007
Resource Drilling                                      3rd Qtr 2007

         Costs have been estimated using information from the decline tender carried out by IMMI in 2003, studies prepared in China on shaft sinking at Oyu Tolgoi and other cost data. Table 19.4-5 shows a summary of the cost estimate.

         TABLE 19.4-5: COST ESTIMATE

Shaft                             $000              23,725
Development                       $000              28,438
Owner Costs                       $000              18,942
Drilling                          $000               4,851
TOTAL                             $000              75,955

         The estimate is preliminary and the productivities, costs and other assumptions should be the subject of further review particularly the following:

         - Ventilation requirements and options need to be assessed. A ventilation shaft may be required to develop both the -40 mRL and the 200 mRL Exploration Levels concurrently.

         - A more detailed analysis should be carried out on all development rates to reduce the risk of overestimating development and sinking rates.

         - All costs should be reviewed and adjusted as additional information is available

         It is recommended that IMMI continue to review and justify the requirement for exploration of Hugo North by underground exploration and review alternative strategies including additional drilling from surface.

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19.4.11  MOBILE EQUIPMENT (ADAPTED FROM SRK, APPENDIX B)

         CONTRACTORS EQUIPMENT

         SRK and AAJV assumed, for the purposes of the Scoping Study, that contractors will complete all development activities including the drilling and blasting of the undercut over the entire mine life. The contractor will supply all the equipment necessary to carry out this work.

         DEVELOPMENT - DRILL JUMBOS

         Two types of development jumbos will be used: two-boom jumbos suitable for larger profiles (e.g. decline 6 m by 6 m) and two-boom jumbos suitable for smaller profiles (e.g. undercut and extraction levels 4.5 m by 4.5 m). SRK and AAJV assumed that both jumbo types will achieve 35 m per week in single headings (classified as three or less headings) and 70 m per week in multiple headings (classified as greater than three headings). The jumbos will also be used to install initial ground support (e.g. point anchor bolts).

         PRODUCTION - DRILL RIGS

         Longhole drilling rigs capable of drilling vertical blastholes as long as 50 m with hole diameters ranging from 89 to 102 mm will be utilized to develop extraction level draw bells and undercut level draw cones. These units are capable of drilling 8,000 drill metres per month.

         The undercut level will also require a drill rig for horizontal blastholes.

         DEVELOPMENT - LOADERS

         Diesel loaders with 8 m(3) bucket capacity will be used to handle waste development requirements. Smaller diesel loaders with 7.4 m(3) bucket capacity will be used in undercut and extraction level ore development due to the reduced profile.

         OTHER EQUIPMENT

         Other contractors' equipment will include:

         -        Haul truck(s)

         -        Grader

         -        Explosive loaders

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         -        Cable bolter(s)

         -        Shotcrete unit(s)

         OWNERS EQUIPMENT

         All production on the extraction level and secondary breakage activities will be undertaken by the IMMI employees.

         PRODUCTION - LOADERS

         Electric loaders with 7 m(3) bucket capacity will be used for draw point ore production. These electric loaders will be powered via a trailing electrical cable, which limits their travel distance to approximately 250 m. The stope loaders will be capable of handling 1.2 Mt/a. It is estimated that 12 units will be required at the full production rate.

         SECONDARY BREAKAGE EQUIPMENT

         This equipment will be comprised of separate units capable of handling either high hang ups or low hang ups in the draw bells and draw points. At full production it is estimated that two (2) high hang up and four
         (4) low hang up units will be required to maintain the flow of ore from the draw points in the extraction drifts.

         In addition to these units one (1) tele-remote twin boom jumbo will be required.

         LIGHT VEHICLES AND OTHER EQUIPMENT

         A fleet of light vehicles will be required for transportation of staff, production and maintenance personnel. This fleet will include approximately 25 transport vehicles, 3 integrated tool carriers, an ambulance and other miscellaneous equipment.

19.4.12  MATERIAL HANDLING SYSTEM AND EQUIPMENT

         ORE AND WASTE PASS SYSTEMS

         Electric-powered loaders will excavate broken ore from the draw points on the various extraction levels and tram it to ore dump locations in the footwall of the zone. Each ore dump will be covered by a grizzley with 1 m bar spacings and will be equipped with a rock breaker to handle oversized material. The ore will pass through the grizzley into one of three ore pass systems, either directly or via finger raises. Each ore pass system will feed a crusher station. The ore pass systems will be strategically placed

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         along the strike of the ore zone to optimise the ore haulage from the stope extraction drift to the nearest ore dump location.

         Three waste pass systems will be developed, each paralleling an ore handling system. Waste pass dumps will not require rock breakers and waste passes will by-pass the crusher stations.

         CRUSHING

         AAJV based this mining plan on utilizing three crusher stations, located at elevations designed to accommodate the plunge of the ore (see AAJV drawing 1362-MA-112).

         Starting from the northern extent of the ore zone moving south, the No. 1, No. 2, and No. 3 crushers will be located directly below the -250 mRL, -200 mRL and 0 mRL respectively. The No. 1 and No. 2 crushers wilt be capable of handling 12 Mt/a and the No. 3 crusher 8 Mt/a of ore.

         At each crusher station, the flow of ore from the bottom of the ore pass into the crusher room will be controlled via a chute and chain arrangement onto an apron feeder, which will feed the crusher. A gyratory crusher will be employed at each crusher station and will be capable of handling up to 1 m sized material and crush down to a nominal minus 150 mm. The crushed ore will discharge from the crusher directly into an ore pass that will be developed from the -325 mRL ore transfer level.

         The ore pass below each crusher station will discharge the ore via a chute and vibratory feeder arrangement onto an individual conveyor belt at the -325 mRL ore transfer level. These belts form a conveyor network that delivers the ore to the production shaft.

         CONVEYING

         The conveyor network will comprise of three separate conveyors:

         - The main conveyor will receive ore and waste directly from the No. 1 crusher ore and waste pass systems and transfer them directly to the production shaft.

         - The No. 2 conveyor will receive ore and waste from the No. 2 crusher ore and waste pass systems and transfer them to the No. 1 main conveyor.

         - The No. 3 conveyor will receive ore and waste from the No. 3 crusher ore and waste pass systems and transfer them to the No. 2 conveyor. A transfer chute arrangement will feed the ore and/or waste from one conveyor to another as required.

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         The conveyor lengths and maximum capacities are shown in Table 19.4-6.

         TABLE 19.4-6: CONVEYOR SYSTEM

                                                      LENGTH                  CAPACITY
CONVEYOR                DESIGNATION                      M                       T/H
---------------------------------------------------------------------------------------
No. 1                  Main conveyor                    700                     2,040
No. 2                  Transfer                         400                     2,040
No. 3                  Transfer                         450                     1,100

         Each conveyor will have 1,200 mm belt width and will be a three roll trough type conveyor.

         HOISTING

         The main conveyor will discharge ore and waste at the -325 mRL production shaft station into an ore surge bin and a waste pass respectively, each located in the shaft vicinity and developed between the -325 m and -375 mRL. The ore bin and waste passes will discharge ore and waste respectively onto a short shaft load out conveyor located on the -375 mRL. This conveyor will discharge the ore or waste into a small shaft side bin below which the shaft loading flasks will be filled for direct skip loading.

         The ore wilt be hoisted to surface in four 25 t capacity skips using two multi-rope Koepe hoists. The skips will discharge the ore and waste on surface into ore and waste storage bins located at the head frame.

         SURFACE TRANSFER

         The ore from the storage bin will be transferred by apron feeder onto an overland conveyor, which will transport the ore to a dedicated crushed ore stockpile at the concentrator.

         As required, the waste will be transferred to open pit haulage trucks and placed on the appropriate waste dump.

         VENTILATION

         The production shaft will be the primary mine ventilation intake and exhaust airway. To accomplish this, the 9.5 m inside diameter shaft will include a brattice wall that will separate the intake side of the shaft from the exhaust side. The exploration shaft will

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         provide additional ventilation capacity. The primary mine ventilation fans will be exhausting fans located on surface at the production shaft collar. A mine air heating arrangement will also be required at the production shaft. This will include a ventilation plenum arrangement for introducing the heated air into the shaft collar area. The air will be heated by indirect means, using heated glycol from the site heating system.

         The collar of the exploration shaft is within the ultimate Hugo South open pit. Just prior to the point when the upper portion of the shaft is to be mined out, a second shaft near the rim of the pit will be sunk and a short drift driven to connect to the existing airway.

         MINE ACCESS

         Primary access to the mine for men and materials will be via the production shaft using a double drum hoist to operate two in-balance double deck cages, with each deck capable of accommodating 20 men.

         A secondary means of egress from the bottom of the mine workings will be provided by a footwall ramp access between the -325 mRL and -15 mRL and from the -15 mRL to surface via the exploration shaft.

19.4.13  MINE INFRASTRUCTURE

         DEWATERING FACILITIES

         The permanent dirty mine water sump arrangement and pump station will be established on the -325 mRL developed off the main conveyor gallery close to the zone. This arrangement will include a high rate settling cone discharging into a clear water sump(s) and a pump room housing two 60 l/s high lift clear water pumps which will discharge the clear water through a 200 mm pressure rated pipeline installed in the conveyor gallery and up the production shaft to the surface plant.

         SERVICE WATER FACILITIES

         A 150 mm, 6 mm thickness pipeline will be installed down the length of the production shaft with tee-offs at the 185 mRL, -15 mRL, -265 mRL, -325 mRL and 375 mRL shaft stations. A pressure-reducing valve will be located in the shaft line at the 185 mRL station. The pipelines on the levels will be 100 mm diameter.

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         ELECTRICAL RETICULATION

         The underground electrical reticulation system will be 11 kV with 7.4 MVA capacity, excluding any spare capacity required. This is based on the capacity estimated by SRK for the proposed Hugo South block cave development.

         The reticulation, which will be via the production shaft, requires three 185 mm(2) feeders from surface to the various levels. One feeder will be carried from the -15 mRL shaft station along the main shaft crosscut at this level to the mining area to provide power for Phases 1 and 2. The second feeder will be carried from the -265 mRL shaft station along the main shaft crosscut at this level to provide power to the No. 1 and No. 2 crushing stations. The third feeder will be carried from the -325 mRL shaft station along the main conveyor drift to supply power to the pumping station and conveyors on the -325 mRL level. A fourth feeder will be required at a later date on the -185 mRL for Phase 4.

         Permanent substations at various centrally located underground locations will house transformers supplying 1000 V power for trackless mining equipment, secondary ventilation, pumping and conveying and other underground equipment needs.

19.4.14  MINE ORGANIZATION (EXTRACTED FROM SRK REPORT, APPENDIX B)

         The initial manpower list at full compliment is presented in Table 19.4-7.

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         TABLE 19.4-7: INITIAL MANNING REQUIREMENT

                                      EXPATRIATE       MONGOLIAN     TOTAL
--------------------------------------------------------------------------
SENIOR MANAGEMENT
Genera! manager                                            1            1
Manager mining                            1                             1
Manager technical services                1                             1
Secretary/clerical staff                                  10           10
MINE TECHNICAL SERVICES
Senior mining engineer                    4                             4
Mine planning engineer                    4                             4
Mine ventilation engineer                 2                             2
Senior geotechnical engineer              4                             4
Draw Control Engineer                                      4            4
Drill and blast engineer                  2                             2
Mine technical assistants                                 16           16
Senior geologist                          2                             2
Mine geologist                                             8            8
Geological technician                                     20           20
Senior mine surveyor                      2                             2
Mine surveyor                                              2            2
Survey technician                                          6            6
MINE PRODUCTION
Production superintendent                 1                             1
Development Superintendent                1                             1
Mine Foreman                              2                             2
Shift boss production                     6                             6
Stope Personnel                           6                             6
           - Production drill                              4            4
           - Loader                                       20           20
Loss Control Manager                      2                             2
Safety Officers                           4                             4
Training Personnel                                         6            6
Translators                                               13           13
Control room Operators                                     3            3
IT Officers                                                4            4
Misc services                                             18           18
Secondary Breakage                                         9            9
MINE MAINTENANCE
Maintenance planner                       2                             2
Mechanical supervisor                     3                             3
Electrical supervisor                     3                             3
Maintenance tradesperson                                  18           18
Mechanical tradesperson                                    9            9
Instrument technician                                     18           18
TOTAL                                    52              189          241

As the mine reaches steady state production and beyond expatriate labour will be progressively replaced by Mongolian labour. The ultimate manpower list is presented in Table 19.4-8.

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         TABLE 19.4-8: ULTIMATE MANNING REQUIREMENTS

                                 EXPATRIATE      MONGOLIAN        TOTAL
------------------------------------------------------------------------
SENIOR MANAGEMENT
General manager                                       1              1
Manager mining                        1                              1
Manager technical services            1                              1
Secretary/clerical staff                             10             10
MINE TECHNICAL SERVICES
Senior mining engineer                                4              4
Mine planning engineer                                4              4
Mine ventilation engineer                             2              2
Senior geotechnical
engineer                                              4              4
Draw Control Engineer                                 4              4
Drill and blast engineer                              2              2
Mine technical assistants                            16             16
Senior geologist                                      2              2
Mine geologist                                        8              8
Geological technician                                20             20
Senior mine surveyor                                  2              2
Mine surveyor                                         2              2
Survey technician                                     6              6
MINE PRODUCTION
Production superintendent             1                              1
Development Superintendent                            1              1
Mine Foreman                                          2              2
Shift boss production                                 6              6
Stope Personnel                                       6              6
           - Production drill                         4              4
           - Loader                                  20             20
Loss Control Manager                                  2              2
Safety Officers                                       4              4
Training Personnel                                    6              6
Translators                                          13             13
Control room Operators                                3              3
IT Officers                                           4              4
Misc services                                        18             18
Secondary Breakage                                    9              9
MINE MAINTENANCE
Maintenance planner                                   2              2
Mechanical supervisor                                 3              3
Electrical supervisor                                 3              3
Maintenance tradesperson                             18             18
Mechanical tradesperson                               9              9
Instrument technician                                18             18
TOTAL                                 3             238            241

19.4.15  FURTHER WORK REQUIRED

         In order to move the project to the feasibility stage, follow up work is required to confirm concepts outlined in this Scoping Study. Among the items required are:

-        Obtain design-level geotechnical and insitu stress data for the zone.

- Confirm the choice of block caving as the preferred mining method for Hugo North.

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         -        Optimise the extraction plan for Hugo North, evaluating
                  options for areas of the zone that have not been included in the mine plan and assessing a single level plan versus the dual level plan currently envisioned.

         - Prepare detailed mine level development plans and sections for all mining development.

         - Prepare a detailed preproduction schedule to confirm start up date.

         - Establish storage bin and ore surge capacity requirements throughout ore handling system.

         - Prepare specifications for and select ore transfer equipment (crushers, chutes, feeders, conveyors etc.).

         - Carry out a detailed ventilation network analysis to quantify mine airflows throughout the mine workings in order to prepare specifications for and select primary fans and heaters and establish secondary fan requirements.

         - Complete detailed designs for both the exploration and production shafts and obtain detailed quotations for sinking and equipping both facilities.

         - Obtain quotations for completing initial and ongoing primary development by contractors and complete an analysts that compares contractor development to development by IMMI.

         -        Prepare specifications for all mobile mining equipment.

         - Complete engineering of all mine service requirements (dewatering, electrical distribution etc.)

         - Carry out trade-off studies for alternative ore transfer systems on -325 mRL and/or other levels.

         -        Review equipment access requirements via production shaft.

         - Review second means of egress requirements via exploration shaft.

         - Determine useful life of exploration shaft and evaluate replacement alternatives versus possible relocation.

         - Coordinate the exploration access development program on the 200 mRL and -40 mRL levels with primary access development plans on the 185 mRL and -15 mRL levels to minimize development requirements.

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19.5     PROCESS DESCRIPTION

19.5.1   INFORMATION & DATA BASE

         IMMI has been managing a metallurgical testwork program that has been in progress since early 2002 and conducted predominantly at SGS Lakefield. The work to date is summarized in Section 16.

         Whilst the testwork to date is significant, a great deal of testing remains to be completed to support the Feasibility Study. In addition, only limited testwork has been completed on the Hugo Dummett deposit as it continues to be expanded by drilling. As a result, the metallurgical data base ranges from beyond that required of a Scoping Study in some areas to almost non-existent in others.

         Development of the Scoping Study flowsheet and design was based on the testwork to date. Where information was not available from testwork, assumptions were made in line with typical operating practices. Consequently, a flowsheet was developed based on conventional and commercially proven crushing, grinding and flotation processes to produce a copper concentrate for export to custom smelters.

19.5.2   DESIGN CRITERIA AND FLOWSHEET

         The governing principle for the concentrator design was to incorporate the largest proven mills into the grinding modules. The throughput rate was determined based on the capacity of the mills to grind the hardest ore to the required P(80) size of 100 (Micro)m. The remainder of the plant was sized based on the estimated comminution throughput with consideration given to grade and recovery of copper at this resulting tonnage.

         The grinding modules will consist of one 12.2 m (40 ft) diameter by 7.3 m long (6.7 m EGL) semi-autogenous grinding (SAG) mill powered by a 21 MW wrap around motor followed by two 7.9 m diameter by 11.7 m (11.6 m
         EGL) long ball mills, each powered by a 15.5 MW wrap around motor.

         The climatic conditions at Oyu Tolgoi were considered. The low winter temperatures and seasonal high winds have dictated that the concentrator, including grinding circuit, be fully enclosed within a heated building. The stockpile is covered to prevent excessive dust emissions and conveyors are covered to prevent dust loss and blow off of unloaded conveyor belts. The building and facility designs accommodate the expected wind loading. Freezing of wet stockpiles has also been considered. The need to conserve and recycle as much water as possible in such an arid environment has also been taken into account.

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         Three cases were considered. The annualized treatment rate will vary depending upon the ore presentation. For example, material from Southwest will have a lower throughput rate than softer ore from Central.

         Case 4b envisages the commencement of operations with two grinding modules giving a maximum nominal annual capacity of 40 Mt/a. Case 2c assumes only one grinding module, with a maximum nominal capacity of 20 Mt/a. Case 4a is a ramp up scenario in which the one module that is built initially as Case 2c would be expanded with a second identical circuit coming on line in Year 5. Details of the mining and ore presentation schedule are contained in Sections 19.3 and 19.4.

         The concentrator design availability was set at 95%. Based on a review with IMMI, the standby slurry pumps were removed from the flowsheet with no revision of the availability. During the Feasibility Study, the need for standby pumps and their effect on plant availability should be the subject of further review.

         A simplified diagram of the flowsheet planned for Oyu Tolgoi is shown in Figure 19.5-1. This figure shows treatment from primary crushing, to the stockpile, to the SAG mill with pebble recirculation through cone crushers. The combined SAG screen undersize and ball mill products will be pumped to hydrocyclones with the hydrocyclone underflow feeding flash flotation and gravity concentration. Flash flotation tails will be directed to dual ball mills operating in parallel. Hydrocyclone overflow will form the feed to the rougher flotation circuit, with rougher tails going to the tailings thickener and dam, and the concentrate reground and cleaned to a final concentrate, which will be filtered and shipped.

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         FIGURE 19.5-1: SIMPLIFIED FLOWSHEET

                         [SIMPLIFIED FLOWSHEET PICTURE]

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         Development of the design criteria was a consultative process involving
         IMMI and AAJV. The design criteria, which are summarised in Table 19.5-1, were developed for plant throughput rates of 20 Mt/a and 40 Mt/a.

         The criteria for these two throughput rates match the requirements of the three cases under consideration. The 20 Mt/a criteria apply to Case 2c and to the first four years of Case 4a. The 40 Mt/a criteria apply to Case 4b and to the expanded plant in Case 4a.

         TABLE 19.5-1: SUMMARY PROCESS DESIGN CRITERIA

                 CRITERIA                    UNITS          20 MT/A         40 MT/A         SOURCE
---------------------------------------------------------------------------------------------------
OPERATING
Feed source                                             Open pits         Open pits +       IMMI
                                                                          underground
Treatment rate                               Mt/a       17 - 20           37 - 40           IMMI
Crushing plant availability                  %          74                74                AAJV
Crushing plant treatment rate                t/h        3 101             6 202
Concentrator availability                    %          95                95                IMMI
Concentrator treatment rate                  t/h        2 403             4 807
Crushing and Stockpiling
Crusher type                                            Gyratory                            AAJV
Crusher size                                 inch       60 x 110                            AAJV
Stockpile type                                          Covered, conical                    IMMI
Stockpile live capacity                      t          30,000            40,000            AAJV
GRINDING
Bond rod mill work index, design             kWh/t      12.2-18.5         13.5 - 18.5       Test
Bond ball mill work index, design            kWh/t      10.7-17.4         13.1 - 17.3       Test
SAG mill, no.                                           1                 2                 AAJV
SAG mill diameter                            m          12.2              12.2              IMMI
SAG mill EGL                                 m          6.7               6.7               AAJV
SAG mill installed power                     MW         21                21                AAJV
Recycle to pebble crush, percent of feed     %          30                30                Assumed
Pebble crusher, no.                                     3                 6                 AAJV
Pebble crusher type                                     Cone
Ball mill, no.                                          2                 4                 AAJV
Ball mill diameter                           m          7.9               7.9               AAJV
Ball mill EGL                                m          11.7              11.7              AAJV
Bail mill installed power                    MW         15.5              15.5              AAJV
Classification                                          Cyclones                            AAJV
Primary grind size, P80                      (mo)m      100               100               Test
FLOTATION AND REGRIND
Flash flotation, no of cells                            4                 8                 Assumed
Flash flotation cell size                               1,200             1,200             Assumed
Gravity concentrators, no                               4                 8                 Assumed
Gravity concentrators, type                             Centrifugal                         Assumed
Gravity concentrate treatment                           Shaking tables                      Assumed
Rougher flotation banks                                 2                 4                 AAJV
Rougher cell size                            m(3)       200               200               AAJV

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         TABLE 19.5-1: SUMMARY PROCESS DESIGN CRITERIA (CONT.)

           CRITERIA                           UNITS        20 MT/A       40 MTFA            SOURCE
---------------------------------------------------------------------------------------------------
Rougher cells, no. per bank                             6                 6                 AAJV
Basis for cell selection                                Residence time
Residence time, nominal                       min       22                22                Test
Regrind circuit product size, P80             um        20                20                Test
Regrind mill type                                       Vertical                            AAJV
Regrind mill size                             kW        1,120             1,120             Assumed
Regrind mill, no.                                       7                 14                AAJV
First cleaner flotation banks                           1                 2                 AAJV
First cleaner cell size                       m(3)      38                38                AAJV
Second cleaner flotation banks                          1                 2                 AAJV
Second cleaner cell size                      m(3)      16                16                AAJV
Third cleaner flotation banks                           1                 2                 AAJV
Third cleaner cell size                       m(3)      16                16                AAJV
Cleaner scavenger flotation banks                       1                 2                 AAJV
Cleaner scavenger cleaner cell size           m(3)      38                38                AAJV
CONCENTRATE HANDLING
Concentrate thickener, no.                              1                 1                 AAJV
Concentrate thickener unit area               t/h/m(2)  0.25              0.25              Assumed
Concentrate thickener diameter                m         38                38                AAJV
Concentrate filter, no.                                 2                 6                 AAJV
Concentrate filter type                                 Pressure                            AAJV
Concentrate filter unit area                  m(2)      120               120               AAJV
Concentrate storage capacity                  days      5                 5                 IMMI
TAILINGS THICKENING
Tailings thickeners, no.                                2                 4                 AAJV
Tailings thickener unit area                  t/h/m(2)  0.40              0.40              Test
Tailings thickener diameter                   m         60                60                AAJV

19.5.3   CRUSHING AND STOCKPILING

         Depending on its source, ore will be crushed either at the open pit crusher located adjacent to the concentrator, at the Hugo South in-pit crusher, or in the underground crushers.

         For the open pits, haulage trucks will deliver the ore to the crushing plant. Most of the ore will be dumped directly into the crusher. Provision will be made for a run-of-mine (ROM) stockpile area adjacent to the primary crusher dump hopper. This will serve as a buffer for reclaiming during times of ore shortages from the mine or for blending different ore types if required.

         Circuit design is based on the criteria that the size of the open pit ROM ore will be 98% passing 1,000 mm with a P(80) of 500 mm. The open pit haulage trucks will dump ROM material directly into the dump pocket feeding the primary gyratory crusher.

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         The dump pocket will be designed for double-side tipping and will have a capacity of 600 t, or approximately 2 truckloads, A hydraulic rock breaker will be installed to clear blockages. Crushed material will be withdrawn from the discharge pocket beneath the primary crusher and transported by conveyor to the crushed ore stockpile.

         The Hugo North ore will be crushed underground prior to hoisting to surface. The ore will be dumped from the hoisting skips into a bin within the headframe, fed onto an overland conveyor and transported to a second crushed ore stockpile. The stockpiles will be covered to prevent excessive dust emissions. This cover will, however, be designed to allow dozer access for pushing material towards the feeders.

         The stockpiles will be constructed in-line, and two reclaim conveyor tunnels will be installed that will traverse the piles, each designed to feed its own SAG mill. In Case 2c, a second tunnel will be constructed for a future expansion, but no feeders will be installed. For Case 4b with tn-pit crushing, a third stockpile would be constructed.

         Each tunnel will have three apron feeders beneath each stockpile. These feeders have been sized so that two feeders can provide the full mill feed rate to allow one unit to be off line for servicing. This will allow the operators to feed each SAG mill from either stockpile or to blend the feed from both stockpiles.

19.5.4   GRINDING

         Whilst equal to the largest units in the world, each grinding module utilises conventional, proven technology. The mills are equivalent in size, to those at Collahuasi, which are undergoing commissioning at the time of preparing this report and should be operational before completion of the Feasibility Study.

         Based on the testwork data currently available, a primary grind size of 100 (Micro)m has been selected as the basis of this study. The grind size will be optimised as part of the proposed feasibility study testwork program.

         Each grinding module includes one 12.2 m (40 ft) diameter by 6.7 long SAG mill, equipped with a 21 MW variable speed wrap around motor, designed to carry a ball charge up to 18% and improve flexibility to treat a range of ore hardness. The actual ball charge during operation can be varied to optimise the mill performance as the ore characteristics change over time. The SAG mill will discharge over a pair of vibrating screens.

         Screen oversize will report to a hopper feeding three pebble cone crushers. For the purpose of designing the pebble crushing circuit, it has been assumed that the

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         circulating load would be 30%, Additional analysis must be completed to determine the actual level of this load.

         The SAG mill screen undersize will gravitate to the cyclone feed hopper to join the ball mill circulating load for pumping to the hydrocyclone cluster, A cut of the cyclone underflow will be fed to four flash flotation cells operating in each circuit. Flash flotation tails will join the remainder of the cyclone underflow stream as feed to the ball mills. The ball mills will be 7.9 m diameter by 11.6 m long, equipped with 15.5 MW wrap around motors. This will provide an added advantage of variable speed control and assist in management of variation in ore hardness and potentially primary grind size.

         The current flowsheet envisages that the flash flotation concentrate will be processed through centrifugal gravity concentrators. However, the benefit of a gravity circuit will be reviewed during the feasibility study as additional testwork better defines the amount of gravity gold that can be recovered. For the Scoping Study, AAJV assumed that gravity concentrate will be tabled, digested with nitric acid and smelted into gold bars. Gravity tails will report to the regrind circuit and, subsequently, the concentrate cleaner flotation cells.

         Flash flotation concentrate will be capable of by-passing the gravity gold circuit during periods when gold levels are low. At times, if the copper grade in the concentrate is sufficiently high, it may be possible to by-pass the flash flotation concentrate directly to final concentrate without regrinding and cleaning.

19.5.5   FLOTATION AND REGRIND

         Each grinding module will support its own flotation module. Each rougher flotation module will consist of two banks of six cells with individual cell capacities of 200 m(3). Each bank will be equipped with automatic pulp and froth level control. The rougher circuit will provide a residence time of 22 minutes, which allows for a scale up factor of 2 compared to the testwork. The pH will be adjusted with hydrated lime slurry and collector and frother will be dosed as required. Testing has shown that Aerophine 3418A collector is effective for floating copper and gold but a range of other collectors from Chinese manufactured xanthates to selective collectors aimed at improved concentrate grades and gold recoveries will be tested during the feasibility study. Rougher tailings will report to two tailings thickeners per module. Tailings handling is covered in Section 19.6.

         Rougher concentrate will join the flash flotation concentrate stream for regrinding prior to cleaner flotation. Each regrind module will consist of seven 1,120 kW vertical regrind mills operating in closed circuit with cyclones. These units are equivalent to

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         the largest currently in operation. Regrind mills were sized to produce a P(80) size of 20 (Micro)m based on testwork carried out to date and using an assumed work index. Additional analysis is required during the feasibility study to optimise recovery and regrind size, establish regrind power demands and to assess the impact on of fine grinding on the rejection of fluorine.

         Reground concentrate will be upgraded using three stages of cleaner flotation operating in counter current fashion. Concentrate from the cleaner circuit will report to the concentrate thickener and tailings will report to a single scavenger bank. Cleaner scavenger tailings will be fed to the tailings thickener and concentrate will be returned to the regrind circuit.

19.5.6   CONCENTRATE HANDLING

         Concentrate thickener underflow will be pumped to automated pressure filters for dewatering. Three filters will be required for each module and the filter cake will contain nominally 8% moisture. Filter cake will be conveyed to the concentrate storage building, which will be capable of holding 5 days concentrate production. There will be room in the building for minimal concentrate blending, if required, before shipping. Concentrate will be loaded into road trains by wheel loader for delivery to the railhead at Wuyuan. The requirements for concentrate blending and storage at both the plant site and railhead will be further investigated during the feasibility study.

19.5.7   INSTRUMENTATION & CONTROL

         The plant will be monitored from a central control room. On-stream copper and iron analysis from multiple sampling points will be fed into the control and monitoring system. This will provide for continuous assessment of copper recovery and concentrate grade. An on-stream particle size monitor on the cyclone overflow will regulate the grind; percent solids will be monitored gamma ray density meters at key locations. Telemetry will allow the computerized output reports to be accessed off-site.

19.5.8   CONCENTRATOR INFRASTRUCTURE INCLUDING REAGENT HANDLING

         The full range of concentrator infrastructure will be provided including reagent storage mixing and handling, high and low pressure plant air, fire water, maintenance facilities, substations, building heating, control rooms and offices. Dedicated gantry cranes will service the grinding bay and the flotation section, A raw water storage pond will store water from the bore field and a process water storage pond will be provided. The assay laboratory will analyse samples per day for copper, gold, and other elements.

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         The amount of storage of specific reagents on site will depend upon the availability, source and delivery times. It has been assumed all reagents and grinding media will be sourced from China.

         The Scoping Study is based upon lime being sourced from China and delivered to a hopper adjacent to the concentrator where it will be ground and slaked for pumping into the circuit through a ring main distribution system. An alternative source of high quality limestone has been identified at Holboo Tolgoi, approximately 75 km south of Oyu Tolgoi. During the feasibility study, the opportunity will be investigated to quarry this lime and treat it through a lime kiln at the site.

         Other reagents will be mixed at the concentrator and piped to the addition points, SAG and ball mill grinding media will be delivered and stored in bulk; addition systems to the mills will be built into the design. Regrind media may be delivered in 200 L drums or supplied in bulk.

19.5.9   PLANT LAYOUT

         The layout of the concentrator and supporting facilities is shown in AAJV drawings in Appendix A.

         The concentrator positioning was based on:

         -        Meshing with the overall mine and infrastructure layout.

         - A review of geophysical data of the site to determine where minimal overburden was present.

         - A central location to optimise ore haulage distances whilst providing enough room for future expansions or other production facilities such a smelter and heap/dump leach plant.

         Condemnation drilling is required prior to finalizing this site. Additional sites with outcrop or minimal overburden have also been identified and will be tested. These sites are generally located under the west waste dump.

         The ROM stockpile, the crushed ore stockpiles, the concentrator and the tailings dam dominate the plant layout. All other facilities are located adjacent to these large footprints in the most cost effective and convenient manner possible.

         The concentrator building is split into two sections, the grinding bay and the flotation, with the control room situated between the two, providing a clear view of both sections. The gold room and switch room will be located below the control room. A conventional

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         grinding circuit layout has been selected with the SAG mill facing the two ball mills and all three discharging into a common cyclone feed sump. The cyclone clusters will be located above the feel end of the ball mills.

         The flotation section is arranged in conventional banks although it is likely that some floor space economy can be gained if column cells are substituted for conventional cells in the cleaner circuit. Concentrate filtration, storage and load out will be located at the end of the flotation section. Thickeners and water storage tankage will be located outside. The main maintenance workshop and warehouse functions will be in separate enclosures.

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19.6     TAILINGS STORAGE FACILITY DESIGN AND WASTE ROCK MANAGEMENT (KNIGHT
         PIESOLD)

19.6.1   TAILINGS PHYSICAL PROPERTIES

         TAILINGS SAMPLES

         Laboratory testing of tailings slurry samples can provide design-level data on water release from tailings and their final settled density. Knight Piesold uses a standard suite of tests that, together with experience, can be used to predict the behaviour characteristics.

         To determine physical properties and undrained settling characteristics, Knight Piesold tested four tailings samples that were produced by SGS Lakefield during laboratory processing trials. The samples were produced using drill core ore samples from various locations within the Oyu Tolgoi project area, including the Southwest and the Hugo South deposits. However, the samples were a coarser grind than currently proposed in the process plant design criteria and therefore indicate higher water returns and density than will be obtained from a finer grind.

         The particle size distribution indicated that the four tested tailings samples were similar and uniformly graded, consisting predominantly of silt-sized particles. The tailings were classified as a low plasticity SILT (ML), using the Unified Soil Classification System.

         Undrained sedimentation tests indicate that the settling rate of the tailings is moderately fast (95% final settled density within five days) and relatively high final settled densities are achievable with up to 42% of total initial water volume being released as supernatant.

19.6.2   PREDICTED TAILINGS BEHAVIOUR

         Table 19.6-1 summarises the estimated tailings properties for the four tailings samples.

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         TABLE 19.6-1: ESTIMATED TAILINGS BEHAVIOUR CHARACTERISTICS (AT 60%
         SOLIDS)

                                                            TAILINGS SAMPLE
         TEST                  COMBINED          SAMPLE 1       SAMPLE 2     SAMPLE 3      SAMPLE 4
----------------------------------------------------------------------------------------------------
SG solids (t/m(3))                2.79             2.80           2 .81        2.81           2.84
Supernatant density (t/m(3))      1.0               1.0           1 !.0         1.0           1.0
pH                               9.5-10           9.5-10         9.5-10       9.5-10         9.5-10
UNDRAINED TEST
%supernatant                       36              38-39          40-41        39-40         35-36
Dry density (t/m(3))              1.27          1.25  1.26     1.28 -1.29   1.30- 1.31     1.22 -1.23
Time to achieve Final
density (days)                     7                2-3            4-5          5-6          10-11
DRAINED TEST
%supernatant                       23              18-21          24-27        25-28         23-25
%underdrainage                     24              24 27          21-24        22-25         19-22
Dry density (t/m(3))              1.45           1.42-1.45      1.47-1.49    1.46-1.48     1.41-1.44
Time to achieve final              7                3-4            4-5          5-6          10-12
density (days)
AIR-DRYING TEST
Final dry density (t/m(3))        1.82           1.76-1.81      1.80-1.85    1.81-1.86      1.82-1.87
Evaporation to achieve             95              80-90          85-95       90-100         95-115
final density (mm)
Permeability (m/s)             6 x 10(-8)       5-10x10(-8)    3-8 1X10(-8)  2-7x10(-8)   1-6 X10(-8)
CONSOLIDATION TEST
CV * (m(2)/y)                    10-13             10- 20         7-17         3- 13          1-11
CC**                           0.18-0.32             -              -            -             -

  *  CV - Compression Index

  ** CC - Coefficient of Consolidation

         In general, the indicated behaviour of tailings in the Tailings Storage Facility can be summarised as follows:

         WATER PRODUCTION

         The volume of supernatant released will vary depending on the tailings type and the moisture content of the underlying tailings. Table 19.6-2 shows typical values of supernatant release for the different tailings samples based on tailings deposition at 60% solids density.

         TABLE 19.6-2: SUPERNATANT RELEASE

                   POTENTIAL RANGE OF                  ESTIMATED SUPERNATANT
                   SUPERNATANT RELEASE               REACHING THE SURFACE POND
SAMPLE                   (%)                                    (%)
------------------------------------------------------------------------------
  1                     18-39                                  22-27
  2                     24-41                                  26-31
  3                     25-40                                  25-30
  4                     23-36                                  19-24

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         TAILINGS DENSITY

         The laboratory air-drying results for the four samples show final settled densities of 1.75 - 1.85 t/m(3). Experience has shown that densities in the field are generally lower than those that can be obtained in the laboratory. The average final field dry densities for the tailings mass are expected to be in the range of 1.70-1,80 t/m(3).

         PUMPING AND VISCOSITY

         Indicative Marsh Cone viscosity tests were undertaken on the combined tailings sample. These tests indicated that the "critical solids content" of the slurry sample occurred at around 67%. It is therefore expected that pumping in the range of 60-65% density will not be a problem for conventional centrifugal slurry pumps.

         It should be noted that changes in ore types, ore blends and grind size can all make significant changes to slurry viscosity.

         When the process plant design criteria are finalised, confirmatory viscosity testwork should be undertaken with slurry samples prepared in accordance with the final metallurgical design criteria.

19.6.3   GEOCHEMICAL CHARACTERISATION OF WASTE ROCK AND TAILINGS

         GENERAL

         Geochemical characterisation of both waste rock samples and tailings samples from bench scale testwork, was conducted in order to characterise the material in terms of acid generating potential. SGS Lakefield conducted the test work on the tailings samples and Knight Piesold interpreted the results. Environmental Geochemistry International Pty Ltd (EGI) conducted the test work and interpretation on the waste rock samples and the results were summarised by Knight Piesold.

         BENCH SCALE TESTWORK TAILINGS SAMPLES

         SGS Lakefield produced several samples of composite tailings that were subjected to standard Acid Base Accounting (ABA) test work. The tailings were produced from composite drill core ore samples from the Southwest, the Central, and the Hugo South deposits. The test methods employed are the generally accepted worldwide industry standards with the interpretation of results based on the Draft Guidelines and Recommended Methods for the Prediction of Metal Leaching and Acid Rock Drainage

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         at Mine sites in British Columbia (Price, 1997). The test work comprised the following tests:

         -        Paste pH.

         -        Acid Neutralising Capacity (ANC) and carbonate content.

         -        Maximum Potential Acidity (MPA) and sulphide content.

         In summary, all samples had paste pH's greater than 8.5 suggesting readily soluble alkali minerals (carbonates). Central deposit had notably lower carbonates than all other samples. This was further confirmed by the results of the ANC tests. In regard to the MPA testing, the samples from all deposits, other than the Central Chalcopyrite zone, have a very low acid generating potential. Two samples from Central Chalcopyrite zone indicated sulphide contents of greater than 0.3%.

         AH samples had Negative Acid Producing Potential (NAPP) indicating that acid neutralizing capacity for all samples exceeded their maximum potential acidity.

         The ANC/MPA ratio for samples derived from the Southwest and Hugo Dummett deposits were all greater than ten indicating that ANC exceeds MPA by at feast one order of magnitude. The ratio for samples from Central Chalcopyrite had ratios of less than two indicating samples had similar ANC and MPA values.

         The classifications assigned to the tailings based on the testing are summarised in Table 19.6-3.

         TABLE 19.6-3: ACID FORMING CLASSIFICATION

        DESCRIPTION                            CLASSIFICATION            COMMENT
------------------------------------------------------------------------------------------
Southwest low grade composite                        NAF           Moderate acid consuming
Southwest high grade composite                       NAF           Moderate acid consuming
Underground high grade                               NAF           Moderate acid consuming
Central early development                            NAF           Low acid consuming
Central Chalcopyrite                                 PAF           Low acid producing

NAF- Non Acid Forming
PAF - Potentially Acid Forming

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         WASTE ROCK SAMPLES

         EGi conducted a first phase geochemical testing program to determine the acid generating potential of waste rock from within the pits. The following test work was conducted on all samples:

         -        Paste pH.

         -        Paste electrical conductivity.

         -        Total Sulphur.

         -        Acid Neutralising Capacity (ANC).

         -        Net Acid Generating Capacity (NAG).

         - Selected samples were also tested for sequential NAG, kinetic NAG, acid buffering characteristic curve test and multi-elements of solids and water extracts.

         Based on test results the samples were classified as Non Acid Forming
         (NAF), Potentially Acid Forming (PAF) or Uncertain (UC).

         Information obtained to date from the static tests on material from the Southwest and Central pits was used to generate broad characterization of the distribution of PAF and NAF material from these pits. No testwork has been carried out on waste that would be mined from Hugo South open pit. The samples were selected and discussed within EGi's first phase report (May 2003) in relation to the different lithologies of the waste, and hence the current predictions of Acid Rock Drainage
         ARD) for the Oyu Tolgoi waste dumps is primarily centred on the relationship between lithology and ARD potential.

         Results of the first phase geochemical testing program are summarized in Table 19.6-4.

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         TABLE 19.6-4: RESULTS OF ABA TESTING ON WASTE MATERIAL

                                                TOTAL NUMBER OF        RESULTS SUMMARY
                                                  TEST SAMPLES       NAF     PAF     UC
SAMPLE LOCATION        LITHOLOGY                     (NO.)          (NO.)   (NO.)   (NO.)
-----------------------------------------------------------------------------------------
Central Deposit        Qtz Monzodiorite                15             2      12       1
                       Basaltic Volcanics              10             5       5       0
                       Basalt                           3             3       0       0
                       Rhyolite                         3             3       0       0
                       Hb Bi Andesite                   3             3       0       0
                       Cover                            5             5       0       0
                       Bi Granodiorite                  3             3       0       0
                       Sediments                        7             7       0       0
Southwest              Qtz Monzodiorite                20             9       4       7
Deposit                Basaltic Volcanics              19            12       1       6
                       Basalt                           4             4       0       0
                       Rhyolite                         3             3       0       0
                       Hb Bi Andesite                   4             4       0       0
                       Sediments                        8             8       0       0
TOTAL                                                 107            71      22      14

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         In summary the results indicate that:

         - A significant proportion of samples taken in host lithologies have a potential to generate acid. There was a marked difference between host and non-host lithologies in that all samples taken from non-host lithologies were classified as NAF.

         - A significant proportion of the waste rock (ie. non-host lithologies) appears to have a strong acid neutralising component.

         - Even waste material classified as PAF has some acid neutralising capacity (ANC) and a long lag can be expected before onset of any acid generating potential.

         The major uncertainties at this stage relate to the distribution of NAF and PAF material in the South and Hugo South deposits. Current information gaps also relate to the abundance of calcite deposits within all deposits. Furthermore, the performance of NAF material as a buffer for isolating PAF material has been inferred from the available information. However, the actual performance will require substantiation with leach column tests during the Feasibility Study.

         On overview, the testwork information to date has enabled a reasonable Scoping Study level assumption to be made that any potential ARD issues can be managed via a combination of mine scheduling of relevant waste types (based on ARD potential), and appropriate waste dump design and construction.

         It should also be noted that the climatic environment at Oyu Tolgoi has a substantial excess of evaporation over precipitation and the process of potential acid generation will not even commence until moisture ingress to the relevant risk materials occurs.

19.6.4   TAILINGS DESIGN CRITERIA

         The design criteria used for the Scoping Study are summarised in Table 19.6-5.

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         TABLE 19.6-5: DESIGN CRITERIA - TAILINGS STORAGE FACILITY

                                                                      VALUE
ITEM               DESCRIPTION                     Case 1             Case 2            Case 3      SOURCE
----------------------------------------------------------------------------------------------------------------
 1.0    Tailings Storage Requirements
        Average annual output dry tailings        40                 20                20 to 40   AAJV
        (Mt/a)
        Facility life (years)                           27                 19                29   GRD Minproc
        Open pit mining (years)                         22                 12                24   GRD Minproc
        Total storage requirement (dry Mt)           1,034              352               1,039   GRD Minproc

 2.0    Slurry Characteristics Description
        Included tailings streams                 Different ore types not considered
        Solids content                                                60%                         AAJV
        Liquor S.G.                                                  1.0                          KP
        Solids S.G.                                                  2.8                          KP

 3.0    Tailings characteristics                                                                  KP
        % of liquor released to:
        -  Supernatant and underdrainage in                           43%
           drained test
        -  Supernatant if undrained                                   35%
        -  % of Liquor released to underdrainage                      24%
        -  Minimum density after four days                           1.6 t/m(3)
        -  Maximum density after desiccation                        1.82 t/m(3)

 7.0    Average Climatic Condition              Precipitation (mm)   Evaporation (mm)
        -    January                                                 0.7                     22   Site data,
        -    February                                                0.7                     41   Bayan Ovoo,
        -    March                                                   0.8                    143   and Hailiutu,
        -    April                                                   3.0                    256   Inner Mongolia
        -    May                                                     4.5                    439   (2 years of
        -    June                                                    7.8                    378   data)
        -    July                                                   24.2                    381
        -    August                                                 20.3                    285
        -    September                                               3.9                    192
        -    October                                                 2.0                    132
        -    November                                                0.8                     53
        -    December                                                0.5                     27
        -    Annual                                                   68                  2,349

 8.0    Extreme Rainfall Events                                                                   Bayan Ovoo
        Highest on record:                                 120 mm / 24 hours                      and Khanbogd
                                                                                                  weather
        Assumed for Scoping Study:                         200 mm / 24 hours                      stations

 9.0    Extreme Dry Events                                 0 mm for many months

10.0    Seismic Design Factors
        Operating Basis Earthquake (OBE) (dam           M8.0 = Richter Magnitude                  KP
        suffers insignificant damage)             0.4 g = Peak base rock acceleration in
                                                            terms of gravity, g
        Maximum Design Earthquake (MDE)                           M8.5
        (dam suffers major damage but does not                   0.48 g                           KP
        fail and is repairable)

11.0    Stability Analysis Parameters             Cohesion (kPa)       Angle of Friction          Not analysed
                                                                                                  for Scoping
        Used typical sections for these materials                                                 Study
        and conditions

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19.6.5   TAILINGS STORAGE FACILITY DESIGN

         LOCATION OPTIONS STUDY

         Knight Piesold assessed alternatives for Tailings Storage Facility sites at the commencement of the Scoping Study, evaluating four possible locations within or proximate to the license area. The site that was selected is shown on AAJV drawings 1362-G-180 and 1362-G-190. The rationale for this selection was that this is the only site of the four that was located entirely within the license area and any seepage from the site should be drawn into the mine dewatering area due to the drawdown cone of influence. Nonetheless, this site is likely to be the most costly because it would be built on relatively flat ground. If tenure can be obtained for any of the other options then further assessment should be conducted during the Feasibility Study.

         TAILING STORAGE FACILITY LAYOUT

         The Tailing Storage Facility was designed in two modules to suit the two throughput rates that were evaluated in the Scoping Study. A two cell design can store 20 Mt/a and the design is expandable to a four cell facility for the 40 Mt/a option. To allow for high water recovery efficiency and maximum consolidation of tailings it will be necessary to limit the rate of rise of the tailings. The facility footprint area was set accordingly.

         EMBANKMENT CROSS SECTION

         The embankment details are shown in drawing PE 601-00001-120. The embankment will be constructed with an outer zone of mine waste to provide a durable surface to resist wind erosion. The inner portion of the embankment will be constructed of either mine waste or tailings from the upper beach area. Mine waste can probably be placed most of the year. However, freezing conditions may prevent placement and compaction at times. Use of the tailings for embankment construction will be climate dependent, and will be practical when freezing is not an issue and the material can be suitably dried, moisture conditioned and compacted.

         The facilities were initially designed with as small a footprint area as practicable, to minimise seepage and evaporation water losses. However, this will result in final embankment heights of about 70 m. During the next study phase, a stability analysis will be required for the Tailings Storage Facility, particularly given the height of the embankments. It is considered that an additional cell could be added to the facility to reduce overall height without appreciably changing costs.

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         SLURRY DEPOSITION

         The tailings slurry pipeline will deliver tailings to a manifold on the embankment from which the distribution pipelines will encircle the tailings facility. Deposition will be from all sides of the facility and also from central embankments. Deposition will be by subaerial methods to maximise water return and minimise water loss due to evaporation. At this stage, the overall process plant water balance has assumed conservative recoveries from the Tailings Storage Facility. Further investigation of methods to raise confidence in higher water recoveries will enable reductions in borefield demands.

         WATER RETURN

         One of the main objectives of the Tailings Storage Facility design was to maximise the return of water and minimise water losses. Initial modelling indicates that a low percentage of water will be returned from the facility during both summer and winter due to losses by evaporation and freezing respectively. Most of the frozen water will return during spring and will be available for use in the process plant. To maximise water return and reduce seepage losses, an underdrainage system is recommended under the facility. This will reduce the amount of ponded supernatant and resultant evaporation losses and result in increased overall water return to the process plant.

         GROUNDWATER

         Groundwater under the Tailings Storage Facility is relatively shallow (about 5 m) and potable (TDS about 1,000 to 1,500 mg/L). Groundwater is a valuable resource in the region and is used by residents downstream. It is therefore, necessary to ensure that seepage from the Tailings Storage Facility does not adversely impact on groundwater quality beyond the boundaries of the mining license area. To reduce potential adverse impacts on groundwater no part of the currently proposed tailing facility has been located on the existing sediments of the north-south river bed running through the site, even though the intermittent feed water source to this river will be diverted upstream. If an underdrainage system is installed for the Tailings Storage Facility this will also assist to reduce seepage to the ground water table.

         Monitoring wells will be installed downstream of the tailings facility and upstream of the main river channel. If seepage is noted, these wells will be converted to a dewatering system to collect and return seepage to the Tailings Storage Facility .

         TAILINGS STORAGE FACILITY CLOSURE

         The Tailings Storage Facility closure will be accomplished as follows:

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         -        The embankments will be constructed at a sufficiently flat overall slope and shape to suit rehabilitation.

         - The embankments will be constructed of waste and be rehabilitated in a similar manner to the waste dumps. This will control wind erosion and will comply with environmental requirements.

         Based on the current acid generating potential testing, most of the tailings are unlikely to produce acid. The portion of the tailings that are acid generating will be selectively buried in accordance with an ARD management plan; however, as the proportion of acid generating material is low, this should be easily accommodated. The Tailings Storage Facility surface will therefore be benign except for the production of dust. To control dust erosion it will probably be necessary to cover the surface with a layer of gravel or waste rock.

         The tailings surface will collect water within the old pond area following rainfall periods and this could be used to form a natural vegetated area similar to the original topography. The aim will be to return the final surface areas of the facility to a condition similar to the existing environment.

         SEEPAGE ASSESSMENT

         Knight Piesold conducted a preliminary assessment of potential seepage from the Tailings Storage Facility . The main factors are:

         -        The stratigraphy and existing groundwater level.

         - The shape of the tailings facility and the method of deposition and pond control.

         -        Groundwater drainage towards the open pit.

         Mine dewatering analysis conducted by Aquaterra has shown that there would be a strong zone of water drawdown around the pits and the underground workings that will extend many kilometres. This will result in a general groundwater gradient towards the pits. This gradient will occur in both the shallow and deeper aquifers as the mining depth increases. After cessation of mining, these water table levels are likely to partially recover. However, due to evaporative drawdown in the pits, the flow towards the pits is expected to be permanent. This permanent water table gradient towards the old pits will continue to draw any long term seepage that may occur from under the rehabilitated tailing storage facility area.

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19.6.6   WASTE ROCK DUMP DESIGN CRITERIA

         Based on the first phase geochemical testing program, it is apparent that sufficient PAF waste exists at Oyu Tolgoi to generate acid if indiscriminate placement within the dumps were to occur. Climatic conditions at Oyu Tolgoi are, in general, not conducive for significant water infiltration into the waste dumps due to low rainfall and high evaporation.

         Various alternatives for preventing the generation of acid, or its potential impacts, were assessed as part of the Scoping Study. The most appropriate solution for Oyu Tolgoi is to selectively schedule and manage waste to encapsulate PAF material as follows:

         - Likely PAF materials will be identified in mine planning and selectively placed in the upper lifts of the waste dumps. These PAF materials will then be covered with selected waste that will absorb and hold moisture during periods of precipitation. This absorbed moisture will then be released to the atmosphere via evaporation during dry periods. This solution for PAF management is termed "store and release cover" (i.e., water is absorbed and stored then released in the selected cover material without ingressing into the PAF material below).

                  The finer grained colluvial mine waste is expected to be suitable for use as a "store and release" cover material.

         - The "store and release" cover material to be located in selected areas at the top of the waste dumps, will be covered by suitable mine waste to provide wind erosion protection.

         - The above solution will be further complemented by the management of surface run off in the relevant areas via surface water drains and run off water diversions.

         The following is envisaged as the management plan for PAF materials on a progressive basis during the development of the open pits.

         - Benches placed in the waste dump will have a width of 6 m at each lift after dozing.

         - A "store and release" material layer will be placed over the material to reduce infiltration. The thickness of this layer will be between 0.3 and 0.5 m depending on the availability of suitable material from the mine.

         - An erosion protective layer of approximately 1 m thickness will be placed over the "store and release" material to reduce wind erosion.

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         -        The dump surface will have a minor gradient and diversion
                  channels will be constructed around the dumps to collect runoff that is not held within the "store and release" layer.

19.6.7   REQUIREMENTS FOR FURTHER WORK

         GEOCHEMICAL TESTING OF TAILINGS

         Samples of the tailings generated during metallurgical pilot plant test work should be analysed to assess elemental enrichments in the tailings solids or their potential leachability.

         Testing will be required on any new tailings samples derived from different ore composites or if any changes to the proposed treatment and beneficiation system are made. In addition, kinetic testing of several tailings samples should be conducted, especially those that are classified as potentially acid forming. The kinetic testing will allow lag times, seepage water chemistry, sulphide and carbonate reaction rates to be established.

         GEOCHEMICAL TESTING OF WASTE ROCK

         Additional static testing of waste rock samples is recommended. These results will enable the development of workable cut-offs for establishing a greater range of ARD risk profiles and their associated spatial distribution within the deposit. This will be used to propose a more detailed mining plan for selective handling of the ARD risk material and of the "store and release" cover material.

         Leaching, or kinetic tests, are also recommended to obtain information regarding the lag times associated with acid generation, the metal leaching potential, and the buffering performance using different co-disposal combinations of waste material. It is suggested that this should occur following the completion of the additional Acid Base Accounting (ABA) test work.

         TAILING SEDIMENTATION TESTS

         Additional tailings samples should be obtained from process bench scale testing for each ore type and process route. Samples characteristic of the various settling properties need to be selected and tested for sedimentation to confirm thickener underflow densities that can reliably be achieved. Water returns from the tailing facility are very important to the water demands because they are the most significant

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         variables in the water balance and minor changes in underflow thickener density significantly affect water balance calculations.

         REVIEW TAILINGS STORAGE FACILITY SITE OPTIONS

         Knight Piesold considered four sites for the Tailings Storage Facility. The selected site for the Scoping Study was based on the least environmental impact and construction on the existing licence area. However, the study has shown that this was the highest cost option and other sites could be significantly less expensive. This would require construction outside the current Oyu Tolgoi licence area and further environmental investigation. A decision on the preferred site location should be made before any feasibility study work on the Tailings Storage Facility is commenced.

         TAILINGS STORAGE FACILITY EMBANKMENT OPTIMISATION

         Further assessment is required of methods of minimising embankment construction costs by adjusting the ratio of tailings and waste rock used within the embankment. This will involve stability assessment of the embankment designs, as well as cost optimisation of the various materials.

         Re-assessing the cost components of the Tailings Storage Facility built into the mining costs is important. For example, the overhaul rate for waste to the Tailings Storage Facility is the major cost and the design should be based on an assessment of this cost. Also a methodology for embankment construction, including segregation of PAF and NAF, must be developed to suit the proposed mining equipment that will be used.

         REHABILITATION METHODS FOR TAILINGS STORAGE FACILITY AND WASTE DUMPS

         In the Scoping Study a detailed review of waste dump ARD containment methods was considered. This should apply to the TSF embankment if ARD materials are used within the embankment. The study showed that "store and release" covers would probably be the preferred method of ARD containment. Further evaluation is required.

         ULTRA THICKENED TAILINGS

         The Scoping Study has been based on conventional thickening of tailings before disposal. Ultra thickened tailings and dry stack tailings should be investigated further when suitable tailings samples are available from the metallurgical testing program. Use of either of these methods, if they prove to be practical, has the potential to reduce water consumption and the associated costs.

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19.7     SITE AND REGIONAL INFRASTRUCTURE

19.7.1   SITE DEVELOPMENT

         SITE LAYOUT

         Two conceptual site layouts were developed for the Scoping Study - one for the 20 Mt/a scenario (AAJV drawing 1362-G-180) and the other for the 40 Mt/a scenario with Hugo South in-pit crushing (AAJV drawing 1362-G-190). The layouts were influenced by a number of factors:

         - Locating the plant site as near as practicable to the open pit mines to minimize haul distance, yet remain outside the potential influence of open pit flyrock

         - Establishing the plant site over a location with limited overburden cover to minimize the foundation requirements, particularly under the large grinding mills

         - Placing the plant, ancillary buildings and accommodations up-wind (i.e. north to northwest) of the open pits, waste dumps, and tailings facility

         - Enabling overland conveying of ore from the Hugo North underground and Hugo South open pit mines

         - Placing all facilities within the Oyu Tolgoi licence area boundaries

         - Placing the waste dumps as near as practicable to the open pits to minimize haulage distances

         - Placing the tailings facility in an area that would require minimum impoundment construction

         - Minimizing the impact on the Umdai River, an ephemeral watercourse that crosses the western half of the site in a roughly north to south direction

         - Placing facilities at a safe distance from the predicted block cave subsidence zone

         The preliminary layouts reflect these criteria and were used as the basis for Scoping Study cost estimates. However, additional work must be done during the Feasibility Study to confirm the location of the facilities. This work includes condemnation drilling, geotechnical investigation, assessment of the potential to treat some ore using heap leach, solvent extraction - electro-winning technology, finalizing open pit quantities, and completing pit and waste dump designs. Alternate plant site locations have been identified and these will also be investigated during the Feasibility Study. As noted above the current layouts are based on all facilities being located on the Oyu Tolgoi licence area. The location of some of the facilities outside of the licence area, for example the airstrip and possibly the tailings storage facility, will also be investigated during the Feasibility Study.

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         SITE PREPARATION AND ROADS

         The topography of the site, the surface geology, and the sparse vegetation cover should allow development of all site facilities with minimal site preparation. To prepare the areas under buildings and the plant site, the topsoil will be removed and stockpiled as required. Some levelling by cut and fill will be required. Where necessary, building pads and road surfacing will be prepared from either river gravels or by crushing suitable open pit waste.

         The main site roads will consist of the following:

         - Primary access road from the southern gatehouse to the plant, used for the transportation of concentrate, consumables, plant, and equipment and for access to the airstrip

         - Site road from the plant to the Accommodation Village and the Hugo North underground facilities

         - Site road between the plant, the explosives magazine and the tailings storage facility

         - Secondary access road to the northern gatehouse, used for surface transport to Dalanzagad, Khanbogd and Ulaanbaatar

         The primary access road will be asphalt surfaced. The road to the tailings dam and bore fields will be unsealed. The remaining roads will be bitumen spray sealed.

19.7.2   MINE SUPPORT INFRASTRUCTURE

         SITE BUILDINGS

         The administration and maintenance complex at the plant will consist of the following facilities:

         - Administration offices including operations and maintenance offices

         -     Laboratory

         -     Medical facilities

         -     Warehouse and stores

         -     Plant workshop and offices

         - Mine mobile equipment maintenance facilities including 6 vehicle repair bays, a lube and welding bay, a tyre fitting bay and a washdown bay

         -     Change rooms and lockers

         - Underground mine maintenance facilities and offices for Cases 4a and 4b

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         -     Standby diesel generator for emergency power and lighting

         -     Coal fired boiler for to provide primary heating

         -     Standby diesel fired boiler for emergency heating

         The office and maintenance facility will be steel framed, metal sheet clad, and will be insulated for both noise and heat.

         A medical facility will be provided as part of the Administration Complex and will consist of a 6-bed ward for patients requiring 24-hour care, a small emergency treatment room to stabilise patients in preparation for transport off-site to a hospital, a first aid room to treat minor injuries, consulting rooms, and a room for occupational health testing.

         For Cases 4a and 4b, this facility would be identical to the one described above, except that the ward would provide for 10 beds, and additional nursing staff will be required.

         SECURITY

         The site will be fenced around the perimeter and manned security gate-houses will be constructed at southern and northern entry points. This precaution is not only for safety and security by controlling site entry and preventing animals from wandering onto the site, but will, in particular, protect native fauna.

         In addition to the perimeter fencing, the airstrip will also be fenced for safety and security purposes.

         Thirty security personnel will be required; two allocated per shift to each entry point, four allocated per shift to plant security, and two allocated per shift to Accommodation Village security.

19.7.3   SITE ACCOMMODATION FACILITIES

         For all cases considered, the construction camp will initially be used as the permanent accommodation village. Thereafter, either at the time of an expansion, or within 7 to 10 years of operation, a permanent Accommodation Village would be constructed.

         The permanent village was sized on the basis that only single persons quarters will be provided, with all operations personnel accommodated on site, and all rooms being permanently allocated.

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         Senior staff will be allocated a single room including lounge and en-suite. All other staff will be allocated a single room with an en-suite shared between two rooms.

         The remaining operations and maintenance staff will be provided with barracks style accommodation with three beds to a room and separate shared ablution facilities.

         Once constructed, the permanent accommodation village will consist of the following:

         -     Accommodation complex

         -     Kitchen and associated food storage and preparation facilities

         -     Laundry and associated room cleaning facilities

         -     Local style and Western style mess

         -     Wet mess

         -     Indoor and outdoor recreational facilities

         -     Village administration

         -     Village maintenance workshop

         -     Standby diesel generator for emergency power and lighting

         -     Standby diesel fired boiler for emergency heating

         -     Shop including post office and public phones

         The village was sized to accommodate the personnel outlined in Table 19.7-1.

         TABLE 19.7-1: SUMMARY OF SITE BASED PERSONNEL

                                    CASE 2c                     CASE 4a                  CASE 4b
                            SENIOR            NON      SENIOR            NON     SENIOR           NON
DEPARTMENT                  STAFF    STAFF   STAFF     STAFF    STAFF   STAFF    STAFF   STAFF   STAFF
------------------------------------------------------------------------------------------------------
Administration                9       60       63        9        84       97       9      84       97
Open Pit                      2       30      244        6        52      518       6      52      518
Underground                   0        0        0        3       132      214      27     106      105
Process Plant                 4       31      116        4        22      180       4      22      180
Power Station                 0        0        0        0         0        0       0       0        0
Catering & Services           3       22       60        3        26       90       3      26       90
Government Services           4        0        0        5         0        0       5       0        0
TOTAL                        22      143      483       30       316     1099      54     290      990

         For Case 2c, the accommodation complex itself will consist of 10 separate accommodation buildings, all connected to a central mess and recreational area.

         For Case 4a or 4b, 10 additional accommodation buildings will be required.

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         Table 19.7-2, Table 19.7-3, and Table 19.7-4 summarise the accommodation requirements for Cases 2c, 4a and 4b respectively.

         TABLE 19.7-2: ACCOMMODATION REQUIREMENTS FOR CASE 2c

                              LOADING                 ACCOMMODATION CAPACITY
                                      ROOMS        TOTAL NO.    SPARE   SEPARATE
PERSONNEL & SENIORITY    PERSONS     REQUIRED        ROOMS      ROOMS   BUILDINGS
--------------------------------------------------------------------------------
YEAR 7 ONWARDS
       Senior Staff          22          22            36         14        2
       Staff                143         143           144          1        3
       Non Staff            483         161           180         19        5
                                   (3 to a room)
Total                       648         326           360         34       10

         TABLE 19.7-3: ACCOMMODATION REQUIREMENTS FOR CASE 4a

                              LOADING                 ACCOMMODATION CAPACITY
                                      ROOMS        TOTAL NO.    SPARE   SEPARATE
PERSONNEL & SENIORITY    PERSONS     REQUIRED        ROOMS      ROOMS   BUILDINGS
--------------------------------------------------------------------------------
YEAR 7 ONWARDS
       Senior Staff          30          30            36         6        2
       Staff                316         316           336        20        7
       Non Staff          1,099         366           396        30       11
Total                     1,445         712           768        56       20

         TABLE 19.7-4: ACCOMMODATION REQUIREMENTS FOR CASE 4b

                              LOADING                 ACCOMMODATION CAPACITY
                                      ROOMS        TOTAL NO.    SPARE   SEPARATE
PERSONNEL & SENIORITY    PERSONS     REQUIRED        ROOMS      ROOMS   BUILDINGS
--------------------------------------------------------------------------------
YEAR 7 ONWARDS
        Senior Staff         54           54            54        0         3
        Staff               290          290           336       46         7
        Non Staff           990          330           360       30        10
Total                     1,334          674           750       76        20

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19.7.4   SITE UTILITIES AND SERVICES

         INTRODUCTION

         Utilities and services required for the Project include potable water, sewerage treatment, power distribution, communications, diesel fuel storage and coal storage.

         These services and utilities are briefly described in the following sections.

         POTABLE WATER

         IMMI has analysed the water from the borefields. The results of this analysis indicate that the groundwater can generally be regarded as being of a high quality. A typical water analysis is shown in Table 19.7-5.

         TABLE 19.7-5: TYPICAL WATER ANALYSIS

CHEMISTRY                  RANGE                             UNITS
------------------------------------------------------------------
Na + K                      178              213              mg/l
Ca                           24               54              mg/l
Mg                           17               56              mg/l
HCO(3)                      110              134              mg/l
Cl                          147              248              mg/l
SO(4)                        15              370              mg/l
Fe+(3)                      231              288              mg/l
NO(3)                       523              655              mg/l
Dry Residual                546              873              mg/l
pH                          7.1              7.4
Hardness                      3              5.8

         Based on this analysis, the Water Treatment Plant will consist of an activated carbon filtration system (with automatic backwashing) to remove organics causing colour, taste and odour. Prior to storage and reticulation, the water will be sterilized with liquid chlorine. Additional analysis is required to confirm the design of this plant.

         Potable water will be pumped to an underground storage tank at the Accommodation Village and to a storage tank located in the Processing Building, which will provide potable water within the plant area and to the Administration Complex.

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         Drinking water will be provided in bottles at the airstrip facility, the change rooms and offices located at the underground facilities for Cases 4a and 4b, and at the security gatehouses.

         SEWERAGE TREATMENT

         The Sewerage Treatment Plant has been sized for a nominal 1,000 people for Case 2c, and 1,500 people for Cases 4a and 4b.

         The facilities will consist of screening and grit removal, biological reactor, chemical dosing systems inclusive of caustic and alum dosing, sludge dewatering and all associated control systems, instrumentation, piping and SCADA and telemetry system to facilitate remote operation.

         Local septic tanks will be provided at the airport facility, the change rooms and offices located at the underground facilities, and at the security gatehouses. Non-potable water will be trucked to underground storage tanks for use in ablutions and toilets at these locations.

         COMMUNICATIONS

         A communications network will be established utilising satellite technology and wireless communication for voice, fax, internet and PC network traffic. The communications and IT infrastructure will comprise satellite link, PABX, Ethernet LAN, IT servers, desktop computers, UPS system, copper and fibre cabling and site two-way radio system.

         The VSAT satellite equipment on site will comprise satellite antenna, transceiver, modem and bandwidth manager.

         Ethernet LAN points will be provided in all administration offices, mine office, stores and workshop.

         A "trunked" repeater system will provide the infrastructure to enable hand-held and mobile radio sets to communicate around the site.

         All the satellite equipment and communications racks will be protected by lightning protection and earthing systems.

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         POWER DISTRIBUTION

         Power will be supplied to the site via a 220 kV transmission line from the Chinese electrical grid. This line will terminate at a high voltage sub-station, from which the power will be distributed around the site by an overhead network at various voltages.

         For Case 2c, the power distribution system will consist of:

         - A common 33 kV aerial transmission line to the Accommodation Village, construction camp area and Sewerage Plant

         -        A 33kV aerial transmission line to the tailings facility

         - A dual feed 33kV aerial transmission line around the perimeters of the open pits, to provide security of supply, ease of maintenance, and ready access to power for the perimeter wells

         - Underground 33 kV cables feeding directly to the plant transformers, eliminating the need for an additional switchyard at the plant

         -        Underground 33 kV cable feeding the primary crushing area

         - A dedicated 66 kV aerial to the borefields at Galbyn Gobi, and the pumping stations along the length of the overland pipeline

         -        A 33kV aerial transmission line to the airstrip

         -        No power will be provided to the Magazine


         For Case 4a expansion and Case 4b, the following additional power distribution will be provided:

         - A 33kV aerial transmission line to the Hugo North production shaft, ventilation shafts, and the associated office and change room facilities

         - A dual feed 33kV aerial transmission line around the perimeter of the Hugo South open pit

         - 33 kV transmission line for Case 4b in pit crushing facility and associated in pit conveying and waste stacking equipment

         - Underground 33 kV cables feeding directly to the new plant transformers

         -        Underground 33 kV cable feeding the new primary crushing area

         - A 66kV aerial to the borefield at Gunii Hooloi and the pumping stations along the length of the overland pipeline

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         DIESEL FUEL

         Diesel fuel will be stored in a bunded tank farm consisting of two tanks, each with a capacity of 1.5 million litres. This facility will be located near the mining equipment workshop.

         AAJV assumed that the supplier will provide the fuel storage and distribution facilities, and that the capital cost of these facilities is included in the diesel fuel price.

         COAL

         Coal will be required for the Project for the boilers used for heating the underground mine ventilation air and all other site infrastructure heating requirements.

         Stockpiling of the coal at site will require the use of anti-freeze chemicals during the winter months to ease the transportation, unloading and subsequent break up of the coal for use in the boilers for the heating system.

         The coal stockpile will be compacted to minimise the chance of spontaneous combustion during the summer months.

19.7.5   REGIONAL INFRASTRUCTURE

         INTRODUCTION

         Off site facilities will be required for the commencement of training for open pit operations approximately nine months prior to the commencement of preproduction stripping.

         Some administrative and government relations activities could be carried out off site. This would reduce the need for site accommodation requirements and associated fly in/fly out costs.

         Other functions may or may not need to be carried out by the operation depending upon further investigations that will be carried out during the Feasibility Study. These include provision of a bond store and off loading facilities at the railhead. These functions and facilities may be provided by others, under contract arrangements, to reduce initial project capital costs.

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         REGIONAL OFFICES

         A regional office will be required in Ulaanbaatar (Mongolia) for personnel involved in the following activities:

         -        Government relations

         -        Travel co-ordination

         -        Human resources

         -        Translators

         A regional office will be required at Dalanzadgad (Mongolia) as it is envisaged that this will be the main location in the region for recruitment of semi-skilled and unskilled personnel as well as some professional personnel. This office will perform the following functions:

         -        Provincial government relations

         -        Recruiting

         -        Transport logistics for employee travel

         -        Workforce training and educational facilities.

         A regional Office at Baotou (China) will provide the following functions:

         -        Concentrate Sales

         -        Concentrate transport logistics

         -        Operational consumable and spares logistics


         OPERATOR TRAINING FACILITIES

         The need to commence operator training nine months in advance of the commencement of open pit preproduction stripping will require the provision of training facilities.

         As it is envisaged that a considerable number of personnel will be recruited from Dalanzadgad and educational facilities exist there, the Scoping Study was based on initially utilising these facilities as well as providing accommodation for employees who come from other areas, until onsite training can commence.

         Existing educational facilities will be supported with the provision of suitable personnel to conduct the training sessions and with the provision of training materials.

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19.8     PROJECT WATER SUPPLY

19.8.1   INTRODUCTION

         The regional groundwater search for the Oyu Tolgoi project commenced in May 2003, although some preliminary scout drilling and geophysical surveys in the Gunii Hooloi area were undertaken in 2002.

         This regional search commenced with a review of all historical water investigation information produced from previous Russian and Mongolian government activities plus satellite imagery with a focus on potential water resources that may exist within a 200 km radius of the Oyu Tolgoi site.

         Figure 19.8-1 shows the potential borefield areas that have been identified within 100 km and 200 km radii of the Oyu Tolgoi site.

         These preliminary investigations focused attention on the Galbyn Gobi and Gunii Hooloi areas, both deep sedimentary groundwater systems located within a 70 km radius of Oyu Tolgoi.

         Following further drilling of exploration bores and geophysical TEM surveys a preliminary estimate of potential water resources available from these two areas was developed in mid 2003 as shown in Table 19.8-1.

         TABLE 19.8-1: AQUIFER SUPPLY POTENTIAL

                       AQUIFER AREA           ESTIMATED STORAGE            POSSIBLE PUMPING RATE
AQUIFER                   (KM(2))                (X 10(6) KL)                    (M(3)/HR)
------------------------------------------------------------------------------------------------
Galbyn Gobi               1,800                      540                          2,800
Gunii Hooloi                270                      121                            630

         This water resource estimate was based on the commandable groundwater storage in the upper 30 m of the aquifer systems.

         The results of these preliminary water resource estimates has provided sufficient confidence to progress with the installation of test bores in these areas to enable definitive pump tests to be undertaken. This work is currently in progress and, when completed, should enable detailed models of these groundwater systems to be developed.

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         FIGURE 19.8-1: POTENTIAL GROUNDWATER RESOURCES

                     [POTENTIAL GROUNDWATER RESOURCES MAP]

19.8.2   BOREFIELD WATER DEMANDS

         A comprehensive water balance model was developed for the Oyu Tolgoi project incorporating all mining, process plant and site infrastructure demands, and water recovery from the tailings storage facility and mine dewatering acitivities.

         Table 19.8-2 summarises the estimated borefield water demands for the cases considered in the Scoping Study.

         TABLE 19.8-2: WATER DEMAND

WATER DEMAND (M (3)/H)          CASE 2C               CASE 4A           CASE 4B
-------------------------------------------------------------------------------
Peak                             1,474                 2,828             2,831
Average                          1,089                 1,998             2,097

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Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         The peak water demand prediction is based on the assumptions that buffer water storage will be provided at the site for initial plant start-up and first fill demands.

19.8.3   BOREFIELD DEVELOPMENT

         To enhance security of supply, the project water supply will be ultimately drawn from two borefields. However, to minimise initial capital costs only the Galbyn Gobi borefield will be developed for the Case 2c option and for the initial development of Case 4a. For Case 4a expansion and initially for Case 4b, the Gunii Hooloi borefield will also be developed.

         The proposed borefield supply capacities are summarised in Table
         19.8-3.

         TABLE 19.8-3: BOREFIELD PUMPING CAPACITY

BOREFIELD FLOW RATE (M(3)/H)           CASE 2C            CASE 4A & 4B
----------------------------------------------------------------------
Galbyn Gobi Sediments                   1,476                1,476
Gunii Hooloi                                0                1,388
TOTAL                                   1,476                2,864
PEAK DEMAND                             1,474                2,831

19.8.4   GALBYN GOBI BOREFIELD

         The Galbyn Gobi borefield is located approximately 65 km southeast of Oyu Tolgoi. The borefield will be approximately 80 km long and 4 km wide and will consist of 30 operating bores on two parallel centre lines approximately 4 km apart with bores located at 4 km centres along each centreline.

         Intermediate transfer tanks positioned throughout the borefield will receive water from groups of approximately 6 bores. From these tanks, water will be pumped through steel pipe to a primary transfer tank that will have a capacity of 6,000 m(3).

         Water will be pumped from Galbyn Gobi primary transfer tank to the plant by three equally spaced pumping stations each consisting of a transfer tank and a single multi-stage pump. The overland pipeline will be 600 mm NB steel pipe that will discharge into the raw water pond at the plant. The capacity of this pond will be 26,000 m(3), providing a minimum 24 hour period in which to carry out major maintenance on the water supply facilities.

         All pipe work and tanks will be buried to prevent freezing during the winter months.

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         While standby pumps have not been provided at the pumping stations, as all three pumps are the same, an allowance has been made for a common spare to be held at the warehouse.

         A 66 kV overhead transmission line will provide power to the pumping stations and the bores. The capital cost for the overhead transmission lines includes an allowance for the cost of fibre optics for the control and monitoring of all pumps.

         GUNII HOOLOI BOREFIELD

         The Gunii Hooloi borefield is located approximately 35 km northeast of Oyu Tolgoi. The borefield will be approximately 88 km long and 4 km wide with 38 bores arranged on a 4 km by 4 km grid along two centrelines approximately 4 km apart.

         The overland pumping arrangements will be similar to that described for the Galbyn Gobi borefield.

         The site water storage pond capacity for Case 4a and Case 4b will be 51,000 m(3) giving a 24 hour period to carry out major maintenance on the water supply facilities.

19.8.5   ENVIRONMENTAL CONSTRAINTS

         The annual water recharge rates to groundwater aquifers in the Gobi region of Mongolia are very small, hence the use of the aquifers will draw down the water table levels over the life of the mine.

         Discussions are in progress with the Mongolian Ministry of Nature and Environment (MNE) to determine what level of water table drawdown is environmentally acceptable. Development of a water resource model is currently in progress to assist in quantifying the likely effects on existing wells, springs and vegetation.

19.8.6   INTERIM CONSTRUCTION CAMP AND CONSTRUCTION WATER SUPPLY

         In order to provide water for the construction period of the project it will be necessary to develop a number of temporary production bores as close as practical to the Oyu Tolgoi site area.

         A borefield to service these demands is still in the investigation stage of development.

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19.8.7   POWER SUPPLY AND PIPELINE CONCEPTS

         In May 2003 a preliminary options study for project water supply considered four possible borefields that had been identified at that time. The distance of these borefields from Oyu Tolgoi ranged from 35 km to 160 km.

         This option study included capital cost comparisons for HDPE (plastic) pipe versus steel piping supplied from China, and power reticulated from the plant via overhead powerlines versus power generated locally at the borefield area by diesel generators.

         The current borefield design is based on the conclusions of these costing comparisons and uses buried steel pipe for overland pipelines and power reticulated from the Oyu Tolgoi site. These assumptions and conclusions should be re-validated during the Feasibility Study.

19.8.8   ONGOING WATER SUPPLY ACTIVITIES

         The following activities are ongoing for Feasibility Study definition of the borefield water supply concepts:

         - Drilling of further water exploration holes in the eastern extensions of both borefield areas.

         - Installation and test pumping of fully developed test bores in both borefields to determine maximum allowable pumping rates and water table drawdown parameters.

         - Development of water resource models for each borefield area to allow estimates of regional impacts on water table drawdown to be assessed.

         - Finalisation of environmental constraints and evaluation of the effects of such constraints on final borefield design.

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19.9     ELECTRICAL POWER AND HEATING

19.9.1   INTRODUCTION

         The proposed project development cases include large underground and open pit mining operations and a large concentrator that collectively have a major electrical power demand.

         The equipment items with the largest single demands are the SAG mills (21 MW each), ball mills (15.5 MW each), shaft winders (3.5 MW each) and electric shovels (approximately 4 MW each). The starting demands of such large drives impose special requirements on any proposed electrical supply system.

         In addition to the major electrical demands, the project has a major heating demand during the winter months of the year. This is especially so for Case 4a and Case 4b which require heating of underground ventilation air. For these cases, the peak heating demand of approximately 43 MW occurs in the month of January.

         At least two substantial coalfields lie within 150 km of Oyu Tolgoi, providing a potential inexpensive source of energy for power generation and heating. During the Scoping Study, AAJV completed a preliminary evaluation of a dedicated, project-owned, coal-fired power station plus the option of supply by others from an existing major power grid.

19.9.2   PROJECT-OWNED COAL-FIRED POWER STATION

         In mid 2003, Sinclair Knight Mertz (SKM) was commissioned to undertake a preliminary study of options for a project-owned, coal-fired power station. Preliminary technical and economic comparisons were also undertaken to determine whether such a station should be located at the Oyu Tolgoi site or at the location of the coal mine, assumed to be located 120 km from Oyu Tolgoi.

         The key technical outcomes of this study were:

         - Soft start features will be required for all major electrical drives such as VSD cycloconverters for mill drives, ramp starting control for winders and VVVF for major ventilation drives.

         - Some form of motor generator sets are likely to be required on the power supply to the electric shovels to buffer the primary power grid from the impacts of the large random fluctuating loads that arise with shovel operations.

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         -        The power station boilers will need a steam bypass duct with superheater to enable acceptable turbine response times for the major electrical starting loads of large drives such as the mills.

         This study indicated that for both economic and technical reasons the power station should be located at the Oyu Tolgoi site. This location also reduced the risk considerations of a long overhead powerline such as vulnerability of conductors and insulators to the effects of seasonal dust storms, winter freezing conditions and lightning. This would also eliminate the need for duplication of support infrastructure facilities and large capacity emergency diesel gensets at Oyu Tolgoi.

         The key economic outcomes of the study indicated the likely capital cost of a coal fired power station at Oyu Tolgoi will be in the order of $800,000 /MW. Unit operating costs are estimated to be in the order of $0.014 /kWh excluding capital or $0.041 /kWh if capital cost is amortised at a discount rate of 10% over 15 years.

         These preliminary operating cost estimates are based on a coal price of $5.00 /t landed at the mine and transport cost from mine to Oyu Tolgoi site of $7.50 /t.

         An additional benefit of locating the power station at Oyu Tolgoi would be the utilisation of waste heat to service some of the seasonal heating load requirements.

19.9.3   SUPPLY OF POWER BY OTHERS FROM AN EXISTING MAJOR POWER GRID

         There is currently no electrical infrastructure within the southern region of Mongolia that can support the scale of power demand of the Oyu Tolgoi project.

         The northern region of China approximately 300 km to the south of the Oyu Tolgoi project is supported by a significant power grid. Based on preliminary discussions with relevant Chinese authorities, IMMI understands that they desire to provide power to the project by a northern extension of the existing Chinese grid to Oyu Tolgoi. Preliminary pricing discussions between IMMI and the Chinese power authorities have indicated a pricing in the order of $0.025 /kWh for power supplied at the Oyu Tolgoi site.

         These discussions are at a preliminary stage and any such cross border supply will ultimately require international agreements between the governments of China and Mongolia.

         The power costs for the Scoping Study have been based on power supply from China.

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19.9.4   POWER DEMAND

         Table 19.9-1 summarises the estimated power demand for the cases addressed in the Scoping Study.

         TABLE 19.9-1: POWER DEMAND (KW)

                                                CASE 2C                    CASE 4A                   CASE 4B
                                       INSTALLED       CONSUMED    INSTALLED      CONSUMED   INSTALLED      CONSUMED
--------------------------------------------------------------------------------------------------------------------
PROCESSING PLANT
 Crushing, Stockpile & Reclaim            4,360          3,060        7,900         5,530       7,900         5,530
 Grinding                                56,700         47,200      113,030        97,530     113,030        97,530
 Regrind                                  7,950          6,760       15,900        14,280      15,900        14,280
 Flotation                                5,330          4,530       11,940        10,190      11,940        10,190
 Other process                            1,170            820        2,340         1,580       2,340         1,580
 Services & reagents                      7,760          3,930       12,430         5,570      12,430         5,570
 Tailings                                 9,640          5,810       15,730         9,350      15,730         9,350
 TOTAL-PLANT                             92,910         72,110      179,270       144,030     179,270       744,030
UNDERGROUND MINING
 Winders                                                              3,500         2,800       3,500         2,800
 Ventilation                                                          2,270         1,324       2,270         1,324
 Shaft dewatering                                                       353           206         353           206
 Crushers & conveyors                                                   185           148         185           148
 Mobile equipment & workshop                                          2,025         1,182       2,025         1,182
 SUB-TOTAL                                                            8,333         5,660       8,333         5,660
OPEN PIT
 Drills                                   5,000          4,000       12,000         9,600      12,000         9,600
 Shovels                                  7,200          5,760       21,600        17,280      21,600        17,280
 Pit dewatering                           1,625          1,300        1,625         1,300       1,625         1,300
 In pit crushing and waste disposal                                                            26,250        20,525
 SUB-TOTAL                               13,825         11,060       35,225        28,180      61,475        48,705
 TOTAL - MINING                          13,825         11,060       43,558        33,840      69,808        54,364
WATER SUPPLY
 Bores                                    1,350          1,080        3,510         2,808       3,510         2,808
 Pumping stations                         3,750          7,800       10,950         8,760      10,950         8,760
 TOTAL - PUMPING                          5,100          8,880       14,460        11,568      14,460        11,568
Accommodation & offices                   3,165          2,532        3,264         2,611       3,264         2,611
 TOTAL SITE                             115,000         94,582      240,552       192,049     266,802       212,573

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19.9.5   SYSTEM DESCRIPTION

         Power will be delivered to site via overhead power line from the existing Chinese grid to a high voltage switchyard/substation adjacent to the process plant. This facility will include all necessary transformers, control equipment, metering equipment circuit breakers, high voltage switchboards and power conditioning equipment. It wilt be configured to enable segregation for maintenance, as required to meet the availability requirements of the overall plant.

         To control the effects of fluctuating loads on the system, VSD cyclone converter drives will be required on the main SAG and ball mills and soft start type VSD's for mine winders, ventilation fans and similar large drives.

         Electric mining shovels can create an instantaneous demand of up to 4 MW on a random basis. Consequently, motor-generator sets or suitable alternatives will be required to be installed between the shovels and the main electrical system so that the main system is isolated from sudden demand changes.

         Additionally, operational procedures and/or control restraints will be implemented to ensure that large process plant equipment loads, such as the mills, are not brought on line simultaneously.

         The requirements for such measures will be further investigated following ongoing investigations into the suitability and reliability of the existing Chinese power supply system for the Project.

19.9.6   HEATING

         INTRODUCTION

         The largest consumer of energy, excluding electric energy for equipment drives, is for heating, particularly the need to heat the underground mine ventilation air during winter.

         Other facilities requiring heating are the administration complex, maintenance facilities and village accommodation facilities.

         Waste heat from equipment drives and the comminution process is sufficient to heat the concentrator buildings while the plant is in operation. When the plant is not operating, for example during maintenance periods, portable electric heaters will be used.

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         HEATING DEMAND

         Table 19.9-2 outlines the monthly temperatures and the demand for heating for each period for the underground mine only. This demand is based on an airflow rate of 436 m(3)/s and heating the air from ambient to 1 degrees C.

         TABLE 19.9-2: UNDERGROUND MINE AIR HEATING DEMAND

                                 MONTHLY AVERAGE                     MONTHLY AVERAGE MAXIMUM
                          AVE. TEMP         HEATING ENERGY        MIN. TEMP
                          DEGREES C              GWH              DEGREES C             LOAD MW
-----------------------------------------------------------------------------------------------
January                     -11.7                5.6                -31.5                 20.7
February                     -7.4                3.3                -27.2                 17.6
March                        -0.6                0.7                -25.2                 16.3
April                         8.7                  0                -18.0                 11.5
May                          16.7                  0                 -7.5                  4.9
June                         22.2                  0                    2                    0
July                         24.7                  0                  2.8                    0
August                       22.3                  0                  7.7                    0
September                    16.3                  0                 -3.2                  2.4
October                       7.8                  0                -11.7                  7.5
November                     -2.3                1.4                -24.8                 16.0
December                     -9.0                4.3                -28.6                 18.6
TOTAL                                           15.2

         The peak demand was based on the heating requirements during January when the monthly minimum temperature is -31.5 degrees C. During this month the average maximum load is 20.7 MW.

         Table 19.9-3 summarises the estimated heating demand for the site for each case.

         TABLE 19.9-3: HEATING DEMAND

                                       CASE 2C                   CASE 4A                  CASES 4B
                                               TOTAL                     TOTAL                    TOTAL
   HEATING DEMAND              PEAK (MW)       (GWH)      PEAK (MW)      (GWH)       PEAK (MW)    (GWH)
-------------------------------------------------------------------------------------------------------
MINING VENTILATION
  Hugo South                        0             0                                        0          0
  Hugo North                        0             0          20.7         15.2          20.7       15.2
  Sub -Total                        0             0          20.7         15.2          20.7       15.2
ALL BUILDINGS                     6.6           5.8          21.9         19.2          20.4       17.9
TOTAL HEATING                     6.6           5.8          42.6         34.4          41.1       31.1

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         The peak load and total demand for Cases 4a and 4b are essentially the same, and for the purposes of the Scoping Study, they have both been assumed to be 43 MW and 35 GWh.

         SYSTEM DESCRIPTION

         The heating concept will be based on a closed circuit hot water system for the cases options that include underground mining (i.e. Cases 4a and 4b). Three coal-fired boilers will be provided to produce the hot water.

         For Case 2c, which excludes underground mining, the heating load is relatively minor. For this case, heating will be provided by small electric immersion boilers located at both the accommodation village and the administration complex.

         For Cases 4a and 4b the heating facility will consist of the following field heat exchangers and the associated insulated hot water reticulation piping:

         - One "water-to-air" heat exchanger at the Hugo North ventilation shaft.

         - One "water-to-water" heat exchanger at the processing plant building.

         - One "water-to-water" heat exchanger at the administration complex.

         - Two "water-to-water" heat exchangers at the accommodation complex.

         The heat exchanger at the ventilation shaft will be fed from a 450 mm diameter, 1,800 m long header. The return pipe will be the same diameter and length. Both pipes will be run in pipe racks above ground, will include expansion loops, and will be clad and insulated with fibreglass. Cold mine ventilation air will be drawn through the heat exchanger elements by an induced draft fan.

         The two heat exchangers in the plant area administration and processing will be fed from a common header 100 mm diameter and 500 m long. The return pipe will be the same diameter and length. As before, both pipes will be run in pipe racks above ground, will include expansion loops, and will be clad and insulated with fibreglass. Glycol will be pumped through the local buildings side of the heat exchangers and will be circulated through a series of radiators within the facilities.

         The two heat exchangers in the accommodation complex will be fed from a common header 220 mm diameter and 500 m long. Again, the return pipe will be the same diameter and length. Both pipes will also be run in pipe racks above ground, will include expansion loops, and will be clad and insulated with fibreglass. As in the administration complex, glycol will be pumped through the local buildings side of the

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         heat exchangers and will be circulated through the radiators located in the rooms and around the facilities.

         An emergency diesel-fired boiler will be installed at both the accommodation complex and at the administration complex. Both boilers will be connected to the internal glycol reticulation system associated with each facility.

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19.10    TRANSPORTATION INFRASTRUCTURE

19.10.1  INTRODUCTION

         Oyu Tolgoi is located 80 km from the Chinese border and, by the most direct route, within 300 km of the existing Chinese railway system. The Trans-Mongolian Railway is located approximately 350 km to the east.

         Transportation infrastructure associated with the Project includes the provision of an airstrip at the site, main access road to the site, transportation of concentrate and transportation of general freight required for support and maintenance of the plant, mining and support facilities.

         The Scoping Study was based on the assumption that the main links for the transport of concentrates and shipment of consumables and supplies will be with China.

19.10.2  AIRSTRIP

         Two gravel runways, each 1,600 m long and 30 m wide, will be built up by shadow fill to provide a crown to facilitate drainage. The prevailing winds at the site are from the north; consequently the North-South runway will be the main runway. The location of the North-South runway will permit future upgrading to a concrete surface as approach paths meet aviation requirements for instrument landings.

         Ancillary buildings and equipment provided at the airstrip include a small equipment room, a fuel trailer, fire fighting trailer, radio and weather station. An airport terminal building will not be provided, as the airstrip will only be used by the Oyu Tolgoi project. Reception and departure will be managed from the mine administration area.

19.10.3  ACCESS ROAD

         Based on the shortest distance to existing rail infrastructure the road route south from Oyu Tolgoi to Gushaan Suhait at the Mongolian-Chinese border and then through to the Chinese rail network at Wuyuan was selected as the basis for the Scoping Study.

         The length of this road route is approximately 80 km within Mongolia and 230 km within China.

         An existing road of varying standards currently exists from Wuyuan to the Mongolian-Chinese border. This will need to be upgraded to two lane highway standard to be suitable for road trains.

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         Based on advice received from IMMI, the capital cost of this road from
         Wuyuan to Oyu Tolgoi will be funded by the Chinese government and therefore this cost has not been included in the capital or operating cost estimate for the project.

         AAJV completed a brief evaluation to compare the cost of rail transport to road transport. This preliminary investigation indicated that for a project of approximately 30 Mt/a capacity, the payback period on the extra cost of rail versus road would be approximately two years. If the 40 Mt/a case is to be progressed for the Feasibility Study, further evaluation should be undertaken of the economic benefits of a rail link.

19.10.4  CONCENTRATE HANDLING

         The facilities that will be provided at the process plant will consist of a weighbridge for control of concentrate being collected by the smelter operator.

         After completing formalities at the processing plant weighbridge, the transportation of concentrate either to the railhead or directly to the smelter will be by the smelter operator.

         The costs associated with concentrate haulage have been included in the economic model. These costs are based on haulage costs in remote locations of Australia that have been reviewed and modified to suit haulage for the project by adjusting labour rates and fuel costs.

         General Freight

         Table 19.10-1 summarises the average annual freight requirements, excluding concentrate.

         All consumables and general freight will be transported 300 km from a marshalling yard at the railhead in Wuyuan.

         TABLE 19.10-1: GENERAL ROAD FREIGHT

TONNES/YEAR                                20.0 MTPA                40.0 MTPA
-----------------------------------------------------------------------------
Coal                                              0                    3,950
Diesel fuel                                 22,.800                   45,700
Explosives                                   14,800                   26,300
Process reagents                             32,000                   59,400
Grinding media                               24,000                   49,200
Liners and spares                             2,300                    4,500
Miscellaneous                                 6,800                    9,100
TOTAL                                        10,270                  194,200
Total Excluding Coal                         10,270                   190250

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19.11    PROJECT EXECUTION

19.11.1  INTRODUCTION

         Although Oyu Tolgoi will be a large, greenfields project, with the attendant challenges that such a project will incur, there are a number of advantages that offset the property's location in the south Gobi
         Desert:

         - The site is 300 km from a major Chinese transportation corridor and a highway exists from this corridor to the Chinese-Mongolian border (80 km south of the site).

         - There is significant fabrication and supply capability at Bautou, a city of 2.6 million people located 500 km from the site in the Inner Mongolia region of China.

         - Based on preliminary discussions with Chinese electrical power suppliers, IMMI understands that there is sufficient power available for the project in northern China and that that power can be purchased at competitive rates.

         - IMMI has already effectively captured the site to service the large exploration program.

         - The climate extremes are not as severe as Western Australia or Arctic North America, where other projects of similar scale have been successfully constructed.

         - The Southwest and Central deposits are relatively near surface, which will facilitate an early start to the project.

         With these advantages available, IMMI is advocating a rapid project evaluation and execution schedule. Where possible, a number of implementation activities will be conducted in parallel to the feasibility study to hasten project completion. The implementation schedule is included in Appendix D.

19.11.2  FEASIBILITY STUDY

         The current study plan is based on assessing the Southwest/South/Central open pit options at a feasibility level and the Hugo South and Hugo North operations at a prefeasibility level. Although feasibility study engineering will commence in Quarter 1 - 2004, data collection to support this study began in 2003 or will commence in early 2004. This includes:

         -        Infill drilling and resource estimation.

         -        Condemnation drilling.

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         -        Metallurgical testwork.

         -        Underground and open pit geotechnical investigation.

         -        Mine dewatering investigation.

         -        Surface geotechnical investigation.

         -        Water supply investigation.

         The current infill drilling program is focused on converting the resource in South, Southwest and Central into the Indicated and Measured categories. Additional infill drilling is also planned for Hugo South, but would be insufficient to support a reserve estimate by year-end 2004. Exploration and limited infill drilling will also continue at Hugo North, but will be inadequate to convert the resource to a reserve until underground headings are available and drilling from these vantage points has been completed.

         The underground exploration program will commence in the Quarter 2 - 2004 with the mobilization of a shaft-sinking contractor. The planned underground exploration activities include drilling and geotechnical data collection from a number of headings that will crosscut the deposit.

         The primary goal of the metallurgical testwork program, which is being moved to Perth, will be to provide adequate data to support a feasibility level assessment of the Southwest, South and Central deposits. In addition, work will be directed to advance the state of knowledge on the Hugo Dummett deposit. This testwork program will continue through 2004. The data capture from this program is essential for vendor supply information and design and must be carefully managed.

         This scale of the testwork program is very large and includes pilot plant runs to confirm the SAG mill and flotation design parameters. Large volumes of sample are required for the pilot plant runs and the samples for the SAG mill pilot tests will consist of large diameter core. This sampling program must be carefully managed and coordinated with the infill drilling program.

         Concurrent with the data collection programmes, a number of studies will be conducted to confirm assumptions made during the Scoping Study. These include:

         - A team has commenced an assessment of the power grids in northern China and Mongolia to determine the available power capacity, the quality of that power, and the ability of either grid to accept the types of loads that Oyu Tolgoi will impose.

         - A two stage analysis of the Chinese smelter market will be conducted during the Feasibility Study. The first phase, which will include contacting smelters and marketers to determine capacity and general terms, will commence early in 2004.

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                  During the second phase, frame agreements with several
                  smelters will be concluded, thus serving as a firm basis for the project's revenue estimates.

         - A study will be carried out to assess the viability of building a smelter to treat the Oyu Toigoi concentrates. This is required to provide the benchmark for custom smelting alternatives and to provide a treatment option for those concentrates that may incur higher charges for penalty elements.

         - A detailed logistics study will be conducted to determine the optimum means of transporting equipment through China and importing Chinese supplies into Mongolia. The study will also include recommendations and procedures for customs clearances, border crossings, and in-bond transport through China.

         - An assessment of fuel supply alternatives, including Russia, China, and offshore sources, is required. In addition to costs, this study will also determine the logistics for this fuel supply and the associated import requirements.

         - In conjunction with the marketing and logistics studies, an assessment of the concentrate handling system is required.

         - Further assessment is required to confirm the Chinese price discount that was identified during the Scoping Study. This work will include establishing a China-based taskforce to make further contact with Chinese suppliers and contractors and soliciting firm pricing.

         Several areas were identified during the Scoping Study where opportunities exist to optimise the design. Those trade-off studies that will be completed during the next phase of work include:

         - A study will be conducted to determine the viability of paste tailings disposal. This technology was identified as a means of reducing water consumption and thus likely improving the project economics.

         - Several opportunities have been identified for improving the open pit costs, including trolley-assist and in-pit crushing.

         - A detailed assessment of Hugo South will be completed to determine the preferred mining alternative - open pit or underground - and if the latter, the preferred underground mining method.

         - For Hugo North, confirmation of the choice of block caving is required, along with further assessment of the optimum locations for the extraction level and underground infrastructure. In addition, the choice and location of the materials handling system -shaft hoisting or conveying - must be finalized.

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         -        Several areas within the plant require further assessment.
                  These include configuration of the comminution circuit and related throughput rate, the opportunity to use high pressure grinding rolls, flotation equipment alternatives, and an assessment of blending versus campaigning plant feed types.

         Concurrently with the study, IMMI will conclude several key sets of negotiations. The first of these will be with the Mongolian Government to secure the Stability Agreement, thus establishing the fiscal framework for the project. Another agreement that will be required will be with the power utility in Inner Mongolia for both supply and pricing of power. An agreement must be reached with governments of Mongolia and China to finalise the access road construction and associated costs, and to confirm tariffs and availability on the Chinese rail system. Finally, discussions must be held with both governments regarding the project energy requirements.

         The Feasibility Study itself will be conducted in two phases. The Preliminary Feasibility Study will commence during Quarter 1 - 2004. The initial component of this work will be to complete the data collection and definition studies noted above. In order to finalize this phase by Quarter 1 - 2005, the engineering work will be based on initial results from the infill and metallurgical programs. This work will enable IMMI to commence negotiations with financial institutions and to procure long delivery items while the infill and metallurgical programs are being completed.

         The Definitive Feasibility Study will commence early in 2005 and be complete by Quarter 3 - 2005, using all of the infill drilling and metallurgical testwork data and the results of the equipment pricing. This phase will essentially consist of basic engineering, with firm equipment pricing and detailed engineering on several infrastructure components. It will also incorporate the initial comments from the financial institutes, including the independent engineer, which should hasten the project financing.

         A Chinese Design Institute partner will be selected during the Preliminary Feasibility Study phase, and their input will be sought for specifications and design standards.

19.11.3  ENGINEERING

         A key element of the project implementation phase will be the transfer of the engineering, after completion of basic engineering, from Perth to China. To accomplish this, a Western engineering / procurement / construction management (EPCM) contractor will be selected early in 2005, and this contractor will complete the basic engineering and definitive study. The Western EPCM firm will also direct and support the Chinese Design Institute, who will complete the detailed design.

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         A critical deliverable from the basic engineering phase will be the selection of the major equipment, particularly the long delivery items such as the grinding mills and mining shovels. As these selections will probably pre-date final project financing, they will have to be purchased with back-out clauses.

         The Chinese Design Institute is crucial to fully capturing the China Factor by ensuring that the design conforms to conventional Chinese materials and construction practices. However, the design must also incorporate Western practice with respect to equipment selection, quality control, instrumentation and operating conditions to ensure that the full savings from these aspects are also realised. This latter function will be an important role of the Western EPCM firm.

19.11.4  CONSTRUCTION

         In addition to the logistics challenges at Oyu Tolgoi, the construction planners will have to be cognizant of the climatic constraints, the need to provide power to the site at the earliest possible date, and the large preproduction stripping requirements of the open pits.

         The construction crews will start preparing the site for construction in Quarter 3 -2005, slightly prior to project financing. The existing facilities can house at least 300 people on site, and much of this capacity will be required for the initial construction activities. These include erecting the first phase of the construction camp and establishing water, sewerage and electrical services to support the initial work. Outside work at the site is then scheduled to cease between the end of November and the end of March.

         In addition to the work at site, construction of the access road, power line, and water supply will commence. These activities are critical to support construction and mine preproduction stripping.

         Work will re-commence at site in the spring of 2006 with preparation of the sites for the major project facilities. Concrete pouring will commence soon after and the plant building erection will follow on as soon as possible. A key project driver will be to have the building erected and clad prior to the full onset of winter to allow equipment installation to continue uninterrupted.

         Major plant equipment will begin to arrive during Quarter 3 - 2006 and installation will commence. This activity will continue through the winter into Quarter 3 - 2007. Wet commissioning will follow, and plant start up is anticipated at the end of Quarter 3 -2007.

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         In parallel to the plant construction, mining equipment will start to arrive at site during Quarter 2 - 2006. Preproduction stripping will require 18 months, as the equipment is erected and commissioned.

19.11.5  CASES 4A AND 4B

         The plan outlined in this section would implement Case 2c, which is based on an open pit at Southwest, South and Central.

         Most of the resource at Southwest is Indicated category, while drilling programs are underway to convert the remaining resource at Southwest, Central and South to Measured and Indicated status. The metallurgical testwork program is also focussed on these deposits. Therefore, there will be data sufficient to support a Feasibility Study on these deposits according to the described schedule.

         The Hugo Dummett deposit forms an integral component of Cases 4a and 4b.

         In Case 4a, mining at Hugo Dummett would be delayed until after the expansion of plant in Year 5. The Feasibility Study that would justify this expansion would be completed in Year 2, by which time the Hugo Dummett deposit will have been converted to Indicated and Measured status and the required metallurgical testwork completed. The Feasibility Study for the initial construction would also include a Prefeasibility Study for the Hugo Dummett deposit.

         However, in Case 4b the justification for the larger plant will require feed from Hugo North and South and stripping of the Hugo South open pit will commence in Year - 1. To complete a Feasibility Study for Case 4b will therefore require the Hugo Dummett deposit to be converted to Indicated status and the requisite metallurgical testwork completed. This will add significant exploration and metallurgical testing to 2004 and 2005, or alternately two years to the preproduction period.

19.11.6  UNCERTAINTIES

         There are a number of uncertainties with the implementation plan described in this Section that could affect the overall timing of the project. These uncertainties will be the focus of some attention during the Feasibility Study.

         A key issue in the schedule is the timing associated with the project financing. The plan provides IMMI with the ability to commence negotiations to secure project financing prior to completion of the Definitive Feasibility Study. Although the concept is reasonable, AAJV recommends that IMMI contact financing institutions to determine

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         the acceptability of this approach. On the other hand, alternate financing arrangements may be available in China that may reduce the timetable.

         The schedule is also based on completing significant amounts of engineering and construction, and procuring equipment prior to completing the project financing arrangements. This will require innovative approaches to funding this work and may impact on the pricing arrangements that IMMI can obtain for these goods and services.

         The schedule is seasonally dependent, and delays of as little as a month in critical activities may mean the overall project duration could be lengthened as much as six months or, to maintain schedule, additional costs would be incurred for winter construction.

         The plan is heavily dependent on power availability. The large open pits dictate a high preproduction stripping requirement and to reduce costs electric shovels were selected. Including diesel-driven shovels in the fleet could mitigate the schedule implications, but this would come with a cost and, possibly, productivity impact.

         The Chinese design institutes have not worked on a project of this magnitude and much of the equipment and practice is outside their experience. It will be important that both IMMI and the EPCM contractor maintain strict quality and schedule control over the selected institute to ensure the overall project schedule is achieved.

         Similar uncertainty exists with the capabilities of Chinese contractors. While AAJV is confident of their ability to construct the project, the Western technology and compressed schedule will likely be a challenge that will require significant support from the Western EPCM contractor and perhaps other specialist contractors.

19.11.7  ALTERNATE APPROACHES

         The implementation schedule presented above is based on the premise that finance for the project will be dependent on the completion of a Definitive Feasibility Study. It also assumes that little or no work will be done at site during the colder months. If these constraints are removed the project could be brought on line much more quickly.

         Currently available information suggests that the long lead equipment for the project will be the grinding mills and some of the mining equipment. The scale of the Oyu Tolgoi Project is such that the mills and mining equipment could be determined in advance of completing the metallurgical testwork and the Feasibility Study. For example, the project is being designed around using the largest grinding mills currently in use. Thus the procurement of the mills is not constrained by awaiting the outcome

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         of metallurgical testwork - they could be ordered in the first half of
         2004. Critical construction work, such as power and water supply would have to be brought forward to the same extent. This strategy would allow plant start up to occur in 2006, with 2007 being a full year of production.

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19.12    CAPITAL COST ESTIMATE

19.12.1  CAPITAL COST SUMMARY

         The initial capital cost is summarized in Table 19.12-1 and the total life of mine capital is summarized in Table 19.12-3. The sustaining capital for Years 1 through 4 is shown in Table 19.12-2. These costs include the expansion capital for Case 4a and the installation of the in-pit crushing system in Case 4b.

         TABLE 19.12-1: INITIAL CAPITAL COST SUMMARY (US$ MILLION)

                                           CASE 2C          CASE 4A          CASE 4B
------------------------------------------------------------------------------------
Open Pit                                    113.8            123.3             364.5
Hugo North UG Mine
Process Plant                               158.2            158.2             317.2
Tailing Storage Facility                      7.8              7.8              16.4
Ancillary Buildings                          19.8             19.8              21.0
Onsite Infrastructure                        33.6             33.6              72.0
Off-Site Infrastructure                      44.4             44.4              78.0
Indirects                                   132.4            142.2             298.1
CASE TOTALS:                                510.2            529.4           1,767.1

         TABLE 19.12-2: SUSTAINING CAPITAL COST YEARS 1-4 SUMMARY (US$ MILLION)

                                          CASE 2C          CASE 4A            CASE 4B
-------------------------------------------------------------------------------------
Open Pit                                   47.9             164.7              120.0
Hugo North UG Mine                                          129.2              129.2
Process Plant                               2.4             159.1
Tailing Storage Facility                                     14.7                3.4
Ancillary Buildings                                           4.5
On-Site Infrastructure                                       37.4                1.2
Off-Site Infrastructure                                      33.6                0.5
Indirects                                                   136.0               27.4
CASE TOTALS:                               50.3             679.4              281.8

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         TABLE 19.12-3: INITIAL AND LIFE OF MINE SUSTAINING CAPITAL SUMMARY (US$
                        MILLION)

                                           CASE 2C        CASE 4A      CASE 4B
-------------------------------------------------------------------------------
INITIAL CAPITAL
Open Pit                                    113.8          123.3         364.5
Hugo North UG Mine
Process Plant                               158.2          158.2         317.2
Tailing Storage Facility                      7.8            7.8          16.4
Ancillary Buildings                          19.8           19.8          21.0
On-Site Infrastructure                       33.6           33.6          72.0
Off-Site Infrastructure                      44.4           44.4          78.0
Indirects                                   132.4          142.2         298.1
SUB TOTALS:                                 510.2          529.4       1,167.1
SUSTAINING CAPITAL
Open Pit                                     71.1          409.0         329.7
Hugo North UG Mine                                         425.4         425.5
Process Plant                                              159.1
Tailing Storage Facility                     12.4           33.3          24.4
Ancillary Buildings                          10.0           13.1          16.0
On-Site Infrastructure                        7.2           50.9          14.6
Off-Site Infrastructure                       1.7           37.1           4.1
Indirects                                    28.2          164.2          56.8
SUB TOTALS:                                 130.5        1,292.2         871.1
CASE TOTALS:                                638.9        1,821.6       2,034.0

19.12.2  ESTIMATING METHODOLOGY

         The Scoping Study estimates have been developed to an order of magnitude level with an expected accuracy range of +/-35%. Order of magnitude estimates rely on the experience and expertise of individuals involved where minimum engineering is available and a high reliance on judgement is required.

         Capital cost estimates were prepared for the various components of the Project by the relevant consultants as follows:

         -        Open Pit Mining - GRD Minproc

         -        Underground Mining - AAJV and SRK

         -        Process Plant - AAJV

         -        Infrastructure - AAJV

         -        Tailings and Waste Rock - Knight Piesold

         -        Projects indirects-AAJV

         -        Owners Costs-AAJV

         -        Rehabilitation and Closure - Sustainability

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         AAJV combined these components to provide an overall capital cost estimates for three cases: Case 2c, Case 4a, and Case 4b.

         Although the approaches to estimation vary between the components, the consultants nominated a range of contingency based on the available definition for their scope. This allowance was included in the overall contingency for the Project. However, no contingency allowance was included for sustaining capital with the exception of the Hugo North underground mine development and the costs associated with the process plant expansion in Years 3 and 4 of Case 4a.

         The capital cost estimates provide for initial development of the project and all sustaining capital over the life of the operation: 19 years for Case 2C, 29 years for Case 4a, and 27 years for Case 4b.

         The estimates cover the open pit mines, underground mine development of Hugo North, process plant, tailings and waste rock management, ancillary buildings, on-site infrastructure, off-site infrastructure, indirect, sustaining capital, contingency, owners, rehabilitation and closure costs.

         Capital costs have a base date of the third quarter 2003 and have been reported in United State's Dollars (USD) with no allowance for escalation.

         The direct cost component of the capital cost estimates includes:

         -        Supply of permanent materials and fixed and mobile equipment

         -        Labour to undertake and manage the construction activities

         -        Contractors and suppliers mark-up and profit


         The indirect costs include:

         - Engineering, procurement and construction management (EPCM) services, together with supervision and commissioning of the plant

         - Supply of temporary equipment, materials, consumables and small tools

         - Supply of construction support facilities and services such as water, temporary power, communications, fuel, construction camp, temporary site buildings, site roads, lay down areas and including maintenance of these facilities

         - Supply of initial capital spares and first fill of reagents and consumables

         -        Owner's costs

         -        Sustaining Capital, Rehabilitation and Closure costs

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         GRD Minproc provided the preproduction stripping and equipment cost portions of the open pit capital costs, as described in Section
         19.12.11. The capital costs for the Hugo North underground mine were prepared by AAJV, using information developed by SRK. A description of this cost estimate is provided in Section 19.12.12.

         The Tailing Management Facility estimate was provided by Knight
         Piesold.

         AAJV used a combination of budget equipment pricing and factors to prepare the capital cost estimate for the process plant. The process was initiated with an analysis of a similar Western project. This analysis split the estimate into equipment and discipline commodities:

         -        Earthworks

         -        Concrete

         -        Steelwork

         -        Mechanical plate work

         -        Plant pipe work

         -        Plant electrical and instrumentation

         -        Minor buildings

         -        Freight

         From the existing estimate, the ratio of the cost for the discipline compared to the equipment cost was then calculated. This ratio was then modified by the appropriate a China Factor as discussed in Section 19.12.3.

         AAJV then developed basic design criteria for the two throughput rates (20 Mt/a and 40 Mt/a), from which equipment lists and flow sheets were prepared. This then led to plant general arrangement drawings and mass balances.

         AAJV obtained budget prices, based on inquiries with limited information, for all major items of equipment. Vendors were contacted on a global basis, including selected Institutes and suppliers within China. Minor items of equipment were priced from data available to AAJV.

         Where sufficient detailed information has been available, material take offs have been developed and the applicable China unit rates applied.

         Preliminary quantities were determined for major infrastructure components, such as pipelines, roads, electrical reticulation, etc., and unit rates applied. Building costs were factored, based on the area of the building footprint and on building pricing obtained

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         from China. A preliminary quotation was solicited for the permanent accommodation complex.

         Costs were provided in some instances from specialist consultants and also costs sourced from China. Provisional allowances were made to fit out the various buildings and workshop facilities.

19.12.3  CHINA FACTOR

         A major assumption used in the preparation of the cost estimates for the Scoping Study was that much of the material and labour for construction would be procured from China. Thus, it was important to establish a basis for comparing Chinese costs to those for similar projects in Australia and in developing counties in Southeast Asia and Africa.

         AAJV prepared a preliminary price enquiry for basic construction disciplines and commodities. This enquiry was issued to three groups selected from different provinces of China - northern, central and southern regions. In addition to this enquiry a separate list of mechanical equipment for the process plant with limited specifications and data sheets was also issued to the China market.

         AAJV reviewed the data that was received from the Chinese contractors to confirm its reliability. The unit rates were then compared with similar discipline unit rates from a major project currently being built in Australia. Table 19.12-4 shows the results of this comparison.

         TABLE 19.12-4: CHINA FACTOR COMPARISON

                                                                  CHINA
MAJOR DISCIPLINE                    AUSTRALIA                   (AVERAGE)
-------------------------------------------------------------------------
Earthworks                              1                          .58
Concrete                                1                          .26
Structural Steelwork                    1                          .32
Mechanical Platework                    1                          .42
Site Erected Tankage                    1                          .62

         These factors were those that were applied to the Western unit costs as described in Section 19.12.1.

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         Table 19.12-5 displays a comparison of the estimated costs for the Oyu
         Tolgoi plant at the two throughput rates to the costs of building similar plants in Australia. This table indicates a potential saving of approximately 30%. A further saving could be achievable if major items of equipment sourced in China are proven to meet the engineering design criteria and specifications for such a process plant.

         TABLE 19.12-5: INDICATIVE COST COMPARISON

                                            Oyu Tolgoi               Western Country
Process Plant Capacity                     US$(million)               US$ (million)
--------------------------------------------------------------------------------------
20 Mt/a                                         153                        222
40 Mt/a                                         305                        435

19.12.4  EXCHANGE RATES

         The capital cost is reported in United States dollars. The current pricing of all imported components of major equipment have been based on the foreign exchange rates as shown in Table 19.12-6.

         TABLE 19.12-6: CURRENCY EXCHANGE RATES

                                                             EXCHANGE RATE
COUNTRY                        UNIT OF CURRENCY                 ($USD)
-------------------------------------------------------------------------
USA                                 DOLLAR                           1
AUSTRALIA                           DOLLAR                         0.6
CHINA                                RMB                          0.12

19.12.5  BASIS OF ESTIMATE - DIRECT COSTS

         EQUIPMENT AND MATERIALS

         AAJV sought pricing on major equipment items from worldwide vendors, and selected units based on proven performance by the manufacturer from similar projects.

         AAJV did not use any China-sourced equipment due to discrepancies between prices and the lack of technical information received from the suppliers. However, an opportunity exists during the Feasibility Study to investigate the China market with detailed proper enquiries.

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         Materials such as concrete, steelwork fabrication, buildings, piping and limited electrical components were priced based on Chinese costs and some of these material costs are used in the infrastructure costs of the estimate. AAJV added a nominal 15% additional allowance for working in Mongolia to these costs and excluded any allowance for expatriate supervision for contractors' direct and indirect costs.

         LABOUR RATES AND PRODUCTIVITY

         Because of the methodology used to estimate capital cost for the Scoping Study the labour and productivity components have not be identified as line items within the estimate. However, they are included in the discipline commodities where used and in the factored labour costs for installation throughout the estimate. No allowance was included for expatriate supervision.

19.12.6  BASIS OF ESTIMATE - INDIRECT COSTS
         EPCM

         The EPCM costs for the capital cost estimate were factored from direct costs. The factored allowance varies for different work breakdown structures and these are as shown in Table 19.12-7. EPCM costs for the open pit and underground mining activities were assumed included in the Owner's costs.

         TABLE 19.12-7: EPCM FACTORED ALLOWANCE

        PLANT AREAS                                         % OF DIRECT COSTS
-------------------------------------------------------------------------------
Open Pit Mining                                            Part of Owners Costs
Underground Mining                                         Part of Owners Costs
Process Plant                                                       18%
Tailing & Waste Rock Management                                     10%
Ancillary Building                                                  10%
On Site Infrastructure                                          10% & 18%
Off Site Infrastructure                                         10% & 18%

         FREIGHT

         AAJV included a freight allowance for equipment based on 5% of the equipment costs. Freight for material procured in China was included in the estimated unit rates and major turnkey facilities also included the freight component costs.

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         START UP AND COMMISSIONING

         An allowance of 1.5% of the installed mechanical equipment costs was included for the start up and commission activities for the process plant and infrastructure. No equivalent allowance was included for the open pit and underground mining activities.

         TAXES AND DUTIES

         All taxes and duties were excluded from the capital cost estimate.

         SPARE PARTS AND FIRST FILL

         An allowance of 8% of mechanical equipment supply costs was included for the initial and insurance spares and first fills. Mining equipment spares were included in the unit supply cost of major mining equipment items.

         OWNER'S COSTS

         AAJV included an Owner's costs allowance of 4% of the initial capital and expansion capital, including ancillary buildings, on and off site infrastructure and indirect costs. This cost was assumed to cover the Owner's construction management and general administration teams, insurances, legal and financial.

         No other allowance has been made for Owners costs in sustaining capital and is assumed that these costs would be considered covered in the operations and G&A costs for the project.

         CONTINGENCY

         AAJV made a preliminary contingency provision for each cost area of the initial capital in the Indirects. The levels of contingency are shown in Table 19.12-8.

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TABLE 19.12-8: CONTINGENCY ALLOWANCE BY AREA

          AREA                                             CONTINGENCY (%)
--------------------------------------------------------------------------
Open pit mining
   Preproduction mining                                          20
   Mine dewatering                                               10
   Mobile equipment                                              10
   Crushing                                                      15
Underground mining                                               20
Process plant                                                    15
Tailings & waste rock                                            20
Tailings slurry line                                             15
Infrastructure                                                   15
EPCM                                                             10
Commissioning                                                    10
First fill                                                       15

         The purpose of the contingency is to make specific allowances for uncertain elements of costs within the defined project Scoping Study, including but not limited to such items as:

         -        Lack of detailed engineering

         -        Equipment budget pricing

         -        Materials and labour rates

         -        Quantity take-off errors and omissions

         -        Accuracy of information

         The preliminary contingency provision attempts to reduce the risk of overrun to a predetermined acceptable level. The contingency does not cover or allow for scope changes, exchange rate fluctuations or escalation.

         It does not allow items beyond the scope of work for the Scoping Study.

19.12.7  ASSUMPTIONS AND EXCLUSIONS

         The following assumptions apply to this estimate:

         -        Design is based on the available test work

         - IMMI has received all permissions and permits required for the project

         - The access road from China to the plant site boundary provided by others

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         -        Power supply is provided by others to plant switch yard

         -        Adequate water available at selected bore fields

         - Unrestricted transportation access to road/rail systems from point of manufacture to project site including border crossings

         -        Assessment and understanding of current China Factor

         -        No expatriate craft supervision will be required

         The estimate excludes the following:

         -        All land acquisition costs

         -        Site and other exploration costs

         -        On going test work

         -        On going studies

         -        All taxes and duties

         -        Foreign currency fluctuations

         -        Escalation from base date of estimates

         -        Working capital and interest costs

         -        Marketing and sales costs

         -        Corporate costs

         - Extra costs for acceleration for deliveries of equipment and services

         Several of these excluded items were included in the financial analysis.

19.12.8  WORKING CAPITAL

         The estimate does not include an allowance for working capital. However, such an allowance is made in the financial analysis.

19.12.9  SUSTAINING CAPITAL

         These items provide for expenditure that will be incurred over the life of the project for the maintenance of project throughput rates via the necessary addition or replacement of capital equipment and for the procurement of minor capital assets to sustain the operation.

         The main areas where sustaining capital has been included are for the underground and open pit mining and tailings storage facility activities.

         For Case 4a, the sustaining capital for the expansion of the plant was included in Years 3 and 4.

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         Rehabilitation and closure costs were also incorporated as a sustaining capital allowance.

19.12.10 MINING CAPITAL

         Most of the open pit and underground capital costs were estimated by GRD Minproc and AAJV respectively as described in Sections 19.12.11 and
         19.12.12 respectively. However, certain components of both sets of capital costs were estimated separately by AAJV.

         The open pit capital costs reported in Table 19.12-10 exclude preproduction stripping and mine dewatering costs. These costs are shown in Table 19.12-9.

TABLE 19.12-9: OPEN PIT PREPRODUCTION AND DEWATERING CAPITAL COST ESTIMATE

                                      CASE 2c                 CASE 4b                 CASE 4a
                                      20 Mt/a                 40 Mt/a               20 - 40 Mt/a
                       UNITS     INITIAL      TOTAL      INITIAL      TOTAL       INITIAL    TOTAL
Preproduction          $'000     34,224                  143,583                  37,332
Mine Dewatering        $'000        150       1,170          150      2,210          150     2,470
TOTAL                  $'000     34,374       1,170      143,733      2,210       37,482     2,470

         The underground capital costs reported in Table 19.12-11 exclude Contractor's site establishment ($684,000, including contingency) and the installation costs of the underground crushing and material handling facilities ($1,637,000 including contingency).

19.12.11 OPEN PIT CAPITAL COSTS (GRD MINPROC)

         OPEN PIT CAPITAL COSTS SUMMARY

         The start-up and total capital cost estimate for the open pits are summarised in Table 19.12-10. The start-up costs in the table refer to the capital expenditure during the preproduction period excluding and new equipment purchases during plant production. The total costs include the new and replacement equipment requirements during the life of the open pit and during the treatment of the low grade stockpiles. Case 4b includes the in pit crushing system and therefore capital and operating costs cannot be directly compared with the other two cases in Table 19.12-10.

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TABLE 19.12-10: OPEN PIT START-UP AND TOTAL CAPITAL COST ESTIMATES SUMMARY

                                                       CASE 2c            CASE 4b             CASE 4a
                                                       20 Mt/a            40 Mt/a          20 - 40 Mt/a
   OPEN PIT CAPITAL COST SUMMARY        UNITS    START-UP    TOTAL   START-UP   TOTAL    START-UP   TOTAL
----------------------------------------------------------------------------------------------------------
Loading                                 $'000     25,003    25,003    74,005    99,008    21,406    58,910
Hauling                                 $'000     27,424    62,683    90,107   242,897    35,259   297,745
Drilling                                $'000      5,888     9,813    15,701    31,402     5,888    33,364
Ancillary & Support Equipment           $'000     16,287    43,976    33,548    86,163    16,859    86,242
Other Capital
  (Cable, dispatch, technical equip)    $'000      4,850     7,900     7,250    16,100     6,400    16,100
CAPITAL COST TOTAL                      $'000     79,451   149,374   220,611   475,570    85,812   492,362

         In addition to the mine equipment costs detailed above, the initial mine capital includes operating costs incurred during the preproduction period as detailed in Table 19.12-9.

19.12.12 UNDERGROUND CAPITAL COSTS

         Table 19.12-11 presents a summary of the Hugo North capital costs.

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TABLE 19.12-11:  CAPITAL COST SUMMARY (US$ X000)

PROJECT                                                YR-2         YR-1         YR 3
 YEAR                                        FROM      YR-1         YR-2         YR 19
 WBS                      DESCRIPTION         TO       SUNK        INITIAL    SUSTAINING      TOTAL
 280           HUGO N UNDERGROUND MINE
 281           Development Decline                   $  3,821     $     80     $  4,537     $  8,438
 282           Development Ventilation               $  7,015     $  1,771     $ 16,883     $ 25,669
 283           Development Dewatering                $      0     $    566     $      0     $    566
 284           Development Materials Handling        $      0     $  4,503     $  9,186     $ 13,689
 285           Development Ancillary                 $  1,865     $    257     $    514     $  2,636
 286           Extraction Level                      $      0     $ 18,747     $129,500     $148,247
 287           Undercut level                        $      0     $  4,147     $ 30,010     $ 34,157
 288           Sustaining Capital (Stores)           $    502     $  4,619     $ 10,765     $ 15,886
 289           Shafts                                $ 25,660     $ 12,387                  $ 38,047
 290           Pre-Production and Mining             $      0     $      0     $      0     $      0
 291           Mobile Equipment                      $      0     $  4,828     $ 31,591     $ 36,419
 292           Materials handling Equipment          $      0     $  5,338     $  9,302     $ 14,640
 293           Ancillary Equipment                   $    791     $  3,423     $    594     $  4,808
 294           Primary Ventilation Fans              $      0     $  2,106     $      0     $  2,106
 295           Mine Services                         $  1,215     $  3,005     $  3,078     $  7,298
 296           Surface Facilities (see WBS 540)                                             $      0
 297           Contractors Site Establishment                                               $      0
                                         Subtotal    $ 40,869     $ 65,777     $245,960     $352,606
                                Contingency @ 20%    $  8,174     $ 13,155     $ 49,192     $ 70,521
 TOTAL                                               $ 49,043     $ 78,932     $295,152     $423,127

         SUNK CAPITAL YEAR - 2 TO - 1

         The sunk capital represents those costs that will have been expended prior to the approval for underground mining. This schedule is necessary to achieve the production forecast for Hugo North. Most of this capital will be to spent to sink the future production shaft and to carry out some preproduction access development from the exploration shaft.

         INITIAL CAPITAL YEAR 1 TO 2

         Initial capital is estimated at $78.9 million. This is the capital that would be spent in Years 1 and 2 in order to start up production during Year 2.

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         Capital expenditures would include the on-going costs for sinking the production shaft and associated works; the excavation and construction of the No. 1 crusher station; the development and installation of the No. 1 ore dump and waste pass system; the excavation and installation of the main conveyor gallery; and the construction of the mine dewatering facilities.

         They would also include the costs required to purchase the necessary mining equipment and the costs to complete the primary access, ventilation and stoping development for initial production start up.

         SUSTAINING CAPITAL YEAR 3 TO 19

         Sustaining capital requirements were estimated at $295.2 million.

         This capital includes the cost for the development and installation of the transfer conveyor galleries; the development, excavation and construction of the No. 2 and No. 3 crusher stations and ore and waste pass systems; mine equipment and replacement; on-going undercut and transfer level development; and decline and footwall access development.

         280 TO 287 - DEVELOPMENT CAPITAL

         The development capital costs were developed by applying unit development costs against estimated development quantities. Table 19.12-12 lists development unit costs.

         TABLE 19.12-12: DEVELOPMENT UNIT COSTS

          DESCRIPTION             DIMENSIONS       UNITS      UNIT COST
-----------------------------------------------------------------------
Conveyor Drift                   5.5 h x 6.0 w       m         $ 1,740
Decline                          6.0 h x 6.0 w       m         $ 1,769
Access Drives                    4.5 h x 4.5 w       m         $ 1,601
Return Airways                   6.0 h x 6.0 w       m         $ 1,742
Ventilation Raises & Passes        3.5 m dia         m         $ 1,872
Extraction Drive                 4.5 h x 4.5 w       m         $ 1,949
Extraction Drive Draw Points     4.2 h x 4.2 w       m         $ 2,032
Drawcone                                            Each       $82,332
Undercut Ore Drive               4.2 h x 4.2 w       m         $ 1,329
Excavation                          Various          m(3)      $   117

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         These development unit costs are Australian contractor costs that have been discounted to account for anticipated Mongolian pricing for materials and labour where applicable. The unit costs are include all contractors' equipment and development material and operating supplies.

         288 - SUSTAINING CAPITAL (STORES)

         This capital represents capital required for stores inventory and equipment spares, based on 25% of all mobile and fixed equipment and mine services capital purchases.

         289 - SHAFTS

         The capital costs for developing the production shaft was adapted from the SRK capital cost estimate for the Hugo South production shaft by adding allowances for the increased shaft depth and additional stations. The costs include a discount factor of 0.57 to account for anticipated Mongolian pricing for materials and labour where applicable.

         These costs include all winders, concrete headframe and headgear, shaft conveyances, shaft sinking and equipping, station excavation and construction and associated shaft works including loading pocket, loadout conveyor and shaft ore and waste storage bins.

         291 - MOBILE EQUIPMENT

         The mobile equipment costs were developed by SRK based upon current Australian pricing. All equipment was assumed new and replaced every seven years. A 5% allowance on the equipment purchase price was added to cover freight charges.

         In determining equipment quantities, an additional 14% in equipment capacity has been allowed for to cover for maintenance requirements.

         292 - MATERIALS HANDLING EQUIPMENT

         Materials handling equipment capital costs were developed by AAJV based upon manufacturers' quotations and include all conveying, crushing and other associated materials handling equipment which includes feeders, chutes crusher room dust collecting units and stationary rock breakers and dump installations.

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         293 - ANCILLARY EQUIPMENT

         Capital cost allowances for ancillary equipment were based on SRK estimates that were discounted by a factor of 0.75. These include ancillary equipment needs, which include operating and monitoring equipment, underground maintenance service equipment for the main underground workshop and service bays and explosive magazine equipment. A $2.25 million allowance was included for stope definition diamond drilling.

         294 - PRIMARY VENTILATION FANS

         This capital cost includes a $1.3 million for the primary ventilation fans, as estimated by SRK based upon a total estimated maximum airflow of 457 m(3)/sec, and $0.8 million for mine air heaters as estimated by AAJV.

         295 - MINE SERVICES

         These capital costs were derived by AAJV from the SRK capital cost estimate for Hugo South mine services and include permanent dewatering equipment, service and potable water supply, control and communication lines and power distribution into mine via the production shaft including feeders, transformers and all switch gear. SRK had discounted these costs by a factor of 0.75 to account for anticipated Mongolian pricing for materials and labour where applicable.

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19.13    OPERATING COSTS

19.13.1  OPERATING COSTS SUMMARY

         The estimated annual operating costs for Cases 2a, 4a, and 4b are shown in Table 19.13-1, Table 19,13-2 and Table 19.13-3.

19.13.2  OPEN PIT MINE OPERATING COSTS (GRD MINPROC)

         BASIS FOR COST ESTIMATES

         Operating and capital cost estimates for open pit mining were derived from the following components:

         -        Major loading, hauling and drilling equipment productivity.

         - Estimate of major equipment operating hours, efficiency and required numbers.

         - Ancillary and support equipment operating hours and number estimates.

         - Hourly operating cost estimates for the mining equipment components.

         -        Drilling and blasting productivity and consumable estimates.

         -        Labour costs based on Mongolian and expatriate labour costs.

         -        Purchase, delivery and assembly cost of the mining equipment.

         The average annual costs for the labour categories were provided by IMMI. The operating and capital cost estimates for the major and supporting open pit equipment fleet were based on first principle estimates compiled using a combination of consumable costs provided by IMMI (power, fuel) and maintenance and repair costs from the GRD Minproc cost database. Annual operating costs for the shovels and ancillary equipment were derived from hourly equipment costs and nominated annual unit hours.

         For the estimation of truck operating costs, haul profiles were calculated for in-pit, up-ramp, on-surface, up-dump and on-dump return travel. The centroid of the mining benches and approximate advance of the dump faces were considered in the generation of the average haul profiles. The average truck cycle times were set for the mining benches and weighted averages calculated annually in the production schedules. The spikes in the annual truck fleet requirements were smoothed by adjusting the cycle times to bring longer on-dump travel slightly forward if necessary.

         The capital costs were adjusted for the difference in time and the expected freight costs for delivery to the site. The shovel purchase price estimates were based on information from the Chinese branch of an international manufacturer.

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         TABLE 19.13-1: OPERATING COST SUMMARY - CASE 2c

                                             1        2        3        4        5        6        7        8        9       10
---------------------------------------------------------------------------------------------------------------------------------
UNIT MINING COSTS
Open Pit                 $/t ore mined      1.71     2.08     2.24     2.19     1.90     1.27     1.42     1.75     1.95     1.51
Underground              S/t ore mined

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     3.46     2.77     2.95     2.95     2.85     2.85     2.77     2.77     2.73     2.39
Underground              $/t ore milled     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00
Process                  $/t ore milled     2.90     2.64     2.58     2.58     2.49     2.49     2.38     2.38     2.38     2.23
G&A                      $/t ore milled     1.11     0.91     0.91     0.91     0.86     0.85     0.79     0.79     0.79     0.72
Other                    S/t ore milled     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00
Mongolian Royalty        S/t ore milled     0.41     0.65     0.24     0.46     0.44     0.20     0.23     0.40     0.43     0.23
Immovable Property Tax   $/t ore milled     0.04     0.04     0.04     0.03     0.03     0.03     0.03     0.03     0.03     0.03
TOTAL                    $/t ORE MILLED     7.92     7.01     6.72     6.94     6.68     6.43     6.21     6.38     6.36     5.59

ANNUAL OPERATING COSTS
Open Pit                       $k         48,470   47,151   50,105   50,121   51,357   51,336   49,937   49,806   49,055   47,729
Underground                    $k              0        0        0        0        0        0        0        0        0        0
Process                        $k         40,726   44,852   43,933   43,932   44,842   44,842   42,767   42,767   42,767   44,587
G&A                            $k         15,542   15,460   15,513   15,513   15,513   15,363   14,306   14,306   14,306   14,301
Other                          $k              0        0        0        0        0        0        0        0        0        0
TOTAL                          $k        104,738  107,403  109,551  109,566  111,712  111,541  107,010  106,879  106,128  106,617

                                            11       12      13       14       15       16       17       18       19       TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
UNIT MINING COSTS
Open Pit                 $/t ore mined     1.13     1.08     3.70                                                              1.77
underground              S/t ore mined

UNIT OPERATING COSTS
Open Pit                 $/t ore milled    1.95     1.32     0.81     0.46      0.37    0.37     0.37     0.43     0.43        1.77
Underground              $/t ore milled    0.00     0.00     0.00     0.00      0.00    0.00     0.00     0.00     0.00           -
Process                  $/t ore milled    2.23     2.23     2.23     2.23      2.23    2.23     2.23     2.28     2.28        2.36
G&A                      $/t ore milled    0.71     0.71     0.70     0.69      0.69    0.69     0.69     0.83     0.83        0.78
Other                    S/t ore milled    0.00     0.00     0.00     0.00      0.00    0.00     0.00     0.00     0.00           -
Mongolian Royalty        S/t ore milled    0.30     0.39     0.22     0.17      0.17    0.17     0.17     0.17     0.17        0.29
Immovable Property Tax   $/t ore milled    0.03     0.03     0.03     0.02      0.02    0.02     0.02     0.02     0.02        0.03
TOTAL                    $/t ORE MILLED    5.22     4.67     3.99     3.58      3.49    3.49     3.49     3.74     3.74        5.24

ANNUAL OPERATING COSTS
Open Pit                       $k        38,992   26,324   16,102    9,224     7,452   7,452    7,452    7,233    7,233     622,752
Underground                    $k             0        0        0        0         0       0        0        0        0           -
Process                        $k        44,587   44,586   44,587   44,587    44,587  44,587   44,587   38,229   38,229     830,939
G&A                            $k        14,233   14,137   14,092   13,896    13,896  13,896   13,896   13,896   13,896     275,961
Other                          $k             0        0        0        0         0       0        0        0        0           -
TOTAL                          $k        97,812   85,047   74,781   67,707    65,935  65,935   65,935   59,358   59,358   1,729,652

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         TABLE 19.13-2: OPERATING COST SUMMARY - CASE 4a

                                             1        2        3        4        5        6        7        8        9       10
---------------------------------------------------------------------------------------------------------------------------------
UNIT MINING COSTS
Open Pit                 $/t ore mined      2.41     4.06     4.19     3.34      2.0     1.88     2.39     3.87     3.05     2.58
Underground              $/t ore mined                       10.26     6.59     2.60     1.97     1.76     1.73     1.88     1.78

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     5.20     5.44     6.44     6.45     2.89     2.90     2.97     3.20     3.07     3.06
Underground              $/t ore milled        -        -     0.29     0.63     0.44     0.52     0.57     0.57     0.59     0.56
Process                  $/t ore milled     2.91     2.64     2.59     2.59     2.30     2.30     2.25     2.25     2.18     2.18
G&A                      $/t ore milled     1.15     0.96     1.01     1.12     0.59     0.58     0.55     0.55     0.53     0.52
Other                    $/t ore milled        -        -        -        -        -        -        -        -        -        -
Mongolian Royalty        $/t ore milled     0.39     0.62     0.33     0.54     0.45     0.47     0.48     0.48     0.50     0.45
Immovable Property Tax   $/t ore milled     0.10     0.09     0.10     0.12     0.05     0.05     0.06     0.06     0.06     0.06
TOTAL                    $/t ORE MILLED     9.75     9.75    10.77    11.45     6.72     6.82     6.88     7.11     6.93     6.83

ANNUAL OPERATING COSTS
Open Pit                       $k         72,991   92,516  109,477  109,649  109,667  110,015  112,771  121,513  122,939  122,222
Underground                    $k              -        -    4,987   10,744   16,622   19,590   21,682   21,764   23,790   22,384
Process                        $k         40,759   44,892   43,973   43,973   87,544   87,544   85,468   85,469   87,288   87,288
G&A                            $k         16,167   16,313   17,221   19,028   22,391   22,187   20,934   21,022   21,022   20,966
Other                          $k              -        -        -        -        -        -        -        -        -        -
TOTAL                          $k        129,917  153,721  175,658  183,394  236,225  239,336  240,854  249,769  255,039  252,859

                                             11      12        13       14      15
------------------------------------------------------------------------------------

UNIT MINING COSTS
Open Pit                 $/t ore mined      2.29     2.84     2.10     1.58     2.27
Underground              $/t ore mined      1.72     1.34     1.40     2.06     1.61

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     3.05     3.04     3.04     3.04     2.97
Underground              $/t ore milled     0.52     0.41     0.47     0.65     0.50
Process                  $/t ore milled     2.18     2.18     2.18     2.18     2.18
G&A                      $/t ore milled     0.53     0.53     0.53     0.53     0.52
Other                    $/t ore milled        -        -        -        -        -
Mongolian Royalty        $/t ore milled     0.52     0.59     0.53     0,53     0.64
Immovable Property Tax   $/t ore milled     0.06     0.06     0.06     0.06     0.06
TOTAL                    $/t ORE MILLED     6.85     6.81     6.80     7.00     6.89

ANNUAL OPERATING COSTS
Open Pit                       $k        122,184  121,711  121,688  121,687  118,828
Underground                    $k         20,609   16,333   18,638   25,800   20,077
Process                        $k         87,287   87,287   87,287   87,287   87,287
G&A                            $k         21,014   21,014   21,014   21,014   20,958
Other                          $k              -        -        -        -        -
TOTAL                          $k        257,094  246,345  248,628  255,788  247,150

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

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Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         TABLE 19.13-2: OPERATING COST SUMMARY - CASE 4a (CONT.)

                                            16       17       18       19        20      21       22       23       24       25
---------------------------------------------------------------------------------------------------------------------------------
UNIT MINING COSTS
Open Pit                 $/t ore mined      4.90     7.74    11.17     6.94     2.25     1.52     1.69     1.85    10.26
Underground              $/t ore mined      1.57     1.56     2.03     1.48     2.43     1.91

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     2.98     2.66     2.52     2.20     2.10     1.38     1.09     1,08     0.99     0.30
Underground              $/t ore milled     0.49     0.47     0.41     0.20     0.28     0.12        -        -        -        -
Process                  $/t ore milled     2.18     2.18     2.18     2.18     2.18     2.18     2.18     2.18     2.18     2.18
G&A                      $/t ore milled     0.52     0.52     0.52     0.50     0.49     0.47     0.47     0.47     0.47     0.47
Other                    $/t ore milled        -        -        -        -        -        -        -        -        -        -
Mongolian Royalty        $/t ore milled     0.54     0,34     0.26     0.19     0.32     0.37     0.30     0.31     0.15     0.14
Immovable Property Tax   $/t ore milled     0.06     0.06     0.06     0.06     0.06     0.06     0.06     0.05     0.05     0.05
TOTAL                    $/t ORE MILLED     6.77     6.25     5.95     5.35     5.44     4.60     4.10     4.10     3.85     3.13

ANNUAL OPERATING COSTS
Open Pit                       $k        119,026  106,475  100,615   87,801   83,906   55,099   43,496   43,044   39,657   11,977
Underground                    $k         19,478   18,960   16,505    8,113   11,219    4,996        -        -        -        -
Process                        $k         87,287   87,289   87,289   87,289   87,289   87,289   87,289   87,289   87,290   87,290
G&A                            $k         20,945   20,884   20,821   20,716   20,077   19,761   18,999   18,999   18,999   18,687
Other                          $k              -        -        -        -        -        -        -        -        -        -
TOTAL                          $k        246,736  233,628  225,230  203,919  202,491  167,147  149,784  149,332  145,946  117,954

                                             26       27      28        29     Total
--------------------------------------------------------------------------------------
UNIT MINING COSTS
Open Pit                 $/t ore mined                                            2.81
Underground              $/t ore mined                                            1.83

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     0.30     0.30     0.30    0.30        2.33
Underground              $/t ore milled        -        -        -       -        0.31
Process                  $/t ore milled     2.18     2.18     2.18    2.35        2.23
G&A                      $/t ore milled     0.47     0,47     0.47    0.86        0.55
Other                    $/t ore milled        -        -        -       -           -
Mongolian Royalty        $/t ore milled     0.14     0.14     0.14    0.14        0.38
Immovable Property Tax   $/t ore milled     0.05     0.04     0.04    0.04        0.06
TOTAL                    $/t ORE MILLED     3.13     3.13     3.13    3.70        5.86

ANNUAL OPERATING COSTS
Open Pit                       $k         11,920   11,920   11,920   6,565   2,423,275
Underground                    $k              -        -        -       -     322,314
Process                        $k         87,290   87,290   87,290  51,060   2,316,453
G&A                            $k         18,687   18,687   18,687  18,687     575,901
Other                          $k              -        -        -       -           -
TOTAL                          $k        117,897  117,897  117,897  76,312     247,150

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
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Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         TABLE 19.13-3: OPERATING COST SUMMARY - CASE 4b

                                             1        2        3       4         5        6        7        8        9       10
---------------------------------------------------------------------------------------------------------------------------------
UNIT MINING COSTS
Open Pit                 $/t ore mined      4.25     2.59     1.83     2.19     2.59     3.17     1.38     1.63     2.50     1.70
Underground              $/t ore mined                       10.26     6.59     2.60     1.97     1.76     1.73     1.88     1.78

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     4.43     3.27     2.99     2.98     2.98     2.98     2.94     2.94     2.83     2.80
Underground              $/t ore milled     0.00     0.00     0.12     0.27     0.42     0.49     0.54     0.54     0.59     0.56
Process                  S/t ore milled     2.90     2.59     2.43     2.43     2.43     2.43     2.37     2.37     2.37     2.37
G&A                      $/t ore milled     0.74     0.56     0.55     0.55     0.56     0.55     0.52     0.52     0.52     0.52
Other                    $/t ore milled     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00
Mongolian Royalty        $/t ore milled     0.40     0.34     0.26     0.43     0.48     0.39     0.48     0.45     0.45     0.57
Immovable Property Tax   $/t ore milled     0.08     0.06     0.06     0.06     0.06     0.06     0.07     0.07     0.07     0.07
TOTAL                    $/t ORE MILLED     8.55     6.83     6.41     6.73     6.93     6.90     6.92     6.90     6.83     6.89

ANNUAL OPERATING COSTS
Open Pit                       $k        124,355  121,091  119,637  119,319  119,307  119,323  117,654  117,658  113,316  111,892
Underground                    $k              0        0    4,987   10,744   16,622   19,590   21,682   21,764   23,790   22,384
Process                        $k         81,229   95,824   97,082   97,081   97,081   97,081   94,703   94,703   94,703   94,702
G&A                            $k         20,796   20,808   21,873   22,174   22,276   22,068   20,848   20,889   20,889   20,830
Other                          $k              0        0        0        0        0        0        0        0        0        0
TOTAL                          $k        226,380  237,723  243,579  249,317  255,286  258,062  254,886  255,014  252,698  249,807

                                            11       12       13       14
---------------------------------------------------------------------------

UNIT MINING COSTS
Open Pit                 $/t ore mined      2.60     3.67     3.74     3.69
Underground              $/t ore mined      1.72     1.34     1.40     2.06

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     3.06     3.05     2.82     2.25
Underground              $/t ore milled     0.52     0.41     0.47     0.65
Process                  S/t ore milled     2.37     2.37     2.37     2.37
G&A                      $/t ore milled     0.52     0.52     0.52     0.52
Other                    $/t ore milled     0.00     0.00     0.00     0.00
Mongolian Royalty        $/t ore milled     0.55     0.59     0.69     0.60
Immovable Property Tax   $/t ore milled     0.07     0.07     0.07     0.07
TOTAL                    $/t ORE MILLED     7.08     7.01     6.93     6.46

ANNUAL OPERATING COSTS
Open Pit                       $k        122,566  122,074  112,834   90,094
Underground                    $k         20,609   16,333   18,638   25,800
Process                        $k         94,702   94,702   94,701   94,702
G&A                            $k         20,887   20,887   20,785   20,677
Other                          $k              0        0        0        0
TOTAL                          $k        258,764  253,996  246,958  231,273

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Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         TABLE 19.13-3: OPERATING COST SUMMARY - CASE 4b (CONT.)

                                            15       16       17       18       19       20       21       22       23       24
---------------------------------------------------------------------------------------------------------------------------------
UNIT MINING COSTS
Open Pit                 S/t ore mined      7.23     9.03     3.53     1.67     1.48     1.36     1.35     6.82
Underground              $/t ore mined      1.61     1.57     1.56     2.03     1.48     2.43     1.91

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     2.08     2.05     1.97     1.35     1.03     0.87     0.79     0.66     0.30     0.30
Underground              $/t ore milled     0.50     0.49     0.47     0.41     0.20     0.28     0.12     0.00     0.00     0.00
Process                  $/t ore milled     2.37     2.37     2.37     2.37     2.37     2.37     2.37     2.37     2.37     2.37
G&A                      $/t ore milled     0.51     0.51     0.51     0.50     0.49     0.48     0.48     0.47     0.45     0.45
Other                    $/t ore milled     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00
Mongolian Royalty        $/t ore milled     0.43     0.35     0.29     0.32     0.34     0.37     0.35     0.15     0.14     0.14
Immovable Property Tax   $/t ore milled     0.07     0.07     0.07     0.07     0.07     0.07     0.06     0.06     0.06     0.06
TOTAL                    $/t ORE MILLED     5.96     5.84     5.68     5.02     4.50     4.44     4.18     3.70     3.32     3.31

ANNUAL OPERATING COSTS
Open Pit                       $k         83,054   82,079   78,845   54,027   41,182   34,995   31,416   26,333   11,909   11,909
Underground                    $k         20,077   19,478   18,980   16,505    8,113   11,219    4,998        0        0        0
Process                        $k         94,703   94,703   94,704   94,704   94,704   94,703   94,703   94,705   94,705   94,705
G&A                            $k         20,542   20,503   20,498   19,910   19,701   19,373   19,373   18,612   18,145   18,145
Other                          $k              0        0        0        0        0        0        0        0        0        0
TOTAL                          $k        218,376  216,764  213,028  185,146  163,700  160,290  150,490  139,650  124,759  124,759

                                            25       26       27       TOTAL
-----------------------------------------------------------------------------
UNIT MINING COSTS
Open Pit                 S/t ore mined                                   2.47
Underground              $/t ore mined                                   1.83

UNIT OPERATING COSTS
Open Pit                 $/t ore milled     0.30     0.30    0.31        2.04
Underground              $/t ore milled     0.00     0.00    0.00        0.31
Process                  $/t ore milled     2.37     2.37    3.25        2.41
G&A                      $/t ore milled     0.45     0.45    2.07        0.53
Other                    $/t ore milled     0.00     0.00    0.00        0.00
Mongolian Royalty        $/t ore milled     0.14     0.14    0.14        0.38
Immovable Property Tax   $/t ore milled     0.05     0.05    0.05        0.07
TOTAL                    $/t ORE MILLED     3.31     3.31    5.82        5.73

ANNUAL OPERATING COSTS
Open Pit                       $k         11,909   11,909   2,705   2,113,390
Underground                    $k              0        0       0     322,314
Process                        $k         94,705   94,705  28,519   2,487,964
G&A                            $k         18,145   18,145  18,145     545,924
Other                          $k              0        0       0           0
TOTAL                          $k        124,759  124,759  49,369   5,469,592

Project No.: AAJV001               Page 19-122                [AMECAUSENCO LOGO]

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Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         The power and diesel costs used to derive the hourly equipment operating cost estimates were estimated by IMMI.

         The local price for bulk ANFO was supplied by IMMI and the other explosive costs were pro-rated based on GRD Minproc database information for other mining projects. Generic cost estimates were used for the other minor blasting cost items and accessories.

         Table 19.13-4 summarises the total operating cost estimates for the three throughput cases studied. The operating costs were built up in the nominated unit activity categories. The extra truck haulage cost for delivery of the selected waste to the tailings dam construction was separated in the cost estimates.

         It should be noted that the costs of the in pit crushing, conveying and stacking systems for Case 4b are included in the process costing prepared by AAJV. It is not therefore possible to directly compare the costs of Cases 2c, 4a and 4b using Table 19.13-4.

         TABLE 19.13-4: OPEN PIT OPERATING COST ESTIMATES SUMMARY

                                                   CASE 2c         CASE 4b          CASE 4a
                                      UNITS        20 Mt/a         40 Mt/a        20 - 40 Mt/a
----------------------------------------------------------------------------------------------
OPEN PIT OPERATING COST SUMMARY
Loading                               $'000          65,249          296,094         265,791
Hauling                               $'000         279,293          942,155       1,163,570
Drilling                              $'000          61,960          227,785         228,534
Blasting                              $'000         103,072          378,925         380,171
Ancillary & Support Equipment         $'000          68,884          203,170         210,990
Labour                                $'000          44,913           96,277         103,069
Other Mining Costs                    $'000          22,819           65,170          65,385
Tailings Dam Extra Haul               $'000          10,785           47,396          43,097
OPERATING COST TOTAL                  $'000         656,976        2,256,973       2,460,607

         The total operating costs included in Table 19.13-4 are greater than those included in Tables 19.13-1 through 19.13-3 since they include operating costs incurred during the preproduction period that have been capitalised.

         OPEN PIT COST BENCHMARKING

         The operating and capital cost estimates were estimated to the level of detail required for a Scoping Study (+/-25 - 30%). The specific details and quotes for the supply of consumables and delivery of equipment are not available at this stage of the project.

Project No.: AAJV001               Page 19-123                [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]

                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         In order to verify their accuracy, the cost estimates were compared to existing large open pit operations in terms of:

                  - Major loading and hauling equipment productivities and operating costs

                  -        Benchmarking of the operating cost estimates

                  - Start-up and replacement unit capital costs per tonne mined

         Figure 19.13-1 shows the Oyu Tolgoi open pit costs in relation to costs at comparable open pit operations, indicating that the mining costs estimated for this Study are reasonable.

         FIGURE 19.13-1: MINING RATE VS MINE OPERATING COST FOR LARGE OPEN PIT OPERATIONS

         [FIGURE]

19.13.3  UNDERGROUND MINING (HUGO NORTH)

         Table 19.13-5 below presents the annual operating cost summary (including 20% contingency).

Project No.: AAJV001                Page 19-124               [AMECAUSENCO LOGO]

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         TABLE 19.13-5: OPERATING COST SUMMARY (US$ X000)

                  ANNUAL            20%                              UNIT
YEAR              COSTS          CONT'gcy          TOTAL           $/TONNE
--------------------------------------------------------------------------
  1             $  4,156         $   831         $  4,987
  2             $  8,953         $ 1,791         $ 10,744           $9.77
  3             $ 13,852         $ 2,770         $ 16,622           $2.79
  4             $ 16,325         $ 3,265         $ 19,590           $2.04
  5             $ 18,086         $ 3,617         $ 21,703           $1.81
  6             $ 18,137         $ 3,627         $ 21,764           $1.81
  7             $ 19,825         $ 3,965         $ 23,790           $1.98
  8             $ 18,653         $ 3,731         $ 22,384           $1.87
  9             $ 17,174         $ 3,435         $ 20,609           $1.72
 10             $ 13,611         $ 2,722         $ 16,333           $1.36
 11             $ 15,532         $ 3,106         $ 18,638           $1.55
 12             $ 21,500         $ 4,300         $ 25,800           $2.15
 13             $ 16,731         $ 3,346         $ 20,077           $1.67
 14             $ 16,232         $ 3,246         $ 19,478           $1.62
 15             $ 15,817         $ 3,163         $ 18,980           $1.65
 16             $ 13,754         $ 2,751         $ 16,505           $2.03
 17             $  6,761         $ 1,352         $  8,113           $1.64
 18             $  9,349         $ 1,870         $ 11,219           $2.43
 19             $  4,165         $   833         $  4,998           $1.91
TOTAL           $268,613         $53,723         $322,336           $1.91
-------------------------------------------------------------------------

         The total unit operating costs per tonne in the first two years of production - Year 2 at $9.77 /t and Year 3 at $2.79 /t - are affected by a number a factors:

         - The production rate is low while the capacity is being increased by draw bell development.

         - Overall labour productivity is low because there is a relatively high overhead labour cost associated with the production build up.

         - In Year 1 there is an additional cost for trucking ore and waste to the exploration shaft during the initial production build up phase prior to the completion of the production shaft and installation of the conveyor system. A unit cost of $3.00 /t was allocated for trucking.

Project No.: AAJV001                Page 19-125               [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]

                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         SRK developed the total annual labour costs from the projected manpower lists and estimated cost for expatriate and Mongolian labour based on monthly salary estimates provided by IMMI.

         Over the mine life, the operating labour costs will fall as the expatriate proportion of labour falls and the local labour component rises. The initial annual labour cost for the full manpower compliment is $4.8 million and ultimate annual labour cost at full production with maximum Mongolian labour component is $1.6 million.

         The spikes in the unit operating costs in Years 7, 12 and 16 are created by the amount of undercut drilling and blasting required in these years, which is related to the opening up of new mining blocks in order to sustain the production rate.

         Table 19.13-6 below presents the unit costs for the various operating activities included in the overall operating costs.

         TABLE 19.13-6: UNIT OPERATING COSTS

   ACTIVITY                                       UNITS                 UNIT COST
---------------------------------------------------------------------------------
Drill & Blast U/C                                   m                     $18.37
Secondary Breakage                                  t                     $ 0.05
Production Loaders                                  t                     $ 0.28
Conveying & Crushing                                t                     $ 0.22
Initial Trucking to Exploration Shaft               t                     $ 3.00
Hoisting                                            t                     $ 0.30
Pumping                                             t                     $ 0.05
Ventilation                                         t                     $ 0.07
---------------------------------------------------------------------------------

         These unit operating costs were developed by SRK and include power, all operating material and supplies but exclude labour.

19.13.4  PROCESS COSTS

         Operating cost estimates for the three production cases, presented in this report, were separately developed by compiling operating cost estimates for process reagents, consumables, labour requirements, process plant power requirements, offsite service requirements, consultants, concentrate transport and handling.

         The process operating costs for each throughput case are summarised in Table 19.13-7, Table 19.13-8 and Table 19.13-9 by averaging costs over the life of the project.

Project No.: AAJV001                Page 19-126               [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]

                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         TABLE 19.13-7: AVERAGE PROCESS PLANT OPERATING COSTS - CASE 2c

CATEGORY                   $M/YEAR      $/t
-------------------------------------------
Reagents                    3.9        0.21
Labour                      2.6        0.14
Power                      14.6        0.79
Consumables                22.5        1.21
Miscellaneous               0.2        0.01
PROCESS PLANT TOTAL        43.7        2.36
-------------------------------------------

         TABLE 19.13-8: AVERAGE PROCESS PLANT OPERATING COSTS - CASE 4a

CATEGORY                   $M/YEAR      $/t
-------------------------------------------
Reagents                    7.4        0.21
Labour                      2.6        0.07
Power                      27.2        0.76
Consumables                42.4        1.18
Miscellaneous               0.3        0.01
PROCESS PLANT TOTAL        79.9        2.23
-------------------------------------------

         TABLE 19.13-9: AVERAGE PROCESS PLANT OPERATING COSTS - CASE 4b

CATEGORY                   $M/YEAR      $/t
-------------------------------------------
Reagents                    8.0        0.21
Labour                      2.9        0.08
Power                      31.9        0.83
Consumables                49.1        1.28
Miscellaneous               0.3        0.01
PROCESS PLANT TOTAL        92.1        2.41
-------------------------------------------

         Reagent consumptions used to determine operating costs were based on typical consumptions derived from metallurgical test work conducted to date. Consumption of reagents not determined from the test work to date, such as water conditioner, was based on consumption rates at similar operations.

         Process plant consumables are categorised as either operating or maintenance. Plant operating consumables cover major equipment wear liner replacement, grinding circuit media, laboratory consumables and general consumables used by operations personnel in the process plant. Media and liner wear rates are based on abrasion indices determined for each ore type. The abrasion indices can be classified as

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                       Technical Report - Preliminary Assessment
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         slightly abrasive and grinding media consumption rates are considered typical for similar grinding circuit configurations on similar ore types.

         The maintenance consumables operating cost is estimated as a proportion of the overall plant capital cost. The factor used for this operating cost estimate is approximately 4% of the process plant direct capital cost estimate. This percentage is slightly higher than typically expected for similar projects in a Western country, because of the relatively high proportion of the capital cost that is represented by mechanical equipment. The plant equipment costs are based on Western supply and the maintenance consumables estimate reflects sourcing of spare parts from the original vendors. Investigations during the next study phase may find cost savings from equivalent local supply.

         A "learning curve" is applied to consumption of reagents and consumables. Unit consumption rates of 15% and 5% above average were assumed for Years 1 and 2, respectively.

         Unit prices for reagents and consumables for supply ex-Beijing, were obtained by either IMMI or AAJV from China. These prices are significantly lower than those typically charged for similar reagents and consumables in Western countries. The pricing and specifications for all reagents and consumables require confirmation during the next study phase.

         Prices for replacement crusher and mill liners were estimated by factoring typical Western prices by the ratio of prices for Chinese supplied grinding media to those for Western supplied grinding media.

         Freight costs of $34 /t, comprising $10 /t rail freight from Beijing to Bautou and $24 /t road freight from Baotou to Oyu Tolgoi were applied to the ex-Beijing prices for the purpose of the operating cost estimates.

         Process plant power consumption was derived from the equipment list compiled for each of the process plant options. A load factor, typical of that used in similar process plants, was applied to an installed power to estimate a power draw. Overall process plant power consumption was estimated to be approximately 30 to 35 kWh/t, which is considered typical for concentrator type processing plants treating similar ores.

         A power cost of $0.025 /kWh was provided by IMMI, based on power supplied from China.

         A process manning schedule was developed to fulfil the requirements for technical, supervisory, operating and administrative personnel to operate and maintain the

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         process plant. In addition to some permanent positions, expatriates will be engaged to fulfil specialist and training roles during the initial years of the operation. It is envisaged that a blend of technical expertise and training skills will be required amongst the short term expatriates and, for the purpose of these estimates, that they will be sourced from North America and Australia.

         Salaries for Mongolian employees are based on IMMI's current Mongolian experience and those for expatriates on IMMI's experience in Myanmar. On-costs of 78% are applied to senior expatriate staff, 51% to temporary expatriates and senior Mongolian staff and 38% other employees.

         Process manning levels for the Case 2c range from 151 to 171. For Case 4a, they range from 162 to 209, and for the Case 4b, from 232 to 258.

         Allowances for general consultants and off-site laboratory analyses are included in the operating cost estimate.

         The costs for concentrate transport are included in the financial model. The unit rate that was used, $0.053 /t-km, was based on a cost model developed for concentrate transport in Australia. The cost model was then adjusted with Mongolian inputs to reflect a transport cost within Mongolia and China.

         AAJV assumed that a third party would own and operate the concentrate transfer facility at the railhead at Wuyuan. AAJV determined the unit rate for this facility by estimating its capital and operating costs and including sufficient margin to provide the contractor with an IRR of 10%. The estimated unit handling costs for Cases 2a, 4a, and 4b were $7.43 /t, $2.52 /t and $2.23 /t, respectively.

19.13.5  GENERAL AND ADMINISTRATION

         The General and Administration (G&A) component includes administration at the Oyu Tolgoi mine site, general services and maintenance at the site, water supply operations and maintenance, office operations in Ulaanbaatar, Dalanzadgad and Baotou. G&A costs were estimated from first principals for the three scenarios and Table 19.13-10, Table 19.13-11 and Table 19.13-12 summarise the average costs over the life of the project.

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         TABLE 19.13-10: AVERAGE G&A OPERATING COSTS - CASE 2c

CATEGORY                  $M/YEAR      $/t
------------------------------------------
OYU TOLGOI SITE
Administration             8.5        0.46
Yard Crew                  1.3        0.07
Heating                    0.2        0.01
Water Supply               3.6        0.20
Sub-total                 13.6        0.73
Ulaanbaatar Office         0.5        0.03
Baotou Office              0.3        0.02
Dalanzadgad Office         0.1        0.01
TOTAL G& A                14.5        0.78
------------------------------------------

         TABLE 19.13-11: AVERAGE G&A OPERATING COSTS - CASE 4a

CATEGORY                   $M/YEAR        $/t
---------------------------------------------
OYU TOLGOI SITE
Administration              10.9         0.30
Yard Crew                    1.5         0.04
Heating                      1.1         0.03
Water Supply                 5.4         0.15
Sub-total                   18.9         0.53
Ulaanbaatar Office           0.5         0.01
Baotou Office                0.3         0.01
Dalanzadgad Office           0.1         0.00
TOTAL G& A                  19.9         0.55
---------------------------------------------

         TABLE 19.13-12: AVERAGE G&A OPERATING COSTS - CASE 4b

CATEGORY                   $M/YEAR        $/t
---------------------------------------------
OYU TOLGOI SITE
Administration              11.0         0.29
Yard Crew                    1.5         0.04
Heating                      1.3         0.03
Water Supply                 5.5         0.14
Sub-total                   19.3         0.50
Ulaanbaatar Office           0.5         0.01
Baotou Office                0.3         0.01
Dalanzadgad Office           0.1         0.00
TOTAL G& A                  20.2         0.53
---------------------------------------------

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                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         The G&A costs were divided into categories for administration including labour, vehicles, power and consumables, yard crew including labour and mobile equipment, heating requirements and water supply. A similar cost breakdown was developed for offsite offices and workplaces.

         Site based administration manpower includes a General Manager, administration staff, human resource and training staff, security staff, environmental staff, health and safety staff that includes full time medical doctors. The administration personnel structure is typical for large scale operations located in countries where hard rock mining is practised. A yard crew consisting of general maintenance staff, bus drivers and a tailings crew was also included in the labour component of the cost estimate.

         The Ulaanbaatar and Dalanzadgad offices are staffed to support recruitment and coordination of travel for site based personnel, as well as liaison with government officials. An office located in Baotou will focus on concentrate sales.

         Operating and maintenance costs for site vehicles, except for those assigned to mining, were included in the G&A cost estimates. Site vehicle numbers are consistent with vehicle numbers required for a large scale operation and include buses for personnel transport, vehicles for stock movements in the warehouse, plant and maintenance utility vehicles, emergency vehicles and heavy mobile equipment for road maintenance. Vehicles required at the Ulaanbaatar, Baotou and Dalanzadgad regional offices were also included in the cost estimates.

         Other significant mine site G&A costs include power and maintenance costs associated with heating the offices, camp and underground mine, and supply of water to the mine site. Maintenance costs for these services were based on a 4% factor of the estimated capital costs and power costs were determined from a power-demand estimate and a unit power cost of $0.025 /kWh.

         Catering costs for all site personnel were included in the G&A cost estimates. They have been based on a quotation from a catering contractor currently operating in the region. The costs for charter flights have been based on an estimate of the number of employees who will be recruited from Ulaanbaatar and the current charter costs for OT. For the purpose of generating the G&A cost estimates, it is assumed that the remaining employees will be transported by bus to Dalanzadgad for their leave breaks.

         Site consumables were included in the G&A costs, including first aid supplies, safety equipment and clothing, environmental consumables and subscriptions and publications.

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         Allowances were made general expense items, such as insurance, telecommunications, IT hardware and software, training supplies and business travel.

         Off-site G&A costs include costs incurred from maintaining the three regional officies in Ulaanbaatar, Baotou and Dalanzadgad. Office rent, consumables, telecommunications and other minor operating costs were included.

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19.14    FINANCIAL ANALYSIS

19.14.1  INTRODUCTION

         This section records the economic returns from the Project under the conditions anticipated to be applicable for its development and operation, and analyses the sensitivity of the Project to changes in the key parameters.

         Mining and processing data, and capital and operating costs, are drawn from other parts of the study and combined with the Project's fiscal regime in an economic model that calculates normal measures of economic return (such as Internal Rate of Return (IRR) and Net Present Value
         (NPV)) and reports key production statistics for the Project.

         Project NPV and IRR are presented for a number of different combinations of copper and gold prices, and NPV at a number of discount rates. Sensitivity of the project to changes in a number of key parameters is also reported.

         Clarifications and explanations of assumptions applied in the modelling of the Project are included in Section 19.14.8.

19.14.2  INTRODUCTION TO THE FINANCIAL ANALYSIS

         Financial analysis for the project was conducted through discounted cashflow modelling, based on data contained in the study.

         Results are reported for a number of cases, viz:

         -        Case 4b: 40 million t/a throughput over 27 years

         -        Case 2c: 20 million t/a throughput over 19 years

         - Case 4a: 20 million t/a expanding to 40 million t/a throughput by Year 5 of operations, over 29 years

         Cases 4a and 4b are based upon open pit mining from the Central, Southwest and South deposits, open pit mining from the Hugo South deposit and underground mining from the Hugo North deposit. Case 2c considers only open pit mining from the Central, Southwest and South deposits. All cases are based upon processing of all ore through a concentrator to produce a copper concentrate containing gold that is sold to smelters outside Mongolia (anticipated to be in China).

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         The three cases were assessed independently over a range of metal prices to test alternate development strategies for IMMI. However, for the purpose of this report, Case 4a using metal prices of $0.90 /lb of copper and $400 /oz of gold was the base case.

         The modelling was conducted both pre tax and after tax, without escalation or inflation, and on the basis that the project will be wholly equity funded. The currency adopted for the evaluation, and which is used throughout, is United States dollars. No provisions were made for exchange rate variations.

         Evaluation has encompassed the period from mid 2005, when it is anticipated that the final decision to commit to the Project will be made, through a 30 month development period and operating life of 19 - 29 years depending on the case. Expenditure to be made up to mid 2005 (including drilling programmes and exploration from the Hugo North shaft) were treated as sunk costs, as has expenditure to date, and excluded from this analysis. Costs considered as sunk but which are yet to be spent are anticipated to total some $160 million for Cases 4a and 4b and some $55 million for Case 2c.

         The Net Present Values were calculated based on discounting cashflows to mid 2005 rather than the current date and exclude all costs sunk at that time.

         The project cash flow was prepared based on a fiscal regime advised by IMMI to be applicable to the project, although it is anticipated that this regime will be modified somewhat by the Stability Agreement that is currently being negotiated with the Government of Mongolia.

         The evaluation was conducted on a project only basis.

19.14.3  PROJECT RESULTS

         TABULATION OF PROJECT RESULTS

         The following anticipated project results are tabulated below for each of the cases considered:

         -        NPV at discount rates of 5.0%, 7.5% and 10.0%

         -        IRR

         -        Payback Period

         -        Total Cash Cost after gold credits

         Only after tax results are reported.

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         CASE 4b (40 MT/A)

         TABLE 19.14-1: NPV - 5.0% DISCOUNT RATE

                         NPV                          GOLD PRICE $US/OZ
                        ($M)           350          375        400       425         450
-----------------------------------------------------------------------------------------
                        0.80          1,166        1,232      1,298     1,364       1,430
COPPER                  0.90          1,902        1,969      2,035     2,101       2,167
PRICE                   1.00          2,639        2,705      2,772     2,838       2,904
$US/lb                  1.10          3,376        3,442      3,508     3,574       3,640
                        1.20          4,112        4,179      4,245     4,311       4,377
-----------------------------------------------------------------------------------------

         TABLE 19.14-2: NPV - 7.5% DISCOUNT RATE

                    NPV                          GOLD PRICE $US/OZ
                   ($M)          350          375         400       425         450
------------------------------------------------------------------------------------
                   0.80           632          687         742       797         852
COPPER             0.90         1,183        1,238       1,293     1,348       1,403
 PRICE             1.00         1,735        1,790       1,845     1,900       1,955
$US/lb             1.10         2,286        2,341       2,396     2,451       2,506
                   1.20         2,837        2,892       2,947     3,002       3,057
------------------------------------------------------------------------------------

         TABLE 19.14-3: NPV - 10.0% DISCOUNT RATE

                    NPV                           GOLD PRICE $US/OZ
                   ($M)          350          375         400       425         450
------------------------------------------------------------------------------------
                   0.80           270          316         363       409         456
COPPER             0.90           692          739         785       832         878
 PRICE             1.00         1,114        1,161       1,208     1,254       1,301
$US/lb             1.10         1,537        1,583       1,630     1,677       1,723
                   1.20         1,959        2,006       2,052     2,099       2,145
------------------------------------------------------------------------------------

         TABLE 19.14-4: IRR

                IRR                             GOLD PRICE $US/OZ
                (%)           350         375           400          425      450
---------------------------------------------------------------------------------
                0.80         12.7         13.2         13.7         14.3     14.8
COPPER          0.90         16.5         17.0         17.5         18.0     18.5
PRICE           1.00         19.8         20.3         20.8         21.2     21.7
$US/lb          1.10         22.8         23.3         23.7         24.2     24.7
                1.20         25.6         26.0         26.5         27.0     27.5
---------------------------------------------------------------------------------

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         TABLE 19.14-5: PAYBACK PERIOD

                PAYBACK                         GOLD PRICE $US/OZ
                (YEARS)         350           375          400       425      450
---------------------------------------------------------------------------------
                 0.80           7.3           7.0          6.8       6.5      6.3
COPPER           0.90           6.1           5.8          5.6       5.4      5.1
PRICE            1.00           5.1           4.9          4.8       4.7      4.6
$US/lb           1.10           4.6           4.5          4.4       4.3      4.2
                 1.20           4.2           4.1          4.1       4.0      3.9
---------------------------------------------------------------------------------

         TABLE 19.14-6: TOTAL CASH COSTS (AFTER GOLD CREDITS) - LIFE OF MINE

          TOTAL CASH                                       GOLD PRICE $US/OZ
         COSTS ($/lb)                   350           375         400        425      450
------------------------------------------------------------------------------------------
                         0.80           0.46          0.45        0.45       0.44     0.44
COPPER                   0.90           0.46          0.46        0.45       0.45     0.44
PRICE                    1.00           0.47          0.46        0.45       0.45     0.44
$US/lb                   1.10           0.47          0.46        0.46       0.45     0.44
                         1.20           0.47          0.46        0.46       0.45     0.45
------------------------------------------------------------------------------------------

         TABLE 19.14-7: TOTAL CASH COSTS (AFTER GOLD CREDITS) - AVERAGE FIRST 5 YEARS

          TOTAL CASH                                      GOLD PRICE $US/OZ
         COSTS ($/lb)                   350           375         400        425      450
------------------------------------------------------------------------------------------
                         0.80           0.42          0.39        0.37       0.34     0.32
COPPER                   0.90           0.42          0.40        0.37       0.34     0.32
PRICE                    1.00           0.43          0.40        0.37       0.35     0.32
$US/lb                   1.10           0.43          0.40        0.38       0.35     0.32
                         1.20           0.43          0.40        0.38       0.35     0.33
------------------------------------------------------------------------------------------

         TABLE 19.14-8: TOTAL CASH COSTS (AFTER GOLD CREDITS) - AVERAGE FIRST 10 YEARS

          TOTAL CASH                                      GOLD PRICE $US/OZ
         COSTS ($/lb)                   350           375         400        425      450
------------------------------------------------------------------------------------------
                         0.80           0.44          0.42        0.41       0.39     0.37
COPPER                   0.90           0.44          0.43        0.41       0.39     0.38
PRICE                    1.00           0.44          0.43        0.41       0.40     0.38
$US/lb                   1.10           0.45          0.43        0.41       0.40     0.38
                         1.20           0.45          0.43        0.42       0.40     0.38
------------------------------------------------------------------------------------------

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         CASE 2C (20 MT/A)

         TABLE 19.14-9: NPV - 5.0% DISCOUNT RATE

                   NPV                             GOLD PRICE $US/OZ
                  ($M)          350         375        400          425        450
----------------------------------------------------------------------------------
                  0.80          236         287        337          387        438
COPPER            0.90          421         472        522          572        622
 PRICE            1.00          605         655        705          755        805
$US/lb            1.10          787         837        887          937        987
                  1.20          969       1,019      1,069        1,118      1,168
----------------------------------------------------------------------------------

         TABLE 19.14-10: NPV - 7.5% DISCOUNT RATE

                       NPV                             GOLD PRICE $US/OZ
                      ($M)          350         375        400          425        450
--------------------------------------------------------------------------------------
                      0.80          128         170        212          255        297
 COPPER               0.90          274         316        359          401        443
  PRICE               1.00          419         461        503          545        587
 $US/lb               1.10          564         606        647          689        731
                      1.20          707         749        791          832        874
--------------------------------------------------------------------------------------

         TABLE 19.14-11: NPV - 10.0% DISCOUNT RATE

                     NPV                             GOLD PRICE $US/OZ
                    ($M)          350         375        400          425        450
------------------------------------------------------------------------------------
                    0.80           48          84        120          156        192
COPPER              0.90          166         202        238          273        309
 PRICE              1.00          282         318        354          389        425
$US/lb              1.10          399         434        470          505        541
                    1.20          514         549        585          621        656
------------------------------------------------------------------------------------

         TABLE 19.14-12: IRR

                    IRR                             GOLD PRICE $US/OZ
                    (%)           350         375        400          425        450
------------------------------------------------------------------------------------
                    0.80         12.0         13.4       14.9        16.3       17.8
COPPER              0.90         16.2         17.6       18.9        20.2       21.5
 PRICE              1.00         19.9         21.2       22.4        23.7       24.9
$US/lb              1.10         23.2         24.4       25.6        26.8       28.0
                    1.20         26.3         27.5       28.6        29.8       30.9
------------------------------------------------------------------------------------

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         TABLE 19.14-13: PAYBACK PERIOD

                  PAYBACK                             GOLD PRICE $US/OZ
                  (YEARS)          350           375          400       425           450
-----------------------------------------------------------------------------------------
                   0.80            4.7           4.4          4.1       3.9           3.6
COPPER             0.90            4.1           3.9          3.7       3.5           3.3
PRICE              1.00            3.7           3.5          3.3       3.1           3.0
$US/lb             1.10            3.3           3.2          3.0       2.7           2.4
                   1.20            3.0           2.7          2.4       2.2           2.0
-----------------------------------------------------------------------------------------

         TABLE 19.14-14: TOTAL CASH COSTS (AFTER GOLD CREDITS) - LIFE OF MINE

           TOTAL CASH                                                     GOLD PRICE $US/OZ
          COSTS ($/lb)                   350           375         400        425          450
-----------------------------------------------------------------------------------------------
                         0.80            0.44          0.42        0.40       0.38         0.36
COPPER                   0.90            0.44          0.42        0.40       0.38         0.36
PRICE                    1.00            0.45          0.43        0.40       0.38         0.36
$US/lb                   1.10            0.45          0.43        0.41       0.39         0.36
                         1.20            0.45          0.43        0.41       0.39         0.37
-----------------------------------------------------------------------------------------------

         TABLE 19.14-15: TOTAL CASH COSTS (AFTER GOLD CREDITS) - AVERAGE FIRST 5 YEARS

          TOTAL CASH                                            GOLD PRICE $US/OZ
         COSTS ($/lb)                    350           375         400        425           450
-----------------------------------------------------------------------------------------------
                         0.80            0.25          0.21        0.17       0.13         0.09
COPPER                   0.90            0.26          0.22        0.17       0.13         0.09
PRICE                    1.00            0.26          0.22        0.18       0.13         0.09
$US/lb                   1.10            0.26          0.22        0.18       0.14         0.09
                         1.20            0.26          0.22        0.18       0.14         0.10
-----------------------------------------------------------------------------------------------

         TABLE 19.14-16: TOTAL CASH COSTS (AFTER GOLD CREDITS) - AVERAGE FIRST 10 YEARS

          TOTAL CASH                                               GOLD PRICE $US/OZ
         COSTS ($/lb)                    350           375         400        425             450
-------------------------------------------------------------------------------------------------
                         0.80            0.39          0.36        0.32       0.29           0.26
COPPER                   0.90            0.39          0.36        0.33       0.29           0.26
PRICE                    1.00            0.40          0.36        0.33       0.30           0.26
$US/lb                   1.10            0.40          0.37        0.33       0.30           0.27
                         1.20            0.40          0.37        0.33       0.30           0.27
-------------------------------------------------------------------------------------------------

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

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         CASE 4a (20 - 40 Mt/a)

         TABLE 19.14-17: NPV - 5.0% DISCOUNT RATE

                     NPV                               GOLD PRICE $US/OZ
                    ($M)            350          375        400       425         450
--------------------------------------------------------------------------------------
                    0.80           1,234        1,296      1,357     1,419       1,481
COPPER              0.90           1,910        1,971      2,033     2,095       2,156
PRICE               1.00           2,584        2,646      2,707     2,769       2,831
$US/lb              1.10           3,259        3,320      3,382     3,443       3,505
                    1.20           3,933        3,995      4,056     4,118       4,179
--------------------------------------------------------------------------------------

         TABLE 19.14-18: NPV - 7.5% DISCOUNT RATE

                    NPV                     GOLD PRICE $US/OZ
                   ($M)         350          375         400       425         450
-----------------------------------------------------------------------------------
                   0.80          732          783         833       883         933
COPPER             0.90        1,224        1,274       1,324     1,374       1,424
 PRICE             1.00        1,714        1,764       1,814     1,864       1,915
$US/lb             1.10        2,204        2,254       2,305     2,355       2,405
                   1.20        2,695        2,745       2,795     2,845       2,895
-----------------------------------------------------------------------------------

         TABLE 19.14-19: NPV - 10.0% DISCOUNT RATE

                    NPV                     GOLD PRICE $US/OZ
                   ($M)         350          375         400       425         450
-----------------------------------------------------------------------------------
                   0.80          402          444         485       527         569
COPPER             0.90          768          810         852       893         935
 PRICE             1.00        1,134        1,176       1,217     1,259       1,301
$US/lb             1.10        1,500        1,541       1,583     1,625       1,666
                   1.20        1,865        1,907       1,948     1,990       2,032
-----------------------------------------------------------------------------------

         TABLE 19.14-20: IRR

                   IRR                       GOLD PRICE $US/OZ
                   (%)          350         375           400         425      450
-----------------------------------------------------------------------------------
                   0.80        15.7         16.3         17.0         17.6     18.3
COPPER             0.90        19.9         20.5         21.2         21.8     22.5
PRICE              1.00        23.6         24.2         24.9         25.5     26.2
$US/lb             1.10        27.0         27.6         28.2         28.9     29.5
                   1.20        30.1         30.7         31.3         32.0     32.6
-----------------------------------------------------------------------------------

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         TABLE 19.14-21: PAYBACK PERIOD

                        PAYBACK                                    GOLD PRICE $US/OZ
                        (YEARS)      350         375          400          425          450
-------------------------------------------------------------------------------------------
                         0.80        7.6         7.4          7.1          6.9          6.7
COPPER                   0.90        6.5         6.3          6.2          6.0          5.9
PRICE                    1.00        5.8         5.7          5.6          5.5          5.4
$US/lb                   1.10        5.4         5.3          5.2          5.1          5.0
                         1.20        5.0         5.0          4.9          4.8          4.7
-------------------------------------------------------------------------------------------

         TABLE 19.14-22: TOTAL CASH COSTS (AFTER GOLD CREDITS) - LIFE OF MINE

           TOTAL CASH                                   GOLD PRICE $US/OZ
          COSTS ($/lb)                   350         375          400         425        450
---------------------------------------------------------------------------------------------
                         0.80            0.47        0.46         0.46        0.45       0.44
COPPER                   0.90            0.47        0.46         0.46        0.45       0.45
 PRICE                   1.00            0.47        0.47         0.46        0.46       0.45
$US/lb                   1.10            0.48        0.47         0.46        0.46       0.45
                         1.20            0.48        0.47         0.47        0.46       0.45
---------------------------------------------------------------------------------------------

         TABLE 19.14-23: TOTAL CASH COSTS (AFTER GOLD CREDITS) - AVERAGE FIRST 5 YEARS

       TOTAL CASH                                     GOLD PRICE $US/OZ
      COSTS ($/lb)                       350         375          400         425          450
-----------------------------------------------------------------------------------------------
                         0.80            0.43        0.39         0.35        0.32         0.28
COPPER                   0.90            0.43        0.39         0.36        0.32         0.28
 PRICE                   1.00            0.43        0.40         0.36        0.32         0.28
$US/lb                   1.10            0.44        0.40         0.36        0.32         0.29
                         1.20            0.48        0.47         0.47        0.46         0.45
-----------------------------------------------------------------------------------------------

         TABLE 19.14-24: TOTAL CASH COSTS (AFTER GOLD CREDITS) - AVERAGE FIRST 10 YEARS

          TOTAL CASH                                                    GOLD PRICE $US/OZ
         COSTS ($/lb)                           350           375       400         425      450
-------------------------------------------------------------------------------------------------
                               0.80             0.43          0.41      0.38        0.36     0.34
COPPER                         0.90             0.43          0.41      0.39        0.36     0.34
PRICE                          1.00             0.43          0.41      0.39        0.37     0.34
$US/lb                         1.10             0.44          0.41      0.39        0.37     0.35
                               1.20             0.44          0.42      0.39        0.37     0.35
-------------------------------------------------------------------------------------------------

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

19.14.4  COMPARISON OF CASES

         NPV

         Of the larger throughput cases, Case 4a produces higher NPV's than Case 4b at low metal prices and lower NPV's at higher metal prices. Below a $0.90 /lb copper price Case 4a NPV's are higher, and above $1.10 /lb Case 4b NPV's are stronger at all discount rates considered.

         Case 2c NPV's are generally less than one third of those of Cases 4a and 4b, reflecting the absence of Hugo South and Hugo North ore from this Case.

         IRR

         Case 4a IRR's are some 3 - 5 percentage points higher than those of Case 4b, across the full range of metal price combinations considered. This is likely due to the staged nature of capital expenditure for Case 4a - it requires initial capital of some $530 M and total capital over the life of mine of $1,820 M. Case 4b requires some $1,170 M initial capital and $2,030 M over the total life of mine.

         Case 2c IRR's are only marginally (1 - 4 percentage points) lower than Case 4a, but are generally higher (by 0 - 3 percentage points) than Case 4b.

         PAYBACK PERIOD

         Due to the lower capital costs, Case 2c capital is recovered quicker than for either of the larger throughput cases. Case 2c payback period is 2.0 - 4.7 years depending upon prevailing metal prices.

         Payback periods for Case 4a (4.7 - 7.6 years) are some 0.3 - 0.8 years more than for Case 4b.

         TOTAL CASH COSTS

         Total cash costs after gold credits over the life of the mine are essentially identical for the larger throughput cases - within the $0.44 - $0.48 /lb Cu range depending upon the gold price. Case 2c shows the lowest total cash costs, at $0.36 - $0.45 /lb Cu over the same gold price range.

         Over the first 5 years of operations, the total cash costs after gold credits are somewhat lower for all three cases considered, due to the early processing of ore with

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                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         higher gold grades. At higher gold prices, the higher gold credits available result in significantly lower cash costs. Above $400 /oz gold, Case 4a shows lower cash costs than Case 4b, due to its reduced throughput in the first 5 years of operations and the resulting higher proportion of gold in the ore fed to the mill. Case 2c shows very low cash costs (less than $0.26 /lb Cu for all metal prices considered) due to the gold grades in the mill feed.

         SUMMARY

         - Case 4a appears to offer the best returns of the three cases, producing the best IRR's, and the best NPV's below $0.90 /lb copper, although Case 4b offers higher NPV's at copper prices above $1.10 /lb.

         - Case 4a, however, has the longest payback period (over 5 years at current metal prices). The Case 4b payback period is over 4 years at current metal prices.

         - Case 2c offers much reduced NPV's over the other cases, but IRR's approaching those of Case 4a. Payback of capital is achieved in less than 3 years at current metal prices.

19.14.5  PROJECT CASHFLOW

         Cumulative cashflow charts for each of the cases are shown in Figure 19.14-1, Figure 19.14-2 and Figure 19.14-3.

         FIGURE 19.14-1: CASE 4B - CUMULATIVE CASHFLOW CHART - 100% EQUITY

         [FIGURE]

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         FIGURE 19.14-2: CASE 2C - CUMULATIVE CASHFLOW CHART - 100% EQUITY

         [FIGURE]

         FIGURE 19.14-3: CASE 4A - CUMULATIVE CASHFLOW CHART - 100% EQUITY

         [FIGURE]

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                       Ivanhoe Mines Mongolia Inc XXK
                       Technical Report - Preliminary Assessment
                       Oyu Tolgoi Project, Mongolia

         Total cashflow available from Cases 4a and 4b is very similar (total cashflow $3.2 B - $9.3 B depending upon metal prices), although cashflow is achieved a little earlier from Case 4b (reflected in the shorter payback period). Maximum negative cashflow is some $530 M - $880 M for Case 4a and $1.2 B for Case 4b.

         Case 2c total cashflow is restricted to some $0.6 B - $2.1 B over the same metal price range, with the maximum negative cashflow being some $500 M.

         The operating surplus and cashflows for Case 4a at copper prices of $0.90 /lb and $1.00 /lb are shown in Table 19.14-25.

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Technical Report - Preliminary Assessment
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TABLE 19.14-25: OPERATING SURPLUS AND CASHFLOWS (CASE 4a)

                            CU   AU                            YEARS
                           $/lb  /OZ   -3   -2    -1     1     2     3     4     5      6
-------------------------------------------------------------------------------------------
Operating Surplus          0.90  400    0     0     0    72   241    32   156    377    396
Cum. Operating Surplus                  0     0     0    72   312   344   500    877  1,273
After tax cashflow                    -41  -268  -221   -41   156  -168  -142    326    337
Cum. after tax cashflow               -41  -309  -529  -570  -414  -582  -724   -399    -62
Operating Surplus          1.00  400    0     0     0    87   263    50   183    453    485
Cum. Operating Surplus                  0     0     0    87   350   400   582  1,036  1,520
After tax cashflow                    -41  -268  -221   -26   179  -150  -116    399    412
Cum. after tax cashflow               -41  -309  -529  -556  -377  -527  -643   -244    167

                            CU    AU                           YEARS
                           $/lb   /OZ     7      8      9      10     11     12     13     14
----------------------------------------------------------------------------------------------
Operating Surplus          0.90   400     420    414    468    388    482    597    504    522
Cum. Operating Surplus                  1,693  2,107  2,575  2,963  3,445  4,042  4,546  5,068
After tax cashflow                        325    330    374    320    335    388    318    329
Cum. after tax cashflow                   263    593    967  1,287  1,621  2,010  2,328  2,657

Operating Surplus          1.00   400     504    486    554    479    587    717    609    632
Cum. Operating Surplus                  2,025  2,511  3,065  3,544  4,131  4,848  5,457  6,089
After tax cashflow                        396    392    446    397    408    472    392    406
Cum. after tax cashflow                   564    956  1,402  1,799  2,206  2,678  3,070  3,476

                            CU    AU                             YEARS
                           $/lb   /OZ    15     16      17     18     19     20     21     22     23     24
------------------------------------------------------------------------------------------------------------
Operating Surplus          0.90   400    671    525     256    139     67    244    359    278    295     68
Cum. Operating Surplus                 5,739  6,264   6,520  6,658  6,725  6,969  7,329  7,607  7,902  7,970
After tax cashflow                       424    346     159     94     29    151    250    209    213     67
Cum. after tax cashflow                3,081  3,427   3,586  3,680  3,709  3,860  4,110  4,319  4,532  4,599

Operating Surplus          1.00   400    805    636     325    189    105    311    438    341    359     96
Cum. Operating Surplus                 6,894  7,530   7,855  8,043  8,148  8,459  8,897  9,238  9,597  9,693
After tax cashflow                       516    425     210    130     56    196    304    253    258     89
Cum. after tax cashflow                3,993  4,418   4,628  4,758  4,814  5,010  5,314  5,568  5,826  5,915

                            CU    AU                    YEARS
                           $/lb   /OZ    25     26     27      28      29      30
-----------------------------------------------------------------------------------
Operating Surplus          0.90   400     78     78      78      79      30       0
Cum. Operating Surplus                 8,048  8,126   8,205   8,283   8,314   8,314
After tax cashflow                        59     59      58      58       3       9
Cum. after tax cashflow                4,659  4,718   4,776   4,834   4,837   4,846

Operating Surplus          1.00   400    103    103     103     103      44       0
Cum. Operating Surplus                 9,796  9,899  10,003  10,106  10,150  10,150
After tax cashflow                        77     76      76      76      13      10
Cum. after tax cashflow                5,992  6,068   6,144   6,220   6,233   6,243

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Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

19.14.6  PRODUCTION AND COSTS

         Production and cost data is summarised in Table 19.14-2, Table 19.14-27, and Table 19.14-28.

         TABLE 19.14-26: PRODUCTION

                ITEM                             UNIT            CASE 4b        CASE 2c        CASE 4a
-------------------------------------------------------------------------------------------------------
Project Life                                     Years                 27            19              29
Quantity Ore Treated                              kt            1,033,820       351,756       1,038,707
Metal Produced - Gold in Concentrate              koz               5,652         3,580           5,713
               - Copper in Concentrate            kt                8,830         1,817           8,844
               - Silver in Concentrate            koz              11,394         9,177          11,459

         The production data reflects that both Cases 4a and 4b are based upon very similar mined ore tonnages and grades, and recoveries to concentrate. Case 2c production reflects that neither Hugo South nor Hugo North ore has been included.

         TABLE 19.14-27: OPERATING COSTS

                ITEM                                                UNIT           CASE 4b       CASE 2c         CASE 4a
------------------------------------------------------------------------------------------------------------------------
UNIT MINING COSTS
Open pit mining                                                 $/t ore mined        2.47          1.77            2.81
Underground mining - Hugo North                                 $/t ore mined        1.83                          1.83

ON SITE COSTS PER TONNE ORE TREATED
Open pit mining                                                $/t ore treated       2.04          1.77            2.33
Underground mining - Hugo North                                $/t ore treated       0.31          0.00            0.31
Process                                                        $/t ore treated       2.41          2.36            2.23
General and administration                                     $/t ore treated       0.53          0.78            0.55
Mongolian Government royalty                                   $/t ore treated       0.38          0.29            0.38
Immovable property tax                                         $/t ore treated       0.07          0.03            0.06
TOTAL UNIT ON SITE COSTS                                       $/T ORE TREATED       5.73          5.24            5.86

TOTAL OPERATING COSTS
Total site operating costs                                           $M             5,470         1,730           5,638
Mongolian government royalty                                         $M               389           102             390
Immovable property tax                                               $M                68            10              60
Concentrate transport costs                                          $M             1,197           314           1,208
Treatment/refining charges/penalties                                 $M             3,245           737           3,251
TOTAL OPERATING COSTS                                                $M            10,369         2,892          10,547

         Lowest on site operating unit costs are achieved for Case 2c, largely due to the higher stripping ratio associated with the Hugo South open pit for Cases 4a and 4b.

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Technical Report - Preliminary Assessment
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         TABLE 19.14-28: CAPITAL COSTS

ITEM                                   UNIT       CASE 4b     CASE 2c          CASE 4a
--------------------------------------------------------------------------------------
INITIAL CAPITAL
Open pit mining                         $M          364         114              123
Underground mining - Hugo North         $M            0           0                0
Process plant                           $M          317         157              158
Tailings & waste rock                   $M           16           8                8
Ancillary buildings                     $M           21          20               20
On site infrastructure                  $M           72          34               34
Off site infrastructure                 $M           78          44               44
EPCM Consultants + AAJV                 $M           79          40               40
Owner's costs                           $M           45          20               20
Contingency                             $M          138          52               61
Other                                   $M           37          20               21
Total Initial Capital                   $M        1,167         508              529
Expansion Capital (Years 1-4)           $M                                       679
Deferred/sustaining capital             $M          867         131              613
Total Capital                           $M        2,034         639            1,822

Working Capital - to end Year 1         $M         22.5        11.7              9.9

SUNK COSTS
Costs prior to May 2003                 $M           34          34               34
Feasibility Study                       $M           34          34               34
Drilling Programmes                     $M           21          21               21
Drilling - Hugo North                   $M           10           0               10
Hugo North - Exploration from Shaft     $M           97           0               97
TOTAL SUNK COSTS                        $M          196          89              196

         The lowest initial capital ($508 M) is required for Case 2c, although Case 4a requires only an additional $21 M to become operational (a total of $529 M). However, a further $679 M is required to expand Case 4a to 40 Mt/a throughput. Both initial capital ($1,170 M) and total capital ($2,030 M) are highest for Case 4b, which commences production at a throughput of 40 Mt/a.

         While initial working capital for Case 4a is shown at less than $10 M, the requirement increases to some $34 M with the increase of production to 40 Mt/a in Year 5 of operations. Working capital for all cases is based upon daily shipping of concentrate and 20 days for transport and full payment, together with an average creditor payment period of 20 days. Should three months elapse before payment, the working capital requirements would increase to $105 M, $53 M and $50 M for Case 4b, 2c and 4a respectively, with Case 4a requiring $72 M working capital for the Year 5 expansion.

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TABLE 19.14-29: PRODUCTION STATISTICS

                       ITEM                             UNIT     CASE 4b     CASE 2c        CASE 4a
---------------------------------------------------------------------------------------------------
Tonnes ore treated / tonne of concentrate               t/t       34.4        50.5           34.5
Cash operating costs / lb copper (before gold
credits)                                              $/lb Cu     0.53        0.72           0.54
Total cash costs / lb copper (before gold credits)    $/lb Cu     0.55        0.75           0.56
Treatment & refining charges/lb payable copper        $/lb Cu     0.17        0.18           0.17

19.14.7  SENSITIVITY ANALYSIS

         FRAMEWORK

         For each of the cases evaluated, sensitivity analysis has been performed to assess the sensitivity of after tax Net Present Value
         (NPV) and Internal Rate of Return (IRR) to changes in the following key parameters.

Gold Price                 +/- $25 per ounce
Copper Price               +/- $0.05 per pound
Initial Capital            +/- 10% approximately
Smelter Charges            +/- $10/wmt, $0.01/lb
Gold Recovery              +/- 1% point

         This analysis has been conducted varying only one of the above parameters at any one time. Combined beneficial or adverse changes in parameters will have more marked effects on the returns from the project than individual variations.

         RESULTS

         The sensitivity of each Case to variations in the key parameters is summarised below.

         TABLE 19.14-30: CASE 4b

                                                  IRR CHANGE      NPV CHANGE ($M)
   PARAMETER                CHANGE                   (%)          @ 10% DISCOUNT
--------------------------------------------------------------------------------
Gold Price            +/- $25/oz                     0.5%               47
Copper Price          +/- $0.05/lb                   1.8%              211
Initial Capital       +/- $117 M                     1.5%               97
Smelter Charges       +/- $10/wmt, $0.01/lb          0.9%              116
Gold Recovery         +/- 1% point                   0.1%               12

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Technical Report - Preliminary Assessment
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         TABLE 19.14-31: CASE 2c

                                                  IRR CHANGE      NPV CHANGE ($M)
    PARAMETER               CHANGE                   (%)          @ 10% DISCOUNT
--------------------------------------------------------------------------------
Gold Price            +/- $25/oz                     1.3%              36
Copper Price          +/- $0.05/lb                   1.9%              59
Initial Capital       +/- $50 M                      2.5%              42
Smelter Charges       +/- $10/wmt, $0.01/lb          1.1%              34
Gold Recovery         +/- 1% point                   0.3%               8

         TABLE 19.14-32: CASE 4a

                                                  IRR CHANGE      NPV CHANGE ($M)
     PARAMETER              CHANGE                   (%)          @ 10% DISCOUNT
--------------------------------------------------------------------------------
Gold Price            +/- $25/oz                     0.7%              42
Copper Price          +/- $0.05/lb                   2.0%             183
Initial & Expansion
Capital               +/- $120 M                     2.1%              82
Smelter Charges       +/- $10/wmt, $0.01/lb          1.1%             100
Gold Recovery         +/- 1% point                   0.2%              10

         Analysis shows that the project is particularly sensitive to changes in copper price, and less sensitive to the same percentage variations in operating and capital costs. The project IRR tends to be equally sensitive to capital cost and operating costs, but NPV is more sensitive to operating costs than capital costs.

         Variations in treatment and refining charges have a significant effect upon the returns from the project, but for the same percentage change, the project is less sensitive to these charges than to variations in total operating costs.

         Since gold contributes only some 10% of metal value for Cases 4a and 4b, those cases are relatively insensitive to gold price. Case 2c is somewhat more sensitive to gold price, since more than 25% of metal value is in gold.

19.14.8  BASIS FOR FINANCIAL ANALYSIS

         Financial analysis for the project has been carried out under the following assumptions.

         ANALYSIS PERIOD

         Evaluation encompassed the period from mid 2005, when it is anticipated that the final decision to commit to the Project will be made, through a 30 month development period and operating life of 19 - 29 years (depending upon the case).

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         REVENUE

         Revenue calculation was based upon production of a differing grade copper concentrate for the separate ore types - Central Secondary, Secondary Chalcopyrite, Southwest, South, Hugo South and Hugo North. The milling of different ore types was scheduled to maximise near term cashflows. Each ore type was scheduled in three different NSR categories, with the lower value ore generally stockpiled for treatment after more profitable ore, towards the end of the mine life. Metal recovered for each ore type was based on application of appropriate recoveries to each ore block. Total concentrate production and metal in concentrate each year is a summation of the production from each ore type.

         Concentrate grades used are shown in Table 19.14-33.

         TABLE 19.14-33: CONCENTRATE GRADES BY ORE SOURCE

Central Secondary, Central Chalcopyrite       24.1%
Southwest, South                              28.1%
Hugo South, Hugo North                        30.6%

         Gold grades in the concentrate were calculated based upon metal recovered. While there is little metallurgical data available with respect to silver, a concentrate grade of 41 g/t was assumed for all Central Secondary, Central Chalcopyrite, Southwest and South ore.

         Project results were calculated for all combinations of the following:

         -        Copper prices:         $0.80 per pound to $1.20 per pound in
                                         $0.10 increments
         -        Gold prices:           $350 per ounce to $450 per ounce in $25
                                         increments
         -        Discount rates:        5.0%, 7.5% and 10.0%.

         It was assumed that all concentrate will be sold in the period in which it is produced. Delays in the receipt of income and in payment of creditors are dealt with in the estimation of Working Capital requirements.

         It was assumed that all production will be transported as concentrate to smelters located outside Mongolia (most likely in China). Metal deductions in smelting/refining and realisation costs (which comprise transport of concentrate to the rail head and rail transport to customers, and treatment and refining charges from smelters) were deducted in calculation of Net Revenue.

         The smelter terms adopted for the Scoping Study are shown in Table 19.14-34.

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         TABLE 19.14-34: SMELTER TERMS

Payable:              Copper:     100.0% Cu content subject to minimum deduction
                                  of 1 unit
                      Gold:       100.0% Au content subject to minimum deduction
                                  of 1.0 g/t
                      Silver:     100.0% Ag content subject to minimum deduction
                                  of 31.0 g/t
Treatment Charge:                 $60/wmt concentrate
Refining Charges      Copper:     $0.06 per pound of recovered copper
                      Gold:       $6.00 per ounce of recovered gold
                      Silver:     $0.45 per ounce of recovered silver
Penalties:            As + Fl     Assumed $4.00/wmt.

         Realisation costs have been estimated based upon the following information:

         - Road transport costs from mine to rail head of $0.053 /t-km over a distance of 300 km.
         -        Rail transport costs from rail head to customer of $20.00
                  /wmt.

         OPERATING COSTS

         Operating costs were separated into production costs and Government fees and charges.

         All open pit and underground mining costs occurring prior to the commencement of production were capitalised.

         Production costs are shown in some detail in Schedule A of the economic model.

         GOVERNMENT FEES AND CHARGES

         Advice from IMMI has identified the Government royalty on sales and Immovable Property Tax as the Government fees and charges applicable to the project.

         IMMI has advised that the royalty is calculated at 2.5% of sales. The Immovable Property Tax is calculated at 0.6% of the written down value of Immovable Property each year. Immovable Property was assumed to comprise the capital expenditure category that is depreciated over 40 years.

         PRODUCTION AND OPERATING SURPLUS

         The Production Surplus comprises Net Revenue less on site production costs.

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         Operating Surplus comprises Net Revenue less both on site operating costs and Government fees and charges.

         CAPITAL COSTS

         Capital costs were separated for open pit and underground mining, process plant, tailings and waste rock, ancillary buildings, on site infrastructure, off site infrastructure and indirects. These costs include initial capital, deferred capital and sustaining capital required during the life of the project.

         Expenditure (including feasibility study costs, cost of drilling programmes and underground exploration from the Hugo North shaft) to be made prior to mid 2005, when it is anticipated that the final decision to commit to the Project will be made, were treated as sunk costs, as has all expenditure to date, and excluded from this analysis. Costs considered as sunk but which are yet to be spent are anticipated to total some $160 million for Cases 4a and 4b and some $55 million for Case 2c.

         An amount of $28.2 million was included at the end of the Project for rehabilitation, but is likely to be covered by the salvage value of plant at that time.

         Working Capital was calculated based on the following assumptions and advice from IMMI:

         - Continuous shipment of concentrate from site once production commences.

         - 20 days for transport of concentrate to customers, and payment.

         - Average 20 days for creditor payment, based upon labour being paid on 14 days, and the remainder of creditors being paid on 30 days.

         - Warehouse inventory comprising 3 months of process consumables.

         Any delay in the receipt of payment from smelters has the potential to significantly affect working capital requirements.

         In calculating Working Capital, it was assumed that all operating costs commence at the time production commences and that all initial consumables have been provided. Changes in Working Capital were calculated for each period during the Project. The working capital requirement for the expansion case (Case 3) increases substantially with production at increased throughput levels in Year 5 of operations.

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         ESCALATION

         Given the accuracy of a Scoping Study, no escalation of operating costs, capital costs or metal prices was included as part of the financial analysis.

         CORPORATE TAXATION

         Calculation of Corporate Tax was based upon advice provided by IMMI that a tax holiday will exist for the first 5 years of operations, followed by a further 5 years at half the corporate tax rate. Beyond year 10, corporate tax will be paid at the full rate of 30% of taxable income. In calculating taxable income deductions were allowed for:

         - On site operating costs and off site operating costs (including concentrate transport)

         - Interest, depreciation, "Immovable Property Tax", royalties, ongoing exploration (expensed each year)

         -        G&A expenses in Ulaanbaatar

         Depreciation rates are based upon the following broad categories contained in the Income Tax Law of Mongolia:

         -        Buildings, Construction                               40 years
         -        Machinery or Equipment                                10 years
         -        Special Purpose Machinery used for export
                  or mining production                                   5 years
         -        Other Assets                                          10 years

         Due to the absence of detailed information, considerable interpretation was required in the application of different depreciation rates to various capital categories.

         WITHHOLDING TAX

         Withholding tax is payable on interest at a rate of 20%. However, as it was assumed that all cash requirements will be equity funded, no specific allowance has been made for withholding tax.

         VAT AND CUSTOMS DUTY

         VAT is payable at 15%, but as exports are zero rated, all VAT is recovered. Therefore VAT cashflow is a timing issue only and was ignored.

         Customs Duty is generally 5%, but is zero for mining equipment.

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         CASH FLOW

         Pretax Project Cashflow was calculated by deducting operating and capital cashflows from Net Revenue.

         After Tax Project Cashflow has Corporate Tax deducted from Pretax Cashflow.

         NET PRESENT VALUES (NPV)

         NPV's for the project were calculated from the annual pretax cash flow streams and the after tax cashflow stream, discounted to mid 2005 at a range of discount factors. Cashflows exclude all costs sunk prior to mid 2005.

         INTERNAL RATE OF RETURN (IRR)

         IRR's were calculated based on the annual net pretax and after tax cash flow streams.

         PAYBACK PERIOD

         The Payback Period was calculated as the time required from commencement of Year 1 for the cumulative net cash flow to turn positive.

         PRODUCTION STATISTICS

         The following production statistics were calculated for each year of the project and for the project as a whole:

         -        Tonnes ore treated / tonne of concentrate

         -        Net revenue / tonne ore treated

         -        Net revenue / tonne of concentrate

         -        Cash operating costs / lb copper (after gold credits)

         -        Total cash costs / lb copper (after gold credits)

         -        Cash operating costs / lb copper (before gold credits)

         -        Total cash costs / lb copper (before gold credits)

         Cash Operating costs include all operating cash costs, government fees and charges and concentrate transport costs. Total Cash Costs have the Mongolian government royalty added to cash operating costs.

         Gold credits represent that value of gold included in the concentrate at the spot price.

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19.14.9  DOUBLE TAX HOLIDAY

         IMMI has indicated that, as part of its negotiations with the government of Mongolia, there is potential for the expansion in Case 4a to be treated as a separate project for taxation purposes, and to benefit from a tax holiday of the same nature as applies to the initial project at the lower throughput (i.e., no tax payable for the first 5 years and half tax payable for the ensuing 5 years).

         A preliminary assessment has been conducted to indicate the extent of the benefit that may be obtained from such an eventuality, and the results from the project could then be anticipated to be as shown in Table 19.14-35.

         TABLE 19.14-35: NPV - 10.0% DISCOUNT RATE

                    NPV              GOLD PRICE $US/OZ
                   ($M)     350     375      400     425     450
----------------------------------------------------------------
                   0.80     448     491      534     577     619
COPPER             0.90     832     875      917     960   1,003
PRICE              1.00   1,215   1,258    1,301   1,344   1,386
$US/lb             1.10   1,598   1,641    1,684   1,727   1,770
                   1.20   1,982   2,025    2,067   2,110   2,153

19.14.10 DEBT FINANCING CASE

         AAJV evaluated the effect of project financing on the IRR for Case 4a. This financial model incorporates the following assumptions:

         - Debt to equity ratios of 70:30 and 60:40 and interest rates of 5% and 7%

         - Financing of both initial and expansion capital via one debt facility

         -        Working capital and sunk costs excluded from the financing

         - Drawdown of debt after full equity for the combined facility has been spent

         -        Repayments commence in Year 5

         -        Repayment of principal in 5 equal annual instalments

         -        Deferral and roll of interest until the end of Year 4

         -        Arrangement Fee - 2.25% of facility amount

         -        Commitment Fee - 1.25% of undrawn balance each year

         -        Agency Fee - $75,000 /a

         The equity portion of the IRR for Case 4a at the two debt to equity ratios and two interest rates are shown for copper prices of $0.90 /lb and $1.00 /lb in Table 19.14-36. Note that the intent of this analysis was to explore the impacts of project financing, and

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         was not intended to indicate that IMMI will be able to access a loan facility with the assumed terms.

         TABLE 19.14-36: IMPACT OF DEBT ON CASE 4a IRR

                  BASE CASE     60 DEBT : 40 EQUITY     70 DEBT : 30 EQUITY
----------------------------------------------------------------------------
Interest rate                       5%         7%           5%        7%
$0.90 /lb            21.2        25.6       25.0         28.7      27.8
$1.00 /lb            24.9        30.2       29.6         33.8      33.0

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20.0     OPPORTUNITIES AND RISK

20.1     INTRODUCTION

         Because Oyu Tolgoi is at an early phase of its development, with data collection, compilation and analysis ongoing, information in some areas is insufficient for design. This situation is normal for most projects at the scoping-level, and to complete the analysis AAJV and the various subconsultants made assumptions to advance the study.

         Confirmation of these assumptions will form a major component of the Feasibility Study. However, at this phase there is a level of uncertainty, which is reflected in the relative accuracy of the results. The uncertainty also manifests itself in four different situations:

         - For some project elements, there may be greater upside or downside potential than is reflected in the relative accuracy.

         - Some of the input parameters that are beyond the control of the project (e.g. metal prices, exchange rates) may fluctuate outside the projected accuracy.

         - Alternatives have been identified for certain components, which, upon further evaluation, may provide superior results than the options used in this study.

         - The social, political, and economic environment that forms the basis of the project, which IMMI has limited ability to control or influence, may be altered. For example, recent Mongolian legislation has significantly reduced the corporate tax rate with obvious positive benefits to the project(1).

         This section identifies several of the opportunities and risks that were identified relative to the plan presented in the study, outlines the work done to date on them (if any), and describes what additional work must be done to assess whether they should be included in the final Feasibility Study.

20.2     OPPORTUNITIES

20.2.1   FAST TRACK DEVELOPMENT

         There is an opportunity to "fast track" the development of the project by rapid implementation of Case 2c, which would then form the first phase of a staged

-------------------
(1) This legislation, which was enacted soon enough that it was incorporated into the study, reduced the corporate tax rate from 40% to 30%.

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         development. To accomplish this, the feasibility study would have to be completed in 2004 and some long lead items procured as quickly as possible. Based on such a scenario, the operation could be in production as early as 2006.

20.2.2   OREBODY EXTENSIONS AND NEW DISCOVERIES

         Since 2001, the extensive drilling program has recorded outstanding success in discovering new, high grade orebodies and extending the known mineralisation. The northern limit of the Hugo Dummett deposit has yet to be defined and all the deposits are open at depth. Several areas of mineralisation have been encountered in limited geotechnical drilling outside the zones discovered to date, including the periphery of the open pit areas, which will be investigated in 2004. There are a number of geophysical and geological targets that have not been tested and offer potential for new discoveries, including some of the proposed facilities locations. Condemnation drilling planned for these sites may encounter additional mineralisation.

         The above offers excellent potential to increase the resource, thus extending the mine life, optimising metal output, and increasing project profitability.

20.2.3   TREATMENT OF LOW GRADE STOCKPILES

         The open pit mine plans were all based on a variable cut-off strategy, with lower grade material stockpiled and fed as the primary plant feed at the end of the mine life. In Cases 4a and 4b, the resulting stockpiles will peak at 310 million tonnes grading 0.41% Cu and 0.15 g/t Au. An opportunity may exist to construct incremental plant capacity to treat this material sooner in the mine life.

         During the next phase of study, this variable cut-off strategy should be optimised, including assessing the relative economics of building incremental milling capacity combined with potentially larger open pits.

20.2.4   OPEN PIT MINING (GRD MINPROC)

         As confidence in the resources increase, detailed cut-off grade optimisation studies are recommended to determine the optimal cut-off values through time. This would verify the stockpile quantities, mining rates and the use of capital for open pit equipment.

         During the course of the study the parameters used in the pit optimisation of Southwest and Central ultimate pit limits were revised. The application of the latest parameters in the optimisation is likely to increase the recoverable resources in these areas and extend the life for all the cases.

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         Mine and process schedules may be further optimised when additional data are available to identify ore domains exhibiting throughput and recovery variations. Further metallurgical testing is required to assess the flotation recovery of lower value ores and optimise cut-off estimates.

         As the open pits will have significantly long haul roads, the implementation of trolley-assisted trucks could provide some operating and capital cost savings. Some trolley-assist operations have reported increases in speed of 80% and fuel savings of 50% on the uphill runs of the trucks. Indicative pricing of the trolley installation suggests substation and overhead line costs of $1.5 million /km. Truck conversion costs would be specific to the final truck selected for the operation. Trolley-assist would require wider haul roads to allow truck passing, resulting in additional waste stripping. The pit designs would need to be prepared specifically for trolley-assist. Further work will need to be undertaken to examine the savings and additional costs to determine the suitability of trolley-assist to Oyu Tolgoi.

         Much of the material within the open pit shells has not been drilled, and there is potential to convert some of the waste within the pits to mill feed. This would have the double effect of both reducing the strip ratio within the existing pits and improving the likelihood that larger pits would be economic.

         The Scoping Study has provided a basis for further optimisation of the open pits. Another pit increment at Southwest and Central could add 203 million tonnes, grading 0.47% copper and 0.44 g/t gold with a 2.4:1 strip ratio, to the open pit mining inventory. Analysing this larger pit with the current financial results and the potential to reduce waste costs through trolley-assist and in-pit crushing could show this increment to be economic. IMMI is preparing a supplemental mine plan to include this material, plus an additional pushback at Hugo South. This would add more than 5 years to the project life at the 40 Mt/a rate. This plan will be incorporated into a further study that is to be submitted to the Mongolian Government by February 20, 2004 pursuant to the granting of the mining licences for Oyu Tolgoi.

20.2.5   IN-PIT CRUSHING

         A preliminary analysis of in-pit crushing of both ore and waste was completed. In this limited study, a combined ore and waste crusher would be placed at a point 200 m below surface in the Hugo South open pit to handle 60 million t/a of rock. The resulting reduction in the haulage truck fleet would save approximately $55 million in truck capital costs over the life of the mine and reduce the haulage operating costs by approximately $15 million per year. The capital cost of the crushing and conveying system would be approximately $70 million, while its operating cost would be $0.09 /t crushed. Based on these results, this system was included in Case 4b.

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         There are a number of opportunities to optimise this system. These include multiple crushers that would be moved as required to maximize the utilisation of the system, establishing the optimum locations of the crushers, and developing the production forecast to take maximum advantage of the system. The concept could also be extended to the open pits at Southwest and Central. In addition, if a paste tailings system proves to be viable, such a system would facilitate co-disposal of tailings and waste rock, which in turn could significantly reduce the structure required to impound these waste materials. Detailed analysis of in-pit crushing and conveyor handling of ore and waste will be a major component of the Feasibility Study.

20.2.6   UNDERGROUND MINING

         A portion of the +1% copper shell at Hugo North was not incorporated into the current mine plan. Additional analysis may indicate that this material would form a viable component of the underground mine production.

         The lower portion of the Southwest deposit below the open pit contains a high grade gold core. A preliminary evaluation indicates that this zone could be amenable to block caving and would contribute approximately 38 Mt grading 0.5% copper and 1.2 g/t gold.

20.2.7   ENHANCEMENT OF EXISTING GRINDING CAPACITY

         The grinding modules adopted by AAJV for the Scoping Study consist of one 12.2 m (40 ft) SAG mill with a 22 MW motor and two 7.9 m by 11.7 m ball mills each with a 15.5 MW motor. The SAG mill discharge pebbles are to be crushed and returned to the SAG mill as a re-circulating load. It is estimated that this re-circulating load may range up to 20% or more. The ultimate capacity of each module with the optimum mix of Oyu Tolgoi ores has been estimated at 20 Mt/a and this is the basis for the economic projections in the Scoping Study.

         The nature of the circulating load of SAG mill pebbles is unknown at this stage and will only be determined with any confidence during a pilot plant run. Having survived a trip through the SAG mill, it can be assumed that these pebbles are competent and likely to have an average work index above the norm, perhaps with a Bond index of 20 kWh/t or more. As a result this material would also demand above average grinding power in the subsequent ball mills.

         In some other operations, SAG mill pebbles represent barren or very low grade rock. The grade of the Oyu Tolgoi pebbles will not be known until piloting but inspection of core would indicate that the pebbles would carry some grade, although perhaps lower

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         than the ore average. Thus, at this stage, it cannot be assumed that the pebble product can be discarded.

         During discussions, grinding experts have expressed the opinion that removal of the pebble re-circulating load may allow for an additional 10% new feed to be introduced to the primary mill, which would increase the overall throughput rate per module from 20 Mt/a to 22 Mt/a.

         If the pebbles were to be removed from the circuit they would need to be treated. Crushing and adding them directly back into the ball mills would place a heavy burden on these secondary mills and likely negate any potential to increase the SAG mill feed. However, if the pebbles are crushed and ground in a dedicated ball mill, this would give a true increase in overall capacity. It is likely that two stages of crushing and some surge capacity would be required before feeding a ball mill but this installation is not expected to be too capital intensive. A 10% increase in throughput with modest capital represents an upside that will be investigated during the Feasibility Study.

20.2.8   LARGER GRINDING MILLS

         The approach taken in the Scoping Study has been to incorporate the largest proven grinding mills into conventionally configured SAG mill/ball mill modules. This approach is defendable but, considering the rapid advances in grinding technology, finite element stress modeling and quality control on materials, a plan for a long-life world-class development that utilises the next generation of mills should be evaluated.

         Until 1996, the largest SAG mills that had been installed were 11 m (36 ft) diameter. At that time, there were 17 in the world. During 1996, two 11.5 m (38 ft) (Freeport and Olympic Dam) and one 12 m (40 ft) (Cadia) SAG mills were placed on order and all came on line in 1998. Since then an additional two 11.5 m mills (El Teniente II and CVRD/Sossego) have been installed; another 12 m mill is being commissioned (Collahuasi). As a result, this new generation of large mills has been well proven in the industry and has provided the technology springboard to move to yet larger mills. In fact, 13 m (42
         ft) and 13.5 m (44 ft) mills have been in the design stage for over 10 years and have received positive reports from detailed scrutiny by potential customers.

         The driving force behind larger mills is the benefit to both capital and operating costs from economies of scale. A single-line 13.5 m SAG mill concept may offer a good compromise between the higher capital cost of Case 4b and higher throughput than would be possible with Case 4a. This may provide the best option to optimise the grade of the Oyu Tolgoi deposits.

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20.2.9 SMELTING

       One of the logistical advantages of the Oyu Tolgoi Project is the proximity to the Chinese copper smelting markets. Investigations by IMMI indicate that although the Chinese smelters import large quantities of concentrate, a number of them are running below capacity.

       Notwithstanding the above, there are a number of reasons for considering the construction of a copper smelter at the Oyu Tolgoi site. These include:

       - The currently defined resource base will support a long mine life. It is possible that the known resources will be extended and there appears to be good potential for new discoveries nearby.

       - Whilst the Chinese markets are close in relative terms, land transport distances to some of the smelters in southern China are several thousand kilometres. Production of on-site blister copper will reduce the transport costs.

       - IMMI has yet to conduct a marketing study to confirm that sufficient capacity will be available in China to absorb the projected concentrate production. A dedicated smelter would help to mitigate this marketing risk.

       - The custom smelter treatment and refining charges (TC/RC) fluctuate over time; a smelter at Oyu Tolgoi would mitigate some of the risk associated with such fluctuations.

       - With the reduced transport costs, the concentrate could be reduced by pulling the flotation circuit harder, thus providing an opportunity to increase metal recovery.

       - Large segments of the Oyu Tolgoi deposits are high in gold and much of this will report to the concentrate. Standard custom smelter practice is to deduct the first 1 gm/t of gold in concentrate and then pay for a percentage of the remainder. This loss, plus the exposure to inadequate gold metallurgical accounting at the smelters, will be to IMMI's detriment. An onsite smelter could improve the gold revenue that accrues to the project.

       - Both arsenic and fluorine have been shown to be present in concentrates to a greater or lesser extent. Although the pending metallurgical test program will work toward minimizing these elements in concentrate, it is possible that both may, at times, reach levels at which smelters will charge penalties or, at worst, may reject some shipments. An on-site smelter designed to deal with Oyu Tolgoi specific concentrates could mitigate this risk.

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         IMMI has initiated a preliminary feasibility analysis for a smelter and refinery to be conducted in parallel to the Oyu Tolgoi Feasibility Study. As a precursor to this work, IMMI contacted Ausmelt Limited (Ausmelt), an internationally recognized expert in smelting technology that has recently constructed smelters in China.

         Ausmelt provided IMMI with basic costs and parameters for smelter construction and operation. IMMI then developed a revised version of the financial model for Case 4a to include a smelter, based on the following assumptions:

         -        Throughput rate of 500,000 t/a of concentrate

         -        Sulphuric acid production 500,000 t/a

         - Metal recoveries of 98.8% Cu and 98.7% Au, as advised by Ausmelt

         - Treatment charge of $0.075/lb of copper, as advised by Ausmelt (approximates $48.00 /t of concentrate)

         - Refining charge of $0.06/lb of payable copper, as per existing model

         -        Acid payment $10.00/t net of transport

         - Transport costs as per existing model, i.e., $0.053/t-km over 300 km to the rail head and $20.00/t to a refinery

         -        Smelter operational in Year 5

         - Capital cost of $220 million, based on an estimate of $175 million provided by Ausmelt for a Western 300,000 t/a smelter

         -        Metal prices of $0.90/lb for copper and $400/oz for gold

         Based on these assumptions, the NPV at a 10% discount rate would rise from $852 million to $896 million and the IRR would drop from 21.2% to 20.5%. Given the inherent opportunities identified with a smelter, these results provide encouragement that the next phase of study should be continued.

20.2.10  IMPROVED METAL RECOVERY

         There may be opportunities to enhance metal recovery, particularly gold, through different reagent regimes. The flowsheet incorporates both flash flotation and gravity gold recovery, but the impact of these components is not well understood and consequently no additional copper or gold recovery has been provided for to date. Further testwork planned as part of the feasibility study may indicate increased recoveries of these metals.

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20.2.11  HEAP LEACHING/SX-EW

         Three of the deposits, Southwest, South and Central, contain some copper mineralisation that is amenable to recovery by heap leaching followed by solvent extraction-electro-winning (SX-EW). The most significant is a blanket of secondary sulphides, mainly chalcocite, in the upper part of Central. Considerable metallurgical testing, including column testing, and conceptual planning has been carried out on this material by IMMI. Below the chalcocite, which leaches well, is an extensive covellite zone but response from the column tests on this material has been poor. At Southwest and South, the leachable minerals are high acid consuming oxides and have not yet been assessed in any detail.

         The total Inferred Resource of chalcocite material at Central using a 0.43% Cu cut-off is estimated at 28 million tonnes at an average grade of 0.95% copper. Drilling underway at the time of writing was designed to upgrade this resource to the Measured and Indicated categories. Column testing indicates that approximately 75% recovery can be achieved by heap leaching chalcocite ore if crushed to 20 mm.

         In the main Oyu Tolgoi development cases, the Central chalcocite zone has been scheduled as a portion of the feed to the concentrator. Flotation testing has indicated that copper recovery and concentrate grade for this material is somewhat reduced compared to chalcopyrite ore from Southwest. This is mainly due to intimate association with pyrite. This narrowing of the differential between flotation and leaching recoveries could provide the project with an opportunity.

         There is potential to construct a heap leach plant shortly after the concentrator is commissioned that would treat the supergene ore from Central. This would have the effect of bringing on line an additional stream of copper early in the mine life. This would also expose the deeper covellite ore for mining and treatment in the concentrator when this feed material is required to fill the mine production schedule. The total capital cost of a facility that would include a 3.5 Mt/a per annum heap leach and 20,000 t/a of cathode SX-EW plant would be approximately $45 million, based on an estimate prepared by ENFI with adjustments to include construction indirects, engineering, and contingency.

         In the medium to longer term, the project will generate substantial low grade stockpiles and mineralised waste dumps. Having a SX-EW plant on site would facilitate the establishment of a run-of-mine dump leach operation to recover copper at a low incremental cost. Another potential opportunity would be to use sulphuric acid from a future smelter to leach oxide copper ore that will be available from South and, to a lesser extent, Southwest and Central.

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20.2.12  MOLYBDENUM AND RHENIUM

         Molybdenum assays have been routinely carried out on drill core samples as the Oyu Tolgoi deposits have been explored and drilled out. Whilst some zones are low in molybdenum, there are very substantial zones, in many cases over hundreds of metres, in which the molybdenum assay is in the 100 to 200 ppm range or higher. Molybdenite (MoS(2)) is highly responsive to flotation and reports to the copper concentrate. The molybdenum deportment has been assessed on five concentrate samples generated from composites. These concentrates showed a spread of molybdenum values from quite low to 6,200 ppm confirming that in some areas a significant level of molybdenum will report to the concentrate.

         Many porphyry deposits contain some molybdenum and a number of concentrators, including Erdenet, produce by-product molybdenum concentrate. Some of these mines operate their molybdenum circuit when the molybdenum content reaches a certain level in the copper concentrate or when the molybdenum price is up.

         The USBM indicates that the price paid for molybdenum concentrate (containing 85% MoS(2) - a premium is paid for higher grade concentrates) is about $6 /kg of contained molybdenum. This is actually the feedstock for conversion to molybdenum oxide and the current price of this is about $6 /lb. IMMI understands that Erdenet is considering the installation of a molybdenum oxide plant and there may be an opportunity for a joint venture with Oyu Tolgoi.

         By way of example, the recoverable value of MoS(2) in an ore containing 150 ppm Mo is approximately $0.60 /t. If this level were to be achieved one third of the time, during which the molybdenum circuit would operate, it is conceivable that MoS(2) worth $8 million per annum could be produced for Case 4b and $4 million per annum for Case 2c. Producing molybdenum oxide could provide additional value. From these values, the operating cost for the circuits would need to be subtracted. In summary, molybdenum appears to offer potential as a useful by-product contributor.

         Another metal that occurs in small quantities in many porphyry systems is rhenium. Rhenium currently sells at approximately $1,305 /kg. At this stage there is very little information on rhenium in the Oyu Tolgoi orebody but this will be investigated.

20.2.13  INTEC

         The Intec process, a chloride based hydrometallurgical leach, has been under development for a number of years and is now gaining industry acceptance. Intec Limited is 24% owned by Ivanhoe Mines.

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         This process has the potential to be installed at Oyu Tolgoi or in northern China to treat high gold concentrates and limited quantities of concentrates containing penalty elements that may be produced from time to time. Many of the advantages noted with smelting would also apply to a hydrometallurgical plant.

20.2.14  PASTE TAILINGS

         Because IMMI was quick to identify water consumption as a key project issue, significant work has been done to identify sources and to reduce, to the extent possible, the cost of water supply.

         However, water consumption will continue to be a major component of costs and a potential environmental issue. The largest consumer of water is the tailings facility, both as it gets locked in with the settled solids and through evaporation. One alternative tailings disposal method that has been identified would be to use paste tailings.

         IMMI has commenced some initial analysis of paste tailings, based on the concept that it would be tested at a pilot level during initial production.

20.3     RISKS

20.3.1   PENALTY ELEMENTS

         A number of elements if present in a copper concentrate can cause issues with the receiving smelter and can be penalised. The elements penalised in copper concentrates are typically those that would cause problems with:

         - Quality of the anode, which in turn impacts on the quality of the cathode

         -        Emissions issues

         -        Acid quality

         -        Recovery rates for payable metals

         -        Ability to dispose of associated by-products

         - Loss of copper recovery due to discharge of flue dusts acting as penalty element bleed

         Should the penalty element levels be too high, some smelters may reject the concentrate.

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         Arsenic and fluorine are present in the Oyu Tolgoi deposits and in some tests the levels at which they report to the copper concentrate are such that smelters apply penalty charges. As an allowance for this eventuality, AAJV applied a $4 /t of concentrate penalty to all concentrates.

         There are no standard penalty clauses. The striking level for penalties will vary from smelter to smelter and will be a function of the concentrates available on the market and the ability of the smelter to handle the penalty elements or resulting compounds. These issues will be explored in detail as part of a marketing study proposed for the feasibility study. However, general market research suggests striking levels for arsenic start at 0.15 to 0.25% and 0.03 to 0.06% for fluorine. Rejection levels vary similarly.

         A number of concentrates produced during the execution of the various testwork programs contained levels of arsenic and fluorine in excess of typical smelter striking levels. A small number of samples representing small intersections produced concentrates that may be at rejection levels if they were not blended out. As noted in Section 16, the arsenic is contained in copper-arsenic sulphides that float as readily as the copper sulphides. Therefore, there is limited opportunity to prevent the arsenic in the plant feed from reporting to the concentrates. AAJV and the subconsultants assumed that the mine feed and/or concentrates would be blended to smooth the arsenic levels and thus eliminate or minimize penalties.

         Other alternatives would be to fume off the arsenic or to leach those concentrates that do contain high levels of arsenic. AAJV conducted a high level evaluation of such a process, with the leachate then being fed to an autoclave at elevated temperature and pressure to fix the arsenic. Such processes are practical and have been employed at other concentrators to reduce arsenic levels in concentrates.

         Also, as reported in Section 16, fluorine exists in the deposits as both fluorite and topaz. Since neither of these minerals is hydrophobic, they appear to be reporting to the concentrate as middling particles in the sub 25 (micro) size range. Some testwork was conducted to assess the opportunity to eliminate the fluorite and topaz during flotation. This work was inconclusive; further analysis will be conducted during the Feasibility Study testwork. Options such as using column cells for concentrate cleaning will also be investigated.

         As noted in Section 16, if excessive fluorine present as fluorite reports to the concentrate, a leach circuit could be constructed to reduce fluorine levels. Fluorine that is present as topaz would not be removed by such as circuit.

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         IMMI has assayed for arsenic in a large number of samples and modeled preliminary data in the resource model. Some fluorine assays have also been completed. However, to date the mine plan has not been constrained by the need to blend feed to achieve arsenic and fluorine targets. This will have to be done during the Feasibility Study, which could influence the mining sequence and annual contributions from the various deposits. Increased costs and reduced initial copper and gold grades could result.

         In summary, additional work has been identified to mitigate the issues raised by arsenic and fluorine. Construction of a smelter for Oyu Tolgoi concentrate would almost certainly obviate a number of penalty element issues.

20.3.2   RESOURCE DEFINITION

         Other than the core of the Southwest deposit, which is defined as Indicated, this Preliminary Assessment was based on Inferred resources. Thus the study carries a high degree of uncertainty.

         IMMI is currently conducting an infill drill program at South, Southwest and Central (and to a lesser extent at Hugo South) to address this uncertainty. Previous infill drilling has had minimal impact on the resource estimate as it has been upgraded, and thus it is reasonable to anticipate similar results with this program. Nonetheless, until the work is completed, the uncertainty cannot be eliminated.

         The issue is probably of greater import in the Hugo Dummett deposit, particularly the Hugo North zone. Here the drilling is more widely spaced than at the other deposits and there is greater emphasis on the high grade core.

         It should be noted that the opportunity for resource expansion discussed in Section 20.2.1 might offset any changes in grade or tonnage in the deposits as they have been defined for this study.

20.3.3   OPEN PIT MINING (GRD MINPROC)

         Process schedules assume that lower value mineralisation can be deferred on long-term stockpiles and treated at the end of the mine life with no reduction in metal recovery. Further investigation is required to test this assumption.

         Mine and concentrator schedules were prepared assuming that the copper concentrate will not require blending and will be saleable, without significant penalties. Initial investigations have shown that concentrate impurities, including arsenic and

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         fluorine, occur in the orebody and report to concentrate. Further study is required including:

         - Estimation and inclusion of in-situ impurities in the resource model(s)

         -        Estimation of impurities reporting to concentrate

         - Mine and process scheduling to blend or exclude unsuitable mineralisation to ensure appropriate concentrate quality.

         The potential risk is that the mining sequence may change materially, or, in the extreme case, some potentially economical mineralisation may be sterilised.

20.3.4   CHINA FACTOR

         During the Scoping Study, AAJV, IMMI, and the various subconsultants expended considerable effort to understand and quantify the opportunities to reduce project costs by sourcing equipment, material, and labour from China. Several trips were made to various Chinese mines and contractors as part of this program.

         To assist with the capital cost estimate, a detailed bill of quantities was presented to three Chinese contractors. During one of the trips to China, AAJV personnel met with these contractors to assess their capabilities and to assist them in understanding the bill of quantities. AAJV thus obtained consistent pricing that is of sufficient quality to support this study. AAJV also believes that the contractors who were visited demonstrated the capability to execute a project like Oyu Tolgoi.

         AAJV used these costs to adjust the capital and operating cost estimates from Western-based projects.

         AAJV believes that the costs reductions that were identified are real in China. However, while other companies have been successful with smaller projects in China, no company has constructed a mining project of the magnitude of Oyu Tolgoi in Mongolia using Chinese contractors and supply. It will be critical during the Feasibility Study that the means of capturing the China Factor be identified.

         The Chinese RMB is currently fixed to the US dollar. The Chinese trade surplus with the United States and the overall vigour of the Chinese economy is causing some pressure to be placed on China to revalue their currency. To date, the Chinese government has resisted such pressure and there is no indication that this position will change. However, such a revaluation would cause both operating and capital costs to rise.

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20.3.5   UNDERGROUND MINING

         Evidence of the importance to the project of the Hugo North underground mine can be seen by comparing the results of Cases 2c and 4a - the higher grade, low cost ore from Hugo North adds significant NPV to the project.

         However, the Hugo North mine plan was based on information prepared for Hugo South and there is no certainty that block caving will be a viable method for Hugo North. In addition to the resource definition described in Section 20.3.3, several factors may have an impact on this plan as additional data is collected and analysed.

         MINING PARAMETERS

         The mining parameters were derived from work completed by SRK for Hugo South, which in turn was based on preliminary data. In particular, minimal oriented core information was available when this analysis was completed and no underground workings have been driven through the deposit.

         Hugo North would be a deep block cave mine. No consideration was made in the plan to accommodate insitu stress. IMMI is now collecting data to understand the stress regime and this information may impact on the construction of the mine, including support requirements, and on the caving sequence.

         INFLUENCE OF THE BARREN DYKES

         A number of large, barren dykes parallel or cross the Hugo North deposit. IMMI has modeled most of the larger of these units, and these were incorporated by AMEC into the November resource model update. Accordingly, the mining tonnage recorded in the Hugo North production forecast includes dilution from these dykes.

         However, the orientation, continuity and size of these dykes are based on widely spaced drilling and are therefore a matter of conjecture. Dykes that were too small to have been modeled may have a greater influence than is currently envisioned. The greatest impact will probably be the differential caving properties of the dykes compared to the mineralised rocks. The dykes are likely to be stronger than the ore zones and thus will break into larger pieces. This would reduce the drawdown rate that can be achieved at each drawpoint. In addition, the dykes could influence the propagation of the cave.

         Additional data on the dykes must be acquired to properly engineer the Hugo North block cave.

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         PRODUCTION FORECAST

         The Scoping Study production forecast was driven by deposit geometry and grade. As additional data are available during the Feasibility Study, other factors, such as insitu stress and penalty elements, will be considered. These could result in additional costs, higher dilution, and reduced initial production grades.

         SCHEDULE

         The preproduction development schedule for Hugo North contains a number of overlapping activities and significant expenditures will be made prior to finalizing the Hugo North Feasibility Study. In some instances, this work may result in redundant expenditures or sub-optimal choices for development components.

         COSTS

         The projected costs for Hugo North are very low compared to other similar operations around the world. The China Factor was a major factor in driving down the capital and operating costs estimates. As noted above, during the Feasibility Study, IMMI needs to develop a more thorough understanding of how the China Factor will be captured.

         The underground design parameters, as they are developed, will also affect costs, primarily in the areas of ground support, drawdown rate, drawpoint rehabilitation, and development productivity.

20.3.6   CONCENTRATE MARKETING

         Scoping studies are normally conducted using current market information. For Oyu Tolgoi, this was the practice that was used. In addition, IMMI has conducted a preliminary analysis of the Chinese concentrate market.

         Macro-economic indicators provide a great deal of encouragement for this project. These show significant projected growth in the Chinese economy for at least the near and medium term that is reflected in increasing demand for commodities, including copper. This demand increase is matched against declining Chinese copper concentrate production. Oyu Tolgoi can help to fill this void, offering a long-term source situated near the market.

         Thus this study is based on the assumption that IMMI will be able to sell all the copper it produces at Oyu Tolgoi to Chinese customers and that Chinese demand and updating of the Chinese copper smelters will ensure that global market prices and

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         potentially reduced treatment and refining charges are realized.
         However, the global nature of the commodities business could also influence the Chinese market.

         The project payment for gold is equivalent to that which would be received from Western smelters. Although many of the Chinese smelters have either installed or are installing precious metal recovery circuits, they have not traditionally compensated miners for the level of gold that will be in the Oyu Tolgoi concentrates, particularly in the initial project years.

         A marketing study is planned for the Feasibility Study. This will be an important aspect to fully understanding how the concentrates will be sold and eliminating the uncertainty with this aspect of the project. Another mitigation measure would be to install a smelter as discussed in Section 20.2.7.

20.3.7   PROCESS PLANT DESIGN

         The level of certainty of the response of the various deposits to the selected flowsheet and reagent regime varies because of the mixed nature of the metallurgical testwork. Despite this, it is reasonable to expect that the Feasibility Study alterations to the current flotation flowsheet will be within the projected accuracy range of this study.

         This is less likely to be true for the comminution circuit throughput. This parameter is affected by the day-to-day variations in ore hardness, a factor that varies significantly between the deposits and for which the level of knowledge also varies. Additional testwork is required before the grinding parameters are finalized. This work may result in improvements to the grinding requirements, and hence improved project economics as noted elsewhere in Section 20. Conversely, reductions to throughput rate, if such results were realized, would directly affect project costs and economics.

20.3.8   WATER SUPPLY

         IMMI identified water supply as a project issue very early and has been conducting various water studies almost continuously for over a year. IMMI's water resource consultant, Aquaterra, has confirmed that, at least at a preliminary stage, sufficient water resources for the project are available within a reasonable distance.

         Additional work is required to confirm the productivity of the aquifer and the individual bores. However, the initial results are encouraging.

         Although IMMI believes that the necessary access to water and extraction rights will be forthcoming, uncertainty with respect to water supply will exist until IMMI does actually

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         secure the long-term rights to the water and obtains dispensation for lowering the groundwater table.

20.4     OTHER UNCERTAINTIES

         A number of other uncertainties may influence the project:

         - The property is in an active seismic zone, and the impact of this on design, and therefore costs, will not be fully understood until the Feasibility Study is complete.

         - The open pit slopes are based on preliminary data. Shallower slopes, particularly in Hugo South, could have a detrimental impact on mineable tonnage and costs.

         - The metallurgical testwork may affect the Feasibility Study results. Any variations that are discovered during this work will result in changes to flowsheet design. Thus the length of the testwork program could lengthen the overall project timing.

         - In some cases, the process parameters, particularly for the Hugo Dummett deposit, are based on minimal testwork. Copper and gold recoveries and concentrate grades may be either higher or lower than currently projected. The grinding circuit throughput rate for Hugo Dummett ore may also vary significantly from current estimates.

         - The implementation plan, and capital and operating costs depend on utilising Chinese contractors, labour and supply. This may require an accord between the governments of Mongolia and China.

         - The study is based on purchasing power from China at rates based on a long-term contract. These rates must be negotiated and another agreement reached between the governments of Mongolia and China to confirm the viability of this approach.

         -        The transportation system requires additional analysis.
                  Provision of such infrastructure by third parties, such as a railroad from Tavan Tolgoi to northern China, would have a beneficial impact on the project. The design of the road-based system south from the Mongolia - China border requires further assessment.

         Resolution of these issues has been identified as an important task for the Feasibility Study.

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21.0     CONCLUSIONS AND RECOMMENDATIONS

21.1     CONCLUSIONS

         The major conclusions of the Scoping Study are:

         - The Scoping Study has indicated, subject to the qualifications noted and confirmation of the assumptions used in this report, that Oyu Tolgoi has the potential to be developed into a major mining operation.

         - Approximately 1.04 billion tonnes of resource, grading 0.95% copper and 0.26 g/t gold, were incorporated into the mine plans.

         - Within the context of the mining plans developed for the Scoping Study and contingent on conversion of the Inferred resources to Indicated resources, the deposit may sustain production rates of as high as 40 Mt/a.

         - Initial production could come from conventional open pit mining, which could reduce the time required to develop the project.

         - Although the underground mine at Hugo North appears attractive, significant additional infill drilling, underground exploration, and geotechnical data collection are necessary to confirm the viability of block caving at this site.

         - The resource appears amenable to treatment in a conventional flotation concentrator, with current technology and operating practice.

         - Fluorine and arsenic are present in parts of the deposits and require additional analysis to ensure they do not materially impact on the project.

         - The scale of the operation lends itself to utilising the largest available mining equipment and comminution circuits currently in operation.

         - Opportunities have been identified to incorporate copper recovery by heap leaching, solvent extraction-electrowinning.

         - The project value may be enhanced by construction of a smelter that is designed to treat Oyu Tolgoi concentrates.

         - The project's proximity to China should reduce the project infrastructure costs.

         - The capital and operating costs can be significantly reduced over what would be experienced in Western countries if Chinese material and contracting costs can be applied.

         - The project economics would be enhanced by supply of major infrastructure, including power and transportation, from China.

Project No.: AAJV001                   Page 21-1              [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         AAJV recommends that if IMMI elects to advance the project to a Feasibility Study, the following work be completed:

         - Infill drilling should be completed to improve confidence to at least the Indicated category on those resources that are to be exploited by the Feasibility Study.

         - Metallurgical testwork, including operation of comminution and flotation pilot plants, should be completed on the resources to be incorporated into the Feasibility Study.

         - The opportunities to improve the project economics through in-pit crushing and trolley-assisted haulage should be further evaluated.

         - Additional analysis should be completed on Hugo North to confirm the assumptions used in this report prior to completing a Feasibility Study on this deposit.

         - Negotiations already commenced with the Mongolian and Chinese governments and with third party suppliers to facilitate the construction of the infrastructure necessary to support the Project should be concluded and/or progressed as soon as possible.

         - A more detailed marketing study should be conducted to confirm payment terms at Chinese smelters and to commence the negotiations of frame contracts to support the Feasibility Study.

         - A detailed assessment should be conducted to determine how best to capture the "China Factor" on capital and operating costs.

         - Further planning should be completed on the Hugo North deposit to confirm the mining layouts and establish the basis for on-going exploration.

         - AAJV concurs that the smelter study already initiated by IMMI be completed.

Project No.: AAJV001                   Page 21-2              [AMECAUSENCO LOGO]
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[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

22.0     REFERENCES

         AMEC E&C Services Limited, December 2003. Report on the Hugo Dummett
                  Deposit Oyu Tolgoi Project, Mongolia. National Instrument 43-101 Technical Report.

         AMEC E&C Services Limited, July 2003. Technical Report on the Far North
                  Deposit, Oyu Tolgoi Project, Mongolia. National Instrument 43-101 Technical Report.

         AMEC E&C Services Limited, February 2003. Technical Report on the Oyu
                  Tolgoi Project, Mongolia. National Instrument 43-101 Technical Report.

         Cargill, D.G., January 2002. Report on the Oyu Tolgoi Exploration
                  Project, Gobi Region, Mongolia. National Instrument 43-101 Technical Report.

         SGS Lakefield Research, October 2, 2003. An Investigation into The
                  Recovery of Copper and Gold from Oyu Tolgoi Project Southwest Oyu - Prefeasibility Programme, LR10336-005 - Progress Report No. 7.

         SGS Lakefield Research, August 6 2003. Progress Report Oyu Tolgoi Far
                  North Test work at SGS Lakefield Research, M Ounpuu, and Email from M Ounpuu to M Lake, Stuart Smith, 19 August, 2003 Titled:
                  Update FNE Testing, including summarised test results,

         SGS Lakefield Research, July 4, 2003 (Draft). An Investigation into The
                  Recovery of Copper and Gold from Oyu Tolgoi Project Far North Oyu (south part), LR10336-004 - Progress Report No 5.

         SGS Lakefield Research, February 28, 2003. An Investigation into The
                  Recovery of Copper and Gold from Oyu Tolgoi Project Southwest Oyu and Central Oyu, LR10336-003 - Progress Report No 4.

         SGS Lakefield Research, February, 2003. Investigation into The Recovery of Copper and Gold from Oyu Tolgoi Project Samples, LR10336-001 - Progress Report No 3.

         SGS Lakefield Research, December 12, 2001. An Investigation into The
                  Recovery of Copper and Gold from the Oyu Tolgoi Project Samples by Flotation, LR10336-001 - Progress Report No 1.

         SGS Lakefield Research, LR10336-005 - sample composite and test results only for Southwest deposit.

Project No.: AAJV001                Page 22-1                 [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         SGS Lakefield Research & AR MacPherson Consultants Ltd, October 2,
                  2003. An Investigation into The Recovery of Copper and Gold from Oyu Tolgoi Project Southwest Oyu - Prefeasibility Programme, LR10336-005 - Progress Report No. 7.

         SGS Lakefield Research & AR MacPherson Consultants Ltd, August 6, 2003.
                  Progress Report Oyu Tolgoi Far North Test work at SGS Lakefield Research, M Ounpuu.

         SGS Lakefield Research & AR MacPherson Consultants Ltd, July 14, 2003.
                  Proposed Grinding System based on Small-Scale Data, AR MacPherson Consultants Ltd, Progress Report
                  ARM-0556/LR10044-070.

         SGS Lakefield Research & AR MacPherson Consultants Ltd, July 4, 2003
                  (Draft). The Recovery of Copper and Gold from Oyu Tolgoi Project Far North Oyu (south part), LR10336-004 - Progress Report No 5.

         SGS Lakefield Research & AR MacPherson Consultants Ltd, February 28,
                  2003. The Recovery of Copper and Gold from Oyu Tolgoi Project Southwest Oyu and Central Oyu, LR10336-003 - Progress Report No 4.

         SGS Lakefield Research & AR MacPherson Consultants Ltd. LR10336-005 - sample composite and test results only for Southwest deposit.

         SGS Lakefield Research & Terra Mineralogical Services (TMS), June 17,
                  2003. Fluorine-Bearing Minerals in Far North Copper Concentrates from "Chalcopyrite/Bornite" Ore, TMS Memo to Malcolm Lake et al, (included in the Lakefield LR10336-004 Progress Report No 5, July 4, 2003 (Draft)).

         SGS Lakefield Research & TMS, June 6, 2003. Fluorine-Bearing Minerals in Far North Copper Concentrates, TMS Memo to Malcolm Lake et al, (included in the Lakefield LR10336-004 Progress Report No 5, July 4, 2003 (Draft)).

         SGS Lakefield Research & TMS, June 4, 2003. Determination of Arsenic
                  Carriers and Arsenic Distribution Copper Concentrates from Far North Zone Ore, Oyu Tolgoi Project, Mongolia, TMS Mineralogical Report, Project OT - Metallurgy Program - Arsenic Carriers and Distribution and Distribution - 03APR-004.

Project No.: AAJV001                Page 22-2                 [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         SGS Lakefield Research & TMS, May 12, 2003. Determination of Arsenic
                  Carriers and Arsenic Distribution in One Copper Concentrate from Chalcocite/Bornite Ore from the Far North Zone, Oyu Tolgoi Project, Mongolia, TMS Mineralogical Report, Project OT
                  - Metallurgy Program - Arsenic Carriers and Distribution and Distribution - 03APR-004.

         SGS Lakefield Research & TMS, May 8, 2003. Mineralogical Examination of
                  Incremental Copper Rougher Concentrate Test Samples from the Oyu Tolgoi Samples 2, 4, 5 and 6, TMS Mineralogical Report, Project OT - Metallurgy Program - Incremental Copper Rougher Concentrates - 03APR-001.

         SGS Lakefield Research & TMS, April 10, 2003. Oyu Tolgoi - Far North -
                  DDH Samples by Estimated Ore Type, TMS Memo to Maurice Tagami.

         SGS Lakefield Research & TMS, April 9, 2003. Mineralogical Examination of Drill Core from the Far North Zone of the Oyu Tolgoi Project, Mongolia - Part II, TMS Mineralogical Report, Project Oyu Tolgoi - Ore Characterisation Far North - II - 03JAN-001.

         SGS Lakefield Research & TMS, March 4, 2003. Mineralogical Examination of F30 and F32 Locked Cycle Tests Samples from Far North Ore, Oyu Tolgoi Project, TMS Mineralogical Report, Project OT - Metallurgy Program - Far North - LCT-F30-32 - 03FEB-003, (included in the Lakefield LR10336-004 Progress Report No 5, July 4, 2003 (Draft)),

         SGS Lakefield Research & TMS, December 19, 2002. Mineralogical
                  Examination of Drill Core from the Central Zone of the Oyu Tolgoi Project, Mongolia, TMS Mineralogical Report, Project Oyu Tolgoi - Ore Characterisation Central - 02AUG-003/2.

         SGS Lakefield Research & TMS, December 10, 2002. Mineralogical
                  Examination of Drill Core from the South West Zone of the Oyu Tolgoi Project, Mongolia, TMS Mineralogical Report, Project Oyu Tolgoi - Ore Characterisation Southwest - 02AUG-003/1.

         SGS Lakefield Research & TMS, December 2, 2002. Gold Bearing Minerals in Drill Core Samples from the South West Zone, TMS Memo to Malcolm Lake et al.

         SGS Lakefield Research & TMS, December 1, 2002. Mineralogical
                  Examination of Drill Core from the Far North Zone of the Oyu Tolgoi Project, Mongolia, TMS Mineralogical Report, Project Oyu Tolgoi - Ore Characterisation Far North - 02AUG-003/3.

Project No.: AAJV001                Page 22-3                 [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

         SGS Lakefield Research & TMS, November 16, 2002. Backscatter Scans
                  (BSE) - OT-LCT49, TMS Memo to Maurice Tagami, (included in the Lakefield Progress Report No 4, February 28, 2003).

         SGS Lakefield Research & TMS, October 4, 2002. Examination (of) Locked
                  Cycle Test Products, TMS Memo to Maurice Tagami, (included in the Lakefield Progress Report No 4, February 28, 2003).

         SGS Lakefield Research & TMS, (included in the Lakefield Progress
                  Report No 1, December 12, 2001). Mineralogical Examination and Process Mineralogy of Six Head Samples from the Oyu Deposit, Mongolia, Lakefield Research Project No 10336-001-LIMS:MI5501.OCT01.

Project No.: AAJV001                Page 22-4                 [AMECAUSENCO LOGO]

[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

APPENDIX A - DRAWINGS

DRAWING NO.                        COMPANY             DESCRIPTION
1362-G-180                          AAJV     Site plan - 20 Mtpa Case
1362-G-183                          AAJV     20 Mtpa Plant - Layout Sheet 1
1362-G-184                          AAJV     20 Mtpa Plant - Layout Sheet 2
1362-G-185                          AAJV     20 Mtpa Plant - Mill Building
1362-G-190                          AAJV     Site plan - 40 Mtpa Case
1362-G-192                          AAJV     40 Mtpa Plant - Layout Sheet 1
1362-G-193                          AAJV     40 Mtpa Plant - Layout Sheet 2
1362-G-194                          AAJV     40 Mtpa Plant - Mill Building Sheet 1
1362-G-195                          AAJV     40 Mtpa Plant - Mill Building Sheet 2
1362-MA-108                         AAJV     Hugo North - -015 mRL Extraction Level
1362-MA-109                         AAJV     Hugo North - 200 mRL Extraction Level
1362-MA-110                         AAJV     Hugo North - -265 mRL Extraction Level
1362-MA-111                         AAJV     Hugo North - -325 mRL Transfer Level
1362-MA-112                         AAJV     Hugo North - Long Section
Pe601-00001-120-RevP2-Layout         KP      TSF - Embankment Sections & Details

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[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

APPENDIX B - SRK REPORT

SRK Consulting, "Oyu Tolgoi Project - Scoping Study Report", January 2004

Project No.: AAJV001                                          [AMECAUSENCO LOGO]

                                                              OYU TOLGOI PROJECT

                                                            SCOPING STUDY REPORT

                                                             REPORT PREPARED FOR

                                                      IVANHOE MINES MONGOLIA INC

                                                              REPORT PREPARED BY

                                                           [SRK CONSULTING LOGO]
                                                        Engineers and Scientists

                                                                    JANUARY 2004

STEFFEN, ROBERTSON AND KIRSTEN (AUSTRALASIA) LTD REG NO ABN 56 074 271 720 Trading as SRK Consulting

SRK Consulting
Oyu Tolgoi Scoping Study Report                                           Page i

OYU TOLGOI PROJECT

SCOPING STUDY REPORT

IVANHOE MINES MONGOLIA INC

SRK PROJECT NUMBER IV212

SRK (AUSTRALASIA), 1064 HAY STREET, WEST PERTH WA 6005

WYN JONES; WJONES@SRK.COM.AU

JANUARY 2004

Compiled by:                                                        Endorsed by:

___________________                                        _____________________
Project Consultants                                                    Principal

Authors: Geoff Bull
         Allan Haines
         Campbell Baird
         Sanu Hanspal
         Wyn Jones
         Jim Williams
         Turgis Consulting (South Africa)

SRK Consulting
Oyu Tolgoi Scoping Study Report                                          Page ii

TABLE OF CONTENTS

    Table of Contents                                                        ii
    List of Figures                                                           v
    List of Tables                                                           vi
    Disclaimer                                                              vii

1   MINING GEOTECHNICAL (SRK)                                               1-1
    1.1   Drilling Programme                                                1-1
    1.2   Data Analyses                                                     1-3
    1.3   Open Pit Slope Design                                             1-4
          1.3.1    Indicative Overall Slope Angle Recommendations           1-4
    1.4   Underground Design Parameters                                     1-6
          1.4.1    Cavability and Minimum Critical Span                     1-6
          1.4.2    Fragmentation                                            1-9
          1.4.3    Open Stope Design                                       1-10
          1.4.4    Development for Mine Access                             1-12
          1.4.5    Cave Subsidence limits                                  1-14
    1.5   Requirements for Further Work                                    1-19
          1.5.1    Open Pit Studies                                        1-19
          1.5.2    Underground Studies                                     1-20

SECTION 1 - APPENDIX                                                       1-22
    BOREHOLE DATA                                                          1-22

2   UNDERGROUND MINING                                                     2-69
    2.1   Mining Method Selection                                          2-69
          2.1.1    Cavability and Fragmentation                            2-70
          2.1.2    Open Stope Stability                                    2-70
          2.1.3    Methods Selected                                        2-70
    2.2   Hugo South Deposit 10Mt/a Block Cave Mine Infrastructure         2-71
          2.2.1    Shaft, Headgear and Winding Plant                       2-71
          2.2.2    Shaft Sinking Procedure                                 2-73
          2.2.3    Dewatering Facilities                                   2-74
          2.2.4    Service Water Facilities                                2-75
          2.2.5    Electrical Reticulation                                 2-75
          2.2.6    Compressed Air                                          2-77
          2.2.7    Potable Water                                           2-77
          2.2.8    Communication Systems                                   2-77
          2.2.9    Underground Workshops                                   2-77
          2.2.10   Ventilation Requirements                                2-78
          2.2.11   Intake and Return Airway Systems                        2-80
          2.2.12   Development Ventilation                                 2-80
          2.2.13   Ventilation for Steady State Production                 2-81
          2.2.14   Climatic and Geothermal Considerations                  2-81
          2.2.15   Fans                                                    2-81
          2.2.16   Health and safety                                       2-82
          2.2.17   Fires, Escape and Rescue                                2-82
          2.2.18   Capital Cost                                            2-83
          2.2.19   Operating Cost                                          2-83
    2.3   Hugo South Deposit 10Mt/a Block Cave                             2-84
          2.3.1    Method Description                                      2-84
          2.3.2    Block Cave Design Criteria                              2-86
          2.3.3    Mined Tonnage Estimate                                  2-89
          2.3.4    Production Schedule                                     2-89
          2.3.5    Dilution and Recovery                                   2-95

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page iii

          2.3.6    Mine Development                                         2-98
          2.3.7    Scheduling Issues                                       2-103
          2.3.8    Mobile Equipment                                        2-108
          2.3.9    Labour                                                  2-110
          2.3.10   Mining Costs                                            2-112
    2.4   China Cost Discount Factors                                      2-116
          2.4.1    Shaft Chinese Cost Discount Factor                      2-117
          2.4.2    Fixed Capital Plant Items                               2-118
          2.4.3    Underground Direct Cost - China Cost Discount Factors   2-119
          2.4.4    Contractor Rates                                        2-119
          2.4.5    Labour                                                  2-119
          2.4.6    Jumbo Development                                       2-120
          2.4.7    Longhole Production Drilling                            2-120
          2.4.8    Longhole Production Charging                            2-120
          2.4.9    Trucking and Bogging                                    2-121
          2.4.10   Summary                                                 2-121

SECTION 2 APPENDICES                                                       2-123
    2.1   Shaft Sinking Phase                                              2-123
    2.2   Shaft Equipping Phase                                            2-124
    2.3   Shaft Permanent Condition                                        2-125
    2.4   Shaft Vertical Long Section                                      2-126
    2.5   Dewatering Reticulation                                          2-127
    2.6   Electrical Reticulation                                          2-128
    2.7   Capital Expenditure                                              2-129
    2.8   Undercut Level Plan                                              2-130
    2.9   Extraction Level Plan                                            2-131
    2.10  Transfer Level Plan                                              2-132

APPENDIX                                                                   3-133

3   HUGO SOUTH DEPOSIT 5MT/A SUB LEVEL CAVE MINE                           3-133
    3.1   Mine Infrastructure                                              3-133
          3.1.1    Shaft, Headgear and Winding Plant                       3-133
          3.1.2    Shaft Sinking Procedure                                 3-135
          3.1.3    Dewatering Facilities                                   3-136
          3.1.4    Service Water Facilities                                3-137
          3.1.5    Electrical Reticulation                                 3-137
          3.1.6    Compressed Air                                          3-138
          3.1.7    Potable Water                                           3-139
          3.1.8    Communication Systems                                   3-139
          3.1.9    Underground Workshops                                   3-139
          3.1.10   Ventilation Requirements                                3-139
          3.1.11   Intake and Return Airway Systems                        3-142
          3.1.12   Development Ventilation                                 3-143
          3.1.13   Ventilation for Steady State Production                 3-143
          3.1.14   Climatic and Geothermal Considerations                  3-143
          3.1.15   Fans                                                    3-143
          3.1.16   Health and Safety                                       3-144
          3.1.17   Fires, Escape and Rescue                                3-144
          3.1.18   Capital Cost                                            3-145
          3.1.19   Operating Cost                                          3-146
    3.2   Hugo South Deposit Sub Level Cave                                3-146
          3.2.1    Method Description                                      3-146
          3.2.2    SLC Design Criteria                                     3-148
          3.2.3    Dilution and Recovery                                   3-149
          3.2.4    Mined Tonnage Estimate                                  3-149
          3.2.5    Primary Development                                     3-153

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                          Page iv

          3.2.6    Mobile Equipment                                        3-156
          3.2.7    Labour                                                  3-157
          3.2.8    Mine Ventilation                                        3-160
          3.2.9    Mining Costs                                            3-161

SECTION 3 - APPENDICES                                                     3-166
    3.1   Shaft Sinking Phase                                              3-166
    3.2   Shaft Equipping Phase                                            3-167
    3.3   Shaft Permanent Condition                                        3-168
    3.4   Shaft Vertical Long Section                                      3-169
    3.5   Dewatering Reticulation                                          3-170
    3.6   Electrical Reticulation                                          3-171
    3.7   Capital Expenditure                                              3-172
    3.8   Production Level Plans                                           3-173

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                           Page v

LIST OF FIGURES

MINING GEOTECHNICAL
Figure 1:  Plan of Geotechnically Logged Boreholes                                                1-2
Figure 2:  Laubscher Stability Graph                                                              1-8
Figure 3:  Relationship between RMR, Fragmentation, Draw Widths and Drawpoint Spacing             1-9
Figure 4:  Histogram of N' Values                                                                1-11
Figure 5:  Mathews/Potvin Stability Chart                                                        1-12
Figure 6:  Inter-relationship of Factors that Determine Cave Subsidence Limits (after
           Laubscher 1999                                                                        1-16
Figure 7:  Haines and Terbrugge slope angle chart                                                1-17
Figure 8:  Hugo South and Hugo North Deposits - Cave Subsidence Limit and the Proposed
           Eastern Decline                                                                       1-18
Figure 9:  Hugo South and Hugo North Deposits - Cave Subsidence Limits and Proposed
           Shafts and Ventilation Raisebore                                                      1-19
HUGO SOUTH DEPOSIT 10MT/A BLOCK CAVE MINE
Figure 10: 3D schematic of the Block Caves in the Hugo South and Hugo North Deposits             2-85
Figure 11: Extraction level layout showing projection of undercut cross-cuts on the level
           above.                                                                                2-86
Figure 12: Section through a draw point, draw bell and the inclined undercut                     2-87
Figure 13: Selection of Extraction Level                                                         2-88
Figure 14: Block Cave Production First 3 Years - Showing >2% Cu Grade Shell                      2-91
Figure 15: Block Cave Production Progression                                                     2-93
Figure 16: Block Cave Production Progression - The Later Years                                   2-94
Figure 17: Extraction Reserve Columns                                                            2-95
Figure 18: Block Cave Dilution Model                                                             2-96
Figure 19: Hugo South Deposit Grade Shells Displaying Block Cave Ore Columns in >1%
           Cu                                                                                    2-97
Figure 20: Decline and Shaft Long-section                                                        2-98
Figure 21: Primary Ventilation Circuit for 10Mt/a Block Cave Mine                                2-99
Figure 22: Extraction Level Ventilation Concept                                                 2-100
Figure 23: Materials Handling Primary Ventilation Circuit                                       2-101
Figure 24: Extraction Level Development Schedule - Displays Years Production Galleries
           are Developed prior to Draw-point Construction                                       2-102
Figure 25: Ore Flow                                                                             2-103
Figure 26: Decline Development Schedule                                                         2-104
Figure 27: Extraction Level Draw Point Production Schedule                                      2-107
Figure 28: Secondary breakage Drill Units (High Hang-up units)                                  2-109
Figure 29: China Cost Discount Factor Elements  -                                               2-122
HUGO SOUTH DEPOSIT 5MT/A SUB LEVEL CAVE MINE
Figure 30: Typical sub level caving layout                                                      3-147
Figure 31: Overview of 5.5 Mt/a SLC                                                             3-148
Figure 32: SLC Mining Front                                                                     3-153
Figure 33: Transfer level development                                                           3-154
Figure 34: 3D perspective of development schedule                                               3-154
Figure 35: Infrastructure development                                                           3-155
Figure 36: Ventilation flow during development phase of mine                                    3-160
Figure 37: Ventilation flow during production phase of mine                                     3-161

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                          Page vi

LIST OF TABLES

MINING GEOTECHNICAL
Table 1:  Geotechnically Logged Holes per Mining Area                                            1-1
Table 2:  MRMR vs Indicative Overall Slope Angle (IOSA)                                          1-4
Table 3:  Summary of Empirical Evaluation: South West Deposit                                    1-5
Table 4:  Summary of Empirical Evaluation: Central Deposit                                       1-5
Table 5:  Summary of Overall Pit Slope Angles                                                    1-6
Table 6:  Summary of Empirical Evaluation: Hugo South Deposit                                    1-6
Table 7:  Summary of Mathews/Potvin Design Parameters                                           1-10
Table 8:  Summary of Empirical Evaluation: Hugo South Deposit Western Flank Mine
          Development                                                                           1-13
Table 9:  Summary of Empirical Evaluation: Hugo South Deposit Eastern Flank Mine
          Development                                                                           1-13
Table 10: Summary of Empirical Evaluation: Hugo South Deposit Mine Development                  1-14
Table 11: Calculation of Cave Subsidence Limits for Hugo South and Hugo North Deposits          1-17
HUGO SOUTHDEPOSIT 10MT/A BLOCK CAVE MINE
Table 12: Shaft Description                                                                     2-72
Table 13: Headgear Description                                                                  2-72
Table 14: Rock Winding Plant                                                                    2-72
Table 15: Service winding plant                                                                 2-73
Table 16: Water consumption                                                                     2-74
Table 17: Pump Specifications                                                                   2-75
Table 18: Diesel Equipment                                                                      2-78
Table 19: Diesel and Electric Mobile Equipment                                                  2-79
Table 20: Total Air Requirements                                                                2-80
Table 21: Scoping Study Mining Reserve                                                          2-89
Table 22: Life of mine development and production tonnes                                        2-90
Table 23: Mine Resource and Mine Life Summary                                                   2-95
Table 24: Development schedule 10Mt/a Block Cave Mine                                          2-105
Table 25: Labour Matrix showing transition from Expatriate to Mongolian Personnel              2-111
Table 26: Adjusted Life of Mine Costs                                                          2-113
Table 27: Unadjusted Life of Mine Costs                                                        2-113
Table 28: Adjusted Life of Mine Costs Breakdown                                                2-114
Table 29: Unadjusted Life of Mine Costs Breakdown                                              2-115
Table 30: Chinese Cost Discount Factor - Shaft                                                 2-118
Table 31: Chinese Cost Discount Factor Elements                                                2-119
Table 32: Underground Shift Operator Expatriate and Mongolian Ratio                            2-120
Table 33: Jumbo Development CCDF                                                               2-120
Table 34: Longhole Production Drilling CCDF                                                    2-120
Table 35: Longhole Production Charging CCDF                                                    2-120
Table 36: Trucking and Bogging CCDF                                                            2-121
Table 37: Underground Direct Costs CCDF                                                        2-121
HUGO SOUTH DEPOSIT 5MT/A SUB LEVEL CAVE MINE
Table 38: Shaft description                                                                    3-133
Table 39: Headgear Description                                                                 3-134
Table 40: Rock Winding Plant                                                                   3-134
Table 41: Service Winding Plant                                                                3-134
Table 42: SLC Water consumption                                                                3-136
Table 43: Pump Specifications                                                                  3-136
Table 44: Diesel Equipment                                                                     3-140
Table 45: SLC Diesel and Electric Mobile Equipment                                             3-141
Table 46: SLC Total Air Requirements                                                           3-142

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page vii

Table 47:  Summary of Production Schedule                                                       3-150
Table 48:  SLC Production by Level                                                              3-152
Table 49:  Drilling Parameters                                                                  3-152
Table 50:  Development metres by year                                                           3-156
Table 51:  Mobile Equipment                                                                     3-156
Table 52:  IMMI Personnel Requirements                                                          3-158
Table 53:  Contractor personnel requirements                                                    3-159
Table 54:  Unadjusted Operating costs                                                           3-162
Table 55:  Adjusted Operating costs                                                             3-162
Table 56:  Unadjusted Capital cost estimate                                                     3-164
Table 57:  Adjusted Capital cost estimate                                                       3-165

DISCLAIMER

         The conclusions, interpretations and recommendations expressed within this material are in response to a request from Ivanhoe Mines Mongolia Inc, and represent the opinions of the authors based on the data available to them at the time of production. No liability is accepted by SRK Consulting for commercial decisions or actions resulting from the use of this material.

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-1

1        MINING GEOTECHNICAL (SRK)

1.1      DRILLING PROGRAMME

         The geotechnical studies had two objectives. Firstly, to create a geotechnical database for the scoping study and secondly to prepare a sound foundation for the feasibility study.

         The available data for the evaluation of the open pit mining options for the Southwest and Central deposits and for the Hugo South deposit underground option were derived from the geotechnical logging of selected exploration boreholes between September 2002 and April 2003 (Figure 1). IMMI field staff completed the logging in accordance with the initial training and instructions provided by SRK during project visits in September 2002 and February 2003.

         The cores were logged in such a format as to be suitable for use in the Mining Rock Mass Rating Classification System, MRMR, for Mining Applications developed by Laubscher (1990) and subsequently augmented by SRK (Haines and Terbrugge, 1991) for use in Open Pit mining.

         The following number of holes was logged for each of the mining areas:

         TABLE 1: GEOTECHNICALLY LOGGED HOLES PER MINING AREA

      AREA                  NUMBER OF BOREHOLES
-----------------------------------------------
Southwest (Open Pit)                19
Central (Open Pit)                   4
Hugo South (Underground)            36
-----------------------------------------------

         The borehole database is provided in Section 1 - Appendix.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-2

FIGURE 1: PLAN OF GEOTECHNICALLY LOGGED BOREHOLES

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-3

1.2      DATA ANALYSES

         SRK completed an empirical evaluation of the data in order to derive indicative mine design parameters. In future work it will be necessary to carry out structural and numerical modelling of the proposed mine excavations, in order to refine the results as derived from this empirical approach.

         The empirical evaluation utilises the methodology of Laubscher's MRMR Classification System, as extended by SRK, for initial slope stability assessments. The parameters that will influence the stability of each zone are as follows:

         -        Length and distribution of geotechnical zones
         -        Rock Quality Designation (RQD)
         - Quantity of Matrix/Rock Mass Defects i.e. Faults, shear zones, intense fracturing and zones of deformable material
         -        Quantity of solid rock versus weak rock
         -        Intact rock strength/hardness (IRS)
         -        Degree and nature of rock weathering
         -        Relative orientation of structures
         -        Spacing between the sets of structures (Js)
         -        Total number/density/frequency of structures (FF)
         - Condition of structures i.e., roughness profile, wall alteration and infilling (Jc)
         -        Ground water condition

         These parameters are then assessed in accordance with the MRMR system and are allocated ratings within the following ranges:

         -        IRS        0 to 20
         -        RQD        0 to 15
         -        Js         0 to 25
         -        FF         0 to 40
         -        Jc         0 to 40

         Depending on the source of data, there is the alternative available to use either RQD plus Js, or FF alone. The total available ratings in this regard are identical. In practice, the average value determined for between RQD/Js and FF is calculated and utilised within the RMR spreadsheet. The influence of ground water on the shear strength of the discontinuities is also taken into account in the selection of the parameters for joint condition. In this regard, there are the options to select either dry, moist, moderate pressure or high-pressure conditions depending on whether drainage or dewatering measures are being considered.

         This in-situ rating, RMR, out of a total of 100, is then adjusted (ADJ) to take account of the expected mining environment, namely the influence of weathering, structural orientation, induced stresses and blasting. The adjusted RMR is termed the MRMR. The adjustments to the in-situ RMR are introduced in recognition of the type of excavation proposed and the time dependent behaviour of the rock mass. The possible percentage adjustments are as follows:

         -        Weathering 30 to 100%
         -        Orientation 63 to 100%
         -        Induced stresses 60 to 120%
         -        Blasting 80 to 100%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-4

         Although the percentages are empirical, the principle has proved sound, and as such it forces the designer to allow for these important factors during the mapping process. In effect, these adjustments provide for the anticipated deterioration of the rock mass, once exposed in the mine environment.

         At Oyu Tolgoi the following comments are relevant to the adjustments selected to derive the MRMR values:

         - WEATHERING: generally an adjustment was selected to take account of the potential influence of dykes, weak infillings on structure and alteration, all of which have the potential to weaken the rock mass after exposure to the mine environment.

         - ORIENTATION: derived from an assessment of the anticipated rock mass fabric data. No structural data on this nature was available for the compilation of this study. These adjustments can be fairly severe due to the anticipated occurrence of sub-horizontal structures, which can influence the stability of both the pit walls, stope backs and walls.

         - STRESS: this relates to the influence of in-situ stress and subsequent mining induced stress around each of the pit walls and stopes.

         - BLASTING: separate adjustments were provided for open pit, caving, open stoping and mine access development.

         At this stage, it is anticipated, from experience in other similar mining environments, that the in-situ rock mass may be classified into three broad categories as follows:

         -        Massive:       RMR greater than 60
         -        Blocky:        RMR 30-60
         -        Friable:       RMR less than 30

         Comments will be provided in this regard for each of the mining areas.

1.3      OPEN PIT SLOPE DESIGN

1.3.1    INDICATIVE OVERALL SLOPE ANGLE RECOMMENDATIONS

         The MRMR values, as derived for the range of design materials, can be related to an Indicative Overall Slope Angle, (IOSA), and a bench stack angle versus bench face height relationship. With the use of structurally derived parameters for individual benches, it is possible to create a design chart for the bench stack angle versus bench stack height relationship and for the determination of Spill Berm Widths,
         (SBW). These bench stack geometries can be compared with those obtained from the empirical evaluation. It is then feasible to proceed to develop overall slope geometries for the various design materials, within each of the design sectors of the pit. The final slope architecture is then created.

         Structural data are still being collected from the current phase of drilling and was not available for this scoping study report.

         The indicative overall slope angle IOSA, as determined from the MRMR values for each material, is selected from Table 2.

         TABLE 2: MRMR VS INDICATIVE OVERALL SLOPE ANGLE (IOSA)

MRMR           100          90          80          70          60          50
---------------------------------------------------------------------------------
IOSA       >75 degrees  75 degrees  70 degrees  65 degrees  60 degrees  55 degrees
---------------------------------------------------------------------------------

MRMR            40          30          20          10            0
---------------------------------------------------------------------------------
IOSA        50 degrees  45 degrees  40 degrees  35 degrees  <35 degrees
---------------------------------------------------------------------------------

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-5

         The results from SRK's investigation of the South West and Central deposits are summarised in Table 3 and Table 4 respectively. Each individual rock type has been reported separately.

         TABLE 3: SUMMARY OF EMPIRICAL EVALUATION: SOUTH WEST DEPOSIT

                                              RMR                     MRMR(2)                     IOSA
MATERIAL TYPE(1)                    MIN     AVG(3)    MAX      MIN      AVG      MAX     MIN      AVG      MAX
--------------------------------------------------------------------------------------------------------------
Andesite Dykes (w)                   37       44       58       14     19         27      37       39       43
Andesite Dykes                       41       51       65       21     26         34      40       43       47
Augite Basalt (w)                    35       46       56       19     27         36      39       43       48
Augite Basalt                        34       45       61       24     32         44      42       46       52
Basalt Dykes (w)                     46       46       46       20     21         22      40       40       41
Basalt Dykes                         41       48       62       21     24         32      40       42       46
Dacitic Ash Flow Tuff (w)            43       46       50       24     28         32      42       44       46
Dacitic Ash Flow Tuff                34       46       54       25     33         39      42       46       50
Fault/Fault Zone (w)                 30       30       30       10     11         12      35       35       36
Fault/Fault Zone                     30       31       32       11     12         13      35       36       36
Granodiorite Dykes (w)               33       47       53       14     22         26      37       41       43
Granodiorite Dykes                   37       48       59       19     25         30      39       42       45
Monzodiorite (w)                     35       42       52       14     18         25      37       39       43
Monzodiorite                         32       44       59       17     23         30      38       41       45
Rhyolite Dykes                       30       55       68       15     28         35      37       44       47
Sediments                            43       43       43       31     31         31      45       45       46
Average                              34       43       53       19     24         29      39       42       45
--------------------------------------------------------------------------------------------------------------

Note 1: where (w) denotes weathered material.

Note 2: the adjustments for weathering, orientation, stress and blasting that were used to convert

RMR to MRMR vary according to rock type and degree of weathering.

Note 3: The average value shown is a weighted average from all borehole sources.

         THE OVERALL RMR RANGE OF 30-68 FOR THE SOUTHWEST DEPOSIT WOULD CLASSIFY THIS ROCK MASS AS BLOCKY WITH OCCASIONAL FRIABLE ZONES RELATED TO STRUCTURE AND ALTERATION.

         TABLE 4: SUMMARY OF EMPIRICAL EVALUATION: CENTRAL DEPOSIT

                                              RMR                     MRMR(2)                     IOSA
MATERIAL TYPE(1)                    MIN     AVG(3)    MAX      MIN      AVG      MAX     MIN      AVG      MAX
--------------------------------------------------------------------------------------------------------------
Andesite Dykes                       49       51       65       25     26         33      42       43       46
Augite Basalt                        42       47       52       30     33         37      45       46       48
Basalt Dykes                         43       47       55       22     24         28      41       42       44
Dacitic Ash Flow Tuff (w)            44       44       44       29     29         29      44       44       45
Dacitic Ash Flow Tuff                47       47       47       33     33         33      46       46       47
Fault/Fault Zone (w)                 30       30       30       12     12         12      36       36       36
Fault/Fault Zone                     30       31       32       13     13         13      36       36       37
Granodiorite Dykes                   54       54       56       28     28         29      44       44       45
Monzodiorite (w)                     36       41       44       16     18         19      38       39       40
Monzodiorite                         39       45       50       19     23         26      38       41       43
Rhyolite Dykes                       41       44       46       20     22         23      40       41       42
Average                              41       44       47       22     24         26      41       42       43
--------------------------------------------------------------------------------------------------------------

Note 1: where (w) denotes weathered material.

Note 2: the adjustments for weathering, orientation, stress and blasting that were used to convert

RMR to MRMR vary according to rock type and degree of weathering.

Note 3: The average value shown is a weighted average from all borehole sources.

         THE OVERALL RMR RANGE OF 30-65 FOR THE CENTRAL DEPOSIT WOULD CLASSIFY THIS ROCK MASS AS BLOCKY WITH OCCASIONAL FRIABLE ZONES RELATED TO STRUCTURE AND ALTERATION.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-6

         The empirical data contained in Table 3 and Table 4 were evaluated for the different pit sectors. The pit sectors were selected on the basis of slope curvature and wall orientation.

         It was possible to obtain an indication of the likely overall slope angles from the empirical assessment. These angles are only starting points for more rigorous structural and numerical analyses. The average IOSA's have been established for each open pit sector, as provided in Table 5.

         TABLE 5: SUMMARY OF OVERALL PIT SLOPE ANGLES

                                           OVERALL SLOPE ANGLE(1)
PIT               SLOPE SECTOR      WEATHERED ZONE         UNWEATHERED
----------------------------------------------------------------------
                   Northeast          37 degrees            41 degrees
                   Eastern            37 degrees            41 degrees
Southwest          Northwest          38 degrees            43 degrees
Deposit            Western            38 degrees            43 degrees
                   Southern           38 degrees            42 degrees
----------------------------------------------------------------------
                   Northeast          38 degrees            43 degrees
                   Southeast          38 degrees            43 degrees
Central Deposit    Northwest          37 degrees            40 degrees
                   Southwest          37 degrees            40 degrees
----------------------------------------------------------------------

         Note 1: all slope angles provided are for drained conditions

         The overall angles provided in Table 5 are inclusive of ramps. When the structural database has been compiled it will be possible to determine inter-ramp angles (IRA) for a range of bench stack heights. In addition, the structural data will allow the calculation of the appropriate SBW for a range of bench heights and batter angles.

1.4      UNDERGROUND DESIGN PARAMETERS

         The underground design parameters have been determined for the following aspects:

         -        Cavability
         -        Fragmentation
         -        Open Stope Design
         -        Development for Mine Access
         -        Cave Subsidence limits.

1.4.1    CAVABILITY AND MINIMUM CRITICAL SPAN

         The RMR and MRMR analysis for the unweathered mineralised zone rock mass for the underground mining at the Hugo South deposit is shown in Table 6.

         TABLE 6: SUMMARY OF EMPIRICAL EVALUATION: HUGO SOUTH DEPOSIT

                                      RMR                            MRMR(1)
MATERIAL TYPE             MIN         AVG        MAX         MIN       AVG       MAX
------------------------------------------------------------------------------------
Andesite Dykes             54          54         54          49        49        49
Augite Basalt              39          46         65          35        42        59
Basalt Dykes               40          48         62          36        46        56
Basaltic Sediments         47          51         52          42        45        47
Dacitic Ash Flow Tuff      31          46         63          28        41        57
Dacitic Block Ash Tuff     47          54         58          40        46        50
Fault/Fault Zone           30          30         30          23        23        23
Granodiorite Dykes         55          55         55          50        50        50
Hydrothermal Breccia       38          39         46          34        38        41
Monzodiorite               62          62         62          56        56        56
Rhyolite Dykes             44          49         65          40        48        59
Average                    43          47         53          38        42        48
------------------------------------------------------------------------------------

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-7

         Note 1: the MRMR was calculated using an adjustment to the RMR to represent mass mining conditions for each rock type. The adjustments varied for each rock type.

         The range of MRMR(Min) 23 for the weakest rock type to MRMR(Max) 59 for the strongest rock type equates to a hydraulic radius, (area/perimeter) for caving of between 11m to 33m. The range of the average MRMR(Min) to average MRMR(Max) for all rock types equates to a hydraulic radius for caving between 20m and 27m. The latter range corresponds to an undercut area to initiate caving of between 80m and 110m in plan dimension (width or length). For scoping study design purposes an undercut with hydraulic radius of 30m has been applied and is considered to be relatively conservative. This equates to a square plan area of 120m by 120m.

         These results are presented graphically as Figure 2 Laubscher Stability Graph.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-8

         Figure 2 Laubscher Stability Graph.

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                         Page 1-9

         For rectangular undercut shapes the minimum critical span is the minimum span below which dimension a stable arch will form and caving will not be initiated or will cease to propagate. The empirical rule is that this minimum dimension should equate to (not be less than) one third of the length of the rectangle. Therefore, for a hydraulic radius of 30m the undercut can range from square (120m by 120m) to a rectangle with a width to length ratio of 1:3 (80m by 240m), where 80m represents the minimum critical span. For determination of the minimum critical span it is considered expedient to use the hydraulic radius for the strongest rock type. For the Hugo South deposit the strongest rock has a hydraulic radius of 34m which yields a minimum dimension of 91m. For the scoping study in both the block cave and sub level cave (SLC) cases modelled, the minimum undercut dimension applied was not less than 95m. In the pre-feasibility and feasibility studies, it will be advisable to check the empirical rule by conducting appropriate numerical modelling to determine the minimum critical span.

         The dimensions of the Hugo South and Hugo North deposits present plan areas or `footprints' that are well in excess of the hydraulic radius required for caving.

1.4.2    FRAGMENTATION

         As core orientation devices were not used for the 59 resource drill holes from which geotechnical information was derived, it was not possible to use the Block Cave Fragmentation (BCF) software to determine primary and secondary fragmentation. BCF requires the dip/dip direction of structures and numbers of discontinuity sets along with other material parameters to calculate the fragmentation size and range. However, empirical and benchmark methods were applied which indicate that the rock should fragment reasonably well with a likely size range from 0.1m to 5.0m as shown in Figure 3. At mines with a similar RMR range primary fragmentation produces between 15 to 25% plus 2m(3) material and with secondary fragmentation yield between 5 to 10% plus 2m(3) blocks. The 2m(3) size is the approximate maximum block size that will fit in the bucket of the load-haul-dump (LHD) units that have been selected to load out the cave drawpoints.

         FIGURE 3: RELATIONSHIP BETWEEN RMR, FRAGMENTATION, DRAW WIDTHS AND DRAWPOINT SPACING

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-10

         THE OVERALL RMR RANGE OF 30-65 FOR THE HUGO SOUTH DEPOSIT WOULD CLASSIFY THIS ROCK MASS AS BLOCKY WITH OCCASIONAL FRIABLE ZONES RELATED TO STRUCTURE AND ALTERATION.

         It will be important to obtain joint/structure orientation data and material property parameters for a more rigorous analysis of fragmentation to be carried out at pre-feasibility and feasibility study level.

1.4.3    OPEN STOPE DESIGN

         In order to determine the appropriate design parameters for the possibility for open stoping at Hugo South deposit, empirical design methodology for open stopes was used, as developed by Mathews and Potvin in the creation of their stability graph (Figure 5).

         In this method the Modified Stability Number, N', is determined from a combination of Barton parameters (RQD, Jn, Jr and Ja) and adjustment factors (A, B and C).

         RQD/Jn is a measure of block size for the jointed rock mass and Jr/Ja is a measure of the joint surface strength, that results in the determination of N' from the following equation:

         N' = Q' x A x B x C

         Where the adjustment factors are as follows:

         A: the ratio of intact rock strength to induced stress,
         B: the relative orientation of the dominant jointing with respect to the excavation surface, and
         C: the influence of gravity on the stability of the face being considered.

         The values were calculated using the geotechnical data base for the Hugo South deposit and combines the relevant rock types for that mining area.

         The results are presented below in Table 7.

         TABLE 7: SUMMARY OF MATHEWS/POTVIN DESIGN PARAMETERS

PARAMETER        MINIMUM             AVERAGE          MAXIMUM
-------------------------------------------------------------
   Q'               0.3                 3.5             6.42
   A                0.1                 0.5                1
   B                0.2                 0.5              0.8
   C                  4                   6                8
   N'             0.024                5.25             41.1
-------------------------------------------------------------

         The sensitivity of the parameters was determined for a combination of the input parameters. The resultant range of 0.024 to 41.088 has been graphed as shown below in Figure 4.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-11

         FIGURE 4: HISTOGRAM OF N' VALUES

                                    [FIGURE]

         The average N' value of 5.25 converts to a hydraulic radius of approximately 4.5 which is equivalent to stope plan dimensions of approximately 18m by 18m. These values are for stable stope dimensions without the addition of stope support.

         The minimum N' value of 0.024 has a hydraulic radius of 0.0 with a corresponding stable span of 0.0m. The maximum N' value of 41.1 has a hydraulic radius of 9.1 with a corresponding stable span of approximately 36m x 36m. The hydraulic radius and stable span dimensions are determined from the upper curve of the Mathews/Potvin Stability Chart shown in Figure 5, for the corresponding N' values.

         It is not considered appropriate to design for a higher hydraulic radius as the influence of the principal structures and the rock mass fabric could seriously influence the stability of open stope backs and side-walls. Once a structural database and interpretation has been compiled it would be reasonable to re-assess the open stope dimensions.

         The results are presented in Figure 5: Mathews/Potvin Stability Chart.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-12

         FIGURE 5: MATHEWS/POTVIN STABILITY CHART

                                    [FIGURE]

1.4.4 DEVELOPMENT FOR MINE ACCESS

         The corresponding value for the unweathered rock mass in both the western flank and the eastern flank of the deposit are presented in Table 8 and Table 9 respectively.

         These RMR and MRMR values will be used to assess the requirement for rock support and rock reinforcement for mine development in waste (ore zone flanks). Within the orebody itself, the corresponding values are provided in Table 10.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-13

         TABLE 8: SUMMARY OF EMPIRICAL EVALUATION: HUGO SOUTH DEPOSIT WESTERN FLANK MINE DEVELOPMENT

                                      RMR                            MRMR(1)
MATERIAL TYPE             MIN         AVG        MAX         MIN       AVG       MAX
------------------------------------------------------------------------------------
Andesite Dykes             44          48         60          15        30        40
Augite Basalt              33          44         55          15        30        40
Basalt Dykes               35          45         59          29        31        34
Basaltic Sediments         39          46         56          28        34        40
Dacitic Ash Flow Tuff      31          43         59          15        31        42
Dacitic Block Ash Tuff     52          52         52          15        31        42
Fault/Fault Zone           30          30         30          12        12        12
Granodiorite Dykes         29          45         59          19        26        30
Hydrothermal Breccia       43          44         46          26        27        28
Monzodiorite               34          44         49          20        26        29
Rhyolite Dykes             37          42         54          12        28        42
Sediments                  39          45         51          28        32        37
Average                    37          43         51          23        27        31
------------------------------------------------------------------------------------

Note 1: the MRMR was calculated using a total adjustment to the RMR of 0.60 to
0.65 to represent mine access development (determined from adjustments for: weathering .0.9, orientation 0.85, stress 0.9 and blasting of 0.94)

         THE OVERALL RMR RANGE OF 30-60 FOR THE HUGO SOUTH DEPOSIT WESTERN FLANK WOULD CLASSIFY THIS ROCK MASS AS BLOCKY WITH OCCASIONAL FRIABLE ZONES RELATED TO STRUCTURE AND ALTERATION.

         This range of RMR classifies as Class 4A (poor quality) to 3B (fair quality) and the MRMR classifies as Class 4B material (poor quality). This range of support recommendations according to Laubscher equates to rock bolts (at 1m spacing), mesh/steel fibre reinforced shotcrete with straps and cable bolts as reinforcing and lateral restraint.

         TABLE 9: SUMMARY OF EMPIRICAL EVALUATION: HUGO SOUTH DEPOSIT EASTERN FLANK MINE DEVELOPMENT

                                      RMR                            MRMR(1)
MATERIAL TYPE             MIN         AVG        MAX         MIN       AVG       MAX
------------------------------------------------------------------------------------
Andesite Dykes             40          50         59          24        29        35
Augite Basalt              33          46         59          24        33        42
Basalt Dykes               35          46         58          21        27        35
Basaltic Sediments         36          46         62          26        33        45
Conglomerate               45          49         59          32        36        42
Dacitic Ash Flow Tuff      32          44         58          23        31        42
Dacitic Block Ash Tuff     32          46         62          21        28        38
Fault/Fault Zone           30          30         30          14        14        14
Granodiorite Dykes         34          49         65          20        30        39
Hydrothermal Breccia       46          46         46          28        28        28
Monzodiorite               34          42         65          20        27        39
Rhyolite Dykes             36          47         62          22        30        37
Sediments                  34          43         53          24        31        38
Average                    36          43         53          24        27        31
------------------------------------------------------------------------------------


         Note 1: the MRMR was calculated using a total adjustment to the RMR of
         0.60 to 0.65 to represent mine access development (determined from adjustments for: weathering 0.9, orientation 0.85, stress 0.9 and blasting of 0.94)

         THE ADJUSTMENTS RATINGS WERE SELECTED BASED ON THE ANTICIPATED PERFORMANCE OF EACH ROCK TYPE FROM AN EVALUATION OF THE GEOTECHNICAL BOREHOLE RECORDS AS DESCRIBED IN SECTION 1.2.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-14

         The overall RMR range of 30-65 for the Hugo South deposit Eastern Flank would classify this rock mass as Blocky with occasional Friable zones related to structure and alteration.

         This range of RMR classifies as Class 4A (poor quality) to 3B (fair quality) and the MRMR classifies as Class 4B material (poor quality). This range of support recommendations according to Laubscher equates to rock bolts (at 1m spacing), mesh/steel fibre reinforced shotcrete with straps and cable bolts as reinforcing and lateral restraint.

         An evaluation of the rock mass ratings for mine development within the ore is provided in Table 10.

         TABLE 10: SUMMARY OF EMPIRICAL EVALUATION: HUGO SOUTH DEPOSIT MINE DEVELOPMENT

                                      RMR                            MRMR(1)
MATERIAL TYPE             MIN         AVG        MAX         MIN       AVG       MAX
------------------------------------------------------------------------------------
Andesite Dykes             54          54         54          32        32        32
Augite Basalt              39          46         65          28        33        47
Basalt Dykes               40          48         62          24        31        37
Basaltic Sediments         47          51         52          34        36        37
Dacitic Ash Flow Tuff      31          46         63          22        33        45
Dacitic Block Ash Tuff     47          54         58          29        32        35
Fault/Fault Zone           30          30         30          15        15        15
Granodiorite Dykes         55          55         55          33        33        33
Hydrothermal Breccia       38          39         46          23        25        28
Monzodiorite               62          62         62          37        37        37
Rhyolite Dykes             44          49         65          26        32        39
Average                    43          47         53          27        30        33
------------------------------------------------------------------------------------

         Note 1: the MRMR was calculated using a total adjustment to the RMR of
         0.60 to 0.65 to represent mine access development (determined from adjustments for: weathering 0.9, orientation 0.85, stress 0.9 and blasting of 0.94)

         THE OVERALL RMR RANGE OF 30-65 FOR THE HUGO SOUTH DEPOSIT WOULD CLASSIFY THIS ROCK MASS AS BLOCKY WITH OCCASIONAL FRIABLE ZONES RELATED TO STRUCTURE AND ALTERATION

         This range of RMR classifies as Class 3A-3B (fair quality) and the MRMR classifies as Class 4A-4B material (poor quality). This range of support recommendations according to Laubscher equates to rock bolts (at 1m spacing), mesh/steel fibre reinforced shotcrete with straps. The use of cable bolts as reinforcing and lateral restraint is optional.

1.4.5    CAVE SUBSIDENCE LIMITS

         When caving methods, such as block caving or sub level caving, are employed to mine a large deposit the ground surface above the deposit will normally be disturbed, ultimately leaving a large caved in area with a peripheral, fractured, subsidence zone around the caving limits.

         The formation of the cave subsidence zone occurs as follows:

         - All ore within the economic mining limits is removed in the process of mining

         - Waste rock above the ore body caves in and fills the void created by removing the ore

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-15

         - The cave propagates upward with sides having an angle close to vertical (unless deflected by a large continuous structure), until it breaks through to the surface. As the waste cap is drawn down as a result of further ore extraction the sidewall confinement is removed and the sidewalls begin to fail. This causes the cave limits and surrounding failure zone (subsidence limits) to extend outwards radially from the crater edge. This phenomenon continues until mining is completed and the cave stabilizes at its final subsidence limits.

         SRK determined the caving and subsidence limits for the following purposes:

         -        Environmental impact studies

         - Siting of shafts (hoisting and ventilation), declines, and surface infrastructure

         -        Siting of underground infrastructure and service excavations

         - Hydrogeological/hydrological studies, to determine water inflows into the cave area.

         METHODOLOGY:

         In order to calculate the cave limits and subsidence limits at any given point between the lowest mining level and surface, the following data is needed:

         -        Depth below surface to point of reference (see Figure 6).

         -        Height of caved material above point of reference (see Figure
                  6).

         -        Orientations and magnitudes of regional stresses.

         - RMR's of the different domains of rock from surface to point of reference .

         -        In-situ densities and bulk factors for different rock types .

         -        Geometry of the crater shape (mining limit shape).

         -        Major structures.

         Figure 6 shows the relationship between various inputs and how they are related, through MRMR values, to break back angles. The sum total of the influence of these angles from mining level to mining level to surface determines the theoretical shape of the caving and subsidence zones.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-16

         FIGURE 6: INTER-RELATIONSHIP OF FACTORS THAT DETERMINE CAVE SUBSIDENCE LIMITS (AFTER LAUBSCHER 1999(1)

                                    [FIGURE]

         The Haines and Terbrugge chart (Figure 7) is used in place of the Laubscher Chart (Figure 6) for the near surface weathered rock and soil as that the latter chart is considered to be too conservative in the lower end of the `factor' and MRMR scale. The Haines and Terbrugge chart has been used with success in calculation of stable slopes in large open pits in all MRMR conditions. The upper part of the cave subsidence zone will behave as an open pit when the caved mass is drawn down, leaving no confinement on the walls of the near surface crater.

-------------------
(1)Reference, D H Laubscher 1999, private communication with SRK

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-17

         FIGURE 7: HAINES AND TERBRUGGE SLOPE ANGLE CHART

                                    [FIGURE]

         TABLE 11: CALCULATION OF CAVE SUBSIDENCE LIMITS FOR HUGO SOUTH AND HUGO NORTH DEPOSITS

                    CAVING AND SUBSIDENCE LIMITS - HUGO SOUTH

                                        Height of      Depth       Zone width
               Elevation  Bulk Density  caved rock  below surface   Min Span
                  mRL        t/cu.m          m           m             m
-----------------------------------------------------------------------------
cap              1175            0           0             0           672
sub surf         1135        1.955           0           -40           592
part weather     1080         2.24           0           -95           489
unweather         980         2.24          95          -195           413
halo              880         2.24         195          -295           370
upper o/b         780         2.24         295          -395           339
mid o/b           680         2.24         395          -495           317
lower o/b         580         2.24         495          -595           300
-----------------------------------------------------------------------------

               Zone Length                  Cave angle  Cave   Exclusion
                Max Span    Factor   MRMR       av.     limit    Zone*
                   m                Median    degrees     m        m
------------------------------------------------------------------------
cap               1372                                   186      236
sub surf          1292       0.00     25        45       146      196
part weather      1189       0.00     35        47        95      135
unweather         1113       0.67     39        69        56       96
halo              1070       2.32     42        78        35       65
upper o/b         1039       5.14     42        81        19       49
mid o/b           1017       9.20     42        84         9       39
lower o/b         1000      14.66     42        85         0        0
------------------------------------------------------------------------

                    CAVING AND SUBSIDENCE LIMITS - HUGO NORTH

                                        Height of      Depth       Zone width
               Elevation  Bulk Density  caved rock  below surface   Min Span
                  mRL        t/cu.m          m           m             m
-----------------------------------------------------------------------------
cap              1175            0           0            0            506
sub surf         1135        1.955          20          -40            426
part weather     1080         2.24          75          -95            357
unweather         980         2.24         175         -195            307
mid               800         2.24         355         -375            263
halo              600         2.24         555         -575            228
upper o/b         400         2.24         755         -775            207
lower o/b         200         2.24         955         -975            200
-----------------------------------------------------------------------------

               Zone Length                  Cave angle  Cave   Exclusion
                Max Span    Factor   MRMR       av.     limit    Zone*
                   m                Median    degrees     m        m
------------------------------------------------------------------------
cap                706                                   153      203
sub surf           626       0.02     25        45       113      163
part weather       557       0.30     35        58        79      119
unweather          507       1.66     39        76        54       94
mid                463       7.56     42        83        31       61
halo               428      20.91     42        85        14       44
upper o/b          407      42.22     42        87         3       33
lower o/b          400      69.52     42        89         0        0
------------------------------------------------------------------------

         * Measured from edge of vertically projected Block Cave Undercut outline

         The subsidence limits were modelled using the Vulcan software package and the location of the proposed shaft and eastern decline were checked against the subsidence limits to ensure they are located outside this exclusion zone. Screen dumps of the model are shown in Figure 8 and Figure 9.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-18

         FIGURE 8: HUGO SOUTH AND HUGO NORTH DEPOSITS - CAVE SUBSIDENCE LIMIT AND THE PROPOSED EASTERN DECLINE

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-19

         FIGURE 9: HUGO SOUTH AND HUGO NORTH DEPOSITS - CAVE SUBSIDENCE LIMITS AND PROPOSED SHAFTS AND VENTILATION RAISEBORE

                                    [FIGURE]

         The input geotechnical data for calculation of the cave subsidence limits was limited and no structural model was available to enable a structural control on cave limit propagation to be undertaken. In the pre-feasibility and feasibility studies, a more rigorous analysis including structural influences should be carried out. This is particularly important with respect to locating of important infrastructure both underground and on surface.

1.5      REQUIREMENTS FOR FURTHER WORK

1.5.1    OPEN PIT STUDIES

         The requirements for further work have been specified in the communications between June and August 2003. These related to the recommendations to drill geotechnical quality cored holes at both Southwest and Central. This drilling would be carried out with triple tube equipment, at either HQ3 or NQ3 diameter. The core would also be oriented using the Ball Mark (preferred) or Easy Mark Systems.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-20

         In addition, SRK recommends that a downhole logging system, as available from Reeves Wireline Services, should be incorporated into the structural programme. Any physical core orientation has limitations especially in structurally complex environments as at Oyu Tolgoi. It is not possible to obtain complete coverage from cores. Therefore, a wireline system that offers both optical and acoustic televiewer options is considered crucial for subsequent phases of the structural studies at Oyu Tolgoi. This work would complement the physical core orientation that is still required.

         The objectives of this drilling will be to obtain oriented cores from the walls of the open pits and to drill the holes at a range of orientations in order to reduce the influence of borehole orientation bias in the resultant structural measurements.

         The data used in the analyses in this report are without structural controls.

         The final agreement on further geotechnical drilling on the 25 June 2003 provided for seven holes at Southwest to be drilled immediately as part of a staged approach to data gathering. These were to be completed by the end of September; and a further seven holes are to be deferred into the pre-feasibility stage.

         All 11 holes at Central were deferred until pre-feasibility due to uncertainties in the geological and resource model.

         THREE DIMENSIONAL (3D) GEOLOGICAL, ALTERATION AND STRUCTURAL MODELS FROM IMMI ARE NECESSARY FOR THE PRE-FEASIBILITY STUDY.

         The structural data should be analysed using the DIPS software or equivalent. The objective is to identify the potential for bench failure, according to the slope orientations for each mining area.

         The bench scale stability is a function of strength, orientation and frequency of the rock mass structures. Pit wall drainage and the type of blasting always influence the stability.

         A selection of unstable wedges should be modelled and analysed using SWEDGE software or equivalent for bench scale stability studies. In these models the structural sets are combined with the corresponding estimated friction and cohesion parameters. The objective is to obtain an estimate of the required spill berm width (SBW).

         With the essential "building-block" of open pit walls now defined it is possible to generate bench stack angle versus bench stack height relationships.

         The recommended SBW's are for dry conditions, as wet, saturated faces result in all wedges failing, with a greater SBW consequently being required.

         Therefore, in the advanced scoping phase and into pre-feasibility it will be necessary to establish both the structural and hydrogeological controls on the pit wall deign.

1.5.2    UNDERGROUND STUDIES

         The requirements for further work have been specified in the communications between June and August 2003. These related to the recommendations to drill geotechnical quality cored holes at both Hugo South and Hugo North deposits. This drilling would be carried out with triple tube equipment at either HQ3 or NQ3 diameter. The core would also be oriented using the Ball Mark (preferred) or Easy Mark Systems.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-21

         The objectives of this drilling was to obtain oriented cores from footwall through to hangingwall and to drill the holes at a range of orientations in order to reduce the influence of hole orientation bias in the resultant structural measurements.

         The final agreement on further geotechnical drilling on the 25 June 2003 provided for seven holes at Hugo South deposit to be drilled immediately for the advanced scoping study. These were to be completed by the end of September and a further six holes at Hugo South and Hugo North deposits to be deferred into the pre-feasibility stage.

         For all mining areas, it is necessary to obtain from IMMI 3D models of the geological, alteration and structural interpretation, in order to advance into pre-feasibility.

         IT IS RECOMMENDED THAT A LABORATORY TESTING PROGRAMME BE INITIATED DURING SUBSEQUENT PHASES OF THE STUDY. THIS SHOULD FOCUS ON OBTAINING SHEAR STRENGTH PARAMETERS FROM BOTH INTACT ROCK AND NATURAL JOINTS AS WELL AS SHEAR STRENGTH AND ELASTIC MODULUS FROM INTACT ROCK. SAMPLES ARE CURRENTLY BEING COLLECTED FOR THIS TESTING PROGRAM.

         THE HYDROGEOLOGICAL PROGRAMME OF WORK SHOULD AIM TO IDENTIFY THE MINE SCALE AQUIFERS AND TO OBTAIN REPRESENTATIVE DESIGN PARAMETERS RELATED TO HYDRAULIC CONDUCTIVITY, TRANSMISSIVITY AND STORAGE. THESE PARAMETERS SHOULD BE OBTAINED FROM LONG-TERM PUMP TESTING WITH ADEQUATE MONITORING HOLES LOCATED IN A RANGE OF BOTH VERTICAL AND HORIZONTAL POSITIONS.

         IN ADDITION, IN-SITU STRESS MEASUREMENTS SHOULD BE CARRIED OUT USING BOTH ACOUSTIC EMISSION METHOD FROM ORIENTED CORES DRILLED FROM SURFACE AND HI CELL METHOD IN HOLES DRILLED FROM WITHIN THE PROPOSED DECLINE AND SHAFTS AT HUGO SOUTH AND HUGO NORTH DEPOSITS. THE RESULTS FROM THE STRESS MEASUREMENTS MUST BE COMPARED WITH THE INTERPRETATION OF PRINCIPAL STRUCTURES.

         MATERIAL PROPERTY TESTS AND DISCONTINUITY DATA FROM ORIENTED CORE AS WELL AS STRESS MEASUREMENT DATA IS ESSENTIAL FOR A MORE RIGOROUS FRAGMENTATION ANALYSIS TO BE CARRIED OUT. UNDERSTANDING FRAGMENTATION IS CRITICAL TO THE DESIGN AND OPERATION OF CAVING METHODS.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-22

        SECTION 1 - APPENDIX

        BOREHOLE DATA

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-23

BOREHOLE: OTD270                 MINE AREA: Far North Oyu

                               NO PRIMARIES                  INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST. ADJ.
Andesite Dykes          UW   42    42   42   21   21   21   40   40   40   20   20    20    16%  100%  80%   80%  80%    51%
Augite Basalt           UW   43    44   46   31   32   33   40   41   42   29   30    30    22%  100%  85%   90%  94%    72%
Basalt Dykes            UW   45    46   50   23   24   26   40   42   43   21   22    22    21%  100%  80%   80%  80%    51%
Basaltic Sediments      SW   43    43   43   28   28   28   42   42   42   28   28    28     1%   95%  85%   90%  90%    65%
Conglomerate            UW   45    45   45   32   32   32   45   45   45   32   32    32     0%  100%  85%   90%  94%    72%
Dacitic Ash Flow Tuff   UW   41    42   59   30   30   43   40   41   47   29   29    34    10%  100%  85%   90%  94%    72%
Fault Zone              UW   30    30   30   13   13   13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%
Rhyolite Dykes          UW   43    43   54   22   22   28   39   40   54   20   20    28    29%  100%  80%   80%  80%    51%
Sediments               HW   43    43   43   21   21   21   42   42   42   21   21    21     1%   75%  85%   90%  85%    49%
Sediments               UW   37    39   50   27   28   36   37   38   47   26   27    33    12%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-24

BOREHOLE:OTD289                  MINE AREA: Far North Oyu

                               NO PRIMARIES                  INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Basalt Dykes            SW   59    59   59   29  29    29   59   59   59   29   29    29     0%   95%  80%   80%  80%    49%
Basalt Dykes            UW   52    59   61   27  30    31   52   57   59   27   29    30     4%  100%  80%   80%  80%    51%
Dacitic Ash Flow Tuff   UW   31    52   56   22  37    40   31   48   50   22   34    36    17%  100%  85%   90%  94%    72%
Fault Zone              UW   30    30   30   13  13    13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%
Granodiorite Dykes      MW   51    51   51   22  22    22   48   48   48   21   21    21    15%   85%  80%   80%  80%    44%
Granodiorite Dykes      UW   49    50   63   25  25    32   45   45   51   23   23    26    21%  100%  80%   80%  80%    51%
Monzodiorite            UW   63    63   63   32  32    32   62   62   62   32   32    32     2%  100%  80%   80%  80%    51%
Sediments               UW   56    57   60   40  41    43   40   46   48   29   33    35    42%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-25

BOREHOLE:OTD304                  MINE AREA: Far North Oyu

                                 NO PRIMARIES                INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Augite Basalt           UW   54   54    54   39   39   39   52   52   52   38   38    38     7%  100%  85%   90%  94%    72%
Conglomerate            MW   55   55    55   31   31   31   55   55   55   31   31    31     0%   85%  85%   90%  87%    57%
Dacitic Ash Flow Tuff   UW   46   48    64   33   35   46   42   45   63   30   33    46    16%  100%  85%   90%  94%    72%
Dacitic Block Ash Tuff  UW   58   58    58   35   35   35   58   58   58   35   35    35     0%   95%  85%   80%  94%    61%
Granodiorite Dykes      HW   58   58    58   22   22   22   57   57   57   22   22    22     2%   75%  80%   80%  80%    38%
Granodiorite Dykes      SW   53   57    62   26   27   30   47   49   50   23   24    24    26%   95%  80%   80%  80%    49%
Granodiorite Dykes      UW   59   61    64   30   31   33   58   59   61   30   30    31     6%  100%  80%   80%  80%    51%
Rhyolite Dykes          UW   65   65    65   33   33   33   65   65   65   33   33    33     0%  100%  80%   80%  80%    51%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-26

BOREHOLE:OTD310                 MINE AREA: Far North Oyu

                                  NO PRIMARIES               INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Augite Basalt           UW   49    54   59   35   39   42   49   54   59   35   39    42     0%  100%  85%   90%  94%    72%
Basaltic Sediments      UW   56    56   56   40   40   40   56   56   56   40   40    40     0%  100%  85%   90%  94%    72%
Dacitic Ash Flow Tuff   UW   51    51   51   36   36   36   51   51   51   36   36    36     0%  100%  85%   90%  94%    72%
Fault Zone              UW   30    30   30   13   13   13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%
Granodiorite Dykes      MW   49    50   52   22   22   23   49   50   52   22   22    23     0%   85%  80%   80%  80%    44%
Granodiorite Dykes      SW   52    52   52   25   25   25   52   52   52   25   25    25     0%   95%  80%   80%  80%    49%
Granodiorite Dykes      UW   48    51   63   25   26   32   48   51   63   25   26    32     0%  100%  80%   80%  80%    51%
Monzodiorite            MW   51    51   51   22   22   22   51   51   51   22   22    22     0%   85%  80%   80%  80%    44%
Monzodiorite            UW   58    58   58   29   29   29   58   58   58   29   29    29     0%  100%  80%   80%  80%    51%
Sediments               UW   51    51   51   37   37   37   51   51   51   37   37    37     0%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-27

BOREHOLE:OTD313                 MINE AREA: Far North Oyu

                                 NO PRIMARIES                INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Andesite Dykes          UW   57    57   57   29   29   29   47   47   47   24   24    24    37%  100%  80%   80%  80%    51%
Basalt Dykes            UW   48    48   48   25   25   25   48   48   48   25   25    25     0%  100%  80%   80%  80%    51%
Conglomerate            MW   48    48   48   27   27   27   48   48   48   27   27    27     2%   85%  85%   90%  87%    57%
Conglomerate            SW   53    53   53   35   35   35   52   52   52   34   34    34     7%   95%  85%   90%  90%    65%
Conglomerate            UW   46    51   52   33   36   37   46   47   48   33   34    34    15%  100%  85%   90%  94%    72%
Dacitic Ash Flow Tuff   UW   46    50   57   33   36   41   44   50   57   32   36    41     3%  100%  85%   90%  94%    72%
Fault                   UW   30    30   30   13   13   13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-28

BOREHOLE:OTD319                 MINE AREA: Far North Oyu

                                  NO PRIMARIES               INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Andesite Dykes          UW   47    53   54   24   27   28   47   52   54   24   27    28     4%  100%  80%   80%  80%    51%
Augite Basalt           UW   39    39   39   28   28   28   39   39   39   28   28    28     0%  100%  85%   90%  94%    72%
Conglomerate            MW   49    49   49   28   28   28   49   49   49   28   28    28     0%   85%  85%   90%  87%    57%
Conglomerate            SW   46    46   46   30   30   30   45   45   45   30   30    30     1%   95%  85%   90%  90%    65%
Conglomerate            UW   48    49   51   35   35   36   48   49   51   35   35    36     0%  100%  85%   90%  94%    72%
Dacitic Ash Flow Tuff   UW   40    44   55   28   32   39   36   42   51   26   30    37    11%  100%  85%   90%  94%    72%
Fault                   MW   30    30   30   12   12   12   30   30   30   12   12    12   100%   75%  80%   80%  80%    38%
Fault                   UW   30    30   30   13   13   13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%
Granodiorite Dykes      UW   43    52   55   22   27   28   43   51   53   22   26    27     5%  100%  80%   80%  80%    51%
Monzodiorite            UW   65    65   65   33   33   33   65   65   65   33   33    33     0%  100%  80%   80%  80%    51%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-29

BOREHOLE:OTD324                 MINE AREA: Far North Oyu

                                 NO PRIMARIES               INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Andesite Dykes          UW   60    60   60   31   31   31   60   60   60   31   31    31     0%  100%  80%   80%  80%    51%
Augite Basalt           MW   47    47   47   26   26   26   47   47   47   26   26    26     0%   85%  85%   90%  85%    55%
Augite Basalt           SW   47    47   47   30   30   30   47   47   47   30   30    30     0%   95%  85%   90%  90%    65%
Augite Basalt           UW   43    45   47   31   33   34   39   40   42   28   29    30    31%  100%  85%   90%  94%    72%
Basalt Dykes            UW   47    47   47   24   24   24   47   47   47   24   24    24     0%  100%  80%   80%  80%    51%
Dacitic Ash Flow Tuff   UW   43    49   59   31   35   42   38   44   59   27   32    42    25%  100%  85%   90%  94%    72%
Dacitic Block Ash Tuff  UW   38    50   62   23   30   37   34   49   62   21   29    37    11%   95%  85%   80%  94%    61%
Fault                   UW   30    30   30   13   13   13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%
Granodiorite Dykes      UW   48    52   55   25   27   28   44   49   55   22   25    28    12%  100%  80%   80%  80%    51%
Rhyolite Dykes          SW   50    50   50   24   24   24   40   40   40   19   19    19    51%   95%  80%   80%  80%    49%
Rhyolite Dykes          UW   46    51   56   24   26   28   41   47   55   21   24    28    20%  100%  80%   80%  80%    51%
Sediments               UW   49    49   49   35   35   35   48   48   48   35   35    35     5%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-30

BOREHOLE:OTD327                 MINE AREA: Far North Oyu

                                NO PRIMARIES                 INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Augite Basalt           UW   40    45   48   29   32   34   40   44   47   29   31    34     9%  100%  85%   90%  94%    72%
Conglomerate            MW   48    48   51   27   27   29   48   48   51   27   27    29     0%   85%  85%   90%  87%    57%
Conglomerate            SW   55    55   55   36   36   36   55   55   55   36   36    36     0%   95%  85%   90%  90%    65%
Conglomerate            UW   49    54   59   35   39   43   49   54   59   35   39    43     0%  100%  85%   90%  94%    72%
Dacitic Ash Flow Tuff   MW   52    52   52   29   29   29   52   52   52   29   29    29     0%   85%  85%   90%  87%    57%
Dacitic Ash Flow Tuff   UW   48    53   58   34   38   42   48   52   58   34   37    42     4%  100%  85%   90%  94%    72%
Dacitic Block Ash Tuff  UW   48    48   48   29   29   29   48   48   48   29   29    29     0%   95%  85%   80%  94%    61%
Fault                   UW   30    30   30   13   13   13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%
Granodiorite Dykes      SW   51    54   61   25   26   30   51   54   61   25   26    30     0%   95%  80%   80%  80%    49%
Granodiorite Dykes      UW   47    47   47   24   24   24   47   47   47   24   24    24     0%  100%  80%   80%  80%    51%
Sediments               MW   48    58   78   27   33   44   48   58   78   27   33    44     0%   85%  85%   90%  87%    57%
Sediments               SW   45    45   45   29   29   29   45   45   45   29   29    29     0%   95%  85%   90%  90%    65%
Sediments               UW   43    48   53   31   35   38   43   48   53   31   35    38     0%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-31

BOREHOLE:OTD329                 MINE AREA: Far North Oyu

                                NO PRIMARIES                 INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Andesite Dykes          UW   50    50   53   25   26   27   44   46   53   23   23    27    23%  100%  80%   80%  80%    51%
Augite Basalt           UW   43    47   49   31   34   35   43   43   45   31   31    32    20%  100%  85%   90%  94%    72%
Basalt Dykes            UW   62    62   62   32   32   32   62   62   62   32   32    32     0%  100%  80%   80%  80%    51%
Basaltic Sediments      MW   47    47   47   27   27   27   47   47   47   26   26    26     2%   85%  85%   90%  87%    57%
Basaltic Sediments      UW   39    42   46   28   30   33   39   41   44   28   30    32     5%  100%  85%   90%  94%    72%
Dacitic Ash Flow Tuff   UW   42    46   49   30   33   35   39   45   48   28   32    35    12%  100%  85%   90%  94%    72%
Dacitic Block Ash Tuff  UW   47    47   47   28   28   28   43   43   43   26   26    26    19%   95%  85%   80%  94%    61%
Fault                   UW   30    30   30   13   13   13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%
Granodiorite Dykes      UW   57    57   57   29   29   29   57   57   57   29   29    29     0%  100%  80%   80%  80%    51%
Sediments               MW   39    39   39   22   22   22   38   38   38   21   21    21    12%   85%  85%   90%  87%    57%
Sediments               SW   50    50   50   33   33   33   49   49   49   32   32    32     3%   95%  85%   90%  90%    65%
Sediments               UW   40    42   48   29   30   35   39   42   48   28   30    35     5%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-32

BOREHOLE:OTD333                 MINE AREA: Far North Oyu

                                NO PRIMARIES                INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Basaltic Sediments      MW   48    48   48   27   27   27   48   48   48   27   27    27     0%   85%  85%   90%  87%    57%
Dacitic Ash Flow Tuff   UW   44    46   60   31   33   43   37   40   55   27   29    39    42%  100%  85%   90%  94%    72%
Granodiorite Dykes      MW   55    55   55   24   24   24   55   55   55   24   24    24     0%   85%  80%   80%  80%    44%
Granodiorite Dykes      UW   48    50   53   25   26   27   41   47   51   21   24    26    15%  100%  80%   80%  80%    51%
Sediments               MW   44    44   44   25   25   25   43   43   43   24   24    24     5%   85%  85%   90%  87%    57%
Sediments               SW   54    54   54   35   35   35   54   54   54   35   35    35     0%   95%  85%   90%  90%    65%
Sediments               UW   50    50   50   36   36   36   48   48   48   34   34    34    13%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-33

BOREHOLE:OTD334                  MINE AREA: Far North Oyu

                               NO PRIMARIES                  INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Dacitic Ash Flow Tuff   UW   40    44   53   29   31   38   39   41   52   28   30    37    18%  100%  85%   90%  94%    72%
Dacitic Block Ash Tuff  UW   48    49   52   29   29   31   44   46   51   27   28    31    15%   95%  85%   80%  94%    61%
Fault                   UW   30    30   30   13   13   13   30   30   30   13   13    13   100%   85%  80%   80%  80%    44%
Granodiorite Dykes      UW   43    44   48   22   23   25   36   42   48   18   21    25    16%  100%  80%   80%  80%    51%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-34

BOREHOLE:OTD339                 MINE AREA: Far North Oyu

                                NO PRIMARIES                 INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Augite Basalt           UW   44    44   45   32   32   32   37   37   44   26   27    32    49%  100%  85%   90%  94%    72%
Basaltic Sediments      CW   52    52   52   26   26   26   52   52   52   26   26    26     0%   80%  85%   90%  80%    49%
Basaltic Sediments      UW   43    43   43   31   31   31   43   43   43   31   31    31     0%  100%  85%   90%  94%    72%
Dacitic Ash Flow Tuff   UW   46    47   49   33   34   35   44   44   48   31   32    34    16%  100%  85%   90%  94%    72%
Granodiorite Dykes      HW   52    52   52   20   20   20   51   51   51   20   20    20     1%   75%  80%   80%  80%    38%
Granodiorite Dykes      MW   35    35   35   15   15   15   35   35   35   15   15    15     0%   85%  80%   80%  80%    44%
Granodiorite Dykes      UW   57    57   57   29   29   29   57   57   57   29   29    29     0%  100%  80%   80%  80%    51%
Sediments               UW   49    49   49   36   36   36   46   46   46   33   33    33    18%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 1-35

BOREHOLE:OTD342                 MINE AREA: Far North Oyu

                                NO PRIMARIES                INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING               MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG   MAX    %   WEAT  ORI. STRES  BLAST.  ADJ.
Augite Basalt           UW   38    50   55   27   36   39   36   47   54   26   34    39    15%  100%  85%   90%  94%    72%
Basaltic Sediments      MW   48    48   48   27   27   27   48   48   48   27   27    27     0%   85%  85%   90%  87%    57%
Dacitic Ash Flow Tuff   UW   40    44   50   29   32   36   32   40   45   23   29    32    31%  100%  85%   90%  94%    72%
Granodiorite Dykes      UW   42    52   60   21   27   31   42   50   57   21   26    29     7%  100%  80%   80%  80%    51%
Monzodiorite            UW   47    51   54   24   26   28   45   48   49   23   25    25    16%  100%  80%   80%  80%    51%
Sediments               MW   36    43   44   20   24   25   36   41   41   20   23    23    14%   85%  85%   90%  87%    57%
Sediments               SW   47    47   47   31   31   31   47   47   47   31   31    31     0%   95%  85%   90%  90%    65%
Sediments               UW   46    46   46   33   33   33   46   46   46   33   33    33     0%  100%  85%   90%  94%    72%

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-36

BOREHOLE:OTD343                        MINE AREA: Far North Oyu

                                 NO PRIMARIES                 INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                   M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt          UW    39   50   55   28   36   40   39   49   55   28   35    40    4%  100%   85%   90%    94%    72%
Basalt Dykes           SW    51   51   51   25   25   25   50   50   50   24   24    24    7%   95%   80%   80%    80%    49%
Basaltic Sediments     UW    46   46   46   33   33   33   39   39   39   28   28    28   40%  100%   85%   90%    94%    72%
Dacitic Ash Flow Tuff  UW    32   49   56   23   35   40   31   46   56   23   33    40   15%  100%   85%   90%    94%    72%
Rhyolite Dykes         UW    52   52   52   27   27   27   52   52   52   27   27    27    0%  100%   80%   80%    80%    51%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-37

BOREHOLE:OTD346                     MINE AREA: Far North Oyu

                               NO PRIMARIES                 INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                   M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Andesite Dykes         UW    52   53   56   27   27   28   52   52   52   26   27    27    6%  100%   80%   80%    80%    51%
Augite Basalt          UW    43   48   55   31   35   39   33   36   50   24   26    36   65%  100%   85%   90%    94%    72%
Basalt Dykes           UW    46   46   46   23   23   23   44   44   44   22   22    22   11%  100%   80%   80%    80%    51%
Basaltic Sediments     SW    43   43   43   28   28   28   40   40   40   26   26    26   19%   95%   85%   90%    90%    65%
Dacitic Ash Flow Tuff  UW    43   46   52   31   33   37   39   45   52   28   33    37    8%  100%   85%   90%    94%    72%
Dacitic Block Ash Tuff UW    51   55   62   31   33   37   51   55   62   31   33    37    0%   95%   85%   80%    94%    61%
Granodiorite Dykes     UW    45   45   45   23   23   23   45   45   45   23   23    23    0%  100%   80%   80%    80%    51%
Rhyolite Dykes         UW    59   63   66   30   32   34   59   63   66   30   32    34    0%  100%   80%   80%    80%    51%
Sediments              MW    39   40   41   22   23   23   38   40   41   22   22    23    4%   85%   85%   90%    87%    57%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-38

BOREHOLE:OTD355                      MINE AREA: Far North Oyu

                               NO PRIMARIES                 INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                   M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt          UW    46   51   59   33   36   42   44   50   59   32   36    42    3%  100%   85%   90%    94%    72%
Basalt Dykes           UW    54   56   58   27   29   30   54   56   58   27   29    30    1%  100%   80%   80%    80%    51%
Dacitic Ash Flow Tuff  UW    41   44   46   29   32   33   38   43   46   27   31    33    7%  100%   85%   90%    94%    72%
Fault                  UW    30   30   30   13   13   13   30   30   30   13   13    13  100%   85%   80%   80%    80%    44%
Hydrothermal Breccia   UW    46   46   46   23   23   23   46   46   46   23   23    23    0%  100%   80%   80%    80%    51%
Rhyolite Dykes         UW    49   52   62   25   27   32   44   49   61   23   25    31   16%  100%   80%   80%    80%    51%
Sediments              UW    48   48   49   34   35   35   45   47   48   33   34    35    9%  100%   85%   90%    94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-39

BOREHOLE:OTD356                       MINE AREA: Far North Oyu

                               NO PRIMARIES                 INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                   M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Andesite Dykes         UW    52   52   52   26   26   26   52   52   52   26   26    26    0%  100%   80%   80%    80%    51%
Augite Basalt          UW    40   51   58   29   36   42   36   42   48   26   30    35   41%  100%   85%   90%    94%    72%
Basalt Dykes           UW    41   43   46   21   22   24   41   43   46   21   22    24    0%  100%   80%   80%    80%    51%
Basaltic Sediments     MW    53   53   53   30   30   30   53   53   53   30   30    30    0%   85%   85%   90%    87%    57%
Basaltic Sediments     SW    58   59   60   38   39   40   58   59   60   38   39    40    0%   95%   85%   90%    90%    65%
Basaltic Sediments     UW    36   52   62   26   37   44   36   49   62   26   36    44   10%  100%   85%   90%    94%    72%
Dacitic Ash Flow Tuff  UW    43   45   45   31   32   33   41   44   45   29   31    33    6%  100%   85%   90%    94%    72%
Dacitic Block Ash Tuff UW    52   52   52   32   32   32   52   52   52   32   32    32    1%   95%   85%   80%    94%    61%
Fault                  UW    30   30   30   13   13   13   30   30   30   13   13    13  100%   85%   80%   80%    80%    44%
Monzodiorite           UW    46   46   46   24   24   24   46   46   46   24   24    24    0%  100%   80%   80%    80%    51%
Sediments              UW    42   49   51   30   35   37   39   49   51   28   35    37    1%  100%   85%   90%    94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-40

BOREHOLE:OTD359                         MINE AREA: Far North Oyu

                               NO PRIMARIES                 INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                   M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt          UW    43   43   43   31   31   31   42   42   42   30   30    30   10%  100%   85%   90%    94%    72%
Dacitic Ash Flow Tuff  UW    39   46   55   28   33   39   39   44   55   28   32    39   12%  100%   85%   90%    94%    72%
Granodiorite Dykes     MW    44   44   44   19   19   19   43   43   43   19   19    19    8%   85%   80%   80%    80%    44%
Granodiorite Dykes     UW    43   49   54   22   25   28   36   47   51   18   24    26   10%  100%   80%   80%    80%    51%
Monzodiorite           SW    51   53   55   25   26   27   50   52   53   24   25    26    6%   95%   80%   80%    80%    49%
Monzodiorite           UW    38   46   52   19   24   26   34   40   47   17   20    24   41%  100%   80%   80%    80%    51%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-41

BOREHOLE:OTD361                      MINE AREA: Far North Oyu

                               NO PRIMARIES                 INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                   M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Andesite Dykes         MW    55   55   55   24   24   24   55   55   55   24   24    24    0%   85%   80%   80%    80%    44%
Augite Basalt          UW    46   46   47   33   33   34   45   46   46   32   33    33    2%  100%   85%   90%    94%    72%
Basaltic Sediments     UW    46   46   46   33   33   33   46   46   46   33   33    33    0%  100%   85%   90%    94%    72%
Dacitic Block Ash Tuff UW    52   52   52   32   32   32   52   52   52   31   31    31    4%   95%   85%   80%    94%    61%
Fault                  UW    30   30   30   13   13   13   30   30   30   13   13    13  100%   85%   80%   80%    80%    44%
Granodiorite Dykes     UW    52   52   52   27   27   27   47   47   47   24   24    24   25%  100%   80%   80%    80%    51%
Monzodiorite           UW    41   48   51   21   24   26   41   44   47   21   22    24   20%  100%   80%   80%    80%    51%
Rhyolite Dykes         UW    50   52   57   26   27   29   37   39   45   19   20    23   60%  100%   80%   80%    80%    51%
Sediments              MW    53   53   54   30   30   31   53   53   54   30   30    31    0%   85%   85%   90%    87%    57%
Sediments              SW    41   41   41   27   27   27   41   41   41   27   27    27    2%   95%   85%   90%    90%    65%
Sediments              UW    39   44   50   28   31   36   39   43   50   28   31    36    6%  100%   85%   90%    94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-42

BOREHOLE:OTD362                       MINE AREA: Far North Oyu

                               NO PRIMARIES                   INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Basaltic Sediments     UW    50   50   50   36   36   36   50   50   50   36   36    36    0%  100%   85%   90%    94%    72%
Granodiorite Dykes     MW    41   41   41   18   18   18   41   41   41   18   18    18    2%   85%   80%   80%    80%    44%
Granodiorite Dykes     UW    43   49   53   22   25   27   43   47   51   22   24    26    9%  100%   80%   80%    80%    51%
Sediments              MW    38   38   38   22   22   22   37   37   37   21   21    21   18%   85%   85%   90%    87%    57%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-43

BOREHOLE:OTD367B                         MINE AREA: Far North Oyu

                               NO PRIMARIES                 INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                   M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt          UW    37   41   44   27   30   32   37   41   44   27   30    32    0%  100%   85%   90%    94%    72%
Basaltic Sediments     UW    43   44   45   31   32   32   43   44   45   31   32    32    0%  100%   85%   90%    94%    72%
Granodiorite Dykes     UW    32   39   44   17   20   22   32   39   44   17   20    22    0%  100%   80%   80%    80%    51%
Quartz Vein            UW    42   44   46   22   23   24   42   44   46   22   23    24    0%  100%   80%   80%    80%    51%
Sediments              UW    35   38   41   25   28   30   35   38   41   25   28    30    0%  100%   85%   90%    94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-44

BOREHOLE:OTD373                         MINE AREA: Far North Oyu

                               NO PRIMARIES                 INCL. PRIMARIES
                            RMR            MRMR           RMR            MRMR                M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING              MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN   AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Andesite Dykes         UW    44   46   48   22   23   25   44   45   48   22   23    24    2%  100%   80%   80%    80%    51%
Augite Basalt          UW    35   36   38   25   26   28   33   35   37   24   25    27   24%  100%   85%   90%    94%    72%
Basalt Dykes           SW    43   43   43   21   21   21   42   42   42   20   20    20    6%   95%   80%   80%    80%    49%
Basalt Dykes           UW    37   45   49   19   23   25   36   41   49   18   21    25   26%  100%   80%   80%    80%    51%
Basaltic Sediments     MW    44   44   44   25   25   25   43   43   43   24   24    24    4%   85%   85%   90%    87%    57%
Basaltic Sediments     UW    37   44   46   27   32   33   37   44   46   27   31    33    1%  100%   85%   90%    94%    72%
Dacitic Ash Flow Tuff  UW    38   38   38   27   27   27   37   37   37   27   27    27   13%  100%   85%   90%    94%    72%
Dacitic Block Ash Tuff UW    49   49   49   29   29   29   49   49   49   29   29    29    0%   95%   85%   80%    94%    61%
Monzodiorite           UW    34   38   40   18   19   21   34   37   40   17   19    21    6%  100%   80%   80%    80%    51%
Sediments              UW    36   39   43   26   28   31   35   39   43   25   28    31    5%  100%   85%   90%    94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-45

BOREHOLE:OTD374             MINE AREA: Far North Oyu

                                   NO PRIMARIES              INCL. PRIMARIES
                                  RMR       MRMR           RMR            MRMR            M ADJUSTMENTS (SUPPORT)
LITHOLOGY              WEATHERING MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG   MAX  MIN  AVG  MAX    %    WEAT  ORI.  STRES  BLAST. ADJ.
Andesite Dykes            UW  59   59   59   30   30   30   59   59   59    30   30   30    0%  100%   80%   80%   80%    51%
Augite Basalt             UW  41   41   41   29   29   29   41   41   41    29   29   29    0%  100%   85%   90%   94%    72%
Basalt Dykes              UW  40   43   49   21   22   25   40   43   49    21   22   25    0%  100%   80%   80%   80%    51%
Basaltic Sediments        MW  43   43   43   24   24   24   43   43   43    24   24   24    0%   85%   85%   90%   87%    57%
Basaltic Sediments        UW  37   42   52   26   30   37   37   42   52    26   30   37    0%  100%   85%   90%   94%    72%
Dacitic Ash Flow Tuff     UW  39   39   39   28   28   28   39   39   39    28   28   28    0%  100%   85%   90%   94%    72%
Dacitic Block Ash Tuff    UW  44   44   49   27   27   30   44   44   49    27   27   30    0%   95%   85%   80%   94%    61%
Fault Zone                UW  30   30   30   13   13   13   30   30   30    13   13   13  100%   85%   80%   80%   80%    44%
Granodiorite Dykes        UW  41   41   41   21   21   21   41   41   41    21   21   21    0%  100%   80%   80%   80%    51%
Hydrothermal Breccia      UW  46   46   46   23   23   23   46   46   46    23   23   23    0%  100%   80%   80%   80%    51%
Monzodiorite              UW  38   40   42   19   20   21   38   40   42    19   20   21    0%  100%   80%   80%   80%    51%
Sediments                 SW  45   45   45   29   29   29   45   45   45    29   29   29    0%   95%   85%   90%   90%    65%
Sediments                 UW  34   38   43   24   27   31   34   38   43    24   27   31    0%  100%   85%   90%   94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-46

BOREHOLE:OTD381             MINE AREA: Far North Oyu

                                 NO PRIMARIES                INCL. PRIMARIES
                                RMR       MRMR             RMR            MRMR            M ADJUSTMENTS (SUPPORT)
LITHOLOGY            WEATHERING MIN  AVG   MAX   MIN  AVG  MAX  MIN  AVG   MAX  MIN  AVG  MAX    %    WEAT  ORI.  STRES  BLAST. ADJ.
Andesite Dykes          UW  45   45   45    23    23   23   45   45   45    23   23   23    0%  100%   80%   80%   80%    51%
Augite Basalt           UW  34   40   44    25    29   32   33   39   43    24   28   31    7%  100%   85%   90%   94%    72%
Basalt Dykes            UW  40   48   52    21    25   26   40   47   51    21   24   26    3%  100%   80%   80%   80%    51%
Basaltic Sediments      MW  50   50   50    29    29   29   50   50   50    29   29   29    0%   85%   85%   90%   87%    57%
Basaltic Sediments      UW  40   42   44    29    30   31   40   42   44    29   30   31    0%  100%   85%   90%   94%    72%
Dacitic Ash Flow Tuff   UW  44   47   52    32    34   37   42   45   50    30   32   36   12%  100%   85%   90%   94%    72%
Fault                   MW  30   30   30    12    12   12   30   30   30    12   12   12  100%   75%   80%   80%   80%    38%
Fault                   UW  30   30   30    13    13   13   30   30   30    13   13   13  100%   85%   80%   80%   80%    44%
Granodiorite Dykes      UW  34   38   48    17    19   25   34   37   47    17   19   24   10%  100%   80%   80%   80%    51%
Monzodiorite            UW  47   47   47    24    24   24   47   47   47    24   24   24    0%  100%   80%   80%   80%    51%
Sediments               HW  37   37   37    18    18   18   36   36   36    18   18   18    9%   75%   85%   90%   85%    49%
Sediments               MW  30   39   41    17    22   23   30   39   41    17   22   23    3%   85%   85%   90%   87%    57%
Sediments               SW  41   41   41    27    27   27   41   41   41    27   27   27    2%   95%   85%   90%   90%    65%
Sediments               UW  44   44   44    32    32   32   43   43   43    31   31   31    9%  100%   85%   90%   94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-47

BOREHOLE:OTD385             MINE AREA: Far North Oyu

                                 NO PRIMARIES                INCL. PRIMARIES
                                RMR       MRMR             RMR            MRMR            M ADJUSTMENTS (SUPPORT)
LITHOLOGY            WEATHERING MIN  AVG   MAX   MIN  AVG  MAX  MIN  AVG   MAX  MIN  AVG  MAX    %    WEAT  ORI.  STRES  BLAST. ADJ.
Basalt Dykes            UW  57   57   57    29    29   29   57   57   57    29   29   29    0%  100%   80%   80%   80%    51%
Basaltic Sediments      UW  51   51   51    37    37   37   51   51   51    37   37   37    0%  100%   85%   90%   94%    72%
Dacitic Ash Flow Tuff   UW  40   45   54    29    33   39   37   44   54    26   32   39   12%  100%   85%   90%   94%    72%
Fault                   UW  30   30   30    13    13   13   30   30   30    13   13   13  100%   85%   80%   80%   80%    44%
Granodiorite Dykes      SW  38   38   38    18    18   18   35   35   35    17   17   17   38%   95%   80%   80%   80%    49%
Granodiorite Dykes      UW  55   55   55    28    28   28   55   55   55    28   28   28    0%  100%   80%   80%   80%    51%
Rhyolite Dykes          UW  62   62   62    32    32   32   62   62   62    32   32   32    0%  100%   80%   80%   80%    51%
Sediments               SW  41   41   41    27    27   27   38   38   38    25   25   25   28%   95%   85%   90%   90%    65%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-48

BOREHOLE:OTD396             MINE AREA: Far North Oyu

                                 NO PRIMARIES                INCL. PRIMARIES
                                RMR        MRMR             RMR            MRMR            M ADJUSTMENTS (SUPPORT)
LITHOLOGY             WEATHERING MIN  AVG  MAX   MIN  AVG  MAX  MIN  AVG   MAX  MIN  AVG  MAX    %    WEAT  ORI.  STRES  BLAST. ADJ.
Basalt Dykes            UW  39    45   59   20    23   30   39   45   59    20   23   30    3%  100%   80%   80%   80%    51%
Dacitic Ash Flow Tuff   UW  42    42   42   30    30   30   42   42   42    30   30   30    0%  100%   85%   90%   94%    72%
Dacitic Block Ash Tuff  MW  43    45   45   25    25   26   41   41   41    23   23   23   24%   85%   85%   90%   87%    57%
Fault Zone              UW  30    30   30   13    13   13   30   30   30    13   13   13  100%   85%   80%   80%   80%    44%
Granodiorite Dykes      MW  42    49   51   18    21   22   42   43   46    18   19   20   28%   85%   80%   80%   80%    44%
Granodiorite Dykes      SW  42    42   42   20    20   20   38   38   38    18   18   18   34%   95%   80%   80%   80%    49%
Granodiorite Dykes      UW  29    43   62   15    22   32   29   41   59    15   21   30   11%  100%   80%   80%   80%    51%
Quartz Vein             UW  44    46   47   22    23   24   42   45   47    22   23   24    3%  100%   80%   80%   80%    51%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-49

BOREHOLE:OTD401        MINE AREA: Far North Oyu

                                   NO PRIMARIES          INCL. PRIMARIES
                            RMR           MRMR           RMR           MRMR            M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX     %   WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt          UW  44   44   44   32   32   32   39   39   39   28   28   28    36%  100%  85%   90%    94%    72%
Basalt Dykes           UW  38   43   47   19   22   24   38   42   47   19   21   24     7%  100%  80%   80%    80%    51%
Broken Zone            UW  30   30   30   13   13   13   30   30   30   13   13   13   100%   85%  80%   80%    80%    44%
Dacitic Ash Flow Tuff  UW  33   39   47   24   28   34   32   37   47   23   27   34    27%  100%  85%   90%    94%    72%
Fault Zone             HW  30   30   30   10   10   10   30   30   30   10   10   10   100%   65%  80%   80%    80%    33%
Granodiorite Dykes     MW  37   37   37   16   16   16   37   37   37   16   16   16     4%   85%  80%   80%    80%    44%
Granodiorite Dykes     SW  40   40   40   19   19   19   40   40   40   19   19   19     1%   95%  80%   80%    80%    49%
Granodiorite Dykes     UW  35   42   56   18   22   28   35   41   53   18   21   27     7%  100%  80%   80%    80%    51%
Hydrothermal Breccia   SW  59   59   59   29   29   29   59   59   59   29   29   29     0%   95%  80%   80%    80%    49%
Hydrothermal Breccia   UW  43   44   46   22   23   24   43   44   46   22   23   24     1%  100%  80%   80%    80%    51%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-50

BOREHOLE:OTD401A       MINE AREA: Far North Oyu

                                   NO PRIMARIES          INCL. PRIMARIES
                            RMR           MRMR           RMR           MRMR            M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX     %   WEAT  ORI.  STRES  BLAST.  ADJ.
Basalt Dykes           UW  39   42   44   20   22   23   39   41   43   20   21   22    7%   100%  80%   80%    80%    51%
Dacitic Ash Flow Tuff  UW  36   40   43   26   29   31   35   39   43   25   28   31    4%   100%  85%   90%    94%    72%
Granodiorite Dykes     UW  36   41   43   18   21   22   34   35   36   17   18   18   46%   100%  80%   80%    80%    51%
Rhyolite Dykes         UW  37   37   37   19   19   19   36   36   36   19   19   19   10%   100%  80%   80%    80%    51%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-51

BOREHOLE:OTRCD340       MINE AREA: Far North Oyu

                                   NO PRIMARIES          INCL. PRIMARIES
                           RMR           MRMR            RMR           MRMR            M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX     %   WEAT  ORI.  STRES  BLAST.  ADJ.
Andesite Dykes         UW  47   47   47   24   24   24   47   47   47   24   24   24   0%    100%  80%   80%    80%    51%
Augite Basalt          UW  49   51   54   35   37   39   48   51   54   35   37   39   0%    100%  85%   90%    94%    72%
Basalt Dykes           UW  45   45   45   23   23   23   45   45   45   23   23   23   0%    100%  80%   80%    80%    51%
Dacitic Ash Flow Tuff  UW  39   44   58   28   32   42   39   43   57   28   31   41   9%    100%  85%   90%    94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-52

BOREHOLE:OTRCD347       MINE AREA: Far North Oyu

                                   NO PRIMARIES          INCL. PRIMARIES
                           RMR            MRMR           RMR           MRMR            M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX     %   WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt          UW  45   48   53   33   35   38   40   43   52   29   31   37   29%   100%  85%   90%    94%    72%
Basalt Dykes           UW  44   44   44   23   23   23   35   35   35   18   18   18   64%   100%  80%   80%    80%    51%
Basaltic Sediments     UW  50   54   59   36   39   43   50   53   59   36   38   43    2%   100%  85%   90%    94%    72%
Dacitic Ash Flow Tuff  UW  39   51   56   28   37   40   39   50   56   28   36   40    7%   100%  85%   90%    94%    72%
Granodiorite Dykes     UW  58   61   65   30   31   33   58   60   65   30   31   33    0%   100%  80%   80%    80%    51%
Sediments              UW  48   53   57   35   38   41   44   49   52   32   35   38   18%   100%  85%   90%    94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-53

BOREHOLE:OTRCD350       MINE AREA: Far North Oyu

                                   NO PRIMARIES          INCL. PRIMARIES
                           RMR            MRMR           RMR            MRMR           M ADJUSTMENTS (SUPPORT)
LITHOLOGYWEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX     %   WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt          UW  46   51   55   33   36   39   35   45   50   25   33   36   25%   100%  85%   90%    94%    72%
Basaltic Sediments     UW  52   53   54   37   38   39   52   53   54   37   38   39    1%   100%  85%   90%    94%    72%
Dacitic Ash Flow Tuff  UW  47   48   51   34   35   36   47   47   49   34   34   35    6%   100%  85%   90%    94%    72%
Granodiorite Dykes     UW  56   56   56   29   29   29   56   56   56   29   29   29    0%   100%  80%   80%    80%    51%
Monzodiorite           UW  46   46   46   24   24   24   46   46   46   24   24   24    0%   100%  80%   80%    80%    51%
Sediments              UW  50   51   51   36   36   37   45   49   51   33   35   36    7%   100%  85%   90%    94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-54

BOREHOLE:OTRCD352            MINE AREA: Far North Oyu

                                NO PRIMARIES                   INCL. PRIMARIES
                           RMR             MRMR           RMR            MRMR             M ADJUSTMENTS (SUPPORT)
LITHOLOGY  WEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG   MAX    %    WEAT  ORI.  STRES  BLAST. ADJ.
Basaltic Sediments      UW   49   51   60   35   37   43   49   51   60   35   37   43     0%  100%   85%   90%   94%    72%
Dacitic Block Ash Tuff  UW   54   54   54   33   33   33   53   53   53   32   32   32     2%   95%   85%   80%   94%    61%
Fault                   UW   30   30   30   13   13   13   30   30   30   13   13   13   100%   85%   80%   80%   80%    44%
Sediments               UW   44   49   52   32   35   37   44   49   52   32   35   37     1%  100%   85%   90%   94%    72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-55

BOREHOLE:OTRCD352A       MINE AREA: Far North Oyu

                           NO PRIMARIES                      INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR           M ADJUSTMENTS (SUPPORT)
LITHOLOGY  WEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt            UW   65   65   65   46   46   46   65   65   65   46   46   46    0%  100%   85%   90%   94%    72%
Basaltic Sediments       UW   47   51   52   34   36   38   47   51   52   34   36   38    0%  100%   85%   90%   94%    72%
Dacitic Ash Flow Tuff    UW   61   61   61   44   44   44   61   61   61   44   44   44    0%  100%   85%   90%   94%    72%
Dacitic Block Ash Tuff   UW   47   53   55   29   32   33   47   53   55   29   32   33    0%   95%   85%   80%   94%    61%
Fault                    UW   30   30   30   13   13   13   30   30   30   13   13   13  100%   85%   80%   80%   80%    44%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-56

BOREHOLE:OTRCD365        MINE AREA: Far North Oyu

                                 NO PRIMARIES                INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR           M ADJUSTMENTS (SUPPORT)
LITHOLOGY  WEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Augite Basalt            UW   38   46   51   27   33   37   38   46   51   27   33   37   0%         100%   85%     90%    94%   72%
Basalt Dykes             UW   35   48   53   18   24   27   35   48   53   18   24   27   0%         100%   80%     80%    80%   51%
Basaltic Sediments       MW   42   45   48   24   26   27   42   45   48   24   26   27   0%          85%   85%     90%    87%   57%
Basaltic Sediments       UW   45   45   45   32   32   32   45   45   45   32   32   32   0%         100%   85%     90%    94%   72%
Granodiorite Dykes       UW   40   47   52   21   24   26   40   47   52   21   24   26   0%         100%   80%     80%    80%   51%
Hydrothermal Breccia     UW   38   38   38   19   19   19   38   38   38   19   19   19   0%         100%   80%     80%    80%   51%
Monzodiorite             UW   39   44   49   20   23   25   39   44   49   20   23   25   0%         100%   80%     80%    80%   51%
Sediments                MW   40   40   40   23   23   23   40   40   40   23   23   23   0%          85%   85%     90%    87%   57%
Sediments                SW   43   43   43   28   28   28   43   43   43   28   28   28   0%          95%   85%     90%    90%   65%
Sediments                UW   48   48   48   35   35   35   48   48   48   35   35   35   0%         100%   85%     90%    94%   72%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-57

BOREHOLE:OTD354          MINE AREA: North west flank

                                NO PRIMARIES                 INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR           M ADJUSTMENTS (SUPPORT)
LITHOLOGY  WEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Andesite Dykes           UW   52   52   52   27   27   27   43   43   43   22   22   22   41%  100%   80%   80%   80%    51%
Basaltic Sediments       UW   48   50   55   34   36   39   44   47   53   32   34   38   15%  100%   85%   90%   94%    72%
Monzodiorite             UW   46   49   59   23   25   30   44   45   46   23   23   23   17%  100%   80%   80%   80%    51%
Rhyolite Dykes           UW   56   57   57   29   29   29   54   55   56   27   28   29    4%  100%   80%   80%   80%    51%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-58

BOREHOLE:OTD360          MINE AREA: North west flank

                                NO PRIMARIES                 INCL. PRIMARIES
                             RMR            MRMR           RMR            MRMR           M ADJUSTMENTS (SUPPORT)
LITHOLOGY  WEATHERING             MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX  MIN  AVG  MAX    %    WEAT  ORI.  STRES  BLAST.  ADJ.
Granodiorite Dykes       UW   48   48   48   24   24   24   44   44   44   22   22   22   23%  100%   80%   80%   80%    51%
Monzodiorite             MW   41   41   41   18   18   18   41   41   41   18   18   18    0%   85%   80%   80%   80%    44%
Monzodiorite             UW   43   46   54   22   23   27   38   43   54   20   22   27   19%  100%   80%   80%   80%    51%
Rhyolite Dykes           HW   46   46   46   18   18   18   38   38   38   15   15   15   48%   75%   80%   80%   80%    38%
Rhyolite Dykes           MW   44   44   44   19   19   19   44   44   44   19   19   19    0%   85%   80%   80%   80%    44%
Rhyolite Dykes           SW   59   59   59   28   28   28   53   53   53   26   26   26   18%   95%   80%   80%   80%    49%
Rhyolite Dykes           UW   47   53   62   24   27   32   43   48   62   22   25   32   19%  100%   80%   80%   80%    51%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-59

     MINE AREA: FAR NORTH OYU

                                       NO PRIMARIES                               INCL. PRIMARIES
                                     Q                    Q'                   Q                    Q'
      LITHOLOGY        WEATHERING   MIN    AVG    MAX    MIN    AVG    MAX    MIN    AVG    MAX    MIN    AVG    MAX    %
Andesite Dykes             MW      1.451  1.451  1.451  1.451  1.451  1.451  1.451  1.451  1.451  1.451  1.451  1.451    0%
Andesite Dykes             UW      1.052  2.149  4.449  1.052  2.149  4.449  0.929  1.987  4.449  0.929  2.008  4.449    8%
Augite Basalt              MW      1.559  1.559  1.559  1.559  1.559  1.559  1.559  1.559  1.559  1.559  1.559  1.559    0%
Augite Basalt              SW      1.469  1.469  1.469  1.469  1.469  1.469  1.469  1.469  1.469  1.469  1.469  1.469    0%
Augite Basalt              UW      0.185  1.188  4.381  0.185  1.188  4.381  0.227  1.046  4.381  0.227  1.092  4.381   17%
Basalt Dykes               SW      1.098  1.414  3.398  1.098  1.414  3.398  1.051  1.344  3.398  1.051  1.359  3.398    6%
Basalt Dykes               UW      0.119  1.559  6.422  0.119  1.559  6.422  0.147  1.504  6.422  0.147  1.522  6.422    7%
Basaltic Sediments         CW      0.885  0.885  0.885  2.214  2.214  2.214  2.214  0.885  2.214  2.214  2.214  2.214    0%
Basaltic Sediments         MW      1.116  1.541  2.987  1.116  1.541  2.987  1.085  1.524  2.987  1.085  1.528  2.987    1%
Basaltic Sediments         SW      1.082  3.040  5.942  1.082  3.040  5.942  1.074  2.992  5.942  1.074  2.999  5.942    3%
Basaltic Sediments         UW      0.442  1.365  6.086  0.442  1.365  6.086  0.441  1.329  6.086  0.441  1.334  6.086    2%
Broken Zone                UW      0.030  0.030  0.030  0.300  0.300  0.300  0.300  0.030  0.300  0.300  0.300  0.300  100%
Conglomerate               MW      1.591  1.955  2.357  1.591  1.955  2.357  1.591  1.945  2.357  1.591  1.946  2.357    0%
Conglomerate               SW      1.940  2.865  5.426  1.940  2.865  5.426  1.928  2.748  5.426  1.928  2.759  5.426    4%
Conglomerate               UW      1.105  2.094  5.545  1.105  2.094  5.545  1.105  1.960  5.545  1.105  1.978  5.545    7%
Dacitic Ash Flow Tuff      MW      1.877  1.877  1.877  1.877  1.877  1.877  1.877  1.877  1.877  1.877  1.877  1.877    0%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-60

MINE AREA: FAR NORTH OYU

                                         NO PRIMARIES                                   INCL. PRIMARIES
                                     Q                        Q'                   Q                       Q'
      LITHOLOGY          WEATHERING   MIN     AVG     MAX    MIN    AVG    MAX    MIN     AVG     MAX     MIN     AVG     MAX    %
Dacitic Ash Flow Tuff        UW      0.410   1.236   5.992  0.410  1.236  5.992  0.378   1.100   5.992   0.378   1.136   5.992   14%
Dacitic Block Ash Tuff       MW      0.950   1.260   1.360  0.950  1.260  1.360  0.823   0.960   1.090   0.823   1.024   1.090   24%
Dacitic Block Ash Tuff       UW      0.678   1.273   1.888  0.678  1.273  1.888  0.599   1.221   1.888   0.599   1.235   1.888    5%
   Fault                     MW      0.030   0.030   0.030  0.300  0.300  0.300  0.300   0.030   0.300   0.300   0.300   0.300  100%
   Fault                     UW      0.030   0.030   0.030  0.300  0.300  0.300  0.300   0.030   0.300   0.300   0.300   0.300  100%
Fault Zone                   HW      0.030   0.030   0.030  0.300  0.300  0.300  0.300   0.030   0.300   0.300   0.300   0.300  100%
Fault Zone                   UW      0.030   0.030   0.030  0.300  0.300  0.300  0.300   0.030   0.300   0.300   0.300   0.300  100%
Granodiorite Dykes           HW      0.678   0.839   1.156  1.694  2.098  2.889  1.687   0.830   2.844   1.687   2.078   2.844    1%
Granodiorite Dykes           MW      0.651   1.487   3.000  0.651  1.487  3.000  0.623   1.274   3.000   0.623   1.313   3.000   14%
Granodiorite Dykes           SW      0.732   1.399   5.710  0.732  1.399  5.710  0.568   1.161   5.710   0.568   1.218   5.710   21%
Granodiorite Dykes           UW      0.033   1.662   6.094  0.033  1.662  6.094  0.033   1.534   6.094   0.033   1.560   6.094   10%
 Hydrothermal Breccia        SW      2.796   2.796   2.796  2.796  2.796  2.796  2.796   2.796   2.796   2.796   2.796   2.796    0%
 Hydrothermal Breccia        UW      0.983   1.129   1.422  0.983  1.129  1.422  0.983   1.123   1.422   0.983   1.125   1.422    0%
     Monzodiorite            MW      1.446   1.446   1.446  1.446  1.446  1.446  1.446   1.446   1.446   1.446   1.446   1.446    0%
     Monzodiorite            SW      1.557   1.653   1.730  1.557  1.653  1.730  1.531   1.559   1.609   1.531   1.574   1.609    6%
     Monzodiorite            UW      0.040   0.892   6.491  0.040  0.892  6.491  0.040   0.807   6.491   0.040   0.841   6.491   13%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-61

MINE AREA: FAR NORTH OYU

                                         NO PRIMARIES                                   INCL. PRIMARIES
                                     Q                        Q'                   Q                       Q'
  LITHOLOGY              WEATHERING   MIN     AVG     MAX    MIN    AVG    MAX    MIN     AVG     MAX     MIN     AVG     MAX    %
Quartz Vein                  UW      0.650   1.107   1.524  0.650  1.107  1.524  0.650   1.094   1.524   0.650   1.097   1.524    1%
Rhyolite Dykes               SW      1.851   1.851   1.851  1.851  1.851  1.851  1.056   0.918   1.056   1.056   1.056   1.056   51%
Rhyolite Dykes               UW      0.109   1.666   4.844  0.109  1.666  4.844  0.234   1.455   4.844   0.234   1.523   4.844   25%
Sediments                    HW      0.501   0.591   0.854  1.254  1.477  2.134  1.242   0.567   1.964   1.242   1.425   1.964    3%
Sediments                    MW      1.166   2.242   44.33  1.166  2.242  44.33  1.166   2.119   44.33   1.166   2.138   44.33    7%
Sediments                    SW      0.730   1.266   2.431  0.730  1.266  2.431  0.608   1.236   2.431   0.608   1.246   2.431    4%
Sediments                    UW      0.464   1.306   3.989  0.464  1.306  3.989  0.464   1.227   3.562   0.464   1.242   3.562    6%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-62

MINE AREA: NORTH WEST FLANK

                                         NO PRIMARIES                                   INCL. PRIMARIES
                                     Q                        Q'                   Q                       Q'
   LITHOLOGY             WEATHERING   MIN     AVG     MAX    MIN    AVG    MAX    MIN     AVG     MAX     MIN     AVG     MAX    %
Andesite Dykes               UW      2.186   2.186   2.186  2.186  2.186  2.186  1.420   1.311   1.420   1.420   1.420   1.420   41%
Basaltic Sediments           UW      1.153   1.673   2.698  1.153  1.673  2.698  0.973   1.466   2.462   0.973   1.506   2.462   15%
Granodiorite Dykes           UW      1.566   1.566   1.566  1.566  1.566  1.566  1.268   1.205   1.268   1.268   1.268   1.268   23%
Monzodiorite                 MW      1.187   1.187   1.187  1.187  1.187  1.187  1.187   1.187   1.187   1.187   1.187   1.187    0%
Monzodiorite                 UW      0.740   1.508   3.676  0.740  1.508  3.676  0.529   1.171   1.940   0.529   1.220   1.940   18%
Rhyolite Dykes               HW      0.645   0.645   0.645  1.614  1.614  1.614  0.979   0.348   0.979   0.979   0.979   0.979   48%
Rhyolite Dykes               MW      1.783   1.783   1.783  1.783  1.783  1.783  1.783   1.783   1.783   1.783   1.783   1.783    0%
Rhyolite Dykes               SW      2.906   2.906   2.906  2.906  2.906  2.906  2.438   2.390   2.438   2.438   2.438   2.438   18%
Rhyolite Dykes               UW      0.651   1.311   6.157  0.651  1.311  6.157  0.614   1.095   6.157   0.614   1.144   6.157   18%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-63

         The RMR, MRMR, Q and Q' data is tabulated, showing the minimum, maximum, mean, 25th percentile and 75th percentile values for each parameter.

                                        WEIGHTED BY
       CAVING             FN      EAST   INTERVAL                           MRMR INCL PRIMARIES                       NUMBER OF
     LITHOLOGY            W       CODE    LENGTH          MIN          25%            AVE         75%        MAX       ENTRIES
-------------------------------------------------------------------------------------------------------------------------------
Andesite Dykes            HW       1                                                                                     1
Andesite Dykes            MW       2                                                                                     0
Andesite Dykes            SW       3                                                                                     0
Andesite Dykes            UW       4        45             36           41             44          46         53         11
Augite Basalt             HW       5                                                                                     1
Augite Basalt             MW       6        36             36           36             36          36         36         1
Augite Basalt             SW       7        40             40           40             40          40         40         1
Augite Basalt             UW       8        41             30           36             41          45         53         43
Basalt Dykes              HW       9                                                                                     0
Basalt Dykes              MW       10                                                                                    0
Basalt Dykes              SW       11       36             36           36             36          36         36         1
Basalt Dykes              UW       12       42             32           36             41          44         52         24
Basaltic Sediments        HW       13                                                                                    3
Basaltic Sediments        MW       14       34             32           33             36          37         41         7
Basaltic Sediments        SW       15       44             29           43             46          50         41         3
Basaltic Sediments        UW       16       42             32           38             42          46         56         48
Basaltic Sediments        CW       62       37             37           37             37          37         37         1
Broken Zone               HW       17                                                                                    0
Broken Zone               SW       18                                                                                    0
Broken Zone               UW       19       23             23           23             23          23         23         1
Conglomerate              HW       20                                                                                    2
Conglomerate              MW       21       37             37           37             37          38         39         4
Conglomerate              SW       22       42             38           41             43          46         47         3
Conglomerate              UW       23       45             41           43             53          47         53         8
Cover Material            CW       24                                                                                    12
Dacitic Ash Flow Tuff     HW       25                                                                                    1
Dacitic Ash Flow Tuff     MW       26       40             40           40             40          40         40         1
Dacitic Ash Flow Tuff     SW       27                                                                                    0
Dacitic Ash Flow Tuff     UW       28       40             29           36             39          42         52         44
Dacitic Block Ash Tuff    MW       29                                                                                    0
Dacitic Block Ash Tuff    UW       30       40             29           37             40          42         53         10
Fault                     HW       31                                                                                    0
Fault                     MW       32       20             20           20             20          20         20         2
Fault                     SW       33                                                                                    0
Fault                     UW       34       23             23           23             23          23         23         11
Fault Zone                HW       35                                                                                    0
Fault Zone                MW       36                                                                                    0
Fault Zone                SW       37                                                                                    0
Fault Zone                UW       38       23             23           23             23          23         23         2
Fine Laminated Tuff       UW       39                                                                                    0
Granodiorite Dykes        HW       40       34             34           34             34          34         34         1
Granodiorite Dykes        MW       41       27             27           27             27          27         27         1
Granodiorite Dykes        SW       42       39             30           37             42          37         52         3
Granodiorite Dykes        UW       43       44             31           37             45          53         59         21
Hydrothermal Breccia      SW       44                                                                                    0
Hydrothermal Breccia      UW       45       41             41           41             41          41         41         1
Monzodiorite              CW       46                                                                                    0
Monzodiorite              HW       47                                                                                    0
Monzodiorite              MW       48                                                                                    0
Monzodiorite              SW       49                                                                                    0
Monzodiorite              UW       50       38             31           35             40          35         59         11
Quartz Vein               UW       51       38             38           38             38          38         38         1
Rhyolite Dykes            HW       52                                                                                    0
Rhyolite Dykes            MW       53                                                                                    0
Rhyolite Dykes            SW       54       34             34           34             34          34         34         1
Rhyolite Dykes            UW       55       42             32           37             44          50         56         10
Sediments                 HW       56       27             19           25             26          27         23         2
Sediments                 MW       57       31             23           29             33          31         60         9
Sediments                 SW       58       37             32           35             37          38         42         6
Sediments                 UW       59       39             31           35             39          43         48         55
Shear Zone                UW       60                                                                                    0
Shear Zone                CW       61                                                                                    0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-64

                                        WEIGHTED BY
       CAVING             FN      ORE    INTERVAL                           MRMR INCL PRIMARIES                       NUMBER OF
     LITHOLOGY            W       CODE    LENGTH          MIN          25%            AVE         75%        MAX       ENTRIES
-------------------------------------------------------------------------------------------------------------------------------
Andesite Dykes            HW       1                                                                                     0
Andesite Dykes            MW       2                                                                                     0
Andesite Dykes            SW       3                                                                                     0
Andesite Dykes            UW       4        49             49           49             49          49         49         1
Augite Basalt             HW       5                                                                                     0
Augite Basalt             MW       6                                                                                     0
Augite Basalt             SW       7                                                                                     0
Augite Basalt             UW       8        41             35           38             42          43         59         10
Basalt Dykes              HW       9                                                                                     0
Basalt Dykes              MW       10                                                                                    0
Basalt Dykes              SW       11                                                                                    0
Basalt Dykes              UW       12       43             36           40             46          52         56         6
Basaltic Sediments        HW       13                                                                                    0
Basaltic Sediments        MW       14                                                                                    0
Basaltic Sediments        SW       15                                                                                    0
Basaltic Sediments        UW       16       46             42           44             45          46         47         3
Basaltic Sediments        CW       62                                                                                    0
Broken Zone               HW       17                                                                                    0
Broken Zone               SW       18                                                                                    0
Broken Zone               UW       19                                                                                    0
Conglomerate              HW       20                                                                                    0
Conglomerate              MW       21                                                                                    0
Conglomerate              SW       22                                                                                    0
Conglomerate              UW       23                                                                                    0
Cover Material            CW       24                                                                                    0
Dacitic Ash Flow Tuff     HW       25                                                                                    0
Dacitic Ash Flow Tuff     MW       26                                                                                    0
Dacitic Ash Flow Tuff     SW       27                                                                                    0
Dacitic Ash Flow Tuff     UW       28       41             28           38             41          45         57         42
Dacitic Block Ash Tuff    MW       29                                                                                    0
Dacitic Block Ash Tuff    UW       30       46             40           44             46          48         50         4
Fault                     HW       31                                                                                    0
Fault                     MW       32                                                                                    0
Fault                     SW       33                                                                                    0
Fault                     UW       34       23             23           23             23          23         23         6
Fault Zone                HW       35                                                                                    0
Fault Zone                MW       36                                                                                    0
Fault Zone                SW       37                                                                                    0
Fault Zone                UW       38       23             23           23             23          23         23         4
Fine Laminated Tuff       UW       39                                                                                    0
Granodiorite Dykes        HW       40                                                                                    0
Granodiorite Dykes        MW       41                                                                                    0
Granodiorite Dykes        SW       42                                                                                    0
Granodiorite Dykes        UW       43       50             50           50             50          50         50         1
Hydrothermal Breccia      SW       44                                                                                    0
Hydrothermal Breccia      UW       45       35             34           36             38          40         41         2
Monzodiorite              CW       46                                                                                    0
Monzodiorite              HW       47                                                                                    0
Monzodiorite              MW       48                                                                                    0
Monzodiorite              SW       49                                                                                    0
Monzodiorite              UW       50       56             56           56             56          56         56         1
Quartz Vein               UW       51       41             41           41             41          41         41         1
Rhyolite Dykes            HW       52                                                                                    0
Rhyolite Dykes            MW       53                                                                                    0
Rhyolite Dykes            SW       54                                                                                    0
Rhyolite Dykes            UW       55       44             40           43             48          52         59         3
Sediments                 HW       56                                                                                    0
Sediments                 MW       57                                                                                    0
Sediments                 SW       58                                                                                    0
Sediments                 UW       59                                                                                    0
Shear Zone                UW       60                                                                                    0
Shear Zone                CW       61                                                                                    0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-65

                                        WEIGHTED BY
       CAVING             FN      WEST   INTERVAL                           MRMR INCL PRIMARIES                       NUMBER OF
     LITHOLOGY            W       CODE    LENGTH          MIN          25%            AVE         75%        MAX       ENTRIES
-------------------------------------------------------------------------------------------------------------------------------
Andesite Dykes            HW       1                                                                                     0
Andesite Dykes            MW       2        42             42           42             42          42         42         1
Andesite Dykes            SW       3                                                                                     0
Andesite Dykes            UW       4        44             23           35             41          46         59         5
Augite Basalt             HW       5                                                                                     0
Augite Basalt             MW       6                                                                                     0
Augite Basalt             SW       7                                                                                     0
Augite Basalt             UW       8        39             23           35             40          42         59         51
Basalt Dykes              HW       9                                                                                     1
Basalt Dykes              MW       10                                                                                    0
Basalt Dykes              SW       11       44             43           45             47          49         50         2
Basalt Dykes              UW       12       40                                                                           12
Basaltic Sediments        HW       13                                                                                    1
Basaltic Sediments        MW       14       37             37           37             37          37         37         2
Basaltic Sediments        SW       15       34             34           34             34          34         34         1
Basaltic Sediments        UW       16       42             35           40             43          46         50         4
Basaltic Sediments        CW       62                                                                                    0
Broken Zone               HW       17                                                                                    0
Broken Zone               SW       18                                                                                    0
Broken Zone               UW       19                                                                                    0
Conglomerate              HW       20                                                                                    0
Conglomerate              MW       21       42             42           42             42          42         42         1
Conglomerate              SW       22                                                                                    0
Conglomerate              UW       23                                                                                    0
Cover Material            CW       24                                                                                    10
Dacitic Ash Flow Tuff     HW       25                                                                                    0
Dacitic Ash Flow Tuff     MW       26                                                                                    1
Dacitic Ash Flow Tuff     SW       27                                                                                    0
Dacitic Ash Flow Tuff     UW       28       39             23           36             40          42         59         61
Dacitic Block Ash Tuff    MW       29       31             31           31             31          31         31         2
Dacitic Block Ash Tuff    UW       30       42             23           35             40          42         59         6
Fault                     HW       31                                                                                    0
Fault                     MW       32                                                                                    0
Fault                     SW       33                                                                                    0
Fault                     UW       34       23             23           23             23          23         23         5
Fault Zone                HW       35       18             18           18             18          18         18         1
Fault Zone                MW       36                                                                                    0
Fault Zone                SW       37                                                                                    0
Fault Zone                UW       38       23             23           23             23          23         23         4
Fine Laminated Tuff       UW       39                                                                                    0
Granodiorite Dykes        HW       40       38             38           38             38          38         38         7
Granodiorite Dykes        MW       41       34             28           32             35          37         42         10
Granodiorite Dykes        SW       42       37                                                                           5
Granodiorite Dykes        UW       43       40                                                                           84
Hydrothermal Breccia      SW       44       50             50           50             50          50         50         1
Hydrothermal Breccia      UW       45       40             26           39             27          41         28         2
Monzodiorite              CW       46                                                                                    0
Monzodiorite              HW       47                                                                                    0
Monzodiorite              MW       48       39             39           39             39          39         39         1
Monzodiorite              SW       49       44             29           43             30          45         30         2
Monzodiorite              UW       50       39             31           37             39          42         44         19
Quartz Vein               UW       51       41             25           39             41          42         28         4
Rhyolite Dykes            HW       52                                                                                    1
Rhyolite Dykes            MW       53                                                                                    0
Rhyolite Dykes            SW       54                                                                                    0
Rhyolite Dykes            UW       55       41             18           35             39          42         59         9
Sediments                 HW       56                                                                                    4
Sediments                 MW       57       32             18           35             39          42         54         8
Sediments                 SW       58       39             35           38             40          43         46         3
Sediments                 UW       59       40             35           37             40          43         46         11
Shear Zone                UW       60                                                                                    0
Shear Zone                CW       61                                                                                    0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-66

                                        WEIGHTED BY
     UG SUPPORT           FN      EAST   INTERVAL                           MRMR INCL PRIMARIES                       NUMBER OF
     LITHOLOGY            W       CODE    LENGTH          MIN          25%            AVE         75%        MAX       ENTRIES
-------------------------------------------------------------------------------------------------------------------------------
Andesite Dykes            HW       1                                                                                     1
Andesite Dykes            MW       2                                                                                     0
Andesite Dykes            SW       3                                                                                     0
Andesite Dykes            UW       4        30             24           28             29          31         35         11
Augite Basalt             HW       5                                                                                     1
Augite Basalt             MW       6        29             29           29             29          29         29         1
Augite Basalt             SW       7        32             32           32             32          32         32         1
Augite Basalt             UW       8        33             24           29             33          36         42         43
Basalt Dykes              HW       9                                                                                     0
Basalt Dykes              MW       10                                                                                    0
Basalt Dykes              SW       11       24             24           24             24          24         24         1
Basalt Dykes              UW       12       28             21           24             27          29         35         24
Basaltic Sediments        HW       13                                                                                    3
Basaltic Sediments        MW       14       27             26           26             28          30         32         7
Basaltic Sediments        SW       15       35             29           34             36          40         41         3
Basaltic Sediments        UW       16       33             26           31             33          37         45         48
Basaltic Sediments        CW       62       30             30           30             30          30         30         1
Broken Zone               HW       17                                                                                    0
Broken Zone               SW       18                                                                                    0
Broken Zone               UW       19       15             15           15             15          15         15         1
Conglomerate              HW       20                                                                                    2
Conglomerate              MW       21       30             29           29             30          30         31         4
Conglomerate              SW       22       34             31           33             35          37         38         3
Conglomerate              UW       23       36             32           34             42          37         42         8
Cover Material            CW       24                                                                                    12
Dacitic Ash Flow Tuff     HW       25                                                                                    1
Dacitic Ash Flow Tuff     MW       26       32             32           32             32          32         32         1
Dacitic Ash Flow Tuff     SW       27                                                                                    0
Dacitic Ash Flow Tuff     UW       28       32             23           28             31          34         42         44
Dacitic Block Ash Tuff    MW       29                                                                                    0
Dacitic Block Ash Tuff    UW       30       28             21           26             28          30         38         10
Fault                     HW       31                                                                                    0
Fault                     MW       32       14             14           14             14          14         14         2
Fault                     SW       33                                                                                    0
Fault                     UW       34       15             15           15             15          15         15         11
Fault Zone                HW       35                                                                                    0
Fault Zone                MW       36                                                                                    0
Fault Zone                SW       37                                                                                    0
Fault Zone                UW       38       15             15           15             15          15         15         2
Fine Laminated Tuff       UW       39                                                                                    0
Granodiorite Dykes        HW       40       23             23           23             23          23         23         1
Granodiorite Dykes        MW       41       18             18           18             18          18         18         1
Granodiorite Dykes        SW       42       26             20           25             28          25         35         3
Granodiorite Dykes        UW       43       29             20           25             30          35         39         21
Hydrothermal Breccia      SW       44                                                                                    0
Hydrothermal Breccia      UW       45       28             28           28             28          28         28         1
Monzodiorite              CW       46                                                                                    0
Monzodiorite              HW       47                                                                                    0
Monzodiorite              MW       48                                                                                    0
Monzodiorite              SW       49                                                                                    0
Monzodiorite              UW       50       25             20           23             27          23         39         11
Quartz Vein               UW       51       25             25           25             25          25         25         1
Rhyolite Dykes            HW       52                                                                                    0
Rhyolite Dykes            MW       53                                                                                    0
Rhyolite Dykes            SW       54       23             23           23             23          23         23         1
Rhyolite Dykes            UW       55       28             22           25             30          33         37         10
Sediments                 HW       56       22             19           20             21          22         23         2
Sediments                 MW       57       24             18           23             27          25         48         9
Sediments                 SW       58       29             26           28             30          31         33         6
Sediments                 UW       59       31             24           28             31          35         38         55
Shear Zone                UW       60                                                                                    0
Shear Zone                CW       61                                                                                    0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-67

                                        WEIGHTED BY
     UG SUPPORT           FN      ORE    INTERVAL                           MRMR INCL PRIMARIES                       NUMBER OF
     LITHOLOGY            W       CODE    LENGTH          MIN          25%            AVE         75%        MAX       ENTRIES
-------------------------------------------------------------------------------------------------------------------------------
Andesite Dykes            HW       1                                                                                     0
Andesite Dykes            MW       2                                                                                     0
Andesite Dykes            SW       3                                                                                     0
Andesite Dykes            UW       4        32             32           32             32          32         32         1
Augite Basalt             HW       5                                                                                     0
Augite Basalt             MW       6                                                                                     0
Augite Basalt             SW       7                                                                                     0
Augite Basalt             UW       8        33             28           30             33          35         47         10
Basalt Dykes              HW       9                                                                                     0
Basalt Dykes              MW       10                                                                                    0
Basalt Dykes              SW       11                                                                                    0
Basalt Dykes              UW       12       29             24           27             31          35         37         6
Basaltic Sediments        HW       13                                                                                    0
Basaltic Sediments        MW       14                                                                                    0
Basaltic Sediments        SW       15                                                                                    0
Basaltic Sediments        UW       16       37             34           35             36          37         37         3
Basaltic Sediments        CW       62                                                                                    0
Broken Zone               HW       17                                                                                    0
Broken Zone               SW       18                                                                                    0
Broken Zone               UW       19                                                                                    0
Conglomerate              HW       20                                                                                    0
Conglomerate              MW       21                                                                                    0
Conglomerate              SW       22                                                                                    0
Conglomerate              UW       23                                                                                    0
Cover Material            CW       24                                                                                    0
Dacitic Ash Flow Tuff     HW       25                                                                                    0
Dacitic Ash Flow Tuff     MW       26                                                                                    0
Dacitic Ash Flow Tuff     SW       27                                                                                    0
Dacitic Ash Flow Tuff     UW       28       33             22           30             33          36         45         42
Dacitic Block Ash Tuff    MW       29                                                                                    0
Dacitic Block Ash Tuff    UW       30       33             29           31             32          34         35         4
Fault                     HW       31                                                                                    0
Fault                     MW       32                                                                                    0
Fault                     SW       33                                                                                    0
Fault                     UW       34       15             15           15             15          15         15         6
Fault Zone                HW       35                                                                                    0
Fault Zone                MW       36                                                                                    0
Fault Zone                SW       37                                                                                    0
Fault Zone                UW       38       15             15           15             15          15         15         4
Fine Laminated Tuff       UW       39                                                                                    0
Granodiorite Dykes        HW       40                                                                                    0
Granodiorite Dykes        MW       41                                                                                    0
Granodiorite Dykes        SW       42                                                                                    0
Granodiorite Dykes        UW       43       33             33           33             33          33         33         1
Hydrothermal Breccia      SW       44                                                                                    0
Hydrothermal Breccia      UW       45       24             23           24             25          26         28         2
Monzodiorite              CW       46                                                                                    0
Monzodiorite              HW       47                                                                                    0
Monzodiorite              MW       48                                                                                    0
Monzodiorite              SW       49                                                                                    0
Monzodiorite              UW       50       37             37           37             37          37         37         1
Quartz Vein               UW       51       28             28           28             28          28         28         1
Rhyolite Dykes            HW       52                                                                                    0
Rhyolite Dykes            MW       53                                                                                    0
Rhyolite Dykes            SW       54                                                                                    0
Rhyolite Dykes            UW       55       29             26           29             32          35         39         3
Sediments                 HW       56                                                                                    0
Sediments                 MW       57                                                                                    0
Sediments                 SW       58                                                                                    0
Sediments                 UW       59                                                                                    0
Shear Zone                UW       60                                                                                    0
Shear Zone                CW       61                                                                                    0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 1-68

                                        WEIGHTED BY
     UG SUPPORT           FN      WEST   INTERVAL                           MRMR INCL PRIMARIES                       NUMBER OF
     LITHOLOGY            W       CODE    LENGTH          MIN          25%            AVE         75%        MAX       ENTRIES
-------------------------------------------------------------------------------------------------------------------------------
Andesite Dykes            HW       1                                                                                     0
Andesite Dykes            MW       2        28             28           28             28          28         28         1
Andesite Dykes            SW       3                                                                                     0
Andesite Dykes            UW       4        29             15           27             30          33         40         5
Augite Basalt             HW       5                                                                                     0
Augite Basalt             MW       6                                                                                     0
Augite Basalt             SW       7                                                                                     0
Augite Basalt             UW       8        31             15           27             30          33         40         51
Basalt Dykes              HW       9                                                                                     1
Basalt Dykes              MW       10                                                                                    0
Basalt Dykes              SW       11       29             29           30             31          32         34         2
Basalt Dykes              UW       12       27                                                                           12
Basaltic Sediments        HW       13                                                                                    1
Basaltic Sediments        MW       14       29             29           29             29          29         29         2
Basaltic Sediments        SW       15       27             27           27             27          27         27         1
Basaltic Sediments        UW       16       33             28           32             34          37         40         4
Basaltic Sediments        CW       62                                                                                    0
Broken Zone               HW       17                                                                                    0
Broken Zone               SW       18                                                                                    0
Broken Zone               UW       19                                                                                    0
Conglomerate              HW       20                                                                                    0
Conglomerate              MW       21       34             34           34             34          34         34         1
Conglomerate              SW       22                                                                                    0
Conglomerate              UW       23                                                                                    0
Cover Material            CW       24                                                                                    10
Dacitic Ash Flow Tuff     HW       25                                                                                    0
Dacitic Ash Flow Tuff     MW       26                                                                                    1
Dacitic Ash Flow Tuff     SW       27                                                                                    0
Dacitic Ash Flow Tuff     UW       28       31             15           28             31          33         42         61
Dacitic Block Ash Tuff    MW       29       25             25           25             25          25         25         2
Dacitic Block Ash Tuff    UW       30       30             15           28             31          33         42         6
Fault                     HW       31                                                                                    0
Fault                     MW       32                                                                                    0
Fault                     SW       33                                                                                    0
Fault                     UW       34       15             15           15             15          15         15         5
Fault Zone                HW       35       12             12           12             12          12         12         1
Fault Zone                MW       36                                                                                    0
Fault Zone                SW       37                                                                                    0
Fault Zone                UW       38       15             15           15             15          15         15         4
Fine Laminated Tuff       UW       39                                                                                    0
Granodiorite Dykes        HW       40       26             26           26             26          26         26         7
Granodiorite Dykes        MW       41       23             19           21             23          25         28         10
Granodiorite Dykes        SW       42       25                                                                           5
Granodiorite Dykes        UW       43       27                                                                           84
Hydrothermal Breccia      SW       44       34             34           34             34          34         34         1
Hydrothermal Breccia      UW       45       27             26           26             27          27         28         2
Monzodiorite              CW       46                                                                                    0
Monzodiorite              HW       47                                                                                    0
Monzodiorite              MW       48       26             26           26             26          26         26         1
Monzodiorite              SW       49       30             29           29             30          30         30         2
Monzodiorite              UW       50       26             20           25             26          28         29         19
Quartz Vein               UW       51       27             25           26             27          28         28         4
Rhyolite Dykes            HW       52                                                                                    1
Rhyolite Dykes            MW       53                                                                                    0
Rhyolite Dykes            SW       54                                                                                    0
Rhyolite Dykes            UW       55       27             12           25             28          32         42         9
Sediments                 HW       56                                                                                    4
Sediments                 MW       57       26             12           25             28          32         42         8
Sediments                 SW       58       31             28           30             32          34         37         3
Sediments                 UW       59       32             28           29             32          35         37         11
Shear Zone                UW       60                                                                                    0
Shear Zone                CW       61                                                                                    0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-69

         2        UNDERGROUND MINING

         2.1      MINING METHOD SELECTION

                  In selecting the underground mining methods appropriate for the extraction of large, relatively low grade deposits; consideration has to be given too many factors. Some of the more important ones are:

                  -        Minimising capital expenditure

                  -        Minimising operating costs

                  -        Ability to produce higher grade material early

                  -        Ability to ramp up production rapidly

                  -        Ability to generate high production outputs

                  - Ability to create a "rock factory", i.e. high production rates with minimal delays and production interruptions

                  When considering these factors, it is obvious that certain mining methods will be ruled out. These methods include:

                  - CUT AND FILL. This is generally a bottom-up method which means development has to reach the lowest part of the deposit before production can commence, which would delay the start of production. While it may be possible to mine high grades selectively, it is a high cost and low productivity method. The Hugo South and Hugo North deposit geometries are not suitable since they are too wide and the mineralised material too geologically weak.

                  - ROOM AND PILLAR. This is a low resource recovery and low productivity method with relatively high operating costs, since all ore is mined at close to development costs.

                  - NARROW VEIN BENCHING METHODS. These are appropriate only for low tonnage rates, high grades and selective mining of narrow width deposits.

                  Candidate methods that satisfy most of the criteria for large, low-grade deposits include:

                  -        Open stoping

                  -        Open stoping with backfill

                  -        Vertical crater retreat

                  -        Sub level caving (SLC)

                  -        Block/panel caving

                  The first three (open stoping, open stoping with backfill and vertical crater retreat) are largely dependent on the stopes remaining stable while material is being extracted from them. This limits the maximum permissible stope dimensions, which are determined by the rock mass conditions. SLC is dependent on the cavability of the overlying rock mass while block caving is dependent on the cavability of both the mineralised material and the overlying rock mass. In both caving methods fragmentation is also an important consideration.

                  The issues of cavability and open stope stability were investigated and are reported in the sections that follow.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-70

         2.1.1    CAVABILITY AND FRAGMENTATION

                  CAVABILITY

                  The geotechnical data (presented in the Section 1.4.1) for the rock types within the Hugo South ore zone was analysed for cavability. The Mining Rock Mass Rating (MRMR) range (average of MRMRmin to MRMRmax range) was plotted on the Laubscher caving/stability chart as shown in Section 1.4.1, Figure 2. This shows that for the Hugo South deposit and the rock mass directly above it, the value of the hydraulic radius that will be required to induce caving will lie between 20 and 27.

                  SRK designed the initial undercut based on a hydraulic radius of 30m. The footprint of the Hugo South deposit is approximately 950m by 300m which equates to a hydraulic radius of 114m. The footprint Hugo North deposit is approximately 400m by 200m or a hydraulic radius of 67m. Thus the deposit footprint areas are far in excess of the area needed to initiate and sustain caving.

                  FRAGMENTATION

                  As reported in Section 1.4.2, from empirical and benchmark assessment fragmentation is likely to be in a range between 0.1m to 5.0m, with the primary and secondary oversize (greater than 2m3 blocks) likely range from 15% to 25% and 5% to 10% respectively.

                  Therefore, cavability and fragmentation assessments indicate the rock mass is suitable for caving methods.

         2.1.2    OPEN STOPE STABILITY

                  In Section 1.4.3 it is shown that the modified stability number (N') has an average of 5.25 which equates to a hydraulic radius of 4.5m. This means, on average, open stopes can only have plan dimensions of approximately 18m by 18m for them to remain stable without the addition of cable support. The deposit footprint would have to be mined in a checkerboard pattern and with such small stopes productivity would be low and capital and operating costs relatively high. Cable support at best may double the unsupported stope dimensions. Also open stopes constructed on a checkerboard pattern would require complicated and costly filling and ventilation infrastructure.

         2.1.3    METHODS SELECTED

                  Of the candidate bulk mining methods the following were ruled out for the following reasons:

                  - OPEN STOPING. Without post-filling, this is a low resource recovery method, since some mineralised material will remain in the form of pillars. In relatively weak ground conditions stopes will have to be small and productivity will be low. This method would be useful to take out small high-grade stopes if and where, the mineralised zones are too narrow for caving methods, but low resource recovery would still be an issue.

                  - OPEN STOPING WITH BACKFILL. Productivity would be much lower than for SLC or block caving. Operating costs would be substantially higher and there would not be an offsetting reduction in capital cost. This method would be useful to take out small high-grade stopes if and where, the mineralised zones are too narrow for caving methods, and where grades are such that high recovery is required.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-71

                  - VERTICAL CRATER RETREAT. VCR with or without post-filling, would just be a variation in the blasting method compared to conventional open stoping. There is no particular need to employ a shrinkage method normally used where wall rock is weaker that the ore.

                  - The remaining candidate mining methods are block caving and SLC

                  Both methods represent the lowest cost and highest productivity methods available for the mining of large deposits such as Hugo South and Hugo North. The 10Mt/a block cave mining method has emerged as the most cost effective and productive mining method and is addressed in detail in the following section. The 5Mt/a SLC mining method analysis was completed in conjunction with the block cave analysis and can be viewed in Appendix 3.

         2.2      HUGO SOUTH DEPOSIT 10MT/A BLOCK CAVE MINE INFRASTRUCTURE

                  This section of the report describes the underground infrastructure and ventilation requirements for the different cases studied for the proposed underground mining operations of the Hugo South deposit. Capital and operating costs for the proposed infrastructure are also provided.

                  The ore body will be accessed by means of a single 6m x 6m, 4,480m long decline from surface. Associated with this decline is a 3.0m diameter ventilation raise, which will service the return air requirements of the decline during development. The decline will also carry a considerable proportion of the underground service needs.

                  In addition, a hoisting shaft will extend from surface to the shaft station at 525 RL (640m below surface). This shaft will be fitted with a brattice wall and will be used for both intake and return air requirements.

                  At full production, three crushers will be required to crush the ore before it is loaded onto a series of conveyor belts on a transfer level. It will then be conveyed to bins near the shaft, transferred to loading flasks at the shaft station, and hoisted to surface.

         2.2.1    SHAFT, HEADGEAR AND WINDING PLANT

                  The mine will have two primary access systems for both options:

                  -        Main hoisting shaft with a bratticed upcast segment

                  -        Access decline.

                  MAIN HOISTING SHAFT

                  The design parameters, detailed in Table 12 below, pertain to the main hoisting shaft for each of the two mining methods being considered.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-72

         TABLE 12: SHAFT DESCRIPTION

       ITEM                                         DESCRIPTION
       ----                                         -----------
Type                                       Circular Vertical Bratticed
Diameter                                   9.5m finished
Downcast segment area                      44.4 m(2)
Upcast segment area                        23.7 m(2)
Lining                                     150mm 30mPa concrete
Cast in items                              Bunton and nut boxes
Brattice wall                              300mm concrete panels
Depth                                      790m (Collar to bottom)
Furnishings                                Steel equipped buntons-5m spacing
Guides                                     Top hat steel section
Stations/outlets                           525RL double sided
                                           475RL double sided
                                           1105RL perch water ring
Station support                            Wire mesh and lace 300m (2)
Station safety devices                     Farm gates on each compartment
Loading boxes                              2 sets


                  The shaft configurations are shown diagrammatically in Appendices 2.1 to 2.4.

                  HEADGEAR

                  The headgear has not been subjected to detailed design evaluation. The headgear design parameters are shown in Table 13 below.

                  TABLE 13: HEADGEAR DESCRIPTION

   ITEM                                              DESCRIPTION
   ----                                              -----------
Type                                          Reinforced concrete
Finish                                        Raw concrete
Compartments                                  9 including brattice
Height                                        +/- 76m
Housing                                       2 Winders
Duty                                          Permanent and sinking duty

                  The headgear will be constructed prior to and used for the sinking operation.

                  WINDING PLANT

                  SRK undertook a preliminary design of permanent hoisting equipment. The rock winding plant and service winding plant design parameters are shown in Table 14 and Table 15 respectively.

                  TABLE 14: ROCK WINDING PLANT

          ITEM                                    DESCRIPTION
          ----                                    -----------
Type                                       Multi-rope Koepe
Number of winders                          2 x Koepe
Number of ropes/winder                     4 head, 4 tail
Deflection sheaves/winder                  4
Tail condition                             Open Loop
Rope size                                  42 mm
Installed power                            7400 kW (3700 kW each)
Motor type                                 AC Squirrel Cage
Drives                                     Frequency Converters
Speed of wind                              15m/s
Duty                                       20 h/day
Performance                                10.8 Mt/a (5.4 Mt/a each)
Payload capacity (per skip)                25,000 kg

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-73

                  TABLE 15: SERVICE WINDING PLANT

         ITEM                                     DESCRIPTION
         ----                                     -----------
Type                                       Double drum
Number of winders                          1
Number of ropes/winder                     2
Deflection sheaves/winder                  2
Rope size                                  30mm
Installed power                            656 kW
Motor type                                 DC
Drives                                     Ward Leonard
Speed of wind                              10m/s
Duty                                       20 h/day
Capacity of conveyance                     20 people per deck
                                           2 decks, two conveyances

                  Three winders will be used during the sinking of the shaft. It is likely that one of the winders would be used to assist and expedite equipping operations.

                  The shaft construction schedules for are given in Appendices
                  2.1 to 2.4.

         2.2.2    SHAFT SINKING PROCEDURE

                  Details concerning the sinking procedure for the main vertical shaft during the various phases of shaft sinking and construction follow:

                  SINKING PHASE

                  The following equipment is needed for the sinking phase:

                  - Two Koepe winders, with rope wound onto the drums, and with kibbles attached to the ropes

                  - A stage winder, with a five or six deck stage attached to the ropes, which are reeved to achieve a six or eight rope configuration

                  - The required ventilation, cementation, electrical, air and water services in the shaft.

                  The stage winder may have various configurations depending on their availability:

                  - The stage winder may be a two-rope friction type winder with ropes reeved to form three or four falls per rope

                  - The stage winder may be a slow speed double drum winder with ropes reeved to form three or four falls per rope

                  - The stage winder may be a four-drum slow speed winder with each rope reeved into two falls.

                  In many cases in South Africa, the two-drum stage winder is used and it is not removed after sinking. The winder is then used for easy and quick re-reeving of the replacement ropes on the Koepe winders.

                  A schematic representation of the shaft, showing the plan in the sinking phase is shown in Appendix 2.1.

                  EQUIPPING PHASE

                  The following equipment is needed for the equipping phase:

                  - Two Koepe winders, with rope wound onto the drums, and with kibbles attached to the ropes

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-74

                  - A stage winder, with a five or six deck stage (modified to allow the installation of the brattice wall) attached to the ropes, that are reeved to achieve a six or eight rope configuration

                  - The required ventilation, cementation, electrical, air and water services in the shaft.

                  A schematic representation of the shaft, showing the plan, in the equipping phase is shown in Appendix 2.2.

                  PERMANENT CONFIGURATION

                  A schematic representation of the shaft in the permanent configuration is shown in the Appendices; showing the plan cross-section in Appendix 2.3 and the vertical section in Appendix 2.4.

         2.2.3    DEWATERING FACILITIES

                  Mine dewatering designs have been based on assumed water usage and inflow figures, shown in Table 16.

                  TABLE 16: WATER CONSUMPTION

                                       WATER CONSUMPTION
      EQUIPMENT TYPE                      PRODUCTION           DEVELOPMENT      TOTAL L/S
                                             L/S                  L/S
------------------------------------------------------------------------------------------
Underground seepage water                    12.5                  3.3             15.8
Wetting down of draw points                  12.7                  3.2             15.9
Ore Drive jumbo                                 0                  3.6              3.6
Longhole rig                                  2.7                    0              2.7
Development jumbo                               0                  3.6              3.6
Longhole production drill                     0.6                    0              0.6
Quasar jumbo                                  1.8                    0              1.8
Shotcrete Normet Spraymec                     0.8                  0.8              1.6
Conveyor sprayers                             1.3                    0              1.3
Dust suppression at loading points            1.3                    0              1.3
Raiseborer (make-up)                          0.1                    0              0.1
Raiseborer (make-up)                          0.1                    0              0.1
TOTAL                                        33.9                 14.5             48.4

                  During development, temporary pump stations will be established in the decline at intervals of approximately 200m of decline development (approximately 28m vertically). Vertical spindle rubber lined dewatering pumps will be placed on standard frames and will be set in a small sump established adjacent to the decline and immediately downstream of a grit trap. The road gradient will ensure that any water made in the decline will report to this grit trap that can be cleaned by a load-haul-dump unit (LHD). A maximum of three such installations will be placed in series. Thereafter, and at intervals of approximately 600m (84m vertically), positive displacement dirty water pump installations will be established and will be `leapfrogged' down to the bottom of the decline.

                  Three vertical spindle pumps will be needed as three-stage sump pumping is required to overcome the 84m head between temporary pump stations.

                  Two positive displacement pumps will be used. Once the second installation has been commissioned, it will be possible to establish a by-pass around the first and remove this for use on the next move.

                  The design parameters pertaining to the pumps required are listed below in Table 17.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-75

                  TABLE 17: PUMP SPECIFICATIONS

    ITEM                                     SPECIFICATIONS
    ----                                     --------------
Type of pump                      Positive displacement, dirty water
Duty required                     18 l/s @790m head
Number of pumps                   2 plus 1 spare
Type of pump                      Vertical spindle, dirty water
Duty required                     28m head, 18 l/s
Number of pumps                   3 plus 2 spare

                  150mm pressure rated pipe will be used for the positive displacement pipe system, while 16 bar rated pipe will be sufficient for the vertical spindle pump system.

                  Once the decline has reached the bottom level, a permanent pump station will be established (at the bottom of the conveyor incline on 520 RL) to discharge all of the mines' dirty water through a 200mm pressure rated column installed up the conveyor incline and the main shaft to the surface plant.

                  The pump station will have three (two working, one spare) 60 l/s high lift clear water pumps, fed from a 4m diameter high rate settler. The positive displacement pumps and their column, used for the decline development, will be used to pump the mud to surface.

                  The dewatering reticulation is illustrated in Appendix 2.5.

                  A drainage system has been placed on each working level to facilitate the dewatering of the cross-cuts and haulages.

                  The undercut, extraction and transfer levels have been equipped with columns and spindle pumps to pump drain water from the cross-cuts to the drain holes. A system of drain holes from the undercut level to the dirty water dam at the pump station has been included. There are four drain holes between 575 RL and 525 RL. On 525 RL the drain water is pumped to the single drain hole between 550 RL and the dirty water dam of the main pump station.

         2.2.4    SERVICE WATER FACILITIES

                  The service water supply is assumed to be between 6 and 10 bar. The requirement for water will be, on average, 33 litres per second. At peak, the requirement for water will be 48 litres per second, based on machine water requirements and wetting down requirements underground.

                  A 150mm diameter, 6mm thick galvanised steel pipe will be installed in the whole length at the decline. The supply pressure will then be reduced by passing the water through a 150 NB ratio valve as required to keep the service water pressure between 6 and 10 bar at all times.

                  At each intersection with the working levels (at 575 RL, 550 RL and 525 RL), the column will tee off to service the production on the level and reduce to 100mm columns running north and south.

         2.2.5    ELECTRICAL RETICULATION

                  An underground supply voltage of 11 kV was chosen for the purpose of this study. It should be noted; this may change during more detailed work, including consideration of the optimal supply voltage which will be made available at the mine site.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-76

                  The surface supply voltage must be transformed to 11 kV for the underground reticulation. Provision has been made for these transformers on surface in Section 12.9.1 dealing with surface power reticulation. The surface supply required to meet underground demand is 7.4 MVA, excluding any spare capacity that may be required.

                  A temporary substation will be established in the decline after every 600m of decline development (approximately 84m vertically). A 1250 kVA (1000 V) transformer will be used to supply the power to the mining equipment, while a 630 kVA (1000 V) transformer will supply the temporary pump station and the ventilation equipment. A further 240 V lighting transformer will be supplied to provide lighting to the area.

                  Two 300m lengths of 185 mm(2) HT cable will be required for each of the seven temporary substations.

                  LT cable will be supplied to move the equipment down the ramp to the next temporary substation.

                  When the decline intersects 575 RL (the undercut level) a permanent substation will be established to supply a 1250 kVA (1000 V) transformer. This transformer is used to supply the trackless mining equipment, the axial fans, the sump pumps and all other electrical equipment on the level.

                  When the decline intersects 550 RL, a permanent substation will be established to supply four 1250 kVA (1000 V) and one 630 kVA (1000 V) transformers on 550 RL, the extraction level. The transformers will be used to supply the trackless mining equipment, the rock breakers at the tip areas, the axial fans, the sump pumps and all other electrical equipment on the level.

                  When the decline intersects 525 RL a permanent substation will be established to supply two 1250 kVA (1000 V) transformers on 525 RL, the transfer level. The transformers will supply the conveyors, dust extraction systems and crushers on the level. The substation will also supply the three main pumps and a 630 kVA (1000 V) transformer for the mud pump supply. The substation will also need switchgear to facilitate a ring feed between the main shaft and the decline.

                  In the main shaft, a substation will be located at 525 RL to supply a 1250 kVA (1000 V) transformer and the ring feed to the 525 RL decline substation. The transformer will supply power to the main conveyor, the shaft belt level and the shaft bottom area.

                  The reticulation requires three 185 mm(2) HT feeders from surface. Two feeders placed in the main shaft will carry through to the decline substation on 525 RL, while the third feeder will be placed in the decline.

                  Once the decline, the main shaft and the conveyor incline are all linked and holed through, a ring feed can be established between the substation at 600RL (bottom of the decline) and 640 RL (lowest working level of the shaft).

                  The main surface substation will supply:

                  -        No.1, No.2 and No.3 underground feeder cables

                  -        The No.1 and No.2 rock winders

                  -        The service winder

                  -        The No.1 and No.2 ventilation fans

                  -        The decline raisebore primary ventilation fan.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-77

                  The surface lighting and shaft heating requirements are not included here for calculating the main surface substation requirements for underground power reticulation, but have been included in the surface power reticulation analysis.

                  The electrical reticulation is illustrated in Appendix 2.6.

         2.2.6    COMPRESSED AIR

                  As most of the equipment will be electro-hydraulic, there is minimal need for compressed air. Therefore, compressed air will be supplied where needed by portable compressors underground. The compressors have been considered in the capital estimate.

                  Provision has been made for a portable compressor at the skip loading transfer area to provide air for the operation of the loading flasks. Alternately, electrically actuated cylinders may be used, but this is not recommended if any water is made in the shaft.

                  Clean air is also required for refuge bays and would need to be supplied from surface to avoid contamination in the case of a fire. An alternative would be to use oxygen candles or compressed air cylinders underground. The latter options are favoured in order to avoid installing a compressed air column from surface and having to run an additional compressor on surface. If a subsequent risk assessment requires clean air from surface into the refuge bays, allowance must be made to install a compressor on surface and columns in the main shaft. This will have no material effect on the design of the shaft support steelwork.

         2.2.7    POTABLE WATER

                  The potable water supply will be installed in the decline. The supply will include a 25mm column down the full length of the decline. Ratio valves will be installed at intervals to control the pressure at the taps situated on each level intersected by the decline.

         2.2.8    COMMUNICATION SYSTEMS

                  A 50-line telephone exchange will be installed for underground communication. Two telephones will be installed on each operating level and at strategic points such as the pump stations, the shaft loading boxes and belt level and at shaft bottom. Telephones will also be provided in the winder houses and on the bank.

                  A SCADA system for underground monitoring and recording has been considered in the capital expenditure.

                  A leaky feeder system in the decline and on the working levels will allow radio communication underground and from underground to surface.

         2.2.9    UNDERGROUND WORKSHOPS

                  Underground workshops will be equipped with fuel tanks, refuelling bays, cleaning bays, cranage, tyre stores, tyre changing facilities, store facilities, together with all other tools required. A fuel supply pipe from the surface will also be included.

                  Single bay workshops are provided for minor repairs and services. The bay will be equipped with cranage, refuelling, and tyre changing and store facilities. Any other tools required will be provided.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-78

                  A single workshop will be situated on 550 RL, the main extraction level near the intersection with the ramp.

         2.2.10   VENTILATION REQUIREMENTS

                  The following factors were taken into consideration in terms of the air requirements for the mine:

                  - Air requirements for diesel powered equipment and where applicable electrically powered mobile equipment

                  - Air requirements for ventilating conveyors, crushers, workshops and other commitments

                  -        Allowance for air leakage.

                  AIR REQUIREMENTS FOR MOBILE DIESEL POWERED EQUIPMENT

                  The air requirements for diesel powered mobile equipment are based on 0.06 m(3)/s/kW of rated power for equipment at point of use, as well as likely equipment utilisation assumptions. A schedule of diesel powered equipment and anticipated utilisation is provided in Table 18 to Table 19.

                  TABLE 18: DIESEL EQUIPMENT

                                   DIESEL EQUIPMENT - DECLINE DEVELOPMENT
                                KW               NO                            PERCENT        ACTUAL
                               RATED             .     TOTAL KW                UTILISED         KW
----------------------------------------------------------------------------------------------------
LHDs                           270               1       270                     100            270
Trucks 55t. Cat+ AD55          485               2       970                     100            970
TOTAL kW                                                                                       1240
Total kW x 0.06 m(2)/s/kW        =                 Air quantity required m(3)/s                  75

                  These quantities are commensurate with current good mine design practice worldwide.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-79

                  TABLE 19: DIESEL AND ELECTRIC MOBILE EQUIPMENT

                                                 YEAR -2  YEAR -1  YEAR 1  YEAR 2  YEAR 3  YEAR 4  YEAR 5  YEAR 6  YEAR 7  YEAR 8
-----------------------------------------------------------------------------------------------------------------------------------
                 STOPING ORE Mt/a                  0        0      1.124   3.573   5.524   7.208   10.278  10.585  10.232  10.386
                 JUMBO DEVELOPMENT METRES        2,944    15,097   8,560   4,025   1,065    845    2,045   2,895   6,874   1,952
                 DEVELOPMENT ORE LEVEL Mt/a      0.043    0.555    0.430   0.228   0.060   0.048   0.116   0.164   0.381   0.111
                 DEVELOPMENT MULLOCK Mt/a        0.221    0.536    0.099     0       0       0       0       0     0.015   0
                 TOTAL ROCK Mt/a                 0.263    1.090    1.554   3.801   5.584   7.256   10.394  10.749  10.613  10.497
                 JUMBO DEVELOPMENT CUTS/DAY       2.9      14.8     8.4     3.9     1.0     0.8     2.0     2.8     6.7     1.9
                 DRILLING
                 Development 2 Boom Jumbo          2        3        2       0       0       0       0       0       0       0
                 Ore Drive 2 Boom Jumbo            1        3        3       2       1       1       1       1       2       1
                 Undercut Quasar Drill             1        1        1       1       1       1       1       1       1       1
                 Longhole Drill                    2        2        2       2       2       2       2       2       2       2
                 MATERIALS HANDLING
                 Mullock Development Loader
                 (8m(3) bucket)                    1        2        1       0       0       0       0       0       0       0
                 Ore Development Loader
                 (7.4m(3) bucket)                  1        2        1       1       1       1       1       1       1       1
                 Electric Loader (7m(3) bucket)    0        0        1       4       6       7       10      10      10      10
                 Truck (55t Articulated)           2        4        3       2       2       2       2       2       2       2
                 OTHER
                 Grader                            1        2        2       2       1       1       1       1       1       1
                 Integrated Tool Carrier           3        3        3       3       3       3       3       3       3       3
                 Cable Bolter                      1        1        1       1       1       1       1       1       1       1
                 Shotcrete Spray Unit              2        2        2       1       1       1       1       1       1       1
                 Development Charge Up Unit        2        3        3       1       1       1       1       1       1       1
                 Stope Charge Up Unit              0        0        1       2       2       3       4       4       4       4
                 LIGHT VEHICLES
                 staff                             5        5        7       7       7       7       7       7       7       7
                 production                        13       13      13       13      13     13       13      13      13      13
                 maintenance                       8        8        8       8       8       8       8       8       8       8
                 NUMBER OF UNITS                   45       54      54       50      50     52       56      56      57      56
        DIESEL
USAGE     KW
                 MOBILE EQUIPMENT
 25 %    104     Development 2 Boom Jumbo          52       78      52       0       0       0       0       0       0       0
 25 %     66     Production 2 Boom Jumbo           17       50      50       33      17     17       17      17      33      17
 25 %     30     Undercut Quasar Drill             8        8        8       8       8       8       8       8       8       8
 25 %     66     Longhole Drill                    33       33      33       33      33     33       33      33      33      33
                 Mullock Development Loader
 100%    269     (8m(3) bucket)                   269      538      269      0       0       0       0       0       0       0
                 Ore Production Loader
 100%    231     (7.4m(3) bucket)                 231      462      231     231     231     231     231     231     231     231
 100%    485     Truck (55t Articulated)          970      1940    1455     970     970     970     970     970     970     970
 100%    160     Grader                           160      320      320     320     160     160     160     160     160     160
 100%     82     Integrated Tool Carrier          246      246      246     246     246     246     246     246     246     246
 25 %    115     Cable Bolter                      29       29      29       29      29     29       29      29      29      29
 25 %     65     Shotcrete Spray Unit              33       33      33       16      16     16       16      16      16      16
 50 %     65     Development Charge Up Unit        65       98      98       33      33     33       33      33      33      33
 50 %    104     Stope Charge Up Unit              0        0       52      104     104     156     208     208     208     208
                 LIGHT VEHICLES
 50 %     96     staff                            240      240      336     336     336     336     336     336     336     336
 50 %     96     production                       624      624      624     624     624     624     624     624     624     624
 50 %     96     maintenance                      384      384      384     384     384     384     384     384     384     384
                 TOTAL                           3359     5081     4218    3366    3190    3242    3294    3294    3310    3294
           0.06  M(carret)(3) REQUIRED
                (0.06M(carret)(3)/S/KW)           202      305      253     202     191     194     198     198     199     198

                                                 YEAR 9  YEAR 10  YEAR 11  YEAR 12  YEAR 13  YEAR 14  YEAR 15  YEAR 16
------------------------------------------------------------------------------------------------------------------------
                 STOPING ORE Mt/a                10.248  10.263   10.056   10.294   10.250   10.287   10.206   10.210
                 JUMBO DEVELOPMENT METRES        3,980   3,904     2,936    1,300    1,444    520      520        0
                 DEVELOPMENT ORE LEVEL Mt/a      0.198   0.221     0.152    0.074    0.082    0.029    0.029      0
                 DEVELOPMENT MULLOCK Mt/a        0.049     0       0.025      0        0        0        0        0
                 TOTAL ROCK Mt/a                 10.446  10.484   10.208   10.368   10.332   10.316   10.235   10.210
                 JUMBO DEVELOPMENT CUTS/DAY       3.9      3.8      2.9      1.3      1.4      0.5      0.5       0
                 DRILLING
                 Development 2 Boom Jumbo          0        0        0        0        0        0        0        0
                 Ore Drive 2 Boom Jumbo            2        2        1        1        1        1        1        0
                 Undercut Quasar Drill             1        1        1        1        1        1        1        1
                 Longhole Drill                    2        2        2        2        2        2        2        2
                 MATERIALS HANDLING
                 Mullock Development Loader
                 (8m(3) bucket)                    0        0        0        0        0        0        0        0
                 Ore Development Loader
                 (7.4m(3) bucket)                  1        1        1        1        1        1        1        0
                 Electric Loader (7m(3) bucket)    10       10       10       10       10       10       10       10
                 Truck (55t Articulated)           2        2        2        2        2        2        2        2
                 OTHER
                 Grader                            1        1        1        1        1        1        1        1
                 Integrated Tool Carrier           3        3        3        3        3        3        3        3
                 Cable Bolter                      1        1        1        1        1        1        1        1
                 Shotcrete Spray Unit              1        1        1        1        1        1        1        1
                 Development Charge Up Unit        1        1        1        1        1        1        1        0
                 Stope Charge Up Unit              4        4        4        4        4        4        4        4
                 LIGHT VEHICLES
                 staff                             7        7        7        7        7        7        7        7
                 production                        13       13       13       13       13       13       13       13
                 maintenance                       8        8        8        8        8        8        8        8
                 NUMBER OF UNITS                   57       57       56       56       56       56       56       53
        DIESEL
USAGE     KW
                 MOBILE EQUIPMENT
 25 %    104     Development 2 Boom Jumbo          0        0        0        0        0        0        0        0
 25 %     66     Production 2 Boom Jumbo           33       33       17       17       17       17       17       0
 25 %     30     Undercut Quasar Drill             8        8        8        8        8        8        8        8
 25 %     66     Longhole Drill                    33       33       33       33       33       33       33       33
                 Mullock Development Loader

 100%    269     (8m(3) bucket)                    0        0        0        0        0        0        0        0
                 Ore Production Loader
 100%    231     (7.4m(3) bucket)                 231      231      231      231      231      231      231      0
 100%    485     Truck (55t Articulated)          970      970      970      970      970      970      970      970
 100%    160     Grader                           160      160      160      160      160      160      160      160
 100%     82     Integrated Tool Carrier          246      246      246      246      246      246      246      246
 25 %    115     Cable Bolter                      29       29       29       29       29       29       29       29
 25 %     65     Shotcrete Spray Unit              16       16       16       16       16       16       16       16
 50 %     65     Development Charge Up Unit        33       33       33       33       33       33       33       0
 50 %    104     Stope Charge Up Unit             208      208      208      208      208      208      208      208
                 LIGHT VEHICLES
 50 %     96     staff                            336      336      336      336      336      336      336      336
 50 %     96     production                       624      624      624      624      624      624      624      624
 50 %     96     maintenance                      384      384      384      384      384      384      384      384
                 TOTAL                            3310     3310     3294     3294     3294     3294     3294     3014
           0.06  M(carret) (3) REQUIRED
           (0.06M(carret)(3)/S/KW)                 199      199      198      198      198      198      198      181
                                                  YEAR 17  YEAR 18  YEAR 19  YEAR 20
------------------------------------------------------------------------------------
                 STOPING ORE Mt/a                 10.291   8.677    4.578    1.130
                 JUMBO DEVELOPMENT METRES            0        0        0        0
                 DEVELOPMENT ORE LEVEL Mt/a          0        0        0        0
                 DEVELOPMENT MULLOCK Mt/a            0        0        0        0
                 TOTAL ROCK Mt/a                  10.291   8.677    4.578    1.130
                 JUMBO DEVELOPMENT CUTS/DAY          0        0
                 DRILLING
                 Development 2 Boom Jumbo            0        0        0        0
                 Ore Drive 2 Boom Jumbo              0        0        0        0
                 Undercut Quasar Drill               1        1        1        1
                 Longhole Drill                      2        2        2        2
                 MATERIALS HANDLING
                 Mullock Development Loader
                 (8m(3) bucket)                      0        0        0        0
                 Ore Development Loader
                 (7.4m(3) bucket)                    0        0        0        0
                 Electric Loader (7m(3) bucket)      10       9        5        2
                 Truck (55t Articulated)             2        2        1        1
                 OTHER
                 Grader                              1        1        1        1
                 Integrated Tool Carrier             3        2        2        2
                 Cable Bolter                        1        1        1        1
                 Shotcrete Spray Unit                1        1        1        1
                 Development Charge Up Unit          0        0        0        0
                 Stope Charge Up Unit                3        2        2        2
                 LIGHT VEHICLES
                 staff                               7        7        7        7
                 production                          13       13       13       13
                 maintenance                         8        8        8        8
                 NUMBER OF UNITS                     52       49       44       41
        DIESEL
USAGE     KW
                 MOBILE EQUIPMENT
 25%     104     Development 2 Boom Jumbo            0        0        0        0
 25%      66     Production 2 Boom Jumbo             0        0        0        0
 25%      30     Undercut Quasar Drill               8        8        8        8
 25%      66     Longhole Drill                      33       33       33       33
                 Mullock Development Loader

 100%    269     (8m(3) bucket)                      0        0        0        0
                 Ore Production Loader
 100%    231     (7.4m(3) bucket)                    0        0        0        0
 100%    485     Truck (55t Articulated)            970      970      485      485
 100%    160     Grader                             160      160      160      160
 100%     82     Integrated Tool Carrier            246      164      164      164
 25%     115     Cable Bolter                        29       29       29       29
 25%      65     Shotcrete Spray Unit                16       16       16       16
 50%      65     Development Charge Up Unit          0        0        0        0
 50%     104     Stope Charge Up Unit               156      104      104      104
                 LIGHT VEHICLES
 50%      96     staff                              336      336      336      336
 50%      96     production                         624      624      624      624
 50%      96     maintenance                        384      384      384      384
                 TOTAL                              2962     2828     2343     2343
           0.06  M(carret)(3) REQUIRED
            (0.06M(carret)(3)/S/KW)                  178      170      141      141

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-80

                  OTHER VENTILATION REQUIREMENTS

                  The ventilation of other service excavations and equipment must be catered for. Additionally, crushers are a major source of dust and contributor of heat to the mine workings. It is advantageous that they be ventilated to the return airway system. In the event that this cannot be done, dust control arrangements such as watering down and the installation of dust suppression sprays must be considered.

                  The power requirements for dust extraction have been included. Provision has been made in the electrical and water reticulation to cater for dust extraction and suppression.

                  An allowance has been made for workshops, refuelling bays, pump stations, crib rooms and the like, which also require ventilation.

                  All mines have leakages of ventilation within the system. These cannot be avoided entirely, but can be minimised. Appropriate design allowances were therefore, included to cater for this and are detailed in Table 20.

                  TABLE 20: TOTAL AIR REQUIREMENTS

                                                  MAXIMUM (YR-1)
          TOTAL AIR REQUIREMENTS                      KW             M(3)/S
---------------------------------------------------------------------------
Diesel equipment @ 0.06m(3)/s/kW                     5,081            305
Electrical mobile machinery @ 0.03 m(3)/s/kW             0              0
Crushers                                                               60
Commitments (workshops u/g stores etc)                                 40
Leakage 10% for BC                                                     35
TOTAL                                                                 440
---------------------------------------------------------------------------

                  Consequently, fan, excavation and sizes will be based upon 440 m(3)/s.

         2.2.11   INTAKE AND RETURN AIRWAY SYSTEMS

                  The primary airway system will consist of:

                  - A single 6m x 6m decline descending at 1:7 from surface to the bottom of the mine.

                  - A single 9.5m diameter vertical shaft with a brattice wall providing a 44.4 m(2) downcast compartment, equipped with rock skips and a service/emergency conveyance and a 23.7 m(2) dedicated upcast compartment.

                  This will adequately cater for all air requirements, and no other ventilation raises from surface are required.

                  The sizing of the vertical shaft was based on both air and hoisting requirements.

                  Main intakes will be on 550 RL and 525 RL and the return will be on transfer level connecting into the upcast compartment.

         2.2.12   DEVELOPMENT VENTILATION

                  The decline will be developed on a conventional push system using two 1.4m diameter ventilation bags and conventional 110 kW development fans.

                  Once the decline has reached about 1500m it will connect with a 3.0m diameter raise bored hole to surface. This raise bored hole will then become the return airway for all development below the intersection point. Additionally, the upper part of the decline will then down cast with fresh air at a greater volume to allow for additional trucking of

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-81

                  broken development rock out of the decline. This process will be repeated until the development of the decline is complete.

         2.2.13   VENTILATION FOR STEADY STATE PRODUCTION

                  The basic air circuit excavations (intakes and returns into their respective shaft segment) will be completed before production commences. This would allow a flow through of air past the draw points.

                  Secondary fans on a forcing system would only be required in cases where a draw point did not have a free flow of air.

         2.2.14   CLIMATIC AND GEOTHERMAL CONSIDERATIONS

                  Climate extremes are experienced in this region with winter temperatures averaging around - 15 degreesC and dropping to - 40 degreesC and summer temperatures averaging around
                  +19 degreesC and peaking at around + 40 degreesC.

                  The heating requirements for the mine have been included in the surface power reticulation analysis.

                  In addition, the Gobi Desert region experiences severe sand storms and where appropriate, equipment should be protected and maintained accordingly. This has been accounted for in the choice to enclose the head frame and winder arrangement.

                  While no geothermal data was available at the time of this study, consideration of geothermal gradient extremes that may occur has been included. These considerations suggest that even if very high gradients are encountered, these would not be material to the ventilation design at the anticipated depths of mining. However, any consideration of deepening should be accompanied by a more robust review of geothermal gradient followed by a suitable heat flow analysis.

         2.2.15   FANS

                  It is proposed that the mine use twin main fans, installed in parallel configuration. The design operating point for each fan will be 220 m(3)/s at 2.0 kPa giving a total air volume of 440 m(3)/s.

                  DECLINE DEVELOPMENT

                  To maximise the sinking of the decline and adjacent development the 3.0m diameter raise bored hole will be equipped with 2 fans operating in parallel, each fan handling 70 m(3)/s at 1.5 kPa.

                  GENERAL INSTALLATION ARRANGEMENTS

                  A fan drift consisting of a transition bend should be connected to the top of the upcast ventilation segment and then be split into two separate drifts leading to the fans. Self-closing doors at the intake of each fan will allow the operation of a single fan without recirculation.

                  This fan arrangement will allow a steady but economical build-up of ventilation as the mine progresses through the development stages and into production. In order to achieve this, the return airway system should be established as soon as possible.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-82

         2.2.16   HEALTH AND SAFETY

                  The purpose of providing ventilation in mechanised operations is to dilute and remove pollutants and to provide a source of fresh respirable air. The principal pollutants present in this operation are diesel exhaust emissions, dust and fumes from blasting and dust from the transfer of rock.

                  Where there is a risk of flammable gas being present, appropriate numbers of flammable gas (methane) detectors should be made available and used as a matter of course.

         2.2.17   FIRES, ESCAPE AND RESCUE

                  Inextricably linked to any ventilation planning, are the risks involved in underground fires and the escape and rescue of the workforce.

                  FIRES

                  Underground fires, particularly those involving rubber tyred diesel - powered vehicles, loose tyres or diesel fuel storage facilities are particularly problematic for underground operations. Unless a fire involving rubber tyres or large quantities of diesel fuel can be extinguished completely in a very short space of time, enormous quantities of toxic gases and dense smoke will rapidly fill the workings.

                  Obviously, the first defence is prevention, and this covers maintenance of equipment and the availability of both on-board and static fire fighting apparatus.

                  The issue of storage and dispensing of diesel fuel, lubricants, hydraulic oils and other chemicals, as well as storage and handling procedures for new and used rubber tyres, must be addressed at the detailed design stage. These issues are a priority and are accounted for in the designs presented here.

                  Flammable liquid storage and dispensing should be carried out in accordance with a written code of practice, prepared following a risk assessment. An adequate supply of water and hoses should be readily available to combat tyre fires.

                  Similar fire risks are attached to conveyor belts and wherever practical excavations containing conveyors should be directly exhausted to the return. However, if this is not practical, then suitable doors to seal off the area in the event of a fire should be incorporated into the design. Fire fighting equipment should be available to cope with any such occurrence. Consideration should also be given to installing fire retardant conveyor belts.

                  ESCAPE AND RESCUE

                  Persons entering the underground workings should be equipped with self-rescuing devices. The provision of self-contained self-rescuers to all persons working in or visiting the underground workings is recommended, as these units permit escape in oxygen deficient atmospheres.

                  The mine should also provide refuge bays equipped with means of supplying respirable air. The refuge bays should be within reach of the workforce, whilst wearing their self- rescuers, under adverse conditions.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-83

                  Underground second means of egress is achieved in both options by having two separate means of access to the lowest workings of the mine; i.e. the decline and the vertical shaft. In addition to the rock winder(s), a service winder will be installed in the main shaft. The provision of a fixed end hoist is important to the efficient operation and maintenance of a Koepe equipped shaft and can contribute significantly to providing much more rapid entry and exit from the mine by personnel.

         2.2.18   CAPITAL COST

                  The underground infrastructure costs are divided into the following categories:

                  -        Shafts

                  -        Access development

                  -        Ventilation

                  -        Underground Services

                  -        Major Underground Plant

                  -        Mining Equipment

                  -        Surface Services

                  -        Engineering Design, Procurement and Contract
                           Management

                  The costs for infrastructure access development have been included in the relevant mining sections and any additional development required for the installation of infrastructure (such as pump station excavations) has been priced into the underground services where applicable.

                  The underground services costs include the dewatering arrangements, service water reticulation, electrical reticulation, compressed air supply, communication system, potable water supply and underground workshop requirements.

                  The capital schedule makes provision for undercut and extraction level equipping to operate the first mining block and the first three conveyors.

                  Details of the capital expenditure for the 10Mt/a block cave mine is shown in Appendix 2.7.

         2.2.19   OPERATING COST

                  The operating costs applied to de-watering, hoisting, crushing, conveying and ventilation include the following:

                  - Electrical power consumption costs (using a rate of 0.025USD per kilowatt hour)

                  -        Spare part and replacement part costs

                  -        Repair costs

                  -        Lubrication costs

                  -        Consumable costs

                  -        Water treatment costs

                  -        Winder inspection and testing costs

                  - Labour costs (using Mongolian labour rates as supplied by IMMI).

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-84

         2.3      HUGO SOUTH DEPOSIT 10MT/A BLOCK CAVE

         2.3.1    METHOD DESCRIPTION

                  Block caving is a suitable method for the high recovery extraction of very large, relatively low-grade ore bodies that have moderate to low RMR.

                  The basis on which the method operates is as follows:

                  - In a block cave, the ore fractures and breaks up by itself when the mineralised material is undercut by removing a horizontal slice of mineralised material over the area required to initiate caving.

                  - The mineralised material above the undercut fails due to the action of induced stresses and gravity and then reports to the collection draw bells.

                  - The collection draw bells (troughs or cones) are constructed on an extraction horizon beneath the undercut horizon.

                  - These draw bells are connected to draw points from which the fragmented material is loaded out by LHD and transported to a crusher tip.

                  - The crusher reduces the rock fragment size so that it is suitable to be conveyed to a shaft for hoisting to surface. The ore transfer level is situated below the extraction horizon.

                  - As the process repeats and the broken mineralised material is drawn down within the cave, it makes space for more material to collapse from the cave back and fill the void.

                  - Initially the material that caves in and reports to the draw points is pure ore, but after some time, when the cave back propagates up through the country rock above the ore body, fragments of waste country rock mix in with the material in the cave, diluting the ore stream.

                  - When the material being drawn from a draw point reaches a certain shut-off grade (economically determined shut-off grade), draw from that draw point is discontinued.

                  - In the longer term, production levels are kept constant by expanding the undercut and constructing new draw bells and draw points to replace ones where shut-off grades have been reached.

                  - This process of expanding the area of the undercut and draw horizon continues until eventually the whole area of the economic footprint of the ore body is covered by undercut and draw bells.

                  - Over a period of time the cave back will propagate up and eventually break through to surface. As the caved rock continues to be drawn down the sides of the crater will become unconfined and will fail and fall into the cave. The cave subsidence limits will continue to expand until all the ore has been drawn down. This will finally leave a large crater on surface.

                  The only drill and blast activities required are for the undercut and any excessively large rocks that report to draw points or cause hang-ups in the draw bells. As most of the fragmentation of the ore occurs under the forces of gravity, induced stress and comminution within the cave, the operating costs for this method are very low, and much lower than for any other mining method. With the numerous draw points that are typically constructed it also is potentially a high productivity method.

                  Figure 10 is a 3D schematic showing the block cave extraction horizons, material handling systems, and other mine infrastructure.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-85

FIGURE 10: 3D SCHEMATIC OF THE BLOCK CAVES IN THE HUGO SOUTH AND HUGO NORTH DEPOSITS

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-86

         2.3.2    BLOCK CAVE DESIGN CRITERIA

                  In this scoping study, the block cave extraction level is designed around a Henderson offset herringbone type layout. A plan view of the extraction layout and projected position of the cross-cuts on the undercut level above is shown in Figure
                  11. The offset draw points avoid four way intersections with large spans, and the Henderson layout is more suitable to electrically powered equipment and automation of loading operations. Alternate designs such as the Teniente layout were not considered to be as appropriate.

                  FIGURE 11: EXTRACTION LEVEL LAYOUT SHOWING PROJECTION OF UNDERCUT CROSS-CUTS ON THE LEVEL ABOVE.

                                    [FIGURE]

                  It is proposed to use a narrow inclined (crinkle) undercut as shown in Figure 12, where advanced undercutting is applied. In an advanced undercut only the draw drives and angled stub off of the draw point cross-cuts are developed, and fully supported, prior to undercutting. Once the undercut has passed over the draw bell position, and the extraction horizon is de-stressed, is the remainder of the draw point cross-cut developed and the draw bell extracted.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-87

                  FIGURE 12: SECTION THROUGH A DRAW POINT, DRAW BELL AND THE INCLINED UNDERCUT

                                    [FIGURE]

                  The extraction level design parameters are directly related to the rock mass geotechnical properties. With reference to
                  Section 1.5 (underground design parameters) of this report, the design parameters are summarised as follows:

                  HYDRAULIC RADIUS FOR CAVING: While the range of the average MRMRMin to average MRMRMax for all rock types equates to a hydraulic radius for caving between 20m and 27m, it was considered appropriate to for scoping study design purposes to design an undercut with a hydraulic radius of 30m. This equates to a square plan area of 120m by 120m. For an equivalent rectangular area the minimum critical span should be not less than 95m, as discussed in Section 1.5.2. For a hydraulic radius of 30m this equates to a rectangular area of 95m by 165m. Therefore the area to be undercut to initiate caving can be anywhere from a square area measuring 120m by 120m to a rectangular area measuring 95m by 165m. Once caving has been initiated the undercut will be expanded until it reaches a size sufficient to sustain the 10 Mt/a production rate.

                  AREA REQUIRED TO SUSTAIN FULL PRODUCTION: The rate at which block cave production can be ramped up and sustained is dependent on:

                  -        the rate at which the cave back fails and falls in;

                  - the fragmentation size distribution (primary and secondary) which, in turn, is dependant on the rock mass (geotechnical) conditions;

                  - the limiting rate at which draw points and draw bells can be physically constructed and

                  - the rate at which `hang ups' and oversize can be cleared.

                  As there is no oriented data available for joints/structures that would normally be used in determining the primary and secondary rock block sizes it has not been possible to calculate likely fragmentation distributions. However, empirical systems, utilising rock mass ratings, exist from which production ramp up and steady state production rates can be estimated.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-88

                  For a MRMR range (average of all rock types) of 38 to 48, the cave back vertical rate of advance is between 120 - 250mm/day. Therefore, an average rate of 200mm/day has been applied for steady state rate of caving. For each square metre area of draw, this equates to approximately 0.56 tonnes per day (for SG = 2.8).

                  Therefore for each draw bell (30m x 15m) area, a steady state daily tonnage of approximately 252 tonnes/day can be expected. That is 126 tonnes per draw point per day on average. The minimum number of draw bells required must cover an area at least equivalent to the hydraulic radius for caving. For a HR = 30m this will be a minimum of 32 draw bells or 64 draw points. For a production rate of 10 Mt/a, 227 draw points or 114 draw bells are required to be in production at any one time.

                  Draw bell construction normally is limited to 5 to 6 draw bells per month. To be conservative a maximum of five draw bells constructed per month has been adopted.

                  The elevations of the extraction level and the undercut level are 560 mRL and 575 mRL respectively. The undercut level has been chosen at 575 mRL as it is at the approximate base elevation of the 2% copper envelope (see Appendix 2.8 for a scale plan of the undercut level). This will maximise the early draw of the (LESS THAN)2% copper material.

                  FIGURE 13: SELECTION OF EXTRACTION LEVEL

                                    [FIGURE]

                  Figure 13 displays the greater than 1% (aqua) and greater than 2% (yellow) copper grade shells and the proposed area for commencement of production has been outlined in red.

                  Areas requiring further work to be undertaken at the Pre-Feasibility level are to optimise the location and size of the undercut and extraction levels, and to determine the optimum undercut orientation and mining sequence.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-89

         2.3.3    MINED TONNAGE ESTIMATE

                  SCOPING STUDY RESERVE:

                  The 10 Mt/a Scoping Study Block Cave Mining Reserve is provided in Table 21.

                  TABLE 21: SCOPING STUDY MINING RESERVE

                     10 MT/A BLOCK CAVE PRODUCTION RESERVE
                               170,793,000 tonnes
                                   1.265 % Cu
                                  0.058 g/t Au
                                  $14.782 NSR

         2.3.4    PRODUCTION SCHEDULE

                  The life of mine production schedule is provided in Table 22.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-90

         TABLE 22: LIFE OF MINE DEVELOPMENT AND PRODUCTION TONNES

PRODUCTION AND DEVELOPMENT
ORE TONNES SCHEDULE                         YEAR -2  YEAR -1  YEAR 1   YEAR 2   YEAR 3   YEAR 4   YEAR 5   YEAR 6   YEAR 7   YEAR 8
------------------------------------------------------------------------------------------------------------------------------------
Level Development Tonnes       1,715,000       0     0.2 M    0.2 M    0.1 M    0.06 M   0.05 M   0.1 M    0.2 M    0.2 M    0.1 M
Cu %                           1.139                 1.139    1.139    1.139    1.139    1.139    1.139    1.139    1.139    1.139
Au (gt)                        0.065                 0.065    0.065    0.065    0.065    0.065    0.065    0.065    0.065    0.065
NSR                            $13.298               $13.298  $13.298  $13.298  $13.298  $13.298  $13.298  $13.298  $13.298  $13.298
Cu Rec                         88.502 %              85.502   85.502   85.502   85.502   85.502   85.502   85.502   85.502   85.502
Au Rec                         58.798 %              58.798   58.798   58.798   58.798   58.798   58.798   58.798   58.798   58.798

Undercut Development Tonnes    1,001,000       0     0.2 M    0.2 M    0.1 M       0        0     0.1 M    0.1 M    0.1 M       0
Cu %                           1.318                 1.318    1.318    1.318       0        0     1.318    1.318    1.318       0
Au (gt)                        0.077                 0.077    0.077    0.077       0        0     0.077    0.077    0.077       0
NSR                            $15.44                $15.44   $15.44   $15.44      0        0     $15.44   $15.44   $15.44      0
Cu Rec                         88.609 %              88.609   88.609   88.609      0        0     88.609   88.609   88.609      0
Au Rec                         58.623 %              58.623   58.623   58.623      0        0     58.623   58.623   58.623      0

Draw Cone Tonnes               3,752,000       0        0     0.5 M    0.4 M    0.2 M    0.2 M       0     0.3 M    0.5 M    0.3 M
Cu %                           1.035           0        0     1.035    1.035    1.035    1.035       0     1.035    1.035    1.035
Au (gt)                        0.062           0        0     0.062    0.062    0.062    0.062       0     0.062    0.062    0.062
NSR                            $12.07          0        0     $12.07   $12.07   $12.07   $12.07      0     $12.07   $12.07   $12.07
Cu Rec                         89.904 %        0        0     89.904   89.904   89.904   89.904      0     89.904   89.904   89.904
Au Rec                         57.844 %        0        0     57.844   57.844   57.844   57.844      0     57.844   57.844   57.844

Production tonnes              164,276,000     0        0     1.0 M    3.6 M    5.5 M    7.2 M    10.2 M   10.6 M   10.2 M   10.4 M
Cu %                           1.271           0        0     2.19     2.061    2.235    1.908    1.622    1.358    1.202    1.086
Au (gt)                        0.058           0        0     0.12     0.112    0.134    0.126    0.093    0.058    0.045    0.037
NSR                            $14.855         0        0     $25.79   $24.226  $26.353  $22.550  $19.080  $15.862  $14.003  $12.601
Cu Rec                         87.602          0        0     91.694   91.553   91.532   91.924   90.976   90.758   90.240   90.109
Au Rec                         57.594          0        0     60.00    60.00    60.00    59.996   59.940   59.908   59.675   59.607

Total Ore Tonnes               170,743,000     0     0.4 M    2.0 M    4.2 M    5.8 M    7.4 M    10.5 M   11.2 M   11.0 M   10.8 M
Cu %                           1.265           0     1.210    1.721    1.917    2.178    1.883    1.613    1.345    1.196    1.085
Au (gt)                        0.058           0     0.070    0.095    0.105    0.130    0.124    0.092    0.059    0.046    0.038
NSR                            $14.782         0     $14.148  $20.199  $22.521  $25.681  $22.247  $18.972  $15.716  $13.925  $12.592
Cu Rec                         87.470          0     88.548   91.031   91.367   91.486   91.265   90.933   90.688   90.186   90.085
Au Rec                         57.466          0     58.721   59.466   59.830   59.955   59.967   59.918   59.811   59.537   59.505

PRODUCTION AND DEVELOPMENT
ORE TONNES SCHEDULE              YEAR 9   YEAR 10  YEAR 11  YEAR 12  YEAR 13  YEAR 14  YEAR 15  YEAR 16
-------------------------------------------------------------------------------------------------------
Level Development Tonnes         0.1 M    0.08 M   0.1 M    0.07 M   0.08 M   0.03 M   0.03 M      0
Cu %                             1.139    1.139    1.139    1.139    1.139    1.139    1.139       0
Au (gt)                          0.065    0.065    0.065    0.065    0.065    0.065    0.065       0
NSR                              $13.298  $13.298  $13.298  $13.298  $13.298  $13.298  $13.298     0
Cu Rec                           85.502   85.502   85.502   85.502   85.502   85.502   85.502      0
Au Rec                           58.798   58.798   58.798   58.798   58.798   58.798   58.798      0

Undercut Development Tonnes      0.08 M   0.1 M    0.05 M      0        0        0        0        0
Cu %                             1.318    1.318    1.318       0        0        0        0        0
Au (gt)                          0.077    0.077    0.077       0        0        0        0        0
NSR                              $15.44   $15.44   $15.44      0        0        0        0        0
Cu Rec                           88.609   88.609   88.609      0        0        0        0        0
Au Rec                           58.623   58.623   58.623      0        0        0        0        0

Draw Cone Tonnes                 0.4 M    0.2 M    0.1 M    0.3 M    0.2 M    0.1 M    0.1 M       0
Cu %                             1.035    1.035    1.035    1.035    1.035    1.035    1.035       0
Au (gt)                          0.062    0.062    0.062    0.062    0.062    0.062    0.062       0
NSR                              $12.07   $12.07   $12.07   $12.07   $12.07   $12.07   $12.07      0
Cu Rec                           89.904   89.904   89.904   89.904   89.904   89.904   89.904      0
Au Rec                           57.844   57.844   57.844   57.844   57.844   57.844   57.844      0

Production tonnes                10.2 M   10.3 M   10.1 M   10.3 M   10.3 M   10.3 M   10.2 M   10.2 M
Cu %                             1.058    1.084    1.145    1.217    1.155    1.074    1.170    1.244
Au (gt)                          0.037    0.039    0.040    0.043    0.039    0.037    0.055    0.064
NSR                              $12.277  $12.596  $13.292  $14.162  $13.434  $12.498  $13.668  $14.559
Cu Rec                           89.402   88.790   87.440   88.264   88.031   87.313   87.880   87.018
Au Rec                           59.281   58.942   57.480   57.888   57.902   56.560   58.111   57.318

Total Ore Tonnes                 10.8 M   10.6 M   10.3 M   10.6 M   10.5 M   10.4 M   10.3 M   10.2 M
Cu %                             1.060    1.087    1.144    1.212    1.153    1.074    1.168    1.244
Au (gt)                          0.038    0.040    0.041    0.044    0.039    0.038    0.055    0.064
NSR                              $12.302  $12.627  $13.286  $14.104  $13.412  $12.496  $13.651  $14.559
Cu Rec                           89.404   88.801   87.487   88.301   88.060   87.342   87.900   87.018
Au Rec                           59.176   58.908   57.518   57.896   57.912   56.592   58.111   57.318

PRODUCTION AND DEVELOPMENT
ORE TONNES SCHEDULE              YEAR 17  YEAR 18  YEAR 19  YEAR 20
-------------------------------------------------------------------
Level Development Tonnes            0        0        0        0
Cu %                                0        0        0        0
Au (gt)                             0        0        0        0
NSR                                 0        0        0        0
Cu Rec                              0        0        0        0
Au Rec                              0        0        0        0

Undercut Development Tonnes         0        0        0        0
Cu %                                0        0        0        0
Au (gt)                             0        0        0        0
NSR                                 0        0        0        0
Cu Rec                              0        0        0        0
Au Rec                              0        0        0        0

Draw Cone Tonnes                    0        0        0        0
Cu %                                0        0        0        0
Au (gt)                             0        0        0        0
NSR                                 0        0        0        0
Cu Rec                              0        0        0        0
Au Rec                              0        0        0        0

Production tonnes                10.3 M   8.7 M    4.6 M    1.1 M
Cu %                             1.212    1.039    0.713    0.589
Au (gt)                          0.064    0.059    0.038    0.040
NSR                              $14.182  $12.159  $8.318   $6.913
Cu Rec                           85.722   84.476   74.222   61.303
Au Rec                           56.135   56.183   47.922   40.259

Total Ore Tonnes                 10.2 M   8.7 M    4.6 M    1.1 M
Cu %                             1.212    1.039    0.713    0.589
Au (gt)                          0.064    0.059    0.038    0.040
NSR                              $14.182  $12.159  $8.318   $6.913
Cu Rec                           85.722   84.476   74.222   61.303
Au Rec                           56.135   56.183   47.922   40.259

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-91

         The footprint of the proposed block cave is sufficiently large to support a production rate of 10 Mt/a. No optimisation work has been done to determine the peak production rate for this ore body. Such optimisation will be done at pre-feasibility level.

         OBJECTIVES OF SCHEDULE

         The major objective of the production schedule is to maximise the recovery of the highest-grade material early on in the life of the mine. With this in mind, production commences in the area displayed in Figure 14. This has provided for a three-year draw down of mainly greater than 2% copper. However, as production increases from Year 4 onwards it requires moving out into areas recognised as only being of greater than 1% copper (Figure 17).

         FIGURE 14: BLOCK CAVE PRODUCTION FIRST 3 YEARS - SHOWING (LESS THEN) 2% CU GRADE SHELL

                                    [FIGURE]

         SCHEDULE RAMP-UP

         The increase in production of a block cave is controlled by the number of draw points that can be constructed and brought into production in a month. Based on the parameters developed in Section 2.3.2 it was determined that to achieve a steady state of production at a manageable speed, a ramp-up of:

         Year 1: 1 million tonnes
         Year 2: 3.5 million tonnes
         Year 3: 5.5 million tonnes
         Year 4: 7.0 million tonnes
         Year 5: 10 million tonnes, would be assumed.

         The physical development required to achieve this ramp up schedule is discussed and graphically displayed in Section 2.3.7.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-92

         The above mentioned production schedule does not include ore or waste tonnage generated during jumbo development on the extraction level, undercut or other development. This material is accounted for separately and can be considered as extra tonnes. The tonnes and metres from the jumbo development are further discussed in Section 2.3.7.

         The overall life of mine block cave production schedule is displayed in Figure 15 and Figure 16.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-93

         FIGURE 15: BLOCK CAVE PRODUCTION PROGRESSION

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-94

         FIGURE 16: BLOCK CAVE PRODUCTION PROGRESSION - THE LATER YEARS

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-95

2.3.5    DILUTION AND RECOVERY

         The Hugo South resource is summarised in Table 23. Block cave mining will take place within the greater than 1% copper envelope of the deposit. The greater than 2% copper resource is preferentially mined to maximise high grade extraction. The block cave mine has a life of 20 years with an annual production of 10Mt/a.

         TABLE 23: MINE RESOURCE AND MINE LIFE SUMMARY

                   >0.6% Cu   485 million tonnes    Encases the mining resource
                   >1.0% Cu   223 million tonnes    Targeted mining resource
                   >2.0% Cu   40 million tonnes     High grade mining resource
         Mine Life            20 Years

         To model the block cave extraction, a series of columns are developed within the Vulcan software mine planning system. These columns are broken up into one million tonne cubes. These cubes reflect approximately one year's ore production that will be drawn through the 15 draw points that lie immediately beneath each column (Figure 17). The size of the columns is 80m by 90m by 600m high.

         FIGURE 17: EXTRACTION RESERVE COLUMNS

                                    [FIGURE]

         A tonnage and grade is determined for each column which is then transferred to the block cave scheduling model.

         A production schedule is then developed to reflect panel cave draw point extraction. The undiluted extraction of each column is modelled until a nominal 70% of the column is extracted with the remaining 30% diluted as described below.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-96

         DILUTION

         An idealised block cave dilution example is shown in Figure 18. A range of draw percentage values was manually applied to achieve a total block cave draw of 120% of ore tonnes and 86% of metal. As shown in Figure 18, for cubes contained within the last 30% of a column, it is assumed that 120% of the cube in-situ tonnage is extracted to achieve full recovery of the in-situ cube. The extra 20% material extracted is assumed to be drawn from the cube directly above. The gold grades and NSR values of the extracted cube are adjusted in the same manner as the copper grade.

         FIGURE 18 BLOCK CAVE DILUTION MODEL

                                    [FIGURE]

         The dilution model applied reflects the material mixing that occurs during long term extraction of the panel cave. This model reflects only dilution from above the block cave column and not from the side as would occur to some extent in reality. The side dilution is not currently modelled due to the limitations of the Excel based schedule model. A more realistic block cave dilution model will be applied in the next phase of study by the application of the specialised block cave PC-BC software system.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-97

         FIGURE 19: HUGO SOUTH DEPOSIT GRADE SHELLS DISPLAYING BLOCK CAVE ORE COLUMNS IN (greater then) 1% Cu

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-98

2.3.6    MINE DEVELOPMENT

         MAIN DECLINE

         A mine design and schedule for the FN main decline is developed on the assumption that the access decline has been extended to the 775 mRL by Year -2. The design and schedule of the decline is based on the decline having been installed to 775 mRL (as an exploration decline) prior to formal project approval (Figure 20).

         The decline is used to access the extraction level, the undercut level and the material transfer/handling level. The decline is also designed such that it can continue to be developed to the Hugo North if required.

         FIGURE 20: DECLINE AND SHAFT LONG-SECTION

                                    [FIGURE]

         SHAFT

         A hoisting shaft will be used to hoist rock to the surface from the extraction level. The shaft is planned to be approximately 700 metres in depth. The physical specifications of the shaft are discussed in
         Section 2.2.1.

         The construction of the shaft is to be started in Year -2. This assumes a 2.5-year construction and commissioning program for the shaft. It will ensure that as the block cave begins to ramp up in production in Year 1, the shaft will be available to commence hoisting.

         FRESH AIR INTAKES

         The ventilation requirements for the mine are detailed within Section
         2.2.11 to 2.2.16.

         As shown in Figure 21 the primary airway system will consist of:

         - A single 6m x 6m decline descending at 1:7 to the bottom of the mine (intake air).

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                        Page 2-99

         - A single 9.5m diameter vertical shaft with a brattice wall providing a 44.4 m(2) downcast compartment, equipped with rock skips and a service/emergency conveyance and a 23.7 m(2) dedicated upcast compartment.

         This will adequately cater for all air requirements and no other intake ventilation raises from surface are required.

         The sizing of the vertical shaft was based on both air and hoisting requirements.

         Main intakes will be on 550 RL and 525 RL and the return will be on transfer level connecting into the upcast compartment.

         In order to develop the decline, a single 3.0m diameter raise bored hole will be required. This hole should connect to the decline at regular intervals to serve as a return airway for decline and initial level development.

         FIGURE 21: PRIMARY VENTILATION CIRCUIT FOR 10MT/A BLOCK CAVE MINE

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-100

         FIGURE 22: EXTRACTION LEVEL VENTILATION CONCEPT

                                    [FIGURE]

         BLOCK CAVE:

         Fresh air is directed from the fresh air intake onto the extraction drive (Figure 22). The air is then directed along the production galleries and then down small drainage and ventilation rises to the materials handling level and into the return airway (Figure 22). The air flows along the return airway and up the return shaft to the surface.

         CRUSHER CHAMBER AND CONVEYOR DECLINE:

         The crusher chambers and conveyor declines are set up so all air flows through the chambers and conveyor drives and then into the return airway (Figure 23).

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-101

         FIGURE 23: MATERIALS HANDLING PRIMARY VENTILATION CIRCUIT

                                    [FIGURE]

         EXTRACTION LEVEL

         The extraction level must be set up to provide optimum operating conditions for the electric loaders that will operate within it. (See Appendix 2.9 for scale plan of the extraction level.)

         It is planned that all production gallery floors will be paved with 40 MPa concrete and all walls and backs will be fully supported using fibrecrete, strapping, rockbolts, and cable bolts. The draw points will be fully supported with Henderson arches, rockbolts, strapping and cable bolts. At pre feasibility and feasibility level, detailed support design will be carried out and detailed support diagrams will be provided. At scoping level, benchmark estimates of the support required have been made and allowed for in costs and construction schedules.

         It is expected to only develop the production galleries as they are required. This development schedule is displayed in Figure 24.

         The extraction level has been designed to accommodate the full extraction of the known 1% resource shell as estimated by Ivanhoe Mines. The extraction level has an overall physical configuration of 1000 metres long by 370 metres wide (maximum). The current layout is based upon the established Henderson layout with 6 crushers laid out along the strike of the resource.

         It is expected that a 10 Mt/a mine will require at least three crushers operating simultaneously.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-102

         FIGURE 24: EXTRACTION LEVEL DEVELOPMENT SCHEDULE - DISPLAYS YEARS PRODUCTION GALLERIES ARE DEVELOPED PRIOR TO DRAW-POINT CONSTRUCTION

                                    [FIGURE]

         ORE FLOW

         The block cave is designed to operate as a rock factory. Therefore, the cave itself acts as a stockpile and there is no built in storage capacity of any significance within the materials handling system underground.

         Ore is extracted by electric loader from the draw points and then trammed back to the crusher bins. The crusher bins are placed on the extraction level. Ore flows through the bins into the crusher and fed directly onto conveyors (Figure 25).

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-103

         The ore then flows along the conveyors on the Materials Handling Level (or Transfer Level) into the main Return Conveyor Drive to the Shaft (see Appendix 2.10 for a scale plan of the Transfer Level). The material is then hoisted to the surface and is transported by overland conveyor to the plant.

         FIGURE 25: ORE FLOW

                                    [FIGURE]

         DRAINAGE

         Current groundwater models predict that water inflows through the cave will be minimal. Appropriate designs and capital have been estimated to handle any unexpected inflows of water.

         As caving proceeds, water is expected to report in the draw points on the extraction level. Each production gallery will be designed with side drains to capture water flowing from the draw points. It will be directed along the galleries and down the drainage and ventilation rises. The water will then be directed on the materials transfer level to a pump chamber for collection and onward pumping to the surface.

2.3.7    SCHEDULING ISSUES

         The development schedule is summarised in Table 24 and is shown diagrammatically in Figure 26.

         Development scheduling is based upon several fixed assumptions:

         -        35m/wk for single heading including shotcrete application.

         -        70m/wk in multiple headings including shotcrete application.

         -        5 draw bells constructed per month.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-104

         FIGURE 26: DECLINE DEVELOPMENT SCHEDULE

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-105

TABLE 24: DEVELOPMENT SCHEDULE 10Mt/a BLOCK CAVE MINE

Option 3A Development           Year   Year -    Year    Year   Year    Year  Year   Year    Year   Year   Year   Year    Year
     Physicals                   -2      1         1       2      3       4     5     6       7      8      9     10      11
-------------------------------------------------------------------------------------------------------------------------------
Horizontal Development
Capital (m)              Dcp   2,627   6,775     1,585       0      0      0      0      0   1,971      0     490      0     250
Extraction Level (m)     Dex       0   3,970     2,892   2,155  1,325    845  2,045  2,895   2,904  1,952   1,990  1,404   1,686
Undercut level (m)       Uct     380   4,460     3,694   2,000      0      0  2,500  2,500   2,000      0   1,500  2,500   1,000
Vertical Development
Capital (m)              Vcp     305       0         0       0      0      0      0      0       0      0       0      0       0
Operating (m)            Vop       0     350       300       0      0      0    250    200       0      0     200      0     250

Option 3A Development      Year   Year   Year  Year
     Physicals              12     13     14    15
---------------------------------------------------
Horizontal Development
Capital (m)                   0      0      0     0
Extraction Level (m)      1,300  1,444    520   520
Undercut level (m)            0      0      0     0
Vertical Development
Capital (m)                   0      0      0     0
Operating (m)               150      0      0     0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-106

         DEVELOPMENT

         Development in Year -2 includes the development of the main decline to the extraction level, the upper rises of the intake shafts, access to the materials handling level and undercut level as well as some development on the undercut level.

         Year -1 sees development on the extraction level and undercut levels as well as the completion of all intake ventilation vertical and horizontal development. The return airway will not be available until Year 1, and it is expected that a temporary primary circuit will need to be set up during years -2 and -1 until the return airway is completed.

         Year -1 and 1 will see the construction and installation of the materials handling system on the materials handling level. Development to the shaft plat from the main decline will be in Year -1. The shaft and materials handling system will be ready for commissioning in Year 1 and thence production in Year 2.

         PRODUCTION

         The block cave has been scheduled based upon the construction of five draw-points per month (Figure 27).

         SRK estimates that the hoisting shaft will be available for hoisting in the middle of Year 1. The installation of the materials handling system is also complete by the end of Year -1.

         CRITICAL PATH

         The critical paths for the development and production schedule are the development of the primary ventilation circuit and the materials handling system.

         However, a secondary ventilation rise is to be installed as the decline progresses to the extraction level (Figure 26). This rise will extend to directly opposite the entrance of the extraction level from the decline and can be used as a secondary means of egress as the mine enters full production.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-107

         FIGURE 27: EXTRACTION LEVEL DRAW POINT PRODUCTION SCHEDULE

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-108

         2.3.8 MOBILE EQUIPMENT

         It has been assumed for the purposes of the scoping study that all development for the decline, extraction level, undercut and ventilation infrastructure construction will be carried out by contractors. All production on the extraction level and secondary breakage activities will be undertaken by IMMI.

         OVERALL ASSUMPTIONS:

         -        Equipment purchased new for the project

         - Number of units required increased by 14% to account for regular preventative maintenance requirements

         -        A maximum of six draw bells constructed per month

         -        A contractor will supply development equipment.

         DRILLING - JUMBO DEVELOPMENT

         Two types of development jumbos are proposed, i.e. two-boom jumbo suitable for larger profiles (e.g. decline 6m x 6m) and two-boom jumbo suitable for smaller profiles (i.e. undercut and extraction levels 4.5m x 4.5m).

         ASSUMPTIONS:

         - Both types of jumbo can achieve 35m per week in single headings (classified as three or less headings) and 70m per week in multiple headings (classified as greater than three headings).

         - Jumbos install initial ground support (e.g. point anchor bolts).

         DRILLING - PRODUCTION DRILLING

         Longhole drilling rigs are proposed i.e. capable of drilling up to 50m long holes with hole diameters ranging from 89 to 102mm.

         ASSUMPTIONS:

         -        Drills can achieve 8,000 drill metres per month.

         - The Undercut Level will require one production drill rig (estimated 6,500drm per month) for vertical blast holes and one Quasar drill rig (estimated 2,700drm per month) for horizontal blast holes to achieve a maximum of six draw bells extracted per month drilling requirements.

         - The Extraction Level will require one production drill rig (estimated 6,500drm per month) to achieve a maximum of six draw bells extracted per month drilling requirements.

         MATERIALS HANDLING - LOADING

         Diesel loaders with 8m(3) bucket capacity are proposed to meet jumbo waste development requirements. Smaller diesel loaders with 7.4m(3) bucket capacity are proposed to meet undercut and extraction level ore development due to the reduced profile (i.e. 4.5m x 4.5m). Similar sized electric loaders with 7m(3) bucket capacity are proposed for draw point ore production.

         The electric loaders will be powered via a trailing electrical cable which limits the distance that they can travel in any particular direction to approximately 250 metres. Due to safety concerns regarding the electric cable only one loader or unit of equipment can operate in a given sector. This limits to a maximum of four loaders that can access each crusher.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-109

         ASSUMPTIONS:

         -        Stope loaders can achieve 1.2Mt/a.

         -        Development loaders can achieve 0.5Mt/a.

         MATERIALS HANDLING - TRUCKING

         Conventional large (55t payload) diesel articulated low-profile trucks are proposed. Until the production shaft is commissioned all underground production (mullock and ore) will have to be trucked to the surface via the surface to underground decline.

         ASSUMPTIONS:

         -        A loaded truck can achieve 5km/hr up the decline.

         -        An empty truck can achieve 20km/hr down the decline.

         - Surface is 1165mRL and all underground production hauled from the bottom of the orebody i.e. 575mRL.

         -        Maximum decline haulage of 2Mt/a.

         OTHER EQUIPMENT AND LIGHT VEHICLES

         Estimated light vehicle requirements are split into three categories, i.e. staff: including management, geology, geotechnical and survey departments; production: including production drilling, cable bolt rigs, jumbo, nippers', service crew and underground supervision, and
         Maintenance: including mechanical, electrical and dewatering maintenance.

         Other specialised block cave equipment includes the following:

         -        Secondary breakage equipment.

         -        Secondary breakage unit (high hang up), see Figure 28.

         -        Secondary Breakage Unit (low hang-up Commando unit).

         -        Tele-remote Twin Boom Jumbo.

         FIGURE 28: SECONDARY BREAKAGE DRILL UNITS (HIGH HANG-UP UNITS)

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-110

2.3.9    LABOUR

         Table 25 shows the transition from a reliance on expatriate personnel during the ramp up phase to predominately Mongolian personnel during steady state production from Year 10 onwards. The Blue shading represents local labour while the Red shading represents expatriate labour.

         Key Assumptions are:

         - All development (i.e. jumbo development, shaft sinking and raise bore ventilation raises), production drilling and primary charging activities are undertaken by contractor personnel. All other underground activities are undertaken by IMMI personnel.

         -        All senior personnel and skilled underground operators (e.g.
                  longhole drillers, jumbo operators etc.) are expatriates and supporting personnel are Mongolian. The expatriate personnel are on a commute 'fly in/fly out' (FIFO) roster.

         - The staff FIFO roster is nine weeks on-site and five weeks off-site. This requires two personnel for each position i.e. nominally one on-site and one off-site with some overlap.

         - The shift work FIFO roster is two months on and one month off-site. This involves a three-shift workforce that works two 12-hour shifts per day with the third shift off- site.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-111

         TABLE 25: LABOUR MATRIX SHOWING TRANSITION FROM EXPATRIATE TO MONGOLIAN PERSONNEL

                         Year -2    Year -1   Year 1   Year 2   Year 3   Year 4   Year 5   Year 6  Year 7   Year 8  Year 9  Year 10
-----------------------------------------------------------------------------------------------------------------------------------
General Manager            1          1         1        1        1        1        1        1       1        1       1       1
Manager Mining             1          1         1        1        1        1        1        1       1        1       1       1
Manager Technical          1          1         1        1        1        1        1        1       1        1       1       1
Services
Secretary/clerical         10         10        10       10       10       10       10       10      10       10      10      10
staff
Senior Mining              4          4         4        4        4        4        4        4       4        4       4       4
Engineer
Mine Planning              4          4         4        4        4        4        4        4       4        4       4       4
Engineer
Mine Ventilation           2          2         2        2        2        2        2        2       2        2       2       2
Engineer
Senior Geotechnical        4          4         4        4        4        4        4        4       4        4       4       4
Engineer
Draw Control               4          4         4        4        4        4        4        4       4        4       4       4
Engineer
Drill and Blast            2          2         2        2        2        2        2        2       2        2       2       2
Engineer
Mine Technical             16         16        16       16       16       16       16       16      16       16      16      16
Assistants
Senior Geologist           2          2         2        2        2        2        2        2       2        2       2       2
Mine Geologist             8          8         8        8        8        8        8        8       8        8       8       8
Geological                 20         20        20       20       20       20       20       20      20       20      20      20
Technician
Senior Mine                2          2         2        2        2        2        2        2       2        2       2       2
Surveyor
Mine Surveyor              2          2         2        2        2        2        2        2       2        2       2       2
Survey Technician          6          6         6        6        6        6        6        6       6        6       6       6
Production                 1          1         1        1        1        1        1        1       1        1       1       1
Superintendent
Development                1          1         1        1        1        1        1        1       1        1       1       1
Superintendent
Mine Foreman               2          2         2        2        2        2        2        2       2        2       2       2
Shift Boss Production      6          6         6        6        6        6        6        6       6        6       6       6
Store Personnel            6          6         6        6        6        6        6        6       6        6       6       6
Production Drill           4          4         4        4        4        4        4        4       4        4       4       4
LHD operator               20         20        20       20       20       20       20       20      20       20      20      20
Loss Control               2          2         2        2        2        2        2        2       2        2       2       2
Manager
Safety Officers            4          4         4        4        4        4        4        4       4        4       4       4
Training Personnel         6          6         6        6        6        6        6        6       6        6       6       6
Translators                13         13        13       13       13       13       13       13      13       13      13      13
Control Room               3          3         3        3        3        3        3        3       3        3       3       3
Operators
It Officers                4          4         4        4        4        4        4        4       4        4       4       4
Misc Services              18         18        18       18       18       18       18       18      18       18      18      18
Secondary Breakage         9          9         9        9        9        9        9        9       9        9       9       9
Maintenance Planner        2          2         2        2        2        2        2        2       2        2       2       2
Mechanical                 3          3         3        3        3        3        3        3       3        3       3       3
Supervisor
Electrical Supervisor      3          3         3        3        3        3        3        3       3        3       3       3
Maintenance                18         18        18       18       18       18       18       18      18       18      18      18
Tradesperson
Mechanical                 9          9         9        9        9        9        9        9       9        9       9       9
Tradesperson
Instrument                 18         18        18       18       18       18       18       18      18       18      18      18
Technician

Table Key:  Blue - Local Labour
            Red -  Expatriate Labour

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-112

         2.3.10 MINING COSTS

         The mining costs were sourced from a combination of:

         - Indicative Australian underground development contractor costs.

         -        Indicative comparable Australian stoping costs.

         -        Indicative comparable infrastructure costs.

         -        Costs built up from first principles.

         -        IMMI supplied Mongolian labour rates.

         The so-called 'China Cost Discount Factors' (CCDF's) were estimates of potential cost savings resulting from operating a mine in and around China. The CCDF's used are explained in detail in Section 2.4. The CCDF's were applied to the following cost areas:

         -        Shaft costs, i.e. shaft sinking and operating costs.

         - Fixed capital costs e.g. primary fans, electrical transformers.

         - Underground direct costs i.e. jumbo development, longhole production drilling, longhole production charging and trucking and bogging activities.

         Therefore two sets of cost data were estimated i.e. unadjusted costs with no CCDF's applied and adjusted costs with CCDF's applied.

         Table 26 and Table 27 provide year by year combinations of operating and capital costs per tonne with a life of mine average of $1.55/t (adjusted costs) and $1.76/t (unadjusted costs). Table 28 and Table 29 provide a breakdown of the adjusted and unadjusted life of mine capital and operating costs respectively and also provides details of the jumbo development contingencies used to account for unscheduled minor items such as:

         - stripping to install equipment such as large secondary fans, jumbo boxes, mono pumps, etc

         -        stockpiles

         - stripping backs for loading points and other miscellaneous items.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-113

         TABLE 26: ADJUSTED LIFE OF MINE COSTS

                               LOM
Operating $/Tonne            $/tonne  Year -2   Year -1  Year 1  Year 2   Year 3   Year 4   Year 5  Year 6  Year 7  Year 8  Year 9
----------------------------------------------------------------------------------------------------------------------------------
Operating $ per Tonne
(Production Only )            $1.39      0           0        0  $ 3.85    $2.42    $1.56    $1.37   $1.68   $1.61   $1.50   $1.14

Operating and Capital $ per
Tonne (Incl Contingencies)    $3.48      0           0   $61.15  $10.58    $3.75    $2.52    $2.64   $3.35   $4.40   $3.14   $2.76
Development Component         $0.79      0           0   $17.34  $ 2.51    $0.39    $0.24    $0.73   $0.89   $1.39   $0.59   $0.68

Operating $ per Total Ore
Tonne                         $1.33      0           0        0  $ 3.28    $2.30    $1.52    $1.33   $1.59   $1.50   $1.44   $1.08

Operating and Capital $ per
Total Ore Tonne (Incl
Contingencies)                $3.36      0     $177.35   $34.57  $ 9.00    $3.57    $2.45    $2.59   $3.17   $4.11   $3.02   $2.61
Development Component         $0.77      0     $ 81.19   $ 9.81  $ 2.14    $0.37    $0.23    $0.71   $0.85   $1.30   $0.56   $0.64

Operating $/Tonne             Year 10  Year 11   Year 12  Year 13  Year 14  Year 15   Year 16  Year 17   Year 18   Year 19   Year 20
------------------------------------------------------------------------------------------------------------------------------------
Operating $ per Tonne
(Production Only )             $1.38    $1.56     $1.30    $1.12    $1.13    $1.12     $1.12    $1.12     $1.13     $1.24     $2.11

Operating and Capital $ per
Tonne (Incl Contingencies)     $2.53    $2.75     $2.56    $2.00    $1.77    $1.58     $1.39    $1.42     $1.13     $1.24     $2.11
Development Component          $0.57    $0.52     $0.48    $0.28    $0.11    $0.10         0        0         0         0         0

Operating $ per Total Ore
Tonne                          $1.33    $1.52     $1.26    $1.10    $1.12    $1.11     $1.12    $1.12     $1.13     $1.24     $2.11

Operating and Capital $ per
Total Ore Tonne (Incl
Contingencies)                 $2.45    $2.68     $2.49    $1.95    $1.75    $1.56     $1.39    $1.42     $1.13     $1.24     $2.11
Development Component          $0.55    $0.50     $0.46    $0.27    $0.10    $0.10     $0.00        0         0         0         0

TABLE 27: UNADJUSTED LIFE OF MINE COSTS

                              LOM
Operating $/Tonne            $/TONNE  Year -2   Year -1  Year 1  Year 2   Year 3   Year 4   Year 5  Year 6  Year 7  Year 8  Year 9
----------------------------------------------------------------------------------------------------------------------------------
Operating $ per Tonne
(Production Only)             $1.48      0         0        0    $4.65    $2.76    $1.56    $1.37   $1.91   $1.84   $1.68   $1.14

Operating and Capital $
per Tonne (Incl
Contingencies)                $4.22      0         0     $79.75  $13.46   $4.54    $2.80    $3.01   $4.22   $5.57   $3.78   $3.35
Development Component         $1.04      0         0     $21.03  $3.42    $0.55    $0.34    $1.02   $1.25   $1.92   $0.79   $0.95

Operating $ per Total Ore
Tonne                         $1.43      0         0        0    $3.96    $2.63    $1.52    $1.33   $1.80   $1.72   $1.61   $1.08

Operating and Capital $
per Total Ore Tonne (Incl
Contingencies)                $4.07      0      $225.75  $45.09  $11.45   $4.33    $2.71    $2.94   $3.99   $5.21   $3.63   $3.17
Development Component         $1.00      0      $98.36   $11.89  $2.91    $0.53    $0.33    $0.99   $1.18   $1.80   $0.76   $0.90

Operating $/Tonne            Year 10  Year 11   Year 12  Year 13  Year 14  Year 15   Year 16  Year 17   Year 18   Year 19   Year 20
-----------------------------------------------------------------------------------------------------------------------------------
Operating $ per Tonne
(Production Only)            $1.51     $1.78     $1.39    $1.12    $1.13    $1.12     $1.12    $1.12     $1.13     $1.24     $2.11

Operating and Capital $
per Tonne (Incl
Contingencies)               $3.06     $3.31     $3.00    $2.23    $1.89    $1.69     $1.39    $1.42     $1.13     $1.24     $2.11
Development Component        $0.80     $0.71     $0.63    $0.39    $0.15    $0.14       0        0         0         0         0

Operating $ per Total Ore
Tonne                        $1.46     $1.74     $1.34    $1.10    $1.12    $1.11     $1.12    $1.12     $1.13     $1.24     $2.11

Operating and Capital $
per Total Ore Tonne (Incl
Contingencies)               $2.96     $3.22     $2.91    $2.18    $1.87    $1.67     $1.39    $1.42     $1.13     $1.24     $2.11
Development Component        $0.78     $0.69     $0.61    $0.38    $0.15    $0.14       0        0         0         0         0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-114

     OPTION 3A CAPITAL AND
     OPERATING SCHEDULE       CONT   LOM TOTAL   YEAR -2    YEAR -1   YEAR 1   YEAR 2   YEAR 3   YEAR 4   YEAR 5   YEAR 6    YEAR 7
------------------------------------------------------------------------------------------------------------------------------------
     Underground
210  Development Decline       25%    $5.6 M      $4.5 M    $1.0 M       0        0        0        0        0        0         0
     Underground
211  Development Ventilation   25%    $13.3 M     $1.8      $6.9 M    $1.6 M      0        0        0     $0.5 M   $0.4 M   $ 0.3  M
     Underground
212  Development Dewatering     0%    $ 4.0 M     $0.3 M    $1.0 M    $2.2 M   $0.4 M      0        0        0        0         0
     Underground
     Development Materials
213  Handling                  40%    $21.3 M       0       $4.2 M    $3.7 M   $3.0 M      0        0        0        0     $ 3.0  M
     Underground
214  Development Ancillary     25%    $2.4 M        0          0      $1.2 M   $1.2 M      0        0        0        0         0
215  Extraction Level          20%    $130.3 M    $1.0 M    $14.4 M   $17.2 M  $10.0 M  $5.2 M   $4.1 M   $4.8 M   $10.6 M  $ 16.8 M
216  Undercut level            20%    $42.6 M     $0.8 M    $9.3 M    $7.6 M   $3.6 M      0        0     $4.4 M   $4.4 M   $ 3.5  M
     Sustaining Capital
217  (Stores)                  25%    $12.6 M     $0.4 M    $1.3 M    $2.0 M   $0.8 M   $0.4 M   $0.5 M   $0.7 M   $0.4 M   $ 0.7  M
220  Shaft                            $32.2 M     $12.8 M   $13.0 M   $6.7 M      0        0        0        0        0         0
     Pre-Production and
230  Mining                              0           0         0         0        0        0        0        0        0         0

240  Mobile Equipment          5%     $48.0 M     $1.2 M    $2.9 M    $4.0 M   $3.0 M   $1.7 M   $2.3 M   $3.0 M   $1.7 M   $ 3.1  M
     Materials handling
241  Equipment                 5%     $13.5 M       0       $4.2 M    $2.1 M   $1.5 M      0        0        0        0     $ 1.5  M
242  Ancillary Equipment       5%     $2.4 M      $0.2 M    $1.0 M    $0.9 M   $0.4 M      0        0        0        0         0
243  Primary Ventilation Fans  5%     $1.4 M      $0.1 M    $0.8 M    $0.5 M      0        0        0        0        0         0

250  Mine Services            25%     $5.6 M      $0.6 M    $2.3 M    $2.4 M   $0.2 M      0        0        0        0         0
270  Total Operating Cost             $237.3 M      0          0         0     $13.8 M  $13.3 M  $11.2 M  $14.3 M  $17.6 M  $16.8  M
     Capitalised Operating
275  Cost                             $23.8 M     $2.4 M    $4.8 M    $16.6 M     0        0        0        0        0         0
     Total Capital Cost               $335.5 M    $23.6 M   $62.3 M   $52.1 M  $24.0 M  $7.3 M   $6.9 M   $13.4 M  $17.5 M  $29.0  M

     Yearly Total Cost                $596.5 M    $26.0 M   $67.0 M   $68.7 M  $37.8 M  $20.7 M  $18.2 M  $27.8 M  $35.2 M  $45.8  M

     Yearly Total (including
     contingency)                     $596.5 M    $26.0 M   $67.0 M   $68.7 M  $37.8 M  $20.7 M  $18.2 M  $27.8 M  $35.2 M  $45.8  M

     OPTION 3A CAPITAL AND
     OPERATING SCHEDULE          YEAR 8   YEAR 9   YEAR 10  YEAR 11  YEAR 12  YEAR 13  YEAR 14  YEAR 15  YEAR 16
------------------------------------------------------------------------------------------------------------------
     Underground
210  Development Decline            0        0        0        0        0        0        0        0        0
     Underground
211  Development Ventilation        0     $0.7 M      0     $0.7 M   $0.3 M      0        0        0        0
     Underground
212  Development Dewatering         0        0        0        0        0        0        0        0        0
     Underground
     Development Materials
213  Handling                    $3.0 M   $0.7 M      0     $0.3 M   $3.0 M      0        0        0        0
     Underground
214  Development Ancillary          0        0        0        0        0        0        0        0        0
215  Extraction Level            $8.7 M   $9.8 M   $5.2 M   $5.7 M   $6.4 M   $5.4 M   $2.5 M   $2.5 M      0
216  Undercut level                 0     $2.7 M   $4.4 M   $1.8 M      0        0        0        0        0
     Sustaining Capital
217  (Stores)                    $0.7 M   $0.4 M   $0.5 M   $0.7 M   $0.4 M   $0.7 M   $0.7 M   $0.4 M   $0.5 M
220  Shaft                          0        0        0        0        0        0        0        0        0
     Pre-Production and
230  Mining                         0        0        0        0        0        0        0        0        0

240  Mobile Equipment            $3.2 M   $1.8 M   $2.3 M   $3.1 M   $1.8 M   $3.1 M   $3.2 M   $1.7 M   $2.3 M
     Materials handling
241  Equipment                   $1.5 M   $1.0 M      0     $0.4 M   $1.5 M      0        0        0        0
242  Ancillary Equipment            0        0        0        0        0        0        0        0        0
243  Primary Ventilation Fans       0        0        0        0        0        0        0        0        0

250  Mine Services                  0        0        0        0        0        0        0        0        0
270  Total Operating Cost        $15.7 M  $12.1 M  $14.8 M  $16.6 M  $13.7 M  $11.7 M  $11.3 M  $11.7 M  $11.8 M
     Capitalised Operating
275  Cost                           0        0        0        0        0        0        0        0        0
     Total Capital Cost          $17.2 M  $17.1 M  $12.4 M  $12.7 M  $13.4 M  $9.1 M   $6.4 M   $4.7 M   $2.8 M

     Yearly Total Cost           $32.9 M  $29.2 M  $27.2 M  $29.2 M  $27.2 M  $20.9 M  $17.8 M  $16.3 M  $14.6 M

     Yearly Total (including
     contingency)                $32.9 M  $29.2 M  $27.2 M  $29.2 M  $27.2 M  $20.9 M  $17.8 M  $16.3 M  $14.6 M

     OPTION 3A CAPITAL AND
     OPERATING SCHEDULE          YEAR 17  YEAR 18   YEAR 19   YEAR 20
---------------------------------------------------------------------
     Underground
210  Development Decline            0        0         0         0
     Underground
211  Development Ventilation        0        0         0         0
     Underground
212  Development Dewatering         0        0         0         0
     Underground
     Development Materials
213  Handling                       0        0         0         0
     Underground
214  Development Ancillary          0        0         0         0
215  Extraction Level               0        0         0         0
216  Undercut level                 0        0         0         0
     Sustaining Capital
217  (Stores)                    $0.6 M      0         0         0
220  Shaft                          0        0         0         0
     Pre-Production and
230  Mining                         0        0         0         0

240  Mobile Equipment            $2.6 M      0         0         0
     Materials handling
241  Equipment                      0        0         0         0
242  Ancillary Equipment            0        0         0         0
243  Primary Ventilation Fans       0        0         0         0

250  Mine Services                  0        0         0         0
270  Total Operating Cost        $12.0 M  $11.3 M   $7.4 M    $3.0 M
     Capitalised Operating
275  Cost                           0        0         0         0
     Total Capital Cost          $3.2 M      0         0         0

     Yearly Total Cost           $15.2 M  $11.4 M   $7.4 M    $3.0 M

     Yearly Total (including
     contingency)                $15.2 M  $11.4 M   $7.4 M    $3.0 M

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-115

TABLE 29: UNADJUSTED LIFE OF MINE COSTS BREAKDOWN

     OPTION 3A CAPITAL AND
     OPERATING SCHEDULE        CONT  LOM TOTAL  YEAR -2  YEAR -1  YEAR 1   YEAR 2   YEAR 3   YEAR 4   YEAR 5   YEAR 6   YEAR 7
-------------------------------------------------------------------------------------------------------------------------------
     Underground
210  Development Decline        25%   $6.9 M    $5.5 M   $1.4 M      0        0        0        0        0        0        0
     Underground
211  Development Ventilation    25%   $14.9 M   $1.9 M   $7.9 M   $1.7 m      0        0        0     $0.4 M   $0.4 M   $0.4 M
     Underground
212  Development Dewatering     0%    $5.1 M    $0.3 M   $1.4 M   $2.9 M   $0.5 M      0        0        0        0        0
     Underground
     Development Materials
213  Handling                   40%   $26.1 M   $  0     $5.2 M   $4.5 M   $3.8 M      0        0        0        0     $3.8 M
     Underground
214  Development Ancillary      25%   $3.0 M       0        0     $1.6 M   $1.4 M      0        0        0        0        0
215  Extraction Level           20%   $184.5 M  $1.2 M   $17.5 M  $23.0 M  $14.7 M  $7.7 M   $6.1 M   $6.7 M   $15.5 M  $24.4 M
216  Undercut level             20%   $57.1 M   $1.0 M   $11.5 M  $9.4 M   $5.0 M      0        0     $6.3 M   $6.3 M   $5.0 M
     Sustaining Capital
217  (Stores)                   25%   $13.1 M   $0.4 M   $1.4 M   $2.2 M   $0.8 M   $0.4 M   $0.5 M   $0.7 M   $0.4 M   $0.7 M
220  Shaft                            $56.7 M   $22.1 M  $22.6 M  $11.9 M     0        0        0        0        0        0
     Pre-Production and
230  Mining                              0

240  Mobile Equipment           5%    $49.2 M   $1.7 M   $3.3 M   $4.2 M   $3.0 M   $1.7 M   $2.3 M   $3.1 M   $1.7 M   $3.1 M
     Materials handling
241  Equipment                  5%    $13.5 M   0        $4.2 M   $2.1 M   $1.5 M      0        0        0        0     $1.5 M
242  Ancillary Equipment        5%    $2.9 M    $0.2 M   $0.9 M   $1.1     $0.5 M      0        0        0        0        0
243  Primary Ventilation Fans   5%    $1.9 M    $0.2 M   $1.0 M   $0.6 M      0        0        0        0        0        0

250  Mine Services              25%   $5.6 M    $0.7 M   $2.3 M   $2.4 M   $0.2 M      0        0        0        0        0
270  Total Operating Cost             $253.5 M     0        0        0     $16.6 M  $15.2 M  $11.2 M  $14.3 M  $20.0 M  $19.2 M
     Capitalised Operating
275  Cost                             $29.0 M   $2.4 M   $4.8 M   $21.9 M     0        0        0        0        0        0
     Total Capital Cost               $440.5 M  $35.3 M  $80.6 M  $67.7 M  $31.5 M  $9.8 M   $8.9 M   $17.2 M  $24.2 M  $38.9 M

     Yearly Total Cost                $723.1 M  $37.6 M  $85.4 M  $89.7 M  $48.1 M  $25.1 M  $20.1 M  $31.6 M  $44.3 M  $58.1 M

     Yearly Total (Including
     contingency)                     $723.1 M  $37.6 M  $85.4 M  $89.7 M  $48.1 M  $25.1 M  $20.1 M  $31.6 M  $44.3 M  $58.1 M

     OPTION 3A CAPITAL AND
     OPERATING SCHEDULE        YEAR 8   YEAR 9   YEAR 10  YEAR 11  YEAR 12  YEAR 13  YEAR 14  YEAR 15  YEAR 16
--------------------------------------------------------------------------------------------------------------
     Underground
210  Development Decline          0        0        0        0        0        0        0        0        0
     Underground
211  Development Ventilation      0     $1.0 M   0        $0.9 M   $0.2 M      0        0        0        0
     Underground
212  Development Dewatering       0        0        0        0        0        0        0        0        0
     Underground
     Development Materials
213  Handling                  $3.8 M   $1.0 M   0        $0.4 M   $3.8 M      0        0        0        0
     Underground
214  Development Ancillary        0        0        0        0        0        0        0        0        0
215  Extraction Level          $12.8 M  $14.4 M  $7.5 M   $8.3 M   $9.4 M   $7.8 M   $3.8 M   $3.8 M      0
216  Undercut level               0     $3.8 M   $6.3 M   $2.5 M      0        0        0        0        0
     Sustaining Capital
217  (Stores)                  $0.7 M   $0.4 M   $0.5 M   $0.7 M   $0.4 M   $0.7 M   $0.7 M   $0.4 M   $0.5 M
220  Shaft                        0        0        0        0        0        0        0        0        0
     Pre-Production and
230  Mining

240  Mobile Equipment          $3.2 M   $1.8 M   $2.3 M   $3.0 M   $1.8 M   $3.1 M   $3.2 M   $1.7 M   $2.3 M
     Materials handling
241  Equipment                 $1.5 M   $ 1.0       0     $0.4 M   $1.5 M      0        0        0        0
242  Ancillary Equipment          0        0        0        0        0        0        0        0        0
243  Primary Ventilation Fans     0        0        0        0        0        0        0        0        0

250  Mine Services                0        0        0        0        0        0        0        0        0
270  Total Operating Cost      $17.6 M  $12.1 M  $16.3 M  $19.0 M  $14.7 M  $11.7 M  $11.3 M  $11.7 M  $11.8 M
     Capitalised Operating
275  Cost                         0        0        0        0        0        0        0        0        0
     Total Capital Cost        $22.0    $23.3 M  $16.6 M  $16.2 M  $17.1 M  $11.6 M  $7.7 M   $5.8 M   $2.8 M

     Yearly Total Cost         $39.6 M  $35.4 M  $32.9 M  $35.1 M  $31.8 M  $23.3 M  $19.0 M  $17.5 M  $14.6 M

     Yearly Total (Including
     contingency)              $39.6 M  $35.4 M  $32.9 M  $35.1 M  $31.8 M  $23.3 M  $19.0 M  $17.5 M  $14.6 M

     OPTION 3A CAPITAL AND
     OPERATING SCHEDULE        YEAR 17   YEAR 18  YEAR 19     YEAR 20
---------------------------------------------------------------------
     Underground
210  Development Decline          0         0        0           0
     Underground
211  Development Ventilation      0         0        0           0
     Underground
212  Development Dewatering       0         0        0           0
     Underground
     Development Materials
213  Handling                     0         0        0           0
     Underground
214  Development Ancillary        0         0        0           0
215  Extraction Level             0         0        0           0
216  Undercut level               0         0        0           0
     Sustaining Capital
217  (Stores)                 $ 0.6 M       0        0           0
220  Shaft                        0         0        0           0
     Pre-Production and
230  Mining

240  Mobile Equipment         $ 2.6 M       0        0           0
     Materials handling
241  Equipment                    0         0        0           0
242  Ancillary Equipment          0         0        0           0
243  Primary Ventilation Fans     0         0        0           0

250  Mine Services                0         0        0           0
270  Total Operating Cost     $ 12.0 M  $11.4M   $7.4 M      $3.0 M
     Capitalised Operating
275  Cost                         0         0        0           0
     Total Capital Cost       $ 3.2 M       0        0           0

     Yearly Total Cost        $15.2 M   $11.4 M  $7.4 M      $3.0 M

     Yearly Total (Including
     contingency)             $15.2 M   $11.4 M  $7.4 M      $3.0 M

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-116
--------------------------------------------------------------------------------

2.4      CHINA COST DISCOUNT FACTORS

         China has attracted significant foreign investment, mainly due to a comparatively low cost of production, i.e. labour, consumables and energy. China undertakes business differently to the West, particularly regarding contractual quotations and negotiations. Chinese business transactions are characteristically flexible with rarely a definitive final cost.

         Chinese costs and production rates can vary significantly, depending on where and from whom the data is sourced. Variations are common from province to province and company to company. To get the best Chinese Cost Discount Factors (CCDF) is a function of the business and negotiation strategy employed. For example the same project would result in different CCDF's for the following three options:

         -        A wholly owned Chinese project would achieve the best CCDF's.

         - A Joint Venture between a foreign investor and Chinese companies would achieve moderate CCDF's.

         - A foreign owned project with business links to Chinese companies would achieve the worst CCDF's.

         OYU TOLGOI SCOPING STUDY

         It is premature to define precise CCDF's for the Oyu Togoi scoping study, however indicative CCDFs can be estimated and applied.

         SRK METHODOLOGY

         Taking into account the time constraints, SRK used the following approach:

         - SRK and ENFI shaft studies were analysed in detail and comparable physical and cost components were determined. This allowed an estimation of indicative Shaft CCDF for excavation, equipping and capital electrical/mechanical installations.

         - SRK selected relevant comparable items from the Australian and Chinese mining industry in the following three areas; underground labour (e.g. annual salaries), consumables (e.g. cement, explosives) and energy (e.g. diesel, electric power) that led to indicative underground direct cost CCDF's.

         CONCLUSION

         The above indicative CCDF's need to be further refined once the project has progressed to a feasibility stage. It is expected that further reductions of the discount factors can be achieved by closer relationships and improved communication with Chinese suppliers.

         DISCLAIMER

         CCDF ESTIMATES ARE INDICATIVE ONLY I.E. +/-30% DUE MAINLY TO THE SHORT TIME ALLOWED FOR SRK TO UNDERTAKE THE ANALYSIS. Y. WEI (MANAGER - SRK CHINA) WAS ONLY INVOLVED FOR FOUR DAYS (I.E. 12/8/03 TO 15/8/03) TO GATHER UNDERGROUND CHINESE COSTS OF SELECTED INDICATIVE COST ELEMENTS FOR COMPARATIVE PURPOSES WITH AUSTRALIAN COST ELEMENTS. SRK- PERTH PERSONNEL THEN USED Y. WEI'S CHINESE COST DATA SUPPLEMENTED WITH APPLICABLE AAJV/IMMI CHINESE COST DATA AND EQUIVALENT AUSTRALIAN COST DATA TO ESTIMATE REALISTIC INDICATIVE CCDF'S APPLICABLE TO THE PROJECT UNDERGROUND ASPECTS BY 21/8/03.

         SRK HAS EXERCISED ALL DUE CARE IN REVIEWING THE SUPPLIED INFORMATION. SRK DOES NOT ACCEPT RESPONSIBILITY FOR ANY ERRORS OR OMISSIONS IN THE SUPPLIED INFORMATION AND DOES NOT ACCEPT ANY CONSEQUENTIAL LIABILITY ARISING FROM COMMERCIAL DECISIONS OR ACTIONS RESULTING FROM THEM.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-117
--------------------------------------------------------------------------------

2.4.1    SHAFT CHINESE COST DISCOUNT FACTOR

         CCDF for capital was determined by a comparison between the SRK shaft report and the ENFI shaft report for the Oyu Tolgoi project, and then applied to all underground capital components. SRK prepared a shaft design for hoisting 10Mt/a of ore from an underground operation. The shaft is 790m in depth and 9.8m outside diameter with a concrete lining of 150mm that gives a finished diameter of 9.5m. The shaft is equipped with two Koepe winders each pulling two 25 tonne capacity skips and the winders are rated at 3700kW each. In addition this shaft has a 655kW service winder to hoist men and materials. Compartments are set-aside in the shaft design for these facilities. The shaft is fully equipped with all shaft furniture including a 300mm concrete brattice wall to split the fresh air intake and the exhaust air return. The total cost for this installation without any design, contract management or contingency allowance (approximately 30%) is US$45.59.

         ENFI the Chinese mining institute has similarly submitted 'qualified' designs and costings for a number of options for hoisting rock at Oyu Tolgoi. ENFI have submitted three alternatives; each of which include two shafts, one to 800m and the other to 1200m. In all cases, the shafts are mined to 8.0m diameter with a 300mm concrete lining giving a finished diameter of 7.4m. In the ENFI alternatives, the 800m shaft is in all cases used solely to hoist rock, with no personnel or equipment transfer. Each of the shafts is equipped with two 5500kW friction winders each hoisting two 32 tonne skips. ENFI has proposed that these shafts be equipped solely with 'rope guides' that permit the skip to swing to a certain degree in the hoisting operation that results in a combined total hoisting capacity of 18Mt/a. In Alternative 2, steel shaft furniture is included in the design of the 1200m shaft, when one rock winder is substituted by a 650kW service winder to transport men and materials in the shaft. This permits 14Mt/a to be hoisted. In Alternative 3, there is no rock hoisting in the 1200m shaft and two service winders are available to hoist men and materials. This allows 10Mt/a hoisting capacity. The comparative costs (including ore passes, crushers etc) in US$ terms are $60.071M, $52.314M and $41.43M.

         The engineer responsible for drawing up this cost estimate has given a verbal caution against using this estimate as an absolute number as it was intended to demonstrate comparisons only.

         In order to compare the unadjusted (no CCDF) and adjusted (CCDF) cost estimates, it is necessary to make two estimates as alike as possible with relevant changes and adjustments factored into the estimates. Therefore, it was decided to compare the 800m ENFI shaft with the 790m SRK shaft that hoists 10Mt/a. Seemingly, both shafts were anticipated to do similar duties and to have the minimum of associated ancillary operations. In the ENFI case this necessitated the elimination of all ore and waste passes as well as all crushers and their associated infrastructure. With the SRK estimate it required the elimination of a complete shaft station (plat). It is assumed that the ENFI shaft is excavated to the same diameter as the SRK shaft (9.8m). This is equipped with two rock winders and a service winder of the type nominated. The sinking and lining costs are then factored on a volumetric basis using the unit cost associated with the 1200m Alternative 2 shaft as a base. Similarly, costs to equip this 800m shaft with such furniture as is necessary were factored from the 1200m Alternative 2 estimate. However, this unit cost had to be increased because an additional hoisting compartment had to be included. Additionally, the 'effective' cross sectional area was far larger (66.5m2) than the original 43m2 to accommodate 4 skip compartments and a man winding compartment. Similarly, the shaft tower cost is adjusted to accommodate the increased duty of three winders and to straddle a larger shaft.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-118
--------------------------------------------------------------------------------

         Nevertheless, disparities still exist. The SRK estimate contains the cost of a 300mm thick cement brattice dividing the shaft whilst the ENFI shaft has a 300mm concrete shaft lining as opposed to the 150mm employed by SRK. The shaft bottom spillage arrangements are different
         as are the heights of the 'shaft towers.     The markedly different
         costs associated with labour, cement and steel appear to be the main drivers of the cost differential between the two estimates. However, variations between major cost capital items such as winders, hydraulic systems and pumps are not as clear-cut and are difficult to determine.

         The Chinese shaft system as outlined by ENFI would appear to cost approximately 57% of an equivalent system as outlined by SRK (see Table
         30). It must be pointed out that neither of the estimates submitted contain any allowance for design, contract management or contingency. SRK anticipates that at this level of study this is likely to be at 30%. It is recommended; therefore, that it be applied both to the ENFI figure as well as the SRK estimate. The final estimate follows:

Chinese Shaft system                                        US$32.98M
Western Shaft system                                        US$57.86M
Chinese Discount Factor:                                           57%

2.4.2    FIXED CAPITAL PLANT ITEMS

         Due to lack of reliable Chinese cost data regarding fixed capital plant items (e.g. transformers, primary ventilation fans, major pumps etc) a conservative CCDF of 75% was assumed.

         TABLE 30: CHINESE COST DISCOUNT FACTOR - SHAFT


1 US$ =                                 8.27      RMB
ENFI Volume Adjustment Factor =         1.50
ENFI Equipping Adjustment Factor =      2.43

                                                ENFI            ADJUSTED ENFI           TURGIS
                                               --------         -------------          --------
PHYSICALS                   Shaft Depth (m)       800                 800                 790
                     Annual Capacity (Mt/a)        10                  10                  10
                              Skip Size (t)        32                  32                  25
                           Rock Winder (kW)    5500 X 2            5500 X 2            3500 X 2
                        Service Winder (kW)       nil               1 X 650             1 X 655
                       Outside Diameter (m)       8.0                 9.8                 9.8
                                 Lining (m)       0.3                 0.3                0.15
                        Inside Diameter (m)       7.4                 9.2                 9.5
          Outside Surface Area (m(carret)2)      50.3                75.4                75.4
           Inside Surface Area (m(carret)2)      43.0                66.5                70.9
                        Volume (m(carret)3)    42,158              63,237              unknown

                                                ENFI                             ADJUSTED ENFI                 TURGIS
                                          -----------------            ----------------------------------      -------
 COST                                     RMB X 10(carret)4            $USm
       Sink & Line Rate (per m(carret)3)        0.072          0.078
                       Sink & Line Cost         3,031          4,940   $ 5.973                                 $ 19.96
            Equipping Shaft Cost (per m)        0.999           2.43
                   Equipping Shaft Cost           799           1944   $ 2.351                                 $ 6.522
                               Headgear         2,047          3,071   $ 3.713                                 $  3.39
                      Headgear Services         9,281         11,033   $13.341                                 $ 14.64
                             SUB -TOTAL                                $ 25.38                                 $ 44.51
                                                                       China Cost Discount Factor - Shaft:        57.0%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-119
--------------------------------------------------------------------------------

2.4.3    UNDERGROUND DIRECT COST - CHINA COST DISCOUNT FACTORS

         TABLE 31: CHINESE COST DISCOUNT FACTOR ELEMENTS

    CHINESE COST DISCOUNT FACTOR                           CHINESE/MONGOLIAN COSTS
----------------------------------------------------------------------------------------
        Chinese Overall Management & Labour    40%      Source Y. Wei, assuming 4:1
                            Discount factor
      Chinese Single Labour Discount Factor    10%      Source Y. Wei, shift operators
               Chinese ANFO Discount Factor    65%      Source Y. Wei
           Chinese Emulsion Discount Factor    75%      Source Y. Wei
           Chinese Rockbolt Discount Factor    80%      Source MCC report, from
                                                        AAJV/IMMI
                      Chinese Diesel Factor   130%      Source, OT project energy costs
        Chinese Electricity Discount Factor    28%      Source, OT project energy costs
Chinese General Consumables Discount Factor    50%      Source, Y. Wei & AAJV/IMMI
             Chinese Cement Discount Factor    25%      Source Y. Wei

         Refer to Figure 29 for cost elements used to determine underground CCDF's. Of the Chinese and equivalent Australian cost elements analysed diesel fuel is the only item that is more expensive in Mongolia. Refer to Table 31 for Chinese cost discount factor elements used to determine composite underground direct cost CCDF's.

2.4.4    CONTRACTOR RATES

         As discussed in Section 2.3.9, it is assumed the mining contractor undertakes all development, production drilling and primary charging activities. The contractor rates that apply to these activities are all inclusive 'schedule of rate' costs. It is further assumed that the contractor depreciation and amorisation ( A & D) component of these rates is 35%. The remaining 65% of the rates are made up of labour and consumable components. Consequently the CCDF's estimated below are only applied to the labour and consumable components of the contractor rates.

2.4.5    LABOUR

         The comparisons of Chinese and Australian total annual salaries/wage bills for middle management and shift operators suggested a significant average Chinese cost reduction of about 10% of Australian costs for equivalent positions. However, it was assumed that a significant number of extra local personnel would be employed due to the low wage cost and to encourage local employment and training. Consequently, for activities that require more than one operator (e.g. jumbo development, longhole drilling/charging etc), the total number of local personnel have been estimated by increasing the Australian personnel numbers by a factor of four, i.e. an equivalent overall cost reduction of 40% of Australian costs.

         Using the total personnel numbers estimated in both underground cases, the following indicative break down has been estimated for the ramp up and steady state production phases, regarding local and ex-patriate personnel as shown below:

         The 'shift operator' expatriate and Mongolian personnel ratio is applied in the labour components of the direct cost areas as shown in Table 32.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-120
--------------------------------------------------------------------------------

         TABLE 32: UNDERGROUND SHIFT OPERATOR EXPATRIATE AND MONGOLIAN RATIO

                                                     STEADY STATE
                                      RAMP UP         PRODUCTION
                                   LOCAL   EX-PAT   LOCAL     EX-PAT   CATEGORY
-------------------------------------------------------------------------------
Senior Management                    0%     100%     80%       20%         5%
Management non shift work           30%      70%    100%        0%        30%
Management shift work               30%      70%    100%        0%        10%
Shift Operators                     40%      60%    100%        0%        55%
                                                                         100%

2.4.6    JUMBO DEVELOPMENT

         Jumbo development cost breakdown estimate is shown in Table 33: The cost area breakdown is based on Australian decline contractor costs.

         TABLE 33: JUMBO DEVELOPMENT CCDF

                                         STEADY STATE
                      RATIO    RAMP UP    PRODUCTION
-----------------------------------------------------------------------------------
explosives - ANFO       5%       3.3%        3.3%       using ANFO factor
materials handling     10%      13.0%       13.0%       using diesel factor
labour - overall       30%      22.8%       12.0%       using overall labour factor
rockbolts etc           5%       4.0%        4.0%       using rockbolt factor
fibrecrete             15%       3.8%        3.8%       using cement factor
                       65%      46.8%       36.0%

2.4.7    LONGHOLE PRODUCTION DRILLING

         Longhole production drilling cost breakdown estimate is shown in Table 34.

         TABLE 34: LONGHOLE PRODUCTION DRILLING CCDF

                                              STEADY STATE
                         RATIO    RAMP UP      PRODUCTION
-----------------------------------------------------------------------------------------------
consumables               20%      10.0%           10.0%       using general consumables factor
labour - overall          30%      22.8%           12.0%       using overall labour factor
power - electricity       15%       4.2%            4.2%       using electricity factor
                          65%      37.0%           26.2%

2.4.8    LONGHOLE PRODUCTION CHARGING

         Longhole production charging cost breakdown estimate is shown in Table 35.

         TABLE 35: LONGHOLE PRODUCTION CHARGING CCDF

                                               STEADY STATE
                         RATIO     RAMP UP      PRODUCTION
-------------------------------------------------------------------------------------------
consumables - emulsion    20%       15.0%          15.0%        Using emulsion factor
labour - overall          30%       22.8%          12.0%        Using overall labour factor
power - diesel            15%       19.5%          19.5%        Using diesel factor
                          65%       57.3%          46.5%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-121
--------------------------------------------------------------------------------

2.4.9    TRUCKING AND BOGGING

         The diesel materials handling (e.g. trucks and boggers) cost breakdown estimate is shown in Table 36.

         TABLE 36: TRUCKING AND BOGGING CCDF

                                               STEADY STATE
                         RATIO     RAMP UP      PRODUCTION
--------------------------------------------------------------------------------------------------
consumables               20%       10.0%           10.0%         using general consumables factor
labour - single           30%        3.0%            3.0%         using single labour factor
power - diesel            15%       19.5%           19.5%         using diesel factor
                          65%       32.5%           32.5%

2.4.10   SUMMARY

         The underground direct cost CCDF's used are summarised in Table 37.

         TABLE 37: UNDERGROUND DIRECT COSTS CCDF

                                                   CHINESE COST DISCOUNT FACTORS
                               ----------------------------------------------------------------------
                                        RAMP UP PHASE                      STEADY PRODUCTION PHASE
                               --------------------------------        ------------------------------
                               A & D      FACTORED        TOTAL        A & D       FACTORED     TOTAL
-----------------------------------------------------------------------------------------------------
Jumbo Development               35%          47%           82%          35%          36%          71%
Production Drilling             35%          37%           72%          35%          26%          61%
Production Charging             35%          57%           92%          35%          47%          82%
Trucking/Bogging                35%          33%           68%          35%          33%          68%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                      Page 2- 122
--------------------------------------------------------------------------------

         FIGURE 29: CHINA COST DISCOUNT FACTOR ELEMENTS -

         UNDERGROUND DIRECT COSTS

Note:           1 A$ = 5.48 Yuan
1 A$ =          0.60 US$

                                       AUSTRALIAN (A$)                 AUSTRALIAN (YUAN)                      Y. WEI (YUAN)
                                 ----------------------------  -----------------------------------  --------------------------------
                                                                                           TOTAL
                                  ANNUAL    ONCOSTS   TOTAL    ANNUAL SALARY  ONCOSTS       COST    ANNUAL   ONCOSTS   TOTAL   CHINA
------------------------------------------------------------------------------------------------------------------------------------
SENIOR MANAGEMENT
                   Mine Manager  $175,000   $52,000  $227,000     958,374     284,774    1,243,147  200,000   60,000  260,000   21%
MINE TECHNICAL SERVICES
       Graduate Mining Engineer  $ 70,000   $15,000  $ 85,000     383,349      82,146      465,496   25,000    7,500   32,500    7%
         Senior Mining Engineer  $120,000   $26,000  $146,000     657,170     142,387      799,557   60,000   18,000   78,000   10%
                 Mine Geologist  $ 80,000   $17,000  $ 97,000     438,114      93,099      531,213   35,000   10,500   45,500    9%
MINE PRODUCTION
                   Truck Driver  $ 75,000   $16,000  $ 91,000     410,732      87,623      498,354   50,000   15,000   65,000   13%
                   Service Crew  $ 80,000   $17,000  $ 97,000     438,114      93,099      531,213   15,000    4,500   19,500    4%

              CONSUMABLES                    AUSTRALIAN  AUSTRALIAN     Y. WEI        CHINA
              EXPLOSIVES                      COST(A$)   COST (YUAN)  COST (YUAN)     FACTOR
-----------------------------------------------------------------------------------------------------------------------------------
                                      ANFC    per kg    $     1.14        6.25        4.00          64%
                Detonating Cord (Trunkline)    per m    $     0.62        3.38        1.40          41%
                               Emulsion VE    per kg    $     1.39        7.61         5.5          72%
Ground Support
                           Portland Cement   per tonne  $   187.00    1,024.09         260          25%
     Universal bolt galvanised 24mm x 2.4m     per m    $     7.35       40.25       30.93          77%   Chinese rockbolt rate
                                                                                                          sourced from AAJV
                                                        AUSTRALIAN   CHINESE       CHINA
Other                                                   COST(US$)   COST (US$)     FACTOR
                           Structural Steel  per tonne  $ 3,561.75  $ 1,099.02          31%         Chinese costs sourced from AAJV
                                   Pipework    per m    $    57.82  $    39.07          68%         Chinese costs sourced from AAJV

GENERAL CONSUMABLES - NOT INCLUDING EXPLOSIVES

                                                       CHINA
                                 RATIO                 FACTOR
           Portland Cement        30%                    25%
                 Rockbolts        30%                    77%
          Structural Steel        20%                    31%
                  Pipework        20%                    68%
GENERAL CONSUMABLES FACTOR       100%                    50%

ENERGY

                                                                    OYU TOLGOI
                            AUSTRALIAN           AUSTRALIAN           PROJECT                  CHINA
                             COST(A$)             COST(US$)          COST(US$)                 FACTOR
-----------------------------------------------------------------------------------------------------
Diesel       per litre        $0.437               $0.262             $0.348                    133%
Power        per kWhr         $0.148               $0.089             $0.025                     28%

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                      Page 2- 123
--------------------------------------------------------------------------------

         SECTION  2 APPENDICES

         2.1      SHAFT SINKING PHASE

                                                                    January 2004

                       [SINKING SHAFT CONFIGURATION PLAN]

             [ELEVATION ON STAGE SHOWING SHEAVE CONFIGURATION PLAN]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-124

         2.2      SHAFT EQUIPPING PHASE

                                                                    January 2004

                      [EQUIPPING SHAFT CONFIGURATION PLAN]

                           [ELEVATION ON STAGE PLAN]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-125

         2.3      SHAFT PERMANENT CONDITION

                                                                    January 2004

                         [PERMANENT SHAFT SECTION PLAN]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-126

         2.4      SHAFT VERTICAL LONG SECTION

                                                                    January 2004

                       [VERTICAL SHAFT LONG SECTION PLAN]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-127

         2.5      DEWATERING RETICULATION

                                                                    January 2004

                         [DEWATERING RETICULATION PLAN]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-128

         2.6      ELECTRICAL RETICULATION

                                                                    January 2004

                         [ELECTRICAL RETICULATION PLAN]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-129

         2.7      CAPITAL EXPENDITURE

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report

Appendix 2.7

10Mt/a BLOCK CAVE MINE : CAPITAL EXPENDITURE SCHEDULE

                                                   6 MONTH
                                                   PERIODS (US$)
    DESCRIPTION                                          1                2           3            4            5
    -----------                                    ----------------    ---------   ---------    ---------   ---------
1   SHAFTS
    Site establishment                             not included in scope of work
    Headgear construction including winderhouses          1,125,000    1,607,143     401,786                   80,357
    Bank and sub-bank development, ducting and
    construction                                            392,857
    Slow sink & line @ 1 m/day                            1,041,557    1,041,557
    Fast sink & line @ 4 m/day                                         4,125,500   6,600,800    4,950,600     825,100
    Headgear change overs x 2                                                                      85,714      85,714
    Equip shaft @ 20 m/day with brattice wall                          1,093,886   2,187,771    1,093,886   1,093,886
    Install signalling & communications                                                            22,857      22,857
    Install Koepe winder                                  5,657,321    4,525,857     565,732                  565,732
    Install service winder                                                         1,651,157    1,320,926     330,231
    Rope up & install perm. conveyance                                                                         21,429
    1 stations development and lining                                                260,000      260,000
    Commission shaft                                                                                           21,429
    Belt level development & install equipment                                       196,429      157,143      39,286
    U/G loading box develop and installation                                         514,286      642,857     128,571
    Shaft bottom pump station develop and
    installation                                                                      54,286       67,857      13,571
    Shaft spillage handling arrangement
    installation                                                                      62,857       78,571      15,714
    Ventilation Raises (for decline ramp)                                196,275     140,196      112,157     112,157
    TOTAL CATEGORY 1                                      8,216,736   12,590,218  12,635,300    8,792,569   3,356,035
2   ACCESS DEVELOPMENT
    not in scope of work
    TOTAL CATEGORY 2                                              0            0           0            0           0
3   VENTILATION
    Ventilation                                                          177,846      88,923      889,232     622,463
    TOTAL CATEGORY 3                                              0      177,846      88,923      889,232     622,463
4   UNDERGROUND SERVICES
    Dewatering                                              169,782      169,782     169,782                1,018,689
    Service Water Supply and Reticulation                   200,811       66,937      66,937       66,937      66,937
    Electrcial Power and Reticulation                                    145,267     145,267    1,162,134   1,162,134
    Compressed Air Supply                          not included in scope of work
    Communication System                                     31,440                               314,404     251,523
    Service Excavations and Underground Workshops
    Potable Water                                             5,664        1,888       1,888        1,888       1,888
    TOTAL CATEGORY 4                                        407,697      383,873     383,873    1,545,363   2,501,172
5   MAJOR PLANT
    not in scope of work
    TOTAL CATEGORY 5                                              0            0           0            0           0
6   MINING EQUIPMENT
    not in scope of work
    TOTAL CATEGORY 6                                              0            0           0            0           0
7   SURFACE SERVICES
    not in scope of work
    TOTAL CATEGORY 7                                              0            0           0            0           0
8   ENGINEERING, PROCUREMENT AND CONTRACT
    MANGEMENT
    Design and Procure - 7.5%                               646,832      986,395     983,107      842,037     485,975
    Contract Administration - 7.5%                          695,345    1,060,375   1,056,840      905,190     522,423
    TOTAL CATEGORY 8                                      1,342,177    2,046,770   2,039,948    1,747,227   1,008,398
                                            TOTAL         9,966,610   15,198,708  15,148,044   12,974,391   7,488,067
                               CONTINGENCY @ 15 %         1,494,991    2,279,806   2,272,207    1,946,159   1,123,210
                                      GRAND TOTAL        11,461,601   17,478,514  17,420,251   14,920,549   8,611,278
                               ACCUMULATIVE TOTAL        11,461,601   28,940,115  46,360,366   61,280,915  69,892,193



    DESCRIPTION                                        6           7           8           9          TOTAL
    -----------                                    ---------   ---------   ---------   ---------   ----------
1   SHAFTS
    Site establishment                                                                                      0
    Headgear construction including winderhouses                                                    3,214,286
    Bank and sub-bank development, ducting and
    construction                                                                                      392,857
    Slow sink & line @ 1 m/day                                                                      2,083,114
    Fast sink & line @ 4 m/day                                                                     16,502,000
    Headgear change overs x 2                                                                         171,429
    Equip shaft @ 20 m/day with brattice wall                                                       5,469,429
    Install signalling & communications                                                                45,714
    Install Koepe winder                                                                           11,314,643
    Install service winder                                                                          3,302,314
    Rope up & install perm. conveyance                                                                 21,429
    1 stations development and lining                                                                 520,000
    Commission shaft                                                                                   21,429
    Belt level development & install equipment                                                        392,857
    U/G loading box develop and installation                                                        1,285,714
    Shaft bottom pump station develop and
    installation                                                                                      135,714
    Shaft spillage handling arrangement
    installation                                                                                      157,143
    Ventilation Raises (for decline ramp)                                                             560,786
    TOTAL CATEGORY 1                                        0           0           0           0  45,590,857
2   ACCESS DEVELOPMENT
    not in scope of work                                                                                    0
    TOTAL CATEGORY 2                                        0           0           0           0           0
3   VENTILATION
    Ventilation                                                                                     1,778,464
    TOTAL CATEGORY 3                                        0           0           0           0   1,778,464
4   UNDERGROUND SERVICES
    Dewatering                                      1,358,253     509,345                           3,395,631
    Service Water Supply and Reticulation              66,937      66,937      66,937                 669,369
    Electrcial Power and Reticulation                 290,534                                       2,905,336
    Compressed Air Supply                                                                                   0
    Communication System                              31,440                                          628,807
    Service Excavations and Underground Workshops   1,664,286   1,664,286                           3,328,571
    Potable Water                                       1,888       1,888       1,888                  18,881
    TOTAL CATEGORY 4                                3,413,337   2,242,455      68,825           0  10,946,595
5   MAJOR PLANT
    not in scope of work                                                                                    0
    TOTAL CATEGORY 5                                        0           0           0           0           0
6   MINING EQUIPMENT
    not in scope of work                                                                                    0
    TOTAL CATEGORY 6                                        0           0           0           0           0
7   SURFACE SERVICES
    not in scope of work                                                                                    0
    TOTAL CATEGORY 7                                        0           0           0           0           0
8   ENGINEERING, PROCUREMENT AND CONTRACT
    MANGEMENT
    Design and Procure - 7.5%                         256,000     168,184       5,162           0   4,373,694
    Contract Administration - 7.5%                    275,200     180,798       5,549           0   4,701,721
    TOTAL CATEGORY 8                                  531,201     348,982      10,711           0   9,075,414
                                            TOTAL   3,944,538   2,591,437      79,536           0  67,391,331
                               CONTINGENCY @ 15 %     591,681     388,716      11,930           0  10,108,700
                                      GRAND TOTAL   4,536,218   2,980,153      91,466           0  77,500,031
                               ACCUMULATIVE TOTAL  74,428,411  77,408,564  77,500,031  77,500,031  77,500,031


                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-130

2.8      UNDERCUT LEVEL PLAN

                                                                    January 2004

             [HUGO SOUTH 10 MTPA BLOCK CAVE MINE UNDERCUT LEVEL MAP]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-131

2.9      EXTRACTION LEVEL PLAN

                                                                    January 2004

            [HUGO SOUTH 10 MTPA BLOCK CAVE MINE EXTRACTION LEVEL MAP]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 2-132

2.10     TRANSFER LEVEL PLAN

                                                                    January 2004

             [HUGO SOUTH 10 MTPA BLOCK CAVE MINE TRANSFER LEVEL MAP]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-133

APPENDIX

3        HUGO SOUTH DEPOSIT 5MT/A SUB LEVEL CAVE MINE

3.1      MINE INFRASTRUCTURE

         The mine will be accessed by a single 6m x 6m, 4,480m long decline from surface. Associated with this decline is a 3.0m diameter ventilation raise, which will service the return air requirements of the decline during development. The decline will also carry a considerable proportion of the underground service needs.

         In addition, a vertical hoisting shaft will extend from surface to the shaft station at 640 RL (525m below surface). The shaft will be fitted with a brattice wall and will be used for both intake and return air requirements.

         Mining will take place between 775 RL and 525 RL.

         A single crusher at the base of the deposit will crush the ore before it is loaded onto a transfer conveyor belt on 520 RL. It will then be conveyed to bins near the shaft, transferred by short conveyor to loading flasks at the 640 RL shaft station, and hoisted to surface.

3.1.1    SHAFT, HEADGEAR AND WINDING PLANT

         The mine will have two primary access systems for both options:

         -        Main hoisting shaft with a bratticed upcast segment

         -        Access decline.

         MAIN HOISTING SHAFT

         The design parameters, detailed in Table 38 below, pertain to the main hoisting shaft.

         TABLE 38: SHAFT DESCRIPTION

         ITEM                                      DESCRIPTION
         ----                                      -----------
Type                                    Circular Vertical Bratticed
Diameter                                8.5m finished
Downcast segment area                   30.37 m(2)
Upcast segment area                     23.8 m(2)
Lining                                  150mm 30 MPa concrete
Cast in items                           Bunton and nut boxes
Brattice wall                           300mm concrete panels
Depth                                   675m (Collar to bottom)
Furnishings                             Steel equipped buntons-5m spacing
Guides                                  Top hat steel section
Stations/outlets                        775RL double sided
                                        640RL double sided
                                        590RL double sided
                                        1105RL perch water ring
Station support                         Wire mesh and lace 300m(2)
Station safety devices                  Farm gates on each compartment
Loading boxes                           1 set

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-134

The shaft configurations are shown diagrammatically in the Appendices 3.1 to 3.4.

HEADGEAR

The headgear has not been subjected to detailed design evaluation. The headgear design parameters are shown in Table 39 below.

TABLE 39: HEADGEAR DESCRIPTION

    ITEM                       DESCRIPTION
    ----                       -----------
Type                    Reinforced concrete
Finish                  Raw concrete
Compartments            6 including brattice
Height                  +/- 76m
Housing                 1 Winder
Duty                    Permanent and sinking duty

The headgear will be constructed prior to and used for the sinking operation.

WINDING PLANT

SRK undertook a preliminary design of permanent hoisting equipment. The rock winding plant and service winding plant design parameters are shown in Table 40 and Table 41 respectively.

TABLE 40: ROCK WINDING PLANT

            ITEM                             DESCRIPTION
            ----                             -----------
Type                                     Multi-rope Koepe
Number of winders                        1 x Koepe
Number of ropes/winder                   4 head, 4 tail
Deflection sheaves/winder                4
Tail condition                           Open Loop
Rope size                                42 mm
Installed power                          3700 kW
Motor type                               AC Squirrel Cage
Drives                                   Frequency Converters
Speed of wind                            15 m/s
Duty                                     20 h/day
Performance                              5.9 Mt/a
Payload capacity (per skip)              25,000 kg

TABLE 41: SERVICE WINDING PLANT

          ITEM                              DESCRIPTION
          ----                              -----------
Type                                  Double drum
Number of winders                     1
Number of ropes/winder                2
Deflection sheaves/winder             2
Rope size                             30mm
Installed power                       655 kW
Motor type                            DC
Drives                                Ward Leonard
Speed of wind                         10 m/s
Duty                                  20 h/day
Capacity of conveyance                18 people per deck
                                      2 decks, two conveyances

Three winders will be used during the sinking of the shaft. It is likely that one of the winders would be used to assist and expedite equipping operations.

The shaft construction schedules are given in Appendices 3.1 to 3.4.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-135

3.1.2    SHAFT SINKING PROCEDURE

         Details concerning the sinking procedure for the main vertical shaft during the various phases of shaft sinking and construction follow:

         SINKING PHASE

         The following equipment is needed for the sinking phase:

         - A Koepe winder, with the rope wound onto the drum, and with a kibble attached to the rope

         - A service winder, with a single rope on one drum, with a kibble attached to the rope

         - A stage winder, with a five or six deck stage attached to the ropes, which are reeved to achieve a six or eight rope configuration

         - The required ventilation, cementation, electrical, air and water services in the shaft.

         The stage winder may have various configurations depending on their availability:

         - The stage winder may be a two-rope friction type winder with ropes reeved to form three or four falls per rope

         - The stage winder may be a slow speed double drum winder with ropes reeved to form three or four falls per rope

         - The stage winder may be a four-drum slow speed winder with each rope reeved into two falls.

         In many cases in South Africa, the two-drum stage winder is used and it is not removed after sinking. The winder is then used for easy and quick re-reeving of the replacement ropes on the Koepe winders.

         A schematic representation of the shaft, showing the plan in the sinking phase is shown in Appendix 3.1.

         EQUIPPING PHASE

         The following equipment is needed for the equipping phase:

         - A Koepe winder, with the rope wound onto the drum, and with a kibble attached to the rope.

         - A service winder, with a single rope on one drum, with a kibble attached to the rope.

         - A stage winder with a five or six deck stage (modified to allow the installation of the brattice wall) attached to the ropes, which are reeved to achieve a six or eight rope configuration.

         - The required ventilation, cementation, electrical, air and water services in the shaft.

         A schematic representation of the shaft, showing the plan, in the equipping phase is shown in Appendix 3.2.

         PERMANENT CONFIGURATION

         A schematic representation of the shaft in the permanent configuration is shown in the Appendices, ie. the plan cross-section in Appendix 3.3 and the vertical section in Appendix 3.4.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-136

3.1.3    DEWATERING FACILITIES

         Mine dewatering designs have been based on assumed water usage and inflow figures, shown in Table 42.

TABLE 42: SLC WATER CONSUMPTION

        WATER CONSUMPTION
          EQUIPMENT TYPE             PRODUCTION l/s   DEVELOPMENT l/s  TOTAL l/s
----------------------------------   --------------   ---------------  ---------
Underground seepage water                12.5               3.2          15.7
Wetting down of draw points               7.0               1.7           8.7
Ore Drive jumbo                             0               2.7           2.7
Development jumbo                           0               3.6           3.6
Longhole production drill                 2.7                 0           2.7
Shotcrete Normet Spraymec                   0               0.5           0.5
Conveyor sprayers                         0.1                 0           0.1
Dust suppression at loading points        1.3                 0           1.3
Raiseborer (make-up)                      0.1                 0           0.1
Raiseborer (make-up)                     0.05                 0          0.05
TOTAL                                    23.7              11.7         35.45

         During development, temporary pump stations will be established in the decline at intervals of approximately 200m of decline development (approximately 28m vertically). Vertical spindle rubber lined dewatering pumps will be placed on standard frames and will be set in a small sump established adjacent to the decline and immediately downstream of a grit trap. The road gradient will ensure that any water made in the decline will report to this grit trap that can be cleaned by an load-haul-dump unit (LHD). A maximum of three such installations will be placed in series. Thereafter, and at intervals of approximately 600m (84 m vertically), positive displacement dirty water pump installations will be established and will be `leapfrogged' down to the bottom of the decline.

         Three vertical spindle pumps will be needed as three-stage sump pumping is required to overcome the 84 m between temporary pump stations.

         Two positive displacement pumps will be used. Once the second installation has been commissioned, it will be possible to establish a by-pass around the first and remove this for use on the next move.

         The design parameters pertaining to the pumps required are listed below in Table 43.

         TABLE 43: PUMP SPECIFICATIONS

     ITEM                    SPECIFICATIONS
---------------    ----------------------------------
Type of pump       Positive displacement, dirty water
Duty required      18 l/s @ 675m head
Number of pumps    2 plus 1 spare
Type of pump       Vertical spindle, dirty water
Duty required      28m head, 18 l/s
Number of pumps    3 plus 1 spare

         150mm pressure rated pipe will be used for the positive displacement pipe system, while 16 bar rated pipe will be sufficient for the vertical spindle pump system.

                                                                    January 2004

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-137

         Once the decline has reached the bottom level, a permanent pump station will be established (at the bottom of the conveyor incline on 520 RL) to discharge all of the mines' dirty water through a 200mm pressure rated column installed up the conveyor incline and the main shaft to the surface plant.

         The pump station will have two (one working, one spare) 60 l/s high lift, clear water pumps, fed from a 3m diameter high rate settler. The positive displacement pumps and their column, used for the decline development, will be used to pump the mud to surface.

         The dewatering reticulation is illustrated in Appendix 3.5.

         A drainage system has been placed on each working level to facilitate the dewatering of the cross-cuts and haulages.

         Levels 775 RL, 750 RL and 725 RL have been equipped with 100 NB galvanised piping in all cross-cuts and a spindle pump to pump the drain water to drain holes provided in the main haulages. A system of drain holes from 775 RL to the dirty water dam at the pump station has been included. There is a single drain hole between 775 RL and 750 RL. There are two drain holes per level, between 750 RL and 550 RL. On 550 RL the drain water is pumped to the single drain hole between 550 RL and the dirty water dam of the main pump station.

3.1.4    SERVICE WATER FACILITIES

         The service water supply pressure is assumed to be 6 to 10 bar. The requirement for water will be, on average, 20 litres per second. At peak, the water requirements will be 31 litres per second, based on machine water and wetting down requirements underground.

         A 150mm diameter, 6mm thick galvanised steel pipe will be installed in the whole length at the decline. The supply pressure will then be reduced by passing the water through a 150 NB ratio valve as required to keep the service water pressure between 6 and 10 bar at all times.

         At each intersection with a working level (775 RL to 520 RL), the column will tee off to service the production on the level and reduce to 100mm columns running north and south.

3.1.5    ELECTRICAL RETICULATION

         An underground supply voltage of 11 kV was chosen for the purpose of this study. It should be noted; this may change during more detailed work, including consideration of the optimal supply voltage which will be made available at the mine site.

         The main supply voltage must be transformed to 11 kV for the underground reticulation. Provision has been made for the transformers required to do this in the surface power reticulation analysis. To meet underground mining demands, the supply will need to be of 5.6 MVA capacity, excluding any spare capacity that may be required.

         A temporary substation will be established in the decline after every 600m of decline development (approximately 84 m vertically). Two 1250 kVA (1000 V) transformers will supply the power to the mining equipment, the temporary pump station and ventilation equipment. A 240 V lighting transformer will be installed to supply lighting to the area.

                                                                    January 2004

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Oyu Tolgoi Scoping Study Report                                       Page 3-138

         Two 300m lengths of 185 mm(2) HT cable are needed for each of the seven temporary substations.

         LT cable will be supplied to move the equipment down the ramp to the next temporary substation.

         When the decline ramp intersects 750 RL a permanent substation will be established to supply transformers on 775 RL, 750 RL and 725 RL. Each level will be equipped with one or two 1250 kVA (1000 V) transformers to supply the mining, pumping and ventilation equipment. A 240 V lighting transformer will be installed to supply lighting to the area.

         Two more permanent substations will be housed on 675 RL and 600 RL. The switchgear from the 750 RL substation can be used for the 600 RL substation when the top areas are mined out. The 600 RL substation will require additional switchgear for a supply to the two main pumps and two 630 kVA (1000 V) transformers for the crusher and the mud pumps. Additional switchgear is needed at the 600 RL substation to facilitate a ring feed between the decline and the main shaft.

         In the main shaft, a 315 kVA (1000 V) transformer will be located at 775 RL to supply the station lighting and ventilation needs. At 640 RL a substation will be established with a 1250 kVA transformer for the conveyor drive, belt level and shaft bottom supply. Once the decline, the main shaft and the conveyor incline are all linked and holed through, a ring feed can be established between the substation at 600RL (bottom of the decline) and 640 RL (lowest working level of the main shaft).

         The reticulation requires two 185 mm(2) HT feeder cables from surface. One feeder cable will be located in the main shaft and carry through (via the conveyor decline) to the decline substation on 525 RL, while the other feeder will be located in the decline.

         The main surface substation will supply:

         -        The No.1 and No.2 underground feeder cables

         -        The rock winder

         -        The service winder

         -        The No.1 and No.2 ventilation fans

         -        The decline raisebore primary ventilation fan

         The surface lighting and shaft heating requirements are not included here for calculating the main surface substation requirements for underground power reticulation, but have been included in the surface power reticulation analysis.

         The electrical reticulation is illustrated in Appendix 3.6.

3.1.6    COMPRESSED AIR

         As most of the equipment will be electro-hydraulic, there is minimal need for compressed air. Therefore, compressed air will be supplied where needed by portable compressors underground. The compressors have been considered in the capital estimate.

                                                                    January 2004

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Oyu Tolgoi Scoping Study Report                                       Page 3-139

         Provision has been made for a portable compressor at the skip loading transfer area to provide air for the operation of the loading flasks. Alternately, electrically actuated cylinders may be used, but this is not recommended if any water is made in the shaft.

         Clean air is also required for refuge bays and would need to be supplied from surface to avoid contamination in the case of a fire. An alternative would be to use oxygen candles or compressed air cylinders underground. The latter options are favoured in order to avoid installing a compressed air column from surface and having to run an additional compressor on surface. If a subsequent risk assessment requires clean air from surface into the refuge bays, allowance must be made to install a compressor on surface and columns in the main shaft. This will have no material effect on the design of the shaft support steelwork.

3.1.7    POTABLE WATER

         The potable water supply will be installed in the decline. The supply will include a 25 mm column down the full length of the decline. Ratio valves will be installed at intervals to control the pressure at the taps situated on each level intersected by the decline.

3.1.8    COMMUNICATION SYSTEMS

         A 50-line telephone exchange will be installed for underground communication. Two telephones will be installed on each operating level and at strategic points such as the pump stations, the shaft loading boxes and belt level and at shaft bottom. Telephones will also be provided in the winder houses and on the bank.

         A SCADA system for underground monitoring and recording has been considered in the capital expenditure.

         A leaky feeder system in the decline and on the working levels will allow radio communication underground and from underground to surface.

3.1.9    UNDERGROUND WORKSHOPS

         Underground workshops will be equipped with fuel tanks, refuelling bays, cleaning bays, cranage, tyre stores, tyre changing facilities, store facilities, together with all other tools required. A fuel supply pipe from the surface will also be included.

         Single bay workshops are provided for minor repairs and services. The bay will be equipped with cranage, refuelling, and tyre changing and store facilities. Any other tools required will be provided.

         A single workshop will be situated on the transfer level (550 RL), while a service bay will be situated at 750 RL and 675 RL for minor services.

3.1.10   VENTILATION REQUIREMENTS

         The following factors were taken into consideration in terms of the air requirements for the mine:

         - Air requirements for diesel powered equipment and where applicable electrically powered mobile equipment

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Oyu Tolgoi Scoping Study Report                                       Page 3-140

         - Air requirements for ventilating conveyors, crushers, workshops and other commitments

         -        Allowance for air leakage.

         AIR REQUIREMENTS FOR MOBILE DIESEL POWERED EQUIPMENT

         The air requirements for diesel powered mobile equipment are based on
         0.06 m(3)/s/kW of rated power for equipment at point of use, as well as likely equipment utilisation assumptions. A schedule of diesel powered equipment and anticipated utilisation is provided in Table 44.

         TABLE 44: DIESEL EQUIPMENT

                     DIESEL EQUIPMENT - DECLINE DEVELOPMENT

                                                          PERCENT
                           kW RATED   NO.      TOTAL kW   UTILISED   ACTUAL kW
                           --------   ---      --------   --------   ---------
LHDs                         270       1          270        100         270
Trucks 55t. Cat+ AD55        485       2          970        100         970
TOTAL kW                                                                1240
Total kW x 0.06 m(2)/s/kW    =         Air quantity required m(3)/s       75

         These quantities are commensurate with current good mine design practice worldwide.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-141

         TABLE 45: SLC DIESEL AND ELECTRIC MOBILE EQUIPMENT

                                                                SHAFT
------------------------------------------------------------------------------------------------------------------------------------
                                                YEAR -2  YEAR -1   YEAR 1    YEAR 2    YEAR 3    YEAR 4    YEAR 5    YEAR 6   YEAR 7
                                                -------  -------  --------  --------  --------  --------  --------  --------  ------
                        STOPING ORE Mt/a             0        0     1.307    5.095     5.543     5.530      5.547    5.524     0.603
                    JUMBO DEVELOPMENT METRES    15,080   15,232    14,840    9,273     4,487     3,846          0        0         0
                  TOTAL JUMBO DEVELOPMENT Mt/a   1.081    1.051     0.925    0.568     0.264     0.226          0        0         0
                         TOTAL ROCK Mt/a         1.081    1.051     2.232    5.663     5.807     5.756      5.547    5.524     0.603
                   JUMBO DEVELOPMENT CUTS/DAY     14.8     14.9      14.5      9.1       4.4       3.8          0        0         0
                            DRILLING
                    Development 2 Boom Jumbo         4        3         2        1         0         0          0        0         0
                     Ore Drive 2 Boom Jumbo          3        3         4        3         2         2          0        0         0
                         Longhole Drill              0        0         1        2         4         5          5        5         5
                       MATERIALS HANDLING
                     Production Loader (8m(3)        0        0         2        6         7         7          7        7         1
                             bucket)
                     Development Loader (8m(3)       3        3         3        2         1         1          0        0         0
                             bucket)
                   Electric Production Loader        0        0         1        2         2         2          2        2         1
                             (10m(3))
                     Truck (55t Articulated)         4        4         4        2         2         2          2        2         2
                              OTHER
                             Grader                  1        2         2        2         1         1          1        1         1
                     Integrated Tool Carrier         3        3         3        3         3         3          3        3         3
                          Cable Bolter               1        1         1        1         1         1          1        1         1
                      Shotcrete Spray Unit           2        2         2        2         1         1          1        1         1
                   Development Charge Up Unit        3        3         3        2         1         1          0        0         0
                      Stope Charge Up Unit           0        0         1        1         2         2          2        2         2
                         LIGHT VEHICLES
                              staff                  5        5         7        7         7         7          7        7         7
                           production               13       13        13       13        13        13         13       13        13
                           maintenance               8        8         8        8         8         8          8        8         8
                         NUMBER OF UNITS            50       50        57       57        55        56         52       52        45
       DIESEL
USAGE    kW
                        MOBILE EQUIPMENT
 25%    104         Development 2 Boom Jumbo       104       78        52       26         0         0          0        0         0
 25%     66          Production 2 Boom Jumbo        50       50        66       50        33        33          0        0         0
 25%     42              Longhole Drill              0        0        11       21        42        53         53       53        53
100%    269          Production Loader (8m(3)        0        0       538     1614      1883      1883       1883     1883       269
                             bucket)
100%    269          Development Loader (8m(3)     807      807       807      538       269       269          0        0         0
                             bucket)
100%    485          Truck (55t Articulated)      1940     1940      1940      970       970       970        970      970       970
100%    160                  Grader                160      320       320      320       160       160        160      160       160
100%     82          Integrated Tool Carrier       246      246       246      246       246       246        246      246       246
 25%    115               Cable Bolter              29       29        29       29        29        29         29       29        29
 25%     65           Shotcrete Spray Unit          33       33        33       33        16        16         16       16        16
 50%     65        Development Charge Up Unit       98       98        98       65        33        33          0        0         0
 50%    104           Stope Charge Up Unit           0        0        52       52       104       104        104      104       104
                         LIGHT VEHICLES
 50%     96                   staff                240      240       336      336       336       336        336      336       336
 50%     96                production              624      624       624      624       624       624        624      624       624
 50%     96                maintenance             384      384       384      384       384       384        384      384       384
                              TOTAL               4763     4897      5591     5364      5184      5195       4857     4857      3236
       0.06        M*3 REQUIRED (0.06m*3/s/kW)     286      294       335      322       311       312        291      291       194

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-142

         OTHER VENTILATION REQUIREMENTS

         The ventilation of other service excavations and equipment must be catered for. Additionally, crushers are a major source of dust and contributor of heat to the mine workings. It is advantageous that they be ventilated to the return airway system. In the event that this cannot be done, dust control arrangements such as watering down and the installation of dust suppression sprays must be considered.

         The power requirements for dust extraction have been included. Provision has been made in the electrical and water reticulation to cater for dust extraction and suppression.

         An allowance has been made for workshops, refuelling bays, pump stations, crib rooms and the like, which also require ventilation.

         All mines have leakages of ventilation within the system. These cannot be avoided entirely, but can be minimised. Appropriate design allowances were therefore, included to cater for this and are detailed in Table 46.

         TABLE 46: SLC TOTAL AIR REQUIREMENTS

          TOTAL AIR REQUIREMENTS                MAXIMUM (Yr1)
--------------------------------------------  -----------------
                                                kW       m(3)/s
Diesel equipment @ 0.06m(3)/s/kW               5,591      335
Electrical mobile machinery @ 0.03 m(3)/s/kW    315        10
Crushers                                                   20
Commitments (workshops u/g stores etc)                     40
Leakage 20% for SLC                                        76
TOTAL                                                     481

         Consequently, fan, excavation and sizes will be based upon 480 m(3)/s.

3.1.11   INTAKE AND RETURN AIRWAY SYSTEMS

         The primary airway system will consist of:

         - A single 6m x 6m decline descending at 1:7 from surface to the bottom of the mine.

         - A single 8.5m diameter vertical shaft with a brattice wall providing a 30.37 m(2) downcast compartment, equipped with rock skips and a service/emergency conveyance and a 23.8 m(2) dedicated upcast compartment.

         This system will adequately cater for all air requirements, and no other ventilation raises from surface are required.

         The sizing of the vertical shaft is based on both air and hoisting requirements.

         Main intakes will be on 775 RL and 640 RL and the returns will be in separate haulages on the same levels connecting into the upcast compartment. Ventilation doors are required to prevent short-circuiting between the intake and return air paths.

         In order to develop the decline, a single 3.0m diameter raise bored hole will be required. This hole will connect to the decline at regular intervals to serve as a return airway for decline and initial level development.

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Oyu Tolgoi Scoping Study Report                                       Page 3-143

3.1.12   DEVELOPMENT VENTILATION

         DECLINE

         The decline will be developed on a conventional push system using two 1.4m diameter ventilation bags and conventional 110 kW development fans.

         Once the decline has reached about 1500m it will connect with a 3.0m diameter raise bored hole to surface. This raise bored hole will then become the return airway for all development below the intersection point. Additionally, the upper part of the decline will then down cast with fresh air at a greater volume to allow for additional trucking of broken development rock out of the decline. This process will be repeated until the development of the decline is complete.

         90 kW development fans with 15 kW secondary fans for the ventilation of small excavations would be used. Ends that are not actually being worked would have their fans turned off.

3.1.13   VENTILATION FOR STEADY STATE PRODUCTION

         Raise boreholes for removing used air would be placed at the north and south extremities of the ore body. These raises would connect into the return airway leading to the upcast compartment of the shaft

         The areas actually being worked would be fed fresh air by means of a large (90 kW) force fan feeding into a layout of ventilation bags. These bags would be equipped with dampers to allow air control into cross-cuts actually being worked and to close off air to cross-cuts that are idle.

3.1.14   CLIMATIC AND GEOTHERMAL CONSIDERATIONS

         Climate extremes are experienced in this region with winter temperatures averaging around - 15 degrees C and dropping to -
         40 degrees C and summer temperatures averaging around +19 degrees C and peaking at around + 40 degrees C.

         The heating requirements for the mine have been included in the surface power reticulation analysis

         In addition, the Gobi Desert region experiences severe sand storms and where appropriate, equipment should be protected and maintained accordingly. This has been accounted for in the choice to enclose the head frame and winder arrangement.

         While no geothermal data was available at the time of this study, consideration of geothermal gradient extremes that may occur has been included. These considerations suggest that even if very high gradients are encountered, these would not be material to the ventilation design at the anticipated depths of mining. However, any consideration of deepening should be accompanied by a more robust review of geothermal gradient followed by a suitable heat flow analysis.

3.1.15   FANS

         It is proposed that the mine use twin main fans, installed in parallel configuration. The design operating point for each fan will be 240 m(3)/s at 2.5 kPa giving a total air volume of 480 m(3)/s.

                                                                    January 2004

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Oyu Tolgoi Scoping Study Report                                       Page 3-144

         DECLINE DEVELOPMENT

         To maximise the sinking of the decline and adjacent development the 3.0m diameter raise bored hole will be equipped with 2 fans operating in parallel, each fan handling 70 m(3)/s at 1.5 kPa.

         GENERAL INSTALLATION ARRANGEMENTS

         A fan drift consisting of a transition bend should be connected to the top of the upcast ventilation segment and then be split into two separate drifts leading to the fans. Self-closing doors at the intake of each fan will allow the operation of a single fan without recirculation.

         This fan arrangement will allow a steady but economical build-up of ventilation as the mine progresses through the development stages and into production. In order to achieve this, the return airway system should be established as soon as possible.

3.1.16   HEALTH AND SAFETY

         The purpose of providing ventilation in mechanised operations is to dilute and remove pollutants and to provide a source of fresh respirable air. The principal pollutants present in this operation are diesel exhaust emissions, dust and fumes from blasting and dust from the transfer of rock.

         Where there is a risk of flammable gas being present, appropriate numbers of flammable gas (methane) detectors should be made available and used as a matter of course.

3.1.17   FIRES, ESCAPE AND RESCUE

         Inextricably linked to any ventilation planning, are the risks involved in underground fires and the escape and rescue of the workforce.

         FIRES

         Underground fires, particularly those involving rubber tyred diesel - powered vehicles, loose tyres or diesel fuel storage facilities are particularly problematic for underground operations. Unless a fire involving rubber tyres or large quantities of diesel fuel can be extinguished completely in a very short space of time, enormous quantities of toxic gases and dense smoke will rapidly fill the workings.

         Obviously, the first defence is prevention, and this covers maintenance of equipment and the availability of both on-board and static fire fighting apparatus.

         The issue of storage and dispensing of diesel fuel, lubricants, hydraulic oils and other chemicals, as well as storage and handling procedures for new and used rubber tyres, must be addressed at the detailed design stage. These issues are a priority and are accounted for in the designs presented here.

         Flammable liquid storage and dispensing should be carried out in accordance with a written code of practice, prepared following a risk assessment. An adequate supply of water and hoses should be readily available to combat tyre fires.

                                                                    January 2004

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Oyu Tolgoi Scoping Study Report                                       Page 3-145

         Similar fire risks are attached to conveyor belts and wherever practical excavations containing conveyors should be directly exhausted to the return. However, if this is not practical, then suitable doors to seal off the area in the event of a fire should be incorporated into the design. Fire fighting equipment should be available to cope with any such occurrence. Consideration should also be given to installing fire retardant conveyor belts.

         ESCAPE AND RESCUE

         Persons entering the underground workings should be equipped with self-rescuing devices. The provision of self-contained self-rescuers to all persons working in or visiting the underground workings is recommended, as these units permit escape in oxygen deficient atmospheres.

         The mine should also provide refuge bays equipped with means of supplying respirable air. The refuge bays should be within reach of the workforce, whilst wearing their self-rescuers, under adverse conditions.

         Underground second means of egress is achieved in both options by having two separate means of access to the lowest workings of the mine; i.e. the decline and the vertical shaft. In addition to the rock winder(s), a service winder will be installed in the main shaft. The provision of a fixed end hoist is important to the efficient operation and maintenance of a Koepe equipped shaft and can contribute significantly to providing much more rapid entry and exit from the mine by personnel.

3.1.18   CAPITAL COST

         The underground infrastructure costs are divided into the following categories:

         -        Shafts.

         -        Access development.

         -        Ventilation.

         -        Underground Services.

         -        Major Underground Plant.

         -        Mining Equipment.

         -        Surface Services.

         -        Engineering Design, Procurement and Contract Management.

         The costs for infrastructure access development have been included in the relevant mining sections and any additional development required for the installation of infrastructure (such as pump station excavations) has been priced into the underground services where applicable.

         The underground services costs include the dewatering arrangements, service water reticulation, electrical reticulation, compressed air supply, communication system, potable water supply and underground workshop requirements.

         The capital expenditure makes provision for equipping of 15 ends on the top two levels. Details of the capital expenditure for the 5.5Mt/a sub level cave mine are shown in Appendix 3.7.

                                                                    January 2004

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Oyu Tolgoi Scoping Study Report                                       Page 3-146

3.1.19   OPERATING COST

         The operating costs applied to de-watering, hoisting, crushing, conveying and ventilation include the following:

         - Electrical power consumption costs (using a rate of 0.014USD per kilowatt hour)

         -        Spare part and replacement part costs

         -        Repair costs

         -        Lubrication costs

         -        Consumable costs

         -        Water treatment costs

         -        Winder inspection and testing costs

         - Labour costs (using Mongolian labour rates as supplied by IMMI).

3.2      HUGO SOUTH DEPOSIT SUB LEVEL CAVE

3.2.1    METHOD DESCRIPTION

         The sub level cave (SLC) uses blasting techniques to fragment the mineralised material, while the overlying host rock fractures and caves in under the action of mining induced stresses and gravity. It is a `top down' method, with ore being extracted level by level, working downwards through the ore body. The caved waste rock from the overlying rockmass, fills the void created by ore extraction. Figure 30 is an idealised schematic view of a SLC mine.

         The ore body is divided into sub levels at regular vertical spacings. A network of production cross-cuts are developed across the full width of the ore body footprint at pre determined horizontal spacings. These cross-cuts connect on one end to a slot drive and on the opposite end to a foot wall (perimeter) drive which in turn connects via an access cross-cut to the main decline. The perimeter drive has a series of cross-cuts leading off it to ore passes. The ore passes terminate on a gathering level where the ore is transferred to the crusher and thereafter, conveyed out of the mine.

         The mineralised material immediately above each sub level production cross-cut is drilled with long holes in a fan or ring pattern. The drilling is undertaken as a separate operation, and completed well before blasting and loading commences (drill stocks of at least eight to ten rings in each cross-cut is common). Blasting commences on the hanging wall or far end of the ore body and retreats towards the footwall or near side. A slot is blasted first and thereafter, the rings or fans of production holes are fired and loaded out in succession. Ore extraction normally retreats on an approximately straight front, or series of panels each with a straight front, so that adjacent cross-cuts can be operated simultaneously. Production blasting and loading can take place on a number of sub levels simultaneously; provided that each successive level lags behind the level above, by a distance not less than one to two times the vertical difference between the sub levels.

         SLC depends upon the overlying rock mass being suitable for caving, thereby providing a large amount of broken material immediately above the ore being mined. This broken material acts to provide confinement to each fired ring thus holding the blasted ore in place above the draw point. Blasting the mineralised material, removes the dependency on "natural" fragmentation as the breakage mechanism shared by most other methods of caving.

                                                                    January 2004

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-147

         When the ore is extracted by LHD's from the draw point, it is replaced by the caved material above and behind it (this caved material may also be mineralised). As the ore and the caved material move towards the draw point, some mixing occurs and this mixing determines the grade of the material being drawn at the draw point. The layout design and the operational control need to be directed at maximising as much `clean' ore as possible, i.e. delaying the arrival of the caved material at the draw point, and continuing to draw an economic mixture of ore and caved material for as long as possible.

         As mining advances downwards, level by level, through the ore body, the interface between the caved and solid rock above will move up toward the surface. As a result, the cave back constantly cracks up and fails providing rock to fill the void made by extraction of the ore. Passive support for the walls of the void created by removal of the ore in SLC operations is provided by the caved overlying material which functions as backfill. If the mine is relatively shallow after sufficient ore is extracted, the cave will propagate through to the surface. After this has occurred, with further ore extraction, the broken material is drawn down, reducing confinement on the upper parts of the cave walls, and causing further failure of the cave walls. This process goes on until the ore body is depleted and the cave limits reach a stable equilibrium.

         FIGURE 30: TYPICAL SUB LEVEL CAVING LAYOUT

                                    [FIGURE]

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-148

         SLC ADVANTAGES

         - It is a `top down' mining method which results in early production.

         - It is a flexible mining method that can address changes in the orebody geometry. Also if low grade or waste zones are encountered, they can be left unmined or only "swell" loaded out leaving the bulk of the lower grade or waste zones behind.

         - Development, production drilling and loading activities are carried out on separate levels that are independent of each other. Each machine type usually has several work areas available to operate in at any point in time.

         - Relatively little ore is at risk at any one time (a few hundred to a few thousand tonnes per individual blast ring) i.e. `lost' ore can usually be recovered by `overdraw' on the next level down.

         5.5 Mt/a SLC

         The Hugo South deposit 2% copper grade core is mined using SLC methods to achieve a steady state production of 5.5Mt/a. During the construction and commissioning of the shaft, crusher and conveyor; ore is trucked to surface (a total of 330 kt). Once the shaft, crusher and conveyor are commissioned, 5.5Mt/a is fed through a system of ore passes to the transfer level where it is fed to a central crusher, then conveyed to a loading station and hoisted to surface as shown in Figure 31.

         FIGURE 31: OVERVIEW OF 5.5 Mt/a SLC

                                    [FIGURE]

3.2.2    SLC DESIGN CRITERIA

         Data used to generate the SLC layout are:

         - The +2% copper grade shell (derived from the July 18th 2003 block model).

         - Geotechnical assessment referring to the cavability analysis discussed in Section 1.4 of this report.

         Basic SLC design parameters applied:

         - Hydraulic radius for caving: For scoping study design purposes an undercut with a hydraulic radius of 30m has been applied and is considered to be relatively conservative. This equates to a square plan area of 120m by 120m. A rectangular area can be applied but it must meet minimum critical span limitations to avoid the possibility of a stable arch forming.

                                                                    January 2004

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-149

         - Minimum Span for Caving: To determine the minimum critical span it is considered expedient to use the hydraulic radius for the strongest rock type, (which in this case is 34m) and yields a minimum dimension of 91m. To allow an extra margin of safety the minimum undercut dimension applied was not less than 95m. In the pre-feasibility and feasibility studies it will be advisable to check the empirical rule by conducting appropriate numerical modelling to determine the minimum critical span.

         -        Distance between sub levels: 25m.

         -        Distance between cross-cuts (centreline to centreline): 15m.

         -        Perimeter drive stand-off distance from cave edge is 30m.

         The objective of the SLC design is to extract the ore within the +2% copper ore envelope. The layouts were such that some small tonnages were extracted between the +2% and the 1.5% copper limits. Normally the uppermost level would be the undercut level where caving is initiated. However, due to the narrow width of the orebody at the upper levels (less than the minimum critical span of 95m), a pre-break strategy has been applied on the upper levels. This means that the ore on these pre-break levels is drilled, and blasted, but only swell (40% of ring tonnage) is loaded out. The remainder of the broken ore will be drawn from the level where hydraulic radius for caving is achieved. Caving is initiated in two stages - at the 725 level for the southern portion and at the 675 level for the northern portion. Substantial draw of the high grade broken ore above these levels is then undertaken. However, in practice if the hydraulic radius is less than is estimated then more ore could possible be drawn at an earlier stage. Nine SLC levels in total were generated based on the dimensions of the 2% copper grade shell. SLC levels extend from 775mRL to 575mRL. Refer to Appendix 3.8 for layouts of the SLC production levels.

3.2.3    DILUTION AND RECOVERY

         NORTH AREA:

         The extraction strategy is as follows:

         - Levels 775, 750, 725 and 700 are mined between the 2% copper contour limits. Only the swell is drawn off on these levels (40% of the mining reserves of each respective level).

         - Caving is initiated at 675 level where the high grade ore zone widens sufficiently to allow the overlying host rock to cave. Overdraw is planned at this level to recover the remaining 60% of broken ore from each of the above levels. The expected recovery at this level is 80% of the mined tonnes at ring grade and the remaining 20% at a fixed diluted copper grade of 0.6%. The 0.6% copper grade shell encloses the central high-grade ore zone.

         - On the lower production levels (650, 625, 600 and 575), the expected recovery is 70% of the mined tonnes at ring grade and the remaining 30% of mined tonnes at a diluted copper grade of 0.6%.

         SOUTH AREA:

         The extraction strategy applied is identical to that applied to the north end; with the exception that caving is initiated at 725 level where the ore widens sufficiently to exceed the minimum span limitations for caving.

3.2.4    MINED TONNAGE ESTIMATE

         The total mined tonnage estimate is shown in Table 47. Full production of 5.5Mt/a is scheduled in Year 3 when the required number of draw points will be available.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-150

TABLE 47: SUMMARY OF PRODUCTION SCHEDULE

 SCHEDULE ITEMS                   YEAR -2 YEAR -1   YEAR 1   YEAR 2    YEAR 3    YEAR 4    YEAR 5     YEAR 6   YEAR 7  SUMMARY
-----------------                 ------- ------- --------- --------- --------- --------- --------- --------- ------- ----------
                  Development (t) 142,943 362,855   602,700   398,135   263,836   226,145         0         0       0  1,996,613
                  Cukg (%)          2.248   2.392     2.372     2.321     2.314     2.382         0         0       0       2.35
Level Development Aukg (g/t)        0.131   0.157     0.182     0.150     0.148     0.152         0         0       0       0.16
Tonnes            CuRec (%)        91.595  91.660    91.591    91.574    91.603    91.735         0         0       0      91.62
                  AuRec (%)        60.000  59.953    59.932    59.991    59.994    60.000         0         0       0      59.97
                  NSR ($/t)        26.532  28.383    28.262    27.443    27.354    28.168         0         0       0      27.87
                  Stope (t)             0       0 1,307,358 5,095,397 5,542,764 5,530,215 5,547,351 5,524,107 602,956 29,150,148
                  kt                    0       0     1,307     5,095     5,543     5,530     5,547     5,524     603
                  Cukg (%)              0       0      2.20      2.07      2.20      2.10      1.79      1.79    1.88       2.00
Production Tonnes Aukg (g/t)            0       0      0.12      0.13      0.18      0.17      0.12      0.12    0.13       0.14
                  CuRec (%)             0       0     91.57     91.57     89.08     90.20     91.39     91.51   91.62      90.74
                  AuRec (%)             0       0     60.00     59.93     59.41     59.72     59.99     60.00   60.00      59.78
                  NSR ($/t)             0       0     25.91     24.56     26.20     24.98     21.08     21.15   22.22      23.66

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-151

                  PRODUCTION FORECAST CRITERIA

                  The production forecast is built on the following assumptions:

                  -        Year 1 is defined as the start of production.

                  - Shaft, conveyor and crushing installations are completed in the third quarter of Year 1.

                  - Hoisting production requirement is 5.5 Mt/a at full production. This translates to 30 active draw points which each produce 500 t/day. The number of drawpoints required to meet the daily production rate required (approximately 15,000 t/day) is derived by dividing daily tonnage by 500 tonnes. This is an empirical rule for SLC draw point productivity that allows for drilling, clean out, charging, firing, loading, and dealing with hang-ups and oversize.

                  - Each level is mined in sequence, from top to bottom, with the SLC face retreating from slot drive to the perimeter drive (see Figure 32).

                  - In Year 1, the 775 level is mined and ore trucked to surface. The trucking option allows production to begin in the event of delayed completion of the underground crushing and conveying infrastructure. When mining of 750 level commences, the shaft, crusher and conveying infrastructure will be in operation. Ore mined after this point will be hoisted to surface. In year 1 the 750 level is completed and 725 level enters production.

                  - In Year 2, levels 725 and 700 are in production (refer to Table 48). A total of 5.1Mt is scheduled for this year since level 675 is only available in Year 3.

                  - The target of 5.5Mt/a is scheduled in Year 3 and is maintained until Year 7 when the high-grade core of the Hugo South deposit is depleted.

                  -        Production drilling parameters are outlined in Table
                           49. Emulsion blasting is assumed with a total charged length per ring of 120m out of a total drill hole length of 153 m. The schedule includes a 25% allowance for redrilling.

                  - Production drilling, primary production blasting and trucking activities is undertaken by contractors

                  - Production bogging and secondary blasting is undertaken by IMMI.

                                                                    January 2004

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-152

TABLE 48: SLC PRODUCTION BY LEVEL

                                                                                                                   TOTAL PRODUCTION
PRODUCTION LEVEL  YEAR -2   YEAR -1    YEAR 1   YEAR 2     YEAR 3     YEAR 4     YEAR 5     YEAR 6      YEAR 7      TONNES (LEVEL)
-----------------------------------------------------------------------------------------------------------------------------------
775                  0        0       329,998          0          0          0          0          0          0          329,998
750                  0        0       779,509          0          0          0          0          0          0          779,509
725                  0        0       197,851  2,479,402          0          0          0          0          0        2,677,253
700                  0        0             0  2,615,995          0          0          0          0          0        2,615,995
675                  0        0             0          0  5,542,764  3,345,904          0          0          0        8,888,668
650                  0        0             0          0          0  2,184,311  2,681,775          0          0        4,866,086
625                  0        0             0          0          0          0  2,865,576  1,500,610          0        4,366,186
600                  0        0             0          0          0          0          0  2,894,765          0        2,894,765
575                  0        0             0          0          0          0          0  1,128,731    602,956        1,731,687

Total Production
Tonnes by Year                      1,307,358  5,095,397  5,542,764  5,530,215  5,547,351  5,524,107    602,956       29,150,148

TABLE 49: DRILLING PARAMETERS

                                                 Parameters
--------------------------------------------------------------
Hole Size                                      102mm (upholes)
Drill metres per ring                          153
Drill metres per month                         8,000
Average Tonnes per ring                        2,500
Estimate of Redrilling required as             25%
percentage of total monthly drilling metres

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-153

                  SLC production drilling and blasting is carried out as follows:

                  - A 5m wide slot is cut over the full width of the "panel" of cross-cuts being blasted from the production level up to the elevation of the level above

                  - Rings or fans of 102mm diameter holes are drilled upwards and inclined forwards (towards the slot side) at 70 to 80 degrees (the latter is generally better).

                  - Holes are charged and fired in accordance to the blast design, one ring at a time.

                  - After each ring is fired the ore is bogged out and the next ring fired

                  - Rings in adjacent cross-cuts forming a "panel" of approximately five cross-cuts are kept in a straight line and fired at the same time. This is to achieve interactive draw between the panel draw points.

                  - Drilling of rings is carried out well in advance of blasting and loading. There should be a minimum of 8 to 10 rings pre-drilled in each cross-cut at any point in time.

                  FIGURE 32: SLC MINING FRONT

                  [FIGURE]

         3.2.5    PRIMARY DEVELOPMENT

                  Primary development for this option (as shown in Figure 33 to Figure 35) comprises:

                  - A shaft extending from surface to 490mRL is scheduled for completion in the third quarter of Year 1. This shaft will hoist ore to surface and service the mine both as a primary intake and a primary exhaust due to the dual compartment configuration, as discussed in
                           Section 6.2 of this report. The two main intake levels are at 775mRL and 640mRL. The exhaust level is at 640mRL. Details of the shaft are discussed in
                           Section 6.2 and drawings are presented in Appendix A6.2.1 and A6.2.3.

                  - An ore pass system consisting of seven ore passes extending from varying levels to the transfer level at 560mRL (as illustrated in Figure 33 to Figure 35). The number of ore passes is based on a maximum one-way hauling distance of 200m for a loader from the draw point to the ore pass at a production level. Each orepass is 2.5m in diameter.

                                                                    January 2004

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-154

                  - A transfer level at 560mRL (refer to Figure 33 to Figure 35) will be completed in Year 1. This level connects all ore passes and feeds a central crusher unit which delivers ore to the conveyor at 520mRL.

                  - One crusher installation and a conveyor incline (at a length of 640m and at a gradient of 1:5.3) to transport ore from the transfer level to the loading station at the shaft will be completed in Year 1. The underground crusher is located at 520mRL.

                  - Decline development commences from 775mRL (in Year -2) to 520mRL where conveyor incline begins. This length of decline is 2,140m at a gradient of 1:7. An exhaust rise developed to ventilate the decline development extends from 862mRL to 520mRL (a total length of 340m).

                  FIGURE 33: TRANSFER LEVEL DEVELOPMENT

                                    [FIGURE]

                  FIGURE 34: 3D PERSPECTIVE OF DEVELOPMENT SCHEDULE

                  [FIGURE]

                                                                    January 2004

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SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-155

                  The development schedule is generated from the following assumptions:

                  - Rate of advance for a single face including shotcrete application (less than three faces available in the immediate vicinity) is 35m/week. This rate is scheduled for the decline, accesses off the decline, conveyor incline and other major single face accesses.

                  - Rate of advance for multiple faces including shotcrete application (greater than four faces available in the immediate vicinity) is 70m/week. This rate is scheduled for developing the ore cross-cuts on the production levels and transfer level development.

                  - When developing a production level to establish ventilation and ore pass accesses, a rate of advance of 55m/wk is applied. This is based on the availability of three faces (on average) due to development of ore cross-cut accesses (at a length of 30m each).

                  - Ore passes, internal ventilation raises and other exhaust raises are developed using raisebore techniques.

                  - The time required to complete a rise with a raisebore is based on: four days to rig up; 20m/day to drill a pilot hole; 6.5m/day to ream the hole; and three days to rig down.

                  -        All development is completed by contractors.

                  Development is prioritised as follows:

                  - Complete shaft to develop primary materials handling and ventilation infrastructure.

                  - Decline development to 520mRL in order to commence conveyor incline development.

                  - Establish primary ventilation circuit consisting of internal vent rises and exhaust rises linked to the shaft.

                  - Establish ore pass system to transfer level. Develop transfer level to commence construction and installation of crusher.

                  - Develop all other supporting infrastructure such as workshops and main dewatering station, as well as commence development of production levels (such as ore drive development) to achieve a production rate of 5.5Mt/a shortly after shaft commissioning is complete.

                  FIGURE 35: INFRASTRUCTURE DEVELOPMENT

                                    [FIGURE]

                                                                    January 2004
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Oyu Tolgoi Scoping Study Report                                       Page 3-156

                  DEVELOPMENT SUMMARY

                  The development required for the SLC option by year and by type is summarised in Table 50.

                  For this scenario, all development metres are capitalised with the exception of ore cross-cuts, slot drives and slots completed on levels 750, 725, 700, 675, 650, 625, 600 and 575.
                  Capitalised development is assumed to be development with a useable life greater than one year.

                  TABLE 50: DEVELOPMENT METRES BY YEAR

      DEVELOPMENT PHYSICALS               TOTAL   YEAR -2   YEAR -1  YEAR 1   YEAR 2   YEAR 3    YEAR 4    YEAR 5   YEAR 6   YEAR 7
-----------------------------------------------------------------------------------------------------------------------------------
Total Capital Linear (m)                 31,945   14,600    10,191    4,652    2,502        0        0        0        0       0

Total Capital Vertical Linear (m)         2,035      840     1,130       65        0        0        0        0        0       0
Total Capital Lateral Linear (m)         29,910   13,760     9,061    4,587    2,502        0        0        0        0       0

Total Operating Linear (m)               34,420    1,420     6,446   10,750    6,946    4,762    4,096        0        0       0

Total Operating Vertical Linear (m)       1,575      100       275      500      175      275      250        0        0       0
Total Operating Lateral Linear (m)       32,845    1,320     6,171   10,250    6,771    4,487    3,846        0        0       0

         3.2.6    MOBILE EQUIPMENT

                  Overall Assumptions:

                  -        Equipment purchased new for the project.

                  - Number of units required increased by 14% to account for regular preventative maintenance requirements.

                  -        A contractor will supply development equipment.

                  The primary mobile equipment purchased for this option comprises production loaders, transfer level loaders (electric loaders), light vehicles and integrated tool carriers. Other equipment purchased is required for secondary blasting, safety-related purposes (mines rescue vehicle) and supporting equipment (forklifts). The number of loaders required is based on the assumption that:

                  - A diesel production loader (8m(3) bucket) can haul 1Mt/a to an ore pass

                  - A diesel loader (8m(3) bucket) can achieve 0.5 Mt/a from jumbo development

                  - A transfer level electric loader (10m(3) bucket) can haul 3Mt/a to the crusher.

                  As the mine life is seven years (with four years at a production rate of 5.5Mt/a), most primary equipment will need one rebuild. An allowance for new replacement purchases is included in year 3 and 4 as shown in Table 51.

                  TABLE 51: MOBILE EQUIPMENT

                                            YEAR -   YEAR -   YEAR     YEAR     YEAR     YEAR     YEAR     YEAR     YEAR
             PURCHASE                         2        1        1        2        3        4        5        6        7
------------------------------------------------------------------------------------------------------------------------
Production Loader (8m(carret)3 bucket)        0        2        4        1        0        2        0        0        0
Electric Production Loader (10m(carret)3)     0        1        1        0        0        1        0        0        0
Integrated Tool Carrier                       2        0        0        0        1        0        0        0        0
Light Vehicles                               18        2        0        0        8        0        0        0        0

Total                                        20        5        5        1        9        3        0        0        0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-157

                  HAULAGE TRUCKS:

                  Large (55t payload) diesel articulated low-profile trucks are proposed. Until the production shaft is commissioned all underground production (mullock and ore) will have to be trucked to the surface via the surface to underground decline.

                  ASSUMPTIONS:

                  -        A loaded truck can achieve 5km/hr up the decline.

                  -        An empty truck can achieve 20km/hr down the decline.

                  - Surface is 1165mRL and all underground production hauled from the midpoint of the orebody i.e. 675mRL.

                  -        Maximum decline haulage of 2Mt/a.

                  OTHER EQUIPMENT AND LIGHT VEHICLES:

                  Estimated light vehicles requirements are split into three categories, i.e. staff: including management, geology, geotechnical and survey departments; production: including production drilling, cable bolt rigs, jumbo `nippers', service crew and underground supervision, and Maintenance: including mechanical, electrical and dewatering maintenance.

         3.2.7    LABOUR

                  The mine workforce was split into IMMI and contractor personnel as shown in Table 52 and Table 53 respectively.

                  Key assumptions are:

                  - All development activity (i.e. jumbo development, shaft sinking and raisebore ventilation raises), production drilling and primary blasting activities are undertaken by contractor personnel. All other underground activity is undertaken by IMMI personnel.

                  - All senior personnel and skilled underground operators (e.g. longhole drillers, jumbo operators etc.) are expatriates while supporting personnel are Mongolian. The expatriate personnel are on a commute `fly in/fly out' (FIFO) roster.

                  - The staff FIFO roster is nine weeks on-site and five weeks off-site. This requires two personnel for each position i.e. one on-site and one off-site.

                  - The shift work FIFO roster is two months on-site and one month off-site. This requires a three-shift workforce to operate two 12-hour shifts per day with the third shift off-site.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-158

                  TABLE 52: IMMI PERSONNEL REQUIREMENTS

                                                              TOTAL PERSONNEL REQUIRED
                                                                      RAMP-UP                         STEADY STATE
                                                                      UG SHIFT  TOTAL     MONGOLIAN     UG SHIFT      TOTAL
-----------------------------------------------------------------------------------------------------------------------------
                                                  Shiftwork  Total   Operators Required      (M)        Operators    Required
SENIOR MANAGEMENT                                    (S)             PER SHIFT                         PER SHIFT
      General manager
      Manager mining                                            1        1         1                       1             1
      Concentrator manager
      Manager engineering services
      Manager technical services                                1        1         1                       1             1
      Secretary/clerical staff/data entry            S          6        2         6          M            2             6
MINE TECHNICAL SERVICES
      Senior mining engineer                                    6        3         6                       3             6
      Mine planning engineer                                    4        2         4                       2             4
      Mine ventilation engineer                                 2        1         2                       1             2
      Geotechnical engineer                                     6        3         6                       3             6
      Draw control engineer                                     4        2         4                       2             4
      Drill and blast engineer                                  6        3         6                       3             6
      Mine technical assistants                      S          9        3         9          M            3             9
      Senior geologist                                          2        1         2                       1             2
      Mine geologist                                           10        5        10                       5            10
      Geological technician                          S         15        5        15          M            5            15
      Senior mine surveyor                                      2        1         2                       1             2
      Survey technician                              S          6        2         6          M            2             6
MINE PRODUCTION
      Production superintendent                                 2        0         0                       1             2
      Development superintendent                                1        1         1                       1             1
      Mine foreman                                              2        1         2                       1             2
      Shift boss production                                     9        3         9                       3             9
      Store personnel                                           6        3         6                       3             6
                  - LHD                              S         27        0         0                       9            27
                  - IT                               S          3        1         3                       1             3
      Loss control manager                                      2        1         2                       1             2
      Safety officers                                           4        2         4                       2             4
      Training Personnel                                        3        3         3                       3             3
      Translators/Data Entry                                    4        2         4          M            2             4
      Translators UG                                 S          9        3         9          M            3             9
      IT Officers                                               4        2         4                       2             4
                  - Misc services                               3        1         3                       1             3
      Secondary Breakage                             S         12        0         0                       4            12
MINE MAINTENANCE
      Maintenance superintendent                                2        1         2                       1             2
      Maintenance planner                                       8        4         8                       4             8
      Mechanical supervisor                          S          6        2         6                       2             6
      Electrical supervisor                          S          6        2         6                       2             6
      Maintenance tradesperson
                  - Electricians                     S         15        5        15                       5            15
                  - Remote Control Electricians      S          9        0         0                       3             9
      Mechanical tradesperson
                  - Shift Fitters                    S          6        2         6                       2             6
                  - Pump Fitters                     S          3        1         3                       1             3
                  - Conv/Crush Fitters               S          6        2         6                       2             6
                  - Apprentices/labourers            S          9        3         9                       3             9
      Instrument technician                                     6        3         6                       3             6

TOTAL PERSONNEL ON SITE:

                                                            EXPECTED NUMBER OF PERSONNEL ON-SITE
                                                 MONGOLIAN  YEAR -2  YEAR -1  YEAR 1  YEAR 2  YEAR 3  YEAR 4  YEAR 5  YEAR 6  YEAR 7
------------------------------------------------------------------------------------------------------------------------------------
                                                    (M)
SENIOR MANAGEMENT
      General manager
      Manager mining                                            1        1       1       1       1       1       1       1       1
      Concentrator manager
      Manager engineering services
      Manager technical services                                1        1       1       1       1       1       1       1       1
      Secretary/clerical staff/data entry            M          4        4       4       4       4       4       4       4       4
MINE TECHNICAL SERVICES
      Senior mining engineer                                    3        3       3       3       3       3       3       3       3
      Mine planning engineer                                    2        2       2       2       2       2       2       2       2
      Mine ventilation engineer                                 2        2       2       2       2       2       2       2       2
      Geotechnical engineer                                     4        4       4       4       4       4       4       4       4
      Draw control engineer                                     0        0       3       3       3       3       3       3       3
      Drill and blast engineer                                  0        0       3       3       3       3       3       3       3
      Mine technical assistants                      M          6        6       6       6       6       6       6       6       6
      Senior geologist                                          2        2       2       2       2       2       2       2       2
      Mine geologist                                            5        5       5       5       5       5       5       5       2
      Geological technician                          M         10       10      10      10      10      10      10      10       5
      Senior mine surveyor                                      2        2       2       2       2       2       2       2       2
      Survey technician                              M          4        4       4       4       4       4       4       4       4
MINE PRODUCTION
      Production superintendent                                 0        0       1       1       1       1       1       1       1
      Development superintendent                                1        1       1       1       1       1       1       0       0
      Mine foreman                                              2        2       2       2       2       2       2       2       2
      Shift boss production                                     6        6       6       6       6       6       6       6       6
      Store personnel                                           3        3       3       3       3       3       3       3       3
                  - LHD                              M          0        0      18      18      18      18      18      18      12
                  - IT                               M          2        2       2       2       2       2       2       2       0
      Loss control manager                                      2        2       2       2       2       2       2       2       2
      Safety officers                                           4        4       4       4       4       4       4       4       2
      Training Personnel                                        3        3       3       3       3       3       3       3       3
      Translators/Data Entry                         M          2        2       2       2       2       2       2       2       2
      Translators UG                                 M          6        6       6       6       6       6       6       6       6
      IT Officers                                               2        2       2       2       2       2       2       2       2
                  - Misc services                    M          2        2       2       2       2       2       2       2       0
      Secondary Breakage                             M          0        0       8       8       8       8       8       8       4
MINE MAINTENANCE
      Maintenance superintendent                                2        2       2       2       2       2       2       2       1
      Maintenance planner                                       4        4       4       4       4       4       4       4       2
      Mechanical supervisor                                     4        4       4       4       4       4       4       4       2
      Electrical supervisor                                     4        4       4       4       4       4       4       4       2
      Maintenance tradesperson
                  - Electricians                     M         10       10      10      10      10      10      10      10       5
                  - Remote Control Electricians      M          0        0       6       6       6       6       6       6       6
      Mechanical tradesperson
                  - Shift Fitters                    M          4        4       4       4       4       4       4       4       4
                  - Pump Fitters                     M          2        2       2       2       2       2       2       2       2
                  - Conv/Crush Fitters               M          2        4       4       4       4       4       4       4       4
                  - Apprentices/labourers            M          6        6       6       6       6       6       6       4       4
      Instrument technician                          M          3        3       3       3       3       3       3       3       6

TOTAL PERSONNEL ON SITE:                                      122      124     163     163     163     163     163     160     127

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-159

                  TABLE 53: CONTRACTOR PERSONNEL REQUIREMENTS

                                                                                TOTAL PERSONNEL REQUIRED
                                                                                RAMP-UP                       STEADY STATE
                                                                                UG SHIFT   TOTAL   MONGOLIAN    UG SHIFT    TOTAL
                                                         SHIFTWORK    TOTAL    OPERATORS  REQUIRED    (M)       OPERATORS  REQUIRED
-----------------------------------------------------------------------------------------------------------------------------------
SENIOR MANAGEMENT         (S)                                       per shift                      per shift
                          General manager
                          Project manager mining                        2           1         2                       1         2
                          Concentrator manager
                          Manager engineering services
                          Manager technical services                    1           1         1                       1         1
                          Secretary/clerical staff/data       S         3           1         3         M             1         3
                          entry
MINE TECHNICAL SERVICES
                          Senior mining engineer                        2           1         2                       1         2
                          Mine planning engineer                        2           1         2                       1         2
                          Mine ventilation engineer
                          Geotechnical engineer                         2           1         2                       1         2
                          Draw control engineer
                          Drill and blast engineer                      2           1         2                       1         2
                          Mine technical assistants           S         3           1         3         M             1         3
                          Senior geologist
                          Mine geologist
                          Geological technician               S         3           1         3                       1         3
                          Senior mine surveyor                          1           1         1                       1         1
                          Survey technician                   S         4           2         2         M             2         4
MINE PRODUCTION
                          Production superintendent                     1                                             1         1
                          Development superintendent                    1           1         1                       1         1
                          Mine foreman                                  2           1         2                       1         2
                          Shift boss production                         6           2         6                       2         6
                          Store personnel                               2           1         2                       1         2
                          - Jumbo                             S         9           7        21                       3         9
                          - Production drill                  S        15           0         0                       5        15
                          - Development LHD                   S         3           2         6                       1         3
                          - Truck                             S         6           4        12                       2         6
                          - Grader                            S         6           1         3         M             2         6
                          - IT                                S         6           2         6         M             2         6
                          - Cable Bolter                      S         3           1         3                       1         3
                          - Shotcrete Spray unit              S         3           2         6                       1         3
                          - Development Charge up unit        S         3           3         9         M             1         3
                          - Stope Charge up unit              S         6           0         0                       2         6
                          - Nippers                           S         9           4        12         M             3         9
                          - Service Crew                      S        18           6        18         M             6        18
                          Loss control manager                          1           1         1                       1         1
                          Safety officers                               4           2         4                       2         4
                          Training Personnel                            4           2         4                       2         4
                          Translators/Data Entry                        2           2         2         M             2         2
                          Translators UG                      S         4           2         4         M             2         4
                          IT Officers                                   1           1         1                       1         1
                          - Misc services                               1           1         1                       1         1
                          Secondary Breakage
MINE MAINTENANCE
                          Maintenance superintendent                    1           1         1                       1         1
                          Maintenance planner                           2           1         2                       1         2
                          Mechanical supervisor               S         3           1         3                       1         3
                          Electrical supervisor               S         3           1         3                       1         3
                          Maintenance tradesperson
                          - Electricians                      S         6           2         6                       2         6
                          - Remote Control Electricians       S         3           1        13                       1         3
                          Mechanical tradesperson
                          - Shift Fitters                     S         6           2         6                       2         6
                          - Drill Fitters                     S        18           5        15                       6        18
                          - Conv/Crush Fitters                S         6           1         3                       1         3
                          - Apprentices/labourers             S         6           2         6                       2         6
                          Instrument technician
                          Pump fitters                        S         3           1         3                       1         3
                                                            ---        --         ---                  --           ---
TOTAL PERSONNEL ON SITE:                                    174        81         207                  68           168

                                                         MONGOLIAN                  EXPECTED NUMBER OF PERSONNEL ON-SITE
                                                            (M)    YEAR -2 YEAR -1 YEAR 1 YEAR 2 YEAR 3 YEAR 4 YEAR 5  YEAR 6 YEAR 7
------------------------------------------------------------------------------------------------------------------------------------
SENIOR MANAGEMENT         (S)
                          General manager
                          Project manager mining                       2       2       2      2      2      2      2       2    2
                          Concentrator manager
                          Manager engineering services
                          Manager technical services                   1       1       1      1      1      1      1       1    1
                          Secretary/clerical staff/data       M        2       2       2      2      2      2      2       2    2
                          entry
MINE TECHNICAL SERVICES
                          Senior mining engineer                       1       1       1      1      1      1      1       1    1
                          Mine planning engineer                       1       1       1      1      1      1      1       1    1
                          Mine ventilation engineer
                          Geotechnical engineer                        1       1       1      1      1      1      1       1    1
                          Draw control engineer
                          Drill and blast engineer                     1       1       1      1      1      1      1       1    1
                          Mine technical assistants           M        2       2       2      2      2      2      2       2    2
                          Senior geologist
                          Mine geologist
                          Geological technician                        2       2       2      2      2      2      2       2    2
                          Senior mine surveyor                         1       1       1      1      1      1      1       1    1
                          Survey technician                   M        2       2       2      2      2      2      2       2    2
MINE PRODUCTION
                          Production superintendent                                    1      1      1      1      1       1    1
                          Development superintendent                   1       1       1      1      1      1      1       1    1
                          Mine foreman                                 2       2       2      2      2      2      2       2    2
                          Shift boss production                        4       4       4      4      4      4      4       4    2
                          Store personnel                              2       2       2      2      2      2      2       2    2
                          - Jumbo                             M       14      14       6      6      6      6      3       0    0
                          - Production drill                  M        0       0      10     10     10     10     10       5    2
                          - Development LHD                   M        4       4       4      4      4      2      2       1    1
                          - Truck                             M        8       8       8      8      6      6      6       3    3
                          - Grader                            M        2       2       2      2      2      2      2       2    2
                          - IT                                M        4       4       4      4      4      4      4       4    4
                          - Cable Bolter                      M        2       2       2      2      2      2      2       2    2
                          - Shotcrete Spray unit              M        4       4       4      4      4      4      4       4    4
                          - Development Charge up unit        M        6       6       6      6      6      6      2       2    2
                          - Stope Charge up unit              M        0       0       4      4      4      4      4       4    4
                          - Nippers                           M        8       8      12     12     12     12     12      12    6
                          - Service Crew                      M       12      12      12     12     12     12     12      12    6
                          Loss control manager                         1       1       1      1      1      1      1       1    1
                          Safety officers                              2       2       2      2      2      2      2       2    2
                          Training Personnel                           2       2       2      2      2      2      2       2    2
                          Translators/Data Entry              M        2       2       2      2      2      2      2       2    2
                          Translators UG                      M        2       2       2      2      2      2      2       2    2
                          IT Officers                                  1       1       1      1      1      1      1       1    1
                          - Misc services                     M        1       1       1      1      1      1      1       1    1
                          Secondary Breakage
MINE MAINTENANCE
                          Maintenance superintendent                   1       1       1      1      1      1      1       1    1
                          Maintenance planner                          2       2       2      2      2      2      2       2    2
                          Mechanical supervisor                        2       2       2      2      2      2      2       2    2
                          Electrical supervisor                        2       2       2      2      2      2      2       2    2
                          Maintenance tradesperson
                          - Electricians                      M        4       4       4      4      4      4      4       4    4
                          - Remote Control Electricians       M        0       0       2      2      2      2      2       2    2
                          Mechanical tradesperson
                          - Shift Fitters                     M        4       4       4      4      4      4      4       4    4
                          - Drill Fitters                     M       16      10      10     10     10     10     10      10    5
                          - Conv/Crush Fitters                M        2       2       2      2      2      2      2       2    2
                          - Apprentices/labourers             M        4       4       4      4      4      4      4       4    4
                          Instrument technician
                          Pump fitters                        M        2       2       2      2      2      2      2       2    2
                                                            ---      ---     ---     ---    ---    ---    ---    ---     ---
TOTAL PERSONNEL ON SITE:                                    142      142     113     113    113    113    113    113     113

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-160

         3.2.8    MINE VENTILATION

                  During development of the mine, the main intake will be the decline with an exhaust raisebore which extends down to 520 mRL. As the shaft deepens and levels are developed, the other primary intakes enter the circuit (intakes at 775 mRL and 640 mRL) as well as the primary exhaust drives (at 640 mRL). The level accesses deliver air from the decline to the developing production levels (Figure 36).

                  FIGURE 36: VENTILATION FLOW DURING DEVELOPMENT PHASE OF MINE

                                    [FIGURE]

                  Once the mine begins production, an internal ventilation rise system exhausts air delivered to the production levels. In total, there are five internal ventilation rises that link the production levels. These rises are located at both the north and south ends of each production level. At the transfer level, these rises connect to a short exhaust rise that feeds the main ventilation return drive at 520 mRL. This drive connects to the exhaust rise (used for developing the decline) which then links to the exhaust drive at 640 mRL which in turn links to the main vertical shaft exhaust compartment (Figure
                  37).

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-161

                  FIGURE 37: VENTILATION FLOW DURING PRODUCTION PHASE OF MINE

                                    [FIGURE]

                  Ventilation and other mine infrastructure matters for this SLC option are covered in detail in section 6.2 of this report.

         3.2.9    MINING COSTS

                  The mining costs were sourced from a combination of:

                  - Indicative Australian underground development contractor costs.

                  -        Indicative comparable stoping costs.

                  -        Indicative comparable infrastructure costs.

                  -        IMMI supplied Mongolian labour rates.

                  The so-called `China Cost Discount Factors' (CCDF's) were estimates of potential cost savings resulting from operating a mine in and around China. The CCDF's used are explained in detail in Section 2.4. The CCDF's were applied to the following cost areas:

                  -        Shaft costs, shaft sinking and operating costs.

                  - Fixed capital costs, e.g. primary fans, electrical transformers.

                  - Underground direct costs i.e. jumbo development, longhole production drilling, longhole production charging and trucking and bogging activities.

                  Therefore two sets of cost data were estimated i.e. unadjusted costs with no CCDF's applied and adjusted costs with CCDF's applied.

                  Table 54 and Table 55 provide year by year combinations of operating and capital cost per total ore tonne, with a life of mine average of $7.22/t (unadjusted costs) and $5.17/t (adjusted costs).

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-162

         TABLE 54: UNADJUSTED OPERATING COSTS

                                                                         YEAR    YEAR     YEAR     YEAR     YEAR     YEAR     YEAR
          OPERATING $/TONNE           LOM $/TONNE  YEAR -2    YEAR -1     1       2        3        4        5        6        7
-----------------------------------------------------------------------------------------------------------------------------------
Operating $ per Tonne (Stoping Only)    $   7.64          0          0  $13.40  $ 7.20   $ 7.04   $ 6.98   $ 6.85   $ 6.71   $ 9.48

Operating and Capital $ per Stoping
Tonne (Incl Contingencies)              $  15.83          0          0  $57.92  $11.17   $ 9.25   $ 9.14   $ 6.86   $ 6.71   $ 9.53
Development Component                   $   5.09          0          0  $28.07  $ 3.66   $ 1.61   $ 1.39   $ 0.00   $ 0.00   $ 0.00

Operating $ per Total Ore Tonne         $   7.22   $  29.89   $  16.33  $ 9.17  $ 6.68   $ 6.72   $ 6.71   $ 6.85   $ 6.71   $ 9.48

Operating and Capital $ per Total Ore
Tonne (Incl Contingencies)              $  14.81   $ 486.84   $ 210.66  $39.64  $10.36   $ 8.83   $ 8.78   $ 6.86   $ 6.71   $ 9.53
Development Component                   $   4.77   $ 247.80   $ 113.29  $19.21  $ 3.39   $ 1.54   $ 1.33        0        0        0

         TABLE 55: ADJUSTED OPERATING COSTS

                                                                         YEAR    YEAR     YEAR     YEAR     YEAR     YEAR     YEAR
           OPERATING $/TONNE          LOM $/TONNE  YEAR -2    YEAR -1     1       2        3        4        5        6        7
-----------------------------------------------------------------------------------------------------------------------------------
Operating $ per Tonne (Stoping Only)    $   5.52          0          0  $10.89  $ 5.10   $ 4.94   $ 4.88   $ 4.75   $ 4.60   $ 7.38

Operating and Capital $ per Stoping
Tonne (Incl Contingencies)              $  11.26          0          0  $45.62  $ 7.40   $ 6.42   $ 6.41   $ 4.75   $ 4.60   $ 7.41
Development Component                   $   3.42          0          0  $20.66  $ 2.02   $ 0.89   $ 0.77   $ 0.00   $ 0.00   $ 0.00

Operating $ per Total Ore Tonne         $   5.17   $  29.89   $  16.33  $ 7.45  $ 4.73   $ 4.71   $ 4.69   $ 4.75   $ 4.60   $ 7.38

Operating and Capital $ per Total Ore
Tonne (Incl Contingencies)              $  10.54   $ 336.95   $ 152.75  $31.22  $ 6.86   $ 6.13   $ 6.16   $ 4.75   $ 4.60   $ 7.41
Development Component                   $   3.21   $ 169.48   $  80.30  $14.14  $ 1.87   $ 0.85   $ 0.74        0        0        0

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-163

                  Table 56 and Table 57 provide a breakdown of the capital cost estimate by year over the life of the mine.

                  The latter two tables also provide details of the jumbo development contingencies used to account for unscheduled minor items as:

                  - stripping to install equipment such as large secondary fans, jumbo boxes and mono pumps

                  -        stockpiles

                  -        stripping backs for loading points

                  -        and other miscellaneous items.

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-164

     TABLE 56: UNADJUSTED CAPITAL COST ESTIMATE

                                                                 TOTAL
ITEM NO.             CAPITAL COST ESTIMATE            CONT        SUM          YEAR -2      YEAR -1       YEAR 1
==================================================================================================================
210                  Underground Development Decline   25%  $     6,228,101  $ 5,212,934  $ 1,015,168            0
211              Underground Development Ventilation   25%  $    13,119,627  $ 7,047,631  $ 4,825,868  $   873,118
212               Underground Development Dewatering    0%  $       751,429            0            0  $   751,429
213       Underground Development Materials Handling   40%  $    14,250,121  $   568,260  $11,452,367  $ 2,229,494
214                Underground Development Ancillary   40%  $    10,071,663  $ 1,512,657  $ 2,718,099  $ 5,341,034
217                       Sustaining Capital (Stores   25%  $     8,868,088  $ 1,646,369  $ 2,091,695  $ 3,449,147
220                                            Shaft   10%  $    38,294,567  $19,734,248  $16,055,648  $ 2,504,671

230                        Pre-Production and Mining    0%  $   104,055,501  $21,079,031  $21,094,597  $27,501,853

240                                 Mobile Equipment    5%  $    21,632,681  $ 4,335,874  $ 4,532,049  $ 5,745,223
241                     Materials Handling Equipment    5%  $     4,331,660  $         -  $ 1,248,765  $ 3,082,895
242                              Ancillary Equipment    5%  $     6,426,938  $ 2,058,450  $ 2,230,547  $ 1,971,842
243                         Primary Ventilation Fans    5%  $     2,054,888  $   205,489  $ 1,130,188  $   719,211

250                                    Mine Services   25%  $     8,405,582  $ 1,916,931  $ 2,120,088  $ 4,023,982

260                               Surface Facilities    0%                0            0            0            0

275                Total Capitalised Operating Cost (3 yrs) $    27,721,745  $ 4,272,837  $ 5,924,310  $17,524,598

                                Total Operating Cost        $   222,831,357  $ 4,272,837  $ 5,924,310  $17,524,598

                                  Total Capital Cost        $   238,490,846  $65,317,875  $70,515,078  $58,193,900

                                               TOTAL         461,322,202.32  $69,590,712  $76,439,388  $75,718,497

ITEM NO.             CAPITAL COST ESTIMATE                 YEAR 2       YEAR 3       YEAR 4       YEAR 5       YEAR 6      YEAR 7
===================================================================================================================================
210                  Underground Development Decline              0            0            0            0            0           0
211              Underground Development Ventilation    $   373,009            0            0            0            0           0
212               Underground Development Dewatering              0            0            0            0            0           0
213       Underground Development Materials Handling              0            0            0            0            0           0
214                Underground Development Ancillary    $   499,873            0            0            0            0           0
217                       Sustaining Capital (Stores    $   289,070  $   602,333  $   775,875  $     4,533  $     4,533  $    4,533
220                                            Shaft              0            0            0            0            0           0

230                        Pre-Production and Mining    $17,769,052  $ 8,938,367  $ 7,672,600            0            0           0

240                                 Mobile Equipment    $   920,799  $ 2,651,862  $ 3,443,304  $     1,190  $     1,190  $    1,190
241                     Materials Handling Equipment              0            0            0            0            0           0
242                              Ancillary Equipment    $   149,090  $    17,010            0            0            0           0
243                         Primary Ventilation Fans              0            0            0            0            0           0

250                                    Mine Services    $   231,258  $    22,664  $    22,664  $    22,664  $    22,664  $   22,664

260                               Surface Facilities              0            0            0            0            0           0

275                Total Capitalised Operating Cost (3 yrs)

                                Total Operating Cost    $36,670,848  $39,027,007  $38,622,855  $38,021,876  $37,051,310  $5,715,716

                                  Total Capital Cost    $20,232,151  $12,232,237  $11,914,443  $    28,387  $    28,387  $   28,387

                                               TOTAL    $56,903,000  $51,259,243  $50,537,298  $38,050,263  $37,079,698  $5,744,103

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-165

     TABLE 57: ADJUSTED CAPITAL COST ESTIMATE

                                                                 TOTAL
ITEM NO.             CAPITAL COST ESTIMATE            CONT        SUM          YEAR -2      YEAR -1       YEAR 1
==================================================================================================================
210                  Underground Development Decline   25%  $     4,110,547  $ 3,440,536  $   670,011            0
211              Underground Development Ventilation   25%  $     9,457,474  $ 5,191,032  $ 3,485,029  $   576,258
212               Underground Development Dewatering    0%  $       901,715            0            0  $   901,715
213       Underground Development Materials Handling   40%  $    11,674,800  $   681,912  $ 9,061,502  $ 1,931,386
214                Underground Development Ancillary   40%  $     8,719,759  $   998,354  $ 1,996,094  $ 5,443,492
217                      Sustaining Capital (Stores)   25%  $     8,125,002  $ 1,428,515  $ 1,794,661  $ 3,249,603
220                                            Shaft   10%  $    21,636,430  $11,149,850  $ 9,071,441  $ 1,415,139

230                        Pre-Production and Mining    0%  $    64,970,333  $13,913,799  $13,925,008  $18,155,903

240                                 Mobile Equipment    5%  $    20,653,988  $ 3,888,665  $ 4,137,727  $ 5,615,583
241                     Materials Handling Equipment    5%  $     4,331,660            0  $ 1,248,765  $ 3,082,895
242                              Ancillary Equipment    5%  $     4,820,204  $ 1,543,838  $ 1,672,910  $ 1,478,881
243                         Primary Ventilation Fans    5%  $     1,541,166  $   154,117  $   847,641  $   539,408

250                                    Mine Services   25%  $     6,367,941  $ 1,501,453  $ 1,590,066  $ 3,017,987

260                               Surface Facilities    0%                0            0            0            0

275                 Total Capitalised Operating Cost (3 yrs)$    24,427,968  $ 4,272,837  $ 5,924,310  $14,230,821

                                Total Operating Cost        $   160,938,232  $ 4,272,837  $ 5,924,310  $14,230,821

                                  Total Capital Cost        $   167,311,017  $43,892,070  $49,500,855  $45,408,250

                                               TOTAL         328,249,249.04  $48,164,907  $55,425,165  $59,639,071

ITEM NO.             CAPITAL COST ESTIMATE                 YEAR 2       YEAR 3       YEAR 4       YEAR 5       YEAR 6      YEAR 7
===================================================================================================================================
210                  Underground Development Decline              0            0            0            0            0           0
211              Underground Development Ventilation    $   205,155            0            0            0            0           0
212               Underground Development Dewatering              0            0            0            0            0           0
213       Underground Development Materials Handling              0            0            0            0            0           0
214                Underground Development Ancillary    $   281,818            0            0            0            0           0
217                      Sustaining Capital (Stores)    $   267,095  $   600,187  $   774,742  $     3,400  $     3,400  $    3,400
220                                            Shaft              0            0            0            0            0           0

230                        Pre-Production and Mining    $ 9,789,632  $ 4,942,271  $ 4,243,720            0            0           0

240                                 Mobile Equipment    $   915,031  $ 2,651,299  $ 3,443,006  $       892  $       892  $      892
241                     Materials Handling Equipment              0            0            0            0            0           0
242                              Ancillary Equipment    $   111,817  $    12,758            0            0            0           0
243                         Primary Ventilation Fans              0            0            0            0            0           0

250                                    Mine Services    $   173,443  $    16,998  $    16,998  $    16,998  $    16,998  $   16,998

260                               Surface Facilities              0            0            0            0            0           0

275                 Total Capitalised Operating Cost (3 yrs)

                                Total Operating Cost    $25,964,438  $27,362,811  $26,973,508  $26,352,253  $25,409,192  $4,448,062

                                  Total Capital Cost    $11,743,992  $ 8,223,513  $ 8,478,466  $    21,290  $    21,290  $   21,290

                                               TOTAL    $37,708,430  $35,586,324  $35,451,974  $26,373,543  $25,430,483  $4,469,352

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-166

         SECTION 3 - APPENDICES

         3.1      SHAFT SINKING PHASE

                                                                    January 2004

[PICTURE OF ELEVATION ON STAGE SHOWING SHEAVE CONFIGURATION]

[PICTURE OF PLAN ON SINKING SHAFT CONFIGURATION]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-167

         3.2      SHAFT EQUIPPING PHASE

                                                                    January 2004

[PICTURE OF ELEVATION ON STAGE]

[PICTURE OF PLAN ON EQUIPPING SHAFT CONFIGURATION]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-168

         3.3      SHAFT PERMANENT CONDITION

                                                                    January 2004

[PICTURE OF PERMANENT SHAFT CROSS SECTION]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-169

         3.4      SHAFT VERTICAL LONG SECTION

                                                                    January 2004

[PICTURE OF VERTICAL SHAFT LONG SECTION]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-170

         3.5      DEWATERING RETICULATION

                                                                    January 2004

[PICTURE OF DEWATERING RETICULATION]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-171

         3.6      ELECTRICAL RETICULATION

                                                                    January 2004

[PICTURE OF ELECTRICAL RETICULATION]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-172

         3.7      CAPITAL EXPENDITURE

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report

Appendix 3.7

5Mt/a SUB LEVEL CAVE MINE : CAPITAL EXPENDITURE SCHEDULE

                                                                      EXPENDITURE IN 6 MONTHLY PERIODS (US$)
                                                           --------------------------------------------------------
                        DESCRIPTION                             1         2            3          4           5
  -------------------------------------------------------  ---------  ----------  ----------  ----------  ----------
1 SHAFTS
  Site establishment                                         not included in scope of work
  Headgear construction including winderhouses               975,000   1,392,857     348,214                  69,643
  Bank and sub-bank development, ducting and construction    375,000
  Slow sink & line @ 1 m/day                                 978,171     978,171
  Fast sink & line @ 4 m/day                                           3,199,950   5,119,920   3,839,940     639,990
  Headgear change overs x 2                                                           85,714                  85,714
  Equip shaft @ 20 m/day with brattice wall                              827,457   1,654,914     827,457     827,457
  Install signalling & communications                                                             21,429      21,429
  Install Koepe winder                                     2,914,821   2,331,857     291,482                 291,482
  Install service winder                                   1,648,300   1,318,640     164,830                 164,830
  Rope up & install perm. conveyance                                                                          21,429
  2 stations development and lining                                                  520,000     520,000
  Commission shaft                                                                                            21,429
  Belt level development & install equipment                                         178,571     142,857      35,714
  U/G loading box develop and installation                                           274,286     342,857      68,571
  Shaft bottom pump station develop and installation                                  54,286      67,857      13,571
  Shaft spillage handling arrangement installation                                    62,857      78,571      15,714
  Ventilation Raises (for decline ramp)                                  198,275     141,625     113,300     113,300
  TOTAL CATEGORY 1                                         6,891,293  10,247,208   8,896,700   5,954,269   2,390,274

2 ACCESS DEVELOPMENT
  not in scope of work
  TOTAL CATEGORY 2                                                 0           0           0           0           0

3 VENTILATION
  Ventilation                                                            195,704      97,852     978,518     684,963
  TOTAL CATEGORY 3                                                 0     195,704      97,852     978,518     684,963

4 UNDERGROUND SERVICES
  Dewatering                                                 154,634     154,634     154,634                 927,805
  Service Water Supply and Reticulation                      153,011      51,004      51,004      51,004      51,004
  Electrical Power and Reticulation                                      108,484     108,484     867,873     867,873
  Compressed Air Supply                                      not included in scope of work
  Communication System                                        27,999                             279,993     223,994
  Service Excavations and Underground Workshops                                                            1,977,143
  Potable Water                                                5,769       1,923       1,923       1,923       1,923
  TOTAL CATEGORY 4                                           341,413     316,045     316,045   1,200,792   4,049,742

5 MAJOR PLANT
  not in scope of work
  TOTAL CATEGORY 5                                                 0           0           0           0           0

6 MINING EQUIPMENT
  not in scope of work
  TOTAL CATEGORY 6                                                 0           0           0           0           0

7 SURFACE SERVICES
  not in scope of work
  TOTAL CATEGORY 7                                                 0           0           0           0           0

8 ENGINEERING, PROCUREMENT AND CONTRACT MANGEMENT
  Design and Procure - 7.5%                                  542,453     806,922     698,295     610,018     534,373
  Contract Administration - 7.5%                             583,137     867,441     750,667     655,770     574,451
  TOTAL CATEGORY 8                                         1,125,590   1,674,363   1,448,962   1,265,788   1,108,825
        TOTAL                                              8,358,296  12,433,319  10,759,558   9,399,367   8,233,803
        CONTINGENCY @ 15 %                                 1,253,744   1,864,998   1,613,934   1,409,905   1,235,070
        GRAND TOTAL                                        9,612,040  14,298,317  12,373,492  10,809,272   9,468,873
        ACCUMULATIVE TOTAL                                 9,612,040  23,910,357  36,283,849  47,093,120  56,561,993

                                                                      EXPENDITURE IN 6 MONTHLY PERIODS (US$)
                                                            ----------------------------------------------------------
                        DESCRIPTION                              6          7           8            9        TOTAL
  -------------------------------------------------------   ----------  ----------  ----------  ----------  ----------
1 SHAFTS
  Site establishment                                                                                                 0
  Headgear construction including winderhouses                                                               2,785,714
  Bank and sub-bank development, ducting and construction                                                      375,000
  Slow sink & line @ 1 m/day                                                                                 1,956,343
  Fast sink & line @ 4 m/day                                                                                12,799,800
  Headgear change overs x 2                                                                                    171,429
  Equip shaft @ 20 m/day with brattice wall                                                                  4,137,286
  Install signalling & communications                                                                           42,857
  Install Koepe winder                                                                                       5,829,643
  Install service winder                                                                                     3,296,600
  Rope up & install perm. conveyance                                                                            21,429
  2 stations development and lining                                                                          1,040,000
  Commission shaft                                                                                              21,429
  Belt level development & install equipment                                                                   357,143
  U/G loading box develop and installation                                                                     685,714
  Shaft bottom pump station develop and installation                                                           135,714
  Shaft spillage handling arrangement installation                                                             157,143
  Ventilation Raises (for decline ramp)                                                                        566,500
  TOTAL CATEGORY 1                                                   0           0           0           0  34,379,743

2 ACCESS DEVELOPMENT
  not in scope of work                                                                                               0
  TOTAL CATEGORY 2                                                   0           0           0           0           0

3 VENTILATION
  Ventilation                                                                                                1,957,036
  TOTAL CATEGORY 3                                                   0           0           0           0   1,957,036

4 UNDERGROUND SERVICES
  Dewatering                                                 1,237,074     463,903                           3,092,684
  Service Water Supply and Reticulation                         51,004      51,004      51,004                 510,036
  Electrical Power and Reticulation                            216,968                                       2,169,682
  Compressed Air Supply                                                                                              0
  Communication System                                          27,999                                         559,986
  Service Excavations and Underground Workshops              1,581,714     395,429                           3,954,286
  Potable Water                                                  1,923       1,923       1,923                  19,229
  TOTAL CATEGORY 4                                           3,116,682     912,258      52,927           0  10,305,903

5 MAJOR PLANT
  not in scope of work                                                                                               0
  TOTAL CATEGORY 5                                                   0           0           0           0           0

6 MINING EQUIPMENT
  not in scope of work                                                                                               0
  TOTAL CATEGORY 6                                                   0           0           0           0           0

7 SURFACE SERVICES
  not in scope of work                                                                                               0
  TOTAL CATEGORY 7                                                   0           0           0           0           0

8 ENGINEERING, PROCUREMENT AND CONTRACT MANGEMENT
  Design and Procure - 7.5%                                    233,751      68,419       3,969           0   3,498,201
  Contract Administration - 7.5%                               251,282      73,551       4,267           0   3,760,566
  TOTAL CATEGORY 8                                             485,034     141,970       8,237           0   7,258,767
        TOTAL                                                3,601,716   1,054,228      61,163           0  53,901,449
        CONTINGENCY @ 15 %                                     540,257     158,134       9,174           0   8,085,217
        GRAND TOTAL                                          4,141,973   1,212,362      70,338           0  61,986,666
        ACCUMULATIVE TOTAL                                  60,703,966  61,916,328  61,986,666  61,986,666  61,986,666

                                                                    January 2004

SRK Consulting
Oyu Tolgoi Scoping Study Report                                       Page 3-173

                 3.8 PRODUCTION LEVEL PLANS

                                                                    January 2004

[SRK CONSULTING LOGO]                                 [575 PRODUCTION LEVEL MAP]

[SRK CONSULTING LOGO]                                 [600 PRODUCTION LEVEL MAP]

[SRK CONSULTING LOGO]                                 [625 PRODUCTION LEVEL MAP]

[SRK CONSULTING LOGO]                                 [650 PRODUCTION LEVEL MAP]

[SRK CONSULTING LOGO]                                 [675 PRODUCTION LEVEL MAP]

[SRK CONSULTING LOGO]                                 [700 PRODUCTION LEVEL MAP]

[SRK CONSULTING LOGO]                                 [725 PRODUCTION LEVEL MAP]

[SRK CONSULTING LOGO]                                 [750 PRODUCTION LEVEL MAP]

[SRK CONSULTING LOGO]                                 [775 PRODUCTION LEVEL MAP]

SRK Consulting
Oyu Tolgoi Scoping Study Report                                           Page 1

                         SRK REPORT DISTRIBUTION RECORD

Complete this form and include it as the final page for each copy of the report produced.

Report No. IV212

Copy No.  _____________________

       NAME/TITLE                     COMPANY                   COPY           DATE         AUTHORISED BY
       ----------                     -------                   ----           ----         -------------
Oyu Tolgoi Scoping Study         IMMI - Mr W Hogg                1
Oyu Tolgoi Scoping Study         SRK Consulting                  2

Approval Signature: _________________________

SRK Consulting grants the client ownership of the Deliverables and the Report and a license to make copies of the Report for the purposes only for which SRK Consulting has provided the client with consulting services.

                                                                    January 2004

[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

APPENDIX C - PRODUCTION FORECASTS

                                                              [AMECAUSENCO LOGO]
                                                              OYU TOLGOI PROJECT

                      CASE 2C - PRODUCTION FORECAST SUMMARY

             MINING                               YEAR     -2     -1      1       2       3       4       5       6       7
                                                  TOTAL   2006   2007    2008    2009    2010    2011    2012    2013    2014
-------------------------------                  -------  ----  ------  ------  ------  ------  ------  ------  ------  ------
OPEN PIT     Open Pit Ore Total     kt           351,756     0   4,539  28,269  22,707  22,365  22,917  27,027  40,502  35,049
MINING                              NSR $/t         9.89  0.00    6.82   10.25   18.13    7.72   13.39   11.75    5.84    6.78
                                    CuEq%                         0.63    0.90    1.41    0.70    1.09    1.03    0.56    0.63
                                    Cu %            0.59  0.00    0.41    0.51    0.62    0.44    0.57    0.73    0.43    0.43
                                    Au g/t          0.44  0.00    0.34    0.60    1.23    0.40    0.82    0.46    0.20    0.31
                                    Rec Cu%         0.52  0.00    0.34    0.44    0.55    0.37    0.50    0.65    0.36    0.36
                                    Rec Au g/t      0.32  0.00    0.22    0.42    0.97    0.27    0.62    0.34    0.12    0.21
             Waste                  kt           534,601     0  42,090  46,785  52,311  52,553  52,077  48,027  34,453  39,992
             Total                  kt           886,357     0  46,629  75,054  75,018  74,919  74,994  75,053  74,955  75,041

HUGO         Underground Ore Total  kt                 0     0       0       0       0       0       0       0       0       0
NORTH                               NSR $/t         0.00  0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
                                    CuEq%                         0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
                                    Cu %            0.00  0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
                                    Au g/t          0.00  0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
                                    Rec Cu%         0.00  0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
                                    Rec Au g/t      0.00  0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00

MINED        Mined Ore Total        kt           351,756     0   4,539  28,269  22,707  22,365  22,917  27,027  40,502  35,049
TOTAL ORE                           NSR $/t         9.89  0.00    6.82   10.25   18.13    7.72   13.39   11.75    5.84    6.78
                                    CuEq%                         0.63    0.90    1.41    0.70    1.09    1.03    0.56    0.63
                                    Cu %            0.59  0.00    0.41    0.51    0.62    0.44    0.57    0.73    0.43    0.43
                                    Au g/t          0.44  0.00    0.34    0.60    1.23    0.40    0.82    0.46    0.20    0.31
                                    Rec Cu%         0.52  0.00    0.34    0.44    0.55    0.37    0.50    0.65    0.36    0.36
                                    Rec Au g/t      0.32  0.00    0.22    0.42    0.97    0.27    0.62    0.34    0.12    0.21

STOCKPILE    Deferred Open Pit      kt           132,383     0   4,539  18,782  24,490  29,855  35,772  44,798  67,300  84,349
CLOSING      Ore Stockpile          NSR $/t         5.74  0.00    6.82    6.51    5.83    5.79    5.74    5.69    5.52    5.56
BALANCE                             CuEq%           0.55          0.63    0.61    0.55    0.55    0.54    0.54    0.53    0.53
                                    Cu %            0.42  0.00    0.41    0.40    0.38    0.38    0.38    0.38    0.38    0.38
                                    Au g/t          0.20  0.00    0.34    0.33    0.28    0.27    0.26    0.25    0.23    0.23
                                    Rec Cu%         0.36  0.00    0.34    0.33    0.31    0.31    0.31    0.31    0.31    0.31
                                    Rec Au g/t      0.12  0.00    0.22    0.21    0.17    0.17    0.17    0.16    0.14    0.15
             Stockpile Reclaim      kt           132,383  0.00    0.00       0       0       0       0       0       0       0

PROCESSED    Process Feed           kt           351,756     0          14,025  17,000  17,000  17,000  18,000  18,000  18,000
ORE                                 NSR $/t         9.89  0.00           14.14   23.01    8.38   16.15   14.89    6.65    7.77
                                    CuEq%                                 1.19    1.76    0.75    1.29    1.28    0.63    0.70
                                    Cu %            0.59  0.00            0.62    0.74    0.46    0.64    0.90    0.50    0.46
                                    Au g/t          0.44  0.00            0.89    1.61    0.45    1.03    0.59    0.21    0.38
                                    Rec Cu%         0.52  0.00            0.55    0.66    0.39    0.56    0.81    0.42    0.39
                                    Rec Au g/t      0.32  0.00            0.64    1.28    0.30    0.79    0.45    0.13    0.26
CONCENTRATE  Concentrate Make       Mass Pull %     1.98  0.00            1.94    2.35    1.39    2.00    3.18    1.61    1.38
MAKE                                kt             6,962     0             272     400     236     340     572     291     248
                                    Con Cu%         26.1   0.0            28.1    28.1    28.1    28.1    25.5    26.2    28.1
                                    Con Au g/t      16.0   0.0            32.7    54.3    22.0    39.7    14.1     8.3    18.8
                                    0               0.00  0.00            0.00    0.00    0.00    0.00    0.00    0.00    0.00
                                    kt             1,817  0.00              77     112      66      95     146      76      70
                                    koz            3,580  0.00             287     698     167     434     260      77     149

             MINING                                8       9        10       11       12       13       14      15      16
                                                  2015    2016     2017     2018     2019     2020     2021    2022    2023
-------------------------------                  ------  -------  -------  -------  -------  -------  ------  ------  ------
OPEN PIT     Open Pit Ore Total     kt           28,383   25,136   31,576   34,620   24,319    4,348       0       0       0
MINING                              NSR $/t       11.07    12.37     6.85     8.38    11.68    13.63    0.00    0.00    0.00
                                    CuEq%          0.94     1.05     0.65     0.81     1.11     1.30    0.00    0.00    0.00
                                    Cu %           0.53     0.64     0.57     0.72     0.97     1.17    0.00    0.00    0.00
                                    Au g/t         0.65     0.65     0.13     0.14     0.21     0.20    0.00    0.00    0.00
                                    Rec Cu%        0.45     0.57     0.51     0.63     0.87     1.05    0.00    0.00    0.00
                                    Rec Au g/t     0.47     0.48     0.08     0.09     0.13     0.12    0.00    0.00    0.00
             Waste                  kt           46,645   49,811   43,391   19,797    5,930      738       0       0       0
             Total                  kt           75,028   74,947   74,967   54,418   30,249    5,086       0       0       0

HUGO         Underground Ore Total  kt                0        0        0        0        0        0       0       0       0
NORTH                               NSR $/t        0.00     0.00     0.00     0.00     0.00     0.00    0.00    0.00    0.00
                                    CuEq%          0.00     0.00     0.00     0.00     0.00     0.00    0.00    0.00    0.00
                                    Cu %           0.00     0.00     0.00     0.00     0.00     0.00    0.00    0.00    0.00
                                    Au g/t         0.00     0.00     0.00     0.00     0.00     0.00    0.00    0.00    0.00
                                    Rec Cu%        0.00     0.00     0.00     0.00     0.00     0.00    0.00    0.00    0.00
                                    Rec Au g/t     0.00     0.00     0.00     0.00     0.00     0.00    0.00    0.00    0.00

MINED        Mined Ore Total        kt           28,383   25,136   31,576   34,620   24,319    4,348       0       0       0
TOTAL ORE                           NSR $/t       11.07    12.37     6.85     8.38    11.68    13.63    0.00    0.00    0.00
                                    CuEq%          0.94     1.05     0.65     0.81     1.11     1.30    0.00    0.00    0.00
                                    Cu %           0.53     0.64     0.57     0.72     0.97     1.17    0.00    0.00    0.00
                                    Au g/t         0.65     0.65     0.13     0.14     0.21     0.20    0.00    0.00    0.00
                                    Rec Cu%        0.45     0.57     0.51     0.63     0.87     1.05    0.00    0.00    0.00
                                    Rec Au g/t     0.47     0.48     0.08     0.09     0.13     0.12    0.00    0.00    0.00

STOCKPILE    Deferred Open Pit      kt           94,732  101,868  113,444  128,064  132,383  116,731  96,731  76,731  56,731
CLOSING      Ore Stockpile          NSR $/t        5.59     5.62     5.64     5.71     5.74     5.74    5.74    5.74    5.74
BALANCE                             CuEq%          0.53     0.54     0.54     0.55     0.55     0.55    0.55    0.55    0.55
                                    Cu %           0.38     0.39     0.40     0.42     0.42     0.42    0.42    0.42    0.42
                                    Au g/t         0.23     0.23     0.21     0.20     0.20     0.20    0.20    0.20    0.20
                                    Rec Cu%        0.31     0.32     0.34     0.35     0.36     0.36    0.36    0.36    0.36
                                    Rec Au g/t     0.15     0.14     0.13     0.13     0.12     0.12    0.12    0.12    0.12
             Stockpile Reclaim      kt                0        0        0        0        0   15,652  20,000  20,000  20,000

PROCESSED    Process Feed           kt           18,000   18,000   20,000   20,000   20,000   20,000  20,000  20,000  20,000
ORE                                 NSR $/t       14.13    14.86     7.48     9.91    12.76     7.46    5.74    5.74    5.74
                                    CuEq%          1.17     1.23     0.71     0.95     1.21     0.71    0.55    0.55    0.55
                                    Cu %           0.61     0.69     0.62     0.84     1.06     0.59    0.42    0.42    0.42
                                    Au g/t         0.87     0.85     0.15     0.16     0.24     0.20    0.20    0.20    0.20
                                    Rec Cu%        0.54     0.62     0.55     0.75     0.95     0.51    0.36    0.36    0.36
                                    Rec Au g/t     0.64     0.64     0.10     0.10     0.15     0.12    0.12    0.12    0.12
CONCENTRATE  Concentrate Make       Mass Pull %    1.91     2.33     2.25     3.12     3.94     2.01    1.35    1.35    1.35
MAKE                                kt              343      419      451      624      788      401     270     270     270
                                    Con Cu%        28.1     26.5     24.2     24.1     24.1     25.3    26.4    26.4    26.4
                                    Con Au g/t     33.7     27.4      4.3      3.2      3.7      6.2     9.2     9.2     9.2
                                    0              0.00     0.00     0.00     0.00     0.00     0.00    0.00    0.00    0.00
                                    kt               97      111      109      150      190      101      71      71      71
                                    koz             373      368       63       65       95       80      80      80      80

             MINING                                17      18      19     20    21    22    23
                                                  2024    2025    2026   2027  2028  2029  2030
-------------------------------                  ------  ------  ------  ----  ----  ----  ----
OPEN PIT     Open Pit Ore Total     kt                0       0       0     0     0     0     0
MINING                              NSR $/t        0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    CuEq%          0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Cu %           0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Au g/t         0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Rec Cu%        0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Rec Au g/t     0.00    0.00    0.00  0.00  0.00  0.00  0.00
             Waste                  kt                0       0       0     0     0     0     0
             Total                  kt                0       0       0     0     0     0     0

HUGO         Underground Ore Total  kt                0       0       0     0     0     0     0       0
NORTH                               NSR $/t        0.00    0.00    0.00  0.00  0.00  0.00  0.00    0.00
                                    CuEq%          0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Cu %           0.00    0.00    0.00  0.00  0.00  0.00  0.00    0.00
                                    Au g/t         0.00    0.00    0.00  0.00  0.00  0.00  0.00    0.00
                                    Rec Cu%        0.00    0.00    0.00  0.00  0.00  0.00  0.00    0.00
                                    Rec Au g/t     0.00    0.00    0.00  0.00  0.00  0.00  0.00    0.00

MINED        Mined Ore Total        kt                0       0       0     0     0     0     0
TOTAL ORE                           NSR $/t        0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    CuEq%          0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Cu %           0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Au g/t         0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Rec Cu%        0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    Rec Au g/t     0.00    0.00    0.00  0.00  0.00  0.00  0.00

STOCKPILE    Deferred Open Pit      kt           36,731  16,731       0     0     0     0     0
CLOSING      Ore Stockpile          NSR $/t        5.74    5.74    0.00  0.00  0.00  0.00  0.00
BALANCE                             CuEq%          0.55    0.55    0.00  0.00  0.00  0.00  0.00
                                    Cu %           0.42    0.42    0.00  0.00  0.00  0.00  0.00
                                    Au g/t         0.20    0.20    0.00  0.00  0.00  0.00  0.00
                                    Rec Cu%        0.36    0.36    0.00  0.00  0.00  0.00  0.00
                                    Rec Au g/t     0.12    0.12    0.00  0.00  0.00  0.00  0.00
             Stockpile Reclaim      kt           20,000  20,000  16,731     0     0     0     0

PROCESSED    Process Feed           kt           20,000  20,000  16,731     0     0     0     0
ORE                                 NSR $/t        5.74    5.74    5.74  0.00  0.00  0.00  0.00
                                    CuEq%          0.55    0.55    0.55  0.00  0.00  0.00  0.00
                                    Cu %           0.42    0.42    0.42  0.00  0.00  0.00  0.00
                                    Au g/t         0.20    0.20    0.20  0.00  0.00  0.00  0.00
                                    Rec Cu%        0.36    0.36    0.36  0.00  0.00  0.00  0.00
                                    Rec Au g/t     0.12    0.12    0.12  0.00  0.00  0.00  0.00
CONCENTRATE  Concentrate Make       Mass Pull %    1.35    1.35    1.35  0.00  0.00  0.00  0.00
MAKE                                kt              270     270     226     0     0     0     0
                                    Con Cu%        26.4    26.4    26.4   0.0   0.0   0.0   0.0
                                    Con Au g/t      9.2     9.2     9.2   0.0   0.0   0.0   0.0
                                    0              0.00    0.00    0.00  0.00  0.00  0.00  0.00
                                    kt               71      71      60     0     0     0     0
                                    koz              80      80      67     0     0     0     0

                      CASE 4A - PRODUCTION FORECAST SUMMARY

                                                     YEAR       -2      -1        1         2         3         4         5
                                                     TOTAL     2006    2007      2008      2009      2010      2011     2012
                                                   ---------------------------------------------------------------------------
SW AND        Open Pit Ore Total          kt         483,796      0    3,120    30,233    22,500    24,232    22,252    25,868
CENTRAL                                 NSR $/t         8.93   0.00     6.49      9.77     17.19      8.49     13.66     10.98
                                         Cu %           0.55   0.00     0.40      0.50      0.60      0.45      0.58      0.63
                                        Au g/t          0.39   0.00     0.33      0.57      1.16      0.46      0.84      0.50
                                       Rec Cu%          0.48   0.00     0.33      0.42      0.53      0.38      0.50      0.56
                                      Rec Au g/t        0.27   0.00     0.21      0.39      0.92      0.32      0.64      0.36
              Waste                       kt         626,688      0   39,776    44,675    52,559    50,718    52,714    49,224
              Total                       kt       1,110,484      0   42,896    74,908    75,059    74,950    74,966    75,092

HUGO          Open Pit Ore Total          kt         378,372      0        0         9       290     1,871    10,592    27,084
SOUTH                                   NSR $/t        11.62   0.00     0.00      3.27      3.12      3.35      3.93      7.16
                                         Cu %           0.97   0.00     0.00      0.28      0.27      0.28      0.34      0.61
                                        Au g/t          0.05   0.00     0.00      0.01      0.02      0.02      0.02      0.03
                                        Rec Cu%         0.88   0.00     0.00      0.24      0.23      0.25      0.30      0.54
                                      Rec Au g/t        0.02   0.00     0.00      0.01      0.01      0.01      0.01      0.02
              Waste                       kt       1,780,374      0        0    33,728    65,656    97,871    89,408    72,852
              Total                       kt       2,158,746      0        0    33,737    65,946    99,742   100,000    99,937

HUGO          Underground Ore Total       kt         176,539      0        0         0         0       486     1,631     6,384
NORTH                                   NSR $/t        25.75   0.00     0.00      0.00      0.00     25.76     28.44     29.39
                                         Cu %           1.99   0.00     0.00      0.00      0.00      1.99      2.19      2.26
                                        Au g/t          0.35   0.00     0.00      0.00      0.00      0.35      0.40      0.41
                                       Rec Cu%          1.83   0.00     0.00      0.00      0.00      1.83      2.01      2.08
                                      Rec Au g/t        0.21   0.00     0.00      0.00      0.00      0.21      0.24      0.25

OPEN PIT      Open Pit Total              kt       1,038,707      0    3,120    30,242    22,789    26,589    34,475    59,337
TOTAL                                   NSR $/t        12.77   0.00     6.49      9.77     17.01      8.45     11.37     11.22
                                         Cu %           0.95   0.00     0.40      0.50      0.60      0.47      0.58      0.80
                                        Au g/t          0.26   0.00     0.33      0.57      1.15      0.43      0.57      0.27
                                        Rec Cu%         0.85   0.00     0.33      0.42      0.53      0.40      0.51      0.71
                                      Rec Au g/t        0.17   0.00     0.21      0.39      0.90      0.30      0.43      0.19
              Waste                       kt       2,407,062      0   39,776    78,403   118,215   148,589   142,121   122,076
              Total                       kt       3,269,230      0   42,896   108,645   141,004   174,692   174,966   175,029

STOCKPILE     Deferred Open Pit           kt         310,156      0    3,120    19,337    25,126    34,715    52,191    73,528
CLOSING       Ore Stockpile             NSR $/t         5.33   0.00     6.49      6.46      5.60      4.85      4.59      4.40
BALANCE                                  Cu %           0.41   0.00     0.40      0.40      0.37      0.34      0.33      0.33
                                        Au g/t          0.15   0.00     0.33      0.32      0.26      0.20      0.16      0.14
                                        Rec Cu%         0.34   0.00     0.33      0.33      0.30      0.27      0.27      0.27
                                      Rec Au g/t        0.10   0.00     0.21      0.20      0.16      0.13      0.10      0.08
              Stockpile Reclaim           kt         130,420   0.00     0.00         0         0         0         0         0

PROCESSED     Process Feed                kt       1,038,707      0        0    14,025    17,000    17,000    17,000    38,000
ORE                                     NSR $/t        12.77   0.00     0.00     13.60     21.87     11.59     18.89     15.31
                                         Cu %           0.95   0.00     0.00      0.61      0.72      0.59      0.84      1.06
                                        Au g/t          0.26   0.00     0.00      0.85      1.52      0.64      1.07      0.38
                                       Rec Cu%          0.85   0.00     0.00      0.53      0.64      0.51      0.75      0.96
                                      Rec Au g/t        0.17   0.00     0.00      0.60      1.20      0.45      0.82      0.28
CONCENTRATE   Concentrate Make        Mass Pull %       2.89   0.00     0.00      1.89      2.28      1.80      2.62      3.31
MAKE                                      kt          30,070      0        0       265       388       305       446     1,260
                                       Con Cu%          29.4    0.0      0.0      28.1      28.1      28.3      28.8      29.0
                                      Con Au g/t         5.9    0.0      0.0      32.1      52.7      25.2      31.2       8.3
                                          0             0.00   0.00     0.00      0.00      0.00      0.00      0.00      0.00
                                          kt           8,844   0.00     0.00        74       109        87       128       368
                                         koz           5,713   0.00     0.00       273       657       247       446       338

                                                      6         7         8         9        10        11        12        13
                                                    2013      2014      2015      2016      2017      2018      2019      2020
                                                   -----------------------------------------------------------------------------
SW AND        Open Pit Ore Total          kt        43,993    38,904    29,160    24,598    31,669    37,204    26,019    45,605
CENTRAL                                 NSR $/t       6.25      6.56     10.82     12.47      6.66      8.22     11.31      7.21
                                         Cu %         0.49      0.42      0.52      0.64      0.56      0.70      0.94      0.54
                                        Au g/t        0.18      0.30      0.63      0.66      0.13      0.14      0.21      0.21
                                       Rec Cu%        0.41      0.35      0.45      0.56      0.49      0.62      0.84      0.46
                                      Rec Au g/t      0.11      0.19      0.46      0.49      0.08      0.08      0.13      0.13
              Waste                       kt        30,919    36,179    45,822    50,455    43,331    37,787    49,068    29,337
              Total                       kt        74,912    75,083    74,982    75,053    74,999    74,992    75,087    74,942

HUGO          Open Pit Ore Total          kt        14,430     8,201     2,259    15,645    15,703    16,057    16,800    12,423
SOUTH                                   NSR $/t      10.31     10.59      3.87      9.17     11.32     12.66     13.84     12.32
                                         Cu %         0.87      0.89      0.31      0.77      0.95      1.07      1.16      1.02
                                        Au g/t        0.03      0.04      0.05      0.03      0.04      0.04      0.04      0.06
                                        Rec Cu%       0.78      0.80      0.28      0.69      0.86      0.96      1.05      0.93
                                      Rec Au g/t      0.02      0.02      0.03      0.02      0.02      0.02      0.02      0.04
                                                   -----------------------------------------------------------------------------
              Waste                       kt        85,518    91,753    97,717    84,210    84,312    83,870    83,194    87,634
              Total                       kt        99,948    99,954    99,975    99,855   100,015    99,927    99,993   100,057
                                                   -----------------------------------------------------------------------------
HUGO          Underground Ore Total       kt         9,954    12,330    12,609    12,641    12,597    12,000    12,195    13,294
NORTH                                   NSR $/t      31.78     31.15     26.15     23.39     25.33     28.99     30.46     29.88
                                         Cu %         2.40      2.34      1.97      1.82      1.93      2.19      2.29      2.27
                                        Au g/t        0.52      0.54      0.44      0.31      0.40      0.47      0.51      0.46
                                       Rec Cu%        2.21      2.15      1.81      1.67      1.77      2.01      2.11      2.09
                                      Rec Au g/t      0.31      0.32      0.27      0.18      0.24      0.28      0.31      0.28

OPEN PIT      Open Pit Total              kt        68,377    59,435    44,028    52,884    59,969    65,262    55,014    71,322
TOTAL                                   NSR $/t      10.83     12.22     14.85     14.10     11.80     13.14     16.33     12.32
                                         Cu %         0.85      0.88      0.92      0.96      0.95      1.07      1.31      0.95
                                        Au g/t        0.20      0.31      0.55      0.39      0.16      0.18      0.23      0.23
                                        Rec Cu%       0.75      0.78      0.83      0.87      0.86      0.96      1.18      0.85
                                      Rec Au g/t      0.12      0.20      0.38      0.28      0.10      0.11      0.14      0.14
              Waste                       kt       116,437   127,932   143,538   134,665   127,643   121,657   132,262   116,971
              Total                       kt       174,860   175,037   174,958   174,909   175,014   174,919   175,081   174,999

STOCKPILE     Deferred Open Pit           kt       103,904   125,340   131,368   144,252   164,221   189,482   204,496   235,818
CLOSING       Ore Stockpile             NSR $/t       4.44      4.48      4.48      4.51      4.56      4.81      4.94      4.98
BALANCE                                  Cu %         0.33      0.34      0.33      0.34      0.35      0.38      0.39      0.39
                                        Au g/t        0.14      0.15      0.15      0.14      0.13      0.13      0.13      0.13
                                        Rec Cu%       0.27      0.28      0.27      0.28      0.29      0.32      0.33      0.33
                                      Rec Au g/t      0.09      0.09      0.09      0.09      0.08      0.08      0.08      0.08
              Stockpile Reclaim           kt             0         0         0         0         0         0         0         0

PROCESSED     Process Feed                kt        38,000    38,000    38,000    40,000    40,000    40,000    40,000    40,000
ORE                                     NSR $/t      15.85     16.46     16.51     17.10     15.22     17.39     19.99     17.82
                                         Cu %         1.25      1.18      1.02      1.14      1.20      1.39      1.59      1.38
                                        Au g/t        0.23      0.39      0.61      0.48      0.20      0.22      0.27      0.27
                                       Rec Cu%        1.13      1.07      0.92      1.04      1.09      1.27      1.45      1.26
                                      Rec Au g/t      0.14      0.25      0.42      0.35      0.12      0.13      0.17      0.17
CONCENTRATE   Concentrate Make        Mass Pull %     3.88      3.54      3.09      3.53      3.73      4.43      5.09      4.26
MAKE                                      kt         1,475     1,346     1,172     1,410     1,492     1,774     2,036     1,704
                                       Con Cu%        29.1      30.1      29.7      29.4      29.3      28.6      28.4      29.5
                                      Con Au g/t       3.6       7.1      13.8       9.9       3.3       3.0       3.3       4.0
                                          0           0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                          kt           429       405       348       414       437       507       579       503
                                         koz           173       307       518       447       160       172       215       218

                                                     14         15       16        17        18        19        20        21
                                                    2021      2022      2023      2024      2025      2026      2027      2028
                                                   -----------------------------------------------------------------------------
SW AND        Open Pit Ore Total          kt        50,502    25,140     2,797         0         0         0         0         0
CENTRAL                                 NSR $/t       5.70      6.88      8.02      0.00      0.00      0.00      0.00      0.00
                                         Cu %         0.46      0.43      0.47      0.00      0.00      0.00      0.00      0.00
                                        Au g/t        0.26      0.33      0.41      0.00      0.00      0.00      0.00      0.00
                                       Rec Cu%        0.39      0.36      0.40      0.00      0.00      0.00      0.00      0.00
                                      Rec Au g/t      0.16      0.21      0.27      0.00      0.00      0.00      0.00      0.00
              Waste                       kt        11,855     1,056     1,213         0         0         0         0         0
              Total                       kt        62,357    26,196     4,010         0         0         0         0         0

HUGO          Open Pit Ore Total          kt        26,413    27,315    21,474    13,762     9,008    12,643    37,330    36,262
SOUTH                                   NSR $/t      13.74     20.05     18.57      7.54      4.12      5.38      8.82     11.95
                                         Cu %         1.14      1.66      1.54      0.63      0.34      0.45      0.74      1.00
                                        Au g/t        0.06      0.10      0.08      0.04      0.04      0.04      0.04      0.05
                                        Rec Cu%       1.04      1.51      1.41      0.57      0.30      0.40      0.66      0.90
                                      Rec Au g/t      0.01      0.02      0.05      0.03      0.02      0.02      0.00      0.03
                                                   -----------------------------------------------------------------------------
              Waste                       kt        86,225   121,534   149,381   117,135   100,679    72,825    53,485    17,117
              Total                       kt       112,538   148,848   170,855   130,897   109,687    85,469    90,815    53,379
                                                   -----------------------------------------------------------------------------
HUGO          Underground Ore Total       kt        12,535    12,434    12,413    12,198     8,134     5,474     4,616     2,614
NORTH                                   NSR $/t      28.24     26.67     21.33     17.21     14.36     16.40     23.27     23.99
                                         Cu %         2.19      2.08      1.71      1.41      1.19      1.35      1.90      1.96
                                        Au g/t        0.36      0.33      0.19      0.12      0.08      0.12      0.15      0.16
                                       Rec Cu%        2.02      1.91      1.57      1.28      1.08      1.22      1.74      1.79
                                      Rec Au g/t      0.21      0.20      0.12      0.07      0.05      0.07      0.09      0.09

OPEN PIT      Open Pit Total              kt        89,450    64,888    36,683    25,980    17,142    18,117    41,946    38,876
TOTAL                                   NSR $/t      11.80     16.21     18.70     12.08      8.98      8.71     10.41     12.76
                                         Cu %         0.90      1.26      1.52      1.00      0.75      0.72      0.87      1.06
                                        Au g/t        0.21      0.23      0.15      0.08      0.06      0.06      0.05      0.06
                                        Rec Cu%       0.81      1.14      1.38      0.90      0.67      0.65      0.78      0.96
                                      Rec Au g/t      0.12      0.13      0.09      0.05      0.03      0.04      0.01      0.03
              Waste                       kt        98,080   122,590   150,594   117,135   100,679    72,825    53,485    17,117
              Total                       kt       174,995   175,044   174,864   130,897   109,687    85,469    90,815    53,379

STOCKPILE     Deferred Open Pit           kt       265,268   310,156   306,840   292,800   269,942   248,059   250,005   248,881
CLOSING       Ore Stockpile             NSR $/t       5.21      5.33      5.24      4.98      4.68      4.68      4.68      4.68
BALANCE                                  Cu %         0.40      0.41      0.40      0.38      0.36      0.36      0.36      0.36
                                        Au g/t        0.14      0.15      0.15      0.14      0.14      0.14      0.14      0.14
                                        Rec Cu%       0.34      0.34      0.34      0.32      0.30      0.30      0.30      0.30
                                      Rec Au g/t      0.09      0.10      0.09      0.09      0.08      0.08      0.08      0.08
              Stockpile Reclaim           kt             0         0     3,317    14,040    22,858    21,883         0     1,124

PROCESSED     Process Feed                kt        40,000    40,000    40,000    40,000    40,000    40,000    40,000    40,000
ORE                                     NSR $/t      18.64     22.07     18.29     11.65      8.68      6.51     10.71     12.53
                                         Cu %         1.46      1.76      1.47      0.92      0.68      0.52      0.89      1.04
                                        Au g/t        0.24      0.21      0.17      0.16      0.15      0.10      0.05      0.06
                                       Rec Cu%        1.33      1.61      1.34      0.83      0.60      0.46      0.81      0.94
                                      Rec Au g/t      0.13      0.10      0.10      0.10      0.09      0.06      0.01      0.03
CONCENTRATE   Concentrate Make        Mass Pull %     4.38      5.28      4.42      2.81      2.08      1.56      2.64      3.08
MAKE                                      kt         1,754     2,111     1,768     1,123       831       623     1,054     1,234
                                       Con Cu%        30.3      30.5      30.3      29.5      29.0      29.4      30.6      30.6
                                      Con Au g/t       2.9       1.9       2.3       3.6       4.5       4.0       0.4       1.1
                                          0           0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                          kt           531       644       536       331       241       183       323       377
                                         koz           165       128       132       129       119        80        13        42

                                                     22        23        24        25        26         27       28       29
                                                    2029      2030      2031      2032      2033       2034     2035     2036
                                                   ---------------------------------------------------------------------------
SW AND        Open Pit Ore Total          kt             0         0         0         0         0         0        0        0
CENTRAL                                 NSR $/t       0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                         Cu %         0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                        Au g/t        0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                       Rec Cu%        0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                      Rec Au g/t      0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
              Waste                       kt             0         0         0         0         0         0        0        0
              Total                       kt             0         0         0         0         0         0        0        0

HUGO          Open Pit Ore Total          kt        25,703    23,235     3,863         0         0         0        0        0
SOUTH                                   NSR $/t      13.24     14.74      9.06      0.00      0.00      0.00     0.00     0.00
                                         Cu %         1.11      1.23      0.76      0.00      0.00      0.00     0.00     0.00
                                        Au g/t        0.06      0.07      0.05      0.00      0.00      0.00     0.00     0.00
                                        Rec Cu%       1.00      1.12      0.69      0.00      0.00      0.00     0.00     0.00
                                      Rec Au g/t      0.03      0.04      0.03      0.00      0.00      0.00     0.00     0.00
              Waste                       kt         2,968       899       404         0         0         0        0        0
              Total                       kt        28,671    24,133     4,267         0         0         0        0        0

HUGO          Underground Ore Total       kt             0         0         0         0         0         0        0        0
NORTH                                   NSR $/t       0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                         Cu %         0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                        Au g/t        0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                       Rec Cu%        0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                      Rec Au g/t      0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00

OPEN PIT      Open Pit Total              kt        25,703    23,235     3,863         0         0         0        0        0
TOTAL                                   NSR $/t      13.24     14.74      9.06      0.00      0.00      0.00     0.00     0.00
                                         Cu %         1.11      1.23      0.76      0.00      0.00      0.00     0.00     0.00
                                        Au g/t        0.06      0.07      0.05      0.00      0.00      0.00     0.00     0.00
                                        Rec Cu%       1.00      1.12      0.69      0.00      0.00      0.00     0.00     0.00
                                      Rec Au g/t      0.03      0.04      0.03      0.00      0.00      0.00     0.00     0.00
              Waste                       kt         2,968       899       404         0         0         0        0        0
              Total                       kt        28,671    24,133     4,267         0         0         0        0        0

STOCKPILE     Deferred Open Pit           kt       234,584   217,819   181,682   141,682   101,682    61,682   21,682        0
CLOSING       Ore Stockpile             NSR $/t       4.68      4.68      4.68      4.68      4.68      4.68     4.68     6.77
BALANCE                                  Cu %         0.36      0.36      0.36      0.36      0.36      0.36     0.36     0.37
                                        Au g/t        0.14      0.14      0.14      0.14      0.14      0.14     0.14     0.40
                                        Rec Cu%       0.30      0.30      0.30      0.30      0.30      0.30     0.30     0.94
                                      Rec Au g/t      0.08      0.08      0.08      0.08      0.08      0.08     0.08    -0.11
              Stockpile Reclaim           kt        14,297    16,765    36,137    40,000    40,000    40,000   40,000   21,682

PROCESSED     Process Feed                kt        40,000    40,000    40,000    40,000    40,000    40,000   40,000   21,682
ORE                                     NSR $/t      10.18     10.52      5.10      4.68      4.68      4.68     4.68     4.68
                                         Cu %         0.84      0.87      0.40      0.36      0.36      0.36     0.36     0.36
                                        Au g/t        0.09      0.10      0.13      0.14      0.14      0.14     0.14     0.14
                                       Rec Cu%        0.75      0.78      0.34      0.30      0.30      0.30     0.30     0.30
                                      Rec Au g/t      0.05      0.06      0.08      0.08      0.08      0.08     0.08     0.08
CONCENTRATE   Concentrate Make        Mass Pull %     2.49      2.58      1.21      1.09      1.09      1.09     1.09     1.09
MAKE                                      kt           998     1,032       482       438       438       438      438      237
                                       Con Cu%        30.1      30.0      28.0      27.5      27.5      27.5     27.5     27.5
                                      Con Au g/t       2.1       2.3       6.5       7.7       7.7       7.7      7.7      7.7
                                          0           0.00      0.00      0.00      0.00      0.00      0.00     0.00     0.00
                                          kt           300       310       135       120       120       120      120       65
                                         koz            67        76       101       108       108       108      108       58

                                                     YEAR        -2       -1         1         2         3         4         5
                                                     TOTAL      2006     2007      2008      2009      2010      2011      2012
SW AND        Open Pit Ore Total          kt         478,909      106    17,997    27,409    36,178    38,317    39,955    37,898
CENTRAL                                 NSR $/t         8.94     5.37      7.22     13.17     11.76      6.88     11.84     11.75
                                         Cu %           0.55     0.39      0.43      0.56      0.49      0.41      0.68      0.64
                                        Au g/t          0.39     0.23      0.37      0.83      0.73      0.35      0.55      0.56
                                       Rec Cu%          0.48     0.32      0.36      0.49      0.42      0.33      0.59      0.58
                                      Rec Au g/t        0.27     0.15      0.24      0.61      0.57      0.24      0.40      0.42
              Waste                       kt         620,863   31,716    46,745    67,847    58,944    56,796    55,037    57,032
              Total                       kt       1,099,772   31,822    64,742    95,256    95,122    95,113    94,992    94,930

HUGO          Open Pit Ore Total          kt         378,372        9       290     1,871    10,592    27,084    14,430     8,201
SOUTH                                   NSR $/t        11.62     3.27      3.12      3.35      3.93      7.16      10.31    10.59
                                         Cu %           0.97     0.00      0.27      0.28      0.34      0.61      0.87      0.89
                                        Au g/t          0.05     0.00      0.02      0.02      0.02      0.03      0.03      0.04
                                        Rec Cu%         0.88     0.00      0.23      0.25      0.30      0.54      0.78      0.80
                                      Rec Au g/t        0.02     0.00      0.01      0.01      0.01      0.02      0.02      0.02
              Waste                       kt       1,780,374   33,728    65,656    97,871    89,408    72,852    85,518    91,753
              Total                       kt       2,158,746   33,737    65,946    99,742   100,000    99,937    99,948    99,954

HUGO          Underground Ore Total       kt         176,539        0         0         0         0       486     1,631     6,384
NORTH                                   NSR $/t        25.75     0.00      0.00      0.00      0.00     25.76     28.44     29.39
                                         Cu %           1.99     0.00      0.00      0.00      0.00      1.99      2.19      2.26
                                        Au g/t          0.35     0.00      0.00      0.00      0.00      0.35      0.40      0.41
                                        Rec Cu%         1.83     0.00      0.00      0.00      0.00      1.83      2.01      2.08
                                      Rec Au g/t        0.21     0.00      0.00      0.00      0.00      0.21      0.24      0.25

MINED         Mined Ore Total             kt       1,033,820      115    18,287    29,280    46,770    65,887    56,016    52,483
TOTAL                                   NSR $/t        12.79     5.20      7.16     12.55      9.99      7.13     11.93     13.71
                                         Cu %           0.95     0.36      0.43      0.54      0.45      0.50      0.77      0.88
                                        Au g/t          0.26     0.21      0.36      0.78      0.57      0.22      0.41      0.46
                                        Rec Cu%         0.85     0.30      0.36      0.47      0.39      0.43      0.68      0.80
                                      Rec Au g/t        0.17     0.14      0.24      0.58      0.44      0.14      0.30      0.34
              Waste                       kt       2,401,237   65,444   112,401   165,718   148,352   129,649   140,555   148,785
              Total                       kt       3,258,518   65,559   130,688   194,998   195,122   195,050   194,940   194,884

STOCKPILE     Deferred Open Pit           kt         278,028      115    18,402    19,632    29,402    55,289    71,305    83,788
CLOSING       Ore Stockpile             NSR $/t         5.41     5.20      7.14      5.23      4.42      4.39      4.49      4.52
BALANCE                                  Cu %           0.41     0.36      0.43      0.35      0.32      0.32      0.33      0.34
                                        Au g/t          0.15     0.21      0.36      0.23      0.16      0.15      0.15      0.14
                                        Rec Cu%         0.35     0.30      0.36      0.29      0.26      0.27      0.27      0.29
                                      Rec Au g/t        0.10     0.14      0.24      0.14      0.10      0.09      0.09      0.09
              Stockpile Reclaim           kt         189,699     0.00      0.00         0         0         0         0         0

PROCESSED     Process Feed                kt       1,033,820        0         0    28,050    37,000    40,000    40,000    40,000
ORE                                     NSR $/t        12.79     0.00      0.00     14.12     11.89     8.94      14.77     16.52
                                         Cu %           0.95     0.00      0.00      0.60      0.51      0.61      0.93      1.02
                                        Au g/t          0.26     0.00      0.00      0.90      0.72      0.27      0.52      0.58
                                        Rec Cu%         0.85     0.00      0.00      0.53      0.44      0.53      0.84      0.93
                                      Rec Au g/t        0.17     0.00      0.00      0.65      0.55      0.19      0.38      0.43
CONCENTRATE   Concentrate Make        Mass Pull %       2.90     0.00      0.00      1.87      1.55      1.81      3.01      3.28
MAKE                                      kt          30,021        0         0       525       573       724     1,205     1,312
                                        Con Cu%         29.4      0.0       0.0      28.1      28.4      29.6      27.8      28.4
                                      Con Au g/t         5.9      0.0       0.0      34.9      35.8      10.2      12.6      13.0
                                          0             0.00     0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                          kt           8,830     0.00      0.00       148       162       214       334       372
                                         koz           5,652     0.00      0.00       590       659       238       488       550

                                                      6         7         8         9        10        11        12        13
                                                    2013      2014      2015      2016      2017      2018      2019      2020
SW AND        Open Pit Ore Total          kt        35,400    69,495    56,399    29,271    48,956    32,433     9,096         0
CENTRAL                                 NSR $/t       6.76      6.25      6.69      7.09      9.50     10.22     13.81      0.00
                                         Cu %         0.48      0.44      0.44      0.51      0.65      0.84      1.18      0.00
                                        Au g/t        0.23      0.23      0.29      0.25      0.33      0.20      0.21      0.00
                                        Rec Cu%       0.40      0.37      0.37      0.44      0.58      0.75      1.06      0.00
                                      Rec Au g/t      0.15      0.15      0.18      0.16      0.23      0.13      0.13      0.00
              Waste                       kt        59,585    25,608    38,565    65,729    44,776    10,500     1,982         0
              Total                       kt        94,985    95,103    94,964    94,999    93,731    42,933    11,078         0

HUGO          Open Pit Ore Total          kt         2,259    15,645    15,703    16,057    16,800    14,789    24,136    30,181
SOUTH                                   NSR $/t       3.87      9.17     11.32     12.66     13.84     11.81     14.15     18.53
                                         Cu %         0.31      0.77      0.95      1.07      1.16      0.98      1.18      1.53
                                        Au g/t        0.05      0.03      0.04      0.04      0.04      0.06      0.07      0.09
                                        Rec Cu%       0.28      0.69      0.86      0.96      1.05      0.89      1.07      1.39
                                      Rec Au g/t      0.03      0.02      0.02      0.02      0.02      0.04      0.00      0.02
              Waste                       kt        97,717    84,210    84,312    83,870    83,194   131,384   154,380   132,206
              Total                       kt        99,975    99,855   100,015    99,927    99,993   146,174   178,517   162,387

HUGO          Underground Ore Total       kt         9,954    12,330    12,609    12,641    12,597    12,000    12,195    13,294
NORTH                                   NSR $/t      31.78     31.15     26.15     23.39     25.33     28.99     30.46     29.88
                                         Cu %         2.40      2.34      1.97      1.82      1.93      2.19      2.29      2.27
                                        Au g/t        0.52      0.54      0.44      0.31      0.40      0.47      0.51      0.46
                                        Rec Cu%       2.21      2.15      1.81      1.67      1.77      2.01      2.11      2.09
                                      Rec Au g/t      0.31      0.32      0.27      0.18      0.24      0.28      0.31      0.28

MINED         Mined Ore Total             kt        47,613    97,470    84,711    57,969    78,352    59,222    45,428    43,475
TOTAL                                   NSR $/t      11.85     9.87      10.44     12.19     12.98     14.42     18.46     22.00
                                          Cu %        0.87      0.73      0.76      0.95      0.96      1.15      1.48      1.76
                                        Au g/t        0.28      0.24      0.27      0.20      0.28      0.22      0.22      0.20
                                        Rec Cu%       0.77      0.65      0.67      0.85      0.87      1.04      1.34      1.61
                                      Rec Au g/t      0.18      0.15      0.17      0.13      0.19      0.14      0.11      0.10
              Waste                       kt       157,302   109,818   122,877   149,599   127,970   141,884   156,362   132,206
              Total                       kt       194,960   194,959   194,979   194,927   193,725   189,106   189,595   162,387

STOCKPILE     Deferred Open Pit           kt        91,401   148,871   193,582   211,551   249,903   269,125   274,552   278,028
CLOSING       Ore Stockpile             NSR $/t       4.56      4.86      5.13      5.17      5.34      5.40      5.43      5.41
BALANCE                                   Cu %        0.35      0.36      0.38      0.38      0.40      0.41      0.41      0.41
                                        Au g/t        0.14      0.16      0.17      0.17      0.16      0.16      0.16      0.15
                                        Rec Cu%       0.29      0.30      0.31      0.32      0.34      0.35      0.35      0.35
                                      Rec Au g/t      0.09      0.10      0.11      0.11      0.10      0.10      0.10      0.10
              Stockpile Reclaim           kt             0         0         0         0         0         0         0         0

PROCESSED     Process Feed                kt        40,000    40,000    40,000    40,000    40,000    40,000    40,000    40,000
ORE                                     NSR $/t      13.17     16.36     15.40     15.10     19.43     18.37     20.06     23.52
                                          Cu %        0.97      1.22      1.14      1.17      1.39      1.45      1.60      1.88
                                         Au g/t       0.31      0.32      0.31      0.22      0.43      0.28      0.24      0.22
                                        Rec Cu%       0.87      1.11      1.03      1.06      1.27      1.32      1.46      1.72
                                      Rec Au g/t      0.19      0.20      0.19      0.14      0.30      0.17      0.12      0.10
CONCENTRATE   Concentrate Make        Mass Pull %     2.92      3.69      3.43      3.58      4.35      4.70      4.97      5.62
MAKE                                      kt         1,166     1,478     1,370     1,430     1,740     1,880     1,987     2,247
                                        Con Cu%       29.7      30.0      30.1      29.7      29.1      28.1      29.4      30.6
                                      Con Au g/t       6.6       5.3       5.7       3.9       7.0       3.7       2.5       1.9
                                           0          0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                          kt           346       444       413       425       506       528       584       688
                                          koz          246       251       250       179       389       223       159       134

                                                     13        14         15       16        17        18        19        20
                                                    2020      2021      2022      2023      2024      2025      2026      2027
SW AND        Open Pit Ore Total          kt             0         0         0         0         0         0         0         0
CENTRAL                                 NSR $/t       0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                         Cu %         0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                        Au g/t        0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                       Rec Cu%        0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                      Rec Au g/t      0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
              Waste                       kt             0         0         0         0         0         0         0         0
              Total                       kt             0         0         0         0         0         0         0         0

HUGO          Open Pit Ore Total          kt        30,181    24,415    11,486     9,087    22,335    32,308    27,893    25,703
SOUTH                                   NSR $/t      18.53     16.81      8.27      4.35      6.94      9.92     12.13     13.24
                                         Cu %         1.53      1.39      0.69      0.36      0.58      0.83      1.01      1.11
                                        Au g/t        0.09      0.08      0.05      0.04      0.04      0.04      0.05      0.06
                                        Rec Cu%       1.39      1.27      0.62      0.32      0.52      0.75      0.91      1.00
                                      Rec Au g/t      0.02      0.05      0.03      0.02      0.01      0.00      0.03      0.03
              Waste                       kt       132,206    93,082    91,414    89,088    72,646    30,112    11,703     2,968
              Total                       kt       162,387   117,497   102,901    98,175    94,980    62,420    39,596    28,671

HUGO          Underground Ore Total       kt        13,294    12,535    12,434    12,413    12,198     8,134     5,474     4,616
NORTH                                   NSR $/t      29.88     28.24     26.67     21.33     17.21     14.36     16.40     23.27
                                         Cu %         2.27      2.19      2.08      1.71      1.41      1.19      1.35      1.90
                                        Au g/t        0.46      0.36      0.33      0.19      0.12      0.08      0.12      0.15
                                        Rec Cu%       2.09      2.02      1.91      1.57      1.28      1.08      1.22      1.74
                                      Rec Au g/t      0.28      0.21      0.20      0.12      0.07      0.05      0.07      0.09

MINED         Mined Ore Total             kt        43,475    36,950    23,920    21,500    34,533    40,442    33,367    30,319
TOTAL                                   NSR $/t      22.00     20.68     17.83     14.15     10.57     10.81     12.83     14.77
                                          Cu %        1.76      1.66      1.41      1.14      0.87      0.90      1.07      1.23
                                        Au g/t        0.20      0.17      0.19      0.13      0.07      0.05      0.06      0.07
                                        Rec Cu%       1.61      1.52      1.29      1.04      0.79      0.82      0.96      1.11
                                      Rec Au g/t      0.10      0.10      0.12      0.08      0.03      0.01      0.04      0.04
              Waste                       kt       132,206    93,082    91,414    89,088    72,646    30,112    11,703     2,968
              Total                       kt       162,387   117,497   102,901    98,175    94,980    62,420    39,596    28,671

STOCKPILE     Deferred Open Pit           kt       278,028   274,977   258,898   240,398   234,931   235,373   228,739   219,058
CLOSING       Ore Stockpile             NSR $/t       5.41      5.28      5.00      4.67      4.67      4.66      4.66      4.66
BALANCE                                   Cu %        0.41      0.41      0.39      0.36      0.36      0.36      0.36      0.36
                                        Au g/t        0.15      0.15      0.14      0.13      0.13      0.13      0.13      0.13
                                        Rec Cu%       0.35      0.34      0.32      0.30      0.30      0.30      0.30      0.30
                                      Rec Au g/t      0.10      0.09      0.09      0.08      0.08      0.08      0.08      0.08
              Stockpile Reclaim           kt             0     3,050    16,080    18,500     5,467         0     6,633     9,681

PROCESSED     Process Feed                kt        40,000    40,000    40,000    40,000    40,000    40,000    40,000    40,000
ORE                                     NSR $/t      23.52     20.42     14.62     11.94     9.76      10.88     11.47     12.32
                                          Cu %        1.88      1.63      1.14      0.94      0.80      0.91      0.95      1.02
                                         Au g/t       0.22      0.21      0.23      0.19      0.08      0.05      0.08      0.09
                                        Rec Cu%       1.72      1.49      1.03      0.84      0.72      0.82      0.86      0.92
                                      Rec Au g/t      0.10      0.12      0.14      0.12      0.04      0.01      0.05      0.05
CONCENTRATE   Concentrate Make        Mass Pull %     5.62      4.92      3.49      2.88      2.38      2.68      2.81      3.03
MAKE                                      kt         2,247     1,968     1,394     1,153       951     1,073     1,125     1,211
                                        Con Cu%       30.6      30.3      29.5      29.2      30.4      30.6      30.4      30.3
                                      Con Au g/t       1.9       2.5       4.0       4.0       1.6       0.4       1.7       1.7
                                          0           0.00      0.00      0.00      0.00      0.00      0.00      0.00      0.00
                                          kt           688       596       412       337       289       328       342       367
                                          koz          134       159       179       150        49        13        60        67

                                                     21        22        23        24       25       26       27
                                                    2028      2029      2030      2031     2032     2033     2034
SW AND        Open Pit Ore Total          kt             0         0         0        0        0        0       0
CENTRAL                                 NSR $/t       0.00      0.00      0.00     0.00     0.00     0.00    0.00
                                         Cu %         0.00      0.00      0.00     0.00     0.00     0.00    0.00
                                        Au g/t        0.00      0.00      0.00     0.00     0.00     0.00    0.00
                                        Rec Cu%       0.00      0.00      0.00     0.00     0.00     0.00    0.00
                                      Rec Au g/t      0.00      0.00      0.00     0.00     0.00     0.00    0.00
              Waste                       kt             0         0         0        0        0        0       0
              Total                       kt             0         0         0        0        0        0       0

HUGO          Open Pit Ore Total          kt        23,235     3,863         0        0        0        0       0
SOUTH                                   NSR $/t      14.74      9.06      0.00     0.00     0.00     0.00    0.00
                                         Cu %         1.23      0.76      0.00     0.00     0.00     0.00    0.00
                                        Au g/t        0.07      0.05      0.00     0.00     0.00     0.00    0.00
                                        Rec Cu%       1.12      0.69      0.00     0.00     0.00     0.00    0.00
                                      Rec Au g/t      0.04      0.03      0.00     0.00     0.00     0.00    0.00
              Waste                       kt           899       404         0        0        0        0       0
              Total                       kt        24,133     4,267         0        0        0        0       0

HUGO          Underground Ore Total       kt         2,614         0         0        0        0        0       0
NORTH                                   NSR $/t      23.99      0.00      0.00     0.00     0.00     0.00    0.00
                                         Cu %         1.96      0.00      0.00     0.00     0.00     0.00    0.00
                                        Au g/t        0.16      0.00      0.00     0.00     0.00     0.00    0.00
                                        Rec Cu%       1.79      0.00      0.00     0.00     0.00     0.00    0.00
                                      Rec Au g/t      0.09      0.00      0.00     0.00     0.00     0.00    0.00

MINED         Mined Ore Total             kt        25,849     3,863         0        0        0        0       0
TOTAL                                   NSR $/t      15.67      9.06      0.00     0.00     0.00     0.00    0.00
                                         Cu %         1.30      0.76      0.00     0.00     0.00     0.00    0.00
                                        Au g/t        0.08      0.05      0.00     0.00     0.00     0.00    0.00
                                        Rec Cu%       1.19      0.69      0.00     0.00     0.00     0.00    0.00
                                      Rec Au g/t      0.05      0.03      0.00     0.00     0.00     0.00    0.00
              Waste                       kt           899       404         0        0        0        0       0
              Total                       kt        24,133     4,267         0        0        0        0       0

STOCKPILE     Deferred Open Pit           kt       204,907   168,770   128,770   88,770   48,770    8,770       0
CLOSING       Ore Stockpile             NSR $/t       4.66      4.66      4.66     4.66     4.66     4.66    0.00
BALANCE                                  Cu %         0.36      0.36      0.36     0.36     0.36     0.37    0.00
                                        Au g/t        0.13      0.13      0.13     0.13     0.13     0.13    0.00
                                        Rec Cu%       0.30      0.30      0.30     0.30     0.30     0.30    0.00
                                      Rec Au g/t      0.08      0.08      0.08     0.08     0.08     0.08    0.00
              Stockpile Reclaim           kt        14,151    36,137    40,000   40,000   40,000   40,000   8,770

PROCESSED     Process Feed                kt        40,000    40,000    40,000   40,000   40,000   40,000   8,770
ORE                                     NSR $/t      11.78      5.09      4.66     4.66     4.66     4.66    4.66
                                          Cu %        0.97      0.40      0.36     0.36     0.36     0.36    0.36
                                         Au g/t       0.10      0.12      0.13     0.13     0.13     0.13    0.13
                                        Rec Cu%       0.87      0.34      0.30     0.30     0.30     0.30    0.30
                                      Rec Au g/t      0.06      0.08      0.08     0.08     0.08     0.08    0.08
CONCENTRATE   Concentrate Make        Mass Pull %     2.90      1.21      1.10     1.10     1.10     1.10    1.10
MAKE                                      kt         1,158       486       442      442      442      442      97
                                        Con Cu%       30.2      28.0      27.4     27.4     27.4     27.4    27.4
                                      Con Au g/t       2.0       6.3       7.4      7.4      7.4      7.4     7.4
                                           0          0.00      0.00      0.00     0.00     0.00     0.00    0.00
                                          kt           349       136       121      121      121      121      27
                                          koz           76        98       105      105      105      105      23

    [CASE 2c: 17-20Mtpa CASE ORE TONNES BY SOURCE AND FEED GRADES BAR CHART]

         [17-40Mtpa CASE ORE TONNES BY SOURCE AND FEED GRADES BAR CHART]

         [34-40Mtpa CASE ORE TONNES BY SOURCE AND FEED GRADES BAR CHART]

[IVANHOE MINES LOGO]

Ivanhoe Mines Mongolia Inc XXK
Technical Report - Preliminary Assessment
Oyu Tolgoi Project, Mongolia

APPENDIX D - IMPLEMENTATION SCHEDULE

Project No.: AAJV001                                          [AMECAUSENCO LOGO]

                   [OT PROJECT SCHEDULE REV2a.MPP FLOOR PLAN]

                                                            [IVANHOE MINES LOGO]

TECHNICAL REPORT

Hugo Dummett Deposit
Oyu Tolgoi, Mongolia

                                                                   Prepared for:
                                                             Ivanhoe Mines, Ltd.

                                                                             by:
                                                    Stephen J. Juras, PhD. P.Geo
                                                           Vancouver, BC, Canada

                                                Effective Date: 10 November 2003
                                                                  U784B / 131294

                                                                     [AMEC LOGO]

                                                                     [AMEC LOGO]

                              CERTIFICATE OF AUTHOR

                            Stephen J, Juras, P. Geo.
                         111 Dunsmuir Street, Suite 400
                                  Vancouver, BC
                              Tel: (604) 664-4349
                               FAX (604) 664-3057
                             Stephen.juras@amec.com

I, Stephen J. Juras, P. Geo., am a Professional Geoscientist, employed as Principal Geologist of AMEC E&C Services Limited and residing at 9030 161 Street in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Manitoba with, a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Master of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, zinc, gold and silver in Canada and United States and in underground mine geology, ore control and resource modelling for copper, zinc, gold, silver, tungsten, platinum/palladium and industrial mineral properties in Canada, United States, Peru, Chile, Vietnam and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101.

I am currently a Consulting Geologist and have been so since January 1998.

From October 17, 2003 until October 24, 2003 I visited the Oyu Tolgoi project in Mongolia. I also helped to direct the mineral estimation work for the Hugo deposit, Oyu Tolgoi project. This report was prepared under my direct supervision.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Ivanhoe Mines Limited in accordance with the application of
Section 1.5 of National Instrument 43-101.

AMEC E&C Services Limited
111 Dunsmuir Street, Suit 400
Vancouver, B.C. V6B 5W3
Tel    +1 604 664 3471
Fax    +1 604 664 3057
www.amec.com

                                                                     [AMEC LOGO]

I have read National Instrument 43-101 and Form 43-101F1 and this report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 3rd day of December, 2003.

/s/ Stephen J. Juras
-----------------------
Stephen J. Juras, Ph.D., P. Geo.

                                                                     [AMEC LOGO]

                           CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

         I, Stephen Juras, Ph.D., P.Geo., do hereby consent to the filing of the technical report prepared for Ivanhoe Mines Limited and dated November 10, 2003 in respect of the Hugo deposit, Oyu Tolgoi project, Mongolia.

DATED at this 3rd day of December, 2003.

                                                   /s/ Stephen Juras
                                                   -----------------------------
                                                   Stephen Juras, Ph.D., P. Geo.

AMEC E&C Services Limited
111 Dunsmuir Street, Suit 400
Vancouver, D.C. V6D 5W3
Tel    +1 604-664-3471
Fax    +1 604-664-3057

                                IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance to Form 43-101F1, for Ivanhoe Mines Ltd. (Ivanhoe) by AMEC E&C Services Limited (AMEC). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in AMEC's services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Ivanhoe, subject to the terms and conditions of its contract with AMEC. This contract permits Ivanhoe to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Any other use of this report by any third party is at that party's sole risk.

[IVANHOE MINES LOGO]

IVANHOE MINES LTD.
TECHNICAL REPORT
HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

CONTENTS

1.0           SUMMARY ................................................................          1-1
2.0           INTRODUCTION AND TERMS OF REFERENCE ....................................          2-1
              2.1 Terms of Reference .................................................          2-1
3.0           DISCLAIMER .............................................................          3-1
4.0           PROPERTY DESCRIPTION AND LOCATION ......................................          4-1
5.0           ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
              PHYSIOGRAPHY ...........................................................          5-1
6.0           HISTORY ................................................................          6-1
7.0           GEOLOGICAL SETTING .....................................................          7-1
8.0           DEPOSIT TYPES ..........................................................          8-1
9.0           MINERALIZATION .........................................................          9-1
10.0          EXPLORATION ............................................................         10-1
11.0          DRILLING ...............................................................         11-1
12.0          SAMPLING METHOD AND APPROACH ...........................................         12-1
13.0          SAMPLE PREPARATION, ANALYSES, AND SECURITY .............................         13-1
              13.1 Sample Preparation and Shipment ...................................         13-1
              13.2 Assay Method ......................................................         13-2
              13.3 QA/QC Program .....................................................         13-2
14.0          DATA VERIFICATION ......................................................         14-1
15.0          ADJACENT PROPERTIES ....................................................         15-1
16.0          MINERAL PROCESSING AND METALLURGICAL TESTING ...........................         16-1
17.0          MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES .........................         17-1
              17.1 Geologic Models ...................................................         17-1
              17.2 Exploratory Data Analysis .........................................         17-2
              17.3 Evaluation of Extreme Grades ......................................        17-14
              17.4 Variography .......................................................        17-14
              17.5 Model Set-up ......................................................        17-18
              17.6 Estimation ........................................................        17-18
              17.7 Mineral Resource Classification and Summary .......................        17-27
18.0          OTHER RELEVANT DATA AND INFORMATION ....................................         18-1
19.0          REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND
              DEVELOPMENT PROPERTIES .................................................         19-1
20.0          CONCLUSIONS AND RECOMMENDATIONS ........................................         20-1
21.0          REFERENCES .............................................................         21-1

DECEMBER 2003                        TOC i                           [AMEC LOGO]

[IVANHOE MINES LOGO]

IVANHOE MINES LTD.
TECHNICAL REPORT
HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

TABLES

1-1:            Hugo Deposit, Oyu Tolgoi Project, Inferred Mineral Resource - 10 November 2003 ............         1-4
13-1:           Percent Difference at the 90th Population Percentile (% Diff) of Duplicate Sample Analyses,
                Hugo Deposit, Oyu Tolgoi ..................................................................        13-8
17-1:           Domain Descriptions and Codes .............................................................        17-3
17-2:           Statistical Summary of Composite and Model Data, Hugo South Deposit .......................        17-7
17-3:           Statistical Summary of Composite and Model Data, Hugo North Deposit .......................        17-8
17-4:           Hugo Capping Grades .......................................................................       17-14
17-5:           Cu, Au, and Mo Variogram Parameters for Hugo South and North Deposits .....................       17-16
17-6:           Azimuth and Dip Angles of Rotated Variogram Axes, Hugo South and North Deposits ...........       17-17
17-7:           Hugo Deposit Model Framework ..............................................................       17-18
17-8:           Global Model Mean Grade Values by Domain in each Zone .....................................       17-24
17-9:           Hugo Deposit, Oyu Tolgoi Project, Mineral Resource Summary - 10 November 2003 .............       17-27
17-10:          Hugo Deposit Mineral Resource Summary by Depth - 10 November 2003 .........................       17-28

FIGURES

11-1:           November 2003 Drill Hole Collar Plan - Hugo Deposit .......................................        11-2
13-1:           SRM Failure Chart .........................................................................        13-3
13-2:           Blank Sample Results for Gold .............................................................        13-4
13-3:           Blank Sample Results for Copper ...........................................................        13-5
13-4:           Blank Sample Results for Molybdenum .......................................................        13-6
13-5:           Relative Difference Scatter Plot, Hugo Duplicate Samples - Copper (%) .....................        13-7
13-6:           Relative Difference Scatter Plot, Hugo Duplicate Samples - Gold (g/t) .....................        13-7
13-7:           Relative Difference Scatter Plot, Hugo Duplicate Samples - Molybdenum (ppm) ...............        13-8
17-1:           2% Cu Shell, Hugo South and Hugo North Deposits (Near Vertical 3D Perspective) ............        17-2
17-2:           Hugo Deposit Copper Composite Data Box Plots (top plot = Hugo South; bottom plot =
                Hugo North) ...............................................................................        17-5
17-3:           Hugo Deposit Gold Composite Data Box Plots (top plot = Hugo South; bottom plot =
                Hugo North) ...............................................................................        17-6
17-4:           Cu Composite Data Scatter Plot, Hugo North and South Deposits (1% + 2% + Au Shells) .......        17-9
17-5:           Au Composite Data Scatter Plot, Hugo North and South Deposits (1% + 2% + Au Shells) .......       17-10
17-6:           Mo Composite Data Scatter Plot, Hugo North and South Deposits (1% + 2% + Au Shells) .......       17-10
17-7:           Au vs. Cu Composite Data Scatter Plots for Hugo Deposit ...................................       17-11
17-8:           Cu and Au Contact Plots, Au Shell vs. 2% Cu Shell, Hugo North Deposit .....................       17-13
17-9:           Change-of-Support Grade-Tonnage Plots for Cu Model and Herco Values - Hugo South
                Domains ...................................................................................       17-22
17-10:          Change-of-Support Grade-Tonnage Plots for Cu Model and Herco Values - Hugo North
                Domains ...................................................................................       17-23
17-11:          Results for Cu in the 2% Cu Shells ........................................................       17-25
17-12:          Results for Au in the 2% Cu Shells ........................................................       17-26

DECEMBER 2003                        TOC ii                          [AMEC LOGO]

[IVANHOE MINES LOGO]

IVANHOE MINES LTD.
TECHNICAL REPORT
HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

APPENDICES

A        COMPOSITES
         A-1 Hugo Deposit Drill Holes
         A-2 Hugo South Composite Values
         A-3 Hugo North Composite Values

B        STANDARD REFERENCE MATERIAL (SRM) CHARTS

C        DATA ANALYSIS
         Box plots
         Contact Profiles
         Histograms & Probability Plots - Drill Hole Composite Values Histograms & Probability Plots - Model Values

D        VARIOGRAPHY

E        SECTIONS AND PLANS

DECEMBER 2003                       TOC iii                          [AMEC LOGO]

[IVANHOE MINES LOGO]

IVANHOE MINES LTD.
TECHNICAL REPORT
HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

1.0      SUMMARY

         Ivanhoe Mines Ltd. (Ivanhoe) has asked AMEC E&C Services Limited (AMEC) to provide an updated independent mineral resource estimate and Qualified Person's review and Technical Report for the Hugo Dummett
         (Hugo) deposit (formerly called the Far North deposit) of the Oyu Tolgoi project in Mongolia. The work entailed on estimate of mineral resources that conforms to the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of an updated Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the "Technical Reports") to the previous Technical Report on the Hugo Deposit, Oyu Tolgoi Project, Mongolia, dated 21 July 2003. The only changes relative to the contents of that report are matters pertaining to the Hugo Dummett deposit (drill data and mineral resource estimate). Dr. Harry Parker, Ch. P.Geo., and Dr. Stephen Juras, P.Geo., directed the mineral resource estimation work and review of the geological data. Dr. Juras visited the project site from 17 to 24 October 2003. Dr. Parker made an earlier visit to the site from 1 to 3 May 2003. Dr. Stephen Juras, P.Geo., an employee of AMEC, who was the Qualified Person responsible for preparing the previous Technical Report, served in the same capacity for this updated version.

         The Oyu Tolgoi project is based on a deposit of copper-gold-molybdenum mineralization in a mid Palaeozoic Cu-Au porphyry system. The deposit is located in the Aimag (Province) of Omnogov, in the South Gobi region of Mongolia, about 530 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. The Oyu Tolgoi project comprises Mineral Exploration Licence 66X, which covers an area of 8,496 ha. Ivanhoe has been granted the exclusive right to explore within the bounds of its exploration licence.

         Oyu Tolgoi occurs in an early to mid Palaeozoic island arc environment, which is part of the Gurvansayhan terrane. The arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sediments, intruded by pluton-size, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition. Carboniferous sedimentary rocks overlie this assemblage. Property geology consists of massive porphyritic augite basalt, which underlies much of the central part of the exploration block. Dacitic to andesitic ash flow tuffs, several hundred metres in thickness, overlie the augite basalt. The southern edge of a large body of hornblende granodiorite outcrops along the northern margin of the exploration block. A wide variety of felsic to mafic dykes is found throughout the exploration block and in drill holes. These include porphyritic quartz monzodiorite dykes that may be genetically related to the Cu-Au porphyry systems. Based on satellite imagery and geophysical interpretations, major structures trend N35E and N70E.

         Four Cu-Au (Mo) deposits are identified within the project area:
         Southwest Oyu, South Oyu, Central Oyu, and Hugo. The work described in this Technical Report deals only with the Hugo deposit. This deposit is a high-sulphidation (HS) type, hosted by dacitic ash flow tuff overlying basaltic volcanics. Sedimentary rocks overlie the dacitic tuffs and cap the HS

DECEMBER 2003                       PAGE 1-1                         [AMEC LOGO]

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[IVANHOE MINES LOGO]

IVANHOE MINES LTD.
TECHNICAL REPORT
HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         system. High-grade copper (greater than 1%) occurs as bornite-chalcocite mineralization to the south and bornite-gold mineralization in the north. Surrounding the bornite-rich core, chalcopyrite dominates, followed laterally by a wide (hundreds of metres) pyrite-rich zone (10% pyrite) with minor enargite. The high-grade trends NE, becoming more northerly to the north, and extends over a strike length more than 2.0 km. Its shape is comparable to a gently north dipping elliptical pipe, about 200 m to 300 m in diameter.

         The database used to estimate the mineral resources for the Hugo deposit consists of rock samples and geological information from 136 core drill holes drilled by Ivanhoe between 2002 and mid 2003. Samples from the drill programs were prepared for analysis at an on-site facility operated by SGS-Analabs Pty. Ltd (Analabs). The samples were then shipped under the custody of Ivanhoe to Ulaanbaatar, where they were assayed at a facility (currently certified under ISO 9002:1984) operated by Analabs. Data transfer to the resource database was validated from original certificates through a 5% check of the database.

         Ivanhoe employs a comprehensive QA/QC program. All sampling and QA/QC work is overseen on behalf of Ivanhoe by Dale A. Sketchley, M.Sc., P.Geo., a geological consultant employed by Acuity Management Ltd. Each sample batch of 20 samples contains four or five quality control samples. The quality control samples comprise one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation; a reject or pulp preparation duplicate, which is inserted during sample preparation; and one or two reference material samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visually estimates), which are inserted after sample preparation. A total of 33 different reference materials have been developed for the Oyu Tolgoi deposits and are used to monitor the assaying of six different ore types made up of varying combinations of chalcopyrite, bornite, primary and supergene chalcocite, enargite, covellite and molybdenite.

         Ivanhoe strictly monitors the performance of the standard reference material (SRM) samples as the assay results arrive at site. If a batch fails based on standard reference material and blank sample tolerance limits from round-robin programs, it is re-assayed until it passes, unless the batch is deemed to represent barren intervals. AMEC reviewed Ivanhoe's QA/QC procedures at site and found them to be strictly adhered to. Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process. Duplicate performance of core, coarse reject, and pulp duplicates was evaluated by AMEC and found to be well within the respective accepted ranges. The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for Hugo deposit samples is in control.

         Ongoing delineation since the July 2003 Technical Report continued to define an auriferous, copper-rich zone hosted in augite basalt and quartz monzodiorite to the north. This contrasts to the original, more southerly, gold-poor, ignimbrite- and augite basalt-hosted mineralization. The distinct differences between the two areas led to

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         Ivanhoe's decision to divide the Hugo deposit into Hugo South (HS) and
         Hugo North (HN) deposits for the purpose of modelling. The selected dividing line was 4766300 N, a location marked by the thinning and locally discontinuous nature of the high-grade copper mineralization (defined as greater than 2% copper). AMEC concurs with this decision.

         Ivanhoe created three-dimensional (3D) mineralized shells, or envelopes, based on copper grades of 0.6%, 1.0%, and 2.0%. An additional mineralized shell based on gold was constructed in Hugo North. This shell was defined visually in each hole by the location where gold grades increased markedly within the 1% and 2% copper shells. This value was around 0.3 g/t Au. AMEC checked the shapes for interpretational consistency in section and plan, and found them to have been properly constructed. These shells were used as interpolation domains. Grades for blocks within the three Cu grade shells in each deposit or zone were estimated with a hard boundary between the shells. Additionally, grades for blocks within the Au zone in Hugo North were estimated with a hard boundary between the shells. The background estimation domain used all composites outside of the grade shells.

         The mineral resource estimates for the Hugo deposit were calculated under the direction of Dr. Harry Parker, Ch. P.Geo., and Dr. Stephen Juras, P.Geo. The estimates were made from 3D block models utilizing commercial mine planning software (MineSight(R)). Industry-accepted methods were used to create interpolation domains based on mineralized geology and to perform grade estimation based on ordinary kriging. The assays were composited into 5 m down-hole composites. The compositing honoured the domain zone by breaking the composites on the domain code values. The Hugo estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation. AMEC has found this to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions. Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drill hole composites, and geology. Good agreement was observed. Global and local bias checks in block models, using nearest-neighbour estimated values versus the ordinary kriged values, found no evidence of bias.

         The mineral resources of the Hugo deposit were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101. All interpolated blocks within the grade shells (most less than 150 m from a drill composite and interpolated by composites from at least two drill holes) were assigned to an Inferred Mineral Resource category. In the background domain, only interpolated blocks within 150 m of a drill composite were assigned to an Inferred Mineral Resource category.

         The mineralization of the Hugo deposit, Oyu Tolgoi project, as of 10 November 2003 is classified as an Inferred Mineral Resource. The resource is shown in Table 1-1, reported at a copper equivalent cutoff grade. The equivalent grade was calculated using only

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         assumed metal prices for copper and gold. The assumed prices were
         US$0.80 for copper and US$350/oz for gold. For convenience the formula is:

                  CuEq = %Cu + (g/t Au*11.25)/17.64

         The Hugo deposit could be mined by either (or both) open pit or underground bulk mining (e.g., block cave, sublevel cave) methods. The current mineral resource model will need to incorporate additional dilution and allowances for mining recovery for any underground scenario prior to conversion to mineral reserves.

TABLE 1-1: HUGO DEPOSIT, OYU TOLGOI PROJECT, INFERRED MINERAL RESOURCE - 10
           NOVEMBER 2003

                                                          GRADE                        CONTAINED METAL
    CUEQ                                       --------------------------         -------------------------
CUTOFF GRADE         TONNES        CUEQ         CU           AU       MO          CU TONNES       AU OUNCES
     (%)              (K)           (%)         (%)         (G/T)    (PPM)           (K)             (K)
===========================================================================================================
> or = 3.50           47,900       4.29        3.68         0.96      30            1,760           1,470
> or = 3.00           75,800       3.91        3.42         0.76      30            2,590           1,860
> or = 2.50          115,200       3.51        3.11         0.61      31            3,590           2,270
> or = 2.00          149,400       3.22        2.88         0.53      31            4,310           2,560
> or = 1.50          234,300       2.65        2.39         0.40      39            5,610           3,020
> or = 1.25          412,500       2.09        1.92         0.27      43            7,930           3,550
> or = 1.00          575,500       1.82        1.67         0.23      47            9,620           4,300
> or = 0.90          654,900       1.71        1.57         0.22      50           10,300           4,640
> or = 0.80          778,900       1.57        1.45         0.20      53           11,280           4,990
> or = 0.70          889,700       1.47        1.36         0.18      55           12,060           5,230
> or = 0.60          961,600       1.41        1.30         0.18      56           12,480           5,420
> or = 0.50        1,082,500       1.31        1.21         0.17      56           13,060           5,800
> or = 0.40        1,358,100       1.14        1.04         0.15      57           14,140           6,430
> or = 0.30        1,800,300       0.94        0.86         0.12      57           15,500           7,220

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2.0      INTRODUCTION AND TERMS OF REFERENCE

         Ivanhoe Mines Ltd. (Ivanhoe) has asked AMEC E&C Services Limited (AMEC) to provide an updated independent mineral resource estimate and Qualified Person's review and Technical Report for the Hugo Dummett deposit (formerly called the Far North deposit) of the Oyu Tolgoi project in Mongolia. The work entailed an estimate of mineral resources that conforms to the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of an updated Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the "Technical Reports") to the previous Technical Report on the Far North Deposit, Oyu Tolgoi Project, Mongolia, dated 21 July 2003. The only changes relative to the contents of that report are matters pertaining to the Hugo Dummett deposit (drill data and mineral resource estimate). Dr. Stephen Juras, P.Geo., an employee of AMEC, who served as the Qualified Person responsible for preparing the earlier Technical Report, served in the same capacity for this updated version.

         Information and data for the independent resource estimate were obtained from Ivanhoe personal in Vancouver and from the project site in Mongolia.

         Pertinent geological data were reviewed in sufficient detail to prepare this document. Dr. Harry Parker, Ch. P.Geo., and Dr. Stephen Juras, P.Geo., directed the mineral resource estimation work and review of the geological data. Dr. Juras visited the project site from 17 to 24 October 2003. Dr. Parker made an earlier visit to the site from 1 to 3 May 2003.

2.1      TERMS OF REFERENCE

         The Oyu Tolgoi project comprises four deposits: Southwest Oyu, South Oyu, Central Oyu, and Hugo Dummett (formerly the Far North Oyu). This report deals solely with the Hugo Dummett (Hugo) deposit. Throughout this report, this deposit may be referred to as Hugo, HG, HN (Hugo North), or HS (Hugo South).

         All units are in the metric system, except in the mineral resource summary tables, where troy ounces are also used.

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3.0      DISCLAIMER

         No disclaimer statement was necessary for the preparation of this report.

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4.0      PROPERTY DESCRIPTION AND LOCATION

         Material relevant to this section is contained a previous Technical Report on the Oyu Tolgoi Project, Mongolia, dated 24 February 2003.

         One change of note is that the existing 2% NSR royalty retained by BHP Minerals International Exploration, a subsidiary of BHP Billiton, has now been acquired by Ivanhoe. Terms of this transaction require Ivanhoe to pay BHP Billiton a total of US$37 million in two payments, with the final payment of US$20 million to be made by 5 February 2004.

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5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
         PHYSIOGRAPHY

         Material relevant to this section is contained a previous Technical Report on the Oyu Tolgoi Project, Mongolia, dated 24 February 2003.

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6.0      HISTORY

         Material relevant to this section is contained a previous Technical Report on the Oyu Tolgoi Project, Mongolia, dated 24 February 2003.

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7.0      GEOLOGICAL SETTING

         Material relevant to this section is contained a previous Technical Report on the Oyu Tolgoi Project, Mongolia, dated 24 February 2003.

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8.0      DEPOSIT TYPES

         Material relevant to this section is contained a previous Technical Report on the Oyu Tolgoi Project, Mongolia, dated 24 February 2003.

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9.0      MINERALIZATION

         Material relevant to this section is contained a previous Technical Report on the Oyu Tolgoi Project, Mongolia, dated 24 February 2003.

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10.0     EXPLORATION

         Exploration at Oyu Tolgoi has been mainly by remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity, and gradient array induced polarization (IP), as well as extensive drilling. This is described in the February 2003 Technical Report. Since the time of that report, exploration has essentially consisted of diamond drilling the Hugo deposit. Infill drilling has also commenced over Central Oyu.

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11.0     DRILLING

         Ivanhoe has conducted diamond drilling from July 2003 to the present over the Hugo and Central Oyu deposits; drilling in the Hugo deposit only is dealt with herein. As of the mineral resource data cutoff date of 1 November 2003, the drilling that produced assay data for the area defined as the Hugo deposit totals 129,680 m in 136 drill holes. The holes generally range in length from 330 m to 2,000 m, averaging 950 m. The locations of the drill holes are shown in Figure 11-1. A list of the project drill holes, together with their coordinates and lengths, is provided in Appendix A.

         Drilling was done by wireline method with H-size (HQ, 63.5 mm nominal core diameter) and N-size (NQ, 47.6 mm nominal core diameter) equipment using up to 14 drill rigs. Upon completion, the collar and anchor rods are removed and a PVC pipe is inserted into the hole. The hole collar is marked by a cement block inscribed with the hole number. Recent drilling included multiple daughter holes drilled from within the parent drill hole. A bend is placed in the parent hole at the location where the planned daughter holes are to branch off. The bend is achieved by means of a Navi-Drill(R) (navi) bit, which is lowered down the hole to the desired depth and aligned in the azimuth of the desired bend. When the navi motor is operating, the rods do not rotate but remain stationary, holding the navi motor at the desired azimuth. The navi bit rotates at the bottom of the hole by pumping water down the hole under pressure. As the navi bit advances, a bend is achieved at the rate of 1(degree) every 3 m. For example, to achieve a 15 degrees bend in the hole, a 45 m interval is required. No core is recovered from the navi-drilled interval. Once the parent hole is completed, a daughter hole is initiated by rotating the rods to cut a lip in the bend, with the bit positioned at the desired start point of the daughter hole. A chrome barrel, which is more rigid than a standard barrel, is often used for this operation. Once a new hole has been started, the navi bit can be used if necessary to direct the hole in any direction required.

         Drill hole collars were located respective to a property grid. Proposed hole collars and completed collars were surveyed by a Nikon Theodolite instrument relative to 18 survey control stations established during a legal survey of the property in August 2002. The Hugo drill holes were drilled at an inclination of between 55 degrees and 90 degrees, with the majority between 60 degrees and 70 degrees. Holes were drilled along 125 degrees and 305 degrees azimuths. Down-hole surveys were taken about every 50 m by the drill contractor using a multi-shot measurement system (RANGER survey instrument).

         Standard logging and sampling conventions are used to capture information from the drill core. The core is logged in detail onto paper logging sheets, and the data are then entered into the project database. The core is photographed before being sampled.

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FIGURE 11-1: NOVEMBER 2003 DRILL HOLE COLLAR PLAN - HUGO DEPOSIT

[FIGURE]

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         AMEC reviewed the core logging procedures at site. Drill core was found to be well handled and maintained. Material was stored as stacked pallets in an organized "core farm." Data collection was competently done. Ivanhoe maintained consistency of observations from hole to hole and between different loggers by conducting regular internal checks. Core recovery in the mineralized units was excellent, usually between 95% and 100%. Very good to excellent recovery was observed in the mineralized intrusive sections checked by AMEC. Overall, the Ivanhoe drill program and data capture were performed in a competent manner.

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12.0     SAMPLING METHOD AND APPROACH

         Rock sampling for resource estimation has been conducted on diamond drill core obtained from holes drilled between May 2001 and November 2003 in the Hugo deposit area. Collar spacing is approximately 100 m. The holes are up to 2,000 m long (average 950 m) and are inclined between 55 degrees and 90 degrees.

         Samples are taken at 2 m intervals down the drill holes, excluding barren dykes that extend more than 10 m along the core length. NQ and HQ core sizes are routinely used, and one-half of the core is taken for sampling.

         Since there are no adverse factors that would affect quality, all samples collected to date are considered representative of the mineralization being investigated. The core is split with a rock saw, flushed regularly with fresh water. Core recovery is good, with relatively few broken zones. To prevent sampling bias, the core is marked with a continuous linear cutting line before being split. Samples are placed in cloth bags and sent to the on-site preparation facility for processing.

         Reject samples are stored in plastic bags inside the original cloth sample bags and are placed in bins on pallets and stored at site. Duplicate pulp samples are stored at site in the same manner as reject samples. Pulp samples used for assaying are kept at the assaying facility for several months, then transferred to a warehouse in Ulaanbaatar.

         Significant composited assays for the Hugo deposit are shown in Appendix A. Only values greater than 0.60 wt% Cu have been tabulated.

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13.0     SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1     SAMPLE PREPARATION AND SHIPMENT

         Split core samples are prepared for analysis at an on-site facility operated by SGS-Analabs Pty. Ltd (Analabs). The samples are then shipped under the custody of Ivanhoe to Ulaanbaatar, where they are assayed at a lab facility operated by Analabs. The lab is currently certified under ISO 9002:1994, which will lapse 15 December 2003; it will then seek certification under ISO 9002:2000 in April 2004. All sampling and QA/QC work is overseen on behalf of Ivanhoe by Dale A. Sketchley, M.Sc., P.Geo., a geological consultant employed by Acuity Management Ltd.

         The samples are initially assembled into groups of 15 or 16, and then 4 or 5 quality control samples are interspersed to make up a batch of 20 samples. The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu if higher grade mineralization is present based on visual estimates). The two copper SRMs are necessary because Analabs uses a different analytical protocol to assay all samples >2% Cu. The split core, reject, and pulp duplicates are used to monitor precision at the various stages of sample preparation. The field blank can indicate sample contamination or sample mix-ups, and the SRM is used to monitor accuracy of the assay results.

         The SRMs are prepared from material of varying matrices and grades to formulate bulk homogenous material. Ten samples of this material are then sent to each of at least seven international testing laboratories. The resulting assay data are analyzed statistically to determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits. Blank samples are also subjected to a round-robin program to ensure the material is barren of any of the grade elements before they are used for monitoring contamination.

         A total of 33 different reference materials have been developed and used to monitor the assaying of six different ore types made up of varying combinations of chalcopyrite, bornite, primary and supergene chalcocite, enargite, covellite, and molybdenite.

         Split core samples are prepared according to the following protocol:

         -        The entire sample is crushed to 90% minus 2 to 3 mm.

         - A 1 kg subsample is riffle split from the crushed minus 2 to 3 mm sample and pulverized to 90% minus 75 (macro)m (200 mesh).

         - A 150 g subsample is split off by taking multiple scoops from the pulverized 75 (macro)m sample.

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         -        The 150 g subsample is placed in a kraft envelope, sealed with a folded wire or glued top, and prepared for shipping.

         All equipment is flushed with barren material and blasted with compressed air between each sampling procedure. Screen tests are done on crushed and pulverized material from one sample taken from each batch of 15 or 16 samples to ensure that sample preparation specifications are being met.

         Prepared samples are placed in wooden shipping boxes, locked, sealed with tamper-proof tags, and shipped to Ulaanbaatar for assaying. Sample shipment details are provided to the assaying facility both electronically and as paper hard copy accompanying each shipment. The assaying facility then electronically confirms sample receipt, the state of the tamper-proof tags, and assigned laboratory report numbers back to site.

13.2     ASSAY METHOD

         All samples are routinely assayed for gold, copper, and molybdenum. Gold is determined using a 30 g fire assay fusion, cupelled to obtain a bead, and digested with Aqua Regia, followed by an AAS finish. Copper and molybdenum are determined by acid digestion of a 5 g subsample, followed by an AAS finish. Samples are digested with nitric, hydrochloric, hydrofluoric, and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water.

13.3     QA/QC PROGRAM

         Assay results are provided to Ivanhoe in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks are tabulated and compared to the established round-robin program results. The following batch acceptance/rejection criteria are applied:

         - automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations

         - automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean

         - automatic batch failure if the field blank result is over a pre-set limit of 0.06 g/t Au or 0.06% Cu.

         If a batch fails, it is re-assayed until it passes. Override allowances are made for barren batches. Batch pass/failure data are tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits are maintained.

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         Laboratory check assays are conducted at the rate of one per batch of
         20 samples, using the same QA/QC criteria as routine assays.

13.3.1   STANDARDS PERFORMANCE

         Ivanhoe strictly monitors the performance of the SRM samples as the assay results arrive at site. Since the inception of the QA/QC program in March 2002, the ability of the laboratories to return assay values in the prescribed SRM ranges has improved. The failure rate appears to oscillate between 2% and 10% (although if failed SRMs with gold values close to the detection limit are excluded at the higher rates, the failure rate commonly is lower; Figure 13-1). Charts of the individual SRMs are included in Appendix B. All samples are given a "fail" flag as a default entry in the project database. Each sample is re-assigned a date-based "pass" flag when assays have passed acceptance criteria. At the data cutoff date of 1 November 2003, only a very small number of assayed samples still had the "fail" flag (less than 1% of total Hugo assays). The relative uncertainty introduced to the Hugo mineral resource estimate by using this very small number of temporarily failed samples should be very low.

         FIGURE 13-1: SRM FAILURE CHART

         [FIGURE]

         The SRM database compiled for Standard 9 onwards now includes a tag for the deposit area. Most of the SRMs used after March 2003 were applied almost exclusively to Hugo. Several SRMs that were widely used were edited to exclude non-Hugo samples, and then charts for Hugo samples only were re-compiled.

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13.3.2   BLANK SAMPLE PERFORMANCE

         Assay performance of field blanks is presented in Figures 13-2 to 13-4 for gold, copper, and molybdenum. In these figures, the lower blue horizontal line represents the analytical detection limit (ADL) of the respective metal, and the upper yellow horizontal line represents the analytical rejection threshold (ART). The gold ADL is 0.01 g/t with an ART of 0.06 g/t; copper ADL was initially 0.01% and is now 0.001% with an ART of 0.06%; and molybdenum ADL was initially 5 ppm and is now 10 ppm with an ART of 20 ppm. The results show a low incidence of contamination and a few cases of sample mix-ups, which were investigated at site and corrected.

         FIGURE 13-2: BLANK SAMPLE RESULTS FOR GOLD

         [FIGURE]

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         FIGURE 13-3: BLANK SAMPLE RESULTS FOR COPPER

         [FIGURE]

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         FIGURE 13-4: BLANK SAMPLE RESULTS FOR MOLYBDENUM

         [FIGURE]

13.3.3   DUPLICATES PERFORMANCE

         The QA/QC program currently uses four different types of duplicate samples: core, coarse reject, pulp, and laboratory check pulps (samples sent to an umpire lab).

         CORE, COARSE REJECT, AND PULP DUPLICATES

         AMEC has reviewed the core, coarse reject, and pulp duplicate samples for the Hugo deposit. The pulp duplicates reproduce well only for copper values. The duplicate data are shown as relative difference charts in Figures 13-5 to 13-7. Pulp and reject duplicate types for each metal show similar high variability to good reproducibility trends from near detection values towards higher grade values. Gold core and, to a lesser extent, molybdenum core duplicate patterns generally define such a trend, but the persistent higher variability in this duplicate type indicates sample heterogeneity due to coarse grains (gold) or possible fracture or narrow veinlet focussed mineralization. Patterns for all metals are symmetric about zero, suggesting no bias in the assay process.

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         FIGURE 13-5: RELATIVE DIFFERENCE SCATTER PLOT, HUGO DUPLICATE SAMPLES -
                      COPPER (%)

         [FIGURE]

         FIGURE 13-6: RELATIVE DIFFERENCE SCATTER PLOT, HUGO DUPLICATE SAMPLES -
                      GOLD (G/T)

         [FIGURE]

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         FIGURE 13-7: RELATIVE DIFFERENCE SCATTER PLOT, HUGO DUPLICATE SAMPLES -
                      MOLYBDENUM (PPM)

         [FIGURE]

         AMEC also evaluated the absolute percent relative difference for duplicate pairs against the percentile ranking of the grade in the sample population. For the 90th percentile of the population, a maximum difference of 10% is recommended for the pulp duplicates and 20% for the coarse reject duplicates because these duplicate types can be controlled by the subsampling protocol. The same criteria do not apply to core duplicates because these differences cannot be controlled by the subsampling protocol; however, the heterogeneity of the mineralization ideally would allow the difference to be less than 30%.

         Table 13-1 summarizes the results of these analyses for each type of sample. The core duplicates are above the ideal value of 30% for gold samples, whereas the coarse reject duplicates reproduce well for all elements.

         TABLE 13-1: PERCENT DIFFERENCE AT THE 90TH POPULATION PERCENTILE (%
                     DIFF) OF DUPLICATE SAMPLE ANALYSES, HUGO DEPOSIT, OYU
                     TOLGOI

                                         CU               AU                MO
                                   --------------   -------------    ----------------
DUPLICATE TYPE    % DIFF. LIMIT     NO.    %DIFF.   NO.   % DIFF.     NO.     % DIFF.
=====================================================================================
Core                    30         1,254     25     195      50      1,254       25
Coarse Reject           20           611      9      97      20        117       20
Pulp                    10           591      5     108      20        591       15

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         One of the contributing factors to the poor performance of core and pulp duplicates is that the data included in the charts are limited to values above 20 times the analytical detection limit. This filter is sensitive to metals that typically have a large number of low values and leaves few data points for the analysis (i.e., molybdenum and, to a lesser degree, gold values). Gold pulp duplicates also do not reproduce as well because a small proportion of the elevated values coincides with a coarser grain gold size, which likely results in gold grain liberation during pulverization. Grain size studies currently being done by Ivanhoe staff to better understand the variation and distribution of the various size fractions indicate that only a small number of samples contain a minor proportion of coarser gold and that no changes are required to the sampling protocol. AMEC supports this conclusion.

13.3.4   SPECIFIC GRAVITY PROGRAM

         Samples for specific gravity determination are taken at approximately 10 m intervals per drill hole and tabulated by rock type. The specific gravity for non-porous samples (the most common type) is calculated using the weights of representative samples in water (W2) and in air
         (W1). The bulk density is calculated by W1/(W1-W2). AMEC believes this method to be appropriate for the non-porous mineralized units and barren dykes.

         Less-common porous samples are dried and then coated with paraffin before weighing. Allowance is made for the weight and volume of the paraffin when calculating the specific gravity.

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14.0     DATA VERIFICATION

         As a test of data integrity, the data used to estimate the November 2003 Hugo mineral resource were checked several ways. AMEC conducted a 5% check of randomly chosen drill holes; copper, gold, and molybdenum values were checked against the original electronic assay certificates. Only rare differences were found, in less than 0.1% of data reviewed. These differences are due to sample mix-ups at site that have since been corrected in the database. Collar coordinates were checked against the database entries. No discrepancies were observed. AMEC also checked the down-hole survey data. Camera shots and RANGER output were read for the check drill holes and compared to those stored in the resource database. Two errors with minor differences in the azimuth and dip readings were found. These error types should have minimal impact on the resource estimate work. Ivanhoe has reviewed the method of survey data transfer into its master database and has updated the protocols that govern the entry of this type of data. AMEC reviewed the new protocols and agrees with them. Full implementation, including audits on older data, should be completed by year end.

         AMEC concludes that the assay and survey database used for the Hugo deposit mineral resource estimation is sufficiently free of error to be adequate for resource estimation.

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15.0     ADJACENT PROPERTIES

         Adjacent properties are not relevant for the review of the Hugo deposit, Oyu Tolgoi project.

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16.0     MINERAL PROCESSING AND METALLURGICAL TESTING

         Results of initial metallurgical test work on Oyu Tolgoi mineralized material are documented in Cargill (2002). Additional work has focussed on gathering suitable sample material (PQ size drilling) for ongoing test work. Review of those test results and assessment of metallurgical process alternatives are currently being done as part of a scoping or preliminary assessment study of the project.

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17.0     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

         The mineral resource estimates for the Hugo deposit were calculated under the direction of Dr. Harry Parker, Ch. P.Geo., and Dr. Stephen Juras, P.Geo. The estimates were made from three-dimensional (3D) block models utilizing commercial mine planning software (MineSight(R)). Projects limits are in truncated UTM coordinates. Cell size was 20 m east x 20 m north x 15 m high.

17.1     GEOLOGIC MODELS

         Ongoing delineation since the July 2003 Technical Report continued to define an auriferous, copper-rich zone hosted in augite basalt and quartz monzodiorite. This contrasts to the original, more southerly, gold-poor, ignimbrite- and augite basalt-hosted mineralization. Because of the distinct differences between the two areas, Ivanhoe decided to divide the Hugo deposit into Hugo South (HS) and Hugo North (HN). The selected dividing line was 4766300 N, a location marked by the thinning and locally discontinuous nature of the high-grade copper mineralization (defined by greater than 2% copper) (Figure 17-1). AMEC concurs with this decision.

         Four lithologic groups affect the estimation of grade and have been modelled: ignimbrite (Ign), augite basalt (Va), quartz monzodiorite, and unmineralized dykes. The mineralized host rocks are strongly altered from their original textures, making ordinary logging difficult. Ivanhoe constructed 3D geologic shapes, consisting of the augite basalt-ignimbrite contact, the quartz monzodiorite surface, and the barren dykes (biotite granodiorite, rhyolite, and basalt). The shapes honoured the drill data and appear to be well constructed.

         Ivanhoe created 3D mineralized shells, or envelopes, based on copper grades of 0.6%, 1.0%, and 2.0%. An additional mineralized shell based on gold was constructed in Hugo North. This shell was defined visually in each hole by the location where gold grades increased markedly within the 1% and 2% copper shells. This value was around 0.3 g/t Au. AMEC checked the shapes for interpretational consistency in section and plan, and found them to have been properly constructed.

         The south zone grade shells are elongated in the NNE azimuth, dipping moderately steeply to the east with little or no plunge. The north zone shells trend N to NNW, with moderate to steep easterly dips and a shallow to moderate northerly plunge. The mineralized body appears pipe-like, with the copper mineralization decreasing radially from the core outward. The grade gradient along the top of the shells is extremely high and can increase 10 times within 6 m from background to 0.6% Cu. The lower half of the shells have a much lower gradient, and grade changes over a greater depth.

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FIGURE 17-1: 2% CU SHELL, HUGO SOUTH AND HUGO NORTH DEPOSITS (NEAR VERTICAL 3D
             PERSPECTIVE)

[FIGURE]

         The solids and surfaces were used to code the drill hole data and block model cells. A set of cross-sections with drill holes colour-coded by domain, and with blocks coloured similarly, were plotted and inspected to determine the proper assignment of domains.

17.2     EXPLORATORY DATA ANALYSIS

         One of the purposes of data analysis is to determine if it is necessary to divide the deposit into interpolation domains. The premise is that each interpolation domain is then statistically unique, which prevents statistically different grades from becoming mixed during estimation. On the other hand, if the data are not actually statistically unique, then imposing domain boundaries may introduce local inaccuracies into the estimated block grades. Sometimes geologic models containing such variables as mineral types, lithology, intrusive domain, and alteration types may be useful for the purposes of the resource model used for mining (e.g., density or hardness differences by lithology) or metallurgy (e.g., recovery changes with mineral type), but they may not be as useful for the purpose of interpolating block grades. The restriction of estimating block grades by geological units is generally recommended under the following circumstances:

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         -        The average grade within one domain is significantly different from the average grade in the neighbouring domain.

         - The change in grade across a domain boundary is very sharp or distinct.

         Mineralized domains were created based on geological criteria and marked changes in mineralization intensity. In Hugo South, the copper grade shells were "split" across the ignimbrite (Ign)-augite basalt
         (Va) contact and the quartz monzodiorite surface-Va contact. The copper shells in Hugo North were split at the quartz monzodiorite surface
         (Qmd). These are listed in Table 17-1. Other geologic attributes such as alteration have been investigated previously, particularly at the other Oyu Tolgoi deposits, with no clear-cut association having been found relative to grade. AMEC recommends that other geologic attributes be reviewed periodically for potential grade controls as information from drilling increases.

           TABLE 17-1: DOMAIN DESCRIPTIONS AND CODES

DOMAIN DESCRIPTION                                                       DOMAIN CODE
====================================================================================
Mineralized Shells or Envelopes - Hugo South (Zone code = 7)
2.0% Cu Shell, Ignimbrite                                                      1
2.0% Cu Shell, Augite Basalt Hosted                                            2
1.0% Cu Shell, Ignimbrite Hosted                                               4
1.0% Cu Shell, Augite Basalt Hosted                                            5
0.6% Cu Shell, Ignimbrite Hosted                                               6
0.6% Cu Shell, Augite Basalt Hosted                                            7
Background <0.6% Cu                                                           10
Qmd host in any shell (secondary code)                                        14
------------------------------------------------------------------------------------
Mineralized Shells or Envelopes - Hugo North (Zone code = 8)
2.0% Cu Shell, Qmd Hosted                                                      1
2.0% Cu Shell, Augite Basalt Hosted                                            2
Au Shell, 2.0% +/- 1.0% Cu Shells                                              3
1.0% Cu Shell, Qmd Hosted                                                      4
1.0% Cu Shell, Augite Basalt Hosted                                            5
0.6% Cu Shell, Qmd Hosted                                                      6
0.6% Cu Shell, Augite Basalt Hosted                                            7
Background <0.6% Cu                                                           10
------------------------------------------------------------------------------------
Post-mineral Dykes
Rhyolite Dykes                                                                16
Granodiorite Dykes                                                            18
Basalt Dykes                                                                  19

         These mineralized domains were reviewed to determine appropriate estimation or grade interpolation domains. Several different procedures were applied to the data to discover whether statistically distinct domains could be constructed using the available geological variables. Descriptive statistics, box plots, contact plots, and histograms have been completed for copper, gold, and molybdenum. Results obtained were used to guide the construction of the block model and the development of estimation plans.

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         The data analyses were conducted on composited assay data. Assays were composited into 5 m down-hole composites. The compositing honoured the domain zone by breaking the composites on the domain code values. AMEC reviewed the compositing process and found it to have been performed correctly. In Hugo South, the composite data received a secondary tag to denote whether the shell fell below the Qmd surface.

17.2.1   BOX PLOTS

         Box plots show the frequency distribution of the composite data by means of a graphical summary. The vertical axis of the plot gives the range of values for the particular assay (copper, gold, or molybdenum). The "box" shows that portion of the sample data that falls between the 25th and the 75th percentiles. In other words, the box captures the half of the data that falls in the middle of the distribution. The horizontal line that appears in the box represents the median of the data or that value. The mean or average of the data is shown with a dot. The vertical lines that extend away from the box reach to the minimum toward the bottom of the plot and to the maximum value toward the top. Values for the statistics displayed by the box plot are listed below each plot.

         Copper box plots were created for each zone and are shown in Figure 17-2. Both zones show copper grades increasing from background to the higher-grade copper shell and support the premise that mineralization decreases radially from a higher-grade core. There is little difference in statistics between the Ign and Va areas in the South deposit and the Qmd and Va domains in the North. The Au shell in Hugo North does contain data with distinctively higher Cu grades. The dykes are very low in copper grade and for all intents are treated as unmineralized.

         The gold data for Hugo South and North deposits are displayed in Figure 17-3. Both zones show a distinct Qmd-associated gold population that transcends the copper grade shell boundaries, including background. This finding is consistent with the observation of Ivanhoe site geological staff who believe that a Qmd-gold association is present and increases with depth. Additionally, the South deposit shows that the Ign domains outside the highest Cu grade areas contain the lowest gold concentrations. The highest grades in both deposits are found in the Hugo North Au shell, which also defines a distinct population.

17.2.2   HISTOGRAMS AND GRADE TREND PLOTS

         Histograms show the frequency distribution in a different way from the box plots. Grades are grouped into bins, and a vertical bar on the graph shows the relative frequency of each bin. Histograms are used to show the differences in the copper, gold, and molybdenum frequency distribution by increasing grade (Appendix C). These data are summarized by deposit in Tables 17-2 and 17-3.

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FIGURE 17-2: HUGO DEPOSIT COPPER COMPOSITE DATA BOX PLOTS
             (TOP PLOT = HUGO SOUTH; BOTTOM PLOT = HUGO NORTH)

[FIGURE]

[FIGURE]

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FIGURE 17-3: HUGO DEPOSIT GOLD COMPOSITE DATA BOX PLOTS
             (TOP PLOT = HUGO SOUTH; BOTTOM PLOT = HUGO NORTH)

[FIGURE]

[FIGURE]

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                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

TABLE 17-2: STATISTICAL SUMMARY OF COMPOSITE AND MODEL DATA, HUGO SOUTH DEPOSIT

                    %CU SHELL          N         M      CV       MIN   Q 25     Q 50    Q 75     MAX     % -     % +
====================================================================================================================
CU (wt %)
Composites             2.0%            537     2.85    0.47     0.01   2.08     2.60    3.43    12.82     20       -
                       1.0%          1,735     1.29    0.34     0.01   1.06     1.27    1.51     4.60     20       3
                       0.6%          2,026     0.78    0.37     0.00   0.63     0.77    0.92     2.86     21      18
                       Bkgd          3,012     0.28    0.90     0.00   0.06     0.23    0.44     2.42      -      10
                    ------------------------------------------------------------------------------------------------
Model - NN             2.0%          2,208     2.72    0.44     0.01   2.00     2.51    3.29     9.41     23       -
                       1.0%         10,344     1.29    0.32     0.00   1.07     1.28    1.51     4.32      4       4
                       0.6%         17,929     0.77    0.33     0.00   0.62     0.76    0.92     2.50     22      16
                       Bkgd         99,250     0.22    0.92     0.00   0.02     0.19    0.39     1.82      -       2
                    ------------------------------------------------------------------------------------------------
Model - OK             2.0%          2,208     2.67    0.23     0.73   2.24     2.54    3.03     5.74     10       -
                       1.0%         10,344     1.27    0.14     0.53   1.15     1.26    1.39     2.45      0       0
                       0.6%         17,929     0.76    0.15     0.17   0.68     0.76    0.84     1.47     10       2
                       Bkgd         99,250     0.23    0.57     0.01   0.13     0.23    0.33     1.20      -       1
                    ------------------------------------------------------------------------------------------------
AU (g/t)
Composites             2.0%            537     0.20    1.12     0.00   0.07     0.13    0.26     3.11      -       -
                       1.0%          1,735     0.05    0.94     0.00   0.02     0.04    0.06     0.76      -       -
                       0.6% VQ       1,311     0.12    1.82     0.00   0.03     0.05    0.11     3.91      -       -
                       0.6% IG         715     0.04    0.85     0.0    0.02     0.03    0.05     0.28      -       -
                    Bkgd V+IG        2,588     0.05    4.66     0.00   0.01     0.03    0.05    10.72      -       -
                    Bkgd Q             424     0.14    1.40     1.40   0.00     0.08    0.15     1.99      -       -
                    ------------------------------------------------------------------------------------------------
Model - NN             2.0%          2,208     0.20    0.93     0.01   0.07     0.13    0.26     1.11      -       -
                       1.0%         10,344     0.05    1.00     0.00   0.02     0.04    0.07     0.76      -       -
                       0.6% VQ      11,556     0.15    1.36     0.01   0.03     0.06    0.16     1.69      -       -
                       0.6% IG       6,310     0.04    0.79     0.01   0.02     0.03    0.05     0.28      -       -
                    Bkgd V+IG       73,380     0.04    1.47     0.00   0.01     0.02    0.05     0.85      -       -
                    Bkgd Q          20,661     0.10    1.19     0.00   0.03     0.06    0.13     1.30      -       -
                    ------------------------------------------------------------------------------------------------
Model - OK             2.0%          2,208     0.19    0.47     0.03   0.12     0.17    0.24     0.80      -       -
                       1.0%         10,344     0.05    0.49     0.01   0.03     0.05    0.07     0.22      -       -
                       0.6% VQ      11,556     0.13    0.98     0.01   0.04     0.07    0.19     0.99      -       -
                       0.6% IG       6,310     0.04    0.50     0.01   0.02     0.03    0.05     0.15      -       -
                    Bkgd V+IG       73,380     0.03    1.05     0.00   0.01     0.03    0.04     0.68      -       -
                    Bkgd Q          20,661     0.10    0.58     0.00   0.06     0.10    0.13     0.50      -       -
                    ------------------------------------------------------------------------------------------------
MO (ppm)
Composites             2.0%            537       49    1.13        5     19       36      62      720      -       -
                       1.0%          1,735       52    1.26        5     21       40      65    1,800      -       -
                       0.6%          2,026       81    1.10        5     35       61     102    2,625      -       -
                       Bkgd            715       74    0.85        5     32       61      94      465      -       -
                    ------------------------------------------------------------------------------------------------
Model - NN             2.0%          2,208       45    1.24        5     17       30      51      600      -       -
                       1.0%         10,344       50    1.05        5     20       38      64    1,021      -       -
                       0.6%         17,929       77    0.90        5     34       55      95    1,021      -       -
                       Bkgd         99,250       41    1.41        0      5       21      55    1,021      -       -
                    ------------------------------------------------------------------------------------------------
Model - OK             2.0%          2,208       43    0.49        8     30       40      52      218      -       -
                       1.0%         10,344       49    0.48        9     33       46      61      577      -       -
                       0.6%         17,929       81    0.50       11     51       73     102    1,021      -       -
                       Bkgd         99,250       45    0.77        0     19       37      64      400      -       -

Notes:   n = number of samples; m = mean of data
         CV = coefficient of variation (standard deviation / mean) min = minimum data value; max = maximum data value q 25, q 50, q 75 = quartile values; q 50 also is the median value
         % + =  percent above Cu shell threshold (Cu values only)
         % - =  percent below Cu shell threshold (Cu values only)
         Bkgd = Background domain
         vq = Va + Qmd areas; Ig = Ign area; v+Ig = Va + Ign areas; q = Qmd area

DECEMBER 2003                      PAGE 17-7                         [AMEC LOGO]

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TABLE 17-3: STATISTICAL SUMMARY OF COMPOSITE AND MODEL DATA, HUGO NORTH DEPOSIT

                    %CU SHELL          N         M      CV       MIN   Q 25     Q 50    Q 75     MAX     % -     % +
====================================================================================================================
CU (wt %)
Composites              Au             364     3.31    0.51     0.01   2.15     3.18    4.25     17.4     22       -
                       2.0%            397     2.72    0.40     0.01   2.10     2.64    3.37     7.28     20       -
                       1.0%            895     1.28    0.37     0.01   1.01     1.28    1.57     4.83     23       5
                       0.6%            500     0.76    0.46     0.01   0.59     0.76    0.93     2.66     25      20
                       Bkgd            781     0.27    0.95     0.00   0.07     0.20    0.42     1.60      -       9
                    ------------------------------------------------------------------------------------------------
Model - NN              Au           3,146     3.23    0.43     0.02   2.37     3.24    3.87     17.4     12       -
                       2.0%          4,190     2.54    0.47     0.00   1.85     2.60    3.34     7.28     30       -
                       1.0%         12,645     1.30    0.37     0.1    1.02     1.31    1.61     4.83      7       5
                       0.6%          9,648     0.77    0.38     0.01   0.63     0.80    0.99     2.66     21      24
                       Bkgd         38,059     0.19    1.11     0.00   0.00     0.10    0.34     1.60      -       1
                    ------------------------------------------------------------------------------------------------
Model - OK              Au           3,146     3.19    0.27     0.93   2.55     3.15    3.79     8.86      5       -
                       2.0%          4,190     2.61    0.25     0.40   2.19     2.56    3.05     5.03     15       -
                       1.0%         12,645     1.29    0.15     0.25   1.16     1.29    1.42     2.31      0       0
                       0.6%          9,648     0.73    0.22     0.09   0.63     0.75    0.83     1.15     20       5
                       Bkgd         38,059     0.17    0.78     0.01   0.05     0.15    0.26     0.94      -       1
--------------------------------------------------------------------------------------------------------------------
AU (g/t)
Composites              Au             364     1.18    0.91     0.01   0.46     0.87    1.51     8.11      -       -
                       2.0%            397     0.22    1.35     0.01   0.10     0.17    0.28     5.26      -       -
                       1.0%            895     0.14    0.96     0.00   0.04     0.11    0.19     1.58      -       -
                       0.6%            500     0.14    1.11     0.00   0.03     0.10    0.21     1.37      -       -
                    Bkgd V+IG          636     0.04    2.99     0.00   0.01     0.02    0.03     2.50      -       -
                    Bkgd Q             145     0.13    1.04     1.04   0.05     0.09    0.17     0.91      -       -
                    ------------------------------------------------------------------------------------------------
Model - NN              Au           3,146     1.07    0.97     0.01   0.38     0.74    1.33     8.11      -       -
                       2.0%          4,190     0.19    0.86     0.00   0.09     0.15    0.27     1.34      -       -
                       1.0%         12,617     0.15    1.35     0.01   0.04     0.11    0.18     2.82      -       -
                       0.6%          9,648     0.14    0.91     0.01   0.04     0.10    0.22     1.46      -       -
                    Bkgd V+IG       22,219     0.02    1.68     0.00   0.00     0.01    0.03     1.00      -       -
                    Bkgd Q          10,917     0.11    0.91     0.00   0.03     0.10    0.16     0.86      -       -
                    ------------------------------------------------------------------------------------------------
Model - OK              Au           3,146     1.15    0.38     0.30   0.82     1.11    1.40     4.13      -       -
                       2.0%          4,190     0.20    0.30     0.05   0.16     0.19    0.24     0.47      -       -
                       1.0%         12,617     0.15    1.11     0.02   0.07     0.12    0.18     2.06      -       -
                       0.6%          9,648     0.14    0.76     0.01   0.05     0.11    0.20     0.86      -       -
                    Bkgd V+IG       22,219     0.02    1.24     0.00   0.01     0.01    0.02     0.39      -       -
                    Bkgd Q          10,917     0.09    0.57     0.00   0.05     0.08    0.12     0.36      -       -
--------------------------------------------------------------------------------------------------------------------
MO (ppm)
Composites             2.0%+Au         761       29    1.55        5      7       15      33      610      -       -
                       1.0%            895       54    1.06        5     17       33      71      703      -       -
                       0.6%            500       48    1.00        5     15       30      63      336      -       -
                       Bkgd            781       37    1.21        5      8       23      51      632      -       -
                    ------------------------------------------------------------------------------------------------
Model - NN             2.0%+Au       7,336       28    1.44        0      7       16      31      610      -       -
                       1.0%         12,645       48    1.01        5     13       30      66      384      -       -
                       0.6%          9,648       44    0.83        5     17       32      60      317      -       -
                       Bkgd         38,059       26    1.41        0      0       11      38      250      -       -
                    ------------------------------------------------------------------------------------------------
Model - OK             2.0%+Au       7,336       27    0.65        3     15       25      35      328      -       -
                       1.0%         12,645       51    0.67        5     26       39      69      197      -       -
                       0.6%          9,648       45    0.44        9     30       41      55      145      -       -
                       Bkgd         38,059       24    0.84        0      6       19      38      143      -       -

Notes:   n = number of samples; m = mean of data
         CV = coefficient of variation (standard deviation / mean) min = minimum data value; max = maximum data value q 25, q 50, q 75 = quartile values; q 50 also is the median value % + = percent above Cu shell threshold (Cu values only)
         % - = percent below Cu shell threshold (Cu values only)
         Au = gold zone
         Bkgd = Background domain
         v+Ig = Va + Ign areas; q = Qmd area

DECEMBER 2003                      PAGE 17-8                         [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         Copper grade behaves as expected between grade shells. No significant "within shell" variations due to lithology were observed. Distributions display trends on log probability plots that reflect multiple grade populations (due in part to the grade shell exercise). A copper grade trend plot relative to northing (Figure 17-4) shows a distinct drop in average copper grade at about the designated South-North deposit divide. This plot also shows higher average grades in Hugo North. All coefficient of variation (CV) values are quite low (0.3 to 0.5).

         Gold grade distributions show typical log normal trends in all domains. A gold grade trend plot relative to northing (Figure 17-5) shows a marked increase northward, beginning about 400 m north of the Hugo South-North boundary, and coincides with the start of the Au shell. CV values are around 1, with those in the respective Qmd areas being the lowest.

         Molybdenum grades are generally low. Some patterns are observed:

         - A weak Qmd-Mo association exists in Hugo North, but not in Hugo South.

         - Generally, molybdenum trends are the reverse of copper, with the richest Cu areas being poorest in Mo concentrations.

         -        Hugo South contains higher overall averages than in the North.
                  This is shown well on a molybdenum grade trend plot relative to northing (Figure 17-6).

         -        Distributions are strongly lognormal.

         - CV values are about 1 in areas with the highest averages, 1.2 and higher elsewhere.

         FIGURE 17-4: CU COMPOSITE DATA SCATTER PLOT, HUGO NORTH AND SOUTH
                      DEPOSITS (1% + 2% + AU SHELLS)

         [FIGURE]

DECEMBER 2003                      PAGE 17-9                         [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         FIGURE 17-5: AU COMPOSITE DATA SCATTER PLOT, HUGO NORTH AND SOUTH
                      DEPOSITS (1% + 2% + AU SHELLS)

         [FIGURE]

         FIGURE 17-6: MO COMPOSITE DATA SCATTER PLOT, HUGO NORTH AND SOUTH
                      DEPOSITS (1% + 2% + AU SHELLS)

         [FIGURE]

17.2.3   GRADE SCATTERPLOTS

         Copper versus gold scatter plots were used to determine what degree of correlation exists between the two grades and if trends are evident. Various Au versus Cu composite data scatter plots are shown in Figure 17-7. Mineralization within the 2% Cu shell and that hosted by Va or Qmd in the lower-grade shells appear to define an Au to Cu ratio of 1:10, with a smaller fraction displaying ratios of 1:4 or higher. Ign-hosted gold mineralization is depleted in gold values and is essentially uncorrelated with copper. This is illustrated best in the 0.6% Cu shell data for Hugo South. Conversely, mineralization in the Au shell of Hugo North shows good Au to Cu correlations over a range of ratios from 1:4 to 1:1.

DECEMBER 2003                      PAGE 17-10                        [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

FIGURE 17-7: Au VS. Cu COMPOSITE DATA SCATTER PLOTS FOR HUGO DEPOSIT

[FIGURE] [FIGURE]

[FIGURE] [FIGURE]

DECEMBER 2003                      PAGE 17-11                        [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

17.2.4   CONTACT PROFILES

         To study changes in grades across geologic boundaries, contact profiles of average grades are plotted at increasing distances from a boundary. If averages are fairly close to the same value near a boundary and then diverge as the distance from the contact increases, the particular boundary is probably not a grade constraint. In fact, if a hard boundary is imposed where grades tend to change gradually, grades may be overestimated on one side of the boundary and underestimated on the opposite side. If there is a distinct difference in the averages across a boundary, there is evidence that the boundary may be important in constraining the grade estimation.

         Contact plots were created form composite data for copper and gold grades. The changes in grade across each mineralized shell were studied; the plots are provided in Appendix C. Cu profiles behaved as expected across the shell boundaries. Distinct differences occur across each boundary. Au profiles are also distinct but less so. The differences are most marked for the respective 2% Cu shell domains relative to the grades in the 1% Cu shell. The Au shell in Hugo North shows distinct boundaries for Cu and Au relative to the rest of the material within the 2% Cu shell. The plots for the Au shell are shown in Figure 17-8.

17.2.5   ESTIMATION DOMAINS

         There is a strong trend to copper grade extending radially from the higher-grade core outward. Ordinary kriging does not behave well in conditions of non-stationarity (when average grade is not constant in the local neighbourhood of estimation). One way around the issue of stationarity is the use of grade shells, which divide the mineralization into similar, quasi-stationary domains. This method is particularly applicable when the drill density is sparse relative to observed gradients of composite grade values. Grades for blocks within the three Cu grade shells in each deposit or zone will be estimated with a hard boundary between the shells; only composites within the shell will be used to estimate blocks within the shell. Additionally, grades for blocks within the Au zone in Hugo North will be estimated with a hard boundary between the shells. The background estimation domain will use all composites outside of the three grade shells. For domains straddling the South-North divide, a soft boundary will be used; composites within a shell and within the respective search volume will be used to estimate blocks within that shell regardless of which zone the composites lie within.

DECEMBER 2003                      PAGE 17-12                        [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

FIGURE 17-8: Cu AND Au CONTACT PLOTS, Au SHELL VS. 2% Cu SHELL, HUGO NORTH
             DEPOSIT

[FIGURE]

[FIGURE]

DECEMBER 2003                      PAGE 17-13                        [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

17.3     EVALUATION OF EXTREME GRADES

         Extreme grades were examined for all grade items (copper, gold, and molybdenum), mainly by histograms and probability plots. Generally, the distributions do not indicate a problem with extreme grades for copper. Most of the capped grades for copper were therefore intended to remove outlier-type grades. For gold and molybdenum, capped grades were selected in domains with high coefficients of variation and/or where trends defined in the cumulative probability plots begin to become discontinuous. In the latter case, this generally occurred between the 98% to 99.5% level. Capped grades for the Hugo deposits are shown in Table 17-4. The capped grades were applied to the assay data prior to compositing.

         TABLE 17-4: HUGO CAPPING GRADES

ESTIMATION DOMAIN          % Cu     Au g/t     Mo ppm
=====================================================
HUGO SOUTH
 2% Cu Shell                11          2         600
 1% Cu Shell                 5          2       1,100
 0.6% Cu Shell               3          2       1,100
 Background                  3        1.5       1,100
 Number of Assays Capped    18         21          14
-----------------------------------------------------
HUGO NORTH
 Au Shell                    -          -           -
 2% Cu Shell                 -          3           -
 1% Cu Shell                 -          2         600
 0.6% Cu Shell               -        0.8           -
 Background                  2          1         400
 Number of Assays Capped     2         16           3

         Grades were further constrained during interpolation by using outlier restrictions on the composite data. This was done to locally control grade-smearing in areas of limited data. Minimal composites and model blocks were affected. Rationale for Cu was to restrict grades exceeding the shell threshold. Au was most problematic because, except for the Au zone, the gold grade distributions did not honour the Cu shells. Ideally, mineralized shells for gold would be better suited to control its interpolation, but the present data density precludes its use. AMEC recommends that the development of separate gold shells (those related to the Qmd, for example) be evaluated once the data density is sufficient (i.e., to Indicated Mineral Resource levels or higher). Mo grade was also restricted locally. Outlier grade levels are described in Section 17.6.

17.4     VARIOGRAPHY

         Variograms using the correlogram method were calculated for copper, gold, and molybdenum within each estimation domain. AMEC prefers to use a correlogram, rather

DECEMBER 2003                      PAGE 17-14                        [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         than the traditional variogram, because it is less sensitive to outliers and is normalized to the variance of data used for a given lag.

         The approach used to develop the correlogram models is to calculate a relatively large number of sample correlograms in several directions. Composite values were used to prepare the correlograms. Directional sample correlograms are calculated along horizontal azimuths of 0 degrees, 30 degrees, 60 degrees, 90 degrees, 120 degrees, 150 degrees, 180 degrees, 210 degrees, 240 degrees, 270 degrees, 300 degrees, and 330 degrees. For each azimuth, sample correlograms are also calculated at a dip of 30 degrees and 60 degrees down in addition to horizontally. Finally, a correlogram is calculated in the vertical direction. Using the 37 sample correlograms, an annealing algorithm determines the best-fit model. This model consists of a nugget effect; double-nested structure variance contributions; ranges for the variance contributions; and the model type (spherical type for this exercise). After fitting the variance parameters, the algorithm then fits an ellipsoid to the ranges from the directional models for each structure. The anisotropy in grade variation is given by the two ellipsoids. Variogram model parameters and orientation data of rotated variogram axes are shown in Tables 17-5 and 17-6, respectively. The correlograms are included in Appendix D.

         Correlograms in Hugo North mirrored the change in trend to north to northwesterly from the northeasterly trend in Hugo South. Both deposits showed consistent steep easterly dips. Plunges were flat in the South (mirroring the distribution of mineralized intercepts) and about 20 degrees to 30 degrees to the north in the North deposit (again supported by the trend in mineralized intercepts). Ranges were longest along strike of the respective trend for Cu and a mixture of along-the-trend and down-the-dip of the trend for Au. Ranges for the first structure in all metals tend to be less than 75 m. The ranges in the second structure tend to be less than 200 m.

         Variograms for copper and gold are well behaved in the principal drilling directions: azimuths 0(degree), 150 degrees, and 330 degrees, all dipping -60 degrees. The quality of molybdenum variograms ranges from acceptable to poor, but given that molybdenum is low grade and not economic, it is not currently a concern.

DECEMBER 2003                      PAGE 17-15                        [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

TABLE 17-5: Cu, Au, AND Mo VARIOGRAM PARAMETERS FOR HUGO SOUTH AND NORTH
DEPOSITS

                      NUGGET      SILLS              ROTATION ANGLES                    RANGES
                      NUGGET      SILLS     ----------------------------------  ------------------------
                        Co      C1     C2    Z1  X1'  Y1"   Z2  X2'   Y2"   Z1  X1'  Y1"   Z2  X2'  Y2"
========================================================================================================
Cu - SOUTH
            2% Shell   0.100  0.381  0.519  -10  -22   54   19  111    32   23   10   54  217   22   50
            1% Shell   0.400  0.400  0.200  -17   26   46  -49   50    16   31   12   53   80   33   15
          0.6% Shell   0.400  0.378  0.222   40   13   39   79   90   -26   20   10   16  104   19  100
          Background   0.210  0.300  0.490   29  -57   73  -47   -5    87   15   20   20  125  125  125
-------------------------------------------------------------------------------------------------------
Cu - NORTH
      2% + Au Shells   0.370  0.227  0.403   16   86   57  -17   19   -13   65  150   25   46   74  300
    1% + 0.6% Shells   0.477  0.261  0.263  -59  -29    1   20  -31    -4  218   25  126   50  150  300
          Background   0.192  0.246  0.562  -62  -52  -34  -42  -36   -48    7   11   38   25  150   75
-------------------------------------------------------------------------------------------------------
Au - SOUTH
            2% Shell   0.230  0.450  0.320   53  -43   52   90   63   -90   12   29  119  200   40  200
            1% Shell   0.250  0.418  0.332  -48  -62   35   64   44    -9   10   23   29  150  150  150
          0.6% Shell   0.010  0.489  0.501  -92  -27   15  -23  115   -52   10   65   42  150  150  150
          Background   0.400  0.390  0.210  -87  -60  -40   79   44    -6   10   67   90  150  150  150
-------------------------------------------------------------------------------------------------------
Au - NORTH
            Au Shell   0.295  0.389  0.316    5  -73  -28  -72    0   -75   20   20   20   80   80   80
      2% + 1% Shells   0.250  0.421  0.329    0    0   39  -28   13     9   20   40   40  150   80  150
    1% + 0.6% Shells   0.300  0.208  0.492  -51   -7   -8  -39    9    -6  100   50   50  150   75   49
          Background   0.350  0.404  0.246  -10   59   95  -70   59    -4   10   10   50  100   25  100
-------------------------------------------------------------------------------------------------------
Mo - SOUTH
            2% Shell   0.390  0.324  0.286    5  -30   42  -16  -25    33   36   16   50   50  223  196
            1% Shell   0.300  0.540  0.160   -7    9   54   44   16   -31   20   50   20  100  163  100
          0.6% Shell   0.450  0.353  0.197  -19    9   72  -21   43  -116   30   75   35   75  150   75
          Background   0.420  0.344  0.236  -28   95   55  -34  -19    61   30   10   29  400  210  200
-------------------------------------------------------------------------------------------------------
MO - NORTH
 2% + 1% + Au Shells   0.100  0.300  0.600  -71  -35    5    1   -1    37   15   40   50   50   50   80
    1% + 0.6% Shells   0.250  0.315  0.435   43    3  -24  -42   61   -20   50   20   30   70  114  103
          Background   0.500  0.172  0.328  -10  -21   49   13   26   -65   25   50   30  120   80   60

Notes:   Models are spherical.
         The first rotation is about Z, left hand rule is positive. The second rotation is about X', right hand rule is positive. The third rotation is about Y", left hand rule is positive.

DECEMBER 2003                      PAGE 17-16                        [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

TABLE 17-6: AZIMUTH AND DIP ANGLES OF ROTATED VARIOGRAM AXES, HUGO SOUTH AND NORTH DEPOSITS

                                  AXIS AZIMUTH                        AXIS DIP
                      -----------------------------------  -----------------------------
                        Z1      X1     Y1    Z2   X2   Y2   Z1   X1   Y1    Z2   X2   Y2
=========================================================  =============================
Cu - SOUTH
            2% Shell     275     53    350  232  139  198   33   48   -22  -17  -11   69
            1% Shell     230     98    343  151   53  311   39   40    26   38   10   50
          0.6% Shell     294    140     40  232  142   78   50   37    13    0    0   90
          Background     314     49     29  224  348  311    9   31   -57    3   84   -5

Cu - NORTH
      2% + Au Shells     253    163     16  129   69  343    2    3    86   67  -12   19
    1% + 0.6% Shells     298     30    301   28  112   20   61    1   -29   58   -4  -31
          Background     339     56    298   20   81  318   31  -20   -52   33  -37  -36

Au - SOUTH
            2% Shell     352    103     53  180   90   90   27   35   -43    0  -27   63
            1% Shell     273     10    312  231  147   64   22   16   -62   46   -7   43
          0.6% Shell     237     351   268  102   18  157   59   13   -27  -15   19   65
          Background     317     39    273  250  165   79   23  -19   -60   45   -4   44

Au - NORTH
            Au Shell      34    121      5   18   19  288   15   -8   -73   15  -75    0
      2% + 1% Shells     270     90    360  188   64  332   51   39     0   74    9   13
    1% + 0.6% Shells     358     40    309  110   50  321   80   -8    -7   79   -6    9
          Background     264    176    350  106   17  290   -3   30    60   31   -2   59

Mo - SOUTH
            2% Shell     305     71      5  287   59  344   40   35   -30   50    2  -25
            1% Shell     257     95    353  158  124   44   36   53     9   55  -30   16
          0.6% Shell     248     98    341   51  303  339   18   70     9  -19  -42   43
          Background     207    117    152  246   26  326   -3   -4    85   28   55  -19

Mo - NORTH
 2% + 1% + Au Shells     280     16    289  273   91    1   55    4   -35   53   37   -1
    1% + 0.6% Shells     139    132     43  115   30  318   66  -24     3   27  -10   61
          Background     278     58    350  115   60   13   38   45   -21   22  -55   26

Notes:   Azimuths are in degrees.
         Dips are positive up and negative down.

DECEMBER 2003                      PAGE 17-17                        [AMEC LOGO]

[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

17.5     MODEL SET-UP

         The estimates were made from 3D block models utilizing commercial mine planning software (MineSight(R)). Project limits are shown in Table 17-7. Cell size was 20 m east x 20 m north x 15 m high.

TABLE 17-7: HUGO DEPOSIT MODEL FRAMEWORK

DIRECTION    MINIMUM     MAXIMUM    BLOCK SIZE (M)   NUMBER OF BLOCKS
=====================================================================
Easting       650,000     653,500         20                175
Northing    4,764,000   4,769,000         20                250
Elevation        -505       1,430         15                129

         Bulk density data were assigned to a unique MineSight(R) assay database file. These data were composited into 15 m fixed-length down-hole values to reflect the block model bench height.

         The block model framework has expanded since the one developed in July 2003 to include new drilling further to the north and at depth. The same solids and surfaces used to tag the composites were used to assign codes and ore percent to the block model. Domain codes were assigned by a simple majority. In the case of assigning dyke codes to the block model, a slightly higher percentage of 60% was necessary (based on the assumption that segregation into ore or waste is highly unlikely above this threshold, i.e., dykes assumed to represent zero grade waste cutting the mineralized rock). For the ore percent model, the default value was set to 100%. This value was modified in blocks that intersected dykes by subtracting the percentage of dyke from 100 (i.e., for model blocks wholly within a dyke shape, the ore percent value would be 0). This percentage was used in the resource tabulation procedure to properly account for mineralized material. Percent below topography was also calculated into the model blocks.

17.6     ESTIMATION

         The Hugo deposit estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation. AMEC has found this to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions. While local predictions based on the small number of samples are uncertain(1), this method can produce reliable estimates of the recovered tonnage and grade over the entire deposit, i.e., global grade-tonnage curves from the estimations are accurate predictors of the actual grade-tonnage curves.

---------------------------
(1) Local grade estimates at the block-scale can be conditionally biased. Blocks estimated to be low grade will actually be higher grade and vice versa. Division of the deposits into domains prior to estimation reduces the impact of conditional bias.

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                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         Modelling consisted of grade interpolation by ordinary kriging. Only capped composite grades were selected. Nearest-neighbour grades were also estimated for validation purposes. The same composite sample selection neighbourhood was used for each estimation. Blocks and composites were matched on estimation domain. The search ellipsoids were oriented preferentially to the orientation of the Cu grade shells in each zone. For Hugo South, the long axis is 20 degrees east of north, with no plunge, and dips 55 degrees to the southeast. For Hugo North, the long axis of the ellipsoid is 10 degrees west of north, plunging 25 degrees north and dipping 55 degrees to the east. Search ranges were 300 m along the respective long axis, 200 m down the dip direction, and 200 m vertically. Block discretization is 4 x 4 x 3.

         A two-pass approach was instituted for interpolation within the grade shells. The first pass allowed a single hole to place a grade estimate in a block, while the second allowed a minimum of two holes from the same estimation domain. This approach was used to enable most blocks to receive a grade estimate within the shells, especially in the North. A single-pass, two-hole minimum rule was used in the background domains. All blocks received a minimum of three and maximum of four composites from a single drill hole (for the two-hole minimum pass). Maximum composite limits varied by metal: 9 for copper, 15 for gold, and 12 for molybdenum.

         Most interpolation runs implemented an outlier restriction to limit grade smearing in areas of limited data. The outlier distance was set to 50 m, or approximately half the drill hole spacing. The outlier grades for copper were 2.5% for the 1% shells, 1.3% in the 0.6% shells, and 0.6% in the background domain. Gold was a bit more complicated. Interpolation runs for Hugo South contained outlier gold grades of 1.5 g/t in the 2% shell; 0.35 g/t in the 1% shell; 0.30 g/t for Ign-hosted mineralization in the 0.6% shell and background domains; and 0.90 g/t and 0.60 g/t for Qmd-hosted material in the 0.6% shell and background domains, respectively. Hugo North outlier gold grades consisted of 1.0 g/t in the 2% shell (excluding the Au shell, which had no outlier restriction); 0.6 g/t in the 1% shell; 0.8 g/t in the 0.6% shell; and two outliers in the background domain -- 0.40 g/t in Qmd-hosted areas and 0.20 g/t for the remaining areas. AMEC believes that the need for local control by outlier restriction will greatly diminish as data density approaches that required to achieve a confidence level of Indicated Mineral Resource or higher.

         These parameters were based on the geological interpretation, data analyses, and variogram analyses. The number of composites used in estimating a model block grade followed a strategy that matched composite values and model blocks sharing the same ore code or domain. The minimum and maximum number of composites were adjusted for each grade item to incorporate an appropriate amount of grade smoothing. This was done by change-of-support analysis (Discrete Gaussian or Hermitian polynomial change-of-support method), as described below.

         Bulk density values were incorporated into the resource model by averaging composites. A maximum of six and minimum of two 15 m composites were used for the averaging. The

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                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         search was rectangular, measuring 200 m north x 200 m east x 50 m elevation. The assignment was constrained by matching composite values and model blocks that shared the same domain. In the event a block was not estimated, a default bulk density value of 2.78 was assigned.

17.6.1   VALIDATION

         INSPECTION OF ESTIMATION RUN FILES

         All interpolation scripts were printed, examined, and compared to the interpolation plan and variogram parameters. Any errors found were corrected, and the estimation was rerun.

         VISUAL INSPECTION

         AMEC completed a detailed visual validation of the Hugo deposit block model. The model was checked for proper coding of drill hole intervals and block model cells, in both section and plan. Coding was found to be properly done. Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans. The checks showed good agreement between drill hole composite values and model cell values. The hard boundaries between grade shells appear to have constrained grades to their respective estimation domains. The addition of an outlier restriction reduced a significant amount of grade smearing, as did adjusting domains of improperly assigned assays. Examples of representative sections and plans containing block model grades, drill hole composite values, and domain outlines are included in Appendix E.

         MODEL CHECK FOR CHANGE-OF-SUPPORT

         An independent check on the smoothing in the estimates was made using the Discrete Gaussian or Hermitian polynominal change-of-support method described by Journel and Huijbregts (Mining Geostatistics, Academic Press, 1978). The distribution of hypothetical block grades derived by this method is compared to the estimated model grade distribution by means of grade-tonnage curves. The grade-tonnage curves allow comparison of the histograms of the two grade distributions in a format familiar to mining. If the estimation procedure has adequately predicted grades for the selected block size, then the grade-tonnage curves should match closely. If the curves diverge significantly, then there is a problem with the estimated resource.

         This method uses the "declustered" distribution of composite grades from a nearest-neighbour or polygonal model to predict the distribution of grades in blocks. In this case, the blocks used in the model are 20 m x 20 m x 15 m. The unadjusted polygonal model assumes much more selectivity for ore and waste than is actually possible in mining practice, since many sample-sized volumes are averaged together within a block. This means that part of the sample-sized volumes in the block may be ore (above the mining cutoff) and part may be waste. Hence, the distribution of the grade of the blocks is not likely to resemble the distribution of grades from composite samples derived from the

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                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         polygonal estimate. The method assumes that the distribution of the blocks will become more symmetric as the variance of the block distribution is reduced, i.e., as the mining blocks become bigger.

         The histogram for the blocks is derived from two calculations:

         - the block-to-block variance (sometimes referred to in statistics as the between block variance), which is calculated by subtracting the average value of the variogram within a block from the variance for composite samples (the sill of the variogram)

         - the frequency distribution for the composite grades transformed by means of hermite polynomials (Herco: hermite correction) into a less-skewed distribution with the same mean as the declustered grade distribution and with the block-to-block variance of the grades. The distribution of hypothetical block grades derived by the Herco method is then compared to the estimated grade distribution to be validated by means of grade-tonnage curves.

         The distribution of calculated 20 m x 20 m x 15 m block grades for copper in the main domains of Hugo South and North are shown with dashed lines on the grade-tonnage curves in Figures 17-9 and 17-10. This is the distribution of grades based on 20 m blocks obtained from the change-of-support models. The continuous lines in the figures show the grade-tonnage distribution obtained from the block estimates. The grade-tonnage predictions produced for the model show that grade and tonnage estimates are validated by the change-of-support calculations over the likely range of mining grade cutoff values (0.8% to 1.2% Cu).

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                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         FIGURE 17-9: CHANGE-OF-SUPPORT GRADE-TONNAGE PLOTS FOR Cu MODEL
                      AND HERCO VALUES - HUGO SOUTH DOMAINS

[FIGURE]

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                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

        FIGURE 17-10: CHANGE-OF-SUPPORT GRADE-TONNAGE PLOTS FOR Cu MODEL
                      AND HERCO VALUES - HUGO NORTH DOMAINS

[FIGURE] [FIGURE]

[FIGURE] [FIGURE]

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                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         MODEL CHECKS FOR BIAS

         AMEC checked the block model estimates for global bias by comparing the average metal grades (with no cutoff) from the model (kriged grades) with means from nearest-neighbour estimates. (The nearest-neighbour estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cutoff grade is imposed and is a good basis for checking the performance of different estimation methods.) Results listed in Table 17-8 show no evidence of bias in the estimate.

         TABLE 17-8: GLOBAL MODEL MEAN GRADE VALUES BY DOMAIN IN EACH ZONE

                   NEAREST-NEIGHBOUR ESTIMATE   KRIGED ESTIMATE   % DIFFERENCE
==============================================================================
Cu (%) - SOUTH
2% Shell                    2.719                   2.672             -1.7
1% Shell                    1.289                   1.266             -1.8
0.6% Shell                  0.768                   0.758             -1.3
Background                  0.110                   0.115              4.5
------------------------------------------------------------------------------
Cu (%) - NORTH
Au Shell                    3.225                   3.192             -1.0
2% Shell                    2.538                   2.614              3.0
1% Shell                    1.296                   1.289             -0.5
0.6% Shell                  0.774                   0.731             -5.5
Background                  0.048                   0.043            -10.4
------------------------------------------------------------------------------
Au (G/T) - SOUTH
2% Shell                    0.196                   0.189             -3.6
1% Shell                    0.055                   0.052             -5.5
0.6% Shell                  0.110                   0.096            -12.7
Background                  0.025                   0.025               0
------------------------------------------------------------------------------
Au (G/T) - NORTH
Au Shell                    1.072                   1.146              6.9
2% Shell                    0.188                   0.197              4.8
1% Shell                    0.154                   0.151             -1.9
0.6% Shell                  0.144                   0.139             -3.5
Background                  0.014                   0.012            -14.3
------------------------------------------------------------------------------
Mo (PPM) - SOUTH
2% Shell                    44.8                    43.4              -3.1
1% Shell                    50.2                    49.2              -2.0
0.6% Shell                  77.3                    80.9               4.7
Background                  18.3                    20.8              13.7
------------------------------------------------------------------------------
Mo (PPM) - NORTH
Au Shell                    31.2                    28.6              -8.3
2% Shell                    25.0                    26.0               4.0
1% Shell                    47.6                    50.7               6.5
0.6% Shell                  43.6                    45.3               3.9
Background                   6.4                     6.4                 0

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                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         AMEC also checked for local trends in the grade estimates (swath checks). This was done by plotting the mean values from the nearest-neighbour estimate against the kriged results for benches, northings and eastings. The kriged estimates should be smoother than the nearest-neighbour estimate, thus the nearest-neighbour estimate should fluctuate around the kriged estimate on the plots. Results behaved as predicted and show no significant bias in the estimates.

         FIGURE 17-11: RESULTS FOR Cu IN THE 2% Cu SHELLS

[FIGURE]

[FIGURE]

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[IVANHOE MINES LOGO]       IVANHOE MINES LTD.
                           TECHNICAL REPORT
                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

         FIGURE 17-12: RESULTS FOR Au IN THE 2% Cu SHELLS

[FIGURE]

[FIGURE]

         HISTOGRAMS AND PROBABILITY PLOTS

         Histograms were constructed to show the frequency of sample grades within the mineralized domains. Both kriged and nearest-neighbour plots were made for copper, gold, and molybdenum. The statistical properties are summarized in Tables 17-2 and 17-3. The nearest-neighbour plots mimic the respective composite value distribution. The kriged results show the formation of a more-symmetric distribution because of the smoothing effect caused by using multiple values from multiple drill holes to interpolate a model block value.

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                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

17.7     MINERAL RESOURCE CLASSIFICATION AND SUMMARY

         The mineral resources of the Hugo deposit for the Oyu Tolgoi project were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101. All interpolated blocks within the grade shells (most less than 150 m from a drill composite and interpolated by composites from at least two drill holes) were assigned as an Inferred Mineral Resource. In the background domain, only interpolated blocks within 150 m of a drill composite were assigned as an Inferred Mineral Resource. As mentioned in the July 2003 Technical Report, AMEC determined that a drill grid approximately 100 m (along trend of mineralization) x 50 m (horizontal spacing) would be necessary to reach a sufficient level of confidence in geologic and grade continuity to be able to declare an Indicated Mineral Resource at Hugo.

         The mineralization of the Hugo deposit, Oyu Tolgoi project, as of 10 November 2003 is classified as an Inferred Mineral Resource. The resource is shown by total deposit and by deposit depth, respectively, in Tables 17-9 and 17-10, reported at a copper equivalent cutoff grade. The equivalent grade was calculated using only assumed metal prices for copper and gold. The assumed prices were US$0.80 for copper and US$350/oz for gold. For convenience the formula is:

                  CuEq = %Cu + (g/t Au*11.25)/17.64

         The Hugo deposit could be mined by either (or both) open pit or underground bulk mining (e.g., block cave, sublevel cave) methods. The current mineral resource model will need to incorporate additional dilution and allowances for mining recovery for any underground scenario prior to conversion to mineral reserves.

TABLE 17-9: HUGO DEPOSIT, OYU TOLGOI PROJECT, MINERAL RESOURCE SUMMARY - 10 NOVEMBER 2003

                                         GRADE                 CONTAINED METAL
    CuEq                          --------------------   ---------------------------
CUTOFF GRADE    TONNES    CuEq     Cu     Au       Mo    Cu TONNES      Au OUNCES
    (%)           (k)     (%)      (%)   (g/t)   (ppm)      (k)            (k)
====================================================================================
>or= 3.50         47,900   4.29   3.68    0.96      30       1,760             1,470
>or= 3.00         75,800   3.91   3.42    0.76      30       2,590             1,860
>or= 2.50        115,200   3.51   3.11    0.61      31       3,590             2,270
>or= 2.00        149,400   3.22   2.88    0.53      31       4,310             2,560
>or= 1.50        234,300   2.65   2.39    0.40      39       5,610             3,020
>or= 1.25        412,500   2.09   1.92    0.27      43       7,930             3,550
>or= 1.00        575,500   1.82   1.67    0.23      47       9,620             4,300
>or= 0.90        654,900   1.71   1.57    0.22      50      10,300             4,640
>or= 0.80        778,900   1.57   1.45    0.20      53      11,280             4,990
>or= 0.70        889,700   1.47   1.36    0.18      55      12,060             5,230
>or= 0.60        961,600   1.41   1.30    0.18      56      12,480             5,420
>or= 0.50      1,082,500   1.31   1.21    0.17      56      13,060             5,800
>or= 0.40      1,358,100   1.14   1.04    0.15      57      14,140             6,430
>or= 0.30      1,800,300   0.94   0.86    0.12      57      15,500             7,220

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                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

TABLE 17-10: HUGO DEPOSIT MINERAL RESOURCE SUMMARY BY DEPTH - 10 NOVEMBER 2003

                  CUEQ/CUTOFF GRADE                                     CUEQ     CU      AU      MO
                         (%)                                TONNES       (%)     (%)    (G/T)   (PPM)
=====================================================================================================
1,160 to 1,040 m level (0 - 120 m below surface)
>or= 0.6                                                 1,000,000      0.90    0.66     0.38      43
>or= 2.0                                                 -              -       -        -         -
-----------------------------------------------------------------------------------------------------
1,040 to 900 m level (120 - 240 m below surface)
>or= 0.6                                                 19,300,000     0.86    0.82     0.06      66
>or= 2.0                                                 -              -       -        -         -
-----------------------------------------------------------------------------------------------------
900 to 780 m level (240 - 360 m below surface)
>or= 0.6                                                 65,000,000     1.02    0.99     0.04      53
>or= 2.0                                                 200,000        2.68    2.56     0.19      18
-----------------------------------------------------------------------------------------------------
780 to 660 m level (360 - 480 m below surface)
> 0.6                                                    106,500,000    1.33    1.29     0.07      57
> 2.0                                                    13,000,000     3.12    2.98     0.21      38
-----------------------------------------------------------------------------------------------------
660 to 540 m level (480 - 600 m below surface)
>or= 0.6                                                 120,200,000    1.30    1.25     0.08      61
>or= 2.0                                                 15,900,000     2.71    2.61     0.16      42
-----------------------------------------------------------------------------------------------------
540 to 420 m level (600 - 720 m below surface)
>or= 0.6                                                 118,700,000    1.09    1.03     0.09      72
>or= 2.0                                                 6,200,000      2.61    2.46     0.23      42
-----------------------------------------------------------------------------------------------------
420 to 300 m level (720 to 840 m below surface)
>or= 0.6                                                 104,300,000    1.16    1.08     0.12      60
>or= 2.0                                                 7,600,000      2.62    2.50     0.20      24
-----------------------------------------------------------------------------------------------------
300 to 180 m level (840 to 960 m below surface)
>or= 0.6                                                 110,700,000    1.52    1.37     0.23      57
>or= 2.0                                                 20,000,000     3.59    3.24     0.56      21
-----------------------------------------------------------------------------------------------------
180 to 60 m level (960 to 1,080 m below surface)
>or= 0.6                                                 105,500,000    1.67    1.52     0.23      52
>or= 2.0                                                 25,300,000     3.35    3.02     0.52      24
-----------------------------------------------------------------------------------------------------
60 to -60 m level (1,080 to 1,200 m below surface)
>or= 0.6                                                 98,700,000     1.85    1.63     0.36      51
>or= 2.0                                                 26,400,000     3.67    3.11     0.88      37
-----------------------------------------------------------------------------------------------------
-60 to -180 m level (1,200 to 1,320 m below surface)
>or= 0.6                                                 71,800,000     1.79    1.58     0.33      37
>or= 2.0                                                 23,600,000     3.19    2.78     0.65      33
-----------------------------------------------------------------------------------------------------
-180 to -300 m level (1,320 to 1,440 m below surface)
>or= 0.6                                                 36,400,000     1.68    1.42     0.40      27
>or= 2.0                                                 10,700,000     2.76    2.24     0.81      19
-----------------------------------------------------------------------------------------------------
-300 to -420 m level (1,440 to 1,560 m below surface)
>or= 0.6                                                 3,500,000      1.04    0.85     0.29      34
>or= 2.0                                                 300,000        2.33    1.61     1.13      22

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                           HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

18.0     OTHER RELEVANT DATA AND INFORMATION

         No other data or information are relevant for the review of the Hugo deposit, Oyu Tolgoi project.

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19.0     REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT
         PROPERTIES

         This section is not relevant for this study.

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20.0     CONCLUSIONS AND RECOMMENDATIONS

         AMEC reviewed pertinent data from the Hugo deposit, Oyu Tolgoi project, to obtain a sufficient level of understanding to estimate and tabulate an updated mineral resource summary. AMEC's general conclusions from this work are as follows:

         - The geology of the Hugo deposit is becoming well known. That understanding was reflected in the geology and mineralized models produced for the estimate.

         - Since March 2003, the exploration program has focussed on the Hugo deposit and consisted almost exclusively of diamond drilling. Due to the depth of holes needed to continue to test the extensions of this deposit (particularly the northeastern, gold-rich portions), Ivanhoe has started to use original drill holes as parent holes for drilling multiple daughter holes. This is achieved using Navi-Drill(R) technology.

         - The database used to estimate the mineral resources for the Hugo deposit consists of samples and geological information from 136 core drill holes drilled by Ivanhoe between 2002 and mid-2003. The data cutoff date was 31 October 2003. Data transfer to the resource database was validated from original certificates through a 5% check of the database.

         - Ivanhoe employs a comprehensive QA/QC program. Each batch of 20 samples contains four or five quality control samples. The quality control samples comprise one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation; a reject or pulp preparation duplicate, which is inserted during sample preparation; and one or two reference material samples (one <2% Cu and one >2% Cu if higher grade mineralization has been visually estimated), which are inserted after sample preparation. A total of 33 different reference materials have been developed for the Oyu Tolgoi deposits and are used to monitor the assaying of six different ore types made up of varying combinations of chalcopyrite, bornite, primary and supergene chalcocite, enargite, covellite, and molybdenite. Ivanhoe strictly monitors the performance of the standard reference material
                  (SRM) samples as the assay results arrive at site. If a batch fails based on standard reference materials and blank samples, it is re-assayed until it passes unless the batch is deemed to represent barren intervals.

         - AMEC reviewed Ivanhoe's QA/QC procedures at site and found them to be strictly adhered to. Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process. AMEC evaluated the duplicate performance of core, coarse reject, and pulp and found the results to be well within the respective accepted ranges for copper. Gold and molybdenum had poorer performance, but the results could be affected by limited data above values close to analytical limits and by coarser gold associated with higher grades. The current Ivanhoe QA/QC program meets or exceeds industry standards and demonstrates that the assay process for Hugo data is in control.

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         -        The Hugo resource model was developed using industry-accepted methods. AMEC validated the model estimates and found them to reasonably estimate grade and tonnage for the Hugo deposit.

         - The mineralization of the Hugo deposit is classified as an Inferred Mineral Resource using logic consistent with the CIM definitions referred to in NI 43-101. To reach a sufficient level of confidence in geologic and grade continuity to declare an Indicated Mineral Resource at Hugo, a drill grid of approximately 100 m (along trend of mineralization) x 50 m (horizontal spacing) would be necessary.

         This independent mineral resource estimate and review by AMEC supports the November 2003 Hugo Mineral Resource statement.

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21.0     REFERENCES

         Juras, S., February 2003. Technical Report on the Oyu Tolgoi Project,
                  Mongolia. National Instrument 43-101 Technical Report.

         Juras, S., July 2003. Technical Report on the Far North Deposit, Oyu
                  Tolgoi Project, Mongolia. National Instrument 43-101 Technical Report.

         Cargill, D.G., 2002. Report on the Oyu Tolgoi Exploration Project, Gobi
                  Region, Mongolia. National Instrument 43-101 Technical Report, January 2002.

DECEMBER 2003                      PAGE 21-1                         [AMEC LOGO]

[IVANHOE MINES LOGO]

IVANHOE MINES LTD.
TECHNICAL REPORT
HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

                                                                      APPENDIX A

                                                                      Composites

                                                    A-1 Hugo Deposit Drill Holes
                                                 A-2 Hugo South Composite Values
                                                 A-3 Hugo North Composite Values

DECEMBER 2003                      APPENDICES                        [AMEC LOGO]

TABLE A-1: HUGO DEPOSIT ASSAYED DRILL HOLE LISTING, NOVEMBER 2003

 DHID        EAST       NORTH     ELEVATION   AZIMUTH    DIP    LENGTH
-------    --------   ---------   ---------   -------   -----   ------
OTD244     651127.4   4765331.5     1163.80      0.0    -60.0    580.3
OTD246     650925.3   4765331.5     1165.89      0.0    -60.0    499.6
OTD250     651525.9   4765329.5     1160.07      0.0    -60.0    379.5
OTD254     650925.6   4765213.0     1165.26      0.0    -60.0    648.4
OTD257     651525.2   4764991.0     1160.92    270.0    -60.0    329.2
OTD259     650725.3   4765191.5     1167.39      0.0    -60.0    615.0
OTD267     650349.4   4764893.5     1176.60      0.0    -60.0    508.6
OTD270     651330.1   4765389.0     1161.50      0.0    -60.0    880.9
OTD272     650931.9   4765453.5     1166.71      0.0    -60.0    562.7
OTD273     651325.4   4765509.5     1161.36      0.0    -60.0    807.7
OTD278     651125.7   4765451.0     1163.34      0.0    -60.0    702.4
OTD282     651325.9   4765630.0     1162.99      0.0    -60.0    763.4
OTD286     651330.3   4765268.5     1162.21      0.0    -60.0    881.9
OTD287     651128.0   4765572.5     1162.49      0.0    -60.0    458.8
OTD287A    651128.0   4765572.5     1162.49      0.0    -60.0    727.5
OTD289     651192.7   4765841.5     1165.11    125.0    -70.0    665.3
OTD298     651326.9   4765150.0     1163.03      0.0    -60.0    850.0
OTD303     651424.2   4765430.5     1160.43      0.0    -60.0    895.0
OTD304     651074.4   4765680.0     1162.94    125.0    -60.0    936.2
OTD305     651425.3   4765308.0     1161.44      0.0    -60.0    842.2
OTD306     651325.0   4764545.0     1160.00    180.0    -60.0    470.0
OTD310     651287.4   4765965.5     1164.16    130.0    -70.0    903.0
OTD313     651425.3   4765547.5     1161.57      0.0    -60.0    952.5
OTD319     651599.1   4765796.0     1162.46    305.0    -70.0    929.0
OTD324     651378.9   4765240.5     1161.65    305.0    -70.0    832.3
OTD327     651664.2   4765880.5     1162.15    309.2    -69.3    860.9
OTD329     651624.9   4765535.5     1161.68    307.3    -70.6    830.4
OTD333     650993.8   4765978.5     1164.49    124.9    -70.2    578.5
OTD334     651281.1   4765043.0     1163.57    305.9    -69.7    556.9
OTD339     651518.0   4765855.5     1163.14    305.4    -69.8    686.0
OTD342     650879.3   4765812.0     1165.22    125.0    -70.0    989.5
OTD343     650831.7   4766092.5     1165.68    125.0    -70.0   1272.0
OTD346     651183.8   4765116.0     1165.12    305.0    -70.0    704.2
OTD355     651943.1   4766297.0     1160.42    307.4    -71.0   1076.8
OTD355A    651943.1   4766297.0     1160.49    307.4    -71.0   1355.8
OTD355B    651943.1   4766297.0     1160.50    307.4    -71.0   1089.0
OTD355C    651943.1   4766297.0     1160.50    306.3    -71.0    971.2
OTD356     651756.6   4765457.0     1160.46    305.0    -70.0   1109.7
OTD359     651105.5   4766140.5     1165.39    128.3    -69.8    653.0
OTD363     651617.8   4766524.5     1162.69    310.7    -69.3    872.0
OTD366     651530.8   4765234.0     1161.09    305.3    -71.6    833.0
OTD367     652071.9   4766584.5     1161.60    304.2    -70.3    964.1
OTD367A    652071.9   4766584.5     1161.85    304.2    -70.3   1422.5
OTD367B    652071.9   4766584.5     1161.85    304.2    -70.3   1355.2
OTD367D    652071.9   4766584.5     1161.85    301.7    -70.5   1273.4
OTD367E    652071.9   4766584.5     1161.85    304.2    -70.3   1360.0
OTD367F    652071.9   4766584.5     1161.85    304.2    -70.3   1588.0
OTD367G    652071.9   4766584.5     1161.85    304.2    -70.3   1763.8
OTD369     651772.1   4765409.5     1160.04      0.0    -90.0   1060.0
OTD373     651820.3   4765761.0     1160.89    308.8    -69.5    917.0

 DHID        EAST       NORTH     ELEVATION   AZIMUTH    DIP    LENGTH
-------    --------   ---------   ---------   -------   -----   ------
OTD374     651902.8   4765825.0    1160.57     304.8    -86.6   1149.8
OTD374A    651902.8   4765826.0    1160.57     304.8    -86.6    960.8
OTD376A    650703.0   4766197.5    1166.52     125.0    -70.0    784.5
OTD377     651942.1   4766050.5    1158.96     305.0    -70.0    961.9
OTD378     651540.1   4765343.5    1159.94     305.0    -70.0    720.0
OTD381     651658.1   4765884.5    1161.98     305.0    -55.0    771.9
OTD382     651632.2   4765270.5    1159.54     305.0    -70.0    925.0
OTD383     652091.4   4766791.5    1163.06     305.0    -70.0   1194.4
OTD383A    652091.4   4766791.5    1163.06     305.0    -70.0   1222.3
OTD383B    652091.4   4766791.5    1163.10     305.0    -70.0   1302.0
OTD383C    652091.4   4766791.5    1163.10     305.0    -70.0   1309.7
OTD383D    652091.4   4766791.5    1163.10     305.0    -70.0   1579.6
OTD385     651376.7   4765460.5    1160.89     305.0    -70.0    761.0
OTD392     651307.9   4765400.0    1161.67     305.0    -70.0    592.0
OTD395     651316.1   4765292.5    1162.01     305.0    -70.0    596.4
OTD396     651519.4   4766970.5    1165.59     111.2    -84.8    941.0
OTD399     650905.6   4767021.0    1170.27     125.0    -80.0    781.7
OTD401     651168.4   4765507.0    1162.28     125.0    -70.0    822.0
OTD401A    651168.4   4765507.0    1162.28     125.0    -70.0    816.5
OTD401B    651168.4   4765507.0    1162.28     125.0    -70.0    932.0
OTD402     651269.9   4767399.5    1170.03     125.0    -85.0   1095.5
OTD404     651502.0   4765155.5    1161.53     305.0    -70.0    733.0
OTD405     651102.1   4766878.0    1168.73     125.0    -80.0    919.5
OTD407     651501.7   4765155.5    1161.42     305.0    -62.0    851.0
OTD409     651599.2   4767256.5    1165.09     133.6    -86.0   1192.4
OTD409A    651599.1   4767257.0    1164.77     125.0    -85.0   1417.3
OTD410     651443.0   4765055.0    1161.96     305.0    -60.0    806.0
OTD411     651768.8   4766039.0    1160.04     308.8    -64.9    774.3
OTD411A    651768.8   4766039.0    1160.04     305.0    -65.0    881.8
OTD412     651488.9   4766846.5    1166.04     125.8    -84.9    951.6
OTD413     651473.6   4766627.5    1164.35     120.2    -85.3    829.2
OTD414     652025.0   4766470.5    1161.70     305.4    -75.5    973.5
OTD414A    652025.0   4766470.5    1161.70     305.9    -75.8   1131.7
OTD415     651329.9   4766349.0    1163.67     126.0    -71.0    693.5
OTD417     651374.1   4764958.0    1162.10     303.4    -69.7    636.0
OTD418     651276.8   4766278.5    1163.37     127.4    -80.4    722.0
OTD419     651387.3   4766916.0    1165.52     122.6    -85.2   1332.5
OTD420     651429.8   4766283.0    1162.84     128.0    -70.5    790.5
OTD421     651367.7   4766202.0    1162.89     125.1    -69.6    912.3
OTD422     651083.8   4766521.5    1166.93     120.1    -69.9    680.2
OTD422A    651083.8   4766521.5    1166.93     125.0    -70.0    911.0
OTD423     651547.2   4765460.0    1160.38     309.4    -78.2    861.1
OTD424     651686.6   4765484.5    1160.97     303.4    -69.9    869.0
OTD426     651237.6   4766296.5    1163.64     200.4    -58.7    702.0
OTD442     651425.8   4765557.0    1161.24     303.6    -67.8    717.0
OTD443     651367.4   4766202.0    1162.41     128.9    -83.6    719.4
OTD444     651143.4   4767087.0    1167.88     122.9    -83.4   1174.0
OTD445     650655.7   4765968.5    1167.17      90.0    -55.0    778.0
OTD446     651083.4   4766522.0    1166.98     118.4    -86.2    750.8
OTD447     651865.1   4766220.0    1160.29     305.0    -70.3   1081.6
OTD447A    651865.0   4766220.0    1160.35     305.0    -70.0    939.0

  DHID       EAST       NORTH     ELEVATION   AZIMUTH    DIP    LENGTH
---------  --------   ---------   ---------   -------   -----   ------
   OTD448  651307.4   4765510.5    1161.37     305.3    -69.6    632.0
   OTD449  652049.5   4767202.5    1165.25     272.3    -79.4   1439.0
  OTD449A  652049.5   4767202.5    1165.25     270.0    -80.0   1337.4
  OTD449B  652049.5   4767202.5    1165.25     270.0    -80.0   1675.5
   OTD451  651346.7   4765608.5    1162.19     305.0    -73.0    639.3
   OTD452  650781.4   4766013.5    1165.52     126.4    -73.4    844.5
   OTD455  651761.6   4767142.5    1163.16     234.7    -85.9    999.0
  OTD455A  651767.0   4767147.0    1163.20     232.2    -87.5   1428.0
  OTD455B  651771.8   4767149.0    1163.51     240.0    -85.0   1428.2
   OTD458  651866.6   4765969.5    1159.22     297.8    -79.6    971.9
  OTD458A  651866.6   4765969.5    1159.20     305.0    -75.0    855.8
   OTD460  651678.8   4765737.5    1161.70     306.6    -72.4    845.4
   OTD461  652055.5   4765963.5    1158.24     308.3    -64.6    925.3
   OTD463  652017.5   4766476.0    1161.66     308.2    -75.3   1501.9
  OTD463A  652017.5   4766476.0    1161.70     305.0    -75.0   1499.3
   OTD464  652168.2   4766130.5    1159.19     305.6    -62.5   1146.0
  OTD464A  652168.2   4766130.5    1159.19     305.0    -65.0   1206.8
  OTD465A  652041.9   4767351.0    1165.76     270.0    -80.0   1358.5
  OTD465B  652041.9   4767351.0    1165.76     270.0    -80.0   2000.0
   OTD469  652171.1   4765889.0    1158.37     308.1    -64.8   1150.8
   OTD470  651148.8   4765620.0    1162.44     122.4    -64.6    871.0
   OTD505  651703.4   4767448.0    1166.87     239.6    -79.7   1203.9
  OTD505A  651703.4   4767448.0    1166.87     239.6    -79.7   1188.7
   OTD514  652050.0   4767501.0    1165.00     267.7    -79.9   2000.0
   OTD522  651338.1   4766459.5    1164.55      48.6    -59.7   1311.7
 OTRCD340  651490.8   4765508.0    1160.81     307.2    -69.1    867.7
 OTRCD344  651720.6   4765957.5    1160.73     309.4    -69.0    806.6
 OTRCD347  651717.0   4765715.0    1161.71     305.0    -70.0    893.2
 OTRCD350  651678.2   4765618.5    1161.63     305.0    -70.0    918.0
 OTRCD352  651817.9   4766130.0    1159.69     298.6    -70.8    610.2
OTRCD352A  651817.9   4766130.0    1159.69     298.6    -70.8    849.0
 OTRCD353  651609.8   4765424.5    1160.34     317.7    -71.0    797.0
 OTRCD365  651826.3   4765878.5    1160.85     307.1    -69.2   1265.6
OTRCD365A  651826.3   4765878.5    1160.85     307.1    -69.2    765.8
 OTRCD388  651765.7   4766057.0    1159.65     305.0    -80.0    729.5

TABLE A.2: HUGO SOUTH COMPOSITED ASSAY VALUES (FOR VALUES >= 0.60% Cu)
A NEGATIVE VALUE DENOTES "NO ASSAY VALUE". DOMAIN CODE DESCRIPTIONS ARE IN TABLE 17-1.

 DHID      EASTING    NORTHING    ELEVATION   CU (WT%)  AU (G/T)    MO (PPM)   DOMAIN   ROCK CODE   TO    LENGTH   ZONE
------     --------   ---------   ---------   --------  --------    --------   ------   ---------   ---   ------   ----
OTD244     651126.3   4765428.5     995.36      0.61      0.05          30       10         7       197     5.0      7
OTD244     651126.3   4765438.5     978.04      0.67      0.06          60       10         7       217     5.0      7
OTD244     651126.3   4765441.0     973.71      1.01      0.07         111       10         7       222     5.0      7
OTD244     651126.2   4765443.5     969.81      0.62      0.05         151       10         7       226     4.0      7
OTD244     651126.3   4765482.5     905.92      0.78      0.05          85        6         7       301     5.0      7
OTD244     651126.3   4765485.0     901.66      0.62      0.03         112        6         7       306     5.0      7
OTD244     651126.4   4765487.5     897.40      0.84      0.04         188        6         7       311     5.0      7
OTD244     651126.4   4765490.5     893.13      0.66      0.03         102        6         7       316     5.0      7
OTD244     651126.5   4765493.0     888.88      0.68      0.04         114        6         7       321     5.0      7
OTD244     651126.6   4765495.5     884.63      0.68      0.04          81        6         7       326     5.0      7
OTD244     651126.6   4765498.0     880.38      0.72      0.05          73        6         7       331     5.0      7
OTD244     651126.7   4765501.0     876.13      0.95      0.03         137        6         7       336     5.0      7
OTD244     651126.8   4765503.5     871.90      0.70      0.04          62        6         7       341     5.0      7
OTD244     651126.9   4765506.5     867.67      0.85      0.05          28        6         7       346     5.0      7
OTD244     651127.1   4765508.5     863.43      0.79      0.05          76        6         7       351     5.0      7
OTD244     651127.5   4765516.5     850.78      0.92      0.04          76        6         7       366     5.0      7
OTD244     651127.8   4765522.0     842.40      0.85      0.05          38        6         7       376     5.0      7
OTD244     651128.0   4765524.5     838.22      0.89      0.03          46        6         7       381     5.0      7
OTD244     651128.3   4765527.5     834.04      0.62      0.04          32        6         7       386     5.0      7
OTD244     651128.8   4765533.0     825.77      0.94      0.05          52        6         7       396     5.0      7
OTD244     651129.1   4765536.5     821.62      0.99      0.04          99        6         7       401     5.0      7
OTD244     651129.4   4765539.0     817.52      0.95      0.05          94        6         7       406     5.0      7
OTD244     651129.8   4765542.0     813.43      0.74      0.03          47        6         7       411     5.0      7
OTD244     651130.1   4765545.0     809.33      0.84      0.04          50        6         7       416     5.0      7
OTD244     651130.4   4765547.5     805.25      0.66      0.03          62        6         7       421     5.0      7
OTD244     651130.9   4765550.5     801.17      0.77      0.03          70        6         7       426     5.0      7
OTD244     651131.3   4765553.5     797.09      0.72      0.02          78        6         7       431     5.0      7
OTD244     651131.7   4765556.0     793.00      0.75      0.03          40        6         7       436     5.0      7
OTD244     651132.1   4765559.0     788.94      0.81      0.03          39        6         7       441     5.0      7
OTD244     651132.6   4765562.0     784.88      0.87      0.04          44        6         7       446     5.0      7
OTD244     651132.9   4765564.5     780.82      0.63      0.02          41        6         7       451     5.0      7
OTD244     651133.5   4765567.5     776.77      0.65      0.02         110        6         7       456     5.0      7
OTD244     651134.5   4765573.5     768.68      0.66      0.02          79        6         7       466     5.0      7
OTD244     651135.6   4765579.5     760.66      0.83      0.02         306        6         7       476     5.0      7
OTD244     651136.1   4765582.5     756.67      0.71      0.05         179        6         7       481     5.0      7
OTD244     651136.6   4765585.5     752.67      0.73      0.03         120        6         7       486     5.0      7
OTD244     651137.3   4765588.5     748.73      0.66      0.02         150        6         7       491     5.0      7
OTD244     651139.5   4765600.0     733.07      0.63      0.03         122        6         7       511     5.0      7
OTD244     651140.0   4765602.5     729.96      0.71      0.07          83        6         7       514     3.0      7
OTD244     651145.9   4765630.0     696.28      1.09      0.06         100       10         1       559     5.0      7
OTD244     651146.6   4765633.5     692.51      0.60      0.04         123       10         1       564     5.0      7
OTD244     651147.4   4765636.5     688.74      0.66      0.08         131       10         1       569     5.0      7
OTD246     650920.6   4765443.0     975.44      0.70      0.06          50       10         7       223     5.0      7
OTD246     650920.1   4765453.0     958.29      0.72      0.08         108       10         7       243     5.0      7
OTD246     650919.9   4765456.0     954.01      0.70      0.06         117       10         7       248     5.0      7
OTD246     650919.5   4765463.5     941.15      0.81      0.06         116       10         7       263     5.0      7
OTD246     650919.3   4765466.0     936.86      0.70      0.05         126       10         7       268     5.0      7
OTD246     650919.2   4765468.5     932.58      0.75      0.06         252       10         7       273     5.0      7
OTD246     650918.5   4765478.5     915.43      0.74      0.06         189       10         7       293     5.0      7
OTD246     650918.3   4765481.5     911.15      0.78      0.06         120       10         7       298     5.0      7
OTD246     650916.6   4765502.5     876.86      0.60      0.06         225       10         7       338     5.0      7
OTD246     650916.3   4765505.0     872.58      0.68      0.08         231       10         7       343     5.0      7
OTD246     650915.6   4765512.5     859.72      0.91      0.09          84       10         7       358     5.0      7
OTD246     650915.3   4765515.0     855.43      0.68      0.09         167       10         7       363     5.0      7
OTD254     650922.7   4765287.0    1037.86      0.81      0.02         213       10         7       150     5.0      7
OTD254     650922.5   4765289.0    1033.53      1.03      0.03         166       10         7       155     5.0      7
OTD254     650922.3   4765291.5    1029.20      0.79      0.02         226       10         7       160     5.0      7
OTD254     650921.8   4765299.0    1016.21      0.82      0.05          52       10         7       175     5.0      7
OTD254     650921.6   4765301.5    1011.88      0.65      0.04          63       10         7       180     5.0      7
OTD254     650921.2   4765306.5    1003.22      0.71      0.05         116       10         7       190     5.0      7
OTD254     650920.9   4765309.0     998.89      0.63      0.05         129       10         7       195     5.0      7
OTD254     650920.8   4765311.5     994.56      0.65      0.04         115       10         7       200     5.0      7
OTD254     650920.6   4765314.0     990.23      0.77      0.07         182       10         7       205     5.0      7
OTD254     650920.4   4765316.5     985.90      0.88      0.12         100       10         7       210     5.0      7
OTD254     650919.9   4765324.0     972.91      0.67      0.05         131       10         7       225     5.0      7

 DHID      EASTING    NORTHING    ELEVATION   CU (WT%)  AU (G/T)    MO (PPM)   DOMAIN   ROCK CODE   TO    LENGTH   ZONE
------     --------   ---------   ---------   --------  --------    --------   ------   ---------   ----  ------   ----
OTD254     650919.4   4765334.0     955.59      0.61      0.02          97       10         7       245    5.0      7
OTD254     650919.1   4765339.0     946.93      0.68      0.03         179       10         7       255    5.0      7
OTD254     650918.6   4765349.0     929.61      0.62      0.06         138       10         7       275    5.0      7
OTD254     650918.1   4765359.0     912.28      0.66      0.05         149       10         7       295    5.0      7
OTD254     650917.8   4765364.0     903.62      0.84      0.06         133       10         7       305    5.0      7
OTD254     650917.6   4765369.0     894.96      0.78      0.05         111       10         7       315    5.0      7
OTD254     650916.7   4765384.0     868.93      0.60      0.03         116       10         1       345    5.0      7
OTD259     650724.6   4765253.5    1055.88      0.77      0.06          50       10         1       130    5.0      7
OTD259     650724.5   4765258.0    1047.05      0.78      0.09          93       10         1       140    5.0      7
OTD259     650723.3   4765281.5    1002.77      0.90      0.14          53       10         1       190    5.0      7
OTD259     650711.2   4765384.0     791.61      1.18      0.09         156       10         1       425    5.0      7
OTD259     650710.9   4765386.5     787.11      1.14      0.27          51       10         1       430    5.0      7
OTD267     650349.3   4764929.5    1113.52      2.24      0.73          22       10         1        75    5.0      7
OTD267     650349.3   4764932.0    1109.14      0.64      0.65          14       10         1        80    5.0      7
OTD267     650349.3   4764934.5    1104.75      0.96      0.38          17       10         1        85    5.0      7
OTD267     650349.3   4764937.0    1100.36      0.65      0.60          15       10         1        90    5.0      7
OTD267     650349.3   4764939.0    1095.96      0.72      0.73          18       10         1        95    5.0      7
OTD267     650349.2   4764972.0    1034.19      0.72      0.45          52       10         1       165    5.0      7
OTD267     650349.4   4764988.0    1003.29      0.60      0.41          15       10         1       200    5.0      7
OTD267     650349.4   4764993.0     994.46      0.80      0.24          26       10         1       210    5.0      7
OTD267     650349.4   4764995.0     990.04      0.84      0.33          22       10         1       215    5.0      7
OTD267     650349.5   4764997.5     985.63      0.67      0.28           9       10         1       220    5.0      7
OTD267     650349.6   4765002.5     976.80      0.68      0.32          34       10         1       230    5.0      7
OTD267     650350.4   4765073.0     844.36      1.25      0.06          97       10         1       380    5.0      7
OTD267     650350.8   4765089.5     813.45      1.31      0.40          28       10         1       415    5.0      7
OTD267     650350.8   4765092.0     809.04      1.56      0.39          36       10         1       420    5.0      7
OTD270     651330.4   4765505.5     970.48      0.61      0.02          35       10         7       226    5.0      7
OTD270     651330.4   4765511.5     961.29      0.84      0.01          82        6         7       237    5.0      7
OTD270     651330.5   4765514.5     957.14      0.65      0.01          79        6         7       242    5.0      7
OTD270     651330.5   4765517.0     953.40      0.96      0.03          55        6         7       246    4.0      7
OTD270     651330.6   4765519.5     949.67      1.23      0.02          38        4         7       251    5.0      7
OTD270     651330.6   4765522.5     945.52      0.97      0.01          53        4         7       256    5.0      7
OTD270     651330.6   4765525.0     941.38      1.04      0.01          69        4         7       261    5.0      7
OTD270     651330.8   4765528.0     937.26      1.13      0.02          46        4         7       266    5.0      7
OTD270     651330.8   4765531.0     933.13      1.35      0.02          40        4         7       271    5.0      7
OTD270     651330.9   4765533.5     929.01      1.07      0.02          49        4         7       276    5.0      7
OTD270     651331.0   4765536.5     924.89      1.21      0.01          47        4         7       281    5.0      7
OTD270     651331.1   4765539.5     920.80      1.22      0.02          43        4         7       286    5.0      7
OTD270     651331.3   4765542.5     916.70      1.21      0.02          51        4         7       291    5.0      7
OTD270     651331.4   4765545.5     912.61      1.39      0.04          50        4         7       296    5.0      7
OTD270     651331.4   4765548.0     908.50      0.95      0.02          14        4         7       301    5.0      7
OTD270     651331.8   4765554.0     900.37      0.88      0.01          24        4         7       311    5.0      7
OTD270     651331.9   4765556.5     896.31      1.22      0.03          23        4         7       316    5.0      7
OTD270     651332.0   4765560.0     892.25      0.96      0.04          21        4         7       321    5.0      7
OTD270     651332.2   4765563.0     888.20      1.26      0.02          17        4         7       326    5.0      7
OTD270     651332.7   4765572.0     876.06      1.12      0.03          22        4         7       341    5.0      7
OTD270     651332.9   4765574.5     872.03      1.38      0.02          16        4         7       346    5.0      7
OTD270     651333.1   4765577.5     867.99      1.28      0.03          12        4         7       351    5.0      7
OTD270     651333.3   4765580.5     863.98      1.11      0.01          18        4         7       356    5.0      7
OTD270     651333.5   4765583.5     859.96      1.12      0.06          12        4         7       361    5.0      7
OTD270     651333.7   4765586.5     855.94      0.64      0.02          64        4         7       366    5.0      7
OTD270     651333.9   4765589.5     851.93      0.88      0.04          63        4         7       371    5.0      7
OTD270     651334.1   4765592.5     847.93      1.34      0.05          47        4         7       376    5.0      7
OTD270     651334.4   4765595.5     843.93      1.21      0.03          18        4         7       381    5.0      7
OTD270     651334.6   4765598.5     839.93      1.37      0.02          24        4         7       386    5.0      7
OTD270     651334.9   4765601.5     835.94      1.73      0.02          15        4         7       391    5.0      7
OTD270     651335.1   4765604.5     831.96      2.05      0.02          23        4         7       396    5.0      7
OTD270     651335.4   4765607.5     827.98      1.73      0.03          18        4         7       401    5.0      7
OTD270     651335.6   4765611.0     824.00      1.75      0.06          36        4         7       406    5.0      7
OTD270     651335.9   4765614.0     820.03      1.17      0.10          38        4         7       411    5.0      7
OTD270     651336.2   4765617.0     816.07      1.08      0.05          25        4         7       416    5.0      7
OTD270     651336.5   4765620.0     812.11      1.26      0.04          18        4         7       421    5.0      7
OTD270     651336.8   4765623.0     808.15      1.45      0.04          21        4         7       426    5.0      7
OTD270     651337.1   4765626.0     804.22      1.79      0.04          41        4         7       431    5.0      7
OTD270     651337.4   4765629.0     800.29      1.84      0.03          49        4         7       436    5.0      7
OTD270     651337.7   4765632.0     796.36      1.70      0.02          75        4         7       441    5.0      7
OTD270     651338.1   4765635.5     792.44      1.66      0.08          42        4         7       446    5.0      7

 DHID    EASTING    NORTHING     ELEVATION  CU (WT%)  AU (G/T)   MO (PPM)   DOMAIN   ROCK CODE     TO    LENGTH   ZONE
------   --------   ---------    ---------  --------  --------   --------   ------   ---------     ---   ------   ----
OTD270   651338.4   4765638.5      788.55   2.04      0.05          43        4          7         451    5.0      7
OTD270   651338.8   4765642.0      784.65   1.80      0.05          33        4          7         456    5.0      7
OTD270   651339.1   4765644.5      780.75   1.72      0.05          15        4          7         461    5.0      7
OTD270   651339.4   4765647.5      776.89   1.88      0.08          20        4          7         466    5.0      7
OTD270   651339.8   4765650.5      773.03   1.52      0.09          58        4          7         471    5.0      7
OTD270   651340.2   4765654.0      769.17   0.80      0.06          51        4          7         476    5.0      7
OTD270   651341.4   4765663.0      757.62   1.24      0.05          21        4          7         491    5.0      7
OTD270   651341.9   4765666.5      753.77   1.88      0.06          24        4          7         496    5.0      7
OTD270   651342.2   4765669.5      749.93   1.61      0.07          18        4          7         501    5.0      7
OTD270   651343.1   4765675.5      742.66   0.85      0.07          32        4          7         510    4.0      7
OTD270   651343.6   4765678.0      739.21   2.07      0.08          30        2          7         515    5.0      7
OTD270   651344.1   4765681.5      735.39   1.65      0.09          28        2          7         520    5.0      7
OTD270   651344.6   4765684.5      731.57   1.95      0.09          34        2          7         525    5.0      7
OTD270   651345.1   4765688.0      727.76   2.74      0.08          63        2          7         530    5.0      7
OTD270   651345.6   4765691.0      723.94   2.30      0.09          35        2          7         535    5.0      7
OTD270   651346.1   4765694.0      720.14   2.25      0.05          20        2          7         540    5.0      7
OTD270   651346.6   4765697.5      716.33   2.76      0.07          24        2          7         545    5.0      7
OTD270   651347.2   4765700.5      712.53   1.46      0.05          15        2          7         550    5.0      7
OTD270   651347.8   4765704.0      708.73   2.50      0.06           9        2          7         555    5.0      7
OTD270   651350.5   4765719.5      689.81   2.45      0.43          10        2          7         580    5.0      7
OTD270   651351.1   4765723.0      686.05   2.73      0.36          19        2          7         585    5.0      7
OTD270   651351.8   4765726.0      682.28   3.63      0.55          31        2          7         590    5.0      7
OTD270   651352.3   4765729.5      678.53   1.48      0.12          13        2          7         595    5.0      7
OTD270   651353.6   4765736.0      671.06   2.54      0.20          24        2          7         605    5.0      7
OTD270   651354.3   4765739.0      667.33   4.68      0.20          38        2          7         610    5.0      7
OTD270   651354.9   4765742.5      663.58   5.72      0.19          49        2          7         615    5.0      7
OTD270   651355.6   4765746.0      659.88   5.24      0.20          76        2          7         620    5.0      7
OTD270   651356.3   4765749.0      656.18   3.73      0.18          36        2          7         625    5.0      7
OTD270   651356.9   4765752.5      652.48   4.31      0.16          26        2          7         630    5.0      7
OTD270   651357.6   4765755.5      648.77   4.83      0.38          62        2          7         635    5.0      7
OTD270   651358.3   4765759.0      645.09   5.05      0.24          57        2          7         640    5.0      7
OTD270   651359.1   4765762.0      641.42   5.16      0.37         108        2          7         645    5.0      7
OTD270   651359.8   4765765.5      637.74   4.09      0.36         118        2          7         650    5.0      7
OTD270   651360.5   4765769.0      634.07   3.43      0.27         207        2          7         655    5.0      7
OTD270   651361.2   4765772.0      630.41   4.02      0.23         157        2          7         660    5.0      7
OTD270   651362.0   4765775.0      626.76   3.26      0.13         109        2          7         665    5.0      7
OTD270   651362.8   4765778.5      623.12   3.90      0.13          83        2          7         670    5.0      7
OTD270   651363.5   4765782.0      619.48   3.36      0.11          91        2          7         675    5.0      7
OTD270   651364.3   4765785.0      615.84   3.50      0.10         119        2          7         680    5.0      7
OTD270   651365.0   4765788.5      612.57   2.82      0.11         138        1          7         684    4.0      7
OTD270   651365.7   4765791.5      609.31   1.81      0.09          45        4          7         689    5.0      7
OTD270   651366.5   4765794.5      605.70   1.81      0.08          38        4          7         694    5.0      7
OTD270   651367.3   4765798.0      602.08   1.22      0.04          83        4          7         699    5.0      7
OTD270   651368.3   4765802.0      597.73   1.09      0.03          54        5          1         705    5.0      7
OTD270   651369.1   4765805.5      594.14   1.03      0.04          43        5          1         710    5.0      7
OTD270   651369.9   4765809.0      590.54   0.75      0.02         134        5          1         715    5.0      7
OTD270   651370.7   4765812.5      586.95   1.52      0.04         960        5          1         720    5.0      7
OTD270   651371.6   4765815.0      583.36   1.25      0.04         190        5          1         725    5.0      7
OTD270   651372.4   4765818.5      579.78   1.18      0.09         125        5          1         730    5.0      7
OTD270   651373.3   4765822.0      576.21   1.79      0.06         167        5          1         735    5.0      7
OTD270   651374.1   4765825.5      572.63   1.60      0.04         161        5          1         740    5.0      7
OTD270   651374.9   4765829.0      569.05   1.55      0.03         247        5          1         745    5.0      7
OTD270   651375.9   4765832.5      565.49   1.02      0.03         141        5          1         750    5.0      7
OTD270   651376.8   4765836.0      561.93   1.08      0.03          98        5          1         755    5.0      7
OTD270   651377.7   4765839.0      558.37   1.14      0.03          98        5          1         760    5.0      7
OTD270   651378.6   4765842.5      554.81   1.10      0.04         186        5          1         765    5.0      7
OTD270   651379.6   4765845.5      551.26   0.98      0.03         213        5          1         770    5.0      7
OTD270   651380.6   4765849.0      547.72   0.72      0.01          51        5          1         775    5.0      7
OTD270   651381.5   4765852.5      544.17   0.70      0.03         108        5          1         780    5.0      7
OTD270   651382.6   4765856.0      540.62   1.04      0.04         106        5          1         785    5.0      7
OTD270   651383.5   4765859.5      537.09   1.15      0.03         134        5          1         790    5.0      7
OTD270   651384.5   4765863.0      533.56   1.09      0.04         138        5          1         795    5.0      7
OTD270   651385.5   4765866.0      530.02   1.00      0.11          90        5          1         800    5.0      7
OTD270   651386.4   4765869.0      526.49   0.91      0.04          82        5          1         805    5.0      7
OTD270   651389.6   4765880.0      515.23   0.64      0.02         112        7          1         821    5.0      7
OTD270   651390.5   4765883.5      511.72   1.07      0.04         134        7          1         826    5.0      7
OTD270   651391.5   4765887.0      508.20   2.86      0.07         218        7          1         831    5.0      7

 DHID      EASTING    NORTHING   ELEVATION   CU (WT%)   AU (G/T)    MO (PPM)    DOMAIN    ROCK CODE    TO     LENGTH   ZONE
 ----      -------    --------   ---------   --------   --------    --------    ------    ---------    --     ------   ----
OTD270    651392.4   4765890.5    504.69       0.86       0.02        236         7           1       836      5.0      7
OTD270    651393.4   4765894.0    501.17       0.98       0.05        138         7           1       841      5.0      7
OTD270    651395.6   4765901.5    493.44       0.72       0.06        111         10          1       852      5.0      7
OTD270    651400.6   4765918.5    475.90       0.64       0.02         92         10          1       877      5.0      7
OTD270    651401.4   4765921.5    472.77       0.81       0.04        218         10          1       880.9    3.9      7
OTD272    650920.7   4765559.5    977.02       1.76       0.18         65         10          7       220      5.0      7
OTD272    650920.4   4765562.0    972.60       0.82       0.11         65         10          7       225      5.0      7
OTD272    650920.1   4765564.5    968.19       1.74       0.27        127         10          7       230      5.0      7
OTD272    650919.1   4765571.0    954.92       0.84       0.10         73         10          7       245      5.0      7
OTD273    651322.4   4765604.5    987.07       0.86       0.03         32          6          7       201      5.0      7
OTD273    651322.3   4765607.0    982.66       0.94       0.03         83          6          7       206      5.0      7
OTD273    651322.2   4765609.5    978.24       1.46       0.03        107          4          7       211      5.0      7
OTD273    651322.1   4765611.5    973.83       0.94       0.01         22          4          7       216      5.0      7
OTD273    651321.9   4765614.5    969.41       1.27       0.01         33          4          7       221      5.0      7
OTD273    651321.8   4765617.0    965.00       1.68       0.02         26          4          7       226      5.0      7
OTD273    651321.7   4765619.0    960.58       1.90       0.02         23          4          7       231      5.0      7
OTD273    651321.3   4765626.0    947.34       0.63       0.02         17          4          7       246      5.0      7
OTD273    651321.1   4765628.5    942.93       1.30       0.01         24          4          7       251      5.0      7
OTD273    651320.9   4765630.5    938.51       1.08       0.02         21          4          7       256      5.0      7
OTD273    651320.8   4765633.0    934.10       1.45       0.02         20          4          7       261      5.0      7
OTD273    651320.6   4765635.5    929.68       1.41       0.04         17          4          7       266      5.0      7
OTD273    651320.4   4765638.0    925.27       1.59       0.01         45          4          7       271      5.0      7
OTD273    651320.2   4765640.0    920.86       1.67       0.02         57          4          7       276      5.0      7
OTD273    651320.0   4765642.5    916.45       1.75       0.01         52          4          7       281      5.0      7
OTD273    651319.8   4765645.0    912.05       1.78       0.05         68          4          7       286      5.0      7
OTD273    651319.6   4765647.5    907.64       1.71       0.03         24          4          7       291      5.0      7
OTD273    651319.4   4765649.5    903.24       1.65       0.04        116          4          7       296      5.0      7
OTD273    651319.2   4765651.5    898.84       1.69       0.01         37          4          7       301      5.0      7
OTD273    651318.9   4765654.0    894.45       1.64       0.03         18          4          7       306      5.0      7
OTD273    651318.7   4765656.5    890.05       1.70       0.01         19          4          7       311      5.0      7
OTD273    651318.4   4765659.0    885.66       2.03       0.04         24          4          7       316      5.0      7
OTD273    651318.2   4765661.0    881.27       1.87       0.02         16          4          7       321      5.0      7
OTD273    651318.0   4765663.5    876.87       1.77       0.02         19          4          7       326      5.0      7
OTD273    651317.8   4765666.0    872.46       1.82       0.03         19          4          7       331      5.0      7
OTD273    651317.6   4765668.0    868.06       2.15       0.07         14          4          7       336      5.0      7
OTD273    651317.4   4765671.0    863.66       1.88       0.05         13          4          7       341      5.0      7
OTD273    651317.2   4765673.5    859.26       1.01       0.07         14          4          7       346      5.0      7
OTD273    651317.0   4765675.5    854.85       1.86       0.09         17          4          7       351      5.0      7
OTD273    651316.9   4765678.0    850.44       2.81       0.06          7          4          7       356      5.0      7
OTD273    651316.7   4765680.0    846.04       1.40       0.04          5          4          7       361      5.0      7
OTD273    651316.4   4765685.0    837.21       1.73       0.07          5          4          7       371      5.0      7
OTD273    651316.3   4765687.0    832.79       1.35       0.08          9          4          7       376      5.0      7
OTD273    651316.0   4765692.0    823.98       0.89       0.10         18          4          7       386      5.0      7
OTD273    651315.9   4765694.5    819.58       0.76       0.12         13          4          7       391      5.0      7
OTD273    651315.8   4765697.0    815.19       1.54       0.12         20          4          7       396      5.0      7
OTD273    651315.6   4765699.0    810.79       1.00       0.09          6          4          7       401      5.0      7
OTD273    651315.3   4765704.0    802.04       1.72       0.05         75          4          7       411      5.0      7
OTD273    651315.1   4765706.5    797.67       1.83       0.03         20          4          7       416      5.0      7
OTD273    651314.9   4765708.5    793.31       1.91       0.02         84          4          7       421      5.0      7
OTD273    651314.8   4765711.0    788.95       1.80       0.03         22          4          7       426      5.0      7
OTD273    651314.7   4765713.5    784.60       1.29       0.02         15          4          7       431      5.0      7
OTD273    651314.6   4765716.5    780.24       1.33       0.02          7          4          7       436      5.0      7
OTD273    651314.5   4765719.0    775.92       1.53       0.02         11          4          7       441      5.0      7
OTD273    651314.4   4765721.5    771.59       1.49       0.02         21          4          7       446      5.0      7
OTD273    651314.3   4765723.5    767.25       1.38       0.02         11          4          7       451      5.0      7
OTD273    651314.3   4765726.0    762.94       1.68       0.03         13          4          7       456      5.0      7
OTD273    651314.3   4765728.5    758.63       1.26       0.03         20          4          7       461      5.0      7
OTD273    651314.3   4765731.0    754.33       0.95       0.03         63          4          7       466      5.0      7
OTD273    651314.3   4765734.0    750.02       1.27       0.02         41          4          7       471      5.0      7
OTD273    651314.3   4765736.5    745.71       1.69       0.03         78          4          7       476      5.0      7
OTD273    651314.3   4765738.0    742.69       1.48       0.04         45          4          7       478      2.0      7
OTD273    651314.3   4765740.0    739.68       1.94       0.04         36          2          7       483      5.0      7
OTD273    651314.3   4765742.5    735.37       1.83       0.04         40          2          7       488      5.0      7
OTD273    651314.3   4765745.0    731.06       1.23       0.04         25          2          7       493      5.0      7
OTD273    651314.3   4765748.0    725.89       1.31       0.06         47          4          7       499      5.0      7
OTD273    651314.3   4765750.5    721.58       2.00       0.05         58          4          7       504      5.0      7
OTD273    651314.4   4765753.0    717.28       1.26       0.04         44          4          7       509      5.0      7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/T)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD273    651314.4    4765755.5      712.97       1.53        0.05        102          4          7        514     5.0       7
OTD273    651314.5    4765758.0      708.66       1.29        0.03        158          4          7        519     5.0       7
OTD273    651314.5    4765760.5      704.36       1.44        0.05         33          4          7        524     5.0       7
OTD273    651314.6    4765763.0      700.06       1.86        0.10        274          4          7        529     5.0       7
OTD273    651314.6    4765765.5      695.76       1.39        0.07         14          4          7        534     5.0       7
OTD273    651314.7    4765768.0      691.46       1.23        0.03         22          4          7        539     5.0       7
OTD273    651314.8    4765770.5      687.17       1.21        0.03         42          4          7        544     5.0       7
OTD273    651314.8    4765773.0      682.87       0.94        0.04         36          4          7        549     5.0       7
OTD273    651314.8    4765775.5      678.58       0.77        0.02         23          4          7        554     5.0       7
OTD273    651314.8    4765778.0      674.30       1.64        0.04         98          4          7        559     5.0       7
OTD273    651314.9    4765780.5      670.01       1.27        0.04        135          4          7        564     5.0       7
OTD273    651314.9    4765782.5      665.73       1.24        0.03        153          4          7        569     5.0       7
OTD273    651314.9    4765785.5      661.46       0.94        0.03        103          4          7        574     5.0       7
OTD273    651315.1    4765788.0      657.20       1.10        0.04        113          4          7        579     5.0       7
OTD273    651315.1    4765790.5      652.94       1.19        0.03        141          4          7        584     5.0       7
OTD273    651315.3    4765793.5      648.68       1.23        0.04        112          4          7        589     5.0       7
OTD273    651315.4    4765796.0      644.45       1.43        0.06        127          4          7        594     5.0       7
OTD273    651315.5    4765799.0      640.21       1.16        0.05         98          5          1        599     5.0       7
OTD273    651315.7    4765801.5      635.97       0.90        0.02        116          5          1        604     5.0       7
OTD273    651315.8    4765803.5      633.02       1.08        0.02        165          5          1        606     2.0       7
OTD273    651315.9    4765805.0      630.07       0.75        0.01        163          7          1        611     5.0       7
OTD273    651316.1    4765808.0      625.85       0.89        0.02         99          7          1        616     5.0       7
OTD273    651316.4    4765810.0      621.64       0.99        0.04         77          7          1        621     5.0       7
OTD273    651316.6    4765813.0      617.44       0.87        0.06         69          7          1        626     5.0       7
OTD273    651316.8    4765815.5      613.24       1.07        0.07        127          7          1        631     5.0       7
OTD273    651317.0    4765818.0      609.04       1.50        0.08        149          7          1        636     5.0       7
OTD273    651317.3    4765821.0      604.85       1.16        0.05        123          7          1        641     5.0       7
OTD273    651317.5    4765823.5      600.67       0.80        0.05         91          7          1        646     5.0       7
OTD273    651317.8    4765826.0      596.48       0.65        0.06         51          7          1        651     5.0       7
OTD273    651318.1    4765828.5      592.31       1.04        0.15        102          7          1        656     5.0       7
OTD273    651318.4    4765831.5      588.14       1.12        0.09         92          7          1        661     5.0       7
OTD273    651318.6    4765834.0      583.97       0.66        0.07         58          7          1        666     5.0       7
OTD273    651319.6    4765842.5      571.48       0.67        0.09        126          7          1        681     5.0       7
OTD273    651320.3    4765848.5      563.16       0.78        0.09        271          7          1        691     5.0       7
OTD273    651320.6    4765851.5      559.01       0.84        0.07        291          7          1        696     5.0       7
OTD273    651320.9    4765854.5      554.86       0.69        0.07        185          7          1        701     5.0       7
OTD273    651324.9    4765882.5      513.55       0.77        0.13        100         10          1        751     5.0       7
OTD273    651326.4    4765891.0      501.27       0.78        0.15        290         10          1        766     5.0       7
OTD278    651128.8    4765544.0     1011.34       0.74        0.02         68          6          7        181     5.0       7
OTD278    651128.9    4765547.0     1007.15       1.22        0.05         60          6          7        186     5.0       7
OTD278    651129.1    4765550.0     1002.99       0.63        0.04         61          6          7        191     5.0       7
OTD278    651129.3    4765552.5      998.83       0.87        0.05        217          6          7        196     5.0       7
OTD278    651129.4    4765555.5      994.67       0.82        0.04        210          6          7        201     5.0       7
OTD278    651129.8    4765561.0      986.39       0.73        0.03         88          6          7        211     5.0       7
OTD278    651130.0    4765564.0      982.24       0.79        0.02         80          6          7        216     5.0       7
OTD278    651130.3    4765567.0      978.11       0.65        0.03         90          6          7        221     5.0       7
OTD278    651130.5    4765569.5      973.98       0.67        0.03        150          6          7        226     5.0       7
OTD278    651130.7    4765572.5      969.85       0.65        0.02        247          6          7        231     5.0       7
OTD278    651130.8    4765575.0      965.72       0.60        0.03         60          6          7        236     5.0       7
OTD278    651131.1    4765578.0      961.60       0.81        0.04         67          6          7        241     5.0       7
OTD278    651131.3    4765580.5      957.49       0.78        0.03         89          6          7        246     5.0       7
OTD278    651131.6    4765583.5      953.37       0.65        0.03        114          6          7        251     5.0       7
OTD278    651131.9    4765586.5      949.26       0.87        0.03         51          6          7        256     5.0       7
OTD278    651132.1    4765589.5      945.16       1.19        0.04         33          6          7        261     5.0       7
OTD278    651132.4    4765592.0      941.05       1.08        0.04         55          6          7        266     5.0       7
OTD278    651132.7    4765595.0      936.95       0.72        0.01         24          6          7        271     5.0       7
OTD278    651132.9    4765597.5      932.86       0.78        0.01         47          6          7        276     5.0       7
OTD278    651133.3    4765600.5      928.78       0.65        0.01        117          6          7        281     5.0       7
OTD278    651133.8    4765606.5      920.62       0.81        0.01        158          6          7        291     5.0       7
OTD278    651134.1    4765609.5      916.55       0.66        0.01         69          6          7        296     5.0       7
OTD278    651135.1    4765618.5      904.38       0.63        0.05        165          6          7        311     5.0       7
OTD278    651135.3    4765621.5      900.33       0.86        0.03         95          6          7        316     5.0       7
OTD278    651135.7    4765624.5      896.29       0.81        0.04         52          6          7        321     5.0       7
OTD278    651136.0    4765627.5      892.26       0.74        0.03         38          6          7        326     5.0       7
OTD278    651136.3    4765630.5      888.23       0.95        0.05         62          6          7        331     5.0       7
OTD278    651136.9    4765636.0      880.21       0.94        0.05         98          6          7        341     5.0       7
OTD278    651137.3    4765639.0      876.20       0.84        0.05        113          6          7        346     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD278    651137.6    4765642.0     872.19        0.76        0.03        104          6          7        351     5.0       7
OTD278    651137.9    4765645.0     868.22        0.81        0.04        134          6          7        356     5.0       7
OTD278    651138.3    4765648.0     864.24        0.62        0.02         51          6          7        361     5.0       7
OTD278    651138.6    4765651.0     860.26        0.95        0.02         46          6          7        366     5.0       7
OTD278    651138.9    4765654.0     856.29        0.93        0.04         43          6          7        371     5.0       7
OTD278    651139.3    4765657.0     852.33        1.22        0.07         56          6          7        376     5.0       7
OTD278    651139.6    4765660.0     848.38        0.71        0.03         51          6          7        381     5.0       7
OTD278    651139.9    4765663.0     844.41        0.67        0.03         41          6          7        386     5.0       7
OTD278    651140.3    4765666.0     840.48        0.65        0.04         32          6          7        391     5.0       7
OTD278    651140.7    4765669.5     836.54        0.77        0.05         41          6          7        396     5.0       7
OTD278    651141.1    4765672.5     832.60        0.79        0.03         59          6          7        401     5.0       7
OTD278    651141.5    4765675.5     828.68        0.69        0.01         28          6          7        406     5.0       7
OTD278    651142.3    4765682.0     820.84        0.95        0.03         77          6          7        416     5.0       7
OTD278    651142.6    4765685.0     816.94        0.88        0.04         29          6          7        421     5.0       7
OTD278    651143.0    4765688.0     813.05        0.65        0.03         21          6          7        426     5.0       7
OTD278    651143.4    4765691.5     809.16        0.81        0.05         83          6          7        431     5.0       7
OTD278    651144.1    4765697.0     801.40        0.86        0.04        104          6          7        441     5.0       7
OTD278    651144.4    4765700.5     797.54        0.88        0.03         85          6          7        446     5.0       7
OTD278    651145.1    4765707.0     789.85        0.68        0.03         47          6          7        456     5.0       7
OTD278    651145.8    4765713.5     782.19        0.74        0.04         84          6          7        466     5.0       7
OTD278    651146.1    4765716.0     778.37        0.74        0.03         72          6          7        471     5.0       7
OTD278    651146.5    4765719.0     774.56        0.64        0.02         45          6          7        476     5.0       7
OTD278    651146.8    4765722.0     771.14        0.63        0.03         99          6          7        480     4.0       7
OTD278    651147.1    4765725.5     767.71        0.68        0.03         71          7          1        485     5.0       7
OTD278    651147.5    4765728.5     763.93        0.72        0.01         42          7          1        490     5.0       7
OTD278    651147.9    4765732.0     760.15        0.79        0.03         47          7          1        495     5.0       7
OTD278    651148.3    4765735.0     756.38        0.77        0.03         27          7          1        500     5.0       7
OTD278    651149.2    4765741.5     748.86        1.25        0.04         76          7          1        510     5.0       7
OTD278    651149.7    4765745.0     745.11        1.22        0.05         97          7          1        515     5.0       7
OTD278    651150.1    4765748.0     741.36        0.84        0.07        165          7          1        520     5.0       7
OTD278    651150.6    4765751.5     737.62        0.64        0.05        138          7          1        525     5.0       7
OTD278    651151.0    4765754.5     733.90        0.75        0.03        105          7          1        530     5.0       7
OTD278    651151.4    4765758.0     730.17        0.86        0.03        136          7          1        535     5.0       7
OTD278    651151.9    4765761.0     726.45        0.60        0.04         94          7          1        540     5.0       7
OTD278    651152.3    4765764.0     722.72        0.91        0.09        152          7          1        545     5.0       7
OTD278    651152.8    4765767.5     719.02        0.83        0.08        126          7          1        550     5.0       7
OTD278    651154.1    4765777.5     708.29        0.64        0.10        783          7          1        564     4.0       7
OTD278    651154.5    4765780.5     704.99        0.62        0.07        199         10          1        569     5.0       7
OTD278    651155.4    4765787.5     697.64        0.61        0.05        106         10          1        579     5.0       7
OTD278    651158.5    4765807.5     675.84        0.79        0.11        151         10          7        609     5.0       7
OTD282    651325.9    4765714.0    1017.06        1.02        0.02         33          6          7        171     5.0       7
OTD282    651325.9    4765716.5    1012.73        0.77        0.01         13          6          7        176     5.0       7
OTD282    651325.9    4765718.5    1009.70        0.66        0.02         20          6          7        178     2.0       7
OTD282    651325.9    4765720.0    1006.67        2.67        0.12         60          4          7        183     5.0       7
OTD282    651325.9    4765722.5    1002.34        1.37        0.03         12          4          7        188     5.0       7
OTD282    651325.9    4765725.0     998.01        1.16        0.04         16          4          7        193     5.0       7
OTD282    651325.9    4765727.5     993.68        1.17        0.01         48          4          7        198     5.0       7
OTD282    651325.9    4765730.0     989.35        1.26        0.01         38          4          7        203     5.0       7
OTD282    651325.9    4765732.5     985.02        1.35        0.06         28          4          7        208     5.0       7
OTD282    651325.9    4765735.0     980.69        1.22        0.02         36          4          7        213     5.0       7
OTD282    651325.9    4765737.5     976.36        0.87        0.02         19          4          7        218     5.0       7
OTD282    651325.9    4765740.0     972.03        1.47        0.03         23          4          7        223     5.0       7
OTD282    651325.9    4765742.5     967.70        1.68        0.03         16          4          7        228     5.0       7
OTD282    651325.9    4765745.0     963.37        1.38        0.02         12          4          7        233     5.0       7
OTD282    651325.9    4765747.5     959.04        1.30        0.02          6          4          7        238     5.0       7
OTD282    651325.9    4765750.0     954.71        1.56        0.04          8          4          7        243     5.0       7
OTD282    651325.9    4765752.5     950.38        1.08        0.01         17          4          7        248     5.0       7
OTD282    651325.9    4765755.0     946.05        1.36        0.03         20          4          7        253     5.0       7
OTD282    651325.9    4765757.5     941.72        1.17        0.02         32          4          7        258     5.0       7
OTD282    651325.9    4765760.0     937.39        0.83        0.02         17          4          7        263     5.0       7
OTD282    651325.9    4765762.5     933.06        1.07        0.02         28          4          7        268     5.0       7
OTD282    651325.9    4765765.0     928.73        1.87        0.02         19          4          7        273     5.0       7
OTD282    651325.9    4765767.5     924.40        1.55        0.04         23          4          7        278     5.0       7
OTD282    651325.9    4765770.0     920.07        1.19        0.04          8          4          7        283     5.0       7
OTD282    651325.9    4765772.5     915.74        1.38        0.03         50          4          7        288     5.0       7
OTD282    651325.9    4765775.0     911.41        1.14        0.04         16          4          7        293     5.0       7
OTD282    651325.9    4765777.5     907.08        0.80        0.05         15          4          7        298     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD282    651325.9    4765780.0     902.75        1.20        0.05         13          4           7       303     5.0       7
OTD282    651325.9    4765782.5     898.42        1.48        0.02         11          4           7       308     5.0       7
OTD282    651325.9    4765785.0     894.09        1.48        0.01          5          4           7       313     5.0       7
OTD282    651325.9    4765787.5     889.76        1.38        0.04        121          4           7       318     5.0       7
OTD282    651325.9    4765790.0     885.43        1.27        0.03          7          4           7       323     5.0       7
OTD282    651325.9    4765792.5     881.10        0.96        0.02         18          4           7       328     5.0       7
OTD282    651325.9    4765795.0     876.77        0.81        0.04         31          4           7       333     5.0       7
OTD282    651325.9    4765797.5     872.44        1.36        0.04         96          4           7       338     5.0       7
OTD282    651325.9    4765800.0     868.11        1.21        0.05         24          4           7       343     5.0       7
OTD282    651325.9    4765802.5     863.78        1.54        0.07         28          4           7       348     5.0       7
OTD282    651325.9    4765805.0     859.45        1.88        0.12         32          4           7       353     5.0       7
OTD282    651325.9    4765807.5     855.12        1.25        0.07         24          4           7       358     5.0       7
OTD282    651325.9    4765810.0     850.79        1.06        0.02         29          4           7       363     5.0       7
OTD282    651325.9    4765812.5     846.46        1.11        0.02         39          4           7       368     5.0       7
OTD282    651325.9    4765815.0     842.13        1.32        0.03         32          4           7       373     5.0       7
OTD282    651325.9    4765817.5     837.80        1.40        0.04         11          4           7       378     5.0       7
OTD282    651325.9    4765820.0     833.47        1.30        0.04         15          4           7       383     5.0       7
OTD282    651325.9    4765822.5     829.14        1.13        0.05          9          4           7       388     5.0       7
OTD282    651325.9    4765825.0     824.81        1.52        0.07         29          4           7       393     5.0       7
OTD282    651325.9    4765827.5     820.48        1.66        0.09         23          4           7       398     5.0       7
OTD282    651325.9    4765830.0     816.15        1.43        0.08         23          4           7       403     5.0       7
OTD282    651325.9    4765832.5     811.82        1.18        0.06         19          4           7       408     5.0       7
OTD282    651325.9    4765835.0     807.49        0.79        0.05         23          4           7       413     5.0       7
OTD282    651325.9    4765837.5     803.16        0.88        0.05         20          4           7       418     5.0       7
OTD282    651325.9    4765840.0     798.83        1.58        0.12         29          4           7       423     5.0       7
OTD282    651325.9    4765842.5     794.50        0.79        0.04         38          4           7       428     5.0       7
OTD282    651325.9    4765845.0     790.17        0.99        0.04         26          4           7       433     5.0       7
OTD282    651325.9    4765847.5     785.84        1.13        0.04         37          4           7       438     5.0       7
OTD282    651325.9    4765850.0     781.51        1.12        0.25         30          4           7       443     5.0       7
OTD282    651325.9    4765852.5     777.18        1.42        0.05         39          4           7       448     5.0       7
OTD282    651325.9    4765855.0     772.85        1.74        0.09          9          4           7       453     5.0       7
OTD282    651325.9    4765857.5     768.52        1.13        0.11         22          4           7       458     5.0       7
OTD282    651325.9    4765860.0     764.19        1.65        0.17         91          4           7       463     5.0       7
OTD282    651325.9    4765862.5     759.86        1.66        0.13         55          4           7       468     5.0       7
OTD282    651325.9    4765864.5     756.82        1.08        0.04         15          4           7       470     2.0       7
OTD282    651325.9    4765866.0     753.79        0.83        0.06         27          6           7       475     5.0       7
OTD282    651325.9    4765868.5     749.46        1.08        0.07         31          6           7       480     5.0       7
OTD282    651325.9    4765871.0     745.13        0.87        0.05         86          6           7       485     5.0       7
OTD282    651325.9    4765873.5     740.80        0.83        0.04         32          6           7       490     5.0       7
OTD282    651325.9    4765876.0     736.47        0.78        0.07         65          6           7       495     5.0       7
OTD282    651325.9    4765878.5     732.14        0.72        0.04         55          6           7       500     5.0       7
OTD282    651325.9    4765881.0     727.81        1.16        0.10         69          6           7       505     5.0       7
OTD282    651325.9    4765883.5     723.48        0.97        0.03         84          6           7       510     5.0       7
OTD282    651325.9    4765886.0     719.15        0.76        0.02         75          6           7       515     5.0       7
OTD282    651325.9    4765888.5     714.82        0.70        0.02        179          6           7       520     5.0       7
OTD282    651325.9    4765891.0     710.49        0.64        0.02         54          6           7       525     5.0       7
OTD282    651325.9    4765893.5     706.16        0.83        0.04         72          6           7       530     5.0       7
OTD282    651325.9    4765896.0     701.83        0.70        0.01        112          6           7       535     5.0       7
OTD282    651325.9    4765898.5     697.50        0.95        0.03         85          6           7       540     5.0       7
OTD282    651325.9    4765901.0     693.17        0.74        0.04         70          6           7       545     5.0       7
OTD282    651325.9    4765903.5     688.84        0.89        0.05         33          6           7       550     5.0       7
OTD282    651325.9    4765906.0     684.94        1.03        0.05         55          6           7       554     4.0       7
OTD282    651325.9    4765930.5     642.08        0.93        0.12         91         10           1       604     5.0       7
OTD282    651325.9    4765933.0     637.75        0.64        0.15         89         10           1       609     5.0       7
OTD282    651325.9    4765948.0     611.76        0.82        0.12         92         10           1       639     5.0       7
OTD282    651325.9    4765955.5     598.77        0.70        0.08         79         10           1       654     5.0       7
OTD282    651325.9    4765993.0     533.82        0.64        0.11        146         10          14       729     5.0       7
OTD282    651325.9    4765995.5     529.49        0.73        0.10        156         10          14       734     5.0       7
OTD282    651325.9    4765998.0     525.16        0.73        0.11        200         10          14       739     5.0       7
OTD282    651325.9    4766008.0     507.84        0.68        0.14        157         10          14       759     5.0       7
OTD286    651316.4    4765410.5     899.31        1.05        0.05         19          6           7       300     2.0       7
OTD286    651316.2    4765412.5     896.25        1.09        0.04         47          4           7       305     5.0       7
OTD286    651315.9    4765415.0     891.88        1.02        0.02         55          4           7       310     5.0       7
OTD286    651315.7    4765417.0     887.51        1.00        0.01         28          4           7       315     5.0       7
OTD286    651315.4    4765419.5     883.13        1.06        0.01         38          4           7       320     5.0       7
OTD286    651315.3    4765422.0     878.76        0.96        0.02         78          4           7       325     5.0       7
OTD286    651314.9    4765424.5     874.39        1.16        0.02         81          4           7       330     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD286    651314.7    4765427.0     870.02        1.60        0.04         42         4           7        335     5.0       7
OTD286    651314.4    4765429.0     865.64        1.16        0.04         67         4           7        340     5.0       7
OTD286    651314.2    4765431.5     861.27        1.19        0.03         90         4           7        345     5.0       7
OTD286    651313.9    4765433.5     856.90        0.76        0.01         56         4           7        350     5.0       7
OTD286    651313.7    4765436.0     852.52        1.41        0.02         75         4           7        355     5.0       7
OTD286    651313.4    4765438.5     848.15        1.14        0.01         78         4           7        360     5.0       7
OTD286    651313.2    4765441.0     843.78        1.17        0.01         35         4           7        365     5.0       7
OTD286    651312.9    4765443.0     839.40        0.99        0.01         39         4           7        370     5.0       7
OTD286    651312.8    4765445.5     835.03        1.11        0.01         93         4           7        375     5.0       7
OTD286    651312.5    4765448.0     830.66        1.00        0.02         88         4           7        380     5.0       7
OTD286    651312.3    4765450.5     826.28        1.16        0.03         48         4           7        385     5.0       7
OTD286    651312.0    4765453.0     821.91        1.22        0.01         78         4           7        390     5.0       7
OTD286    651311.8    4765455.0     817.54        1.66        0.03         69         4           7        395     5.0       7
OTD286    651311.5    4765457.5     813.16        1.07        0.03         78         4           7        400     5.0       7
OTD286    651311.3    4765460.0     808.79        1.25        0.04        261         4           7        405     5.0       7
OTD286    651311.0    4765462.5     804.42        1.12        0.02         62         4           7        410     5.0       7
OTD286    651310.8    4765465.0     800.05        1.43        0.02        121         4           7        415     5.0       7
OTD286    651310.4    4765467.5     795.67        1.65        0.03         94         4           7        420     5.0       7
OTD286    651310.3    4765469.5     791.74        1.51        0.03        155         4           7        424     4.0       7
OTD286    651310.0    4765471.5     787.80        2.31        0.02        121         2           7        429     5.0       7
OTD286    651309.8    4765474.0     783.43        1.86        0.03        126         2           7        434     5.0       7
OTD286    651309.5    4765476.5     779.05        2.09        0.02         91         2           7        439     5.0       7
OTD286    651309.3    4765479.0     774.68        2.27        0.03         60         2           7        444     5.0       7
OTD286    651309.1    4765481.5     770.31        1.65        0.01         75         2           7        449     5.0       7
OTD286    651308.8    4765483.5     765.94        2.28        0.03         83         2           7        454     5.0       7
OTD286    651308.6    4765486.0     761.56        1.99        0.05         49         2           7        459     5.0       7
OTD286    651308.3    4765488.5     757.19        2.19        0.03         39         2           7        464     5.0       7
OTD286    651308.1    4765491.0     752.82        2.14        0.04         18         2           7        469     5.0       7
OTD286    651307.8    4765493.5     748.44        2.21        0.04         19         2           7        474     5.0       7
OTD286    651307.6    4765495.5     744.07        2.49        0.02         38         2           7        479     5.0       7
OTD286    651307.3    4765498.0     739.70        2.08        0.03         68         2           7        484     5.0       7
OTD286    651307.1    4765500.5     735.32        2.67        0.07         91         2           7        489     5.0       7
OTD286    651306.8    4765503.0     730.95        2.92        0.06         62         2           7        494     5.0       7
OTD286    651306.6    4765505.5     726.58        1.86        0.03         39         2           7        499     5.0       7
OTD286    651306.3    4765508.0     722.20        2.62        0.05         48         2           7        504     5.0       7
OTD286    651306.1    4765510.0     717.83        2.88        0.03         24         2           7        509     5.0       7
OTD286    651305.8    4765512.5     713.46        2.92        0.03         39         2           7        514     5.0       7
OTD286    651305.6    4765514.5     709.09        2.28        0.03         24         2           7        519     5.0       7
OTD286    651305.3    4765517.0     704.71        3.64        0.08         41         2           7        524     5.0       7
OTD286    651305.1    4765519.5     700.34        2.10        0.09         83         2           7        529     5.0       7
OTD286    651304.8    4765522.0     695.97        2.88        0.14         42         2           7        534     5.0       7
OTD286    651304.6    4765524.0     691.59        3.82        0.26        260         2           7        539     5.0       7
OTD286    651304.3    4765526.5     687.22        2.22        0.26        100         2           7        544     5.0       7
OTD286    651304.1    4765529.0     682.85        2.00        0.06        215         2           7        549     5.0       7
OTD286    651303.8    4765531.5     678.47        5.01        0.19        665         2           7        554     5.0       7
OTD286    651303.6    4765534.0     674.10        4.43        0.26        217         2           7        559     5.0       7
OTD286    651303.3    4765536.0     669.73        4.33        0.26        241         2           7        564     5.0       7
OTD286    651303.1    4765538.5     665.35        2.26        0.11        203         2           7        569     5.0       7
OTD286    651302.9    4765541.0     660.98        1.61        0.09        193         2           7        574     5.0       7
OTD286    651302.6    4765543.5     656.61        1.61        0.07         95         2           7        579     5.0       7
OTD286    651302.4    4765546.0     652.23        3.58        0.17         43         2           7        584     5.0       7
OTD286    651302.1    4765548.5     647.86        1.54        0.12          9         4           7        589     5.0       7
OTD286    651301.3    4765556.0     633.87        3.02        0.07         37         2           7        605     5.0       7
OTD286    651301.0    4765558.5     629.49        2.41        0.03         24         2           7        610     5.0       7
OTD286    651300.8    4765561.0     625.12        1.98        0.07         43         2           7        615     5.0       7
OTD286    651300.5    4765563.0     620.75        2.48        0.02         17         2           7        620     5.0       7
OTD286    651300.3    4765565.5     616.38        2.08        0.04         28         2           7        625     5.0       7
OTD286    651300.0    4765568.0     612.00        2.45        0.03         45         2           7        630     5.0       7
OTD286    651299.8    4765569.5     608.94        2.17        0.03        145         2           7        632     2.0       7
OTD286    651299.7    4765571.5     605.88        1.49        0.04        114         4           7        637     5.0       7
OTD286    651299.4    4765574.0     601.51        1.82        0.06         40         4           7        642     5.0       7
OTD286    651299.2    4765576.0     597.13        1.63        0.04        114         4           7        647     5.0       7
OTD286    651298.9    4765578.5     592.76        1.68        0.05         21         4           7        652     5.0       7
OTD286    651298.7    4765581.0     588.39        1.42        0.08         46         4           7        657     5.0       7
OTD286    651298.4    4765583.5     584.01        1.80        0.11        100         4           7        662     5.0       7
OTD286    651298.2    4765586.0     579.64        1.77        0.05        124         4           7        667     5.0       7
OTD286    651297.9    4765588.5     575.27        1.43        0.06        134         4           7        672     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE     TO    LENGTH    ZONE
-------   --------    ---------    ---------    --------    --------    --------    ------    ---------    -----  ------    ----
OTD286    651297.7    4765590.5     570.89        1.20        0.09        101          4          7        677     5.0       7
OTD286    651297.4    4765593.0     566.52        1.50        0.06         71          4          7        682     5.0       7
OTD286    651297.2    4765595.5     562.15        1.31        0.05         32          4          7        687     5.0       7
OTD286    651297.0    4765598.0     557.78        1.46        0.07         61          4          7        692     5.0       7
OTD286    651296.5    4765603.0     549.03        0.86        0.09         61          6          7        702     5.0       7
OTD286    651296.0    4765607.5     540.28        0.77        0.08        116          6          7        712     5.0       7
OTD286    651295.8    4765609.5     535.91        1.23        0.07         87          6          7        717     5.0       7
OTD286    651295.5    4765612.0     531.54        1.18        0.03        190          6          7        722     5.0       7
OTD286    651295.3    4765614.5     527.16        1.02        0.02        159          6          7        727     5.0       7
OTD286    651295.0    4765616.5     522.79        1.20        0.04        213          6          7        732     5.0       7
OTD286    651294.8    4765619.0     518.42        1.05        0.03        157          6          7        737     5.0       7
OTD286    651294.5    4765621.5     514.04        1.06        0.03        141          6          7        742     5.0       7
OTD286    651294.3    4765624.0     509.67        1.26        0.03        150          6          7        747     5.0       7
OTD286    651294.0    4765626.5     505.30        1.24        0.03        338          6          7        752     5.0       7
OTD286    651293.8    4765629.0     500.93        0.98        0.02        172          6          7        757     5.0       7
OTD286    651293.5    4765631.0     496.55        0.75        0.02        144          6          7        762     5.0       7
OTD286    651293.3    4765633.5     492.18        0.71        0.02        107          6          7        767     5.0       7
OTD286    651293.0    4765636.0     487.81        0.69        0.03         85          6          7        772     5.0       7
OTD286    651292.8    4765638.5     483.43        0.91        0.03        157          6          7        777     5.0       7
OTD286    651292.5    4765641.0     479.06        1.03        0.05        181          6          7        782     5.0       7
OTD286    651292.3    4765643.0     474.69        0.71        0.03        195          6          7        787     5.0       7
OTD286    651291.9    4765647.5     467.25        0.65        0.05        145          6          7        794     2.0       7
OTD286    651291.7    4765649.0     464.19        0.67        0.03        131          7          1        799     5.0       7
OTD286    651291.4    4765651.5     459.82        0.76        0.04        119          7          1        804     5.0       7
OTD286    651291.2    4765654.0     455.44        0.75        0.04        148          7          1        809     5.0       7
OTD286    651290.9    4765656.5     451.07        1.20        0.08        210          7          1        814     5.0       7
OTD286    651290.7    4765658.5     446.70        0.93        0.05        105          7          1        819     5.0       7
OTD286    651290.4    4765661.0     442.33        1.11        0.04        144          7          1        824     5.0       7
OTD286    651290.2    4765663.5     437.95        1.13        0.03        126          7          1        829     5.0       7
OTD286    651289.9    4765666.0     433.58        0.69        0.05        172          7          1        834     5.0       7
OTD287    651130.8    4765669.5     995.39        0.63        0.05        133         10          7        196     5.0       7
OTD287    651143.6    4765788.0     816.27        0.87        0.15        128          6          7        411     5.0       7
OTD287    651144.0    4765791.0     812.21        0.87        0.13        185          6          7        416     5.0       7
OTD287    651144.5    4765793.0     808.15        0.72        0.08        147          6          7        421     5.0       7
OTD287    651144.9    4765796.0     804.10        0.71        0.11        144          6          7        426     5.0       7
OTD287    651146.2    4765805.0     791.97        0.61        0.06        107          6          7        441     5.0       7
OTD287    651148.1    4765816.5     776.73        0.70        0.03        120          6          7        458.8   2.8       7
OTD287A   651140.4    4765766.5     848.87        0.64        0.07        183          6          7        371     5.0       7
OTD287A   651141.3    4765772.0     840.68        0.63        0.06         71          6          7        381     5.0       7
OTD287A   651142.9    4765783.5     824.28        0.70        0.14         84          6          7        401     5.0       7
OTD287A   651143.9    4765789.0     816.09        1.01        0.16         87          6          7        411     5.0       7
OTD287A   651144.3    4765792.0     812.00        1.04        0.15        126          6          7        416     5.0       7
OTD287A   651144.8    4765794.5     807.92        0.98        0.11        194          6          7        421     5.0       7
OTD287A   651145.3    4765797.5     803.85        0.86        0.11        118          6          7        426     5.0       7
OTD287A   651146.3    4765803.5     795.72        0.63        0.08         81          6          7        436     5.0       7
OTD287A   651146.8    4765806.5     791.69        0.68        0.09         80          6          7        441     5.0       7
OTD287A   651148.8    4765818.5     775.62        0.89        0.09        115          6          7        461     5.0       7
OTD287A   651151.5    4765833.5     755.67        0.61        0.03         87          6          7        486     5.0       7
OTD287A   651152.1    4765836.5     751.70        0.74        0.07         80          6          7        491     5.0       7
OTD287A   651152.7    4765839.5     747.72        0.99        0.06        148          6          7        496     5.0       7
OTD287A   651156.8    4765860.5     720.04        0.88        0.07         75          6          7        531     5.0       7
OTD287A   651157.4    4765863.0     716.10        0.63        0.06        121          6          7        536     5.0       7
OTD287A   651158.0    4765866.0     712.19        0.79        0.06        112          6          7        541     5.0       7
OTD287A   651158.6    4765869.0     708.28        0.81        0.06        119          6          7        546     5.0       7
OTD287A   651159.3    4765872.5     704.36        0.72        0.07        173          6          7        551     5.0       7
OTD287A   651160.6    4765878.5     696.59        0.63        0.04        184          6          7        561     5.0       7
OTD287A   651161.3    4765881.5     692.70        0.61        0.04        129          6          7        566     5.0       7
OTD287A   651162.1    4765885.0     688.83        0.89        0.06        143          6          7        571     5.0       7
OTD287A   651162.8    4765888.5     684.97        0.92        0.06         97          6          7        576     5.0       7
OTD287A   651163.6    4765891.5     681.11        1.05        0.07        120          6          7        581     5.0       7
OTD287A   651164.1    4765894.0     678.02        0.70        0.05        113          6          7        584     3.0       7
OTD287A   651166.3    4765902.0     667.29        0.78        0.07        145         10          7        599     5.0       7
OTD287A   651167.9    4765908.5     659.67        0.81        0.11        200         10          7        609     5.0       7
OTD287A   651181.4    4765957.0     603.90        0.69        0.10        144         10          7        684     5.0       7
OTD287A   651182.3    4765960.0     600.26        0.77        0.10        175         10          7        689     5.0       7
OTD287A   651183.2    4765964.0     596.61        0.70        0.14        217         10          7        694     5.0       7
OTD287A   651185.1    4765970.5     589.42        0.70        0.22        195         10          7        704     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
-------   --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD287A   651186.1    4765974.0     585.82        0.67        0.09        157         10          7        709     5.0       7
OTD287A   651187.1    4765977.0     582.23        0.68        0.09        225         10          7        714     5.0       7
OTD289    651281.2    4765781.0     887.70        0.72        0.05         85          6          7        298     2.0       7
OTD289    651282.2    4765780.5     884.43        2.00        0.08         40          4          7        303     5.0       7
OTD289    651283.7    4765779.5     879.75        1.61        0.05         21          4          7        308     5.0       7
OTD289    651285.1    4765778.5     875.07        1.59        0.02         63          4          7        313     5.0       7
OTD289    651286.6    4765777.5     870.39        1.14        0.01         42          4          7        318     5.0       7
OTD289    651288.0    4765776.5     865.72        1.27        0.02          7          4          7        323     5.0       7
OTD289    651289.4    4765775.5     861.04        1.60        0.03         10          4          7        328     5.0       7
OTD289    651290.9    4765774.5     856.36        1.99        0.06         14          4          7        333     5.0       7
OTD289    651292.3    4765773.5     851.68        1.44        0.04         15          4          7        338     5.0       7
OTD289    651293.8    4765772.5     846.99        1.43        0.02         19          4          7        343     5.0       7
OTD289    651295.2    4765771.5     842.31        2.00        0.08         60          4          7        348     5.0       7
OTD289    651296.6    4765770.0     837.63        1.17        0.03          5          4          7        353     5.0       7
OTD289    651298.1    4765769.0     832.94        1.44        0.03         10          4          7        358     5.0       7
OTD289    651299.5    4765768.0     828.25        1.70        0.04          9          4          7        363     5.0       7
OTD289    651300.9    4765767.0     823.56        1.51        0.01         11          4          7        368     5.0       7
OTD289    651302.3    4765766.0     818.87        1.77        0.02         21          4          7        373     5.0       7
OTD289    651303.8    4765765.0     814.18        2.02        0.04         27          4          7        378     5.0       7
OTD289    651305.2    4765764.0     809.49        1.82        0.03         30          4          7        383     5.0       7
OTD289    651306.6    4765763.0     804.80        1.09        0.02         10          4          7        388     5.0       7
OTD289    651308.0    4765762.0     800.11        1.50        0.04         27          4          7        393     5.0       7
OTD289    651309.4    4765761.0     795.42        1.60        0.03         47          4          7        398     5.0       7
OTD289    651310.8    4765760.0     790.73        1.43        0.03         34          4          7        403     5.0       7
OTD289    651312.2    4765759.0     786.04        1.52        0.02         89          4          7        408     5.0       7
OTD289    651313.6    4765758.0     781.36        1.48        0.03        128          4          7        413     5.0       7
OTD289    651314.9    4765757.0     776.67        1.71        0.05         22          4          7        418     5.0       7
OTD289    651316.3    4765756.0     771.98        1.37        0.01         19          4          7        423     5.0       7
OTD289    651317.7    4765754.5     767.29        0.99        0.03         21          4          7        428     5.0       7
OTD289    651319.1    4765753.5     762.60        1.31        0.02         35          4          7        433     5.0       7
OTD289    651320.2    4765753.0     758.85        1.33        0.03         12          4          7        436     3.0       7
OTD289    651321.3    4765752.0     755.09        1.96        0.03         23          2          7        441     5.0       7
OTD289    651322.7    4765751.0     750.40        2.17        0.04         22          2          7        446     5.0       7
OTD289    651324.1    4765750.0     745.72        1.50        0.05         32          2          7        451     5.0       7
OTD289    651325.6    4765749.0     741.03        0.90        0.04         13          2          7        456     5.0       7
OTD289    651326.9    4765748.0     736.34        1.05        0.03         17          2          7        461     5.0       7
OTD289    651328.3    4765747.0     731.65        2.55        0.09         66          2          7        466     5.0       7
OTD289    651329.8    4765745.5     726.96        2.33        0.09         32          2          7        471     5.0       7
OTD289    651331.2    4765744.5     722.27        2.15        0.07         29          2          7        476     5.0       7
OTD289    651332.6    4765743.5     717.58        2.48        0.08         36          2          7        481     5.0       7
OTD289    651333.9    4765742.5     712.89        2.23        0.12         38          2          7        486     5.0       7
OTD289    651335.3    4765741.5     708.20        2.46        0.13         24          2          7        491     5.0       7
OTD289    651336.7    4765740.5     703.51        2.33        0.06         15          2          7        496     5.0       7
OTD289    651338.1    4765739.5     698.82        2.14        0.07         44          2          7        501     5.0       7
OTD289    651339.4    4765738.5     694.13        1.68        0.09         75          2          7        506     5.0       7
OTD289    651340.8    4765737.5     689.44        2.74        0.14         44          2          7        511     5.0       7
OTD289    651342.2    4765736.5     684.75        3.03        0.20         82          2          7        516     5.0       7
OTD289    651343.6    4765735.0     680.06        3.59        0.24         43          2          7        521     5.0       7
OTD289    651344.9    4765734.0     675.37        3.54        0.24         21          2          7        526     5.0       7
OTD289    651346.3    4765733.0     670.67        3.84        0.26         12          2          7        531     5.0       7
OTD289    651347.6    4765731.5     665.98        2.43        0.42         17          2          7        536     5.0       7
OTD289    651348.9    4765730.5     661.28        3.19        0.26         75          2          7        541     5.0       7
OTD289    651350.3    4765729.5     656.58        2.27        0.26        104          2          7        546     5.0       7
OTD289    651351.6    4765728.5     651.88        3.30        0.24         28          2          7        551     5.0       7
OTD289    651352.9    4765727.5     647.18        1.84        0.19         74          2          7        556     5.0       7
OTD289    651354.3    4765726.0     642.47        3.78        0.25         87          2          7        561     5.0       7
OTD289    651355.6    4765725.0     637.77        1.49        0.17         93          2          7        566     5.0       7
OTD289    651356.8    4765724.0     633.06        1.35        0.16         48          2          7        571     5.0       7
OTD289    651358.1    4765723.0     628.35        3.46        0.20         20          2          7        576     5.0       7
OTD289    651359.4    4765722.0     623.64        0.61        0.06          5          2          7        581     5.0       7
OTD289    651360.8    4765720.5     618.93        0.76        0.05          5          2          7        586     5.0       7
OTD289    651362.0    4765719.5     614.21        3.17        0.18         41          2          7        591     5.0       7
OTD289    651363.3    4765718.5     609.50        3.14        0.19         37          2          7        596     5.0       7
OTD289    651364.6    4765717.5     604.78        2.27        0.12         10          2          7        601     5.0       7
OTD289    651365.9    4765716.5     600.06        2.41        0.12         11          2          7        606     5.0       7
OTD289    651367.1    4765715.5     595.81        4.20        0.16         47          2          7        610     4.0       7
OTD289    651368.2    4765714.5     591.56        1.36        0.04         29          4          7        615     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD289    651369.4    4765713.5     586.84        1.79        0.05         42         4           7        620     5.0       7
OTD289    651370.8    4765712.5     582.12        1.41        0.04         30         4           7        625     5.0       7
OTD289    651372.0    4765711.5     577.40        1.08        0.04         54         4           7        630     5.0       7
OTD289    651373.3    4765710.5     572.67        1.29        0.03         73         4           7        635     5.0       7
OTD289    651374.6    4765709.0     567.95        1.75        0.05         83         4           7        640     5.0       7
OTD289    651375.9    4765708.0     563.23        1.25        0.07         38         4           7        645     5.0       7
OTD289    651377.2    4765707.0     558.51        1.89        0.04         93         4           7        650     5.0       7
OTD289    651378.4    4765706.0     553.79        1.15        0.04        121         4           7        655     5.0       7
OTD289    651379.7    4765705.0     549.07        1.29        0.03         93         4           7        660     5.0       7
OTD289    651381.0    4765704.0     544.34        1.30        0.03         94         4           7        665     5.0       7
OTD298    651308.3    4765349.5     795.29        1.08        0.02         48         4           7        421     5.0       7
OTD298    651307.9    4765351.5     790.87        1.29        0.03         91         4           7        426     5.0       7
OTD298    651307.6    4765354.0     786.45        1.04        0.01         64         4           7        431     5.0       7
OTD298    651307.2    4765356.5     782.02        0.71        0.01         89         4           7        436     5.0       7
OTD298    651306.9    4765358.5     777.60        0.96        0.04         83         4           7        441     5.0       7
OTD298    651306.1    4765363.0     768.74        1.16        0.02        131         4           7        451     5.0       7
OTD298    651305.6    4765365.0     764.31        1.76        0.01         75         4           7        456     5.0       7
OTD298    651305.3    4765367.5     759.87        1.85        0.01         78         4           7        461     5.0       7
OTD298    651304.9    4765370.0     755.44        1.32        0.01         59         4           7        466     5.0       7
OTD298    651304.5    4765372.0     751.00        1.07        0.01        116         4           7        471     5.0       7
OTD298    651304.1    4765374.5     746.56        1.40        0.06        107         4           7        476     5.0       7
OTD298    651303.7    4765376.5     742.12        1.20        0.02         85         4           7        481     5.0       7
OTD298    651303.3    4765379.0     737.67        1.04        0.03        100         4           7        486     5.0       7
OTD298    651302.8    4765381.0     733.23        1.02        0.05         70         4           7        491     5.0       7
OTD298    651302.4    4765383.5     728.78        1.14        0.02         76         4           7        496     5.0       7
OTD298    651302.0    4765385.5     724.33        1.29        0.02         55         4           7        501     5.0       7
OTD298    651299.8    4765396.5     702.04        1.00        0.01         39         4           7        526     5.0       7
OTD298    651298.9    4765401.0     693.12        0.74        0.02         53         4           7        536     5.0       7
OTD298    651297.9    4765405.0     684.18        0.66        0.01         26         4           7        546     5.0       7
OTD298    651297.4    4765407.5     679.72        1.15        0.03         68         4           7        551     5.0       7
OTD298    651297.0    4765409.5     675.24        0.91        0.02         54         4           7        556     5.0       7
OTD298    651296.5    4765412.0     670.76        0.99        0.01         53         4           7        561     5.0       7
OTD298    651296.0    4765414.0     666.29        0.77        0.02         71         4           7        566     5.0       7
OTD298    651295.5    4765416.0     661.81        1.54        0.03         90         4           7        571     5.0       7
OTD298    651295.1    4765418.0     657.33        1.24        0.02         93         4           7        576     5.0       7
OTD298    651294.6    4765420.0     652.85        0.91        0.02         69         4           7        581     5.0       7
OTD298    651294.1    4765422.5     648.37        0.86        0.02         36         4           7        586     5.0       7
OTD298    651293.6    4765424.0     643.90        1.05        0.02         68         4           7        591     5.0       7
OTD298    651293.1    4765426.5     639.41        1.32        0.03         95         4           7        596     5.0       7
OTD298    651292.6    4765428.5     634.93        1.64        0.03        119         4           7        601     5.0       7
OTD298    651292.1    4765430.5     630.45        1.20        0.03         49         4           7        606     5.0       7
OTD298    651291.6    4765433.0     625.97        1.27        0.03        133         4           7        611     5.0       7
OTD298    651291.1    4765435.0     621.48        1.73        0.04        101         4           7        616     5.0       7
OTD298    651290.6    4765437.0     617.00        1.50        0.02        130         4           7        621     5.0       7
OTD298    651290.1    4765439.0     612.51        1.78        0.02        182         4           7        626     5.0       7
OTD298    651289.6    4765441.5     608.02        1.62        0.03        226         4           7        631     5.0       7
OTD298    651289.1    4765443.5     603.54        1.40        0.01        290         4           7        636     5.0       7
OTD298    651288.6    4765445.5     599.05        1.22        0.02        173         4           7        641     5.0       7
OTD298    651288.1    4765448.0     594.56        1.13        0.04        125         4           7        646     5.0       7
OTD298    651287.8    4765449.5     591.42        0.60        0.03        190         6           7        648     2.0       7
OTD298    651283.8    4765465.5     555.95        0.85        0.03        113         6           7        689     5.0       7
OTD298    651283.3    4765468.0     551.46        1.02        0.05        126         6           7        694     5.0       7
OTD298    651282.8    4765470.0     546.98        0.60        0.02         69         6           7        699     5.0       7
OTD298    651282.3    4765472.0     542.49        0.75        0.02         95         6           7        704     5.0       7
OTD298    651281.3    4765476.0     533.53        0.61        0.06         88        10           7        714     5.0       7
OTD298    651280.8    4765479.0     529.05        0.64        0.04        145        10           7        719     5.0       7
OTD298    651273.9    4765513.5     457.29        0.81        0.05        247        10           1        799     5.0       7
OTD303    651431.9    4765641.0     836.16        0.76        0.02         26        10           7        390     5.0       7
OTD303    651432.9    4765659.5     811.37        0.72        0.02         68         6           7        421     5.0       7
OTD303    651433.1    4765662.5     807.40        0.82        0.02        100         6           7        426     5.0       7
OTD303    651433.3    4765665.5     803.43        0.73        0.01         76         6           7        431     5.0       7
OTD303    651433.4    4765668.5     799.45        0.92        0.01         53         6           7        436     5.0       7
OTD303    651433.6    4765671.5     795.52        0.91        0.03         53         6           7        441     5.0       7
OTD303    651433.8    4765674.5     791.59        0.76        0.02         63         6           7        446     5.0       7
OTD303    651433.9    4765677.0     788.83        0.89        0.02         38         6           7        448     2.0       7
OTD303    651434.1    4765679.5     786.08        0.72        0.02         38         4           7        453     5.0       7
OTD303    651434.3    4765682.5     782.18        1.34        0.01         59         4           7        458     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD303    651434.6    4765685.5     778.28        2.03        0.03         47         4           7        463     5.0       7
OTD303    651434.8    4765688.5     774.37        2.27        0.05         44         4           7        468     5.0       7
OTD303    651435.1    4765691.5     770.48        1.16        0.01         23         4           7        473     5.0       7
OTD303    651435.3    4765695.0     766.60        1.06        0.02         15         4           7        478     5.0       7
OTD303    651435.6    4765698.0     762.71        1.05        0.01         22         4           7        483     5.0       7
OTD303    651435.9    4765701.5     758.82        1.13        0.01         17         4           7        488     5.0       7
OTD303    651436.1    4765705.0     754.95        1.11        0.01         18         4           7        493     5.0       7
OTD303    651436.4    4765708.0     751.07        0.86        0.03         26         4           7        498     5.0       7
OTD303    651436.7    4765711.0     747.20        1.27        0.02         27         4           7        503     5.0       7
OTD303    651437.1    4765714.0     743.34        1.15        0.04         22         4           7        508     5.0       7
OTD303    651437.4    4765717.5     739.48        0.92        0.03         44         4           7        513     5.0       7
OTD303    651437.7    4765720.0     735.62        0.66        0.02         13         4           7        518     5.0       7
OTD303    651438.0    4765723.5     731.78        1.10        0.02         16         4           7        523     5.0       7
OTD303    651438.4    4765726.5     727.93        1.18        0.02          8         4           7        528     5.0       7
OTD303    651438.8    4765729.5     724.09        1.27        0.03          9         4           7        533     5.0       7
OTD303    651439.1    4765733.0     720.26        1.83        0.03         17         4           7        538     5.0       7
OTD303    651439.4    4765736.0     716.44        1.26        0.02          5         4           7        543     5.0       7
OTD303    651439.8    4765739.5     712.63        1.22        0.07          9         4           7        548     5.0       7
OTD303    651440.3    4765742.5     708.81        1.14        0.06          8         4           7        553     5.0       7
OTD303    651440.7    4765746.0     705.01        1.57        0.04         16         4           7        558     5.0       7
OTD303    651441.1    4765749.0     701.22        1.40        0.04         17         4           7        563     5.0       7
OTD303    651441.6    4765752.5     697.42        1.36        0.07         11         4           7        568     5.0       7
OTD303    651442.0    4765756.0     693.63        1.30        0.04         15         4           7        573     5.0       7
OTD303    651442.4    4765759.0     689.83        1.04        0.04         16         4           7        578     5.0       7
OTD303    651442.9    4765762.5     686.04        1.57        0.06         16         4           7        583     5.0       7
OTD303    651443.4    4765765.5     682.25        1.11        0.03         23         4           7        588     5.0       7
OTD303    651443.9    4765768.5     678.46        1.72        0.04         94         4           7        593     5.0       7
OTD303    651444.4    4765772.0     674.67        2.02        0.08        115         4           7        598     5.0       7
OTD303    651444.9    4765775.5     670.88        1.58        0.04        168         4           7        603     5.0       7
OTD303    651445.5    4765778.5     667.09        1.66        0.08         27         4           7        608     5.0       7
OTD303    651446.0    4765781.5     663.31        3.17        0.21         36         4           7        613     5.0       7
OTD303    651446.6    4765785.0     659.52        3.21        0.20         25         4           7        618     5.0       7
OTD303    651447.1    4765788.0     655.76        1.45        0.04         27         4           7        623     5.0       7
OTD303    651447.7    4765791.5     652.00        1.37        0.03         29         2           7        628     5.0       7
OTD303    651448.3    4765794.5     648.24        1.96        0.04         16         2           7        633     5.0       7
OTD303    651448.9    4765798.0     644.49        2.23        0.05         27         2           7        638     5.0       7
OTD303    651449.5    4765801.0     640.76        1.80        0.05         33         2           7        643     5.0       7
OTD303    651450.1    4765804.5     637.03        1.21        0.06         19         2           7        648     5.0       7
OTD303    651450.8    4765808.0     633.30        1.95        0.11         29         2           7        653     5.0       7
OTD303    651451.4    4765811.5     629.60        2.18        0.07         34         2           7        658     5.0       7
OTD303    651452.1    4765814.5     625.89        2.52        0.09         19         2           7        663     5.0       7
OTD303    651452.8    4765817.5     622.19        2.15        0.07         17         2           7        668     5.0       7
OTD303    651453.4    4765821.0     618.51        3.15        0.08         23         2           7        673     5.0       7
OTD303    651454.3    4765825.0     614.09        2.37        0.07         12         2           1        679     5.0       7
OTD303    651454.9    4765828.5     610.41        2.31        0.11         13         2           1        684     5.0       7
OTD303    651455.7    4765831.5     606.74        2.93        0.15         65         2           1        689     5.0       7
OTD303    651456.4    4765835.0     603.09        2.85        0.15         39         2           1        694     5.0       7
OTD303    651457.1    4765838.5     599.43        1.73        0.26         29         2           1        699     5.0       7
OTD303    651457.9    4765841.5     595.78        2.17        0.38         53         2           1        704     5.0       7
OTD303    651458.8    4765845.0     592.15        2.66        0.53         27         2           1        709     5.0       7
OTD303    651459.5    4765848.0     588.52        1.64        0.30         79         2           1        714     5.0       7
OTD303    651460.3    4765851.0     584.89        2.59        0.45         90         2           1        719     5.0       7
OTD303    651461.1    4765854.5     581.29        4.25        0.38         37         2           1        724     5.0       7
OTD303    651461.9    4765858.0     577.69        2.20        0.19         24         2           1        729     5.0       7
OTD303    651462.7    4765861.5     574.09        2.74        0.17         55         2           1        734     5.0       7
OTD303    651463.3    4765864.0     571.57        1.97        0.10         45         2           1        736     2.0       7
OTD303    651463.8    4765866.0     569.07        1.76        0.16         62         5           1        741     5.0       7
OTD303    651464.6    4765869.5     565.50        1.34        0.10         89         5           1        746     5.0       7
OTD303    651465.4    4765873.0     561.92        1.27        0.11         67         5           1        751     5.0       7
OTD303    651466.3    4765876.5     558.38        1.31        0.07         53         5           1        756     5.0       7
OTD303    651467.1    4765880.0     554.84        1.05        0.06        513         5           1        761     5.0       7
OTD303    651467.9    4765883.5     551.29        1.21        0.06        248         5           1        766     5.0       7
OTD303    651468.8    4765887.0     547.76        1.37        0.06         95         5           1        771     5.0       7
OTD303    651469.8    4765890.0     544.25        1.08        0.06         62         5           1        776     5.0       7
OTD303    651470.7    4765893.5     540.74        0.99        0.04         70         5           1        781     5.0       7
OTD303    651471.6    4765897.0     537.22        1.13        0.04         57         5           1        786     5.0       7
OTD303    651472.6    4765900.5     533.74        1.22        0.03         79         5           1        791     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD303    651473.4    4765903.0     530.95        1.32        0.04         45         5           1        794     3.0       7
OTD303    651474.2    4765906.0     528.16        0.69        0.02         59         7           1        799     5.0       7
OTD303    651475.3    4765909.5     524.69        0.94        0.04         64         7           1        804     5.0       7
OTD303    651476.3    4765913.0     521.24        0.74        0.03         41         7           1        809     5.0       7
OTD303    651477.4    4765916.5     517.78        0.90        0.04         49         7           1        814     5.0       7
OTD303    651478.6    4765919.5     514.33        1.12        0.04         98         7           1        819     5.0       7
OTD303    651479.6    4765923.0     510.91        1.06        0.05         98         7           1        824     5.0       7
OTD303    651480.7    4765926.5     507.49        0.84        0.05         66         7           1        829     5.0       7
OTD303    651481.8    4765930.0     504.06        0.88        0.03         86         7           1        834     5.0       7
OTD303    651482.8    4765934.0     500.66        0.79        0.04        104         7           1        839     5.0       7
OTD303    651483.9    4765937.5     497.27        0.88        0.07         85         7           1        844     5.0       7
OTD303    651484.9    4765941.0     493.88        0.85        0.05         66         7           1        849     5.0       7
OTD303    651486.1    4765944.5     490.51        0.73        0.04         70         7           1        854     5.0       7
OTD303    651488.2    4765952.0     483.79        0.63        0.05        117         7           1        864     5.0       7
OTD303    651489.3    4765955.5     480.44        0.87        0.07        158         7           1        869     5.0       7
OTD303    651490.3    4765959.0     477.08        0.88        0.07        142         7           1        874     5.0       7
OTD303    651491.4    4765962.5     473.78        0.85        0.07        176         7           1        879     5.0       7
OTD303    651492.5    4765966.0     470.48        0.96        0.11        284         7           1        884     5.0       7
OTD303    651494.7    4765973.0     463.88        0.82        0.09        278         7           1        894     5.0       7
OTD304    651141.8    4765630.0    1012.30        0.70        0.04         18        10           7        175     5.0       7
OTD304    651143.7    4765628.5    1007.88        1.15        0.10         25        10           7        180     5.0       7
OTD304    651147.4    4765625.5     999.03        0.81        0.02         41        10           7        190     5.0       7
OTD304    651154.5    4765620.5     982.17        1.29        0.09        129         6           7        209     5.0       7
OTD304    651156.4    4765619.0     977.73        0.86        0.05        187         6           7        214     5.0       7
OTD304    651165.6    4765612.0     955.45        1.10        0.05         36         6           7        239     5.0       7
OTD304    651167.5    4765611.0     950.98        0.86        0.04         30         6           7        244     5.0       7
OTD304    651169.3    4765609.5     946.50        0.91        0.03        106         6           7        249     5.0       7
OTD304    651171.1    4765608.5     942.03        1.26        0.04        241         6           7        254     5.0       7
OTD304    651173.0    4765607.0     937.56        1.06        0.05         44         6           7        259     5.0       7
OTD304    651174.8    4765606.5     933.08        1.04        0.05         57         6           7        264     5.0       7
OTD304    651176.6    4765605.0     928.59        0.70        0.01         41         6           7        269     5.0       7
OTD304    651178.8    4765603.5     923.21        1.15        0.04        147         4           7        275     5.0       7
OTD304    651180.6    4765602.5     918.72        1.36        0.05         85         4           7        280     5.0       7
OTD304    651182.4    4765601.0     914.22        0.84        0.04         66         4           7        285     5.0       7
OTD304    651186.1    4765598.5     905.22        0.92        0.05         39         4           7        295     5.0       7
OTD304    651187.9    4765597.5     900.71        0.76        0.06         45         4           7        300     5.0       7
OTD304    651189.6    4765595.5     896.21        1.05        0.04         25         4           7        305     5.0       7
OTD304    651191.4    4765594.5     891.69        1.63        0.05         33         4           7        310     5.0       7
OTD304    651193.3    4765593.5     887.17        1.26        0.04         31         4           7        315     5.0       7
OTD304    651195.0    4765592.0     882.65        1.53        0.07         35         4           7        320     5.0       7
OTD304    651196.8    4765591.0     878.13        1.59        0.07         53         4           7        325     5.0       7
OTD304    651198.6    4765590.0     873.62        1.29        0.05         67         4           7        330     5.0       7
OTD304    651200.2    4765589.0     869.53        1.10        0.04         31         4           7        334     4.0       7
OTD304    651201.8    4765588.0     865.45        0.93        0.05         39         6           7        339     5.0       7
OTD304    651203.6    4765587.0     860.92        0.70        0.02         41         6           7        344     5.0       7
OTD304    651205.4    4765586.0     856.38        0.75        0.02         21         6           7        349     5.0       7
OTD304    651207.1    4765584.5     851.84        0.74        0.03         44         6           7        354     5.0       7
OTD304    651208.9    4765583.5     847.29        0.87        0.03         45         6           7        359     5.0       7
OTD304    651210.7    4765582.5     842.74        0.87        0.05         80         6           7        364     5.0       7
OTD304    651212.4    4765581.5     838.19        1.35        0.06         71         6           7        369     5.0       7
OTD304    651214.2    4765580.5     833.64        0.81        0.04         87         6           7        374     5.0       7
OTD304    651215.9    4765579.0     829.09        0.85        0.03         64         6           7        379     5.0       7
OTD304    651217.7    4765578.0     824.53        0.75        0.02        200         6           7        384     5.0       7
OTD304    651219.3    4765577.0     819.98        0.68        0.04        204         6           7        389     5.0       7
OTD304    651221.1    4765576.0     815.42        0.60        0.02         61         6           7        394     5.0       7
OTD304    651224.2    4765574.0     807.21        1.46        0.04        226         4           7        403     5.0       7
OTD304    651225.9    4765573.0     802.65        1.27        0.03        129         4           7        408     5.0       7
OTD304    651227.6    4765571.5     798.09        1.99        0.05        151         4           7        413     5.0       7
OTD304    651229.4    4765570.5     793.53        2.68        0.06        128         4           7        418     5.0       7
OTD304    651231.1    4765569.5     788.97        1.48        0.05        172         4           7        423     5.0       7
OTD304    651232.8    4765568.5     784.40        1.11        0.05        150         4           7        428     5.0       7
OTD304    651234.5    4765567.5     779.84        1.19        0.03        121         4           7        433     5.0       7
OTD304    651236.3    4765566.5     775.27        1.30        0.05        152         4           7        438     5.0       7
OTD304    651237.8    4765565.5     771.16        1.52        0.04        220         4           7        442     4.0       7
OTD304    651239.4    4765564.5     767.05        2.63        0.11        231         2           7        447     5.0       7
OTD304    651241.0    4765563.0     762.48        2.81        0.07        195         2           7        452     5.0       7
OTD304    651242.8    4765562.0     757.91        1.84        0.03        116         2           7        457     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD304    651244.1    4765561.0     754.25        2.18        0.05        150         2           7        460     3.0       7
OTD304    651245.4    4765560.0     750.60        1.27        0.04         97         4           7        465     5.0       7
OTD304    651247.1    4765559.0     746.03        0.82        0.03         32         4           7        470     5.0       7
OTD304    651250.6    4765557.0     736.89        0.96        0.03         50         4           7        480     5.0       7
OTD304    651252.3    4765556.0     732.32        1.09        0.02         41         4           7        485     5.0       7
OTD304    651254.1    4765555.0     727.75        1.17        0.03         78         4           7        490     5.0       7
OTD304    651255.8    4765554.0     723.18        1.37        0.03         65         4           7        495     5.0       7
OTD304    651257.5    4765552.5     718.62        1.49        0.03         71         4           7        500     5.0       7
OTD304    651259.2    4765551.5     714.05        1.51        0.03         47         4           7        505     5.0       7
OTD304    651260.9    4765550.0     709.48        1.50        0.03         44         4           7        510     5.0       7
OTD304    651262.6    4765549.0     704.92        1.85        0.06         45         4           7        515     5.0       7
OTD304    651264.4    4765548.5     700.35        1.78        0.06         36         4           7        520     5.0       7
OTD304    651266.1    4765547.5     695.78        1.73        0.03         37         4           7        525     5.0       7
OTD304    651267.8    4765546.0     691.22        0.78        0.02         16         4           7        530     5.0       7
OTD304    651269.5    4765545.0     686.65        1.15        0.02         23         4           7        535     5.0       7
OTD304    651271.6    4765543.5     681.16        1.86        0.05         64         2           7        541     5.0       7
OTD304    651273.2    4765542.5     676.59        2.25        0.09         63         2           7        546     5.0       7
OTD304    651274.4    4765541.5     673.40        2.00        0.07         44         2           7        548     2.0       7
OTD304    651275.6    4765541.0     670.20        1.61        0.05         90         4           7        553     5.0       7
OTD304    651277.2    4765540.0     665.63        1.66        0.08        110         4           7        558     5.0       7
OTD304    651278.9    4765538.5     661.05        1.85        0.05         61         4           7        563     5.0       7
OTD304    651280.5    4765537.5     656.48        1.70        0.04         86         4           7        568     5.0       7
OTD304    651282.1    4765536.0     651.91        2.40        0.05         66         4           7        573     5.0       7
OTD304    651283.8    4765535.0     647.34        1.84        0.03        113         4           7        578     5.0       7
OTD304    651285.4    4765534.0     642.77        1.53        0.03         82         4           7        583     5.0       7
OTD304    651287.1    4765532.5     638.20        1.52        0.03         37         4           7        588     5.0       7
OTD304    651288.8    4765531.0     633.63        1.45        0.02         56         4           7        593     5.0       7
OTD304    651290.4    4765530.0     629.06        2.29        0.04         29         4           7        598     5.0       7
OTD304    651292.1    4765528.5     624.49        1.80        0.03        100         4           7        603     5.0       7
OTD304    651293.8    4765527.5     619.92        1.34        0.03         31         4           7        608     5.0       7
OTD304    651295.4    4765526.5     615.34        1.48        0.03         49         4           7        613     5.0       7
OTD304    651297.1    4765525.0     610.77        1.54        0.03         25         4           7        618     5.0       7
OTD304    651298.8    4765524.0     606.21        1.70        0.04         70         4           7        623     5.0       7
OTD304    651300.4    4765522.5     601.64        1.60        0.04         35         4           7        628     5.0       7
OTD304    651302.1    4765521.5     597.08        1.26        0.04         23         4           7        633     5.0       7
OTD304    651303.8    4765520.0     592.51        1.70        0.03         22         4           7        638     5.0       7
OTD304    651305.4    4765519.0     587.95        1.36        0.03         30         4           7        643     5.0       7
OTD304    651307.1    4765517.5     583.39        1.39        0.04         41         4           7        648     5.0       7
OTD304    651308.8    4765516.0     578.83        1.23        0.05         42         4           7        653     5.0       7
OTD304    651310.4    4765515.0     574.28        1.31        0.03         63         4           7        658     5.0       7
OTD304    651311.9    4765514.0     570.18        1.36        0.04         32         4           7        662     4.0       7
OTD304    651312.9    4765513.0     567.44        0.84        0.05         24         6           7        664     2.0       7
OTD304    651322.5    4765506.5     541.49        0.61        0.08         64         6           7        694     5.0       7
OTD304    651325.8    4765504.0     532.38        1.11        0.04        107         6           7        704     5.0       7
OTD304    651329.4    4765501.0     522.36        0.85        0.03         66         7           1        715     5.0       7
OTD304    651331.1    4765500.0     517.80        0.88        0.05         63         7           1        720     5.0       7
OTD304    651334.3    4765497.5     508.68        1.11        0.07         52         7           1        730     5.0       7
OTD304    651336.0    4765496.0     504.12        1.44        0.07         54         7           1        735     5.0       7
OTD304    651337.6    4765494.5     499.56        0.95        0.07         49         7           1        740     5.0       7
OTD304    651339.2    4765493.5     495.00        0.86        0.05        170         7           1        745     5.0       7
OTD304    651340.8    4765492.0     490.44        1.12        0.06         86         7           1        750     5.0       7
OTD304    651344.0    4765489.5     481.31        0.82        0.04        168         7           1        760     5.0       7
OTD304    651345.6    4765488.0     476.74        2.02        0.07        264         7           1        765     5.0       7
OTD304    651347.1    4765487.0     472.18        2.57        0.08        290         7           1        770     5.0       7
OTD304    651348.6    4765486.0     467.61        1.86        0.07        167         7           1        775     5.0       7
OTD304    651350.1    4765484.5     463.04        1.34        0.05        144         7           1        780     5.0       7
OTD304    651351.5    4765483.0     458.48        1.28        0.06        299         7           1        785     5.0       7
OTD304    651352.9    4765481.5     453.91        0.87        0.05        175         7           1        790     5.0       7
OTD304    651354.4    4765480.0     449.34        0.73        0.03        153         7           1        795     5.0       7
OTD304    651355.8    4765478.5     444.78        0.84        0.04        184         7           1        800     5.0       7
OTD304    651361.7    4765473.0     426.54        1.09        0.10        207         7           1        820     5.0       7
OTD304    651364.8    4765470.0     417.44        1.02        0.07        132         7           1        830     5.0       7
OTD304    651366.3    4765468.5     412.89        0.99        0.04        221         7           1        835     5.0       7
OTD304    651367.8    4765467.0     408.34        1.03        0.05        105         7           1        840     5.0       7
OTD304    651369.3    4765465.5     403.79        0.94        0.03         93         7           1        845     5.0       7
OTD304    651370.8    4765464.0     399.24        1.06        0.05        150         7           1        850     5.0       7
OTD304    651373.9    4765461.0     390.16        0.83        0.04         64         7           1        860     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD304    651375.5    4765460.0     385.61        1.07        0.07        152         7           1        865     5.0       7
OTD304    651378.7    4765457.0     376.54        1.41        0.09        213         7           1        875     5.0       7
OTD304    651380.3    4765455.5     372.01        1.25        0.04        309         7           1        880     5.0       7
OTD304    651381.8    4765454.5     367.47        1.00        0.03        179         7           1        885     5.0       7
OTD304    651383.4    4765453.5     362.93        1.80        0.08        309         7           1        890     5.0       7
OTD304    651385.0    4765452.0     358.41        0.86        0.06        244         7           1        895     5.0       7
OTD304    651386.6    4765450.5     353.88        1.42        0.08        226         7           1        900     5.0       7
OTD304    651388.3    4765449.5     349.36        0.74        0.07        201         7           1        905     5.0       7
OTD304    651389.9    4765448.0     344.83        1.50        0.05        143         7           1        910     5.0       7
OTD304    651394.9    4765443.5     331.27        0.67        0.05         77         7           1        925     5.0       7
OTD304    651398.2    4765441.0     322.23        0.72        0.04        196         7           1        935     5.0       7
OTD305    651421.7    4765473.5     895.49        0.69        0.03         84        10           7        315     5.0       7
OTD305    651421.3    4765476.5     891.34        0.80        0.04         70        10           7        320     5.0       7
OTD305    651418.0    4765521.5     824.80        1.08        0.04         71        10           7        400     5.0       7
OTD305    651417.8    4765528.0     814.82        0.70        0.01         32         6           7        412     5.0       7
OTD305    651417.8    4765530.5     810.66        0.65        0.01         28         6           7        417     5.0       7
OTD305    651417.7    4765533.5     806.51        0.69        0.01         23         6           7        422     5.0       7
OTD305    651417.6    4765536.0     802.36        0.82        0.03         46         6           7        427     5.0       7
OTD305    651417.6    4765539.0     798.21        0.91        0.03        320         6           7        432     5.0       7
OTD305    651417.5    4765542.0     794.07        0.77        0.02         44         6           7        437     5.0       7
OTD305    651417.5    4765544.5     789.92        0.62        0.03         25         6           7        442     5.0       7
OTD305    651417.5    4765547.5     785.76        0.77        0.03         31         6           7        447     5.0       7
OTD305    651417.5    4765555.5     774.09        1.45        0.02         35         4           7        461     5.0       7
OTD305    651417.5    4765558.0     769.91        1.49        0.01         37         4           7        466     5.0       7
OTD305    651417.5    4765561.0     765.74        1.42        0.01         26         4           7        471     5.0       7
OTD305    651417.5    4765564.0     761.55        0.96        0.01         16         4           7        476     5.0       7
OTD305    651417.6    4765566.5     757.36        1.72        0.03         8          4           7        481     5.0       7
OTD305    651417.6    4765569.5     753.17        1.80        0.04         17         4           7        486     5.0       7
OTD305    651417.6    4765572.0     748.97        1.85        0.02         16         4           7        491     5.0       7
OTD305    651417.7    4765574.5     744.78        1.26        0.01         16         4           7        496     5.0       7
OTD305    651417.8    4765577.5     740.59        2.20        0.03         20         2           7        501     5.0       7
OTD305    651417.8    4765579.5     736.39        2.24        0.03         17         2           7        506     5.0       7
OTD305    651417.8    4765581.5     733.46        2.64        0.01         22         2           7        508     2.0       7
OTD305    651417.8    4765583.5     730.52        1.33        0.01         30         4           7        513     5.0       7
OTD305    651417.8    4765586.0     726.33        1.04        0.01         29         4           7        518     5.0       7
OTD305    651417.9    4765589.0     722.14        1.56        0.01         47         4           7        523     5.0       7
OTD305    651417.9    4765591.5     717.94        1.19        0.02         64         4           7        528     5.0       7
OTD305    651418.0    4765594.5     713.75        1.12        0.01         79         4           7        533     5.0       7
OTD305    651418.1    4765597.0     709.56        1.54        0.01         63         4           7        538     5.0       7
OTD305    651418.1    4765600.5     705.36        1.63        0.01         49         4           7        543     5.0       7
OTD305    651418.2    4765603.0     701.18        1.90        0.03         52         4           7        548     5.0       7
OTD305    651418.3    4765606.0     696.99        1.38        0.03         37         4           7        553     5.0       7
OTD305    651418.3    4765608.5     692.80        1.38        0.03         49         4           7        558     5.0       7
OTD305    651418.4    4765611.5     688.62        1.44        0.03         35         4           7        563     5.0       7
OTD305    651418.4    4765613.5     684.43        2.63        0.06        136         4           7        568     5.0       7
OTD305    651418.6    4765616.5     680.25        2.02        0.04         40         4           7        573     5.0       7
OTD305    651418.7    4765619.0     676.07        1.56        0.02         72         4           7        578     5.0       7
OTD305    651418.8    4765622.0     671.89        1.46        0.02         48         4           7        583     5.0       7
OTD305    651418.9    4765624.5     667.71        1.80        0.04         52         4           7        588     5.0       7
OTD305    651419.0    4765627.5     663.54        1.99        0.06         68         4           7        593     5.0       7
OTD305    651419.1    4765630.0     659.37        1.78        0.07         34         4           7        598     5.0       7
OTD305    651419.3    4765633.0     655.19        1.23        0.04         29         4           7        603     5.0       7
OTD305    651419.4    4765636.0     651.02        1.45        0.05         11         4           7        608     5.0       7
OTD305    651419.5    4765638.5     646.85        1.87        0.06         47         4           7        613     5.0       7
OTD305    651419.7    4765641.5     642.69        1.61        0.04         32         4           7        618     5.0       7
OTD305    651419.8    4765644.0     638.52        1.22        0.13         74         4           7        623     5.0       7
OTD305    651420.1    4765647.5     633.52        2.60        0.16         84         2           7        629     5.0       7
OTD305    651420.3    4765650.0     629.36        2.21        0.27         44         2           7        634     5.0       7
OTD305    651420.4    4765653.0     625.20        2.94        0.26        150         2           7        639     5.0       7
OTD305    651420.6    4765655.5     621.04        3.30        0.23         70         2           7        644     5.0       7
OTD305    651420.8    4765658.5     616.88        3.04        0.24         63         2           7        649     5.0       7
OTD305    651420.9    4765661.0     612.73        1.40        0.11         76         2           7        654     5.0       7
OTD305    651421.1    4765663.5     608.57        2.54        0.17        102         2           7        659     5.0       7
OTD305    651421.4    4765666.5     604.42        2.52        0.13         58         2           7        664     5.0       7
OTD305    651421.6    4765669.0     600.27        2.18        0.09        212         2           7        669     5.0       7
OTD305    651421.9    4765672.5     595.29        0.99        0.08         42         4           7        675     5.0       7
OTD305    651422.1    4765675.0     591.14        1.28        0.10         42         4           7        680     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    AU (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD305    651422.4    4765678.0     587.00        1.58        0.06         29         4           7        685     5.0       7
OTD305    651422.6    4765681.0     582.85        1.54        0.09         41         4           7        690     5.0       7
OTD305    651422.9    4765683.5     578.73        2.52        0.11         31         2           7        695     5.0       7
OTD305    651423.1    4765686.5     574.60        2.25        0.10         37         2           7        700     5.0       7
OTD305    651423.4    4765689.0     570.46        2.27        0.14         38         2           7        705     5.0       7
OTD305    651423.7    4765691.5     567.17        2.08        0.08         26         2           7        708     3.0       7
OTD305    651423.9    4765693.5     563.88        1.46        0.06         18         4           7        713     5.0       7
OTD305    651424.3    4765696.5     559.77        1.54        0.06         66         4           7        718     5.0       7
OTD305    651424.5    4765699.5     555.65        0.88        0.03         29         4           7        723     5.0       7
OTD305    651424.9    4765702.0     551.56        1.40        0.04         54         4           7        728     5.0       7
OTD305    651425.6    4765708.0     542.96        0.88        0.03         35         5           1        738     4.0       7
OTD305    651425.9    4765710.0     539.31        0.78        0.03         20         7           1        743     5.0       7
OTD305    651426.3    4765713.0     535.26        1.13        0.04         36         7           1        748     5.0       7
OTD305    651426.7    4765716.0     531.22        0.68        0.02         17         7           1        753     5.0       7
OTD305    651427.0    4765719.5     527.19        0.83        0.03         22         7           1        758     5.0       7
OTD305    651427.4    4765722.5     523.19        0.68        0.03         58         7           1        763     5.0       7
OTD305    651427.8    4765725.5     519.20        0.93        0.03         57         7           1        768     5.0       7
OTD305    651428.8    4765734.0     507.31        0.67        0.03         45         7           1        783     5.0       7
OTD305    651429.2    4765737.5     503.37        0.84        0.03         88         7           1        788     5.0       7
OTD305    651429.6    4765740.5     499.40        0.64        0.04         48         7           1        793     5.0       7
OTD305    651429.9    4765743.5     495.43        1.02        0.05        107         7           1        798     5.0       7
OTD305    651430.7    4765749.0     487.47        0.94        0.03         61         7           1        808     5.0       7
OTD305    651431.8    4765758.0     475.48        0.68        0.04         49         7           1        823     5.0       7
OTD305    651432.6    4765764.0     467.55        0.82        0.05         43         7           1        833     5.0       7
OTD305    651432.9    4765767.0     463.58        0.82        0.03         39         7           1        838     5.0       7
OTD305    651433.3    4765770.0     459.94        0.74        0.06         43         7           1      842.2     4.2       7
OTD310    651367.1    4765893.5     875.21        0.77        0.07         38         6           7        311     5.0       7
OTD310    651368.3    4765892.0     870.55        0.79        0.04         24         6           7        316     5.0       7
OTD310    651370.6    4765889.5     861.25        0.72        0.04         40         6           7        326     5.0       7
OTD310    651371.9    4765888.0     856.60        1.20        0.03         24         4           7        331     5.0       7
OTD310    651373.1    4765887.0     851.95        1.51        0.07         19         4           7        336     5.0       7
OTD310    651374.3    4765885.5     847.31        0.87        0.05         25         4           7        341     5.0       7
OTD310    651375.4    4765884.0     842.66        1.05        0.03          7         4           7        346     5.0       7
OTD310    651376.7    4765882.5     838.02        1.47        0.07         10         4           7        351     5.0       7
OTD310    651377.8    4765881.0     833.37        1.32        0.04          5         4           7        356     5.0       7
OTD310    651379.0    4765879.5     828.73        1.84        0.07         44         4           7        361     5.0       7
OTD310    651380.2    4765878.0     824.09        1.22        0.05         19         4           7        366     5.0       7
OTD310    651381.3    4765877.0     819.45        1.44        0.10         25         4           7        371     5.0       7
OTD310    651382.5    4765875.5     814.83        1.82        0.10         12         4           7        376     5.0       7
OTD310    651383.7    4765874.0     810.20        1.58        0.05          6         4           7        381     5.0       7
OTD310    651384.8    4765872.5     805.57        1.70        0.04          6         4           7        386     5.0       7
OTD310    651386.0    4765871.0     800.97        1.87        0.05         10         4           7        391     5.0       7
OTD310    651387.2    4765869.5     796.36        2.39        0.05         17         4           7        396     5.0       7
OTD310    651388.4    4765867.5     791.75        0.89        0.08          7         4           7        401     5.0       7
OTD310    651389.8    4765865.5     786.24        2.46        0.11         11         2           7        407     5.0       7
OTD310    651391.0    4765864.0     781.65        2.77        0.09          5         2           7        412     5.0       7
OTD310    651392.3    4765862.5     777.06        1.90        0.10         11         2           7        417     5.0       7
OTD310    651393.4    4765861.0     772.47        2.77        0.09         13         2           7        422     5.0       7
OTD310    651394.6    4765859.5     767.88        3.49        0.11          5         2           7        427     5.0       7
OTD310    651395.8    4765858.0     763.28        3.18        0.16          5         2           7        432     5.0       7
OTD310    651397.0    4765856.5     758.69        3.95        0.13          7         2           7        437     5.0       7
OTD310    651398.2    4765855.0     754.08        2.75        0.16         17         2           7        442     5.0       7
OTD310    651399.4    4765853.0     749.48        2.77        0.19         27         2           7        447     5.0       7
OTD310    651400.5    4765851.5     744.88        2.19        0.18         60         2           7        452     5.0       7
OTD310    651401.7    4765850.0     740.28        2.80        0.24         38         2           7        457     5.0       7
OTD310    651402.9    4765848.5     735.67        3.26        0.40        117         2           7        462     5.0       7
OTD310    651404.1    4765847.0     731.06        3.84        0.49         40         2           7        467     5.0       7
OTD310    651405.2    4765845.5     726.45        2.82        0.39         38         2           7        472     5.0       7
OTD310    651406.4    4765843.5     721.84        2.94        0.37         97         2           7        477     5.0       7
OTD310    651407.6    4765842.0     717.22        3.32        0.78         63         2           7        482     5.0       7
OTD310    651408.7    4765841.0     712.61        5.29        3.11         77         2           7        487     5.0       7
OTD310    651409.9    4765839.5     707.99        4.23        0.73        153         2           7        492     5.0       7
OTD310    651411.0    4765838.0     703.37        3.83        0.68          7         2           7        497     5.0       7
OTD310    651412.2    4765836.5     698.75        0.66        0.26          5         2           7        502     5.0       7
OTD310    651413.3    4765835.0     694.12        3.15        0.66         11         2           7        507     5.0       7
OTD310    651414.4    4765833.5     689.49        4.92        0.51         23         2           7        512     5.0       7
OTD310    651415.6    4765831.5     684.86        2.59        0.46         16         2           7        517     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD310    651416.7    4765830.0     680.24        3.18        0.17         43         2           7        522     5.0       7
OTD310    651417.8    4765828.5     675.61        3.97        0.36        135         2           7        527     5.0       7
OTD310    651418.9    4765827.0     670.99        9.41        0.33         49         2           7        532     5.0       7
OTD310    651420.1    4765825.0     666.36        8.29        0.26        103         2           7        537     5.0       7
OTD310    651421.2    4765823.5     661.74        7.56        0.22        113         2           7        542     5.0       7
OTD310    651422.3    4765822.0     657.12        2.07        0.10        217         2           7        547     5.0       7
OTD310    651423.4    4765820.5     652.50        2.00        0.12         39         2           7        552     5.0       7
OTD310    651424.4    4765819.0     647.88        2.36        0.16         27         2           7        557     5.0       7
OTD310    651425.5    4765817.5     643.26        2.32        0.17         71         2           7        562     5.0       7
OTD310    651426.3    4765816.5     640.02        1.53        0.10        160         2           7        564     2.0       7
OTD310    651427.1    4765815.0     636.79        1.16        0.06         41         4           7        569     5.0       7
OTD310    651428.1    4765813.5     632.18        1.55        0.11         21         4           7        574     5.0       7
OTD310    651429.2    4765812.0     627.57        0.92        0.06         20         4           7        579     5.0       7
OTD310    651430.3    4765810.5     622.97        1.12        0.11         30         4           7        584     5.0       7
OTD310    651431.4    4765808.5     618.37        0.63        0.10         15         4           7        589     5.0       7
OTD310    651432.8    4765806.5     612.39        1.69        0.40         14         5           1        594     2.0       7
OTD310    651433.6    4765805.5     609.18        1.91        0.19         28         2           1        599     5.0       7
OTD310    651434.6    4765803.5     604.59        2.49        0.23         46         2           1        604     5.0       7
OTD310    651435.7    4765802.0     600.01        3.22        0.26         42         2           1        609     5.0       7
OTD310    651436.8    4765800.5     595.43        2.47        0.16         29         2           1        614     5.0       7
OTD310    651437.9    4765798.5     590.84        3.88        0.25         34         2           1        619     5.0       7
OTD310    651439.1    4765796.5     586.26        2.57        0.17         41         2           1        624     5.0       7
OTD310    651440.1    4765795.0     581.68        1.99        0.08         29         2           1        629     5.0       7
OTD310    651441.3    4765793.0     577.10        1.56        0.07         56         2           1        634     5.0       7
OTD310    651442.3    4765791.5     572.53        2.01        0.06         63         2           1        639     5.0       7
OTD310    651443.4    4765790.0     567.95        2.11        0.07         42         2           1        644     5.0       7
OTD310    651444.4    4765788.5     563.83        2.00        0.07         22         2           1        648     4.0       7
OTD310    651445.4    4765787.0     559.71        1.82        0.04         32         5           1        653     5.0       7
OTD310    651446.4    4765785.0     555.13        1.43        0.03         41         5           1        658     5.0       7
OTD310    651447.6    4765783.5     550.55        1.68        0.04         38         5           1        663     5.0       7
OTD310    651448.6    4765781.5     545.97        1.01        0.03         26         5           1        668     5.0       7
OTD310    651449.7    4765780.0     541.40        1.49        0.03         25         5           1        673     5.0       7
OTD310    651450.8    4765778.5     536.83        1.43        0.04         31         5           1        678     5.0       7
OTD310    651451.9    4765776.5     532.26        0.85        0.02         42         7           1        683     5.0       7
OTD310    651453.0    4765775.0     527.69        0.96        0.02         59         7           1        688     5.0       7
OTD310    651454.2    4765773.5     523.12        0.80        0.02         59         7           1        693     5.0       7
OTD310    651455.3    4765772.0     518.56        0.84        0.02         61         7           1        698     5.0       7
OTD310    651456.4    4765770.0     513.99        0.73        0.02         41         7           1        703     5.0       7
OTD310    651466.9    4765754.5     473.06        0.76        0.03         69         7           1        748     5.0       7
OTD310    651468.1    4765753.0     468.52        0.93        0.04         48         7           1        753     5.0       7
OTD310    651469.3    4765751.5     463.99        1.06        0.06         60         7           1        758     5.0       7
OTD310    651470.4    4765749.5     459.47        1.44        0.07        106         7           1        763     5.0       7
OTD310    651475.3    4765742.5     441.37        0.80        0.02         73         7           1        783     5.0       7
OTD310    651476.4    4765740.5     436.85        0.67        0.01         81         7           1        788     5.0       7
OTD310    651477.6    4765739.0     432.33        0.63        0.02         63         7           1        793     5.0       7
OTD310    651478.8    4765737.0     427.80        0.70        0.02         59         7           1        798     5.0       7
OTD310    651479.9    4765735.5     423.28        0.83        0.02         69         7           1        803     5.0       7
OTD310    651481.0    4765733.5     418.77        0.84        0.30         76         7           1        808     5.0       7
OTD310    651482.0    4765732.0     414.70        0.71        0.04         38         7           1        812     4.0       7
OTD310    651488.1    4765722.0     390.77        0.83        0.03        110         7           1        839     5.0       7
OTD310    651490.4    4765718.5     381.74        0.70        0.03        120         7           1        849     5.0       7
OTD310    651491.6    4765716.5     377.23        0.62        0.01         79         7           1        854     5.0       7
OTD310    651498.3    4765706.5     351.97        0.75        0.04         93        10           1        882     5.0       7
OTD313    651435.9    4765771.0     807.81        0.94        0.01         29         4           7        421     5.0       7
OTD313    651436.2    4765774.0     803.86        1.09        0.02         52         4           7        426     5.0       7
OTD313    651436.5    4765777.0     799.90        1.25        0.02         60         4           7        431     5.0       7
OTD313    651436.8    4765780.5     795.94        1.16        0.02        144         4           7        436     5.0       7
OTD313    651437.2    4765783.5     792.03        0.74        0.01         55         4           7        441     5.0       7
OTD313    651437.6    4765786.5     788.11        0.67        0.01         60         4           7        446     5.0       7
OTD313    651437.9    4765789.5     784.18        0.96        0.01         63         4           7        451     5.0       7
OTD313    651438.4    4765792.5     780.29        0.80        0.01        127         4           7        456     5.0       7
OTD313    651438.8    4765796.0     776.40        0.97        0.01         79         4           7        461     5.0       7
OTD313    651439.2    4765799.0     772.52        0.88        0.01         43         4           7        466     5.0       7
OTD313    651439.7    4765802.0     768.65        0.98        0.01         38         4           7        471     5.0       7
OTD313    651440.1    4765805.0     764.79        0.99        0.01         34         4           7        476     5.0       7
OTD313    651440.6    4765808.0     760.94        1.26        0.01         44         4           7        481     5.0       7
OTD313    651441.0    4765811.5     757.08        1.22        0.01         42         4           7        486     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD313    651441.5    4765815.0     753.27        1.26        0.01         41         4           7        491     5.0       7
OTD313    651442.0    4765818.0     749.45        1.15        0.01         45         4           7        496     5.0       7
OTD313    651442.5    4765821.0     745.62        1.12        0.01         55         4           7        501     5.0       7
OTD313    651443.0    4765824.5     741.84        1.03        0.01         47         4           7        506     5.0       7
OTD313    651443.6    4765827.5     738.06        0.95        0.01         66         4           7        511     5.0       7
OTD313    651444.1    4765831.0     734.27        0.99        0.01         62         4           7        516     5.0       7
OTD313    651444.6    4765834.0     730.51        1.10        0.01         38         4           7        521     5.0       7
OTD313    651445.2    4765837.5     726.77        0.83        0.01         37         4           7        526     5.0       7
OTD313    651445.8    4765841.0     723.03        1.52        0.03         34         4           7        531     5.0       7
OTD313    651446.3    4765844.5     719.29        1.41        0.05         20         4           7        536     5.0       7
OTD313    651446.9    4765847.5     715.60        1.68        0.07         11         4           7        541     5.0       7
OTD313    651447.6    4765851.0     711.91        1.18        0.04         31         2           7        546     5.0       7
OTD313    651448.1    4765854.0     708.21        3.48        0.10         22         2           7        551     5.0       7
OTD313    651448.8    4765857.5     704.57        3.16        0.08         19         2           7        556     5.0       7
OTD313    651449.4    4765860.5     700.92        2.96        0.13         32         2           7        561     5.0       7
OTD313    651450.1    4765864.0     697.28        2.89        0.11         18         2           7        566     5.0       7
OTD313    651450.7    4765867.5     693.65        2.81        0.11         27         2           7        571     5.0       7
OTD313    651451.4    4765871.0     690.04        2.88        0.17         13         2           7        576     5.0       7
OTD313    651452.0    4765874.5     686.42        1.89        0.11         13         2           7        581     5.0       7
OTD313    651452.7    4765877.5     682.81        3.70        0.42          8         2           7        586     5.0       7
OTD313    651453.3    4765881.0     679.23        4.47        0.43          6         2           7        591     5.0       7
OTD313    651454.0    4765884.5     675.65        5.93        0.94         15         2           7        596     5.0       7
OTD313    651454.8    4765888.0     672.06        3.28        0.33         17         2           7        601     5.0       7
OTD313    651455.4    4765891.5     668.51        3.56        0.39         21         2           7        606     5.0       7
OTD313    651456.1    4765895.0     664.96        4.23        0.42         60         2           7        611     5.0       7
OTD313    651456.9    4765898.5     661.41        4.39        0.54         29         2           7        616     5.0       7
OTD313    651457.6    4765902.0     657.84        3.27        0.46         27         2           7        621     5.0       7
OTD313    651458.3    4765905.5     654.35        5.14        0.60         75         2           7        626     5.0       7
OTD313    651459.0    4765909.0     650.85        3.31        0.45         28         2           7        631     5.0       7
OTD313    651459.8    4765912.5     647.36        4.88        0.44         27         2           7        636     5.0       7
OTD313    651460.4    4765915.5     643.85        4.41        0.85         65         2           7        641     5.0       7
OTD313    651461.2    4765919.5     640.41        3.69        0.43         64         2           7        646     5.0       7
OTD313    651462.7    4765926.5     633.54        0.75        0.04         17         2           7        656     5.0       7
OTD313    651463.4    4765930.0     630.09        3.33        0.17         30         2           7        661     5.0       7
OTD313    651464.2    4765933.5     626.71        2.97        0.13        102         2           7        666     5.0       7
OTD313    651464.7    4765936.0     624.34        2.05        0.10          5         2           7        668     2.0       7
OTD313    651465.3    4765938.5     621.98        1.16        0.04         58         4           7        673     5.0       7
OTD313    651466.1    4765942.0     618.60        1.42        0.07         68         4           7        678     5.0       7
OTD313    651466.6    4765944.5     616.23        0.78        0.05          5         4           7        680     2.0       7
OTD313    651467.1    4765947.5     613.90        1.25        0.05         91         2           7        685     5.0       7
OTD313    651467.9    4765951.0     610.58        1.35        0.04        138         2           7        690     5.0       7
OTD313    651468.5    4765953.5     608.25        0.90        0.04        130         2           7        692     2.0       7
OTD313    651469.0    4765955.5     606.26        0.99        0.06         82         4           7        696     4.0       7
OTD313    651469.8    4765959.0     603.26        1.22        0.06        140         5           1        701     5.0       7
OTD313    651470.6    4765963.0     600.00        1.15        0.05         96         5           1        706     5.0       7
OTD313    651471.4    4765966.5     596.74        0.91        0.05        118         5           1        711     5.0       7
OTD313    651472.3    4765970.0     593.47        1.14        0.05         99         5           1        716     5.0       7
OTD313    651473.1    4765973.5     590.23        1.03        0.04        134         5           1        721     5.0       7
OTD313    651473.9    4765977.5     587.00        0.82        0.04         94         5           1        726     5.0       7
OTD313    651474.8    4765981.0     583.76        1.06        0.05        139         5           1        731     5.0       7
OTD313    651476.6    4765989.5     576.68        0.93        0.04         83         7           1        742     5.0       7
OTD313    651477.4    4765993.0     573.48        0.65        0.04         85         7           1        747     5.0       7
OTD313    651478.3    4765997.5     570.28        0.80        0.04        258         7           1        752     5.0       7
OTD313    651479.2    4766001.0     567.10        0.74        0.03        109         7           1        757     5.0       7
OTD313    651480.0    4766005.0     563.93        0.87        0.05         92         7           1        762     5.0       7
OTD313    651480.9    4766008.5     560.75        0.74        0.03        103         7           1        767     5.0       7
OTD313    651482.6    4766016.0     554.47        1.78        0.07        106         7           1        777     5.0       7
OTD313    651483.5    4766019.5     551.33        0.79        0.04        113         7           1        782     5.0       7
OTD313    651484.4    4766023.5     548.19        0.71        0.05        142         7           1        787     5.0       7
OTD313    651485.3    4766027.0     545.09        0.86        0.04        108         7           1        792     5.0       7
OTD313    651486.1    4766031.0     542.00        0.97        0.05        152         7           1        797     5.0       7
OTD313    651487.0    4766034.5     538.89        1.10        0.04        109         7           1        802     5.0       7
OTD313    651487.9    4766038.5     535.83        0.93        0.04        146         7           1        807     5.0       7
OTD313    651488.9    4766042.0     532.76        1.02        0.04        132         7           1        812     5.0       7
OTD313    651489.8    4766046.5     529.69        0.84        0.01        122         7           1        817     5.0       7
OTD313    651490.8    4766050.5     526.66        0.84        0.03        186         7           1        822     5.0       7
OTD313    651491.7    4766054.0     523.63        0.98        0.03        219         7           1        827     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD313    651492.6    4766058.0     520.59        0.74        0.02         96         7           1        832     5.0       7
OTD313    651493.5    4766061.5     517.57        0.92        0.06        150         7           1        837     5.0       7
OTD313    651494.5    4766065.5     514.57        1.16        0.06        209         7           1        842     5.0       7
OTD313    651497.4    4766077.5     505.62        0.64        0.03        152         7           1        857     5.0       7
OTD313    651498.4    4766081.5     502.66        0.79        0.11        110         7           1        862     5.0       7
OTD313    651499.4    4766085.5     499.70        0.90        0.09        105         7           1        867     5.0       7
OTD313    651500.4    4766089.0     496.74        0.77        0.09         82         7           1        872     5.0       7
OTD313    651501.4    4766093.0     493.83        0.80        0.37        124         7           1        877     5.0       7
OTD313    651502.4    4766097.0     490.92        0.85        0.39        133         7           1        882     5.0       7
OTD313    651503.4    4766101.0     488.01        0.78        0.23        118         7           1        887     5.0       7
OTD313    651504.4    4766105.0     485.09        0.89        0.63        123         7           1        892     5.0       7
OTD313    651505.4    4766109.0     482.23        0.99        0.74        112         7           1        897     5.0       7
OTD313    651506.4    4766113.0     479.37        0.81        0.64        104         7           1        902     5.0       7
OTD313    651507.4    4766117.0     476.51        0.79        0.34         63         7           1        907     5.0       7
OTD313    651512.6    4766137.5     462.40        0.65        0.59        103         7           1        932     5.0       7
OTD313    651513.7    4766141.5     459.64        0.75        0.47         58         7           1        937     5.0       7
OTD313    651514.8    4766145.5     456.88        0.73        0.22         56         7           1        942     5.0       7
OTD313    651515.8    4766149.5     454.12        0.80        0.41         66         7           1        947     5.0       7
OTD313    651516.8    4766153.0     451.35        1.30        0.21         70         7           1        952     5.0       7
OTD319    651530.9    4765854.5     915.66        2.05        0.11         17        10           7        265     5.0       7
OTD319    651514.1    4765872.0     849.92        0.83        0.06         71         6           7        335     5.0       7
OTD319    651512.9    4765873.5     845.23        0.81        0.04        111         6           7        340     5.0       7
OTD319    651509.8    4765876.5     833.05        1.32        0.08         73         4           7        353     5.0       7
OTD319    651508.6    4765878.0     828.38        1.84        0.07         92         4           7        358     5.0       7
OTD319    651507.4    4765879.0     823.70        1.28        0.06         93         4           7        363     5.0       7
OTD319    651506.1    4765880.5     819.02        2.66        0.10         71         4           7        368     5.0       7
OTD319    651504.9    4765881.5     814.35        0.93        0.03         87         4           7        373     5.0       7
OTD319    651503.8    4765883.0     809.69        0.98        0.02         93         4           7        378     5.0       7
OTD319    651502.5    4765884.5     805.02        1.02        0.01        106         4           7        383     5.0       7
OTD319    651501.3    4765886.0     800.36        0.90        0.01        130         4           7        388     5.0       7
OTD319    651500.1    4765887.5     795.70        1.56        0.01         64         4           7        393     5.0       7
OTD319    651498.9    4765889.0     791.04        1.35        0.01         42         4           7        398     5.0       7
OTD319    651497.6    4765890.5     786.39        1.12        0.01         47         4           7        403     5.0       7
OTD319    651496.4    4765891.5     781.74        0.97        0.03         40         4           7        408     5.0       7
OTD319    651495.3    4765893.0     777.10        1.48        0.03         36         4           7        413     5.0       7
OTD319    651494.1    4765894.5     772.45        1.44        0.04         30         4           7        418     5.0       7
OTD319    651492.8    4765895.5     767.81        0.90        0.04         41         4           7        423     5.0       7
OTD319    651491.6    4765897.0     763.17        0.79        0.02         51         4           7        428     5.0       7
OTD319    651490.4    4765898.5     758.52        1.24        0.07         39         4           7        433     5.0       7
OTD319    651489.3    4765900.0     753.88        1.42        0.05         77         4           7        438     5.0       7
OTD319    651488.1    4765901.5     749.24        1.27        0.03         72         4           7        443     5.0       7
OTD319    651486.9    4765903.0     744.60        0.89        0.05        115         4           7        448     5.0       7
OTD319    651485.7    4765904.0     739.96        1.15        0.02         76         4           7        453     5.0       7
OTD319    651484.4    4765905.5     735.33        1.35        0.03         79         4           7        458     5.0       7
OTD319    651483.3    4765907.0     730.69        1.03        0.03         43         4           7        463     5.0       7
OTD319    651482.1    4765908.5     726.06        1.11        0.03         17         4           7        468     5.0       7
OTD319    651480.9    4765910.0     721.42        4.21        0.43         15         2           7        473     5.0       7
OTD319    651479.7    4765911.5     716.79        6.57        0.56         12         2           7        478     5.0       7
OTD319    651478.5    4765912.5     712.15        1.22        0.40         15         2           7        483     5.0       7
OTD319    651477.3    4765914.0     707.51        3.23        0.63        104         2           7        488     5.0       7
OTD319    651476.1    4765915.5     702.87        4.63        0.61         17         2           7        493     5.0       7
OTD319    651474.9    4765917.0     698.23        4.86        0.33         42         2           7        498     5.0       7
OTD319    651473.8    4765918.5     693.59        3.02        0.24         33         2           7        503     5.0       7
OTD319    651472.6    4765920.0     688.95        2.95        0.21         98         2           7        508     5.0       7
OTD319    651471.5    4765921.5     684.30        3.67        0.35         50         2           7        513     5.0       7
OTD319    651470.4    4765923.0     679.66        4.06        0.47         82         2           7        518     5.0       7
OTD319    651469.3    4765924.5     675.02        3.57        0.61        112         2           7        523     5.0       7
OTD319    651468.1    4765926.0     670.38        3.98        0.60         86         2           7        528     5.0       7
OTD319    651466.9    4765927.5     665.74        4.15        0.60         95         2           7        533     5.0       7
OTD319    651465.8    4765929.0     661.10        3.46        0.33         79         2           7        538     5.0       7
OTD319    651464.6    4765930.5     656.46        2.97        0.22         59         2           7        543     5.0       7
OTD319    651463.5    4765932.0     651.82        2.96        0.16         65         2           7        548     5.0       7
OTD319    651462.4    4765933.5     647.18        2.58        0.10         52         2           7        553     5.0       7
OTD319    651461.3    4765935.0     642.54        2.00        0.11         38         2           7        558     5.0       7
OTD319    651460.3    4765936.5     637.90        2.61        0.11         86         2           7        563     5.0       7
OTD319    651459.4    4765937.5     634.19        3.05        0.14         70         2           7        566     3.0       7
OTD319    651454.9    4765944.5     615.61        2.38        0.16         41         2           7        587     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD319    651453.8    4765945.5     610.96        4.87        0.24         45         2           7        592     5.0       7
OTD319    651452.7    4765947.0     606.31        4.37        0.21         99         2           7        597     5.0       7
OTD319    651451.5    4765948.5     601.66        2.81        0.21         62         2           7        602     5.0       7
OTD319    651450.5    4765950.0     597.47        2.11        0.08        109         2           7        606     4.0       7
OTD319    651449.5    4765951.0     593.28        1.73        0.10         55         4           7        611     5.0       7
OTD319    651448.4    4765952.5     588.63        1.39        0.14         47         4           7        616     5.0       7
OTD319    651447.3    4765953.5     583.97        1.01        0.06         72         4           7        621     5.0       7
OTD319    651446.0    4765955.5     578.38        0.81        0.06         68         7           1        627     5.0       7
OTD319    651443.8    4765958.5     569.07        0.91        0.05        145         7           1        637     5.0       7
OTD319    651441.6    4765961.0     559.75        0.70        0.03         78         7           1        647     5.0       7
OTD319    651440.5    4765962.0     555.10        0.83        0.03         93         7           1        652     5.0       7
OTD319    651439.4    4765963.5     550.44        0.64        0.01        112         7           1        657     5.0       7
OTD319    651438.3    4765965.0     545.78        1.27        0.08        233         7           1        662     5.0       7
OTD319    651437.2    4765966.5     541.12        0.64        0.04        228         7           1        667     5.0       7
OTD319    651436.1    4765968.0     536.46        0.74        0.04        190         7           1        672     5.0       7
OTD319    651432.9    4765972.0     522.48        0.89        0.08        194         7           1        687     5.0       7
OTD319    651431.8    4765973.5     517.81        0.85        0.11        176         7           1        692     5.0       7
OTD319    651430.8    4765975.0     513.15        0.62        0.09         96         7           1        697     5.0       7
OTD319    651427.6    4765979.5     499.15        0.71        0.11        164         7           1        712     5.0       7
OTD319    651425.6    4765982.0     489.81        0.80        0.03        171         7           1        722     5.0       7
OTD319    651424.5    4765983.5     485.14        0.79        0.04        428         7           1        727     5.0       7
OTD319    651422.5    4765986.5     475.81        0.62        0.04         76         7           1        737     5.0       7
OTD319    651420.4    4765989.5     466.48        0.85        0.09         88         7           1        747     5.0       7
OTD319    651419.6    4765990.5     462.75        0.71        0.02         84         7           1        750     3.0       7
OTD319    651418.7    4765992.0     459.01        0.66        0.02        111        10           1        755     5.0       7
OTD319    651415.6    4765996.5     445.02        0.68        0.09        163        10           1        770     5.0       7
OTD319    651414.6    4765998.0     440.35        0.63        0.08        112        10           1        775     5.0       7
OTD319    651413.6    4765999.5     435.69        0.64        0.06        146        10           1        780     5.0       7
OTD319    651409.4    4766005.5     417.04        0.64        0.04        105        10           1        800     5.0       7
OTD319    651404.3    4766013.0     393.75        0.60        0.09         92        10           1        825     5.0       7
OTD319    651394.0    4766028.5     349.49        0.71        0.11        229         7           1        873     5.0       7
OTD319    651392.9    4766030.0     344.90        0.80        0.12       2625         7           1        878     5.0       7
OTD319    651391.8    4766032.0     340.31        1.12        0.08        755         7           1        883     5.0       7
OTD319    651390.8    4766033.5     335.72        0.92        0.07        279         7           1        888     5.0       7
OTD324    651272.6    4765327.0     852.25        0.82        0.04         31         6           7        341     5.0       7
OTD324    651270.7    4765328.5     847.85        0.73        0.05         33         6           7        346     5.0       7
OTD324    651268.9    4765330.0     843.46        0.97        0.03         26         6           7        351     5.0       7
OTD324    651267.0    4765331.5     839.09        1.00        0.01         24         6           7        356     5.0       7
OTD324    651265.1    4765333.0     834.71        0.95        0.04         64         6           7        361     5.0       7
OTD324    651263.3    4765334.5     830.34        0.73        0.01         68         6           7        366     5.0       7
OTD324    651261.6    4765336.0     826.41        1.00        0.03         77         6           7        370     4.0       7
OTD324    651259.8    4765337.5     822.49        1.25        0.02         45         4           7        375     5.0       7
OTD324    651257.9    4765339.0     818.13        1.35        0.02         41         4           7        380     5.0       7
OTD324    651256.1    4765340.5     813.77        0.90        0.02         50         4           7        385     5.0       7
OTD324    651254.1    4765342.0     809.43        1.00        0.02         84         4           7        390     5.0       7
OTD324    651252.3    4765344.0     805.09        1.40        0.01        142         4           7        395     5.0       7
OTD324    651250.3    4765345.5     800.75        1.47        0.02        177         4           7        400     5.0       7
OTD324    651248.4    4765347.0     796.42        1.13        0.03         97         4           7        405     5.0       7
OTD324    651246.4    4765348.5     792.10        1.27        0.03         94         4           7        410     5.0       7
OTD324    651244.4    4765350.0     787.78        1.24        0.02         47         4           7        415     5.0       7
OTD324    651242.5    4765351.5     783.45        1.26        0.02        133         4           7        420     5.0       7
OTD324    651240.6    4765353.0     779.13        1.26        0.02        101         4           7        425     5.0       7
OTD324    651238.6    4765354.5     774.81        1.30        0.02         87         4           7        430     5.0       7
OTD324    651236.6    4765356.0     770.48        1.48        0.03         77         4           7        435     5.0       7
OTD324    651234.6    4765357.5     766.16        1.16        0.04        120         4           7        440     5.0       7
OTD324    651232.7    4765359.0     761.83        1.95        0.04        534         4           7        445     5.0       7
OTD324    651230.8    4765360.5     757.50        1.69        0.02        132         4           7        450     5.0       7
OTD324    651228.8    4765362.0     753.18        2.01        0.03        134         4           7        455     5.0       7
OTD324    651226.9    4765363.5     748.85        1.63        0.02         79         4           7        460     5.0       7
OTD324    651224.9    4765365.5     744.52        1.81        0.02        115         4           7        465     5.0       7
OTD324    651223.0    4765367.0     740.20        1.53        0.03        351         4           7        470     5.0       7
OTD324    651214.1    4765374.5     720.38        0.76        0.03        370         6           7        493     5.0       7
OTD324    651212.1    4765376.0     716.08        0.66        0.03        420         6           7        498     5.0       7
OTD324    651210.3    4765377.5     712.22        1.01        0.06        278         6           7        502     4.0       7
OTD324    651201.5    4765385.5     692.97        1.29        0.05        258         6           7        525     5.0       7
OTD324    651199.5    4765387.0     688.71        1.53        0.05        243         6           7        530     5.0       7
OTD324    651198.1    4765388.0     685.73        0.70        0.04         47         6           7        532     2.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (WT%)    AU (G/T)    MO (PPM)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD324    651180.3    4765402.5     648.97        0.62        0.03         60         10          7        577     5.0       7
OTD324    651165.6    4765415.5     619.75        0.69        0.06        333         10          7        612     5.0       7
OTD324    651086.5    4765483.0     478.94        0.76        0.14        113         10          1        787     5.0       7
OTD324    651084.1    4765485.0     475.09        0.69        0.09        129         10          1        792     5.0       7
OTD327    651561.2    4765964.0     826.74        0.91        0.02         17          6          7        363     5.0       7
OTD327    651560.1    4765965.0     823.01        0.72        0.01         23          6          7        366     3.0       7
OTD327    651558.9    4765965.5     819.29        1.01        0.02         25          4          7        371     5.0       7
OTD327    651557.4    4765967.0     814.64        0.93        0.02         30          4          7        376     5.0       7
OTD327    651556.0    4765968.0     809.99        1.23        0.02         22          4          7        381     5.0       7
OTD327    651554.6    4765969.0     805.34        1.36        0.02         23          4          7        386     5.0       7
OTD327    651553.1    4765970.0     800.68        1.27        0.02         19          4          7        391     5.0       7
OTD327    651552.0    4765971.0     796.96        1.29        0.03         14          4          7        394     3.0       7
OTD327    651550.8    4765972.0     793.24        2.61        0.14          7          2          7        399     5.0       7
OTD327    651549.4    4765973.0     788.59        2.35        0.12          5          2          7        404     5.0       7
OTD327    651547.9    4765974.0     783.94        2.50        0.39          5          2          7        409     5.0       7
OTD327    651546.5    4765975.5     779.28        2.96        0.41          7          2          7        414     5.0       7
OTD327    651545.1    4765976.5     774.63        2.83        0.15          5          2          7        419     5.0       7
OTD327    651543.6    4765977.5     769.98        2.43        0.12          5          2          7        424     5.0       7
OTD327    651542.1    4765978.5     765.33        2.69        0.11          7          2          7        429     5.0       7
OTD327    651540.7    4765979.5     760.68        3.29        0.12          8          2          7        434     5.0       7
OTD327    651539.3    4765980.5     756.02        3.29        0.10          5          2          7        439     5.0       7
OTD327    651537.8    4765982.0     751.37        2.84        0.09          5          2          7        444     5.0       7
OTD327    651536.3    4765983.0     746.72        3.55        0.09          9          2          7        449     5.0       7
OTD327    651534.9    4765984.0     742.07        3.82        0.12         14          2          7        454     5.0       7
OTD327    651533.4    4765985.0     737.42        3.25        0.11         14          2          7        459     5.0       7
OTD327    651531.9    4765986.0     732.76        3.10        0.06         12          2          7        464     5.0       7
OTD327    651530.6    4765987.0     728.11        2.27        0.07         22          2          7        469     5.0       7
OTD327    651529.1    4765988.0     723.46        2.09        0.05         37          2          7        474     5.0       7
OTD327    651527.7    4765989.5     718.81        2.01        0.03         18          2          7        479     5.0       7
OTD327    651526.5    4765990.0     715.09        2.31        0.02         38          2          7        482     3.0       7
OTD327    651525.4    4765991.0     711.36        1.78        0.05         20          4          7        487     5.0       7
OTD327    651523.9    4765992.0     706.71        1.50        0.10         31          4          7        492     5.0       7
OTD327    651522.5    4765993.5     702.06        1.28        0.09         19          4          7        497     5.0       7
OTD327    651520.8    4765994.5     696.48        1.06        0.08         34          5          1        503     5.0       7
OTD327    651519.4    4765995.5     691.83        1.09        0.10         29          5          1        508     5.0       7
OTD327    651518.0    4765996.5     687.17        1.32        0.08         24          5          1        513     5.0       7
OTD327    651516.5    4765997.5     682.52        0.88        0.03         27          5          1        518     5.0       7
OTD327    651515.1    4765999.0     677.87        1.06        0.05         25          5          1        523     5.0       7
OTD327    651513.6    4766000.0     673.23        1.07        0.04         49          5          1        528     5.0       7
OTD327    651512.2    4766001.0     668.58        1.16        0.02         57          5          1        533     5.0       7
OTD327    651510.8    4766002.5     663.93        1.57        0.05        137          5          1        538     5.0       7
OTD327    651509.3    4766003.5     659.29        1.21        0.04        109          5          1        543     5.0       7
OTD327    651507.9    4766004.5     654.65        1.26        0.04        113          5          1        548     5.0       7
OTD327    651506.4    4766006.0     650.01        1.40        0.06        119          5          1        553     5.0       7
OTD327    651504.9    4766007.0     645.38        1.49        0.07        102          5          1        558     5.0       7
OTD327    651503.5    4766008.0     640.74        2.32        0.11        165          5          1        563     5.0       7
OTD327    651502.1    4766009.5     636.10        1.54        0.06         98          5          1        568     5.0       7
OTD327    651500.6    4766010.0     631.47        1.72        0.03         99          5          1        573     5.0       7
OTD327    651499.2    4766011.0     626.83        1.72        0.09         95          5          1        578     5.0       7
OTD327    651497.8    4766012.5     622.20        1.06        0.08         61          5          1        583     5.0       7
OTD327    651496.3    4766014.0     617.56        0.77        0.06         55          5          1        588     5.0       7
OTD327    651494.9    4766015.0     612.92        1.36        0.18        104          5          1        593     5.0       7
OTD327    651493.4    4766016.5     608.29        1.33        0.14         89          5          1        598     5.0       7
OTD327    651492.1    4766017.5     603.65        0.77        0.06         51          5          1        603     5.0       7
OTD327    651489.2    4766020.0     594.38        1.14        0.06        119          5          1        613     5.0       7
OTD327    651487.8    4766021.5     589.74        0.82        0.06         55          5          1        618     5.0       7
OTD327    651486.8    4766022.0     586.50        1.00        0.09        115          5          1        620     2.0       7
OTD327    651485.8    4766023.0     583.25        0.75        0.04         56          7          1        625     5.0       7
OTD327    651484.4    4766024.0     578.62        0.74        0.04         98          7          1        630     5.0       7
OTD327    651483.0    4766025.5     573.98        0.61        0.03         61          7          1        635     5.0       7
OTD327    651481.6    4766026.5     569.35        0.90        0.05         72          7          1        640     5.0       7
OTD327    651480.2    4766028.0     564.71        0.76        0.08         99          7          1        645     5.0       7
OTD327    651478.8    4766029.0     560.07        0.89        0.06         93          7          1        650     5.0       7
OTD327    651477.3    4766031.0     555.44        0.98        0.04         59          7          1        655     5.0       7
OTD327    651475.9    4766032.0     550.80        0.92        0.05         91          7          1        660     5.0       7
OTD327    651474.4    4766033.5     546.17        1.16        0.05        102          7          1        665     5.0       7
OTD327    651473.1    4766034.0     541.53        1.02        0.04         88          7          1        670     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD327    651471.7    4766035.5     536.89        1.07        0.08        108         7           1        675     5.0       7
OTD327    651470.3    4766036.5     532.26        1.01        0.08        175         7           1        680     5.0       7
OTD327    651468.8    4766038.5     527.62        0.81        0.06        186         7           1        685     5.0       7
OTD327    651467.4    4766039.5     522.99        0.91        0.06        152         7           1        690     5.0       7
OTD327    651466.1    4766041.0     518.35        0.92        0.09        145         7           1        695     5.0       7
OTD327    651464.7    4766042.0     513.72        0.88        0.07        129         7           1        700     5.0       7
OTD327    651463.3    4766043.0     509.08        0.88        0.07        194         7           1        705     5.0       7
OTD327    651461.9    4766044.5     504.44        0.76        0.07        242         7           1        710     5.0       7
OTD327    651460.6    4766045.5     499.81        0.96        0.06        136         7           1        715     5.0       7
OTD327    651459.2    4766047.0     495.17        1.10        0.07        254         7           1        720     5.0       7
OTD327    651457.8    4766048.0     490.54        0.85        0.10        163         7           1        725     5.0       7
OTD327    651456.5    4766049.5     485.90        0.64        0.16        177         7           1        730     5.0       7
OTD327    651455.2    4766050.5     481.26        0.72        0.19         69         7           1        735     5.0       7
OTD327    651453.8    4766052.0     476.63        0.68        0.20         71         7           1        740     5.0       7
OTD327    651452.4    4766053.0     471.99        0.61        0.18        128         7           1        745     5.0       7
OTD327    651449.8    4766056.0     462.72        0.66        0.05        121         7           1        755     5.0       7
OTD327    651448.4    4766057.0     458.08        0.64        0.04         77         7           1        760     5.0       7
OTD327    651445.7    4766059.5     448.81        0.80        0.05         63         7           1        770     5.0       7
OTD327    651444.3    4766061.0     444.18        0.82        0.05         88         7           1        775     5.0       7
OTD327    651443.0    4766062.0     439.54        0.81        0.04         65         7           1        780     5.0       7
OTD327    651441.7    4766063.0     434.90        0.85        0.05         72         7           1        785     5.0       7
OTD327    651440.3    4766064.5     430.27        0.88        0.07         92         7           1        790     5.0       7
OTD327    651438.9    4766065.5     425.63        0.64        0.06         85         7           1        795     5.0       7
OTD327    651437.6    4766067.0     421.00        0.79        0.06         54         7           1        800     5.0       7
OTD327    651436.2    4766068.0     416.36        0.77        0.08        155         7           1        805     5.0       7
OTD327    651434.8    4766069.5     411.73        0.82        0.09         53         7           1        810     5.0       7
OTD327    651433.4    4766070.5     407.09        0.79        0.07        102         7           1        815     5.0       7
OTD327    651432.1    4766072.0     402.45        0.69        0.10        150         7           1        820     5.0       7
OTD329    651506.3    4765630.0     741.89        0.61        0.02         30         6           7        449     5.0       7
OTD329    651504.9    4765630.5     737.21        0.67        0.02         32         6           7        454     5.0       7
OTD329    651503.6    4765632.0     732.54        0.89        0.03         36         6           7        459     5.0       7
OTD329    651502.5    4765633.0     728.81        0.82        0.02         36         6           7        462     3.0       7
OTD329    651501.4    4765633.5     725.07        1.25        0.02         39         4           7        467     5.0       7
OTD329    651500.1    4765634.5     720.41        2.65        0.03         40         4           7        472     5.0       7
OTD329    651498.7    4765636.0     715.74        2.30        0.04         35         4           7        477     5.0       7
OTD329    651497.3    4765637.0     711.08        1.43        0.04         24         4           7        482     5.0       7
OTD329    651496.0    4765639.0     706.42        1.14        0.02         28         4           7        487     5.0       7
OTD329    651494.7    4765640.0     701.76        1.56        0.03         33         4           7        492     5.0       7
OTD329    651493.3    4765641.0     697.10        1.99        0.03         41         4           7        497     5.0       7
OTD329    651491.9    4765642.0     692.44        1.40        0.01         41         4           7        502     5.0       7
OTD329    651490.6    4765643.5     687.78        1.30        0.01         35         4           7        507     5.0       7
OTD329    651489.3    4765644.5     683.13        1.33        0.01         34         4           7        512     5.0       7
OTD329    651487.9    4765646.0     678.47        1.92        0.03         31         4           7        517     5.0       7
OTD329    651486.6    4765647.5     673.82        1.55        0.02         36         4           7        522     5.0       7
OTD329    651485.2    4765648.5     669.17        1.78        0.02         39         4           7        527     5.0       7
OTD329    651483.9    4765650.0     664.52        1.85        0.02         40         4           7        532     5.0       7
OTD329    651482.5    4765651.0     659.88        1.76        0.02         43         4           7        537     5.0       7
OTD329    651481.2    4765652.0     655.24        1.55        0.03         63         4           7        542     5.0       7
OTD329    651479.8    4765653.5     650.60        1.95        0.03         41         4           7        547     5.0       7
OTD329    651478.1    4765655.0     645.02        2.66        0.12         53         2           7        553     5.0       7
OTD329    651476.8    4765656.0     640.39        3.23        0.12         63         2           7        558     5.0       7
OTD329    651475.4    4765657.5     635.76        2.41        0.08         93         2           7        563     5.0       7
OTD329    651474.1    4765659.0     631.13        2.47        0.06         17         2           7        568     5.0       7
OTD329    651472.8    4765660.0     626.49        1.85        0.05         25         2           7        573     5.0       7
OTD329    651471.4    4765662.0     621.86        2.00        0.04         49         2           7        578     5.0       7
OTD329    651470.1    4765663.5     617.24        1.95        0.04         49         2           7        583     5.0       7
OTD329    651468.8    4765664.5     612.62        2.87        0.06         55         2           7        588     5.0       7
OTD329    651467.4    4765666.0     608.00        2.97        0.17         37         2           7        593     5.0       7
OTD329    651466.1    4765667.5     603.38        2.81        0.03         39         2           7        598     5.0       7
OTD329    651464.8    4765668.5     598.76        2.07        0.03         17         2           7        603     5.0       7
OTD329    651463.4    4765670.0     594.15        2.49        0.06         22         2           7        608     5.0       7
OTD329    651462.1    4765671.5     589.54        2.13        0.10         18         2           7        613     5.0       7
OTD329    651460.8    4765673.0     584.93        2.57        0.10         26         2           7        618     5.0       7
OTD329    651459.4    4765674.0     580.33        1.76        0.08          5         2           7        623     5.0       7
OTD329    651458.1    4765675.5     575.73        1.61        0.08         15         2           7        628     5.0       7
OTD329    651456.8    4765677.0     571.13        1.75        0.11         12         2           7        633     5.0       7
OTD329    651455.5    4765678.5     566.54        2.18        0.13         10         2           7        638     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD329    651454.2    4765680.0     561.95        2.42        0.19         17          2          7        643     5.0       7
OTD329    651452.6    4765681.5     556.44        1.39        0.10         19          4          7        649     5.0       7
OTD329    651450.1    4765685.0     547.74        3.16        0.11         24          4          7        658     4.0       7
OTD329    651447.7    4765687.5     539.05        1.57        0.08         17          5          1        668     5.0       7
OTD329    651446.5    4765689.0     534.93        1.49        0.08         35          5          1        672     4.0       7
OTD329    651444.0    4765692.0     526.26        0.73        0.04         31          7          1        682     5.0       7
OTD329    651435.8    4765702.0     498.02        1.07        0.04        118          7          1        713     5.0       7
OTD329    651434.5    4765703.5     493.47        0.82        0.04         59          7          1        718     5.0       7
OTD329    651429.3    4765710.5     475.32        0.64        0.06         60          7          1        738     5.0       7
OTD329    651426.7    4765713.5     466.26        0.77        0.03         68          7          1        748     5.0       7
OTD329    651425.4    4765715.5     461.73        0.93        0.11         60          7          1        753     5.0       7
OTD329    651424.2    4765717.0     457.22        1.18        0.14         84          7          1        758     5.0       7
OTD329    651422.9    4765719.0     452.71        0.90        0.01         75          7          1        763     5.0       7
OTD329    651421.8    4765720.5     448.20        0.61        0.01        420          7          1        768     5.0       7
OTD329    651420.5    4765722.0     443.69        0.91        0.01        231          7          1        773     5.0       7
OTD329    651419.3    4765724.0     439.19        1.27        0.02        478          7          1        778     5.0       7
OTD329    651418.0    4765725.5     434.69        1.58        0.03        121          7          1        783     5.0       7
OTD329    651416.7    4765727.5     430.19        1.22        0.01        132          7          1        788     5.0       7
OTD329    651415.6    4765729.0     426.15        1.47        0.04        135          7          1        792     4.0       7
OTD333    651065.1    4765922.0     891.03        0.60        0.08         48         10          7        291     5.0       7
OTD333    651077.4    4765910.0     839.78        0.68        0.09         61          6          7        345     5.0       7
OTD333    651078.5    4765909.0     835.03        1.01        0.12         65          6          7        350     5.0       7
OTD333    651079.6    4765908.0     830.27        0.70        0.09         61          6          7        355     5.0       7
OTD333    651082.0    4765906.0     820.76        0.71        0.03         76          6          7        365     5.0       7
OTD333    651083.1    4765905.5     816.01        1.01        0.11        104          6          7        370     5.0       7
OTD333    651084.3    4765904.5     811.24        1.15        0.15         51          6          7        375     5.0       7
OTD333    651085.4    4765903.5     806.48        0.77        0.08         67          6          7        380     5.0       7
OTD333    651086.6    4765902.5     801.72        0.76        0.08        195          6          7        385     5.0       7
OTD333    651087.8    4765901.5     796.94        0.81        0.06        128          6          7        390     5.0       7
OTD333    651088.8    4765900.5     792.17        0.77        0.06         60          6          7        395     5.0       7
OTD333    651089.9    4765899.5     787.40        0.89        0.06         55          6          7        400     5.0       7
OTD333    651091.0    4765899.0     782.62        1.60        0.14         70          6          7        405     5.0       7
OTD333    651092.1    4765898.0     777.84        1.03        0.10         76          6          7        410     5.0       7
OTD333    651093.2    4765897.0     773.06        1.15        0.10         68          6          7        415     5.0       7
OTD333    651094.3    4765895.5     768.27        0.85        0.09         67          6          7        420     5.0       7
OTD333    651095.4    4765894.5     763.49        1.45        0.12         75          6          7        425     5.0       7
OTD333    651096.3    4765894.0     759.66        0.71        0.07         62          6          7        428     3.0       7
OTD333    651105.6    4765885.5     717.50        0.63        0.08         92          6          7        473     5.0       7
OTD333    651106.7    4765885.0     712.71        0.73        0.10         92          6          7        478     5.0       7
OTD333    651108.8    4765883.0     703.13        0.78        0.14         72         10          7        488     5.0       7
OTD333    651113.1    4765879.0     683.99        0.64        0.08         48         10          7        508     5.0       7
OTD333    651115.4    4765877.5     674.43        0.69        0.09         47         10          7        518     5.0       7
OTD333    651116.4    4765876.5     669.65        1.16        0.16         85         10          7        523     5.0       7
OTD333    651117.5    4765875.5     664.86        0.71        0.09         41         10          7        528     5.0       7
OTD333    651123.7    4765869.5     636.12        0.75        0.09         67         10          7        558     5.0       7
OTD334    651154.1    4765133.5     770.85        0.66        0.03        101         10          7        425     5.0       7
OTD339    651417.8    4765932.0     842.71        0.88        0.05         44          6          7        347     5.0       7
OTD339    651416.6    4765933.0     838.00        1.10        0.05         91          6          7        352     5.0       7
OTD339    651412.6    4765936.5     824.00        0.64        0.08         34          6          7        367     5.0       7
OTD339    651409.9    4765939.0     814.68        0.95        0.14         33          6          7        377     5.0       7
OTD339    651408.5    4765940.0     810.01        0.70        0.05         33          6          7        382     5.0       7
OTD339    651407.2    4765942.0     805.35        0.74        0.01         20          6          7        387     5.0       7
OTD339    651406.1    4765942.5     801.63        0.71        0.01         28          6          7        390     3.0       7
OTD339    651404.9    4765943.5     797.90        0.99        0.04         26          4          7        395     5.0       7
OTD339    651402.3    4765946.0     788.58        1.48        0.06         19          4          7        405     5.0       7
OTD339    651400.9    4765947.0     783.93        0.96        0.03          9          4          7        410     5.0       7
OTD339    651399.5    4765948.5     779.27        1.19        0.03         17          4          7        415     5.0       7
OTD339    651398.1    4765949.5     774.62        0.88        0.03         31          4          7        420     5.0       7
OTD339    651396.6    4765951.0     769.96        1.33        0.07         14          4          7        425     5.0       7
OTD339    651395.3    4765952.0     765.31        1.06        0.04         13          4          7        430     5.0       7
OTD339    651392.4    4765955.0     756.01        1.02        0.05         14          4          7        440     5.0       7
OTD339    651391.1    4765956.0     751.36        1.25        0.05         41          4          7        445     5.0       7
OTD339    651389.6    4765957.0     746.71        1.16        0.04         17          4          7        450     5.0       7
OTD339    651388.4    4765958.5     742.53        1.21        0.04         16          4          7        454     4.0       7
OTD339    651387.1    4765959.5     738.35        0.70        0.02         19          6          7        459     5.0       7
OTD339    651385.7    4765961.0     733.71        0.73        0.04         20          6          7        464     5.0       7
OTD339    651384.3    4765962.0     729.06        0.75        0.04         26          6          7        469     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD339    651382.8    4765963.0     724.42        0.90        0.05         19          6           7       474     5.0       7
OTD339    651381.4    4765964.0     719.77        0.77        0.03         18          6           7       479     5.0       7
OTD339    651380.0    4765965.5     715.12        0.85        0.06         48          6           7       484     5.0       7
OTD339    651378.6    4765966.5     710.47        1.07        0.10         47          6           7       489     5.0       7
OTD339    651377.2    4765968.0     705.82        1.06        0.09         30          6           7       494     5.0       7
OTD339    651375.8    4765969.0     701.17        0.71        0.06         22          6           7       499     5.0       7
OTD339    651374.7    4765969.5     697.45        0.84        0.10         22          6           7       502     3.0       7
OTD339    651373.6    4765970.5     693.73        1.16        0.08         42          7           1       507     5.0       7
OTD339    651372.2    4765972.0     689.07        0.95        0.04         25          7           1       512     5.0       7
OTD339    651370.9    4765973.0     684.88        0.67        0.04         49          7           1       516     4.0       7
OTD339    651369.7    4765973.5     680.69        1.19        0.15         91          5           1       521     5.0       7
OTD339    651368.3    4765975.0     676.05        1.51        0.24         65          5           1       526     5.0       7
OTD339    651366.9    4765976.0     671.40        1.24        0.09         68          5           1       531     5.0       7
OTD339    651365.4    4765977.5     666.76        0.73        0.09        105          5           1       536     5.0       7
OTD339    651364.1    4765978.5     662.12        0.70        0.07         63          5           1       541     5.0       7
OTD339    651362.6    4765980.0     657.48        1.47        0.15        121          5           1       546     5.0       7
OTD339    651361.2    4765981.0     652.84        1.07        0.09         69          5           1       551     5.0       7
OTD339    651359.8    4765982.5     648.20        1.10        0.05        121          5           1       556     5.0       7
OTD339    651358.8    4765983.0     644.96        1.01        0.13        140          5           1       558     2.0       7
OTD339    651357.8    4765984.0     641.72        0.91        0.08        117          7           1       563     5.0       7
OTD339    651356.4    4765985.5     637.09        0.85        0.08        102          7           1       568     5.0       7
OTD339    651354.9    4765986.5     632.47        0.77        0.04        128          7           1       573     5.0       7
OTD339    651353.5    4765987.5     627.85        0.62        0.04         93          7           1       578     5.0       7
OTD339    651352.1    4765989.0     623.23        0.80        0.05        111          7           1       583     5.0       7
OTD339    651350.6    4765990.5     618.61        1.02        0.06        152          7           1       588     5.0       7
OTD339    651349.1    4765991.5     614.00        0.74        0.02        146          7           1       593     5.0       7
OTD339    651347.7    4765993.0     609.39        0.94        0.06         72          7           1       598     5.0       7
OTD339    651346.3    4765994.0     604.78        0.88        0.03        121          7           1       603     5.0       7
OTD339    651344.8    4765995.5     600.19        1.05        0.09        165          7           1       608     5.0       7
OTD339    651343.3    4765997.0     595.59        1.27        0.06        233          7           1       613     5.0       7
OTD339    651341.8    4765998.0     590.99        1.40        0.07        247          7           1       618     5.0       7
OTD339    651340.4    4765999.5     586.39        1.09        0.07        463          7           1       623     5.0       7
OTD339    651338.8    4766000.5     581.79        0.72        0.05        177          7           1       628     5.0       7
OTD339    651335.8    4766003.0     572.63        0.90        0.08        131          7          14       638     5.0       7
OTD339    651334.3    4766004.5     568.05        0.66        0.05         81          7          14       643     5.0       7
OTD339    651332.8    4766005.5     563.47        0.66        0.04        104          7          14       648     5.0       7
OTD339    651331.3    4766007.5     558.89        0.87        0.05        119          7          14       653     5.0       7
OTD339    651329.8    4766008.5     554.33        0.73        0.05        167          7          14       658     5.0       7
OTD339    651328.3    4766010.0     549.77        0.76        0.08        122          7          14       663     5.0       7
OTD339    651326.8    4766011.5     545.20        0.66        0.08        158          7          14       668     5.0       7
OTD339    651325.3    4766012.5     540.64        0.78        0.07        237          7          14       673     5.0       7
OTD339    651323.7    4766014.0     536.07        0.72        0.07        223          7          14       678     5.0       7
OTD342    651005.1    4765712.0     698.67        0.69        0.16         21         10           7       496     5.0       7
OTD342    651006.2    4765711.0     693.90        0.88        0.16         25         10           7       501     5.0       7
OTD342    651008.4    4765709.0     684.35        0.63        0.08         17         10           7       511     5.0       7
OTD342    651016.2    4765702.0     650.90        0.65        0.07         25         10           1       546     5.0       7
OTD342    651043.1    4765677.0     526.28        0.81        0.13         41          7           1       676     5.0       7
OTD342    651044.1    4765676.0     521.48        0.72        0.07         61          7           1       681     5.0       7
OTD342    651046.1    4765674.5     511.88        0.77        0.12         48          7           1       691     5.0       7
OTD342    651047.1    4765673.5     507.08        0.68        0.08         84          7           1       696     5.0       7
OTD342    651048.1    4765672.0     502.28        0.78        0.09         89          7           1       701     5.0       7
OTD342    651049.2    4765671.0     497.47        0.92        0.09         55          7           1       706     5.0       7
OTD342    651054.1    4765666.5     473.44        0.76        0.11         78          7           1       731     5.0       7
OTD342    651056.1    4765665.0     463.82        0.61        0.09        130          7           1       741     5.0       7
OTD342    651067.1    4765653.5     406.04        0.70        0.19         64          7           1       801     5.0       7
OTD342    651067.9    4765652.5     401.21        1.07        0.46         61          7           1       806     5.0       7
OTD342    651068.8    4765651.5     396.39        1.18        0.62         81          7           1       811     5.0       7
OTD342    651069.6    4765650.5     391.56        0.88        0.52         53          7           1       816     5.0       7
OTD342    651070.5    4765649.5     386.74        0.84        0.35         52          7           1       821     5.0       7
OTD342    651071.4    4765648.5     381.91        0.79        0.22         54          7           1       826     5.0       7
OTD342    651072.2    4765647.5     377.09        1.18        0.32         59          7           1       831     5.0       7
OTD342    651073.9    4765646.0     367.44        0.76        0.23         59          7           1       841     5.0       7
OTD342    651074.8    4765645.0     362.61        1.05        0.22         62          7           1       846     5.0       7
OTD342    651075.6    4765643.5     357.78        0.96        0.43        129          7           1       851     5.0       7
OTD342    651076.4    4765642.5     352.96        1.06        0.39         60          7           1       856     5.0       7
OTD342    651077.3    4765641.5     348.13        0.77        0.27         60          7           1       861     5.0       7
OTD342    651079.8    4765639.0     333.65        0.67        0.20         80          7           1       876     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE     TO    LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    -----  ------    ----
OTD342    651080.3    4765638.5     330.27        1.16        0.95         93          7           1         878   2.0       7
OTD343    650979.1    4765993.5     721.16        0.69        0.20         29         10           7         481   5.0       7
OTD343    650989.1    4765985.5     688.62        0.61        0.06         28         10           7         516   5.0       7
OTD343    651002.6    4765973.5     643.62        0.93        0.40         56          7          14         564   4.0       7
OTD343    651003.9    4765972.5     639.45        0.93        0.15         49          6           7         569   5.0       7
OTD343    651005.3    4765971.0     634.81        0.71        0.15         90          6           7         574   5.0       7
OTD343    651006.6    4765970.0     630.18        0.94        0.19         26          6           7         579   5.0       7
OTD343    651013.5    4765963.0     607.04        0.99        0.24        124          7           1         604   5.0       7
OTD343    651014.8    4765962.0     602.42        0.64        0.16        438          7           1         609   5.0       7
OTD343    651016.2    4765960.5     597.80        0.75        0.27         58          7           1         614   5.0       7
OTD343    651017.6    4765959.0     593.17        0.80        0.27         93          7           1         619   5.0       7
OTD343    651018.9    4765957.5     588.55        1.00        0.31         88          7           1         624   5.0       7
OTD343    651020.2    4765956.0     583.93        0.78        0.24         29          7           1         629   5.0       7
OTD343    651021.6    4765954.5     579.31        0.84        0.59         35          7           1         634   5.0       7
OTD343    651022.9    4765953.5     574.69        0.85        0.35         26          7           1         639   5.0       7
OTD343    651024.3    4765952.0     570.07        0.70        0.15         27          7           1         644   5.0       7
OTD343    651025.6    4765950.5     565.45        0.88        0.17         15          7           1         649   5.0       7
OTD343    651026.6    4765949.5     561.75        0.70        0.34         13          7           1         652   3.0       7
OTD343    651034.4    4765941.5     534.97        0.76        0.14         30         10           1         682   5.0       7
OTD343    651052.9    4765922.0     470.38        1.04        0.52        373         10           1         752   5.0       7
OTD343    651070.6    4765901.0     405.02        0.62        0.09        119         10           1         823   5.0       7
OTD343    651073.1    4765897.5     395.83        0.89        0.31         42         10           1         833   5.0       7
OTD343    651115.1    4765843.5     238.28        0.98        0.18         51          7          14        1005   5.0       7
OTD343    651116.3    4765842.0     233.72        0.63        0.27         34          7          14        1010   5.0       7
OTD343    651118.8    4765838.0     224.61        0.76        0.34         67          7          14        1020   5.0       7
OTD343    651120.0    4765836.5     220.05        0.90        0.32         39          7          14        1025   5.0       7
OTD343    651121.3    4765835.0     215.50        1.09        0.48         32          7          14        1030   5.0       7
OTD343    651122.5    4765833.0     210.94        0.99        0.45         74          7          14        1035   5.0       7
OTD343    651123.8    4765831.5     206.39        0.73        0.32         71          7          14        1040   5.0       7
OTD343    651125.0    4765830.0     201.84        1.46        0.28        105          7          14        1045   5.0       7
OTD343    651126.3    4765828.5     197.29        1.18        0.30        104          7          14        1050   5.0       7
OTD343    651130.0    4765823.0     183.65        0.69        0.71        136          7          14        1065   5.0       7
OTD343    651131.3    4765821.0     179.10        0.69        0.25         54          7          14        1070   5.0       7
OTD343    651132.5    4765819.0     174.57        1.51        0.39        121          7          14        1075   5.0       7
OTD343    651134.0    4765817.0     169.12        0.89        0.66        110         10          14        1081   5.0       7
OTD343    651135.3    4765815.5     164.58        0.64        0.30        109         10          14        1086   5.0       7
OTD343    651144.6    4765802.0     128.38        0.62        0.18        142         10          14        1126   5.0       7
OTD343    651156.7    4765784.5      83.19        1.31        0.45         55         10          14        1176   5.0       7
OTD343    651157.9    4765782.5      78.68        1.78        0.61        142         10          14        1181   5.0       7
OTD343    651159.1    4765780.5      74.17        0.70        0.24         53         10          14        1186   5.0       7
OTD346    651067.2    4765215.0     782.58        0.60        0.05         41         10           7         415   5.0       7
OTD346    651065.8    4765216.5     778.05        0.64        0.07         63         10           7         420   5.0       7
OTD346    651049.8    4765234.0     728.53        0.70        0.09         68         10           7         475   5.0       7
OTD346    651048.3    4765236.0     724.04        0.92        0.08         85         10           7         480   5.0       7
OTD346    651046.9    4765237.5     719.55        0.99        0.08         75         10           7         485   5.0       7
OTD346    651045.4    4765239.0     715.07        0.97        0.08        101         10           7         490   5.0       7
OTD346    651043.9    4765240.5     710.58        1.04        0.10         84         10           7         495   5.0       7
OTD346    650990.8    4765302.0     544.09        1.00        0.07        189         10           1         680   5.0       7
OTD346    650985.3    4765309.0     526.08        0.68        0.12        140         10           1         700   5.0       7
OTD346    650983.9    4765310.5     521.93        0.93        0.42        505         10           1       704.2   4.2       7
OTD356    651597.9    4765583.0     564.62        0.71        0.02         34         10           1         632   5.0       7
OTD356    651596.8    4765584.0     559.85        0.66        0.03         32         10           1         637   5.0       7
OTD356    651595.6    4765585.0     555.09        0.85        0.03         68         10           1         642   5.0       7
OTD356    651594.6    4765586.0     550.33        0.67        0.03         48         10           1         647   5.0       7
OTD356    651590.1    4765590.0     531.29        0.99        0.03         49          7           1         667   5.0       7
OTD356    651589.0    4765591.0     526.53        0.98        0.02         52          7           1         672   5.0       7
OTD356    651587.9    4765592.5     521.77        0.94        0.04         25          7           1         677   5.0       7
OTD356    651585.7    4765594.0     512.24        0.62        0.02         16          7           1         687   5.0       7
OTD356    651584.6    4765595.0     507.48        1.06        0.02         30          7          14         692   5.0       7
OTD356    651583.5    4765596.0     502.71        1.09        0.07         38          7          14         697   5.0       7
OTD356    651582.4    4765597.0     497.95        0.85        0.07         50          7          14         702   5.0       7
OTD356    651581.3    4765598.0     493.18        1.21        0.12         50          7          14         707   5.0       7
OTD356    651580.3    4765599.0     488.41        1.19        0.11         34          7          14         712   5.0       7
OTD356    651579.1    4765600.0     483.64        1.00        0.15         32          7          14         717   5.0       7
OTD356    651578.1    4765600.5     478.87        1.40        0.08         49          7          14         722   5.0       7
OTD356    651577.0    4765602.0     474.10        1.37        0.09         48          7          14         727   5.0       7
OTD356    651575.9    4765603.0     469.33        1.22        0.12         69          7          14         732   5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE     TO    LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ----   ------    ----
OTD356    651573.8    4765605.0     459.79        0.70        0.05         12          7           1        742    5.0       7
OTD356    651568.5    4765610.0     435.91        0.83        0.05         20          7           1        767    5.0       7
OTD356    651567.4    4765611.0     431.14        0.87        0.07         24          7           1        772    5.0       7
OTD356    651566.4    4765612.0     426.36        0.90        0.06         51          7           1        777    5.0       7
OTD356    651565.4    4765613.0     421.58        0.82        0.07         61          7           1        782    5.0       7
OTD356    651564.6    4765613.5     418.23        0.77        0.05        145          7           1        784    2.0       7
OTD356    651563.9    4765614.5     414.89        1.46        0.22         55          5           1        789    5.0       7
OTD356    651562.9    4765615.5     410.11        1.65        0.24         66          5           1        794    5.0       7
OTD356    651561.8    4765616.5     405.33        1.35        0.29        124          2           1        799    5.0       7
OTD356    651560.8    4765617.0     400.55        2.36        0.50         97          2           1        804    5.0       7
OTD356    651559.7    4765618.5     395.77        2.30        0.34        509          2           1        809    5.0       7
OTD356    651558.7    4765619.5     391.00        2.16        0.48        165          2           1        814    5.0       7
OTD356    651557.6    4765620.5     386.22        1.95        0.42         74          2           1        819    5.0       7
OTD356    651556.6    4765621.5     381.45        1.59        0.36        117          2           1        824    5.0       7
OTD356    651555.6    4765622.5     376.67        2.02        0.39         59          2           1        829    5.0       7
OTD356    651554.6    4765623.5     371.90        2.73        0.52         31          2           1        834    5.0       7
OTD356    651553.7    4765624.5     367.60        2.72        0.47         28          2           1        838    4.0       7
OTD356    651552.9    4765625.5     363.78        1.79        0.23         38          5           1        842    4.0       7
OTD356    651551.9    4765626.5     359.49        0.74        0.07         12          7           1        847    5.0       7
OTD356    651550.9    4765627.5     354.72        0.93        0.09         34          7           1        852    5.0       7
OTD356    651549.9    4765629.0     349.95        0.75        0.06         24          7           1        857    5.0       7
OTD356    651548.8    4765630.0     345.18        0.74        0.06         27          7           1        862    5.0       7
OTD356    651547.8    4765631.0     340.41        0.82        0.06         32          7           1        867    5.0       7
OTD356    651546.7    4765632.0     335.64        0.67        0.05         38          7           1        872    5.0       7
OTD356    651545.6    4765633.0     330.88        0.63        0.04         38          7           1        877    5.0       7
OTD356    651544.6    4765634.0     326.11        0.95        0.07         42          7           1        882    5.0       7
OTD356    651543.5    4765635.0     321.34        0.75        0.06         27          7           1        887    5.0       7
OTD356    651542.4    4765636.5     316.57        0.93        0.07         44          7           1        892    5.0       7
OTD356    651541.4    4765637.5     311.80        0.80        0.04         52          7           1        897    5.0       7
OTD356    651540.3    4765638.0     307.03        0.87        0.07         66          7           1        902    5.0       7
OTD356    651539.3    4765639.5     302.26        0.67        0.06         32          7           1        907    5.0       7
OTD356    651538.2    4765640.5     297.49        1.11        0.08         60          7           1        912    5.0       7
OTD356    651537.1    4765641.5     292.72        0.67        0.04         56          7           1        917    5.0       7
OTD356    651536.3    4765642.5     288.90        0.77        0.05         34          7           1        920    3.0       7
OTD356    651534.4    4765644.5     280.31        0.62        0.05         45         10           1        930    5.0       7
OTD356    651528.2    4765651.0     251.63        0.67        0.03        103         10           1        960    5.0       7
OTD356    651525.2    4765653.5     237.27        0.74        0.03        107         10           1        975    5.0       7
OTD356    651523.1    4765655.5     227.69        0.64        0.03         68         10           1        985    5.0       7
OTD356    651520.6    4765658.0     216.19        0.65        0.01        174          7           1        997    5.0       7
OTD356    651519.6    4765659.0     211.40        0.89        0.01         49          7           1       1002    5.0       7
OTD356    651518.6    4765660.0     206.60        0.79        0.01         61          7           1       1007    5.0       7
OTD356    651517.6    4765661.0     201.80        0.99        0.03         60          7           1       1012    5.0       7
OTD356    651516.5    4765662.0     197.01        0.88        0.03         39          7           1       1017    5.0       7
OTD356    651515.4    4765662.5     192.21        0.80        0.04         50          7           1       1022    5.0       7
OTD356    651514.4    4765663.5     187.41        0.78        0.04         37          7           1       1027    5.0       7
OTD356    651513.4    4765664.5     182.61        0.63        0.03         47          7           1       1032    5.0       7
OTD356    651512.3    4765665.5     177.82        0.69        0.02         53          7           1       1037    5.0       7
OTD356    651510.3    4765667.5     168.22        0.76        0.03         59          7           1       1047    5.0       7
OTD356    651509.5    4765668.0     164.38        0.82        0.07        122          7           1       1050    3.0       7
OTD356    651507.8    4765670.0     155.74        0.63        0.02         47         10           1       1060    5.0       7
OTD356    651500.6    4765676.5     122.16        0.68        0.05         28         10           1       1095    5.0       7
OTD356    651498.6    4765678.5     112.56        0.68        0.07         33         10           1       1105    5.0       7
OTD359    651200.1    4766053.5     817.81        1.00        0.09          5          6           7        373    5.0       7
OTD359    651201.3    4766052.5     813.12        1.19        0.09          8          6           7        378    5.0       7
OTD359    651202.1    4766051.5     809.84        1.02        0.05          5          6           7        380    2.0       7
OTD359    651211.0    4766041.0     772.90        0.93        0.04         16          6           7        421    5.0       7
OTD359    651214.4    4766036.5     758.89        0.63        0.04         16          6           7        436    5.0       7
OTD359    651215.6    4766035.5     754.23        0.83        0.12         27          6           7        441    5.0       7
OTD359    651216.7    4766034.0     749.56        0.68        0.10         33          6           7        446    5.0       7
OTD359    651217.8    4766032.5     744.89        0.93        0.09         22          6           7        451    5.0       7
OTD359    651219.0    4766031.0     740.22        0.79        0.09         23          6           7        456    5.0       7
OTD359    651222.0    4766027.5     728.09        0.67        0.11         48          7          14        469    5.0       7
OTD359    651223.1    4766026.0     723.43        0.75        0.14         70          7          14        474    5.0       7
OTD359    651224.2    4766025.0     719.23        0.81        0.51         48          7          14        478    4.0       7
OTD366    651414.8    4765326.0     765.77        1.22        0.02         23         10           7        425    5.0       7
OTD366    651413.3    4765327.5     761.21        0.74        0.01         15         10           7        430    5.0       7
OTD366    651396.7    4765343.5     711.21        0.62        0.05        108         10           7        485    5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD366    651387.8    4765352.5     684.04        0.68        0.02         22          6           7       515     5.0       7
OTD366    651385.9    4765354.0     678.62        1.11        0.01         22          4           7       521     5.0       7
OTD366    651384.4    4765356.0     674.13        0.64        0.01         20          4           7       526     5.0       7
OTD366    651382.9    4765357.5     669.64        0.98        0.02         15          4           7       531     5.0       7
OTD366    651381.5    4765359.0     665.14        1.06        0.02         21          4           7       536     5.0       7
OTD366    651379.9    4765360.5     660.67        0.84        0.01         15          4           7       541     5.0       7
OTD366    651376.9    4765364.0     651.74        0.78        0.01         17          4           7       551     5.0       7
OTD366    651375.4    4765365.5     647.28        1.24        0.01         22          4           7       556     5.0       7
OTD366    651361.7    4765380.0     609.33        4.08        0.86         11          2           7       599     5.0       7
OTD366    651360.4    4765382.0     605.83        4.70        1.09         18          2           7       602     3.0       7
OTD366    651359.1    4765383.5     602.36        1.12        0.06          5          2           7       607     5.0       7
OTD366    651357.4    4765385.0     598.03        1.21        0.09         29          4           7       612     5.0       7
OTD366    651354.1    4765389.0     589.37        1.60        0.03        119          4           7       622     5.0       7
OTD366    651352.6    4765390.5     585.47        1.07        0.02        140          4           7       626     4.0       7
OTD366    651351.0    4765392.0     581.60        0.70        0.02        106          6           7       631     5.0       7
OTD366    651349.3    4765394.0     577.33        0.82        0.02         61          6           7       636     5.0       7
OTD366    651347.5    4765396.0     573.06        0.78        0.02         70          6           7       641     5.0       7
OTD366    651345.8    4765398.0     568.79        0.73        0.02         71          6           7       646     5.0       7
OTD366    651344.1    4765399.5     564.51        1.47        0.03        185          6           7       651     5.0       7
OTD366    651342.3    4765401.5     560.30        0.93        0.02        159          6           7       656     5.0       7
OTD366    651340.4    4765403.5     556.09        0.84        0.03         78          6           7       661     5.0       7
OTD366    651336.8    4765407.5     547.67        0.63        0.02         90          6           7       671     5.0       7
OTD366    651335.1    4765409.5     543.48        0.99        0.03         76          6           7       676     5.0       7
OTD366    651333.4    4765412.0     539.29        0.74        0.01         51          7           1       681     5.0       7
OTD366    651331.6    4765414.0     535.09        1.35        0.03         71          7           1       686     5.0       7
OTD366    651329.9    4765416.0     530.91        1.09        0.03         72          7           1       691     5.0       7
OTD366    651328.3    4765418.5     526.74        1.15        0.02        107          7           1       696     5.0       7
OTD366    651326.7    4765420.0     522.56        0.99        0.02        127          7           1       701     5.0       7
OTD366    651325.2    4765422.5     518.40        0.97        0.02        141          7           1       706     5.0       7
OTD366    651323.6    4765425.0     514.24        0.98        0.04        144          7           1       711     5.0       7
OTD366    651322.1    4765427.0     510.08        1.16        0.03        137          7           1       716     5.0       7
OTD366    651320.6    4765429.5     505.94        1.23        0.03         75          7           1       721     5.0       7
OTD366    651319.1    4765432.0     501.81        0.75        0.02        179          7           1       726     5.0       7
OTD366    651317.5    4765434.5     497.68        0.99        0.04         69          7           1       731     5.0       7
OTD366    651315.9    4765437.0     493.54        0.86        0.03        110          7           1       736     5.0       7
OTD366    651314.9    4765438.5     490.68        0.65        0.06         75          7           1       738     2.0       7
OTD366    651306.5    4765452.0     468.22        0.64        0.03         56          7           1       767     5.0       7
OTD366    651305.0    4765454.5     464.17        0.67        0.06         71          7           1       772     5.0       7
OTD366    651303.4    4765457.0     460.13        0.96        0.09         86          7           1       777     5.0       7
OTD366    651301.9    4765460.0     456.09        1.09        0.04         99          7           1       782     5.0       7
OTD366    651286.2    4765486.5     414.06        0.60        0.07        108         10           1       833     2.0       7
OTD373    651629.2    4765940.5     513.34        0.76        0.04         61          7           1       701     5.0       7
OTD373    651626.6    4765943.5     504.71        0.70        0.03         23          7           1       710     4.0       7
OTD373    651625.4    4765945.0     500.62        0.73        0.04         16          5           1       715     5.0       7
OTD373    651622.8    4765948.0     491.56        0.65        0.05         15          5           1       725     5.0       7
OTD373    651621.5    4765950.0     487.04        0.73        0.04         35          5           1       730     5.0       7
OTD373    651620.3    4765951.5     482.97        0.87        0.08         28          5           1       734     4.0       7
OTD373    651619.1    4765953.0     478.91        0.80        0.02         62          7           1       739     5.0       7
OTD373    651617.8    4765954.5     474.39        0.68        0.01         60          7           1       744     5.0       7
OTD373    651616.4    4765956.0     469.88        0.64        0.01         48          7           1       749     5.0       7
OTD373    651615.1    4765957.5     465.37        0.94        0.01         94          7           1       754     5.0       7
OTD373    651613.8    4765959.5     460.85        0.79        0.02         61          7           1       759     5.0       7
OTD373    651612.4    4765961.5     456.35        0.85        0.01         66          7           1       764     5.0       7
OTD373    651611.1    4765963.0     451.85        0.90        0.09         31          7           1       769     5.0       7
OTD373    651608.4    4765966.5     442.87        0.86        0.09         91          7           1       779     5.0       7
OTD373    651607.0    4765968.5     438.38        0.79        0.06         61          7           1       784     5.0       7
OTD373    651605.6    4765970.5     433.91        0.80        0.03        103          7           1       789     5.0       7
OTD373    651604.3    4765972.0     429.45        0.80        0.02        102          7           1       794     5.0       7
OTD373    651602.8    4765974.0     424.98        0.89        0.03        139          7           1       799     5.0       7
OTD373    651601.5    4765975.5     420.51        0.75        0.02        106          7           1       804     5.0       7
OTD373    651600.1    4765977.0     416.06        0.80        0.07        222          7           1       809     5.0       7
OTD373    651598.7    4765979.0     411.61        0.78        0.05        182          7           1       814     5.0       7
OTD373    651597.3    4765981.0     407.15        0.76        0.06        136          7           1       819     5.0       7
OTD373    651595.9    4765982.5     402.70        0.90        0.12        106          7           1       824     5.0       7
OTD373    651594.4    4765984.0     398.26        0.84        0.16        198          7           1       829     5.0       7
OTD373    651593.0    4765986.0     393.82        0.91        0.23        172          7           1       834     5.0       7
OTD373    651570.1    4766014.0     326.03        0.68        0.15         87         10          14       911     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    Cu (wt%)    Au (g/t)    Mo (ppm)    DOMAIN    ROCK CODE      TO      LENGTH    ZONE
-------   --------    ---------    ---------    --------    --------    --------    ------    ---------    -------   ------    ----
OTD374    651756.1    4765972.5     232.55        0.74        0.12         73         10          14        961.67    5.0       7
OTD374    651746.4    4765985.5     185.09        0.65        0.60         16         10          14       1011.67    5.0       7
OTD374    651745.5    4765986.5     180.34        0.71        0.13          6         10          14       1016.67    5.0       7
OTD374    651736.4    4765999.0     132.49        0.91        1.40        220         10          14          1067    5.0       7
OTD374A   651713.8    4765994.5     380.41        0.61        0.04         16         10           7        846.67    5.0       7
OTD374A   651692.1    4766017.0     332.36        0.63        0.07         11         10           1           904    5.0       7
OTD374A   651690.3    4766018.5     328.16        0.80        0.12         39         10           1           909    5.0       7
OTD374A   651686.6    4766022.5     319.78        0.74        0.06         66         10           1           919    5.0       7
OTD374A   651684.7    4766024.5     315.58        0.67        0.04         68         10           1           924    5.0       7
OTD374A   651682.8    4766027.0     311.39        0.92        0.07         42         10           1           929    5.0       7
OTD374A   651673.8    4766037.0     290.42        0.61        0.02         74         10           1           954    5.0       7
OTD376A   650780.1    4766147.0     899.43        0.61        0.07         16         10          14           285    5.0       7
OTD376A   650781.4    4766146.0     894.69        0.85        0.10         27         10          14           290    5.0       7
OTD376A   650869.6    4766086.5     571.94        0.75        0.16         86         10          14           630    5.0       7
OTD376A   650872.0    4766084.5     562.42        0.65        0.12         85         10          14           640    5.0       7
OTD376A   650876.8    4766081.0     543.37        0.61        0.19         65         10          14           660    5.0       7
OTD376A   650885.3    4766074.5     510.01        0.76        0.18         95         10          14           695    5.0       7
OTD376A   650891.5    4766069.5     485.22        0.66        0.17         99         10          14           721    5.0       7
OTD376A   650897.6    4766064.5     460.43        0.88        0.06         57          7          14           747    5.0       7
OTD376A   650898.8    4766064.0     455.66        0.66        0.07         38          7          14           752    5.0       7
OTD376A   650899.9    4766063.0     450.89        0.71        0.06         41          7          14           757    5.0       7
OTD376A   650902.3    4766061.0     441.36        0.78        0.10         14          7          14           767    5.0       7
OTD376A   650903.3    4766059.5     437.55        0.68        0.11         12          7          14           770    3.0       7
OTD377    651765.4    4766203.0     634.68        0.93        0.02         95          6           7           577    5.0       7
OTD377    651763.9    4766204.5     630.18        0.76        0.02         74          6           7           582    5.0       7
OTD377    651762.3    4766206.0     625.68        1.31        0.02        163          6           7           587    5.0       7
OTD377    651760.8    4766207.5     621.19        0.69        0.01         99          6           7           592    5.0       7
OTD377    651756.0    4766212.0     607.70        0.73        0.01         31          6           7           607    5.0       7
OTD377    651754.4    4766214.0     603.22        0.83        0.02         10          6           7           612    5.0       7
OTD377    651739.6    4766229.0     559.72        1.46        0.02         18          4           7           660    4.0       7
OTD377    651738.3    4766230.5     555.69        0.83        0.03         11          5           1           665    5.0       7
OTD377    651736.8    4766231.5     551.21        1.06        0.05         11          5           1           670    5.0       7
OTD377    651735.2    4766233.5     546.74        1.32        0.03         18          5           1           675    5.0       7
OTD377    651733.3    4766235.0     541.38        1.16        0.02         15          4           7           681    5.0       7
OTD377    651732.1    4766236.5     537.81        0.90        0.02         12          4           7           684    3.0       7
OTD377    651730.9    4766238.5     534.23        2.24        0.05         53          5           1           689    5.0       7
OTD377    651729.3    4766240.0     529.77        1.25        0.04         41          5           1           694    5.0       7
OTD377    651728.2    4766241.0     526.65        1.18        0.03         11          5           1           696    2.0       7
OTD377    651723.9    4766245.0     514.62        1.32        0.08         11          5           1           711    5.0       7
OTD377    651722.3    4766246.5     510.17        1.46        0.09         13          5           1           716    5.0       7
OTD377    651720.7    4766248.5     505.71        1.91        0.08         14          5           1           721    5.0       7
OTD377    651719.1    4766250.0     501.27        2.02        0.10         41          5           1           726    5.0       7
OTD377    651717.5    4766251.5     496.83        1.58        0.07         68          5           1           731    5.0       7
OTD377    651715.9    4766253.5     492.39        2.04        0.09         25          5           1           736    5.0       7
OTD377    651714.3    4766255.0     487.95        1.74        0.11         23          5           1           741    5.0       7
OTD377    651712.6    4766257.0     483.52        1.81        0.14         28          5           1           746    5.0       7
OTD377    651711.1    4766258.5     479.09        1.13        0.08         20          5           1           751    5.0       7
OTD377    651709.2    4766260.5     473.78        3.12        0.38         20          2          14           757    5.0       7
OTD377    651707.6    4766262.0     469.36        4.45        0.60         12          2          14           762    5.0       7
OTD377    651706.0    4766264.0     464.94        4.15        0.80         23          2          14           767    5.0       7
OTD377    651704.7    4766265.5     461.40        2.37        0.27         41          2          14           770    3.0       7
OTD377    651703.4    4766266.5     457.87        0.88        0.12         47          5          14           775    5.0       7
OTD377    651701.8    4766268.5     453.47        0.70        0.04         49          5          14           780    5.0       7
OTD377    651700.3    4766270.0     449.06        0.80        0.06         39          5          14           785    5.0       7
OTD377    651698.7    4766272.5     444.65        0.95        0.07         40          5          14           790    5.0       7
OTD377    651697.2    4766274.5     440.25        0.91        0.15         59          5          14           795    5.0       7
OTD377    651695.6    4766276.0     435.86        1.67        0.30         62          5          14           800    5.0       7
OTD377    651694.1    4766278.0     431.46        1.23        0.14        102          5          14           805    5.0       7
OTD377    651692.6    4766280.0     427.08        1.41        0.12         63          5          14           810    5.0       7
OTD377    651691.3    4766281.5     423.13        1.55        0.17         60          5          14           814    4.0       7
OTD377    651689.9    4766283.5     419.19        0.83        0.23         42          7          14           819    5.0       7
OTD377    651688.4    4766285.0     414.80        0.70        0.20         72          7          14           824    5.0       7
OTD377    651686.8    4766287.0     410.41        0.68        0.18         29          7          14           829    5.0       7
OTD377    651685.3    4766289.0     406.05        0.94        0.15         26          7          14           834    5.0       7
OTD377    651683.8    4766291.0     401.69        0.83        0.10         28          7          14           839    5.0       7
OTD377    651682.2    4766293.0     397.34        0.73        0.25         28          7          14           844    5.0       7
OTD377    651680.7    4766294.5     392.98        1.22        0.46         49          7          14           849    5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD377    651679.1    4766296.5     388.62        0.98        0.18         27         7           14       854     5.0       7
OTD377    651677.6    4766298.0     384.28        0.79        0.25         31         7           14       859     5.0       7
OTD377    651676.0    4766300.0     379.95        1.50        0.28         60         7           14       864     5.0       7
OTD378    651422.6    4765440.5     779.16        0.91        0.01         33         6            7       413     5.0       7
OTD378    651420.9    4765442.0     773.68        1.07        0.02         97         4            7       419     5.0       7
OTD378    651419.6    4765443.5     769.11        1.03        0.03         83         4            7       424     5.0       7
OTD378    651418.3    4765445.0     764.53        1.98        0.05         40         4            7       429     5.0       7
OTD378    651417.0    4765446.5     759.95        1.23        0.02         41         4            7       434     5.0       7
OTD378    651415.8    4765448.0     755.37        0.85        0.02         37         4            7       439     5.0       7
OTD378    651414.4    4765449.5     750.78        1.19        0.02         47         4            7       444     5.0       7
OTD378    651413.1    4765451.0     746.19        1.14        0.01         36         4            7       449     5.0       7
OTD378    651411.8    4765452.5     741.60        1.21        0.02         28         4            7       454     5.0       7
OTD378    651410.5    4765454.0     737.00        1.28        0.04         65         4            7       459     5.0       7
OTD378    651409.3    4765455.5     732.40        1.61        0.05         48         4            7       464     5.0       7
OTD378    651407.9    4765457.5     727.81        1.46        0.07         69         4            7       469     5.0       7
OTD378    651406.6    4765459.0     723.23        1.39        0.03         57         4            7       474     5.0       7
OTD378    651405.3    4765460.5     718.66        1.47        0.03         47         4            7       479     5.0       7
OTD378    651404.0    4765462.0     714.09        1.62        0.03         56         4            7       484     5.0       7
OTD378    651402.8    4765463.0     709.53        1.57        0.05         44         4            7       489     5.0       7
OTD378    651401.1    4765465.0     704.07        2.99        0.08         66         2            7       495     5.0       7
OTD378    651399.8    4765466.5     699.53        2.11        0.06         55         2            7       500     5.0       7
OTD378    651398.6    4765468.5     695.45        2.50        0.09         94         2            7       504     4.0       7
OTD378    651397.4    4765470.0     691.39        1.60        0.08         61         4            7       509     5.0       7
OTD378    651396.0    4765471.5     686.87        1.05        0.04         42         4            7       514     5.0       7
OTD378    651394.7    4765473.0     682.35        1.00        0.03         57         4            7       519     5.0       7
OTD378    651392.0    4765476.5     673.36        1.22        0.03         20         4            7       529     5.0       7
OTD378    651390.6    4765478.5     668.86        1.65        0.03         50         4            7       534     5.0       7
OTD378    651389.4    4765480.0     664.37        1.53        0.03         28         4            7       539     5.0       7
OTD378    651388.0    4765482.0     659.90        1.53        0.03         55         4            7       544     5.0       7
OTD378    651386.7    4765483.5     655.42        1.21        0.04         46         4            7       549     5.0       7
OTD378    651385.3    4765485.0     650.95        0.94        0.03         32         4            7       554     5.0       7
OTD378    651384.1    4765486.5     646.94        0.80        0.02         30         4            7       558     4.0       7
OTD378    651368.6    4765508.5     594.94        1.33        0.03         71         4            7       617     5.0       7
OTD378    651367.3    4765510.5     590.52        0.97        0.03         29         4            7       622     5.0       7
OTD378    651366.0    4765512.5     586.09        0.92        0.03         53         4            7       627     5.0       7
OTD378    651364.7    4765514.0     581.67        0.73        0.02         92         4            7       632     5.0       7
OTD378    651363.4    4765516.0     577.24        1.17        0.02        141         4            7       637     5.0       7
OTD378    651362.2    4765518.0     572.83        1.23        0.02         65         4            7       642     5.0       7
OTD378    651360.9    4765520.0     568.41        0.60        0.01         34         4            7       647     5.0       7
OTD378    651357.4    4765526.5     555.19        1.42        0.04         88         4            7       662     5.0       7
OTD378    651356.2    4765528.5     550.77        1.23        0.02         78         4            7       667     5.0       7
OTD378    651355.0    4765530.5     546.39        0.87        0.08        119         4            7       672     5.0       7
OTD378    651353.8    4765532.5     542.00        0.67        0.05         64         5            1       677     5.0       7
OTD378    651352.6    4765534.5     537.62        1.24        0.05         70         5            1       682     5.0       7
OTD378    651351.7    4765536.0     534.55        1.28        0.08         57         7            1       684     2.0       7
OTD381    651484.7    4766026.5     862.76        0.79        0.04          5         6            7       376     4.0       7
OTD381    651482.7    4766028.0     859.29        1.11        0.04         26         4            7       381     5.0       7
OTD381    651480.3    4766030.5     855.44        1.19        0.04         45         4            7       386     5.0       7
OTD381    651478.0    4766032.5     851.58        1.44        0.04         19         4            7       391     5.0       7
OTD381    651475.7    4766034.5     847.73        1.47        0.07         12         4            7       396     5.0       7
OTD381    651473.3    4766036.5     843.88        1.05        0.03         15         4            7       401     5.0       7
OTD381    651471.0    4766039.0     839.99        0.85        0.03          7         4            7       406     5.0       7
OTD381    651468.7    4766041.0     836.11        1.30        0.04         15         4            7       411     5.0       7
OTD381    651466.4    4766043.0     832.22        0.83        0.03         15         4            7       416     5.0       7
OTD381    651461.8    4766047.5     824.45        0.91        0.03         15         4            7       426     5.0       7
OTD381    651459.6    4766050.0     820.56        1.07        0.04          9         4            7       431     5.0       7
OTD381    651457.3    4766052.0     816.68        1.10        0.02          5         4            7       436     5.0       7
OTD381    651455.7    4766053.5     813.95        1.37        0.02          5         4            7       438     2.0       7
OTD381    651454.1    4766054.5     811.23        0.87        0.02          5         6            7       443     5.0       7
OTD381    651451.9    4766057.0     807.36        0.92        0.01          5         6            7       448     5.0       7
OTD381    651449.6    4766059.0     803.48        0.96        0.01          8         6            7       453     5.0       7
OTD381    651447.4    4766061.5     799.60        1.11        0.02          5         6            7       458     5.0       7
OTD381    651445.1    4766063.5     795.72        1.14        0.03         10         6            7       463     5.0       7
OTD381    651442.9    4766066.0     791.84        0.82        0.03         10         6            7       468     5.0       7
OTD381    651433.6    4766075.5     775.51        1.11        0.05         14         7            1       489     5.0       7
OTD381    651431.3    4766077.5     771.60        0.82        0.03         30         7            1       494     5.0       7
OTD381    651429.1    4766079.5     767.70        0.87        0.03          7         7            1       499     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (WT%)    AU (G/T)    MO (PPM)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD381    651426.9    4766082.0     763.79        0.94        0.03         25          7           1       504     5.0       7
OTD381    651424.8    4766084.5     759.88        0.87        0.05         13          7           1       509     5.0       7
OTD381    651422.6    4766086.5     755.96        1.02        0.05         17          7           1       514     5.0       7
OTD381    651414.1    4766095.5     740.27        0.61        0.03          5          7           1       534     5.0       7
OTD381    651411.9    4766098.0     736.34        0.99        0.03          7          7           1       539     5.0       7
OTD381    651409.8    4766100.0     732.41        0.73        0.03         17          7           1       544     5.0       7
OTD381    651403.7    4766107.0     721.01        0.83        0.04         13          7           1       558     4.0       7
OTD381    651401.8    4766108.5     717.47        1.75        0.07         35          5           1       563     5.0       7
OTD381    651399.8    4766111.0     713.54        1.20        0.03         23          5           1       568     5.0       7
OTD381    651397.7    4766113.0     709.60        1.16        0.06         24          5           1       573     5.0       7
OTD381    651395.6    4766115.5     705.66        1.21        0.07         14          5           1       578     5.0       7
OTD381    651393.4    4766117.5     701.72        1.03        0.10         17          5           1       583     5.0       7
OTD381    651391.4    4766120.0     697.80        1.19        0.10         32          5           1       588     5.0       7
OTD381    651389.3    4766122.0     693.87        1.25        0.13         56          5           1       593     5.0       7
OTD381    651387.3    4766124.5     689.95        1.48        0.21         48          5           1       598     5.0       7
OTD381    651385.1    4766127.0     686.02        1.62        0.11         41          5           1       603     5.0       7
OTD381    651383.1    4766129.0     682.12        1.32        0.09         38          5           1       608     5.0       7
OTD381    651381.1    4766131.5     678.21        1.13        0.08        169          5           1       613     5.0       7
OTD381    651379.0    4766134.0     674.31        1.48        0.07         82          5           1       618     5.0       7
OTD381    651377.0    4766136.0     670.40        0.99        0.06         66          5           1       623     5.0       7
OTD381    651375.0    4766138.5     666.49        1.43        0.10         46          5           1       628     5.0       7
OTD381    651372.9    4766140.5     662.58        0.78        0.06         31          5           1       633     5.0       7
OTD381    651370.9    4766143.0     658.67        1.01        0.06         52          5           1       638     5.0       7
OTD381    651368.8    4766145.5     654.76        1.08        0.10         93          5           1       643     5.0       7
OTD381    651366.8    4766148.0     650.86        0.95        0.08         79          5           1       648     5.0       7
OTD381    651364.8    4766150.5     646.95        0.89        0.08         67          5           1       653     5.0       7
OTD381    651363.1    4766152.5     643.83        1.11        0.05         44          5          14       656     3.0       7
OTD381    651359.4    4766156.5     636.81        0.88        0.04        100          7          14       666     5.0       7
OTD381    651357.4    4766159.0     632.91        0.85        0.03         74          7          14       671     5.0       7
OTD381    651355.4    4766161.5     629.02        1.64        0.07        163          7          14       676     5.0       7
OTD381    651351.3    4766166.0     621.22        0.94        0.05         51          7          14       686     5.0       7
OTD381    651349.3    4766168.5     617.33        0.77        0.05         51          7          14       691     5.0       7
OTD381    651347.3    4766171.0     613.43        0.72        0.07         48          7          14       696     5.0       7
OTD381    651345.1    4766173.0     609.53        0.86        0.09         30          7          14       701     5.0       7
OTD381    651343.1    4766175.5     605.64        1.02        0.05         47          7          14       706     5.0       7
OTD381    651341.1    4766178.0     601.75        0.99        0.05         74          7          14       711     5.0       7
OTD381    651339.0    4766180.5     597.86        1.01        0.08         74          7          14       716     5.0       7
OTD381    651336.9    4766182.5     593.97        1.28        0.12         66          7           1       721     5.0       7
OTD381    651334.9    4766185.0     590.07        1.15        0.15         76          7           1       726     5.0       7
OTD381    651332.9    4766187.5     586.18        0.73        0.09         69          7           1       731     5.0       7
OTD381    651330.8    4766190.0     582.29        0.75        0.09         57          7           1       736     5.0       7
OTD382    651478.2    4765405.5     699.82        0.62        0.03         48         10           7       506     5.0       7
OTD382    651473.3    4765411.0     686.84        0.87        0.02         33          6           7       521     5.0       7
OTD382    651471.7    4765413.0     682.54        0.94        0.01         34          6           7       526     5.0       7
OTD382    651470.1    4765415.0     678.24        0.85        0.02         26          6           7       531     5.0       7
OTD382    651468.4    4765416.5     673.93        0.86        0.01         30          6           7       536     5.0       7
OTD382    651466.8    4765418.5     669.66        0.97        0.01         35          6           7       541     5.0       7
OTD382    651465.1    4765420.5     665.39        0.84        0.01         22          6           7       546     5.0       7
OTD382    651463.4    4765423.0     661.11        0.86        0.02         33          7           1       551     5.0       7
OTD382    651461.8    4765425.0     656.86        1.23        0.03         38          7           1       556     5.0       7
OTD382    651457.6    4765430.0     645.83        1.33        0.02         60          5           1       569     5.0       7
OTD382    651456.0    4765432.0     641.63        1.30        0.03         38          5           1       574     5.0       7
OTD382    651454.3    4765434.5     637.42        1.27        0.03         31          5           1       579     5.0       7
OTD382    651452.6    4765436.5     633.21        1.43        0.03         26          5           1       584     5.0       7
OTD382    651451.0    4765438.5     629.03        1.22        0.02         18          5           1       589     5.0       7
OTD382    651449.3    4765441.0     624.86        1.26        0.02         27          5           1       594     5.0       7
OTD382    651447.6    4765443.0     620.70        1.19        0.03         44          5           1       599     5.0       7
OTD382    651445.8    4765445.5     616.54        1.29        0.02         44          5           1       604     5.0       7
OTD382    651444.1    4765447.5     612.42        0.95        0.02         28          5           1       609     5.0       7
OTD382    651442.3    4765449.5     608.29        1.25        0.03         32          5           1       614     5.0       7
OTD382    651440.5    4765452.0     604.16        1.15        0.03         19          5           1       619     5.0       7
OTD382    651438.8    4765454.0     600.06        1.17        0.03         20          5           1       624     5.0       7
OTD382    651437.1    4765456.5     595.97        1.43        0.04         63          5           1       629     5.0       7
OTD382    651435.3    4765458.5     591.88        1.67        0.04         97          5           1       634     5.0       7
OTD382    651433.6    4765460.5     587.77        1.72        0.04         51          5           1       639     5.0       7
OTD382    651431.9    4765463.0     583.71        1.67        0.06         38          5           1       644     5.0       7
OTD382    651430.2    4765465.5     579.66        1.47        0.06        128          5           1       649     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD382    651428.8    4765467.5     576.41        1.58        0.04          8          5          1        652     3.0       7
OTD382    651427.4    4765469.5     573.16        2.28        0.08         25          2          1        657     5.0       7
OTD382    651425.8    4765472.0     569.13        4.70        0.20         33          2          1        662     5.0       7
OTD382    651424.0    4765474.5     565.11        5.93        0.41         12          2          1        667     5.0       7
OTD382    651422.3    4765477.0     561.09        4.85        0.44          9          2          1        672     5.0       7
OTD382    651420.6    4765479.5     557.06        3.56        0.29          7          2          1        677     5.0       7
OTD382    651418.9    4765481.0     553.06        4.00        0.23         10          2          1        682     5.0       7
OTD382    651417.3    4765483.5     549.09        5.25        0.29         33          2          1        687     5.0       7
OTD382    651415.6    4765486.0     545.12        4.88        0.24         24          2          1        692     5.0       7
OTD382    651413.9    4765488.5     541.15        4.47        0.25         26          2          1        697     5.0       7
OTD382    651412.3    4765491.0     537.17        2.09        0.11         46          2          1        702     5.0       7
OTD382    651410.6    4765493.5     533.26        2.38        0.09         45          2          1        707     5.0       7
OTD382    651409.0    4765496.5     529.35        2.78        0.07         45          2          1        712     5.0       7
OTD382    651407.6    4765498.5     525.83        2.30        0.06         59          2          1        716     4.0       7
OTD382    651406.1    4765501.5     522.31        1.63        0.06        107          5          1        721     5.0       7
OTD382    651402.3    4765507.5     513.80        0.93        0.05         37          7          1        732     5.0       7
OTD382    651398.9    4765512.5     506.11        0.80        0.04         41          7          1        742     5.0       7
OTD382    651397.1    4765515.5     502.28        0.78        0.07         30          7          1        747     5.0       7
OTD382    651395.4    4765518.0     498.45        0.98        0.07         45          7          1        752     5.0       7
OTD382    651393.6    4765520.5     494.65        0.83        0.05         35          7          1        757     5.0       7
OTD382    651389.9    4765525.5     487.09        0.78        0.05         35          7          1        767     5.0       7
OTD382    651388.1    4765528.5     483.31        0.70        0.04         54          7          1        772     5.0       7
OTD382    651376.7    4765545.5     460.14        0.88        0.07        216          7          1        803     5.0       7
OTD382    651374.8    4765548.5     456.48        0.70        0.04        124          7          1        808     5.0       7
OTD382    651372.9    4765551.5     452.81        0.67        0.05         81          7          1        813     5.0       7
OTD382    651369.2    4765557.0     445.51        1.62        0.05        284          7          1        823     5.0       7
OTD382    651367.3    4765560.0     441.89        1.16        0.03        188          7          1        828     5.0       7
OTD382    651363.6    4765565.5     434.66        0.92        0.02        123          7          1        838     5.0       7
OTD382    651358.2    4765575.0     423.96        0.84        0.05        155          7          1        853     5.0       7
OTD382    651356.3    4765578.0     420.43        0.72        0.03        138          7          1        858     5.0       7
OTD382    651354.7    4765580.5     417.26        0.64        0.03         87          7          1        862     4.0       7
OTD382    651346.0    4765595.5     400.15        0.64        0.05         68         10          1        887     5.0       7
OTD385    651324.1    4765500.0     979.80        0.73        0.03         45          6          7        195     5.0       7
OTD385    651322.8    4765501.0     975.09        0.66        0.01         26          6          7        200     5.0       7
OTD385    651321.4    4765502.5     970.38        0.75        0.01         59          6          7        205     5.0       7
OTD385    651320.1    4765503.5     965.66        1.00        0.01        102          6          7        210     5.0       7
OTD385    651318.9    4765504.5     960.95        0.87        0.01         64          6          7        215     5.0       7
OTD385    651317.6    4765506.0     956.24        0.67        0.02         73          6          7        220     5.0       7
OTD385    651316.4    4765507.0     952.00        0.74        0.02         94          6          7        224     4.0       7
OTD385    651315.3    4765508.0     947.76        1.08        0.02         74          4          7        229     5.0       7
OTD385    651314.0    4765509.0     943.04        1.05        0.02        108          4          7        234     5.0       7
OTD385    651312.8    4765510.0     938.34        1.13        0.01        134          4          7        239     5.0       7
OTD385    651311.4    4765511.0     933.63        1.07        0.02         93          4          7        244     5.0       7
OTD385    651310.2    4765512.5     928.92        1.52        0.01        100          4          7        249     5.0       7
OTD385    651308.9    4765513.5     924.21        1.47        0.02        118          4          7        254     5.0       7
OTD385    651307.6    4765514.5     919.51        2.05        0.02         85          4          7        259     5.0       7
OTD385    651306.3    4765515.5     914.81        1.51        0.02         68          4          7        264     5.0       7
OTD385    651305.1    4765517.0     910.10        1.58        0.04         79          4          7        269     5.0       7
OTD385    651303.8    4765518.0     905.40        1.49        0.02         75          4          7        274     5.0       7
OTD385    651302.6    4765519.0     900.70        1.51        0.04         99          4          7        279     5.0       7
OTD385    651301.3    4765520.0     896.00        1.33        0.03         55          4          7        284     5.0       7
OTD385    651300.0    4765521.5     891.30        1.34        0.04         47          4          7        289     5.0       7
OTD385    651298.8    4765522.5     886.61        1.26        0.03         51          4          7        294     5.0       7
OTD385    651297.4    4765523.5     881.91        1.32        0.04         58          4          7        299     5.0       7
OTD385    651296.2    4765524.5     877.22        1.14        0.03         28          4          7        304     5.0       7
OTD385    651294.9    4765525.5     872.53        1.09        0.03         32          4          7        309     5.0       7
OTD385    651283.9    4765536.0     831.25        0.77        0.02         99          4          7        353     5.0       7
OTD385    651282.8    4765537.5     826.56        1.07        0.03         80          4          7        358     5.0       7
OTD385    651281.5    4765538.5     821.87        1.13        0.03         58          4          7        363     5.0       7
OTD385    651280.3    4765539.5     817.18        1.25        0.02         52          4          7        368     5.0       7
OTD385    651279.1    4765541.0     812.49        1.35        0.03         36          4          7        373     5.0       7
OTD385    651277.9    4765542.0     807.79        1.35        0.05         45          4          7        378     5.0       7
OTD385    651276.7    4765543.5     803.10        1.26        0.05         27          4          7        383     5.0       7
OTD385    651275.4    4765545.0     798.41        1.67        0.03         47          4          7        388     5.0       7
OTD385    651274.3    4765546.5     793.72        1.65        0.03         42          4          7        393     5.0       7
OTD385    651273.0    4765547.5     789.02        1.37        0.01         37          4          7        398     5.0       7
OTD385    651271.8    4765548.5     784.33        1.42        0.02         41          4          7        403     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD385    651270.6    4765550.0     779.63        1.27        0.03         34          4          7        408     5.0       7
OTD385    651269.4    4765551.0     774.94        1.37        0.02         96          4          7        413     5.0       7
OTD385    651268.2    4765552.5     770.24        1.21        0.03         31          4          7        418     5.0       7
OTD385    651266.9    4765554.0     765.54        0.98        0.03         44          4          7        423     5.0       7
OTD385    651264.6    4765556.5     756.15        1.70        0.02         56          2          7        433     5.0       7
OTD385    651263.4    4765557.5     751.46        2.05        0.06         43          2          7        438     5.0       7
OTD385    651262.6    4765558.5     748.17        1.01        0.03         17          2          7        440     2.0       7
OTD385    651260.6    4765560.5     740.19        1.05        0.01         28          4          7        450     5.0       7
OTD385    651259.4    4765561.5     735.50        1.39        0.01         52          4          7        455     5.0       7
OTD385    651258.2    4765563.0     730.80        1.19        0.01         36          4          7        460     5.0       7
OTD385    651257.0    4765564.0     726.11        1.52        0.01         56          4          7        465     5.0       7
OTD385    651255.8    4765565.5     721.41        1.22        0.01         43          4          7        470     5.0       7
OTD385    651254.7    4765567.0     716.71        1.30        0.01        136          4          7        475     5.0       7
OTD385    651253.5    4765568.0     712.01        1.36        0.02        138          4          7        480     5.0       7
OTD385    651252.4    4765569.0     707.31        1.65        0.02         61          4          7        485     5.0       7
OTD385    651251.2    4765570.0     702.61        1.13        0.01         31          4          7        490     5.0       7
OTD385    651250.0    4765571.5     697.90        1.25        0.05         27          4          7        495     5.0       7
OTD385    651248.9    4765572.5     693.19        1.46        0.04         59          4          7        500     5.0       7
OTD385    651247.7    4765574.0     688.48        1.08        0.04        232          4          7        505     5.0       7
OTD385    651245.3    4765576.5     679.06        1.15        0.03         56          4          7        515     5.0       7
OTD385    651244.2    4765578.0     674.35        1.30        0.05         70          4          7        520     5.0       7
OTD385    651243.0    4765579.0     669.64        1.11        0.04         74          4          7        525     5.0       7
OTD385    651241.8    4765580.5     664.93        1.25        0.05        124          4          7        530     5.0       7
OTD385    651240.6    4765582.0     660.22        0.97        0.05         92          4          7        535     5.0       7
OTD385    651239.5    4765583.0     655.51        1.17        0.06         69          4          7        540     5.0       7
OTD385    651238.3    4765584.0     650.80        1.52        0.06         99          4          7        545     5.0       7
OTD385    651237.2    4765585.5     646.09        1.41        0.07        122          4          7        550     5.0       7
OTD385    651236.1    4765586.5     641.37        1.16        0.07        140          4          7        555     5.0       7
OTD385    651234.9    4765588.0     636.66        1.31        0.04         73          4          7        560     5.0       7
OTD385    651233.8    4765589.0     631.95        1.19        0.04        127          4          7        565     5.0       7
OTD385    651232.7    4765590.0     627.24        1.49        0.04         45          4          7        570     5.0       7
OTD385    651231.6    4765591.5     622.53        1.22        0.03         65          4          7        575     5.0       7
OTD385    651229.3    4765594.0     613.11        0.79        0.09         99          6          7        584     3.0       7
OTD385    651224.3    4765600.0     590.53        0.63        0.04        106         10          7        609     5.0       7
OTD385    651217.0    4765610.0     557.61        0.66        0.08         76         10          7        644     5.0       7
OTD385    651216.0    4765611.0     552.91        0.62        0.13         96         10          7        649     5.0       7
OTD392    651253.9    4765435.5     986.85        0.75        0.02         68          6          7        189     5.0       7
OTD392    651252.4    4765436.5     982.16        0.75        0.01         89          6          7        194     5.0       7
OTD392    651251.4    4765437.5     978.88        1.37        0.01         36          6          7        196     2.0       7
OTD392    651250.4    4765438.5     975.60        1.37        0.01         33          4          7        201     5.0       7
OTD392    651249.1    4765439.5     970.92        1.19        0.01         40          4          7        206     5.0       7
OTD392    651247.6    4765440.5     966.23        1.23        0.03         51          4          7        211     5.0       7
OTD392    651246.3    4765441.5     961.54        1.33        0.04         51          4          7        216     5.0       7
OTD392    651237.0    4765448.0     930.57        0.60        0.04         24          6          7        249     5.0       7
OTD392    651231.2    4765451.5     911.77        2.45        0.12         13          6          7        269     5.0       7
OTD392    651227.0    4765454.5     897.65        0.68        0.02         45          6          7        284     5.0       7
OTD392    651225.6    4765455.5     892.94        0.69        0.04         47          6          7        289     5.0       7
OTD392    651222.8    4765457.5     883.51        0.75        0.06         81          6          7        299     5.0       7
OTD392    651221.5    4765458.5     878.80        0.64        0.02         97          6          7        304     5.0       7
OTD392    651220.1    4765459.5     874.08        0.90        0.04         84          6          7        309     5.0       7
OTD392    651217.4    4765461.0     864.64        0.86        0.02         43          6          7        319     5.0       7
OTD392    651216.1    4765462.0     859.91        0.64        0.02         55          6          7        324     5.0       7
OTD392    651214.7    4765463.0     855.18        0.93        0.01         41          6          7        329     5.0       7
OTD392    651209.8    4765466.0     838.13        0.61        0.04         83          6          7        347     5.0       7
OTD392    651204.5    4765469.5     819.15        0.81        0.06         28          6          7        367     5.0       7
OTD392    651203.2    4765470.0     814.40        0.66        0.07         28          6          7        372     5.0       7
OTD392    651198.0    4765473.5     795.42        0.82        0.05         68          6          7        392     5.0       7
OTD392    651196.9    4765474.5     791.15        0.66        0.05         60          6          7        396     4.0       7
OTD392    651193.3    4765477.0     777.40        0.60        0.03         30         10          7        411     5.0       7
OTD392    651189.4    4765480.0     763.18        0.64        0.06         57         10          7        426     5.0       7
OTD392    651186.9    4765482.0     753.71        0.70        0.06        116         10          7        436     5.0       7
OTD392    651178.0    4765489.0     720.58        0.82        0.06        303         10          7        471     5.0       7
OTD392    651176.8    4765490.0     715.86        0.80        0.06        149         10          7        476     5.0       7
OTD392    651175.4    4765491.5     711.13        0.69        0.04        168         10          7        481     5.0       7
OTD392    651172.9    4765493.5     701.68        0.65        0.04        298         10          1        491     5.0       7
OTD392    651167.8    4765497.5     682.80        0.64        0.02        107         10          1        511     5.0       7
OTD392    651166.5    4765498.5     678.08        0.79        0.02        125         10          1        516     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD395    651246.1    4765351.0     931.16        0.82        0.01         21          6          7        251     5.0       7
OTD395    651244.6    4765352.5     926.63        0.83        0.02         17          6          7        256     5.0       7
OTD395    651243.2    4765354.0     922.10        0.80        0.01         13          6          7        261     5.0       7
OTD395    651241.8    4765355.5     917.57        0.87        0.01         29          6          7        266     5.0       7
OTD395    651240.3    4765357.0     913.04        1.17        0.01        115          6          7        271     5.0       7
OTD395    651238.8    4765358.5     908.51        0.98        0.01         97          6          7        276     5.0       7
OTD395    651237.4    4765360.0     903.98        0.80        0.02         65          6          7        281     5.0       7
OTD395    651235.9    4765362.0     899.45        0.67        0.01         78          6          7        286     5.0       7
OTD395    651234.5    4765363.5     894.92        0.81        0.02         68          6          7        291     5.0       7
OTD395    651233.1    4765365.0     890.40        1.03        0.02         99          6          7        296     5.0       7
OTD395    651231.6    4765366.5     885.87        0.65        0.03        178          6          7        301     5.0       7
OTD395    651230.1    4765368.0     881.34        0.85        0.02         82          6          7        306     5.0       7
OTD395    651228.6    4765369.5     876.82        0.80        0.02         44          6          7        311     5.0       7
OTD395    651227.1    4765371.0     872.30        0.74        0.02         43          6          7        316     5.0       7
OTD395    651225.7    4765372.5     867.78        0.93        0.05         67          6          7        321     5.0       7
OTD395    651224.1    4765374.0     863.27        0.67        0.11         53          6          7        326     5.0       7
OTD395    651223.1    4765375.0     860.11        0.87        0.02         51          6          7        328     2.0       7
OTD395    651222.0    4765376.0     856.95        1.25        0.02         20          4          7        333     5.0       7
OTD395    651220.4    4765378.0     852.44        0.95        0.02         34          4          7        338     5.0       7
OTD395    651218.8    4765379.5     847.95        1.38        0.04        107          4          7        343     5.0       7
OTD395    651217.1    4765380.5     843.45        1.33        0.02         79          4          7        348     5.0       7
OTD395    651215.7    4765382.0     839.40        0.69        0.01         45          6          7        352     4.0       7
OTD395    651208.1    4765388.5     819.23        0.74        0.03         30          6          7        375     5.0       7
OTD395    651206.4    4765390.0     814.74        0.78        0.02         28          6          7        380     5.0       7
OTD395    651179.9    4765413.0     744.02        0.68        0.04         69         10          7        459     5.0       7
OTD395    651178.3    4765414.5     739.54        0.96        0.05         55         10          7        464     5.0       7
OTD395    651175.1    4765418.0     730.58        0.70        0.05         71         10          7        474     5.0       7
OTD395    651162.1    4765430.0     694.77        0.75        0.05         92         10          7        514     5.0       7
OTD395    651160.5    4765431.5     690.29        0.72        0.04        126         10          7        519     5.0       7
OTD395    651157.9    4765434.0     683.14        1.88        0.19        180          6          7        527     5.0       7
OTD395    651156.3    4765435.5     678.66        2.01        0.28        174          6          7        532     5.0       7
OTD395    651151.4    4765440.5     665.24        0.67        0.03        185          6          7        547     5.0       7
OTD395    651149.8    4765442.0     660.77        0.67        0.04        323          6          7        552     5.0       7
OTD395    651148.4    4765443.5     656.74        0.90        0.04        143          6          7        556     4.0       7
OTD401    651212.4    4765478.0    1023.55        2.42        0.08         12         10          7        151     5.0       7
OTD401    651241.9    4765455.5     926.37        0.77        0.04         22          4          7        255     5.0       7
OTD401    651243.2    4765454.5     921.69        0.69        0.02         46          4          7        260     5.0       7
OTD401    651244.6    4765453.5     917.00        3.70        0.30         10          4          7        265     5.0       7
OTD401    651245.6    4765452.5     913.26        1.25        0.01         15          4          7        268     3.0       7
OTD401    651251.6    4765447.0     892.69        1.03        0.03        124          4          7        291     5.0       7
OTD401    651253.1    4765446.0     888.02        1.68        0.02         38          4          7        296     5.0       7
OTD401    651254.4    4765444.5     883.35        1.43        0.02         21          4          7        301     5.0       7
OTD401    651255.8    4765443.5     878.70        1.12        0.02         49          4          7        306     5.0       7
OTD401    651257.3    4765442.5     874.05        1.51        0.02         39          4          7        311     5.0       7
OTD401    651258.7    4765441.5     869.40        1.41        0.03         73          4          7        316     5.0       7
OTD401    651260.1    4765440.5     864.75        1.12        0.02         52          4          7        321     5.0       7
OTD401    651261.5    4765439.0     860.10        1.08        0.03         52          4          7        326     5.0       7
OTD401    651262.9    4765438.0     855.45        1.01        0.02         35          4          7        331     5.0       7
OTD401    651264.4    4765437.0     850.80        0.93        0.01         59          4          7        336     5.0       7
OTD401    651265.8    4765435.5     846.16        1.27        0.02         54          4          7        341     5.0       7
OTD401    651267.3    4765434.5     841.52        1.07        0.02         50          4          7        346     5.0       7
OTD401    651268.8    4765434.0     836.87        1.15        0.02         73          4          7        351     5.0       7
OTD401    651270.2    4765433.0     832.23        1.39        0.02         46          4          7        356     5.0       7
OTD401    651271.7    4765431.5     827.59        1.60        0.02         28          4          7        361     5.0       7
OTD401    651273.1    4765430.5     822.95        1.50        0.02         18          4          7        366     5.0       7
OTD401    651274.6    4765429.5     818.32        1.89        0.02         41          4          7        371     5.0       7
OTD401    651276.1    4765428.5     813.69        1.63        0.02         48          4          7        376     5.0       7
OTD401    651277.5    4765427.0     809.07        1.84        0.02         25          4          7        381     5.0       7
OTD401    651279.1    4765425.5     804.44        1.40        0.02         20          4          7        386     5.0       7
OTD401    651280.6    4765424.0     799.83        1.74        0.05         48          4          7        391     5.0       7
OTD401    651282.1    4765423.0     795.23        1.40        0.01         21          4          7        396     5.0       7
OTD401    651283.6    4765422.0     790.62        1.30        0.03         33          4          7        401     5.0       7
OTD401    651285.1    4765420.5     786.03        1.16        0.03         87          4          7        406     5.0       7
OTD401    651286.7    4765419.5     781.44        1.16        0.02         86          4          7        411     5.0       7
OTD401    651288.3    4765418.0     776.85        1.45        0.02         21          4          7        416     5.0       7
OTD401    651289.8    4765417.0     772.26        1.25        0.02         31          4          7        421     5.0       7
OTD401    651291.3    4765415.5     767.67        1.33        0.02         57          4          7        426     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD401    651292.9    4765414.5     763.08        1.10        0.01         48         4           7        431     5.0       7
OTD401    651294.5    4765413.0     758.49        1.72        0.02        269         4           7        436     5.0       7
OTD401    651295.9    4765412.0     754.37        1.29        0.01         34         4           7        440     4.0       7
OTD401    651297.3    4765411.0     750.24        2.15        0.02         94         2           7        445     5.0       7
OTD401    651298.9    4765409.5     745.65        1.92        0.02         24         2           7        450     5.0       7
OTD401    651300.4    4765408.5     741.07        1.33        0.03        114         2           7        455     5.0       7
OTD401    651301.7    4765407.5     737.40        1.81        0.03         86         2           7        458     3.0       7
OTD401    651302.9    4765406.5     733.73        1.49        0.03         58         4           7        463     5.0       7
OTD401    651304.5    4765405.0     729.15        1.03        0.02         31         4           7        468     5.0       7
OTD401    651306.0    4765403.5     724.57        1.19        0.03         43         4           7        473     5.0       7
OTD401    651307.6    4765402.5     719.99        1.02        0.02         32         4           7        478     5.0       7
OTD401    651314.9    4765396.0     697.08        0.99        0.02         99         4           7        503     5.0       7
OTD401    651316.3    4765394.5     692.50        2.94        0.08        277         4           7        508     5.0       7
OTD401    651317.8    4765393.0     687.92        1.04        0.02         66         4           7        513     5.0       7
OTD401    651319.1    4765391.5     683.35        0.80        0.02         60         4           7        518     5.0       7
OTD401    651320.5    4765390.0     678.77        0.60        0.04         83         4           7        523     5.0       7
OTD401    651321.9    4765389.0     674.19        0.83        0.02         56         4           7        528     5.0       7
OTD401    651323.3    4765387.5     669.62        0.62        0.03         29         4           7        533     5.0       7
OTD401    651324.6    4765386.0     665.04        1.37        0.01         51         4           7        538     5.0       7
OTD401    651326.0    4765384.5     660.47        1.06        0.01         39         4           7        543     5.0       7
OTD401    651327.4    4765383.5     655.89        1.62        0.03         41         4           7        548     5.0       7
OTD401    651328.8    4765381.5     651.32        1.85        0.02         52         4           7        553     5.0       7
OTD401    651330.2    4765380.0     646.75        1.43        0.04         52         4           7        558     5.0       7
OTD401    651331.6    4765378.5     642.18        1.35        0.03         63         4           7        563     5.0       7
OTD401    651333.0    4765377.0     637.60        0.63        0.02         72         4           7        568     5.0       7
OTD401    651334.4    4765375.5     633.03        0.81        0.04         44         4           7        573     5.0       7
OTD401    651335.8    4765374.5     628.46        1.13        0.05         44         4           7        578     5.0       7
OTD401    651337.3    4765373.0     623.90        1.80        0.05         44         4           7        583     5.0       7
OTD401    651338.6    4765371.5     619.35        1.44        0.07         60         4           7        588     5.0       7
OTD401    651340.1    4765370.0     614.80       12.57        0.24        103         2           7        593     5.0       7
OTD401    651341.5    4765368.5     610.24       12.82        0.33         65         2           7        598     5.0       7
OTD401    651342.9    4765367.0     605.69       10.51        0.23         65         2           7        603     5.0       7
OTD401    651344.4    4765365.5     601.15        2.34        0.06         37         2           7        608     5.0       7
OTD401    651345.9    4765364.0     596.61        2.84        0.05         38         2           7        613     5.0       7
OTD401    651347.4    4765362.0     592.07        3.09        0.08         41         2           7        618     5.0       7
OTD401    651348.8    4765360.5     587.54        3.11        0.12         39         2           7        623     5.0       7
OTD401    651350.3    4765359.0     583.02        3.67        0.15         37         2           7        628     5.0       7
OTD401    651351.7    4765357.5     578.49        3.54        0.06         28         2           7        633     5.0       7
OTD401    651353.1    4765356.0     573.96        2.80        0.03         14         2           7        638     5.0       7
OTD401    651354.4    4765354.5     569.45        1.71        0.03         82         4           7        643     5.0       7
OTD401    651355.8    4765352.5     564.93        1.46        0.22         51         4           7        648     5.0       7
OTD401    651357.2    4765351.5     560.42        0.87        0.02         21         7           1        653     5.0       7
OTD401    651358.6    4765350.0     555.91        1.01        0.02         20         7           1        658     5.0       7
OTD401    651359.9    4765348.0     551.40        1.33        0.03        196         7           1        663     5.0       7
OTD401    651361.2    4765346.5     546.90        0.78        0.02         20         7           1        668     5.0       7
OTD401    651362.6    4765344.5     542.40        1.37        0.03        106         7           1        673     5.0       7
OTD401    651363.9    4765343.0     537.90        0.87        0.02         34         7           1        678     5.0       7
OTD401    651365.3    4765341.5     533.40        0.61        0.02         48         7           1        683     5.0       7
OTD401    651369.6    4765336.0     519.93        0.71        0.04         27         7           1        698     5.0       7
OTD401    651371.0    4765334.5     515.44        1.30        0.04         69         7           1        703     5.0       7
OTD401    651372.4    4765333.0     510.96        1.07        0.04         30         7           1        708     5.0       7
OTD401    651373.9    4765331.0     506.48        0.93        0.05         29         7           1        713     5.0       7
OTD401    651375.3    4765329.0     502.00        1.19        0.04        145         7           1        718     5.0       7
OTD401    651376.7    4765327.5     497.53        0.92        0.02         96         7           1        723     5.0       7
OTD401    651378.1    4765325.5     493.06        0.84        0.02        201         7           1        728     5.0       7
OTD401    651379.6    4765324.0     488.58        0.78        0.03        534         7           1        733     5.0       7
OTD401    651380.9    4765322.5     484.11        0.87        0.03        728         7           1        738     5.0       7
OTD401    651386.4    4765315.5     466.25        0.69        0.02         35         7           1        758     5.0       7
OTD401    651388.7    4765312.0     458.22        2.72        0.09         41         2           1        767     5.0       7
OTD401    651390.0    4765310.0     453.77        5.06        1.11         36         2           1        772     5.0       7
OTD401    651391.3    4765308.5     449.31        3.76        0.77          7         2           1        777     5.0       7
OTD401    651392.6    4765306.5     444.86        6.21        0.95          8         2           1        782     5.0       7
OTD401    651393.8    4765305.0     440.86        3.11        0.09         21         2           1        786     4.0       7
OTD401    651394.9    4765303.5     437.30        1.68        0.05         64         7           1        790     4.0       7
OTD401A   651291.0    4765416.5     768.56        0.79        0.01         40         4           7        425     5.0       7
OTD401A   651292.5    4765415.0     763.96        1.26        0.03         51         4           7        430     5.0       7
OTD401A   651299.1    4765410.5     743.62        2.12        0.04         49         2           7        452     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE     TO    LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    -----  ------    ----
OTD401A   651300.7    4765408.5     739.12        1.89        0.03         74          2          7          457   5.0       7
OTD401A   651302.1    4765407.0     735.60        1.63        0.01         78          2          7          460   3.0       7
OTD401A   651303.6    4765406.0     732.09        1.27        0.02         34          4          7          465   5.0       7
OTD401A   651305.4    4765404.5     727.70        1.24        0.02         39          4          7          470   5.0       7
OTD401A   651318.5    4765394.0     698.79        1.45        0.02        279          4          7        503.7   5.0       7
OTD401A   651320.6    4765391.5     694.65        1.30        0.03        110          4          7        508.7   5.0       7
OTD401A   651322.9    4765389.5     690.78        1.60        0.04         63          4          7        513.7   5.0       7
OTD401A   651325.3    4765387.5     686.91        0.68        0.01         11          4          7        518.7   5.0       7
OTD401A   651327.6    4765385.5     683.04        1.58        0.02         33          4          7        523.7   5.0       7
OTD401A   651329.9    4765383.0     679.16        1.47        0.05         15          4          7        528.7   5.0       7
OTD401A   651332.3    4765381.0     675.31        1.83        0.03         51          4          7        533.7   5.0       7
OTD401A   651334.7    4765378.5     671.51        1.30        0.04         44          4          7        538.7   5.0       7
OTD401A   651337.1    4765376.5     667.70        1.68        0.03         41          4          7        543.7   5.0       7
OTD401A   651339.4    4765374.5     663.90        1.24        0.03         53          4          7        548.7   5.0       7
OTD401A   651341.8    4765372.5     660.10        1.15        0.05         70          4          7        553.7   5.0       7
OTD401A   651344.2    4765370.0     656.28        1.24        0.02         25          4          7        558.7   5.0       7
OTD401A   651346.6    4765368.0     652.45        1.31        0.03         32          4          7        563.7   5.0       7
OTD401A   651349.1    4765366.0     648.62        1.22        0.03         22          4          7        568.7   5.0       7
OTD401A   651351.5    4765364.0     644.80        1.82        0.03         38          4          7        573.7   5.0       7
OTD401A   651353.9    4765362.0     640.97        1.40        0.02          9          4          7        578.7   5.0       7
OTD401A   651356.3    4765359.5     637.16        0.76        0.03         24          4          7        583.7   5.0       7
OTD401A   651358.0    4765358.0     634.37        0.81        0.03         22          4          7          586   2.3       7
OTD401A   651359.7    4765356.5     631.58        0.97        0.03         25          6          7          591   5.0       7
OTD401A   651362.1    4765354.0     627.77        0.90        0.03         34          6          7          596   5.0       7
OTD401A   651364.4    4765352.0     623.95        0.87        0.02         35          6          7          601   5.0       7
OTD401A   651366.6    4765350.0     620.15        0.73        0.02         55          6          7          606   5.0       7
OTD401A   651368.7    4765348.0     616.72        0.65        0.02         32          6          7          610   4.0       7
OTD401A   651372.9    4765343.5     609.49        0.76        0.03        134          7          1          620   5.0       7
OTD401A   651375.2    4765341.0     605.68        0.65        0.03         22          7          1          625   5.0       7
OTD401A   651379.7    4765336.5     598.06        0.78        0.03         88          7          1          635   5.0       7
OTD401A   651381.8    4765334.0     594.24        1.11        0.04         81          7          1          640   5.0       7
OTD401A   651384.0    4765331.5     590.42        0.81        0.06         86          7          1          645   5.0       7
OTD401A   651386.2    4765329.0     586.60        0.88        0.06         95          7          1          650   5.0       7
OTD401A   651388.4    4765327.0     582.78        0.71        0.03        155          7          1          655   5.0       7
OTD401A   651405.4    4765307.5     552.23        0.61        0.02        111         10          1          695   5.0       7
OTD401A   651409.6    4765302.5     544.60        0.60        0.01         63         10          1          705   5.0       7
OTD401A   651416.0    4765295.0     533.19        0.70        0.02        241         10          1          720   5.0       7
OTD401A   651422.3    4765287.5     521.76        0.72        0.02         28         10          1          735   5.0       7
OTD401A   651424.4    4765285.0     517.94        0.96        0.02         52         10          1          740   5.0       7
OTD401A   651432.6    4765275.0     502.67        0.63        0.01        114         10          1          760   5.0       7
OTD401B   651295.6    4765413.0     754.79        1.67        0.03         65          4          7          440   5.0       7
OTD401B   651297.2    4765411.5     750.19        1.95        0.05         74          2          7          445   5.0       7
OTD401B   651298.8    4765410.5     745.59        0.90        0.03        105          2          7          450   3.0       7
OTD401B   651322.3    4765395.5     664.09        0.97        0.01        143          4          7        536.4   3.4       7
OTD401B   651323.4    4765395.0     659.25        0.79        0.01         93          4          7        541.4   5.0       7
OTD401B   651324.6    4765394.5     654.40        0.80        0.02         43          4          7        546.4   5.0       7
OTD401B   651325.6    4765394.0     649.55        0.81        0.05         34          4          7        551.4   5.0       7
OTD401B   651326.6    4765393.5     644.66        0.89        0.05         54          4          7        556.4   5.0       7
OTD401B   651327.6    4765393.0     639.77        0.82        0.06         51          4          7        561.4   5.0       7
OTD401B   651332.5    4765391.5     615.34        2.34        0.04       1799          4          7        586.4   5.0       7
OTD401B   651333.6    4765391.0     610.45        1.67        0.02        402          4          7        591.4   5.0       7
OTD401B   651335.6    4765390.5     600.68        0.73        0.02         42          4          7        601.4   5.0       7
OTD401B   651336.6    4765390.0     595.79        0.72        0.02         30          4          7        606.4   5.0       7
OTD401B   651337.6    4765390.0     590.91        1.05        0.03         91          4          7        611.4   5.0       7
OTD401B   651343.8    4765387.5     561.02        1.20        0.04        100          6          7          642   5.0       7
OTD401B   651344.8    4765387.5     556.14        0.68        0.02         49          6          7          647   5.0       7
OTD401B   651345.9    4765386.5     550.27        0.62        0.04         54          7          1          653   4.0       7
OTD401B   651353.8    4765383.0     511.23        0.63        0.05         84          7          1          693   5.0       7
OTD401B   651354.8    4765382.5     506.35        0.96        0.04        195          7          1          698   5.0       7
OTD401B   651355.8    4765382.0     501.47        1.19        0.03        119          7          1          703   5.0       7
OTD401B   651356.8    4765381.5     496.60        1.10        0.03        309          7          1          708   5.0       7
OTD401B   651357.9    4765381.0     491.72        0.71        0.03        280          7          1          713   5.0       7
OTD401B   651358.9    4765381.0     486.85        0.62        0.09        154          7          1          718   5.0       7
OTD401B   651369.8    4765376.0     433.20        0.71        0.03        232          7          1          773   5.0       7
OTD401B   651370.8    4765375.0     428.32        0.81        0.04        286          7          1          778   5.0       7
OTD401B   651374.7    4765373.0     408.82        0.67        0.01         79          7          1          798   5.0       7
OTD401B   651375.8    4765372.5     403.95        0.71        0.01         46          7          1          803   5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD401B   651377.8    4765371.5     394.21        0.79        0.04        120          7          1        813     5.0       7
OTD401B   651378.8    4765371.0     389.33        0.82        0.04        144          7          1        818     5.0       7
OTD401B   651379.8    4765370.5     384.47        0.68        0.03        128          7          1        823     5.0       7
OTD401B   651380.8    4765370.0     379.60        0.79        0.02         75          7          1        828     5.0       7
OTD401B   651381.9    4765369.5     374.73        0.85        0.02         94          7          1        833     5.0       7
OTD401B   651382.9    4765369.5     369.86        0.79        0.01        142          7          1        838     5.0       7
OTD401B   651383.9    4765369.0     364.99        0.69        0.01         49          7          1        843     5.0       7
OTD401B   651384.8    4765368.5     361.10        0.95        0.01         67          7          1        846     3.0       7
OTD404    651380.3    4765242.0     755.85        0.95        0.02        355          6          7        435     5.0       7
OTD404    651378.9    4765243.0     751.16        0.65        0.02        278          6          7        440     5.0       7
OTD404    651377.4    4765244.0     746.47        0.99        0.04         71          6          7        445     5.0       7
OTD404    651376.1    4765245.0     741.78        0.97        0.03        310          6          7        450     5.0       7
OTD404    651374.6    4765246.0     737.08        1.04        0.04         88          6          7        455     5.0       7
OTD404    651368.7    4765250.0     717.36        0.73        0.03         47         10          7        476     5.0       7
OTD404    651367.3    4765251.0     712.66        0.72        0.03         26         10          7        481     5.0       7
OTD404    651360.4    4765255.5     689.18        0.89        0.02         68         10          7        506     5.0       7
OTD404    651349.5    4765263.5     652.56        0.66        0.03         43          6          7        545     5.0       7
OTD404    651348.1    4765264.5     647.86        0.86        0.04         81          6          7        550     5.0       7
OTD404    651343.9    4765267.5     633.77        0.65        0.02         42          6          7        565     5.0       7
OTD404    651342.5    4765268.5     629.07        0.64        0.01         40          6          7        570     5.0       7
OTD404    651341.1    4765269.5     624.37        0.61        0.02         41          6          7        575     5.0       7
OTD404    651339.8    4765270.5     619.67        0.88        0.05         51          6          7        580     5.0       7
OTD404    651338.3    4765271.0     614.97        0.68        0.03         61          6          7        585     5.0       7
OTD404    651336.9    4765272.0     610.28        0.62        0.03         63          6          7        590     5.0       7
OTD404    651335.7    4765273.0     606.05        1.02        0.04        163          6          7        594     4.0       7
OTD404    651334.5    4765274.0     601.82        0.68        0.02         78          4          7        599     5.0       7
OTD404    651333.3    4765274.5     598.06        1.72        0.04         81          4          7        602     3.0       7
OTD404    651332.3    4765275.0     594.30        0.96        0.02         56          6          7        607     5.0       7
OTD404    651330.9    4765276.5     589.60        0.81        0.02         34          6          7        612     5.0       7
OTD404    651329.6    4765278.0     584.90        1.06        0.03        136          6          7        617     5.0       7
OTD404    651328.2    4765279.0     580.20        0.84        0.02         36          6          7        622     5.0       7
OTD404    651327.0    4765280.0     575.97        0.95        0.04         78          6          7        626     4.0       7
OTD404    651325.8    4765280.5     571.74        0.72        0.03         31          7          1        631     5.0       7
OTD404    651324.4    4765281.5     567.04        0.67        0.03         14          7          1        636     5.0       7
OTD404    651323.1    4765282.5     562.33        0.93        0.02         41          7          1        641     5.0       7
OTD404    651321.7    4765283.5     557.62        0.61        0.02         33          7          1        646     5.0       7
OTD404    651320.3    4765284.5     552.92        0.83        0.03         38          7          1        651     5.0       7
OTD404    651319.0    4765285.5     548.21        0.84        0.03         12          7          1        656     5.0       7
OTD404    651317.7    4765286.5     543.50        2.96        0.10         37          5          1        661     5.0       7
OTD407    651341.9    4765273.0     784.15        0.82        0.01         99         10          7        428     5.0       7
OTD407    651340.1    4765274.5     779.70        1.23        0.01        152         10          7        433     5.0       7
OTD407    651331.1    4765280.0     758.31        0.82        0.01         38          6          7        457     5.0       7
OTD407    651329.3    4765281.5     753.85        0.96        0.01         30          6          7        462     5.0       7
OTD407    651327.4    4765282.5     749.40        0.71        0.01        117          6          7        467     5.0       7
OTD407    651325.6    4765284.0     744.94        0.75        0.02         74          6          7        472     5.0       7
OTD407    651323.8    4765285.5     740.48        0.75        0.02         43          6          7        477     5.0       7
OTD407    651320.2    4765288.0     731.57        0.73        0.02         47          6          7        487     5.0       7
OTD407    651318.4    4765289.5     727.11        0.65        0.02         42          6          7        492     5.0       7
OTD407    651316.6    4765291.0     722.65        0.68        0.02         68          6          7        497     5.0       7
OTD407    651314.8    4765292.5     718.19        0.92        0.02         90          6          7        502     5.0       7
OTD407    651313.6    4765293.5     715.06        0.95        0.01         52          6          7        504     2.0       7
OTD407    651312.3    4765294.5     711.94        1.07        0.02         34          4          7        509     5.0       7
OTD407    651310.6    4765296.0     707.48        1.01        0.01         25          4          7        514     5.0       7
OTD407    651308.9    4765297.0     703.02        1.14        0.01         10          4          7        519     5.0       7
OTD407    651307.1    4765298.5     698.55        1.06        0.02         15          4          7        524     5.0       7
OTD407    651305.4    4765300.0     694.09        1.32        0.04         16          4          7        529     5.0       7
OTD407    651303.6    4765301.5     689.62        1.34        0.02         13          4          7        534     5.0       7
OTD407    651301.8    4765302.5     685.16        1.27        0.03         13          4          7        539     5.0       7
OTD407    651300.1    4765304.0     680.69        1.33        0.02         41          4          7        544     5.0       7
OTD407    651298.4    4765305.5     676.22        2.02        0.03         30          4          7        549     5.0       7
OTD407    651296.6    4765307.0     671.75        1.24        0.01         21          4          7        554     5.0       7
OTD407    651294.9    4765308.5     667.28        1.29        0.02         27          4          7        559     5.0       7
OTD407    651293.1    4765310.0     662.80        1.12        0.01         21          4          7        564     5.0       7
OTD407    651291.4    4765311.5     658.33        1.35        0.01         32          4          7        569     5.0       7
OTD407    651289.7    4765312.5     653.86        1.21        0.01         33          4          7        574     5.0       7
OTD407    651287.9    4765314.5     649.38        1.26        0.02         18          4          7        579     5.0       7
OTD407    651286.2    4765316.0     644.90        1.39        0.01         28          4          7        584     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD407    651284.5    4765317.0     640.41        1.51        0.03         33          4          7        589     5.0       7
OTD407    651282.8    4765318.5     635.93        1.44        0.03         58          4          7        594     5.0       7
OTD407    651281.1    4765320.0     631.45        1.36        0.02         46          4          7        599     5.0       7
OTD407    651279.4    4765321.0     626.96        1.57        0.06         37          4          7        604     5.0       7
OTD407    651277.7    4765322.5     622.46        0.67        0.04         30          4          7        609     5.0       7
OTD407    651274.3    4765325.5     613.48        1.70        0.05         50          4          7        619     5.0       7
OTD407    651272.6    4765326.5     608.98        1.60        0.04         44          4          7        624     5.0       7
OTD407    651270.9    4765328.0     604.48        0.84        0.02        107          6          7        629     5.0       7
OTD407    651269.2    4765329.5     599.98        0.74        0.01        133          6          7        634     5.0       7
OTD407    651267.5    4765331.0     595.48        0.69        0.01         73          6          7        639     5.0       7
OTD407    651265.8    4765332.0     590.98        0.93        0.01        102          6          7        644     5.0       7
OTD407    651264.2    4765333.5     586.47        0.99        0.01        233          6          7        649     5.0       7
OTD407    651262.5    4765335.0     581.97        0.65        0.03        157          6          7        654     5.0       7
OTD407    651261.0    4765336.0     577.91        0.69        0.02        368          6          7        658     4.0       7
OTD407    651246.3    4765348.0     537.75        0.74        0.05        160         10          7        703     5.0       7
OTD407    651241.2    4765352.5     523.28        0.86        0.01        156          6          7        719     5.0       7
OTD407    651239.6    4765353.5     518.76        0.94        0.01         87          6          7        724     5.0       7
OTD407    651238.4    4765354.5     515.59        0.94        0.01         89          6          7        726     2.0       7
OTD407    651237.3    4765355.5     512.43        0.77        0.01        145         10          7        731     5.0       7
OTD410    651259.1    4765218.0     751.75        0.88        0.02         44          6          7        481     5.0       7
OTD410    651257.4    4765219.5     747.43        1.16        0.03         29          6          7        486     5.0       7
OTD410    651255.7    4765221.5     743.10        1.06        0.01         11          6          7        491     5.0       7
OTD410    651254.0    4765223.0     738.77        0.98        0.02          5          6          7        496     5.0       7
OTD410    651252.3    4765225.5     734.44        1.26        0.02         12          6          7        501     5.0       7
OTD410    651250.6    4765227.0     730.09        0.87        0.02         18          6          7        506     5.0       7
OTD410    651248.8    4765229.0     725.75        0.94        0.01         23          6          7        511     5.0       7
OTD410    651247.1    4765230.5     721.41        0.95        0.03         26          6          7        516     5.0       7
OTD410    651243.7    4765234.0     712.73        0.94        0.03         19          6          7        526     5.0       7
OTD410    651242.5    4765235.5     709.69        1.02        0.03         50          6          7        528     2.0       7
OTD410    651241.3    4765236.5     706.66        0.71        0.05        137          4          7        533     5.0       7
OTD410    651239.7    4765238.5     702.32        0.94        0.02         62          4          7        538     5.0       7
OTD410    651238.6    4765239.5     699.29        1.13        0.02         93          4          7        540     2.0       7
OTD410    651229.6    4765250.5     675.47        0.64        0.01         37          4          7        569     5.0       7
OTD410    651228.1    4765252.0     671.13        1.42        0.02         58          4          7        574     5.0       7
OTD410    651226.5    4765254.0     666.79        1.38        0.02         49          4          7        579     5.0       7
OTD410    651224.9    4765256.0     662.45        1.26        0.04         33          4          7        584     5.0       7
OTD410    651223.4    4765258.0     658.10        1.12        0.01         31          4          7        589     5.0       7
OTD410    651221.8    4765260.0     653.74        1.05        0.01         30          4          7        594     5.0       7
OTD410    651220.3    4765261.5     649.39        1.14        0.01         37          4          7        599     5.0       7
OTD410    651218.7    4765263.5     645.03        1.04        0.01         50          4          7        604     5.0       7
OTD410    651217.1    4765265.5     640.67        1.65        0.03         60          4          7        609     5.0       7
OTD410    651215.9    4765267.0     637.17        1.37        0.02         65          4          7        612     3.0       7
OTD410    651214.7    4765268.5     633.68        1.68        0.03         63          6          7        617     5.0       7
OTD410    651213.1    4765270.5     629.31        1.20        0.01         27          6          7        622     5.0       7
OTD410    651211.6    4765272.0     624.93        0.84        0.01         19          6          7        627     5.0       7
OTD410    651210.1    4765274.0     620.56        1.04        0.01         19          6          7        632     5.0       7
OTD410    651209.1    4765275.5     617.50        0.99        0.02         21          6          7        634     2.0       7
OTD410    651187.6    4765304.5     551.15        0.61        0.05        132         10          7        711     5.0       7
OTD411    651567.3    4766221.5     648.35        1.51        0.06         17          4          7        582     5.0       7
OTD411    651565.7    4766223.0     644.05        0.75        0.01         16          4          7        587     5.0       7
OTD411    651564.0    4766225.0     639.76        1.07        0.01         18          4          7        592     5.0       7
OTD411    651562.3    4766227.0     635.47        1.45        0.03          8          4          7        597     5.0       7
OTD411    651560.6    4766229.0     631.18        1.58        0.04         10          4          7        602     5.0       7
OTD411    651559.4    4766230.5     628.19        0.87        0.02         12          4          7        604     2.0       7
OTD411    651534.3    4766261.0     564.19        0.81        0.15         34          5          1        681     5.0       7
OTD411    651532.6    4766263.5     559.99        1.74        0.08         48          5          1        686     5.0       7
OTD411    651531.0    4766265.5     555.81        1.49        0.08         35          5          1        691     5.0       7
OTD411    651529.4    4766268.0     551.64        1.50        0.12         13          5          1        696     5.0       7
OTD411    651527.8    4766270.0     547.47        1.60        0.11         22          5          1        701     5.0       7
OTD411    651525.8    4766272.5     542.46        0.61        0.03         10          7          1        707     5.0       7
OTD411    651524.1    4766275.0     538.31        0.70        0.08         34          7          1        712     5.0       7
OTD411    651522.5    4766277.0     534.17        1.04        0.04         48          7          1        717     5.0       7
OTD411    651520.9    4766279.5     530.03        1.04        0.08         29          7          1        722     5.0       7
OTD411    651519.3    4766282.0     525.88        0.79        0.06         32          7          1        727     5.0       7
OTD411    651517.8    4766284.5     521.75        1.02        0.04         25          7          1        732     5.0       7
OTD411    651516.1    4766287.0     517.63        1.22        0.15         40          7          1        737     5.0       7
OTD411    651514.4    4766289.0     513.52        0.61        0.05         30          7          1        742     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE      TO     LENGTH    ZONE
-------   --------    ---------    ---------    --------    --------    --------    ------    ---------    ------   ------    ----
OTD411    651512.8    4766291.5     509.41        0.92        0.09         85         7            1          747     5.0       7
OTD411    651511.2    4766294.0     505.29        0.61        0.05         85         7            1          752     5.0       7
OTD411    651509.6    4766296.5     501.21        1.15        0.04        104         7           14          757     5.0       7
OTD411    651506.8    4766300.5     494.28        1.02        0.09        100         7           14          764     2.0       7
OTD411A   651532.9    4766261.5     562.21        1.44        0.07         30         5            1       683.33     2.3       7
OTD411A   651531.4    4766263.5     558.01        1.80        0.10         80         5            1       688.33     5.0       7
OTD411A   651529.8    4766265.5     553.84        0.99        0.02         10         5            1       693.33     5.0       7
OTD411A   651528.1    4766268.0     549.67        1.49        0.03         13         5            1       698.33     5.0       7
OTD411A   651526.8    4766269.5     546.05        2.12        0.11         26         5            1          702     3.7       7
OTD411A   651523.6    4766274.0     538.29        0.95        0.01         78         7            1          712     5.0       7
OTD411A   651522.0    4766276.0     534.14        1.24        0.03        204         7            1          717     5.0       7
OTD411A   651520.4    4766278.5     530.00        1.03        0.04         24         7            1          722     5.0       7
OTD411A   651518.8    4766281.0     525.85        0.83        0.04         31         7            1          727     5.0       7
OTD411A   651517.3    4766283.5     521.72        0.95        0.05         40         7            1          732     5.0       7
OTD411A   651515.6    4766286.0     517.61        1.24        0.15         56         7            1          737     5.0       7
OTD411A   651509.1    4766295.5     501.19        1.03        0.06         76         7           14          757     5.0       7
OTD411A   651507.4    4766297.5     497.10        0.76        0.10         71         7           14          762     5.0       7
OTD411A   651505.9    4766300.0     493.43        0.75        0.06         61         7           14          766     4.0       7
OTD415    651435.6    4766276.0     783.94        0.97        0.03         17         6            7          402     2.0       7
OTD415    651436.4    4766275.5     780.61        1.07        0.02         16         4            7          407     5.0       7
OTD415    651437.7    4766274.5     775.87        1.31        0.05          9         4            7          412     5.0       7
OTD415    651439.0    4766273.0     771.12        1.89        0.08         16         4            7          417     5.0       7
OTD415    651440.3    4766272.0     766.37        1.48        0.09         47         4            7          422     5.0       7
OTD415    651441.6    4766271.5     761.62        1.55        0.08         36         4            7          427     5.0       7
OTD415    651444.1    4766269.0     752.13        2.23        0.07          5         4            7          437     5.0       7
OTD415    651445.3    4766268.5     747.39        1.65        0.03          9         4            7          442     5.0       7
OTD415    651446.6    4766267.5     742.65        1.61        0.05          5         4            7          447     5.0       7
OTD415    651447.8    4766267.0     737.90        1.64        0.01          5         4            7          452     5.0       7
OTD415    651449.1    4766266.0     733.16        1.85        0.05          5         4            7          457     5.0       7
OTD415    651450.3    4766265.0     728.42        2.09        0.07          5         4            7          462     5.0       7
OTD415    651451.6    4766263.5     723.68        1.19        0.04         18         4            7          467     5.0       7
OTD415    651452.8    4766262.5     718.94        1.37        0.01         17         4            7          472     5.0       7
OTD415    651454.1    4766261.5     714.21        1.70        0.01         13         4            7          477     5.0       7
OTD415    651455.3    4766261.0     709.47        1.71        0.01         15         4            7          482     5.0       7
OTD415    651456.6    4766260.0     704.73        1.78        0.01         24         4            7          487     5.0       7
OTD415    651457.8    4766259.0     700.00        1.15        0.02         24         4            7          492     5.0       7
OTD415    651459.1    4766258.0     695.27        1.19        0.04         11         4            7          497     5.0       7
OTD415    651460.3    4766256.5     690.54        0.99        0.03          9         4            7          502     5.0       7
OTD415    651461.6    4766255.5     685.81        1.20        0.02         19         5            1          507     5.0       7
OTD415    651462.9    4766254.5     681.08        1.80        0.07         63         5            1          512     5.0       7
OTD415    651464.1    4766253.5     676.35        1.49        0.03          5         5            1          517     5.0       7
OTD415    651465.4    4766252.5     671.62        1.17        0.04          5         5            1          522     5.0       7
OTD415    651466.6    4766251.5     666.90        1.37        0.03         11         5            1          527     5.0       7
OTD415    651467.8    4766250.5     662.17        1.31        0.03          9         5            1          532     5.0       7
OTD415    651469.1    4766249.0     657.44        1.27        0.03          5         5            1          537     5.0       7
OTD415    651470.3    4766248.0     652.71        1.30        0.03          5         5            1          542     5.0       7
OTD415    651471.4    4766247.0     648.46        1.34        0.01         18         5            1          546     4.0       7
OTD415    651474.9    4766244.0     634.75        1.08        0.05          7         7            1          561     5.0       7
OTD415    651476.2    4766243.0     630.02        1.04        0.04          7         7            1          566     5.0       7
OTD415    651477.4    4766242.0     625.29        0.61        0.06          5         7            1          571     5.0       7
OTD415    651478.6    4766241.5     620.56        0.77        0.03          9         7            1          576     5.0       7
OTD415    651479.8    4766240.0     615.83        1.15        0.04          7         7            1          581     5.0       7
OTD415    651481.0    4766239.0     611.10        0.77        0.02         19         7            1          586     5.0       7
OTD415    651481.9    4766238.5     607.79        0.77        0.03          5         7            1          588     2.0       7
OTD415    651482.8    4766237.5     604.48        1.40        0.05         11         5            1          593     5.0       7
OTD415    651483.9    4766236.5     599.76        1.42        0.06         13         5            1          598     5.0       7
OTD415    651485.2    4766235.5     595.03        0.65        0.03          6         5            1          603     5.0       7
OTD415    651486.4    4766234.5     590.30        1.55        0.21         72         5            1          608     5.0       7
OTD415    651487.6    4766233.0     585.57        1.03        0.21        178         5            1          613     5.0       7
OTD415    651491.4    4766229.5     570.44        0.62        0.01         71         7            1          629     5.0       7
OTD415    651492.6    4766228.5     565.71        1.76        0.07        195         7            1          634     5.0       7
OTD415    651493.8    4766227.0     560.98        1.73        0.09         73         7            1          639     5.0       7
OTD415    651494.9    4766226.0     556.25        0.67        0.05         47         7            1          644     5.0       7
OTD415    651504.3    4766217.0     518.42        0.70        0.12         87         7            1          684     5.0       7
OTD415    651505.4    4766216.0     513.69        0.93        0.06        113         7            1          689     5.0       7
OTD415    651506.5    4766214.5     509.20        1.41        0.07        132         7            1        693.5     4.5       7
OTD418    651342.9    4766232.5     659.89        0.73        0.05         18         6            7          512     4.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD418    651343.4    4766232.0     655.43        1.28        0.11         22          4           7       517     5.0       7
OTD418    651343.9    4766231.5     650.48        1.11        0.10         16          4           7       522     5.0       7
OTD418    651344.4    4766231.0     645.54        0.81        0.06         24          5           1       527     5.0       7
OTD418    651344.9    4766230.5     640.59        0.98        0.04         33          5           1       532     5.0       7
OTD418    651345.4    4766230.0     635.64        1.32        0.02         51          5           1       537     5.0       7
OTD418    651345.9    4766229.5     630.69        0.80        0.04         51          5           1       542     5.0       7
OTD418    651346.4    4766229.0     625.75        1.31        0.04         53          5           1       547     5.0       7
OTD418    651346.9    4766228.5     620.80        1.33        0.17         62          5           1       552     5.0       7
OTD418    651347.4    4766228.0     615.85        1.31        0.10        135          5           1       557     5.0       7
OTD418    651347.9    4766227.5     610.90        1.25        0.22         60          5           1       562     5.0       7
OTD418    651349.0    4766226.5     601.01        0.72        0.06         53          7           1       572     5.0       7
OTD418    651349.5    4766226.0     596.06        0.84        0.03         54          7           1       577     5.0       7
OTD418    651350.0    4766225.5     591.11        0.87        0.01        104          7           1       582     5.0       7
OTD418    651350.5    4766225.0     586.17        1.07        0.06         60          7          14       587     5.0       7
OTD418    651350.9    4766224.5     581.22        0.77        0.04         50          7          14       592     5.0       7
OTD418    651351.4    4766224.0     576.27        1.18        0.15         94          7          14       597     5.0       7
OTD418    651351.9    4766223.5     571.32        1.06        0.17         74          7          14       602     5.0       7
OTD418    651352.3    4766223.0     566.37        1.04        0.05         76          7          14       607     5.0       7
OTD418    651352.8    4766222.5     561.42        0.87        0.07         85          7          14       612     5.0       7
OTD418    651353.3    4766222.0     556.47        0.98        0.08         89          7          14       617     5.0       7
OTD418    651353.7    4766221.5     551.52        0.89        0.11        162          7          14       622     5.0       7
OTD418    651354.1    4766221.0     546.57        0.84        0.06        134          7          14       627     5.0       7
OTD418    651354.6    4766220.5     541.62        1.05        0.08        159          7          14       632     5.0       7
OTD418    651355.0    4766220.0     536.67        0.69        0.07        132          7          14       637     5.0       7
OTD418    651355.4    4766219.5     532.71        1.03        0.15        180          7          14       640     3.0       7
OTD418    651355.7    4766219.0     528.74        0.96        0.10        126         10          14       645     5.0       7
OTD418    651356.1    4766218.5     523.79        0.94        0.05         63         10          14       650     5.0       7
OTD418    651356.5    4766218.0     518.84        0.72        0.05        112         10          14       655     5.0       7
OTD418    651356.9    4766217.5     513.89        0.71        0.03        114         10          14       660     5.0       7
OTD420    651565.8    4766189.0     694.44        1.15        0.04          9          4           7       499     5.0       7
OTD420    651567.1    4766188.5     689.70        0.66        0.01          8          4           7       504     5.0       7
OTD420    651568.4    4766187.5     684.95        1.17        0.01          6          4           7       509     5.0       7
OTD420    651569.8    4766186.5     680.20        1.42        0.02         10          4           7       514     5.0       7
OTD420    651570.8    4766186.0     676.87        1.34        0.01         30          4           7       516     2.0       7
OTD420    651573.8    4766183.5     665.95        1.16        0.01          5          4           7       529     5.0       7
OTD420    651574.9    4766183.0     662.15        1.10        0.02          5          4           7       532     3.0       7
OTD420    651580.1    4766180.0     643.14        0.95        0.03         18          4           7       553     5.0       7
OTD420    651581.4    4766179.0     638.39        1.13        0.04         27          4           7       558     5.0       7
OTD420    651582.8    4766178.0     633.64        1.18        0.04         42          4           7       563     5.0       7
OTD420    651584.1    4766177.5     628.88        1.36        0.02         42          4           7       568     5.0       7
OTD420    651585.4    4766176.5     624.13        1.04        0.03         27          4           7       573     5.0       7
OTD420    651586.7    4766175.5     619.37        1.35        0.03         30          4           7       578     5.0       7
OTD420    651588.0    4766174.5     614.62        1.28        0.02         27          4           7       583     5.0       7
OTD420    651589.3    4766173.5     609.86        0.74        0.02         25          4           7       588     5.0       7
OTD420    651590.2    4766173.0     606.53        0.90        0.02         39          4           7       590     2.0       7
OTD420    651594.2    4766170.5     591.79        1.91        0.07          5          2           1       607     5.0       7
OTD420    651595.5    4766169.5     587.03        1.73        0.05          7          2           1       612     5.0       7
OTD420    651596.8    4766168.5     582.27        2.45        0.18         15          2           1       617     5.0       7
OTD420    651598.1    4766167.5     577.52        2.61        0.20         21          2           1       622     5.0       7
OTD420    651599.4    4766166.5     572.75        3.69        0.30         35          2           1       627     5.0       7
OTD420    651600.6    4766166.0     567.99        1.41        0.08         20          2           1       632     5.0       7
OTD420    651601.9    4766165.0     563.23        2.16        0.13        118          2           1       637     5.0       7
OTD420    651603.1    4766164.0     558.47        2.46        0.13         50          2           1       642     5.0       7
OTD420    651604.4    4766163.5     553.70        1.60        0.09         50          5           1       647     5.0       7
OTD420    651605.6    4766162.5     548.94        1.37        0.05         39          5           1       652     5.0       7
OTD420    651606.8    4766161.5     544.17        1.12        0.02         28          5           1       657     5.0       7
OTD420    651608.1    4766160.5     539.40        1.15        0.03         26          5           1       662     5.0       7
OTD420    651609.3    4766159.5     534.63        1.17        0.04         44          5           1       667     5.0       7
OTD420    651610.5    4766158.5     529.86        1.04        0.04         41          5           1       672     5.0       7
OTD420    651611.8    4766158.0     525.09        1.35        0.04         51          5           1       677     5.0       7
OTD420    651612.9    4766157.0     520.32        1.29        0.04         63          5           1       682     5.0       7
OTD420    651614.1    4766156.0     515.55        1.26        0.05        117          5           1       687     5.0       7
OTD420    651615.3    4766155.0     510.78        1.41        0.08         77          5           1       692     5.0       7
OTD420    651616.5    4766154.5     506.02        1.15        0.09         64          5           1       697     5.0       7
OTD420    651617.8    4766153.5     501.25        1.42        0.24        136          5           1       702     5.0       7
OTD420    651618.9    4766152.5     496.48        0.80        0.06         98          5           1       707     5.0       7
OTD420    651620.2    4766152.0     491.72        1.12        0.09         88          5           1       712     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD420    651621.4    4766150.5     486.95        0.97        0.08         61         5           1        717     5.0       7
OTD420    651622.6    4766150.0     482.19        1.27        0.08        101         5           1        722     5.0       7
OTD420    651623.8    4766149.0     477.43        1.00        0.11         56         5           1        727     5.0       7
OTD420    651624.8    4766148.0     473.62        1.09        0.52         67         5           1        730     3.0       7
OTD420    651625.8    4766147.5     469.81        0.95        0.35         65         7           1        735     5.0       7
OTD420    651627.0    4766146.5     465.05        0.88        0.04         27         7           1        740     5.0       7
OTD420    651628.2    4766145.5     460.29        0.91        0.05         44         7           1        745     5.0       7
OTD420    651629.4    4766144.5     455.53        0.63        0.03         42         7           1        750     5.0       7
OTD420    651630.6    4766143.5     450.77        0.88        0.03         54         7           1        755     5.0       7
OTD420    651631.8    4766142.5     446.01        0.90        0.04         73         7           1        760     5.0       7
OTD420    651633.0    4766141.5     441.26        0.84        0.07         57         7           1        765     5.0       7
OTD420    651635.4    4766139.5     431.74        0.76        0.34         88         7           1        775     5.0       7
OTD420    651636.3    4766138.5     427.94        0.67        0.24         85         7           1        778     3.0       7
OTD421    651492.8    4766131.5     782.51        0.90        0.07         22         6           7        409     5.0       7
OTD421    651494.3    4766130.5     777.79        1.54        0.14         36         6           7        414     5.0       7
OTD421    651495.7    4766130.0     773.07        1.37        0.03         38         6           7        419     5.0       7
OTD421    651501.1    4766127.0     755.61        0.91        0.01          5         7           1        436     2.0       7
OTD421    651502.1    4766126.5     752.31        1.62        0.15         21         5           1        441     5.0       7
OTD421    651503.5    4766125.5     747.59        1.84        0.08         27         5           1        446     5.0       7
OTD421    651504.9    4766125.0     742.87        1.04        0.04         15         5           1        451     5.0       7
OTD421    651506.4    4766124.0     738.16        1.40        0.03         14         5           1        456     5.0       7
OTD421    651507.9    4766123.0     733.44        1.28        0.04         24         5           1        461     5.0       7
OTD421    651509.3    4766122.5     728.73        1.25        0.05         23         5           1        466     5.0       7
OTD421    651510.7    4766121.5     724.02        1.33        0.06          6         5           1        471     5.0       7
OTD421    651512.1    4766120.5     719.30        1.74        0.09         11         5           1        476     5.0       7
OTD421    651513.6    4766120.0     714.59        1.44        0.06          7         5           1        481     5.0       7
OTD421    651515.1    4766119.0     709.87        1.22        0.03          7         5           1        486     5.0       7
OTD421    651516.5    4766118.0     705.16        1.12        0.05          5         5           1        491     5.0       7
OTD421    651517.9    4766117.0     700.45        1.22        0.03         15         5           1        496     5.0       7
OTD421    651519.4    4766117.0     695.73        1.55        0.06         16         5           1        501     5.0       7
OTD421    651520.9    4766116.0     691.02        1.72        0.06         10         5           1        506     5.0       7
OTD421    651522.3    4766115.0     686.31        1.64        0.06         18         5           1        511     5.0       7
OTD421    651523.8    4766114.5     681.60        1.59        0.05         38         5           1        516     5.0       7
OTD421    651525.2    4766113.5     676.89        1.33        0.05         18         5           1        521     5.0       7
OTD421    651526.6    4766112.5     672.18        1.62        0.05         18         5           1        526     5.0       7
OTD421    651528.1    4766111.5     667.46        2.18        0.05         13         5           1        531     5.0       7
OTD421    651529.5    4766111.5     662.75        2.57        0.04         16         5           1        536     5.0       7
OTD421    651530.9    4766110.5     658.04        1.27        0.05          6         5           1        541     5.0       7
OTD421    651532.4    4766109.5     653.33        1.67        0.11         11         5           1        546     5.0       7
OTD421    651533.8    4766109.0     648.62        1.75        0.11         11         5           1        551     5.0       7
OTD421    651535.3    4766108.0     643.91        1.81        0.07         39         5           1        556     5.0       7
OTD421    651536.7    4766107.0     639.20        1.17        0.06         61         5           1        561     5.0       7
OTD421    651538.1    4766106.0     634.49        1.65        0.10        139         5           1        566     5.0       7
OTD421    651539.6    4766105.5     629.78        1.38        0.09        123         5           1        571     5.0       7
OTD421    651541.0    4766105.0     625.07        1.54        0.07        115         5           1        576     5.0       7
OTD421    651542.4    4766104.0     620.36        1.14        0.07        101         5           1        581     5.0       7
OTD421    651543.8    4766102.5     615.65        1.36        0.09         51         5           1        586     5.0       7
OTD421    651545.2    4766101.5     610.93        1.17        0.10         29         5           1        591     5.0       7
OTD421    651546.6    4766100.5     606.22        1.04        0.07         54         5           1        596     5.0       7
OTD421    651547.8    4766100.0     601.51        1.20        0.05         91         5           1        601     5.0       7
OTD421    651549.1    4766099.0     596.80        1.17        0.13         78         5           1        606     5.0       7
OTD421    651550.4    4766098.0     592.09        0.73        0.05         42         5           1        611     5.0       7
OTD421    651551.8    4766097.0     587.38        0.83        0.07         26         5           1        616     5.0       7
OTD421    651553.1    4766095.5     582.66        1.16        0.07         77         5           1        621     5.0       7
OTD421    651554.4    4766094.5     577.95        1.21        0.08         75         5           1        626     5.0       7
OTD421    651555.6    4766093.5     573.23        1.23        0.10         81         5           1        631     5.0       7
OTD421    651556.9    4766092.0     568.51        1.47        0.16         78         5           1        636     5.0       7
OTD421    651558.1    4766091.0     563.79        1.19        0.31        101         5           1        641     5.0       7
OTD421    651559.3    4766090.0     559.07        1.34        0.18         76         5           1        646     5.0       7
OTD421    651560.6    4766089.0     554.34        1.20        0.05         89         5           1        651     5.0       7
OTD421    651561.8    4766088.0     549.62        1.05        0.08         62         5           1        656     5.0       7
OTD421    651562.9    4766086.5     544.89        0.99        0.10         45         5           1        661     5.0       7
OTD421    651564.1    4766085.5     540.16        0.97        0.05         79         5           1        666     5.0       7
OTD421    651565.3    4766084.5     535.43        0.96        0.03         76         5           1        671     5.0       7
OTD421    651566.3    4766083.5     531.65        1.73        0.06         82         5           1        674     3.0       7
OTD421    651567.2    4766082.5     527.86        0.91        0.05         64         7           1        679     5.0       7
OTD421    651568.4    4766081.5     523.14        0.89        0.03         53         7           1        684     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD421    651569.5    4766080.5     518.41        0.92        0.03         73          7           1       689     5.0       7
OTD421    651570.6    4766079.5     513.68        0.67        0.04         53          7           1       694     5.0       7
OTD421    651571.8    4766078.0     508.95        0.76        0.05         41          7           1       699     5.0       7
OTD421    651574.0    4766076.0     499.49        0.67        0.10         74          7           1       709     5.0       7
OTD421    651575.1    4766075.0     494.76        1.07        0.24        141          7           1       714     5.0       7
OTD421    651576.2    4766074.0     490.03        1.03        0.39        199          7           1       719     5.0       7
OTD421    651577.3    4766072.0     485.31        0.95        0.34        107          7           1       724     5.0       7
OTD421    651578.4    4766071.0     480.59        0.88        0.48        120          7          14       729     5.0       7
OTD421    651579.6    4766070.0     475.87        1.17        0.76         81          7          14       734     5.0       7
OTD421    651580.7    4766068.5     471.15        1.23        0.43        178          7          14       739     5.0       7
OTD421    651581.9    4766067.0     466.43        0.91        0.47        136          7          14       744     5.0       7
OTD421    651583.0    4766065.5     461.72        0.80        0.79         82          7          14       749     5.0       7
OTD421    651584.2    4766064.5     457.01        0.99        0.31        100          7          14       754     5.0       7
OTD421    651585.3    4766063.5     452.30        0.73        0.88        190          7          14       759     5.0       7
OTD421    651586.4    4766062.0     447.59        0.62        1.05         86          7          14       764     5.0       7
OTD421    651588.8    4766059.5     438.18        0.92        0.45        117          7          14       774     5.0       7
OTD421    651589.9    4766058.5     433.48        0.61        1.21         52          7          14       779     5.0       7
OTD421    651591.1    4766057.0     428.78        0.76        0.45        101          7          14       784     5.0       7
OTD421    651592.3    4766056.0     424.09        1.01        0.22        169          7          14       789     5.0       7
OTD421    651593.5    4766054.5     419.39        0.72        0.40        103          7          14       794     5.0       7
OTD421    651595.8    4766052.0     410.01        0.77        0.85         64          7           1       804     5.0       7
OTD421    651597.1    4766050.5     405.33        0.94        2.19        222          7           1       809     5.0       7
OTD421    651598.3    4766049.5     400.64        0.72        1.24        126          7           1       814     5.0       7
OTD421    651599.4    4766048.0     395.96        0.83        0.25        181          7           1       819     5.0       7
OTD421    651600.7    4766047.5     391.28        0.90        0.10        221          7           1       824     5.0       7
OTD421    651601.8    4766046.0     387.07        0.92        0.15        255          7           1       828     4.0       7
OTD421    651602.9    4766045.0     382.87        0.61        0.08        102         10           1       833     5.0       7
OTD421    651605.3    4766042.5     373.52        0.62        0.28        260         10           1       843     5.0       7
OTD421    651620.3    4766026.0     317.69        0.68        0.98        105         10          14       903     5.0       7
OTD423    651491.2    4765513.5     806.24        0.94        0.01         20         10           7       365     5.0       7
OTD423    651482.4    4765522.5     747.63        0.76        0.03        122         10           7       425     5.0       7
OTD423    651481.7    4765523.5     742.75        0.61        0.02         60         10           7       430     5.0       7
OTD423    651481.0    4765524.5     737.86        0.60        0.01         57         10           7       435     5.0       7
OTD423    651478.8    4765526.5     723.20        0.79        0.02        100          6           7       450     5.0       7
OTD423    651478.1    4765527.5     718.80        0.86        0.02        128          6           7       454     4.0       7
OTD423    651477.4    4765528.0     714.41        1.06        0.02         77          4           7       459     5.0       7
OTD423    651476.7    4765529.0     709.52        1.27        0.02         65          4           7       464     5.0       7
OTD423    651475.9    4765529.5     704.63        1.15        0.01         39          4           7       469     5.0       7
OTD423    651475.2    4765530.5     699.75        1.00        0.01         47          4           7       474     5.0       7
OTD423    651474.4    4765531.5     694.87        1.11        0.01         36          4           7       479     5.0       7
OTD423    651473.7    4765532.0     689.98        1.08        0.01         36          4           7       484     5.0       7
OTD423    651472.9    4765533.0     685.10        1.22        0.01         36          4           7       489     5.0       7
OTD423    651472.2    4765534.0     680.22        1.25        0.01         61          4           7       494     5.0       7
OTD423    651471.4    4765534.5     675.34        1.30        0.01        101          4           7       499     5.0       7
OTD423    651470.8    4765535.0     670.46        1.97        0.01        194          4           7       504     5.0       7
OTD423    651470.0    4765536.0     665.59        1.59        0.01        158          4           7       509     5.0       7
OTD423    651469.3    4765536.5     660.71        0.97        0.01         57          4           7       514     5.0       7
OTD423    651468.4    4765537.5     655.84        0.79        0.01        117          4           7       519     5.0       7
OTD423    651467.7    4765538.5     650.96        0.98        0.01         38          4           7       524     5.0       7
OTD423    651466.9    4765539.0     646.09        1.34        0.02         22          4           7       529     5.0       7
OTD423    651466.2    4765540.0     641.21        0.95        0.03         22          4           7       534     5.0       7
OTD423    651465.4    4765541.0     636.34        1.34        0.03         25          4           7       539     5.0       7
OTD423    651464.6    4765542.0     631.46        1.05        0.02         17          4           7       544     5.0       7
OTD423    651462.3    4765544.0     616.84        1.26        0.02         35          4           7       559     5.0       7
OTD423    651461.6    4765545.0     611.97        1.20        0.02         10          4           7       564     5.0       7
OTD423    651460.8    4765545.5     607.10        1.81        0.03         13          4           7       569     5.0       7
OTD423    651460.1    4765546.5     602.23        1.98        0.02         20          4           7       574     5.0       7
OTD423    651459.4    4765547.0     597.85        1.51        0.19         72          4           7       578     4.0       7
OTD423    651458.8    4765548.0     593.46        2.14        0.04         48          2           7       583     5.0       7
OTD423    651458.0    4765548.5     588.59        2.40        0.08         33          2           7       588     5.0       7
OTD423    651457.3    4765549.5     583.73        1.98        0.06         39          2           7       593     5.0       7
OTD423    651456.5    4765550.5     578.86        2.18        0.06         48          2           7       598     5.0       7
OTD423    651455.8    4765551.5     574.00        2.33        0.07         20          2           7       603     5.0       7
OTD423    651455.1    4765552.5     569.13        3.05        0.07         27          2           7       608     5.0       7
OTD423    651454.4    4765553.0     564.27        3.35        0.05         36          2           7       613     5.0       7
OTD423    651453.8    4765554.0     560.38        3.64        0.07         15          2           7       616     3.0       7
OTD423    651453.3    4765554.5     556.49        3.37        0.08         18          2           1       621     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD423    651452.6    4765555.5     551.63        3.70        0.12         23          2          1        626     5.0       7
OTD423    651451.9    4765556.5     546.76        4.76        0.18         10          2          1        631     5.0       7
OTD423    651451.2    4765557.5     541.90        3.76        0.24          5          2          1        636     5.0       7
OTD423    651450.4    4765558.5     537.04        3.60        0.25         29          2          1        641     5.0       7
OTD423    651449.8    4765559.5     532.18        3.10        0.27         30          2          1        646     5.0       7
OTD423    651449.0    4765560.5     527.31        3.01        0.25         41          2          1        651     5.0       7
OTD423    651448.4    4765561.5     523.43        2.52        0.12         41          2          1        654     3.0       7
OTD423    651447.9    4765562.0     519.54        1.44        0.09         23          5          1        659     5.0       7
OTD423    651447.2    4765563.0     514.67        1.37        0.07         15          5          1        664     5.0       7
OTD423    651446.6    4765564.0     509.81        1.23        0.05         18          5          1        669     5.0       7
OTD423    651445.9    4765565.0     504.95        0.85        0.03         13          5          1        674     5.0       7
OTD423    651445.2    4765566.0     500.10        1.46        0.04         40          5          1        679     5.0       7
OTD423    651444.5    4765567.0     495.24        1.76        0.04        126          5          1        684     5.0       7
OTD423    651443.8    4765568.0     490.86        1.38        0.04        140          5          1        688     4.0       7
OTD423    651443.2    4765569.0     486.49        0.98        0.02         28          7          1        693     5.0       7
OTD423    651442.5    4765570.0     481.64        0.90        0.02         39          7          1        698     5.0       7
OTD423    651441.1    4765571.5     471.92        0.80        0.01         28          7          1        708     5.0       7
OTD423    651439.0    4765574.0     457.36        0.62        0.01         38          7          1        723     5.0       7
OTD423    651438.3    4765575.0     452.50        0.86        0.03         42          7          1        728     5.0       7
OTD423    651434.8    4765580.0     428.24        0.67        0.01         54          7          1        753     5.0       7
OTD423    651433.4    4765582.0     418.53        0.63        0.01         82          7          1        763     5.0       7
OTD423    651432.1    4765584.5     408.83        0.76        0.03         48          7          1        773     5.0       7
OTD423    651429.2    4765588.0     389.43        0.69        0.02         51          7          1        793     5.0       7
OTD423    651428.5    4765589.0     384.58        0.67        0.03         88          7          1        798     5.0       7
OTD423    651427.8    4765590.0     379.74        0.65        0.02         72          7          1        803     5.0       7
OTD423    651426.4    4765592.5     370.04        0.84        0.03        137          7          1        813     5.0       7
OTD423    651425.7    4765593.5     365.19        1.10        0.04        175          7          1        818     5.0       7
OTD423    651425.0    4765594.5     360.35        0.65        0.03        117          7          1        823     5.0       7
OTD423    651424.3    4765595.5     355.51        0.78        0.05        327          7          1        828     5.0       7
OTD423    651423.8    4765596.0     352.11        0.93        0.05        160          7          1        830     2.0       7
OTD423    651421.3    4765600.0     334.19        0.60        0.02        184         10          1        850     5.0       7
OTD424    651538.5    4765591.5     671.39        0.82        0.08         63          6          7        525     5.0       7
OTD424    651537.1    4765592.5     666.70        0.69        0.04         44          6          7        530     5.0       7
OTD424    651535.6    4765593.5     662.02        0.72        0.02         40          6          7        535     5.0       7
OTD424    651534.2    4765594.5     657.33        0.68        0.02         29          6          7        540     5.0       7
OTD424    651531.4    4765596.5     647.94        0.77        0.02         25          6          7        550     5.0       7
OTD424    651530.0    4765597.0     643.25        0.88        0.01         48          7          1        555     5.0       7
OTD424    651528.6    4765598.0     638.55        0.90        0.02         43          7          1        560     5.0       7
OTD424    651527.2    4765599.0     633.85        0.68        0.02         31          7          1        565     5.0       7
OTD424    651525.8    4765600.0     629.15        0.70        0.02         40          7          1        570     5.0       7
OTD424    651524.4    4765601.0     624.45        0.90        0.02         37          7          1        575     5.0       7
OTD424    651522.9    4765602.0     619.75        0.98        0.03         49          7          1        580     5.0       7
OTD424    651520.1    4765603.5     610.34        0.68        0.02         48          7          1        590     5.0       7
OTD424    651518.8    4765604.5     605.63        0.93        0.02         45          7          1        595     5.0       7
OTD424    651517.4    4765605.5     600.92        0.88        0.02         30          7          1        600     5.0       7
OTD424    651515.9    4765606.5     596.21        0.71        0.03         26          7          1        605     5.0       7
OTD424    651514.3    4765608.0     590.56        0.94        0.02         38          5          1        611     5.0       7
OTD424    651512.9    4765609.0     585.85        1.17        0.03         31          5          1        616     5.0       7
OTD424    651511.6    4765609.5     581.14        0.83        0.03         52          5          1        621     5.0       7
OTD424    651508.7    4765611.5     571.73        1.22        0.02         16          5          1        631     5.0       7
OTD424    651507.3    4765612.5     567.03        1.21        0.03         22          5          1        636     5.0       7
OTD424    651505.9    4765613.5     562.33        0.81        0.04         18          5          1        641     5.0       7
OTD424    651504.4    4765614.5     557.64        0.98        0.03         18          5          1        646     5.0       7
OTD424    651503.0    4765615.0     552.94        1.19        0.03         17          5          1        651     5.0       7
OTD424    651501.6    4765616.0     548.25        1.11        0.04         19          5          1        656     5.0       7
OTD424    651500.1    4765617.0     543.56        1.17        0.04         28          5          1        661     5.0       7
OTD424    651498.6    4765618.0     538.87        1.16        0.11         27          5          1        666     5.0       7
OTD424    651495.8    4765620.0     529.50        0.61        0.09         27          5          1        676     5.0       7
OTD424    651492.8    4765622.0     520.12        0.65        0.10          6          5          1        686     5.0       7
OTD424    651491.4    4765623.0     515.44        2.23        0.11         11          5          1        691     5.0       7
OTD424    651490.0    4765624.0     510.75        1.68        0.09          5          5          1        696     5.0       7
OTD424    651488.6    4765625.0     506.06        1.81        0.14          7          5          1        701     5.0       7
OTD424    651486.9    4765626.5     500.44        2.79        0.35          5          2          1        707     5.0       7
OTD424    651485.6    4765627.5     495.75        2.99        0.35          8          2          1        712     5.0       7
OTD424    651484.2    4765628.5     491.06        1.61        0.17         14          2          1        717     5.0       7
OTD424    651482.8    4765630.0     486.38        0.96        0.16         17          2          1        722     5.0       7
OTD424    651481.3    4765631.0     481.70        4.59        0.35         12          2          1        727     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD424    651480.2    4765631.5     477.95        3.14        0.25         11          2          1        730     3.0       7
OTD424    651479.5    4765632.0     475.61        3.05        0.28         52          5          1        732     2.0       7
OTD424    651477.0    4765633.5     467.66        0.71        0.04         72          7          1        742     5.0       7
OTD424    651475.6    4765634.5     462.99        0.83        0.07         67          7          1        747     5.0       7
OTD424    651474.1    4765635.5     458.31        0.82        0.02         52          7          1        752     5.0       7
OTD424    651454.7    4765648.0     398.70        0.60        0.02         60          7          1        816     5.0       7
OTD424    651451.6    4765650.0     389.42        0.74        0.02        110          7          1        826     5.0       7
OTD424    651450.1    4765651.0     384.79        0.81        0.02        291          7          1        831     5.0       7
OTD424    651445.3    4765655.0     369.95        0.60        0.02         88         10          1        847     5.0       7
OTD424    651443.8    4765655.5     365.32        0.90        0.04        152         10          1        852     5.0       7
OTD424    651442.3    4765657.0     360.69        0.72        0.03        103         10          1        857     5.0       7
OTD424    651439.4    4765659.5     351.43        0.85        0.04        113         10          1        867     5.0       7
OTD426    651129.1    4766092.0     818.08        0.95        0.18        176          6          7        419     5.0       7
OTD426    651125.5    4766086.5     810.28        0.85        0.09        196          6          7        429     5.0       7
OTD426    651123.8    4766084.0     806.39        1.39        0.18        112          6          7        434     5.0       7
OTD426    651122.0    4766081.5     802.51        0.67        0.08         98          6          7        439     5.0       7
OTD426    651112.9    4766068.0     783.20        0.94        0.05        131          6          7        464     5.0       7
OTD426    651111.1    4766065.5     779.36        0.86        0.05         91          6          7        469     5.0       7
OTD426    651109.2    4766062.5     775.54        1.03        0.08        179          6          7        474     5.0       7
OTD426    651103.4    4766054.5     764.09        0.99        0.11        126          6          7        489     5.0       7
OTD426    651064.5    4766003.5     692.57        0.66        0.09          7         10          7        585     5.0       7
OTD426    651060.3    4765998.0     685.33        0.74        0.11         20         10          7        595     5.0       7
OTD426    651058.1    4765995.5     681.71        0.64        0.10         14         10          7        600     5.0       7
OTD426    651053.8    4765990.5     674.51        1.04        0.21         14         10          7        610     5.0       7
OTD426    651047.2    4765982.0     663.76        1.10        0.18         21         10          7        625     5.0       7
OTD426    651022.6    4765952.5     625.72        1.62        0.55         24          7          1        679     5.0       7
OTD426    651020.3    4765950.0     622.24        2.00        0.72         24          7          1        684     5.0       7
OTD426    651017.9    4765947.0     618.78        1.86        0.54         35          7          1        689     5.0       7
OTD426    651015.6    4765944.5     615.32        1.17        0.31         86          7          1        694     5.0       7
OTD426    651013.3    4765941.5     611.86        1.10        0.24        116          7          1        699     5.0       7
OTD426    651011.3    4765939.0     609.09        0.94        0.24         54          7          1        702     3.0       7
OTD442    651358.0    4765606.5     959.37        0.86        0.02         65          6          7        221     5.0       7
OTD442    651356.2    4765608.0     953.84        1.12        0.01         89          4          7        227     5.0       7
OTD442    651354.6    4765609.0     949.22        1.29        0.01         87          4          7        232     5.0       7
OTD442    651353.1    4765610.5     944.61        1.17        0.01         87          4          7        237     5.0       7
OTD442    651351.6    4765611.5     940.01        0.98        0.01         74          4          7        242     5.0       7
OTD442    651350.0    4765612.5     935.41        1.39        0.01         69          4          7        247     5.0       7
OTD442    651348.5    4765614.0     930.80        1.42        0.01         33          4          7        252     5.0       7
OTD442    651346.9    4765615.0     926.21        1.39        0.04         49          4          7        257     5.0       7
OTD442    651345.4    4765616.0     921.61        1.44        0.03         43          4          7        262     5.0       7
OTD442    651343.8    4765617.5     917.02        1.41        0.03         32          4          7        267     5.0       7
OTD442    651342.3    4765619.0     912.42        1.32        0.03         35          4          7        272     5.0       7
OTD442    651340.6    4765620.5     907.84        1.46        0.03         52          4          7        277     5.0       7
OTD442    651339.1    4765621.5     903.26        1.64        0.03         45          4          7        282     5.0       7
OTD442    651337.4    4765622.5     898.67        1.98        0.02         42          4          7        287     5.0       7
OTD442    651335.9    4765624.0     894.09        1.58        0.04         25          4          7        292     5.0       7
OTD442    651334.3    4765625.0     889.51        1.42        0.07         26          4          7        297     5.0       7
OTD442    651332.7    4765626.5     884.93        1.76        0.04         33          4          7        302     5.0       7
OTD442    651331.1    4765627.5     880.36        1.46        0.06         24          4          7        307     5.0       7
OTD442    651329.5    4765629.0     875.78        1.74        0.04         13          4          7        312     5.0       7
OTD442    651327.9    4765630.0     871.21        1.83        0.02         23          4          7        317     5.0       7
OTD442    651326.4    4765631.0     866.63        1.73        0.05         20          4          7        322     5.0       7
OTD442    651324.8    4765632.5     862.07        1.12        0.10         21          4          7        327     5.0       7
OTD442    651323.2    4765633.5     857.50        1.58        0.04         23          4          7        332     5.0       7
OTD442    651321.6    4765635.0     852.93        1.50        0.05         19          4          7        337     5.0       7
OTD442    651320.0    4765636.5     848.36        1.58        0.05         37          4          7        342     5.0       7
OTD442    651318.4    4765637.5     843.80        1.98        0.05         11          4          7        347     5.0       7
OTD442    651316.8    4765639.0     839.23        1.29        0.04         22          4          7        352     5.0       7
OTD442    651315.3    4765640.5     834.66        1.33        0.05         23          4          7        357     5.0       7
OTD442    651313.6    4765641.5     830.09        1.13        0.07         19          4          7        362     5.0       7
OTD442    651312.1    4765643.0     825.53        1.37        0.06         16          4          7        367     5.0       7
OTD442    651310.4    4765644.0     820.96        1.64        0.07          8          4          7        372     5.0       7
OTD442    651308.8    4765645.5     816.40        1.50        0.03          5          4          7        377     5.0       7
OTD442    651307.2    4765646.5     811.83        1.67        0.04         11          4          7        382     5.0       7
OTD442    651305.6    4765648.0     807.25        1.95        0.05         14          4          7        387     5.0       7
OTD442    651304.1    4765649.0     802.68        1.42        0.05          6          4          7        392     5.0       7
OTD442    651302.4    4765650.5     798.11        1.51        0.04         17          4          7        397     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD442    651300.8    4765651.0     793.54        1.44        0.04         20          4          7        402     5.0       7
OTD442    651299.3    4765652.5     788.97        1.55        0.06         22          4          7        407     5.0       7
OTD442    651297.7    4765653.5     784.39        1.40        0.06         20          4          7        412     5.0       7
OTD442    651296.2    4765655.0     779.82        1.21        0.03         15          4          7        417     5.0       7
OTD442    651294.6    4765656.5     775.25        1.07        0.03         10          4          7        422     5.0       7
OTD442    651293.1    4765657.5     770.67        1.39        0.03         26          4          7        427     5.0       7
OTD442    651291.5    4765659.0     766.10        1.61        0.03         12          4          7        432     5.0       7
OTD442    651289.9    4765660.0     761.53        1.69        0.04         67          4          7        437     5.0       7
OTD442    651288.4    4765661.5     756.96        1.70        0.04         71          4          7        442     5.0       7
OTD442    651286.8    4765662.5     752.39        1.50        0.04         66          4          7        447     5.0       7
OTD442    651285.1    4765664.0     747.82        1.27        0.03         45          4          7        452     5.0       7
OTD442    651283.6    4765665.5     743.26        0.68        0.04         24          4          7        457     5.0       7
OTD442    651282.0    4765666.5     738.69        1.33        0.04        102          4          7        462     5.0       7
OTD442    651277.3    4765670.5     724.99        1.25        0.04         60          4          7        477     5.0       7
OTD442    651275.7    4765671.5     720.43        1.43        0.03         82          4          7        482     5.0       7
OTD442    651274.1    4765672.5     715.87        2.20        0.11         59          4          7        487     5.0       7
OTD442    651272.6    4765674.0     711.30        1.36        0.03         76          4          7        492     5.0       7
OTD442    651271.0    4765675.0     706.74        1.62        0.02         70          4          7        497     5.0       7
OTD442    651269.4    4765676.5     702.18        1.41        0.05         64          4          7        502     5.0       7
OTD442    651267.8    4765677.5     697.62        1.71        0.07         48          4          7        507     5.0       7
OTD442    651266.3    4765679.0     693.06        1.77        0.07         80          4          7        512     5.0       7
OTD442    651264.7    4765680.0     688.50        1.78        0.07         74          4          7        517     5.0       7
OTD442    651263.1    4765681.5     683.94        2.51        0.07         73          4          7        522     5.0       7
OTD442    651261.6    4765683.5     679.37        0.96        0.04         50          4          7        527     5.0       7
OTD442    651260.0    4765684.5     674.81        1.41        0.06         90          4          7        532     5.0       7
OTD442    651258.4    4765686.0     670.25        1.32        0.07         45          4          7        537     5.0       7
OTD442    651256.9    4765687.0     665.69        1.57        0.07        171          4          7        542     5.0       7
OTD442    651255.3    4765688.5     661.13        1.45        0.05         78          4          7        547     5.0       7
OTD442    651253.8    4765690.0     656.58        1.06        0.06         53          4          7        552     5.0       7
OTD442    651252.2    4765691.0     652.02        0.90        0.05         82          4          7        557     5.0       7
OTD442    651250.6    4765692.5     647.46        1.49        0.06         87          4          7        562     5.0       7
OTD442    651249.1    4765694.0     642.90        1.21        0.05        110          4          7        567     5.0       7
OTD442    651247.6    4765695.0     638.34        1.34        0.07        106          4          7        572     5.0       7
OTD442    651246.1    4765696.5     634.24        1.44        0.10        103          4          7        576     4.0       7
OTD442    651244.9    4765697.5     630.60        0.66        0.10         80          6          7        580     4.0       7
OTD442    651243.5    4765699.0     626.50        0.79        0.08         54          7          1        585     5.0       7
OTD442    651241.9    4765700.5     621.95        0.77        0.08         59          7          1        590     5.0       7
OTD442    651240.3    4765701.5     617.40        0.87        0.07        131          7          1        595     5.0       7
OTD442    651238.8    4765703.0     612.85        0.69        0.06         95          7          1        600     5.0       7
OTD442    651237.7    4765704.0     609.66        0.65        0.05        125          7          1        602     2.0       7
OTD442    651231.8    4765709.5     592.84        0.68        0.04         72         10          1        622     5.0       7
OTD442    651225.4    4765714.5     574.68        0.70        0.07         48         10          1        642     5.0       7
OTD443    651407.1    4766178.0     762.85        1.09        0.06          5          4          7        405     5.0       7
OTD443    651407.4    4766178.0     757.87        1.33        0.10         12          4          7        410     5.0       7
OTD443    651407.8    4766178.0     752.88        1.47        0.11          5          4          7        415     5.0       7
OTD443    651408.1    4766177.5     747.90        1.62        0.10          7          4          7        420     5.0       7
OTD443    651408.6    4766177.5     742.91        1.43        0.07         15          4          7        425     5.0       7
OTD443    651408.9    4766177.5     737.93        1.48        0.07          5          4          7        430     5.0       7
OTD443    651409.3    4766177.0     732.95        1.27        0.06          9          4          7        435     5.0       7
OTD443    651409.6    4766177.0     727.96        1.16        0.06          8          4          7        440     5.0       7
OTD443    651410.4    4766176.5     717.99        1.32        0.03         15          4          7        450     5.0       7
OTD443    651411.1    4766177.0     707.03        0.90        0.04          9          5          1        461     5.0       7
OTD443    651411.5    4766176.5     702.04        1.00        0.05         11          5          1        466     5.0       7
OTD443    651411.8    4766176.5     697.06        1.65        0.08         11          5          1        471     5.0       7
OTD443    651412.2    4766176.5     692.08        0.65        0.03          5          5          1        476     5.0       7
OTD443    651412.9    4766176.0     682.11        0.64        0.04          5          5          1        486     5.0       7
OTD443    651413.3    4766176.0     677.13        0.85        0.15         33          5          1        491     5.0       7
OTD443    651413.7    4766175.5     672.14        1.38        0.09         18          5          1        496     5.0       7
OTD443    651414.0    4766175.5     667.16        1.39        0.05         19          5          1        501     5.0       7
OTD443    651414.4    4766175.5     662.17        1.37        0.10         20          5          1        506     5.0       7
OTD443    651414.8    4766175.0     657.19        0.92        0.13         23          5          1        511     5.0       7
OTD443    651415.1    4766175.0     652.21        1.10        0.28         26          5          1        516     5.0       7
OTD443    651415.5    4766175.0     647.22        1.02        0.09         34          5          1        521     5.0       7
OTD443    651415.9    4766175.0     642.24        1.10        0.09         32          5          1        526     5.0       7
OTD443    651416.3    4766175.0     637.26        1.26        0.07         27          5          1        531     5.0       7
OTD443    651416.7    4766174.5     631.28        0.79        0.06         79          7          1        537     5.0       7
OTD443    651417.1    4766174.0     626.29        0.87        0.07         73          7          1        542     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD443    651417.4    4766174.0      621.31       0.98        0.05         34          7           1       547     5.0       7
OTD443    651417.8    4766174.0      616.33       1.31        0.08        111          7           1       552     5.0       7
OTD443    651418.2    4766174.0      611.35       1.47        0.07        150          7           1       557     5.0       7
OTD443    651418.6    4766173.5      606.36       1.25        0.08        127          7           1       562     5.0       7
OTD443    651418.9    4766173.5      601.38       1.13        0.05         50          7           1       567     5.0       7
OTD443    651419.3    4766173.0      596.40       0.94        0.05         91          7           1       572     5.0       7
OTD443    651419.7    4766173.0      591.42       1.11        0.13         45          7           1       577     5.0       7
OTD443    651420.1    4766173.0      586.44       0.79        0.11         54          7           1       582     5.0       7
OTD443    651420.4    4766172.0      581.45       1.06        0.04         36          7           1       587     5.0       7
OTD443    651420.8    4766172.0      576.47       1.23        0.06         67          7           1       592     5.0       7
OTD443    651421.1    4766172.0      572.99       1.20        0.06         23          7           1       594     2.0       7
OTD443    651421.3    4766171.5      570.00       1.30        0.07         33          5           1       598     4.0       7
OTD443    651421.7    4766171.5      565.52       1.05        0.05         50          7           1       603     5.0       7
OTD443    651422.1    4766171.5      560.53       0.95        0.07         84          7           1       608     5.0       7
OTD443    651422.4    4766171.0      555.55       0.88        0.06         84          7           1       613     5.0       7
OTD443    651422.9    4766171.0      550.57       0.66        0.03         40          7           1       618     5.0       7
OTD443    651423.3    4766171.0      545.59       0.69        0.02         50          7           1       623     5.0       7
OTD443    651423.6    4766170.5      540.61       1.07        0.04        116          7           1       628     5.0       7
OTD443    651424.0    4766170.5      535.63       0.95        0.04        132          7           1       633     5.0       7
OTD443    651424.4    4766170.0      530.65       1.05        0.03         59          7           1       638     5.0       7
OTD443    651424.8    4766170.0      525.67       0.93        0.06        100          7           1       643     5.0       7
OTD443    651425.2    4766169.5      520.69       1.12        0.06         82          7           1       648     5.0       7
OTD443    651425.6    4766169.5      515.71       0.83        0.03        123          7           1       653     5.0       7
OTD443    651426.0    4766169.0      510.73       0.95        0.07        139          7           1       658     5.0       7
OTD443    651426.4    4766169.0      505.75       1.10        0.05        170          7           1       663     5.0       7
OTD443    651426.8    4766169.0      500.77       0.93        0.03        128          7           1       668     5.0       7
OTD443    651427.2    4766168.0      495.79       1.51        0.09        235          7           1       673     5.0       7
OTD443    651427.6    4766168.0      490.81       1.54        0.08        293          7           1       678     5.0       7
OTD443    651428.0    4766168.0      485.83       1.25        0.06        347          7           1       683     5.0       7
OTD443    651428.4    4766168.0      480.85       1.24        0.05        289          7           1       688     5.0       7
OTD443    651428.8    4766168.0      475.87       1.31        0.05        305          7           1       693     5.0       7
OTD443    651429.2    4766168.0      470.89       1.34        0.10        243          7           1       698     5.0       7
OTD443    651429.6    4766168.0      465.91       1.38        0.09        388          7           1       703     5.0       7
OTD443    651430.0    4766167.5      460.93       2.50        0.29        618          7           1       708     5.0       7
OTD443    651430.4    4766167.5      455.95       2.04        0.12        400          7           1       713     5.0       7
OTD443    651430.8    4766167.0      450.97       1.50        0.08        104          7           1       718     5.0       7
OTD445    650745.1    4765965.5     1037.52       0.64        0.01          5         10           7       160     5.0       7
OTD445    650756.3    4765965.5     1020.92       0.72        0.02         11         10           7       180     5.0       7
OTD445    650759.1    4765965.5     1016.77       0.64        0.02          5         10           7       185     5.0       7
OTD445    650761.8    4765965.5     1012.61       1.03        0.03          5         10           7       190     5.0       7
OTD445    650772.9    4765965.5      995.97       0.75        0.05        216         10           7       210     5.0       7
OTD445    650789.5    4765965.5      970.94       0.68        0.03          9         10           7       240     5.0       7
OTD445    650797.6    4765965.5      958.39       0.62        0.02         18         10           7       255     5.0       7
OTD445    650822.1    4765965.5      920.57       0.63        0.05         20         10           7       300     5.0       7
OTD445    650824.8    4765965.5      916.35       0.61        0.07         16         10           7       305     5.0       7
OTD445    650965.3    4765960.5      687.02       0.64        0.17         18         10           1       574     5.0       7
OTD445    650976.2    4765959.5      669.10       0.71        0.33         30          7          14       595     5.0       7
OTD445    650978.8    4765959.5      664.83       0.82        0.24         24          7          14       600     5.0       7
OTD445    650981.4    4765959.0      660.56       0.72        0.17         45          7          14       605     5.0       7
OTD445    650983.9    4765959.0      656.29       0.92        0.27         21          7          14       610     5.0       7
OTD445    650986.6    4765958.5      652.02       1.10        0.27         64          7          14       615     5.0       7
OTD445    650989.1    4765958.5      647.76       0.79        0.13        126          7          14       620     5.0       7
OTD445    650990.9    4765958.0      644.77       1.05        0.21         59          7          14       622     2.0       7
OTD445    651004.1    4765956.5      623.00       0.91        0.14        128          7           1       649     5.0       7
OTD445    651006.7    4765956.5      618.73       0.87        0.16         71          7           1       654     5.0       7
OTD445    651009.3    4765956.0      614.46       1.27        0.57         89          7           1       659     5.0       7
OTD445    651017.1    4765955.0      601.66       1.08        0.22         47          7           1       674     5.0       7
OTD445    651019.6    4765954.5      597.39       0.93        0.19        120          7           1       679     5.0       7
OTD445    651022.2    4765954.5      593.12       1.08        0.33         54          7           1       684     5.0       7
OTD445    651024.8    4765954.0      588.85       1.70        0.44         53          7           1       689     5.0       7
OTD445    651027.3    4765953.5      584.59       1.58        0.42         64          7           1       694     5.0       7
OTD445    651029.9    4765953.5      580.32       1.71        0.58         29          7           1       699     5.0       7
OTD445    651032.5    4765953.0      576.05       1.24        0.19         27          7           1       704     5.0       7
OTD445    651035.1    4765952.5      571.78       1.40        0.26         38          7           1       709     5.0       7
OTD445    651037.7    4765952.5      567.52       0.76        0.17         39          7           1       714     5.0       7
OTD445    651039.5    4765952.0      564.53       0.78        0.15         83          7           1       716     2.0       7
OTD445    651059.4    4765949.0      531.73       0.75        0.13         89         10           1       756     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD445    651062.1    4765948.5      527.48       0.79        0.33         84         10          1        761     5.0       7
OTD448    651264.6    4765542.0     1020.37       0.88        0.03         23          6          7        153     5.0       7
OTD448    651260.4    4765545.0     1006.30       0.69        0.04         87          6          7        168     5.0       7
OTD448    651256.1    4765548.0      992.23       1.00        0.04         22          6          7        183     5.0       7
OTD448    651254.8    4765549.0      987.54       0.64        0.03         84          6          7        188     5.0       7
OTD448    651253.3    4765550.0      982.85       0.70        0.03         37          6          7        193     5.0       7
OTD448    651251.9    4765551.0      978.16       0.60        0.03         26          6          7        198     5.0       7
OTD448    651250.6    4765552.0      973.47       0.81        0.03         25          6          7        203     5.0       7
OTD448    651243.6    4765557.0      950.01       0.84        0.03         26          6          7        228     5.0       7
OTD448    651240.8    4765559.0      940.62       0.98        0.03         56          6          7        238     5.0       7
OTD448    651239.4    4765560.0      935.92       0.86        0.03         32          6          7        243     5.0       7
OTD448    651238.1    4765561.0      931.23       1.04        0.02        101          6          7        248     5.0       7
OTD448    651236.6    4765562.5      926.53       0.67        0.19         73          6          7        253     5.0       7
OTD448    651235.3    4765563.5      921.84       0.89        0.04         73          6          7        258     5.0       7
OTD448    651233.9    4765564.5      917.14       0.86        0.03         50          6          7        263     5.0       7
OTD448    651232.3    4765565.5      911.50       0.99        0.03         49          4          7        269     5.0       7
OTD448    651230.9    4765566.5      906.81       1.33        0.06         47          4          7        274     5.0       7
OTD448    651229.5    4765567.5      902.11       1.06        0.07         43          4          7        279     5.0       7
OTD448    651228.1    4765568.5      897.42       0.98        0.04         67          4          7        284     5.0       7
OTD448    651226.8    4765569.5      892.73       1.25        0.04         57          4          7        289     5.0       7
OTD448    651225.4    4765570.5      888.03       1.28        0.05         94          4          7        294     5.0       7
OTD448    651224.0    4765571.5      883.34       1.16        0.07         45          4          7        299     5.0       7
OTD448    651222.6    4765572.5      878.65       1.76        0.19         56          4          7        304     5.0       7
OTD448    651221.3    4765573.5      873.96       1.01        0.05         53          4          7        309     5.0       7
OTD448    651219.9    4765575.0      869.27       1.74        0.09         81          4          7        314     5.0       7
OTD448    651218.5    4765576.0      864.58       1.09        0.05         46          4          7        319     5.0       7
OTD448    651217.4    4765577.0      860.83       1.11        0.12         42          4          7        322     3.0       7
OTD448    651216.3    4765577.5      857.09       0.78        0.04         50          6          7        327     5.0       7
OTD448    651214.9    4765579.0      852.40       0.75        0.02         24          6          7        332     5.0       7
OTD448    651213.6    4765580.0      847.72       1.28        0.03         25          6          7        337     5.0       7
OTD448    651212.1    4765581.0      843.03       0.83        0.04         35          6          7        342     5.0       7
OTD448    651210.8    4765582.0      838.35       0.65        0.02         27          6          7        347     5.0       7
OTD448    651209.3    4765583.0      833.67       1.20        0.04         83          6          7        352     5.0       7
OTD448    651207.9    4765584.5      828.99       0.65        0.02         29          6          7        357     5.0       7
OTD448    651206.6    4765585.0      824.31       0.63        0.02         28          6          7        362     5.0       7
OTD448    651205.2    4765586.0      819.64       0.87        0.04         67          6          7        367     5.0       7
OTD448    651203.8    4765587.5      814.96       0.83        0.04         74          6          7        372     5.0       7
OTD448    651202.4    4765588.5      810.29       0.76        0.09         94          6          7        377     5.0       7
OTD448    651199.6    4765591.0      800.94       1.03        0.08         92          6          7        387     5.0       7
OTD448    651198.1    4765592.0      796.27       0.89        0.03         73          6          7        392     5.0       7
OTD448    651196.8    4765593.0      791.60       0.77        0.02         71          6          7        397     5.0       7
OTD448    651195.3    4765594.0      786.93       0.80        0.04         92          6          7        402     5.0       7
OTD448    651193.9    4765595.0      782.27       0.77        0.04        113          6          7        407     5.0       7
OTD448    651192.4    4765596.0      777.60       1.26        0.06        148          6          7        412     5.0       7
OTD448    651191.1    4765597.5      772.94       1.50        0.07        100          6          7        417     5.0       7
OTD448    651189.7    4765598.5      768.27       0.93        0.18         92          6          7        422     5.0       7
OTD448    651188.3    4765599.5      763.60       0.69        0.01         60          6          7        427     5.0       7
OTD448    651186.9    4765600.5      758.92       0.70        0.02         62          6          7        432     5.0       7
OTD448    651185.4    4765601.5      754.25       0.86        0.03        137          6          7        437     5.0       7
OTD448    651184.1    4765602.5      749.57       0.85        0.04        356          6          7        442     5.0       7
OTD448    651182.7    4765603.5      744.89       0.62        0.02         80          6          7        447     5.0       7
OTD448    651181.3    4765604.5      740.21       0.64        0.01         81          6          7        452     5.0       7
OTD448    651179.9    4765606.0      735.53       0.62        0.03         63          6          7        457     5.0       7
OTD448    651178.6    4765607.0      730.84       1.45        0.04        100          6          7        462     5.0       7
OTD448    651175.5    4765609.5      720.53       1.03        0.05        183          7          1        473     5.0       7
OTD448    651174.2    4765610.5      715.84       0.85        0.05        135          7          1        478     5.0       7
OTD448    651172.8    4765611.5      711.16       0.64        0.05        137          7          1        483     5.0       7
OTD448    651171.5    4765613.0      706.47       1.06        0.08        215          7          1        488     5.0       7
OTD448    651170.1    4765614.0      701.79       0.90        0.06        166          7          1        493     5.0       7
OTD448    651168.8    4765615.0      697.10       0.72        0.02        154          7          1        498     5.0       7
OTD448    651166.1    4765617.5      687.73       0.64        0.08        128          7          1        508     5.0       7
OTD448    651163.4    4765619.0      678.36       0.61        0.04         90          7          1        518     5.0       7
OTD448    651156.9    4765625.0      654.95       1.02        0.08         33         10          1        543     5.0       7
OTD448    651134.4    4765647.5      571.19       0.73        0.07         65          7          1        632     4.0       7
OTD451    651305.5    4765640.5      991.31       0.95        0.04         14          6          7        181     5.0       7
OTD451    651301.1    4765644.0      972.17       0.72        0.01        214          6          7        201     5.0       7
OTD451    651299.8    4765645.0      966.43       1.16        0.01         77          4          7        207     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD451    651298.8    4765646.0     961.64        1.01        0.01         40          4           7       212     5.0       7
OTD451    651297.6    4765647.0     956.86        0.81        0.01         47          4           7       217     5.0       7
OTD451    651296.6    4765648.0     952.07        1.37        0.02         45          4           7       222     5.0       7
OTD451    651295.5    4765648.5     947.28        1.38        0.02         37          4           7       227     5.0       7
OTD451    651294.4    4765649.5     942.50        1.06        0.01         46          4           7       232     5.0       7
OTD451    651293.3    4765650.5     937.73        1.04        0.01         45          4           7       237     5.0       7
OTD451    651292.3    4765651.5     932.95        1.13        0.01         24          4           7       242     5.0       7
OTD451    651291.1    4765652.5     928.17        0.99        0.01         16          4           7       247     5.0       7
OTD451    651290.1    4765654.0     923.40        0.98        0.01         10          4           7       252     5.0       7
OTD451    651289.1    4765655.0     918.63        1.58        0.02         26          4           7       257     5.0       7
OTD451    651287.9    4765656.0     913.86        1.32        0.01         51          4           7       262     5.0       7
OTD451    651287.2    4765656.5     910.52        1.07        0.02         40          4           7       264     2.0       7
OTD451    651286.4    4765657.5     907.18        1.37        0.01         97          5           1       269     5.0       7
OTD451    651285.3    4765658.0     902.41        1.14        0.01         73          5           1       274     5.0       7
OTD451    651284.3    4765659.0     897.64        1.23        0.01         80          5           1       279     5.0       7
OTD451    651283.2    4765660.0     892.87        1.42        0.02         86          5           1       284     5.0       7
OTD451    651282.2    4765662.0     888.11        1.37        0.02         70          5           1       289     5.0       7
OTD451    651281.1    4765663.0     883.34        1.45        0.02         76          5           1       294     5.0       7
OTD451    651280.1    4765664.0     878.57        1.30        0.02         58          5           1       299     5.0       7
OTD451    651279.1    4765665.0     873.80        1.11        0.01         38          5           1       304     5.0       7
OTD451    651277.9    4765666.0     869.03        1.09        0.01         34          5           1       309     5.0       7
OTD451    651276.9    4765667.0     864.26        1.34        0.02         61          5           1       314     5.0       7
OTD451    651275.9    4765668.0     859.49        1.34        0.07         43          5           1       319     5.0       7
OTD451    651274.9    4765669.5     854.73        1.67        0.11         60          5           1       324     5.0       7
OTD451    651273.9    4765671.0     849.96        1.46        0.06         41          5           1       329     5.0       7
OTD451    651272.9    4765672.0     845.19        1.53        0.04         12          5           1       334     5.0       7
OTD451    651271.8    4765673.0     840.43        1.07        0.01          7          5           1       339     5.0       7
OTD451    651270.8    4765674.0     835.66        1.42        0.04         15          5           1       344     5.0       7
OTD451    651269.8    4765675.5     830.90        1.44        0.05         25          5           1       349     5.0       7
OTD451    651268.8    4765676.0     826.14        1.26        0.02         49          5           1       354     5.0       7
OTD451    651267.8    4765677.5     821.38        1.34        0.03        148          5           1       359     5.0       7
OTD451    651266.8    4765678.5     816.62        1.23        0.02        134          5           1       364     5.0       7
OTD451    651265.8    4765680.0     811.86        1.14        0.02         29          5           1       369     5.0       7
OTD451    651264.8    4765681.0     807.11        1.64        0.02         13          5           1       374     5.0       7
OTD451    651263.8    4765682.0     802.35        1.21        0.02         12          5           1       379     5.0       7
OTD451    651262.9    4765683.5     797.59        1.27        0.07         10          5           1       384     5.0       7
OTD451    651261.9    4765684.0     792.84        0.97        0.06          5          5           1       389     5.0       7
OTD451    651260.9    4765685.5     788.08        0.87        0.01          8          5           1       394     5.0       7
OTD451    651259.9    4765686.5     783.33        1.24        0.01         15          5           1       399     5.0       7
OTD451    651258.9    4765688.0     778.57        1.35        0.02         27          5           1       404     5.0       7
OTD451    651257.9    4765689.0     773.82        1.48        0.06         40          5           1       409     5.0       7
OTD451    651256.9    4765690.5     769.07        1.88        0.10         43          5           1       414     5.0       7
OTD451    651256.0    4765691.5     764.32        1.32        0.08        125          5           1       419     5.0       7
OTD451    651255.0    4765692.5     759.57        1.26        0.06         42          5           1       424     5.0       7
OTD451    651254.0    4765694.0     754.82        1.44        0.05         36          5           1       429     5.0       7
OTD451    651253.1    4765695.0     750.08        1.67        0.08         60          5           1       434     5.0       7
OTD451    651252.1    4765696.5     745.33        1.24        0.08         31          5           1       439     5.0       7
OTD451    651251.1    4765697.5     740.59        1.12        0.05         38          5           1       444     5.0       7
OTD451    651250.4    4765698.5     737.27        1.11        0.05         19          5           1       446     2.0       7
OTD451    651249.8    4765700.0     733.94        1.01        0.04         36          7           1       451     5.0       7
OTD451    651248.8    4765701.0     729.20        0.85        0.04         55          7           1       456     5.0       7
OTD451    651247.8    4765702.5     724.47        0.95        0.06         71          7           1       461     5.0       7
OTD451    651246.8    4765703.5     719.73        1.04        0.04         87          7           1       466     5.0       7
OTD451    651245.9    4765705.0     714.99        1.11        0.04         79          7           1       471     5.0       7
OTD451    651244.9    4765706.0     710.25        1.06        0.05        116          7           1       476     5.0       7
OTD451    651242.9    4765708.5     700.77        0.68        0.04        153          7           1       486     5.0       7
OTD451    651242.0    4765710.0     696.04        0.62        0.03         77          7           1       491     5.0       7
OTD451    651241.1    4765711.0     691.30        0.72        0.04         73          7           1       496     5.0       7
OTD451    651240.2    4765712.5     686.56        0.95        0.08         81          7           1       501     5.0       7
OTD451    651239.3    4765713.5     681.83        0.88        0.03        121          7           1       506     5.0       7
OTD451    651238.4    4765714.5     677.09        1.08        0.05        104          7           1       511     5.0       7
OTD451    651237.5    4765716.0     672.36        0.80        0.10         80          7           1       516     5.0       7
OTD451    651236.6    4765717.5     667.62        0.83        0.05        110          7           1       521     5.0       7
OTD451    651234.8    4765720.5     658.16        0.63        0.05         75          7           1       531     5.0       7
OTD451    651233.9    4765722.0     653.43        1.26        0.12        100          7           1       536     5.0       7
OTD451    651220.9    4765744.5     577.78        1.55        0.15         74         10          14       616     5.0       7
OTD452    650828.3    4765987.5     980.59        0.85        0.01          5         10           7       195     5.0       7

 DHID     EASTING     NORTHING     ELEVATION    CU (wt%)    AU (g/t)    MO (ppm)    DOMAIN    ROCK CODE    TO     LENGTH    ZONE
------    --------    ---------    ---------    --------    --------    --------    ------    ---------    ---    ------    ----
OTD452    650829.6    4765986.5     975.80        0.67        0.01          9         10           7       200     5.0       7
OTD452    650830.9    4765986.5     971.01        0.67        0.02          5         10           7       205     5.0       7
OTD452    650832.1    4765986.0     966.22        0.66        0.01         31         10           7       210     5.0       7
OTD452    650839.9    4765981.5     937.49        0.90        0.04         27         10           7       240     5.0       7
OTD452    650841.2    4765981.0     932.70        1.25        0.11         14         10           7       245     5.0       7
OTD452    650842.4    4765980.0     927.91        0.91        0.08          9         10           7       250     5.0       7
OTD452    650845.0    4765978.5     918.34        0.71        0.04          7         10           7       260     5.0       7
OTD452    650850.2    4765976.0     899.18        1.02        0.06          8         10           7       280     5.0       7
OTD452    650861.4    4765970.5     856.01        0.68        0.04         36         10           7       325     5.0       7
OTD452    650863.8    4765969.5     846.40        0.78        0.04         32         10           7       335     5.0       7
OTD452    650865.0    4765968.5     841.59        1.11        0.07         71         10           7       340     5.0       7
OTD452    650895.9    4765952.5     716.25        0.61        0.06          9         10          14       470     5.0       7
OTD452    650901.8    4765950.0     692.13        0.86        0.23         18          7          14       495     5.0       7
OTD452    650903.0    4765949.0     687.31        0.84        0.39         10          7          14       500     5.0       7
OTD452    650904.2    4765948.5     682.49        0.73        0.58         10          7          14       505     5.0       7
OTD452    650905.4    4765948.0     677.66        0.72        0.54          9          7          14       510     5.0       7
OTD452    650906.6    4765947.5     672.84        1.28        1.43         11          7          14       515     5.0       7
OTD452    650907.8    4765947.0     668.02        1.11        1.23         18          7          14       520     5.0       7
OTD452    650908.9    4765946.0     663.20        0.97        0.58         23          7          14       525     5.0       7
OTD452    650915.7    4765943.0     636.20        0.78        0.06         19          7          14       553     5.0       7
OTD452    650918.0    4765941.5     626.56        0.79        0.35         25          7          14       563     5.0       7
OTD452    650919.2    4765941.0     621.74        0.73        0.26         46          7          14       568     5.0       7
OTD452    650921.6    4765940.0     612.10        0.93        0.40         38          7          14       578     5.0       7
OTD452    650922.8    4765939.5     607.28        1.09        0.65         45          7          14       583     5.0       7
OTD452    650923.9    4765938.5     602.45        1.32        0.73         38          7          14       588     5.0       7
OTD452    650925.1    4765938.0     597.63        1.05        0.44         36          7          14       593     5.0       7
OTD452    650926.3    4765937.5     592.81        0.94        0.30         44          7          14       598     5.0       7
OTD452    650927.5    4765937.0     587.99        1.14        0.30         48          7          14       603     5.0       7
OTD452    650928.8    4765936.0     583.17        0.63        0.12         61          7          14       608     5.0       7
OTD452    650931.1    4765935.0     573.53        0.81        0.20         43          7          14       618     5.0       7
OTD452    650933.5    4765934.0     563.89        0.84        0.11         70          7          14       628     5.0       7
OTD452    650934.6    4765933.5     559.55        0.65        0.08         30          7          14       632     4.0       7
OTD452    650944.8    4765927.0     517.62        0.61        0.18         38         10          14       676     5.0       7
OTD452    650945.9    4765926.5     512.80        0.72        0.12         24         10          14       681     5.0       7
OTD452    650955.3    4765921.0     474.25        0.84        0.09         31         10          14       721     5.0       7
OTD452    650965.7    4765915.5     430.87        0.62        0.09         28         10          14       766     5.0       7
OTD452    650967.9    4765914.0     421.23        0.62        0.17         27         10          14       776     5.0       7
OTD452    650970.2    4765912.5     411.59        0.69        0.20         32         10          14       786     5.0       7
OTD452    650972.4    4765911.0     401.95        0.64        0.07         31         10          14       796     5.0       7
OTD458    651766.8    4766047.0     371.05        0.81        0.06         31          6           7       801     5.0       7
OTD458    651764.6    4766049.0     352.80        0.99        0.03         87          6           7       818     2.0       7
OTD458    651764.3    4766049.5     349.35        0.64        0.06         25          7           1       823     5.0       7
OTD458    651763.7    4766050.0     344.41        0.89        0.10         30          7           1       828     5.0       7
OTD458    651763.3    4766050.5     340.96        0.74        0.08          5          7           1       830     2.0       7
OTD458    651756.9    4766057.5     282.25        0.64        0.01         34         10           1       891     5.0       7
OTD458    651756.3    4766058.0     277.31        0.65        0.03         34         10           1       896     5.0       7
OTD458    651751.6    4766064.0     232.90        0.81        0.03         74         10          14       941     5.0       7
OTD458    651751.1    4766064.5     227.96        0.70        0.03         50         10          14       946     5.0       7
OTD458    651748.9    4766067.0     208.22        0.81        0.03        150         10          14       966     5.0       7
OTD458A   651755.0    4766053.0     630.75        1.24        0.03         53          4           7       549     5.0       7
OTD458A   651754.1    4766053.5     625.90        1.66        0.02         41          4           7       554     5.0       7
OTD458A   651753.1    4766054.5     621.05        0.73        0.02         49          4           7       559     5.0       7
OTD458A   651752.2    4766055.5     616.20        0.62        0.01         19          4           7       564     5.0       7
OTD458A   651751.6    4766056.0     612.80        0.63        0.02          5          4           7       566     2.0       7
OTD458A   651750.9    4766056.5     609.40        1.77        0.06          5          5           1       571     5.0       7
OTD458A   651750.0    4766057.5     604.55        1.40        0.04         10          5           1       576     5.0       7
OTD458A   651749.1    4766058.0     599.70        1.31        0.03         16          5           1       581     5.0       7
OTD458A   651748.2    4766059.0     594.85        0.84        0.03          7          5           1       586     5.0       7
OTD458A   651747.3    4766059.5     589.99        1.52        0.06         20          5           1       591     5.0       7
OTD458A   651746.4    4766060.5     585.14        0.90        0.04         11          5           1       596     5.0       7
OTD458A   651745.5    4766061.5     580.29        1.25        0.03          5          5           1       601     5.0       7
OTD458A   651744.6    4766062.0     575.43        1.11        0.04         11          5           1       606     5.0       7
OTD458A   651743.7    4766063.0     570.58        1.64        0.04         14          5           1       611     5.0       7
OTD458A   651742.8    4766064.0     565.72        0.86        0.01          5          5           1       616     5.0       7
OTD458A   651741.9    4766064.5     560.87        1.61        0.04         13          5           1       621     5.0       7
OTD458A   651740.9    4766065.0     556.02        1.77        0.03         12          5           1       626     5.0       7
OTD458A   651740.1    4766066.0     551.16        1.28        0.03          6          5           1       631     5.0       7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD458A        651739.2    4766067.0    546.31      1.14       0.03        33         5          1          636     5.0      7
OTD458A        651738.4    4766067.5    541.94      1.50       0.04        16         5          1          640     4.0      7
OTD458A        651737.6    4766068.5    537.57      2.46       0.03        52         2          1          645     5.0      7
OTD458A        651736.8    4766069.0    532.72      2.41       0.06        42         2          1          650     5.0      7
OTD458A        651735.9    4766069.5    527.86      2.14       0.05        20         2          1          655     5.0      7
OTD458A        651735.1    4766070.5    523.01      2.32       0.05        23         2          1          660     5.0      7
OTD458A        651734.3    4766071.5    518.15      2.17       0.07        30         2          1          665     5.0      7
OTD458A        651733.4    4766072.0    513.30      2.16       0.15        15         2          1          670     5.0      7
OTD458A        651732.5    4766073.0    508.44      3.08       0.42        34         2          1          675     5.0      7
OTD458A        651731.7    4766074.0    503.59      5.55       1.11        31         2          1          680     5.0      7
OTD458A        651730.8    4766075.0    498.74      4.39       0.64        60         2          1          685     5.0      7
OTD458A        651729.8    4766076.0    492.91      1.10       0.15        86         5          1          691     5.0      7
OTD458A        651728.9    4766077.0    488.06      1.19       0.13       130         5          1          696     5.0      7
OTD458A        651728.1    4766077.0    483.21      1.50       0.16        74         5          1          701     5.0      7
OTD458A        651727.3    4766078.0    478.36      1.08       0.10        69         2          1          706     5.0      7
OTD458A        651726.4    4766079.0    473.50      1.89       0.30        98         2          1          711     5.0      7
OTD458A        651725.6    4766079.5    468.65      2.02       0.44        88         2          1          716     5.0      7
OTD458A        651724.6    4766080.5    463.80      2.97       0.49       153         2          1          721     5.0      7
OTD458A        651723.8    4766081.5    458.95      2.78       0.47        67         2          1          726     5.0      7
OTD458A        651722.9    4766082.0    454.09      2.46       0.31        49         2          1          731     5.0      7
OTD458A        651722.2    4766083.0    449.24      3.14       0.30       132         2          1          736     5.0      7
OTD458A        651721.4    4766084.0    444.38      1.51       0.16        25         5          1          741     5.0      7
OTD458A        651720.5    4766084.5    439.53      1.27       0.11        46         5          1          746     5.0      7
OTD458A        651719.8    4766085.5    435.16      1.10       0.06        57         5          1          750     4.0      7
OTD458A        651719.1    4766086.0    430.79      0.89       0.09        50         7          1          755     5.0      7
OTD458A        651718.3    4766087.0    425.93      0.72       0.08        23         7          1          760     5.0      7
OTD458A        651717.4    4766088.0    421.07      0.68       0.04        59         7          1          765     5.0      7
OTD458A        651716.6    4766088.5    416.21      0.74       0.07        35         7          1          770     5.0      7
OTD458A        651715.8    4766089.5    411.35      0.72       0.05        24         7          1          775     5.0      7
OTD458A        651715.1    4766090.0    407.46      0.99       0.08        27         7          1          778     3.0      7
OTD458A        651709.6    4766096.0    374.39      0.61       0.04        81        10          1          813     5.0      7
OTD458A        651705.0    4766101.0    345.20      0.69       0.03        91        10          1          843     5.0      7
OTD458A        651702.9    4766103.5    331.67      0.69       0.04        88        10         14        855.8     2.8      7
OTD460         651543.0    4765837.0    658.40      0.97       0.01        54         6          7          532     2.0      7
OTD460         651542.2    4765838.0    655.08      1.00       0.01        38         4          7          537     5.0      7
OTD460         651541.0    4765839.0    650.33      1.09       0.01        42         4          7          542     5.0      7
OTD460         651539.8    4765840.0    645.59      1.04       0.01        80         4          7          547     5.0      7
OTD460         651538.6    4765841.5    640.84      1.22       0.01        76         4          7          552     5.0      7
OTD460         651537.6    4765842.5    636.57      1.71       0.03        27         4          7          556     4.0      7
OTD460         651536.6    4765843.5    632.30      0.76       0.01         9         5          1          561     5.0      7
OTD460         651535.4    4765844.5    627.55      1.04       0.02        32         5          1          566     5.0      7
OTD460         651534.3    4765845.5    622.80      1.40       0.05        20         5          1          571     5.0      7
OTD460         651533.2    4765846.5    618.05      1.89       0.06        38         5          1          576     5.0      7
OTD460         651532.0    4765848.0    613.30      2.07       0.07        30         5          1          581     5.0      7
OTD460         651530.9    4765848.5    608.55      1.37       0.03        55         5          1          586     5.0      7
OTD460         651529.8    4765850.0    603.80      1.52       0.03        97         5          1          591     5.0      7
OTD460         651528.8    4765851.0    599.05      1.38       0.04        38         5          1          596     5.0      7
OTD460         651527.6    4765852.0    594.30      1.24       0.06        17         5          1          601     5.0      7
OTD460         651526.3    4765853.5    588.59      1.99       0.10        12         2          1          607     5.0      7
OTD460         651525.2    4765854.5    583.84      1.90       0.11         9         2          1          612     5.0      7
OTD460         651524.1    4765856.0    579.09      1.99       0.10        20         2          1          617     5.0      7
OTD460         651523.0    4765857.0    574.34      1.81       0.12        24         2          1          622     5.0      7
OTD460         651521.9    4765858.0    569.59      2.84       0.16        60         2          1          627     5.0      7
OTD460         651520.8    4765859.0    564.85      2.60       0.21        56         2          1          632     5.0      7
OTD460         651519.8    4765860.5    560.10      2.15       0.17        36         2          1          637     5.0      7
OTD460         651518.7    4765861.5    555.36      2.34       0.17        28         2          1          642     5.0      7
OTD460         651517.6    4765862.5    550.63      1.80       0.20        76         2          1          647     5.0      7
OTD460         651516.5    4765864.0    545.89      0.73       0.14       190         2          1          652     5.0      7
OTD460         651515.4    4765865.0    541.16      2.39       0.26        36         2          1          657     5.0      7
OTD460         651514.6    4765866.0    537.37      2.77       0.25        28         2          1          660     3.0      7
OTD460         651513.8    4765867.0    533.58      1.96       0.16        91         5          1          665     5.0      7
OTD460         651512.8    4765868.0    528.85      1.49       0.08        59         5          1          670     5.0      7
OTD460         651511.7    4765869.5    524.13      1.21       0.10        81         5          1          675     5.0      7
OTD460         651510.6    4765870.5    519.40      1.17       0.08       167         5          1          680     5.0      7
OTD460         651509.6    4765872.0    514.67      0.96       0.09        47         5          1          685     5.0      7
OTD460         651508.4    4765873.0    509.96      1.21       0.11        19         5          1          690     5.0      7
OTD460         651507.4    4765874.5    505.24      1.06       0.08        26         5          1          695     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD460         651506.4    4765875.5    501.46      1.40       0.09        57         5          1          698     3.0      7
OTD460         651505.6    4765876.5    497.69      0.83       0.07        20         7          1          703     5.0      7
OTD460         651504.5    4765877.5    492.97      0.97       0.07        45         7          1          708     5.0      7
OTD460         651503.4    4765879.0    488.26      1.07       0.07        40         7          1          713     5.0      7
OTD460         651502.3    4765880.0    483.54      1.10       0.06        65         7          1          718     5.0      7
OTD460         651498.8    4765884.0    469.44      0.87       0.02        46         7          1          733     5.0      7
OTD460         651497.6    4765885.0    464.74      0.89       0.01        80         7          1          738     5.0      7
OTD460         651496.4    4765886.5    460.05      0.83       0.04        42         7          1          743     5.0      7
OTD460         651492.9    4765890.5    445.99      0.65       0.04        32         7          1          758     5.0      7
OTD460         651491.8    4765891.5    441.31      0.63       0.01        20         7          1          763     5.0      7
OTD460         651490.6    4765893.0    436.63      1.08       0.04        57         7          1          768     5.0      7
OTD460         651489.4    4765894.5    431.96      0.90       0.05        47         7          1          773     5.0      7
OTD460         651488.4    4765895.5    428.23      0.92       0.04        66         7          1          776     3.0      7
OTD460         651484.0    4765901.0    410.51      0.61       0.08       142        10          1          796     5.0      7
OTD460         651482.8    4765902.0    405.85      0.89       0.07       216        10          1          801     5.0      7
OTD460         651481.7    4765903.5    401.20      0.79       0.12       178        10          1          806     5.0      7
OTD461         651856.6    4766173.0    560.57      0.90       0.04        61         6          7          667     5.0      7
OTD461         651855.2    4766174.5    556.08      0.85       0.05        83         6          7          672     5.0      7
OTD461         651851.1    4766180.0    542.59      0.86       0.04        34         6          7          687     5.0      7
OTD461         651849.7    4766181.5    538.10      0.80       0.04        39         6          7          692     5.0      7
OTD461         651848.3    4766183.5    533.61      0.77       0.03        61         6          7          697     5.0      7
OTD461         651846.9    4766185.0    529.12      1.09       0.05        30         6          7          702     5.0      7
OTD461         651845.6    4766186.5    524.64      1.05       0.01        29         6          7          707     5.0      7
OTD461         651844.2    4766188.5    520.15      0.96       0.01        36         6          7          712     5.0      7
OTD461         651842.8    4766190.0    515.66      0.97       0.01        73         6          7          717     5.0      7
OTD461         651841.7    4766191.0    512.07      0.93       0.01        78         6          7          720     3.0      7
OTD461         651840.6    4766192.5    508.49      0.97       0.01        41         4          7          725     5.0      7
OTD461         651839.3    4766194.5    504.00      1.10       0.01        38         4          7          730     5.0      7
OTD461         651837.9    4766195.5    499.51      1.34       0.01       115         4          7          735     5.0      7
OTD461         651836.6    4766197.5    495.03      1.41       0.01        45         4          7          740     5.0      7
OTD461         651835.2    4766199.0    490.55      1.20       0.01        40         4          7          745     5.0      7
OTD461         651833.8    4766201.0    486.06      1.59       0.01        37         4          7          750     5.0      7
OTD461         651832.5    4766202.5    482.03      1.46       0.02       170         4          7          754     4.0      7
OTD461         651831.3    4766204.0    478.00      1.00       0.03        53         5          1          759     5.0      7
OTD461         651829.8    4766206.0    473.51      0.89       0.03        45         5          1          764     5.0      7
OTD461         651828.5    4766207.5    469.03      0.92       0.03        28         5          1          769     5.0      7
OTD461         651827.1    4766209.5    464.55      0.86       0.02        43         5          1          774     5.0      7
OTD461         651825.7    4766211.0    460.07      0.94       0.02        33         5          1          779     5.0      7
OTD461         651824.3    4766212.5    455.58      1.16       0.02        41         5          1          784     5.0      7
OTD461         651822.9    4766214.5    451.10      1.05       0.06        12         5          1          789     5.0      7
OTD461         651821.6    4766216.5    446.62      1.51       0.08         5         5          1          794     5.0      7
OTD461         651820.1    4766218.0    442.14      1.45       0.12         5         5          1          799     5.0      7
OTD461         651818.8    4766219.5    437.65      1.86       0.16        18         5          1          804     5.0      7
OTD461         651817.3    4766221.5    433.17      1.75       0.16        49         5          1          809     5.0      7
OTD461         651815.9    4766223.0    428.68      1.52       0.14        63         5          1          814     5.0      7
OTD461         651814.5    4766224.5    424.20      1.23       0.03        82         5         14          819     5.0      7
OTD461         651813.1    4766226.5    419.72      1.29       0.04        78         5         14          824     5.0      7
OTD461         651811.7    4766228.0    415.24      1.17       0.07        55         5         14          829     5.0      7
OTD461         651810.0    4766230.0    409.87      0.85       0.06        55         7         14          835     5.0      7
OTD461         651808.6    4766232.0    405.39      0.74       0.08        57         7         14          840     5.0      7
OTD461         651807.2    4766234.0    400.92      0.91       0.04        71         7         14          845     5.0      7
OTD461         651805.8    4766235.5    396.45      0.86       0.03        54         7         14          850     5.0      7
OTD461         651804.4    4766237.5    391.98      1.01       0.09        74         7         14          855     5.0      7
OTD461         651800.1    4766242.5    378.57      0.75       0.08        47         7         14          870     5.0      7
OTD461         651798.8    4766244.5    374.11      0.73       0.17        37         7         14          875     5.0      7
OTD461         651797.3    4766246.0    369.64      0.68       0.06        32         7         14          880     5.0      7
OTD461         651796.0    4766248.0    365.18      1.00       0.06        39         7         14          885     5.0      7
OTD461         651794.6    4766250.0    360.72      0.89       0.14        32         7         14          890     5.0      7
OTD461         651793.2    4766251.5    356.25      1.06       0.12        53         7         14          895     5.0      7
OTD461         651791.8    4766253.5    351.79      0.76       0.14        35         7         14          900     5.0      7
OTD461         651790.4    4766255.5    347.33      0.68       0.24        58         7         14          905     5.0      7
OTD461         651789.0    4766257.0    342.87      0.62       0.18        37         7         14          910     5.0      7
OTD461         651787.6    4766259.0    338.41      0.64       0.14        42         7         14          915     5.0      7
OTD461         651784.8    4766262.5    329.49      0.89       0.10        61         7         14          925     5.0      7
OTD469         651891.2    4766134.0    440.23      0.81       0.01        14         6          7          812     5.0      7
OTD469         651887.7    4766137.0    431.43      0.75       0.03        24         6          7          822     5.0      7
OTD469         651886.0    4766138.5    427.02      0.66       0.03        43         6          7          827     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD469         651884.2    4766140.0    422.65      1.01       0.02        52         6          7          832     5.0      7
OTD469         651882.4    4766141.5    418.28      1.04       0.02        50         6          7          837     5.0      7
OTD469         651880.6    4766143.0    413.91      0.89       0.02        52         6          7          842     5.0      7
OTD469         651878.9    4766145.0    409.54      1.22       0.02        31         6          7          847     5.0      7
OTD469         651877.1    4766146.5    405.17      1.07       0.02        46         6          7          852     5.0      7
OTD469         651875.8    4766148.0    402.13      0.87       0.02        23         6          7          854     2.0      7
OTD469         651874.5    4766149.0    399.09      0.87       0.02        16         7          1          859     5.0      7
OTD469         651872.7    4766150.5    394.75      0.90       0.02        29         7          1          864     5.0      7
OTD469         651870.9    4766152.5    390.41      0.91       0.03        29         7          1          869     5.0      7
OTD469         651869.0    4766154.0    386.09      1.01       0.04        30         7          1          874     5.0      7
OTD469         651867.2    4766156.0    381.77      0.86       0.04        29         7          1          879     5.0      7
OTD469         651865.3    4766157.5    377.45      0.81       0.05        48         7          1          884     5.0      7
OTD469         651863.5    4766159.5    373.13      0.97       0.07        18         7          1          889     5.0      7
OTD469         651861.7    4766161.0    368.83      1.26       0.08        24         7          1          894     5.0      7
OTD469         651859.8    4766163.0    364.53      0.95       0.02        53         7         14          899     5.0      7
OTD469         651857.9    4766165.0    360.22      1.07       0.01        52         7         14          904     5.0      7
OTD469         651856.1    4766166.5    355.94      1.04       0.04        43         7         14          909     5.0      7
OTD469         651854.2    4766168.5    351.65      0.87       0.01        50         7         14          914     5.0      7
OTD469         651852.4    4766170.0    347.36      0.84       0.04       103         7         14          919     5.0      7
OTD469         651850.5    4766171.5    343.08      1.17       0.12       117         7         14          924     5.0      7
OTD469         651848.8    4766173.5    338.74      0.80       0.25        79         7         14          929     5.0      7
OTD469         651847.0    4766175.0    334.40      0.88       0.46        98         7         14          934     5.0      7
OTD469         651845.2    4766177.0    330.06      0.85       0.10        75         7         14          939     5.0      7
OTD469         651843.4    4766178.5    325.73      0.71       0.05        71         7         14          944     5.0      7
OTD469         651841.8    4766180.5    321.36      0.61       0.12        94         7         14          949     5.0      7
OTD469         651836.8    4766185.5    308.18      0.73       0.16        63         7         14          964     5.0      7
OTD469         651835.1    4766187.0    303.77      0.85       0.14        65         7         14          969     5.0      7
OTD469         651830.4    4766192.5    290.44      0.87       0.19       138         7         14          984     5.0      7
OTD469         651828.8    4766194.0    286.06      0.98       0.27        91         7         14          989     5.0      7
OTD469         651827.1    4766195.5    281.74      1.20       0.16        94         7         14          994     5.0      7
OTD469         651825.4    4766197.5    277.42      0.91       0.24        36         7         14          999     5.0      7
OTD469         651823.7    4766199.5    273.11      0.93       0.48        52         7         14         1004     5.0      7
OTD469         651822.0    4766201.5    268.80      0.85       0.63        41         7         14         1009     5.0      7
OTD469         651820.1    4766203.5    264.62      0.82       0.36        83         7         14         1014     5.0      7
OTD469         651818.3    4766205.5    260.44      1.03       0.45        25         7         14         1019     5.0      7
OTD469         651816.5    4766207.5    256.26      0.82       0.47        37         7         14         1024     5.0      7
OTD469         651814.6    4766209.5    252.08      0.67       0.19        47         7         14         1029     5.0      7
OTD469         651812.8    4766211.5    247.91      0.87       0.27        43         7         14         1034     5.0      7
OTD469         651811.6    4766213.0    244.99      1.26       0.33        58         7         14         1036     2.0      7
OTD469         651805.9    4766219.5    232.06      0.98       0.58        15         7         14         1053     5.0      7
OTD469         651804.1    4766221.5    227.90      0.66       0.19       119         7         14         1058     5.0      7
OTD469         651800.5    4766226.0    219.58      0.65       0.36        17         7         14         1068     5.0      7
OTD469         651798.7    4766228.0    215.42      0.82       0.23        21         7         14         1073     5.0      7
OTD469         651796.9    4766230.5    211.26      1.06       0.28        44         7         14         1078     5.0      7
OTD469         651795.1    4766232.5    207.09      0.69       0.12        23         7         14         1083     5.0      7
OTD469         651793.4    4766234.5    202.92      0.62       0.20        19         7         14         1088     5.0      7
OTD469         651789.8    4766239.0    194.58      0.63       0.20        32         7         14         1098     5.0      7
OTD469         651788.0    4766240.5    190.41      0.86       0.34        13         7         14         1103     5.0      7
OTD469         651780.9    4766249.0    173.67      0.78       0.51        55         7         14         1123     5.0      7
OTD469         651777.9    4766252.5    166.54      0.71       0.43        49         7         14         1130     2.0      7
OTD470         651192.9    4765593.5   1056.70      0.73       0.03        11        10          7          120     5.0      7
OTD470         651206.6    4765585.5   1025.44      0.86       0.02        25        10          7          155     5.0      7
OTD470         651221.8    4765577.0    991.62      0.92       0.02        20         6          7          193     5.0      7
OTD470         651223.8    4765576.0    987.18      0.78       0.01        42         6          7          198     5.0      7
OTD470         651225.8    4765575.0    982.74      0.79       0.02       377         6          7          203     5.0      7
OTD470         651227.8    4765574.0    978.31      0.64       0.01       465         6          7          208     5.0      7
OTD470         651231.8    4765571.5    969.45      0.82       0.01        81         6          7          218     5.0      7
OTD470         651233.9    4765570.0    965.03      0.79       0.03       230         6          7          223     5.0      7
OTD470         651235.9    4765569.0    960.61      1.51       0.04        93         6          7          228     5.0      7
OTD470         651237.9    4765568.0    956.19      0.81       0.02        41         6          7          233     5.0      7
OTD470         651240.0    4765567.0    951.78      0.77       0.01        90         6          7          238     5.0      7
OTD470         651242.1    4765566.0    947.37      0.65       0.01       112         6          7          243     5.0      7
OTD470         651244.1    4765565.0    942.96      0.72       0.01        67         6          7          248     5.0      7
OTD470         651246.2    4765564.0    938.56      0.80       0.03        44         6          7          253     5.0      7
OTD470         651248.3    4765563.0    934.16      0.89       0.01       136         6          7          258     5.0      7
OTD470         651250.4    4765561.5    929.76      0.97       0.03       127         6          7          263     5.0      7
OTD470         651252.9    4765560.0    924.48      1.31       0.01       121         4          7          269     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD470         651255.0    4765559.0    920.09      1.38       0.03        62         4          7          274     5.0      7
OTD470         651257.1    4765558.0    915.70      1.03       0.04       115         4          7          279     5.0      7
OTD470         651259.2    4765557.0    911.31      0.85       0.03       121         4          7          284     5.0      7
OTD470         651261.3    4765556.0    906.93      0.98       0.03       108         4          7          289     5.0      7
OTD470         651263.4    4765554.5    902.55      0.99       0.05        98         4          7          294     5.0      7
OTD470         651267.8    4765552.5    893.80      0.86       0.02        55         4          7          304     5.0      7
OTD470         651269.9    4765551.5    889.43      0.79       0.01        46         4          7          309     5.0      7
OTD470         651272.0    4765550.5    885.06      1.16       0.03        52         4          7          314     5.0      7
OTD470         651274.1    4765549.5    880.70      0.85       0.05        26         4          7          319     5.0      7
OTD470         651276.3    4765548.5    876.34      1.20       0.05        51         4          7          324     5.0      7
OTD470         651278.4    4765547.0    871.99      0.62       0.02        64         4          7          329     5.0      7
OTD470         651280.6    4765546.0    867.63      1.11       0.02        50         4          7          334     5.0      7
OTD470         651282.7    4765544.5    863.29      1.59       0.03        35         4          7          339     5.0      7
OTD470         651284.9    4765543.5    858.95      1.65       0.03        57         4          7          344     5.0      7
OTD470         651302.9    4765533.5    823.45      1.15       0.01        12         4          7          385     5.0      7
OTD470         651305.1    4765532.5    819.13      1.34       0.01        31         4          7          390     5.0      7
OTD470         651307.3    4765531.0    814.81      1.48       0.01        79         4          7          395     5.0      7
OTD470         651309.4    4765530.0    810.49      1.02       0.01        26         4          7          400     5.0      7
OTD470         651311.6    4765528.0    806.16      1.29       0.02        20         4          7          405     5.0      7
OTD470         651313.8    4765527.0    801.84      1.14       0.05        51         4          7          410     5.0      7
OTD470         651315.9    4765525.5    797.52      0.70       0.01        33         4          7          415     5.0      7
OTD470         651318.1    4765524.5    793.20      1.52       0.02        59         4          7          420     5.0      7
OTD470         651320.3    4765523.5    788.88      1.37       0.01        29         4          7          425     5.0      7
OTD470         651322.5    4765522.0    784.56      1.91       0.02        27         4          7          430     5.0      7
OTD470         651324.7    4765521.0    780.24      1.63       0.05        31         4          7          435     5.0      7
OTD470         651326.9    4765519.5    775.92      1.57       0.03        21         4          7          440     5.0      7
OTD470         651329.1    4765518.0    771.59      2.01       0.03        99         4          7          445     5.0      7
OTD470         651331.3    4765517.0    767.27      2.02       0.01        43         4          7          450     5.0      7
OTD470         651333.4    4765516.0    762.95      1.77       0.02        29         4          7          455     5.0      7
OTD470         651335.2    4765515.0    759.49      1.74       0.03        30         2          7          458     3.0      7
OTD470         651336.9    4765514.0    756.03      2.65       0.04        23         2          7          463     5.0      7
OTD470         651339.1    4765512.5    751.71      3.40       0.09        28         2          7          468     5.0      7
OTD470         651341.3    4765511.5    747.38      2.51       0.08        51         2          7          473     5.0      7
OTD470         651343.6    4765510.0    743.06      2.89       0.09        27         2          7          478     5.0      7
OTD470         651345.8    4765509.0    738.74      3.04       0.15        25         2          7          483     5.0      7
OTD470         651347.9    4765507.5    734.42      2.76       0.12        42         2          7          488     5.0      7
OTD470         651350.1    4765506.5    730.10      2.97       0.14        40         2          7          493     5.0      7
OTD470         651352.3    4765505.0    725.78      2.97       0.16        43         2          7          498     5.0      7
OTD470         651354.5    4765504.0    721.46      3.94       1.35        66         2          7          503     5.0      7
OTD470         651356.6    4765503.0    717.14      2.10       0.24       133         2          7          508     5.0      7
OTD470         651358.8    4765501.5    712.83      1.44       0.14        84         2          7          513     5.0      7
OTD470         651361.1    4765500.5    708.51      1.43       0.14       225         2          7          518     5.0      7
OTD470         651363.3    4765499.0    704.20      2.81       0.20        58         2          7          523     5.0      7
OTD470         651365.4    4765498.0    699.88      2.90       0.23        82         2          7          528     5.0      7
OTD470         651367.7    4765496.0    695.57      2.51       0.17        75         2          7          533     5.0      7
OTD470         651369.9    4765495.0    691.26      3.12       0.09        79         2          7          538     5.0      7
OTD470         651372.1    4765493.5    686.95      2.04       0.07        25         2          7          543     5.0      7
OTD470         651374.8    4765492.0    681.78      1.72       0.05        41         4          7          549     5.0      7
OTD470         651376.9    4765491.0    677.47      1.56       0.04        56         4          7          554     5.0      7
OTD470         651379.1    4765490.0    673.17      1.50       0.03        79         4          7          559     5.0      7
OTD470         651381.3    4765488.5    668.86      1.62       0.05       116         4          7          564     5.0      7
OTD470         651383.4    4765487.5    664.56      1.36       0.03        26         4          7          569     5.0      7
OTD470         651385.7    4765486.0    660.26      1.27       0.03        27         4          7          574     5.0      7
OTD470         651387.9    4765485.0    655.96      0.88       0.02        25         4          7          579     5.0      7
OTD470         651390.1    4765483.5    651.66      0.68       0.02        19         4          7          584     5.0      7
OTD470         651396.7    4765480.0    638.76      1.38       0.02        35         4          7          599     5.0      7
OTD470         651398.9    4765478.5    634.46      1.04       0.01        47         4          7          604     5.0      7
OTD470         651401.1    4765477.5    630.16      1.20       0.02        37         4          7          609     5.0      7
OTD470         651403.3    4765476.0    625.86      1.62       0.03        43         4          7          614     5.0      7
OTD470         651405.4    4765475.0    621.56      1.23       0.02        46         4          7          619     5.0      7
OTD470         651407.6    4765473.5    617.26      1.39       0.03        53         4          7          624     5.0      7
OTD470         651409.8    4765472.5    612.95      2.59       0.03       131         4          7          629     5.0      7
OTD470         651412.1    4765471.0    608.65      3.52       0.02       138         4          7          634     5.0      7
OTD470         651414.3    4765469.5    604.35      3.28       0.05        73         4          7          639     5.0      7
OTD470         651416.5    4765468.5    600.04      2.17       0.04        45         4          7          644     5.0      7
OTD470         651418.7    4765467.0    595.74      2.30       0.02        63         4          7          649     5.0      7
OTD470         651420.9    4765466.0    591.44      3.07       0.06        58         4          7          654     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD470         651423.1    4765464.5    587.13      2.19       0.05        66         4          7          659     5.0      7
OTD470         651425.8    4765463.0    581.96      1.28       0.02        34         5          1          665     5.0      7
OTD470         651428.0    4765462.0    577.66      2.06       0.04        40         5          1          670     5.0      7
OTD470         651429.5    4765461.0    574.65      1.28       0.01        28         5          1          672     2.0      7
OTD470         651431.1    4765460.0    571.64      1.44       0.03        11         2          1          677     5.0      7
OTD470         651433.3    4765459.0    567.35      2.52       0.08        18         2          1          682     5.0      7
OTD470         651435.5    4765458.0    563.05      1.99       0.02        15         2          1          687     5.0      7
OTD470         651437.8    4765456.5    558.76      1.58       0.02        64         2          1          692     5.0      7
OTD470         651440.0    4765455.5    554.47      1.96       0.02        19         2          1          697     5.0      7
OTD470         651442.3    4765454.5    550.19      1.34       0.03        14         2          1          702     5.0      7
OTD470         651444.5    4765453.0    545.91      1.27       0.04        28         5          1          707     5.0      7
OTD470         651446.8    4765451.5    541.63      1.35       0.02        69         5          1          712     5.0      7
OTD470         651449.1    4765450.5    537.35      1.65       0.04         7         5          1          717     5.0      7
OTD470         651451.3    4765449.0    533.07      3.01       0.13         5         5          1          722     5.0      7
OTD470         651453.5    4765448.0    528.79      4.60       0.08         7         5          1          727     5.0      7
OTD470         651455.8    4765446.5    524.51      2.02       0.11         9         5          1          732     5.0      7
OTD470         651457.9    4765445.5    520.23      3.20       0.15         8         5          1          737     5.0      7
OTD470         651460.2    4765444.0    515.95      2.94       0.14         5         5          1          742     5.0      7
OTD470         651462.4    4765443.0    511.67      2.09       0.09        60         5          1          747     5.0      7
OTD470         651464.6    4765441.5    507.39      1.43       0.06        11         5          1          752     5.0      7
OTD470         651466.8    4765440.0    503.11      1.62       0.07        33         5          1          757     5.0      7
OTD470         651468.9    4765438.5    498.83      1.64       0.09        54         5          1          762     5.0      7
OTD470         651471.1    4765436.5    494.55      1.41       0.09        14         5          1          767     5.0      7
OTD470         651473.4    4765435.5    490.27      1.00       0.08        22         5          1          772     5.0      7
OTD470         651475.6    4765434.0    486.00      1.30       0.11        24         5          1          777     5.0      7
OTD470         651477.8    4765432.5    481.72      1.66       0.11        40         5          1          782     5.0      7
OTD470         651479.9    4765431.0    477.45      1.42       0.10        37         5          1          787     5.0      7
OTD470         651482.2    4765430.0    473.17      1.46       0.10        26         5          1          792     5.0      7
OTD470         651484.4    4765428.5    468.90      1.74       0.15        59         5          1          797     5.0      7
OTD470         651486.6    4765427.0    464.63      2.25       0.19        93         5          1          802     5.0      7
OTD470         651488.6    4765426.0    460.79      1.36       0.07        54         5          1          806     4.0      7
OTD470         651490.6    4765424.5    456.94      0.61       0.03        41         7          1          811     5.0      7
OTD470         651492.8    4765423.5    452.68      0.62       0.03        90         7          1          816     5.0      7
OTD470         651495.0    4765422.0    448.40      0.71       0.02        55         7          1          821     5.0      7
OTD470         651497.2    4765420.5    444.14      0.99       0.04        45         7          1          826     5.0      7
OTD470         651499.4    4765419.0    439.87      1.21       0.04       151         7          1          831     5.0      7
OTD470         651501.2    4765418.0    436.46      0.77       0.03        64         7         14          834     3.0      7
OTRCD340       651415.2    4765570.5    874.81      0.78       0.03       322        10          7          305     5.0      7
OTRCD340       651406.0    4765579.0    834.79      1.62       0.04        43         4          7          347     5.0      7
OTRCD340       651404.9    4765580.0    830.02      1.18       0.02        35         4          7          352     5.0      7
OTRCD340       651403.8    4765581.0    825.26      1.39       0.02        28         4          7          357     5.0      7
OTRCD340       651402.7    4765582.0    820.49      1.05       0.03        51         4          7          362     5.0      7
OTRCD340       651398.2    4765586.5    800.48      0.81       0.03        26         4          7          383     5.0      7
OTRCD340       651397.1    4765587.5    795.71      1.44       0.04        35         4          7          388     5.0      7
OTRCD340       651396.1    4765588.5    790.94      1.27       0.02        39         4          7          393     5.0      7
OTRCD340       651395.0    4765589.5    786.17      1.46       0.09        55         4          7          398     5.0      7
OTRCD340       651393.9    4765591.0    781.40      0.94       0.06        29         4          7          403     5.0      7
OTRCD340       651392.9    4765592.0    776.63      1.10       0.06        31         4          7          408     5.0      7
OTRCD340       651391.9    4765593.0    771.86      1.11       0.07        57         4          7          413     5.0      7
OTRCD340       651390.0    4765595.0    762.79      0.76       0.09        50         4          7          422     4.0      7
OTRCD340       651389.1    4765596.0    758.49      2.67       0.26        53         2          7          427     5.0      7
OTRCD340       651388.1    4765597.0    753.71      2.85       0.19        42         2          7          432     5.0      7
OTRCD340       651387.1    4765598.5    748.93      2.53       0.09        41         2          7          437     5.0      7
OTRCD340       651386.1    4765599.5    744.15      2.56       0.08        19         2          7          442     5.0      7
OTRCD340       651385.1    4765600.5    739.37      1.09       0.06         5         2          7          447     5.0      7
OTRCD340       651384.1    4765601.5    734.59      3.83       0.26        54         2          7          452     5.0      7
OTRCD340       651383.1    4765602.5    729.81      5.01       0.19        16         2          7          457     5.0      7
OTRCD340       651382.2    4765603.5    725.02      2.98       0.16        19         2          7          462     5.0      7
OTRCD340       651381.2    4765604.5    720.24      4.55       0.11        36         2          7          467     5.0      7
OTRCD340       651380.2    4765605.5    715.45      3.69       0.13        42         2          7          472     5.0      7
OTRCD340       651379.3    4765606.5    710.67      3.22       0.15        20         2          7          477     5.0      7
OTRCD340       651378.3    4765608.0    705.88      2.96       0.18        28         2          7          482     5.0      7
OTRCD340       651377.3    4765609.5    701.10      2.75       0.10        47         2          7          487     5.0      7
OTRCD340       651376.3    4765610.5    696.32      2.15       0.08        56         2          7          492     5.0      7
OTRCD340       651375.4    4765611.5    691.53      4.00       0.14        44         2          7          497     5.0      7
OTRCD340       651374.6    4765612.5    687.71      2.83       0.14        68         2          7          500     3.0      7
OTRCD340       651373.8    4765613.0    683.88      1.02       0.08       107         4          7          505     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTRCD340       651372.9    4765614.0    679.09      1.71       0.12        67         4          7          510     5.0      7
OTRCD340       651371.9    4765615.5    674.31      1.59       0.11        53         4          7          515     5.0      7
OTRCD340       651371.1    4765616.5    669.53      0.85       0.08        48         4          7          520     5.0      7
OTRCD340       651370.1    4765617.5    664.74      1.70       0.13        54         4          7          525     5.0      7
OTRCD340       651369.2    4765618.5    659.96      0.88       0.10        47         4          7          530     5.0      7
OTRCD340       651366.4    4765622.0    645.60      1.85       0.12        29         2          7          545     5.0      7
OTRCD340       651365.4    4765623.0    640.81      2.04       0.12        95         2          7          550     5.0      7
OTRCD340       651364.5    4765624.0    636.03      2.53       0.07        42         2          7          555     5.0      7
OTRCD340       651363.6    4765625.0    631.24      2.23       0.05        36         2          7          560     5.0      7
OTRCD340       651362.7    4765626.0    626.45      1.82       0.04        20         2          7          565     5.0      7
OTRCD340       651361.8    4765627.0    621.67      1.84       0.04        38         2          7          570     5.0      7
OTRCD340       651360.9    4765628.5    616.88      1.42       0.04        26         2          7          575     5.0      7
OTRCD340       651360.1    4765629.5    613.05      2.05       0.07        77         2          7          578     3.0      7
OTRCD340       651359.4    4765630.5    609.22      1.03       0.03        13         4          7          583     5.0      7
OTRCD340       651358.5    4765631.5    604.43      1.15       0.03        14         4          7          588     5.0      7
OTRCD340       651357.6    4765632.5    599.64      1.56       0.06        32         4          7          593     5.0      7
OTRCD340       651356.6    4765634.0    594.85      1.50       0.04        26         4          7          598     5.0      7
OTRCD340       651355.8    4765635.0    590.06      0.94       0.02        18         4          7          603     5.0      7
OTRCD340       651354.9    4765636.0    585.28      1.35       0.05        23         4          7          608     5.0      7
OTRCD340       651354.1    4765637.0    580.97      1.42       0.09        36         4          7          612     4.0      7
OTRCD340       651350.6    4765642.0    562.29      0.94       0.07        71         6          7          632     5.0      7
OTRCD340       651349.8    4765643.0    557.50      0.86       0.03        74         7          1          637     5.0      7
OTRCD340       651348.9    4765643.5    552.71      1.23       0.04       107         7          1          642     5.0      7
OTRCD340       651348.0    4765645.0    547.92      0.75       0.03        90         7          1          647     5.0      7
OTRCD340       651347.1    4765646.0    543.13      0.96       0.03        93         7          1          652     5.0      7
OTRCD340       651346.3    4765647.0    538.34      1.10       0.03        51         7          1          657     5.0      7
OTRCD340       651345.4    4765648.5    533.55      0.88       0.03        72         7          1          662     5.0      7
OTRCD340       651344.5    4765649.5    528.76      1.37       0.03        93         7          1          667     5.0      7
OTRCD340       651343.6    4765651.0    523.97      1.03       0.03       134         7          1          672     5.0      7
OTRCD340       651342.8    4765652.0    519.18      0.72       0.02       114         7          1          677     5.0      7
OTRCD340       651341.9    4765653.0    514.38      0.76       0.02       155         7          1          682     5.0      7
OTRCD340       651341.0    4765654.0    509.59      0.76       0.02       119         7          1          687     5.0      7
OTRCD340       651340.2    4765655.0    504.80      0.99       0.03       159         7          1          692     5.0      7
OTRCD340       651339.3    4765656.5    500.01      0.93       0.02       158         7          1          697     5.0      7
OTRCD340       651338.5    4765657.5    495.22      0.86       0.04       136         7          1          702     5.0      7
OTRCD340       651337.6    4765658.5    490.43      0.69       0.03       189         7          1          707     5.0      7
OTRCD340       651335.1    4765662.0    476.05      0.90       0.03       246         7          1          722     5.0      7
OTRCD340       651334.3    4765663.0    471.26      0.68       0.04       174         7          1          727     5.0      7
OTRCD344       651629.1    4766057.0    762.55      0.86       0.03        25         6          7          423     5.0      7
OTRCD344       651627.9    4766058.5    756.87      1.21       0.03        29         4          7          429     5.0      7
OTRCD344       651626.9    4766059.5    752.13      1.34       0.03        32         4          7          434     5.0      7
OTRCD344       651625.9    4766061.0    747.39      1.08       0.02        12         4          7          439     5.0      7
OTRCD344       651624.9    4766062.0    742.66      1.25       0.06        13         4          7          444     5.0      7
OTRCD344       651623.9    4766063.5    737.92      1.47       0.09         9         4          7          449     5.0      7
OTRCD344       651622.9    4766064.5    733.18      1.84       0.29         9         4          7          454     5.0      7
OTRCD344       651622.3    4766065.5    729.86      0.60       0.06         5         4          7          456     2.0      7
OTRCD344       651621.6    4766066.0    726.54      4.82       1.09        10         2          7          461     5.0      7
OTRCD344       651620.6    4766067.5    721.81      5.50       0.70        10         2          7          466     5.0      7
OTRCD344       651619.6    4766068.5    717.07      4.39       0.44         5         2          7          471     5.0      7
OTRCD344       651618.6    4766070.0    712.34      3.82       0.30         9         2          7          476     5.0      7
OTRCD344       651617.6    4766071.0    707.60      4.39       0.45        27         2          7          481     5.0      7
OTRCD344       651616.6    4766072.5    702.88      4.13       0.40        18         2          7          486     5.0      7
OTRCD344       651615.6    4766073.5    698.15      3.66       0.45        22         2          1          491     5.0      7
OTRCD344       651614.6    4766075.0    693.42      3.45       0.41        31         2          1          496     5.0      7
OTRCD344       651613.7    4766076.0    688.69      3.48       0.28        51         2          1          501     5.0      7
OTRCD344       651612.7    4766077.5    683.97      2.85       0.16        85         2          1          506     5.0      7
OTRCD344       651611.7    4766079.0    679.24      1.88       0.07         7         2          1          511     5.0      7
OTRCD344       651610.8    4766080.0    674.52      1.98       0.07       121         2          1          516     5.0      7
OTRCD344       651609.8    4766081.0    669.79      1.56       0.05        28         2          1          521     5.0      7
OTRCD344       651608.9    4766082.0    666.01      3.92       0.11        50         2          1          524     3.0      7
OTRCD344       651608.1    4766083.0    662.22      1.80       0.06        39         5          1          529     5.0      7
OTRCD344       651607.2    4766084.5    657.49      1.57       0.06        59         5          1          534     5.0      7
OTRCD344       651606.2    4766085.5    652.76      1.33       0.04        15         5          1          539     5.0      7
OTRCD344       651605.3    4766087.0    648.03      1.00       0.07        21         5          1          544     5.0      7
OTRCD344       651604.3    4766088.5    643.29      0.95       0.04        42         5          1          549     5.0      7
OTRCD344       651603.3    4766089.5    638.55      1.15       0.03        42         5          1          554     5.0      7
OTRCD344       651602.4    4766091.0    633.81      0.70       0.02        44         5          1          559     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTRCD344       651601.3    4766092.0    629.07      1.04       0.03        43         5          1          564     5.0      7
OTRCD344       651600.4    4766093.5    624.33      1.18       0.11        82         5          1          569     5.0      7
OTRCD344       651599.4    4766094.5    619.59      1.13       0.06        57         5          1          574     5.0      7
OTRCD344       651598.4    4766096.0    614.85      1.06       0.06        41         5          1          579     5.0      7
OTRCD344       651597.5    4766097.0    610.11      0.82       0.05        43         5          1          584     5.0      7
OTRCD344       651596.5    4766098.0    605.37      0.80       0.03        42         5          1          589     5.0      7
OTRCD344       651595.6    4766099.5    600.64      1.01       0.04        50         5          1          594     5.0      7
OTRCD344       651594.6    4766100.5    595.90      0.85       0.03        44         5          1          599     5.0      7
OTRCD344       651593.6    4766101.5    591.15      0.95       0.06        53         5          1          604     5.0      7
OTRCD344       651592.7    4766103.0    586.41      0.82       0.04        40         5          1          609     5.0      7
OTRCD344       651591.8    4766104.5    581.67      0.73       0.07        53         5          1          614     5.0      7
OTRCD344       651590.8    4766105.5    576.93      0.99       0.06        52         5          1          619     5.0      7
OTRCD344       651589.8    4766107.0    572.19      1.07       0.04       132         5          1          624     5.0      7
OTRCD344       651588.9    4766108.0    567.45      1.29       0.05       115         5          1          629     5.0      7
OTRCD344       651587.9    4766109.5    562.71      1.34       0.11        89         5          1          634     5.0      7
OTRCD344       651587.0    4766110.5    557.97      1.17       0.06        76         5          1          639     5.0      7
OTRCD344       651586.1    4766112.0    553.23      1.26       0.19        83         5          1          644     5.0      7
OTRCD344       651585.1    4766113.5    548.49      1.27       0.14        75         5          1          649     5.0      7
OTRCD344       651584.2    4766114.5    543.75      1.42       0.23        92         5          1          654     5.0      7
OTRCD344       651583.3    4766116.0    539.01      1.07       0.10        59         5          1          659     5.0      7
OTRCD344       651582.1    4766117.0    533.32      0.76       0.27        85         7          1          665     5.0      7
OTRCD344       651581.1    4766118.0    528.59      0.91       0.22        77         7          1          670     5.0      7
OTRCD344       651580.2    4766119.5    523.85      0.90       0.15        99         7          1          675     5.0      7
OTRCD344       651579.3    4766121.0    519.11      0.62       0.05        43         7          1          680     5.0      7
OTRCD344       651578.3    4766122.0    514.37      0.84       0.09        73         7          1          685     5.0      7
OTRCD344       651577.4    4766123.5    509.63      0.75       0.11        61         7          1          690     5.0      7
OTRCD344       651575.6    4766126.0    500.14      0.77       0.13       103         7          1          700     5.0      7
OTRCD344       651574.7    4766127.5    495.40      0.91       0.15        70         7          1          705     5.0      7
OTRCD344       651573.8    4766128.5    490.66      0.62       0.13        40         7          1          710     5.0      7
OTRCD344       651572.9    4766130.0    485.91      0.66       0.52        87         7          1          715     5.0      7
OTRCD344       651572.0    4766131.5    481.17      0.89       0.40       204         7          1          720     5.0      7
OTRCD344       651571.2    4766132.5    476.43      0.79       0.39       204         7          1          725     5.0      7
OTRCD344       651570.4    4766134.0    471.69      0.72       1.08        86         7          1          730     5.0      7
OTRCD344       651569.5    4766135.0    466.94      0.96       1.22        84         7          1          735     5.0      7
OTRCD344       651568.6    4766136.5    462.20      0.73       0.40        86         7          1          740     5.0      7
OTRCD344       651567.8    4766138.0    457.46      0.74       0.43        85         7          1          745     5.0      7
OTRCD344       651566.1    4766140.5    447.98      0.63       0.99        63         7          1          755     5.0      7
OTRCD344       651565.3    4766142.0    443.24      0.75       0.47        76         7          1          760     5.0      7
OTRCD344       651564.5    4766143.5    438.50      0.69       0.21        65         7          1          765     5.0      7
OTRCD344       651563.7    4766145.0    433.76      0.68       0.11        67         7          1          770     5.0      7
OTRCD344       651562.9    4766146.5    429.03      0.69       0.11        47         7          1          775     5.0      7
OTRCD344       651562.1    4766147.5    424.29      0.70       0.09        62         7          1          780     5.0      7
OTRCD344       651561.3    4766149.0    419.56      0.67       0.17        62         7          1          785     5.0      7
OTRCD344       651558.9    4766153.5    405.36      0.67       0.18        60         7          1          800     5.0      7
OTRCD344       651558.1    4766155.0    400.62      0.93       0.16       117         7          1          805     5.0      7
OTRCD347       651598.6    4765816.0    602.74      0.70       0.01        80        10          1          583     5.0      7
OTRCD347       651593.7    4765821.5    577.79      1.02       0.03        23         7          1          609     5.0      7
OTRCD347       651592.8    4765822.5    573.00      0.92       0.04        20         7          1          614     5.0      7
OTRCD347       651591.8    4765823.5    568.21      0.88       0.05        12         7          1          619     5.0      7
OTRCD347       651590.8    4765824.5    563.43      0.77       0.02        12         7          1          624     5.0      7
OTRCD347       651587.9    4765828.0    549.08      1.30       0.05        21         7          1          639     5.0      7
OTRCD347       651586.9    4765829.0    544.30      0.61       0.03        14         7          1          644     5.0      7
OTRCD347       651585.9    4765830.0    539.53      1.35       0.05        29         7          1          649     5.0      7
OTRCD347       651584.9    4765831.5    534.75      0.78       0.02        21         7          1          654     5.0      7
OTRCD347       651583.9    4765832.5    529.99      0.65       0.02        19         7          1          659     5.0      7
OTRCD347       651581.8    4765834.5    520.45      0.67       0.02        21         7          1          669     5.0      7
OTRCD347       651578.1    4765839.0    502.85      0.69       0.02        11         7          1          686     2.0      7
OTRCD347       651577.3    4765840.0    499.53      1.40       0.07        13         5          1          691     5.0      7
OTRCD347       651576.3    4765841.0    494.79      1.11       0.05        12         5          1          696     5.0      7
OTRCD347       651575.2    4765842.0    490.04      1.49       0.05        73         5          1          701     5.0      7
OTRCD347       651574.1    4765843.0    485.31      1.21       0.06        36         5          1          706     5.0      7
OTRCD347       651573.2    4765844.5    481.05      1.27       0.07       225         5          1          710     4.0      7
OTRCD347       651572.2    4765845.5    476.79      2.17       0.12        30         2          1          715     5.0      7
OTRCD347       651571.1    4765847.0    472.06      2.17       0.18        35         2          1          720     5.0      7
OTRCD347       651570.1    4765848.0    467.80      1.57       0.12        55         5          1          724     4.0      7
OTRCD347       651563.9    4765855.5    440.88      1.59       0.10        36         5          1          753     5.0      7
OTRCD347       651562.9    4765856.5    436.16      1.30       0.09        20         5          1          758     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTRCD347       651561.8    4765858.0    431.44      1.34       0.06        68         5          1          763     5.0      7
OTRCD347       651560.6    4765859.0    426.73      1.61       0.11        21         5          1          768     5.0      7
OTRCD347       651559.6    4765860.0    422.01      1.46       0.09        20         5          1          773     5.0      7
OTRCD347       651558.4    4765861.5    417.29      1.47       0.08        59         5          1          778     5.0      7
OTRCD347       651557.4    4765862.5    412.59      1.12       0.06        43         5          1          783     5.0      7
OTRCD347       651556.3    4765864.0    407.90      1.23       0.07        44         5          1          788     5.0      7
OTRCD347       651555.1    4765865.5    403.20      1.08       0.10        28         5          1          793     5.0      7
OTRCD347       651553.8    4765867.0    397.56      0.79       0.06        51         7          1          799     5.0      7
OTRCD347       651551.6    4765869.5    388.18      0.83       0.04        77         7          1          809     5.0      7
OTRCD347       651550.5    4765871.0    383.50      0.75       0.06        49         7          1          814     5.0      7
OTRCD347       651549.4    4765872.5    378.82      0.79       0.07        35         7          1          819     5.0      7
OTRCD347       651548.3    4765873.5    374.15      0.75       0.05        20         7          1          824     5.0      7
OTRCD347       651546.1    4765876.5    364.80      0.63       0.04        75         7          1          834     5.0      7
OTRCD347       651545.0    4765877.5    360.13      0.78       0.07       163         7          1          839     5.0      7
OTRCD347       651543.9    4765879.0    355.47      0.96       0.07       259         7          1          844     5.0      7
OTRCD347       651536.3    4765889.5    322.88      0.71       0.09        88        10          1          879     5.0      7
OTRCD347       651535.3    4765891.0    318.24      0.67       0.06       141        10          1          884     5.0      7
OTRCD347       651534.1    4765892.5    313.60      0.60       0.05       122        10         14          889     5.0      7
OTRCD350       651580.7    4765712.0    549.00      0.71       0.02        36         7          1          631     5.0      7
OTRCD350       651580.1    4765713.0    544.11      0.79       0.02        38         7          1          636     5.0      7
OTRCD350       651579.4    4765713.5    539.22      0.66       0.03        37         7          1          641     5.0      7
OTRCD350       651578.8    4765714.5    534.33      0.97       0.03        49         7          1          646     5.0      7
OTRCD350       651578.1    4765715.5    529.44      0.76       0.03        33         7          1          651     5.0      7
OTRCD350       651577.4    4765716.0    524.55      0.68       0.03        30         7          1          656     5.0      7
OTRCD350       651573.9    4765720.5    499.13      0.71       0.03        35        10          1          682     5.0      7
OTRCD350       651572.4    4765722.5    487.40      0.72       0.03        25         7          1          694     5.0      7
OTRCD350       651571.8    4765723.0    482.51      0.82       0.03        47         7          1          699     5.0      7
OTRCD350       651571.1    4765723.5    477.62      0.73       0.03        30         7          1          704     5.0      7
OTRCD350       651570.4    4765724.5    472.73      0.75       0.05        31         7          1          709     5.0      7
OTRCD350       651569.8    4765725.0    467.84      0.89       0.06        21         7          1          714     5.0      7
OTRCD350       651569.2    4765726.5    462.95      0.90       0.05        38         7          1          719     5.0      7
OTRCD350       651568.7    4765727.0    459.04      0.65       0.05        34         7          1          722     3.0      7
OTRCD350       651568.1    4765727.5    455.13      1.57       0.10        35         5          1          727     5.0      7
OTRCD350       651567.5    4765728.5    450.24      1.23       0.15        19         5          1          732     5.0      7
OTRCD350       651566.8    4765729.0    445.35      1.28       0.16        59         5          1          737     5.0      7
OTRCD350       651566.2    4765730.0    440.47      1.02       0.09       129         5          1          742     5.0      7
OTRCD350       651565.5    4765730.5    435.59      1.94       0.11       106         5          1          747     5.0      7
OTRCD350       651564.9    4765731.5    430.70      1.06       0.16        34         5          1          752     5.0      7
OTRCD350       651564.3    4765732.5    425.83      2.07       0.31        74         5          1          757     5.0      7
OTRCD350       651563.6    4765733.0    420.95      1.68       0.29        48         5          1          762     5.0      7
OTRCD350       651562.9    4765734.0    416.07      1.29       0.20        21         5          1          767     5.0      7
OTRCD350       651562.2    4765734.5    411.19      1.36       0.23        18         5          1          772     5.0      7
OTRCD350       651561.8    4765735.5    407.77      1.38       0.32        15         5          1          774     2.0      7
OTRCD350       651561.3    4765736.0    404.36      2.15       0.52        27         2          1          779     5.0      7
OTRCD350       651560.6    4765737.0    399.47      3.14       0.61        40         2          1          784     5.0      7
OTRCD350       651560.0    4765737.5    394.59      1.71       0.33       195         2          1          789     5.0      7
OTRCD350       651559.4    4765738.5    390.69      3.47       0.77       117         2          1          792     3.0      7
OTRCD350       651558.9    4765739.5    386.78      1.31       0.19       128         5          1          797     5.0      7
OTRCD350       651558.3    4765740.0    381.89      0.72       0.05       155         5          1          802     5.0      7
OTRCD350       651557.6    4765741.0    377.01      1.11       0.09        55         5          1          807     5.0      7
OTRCD350       651557.0    4765741.5    372.13      1.96       0.27       128         5          1          812     5.0      7
OTRCD350       651556.4    4765742.5    367.24      1.28       0.18        29         5          1          817     5.0      7
OTRCD350       651555.8    4765743.5    362.35      1.29       0.21        32         5          1          822     5.0      7
OTRCD350       651554.4    4765745.5    352.58      1.54       0.32        73         7          1          832     5.0      7
OTRCD350       651553.3    4765747.0    342.80      0.67       0.04        35         7          1          842     5.0      7
OTRCD350       651552.6    4765748.0    337.90      0.76       0.06        51         7          1          847     5.0      7
OTRCD350       651552.1    4765748.5    333.01      0.65       0.03        72         7          1          852     5.0      7
OTRCD350       651551.4    4765749.5    328.12      0.78       0.17        31         7          1          857     5.0      7
OTRCD350       651550.9    4765750.5    323.23      1.07       0.03        38         7          1          862     5.0      7
OTRCD350       651549.0    4765753.0    308.55      0.81       0.04        34         7          1          877     5.0      7
OTRCD350       651548.4    4765753.5    303.65      1.32       0.08        37         7          1          882     5.0      7
OTRCD350       651547.8    4765754.5    298.76      0.78       0.04        60         7          1          887     5.0      7
OTRCD350       651547.2    4765755.5    293.86      0.63       0.04        66         7          1          892     5.0      7
OTRCD350       651546.6    4765756.0    288.97      0.62       0.04        50         7          1          897     5.0      7
OTRCD350       651546.0    4765757.0    284.07      0.78       0.04        52         7          1          902     5.0      7
OTRCD350       651545.4    4765757.5    279.18      0.79       0.04        48         7          1          907     5.0      7
OTRCD350       651544.8    4765758.5    274.28      0.66       0.03        58         7          1          912     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTRCD350       651544.1    4765759.5    269.39      0.61       0.02        43         7          1          917     5.0      7
OTRCD352       651653.1    4766244.5    601.17      0.87       0.01         8         4          7          596     4.0      7
OTRCD352       651651.9    4766245.5    597.02      2.01       0.12        78         2          7          601     5.0      7
OTRCD352       651650.5    4766247.0    592.42      1.78       0.10        21         2          7          606     5.0      7
OTRCD352       651649.2    4766248.0    588.19      1.35       0.12        51         2          7        610.2     4.2      7
OTRCD352A      651653.1    4766244.5    601.17      1.08       0.02       132         4          7          596     4.0      7
OTRCD352A      651651.9    4766245.5    597.02      1.18       0.04        20         2          7          601     5.0      7
OTRCD352A      651650.4    4766246.5    592.42      1.84       0.07        20         2          7          606     5.0      7
OTRCD352A      651649.2    4766248.0    588.28      2.02       0.13        16         2          7          610     4.0      7
OTRCD352A      651648.0    4766249.0    584.14      2.06       0.12        41         2          1          615     5.0      7
OTRCD352A      651646.6    4766250.5    579.53      1.01       0.06        17         2          1          620     5.0      7
OTRCD352A      651645.3    4766252.0    574.93      1.88       0.16        65         2          1          625     5.0      7
OTRCD352A      651643.9    4766253.5    570.33      1.35       0.13        40         2          1          630     5.0      7
OTRCD352A      651642.6    4766255.0    565.73      2.33       0.19        65         2          1          635     5.0      7
OTRCD352A      651641.5    4766256.0    562.04      2.37       0.19        46         2          1          638     3.0      7
OTRCD352A      651640.4    4766257.0    558.36      1.80       0.11        59         5          1          643     5.0      7
OTRCD352A      651639.1    4766258.5    553.76      1.66       0.10        51         5          1          648     5.0      7
OTRCD352A      651637.6    4766260.5    549.16      1.37       0.09        17         5          1          653     5.0      7
OTRCD352A      651636.3    4766262.0    544.55      1.51       0.13        24         5          1          658     5.0      7
OTRCD352A      651635.0    4766263.0    539.95      1.22       0.06        26         5          1          663     5.0      7
OTRCD352A      651633.7    4766264.5    535.35      1.37       0.07        54         5          1          668     5.0      7
OTRCD352A      651632.4    4766266.0    530.75      1.48       0.08        60         5          1          673     5.0      7
OTRCD352A      651631.1    4766267.5    526.14      1.66       0.09        33         5          1          678     5.0      7
OTRCD352A      651629.8    4766269.0    521.54      1.50       0.07        45         5          1          683     5.0      7
OTRCD352A      651628.8    4766269.5    517.86      1.63       0.08        10         5          1          686     3.0      7
OTRCD352A      651627.8    4766270.5    514.18      0.64       0.04         9         7          1          691     5.0      7
OTRCD352A      651626.5    4766272.0    509.57      0.94       0.06        29         7          1          696     5.0      7
OTRCD352A      651623.9    4766275.5    500.37      0.83       0.04        23         7          1          706     5.0      7
OTRCD352A      651622.8    4766277.0    495.77      0.74       0.04        14         7          1          711     5.0      7
OTRCD352A      651621.5    4766278.5    491.16      0.83       0.71        29         7          1          716     5.0      7
OTRCD352A      651620.3    4766280.0    486.56      0.95       0.06        18         7         14          721     5.0      7
OTRCD352A      651619.0    4766281.5    481.96      1.25       0.07        30         7         14          726     5.0      7
OTRCD352A      651617.8    4766283.0    477.36      0.97       0.04        20         7         14          731     5.0      7
OTRCD352A      651616.6    4766285.0    472.75      1.11       0.06        34         7         14          736     5.0      7
OTRCD352A      651615.3    4766286.5    468.15      1.31       0.10        61         7         14          741     5.0      7
OTRCD352A      651614.1    4766288.0    463.55      1.01       0.13        91         7         14          746     5.0      7
OTRCD352A      651612.8    4766289.5    458.95      1.04       0.12        40         7         14          751     5.0      7
OTRCD352A      651611.6    4766291.0    454.34      0.74       0.39        34         7         14          756     5.0      7
OTRCD352A      651610.3    4766292.5    449.74      0.82       0.47        27         7         14          761     5.0      7
OTRCD352A      651609.1    4766294.0    445.14      0.91       0.32        37         7         14          766     5.0      7
OTRCD352A      651607.8    4766295.5    440.54      0.69       0.23        30         7         14          771     5.0      7
OTRCD352A      651606.6    4766297.0    435.93      0.63       0.47        22         7         14          776     5.0      7
OTRCD352A      651605.3    4766298.5    431.33      0.76       2.26        31         7         14          781     5.0      7
OTRCD352A      651604.0    4766300.0    426.73      0.85       3.91        20         7         14          786     5.0      7
OTRCD352A      651603.1    4766301.0    423.51      0.99       0.42        25         7         14          788     2.0      7
OTRCD353       651551.2    4765492.0    642.84      0.92       0.02        13         6          7          529     5.0      7
OTRCD353       651550.9    4765492.5    637.88      0.95       0.02        31         6          7          534     5.0      7
OTRCD353       651550.5    4765493.0    632.91      0.93       0.03        44         6          7          539     5.0      7
OTRCD353       651550.2    4765493.5    627.95      1.07       0.02        34         6          7          544     5.0      7
OTRCD353       651549.9    4765494.0    622.98      0.67       0.01        73         6          7          549     5.0      7
OTRCD353       651549.6    4765494.5    618.02      0.99       0.01        50         6          7          554     5.0      7
OTRCD353       651549.3    4765495.0    613.05      0.96       0.02        46         6          7          559     5.0      7
OTRCD353       651549.0    4765495.5    608.09      0.76       0.02        35         6          7          564     5.0      7
OTRCD353       651548.7    4765496.0    603.13      0.68       0.04        74         6          7          569     5.0      7
OTRCD353       651548.4    4765496.5    598.17      0.78       0.04        29         6          7          574     5.0      7
OTRCD353       651547.3    4765498.5    581.29      0.64       0.02        36        10          1          591     5.0      7
OTRCD353       651547.0    4765499.0    576.33      0.62       0.02        43        10          1          596     5.0      7
OTRCD353       651546.7    4765499.0    571.36      0.73       0.03        79        10          1          601     5.0      7
OTRCD353       651545.5    4765501.0    552.00      0.72       0.03        75        10          1          620     4.0      7
OTRCD353       651545.2    4765501.5    547.53      0.73       0.02        46         7          1          625     5.0      7
OTRCD353       651544.6    4765502.5    537.61      0.91       0.02        70         7          1          635     5.0      7
OTRCD353       651543.8    4765504.5    522.72      0.71       0.03        93         7          1          650     5.0      7
OTRCD353       651543.5    4765505.5    517.76      0.76       0.02        44         7          1          655     5.0      7
OTRCD353       651543.3    4765506.0    512.80      0.62       0.01        55         7          1          660     5.0      7
OTRCD353       651543.0    4765506.5    507.84      0.83       0.01        64         7          1          665     5.0      7
OTRCD353       651542.8    4765507.0    502.88      1.18       0.02        66         7          1          670     5.0      7
OTRCD353       651542.6    4765507.5    497.92      0.88       0.02        63         7          1          675     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTRCD353       651542.3    4765508.0    492.95      0.71       0.01        58         7          1          680     5.0      7
OTRCD353       651542.1    4765508.5    489.48      0.63       0.04        40         7          1          682     2.0      7
OTRCD353       651541.9    4765509.0    486.01      1.07       0.03        45         5          1          687     5.0      7
OTRCD353       651541.7    4765509.5    481.04      1.21       0.02        69         5          1          692     5.0      7
OTRCD353       651541.4    4765510.0    476.08      1.39       0.03        99         5          1          697     5.0      7
OTRCD353       651541.2    4765510.5    471.11      2.05       0.08        87         5          1          702     5.0      7
OTRCD353       651540.9    4765511.0    466.15      1.24       0.05        98         5          1          707     5.0      7
OTRCD353       651540.7    4765511.5    461.18      0.68       0.10        61         5          1          712     5.0      7
OTRCD353       651540.4    4765512.0    456.21      2.61       0.17        24         2          1          717     5.0      7
OTRCD353       651540.2    4765512.5    450.25      1.27       0.06        65         5          1          723     5.0      7
OTRCD353       651539.9    4765513.0    445.28      0.94       0.06        55         5          1          728     5.0      7
OTRCD353       651539.5    4765514.5    435.35      1.45       0.06        55         5          1          738     5.0      7
OTRCD353       651539.3    4765515.0    430.88      1.88       0.11        51         5          1          742     4.0      7
OTRCD353       651539.1    4765515.5    426.41      0.83       0.06        60         7          1          747     5.0      7
OTRCD353       651538.9    4765515.5    421.44      0.65       0.06        32         7         14          752     5.0      7
OTRCD353       651538.7    4765516.5    416.48      0.69       0.05        29         7         14          757     5.0      7
OTRCD353       651538.5    4765517.0    411.51      1.04       0.05        38         7         14          762     5.0      7
OTRCD353       651538.3    4765517.5    406.55      0.62       0.03        28         7         14          767     5.0      7
OTRCD353       651538.1    4765518.0    401.58      0.69       0.04        51         7         14          772     5.0      7
OTRCD353       651537.9    4765518.5    396.61      0.87       0.11        66         7         14          777     5.0      7
OTRCD353       651537.6    4765519.0    391.65      0.83       0.05        45         7         14          782     5.0      7
OTRCD353       651537.4    4765519.5    386.68      0.81       0.09        30         7         14          787     5.0      7
OTRCD353       651536.9    4765521.0    375.26      0.65       1.02        26        10         14          797     2.0      7
OTRCD365       651656.8    4766018.0    630.20      1.70       0.19         5         2          7          577     5.0      7
OTRCD365       651655.4    4766019.0    625.59      2.18       0.26        17         2          7          582     5.0      7
OTRCD365       651653.9    4766020.5    620.98      2.70       0.22        62         2          7          587     5.0      7
OTRCD365       651652.4    4766022.0    616.37      3.85       0.27        60         2          7          592     5.0      7
OTRCD365       651651.0    4766023.0    611.77      2.99       0.42        51         2          7          597     5.0      7
OTRCD365       651649.6    4766024.5    607.16      2.69       0.37        50         2          7          602     5.0      7
OTRCD365       651648.1    4766026.0    602.56      5.62       0.33        52         2          7          607     5.0      7
OTRCD365       651646.7    4766027.0    597.95      6.40       0.49        25         2          7          612     5.0      7
OTRCD365       651645.3    4766028.5    593.35      3.90       0.70        58         2          7          617     5.0      7
OTRCD365       651643.8    4766030.0    588.75      3.59       0.37        49         2          7          622     5.0      7
OTRCD365       651642.4    4766031.5    584.15      3.05       0.19        47         2          1          627     5.0      7
OTRCD365       651641.0    4766032.5    579.55      2.79       0.18        39         2          1          632     5.0      7
OTRCD365       651639.5    4766034.0    574.95      1.56       0.09        38         2          1          637     5.0      7
OTRCD365       651638.1    4766035.5    570.36      1.45       0.07        24         2          1          642     5.0      7
OTRCD365       651636.6    4766036.5    565.76      1.51       0.08        38         2          1          647     5.0      7
OTRCD365       651635.2    4766037.5    561.16      2.17       0.13        38         2          1          652     5.0      7
OTRCD365       651634.2    4766038.5    557.95      2.10       0.13        40         2          1          654     2.0      7
OTRCD365       651633.1    4766039.5    554.73      1.27       0.08        43         5          1          659     5.0      7
OTRCD365       651631.7    4766041.0    550.14      1.11       0.06        37         5          1          664     5.0      7
OTRCD365       651630.3    4766042.5    545.55      1.09       0.05        39         5          1          669     5.0      7
OTRCD365       651628.8    4766044.0    540.96      1.03       0.06        41         5          1          674     5.0      7
OTRCD365       651627.3    4766045.0    536.37      0.92       0.04        26         5          1          679     5.0      7
OTRCD365       651625.9    4766047.0    531.78      1.29       0.06        55         5          1          684     5.0      7
OTRCD365       651624.4    4766048.5    527.19      1.24       0.06        48         5          1          689     5.0      7
OTRCD365       651623.0    4766050.0    522.60      1.08       0.06        44         5          1          694     5.0      7
OTRCD365       651621.6    4766051.0    518.02      1.14       0.06        67         5          1          699     5.0      7
OTRCD365       651620.2    4766052.5    513.43      1.08       0.04        41         5          1          704     5.0      7
OTRCD365       651618.7    4766054.0    508.85      1.06       0.04        64         5          1          709     5.0      7
OTRCD365       651617.3    4766055.0    504.26      0.90       0.05        34         5          1          714     5.0      7
OTRCD365       651615.8    4766056.5    499.68      2.27       0.10        93         5          1          719     5.0      7
OTRCD365       651614.6    4766057.5    496.02      1.72       0.07        60         5          1          722     3.0      7
OTRCD365       651613.5    4766058.5    492.35      0.88       0.04       113         7          1          727     5.0      7
OTRCD365       651612.1    4766060.0    487.77      0.97       0.04        95         7          1          732     5.0      7
OTRCD365       651610.7    4766061.5    483.19      0.98       0.07        96         7          1          737     5.0      7
OTRCD365       651609.3    4766063.0    478.61      0.67       0.27       106         7          1          742     5.0      7
OTRCD365       651607.9    4766064.5    474.03      0.83       0.52       147         7          1          747     5.0      7
OTRCD365       651606.4    4766066.0    469.46      0.92       0.40       173         7          1          752     5.0      7
OTRCD365       651605.1    4766067.5    464.88      1.04       0.33       188         7          1          757     5.0      7
OTRCD365       651603.6    4766069.0    460.31      1.03       0.32       110         7          1          762     5.0      7
OTRCD365       651602.3    4766070.0    455.73      0.82       0.21       253         7          1          767     5.0      7
OTRCD365       651595.4    4766077.5    432.88      0.73       0.29        92         7         14          792     4.0      7
OTRCD365       651594.1    4766079.0    428.31      0.64       0.38        77         7         14          797     5.0      7
OTRCD365       651592.8    4766080.5    423.73      0.79       0.21        64         7         14          802     5.0      7
OTRCD365       651591.4    4766082.0    419.17      0.69       0.20        57         7         14          807     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTRCD365       651588.6    4766085.5    409.12      0.65       0.31        59        10         14          818     5.0      7
OTRCD365       651584.7    4766090.0    395.43      0.76       0.62        89        10         14          833     5.0      7
OTRCD365       651578.4    4766097.5    373.56      0.66       0.87        55         7         14          857     5.0      7
OTRCD365       651569.3    4766109.0    341.76      0.79       0.09        82         7          1          892     5.0      7
OTRCD365       651568.1    4766110.5    337.22      0.86       0.17        81         7          1          897     5.0      7
OTRCD365       651566.8    4766112.5    332.68      0.69       0.07        73         7          1          902     5.0      7
OTRCD365       651565.5    4766114.0    328.15      0.76       0.09       118         7          1          907     5.0      7
OTRCD365       651564.2    4766115.5    323.62      0.79       0.13       173         7          1          912     5.0      7
OTRCD365       651562.9    4766117.5    319.09      0.68       0.17        95         7          1          917     5.0      7
OTRCD365       651561.6    4766119.5    314.56      0.60       0.10        92         7          1          922     5.0      7
OTRCD365       651560.4    4766121.0    310.04      0.71       0.11        71         7          1          927     5.0      7
OTRCD365       651559.1    4766123.0    305.52      0.91       0.16        79         7          1          932     5.0      7
OTRCD365       651557.8    4766124.0    301.00      1.20       0.34       124         7          1          937     5.0      7
OTRCD365       651556.5    4766125.5    296.48      1.26       0.29       104         7          1          942     5.0      7
OTRCD365       651555.2    4766127.5    291.97      1.12       0.19       113         7          1          947     5.0      7
OTRCD365       651553.9    4766129.0    287.45      0.73       0.11        36         7          1          952     5.0      7
OTRCD365       651542.7    4766145.5    246.92      1.55       0.67        52         7         14          997     5.0      7
OTRCD365       651541.5    4766147.5    242.41      1.09       0.44        51         7         14         1002     5.0      7
OTRCD365       651540.3    4766149.0    237.91      0.69       0.18        50         7         14         1007     5.0      7
OTRCD365       651539.1    4766151.0    233.41      1.20       0.33        36         7         14         1012     5.0      7
OTRCD365       651536.7    4766154.5    224.42      1.00       0.48        61         7         14         1022     5.0      7
OTRCD365       651535.4    4766156.5    219.92      0.83       0.16        60         7         14         1027     5.0      7
OTRCD365       651534.3    4766158.5    215.43      0.85       0.17        48         7         14         1032     5.0      7
OTRCD365       651530.7    4766163.5    201.96      0.74       0.14        23         7         14         1047     5.0      7
OTRCD365       651529.5    4766165.5    197.48      0.91       0.17        37         7         14         1052     5.0      7
OTRCD365       651524.7    4766172.5    179.57      0.68       0.15        34         7         14         1072     5.0      7
OTRCD365       651523.5    4766174.5    175.10      0.68       0.14        28         7         14         1077     5.0      7
OTRCD365       651522.3    4766176.5    170.63      0.64       0.11        15         7         14         1082     5.0      7
OTRCD365       651521.1    4766178.0    166.15      0.63       0.10        29         7         14         1087     5.0      7
OTRCD365       651520.2    4766179.5    162.58      0.68       0.13        25         7         14         1090     3.0      7
OTRCD365       651513.6    4766191.0    136.72      0.73       0.12        30        10         14         1120     5.0      7
OTRCD365       651509.3    4766199.0    118.93      0.60       0.12        65        10         14         1140     5.0      7
OTRCD365       651507.2    4766203.0    110.05      0.91       0.15       155        10         14         1150     5.0      7
OTRCD365       651496.9    4766224.5     65.81      0.76       0.11        58        10         14         1200     5.0      7
OTRCD365       651495.9    4766227.0     61.40      0.69       0.28        38        10         14         1205     5.0      7
OTRCD365       651493.9    4766231.0     52.60      0.63       0.18        19        10         14         1215     5.0      7
OTRCD365A      651665.7    4766003.5    648.18      1.84       0.07        21         4          7          555     5.0      7
OTRCD365A      651664.4    4766004.0    643.39      2.40       0.24         5         4          7          560     5.0      7
OTRCD365A      651663.1    4766004.5    638.60      3.38       0.56         8         4          7          565     5.0      7
OTRCD365A      651657.6    4766007.0    619.52      0.73       0.09         9         4          7          585     5.0      7
OTRCD365A      651655.8    4766008.0    613.85      2.45       0.29        17         2          7          591     5.0      7
OTRCD365A      651651.3    4766010.0    599.71      2.73       0.23        30         2          7          606     5.0      7
OTRCD365A      651649.6    4766011.0    595.05      2.66       0.61        14         2          7          611     5.0      7
OTRCD365A      651647.9    4766011.5    590.39      2.72       0.58        12         2          7          616     5.0      7
OTRCD365A      651646.3    4766012.0    585.73      3.13       0.21        19         2          7          621     5.0      7
OTRCD365A      651644.8    4766012.5    580.99      2.94       0.21        29         2          7          626     5.0      7
OTRCD365A      651643.3    4766013.5    576.25      3.93       0.23        30         2          7          631     5.0      7
OTRCD365A      651641.8    4766014.0    571.52      3.74       0.35        18         2          7          636     5.0      7
OTRCD365A      651640.9    4766014.5    568.17      2.33       0.19        32         2          7          638     2.0      7
OTRCD365A      651640.4    4766014.5    566.25      1.35       0.08        48         4          7          640     2.0      7
OTRCD365A      651635.8    4766016.5    548.43      1.19       0.11        37         5          1          660     5.0      7
OTRCD365A      651634.6    4766017.0    543.58      0.98       0.06        22         5          1          665     5.0      7
OTRCD365A      651633.6    4766017.5    538.73      0.84       0.02        23         5          1          670     5.0      7
OTRCD365A      651632.4    4766017.5    533.88      1.20       0.05        66         5          1          675     5.0      7
OTRCD365A      651631.3    4766018.5    529.03      1.19       0.06        74         5          1          680     5.0      7
OTRCD365A      651630.2    4766019.0    524.17      0.83       0.08        31         7          1          685     5.0      7
OTRCD365A      651629.1    4766019.5    519.32      0.77       0.08        21         7          1          690     5.0      7
OTRCD365A      651628.0    4766020.0    514.46      0.91       0.07        28         7          1          695     5.0      7
OTRCD365A      651626.9    4766020.5    509.61      0.86       0.08        28         7          1          700     5.0      7
OTRCD365A      651625.8    4766021.0    504.75      0.79       0.06        40         7          1          705     5.0      7
OTRCD365A      651624.6    4766021.5    499.89      1.02       0.08        83         7          1          710     5.0      7
OTRCD365A      651623.6    4766021.5    495.03      0.76       0.07        59         7          1          715     5.0      7
OTRCD365A      651622.5    4766021.5    490.17      0.69       0.07        79         7          1          720     5.0      7
OTRCD365A      651621.4    4766022.0    485.31      0.84       0.06       163         7          1          725     5.0      7
OTRCD365A      651620.3    4766022.5    480.45      0.78       0.10        50         7          1          730     5.0      7
OTRCD365A      651619.3    4766023.0    475.59      0.75       0.40       172         7          1          735     5.0      7
OTRCD365A      651618.2    4766023.5    470.73      0.92       0.25       134         7          1          740     5.0      7

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTRCD365A      651617.1    4766024.0    465.86      1.07       0.16       163         7          1          745     5.0      7
OTRCD365A      651616.1    4766024.5    461.00      0.94       0.20       129         7          1          750     5.0      7
OTRCD365A      651615.0    4766025.0    456.14      1.56       0.24       199         7          1          755     5.0      7
OTRCD365A      651613.9    4766025.5    451.27      0.82       0.31       129         7          1          760     5.0      7
OTRCD365A      651612.9    4766026.0    446.40      0.84       0.84       141         7          1          765     5.0      7
OTRCD388       651680.4    4766098.5    703.45      1.38       0.07        14         6          7          468     4.0      7
OTRCD388       651679.8    4766099.0    699.53      1.82       0.10         5         4          7          472     4.0      7
OTRCD388       651678.9    4766099.5    695.13      2.49       0.09         9         2          7          477     5.0      7
OTRCD388       651678.1    4766100.0    690.23      3.57       0.10        19         2          7          482     5.0      7
OTRCD388       651677.2    4766100.5    685.34      4.02       0.11        21         2          7          487     5.0      7
OTRCD388       651676.3    4766101.0    680.45      3.86       0.13        18         2          7          492     5.0      7
OTRCD388       651675.4    4766101.5    675.56      4.92       0.16        56         2          7          497     5.0      7
OTRCD388       651674.6    4766102.0    670.67      4.30       0.14        14         2          7          502     5.0      7
OTRCD388       651673.7    4766102.5    665.77      3.81       0.10         9         2          7          507     5.0      7
OTRCD388       651672.8    4766103.0    660.88      3.69       0.18        17         2          7          512     5.0      7
OTRCD388       651672.0    4766103.5    655.99      4.46       0.16        23         2          7          517     5.0      7
OTRCD388       651671.1    4766104.5    651.10      5.15       0.20        24         2          7          522     5.0      7
OTRCD388       651670.3    4766105.0    646.21      4.15       0.18        65         2          7          527     5.0      7
OTRCD388       651669.4    4766106.0    641.32      4.38       0.33        54         2          7          532     5.0      7
OTRCD388       651668.5    4766106.5    636.43      4.03       0.42        40         2          7          537     5.0      7
OTRCD388       651667.6    4766107.0    631.54      4.90       0.33        21         2          7          542     5.0      7
OTRCD388       651666.7    4766107.5    626.65      3.71       0.22        33         2          7          547     5.0      7
OTRCD388       651666.0    4766108.0    622.74      1.43       0.09        17         2          7          550     3.0      7
OTRCD388       651657.6    4766114.0    575.81      1.32       0.07        54         5          1          599     5.0      7
OTRCD388       651656.7    4766114.5    570.93      1.42       0.07        35         5          1          604     5.0      7
OTRCD388       651655.8    4766115.0    566.05      0.88       0.07        27         5          1          609     5.0      7
OTRCD388       651654.9    4766115.5    561.17      1.06       0.09        20         5          1          614     5.0      7
OTRCD388       651653.9    4766116.5    556.28      1.13       0.06        18         5          1          619     5.0      7
OTRCD388       651653.0    4766117.0    551.40      1.16       0.06        26         5          1          624     5.0      7
OTRCD388       651652.1    4766117.5    546.52      0.83       0.05        17         5          1          629     5.0      7
OTRCD388       651651.3    4766118.0    541.63      1.25       0.05        30         5          1          634     5.0      7
OTRCD388       651650.4    4766119.0    536.74      1.12       0.04        37         5          1          639     5.0      7
OTRCD388       651649.8    4766119.5    532.84      1.05       0.03        64         5          1          642     3.0      7
OTRCD388       651649.0    4766120.0    528.93      0.71       0.05        45         7          1          647     5.0      7
OTRCD388       651648.1    4766120.5    524.04      0.77       0.05        36         7          1          652     5.0      7
OTRCD388       651647.2    4766121.0    519.15      0.63       0.04        38         7          1          657     5.0      7
OTRCD388       651646.3    4766121.5    514.27      0.79       0.07        44         7          1          662     5.0      7
OTRCD388       651645.4    4766122.0    509.38      0.83       0.05        50         7          1          667     5.0      7
OTRCD388       651644.6    4766123.0    504.50      1.03       0.05        57         7          1          672     5.0      7
OTRCD388       651643.7    4766124.0    499.61      0.77       0.06        27         7          1          677     5.0      7
OTRCD388       651642.8    4766124.5    494.72      0.87       0.07        28         7          1          682     5.0      7
OTRCD388       651641.9    4766125.0    489.84      1.10       0.05        51         7          1          687     5.0      7
OTRCD388       651641.1    4766125.5    484.95      1.21       0.09        72         7          1          692     5.0      7
OTRCD388       651640.1    4766126.0    480.06      0.82       0.15        59         7          1          697     5.0      7
OTRCD388       651639.3    4766126.5    475.17      0.74       0.17        90         7          1          702     5.0      7
OTRCD388       651637.5    4766128.0    465.40      0.67       0.14        81         7          1          712     5.0      7
OTRCD388       651634.8    4766129.5    450.74      0.79       0.13        85         7          1          727     5.0      7
OTRCD388       651634.2    4766130.0    447.08      0.79       0.12        98         7          1        729.5     2.3      7

TABLE A.3: HUGO NORTH COMPOSITED ASSAY VALUES (FOR VALUES >= 0.60% CU)

A NEGATIVE VALUE DENOTES "NO ASSAY VALUE". DOMAIN CODE DESCRIPTIONS ARE IN TABLE 17-1.

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD355         651757.4    4766524.5    365.61      1.42       0.03        17         5          7          850     4.0      8
OTD355         651753.6    4766530.0    348.33      1.61       0.05         7         5          7          869     5.0      8
OTD355         651752.6    4766531.5    343.67      1.50       0.04         5         2          7          874     5.0      8
OTD355         651751.8    4766533.0    339.47      1.48       0.05         5         2          7          878     4.0      8
OTD355         651750.8    4766534.5    335.27      1.88       0.06         5         2          7          883     5.0      8
OTD355         651749.8    4766536.0    330.61      2.27       0.10         8         2          7          888     5.0      8
OTD355         651748.8    4766537.5    325.95      1.55       0.14        20         2          7          893     5.0      8
OTD355         651747.8    4766539.0    321.29      2.49       0.13         9         2          7          898     5.0      8
OTD355         651745.8    4766541.5    311.96      0.94       0.02         7         2          7          908     5.0      8
OTD355         651737.1    4766555.5    269.96      3.08       0.11        25         2          1          953     5.0      8
OTD355         651736.1    4766557.0    265.29      2.83       0.07        18         2          1          958     5.0      8
OTD355         651735.1    4766558.5    260.62      2.72       0.05        18         2          1          963     5.0      8
OTD355         651734.1    4766559.5    255.95      2.78       0.05         7         2          1          968     5.0      8
OTD355         651733.1    4766561.0    251.28      3.06       0.08        21         2          1          973     5.0      8
OTD355         651732.1    4766562.5    246.60      2.38       0.07         7         2          1          978     5.0      8
OTD355         651731.1    4766564.0    241.93      3.08       0.07         5         2          1          983     5.0      8
OTD355         651730.3    4766566.0    237.26      2.76       0.06         5         2          1          988     5.0      8
OTD355         651729.3    4766567.5    232.58      5.24       0.21         5         2          1          993     5.0      8
OTD355         651728.3    4766569.0    227.91      3.67       0.10        21         2          1          998     5.0      8
OTD355         651727.6    4766570.0    224.64      3.30       0.11        32         2          1         1000     2.0      8
OTD355         651726.9    4766571.0    221.37      1.52       0.14       140         5          1         1005     5.0      8
OTD355         651725.9    4766572.5    216.69      1.43       0.16       164         5          1         1010     5.0      8
OTD355         651724.9    4766574.0    212.02      1.48       0.20       157         5          1         1015     5.0      8
OTD355         651724.0    4766575.5    207.34      1.16       0.09       123         5          1         1020     5.0      8
OTD355         651723.1    4766577.0    202.67      0.95       0.10       162         5          1         1025     5.0      8
OTD355         651722.1    4766578.5    197.99      1.41       0.12        87         5          1         1030     5.0      8
OTD355         651721.1    4766580.0    193.32      1.35       0.15        94         5          1         1035     5.0      8
OTD355         651720.2    4766581.5    188.65      1.41       0.13        81         5          1         1040     5.0      8
OTD355         651719.3    4766583.0    183.97      1.00       0.09        54         5          1         1045     5.0      8
OTD355         651718.4    4766584.5    179.30      1.09       0.09        64         5          1         1050     5.0      8
OTD355         651717.6    4766586.0    174.63      1.14       0.09        46         5          1         1055     5.0      8
OTD355         651716.8    4766587.5    169.96      1.05       0.09        77         5          1         1060     5.0      8
OTD355         651715.8    4766589.5    165.29      1.03       0.13        65         5          1         1065     5.0      8
OTD355         651714.9    4766591.5    160.62      0.69       0.08        58         5          1         1070     5.0      8
OTD355         651714.1    4766593.0    155.94      1.24       0.18       103         5          1         1075     5.0      8
OTD355A        651665.6    4766528.5    462.04      0.64       0.08        68         7          7          807     5.0      8
OTD355A        651662.6    4766530.0    458.50      0.79       0.09        38         7          7          812     5.0      8
OTD355A        651657.1    4766533.5    452.13      0.72       0.10        20         7          7          820     3.0      8
OTD355A        651654.7    4766535.0    449.29      1.32       0.19       137         5          7          825     5.0      8
OTD355A        651651.6    4766537.0    445.75      1.30       0.10        62         5          7          830     5.0      8
OTD355A        651648.6    4766538.5    442.20      0.78       0.04        11         5          7          835     5.0      8
OTD355A        651645.6    4766540.5    438.65      1.87       0.08        22         5          7          840     5.0      8
OTD355A        651642.6    4766542.0    435.09      2.31       0.14        25         5          7          845     5.0      8
OTD355A        651639.5    4766544.0    431.53      1.66       0.08        13         5          7          850     5.0      8
OTD355A        651636.5    4766545.5    427.97      1.59       0.07        18         5          7          855     5.0      8
OTD355A        651633.4    4766547.5    424.41      1.50       0.09        22         5          7          860     5.0      8
OTD355A        651630.4    4766549.0    420.84      2.19       0.10        17         5          7          865     5.0      8
OTD355A        651627.3    4766550.5    417.27      0.76       0.06         7         5          7          870     5.0      8
OTD355A        651624.3    4766552.0    413.70      1.92       0.11        33         5          7          875     5.0      8
OTD355A        651618.3    4766556.0    406.55      0.92       0.14        44         5          7          885     5.0      8
OTD355A        651615.4    4766557.5    402.97      1.38       0.11        23         5          7          890     5.0      8
OTD355A        651612.4    4766559.5    399.39      1.49       0.18        35         5          7          895     5.0      8
OTD355A        651566.5    4766586.0    344.63      0.98       0.15       158         5          1          971     5.0      8
OTD355A        651563.4    4766587.5    341.01      1.27       0.15       164         5          1          976     5.0      8
OTD355A        651560.3    4766589.0    337.38      0.90       0.17       129         7          1          981     5.0      8
OTD355A        651538.1    4766600.0    310.89      1.01       0.17       130         6         14         1016     2.0      8
OTD355A        651535.9    4766601.0    308.34      0.85       0.14       125         7          1         1021     5.0      8
OTD355A        651533.0    4766602.5    304.71      0.71       0.13       173         7          1         1026     5.0      8
OTD355A        651527.1    4766606.0    297.44      0.77       0.10        74         7          1         1036     5.0      8
OTD355A        651524.1    4766607.5    293.80      0.61       0.09        77         7          1         1041     5.0      8
OTD355A        651521.8    4766609.0    290.89      0.70       0.09       132         7          1         1044     3.0      8
OTD355A        651502.4    4766622.0    266.18      0.70       0.06       126        10          1         1079     5.0      8
OTD355A        651488.0    4766631.0    247.83      0.60       0.07        51        10          1         1104     5.0      8
OTD355A        651470.6    4766641.0    225.65      0.73       0.17        65        10          1         1134     5.0      8
OTD355A        651419.1    4766671.5    159.76      0.76       0.05       135         7          1         1223     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD355A        651416.3    4766673.5    156.08      0.68       0.05        73         7          1         1228     5.0      8
OTD355A        651413.3    4766675.0    152.39      0.76       0.09       131         7          1         1233     5.0      8
OTD355A        651410.4    4766676.5    148.70      0.87       0.13       105         7          1         1238     5.0      8
OTD355A        651407.4    4766678.0    145.03      0.99       0.14        85         7          1         1243     5.0      8
OTD355A        651404.6    4766680.0    141.35      0.83       0.24        94         7          1         1248     5.0      8
OTD355A        651401.6    4766681.5    137.67      0.93       0.17       171         7          1         1253     5.0      8
OTD355A        651398.6    4766683.5    134.01      1.34       0.17       188         7          1         1258     5.0      8
OTD355A        651395.7    4766685.0    130.34      1.13       0.38       136         7          1         1263     5.0      8
OTD355A        651392.8    4766686.5    126.68      0.94       0.34       126         7          1         1268     5.0      8
OTD355A        651389.8    4766688.5    123.04      1.03       1.37       236         7          1         1273     5.0      8
OTD355A        651386.9    4766690.0    119.41      0.99       0.15        94         7          1         1278     5.0      8
OTD355A        651383.9    4766692.0    115.77      0.91       0.30        78         7          1         1283     5.0      8
OTD355B        651711.9    4766535.5    393.00      1.05       0.05        20         5          7          843     5.0      8
OTD355B        651710.1    4766537.5    388.73      1.31       0.04        15         5          7          848     5.0      8
OTD355B        651708.2    4766539.5    384.50      0.83       0.02         7         5          7          853     5.0      8
OTD355B        651706.3    4766541.5    380.31      0.89       0.04         7         5          7          858     5.0      8
OTD355B        651704.3    4766543.5    376.12      1.90       0.07         7         5          1          863     5.0      8
OTD355B        651702.4    4766545.5    371.92      1.78       0.05         7         5          1          868     5.0      8
OTD355B        651700.7    4766547.0    368.15      1.63       0.04        18         5          1          872     4.0      8
OTD355B        651677.2    4766571.5    315.77      1.54       0.07        11         5          1          935     5.0      8
OTD355B        651675.4    4766573.5    311.57      1.08       0.04        13         5          1          940     5.0      8
OTD355B        651673.6    4766575.5    307.37      1.30       0.08        18         5          1          945     5.0      8
OTD355B        651671.8    4766577.5    303.17      1.13       0.05        13         5          1          950     5.0      8
OTD355B        651669.9    4766579.5    298.97      1.00       0.18        25         5          1          955     5.0      8
OTD355B        651668.1    4766581.5    294.77      0.90       0.16        35         5          1          960     5.0      8
OTD355B        651666.3    4766583.5    290.56      1.15       0.09        44         5          1          965     5.0      8
OTD355B        651664.5    4766585.5    286.36      2.05       0.19        35         5          1          970     5.0      8
OTD355B        651662.7    4766587.5    282.15      1.04       0.06        22         5          1          975     5.0      8
OTD355B        651660.9    4766589.5    277.95      1.02       0.05        52         5          1          980     5.0      8
OTD355B        651659.1    4766591.5    273.74      1.44       0.17        94         5          1          985     5.0      8
OTD355B        651657.3    4766593.5    269.53      1.05       0.10       134         5          1          990     5.0      8
OTD355B        651655.6    4766595.5    265.32      1.02       0.09        85         5          1          995     5.0      8
OTD355B        651653.8    4766597.5    261.11      1.05       0.15        76         5          1         1000     5.0      8
OTD355B        651651.9    4766600.0    256.90      1.23       0.25        84         5          1         1005     5.0      8
OTD355B        651650.1    4766602.0    252.69      0.97       0.15        69         5          1         1010     5.0      8
OTD355B        651648.3    4766604.0    248.47      1.19       0.39        56         5          1         1015     5.0      8
OTD355B        651646.5    4766606.0    244.26      0.87       0.12        44         5          1         1020     5.0      8
OTD355B        651644.8    4766608.0    240.04      1.17       0.11       141         5          1         1025     5.0      8
OTD355B        651642.9    4766610.0    235.82      1.06       0.19       184         5          1         1030     5.0      8
OTD355B        651641.2    4766612.0    231.61      0.62       0.12        60         7          1         1035     5.0      8
OTD355B        651635.8    4766618.0    218.93      1.25       0.19       101         7          1         1050     5.0      8
OTD355B        651634.3    4766620.0    215.12      0.78       0.16       135         7          1         1054     4.0      8
OTD355B        651633.2    4766621.0    212.58      0.70       0.14        36         6         14         1056     2.0      8
OTD355C        651816.6    4766443.0    383.55      0.91       0.06        10         7          7          810     2.0      8
OTD355C        651816.6    4766443.0    380.05      1.04       0.10        14         5          7          815     5.0      8
OTD355C        651816.6    4766443.0    375.05      0.82       0.03         9         5          7          820     5.0      8
OTD355C        651816.5    4766443.0    370.05      0.91       0.01        19         5          7          825     5.0      8
OTD355C        651816.4    4766443.0    365.05      1.34       0.06        11         5          7          830     5.0      8
OTD355C        651816.4    4766443.5    361.56      1.80       0.13        19         5          7          832     2.0      8
OTD355C        651816.4    4766443.5    358.06      2.13       0.17        12         2          7          837     5.0      8
OTD355C        651816.3    4766443.5    353.06      0.63       0.08         9         2          7          842     5.0      8
OTD355C        651816.3    4766443.5    348.06      3.46       0.37        21         2          7          847     5.0      8
OTD355C        651816.2    4766443.5    344.06      2.18       0.28        26         2          7          850     3.0      8
OTD355C        651816.1    4766444.5    335.06      0.64       0.06        13         5          7          860     5.0      8
OTD355C        651816.0    4766444.5    330.07      1.28       0.15        12         5          7          865     5.0      8
OTD355C        651815.9    4766444.5    325.07      0.90       0.09        18         5          7          870     5.0      8
OTD355C        651815.8    4766444.5    310.07      0.99       0.12        27         5          1          885     5.0      8
OTD355C        651815.7    4766444.5    306.07      0.78       0.13        14         5          1          888     3.0      8
OTD355C        651815.6    4766444.5    302.58      0.72       0.10        30         7          1          892     4.0      8
OTD355C        651815.6    4766444.5    298.58      0.63       0.10        30         6         14          896     4.0      8
OTD355C        651815.0    4766446.0    254.09      0.76       0.09        58         6         14          941     5.0      8
OTD355C        651814.9    4766446.0    249.09      0.81       0.09        23         6         14          946     5.0      8
OTD355C        651814.9    4766446.5    244.09      0.66       0.08        24         6         14          951     5.0      8
OTD355C        651814.8    4766446.5    234.09      0.64       0.18        56         6         14          961     5.0      8
OTD355C        651814.7    4766446.5    229.09      1.22       0.27        42         6         14          966     5.0      8
OTD355C        651814.6    4766447.0    224.10      0.82       0.25        29         6         14          971     5.0      8
OTD363         651419.1    4766796.0    411.98      1.10       0.13        73         7          7          829     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD363         651418.1    4766798.5    407.74      0.87       0.03        52         7          7          834     5.0      8
OTD363         651416.3    4766804.0    399.29      1.06       0.12        88         7          7          844     5.0      8
OTD363         651415.2    4766806.5    395.07      0.73       0.08        84         7          7          849     5.0      8
OTD363         651413.1    4766811.0    386.66      0.78       0.02        62         7          1          859     5.0      8
OTD363         651412.1    4766814.0    382.48      0.80       0.08        69         7          1          864     5.0      8
OTD363         651410.9    4766816.5    378.29      0.94       0.05        43         7          1          869     5.0      8
OTD363         651410.1    4766818.5    374.95      1.17       0.06        53         7          1          872     3.0      8
OTD367         651782.8    4766830.0    295.92      3.06       0.10        94         2          7          949     5.0      8
OTD367         651781.3    4766832.0    291.39      1.20       0.03        80         2          7          954     5.0      8
OTD367         651779.9    4766834.0    286.86      1.80       0.07       105         2          7          959     5.0      8
OTD367         651778.6    4766835.5    282.33      3.00       0.30         5         2          1          964     5.0      8
OTD367A        651750.5    4766876.0    469.96      0.94       0.02        16         5          7          835     5.0      8
OTD367A        651748.0    4766878.5    466.63      1.57       0.03         5         5          1          840     5.0      8
OTD367A        651745.5    4766881.5    463.30      1.56       0.03         5         5          1          845     5.0      8
OTD367A        651743.0    4766884.0    459.97      1.71       0.05         5         5          1          850     5.0      8
OTD367A        651740.5    4766887.0    456.66      0.94       0.04        18         5          1          855     5.0      8
OTD367A        651737.9    4766889.5    453.36      1.12       0.01        20         5          1          860     5.0      8
OTD367A        651735.4    4766892.5    450.07      1.27       0.03        14         5          1          865     5.0      8
OTD367A        651732.9    4766895.5    446.78      1.29       0.04         8         5          1          870     5.0      8
OTD367A        651730.5    4766898.0    443.50      0.72       0.01         5         5          1          875     5.0      8
OTD367A        651728.0    4766901.0    440.22      1.27       0.02         5         5          1          880     5.0      8
OTD367A        651725.5    4766904.0    436.93      1.65       0.04         8         5          1          885     5.0      8
OTD367A        651723.1    4766907.0    433.66      1.67       0.03         6         5          1          890     5.0      8
OTD367A        651720.8    4766910.0    430.39      1.76       0.04         7         5          1          895     5.0      8
OTD367A        651718.4    4766913.0    427.12      1.95       0.05        11         5          1          900     5.0      8
OTD367A        651715.9    4766916.0    423.86      1.37       0.04         5         5          1          905     5.0      8
OTD367A        651713.6    4766919.0    420.60      1.23       0.04        17         5          1          910     5.0      8
OTD367A        651711.3    4766922.0    417.34      1.45       0.05         5         5          1          915     5.0      8
OTD367A        651709.0    4766925.0    414.08      1.53       0.10         5         5          1          920     5.0      8
OTD367A        651707.4    4766927.0    411.80      1.87       0.12        25         5          1          922     2.0      8
OTD367A        651705.8    4766929.0    409.52      2.26       0.15         5         2          1          927     5.0      8
OTD367A        651703.4    4766932.0    406.27      2.22       0.08         5         2          1          932     5.0      8
OTD367A        651701.2    4766935.5    403.01      1.84       0.10        15         2          1          937     5.0      8
OTD367A        651698.9    4766938.5    399.76      2.06       0.10         6         2          1          942     5.0      8
OTD367A        651696.6    4766941.5    396.52      3.48       0.66         5         2          1          947     5.0      8
OTD367A        651694.3    4766944.0    393.27      2.27       0.22         9         2          1          952     5.0      8
OTD367A        651692.6    4766946.0    391.00      1.03       0.08        14         2          1          954     2.0      8
OTD367A        651691.1    4766948.5    388.73      1.02       0.07        64         5          1          959     5.0      8
OTD367A        651688.8    4766951.5    385.48      0.61       0.05        56         5          1          964     5.0      8
OTD367A        651686.4    4766954.0    382.24      1.56       0.07        32         5          1          969     5.0      8
OTD367A        651684.2    4766957.0    379.01      1.33       0.07        34         5          1          974     5.0      8
OTD367A        651682.1    4766960.0    376.11      0.80       0.07        68         5          1          978     4.0      8
OTD367A        651650.4    4767004.5    331.42      1.30       0.07         5         5          1         1049     5.0      8
OTD367A        651648.1    4767007.5    328.35      1.16       0.04         5         5          1         1054     5.0      8
OTD367A        651645.8    4767011.0    325.31      0.95       0.05         5         5          1         1059     5.0      8
OTD367A        651643.5    4767014.0    322.28      2.22       0.08         5         5          1         1064     5.0      8
OTD367A        651641.1    4767017.5    319.24      1.63       0.12        13         5          1         1069     5.0      8
OTD367A        651639.3    4767020.0    316.83      1.81       0.11        11         5          1         1072     3.0      8
OTD367A        651637.4    4767022.5    314.42      2.61       0.11        12         2          1         1077     5.0      8
OTD367A        651635.1    4767026.0    311.41      2.56       0.21        18         2          1         1082     5.0      8
OTD367A        651633.5    4767028.0    309.31      2.36       0.26        20         2          1         1084     2.0      8
OTD367A        651631.9    4767030.0    307.21      5.25       1.34        14         3          1         1089     5.0      8
OTD367A        651629.6    4767033.5    304.23      4.89       1.21         9         3          1         1094     5.0      8
OTD367A        651627.3    4767037.0    301.25      6.31       0.67        18         3          1         1099     5.0      8
OTD367A        651625.0    4767040.0    298.28      8.14       1.46        17         3          1         1104     5.0      8
OTD367A        651622.8    4767043.0    295.33      5.81       1.80        15         3          1         1109     5.0      8
OTD367A        651620.4    4767046.5    292.38      6.17       2.05        14         3          1         1114     5.0      8
OTD367A        651618.1    4767049.5    289.43      7.23       3.57        12         3          1         1119     5.0      8
OTD367A        651615.8    4767053.0    286.53      3.87       1.16         7         3          1         1124     5.0      8
OTD367A        651613.4    4767056.5    283.63      8.42       4.13         9         3          1         1129     5.0      8
OTD367A        651611.1    4767059.5    280.73     11.54       3.19        30         3          1         1134     5.0      8
OTD367A        651608.6    4767063.5    277.86      6.51       7.02        19         3          1         1139     5.0      8
OTD367A        651606.2    4767066.5    275.01      6.75       3.29        26         3          1         1144     5.0      8
OTD367A        651603.8    4767070.0    272.17      2.16       4.28        18         3          1         1149     5.0      8
OTD367A        651601.4    4767073.0    269.34      2.58       1.23        10         3          1         1154     5.0      8
OTD367A        651598.9    4767076.5    266.54      4.03       0.81         5         3          1         1159     5.0      8
OTD367A        651596.4    4767080.0    263.75      2.38       0.71         5         3          1         1164     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD367A        651593.9    4767083.0    260.96      2.78       0.65        12         3          1         1169     5.0      8
OTD367A        651591.4    4767086.5    258.19      4.25       1.20         8         3          1         1174     5.0      8
OTD367A        651588.9    4767089.5    255.43      3.46       0.86        34         3          1         1179     5.0      8
OTD367A        651586.4    4767093.0    252.67      1.82       0.49         9         3          1         1184     5.0      8
OTD367A        651583.9    4767096.0    249.92      0.73       0.25        20         3          1         1189     5.0      8
OTD367A        651581.4    4767099.5    247.19      3.23       0.84        19         3          1         1194     5.0      8
OTD367A        651578.9    4767102.5    244.46      3.84       1.37        21         3          1         1199     5.0      8
OTD367A        651576.3    4767106.0    241.74      2.98       1.67        32         3          1         1204     5.0      8
OTD367A        651574.5    4767108.5    239.85      3.72       1.24        72         3          1         1206     2.0      8
OTD367A        651520.9    4767179.0    183.15      0.95       0.08        54         5          1         1313     5.0      8
OTD367A        651518.5    4767182.5    180.45      1.33       0.15       156         5          1         1318     5.0      8
OTD367A        651516.1    4767186.0    177.75      1.48       0.18       122         5          1         1323     5.0      8
OTD367A        651513.8    4767189.5    175.05      1.74       0.20       154         5          1         1328     5.0      8
OTD367A        651511.3    4767193.0    172.35      1.33       0.12        92         5          1         1333     5.0      8
OTD367A        651508.9    4767196.0    169.65      0.94       0.12        97         5          1         1338     5.0      8
OTD367A        651506.5    4767199.5    166.94      0.97       0.07        57         5          1         1343     5.0      8
OTD367B        651753.8    4766844.0    348.43      2.88       0.09        16         2          1          917     5.0      8
OTD367B        651751.9    4766845.5    344.13      2.48       0.09        17         2          1          922     5.0      8
OTD367B        651749.9    4766847.0    339.84      2.03       0.10        10         2          1          927     5.0      8
OTD367B        651748.0    4766849.0    335.55      3.92       0.39        17         2          1          932     5.0      8
OTD367B        651746.1    4766850.5    331.25      2.64       0.13         5         2          1          937     5.0      8
OTD367B        651744.2    4766852.0    326.97      2.08       0.07         5         2          1          942     5.0      8
OTD367B        651742.3    4766854.0    322.68      0.67       0.02         5         2          1          947     5.0      8
OTD367B        651740.3    4766855.5    318.39      1.71       0.14         5         2          1          952     5.0      8
OTD367B        651738.4    4766857.5    314.10      7.28       0.40         8         2          1          957     5.0      8
OTD367B        651736.4    4766859.0    309.82      4.20       0.16         5         2          1          962     5.0      8
OTD367B        651734.7    4766860.5    305.96      5.63       0.22        10         2          1          966     4.0      8
OTD367B        651732.9    4766862.5    302.11      4.92       0.46        19         3          1          971     5.0      8
OTD367B        651731.0    4766864.5    297.85      5.09       0.41        31         3          1          976     5.0      8
OTD367B        651729.1    4766866.0    293.59      5.89       0.46        28         3          1          981     5.0      8
OTD367B        651727.1    4766868.0    289.33      4.58       0.27        22         3          1          986     5.0      8
OTD367B        651725.1    4766869.5    285.09      3.93       0.27        31         3          1          991     5.0      8
OTD367B        651723.2    4766871.5    280.86      4.27       0.31        52         3          1          996     5.0      8
OTD367B        651721.2    4766873.0    276.62      4.93       0.48       183         3          1         1001     5.0      8
OTD367B        651718.8    4766875.0    271.57      3.50       0.29         5         2          1         1007     5.0      8
OTD367B        651716.8    4766877.0    267.36      3.00       0.26         8         2          1         1012     5.0      8
OTD367B        651714.9    4766879.0    263.15      3.32       0.28         5         2          1         1017     5.0      8
OTD367B        651712.9    4766881.0    258.95      2.75       0.28        12         2          1         1022     5.0      8
OTD367B        651710.9    4766883.0    254.74      2.18       0.16         5         2          1         1027     5.0      8
OTD367B        651708.6    4766885.0    249.69      1.76       0.12         8         5          1         1033     5.0      8
OTD367B        651706.6    4766886.5    245.49      1.79       0.08         7         5          1         1038     5.0      8
OTD367B        651704.7    4766888.5    241.28      1.52       0.09         9         5          1         1043     5.0      8
OTD367B        651702.8    4766890.5    237.08      1.10       0.09         7         5          1         1048     5.0      8
OTD367B        651700.8    4766892.0    232.88      1.80       0.14        18         5          1         1053     5.0      8
OTD367B        651698.9    4766894.0    228.68      1.32       0.10        15         5          1         1058     5.0      8
OTD367B        651697.0    4766896.0    224.48      1.01       0.10        14         5          1         1063     5.0      8
OTD367B        651695.1    4766898.0    220.27      1.04       0.07        15         5          1         1068     5.0      8
OTD367B        651693.3    4766900.0    216.07      1.18       0.07        13         5          1         1073     5.0      8
OTD367B        651691.3    4766902.0    211.86      1.45       0.14        15         5          1         1078     5.0      8
OTD367B        651689.4    4766904.0    207.65      1.92       0.11        32         5          1         1083     5.0      8
OTD367B        651687.5    4766905.5    203.44      1.87       0.14        34         5          1         1088     5.0      8
OTD367B        651685.6    4766907.5    199.23      1.86       0.17        34         5          1         1093     5.0      8
OTD367B        651683.6    4766909.5    195.01      1.90       0.18        42         5          1         1098     5.0      8
OTD367B        651681.7    4766911.0    190.80      1.41       0.22        19         5          1         1103     5.0      8
OTD367B        651679.8    4766913.0    186.58      1.43       0.11        28         5          1         1108     5.0      8
OTD367B        651677.8    4766914.5    182.36      0.97       0.05        29         5          1         1113     5.0      8
OTD367B        651669.8    4766922.5    164.64      1.18       0.11        29         2          1         1134     5.0      8
OTD367B        651667.8    4766924.5    160.42      2.24       0.19        38         2          1         1139     5.0      8
OTD367B        651661.8    4766931.0    146.93      2.33       0.18        47         2          1         1155     5.0      8
OTD367B        651659.9    4766933.0    142.71      2.11       0.15        36         2          1         1160     5.0      8
OTD367B        651658.6    4766934.0    139.76      2.16       0.31        27         2          1         1162     2.0      8
OTD367B        651657.3    4766935.5    136.81      1.35       0.08        32         5          1         1167     5.0      8
OTD367B        651655.4    4766937.5    132.59      1.64       0.11        19         5          1         1172     5.0      8
OTD367D        651890.7    4766735.0    203.75      0.75       0.03        35        10          7       996.67     5.0      8
OTD367D        651890.4    4766735.0    198.78      0.73       0.04        23        10          7      1001.67     5.0      8
OTD367D        651889.6    4766736.0    189.52      0.82       0.03        24         7          7         1011     5.0      8
OTD367D        651889.3    4766736.5    184.56      1.17       0.04        17         7          7         1016     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD367D        651888.8    4766737.5    179.60      0.95       0.01        32         7          7         1021     5.0      8
OTD367D        651888.4    4766738.0    174.64      0.86       0.02        26         7          7         1026     5.0      8
OTD367D        651888.0    4766738.5    169.67      0.79       0.01        19         7          7         1031     5.0      8
OTD367D        651887.6    4766738.5    164.71      0.74       0.02        28         7          7         1036     5.0      8
OTD367D        651887.3    4766739.0    160.24      0.70       0.04        36         7          7         1040     4.0      8
OTD367D        651886.9    4766739.0    155.78      1.10       0.04        25         5          7         1045     5.0      8
OTD367D        651886.4    4766739.5    150.82      1.22       0.04        24         5          7         1050     5.0      8
OTD367D        651886.1    4766740.5    145.85      1.37       0.01        31         5          7         1055     5.0      8
OTD367D        651885.6    4766740.5    140.89      1.61       0.02        38         5          7         1060     5.0      8
OTD367D        651885.2    4766741.0    135.93      1.27       0.04        39         5          7         1065     5.0      8
OTD367D        651884.8    4766741.5    130.97      1.25       0.05        31         5          7         1070     5.0      8
OTD367D        651884.4    4766742.0    126.00      0.84       0.02        13         5          7         1075     5.0      8
OTD367D        651883.9    4766742.5    121.04      1.42       0.01        26         5          7         1080     5.0      8
OTD367D        651883.5    4766743.0    116.08      1.36       0.02        58         5          7         1085     5.0      8
OTD367D        651883.1    4766743.5    111.11      1.29       0.03        56         5          7         1090     5.0      8
OTD367D        651882.7    4766744.0    106.15      1.20       0.09        18         5          7         1095     5.0      8
OTD367D        651882.3    4766744.0    101.18      1.32       0.02         9         5          7         1100     5.0      8
OTD367D        651881.8    4766745.0     96.22      0.98       0.04        13         5          7         1105     5.0      8
OTD367D        651881.4    4766745.5     91.25      0.80       0.04        23         5          7         1110     5.0      8
OTD367D        651881.1    4766745.5     86.29      1.89       0.08        25         5          7         1115     5.0      8
OTD367D        651880.7    4766746.0     81.32      1.07       0.02        25         5          7         1120     5.0      8
OTD367D        651879.9    4766747.0     71.39      1.19       0.05        28         5          7         1130     5.0      8
OTD367D        651879.5    4766747.5     66.43      1.55       0.07        18         5          7         1135     5.0      8
OTD367D        651879.1    4766748.0     61.46      0.92       0.05        23         5          1         1140     5.0      8
OTD367D        651878.8    4766748.5     56.50      0.84       0.06         5         5          1         1145     5.0      8
OTD367D        651877.9    4766749.0     46.57      1.28       0.03        32         5          1         1155     5.0      8
OTD367D        651877.5    4766749.5     41.61      1.16       0.02        27         5          1         1160     5.0      8
OTD367D        651877.1    4766750.0     36.64      1.46       0.04        27         5          1         1165     5.0      8
OTD367D        651876.8    4766750.5     31.68      1.94       0.04        18         5          1         1170     5.0      8
OTD367D        651875.6    4766751.5     16.79      0.80       0.02        13         7          1         1185     5.0      8
OTD367D        651875.3    4766752.0     11.83      1.76       0.09        14         7          1         1190     5.0      8
OTD367D        651874.9    4766752.5      6.86      0.90       0.34         5         7          1         1195     5.0      8
OTD367D        651874.6    4766753.0      1.90      0.64       0.39         5         7          1         1200     5.0      8
OTD367D        651874.1    4766754.5     -7.03      0.88       0.23        25         6         14         1209     5.0      8
OTD367D        651873.8    4766755.0    -11.99      0.78       0.31        15         6         14         1214     5.0      8
OTD367D        651873.4    4766755.5    -16.96      0.87       0.15       223         6         14         1219     5.0      8
OTD367D        651872.7    4766756.5    -26.88      0.80       0.17        22         6         14         1229     5.0      8
OTD367D        651872.3    4766757.0    -31.84      0.70       0.16        16         6         14         1234     5.0      8
OTD367D        651872.0    4766757.5    -36.80      1.51       0.22        20         6         14         1239     5.0      8
OTD367D        651871.6    4766758.0    -41.76      1.39       0.22         5         6         14         1244     5.0      8
OTD367D        651870.4    4766759.5    -56.64      0.75       0.10         6         6         14         1259     5.0      8
OTD367D        651870.1    4766759.5    -61.60      0.67       0.17         6         6         14         1264     5.0      8
OTD367D        651869.6    4766760.0    -66.56      0.80       0.22        13         6         14         1269     5.0      8
OTD367D        651869.3    4766760.5    -71.22      1.47       0.15        26         6         14       1273.4     4.4      8
OTD367E        651831.8    4766770.0    344.39      0.94       0.01       145         7          7          874     2.0      8
OTD367E        651830.8    4766771.0    341.13      1.40       0.03        19         5          7          879     5.0      8
OTD367E        651829.4    4766772.0    336.49      1.22       0.09        18         5          7          884     5.0      8
OTD367E        651827.9    4766773.5    331.85      2.28       0.31         9         5          7          889     5.0      8
OTD367E        651826.6    4766775.0    327.22      0.99       0.02        19         5          7          894     5.0      8
OTD367E        651825.1    4766776.0    322.59      1.06       0.02        14         5          7          899     5.0      8
OTD367E        651823.7    4766777.5    317.96      1.53       0.01        16         5          7          904     5.0      8
OTD367E        651822.3    4766778.5    313.34      1.50       0.02        15         5          7          909     5.0      8
OTD367E        651820.8    4766780.0    308.72      0.63       0.01         8         5          7          914     5.0      8
OTD367E        651819.4    4766781.0    304.09      3.76       0.05        19         2          7          919     5.0      8
OTD367E        651817.9    4766782.5    299.48      2.47       0.09        25         2          7          924     5.0      8
OTD367E        651816.5    4766783.5    294.86      0.96       0.08        13         2          7          929     5.0      8
OTD367E        651815.1    4766785.0    290.25      0.90       0.05        30         2          7          934     5.0      8
OTD367E        651813.6    4766786.0    285.63      3.80       0.46        47         2          7          939     5.0      8
OTD367E        651812.1    4766787.5    281.02      2.89       0.13        23         2          7          944     5.0      8
OTD367E        651810.7    4766789.0    276.41      3.53       0.14        31         2          1          949     5.0      8
OTD367E        651809.3    4766789.5    271.80      5.33       0.27        49         2          1          954     5.0      8
OTD367E        651807.8    4766791.0    267.20      6.04       0.49       161         2          1          959     5.0      8
OTD367E        651806.4    4766792.5    262.59      5.57       0.37        98         2          1          964     5.0      8
OTD367E        651804.9    4766794.0    257.98      3.69       0.26        50         2          1          969     5.0      8
OTD367E        651803.8    4766795.0    254.30      3.11       0.17        69         2          1          972     3.0      8
OTD367E        651802.6    4766796.0    250.62      4.92       0.36        17         3          1          977     5.0      8
OTD367E        651801.1    4766797.0    246.02      9.19       0.58         5         3          1          982     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD367E        651799.7    4766798.5    241.42      5.01       0.63         5         3          1          987     5.0      8
OTD367E        651798.3    4766799.5    236.82      4.61       0.73         5         3          1          992     5.0      8
OTD367E        651796.8    4766801.0    232.22      4.45       0.70         5         3          1          997     5.0      8
OTD367E        651795.3    4766802.0    227.62      4.92       0.82         5         3          1         1002     5.0      8
OTD367E        651794.3    4766803.0    224.40      4.27       0.70        10         3          1         1004     2.0      8
OTD367E        651793.3    4766803.5    221.19      0.81       0.12        12         2          1         1009     5.0      8
OTD367E        651791.8    4766805.0    216.59      2.57       0.33         8         2          1         1014     5.0      8
OTD367E        651790.3    4766806.5    212.00      2.33       0.24         7         2          1         1019     5.0      8
OTD367E        651788.9    4766807.5    207.41      2.77       0.30         5         2          1         1024     5.0      8
OTD367E        651787.4    4766809.0    202.83      3.96       0.35         5         2          1         1029     5.0      8
OTD367E        651785.9    4766810.0    198.26      3.41       0.39         5         2          1         1034     5.0      8
OTD367E        651784.4    4766811.5    193.68      3.61       0.36         5         2          1         1039     5.0      8
OTD367E        651782.9    4766813.0    189.12      3.87       0.38         5         2          1         1044     5.0      8
OTD367E        651781.4    4766814.5    184.56      3.07       0.38         5         2          1         1049     5.0      8
OTD367E        651779.9    4766815.5    180.00      1.32       0.23         5         2          1         1054     5.0      8
OTD367E        651778.8    4766816.5    176.82      2.00       0.29        18         2          1         1056     2.0      8
OTD367E        651777.7    4766817.5    173.64      4.10       0.43        48         3          1         1061     5.0      8
OTD367E        651776.2    4766819.0    169.10      5.31       1.25        92         3          1         1066     5.0      8
OTD367E        651774.6    4766820.5    164.56      5.07       0.87        52         3          1         1071     5.0      8
OTD367E        651773.1    4766822.0    160.02      5.99       0.95         7         3          1         1076     5.0      8
OTD367E        651771.6    4766823.5    155.48      4.36       0.45        28         3          1         1081     5.0      8
OTD367E        651769.8    4766825.5    150.05      2.70       0.21        11         2          1         1087     5.0      8
OTD367E        651768.2    4766827.0    145.53      3.34       0.30         9         2          1         1092     5.0      8
OTD367E        651766.6    4766828.0    141.00      2.02       0.18         5         2          1         1097     5.0      8
OTD367E        651765.1    4766829.5    136.47      3.38       0.29        11         2          1         1102     5.0      8
OTD367E        651763.5    4766831.0    131.97      3.39       0.31        31         2          1         1107     5.0      8
OTD367E        651761.9    4766832.5    127.46      3.03       0.21        43         2          1         1112     5.0      8
OTD367E        651760.4    4766834.0    122.95      3.81       0.31        31         2          1         1117     5.0      8
OTD367E        651758.4    4766836.0    117.55      1.66       0.14        42         5          1         1123     5.0      8
OTD367E        651756.9    4766837.5    113.05      1.72       0.09        30         5          1         1128     5.0      8
OTD367E        651755.3    4766839.0    108.56      1.28       0.05        15         5          1         1133     5.0      8
OTD367E        651753.8    4766840.5    104.06      1.51       0.14        35         5          1         1138     5.0      8
OTD367E        651752.2    4766842.0     99.58      1.55       0.15        35         5          1         1143     5.0      8
OTD367E        651750.6    4766843.5     95.09      1.12       0.18        66         5          1         1148     5.0      8
OTD367E        651748.9    4766845.0     90.61      1.57       0.12        45         5          1         1153     5.0      8
OTD367E        651747.4    4766846.5     86.14      1.89       0.15        56         5          1         1158     5.0      8
OTD367E        651745.8    4766848.5     81.67      1.53       0.18        20         5          1         1163     5.0      8
OTD367E        651744.2    4766850.0     77.19      1.59       0.24        29         5          1         1168     5.0      8
OTD367E        651742.6    4766851.5     72.73      1.88       0.15       134         5          1         1173     5.0      8
OTD367E        651741.0    4766853.0     68.28      0.64       0.17        62         5          1         1178     5.0      8
OTD367E        651739.4    4766854.5     63.82      1.10       0.11       139         5          1         1183     5.0      8
OTD367E        651737.9    4766856.5     59.37      1.63       0.28        85         5          1         1188     5.0      8
OTD367E        651736.3    4766858.5     54.93      1.29       0.22       110         5          1         1193     5.0      8
OTD367E        651733.1    4766861.5     46.05      1.44       0.35        75         5          1         1203     5.0      8
OTD367E        651731.8    4766863.0     42.51      0.70       0.16        50         5          1         1206     3.0      8
OTD367F        651766.6    4766828.0    378.84      1.13       0.03        57         5          7          896     4.0      8
OTD367F        651764.1    4766831.0    376.14      2.89       0.13        15         2          7          901     5.0      8
OTD367F        651761.3    4766833.5    373.15      3.04       0.11        29         2          7          906     5.0      8
OTD367F        651758.6    4766836.5    370.16      3.51       0.10        22         2          1          911     5.0      8
OTD367F        651755.9    4766839.5    367.18      2.06       0.06        20         2          1          916     5.0      8
OTD367F        651753.1    4766842.5    364.20      4.00       0.17        75         2          1          921     5.0      8
OTD367F        651750.4    4766845.0    361.22      2.69       0.07         7         2          1          926     5.0      8
OTD367F        651747.7    4766848.0    358.24      1.08       0.01        13         2          1          931     5.0      8
OTD367F        651742.3    4766854.0    352.31      1.64       0.08         7         2          1          941     5.0      8
OTD367F        651739.6    4766857.0    349.35      1.35       0.06         9         2          1          946     5.0      8
OTD367F        651736.8    4766860.0    346.38      1.88       0.03         5         2          1          951     5.0      8
OTD367F        651734.1    4766863.0    343.44      2.41       0.06         5         2          1          956     5.0      8
OTD367F        651731.4    4766866.0    340.49      1.81       0.07         5         2          1          961     5.0      8
OTD367F        651728.8    4766869.0    337.54      2.71       0.22         5         2          1          966     5.0      8
OTD367F        651725.9    4766872.0    334.61      2.77       0.19         5         2          1          971     5.0      8
OTD367F        651723.1    4766874.5    331.70      2.35       0.20         5         2          1          976     5.0      8
OTD367F        651720.2    4766877.5    328.79      2.29       0.43         5         2          1          981     5.0      8
OTD367F        651717.3    4766881.0    325.87      4.25       0.51         5         2          1          986     5.0      8
OTD367F        651714.3    4766883.5    322.99      3.60       0.32         5         2          1          991     5.0      8
OTD367F        651711.2    4766886.5    320.12      2.06       0.27         5         2          1          996     5.0      8
OTD367F        651708.2    4766889.0    317.23      3.12       0.22        12         2          1         1001     5.0      8
OTD367F        651704.9    4766891.5    314.39      3.57       0.29        24         2          1         1006     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD367F        651701.7    4766894.0    311.55      3.73       0.37        17         2          1         1011     5.0      8
OTD367F        651698.4    4766896.5    308.71      1.49       0.14        16         2          1         1016     5.0      8
OTD367F        651695.2    4766899.0    305.87      2.50       0.28         8         2          1         1021     5.0      8
OTD367F        651691.9    4766901.5    303.02      2.42       0.18        16         2          1         1026     5.0      8
OTD367F        651688.6    4766904.0    300.22      3.28       0.30        14         2          1         1031     5.0      8
OTD367F        651685.4    4766906.5    297.42      2.82       0.15        10         2          1         1036     5.0      8
OTD367F        651675.5    4766914.0    289.03      1.63       0.19        26         2          1         1051     5.0      8
OTD367F        651672.1    4766916.5    286.27      0.92       0.11         8         2          1         1056     5.0      8
OTD367F        651668.8    4766919.0    283.52      2.27       0.25        30         2          1         1061     5.0      8
OTD367F        651665.4    4766921.0    280.77      2.44       0.16        17         2          1         1066     5.0      8
OTD367F        651662.1    4766923.5    278.04      2.10       0.18        24         2          1         1071     5.0      8
OTD367F        651658.8    4766926.5    275.31      2.40       0.28        45         2          1         1076     5.0      8
OTD367F        651655.4    4766929.0    272.61      2.14       0.14        67         2          1         1081     5.0      8
OTD367F        651652.1    4766931.5    269.91      2.01       0.10        45         2          1         1086     5.0      8
OTD367F        651648.8    4766934.0    267.21      2.46       0.13        22         2          1         1091     5.0      8
OTD367F        651645.8    4766936.5    264.78      1.02       0.08        22         5          1         1094     2.0      8
OTD367F        651624.3    4766952.5    248.03      1.54       0.15        32         5          1         1127     5.0      8
OTD367F        651620.8    4766955.0    245.36      1.61       0.19        54         5          1         1132     5.0      8
OTD367F        651456.1    4767078.0    112.97      0.99       0.14       167         5          1         1377     5.0      8
OTD367F        651452.8    4767080.5    110.24      1.53       0.15       167         5          1         1382     5.0      8
OTD367F        651449.4    4767083.5    107.51      1.81       0.18       169         5          1         1387     5.0      8
OTD367F        651446.1    4767086.0    104.77      1.39       0.14       107         5          1         1392     5.0      8
OTD367F        651442.8    4767088.5    102.03      1.31       0.12       163         5          1         1397     5.0      8
OTD367F        651439.4    4767090.5     99.30      0.97       0.09       213         5          1         1402     5.0      8
OTD367F        651436.1    4767093.0     96.55      0.77       0.09       163         5          1         1407     5.0      8
OTD367F        651432.7    4767095.5     93.81      0.72       0.09       205         5          1         1412     5.0      8
OTD367F        651429.3    4767098.5     91.07      0.77       0.08       211         5          1         1417     5.0      8
OTD367F        651425.9    4767101.0     88.31      0.79       0.08       157         5          1         1422     5.0      8
OTD367F        651422.6    4767103.5     85.56      1.34       0.20       148         5          1         1427     5.0      8
OTD367F        651419.3    4767106.0     82.80      1.56       0.22       132         5          1         1432     5.0      8
OTD367F        651416.1    4767108.0     80.05      1.66       0.22       191         5          1         1437     5.0      8
OTD367F        651412.8    4767110.5     77.29      2.30       0.40       169         5          1         1442     5.0      8
OTD367F        651409.6    4767113.5     74.52      1.86       0.36        82         5          1         1447     5.0      8
OTD367F        651406.3    4767116.5     71.76      1.73       0.27       115         5          1         1452     5.0      8
OTD367F        651403.1    4767119.0     68.99      1.73       0.26        93         5          1         1457     5.0      8
OTD367F        651399.3    4767122.5     65.66      1.84       0.21        66         4         14         1463     5.0      8
OTD367F        651396.1    4767124.5     62.89      1.74       0.24        71         4         14         1468     5.0      8
OTD367F        651392.8    4767127.5     60.11      1.34       0.15        85         4         14         1473     5.0      8
OTD367F        651389.6    4767130.0     57.33      1.25       0.20        60         4         14         1478     5.0      8
OTD367F        651386.4    4767132.5     54.55      1.31       0.27        46         4         14         1483     5.0      8
OTD367F        651383.1    4767135.5     51.77      1.75       0.94        41         4         14         1488     5.0      8
OTD367F        651380.3    4767137.5     49.26      1.27       1.58        67         4         14         1492     4.0      8
OTD367F        651377.4    4767140.0     46.75      0.78       0.26        41         6         14         1497     5.0      8
OTD367F        651374.1    4767143.0     43.96      0.65       0.19        31         6         14         1502     5.0      8
OTD367F        651370.9    4767145.5     41.17      0.90       0.22        25         6         14         1507     5.0      8
OTD367G        651757.0    4766838.5    355.67      1.89       0.08        16         7          1          923     3.0      8
OTD367G        651754.8    4766842.0    351.95      1.13       0.05         5         5          1          928     4.0      8
OTD367G        651752.9    4766844.5    348.91      3.99       0.17        10         2          1          933     5.0      8
OTD367G        651750.8    4766848.0    345.52      4.11       0.24         5         2          1          938     5.0      8
OTD367G        651748.7    4766851.0    342.14      4.38       0.78        20         2          1          943     5.0      8
OTD367G        651746.6    4766854.0    338.75      4.33       0.39        21         2          1          948     5.0      8
OTD367G        651744.6    4766857.0    335.37      0.97       0.06         5         2          1          953     5.0      8
OTD367G        651740.3    4766863.0    328.59      3.51       0.09         5         2          1          963     5.0      8
OTD367G        651738.1    4766866.0    325.19      1.44       0.13         5         2          1          968     3.0      8
OTD367G        651725.7    4766884.5    305.06      2.50       0.96        19         3          1       997.67     3.7      8
OTD367G        651723.7    4766887.5    301.67      6.08       1.56        23         3          1      1002.67     5.0      8
OTD367G        651721.6    4766890.0    298.28      4.54       1.24        38         3          1      1007.67     5.0      8
OTD367G        651719.7    4766893.0    294.88      2.28       0.53        13         3          1      1012.67     5.0      8
OTD367G        651717.7    4766896.0    291.49      2.55       0.69         7         3          1      1017.67     5.0      8
OTD367G        651715.8    4766899.0    288.09      3.36       1.07        12         3          1      1022.67     5.0      8
OTD367G        651713.8    4766902.0    284.70      2.94       0.93        20         3          1      1027.67     5.0      8
OTD367G        651712.3    4766904.5    282.22      3.19       0.73        14         3          1         1030     2.3      8
OTD367G        651710.9    4766907.0    279.78      3.55       0.45         8         2          1         1035     5.0      8
OTD367G        651709.0    4766910.0    276.46      3.36       0.26        10         2          1         1040     5.0      8
OTD367G        651707.1    4766913.5    273.13      1.90       0.16         6         2          1         1045     5.0      8
OTD367G        651705.1    4766916.5    269.80      1.64       0.11         6         2          1         1050     5.0      8
OTD367G        651703.2    4766919.5    266.51      2.41       0.13        38         2          1         1055     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD367G        651701.3    4766922.5    263.26      3.14       0.22        52         2          1         1060     5.0      8
OTD367G        651699.4    4766926.0    260.01      2.72       0.18        25         2         14         1065     5.0      8
OTD367G        651697.6    4766929.5    256.77      3.16       0.21        33         2         14         1070     5.0      8
OTD367G        651695.7    4766932.5    253.56      2.82       0.15        43         2         14         1075     5.0      8
OTD367G        651693.8    4766936.0    250.36      2.34       0.15        36         2         14         1080     5.0      8
OTD367G        651691.9    4766939.5    247.14      2.64       0.24        42         2         14         1085     5.0      8
OTD367G        651690.0    4766943.0    244.00      2.29       0.13        28         2         14         1090     5.0      8
OTD367G        651688.1    4766946.5    240.85      1.93       0.15        43         2         14         1095     5.0      8
OTD367G        651686.2    4766950.0    237.71      1.89       0.17        42         2         14         1100     5.0      8
OTD367G        651684.3    4766953.0    234.59      2.01       0.11        30         2         14         1105     5.0      8
OTD367G        651682.4    4766956.5    231.50      2.19       0.29        62         2         14         1110     5.0      8
OTD367G        651680.5    4766960.0    228.41      1.96       0.19        38         2         14         1115     5.0      8
OTD367G        651678.6    4766963.5    225.32      1.88       0.22        47         2         14         1120     5.0      8
OTD367G        651676.7    4766967.0    222.28      1.64       0.15        32         4         14         1125     5.0      8
OTD367G        651674.8    4766970.5    219.25      1.92       0.25        24         4         14         1130     5.0      8
OTD367G        651672.8    4766974.0    216.20      1.62       0.17        34         4         14         1135     5.0      8
OTD367G        651667.1    4766984.5    207.26      0.75       0.09        20         4         14         1150     5.0      8
OTD367G        651665.2    4766987.5    204.28      1.08       0.10        56         4         14         1155     5.0      8
OTD367G        651663.3    4766991.5    201.36      1.65       0.16        96         4         14         1160     5.0      8
OTD367G        651661.4    4766995.0    198.44      2.05       0.29        70         4         14         1165     5.0      8
OTD367G        651659.4    4766998.5    195.52      3.47       1.11        18         4         14         1170     5.0      8
OTD367G        651657.6    4767002.5    192.62      2.92       0.77        28         4         14         1175     5.0      8
OTD367G        651655.6    4767006.0    189.76      1.29       0.25        32         4         14         1180     5.0      8
OTD367G        651653.8    4767010.0    186.89      1.20       0.16        59         4         14         1185     5.0      8
OTD367G        651628.3    4767060.0    149.54      1.50       0.20       121         4         14         1253     5.0      8
OTD367G        651626.5    4767063.5    146.95      1.46       0.13        57         4         14         1258     5.0      8
OTD367G        651624.7    4767067.5    144.36      0.80       0.15        44         4         14         1263     5.0      8
OTD367G        651622.9    4767071.5    141.76      0.82       0.16       113         4         14         1268     5.0      8
OTD367G        651621.1    4767075.5    139.21      1.02       0.23        92         4         14         1273     5.0      8
OTD367G        651614.1    4767091.0    129.21      0.96       0.25        70         4         14         1293     5.0      8
OTD367G        651612.3    4767095.0    126.77      0.75       0.21        83         4         14         1298     5.0      8
OTD367G        651610.6    4767099.0    124.32      0.66       0.18        45         4         14         1303     5.0      8
OTD367G        651608.9    4767103.0    121.90      1.03       0.20       147         4         14         1308     5.0      8
OTD367G        651607.2    4767107.0    119.53      1.02       0.22       130         4         14         1313     5.0      8
OTD367G        651605.4    4767111.5    117.17      0.99       0.20       130         4         14         1318     5.0      8
OTD367G        651603.8    4767115.5    114.80      0.78       0.11       184         4         14         1323     5.0      8
OTD367G        651602.1    4767120.0    112.42      1.01       0.20       163         4         14         1328     5.0      8
OTD367G        651600.4    4767124.0    110.13      1.14       0.18       164         4         14         1333     5.0      8
OTD367G        651598.8    4767128.0    107.84      1.16       0.19       100         4         14         1338     5.0      8
OTD367G        651597.1    4767132.0    105.54      0.73       0.14       117         4         14         1343     5.0      8
OTD367G        651595.4    4767136.5    103.25      1.10       0.21       162         4         14         1348     5.0      8
OTD367G        651593.6    4767140.5    100.96      0.69       0.20       703         4         14         1353     5.0      8
OTD367G        651592.0    4767144.5     98.75      1.40       0.22       384         4         14         1358     5.0      8
OTD367G        651590.3    4767149.0     96.54      1.30       0.26       224         4         14         1363     5.0      8
OTD367G        651588.8    4767153.0     94.32      0.89       0.15        67         4         14         1368     5.0      8
OTD367G        651587.1    4767157.0     92.12      1.07       0.20        89         4         14         1373     5.0      8
OTD367G        651585.4    4767161.0     89.92      1.16       0.21       104         4         14         1378     5.0      8
OTD367G        651583.8    4767165.5     87.72      1.00       0.15        50         4         14         1383     5.0      8
OTD367G        651582.1    4767169.5     85.53      0.80       0.16       126         4         14         1388     5.0      8
OTD367G        651580.4    4767174.0     83.35      1.29       0.26        80         4         14         1393     5.0      8
OTD367G        651578.8    4767178.0     81.16      1.77       0.44        89         4         14         1398     5.0      8
OTD367G        651577.1    4767182.5     78.98      1.08       0.27        40         4         14         1403     5.0      8
OTD367G        651572.0    4767195.0     72.47      0.63       0.13        43         4         14         1418     5.0      8
OTD367G        651566.9    4767207.5     65.98      0.62       0.24        17         4         14         1433     5.0      8
OTD367G        651558.3    4767229.5     54.80      1.10       0.13       163         4         14         1459     5.0      8
OTD367G        651556.6    4767233.5     52.66      0.86       0.15       253         4         14         1464     5.0      8
OTD367G        651554.9    4767237.5     50.52      1.86       0.20       118         4         14         1469     5.0      8
OTD367G        651553.3    4767242.5     48.40      2.10       0.25        94         4         14         1474     5.0      8
OTD367G        651551.6    4767246.5     46.31      1.81       0.20       245         4         14         1479     5.0      8
OTD367G        651549.9    4767251.0     44.22      0.74       0.18       151         4         14         1484     5.0      8
OTD367G        651548.3    4767255.0     42.14      1.16       0.23       126         4         14         1489     5.0      8
OTD367G        651546.9    4767258.5     40.47      1.27       0.19       125         4         14         1492     3.0      8
OTD367G        651545.6    4767262.0     38.84      1.13       0.20        59         5          1         1497     5.0      8
OTD367G        651543.9    4767266.0     36.80      1.36       0.25        60         5          1         1502     5.0      8
OTD367G        651542.2    4767270.5     34.76      1.91       0.26        42         5          1         1507     5.0      8
OTD367G        651540.5    4767274.5     32.72      1.88       0.30        43         5          1         1512     5.0      8
OTD367G        651538.9    4767278.5     30.92      1.46       0.16       208         5          1         1516     4.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD367G        651537.6    4767282.0     29.33      1.79       0.31       121         4         14         1520     4.0      8
OTD367G        651536.6    4767284.5     28.14      1.64       0.24        82         5          1         1522     2.0      8
OTD367G        651535.3    4767287.5     26.74      1.97       0.24        63         4         14         1527     5.0      8
OTD367G        651533.6    4767291.5     24.75      1.99       0.28        56         4         14         1532     5.0      8
OTD367G        651531.8    4767295.5     22.81      1.72       0.15        53         4         14         1537     5.0      8
OTD367G        651530.1    4767300.0     20.87      2.00       0.25        26         4         14         1542     5.0      8
OTD367G        651528.3    4767304.0     18.93      1.99       0.23        40         4         14         1547     5.0      8
OTD367G        651526.6    4767308.5     16.98      2.12       0.27        54         4         14         1552     5.0      8
OTD367G        651524.8    4767313.0     15.09      1.92       0.28        32         4         14         1557     5.0      8
OTD367G        651523.0    4767317.0     13.20      1.48       0.26        23         4         14         1562     5.0      8
OTD367G        651521.3    4767321.5     11.31      1.95       0.21        28         4         14         1567     5.0      8
OTD367G        651519.4    4767325.5      9.41      1.58       0.19        41         4         14         1572     5.0      8
OTD367G        651517.6    4767330.0      7.54      2.08       0.27        29         4         14         1577     5.0      8
OTD367G        651515.9    4767334.5      5.78      2.00       0.26        27         4         14         1582     5.0      8
OTD367G        651514.1    4767338.5      4.02      1.97       0.32        33         4         14         1587     5.0      8
OTD367G        651512.4    4767343.0      2.26      1.81       0.27        49         4         14         1592     5.0      8
OTD367G        651510.6    4767347.5      0.51      2.68       0.30        40         4         14         1597     5.0      8
OTD367G        651508.8    4767351.5     -1.27      2.86       0.33        44         4         14         1602     5.0      8
OTD367G        651507.1    4767356.0     -2.88      1.95       0.26        43         4         14         1607     5.0      8
OTD367G        651505.3    4767360.0     -4.49      1.47       0.20        35         4         14         1612     5.0      8
OTD367G        651503.6    4767364.5     -6.11      1.36       0.17        22         4         14         1617     5.0      8
OTD367G        651501.8    4767369.0     -7.73      1.43       0.18        47         4         14         1622     5.0      8
OTD367G        651500.3    4767373.5     -9.26      1.51       0.17        73         4         14         1627     5.0      8
OTD367G        651498.9    4767378.0    -10.79      1.66       0.22        68         4         14         1632     5.0      8
OTD367G        651497.4    4767382.5    -12.32      1.70       0.19        53         5          1         1637     5.0      8
OTD367G        651495.9    4767387.0    -13.86      1.92       0.25        86         5          1         1642     5.0      8
OTD367G        651494.6    4767391.5    -15.31      1.55       0.18        83         5          1         1647     5.0      8
OTD367G        651493.4    4767396.0    -16.76      1.78       0.22        50         5          1         1652     5.0      8
OTD367G        651492.2    4767400.5    -18.21      1.60       0.22        48         5          1         1657     5.0      8
OTD367G        651491.0    4767405.5    -19.67      1.92       0.20        50         5          1         1662     5.0      8
OTD367G        651490.0    4767410.5    -21.04      1.68       0.24        77         5          1         1667     5.0      8
OTD367G        651489.1    4767415.0    -22.40      1.87       0.31        41         5          1         1672     5.0      8
OTD367G        651488.1    4767419.5    -23.77      1.85       0.22        49         5          1         1677     5.0      8
OTD367G        651487.2    4767424.5    -25.15      1.52       0.17        33         5          1         1682     5.0      8
OTD367G        651485.9    4767429.0    -26.41      2.03       0.21        27         5          1         1687     5.0      8
OTD367G        651484.6    4767434.0    -27.66      2.09       0.27        42         5          1         1692     5.0      8
OTD367G        651483.5    4767438.0    -28.80      1.61       0.19        26         5          1         1696     4.0      8
OTD367G        651482.3    4767442.5    -29.93      1.63       0.25        39         4         14         1701     5.0      8
OTD367G        651481.1    4767447.0    -31.19      1.98       0.44        63         4         14         1706     5.0      8
OTD367G        651479.9    4767451.0    -32.32      2.05       0.41        60         4         14         1710     4.0      8
OTD367G        651478.8    4767455.5    -33.45      1.58       0.26        66         5          1         1715     5.0      8
OTD367G        651477.5    4767460.0    -34.71      1.89       0.32        76         5          1         1720     5.0      8
OTD367G        651476.3    4767464.5    -35.97      1.03       0.15        53         5          1         1725     5.0      8
OTD367G        651474.9    4767469.5    -37.22      1.28       0.13        55         5          1         1730     5.0      8
OTD367G        651473.7    4767474.0    -38.48      0.98       0.11        43         5          1         1735     5.0      8
OTD367G        651472.4    4767478.5    -39.74      1.16       0.11        83         5          1         1740     5.0      8
OTD367G        651471.1    4767483.5    -41.00      0.96       0.17       247         5          1         1745     5.0      8
OTD367G        651469.8    4767488.0    -42.25      1.74       0.38       148         5          1         1750     5.0      8
OTD367G        651468.6    4767492.5    -43.51      1.34       0.23        95         5          1         1755     5.0      8
OTD367G        651467.3    4767497.5    -44.77      1.53       0.18        69         5          1         1760     5.0      8
OTD367G        651466.2    4767501.5    -45.88      0.69       0.10        60         7          1       1763.8     3.8      8
OTD377         651674.4    4766302.0    375.62      1.13       0.24        36         6         14          869     5.0      8
OTD377         651672.9    4766304.0    371.29      0.73       0.26        36         6         14          874     5.0      8
OTD377         651671.4    4766306.0    366.96      0.96       0.29        59         6         14          879     5.0      8
OTD377         651669.8    4766308.0    362.66      0.74       0.41        21         6         14          884     5.0      8
OTD377         651668.2    4766310.0    358.37      0.80       0.18        25         6         14          889     5.0      8
OTD377         651666.6    4766312.0    354.08      0.70       0.12        63         6         14          894     5.0      8
OTD377         651665.1    4766314.0    349.78      0.73       0.12        31         6         14          899     5.0      8
OTD377         651663.5    4766316.0    345.50      0.86       0.39        63         6         14          904     5.0      8
OTD377         651662.1    4766318.0    341.67      1.01       0.43        15         6         14          908     4.0      8
OTD377         651659.0    4766322.0    333.58      0.69       0.24        16        10         14          918     5.0      8
OTD383         651808.6    4767004.0    134.90      1.50       0.06        17        10          7         1090     5.0      8
OTD383         651807.4    4767005.0    130.11      0.69       0.03        21        10          7         1095     5.0      8
OTD383         651806.3    4767005.5    125.33      0.74       0.03        25        10          7         1100     5.0      8
OTD383         651803.9    4767008.0    115.75      0.89       0.04        43        10          7         1110     5.0      8
OTD383         651800.0    4767011.0     99.48      1.11       0.08        47         7          7         1127     5.0      8
OTD383         651797.8    4767012.5     90.38      0.68       0.04        24         7          7         1136     4.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD383         651796.8    4767013.0     86.07      1.23       0.06        24         5          7         1141     5.0      8
OTD383         651795.6    4767014.0     81.28      0.74       0.04        19         5          7         1146     5.0      8
OTD383         651794.4    4767014.5     76.50      3.28       0.15        18         2          7         1151     5.0      8
OTD383         651793.3    4767015.5     71.71      5.68       0.15        13         2          7         1156     5.0      8
OTD383         651792.1    4767016.0     66.92      3.39       0.25        20         2          1         1161     5.0      8
OTD383         651790.9    4767017.0     62.13      3.70       0.23       361         2          1         1166     5.0      8
OTD383         651789.9    4767018.5     57.35      2.99       0.19        66         2          1         1171     5.0      8
OTD383         651788.7    4767019.5     52.56      3.46       0.22        41         2          1         1176     5.0      8
OTD383         651787.6    4767020.0     47.77      2.64       0.18        42         2          1         1181     5.0      8
OTD383         651786.4    4767021.0     42.98      2.65       0.18        38         2          1         1186     5.0      8
OTD383         651785.3    4767022.0     38.19      1.39       0.09        26         5          1         1191     5.0      8
OTD383         651784.3    4767022.5     34.17      1.50       0.11        44         5          1       1194.4     3.4      8
OTD383B        651878.3    4766973.0    -36.03      0.69       0.03        45         5          7         1241     5.0      8
OTD383B        651877.8    4766973.0    -40.99      1.03       0.03        57         5          7         1246     5.0      8
OTD383B        651877.3    4766973.5    -45.96      1.00       0.04        87         2          7         1251     5.0      8
OTD383B        651876.8    4766973.5    -51.92      1.82       0.14        59         2          7         1257     5.0      8
OTD383B        651876.3    4766974.0    -56.88      0.70       0.15         9         2          7         1262     5.0      8
OTD383B        651875.9    4766974.0    -61.85      2.16       0.30        24         2          1         1267     5.0      8
OTD383B        651875.4    4766974.5    -66.82      2.65       0.28         7         2          1         1272     5.0      8
OTD383B        651875.0    4766975.0    -71.78      2.18       0.22        14         2          1         1277     5.0      8
OTD383B        651874.5    4766976.0    -76.75      1.49       0.19        14         2          1         1282     4.2      8
OTD383B        651874.1    4766976.0    -81.72      1.91       0.28        19         2          1         1287     2.6      8
OTD383B        651873.6    4766976.5    -86.68      1.50       0.12        19         2          1         1292     4.8      8
OTD383B        651873.1    4766977.0    -91.65      1.62       0.14        10         2          1         1297     5.0      8
OTD383B        651872.7    4766977.0    -96.61      1.86       0.14        69         2          1         1302     5.0      8
OTD383C        651881.6    4766988.0     46.61      0.63       0.02        25        10          7         1160     5.0      8
OTD383C        651875.3    4766996.0    -22.62      0.62       0.02        36        10          7         1230     5.0      8
OTD383C        651873.0    4766999.0    -48.33      0.64       0.01        49         7          7         1256     5.0      8
OTD383C        651872.6    4766999.5    -53.27      1.68       0.03        55         5          7         1261     5.0      8
OTD383C        651872.1    4767000.5    -58.22      1.52       0.18        28         5          1         1266     5.0      8
OTD383C        651871.8    4767001.0    -63.16      2.32       0.28        22         2          1         1271     5.0      8
OTD383C        651870.9    4767002.0    -73.05      1.88       0.27        17         2          1         1281     5.0      8
OTD383C        651870.4    4767002.5    -77.99      1.62       0.31        25         2          1         1286     5.0      8
OTD383C        651870.0    4767003.5    -82.94      1.41       0.14         9         2          1         1291     5.0      8
OTD383C        651869.5    4767004.0    -87.88      1.71       0.24        45         2          1         1296     5.0      8
OTD383C        651869.1    4767004.5    -92.83      2.41       0.46        43         2          1         1301     5.0      8
OTD383C        651868.6    4767005.0    -97.77      3.24       0.80        74         2          1         1306     5.0      8
OTD383C        651868.3    4767005.5   -102.07      2.64       0.43       126         2          1       1309.7     3.7      8
OTD383D        651871.9    4767023.0    -51.57      0.75       0.03        19         7          7         1263     5.0      8
OTD383D        651871.5    4767024.0    -55.50      0.75       0.09         8         7          1         1266     3.0      8
OTD383D        651871.1    4767024.5    -59.43      1.09       0.09        15         5          1         1271     5.0      8
OTD383D        651870.3    4767026.0    -69.25      1.95       0.32        29         5          1         1281     5.0      8
OTD383D        651869.7    4767027.0    -75.15      3.01       0.23         7         2          1         1287     5.0      8
OTD383D        651869.3    4767028.0    -80.06      2.38       0.23        27         2          1         1292     5.0      8
OTD383D        651868.8    4767028.5    -84.97      2.38       0.34        49         2          1         1297     5.0      8
OTD383D        651868.4    4767030.0    -89.88      3.41       0.56       126         2          1         1302     5.0      8
OTD383D        651867.9    4767031.0    -94.79      3.78       0.61        84         2          1         1307     5.0      8
OTD383D        651867.4    4767031.5    -99.70      3.54       0.56        72         2          1         1312     5.0      8
OTD383D        651866.9    4767032.0   -104.61      3.96       0.39        76         2          1         1317     5.0      8
OTD383D        651866.5    4767033.0   -109.52      3.57       0.62        70         2          1         1322     5.0      8
OTD383D        651866.0    4767034.0   -114.43      2.60       0.59        62         2          1         1327     5.0      8
OTD383D        651865.5    4767034.5   -119.34      2.22       0.33        48         2          1         1332     5.0      8
OTD383D        651865.1    4767035.5   -124.25      2.98       0.58        80         2          1         1337     5.0      8
OTD383D        651864.6    4767036.5   -129.15      3.30       0.42        99         2          1         1342     5.0      8
OTD383D        651864.1    4767037.0   -134.06      2.62       0.42        45         2          1         1347     5.0      8
OTD383D        651863.7    4767038.0   -137.98      2.27       0.38        21         2          1         1350     3.0      8
OTD383D        651863.3    4767038.5   -141.90      1.70       0.58        17         5          1         1355     5.0      8
OTD383D        651862.8    4767039.5   -146.80      1.89       0.41        24         5          1         1360     5.0      8
OTD383D        651862.3    4767040.5   -151.71      1.12       0.21        34         5          1         1365     5.0      8
OTD383D        651861.8    4767041.0   -156.61      1.26       0.24        47         5          1         1370     5.0      8
OTD383D        651861.3    4767042.0   -161.51      1.17       0.23        38         5          1         1375     5.0      8
OTD383D        651860.8    4767043.0   -166.41      1.20       0.47        27         5          1         1380     5.0      8
OTD383D        651860.3    4767044.0   -171.32      1.01       0.35        35         5          1         1385     5.0      8
OTD383D        651859.8    4767044.5   -176.22      0.85       0.24        39         5          1         1390     5.0      8
OTD383D        651859.3    4767045.5   -181.12      0.87       0.11        35         5          1         1395     5.0      8
OTD383D        651858.8    4767046.5   -186.02      0.91       0.12        31         5          1         1400     5.0      8
OTD383D        651858.3    4767047.5   -190.93      0.81       0.14        33         5          1         1405     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD383D        651857.8    4767048.0   -195.83      0.98       0.21        22         5          1         1410     5.0      8
OTD383D        651857.3    4767049.0   -200.73      1.53       0.19        22         4         14         1415     5.0      8
OTD383D        651856.8    4767050.0   -205.63      1.86       0.22        40         4         14         1420     5.0      8
OTD383D        651856.3    4767051.0   -210.54      1.09       0.14        30         4         14         1425     5.0      8
OTD383D        651855.8    4767051.5   -215.44      1.27       0.08        36         4         14         1430     5.0      8
OTD383D        651855.3    4767052.0   -220.34      1.48       0.09        42         4         14         1435     5.0      8
OTD383D        651854.8    4767053.0   -225.24      1.18       0.22        35         4         14         1440     5.0      8
OTD383D        651854.3    4767054.0   -230.14      1.04       0.18        27         4         14         1445     5.0      8
OTD383D        651853.9    4767055.0   -235.05      1.20       0.19        31         4         14         1450     5.0      8
OTD383D        651853.4    4767056.0   -239.95      0.93       0.11        48         4         14         1455     5.0      8
OTD383D        651852.9    4767056.5   -244.85      1.01       0.13        22         4         14         1460     5.0      8
OTD383D        651852.4    4767057.5   -249.75      1.18       0.25        22         4         14         1465     5.0      8
OTD383D        651852.0    4767058.5   -254.66      1.20       0.17        20         4         14         1470     5.0      8
OTD383D        651851.5    4767059.5   -259.57      1.09       0.17        21         4         14         1475     5.0      8
OTD383D        651851.1    4767060.0   -264.48      1.16       0.17        29         4         14         1480     5.0      8
OTD383D        651850.6    4767061.5   -269.39      1.13       0.21        10         4         14         1485     5.0      8
OTD383D        651850.1    4767062.0   -274.31      1.11       0.16        18         4         14         1490     5.0      8
OTD383D        651849.7    4767063.0   -279.23      1.03       0.10        20         4         14         1495     5.0      8
OTD383D        651849.3    4767063.5   -284.15      1.02       0.13        15         4         14         1500     5.0      8
OTD383D        651848.8    4767064.5   -289.08      1.20       0.22        24         4         14         1505     5.0      8
OTD383D        651848.3    4767065.5   -294.99      1.10       0.28        23         6         14         1511     5.0      8
OTD383D        651847.8    4767066.0   -299.92      0.99       0.20        26         6         14         1516     5.0      8
OTD383D        651847.4    4767067.0   -304.85      0.89       0.19        41         6         14         1521     5.0      8
OTD383D        651846.9    4767067.5   -309.78      0.68       0.77        36         6         14         1526     5.0      8
OTD383D        651846.6    4767068.0   -314.71      0.87       0.15        28         6         14         1531     5.0      8
OTD383D        651844.9    4767071.5   -334.43      0.64       0.12        25         6         14         1551     5.0      8
OTD383D        651844.6    4767072.0   -339.36      0.89       0.17        27         6         14         1556     5.0      8
OTD383D        651844.2    4767073.0   -344.29      0.79       0.09        39         6         14         1561     5.0      8
OTD383D        651843.5    4767074.5   -354.16      0.68       0.12        73         6         14         1571     5.0      8
OTD383D        651843.1    4767075.0   -359.09      0.90       0.17        67         6         14         1576     5.0      8
OTD383D        651842.8    4767075.5   -363.33      0.62       0.06        38         6         14       1579.6     3.6      8
OTD396         651573.3    4766923.0    362.92      2.37       0.19        24         2          1          809     5.0      8
OTD396         651573.4    4766922.5    356.96      3.50       0.33        27         3          1          815     5.0      8
OTD396         651573.4    4766922.0    351.99      2.86       0.44        37         3          1          820     5.0      8
OTD396         651573.4    4766921.0    347.02      3.00       0.26        35         2          1          825     5.0      8
OTD396         651573.4    4766920.5    342.06      2.83       0.15        30         2          1          830     5.0      8
OTD396         651573.4    4766920.0    337.09      2.74       0.13        25         2          1          835     5.0      8
OTD396         651573.4    4766919.5    332.13      2.20       0.18         5         2          1          840     5.0      8
OTD396         651573.5    4766919.0    327.16      0.91       0.04        10         2          1          845     5.0      8
OTD396         651573.5    4766918.0    321.21      3.26       0.70        51         3          1          851     5.0      8
OTD396         651573.6    4766917.5    316.24      3.36       0.76        73         3          1          856     5.0      8
OTD396         651573.6    4766917.0    312.77      2.93       0.74        26         3          1          858     2.0      8
OTD396         651573.6    4766916.5    309.29      0.73       0.07        16         2          1          863     5.0      8
OTD396         651573.6    4766916.0    304.33      3.43       0.38        19         2          1          868     5.0      8
OTD396         651573.6    4766915.5    299.37      3.25       0.29        22         2          1          873     5.0      8
OTD396         651573.6    4766914.5    294.41      2.16       0.14        34         2          1          878     5.0      8
OTD396         651573.6    4766913.0    284.49      2.03       0.29        18         2          1          888     5.0      8
OTD396         651573.6    4766912.5    279.53      2.89       0.20        18         2          1          893     5.0      8
OTD396         651573.6    4766912.0    274.57      3.35       0.49        93         2          1          898     5.0      8
OTD396         651573.6    4766911.5    270.10      2.58       0.46         9         2          1          902     4.0      8
OTD396         651573.6    4766910.5    265.64      1.60       0.19        27         5          1          907     5.0      8
OTD396         651573.6    4766908.5    247.80      1.91       0.17        21         5          1          925     5.0      8
OTD396         651573.5    4766908.0    243.84      0.88       0.09        13         5          1          928     3.0      8
OTD396         651573.4    4766906.5    230.95      0.85       0.08       126        10          1          941     3.0      8
OTD402         651327.5    4767330.0    326.37      1.14       0.12       120         7          1          851     5.0      8
OTD402         651327.8    4767329.5    321.39      1.02       0.08       112         7          1          856     5.0      8
OTD402         651328.9    4767327.5    302.50      1.00       0.05        35         5          1          875     5.0      8
OTD402         651329.3    4767327.0    297.53      1.60       0.11        89         5          1          880     5.0      8
OTD402         651329.6    4767327.0    292.56      1.51       0.07        49         5          1          885     5.0      8
OTD402         651329.8    4767326.5    287.59      1.04       0.05       101         5          1          890     5.0      8
OTD402         651330.1    4767326.0    282.62      1.04       0.08        69         5          1          895     5.0      8
OTD402         651330.4    4767325.5    277.65      1.20       0.12        64         5          1          900     5.0      8
OTD402         651330.7    4767324.5    272.68      0.95       0.06        69         5          1          905     5.0      8
OTD402         651331.9    4767322.5    252.80      1.46       0.18        66         5          1          925     5.0      8
OTD402         651332.4    4767321.5    241.87      0.86       0.08       102         7          1          936     5.0      8
OTD405         651177.4    4766832.5    679.03      0.68       0.07        22        10          1          500     5.0      8
OTD405         651178.0    4766832.0    674.10      0.84       0.08        47        10          1          505     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD405         651182.7    4766829.0    639.56      0.67       0.02        60        10          1          540     5.0      8
OTD405         651184.1    4766828.0    629.70      0.63       0.03        78        10          1          550     5.0      8
OTD409         651643.9    4767205.5    281.95      1.46       0.02        20        10          7          888     5.0      8
OTD409         651644.1    4767205.0    276.96      1.11       0.03        51        10          7          893     5.0      8
OTD409         651644.9    4767203.5    255.01      0.97       0.02        32         7          7          915     5.0      8
OTD409         651645.1    4767203.5    250.02      1.01       0.02        28         7          1          920     5.0      8
OTD409         651645.5    4767202.5    235.05      0.75       0.01        12         7          1          935     5.0      8
OTD409         651645.7    4767202.5    230.06      0.86       0.01        17         7          1          940     5.0      8
OTD409         651645.9    4767202.0    225.07      1.10       0.02        20         7          1          945     5.0      8
OTD409         651646.1    4767202.0    220.08      1.22       0.01        17         7          1          950     5.0      8
OTD409         651646.2    4767201.5    215.09      1.08       0.01        28         7          1          955     5.0      8
OTD409         651646.8    4767200.5    199.12      1.19       0.01        16         5          1          971     5.0      8
OTD409         651646.9    4767200.5    194.13      1.23       0.02        21         5          1          976     5.0      8
OTD409         651647.1    4767200.5    189.14      1.22       0.04        36         5          1          981     5.0      8
OTD409         651647.6    4767199.0    174.18      1.33       0.02        17         5          1          996     5.0      8
OTD409         651647.8    4767198.5    169.19      1.09       0.01        99         5          1         1001     5.0      8
OTD409         651648.0    4767198.5    164.20      1.10       0.01        81         5          1         1006     5.0      8
OTD409         651648.2    4767198.0    159.22      1.48       0.03        18         5          1         1011     5.0      8
OTD409         651648.3    4767198.0    154.23      1.28       0.03         9         5          1         1016     5.0      8
OTD409         651648.5    4767197.5    149.24      1.34       0.06         9         5          1         1021     5.0      8
OTD409         651648.7    4767197.0    144.26      1.34       0.07        15         2          1         1026     5.0      8
OTD409         651648.9    4767197.0    139.27      2.34       0.05        10         2          1         1031     5.0      8
OTD409         651649.0    4767196.5    134.28      3.37       0.05        14         2          1         1036     5.0      8
OTD409         651649.2    4767196.0    129.30      2.70       0.07         9         2          1         1041     5.0      8
OTD409         651649.4    4767195.5    124.31      1.63       0.05         5         2          1         1046     5.0      8
OTD409         651649.6    4767195.5    119.33      2.59       0.07         7         2          1         1051     5.0      8
OTD409         651649.8    4767195.0    114.34      1.42       0.08        16         2          1         1056     5.0      8
OTD409         651649.9    4767194.0    109.36      2.60       0.15        42         2          1         1061     5.0      8
OTD409         651650.0    4767194.0    104.38      2.71       0.08        24         2          1         1066     5.0      8
OTD409         651650.4    4767193.0     94.41      1.53       0.14        11         5          1         1076     5.0      8
OTD409         651650.6    4767192.5     85.43      1.35       0.31        17         5          1         1084     3.0      8
OTD409         651650.8    4767192.0     81.45      2.32       1.05       103         4          1         1089     5.0      8
OTD409         651650.9    4767191.5     76.46      1.74       0.57        59         4          1         1094     5.0      8
OTD409         651651.1    4767191.0     71.48      1.83       0.65       106         4          1         1099     5.0      8
OTD409         651651.2    4767190.5     66.49      0.75       0.16        16         4          1         1104     5.0      8
OTD409         651651.3    4767190.5     61.51      0.83       0.36        12         4          1         1109     5.0      8
OTD409         651651.5    4767190.0     56.52      1.87       0.65        94         3          1         1114     5.0      8
OTD409         651651.6    4767190.0     51.54      2.67       1.55        71         3          1         1119     5.0      8
OTD409         651651.8    4767189.5     46.55      3.66       2.16        62         3          1         1124     5.0      8
OTD409         651651.9    4767189.0     41.57      3.71       1.64        70         3          1         1129     5.0      8
OTD409         651652.1    4767189.0     36.59      3.96       2.15        61         3          1         1134     5.0      8
OTD409         651652.2    4767188.5     31.60      3.62       1.94        47         3          1         1139     5.0      8
OTD409         651652.4    4767188.0     26.62      3.29       1.86       158         3          1         1144     5.0      8
OTD409         651652.5    4767187.5     21.64      4.63       2.59        99         3          1         1149     5.0      8
OTD409         651652.6    4767187.0     16.66      4.94       2.79        65         3          1         1154     5.0      8
OTD409         651652.8    4767186.5     11.67      4.52       2.47        53         3          1         1159     5.0      8
OTD409         651653.0    4767186.5      6.69      3.55       1.60        52         3          1         1164     5.0      8
OTD409         651653.2    4767186.0      1.71      2.45       1.28        31         3          1         1169     5.0      8
OTD409         651653.3    4767185.5     -3.27      1.33       0.59        22         3          1         1174     5.0      8
OTD409         651653.5    4767185.0     -8.25      3.50       1.91        72         3          1         1179     5.0      8
OTD409         651653.6    4767185.0    -12.74      1.07       0.16        18         2          1         1182     2.0      8
OTD409         651653.8    4767184.5    -16.23      0.62       0.22        59         4         14         1187     5.0      8
OTD409         651653.9    4767184.0    -21.21      0.99       0.33        74         4         14         1192     5.0      8
OTD409A        651754.9    4767205.0    195.74      1.41       0.01        38        10          7          990     5.0      8
OTD409A        651756.1    4767205.0    190.90      1.43       0.06       126        10          7          995     5.0      8
OTD409A        651757.3    4767204.5    186.05      1.42       0.02       112        10          7         1000     5.0      8
OTD409A        651759.6    4767204.0    176.35      0.78       0.02        33        10          7         1010     5.0      8
OTD409A        651776.9    4767198.5    103.60      0.62       0.02        91        10          7         1085     5.0      8
OTD409A        651794.6    4767191.0     27.95      1.61       0.02       127         7          7         1163     5.0      8
OTD409A        651795.8    4767190.5     23.10      0.81       0.01       120         7          7         1168     5.0      8
OTD409A        651796.9    4767190.0     18.25      0.85       0.02       195         7          7         1173     5.0      8
OTD409A        651798.0    4767190.0     13.40      1.04       0.02       156         7          7         1178     5.0      8
OTD409A        651799.2    4767189.0      8.55      0.82       0.01       137         7          7         1183     5.0      8
OTD409A        651800.3    4767188.5      3.70      0.76       0.01       115         7          7         1188     5.0      8
OTD409A        651801.5    4767188.0     -1.15      0.85       0.02        44         7          7         1193     5.0      8
OTD409A        651802.6    4767187.5     -5.99      0.94       0.02        32         7          7         1198     5.0      8
OTD409A        651803.8    4767187.5    -10.84      1.09       0.01        38         7          7         1203     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD409A        651804.8    4767187.0    -15.68      1.04       0.02       140         7          7         1208     5.0      8
OTD409A        651806.0    4767186.5    -20.53      1.33       0.02        60         7          7         1213     5.0      8
OTD409A        651807.2    4767185.5    -25.37      1.29       0.01        23         7          7         1218     5.0      8
OTD409A        651808.3    4767185.0    -30.21      1.34       0.01        58         7          7         1223     5.0      8
OTD409A        651809.5    4767185.0    -35.06      1.32       0.03        57         7          7         1228     5.0      8
OTD409A        651810.5    4767184.5    -39.41      0.93       0.01        73         7          1         1232     4.0      8
OTD409A        651811.6    4767184.0    -43.77      1.29       0.02        35         5          1         1237     5.0      8
OTD409A        651812.8    4767183.5    -48.60      1.16       0.01        30         5          1         1242     5.0      8
OTD409A        651814.0    4767183.0    -53.43      1.46       0.01        30         5          1         1247     5.0      8
OTD409A        651815.2    4767182.5    -58.26      1.75       0.02        18         5          1         1252     5.0      8
OTD409A        651816.4    4767182.5    -63.08      1.67       0.02        15         5          1         1257     5.0      8
OTD409A        651817.7    4767182.0    -67.89      1.46       0.02        29         5          1         1262     5.0      8
OTD409A        651818.9    4767181.5    -72.71      1.68       0.04        24         5          1         1267     5.0      8
OTD409A        651820.2    4767180.5    -77.53      2.06       0.05        22         5          1         1272     5.0      8
OTD409A        651821.5    4767180.0    -82.33      1.48       0.03        18         5          1         1277     5.0      8
OTD409A        651822.8    4767179.5    -87.13      1.10       0.02        27         5          1         1282     5.0      8
OTD409A        651824.1    4767179.0    -91.93      0.85       0.03        17         5          1         1287     5.0      8
OTD409A        651825.3    4767178.5    -96.73      1.16       0.03        21         5          1         1292     5.0      8
OTD409A        651826.6    4767178.0   -101.52      1.26       0.03        21         5          1         1297     5.0      8
OTD409A        651827.9    4767177.5   -106.30      1.55       0.02        31         5          1         1302     5.0      8
OTD409A        651829.3    4767177.0   -111.09      1.38       0.01        31         5          1         1307     5.0      8
OTD409A        651832.0    4767176.0   -120.64      1.09       0.02        30         5          1         1317     5.0      8
OTD409A        651833.3    4767175.5   -125.41      0.89       0.03        58         5          1         1322     5.0      8
OTD409A        651834.7    4767174.5   -130.18      0.80       0.05        66         5          1         1327     5.0      8
OTD409A        651836.0    4767173.5   -134.96      1.95       0.11        57         5          1         1332     5.0      8
OTD409A        651837.4    4767173.0   -139.71      1.87       0.13        63         5          1         1337     5.0      8
OTD409A        651840.2    4767171.5   -149.22      0.75       0.02        38         5          1         1347     5.0      8
OTD409A        651841.6    4767171.0   -153.97      0.85       0.02        31         5          1         1352     5.0      8
OTD409A        651842.9    4767170.5   -158.73      0.64       0.01        29         5          1         1357     5.0      8
OTD409A        651844.4    4767170.0   -163.46      0.93       0.03        51         5          1         1362     5.0      8
OTD409A        651845.8    4767169.0   -168.20      1.67       0.06        33         5          1         1367     5.0      8
OTD409A        651847.3    4767168.5   -172.93      1.23       0.02        22         5          1         1372     5.0      8
OTD409A        651848.7    4767167.5   -177.67      1.45       0.02        19         5          1         1377     5.0      8
OTD409A        651850.1    4767167.0   -182.39      1.33       0.03        14         5          1         1382     5.0      8
OTD409A        651851.6    4767166.0   -187.11      1.17       0.03        30         5          1         1387     5.0      8
OTD409A        651853.1    4767165.5   -191.82      1.36       0.02        33         5          1         1392     5.0      8
OTD409A        651854.6    4767164.5   -196.53      1.18       0.01        10         5          1         1397     5.0      8
OTD409A        651856.1    4767164.0   -201.24      1.46       0.04        29         5          1         1402     5.0      8
OTD409A        651857.6    4767163.0   -205.94      1.85       0.07        28         2          1         1407     5.0      8
OTD409A        651859.1    4767162.5   -210.63      2.15       0.20        31         2          1         1412     5.0      8
OTD409A        651860.6    4767161.5   -215.32      2.24       0.22        22         2          1         1417     5.0      8
OTD411         651505.6    4766302.0    491.42      1.43       0.22        98         6         14          769     5.0      8
OTD411         651504.0    4766304.5    487.34      1.54       0.32       120         6         14          774     5.0      8
OTD411A        651504.4    4766302.0    489.76      0.76       0.07        46         6         14          771     5.0      8
OTD411A        651502.8    4766304.5    485.69      1.45       0.12        97         6         14          776     5.0      8
OTD411A        651501.2    4766306.5    481.62      1.86       0.25       121         6         14          781     5.0      8
OTD411A        651499.6    4766309.0    477.56      0.79       0.10        73         6         14          786     5.0      8
OTD411A        651497.9    4766311.0    473.49      1.21       0.40       138         6         14          791     5.0      8
OTD411A        651496.3    4766313.5    469.44      0.90       0.15       211         6         14          796     5.0      8
OTD411A        651494.6    4766316.0    465.38      1.12       0.16       144         6         14          801     5.0      8
OTD411A        651492.9    4766318.5    461.33      0.92       0.10        79         6         14          806     5.0      8
OTD411A        651491.8    4766320.0    458.50      0.60       0.04        49         7          1          808     2.0      8
OTD411A        651490.8    4766321.5    456.07      1.18       0.11       145         6         14          812     4.0      8
OTD411A        651487.6    4766326.0    448.40      0.65       0.14        18         7          1          822     5.0      8
OTD411A        651480.8    4766336.5    431.47      1.43       0.15        60         6         14          843     5.0      8
OTD411A        651479.1    4766339.0    427.45      1.71       0.08        51         6         14          848     5.0      8
OTD411A        651477.4    4766342.0    423.43      1.44       0.08        50         6         14          853     5.0      8
OTD411A        651475.8    4766344.5    419.42      1.03       0.03        74         6         14          858     5.0      8
OTD411A        651474.1    4766347.0    415.42      0.93       0.04        62         6         14          863     5.0      8
OTD411A        651472.5    4766349.5    411.41      1.02       0.05       122         6         14          868     5.0      8
OTD411A        651470.8    4766352.0    407.40      1.03       0.05       190         6         14          873     5.0      8
OTD411A        651469.2    4766354.5    403.40      1.35       0.08       137         6         14          878     5.0      8
OTD411A        651467.8    4766356.5    399.87      1.48       0.08       174         6         14        881.8     3.8      8
OTD412         651551.5    4766798.0    440.41      0.78       0.12        13         7          7          732     4.0      8
OTD412         651551.9    4766797.5    435.94      1.88       0.14        30         5          7          737     5.0      8
OTD412         651552.3    4766797.0    430.98      1.23       0.10        31         5          7          742     5.0      8
OTD412         651552.9    4766796.0    421.04      0.86       0.06        33         5          7          752     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD412         651558.4    4766789.0    344.55      1.33       0.09        50         5          7          829     5.0      8
OTD412         651558.8    4766788.5    339.59      1.09       0.14        86         5          7          834     5.0      8
OTD412         651559.3    4766788.5    334.62      0.78       0.08        89         5          7          839     5.0      8
OTD412         651559.7    4766788.0    329.66      1.45       0.14        83         5          7          844     5.0      8
OTD412         651560.1    4766787.5    324.69      1.65       0.12       100         5          7          849     5.0      8
OTD412         651560.4    4766786.5    319.73      1.50       0.10        80         5          7          854     5.0      8
OTD412         651560.8    4766786.5    314.77      1.13       0.04        34         5          7          859     5.0      8
OTD412         651561.3    4766786.0    309.81      1.77       0.03       113         5          7          864     5.0      8
OTD412         651561.7    4766785.5    304.85      2.02       0.12       265         5          7          869     5.0      8
OTD412         651562.1    4766785.0    299.89      1.38       0.10       169         5          7          874     5.0      8
OTD412         651562.5    4766784.5    295.42      1.59       0.10       133         5          7          878     4.0      8
OTD413         651525.8    4766585.5    467.28      1.04       0.11        20         6         14          703     5.0      8
OTD413         651526.1    4766585.0    462.30      1.54       0.20        46         6         14          708     5.0      8
OTD413         651527.3    4766584.0    445.38      0.73       0.14        35         6         14          725     5.0      8
OTD413         651527.6    4766583.5    440.41      0.67       0.10        36         6         14          730     5.0      8
OTD413         651527.8    4766583.5    436.92      0.99       0.13        38         6         14          732     2.0      8
OTD413         651528.0    4766583.0    433.44      1.23       0.15        47         4         14          737     5.0      8
OTD413         651528.3    4766582.5    428.46      1.39       0.17        63         4         14          742     5.0      8
OTD413         651528.6    4766582.0    423.49      1.15       0.10        50         4         14          747     5.0      8
OTD413         651529.3    4766582.0    413.54      1.50       0.07        59         4         14          757     5.0      8
OTD413         651529.6    4766581.5    408.56      1.33       0.10        44         4         14          762     5.0      8
OTD413         651530.0    4766581.5    403.58      1.26       0.11        37         4         14          767     5.0      8
OTD413         651530.3    4766581.0    398.61      0.85       0.05        54         4         14          772     5.0      8
OTD413         651530.6    4766580.5    393.63      1.13       0.05        50         4         14          777     5.0      8
OTD413         651530.9    4766580.0    388.66      1.32       0.12        27         4         14          782     5.0      8
OTD413         651531.3    4766579.5    383.68      1.36       0.13        57         4         14          787     5.0      8
OTD413         651531.6    4766579.0    378.71      1.07       0.06        58         4         14          792     5.0      8
OTD413         651532.0    4766579.0    373.73      0.92       0.08        55         4         14          797     5.0      8
OTD413         651532.3    4766578.5    368.76      1.22       0.17       127         4         14          802     5.0      8
OTD413         651532.6    4766578.0    363.79      2.00       0.34       120         4         14          807     5.0      8
OTD413         651532.9    4766578.0    358.81      1.57       0.23       137         4         14          812     5.0      8
OTD413         651533.3    4766577.5    353.84      1.31       0.14        80         6         14          817     5.0      8
OTD414A        651825.0    4766619.0    188.69      1.27       0.02        29         5          7         1007     5.0      8
OTD414A        651824.3    4766619.5    183.81      1.47       0.04        33         5          7         1012     5.0      8
OTD414A        651823.4    4766620.5    178.94      1.42       0.12        31         5          7         1017     5.0      8
OTD414A        651822.7    4766621.0    174.06      1.68       0.07        60         5          7         1022     5.0      8
OTD414A        651821.9    4766622.0    169.18      1.98       0.07        26         5          7         1027     5.0      8
OTD414A        651821.1    4766622.5    164.30      1.25       0.02        22         5          7         1032     5.0      8
OTD414A        651816.2    4766627.5    134.06      2.58       0.03        11         2          1         1063     5.0      8
OTD414A        651815.4    4766628.5    129.18      3.54       0.04         9         2          1         1068     5.0      8
OTD414A        651814.6    4766629.5    124.30      1.59       0.03         5         2          1         1073     5.0      8
OTD414A        651813.8    4766630.0    119.42      3.04       0.04         8         2          1         1078     5.0      8
OTD414A        651813.3    4766630.5    116.01      3.09       0.87         5         2          1         1080     2.0      8
OTD414A        651812.7    4766631.0    112.59      0.63       0.18         5         5          1         1085     5.0      8
OTD414A        651811.9    4766632.0    107.72      0.76       0.04         9         5          1         1090     5.0      8
OTD414A        651809.5    4766634.5     93.08      0.90       0.07         9         5          1         1105     5.0      8
OTD414A        651808.6    4766635.0     87.23      0.90       0.19        22         4         14         1111     5.0      8
OTD414A        651807.8    4766636.0     82.35      1.04       0.18        28         4         14         1116     5.0      8
OTD414A        651807.2    4766636.5     78.94      1.07       0.16        20         4         14         1118     2.0      8
OTD414A        651806.7    4766637.0     75.52      0.86       0.21        14         6         14         1123     5.0      8
OTD414A        651805.9    4766638.0     70.64      0.80       0.18        48         6         14         1128     5.0      8
OTD414A        651805.2    4766638.5     66.40      0.68       0.25        38        10         14       1131.7     3.7      8
OTD419         651442.4    4766863.5    204.19      0.91       0.11        72         5          1          967     5.0      8
OTD419         651442.8    4766863.0    194.23      0.80       0.08        50         5          1          977     5.0      8
OTD419         651443.0    4766862.5    189.24      1.09       0.10        46         5          1          982     5.0      8
OTD419         651443.2    4766862.0    184.26      0.93       0.12        74         5          1          987     5.0      8
OTD419         651443.4    4766861.5    179.27      0.92       0.18        45         5          1          992     5.0      8
OTD419         651443.6    4766861.0    174.29      1.16       0.13        59         5          1          997     5.0      8
OTD419         651443.8    4766860.5    169.31      0.81       0.15        73         5          1         1002     5.0      8
OTD419         651443.9    4766860.0    164.32      1.54       0.12       109         5          1         1007     5.0      8
OTD419         651444.1    4766860.0    159.34      1.52       0.11        95         5          1         1012     5.0      8
OTD419         651444.3    4766859.5    154.36      1.49       0.13       119         5          1         1017     5.0      8
OTD419         651445.1    4766858.0    134.43      0.87       0.14       169         5          1         1037     5.0      8
OTD419         651445.3    4766858.0    129.45      1.01       0.21       101         5          1         1042     5.0      8
OTD419         651445.4    4766857.5    124.46      1.21       0.19       102         5          1         1047     5.0      8
OTD419         651445.6    4766857.0    119.48      1.27       0.23        81         5          1         1052     5.0      8
OTD419         651445.8    4766856.5    114.50      0.96       0.10       158         5          1         1057     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD419         651446.0    4766856.5    109.52      0.95       0.08       184         5          1         1062     5.0      8
OTD419         651446.2    4766856.0    104.54      0.91       0.16       167         5          1         1067     5.0      8
OTD419         651446.4    4766855.5     99.55      0.96       0.11       131         5          1         1072     5.0      8
OTD419         651446.6    4766855.0     94.57      1.12       0.18       166         5          1         1077     5.0      8
OTD419         651446.8    4766855.0     89.59      1.46       0.26       204         5          1         1082     5.0      8
OTD419         651446.9    4766854.5     84.60      1.13       0.14        99         5          1         1087     5.0      8
OTD419         651447.1    4766854.0     79.62      1.33       0.16       100         5          1         1092     5.0      8
OTD419         651447.3    4766854.0     74.64      0.90       0.11        83         5          1         1097     5.0      8
OTD419         651447.6    4766853.5     69.65      1.21       0.18       146         5          1         1102     5.0      8
OTD419         651447.8    4766853.5     64.67      1.55       0.16       126         5          1         1107     5.0      8
OTD419         651447.9    4766853.0     59.68      1.17       0.15        87         5          1         1112     5.0      8
OTD419         651448.2    4766852.5     54.70      1.59       0.17        90         5          1         1117     5.0      8
OTD419         651448.4    4766852.0     49.71      1.70       0.21       171         5          1         1122     5.0      8
OTD419         651448.6    4766852.0     44.73      2.65       0.17       147         5          1         1127     5.0      8
OTD419         651448.8    4766851.5     39.75      1.34       0.16       106         5          1         1132     5.0      8
OTD419         651448.9    4766851.5     34.76      1.56       0.23       126         5          1         1137     5.0      8
OTD419         651449.1    4766851.0     29.78      1.46       0.29        89         5          1         1142     5.0      8
OTD419         651449.3    4766851.0     24.79      1.70       0.24       159         5          1         1147     5.0      8
OTD419         651449.5    4766850.5     19.81      1.13       0.12        89         5          1         1152     5.0      8
OTD419         651450.2    4766849.0     -0.13      1.20       0.26        65         5          1         1172     5.0      8
OTD419         651450.4    4766849.0     -5.11      0.65       0.13        33         5          1         1177     5.0      8
OTD419         651450.5    4766848.5    -10.09      1.52       0.23        72         5          1         1182     5.0      8
OTD419         651450.7    4766848.0    -15.08      1.03       0.36       146         5          1         1187     5.0      8
OTD419         651450.8    4766847.5    -20.06      1.35       0.20        40         5          1         1192     5.0      8
OTD419         651451.1    4766847.0    -29.03      0.61       0.14        17         4         14         1201     5.0      8
OTD419         651451.2    4766846.5    -34.02      1.79       0.53        32         4         14         1206     5.0      8
OTD419         651451.4    4766846.5    -39.00      1.23       0.43        36         4         14         1211     5.0      8
OTD419         651451.6    4766846.0    -43.99      0.72       0.15        13         4         14         1216     5.0      8
OTD419         651451.8    4766846.0    -48.97      1.18       0.36        36         4         14         1221     5.0      8
OTD419         651451.9    4766845.5    -53.96      1.12       1.00        27         4         14         1226     5.0      8
OTD419         651452.1    4766845.0    -58.94      1.23       0.46        30         4         14         1231     5.0      8
OTD419         651452.3    4766844.5    -63.92      1.69       0.45        29         4         14         1236     5.0      8
OTD419         651452.4    4766844.0    -68.91      0.81       0.24        55         4         14         1241     5.0      8
OTD419         651452.6    4766844.0    -73.89      1.36       1.03        92         4         14         1246     5.0      8
OTD419         651452.8    4766843.5    -78.87      1.19       0.47        46         4         14         1251     5.0      8
OTD419         651452.9    4766843.5    -83.85      1.17       0.40        45         4         14         1256     5.0      8
OTD419         651453.2    4766843.0    -88.84      0.91       0.27        36         4         14         1261     5.0      8
OTD419         651453.3    4766842.5    -92.82      1.16       0.33        29         4         14         1264     3.0      8
OTD419         651454.3    4766840.5   -118.72      1.12       0.54        16         6         14         1291     5.0      8
OTD419         651454.6    4766840.0   -128.68      0.85       0.40        28         6         14         1301     5.0      8
OTD419         651454.8    4766839.5   -133.66      0.88       0.75        31         6         14         1306     5.0      8
OTD419         651455.2    4766838.5   -143.62      0.63       0.26        58         6         14         1316     5.0      8
OTD419         651455.4    4766838.0   -148.60      0.72       0.28        76         6         14         1321     5.0      8
OTD419         651455.6    4766837.5   -153.58      1.08       0.44       117         6         14         1326     5.0      8
OTD419         651455.7    4766837.5   -158.06      1.15       0.48        99         6         14         1330     4.0      8
OTD422         651263.9    4766404.0    531.96      0.75       0.01         5        10          7          673     5.0      8
OTD446         651115.3    4766504.0    635.80      1.36       0.02         8        10          7          535     5.0      8
OTD446         651115.6    4766504.0    630.81      1.29       0.02         5        10          7          540     5.0      8
OTD446         651120.8    4766501.0    531.01      0.69       0.09       139        10          7          640     5.0      8
OTD447         651575.6    4766427.0    447.58      1.09       0.02         7         5          7          803     5.0      8
OTD447         651573.3    4766428.5    443.52      1.34       0.01         5         5          7          808     5.0      8
OTD447         651571.0    4766430.5    439.46      1.66       0.03         9         5          7          813     5.0      8
OTD447         651568.2    4766432.5    434.59      2.37       0.02         5         2          7          819     5.0      8
OTD447         651565.9    4766434.0    430.54      2.06       0.01         5         2          1          824     5.0      8
OTD447         651564.3    4766435.5    427.70      2.16       0.02         5         2          1          826     2.0      8
OTD447         651562.7    4766437.0    424.86      1.05       0.01         5         5          1          831     5.0      8
OTD447         651560.4    4766438.5    420.81      1.23       0.01         7         5          1          836     5.0      8
OTD447         651558.1    4766440.0    416.76      1.40       0.02         7         5          1          841     5.0      8
OTD447         651555.9    4766442.0    412.71      1.39       0.14        18         5          1          846     5.0      8
OTD447         651553.6    4766444.0    408.66      1.57       0.21       231         5          1          851     5.0      8
OTD447         651550.9    4766446.0    403.81      1.55       0.15       187         4         14          857     5.0      8
OTD447         651548.7    4766448.0    399.76      1.52       0.12       211         4         14          862     5.0      8
OTD447         651546.4    4766450.0    395.72      1.51       0.06        68         4         14          867     5.0      8
OTD447         651544.2    4766452.0    391.68      1.50       0.09        62         4         14          872     5.0      8
OTD447         651541.9    4766453.5    387.64      1.34       0.17        88         4         14          877     5.0      8
OTD447         651539.7    4766455.5    383.60      1.12       0.12       130         4         14          882     5.0      8
OTD447         651537.4    4766458.0    379.56      0.76       0.06       164         4         14          887     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD447         651535.2    4766459.5    375.53      1.24       0.12       220         4         14          892     5.0      8
OTD447         651532.9    4766461.5    371.50      1.29       0.17       233         4         14          897     5.0      8
OTD447         651530.7    4766463.5    367.46      1.09       0.16       195         4         14          902     5.0      8
OTD447         651528.4    4766465.5    363.44      1.06       0.14       177         4         14          907     5.0      8
OTD447         651526.1    4766467.0    359.41      1.40       0.18       117         4         14          912     5.0      8
OTD447         651524.6    4766468.5    356.59      1.01       0.25       100         4         14          914     2.0      8
OTD447         651523.6    4766469.5    354.98      0.87       0.16        80         6         14          916     2.0      8
OTD447         651514.8    4766476.5    339.25      0.73       0.08        63        10         14          937     5.0      8
OTD447         651503.6    4766486.0    319.02      0.85       0.19        60        10         14          962     5.0      8
OTD447         651461.3    4766522.0    242.18      0.62       0.09        39        10         14         1057     5.0      8
OTD447A        651596.1    4766417.0    420.54      1.29       0.02        12         5          7          815     5.0      8
OTD447A        651594.3    4766419.0    416.17      1.70       0.04         6         5          7          820     5.0      8
OTD447A        651592.4    4766420.5    411.81      1.07       0.05        23         5          7          825     5.0      8
OTD447A        651590.6    4766422.0    407.44      0.79       0.02        23         5          7          830     5.0      8
OTD447A        651589.3    4766423.5    404.41      1.92       0.06         5         5          7          832     2.0      8
OTD447A        651588.0    4766424.5    401.37      2.73       0.05         5         2          7          837     5.0      8
OTD447A        651586.2    4766426.0    397.04      2.99       0.09         7         2          7          842     5.0      8
OTD447A        651584.4    4766428.0    392.70      3.43       0.09         5         2          7          847     5.0      8
OTD447A        651582.5    4766430.0    388.37      2.49       0.06         9         2          7          852     5.0      8
OTD447A        651580.9    4766431.0    384.48      2.51       0.08        12         2          7          856     4.0      8
OTD447A        651579.3    4766432.5    380.60      1.57       0.06         5         5          1          861     5.0      8
OTD447A        651577.5    4766434.5    376.28      1.34       0.02         5         5          1          866     5.0      8
OTD447A        651575.7    4766436.0    371.96      1.64       0.09        30         5          1          871     5.0      8
OTD447A        651573.9    4766438.0    367.65      1.66       0.24       109         5          1          876     5.0      8
OTD447A        651572.1    4766440.0    363.34      1.67       0.21       152         5          1          881     5.0      8
OTD447A        651570.3    4766442.0    359.05      1.78       0.22       114         5          1          886     5.0      8
OTD447A        651568.5    4766444.0    354.75      1.93       0.16        48         5          1          891     5.0      8
OTD447A        651566.7    4766445.5    350.46      1.55       0.14       170         5          1          896     5.0      8
OTD447A        651564.9    4766447.5    346.16      1.58       0.14       150         5          1          901     5.0      8
OTD447A        651563.1    4766449.5    341.89      1.40       0.18       135         5          1          906     5.0      8
OTD447A        651561.3    4766451.0    337.61      1.38       0.19       173         5          1          911     5.0      8
OTD447A        651559.5    4766453.0    333.34      1.10       0.13       151         5          1          916     5.0      8
OTD447A        651557.9    4766454.5    329.50      1.02       0.11       188         5          1          920     4.0      8
OTD447A        651556.3    4766456.5    325.66      1.28       0.11       130         4         14          925     5.0      8
OTD447A        651554.4    4766458.5    321.41      1.33       0.08        88         4         14          930     5.0      8
OTD447A        651552.8    4766460.0    317.58      1.45       0.08       145         4         14          934     4.0      8
OTD447A        651551.4    4766461.5    314.18      1.07       0.10       146         6         14          938     4.0      8
OTD449         651648.7    4767185.0    230.88      0.69       0.03        52         7          1         1048     5.0      8
OTD449         651623.0    4767187.0    201.66      1.08       0.04        12         5          1         1087     5.0      8
OTD449         651619.6    4767187.5    197.94      1.13       0.03        24         5          1         1092     5.0      8
OTD449         651616.3    4767187.5    194.23      0.83       0.03        12         5          1         1097     5.0      8
OTD449         651612.9    4767188.0    190.52      1.19       0.05        12         5          1         1102     5.0      8
OTD449         651609.6    4767188.5    186.83      1.43       0.06         5         5          1         1107     5.0      8
OTD449         651606.3    4767188.5    183.14      1.18       0.05         5         5          1         1112     5.0      8
OTD449         651603.9    4767189.0    180.55      1.53       0.06         5         5          1         1114     2.0      8
OTD449         651601.6    4767189.5    177.97      2.68       0.33         5         2          1         1119     5.0      8
OTD449         651597.5    4767189.5    173.57      3.03       0.54         5         3          1         1125     5.0      8
OTD449         651594.1    4767190.0    169.91      2.68       1.06        79         3          1         1130     5.0      8
OTD449         651591.1    4767190.5    166.62      2.32       0.89        33         4          1         1134     4.0      8
OTD449         651589.0    4767190.5    164.42      0.99       0.24        21         5          1         1136     2.0      8
OTD449         651561.9    4767194.0    135.94      1.43       0.27        66         5          1         1177     5.0      8
OTD449         651558.4    4767195.0    132.37      1.25       0.20        51         5          1         1182     5.0      8
OTD449         651555.0    4767195.5    128.81      0.78       0.19        65         5          1         1187     5.0      8
OTD449         651551.5    4767196.0    125.27      0.91       0.25        77         5          1         1192     5.0      8
OTD449         651548.0    4767196.5    121.73      1.13       0.21        86         5          1         1197     5.0      8
OTD449         651544.5    4767197.5    118.19      1.09       0.24        72         5          1         1202     5.0      8
OTD449         651541.0    4767198.0    114.69      1.72       0.45       152         5          1         1207     5.0      8
OTD449         651537.5    4767198.5    111.18      1.02       0.24        23         5          1         1212     5.0      8
OTD449         651533.9    4767199.5    107.67      0.62       0.22        38         5          1         1217     5.0      8
OTD449         651512.8    4767203.5     86.89      1.62       0.18       246         5          1         1247     5.0      8
OTD449         651509.2    4767204.5     83.45      2.03       0.19       248         5          1         1252     5.0      8
OTD449         651505.7    4767205.5     80.04      1.90       0.15       155         5          1         1257     5.0      8
OTD449         651502.1    4767206.5     76.63      1.85       0.12       129         5          1         1262     5.0      8
OTD449         651498.6    4767207.0     73.22      1.40       0.13        77         5          1         1267     5.0      8
OTD449         651495.1    4767208.0     69.80      1.03       0.13        86         5          1         1272     5.0      8
OTD449         651491.6    4767209.0     66.39      1.53       0.13        94         5          1         1277     5.0      8
OTD449         651488.1    4767210.0     62.97      1.46       0.15       109         5          1         1282     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD449         651484.5    4767211.0     59.55      1.46       0.23       232         5          1         1287     5.0      8
OTD449         651481.0    4767212.0     56.13      1.25       0.18       174         5          1         1292     5.0      8
OTD449         651477.5    4767213.0     52.71      1.57       0.15       195         5          1         1297     5.0      8
OTD449         651473.9    4767214.0     49.28      1.60       0.14       235         5          1         1302     5.0      8
OTD449         651470.4    4767215.0     45.85      1.26       0.11       204         5          1         1307     5.0      8
OTD449         651466.9    4767216.0     42.42      1.12       0.13       176         5          1         1312     5.0      8
OTD449         651436.5    4767223.5     13.03      1.15       0.37        79         5          1         1355     5.0      8
OTD449         651433.0    4767224.5      9.62      1.60       0.19        67         5          1         1360     5.0      8
OTD449         651429.4    4767225.0      6.22      1.31       0.14        76         5          1         1365     5.0      8
OTD449         651425.9    4767226.5      2.82      1.34       0.15        55         5          1         1370     5.0      8
OTD449         651422.4    4767227.5     -0.60      1.68       0.17       109         5          1         1375     5.0      8
OTD449         651418.9    4767228.0     -4.02      1.56       0.16       105         5          1         1380     5.0      8
OTD449         651415.3    4767229.0     -7.43      2.09       0.26       125         5          1         1385     5.0      8
OTD449         651411.9    4767230.0    -10.86      1.73       0.27        83         5          1         1390     5.0      8
OTD449         651408.3    4767231.0    -14.29      1.64       0.19        54         5          1         1395     5.0      8
OTD449         651404.8    4767232.0    -17.73      1.72       0.26        49         5          1         1400     5.0      8
OTD449         651394.3    4767235.0    -28.05      0.98       0.12        13         5          1         1415     5.0      8
OTD449         651390.1    4767236.0    -32.19      2.32       0.59        23         2          1         1421     5.0      8
OTD449         651386.6    4767237.0    -35.64      1.96       0.52        29         2          1         1426     5.0      8
OTD449         651383.1    4767238.0    -39.09      2.33       0.38        32         2          1         1431     5.0      8
OTD449         651379.6    4767239.0    -42.54      2.08       0.32        79         2          1         1436     5.0      8
OTD449         651376.9    4767239.5    -45.30      1.65       0.23        28         2          1         1439     3.0      8
OTD449A        651740.9    4767226.0    189.98      0.76       0.01        51        10          7         1035     5.0      8
OTD449A        651738.9    4767226.5    185.44      0.76       0.02        25        10          7         1040     5.0      8
OTD449A        651724.4    4767228.5    153.67      0.65       0.02        79        10          7         1075     5.0      8
OTD449A        651719.4    4767229.5    142.78      0.74       0.02        97         7          7         1087     5.0      8
OTD449A        651715.3    4767230.0    133.69      0.94       0.01       145         7          7         1097     5.0      8
OTD449A        651713.3    4767230.5    129.15      0.85       0.01        70         7          7         1102     5.0      8
OTD449A        651711.3    4767230.5    124.60      0.84       0.01        40         7          7         1107     5.0      8
OTD449A        651709.6    4767231.0    120.97      0.89       0.01        42         7          7         1110     3.0      8
OTD449A        651707.9    4767231.5    117.33      1.21       0.03        59         5          7         1115     5.0      8
OTD449A        651705.9    4767231.5    112.79      1.29       0.05        36         5          1         1120     5.0      8
OTD449A        651703.8    4767232.0    108.24      1.54       0.03         9         5          1         1125     5.0      8
OTD449A        651701.8    4767232.5    103.69      1.59       0.03        15         5          1         1130     5.0      8
OTD449A        651699.7    4767232.5     99.15      1.71       0.03        49         5          1         1135     5.0      8
OTD449A        651697.7    4767233.0     94.60      1.04       0.02        20         5          1         1140     5.0      8
OTD449A        651695.9    4767233.5     90.51      1.03       0.04        29         5          1         1144     4.0      8
OTD449A        651694.0    4767234.0     86.41      2.21       0.04        31         2          1         1149     5.0      8
OTD449A        651692.1    4767234.5     81.86      2.61       0.06        29         2          1         1154     5.0      8
OTD449A        651690.0    4767235.0     77.31      2.34       0.05        46         2          1         1159     5.0      8
OTD449A        651685.9    4767236.0     68.21      2.49       0.12        35         2          1         1169     5.0      8
OTD449A        651683.9    4767236.5     63.66      3.72       0.17        15         2          1         1174     5.0      8
OTD449A        651681.9    4767236.5     59.10      4.15       0.15         8         2          1         1179     5.0      8
OTD449A        651679.9    4767237.0     54.54      5.06       0.25        18         2          1         1184     5.0      8
OTD449A        651678.6    4767238.0     51.35      3.43       0.86        27         2          1         1186     2.0      8
OTD449A        651677.2    4767238.0     48.15      4.59       1.50         9         3          1         1191     5.0      8
OTD449A        651675.2    4767238.5     43.59      5.80       2.77        11         3          1         1196     5.0      8
OTD449A        651673.1    4767239.0     39.03      4.11       2.29        28         3          1         1201     5.0      8
OTD449A        651671.1    4767239.5     34.46      4.30       2.73        67         3          1         1206     5.0      8
OTD449A        651669.1    4767240.0     29.88      3.67       2.34        59         3         14         1211     5.0      8
OTD449A        651667.2    4767240.0     25.31      3.61       1.67        56         3         14         1216     5.0      8
OTD449A        651665.2    4767240.5     20.74      3.45       2.20        90         3         14         1221     5.0      8
OTD449A        651663.2    4767241.0     16.18      4.19       2.58        93         3         14         1226     5.0      8
OTD449A        651661.2    4767241.5     11.63      4.94       2.39        38         3          1         1231     5.0      8
OTD449A        651659.2    4767242.0      7.07      4.01       2.61        49         3          1         1236     5.0      8
OTD449A        651657.2    4767242.5      2.52      3.32       1.51        43         3          1         1241     5.0      8
OTD449A        651655.2    4767243.0     -2.02      1.87       0.76        16         3          1         1246     5.0      8
OTD449A        651653.2    4767244.0     -6.57      0.86       0.17        24         3          1         1251     5.0      8
OTD449A        651651.2    4767244.0    -11.11      2.49       1.29        51         3          1         1256     5.0      8
OTD449A        651649.1    4767245.0    -15.64      3.75       2.10        18         3          1         1261     5.0      8
OTD449A        651647.1    4767245.5    -20.17      2.91       1.28        23         3          1         1266     5.0      8
OTD449A        651645.1    4767246.0    -24.71      3.00       1.23        37         3          1         1271     5.0      8
OTD449A        651643.1    4767247.0    -29.24      1.99       0.84        15         3          1         1276     5.0      8
OTD449A        651641.1    4767247.0    -33.76      3.40       1.26        19         3          1         1281     5.0      8
OTD449A        651639.0    4767247.5    -38.27      2.29       0.61        12         3          1         1286     5.0      8
OTD449A        651636.9    4767248.5    -42.78      3.00       1.00        31         3          1         1291     5.0      8
OTD449A        651634.9    4767249.0    -47.30      3.01       0.98        22         3          1         1296     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD449A        651632.8    4767249.5    -51.82      3.24       1.45        45         3          1         1301     5.0      8
OTD449A        651630.6    4767249.5    -56.31      3.37       1.51        44         3          1         1306     5.0      8
OTD449A        651628.5    4767250.0    -60.80      0.98       0.36        14         3          1         1311     5.0      8
OTD449A        651624.3    4767251.0    -69.79      1.74       0.56        21         3         14         1321     5.0      8
OTD449A        651622.1    4767251.5    -74.28      2.04       0.76        15         3         14         1326     5.0      8
OTD449A        651619.9    4767252.0    -78.78      2.08       0.77        12         3         14         1331     5.0      8
OTD449A        651618.3    4767252.5    -82.37      2.07       1.38        16         3         14         1334     3.0      8
OTD449A        651616.9    4767253.0    -85.25      1.47       0.40         5         2         14       1337.4     3.4      8
OTD455         651712.8    4767114.0    287.61      0.87       0.03        31        10          7          880     5.0      8
OTD455         651710.1    4767112.5    245.73      0.75       0.01       336         7          7          922     5.0      8
OTD455         651709.8    4767112.0    240.75      1.03       0.01        21         7          7          927     5.0      8
OTD455         651709.5    4767112.0    236.76      0.97       0.01        29         7          7          930     3.0      8
OTD455         651709.3    4767111.5    232.78      1.15       0.02        89         5          7          935     5.0      8
OTD455         651708.9    4767111.0    227.79      1.02       0.02        30         5          7          940     5.0      8
OTD455         651708.6    4767111.0    222.81      2.38       0.05        12         5          7          945     5.0      8
OTD455         651708.3    4767111.0    217.82      1.24       0.04        28         5          7          950     5.0      8
OTD455         651707.9    4767111.0    212.84      1.21       0.01         8         5          7          955     5.0      8
OTD455         651707.6    4767110.5    207.86      0.87       0.01        14         5          1          960     5.0      8
OTD455         651706.9    4767110.0    198.89      1.03       0.06         5         5          1          968     3.0      8
OTD455         651706.7    4767110.0    194.90      3.14       0.56        14         2          1          973     5.0      8
OTD455         651706.4    4767109.5    189.92      2.76       0.35        14         2          1          978     5.0      8
OTD455         651706.1    4767109.5    184.93      3.42       0.32         5         2          1          983     5.0      8
OTD455         651705.8    4767109.5    179.95      1.52       0.16         5         2          1          988     5.0      8
OTD455         651705.4    4767109.0    174.96      4.01       0.28         6         2          1          993     5.0      8
OTD455         651705.1    4767109.0    169.98      4.92       0.41         9         2          1          998     5.0      8
OTD455A        651698.4    4767097.0    258.83      1.62       0.01       146         5          7          911     5.0      8
OTD455A        651697.8    4767097.0    253.87      1.24       0.02       175         5          7          916     5.0      8
OTD455A        651697.3    4767096.0    248.91      1.89       0.16        58         5          1          921     5.0      8
OTD455A        651696.8    4767095.5    243.95      1.33       0.24         7         5          1          926     3.0      8
OTD455A        651695.4    4767095.0    231.05      2.64       0.43        10         2          1          939     5.0      8
OTD455A        651694.9    4767094.5    226.09      2.90       0.41        14         2          1          944     5.0      8
OTD455A        651694.4    4767094.0    221.12      2.68       0.41         5         3          1          949     5.0      8
OTD455A        651693.9    4767094.0    216.16      2.73       0.50         5         3          1          954     5.0      8
OTD455A        651693.3    4767094.0    211.20      2.50       0.39        14         3          1          959     5.0      8
OTD455A        651692.8    4767093.5    206.24      3.54       0.64        12         3          1          964     5.0      8
OTD455A        651692.3    4767093.0    201.27      3.79       0.58         7         3          1          969     5.0      8
OTD455A        651691.8    4767093.0    196.31      4.15       0.43        17         3          1          974     5.0      8
OTD455A        651691.3    4767092.5    191.35      3.18       0.45        13         3          1          979     5.0      8
OTD455A        651690.8    4767092.0    186.38      3.50       0.42        13         3          1          984     5.0      8
OTD455A        651690.3    4767092.0    181.42      4.18       0.44       142         3          1          989     5.0      8
OTD455A        651689.7    4767091.5    176.46      5.11       0.32       171         3          1          994     5.0      8
OTD455A        651689.2    4767091.0    171.49      2.99       0.49        64         3          1          999     5.0      8
OTD455A        651688.7    4767091.0    166.53      3.55       0.42        31         3          1         1004     5.0      8
OTD455A        651688.2    4767090.5    161.57      4.55       0.68        57         3          1         1009     5.0      8
OTD455A        651687.7    4767090.0    156.60      9.22       1.28        97         3          1         1014     5.0      8
OTD455A        651687.1    4767089.5    151.64      4.28       0.98        12         3          1         1019     5.0      8
OTD455A        651686.6    4767089.5    146.68      4.30       1.28         6         3          1         1024     5.0      8
OTD455A        651686.1    4767089.5    141.72      4.65       1.43        73         3          1         1029     5.0      8
OTD455A        651685.6    4767089.0    136.76      4.69       1.55        39         3          1         1034     5.0      8
OTD455A        651685.1    4767088.5    131.79      4.49       1.28       124         3          1         1039     5.0      8
OTD455A        651684.6    4767088.5    126.83      4.46       0.98       163         3          1         1044     5.0      8
OTD455A        651684.0    4767088.0    121.87      3.78       0.79        18         3         14         1049     5.0      8
OTD455A        651683.4    4767087.5    116.91      3.24       0.51         5         3         14         1054     5.0      8
OTD455A        651682.9    4767087.0    111.95      2.93       0.57         5         3         14         1059     5.0      8
OTD455A        651682.4    4767087.0    106.99      2.45       0.58        10         3         14         1064     5.0      8
OTD455A        651681.9    4767086.5    102.02      2.32       0.36         5         3         14         1069     5.0      8
OTD455A        651681.4    4767086.0     97.07      1.65       0.21        18         3         14         1074     5.0      8
OTD455A        651680.8    4767085.5     92.11      2.17       0.55         6         3         14         1079     5.0      8
OTD455A        651679.8    4767085.0     82.19      1.80       0.52         8         3          1         1089     5.0      8
OTD455A        651679.2    4767085.0     77.24      4.37       2.19        15         3          1         1094     5.0      8
OTD455A        651678.6    4767084.5     72.28      4.06       1.24        51         3          1         1099     5.0      8
OTD455A        651678.0    4767084.5     67.32      3.84       1.64        35         3          1         1104     5.0      8
OTD455A        651677.4    4767084.0     62.37      3.87       1.33        43         3          1         1109     5.0      8
OTD455A        651676.9    4767083.5     57.42      3.83       1.51        20         3          1         1114     5.0      8
OTD455A        651676.3    4767083.5     52.46      4.46       1.31        49         3          1         1119     5.0      8
OTD455A        651675.7    4767083.0     47.51      3.56       1.33        84         3          1         1124     5.0      8
OTD455A        651675.1    4767083.0     42.55      3.46       1.04        83         3          1         1129     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD455A        651674.5    4767082.5     37.60      2.97       0.67        76         3          1         1134     5.0      8
OTD455A        651673.9    4767082.0     32.64      3.46       3.93       284         3          1         1139     5.0      8
OTD455A        651673.3    4767082.0     27.69      3.82       3.96       610         3          1         1144     5.0      8
OTD455A        651672.7    4767081.5     22.73      3.92       0.59       354         3          1         1149     5.0      8
OTD455A        651672.1    4767081.5     17.78      1.95       0.68       132         3          1         1154     5.0      8
OTD455A        651671.5    4767080.5     12.82      2.88       0.73       109         3          1         1159     5.0      8
OTD455A        651670.9    4767080.5      7.86      3.17       0.87       195         3          1         1164     5.0      8
OTD455A        651670.4    4767080.0      2.91      2.64       0.34       132         3          1         1169     5.0      8
OTD455A        651669.8    4767079.5     -2.05      2.56       0.47        94         3          1         1174     5.0      8
OTD455A        651669.2    4767079.5     -7.00      0.65       0.14        47         2          1         1179     5.0      8
OTD455A        651665.6    4767077.5    -38.73      2.42       0.44       333         2         14         1211     5.0      8
OTD455A        651665.1    4767077.0    -43.68      2.44       0.22       336         2         14         1216     5.0      8
OTD455A        651664.6    4767077.0    -47.16      2.35       0.21       185         1         14         1218     2.0      8
OTD455A        651663.7    4767076.5    -55.58      1.95       0.30       213         4         14         1228     5.0      8
OTD455A        651663.1    4767076.0    -60.54      1.21       0.21        83         4         14         1233     5.0      8
OTD455A        651662.6    4767076.0    -65.50      0.68       0.24        15         4         14         1238     5.0      8
OTD455A        651662.0    4767075.5    -70.46      1.41       0.54        34         4         14         1243     5.0      8
OTD455A        651661.4    4767075.0    -75.41      1.81       0.46        33         4         14         1248     5.0      8
OTD455A        651660.9    4767075.0    -80.37      1.15       0.23        42         4         14         1253     5.0      8
OTD455A        651660.4    4767075.0    -85.33      1.15       0.21        34         4         14         1258     5.0      8
OTD455A        651659.9    4767074.5    -90.29      1.03       0.22        70         4         14         1263     5.0      8
OTD455A        651659.4    4767074.0    -94.26      1.19       0.23       128         4         14         1266     3.0      8
OTD455A        651658.9    4767074.0    -98.22      1.00       0.15        59         6         14         1271     5.0      8
OTD455A        651658.4    4767073.5   -103.18      1.13       0.18        62         6         14         1276     5.0      8
OTD455A        651657.8    4767073.0   -108.13      0.92       0.27        60         6         14         1281     5.0      8
OTD455A        651657.3    4767073.0   -113.09      0.92       0.17        50         6         14         1286     5.0      8
OTD455A        651656.6    4767073.0   -118.04      1.08       0.16        43         6         14         1291     5.0      8
OTD455A        651649.8    4767069.5   -171.53      0.75       0.17        15         6         14         1345     5.0      8
OTD455A        651649.2    4767069.0   -176.48      0.75       0.11        33         6         14         1350     5.0      8
OTD455A        651648.6    4767069.0   -181.44      0.66       0.14        31         6         14         1355     5.0      8
OTD455A        651648.0    4767068.5   -186.39      1.21       0.43        34         6         14         1360     5.0      8
OTD455A        651647.4    4767068.5   -191.35      0.74       0.13        37         6         14         1365     5.0      8
OTD455A        651646.7    4767068.0   -196.31      0.80       0.17        38         6         14         1370     5.0      8
OTD455A        651646.1    4767067.5   -201.26      0.74       0.17        31         6         14         1375     5.0      8
OTD455A        651645.5    4767067.0   -206.22      0.74       0.26        24         6         14         1380     5.0      8
OTD455A        651644.9    4767067.0   -211.18      0.64       0.13        29         6         14         1385     5.0      8
OTD455A        651643.8    4767066.5   -221.09      0.74       0.37        26         6         14         1395     5.0      8
OTD455A        651643.2    4767066.0   -226.05      0.71       0.54        19         6         14         1400     5.0      8
OTD455A        651642.7    4767066.0   -231.00      0.76       0.71        34         6         14         1405     5.0      8
OTD455A        651642.1    4767065.5   -235.96      0.95       0.57        22         6         14         1410     5.0      8
OTD455A        651641.5    4767065.5   -240.92      0.86       0.94        20         6         14         1415     5.0      8
OTD463         651794.0    4766609.0    356.71      1.85       0.03        29         5          1          853     5.0      8
OTD463         651791.8    4766609.5    352.31      1.35       0.43        27         5          1          858     5.0      8
OTD463         651789.6    4766610.5    347.91      1.34       0.03        18         5          1          863     5.0      8
OTD463         651787.3    4766611.5    343.51      1.04       0.02        14         5          1          868     5.0      8
OTD463         651785.1    4766612.0    339.11      1.79       0.06        18         5          1          873     5.0      8
OTD463         651782.9    4766613.0    334.72      1.44       0.06        10         5          1          878     5.0      8
OTD463         651780.7    4766614.0    330.33      1.38       0.03        14         5          1          883     5.0      8
OTD463         651778.5    4766614.5    325.94      1.69       0.04         9         5          1          888     5.0      8
OTD463         651776.3    4766615.5    321.56      1.71       0.02        11         5          1          893     5.0      8
OTD463         651774.0    4766616.5    317.18      1.75       0.05        20         5          1          898     5.0      8
OTD463         651771.8    4766617.0    312.80      1.53       0.04        26         5          1          903     5.0      8
OTD463         651769.5    4766618.0    308.43      0.92       0.03        21         5          1          908     5.0      8
OTD463         651767.3    4766619.0    304.06      1.81       0.02         9         5          1          913     5.0      8
OTD463         651765.0    4766620.0    299.69      1.31       0.01        10         5          1          918     5.0      8
OTD463         651762.7    4766621.0    295.32      2.60       0.04         7         2          1          923     5.0      8
OTD463         651760.4    4766621.5    290.96      3.30       0.15         5         2          1          928     5.0      8
OTD463         651758.2    4766622.5    286.60      3.67       0.12         5         2          1          933     5.0      8
OTD463         651755.9    4766623.5    282.24      3.15       0.10         5         2          1          938     5.0      8
OTD463         651753.6    4766624.5    277.89      2.81       0.08         5         2          1          943     5.0      8
OTD463         651751.3    4766625.5    273.54      3.48       0.14         9         2          1          948     5.0      8
OTD463         651749.0    4766626.5    269.20      4.47       0.21        20         2          1          953     5.0      8
OTD463         651746.7    4766627.5    264.85      4.24       0.22         9         2          1          958     5.0      8
OTD463         651744.4    4766628.5    260.51      4.26       0.20         7         2          1          963     5.0      8
OTD463         651742.1    4766629.5    256.17      4.42       0.14        10         2          1          968     5.0      8
OTD463         651739.8    4766630.5    251.85      3.34       0.13         8         2          1          973     5.0      8
OTD463         651737.5    4766631.5    247.52      3.84       0.11         9         2          1          978     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD463         651735.2    4766632.0    243.20      1.72       0.05         5         2          1          983     5.0      8
OTD463         651732.9    4766633.5    238.88      2.58       0.15         5         2          1          988     5.0      8
OTD463         651730.5    4766634.5    234.58      3.40       0.09         5         2          1          993     5.0      8
OTD463         651728.1    4766635.5    230.27      3.56       0.07         5         2          1          998     5.0      8
OTD463         651725.8    4766636.0    225.97      4.55       0.11        10         2          1         1003     5.0      8
OTD463         651723.3    4766637.0    221.69      3.23       0.22         5         2          1         1008     5.0      8
OTD463         651720.9    4766638.0    217.40      3.11       0.10        21         2          1         1013     5.0      8
OTD463         651718.6    4766639.0    213.11      3.82       0.16        27         2          1         1018     5.0      8
OTD463         651716.2    4766640.0    208.82      2.91       0.14        23         2          1         1023     5.0      8
OTD463         651713.3    4766641.0    203.70      0.96       0.10        45         5          1         1029     5.0      8
OTD463         651710.4    4766642.5    198.58      1.30       0.14       100         4         14         1035     5.0      8
OTD463         651708.0    4766643.0    194.32      1.38       0.10        65         4         14         1040     5.0      8
OTD463         651705.6    4766644.0    190.05      1.26       0.15        57         4         14         1045     5.0      8
OTD463         651703.1    4766645.0    185.81      1.33       0.13        48         4         14         1050     5.0      8
OTD463         651700.6    4766646.0    181.56      1.03       0.17        56         4         14         1055     5.0      8
OTD463         651695.8    4766648.0    173.07      1.33       0.23       117         6         14         1064     3.0      8
OTD463         651678.9    4766655.0    144.38      0.66       0.19        68        10         14         1099     5.0      8
OTD463         651676.4    4766656.0    140.18      0.74       0.13        82        10         14         1104     5.0      8
OTD463         651673.8    4766657.0    135.97      0.71       0.24        71        10         14         1109     5.0      8
OTD463         651668.8    4766659.0    127.61      0.69       0.14        74        10         14         1119     5.0      8
OTD463         651666.3    4766660.0    123.43      0.82       0.09       135        10         14         1124     5.0      8
OTD463         651663.7    4766661.5    119.24      0.71       0.09       128        10         14         1129     5.0      8
OTD463         651588.8    4766693.5      3.10      0.92       0.21        76        10         14         1271     5.0      8
OTD463         651581.8    4766696.0     -7.36      0.68       0.16        39         6         14         1284     5.0      8
OTD463         651579.1    4766697.5    -11.39      0.67       0.13        56         6         14         1289     5.0      8
OTD463         651576.9    4766698.5    -14.60      0.74       0.18        56         6         14         1292     3.0      8
OTD463         651560.8    4766706.0    -38.69      0.85       0.21        64         6         14         1323     5.0      8
OTD463         651558.1    4766707.0    -42.70      1.15       0.50        64         6         14         1328     5.0      8
OTD463         651555.4    4766708.5    -46.70      1.15       0.34        38         6         14         1333     5.0      8
OTD463         651552.7    4766710.0    -50.70      0.81       0.25        41         6         14         1338     5.0      8
OTD463         651550.0    4766711.5    -54.70      1.04       0.34        28         6         14         1343     5.0      8
OTD463         651547.3    4766712.5    -58.68      1.18       0.36        41         6         14         1348     5.0      8
OTD463         651545.3    4766713.5    -61.47      1.27       0.36        36         6         14         1350     2.0      8
OTD463         651527.9    4766721.0    -86.42      0.84       0.31        32         6         14         1383     5.0      8
OTD463         651525.1    4766722.5    -90.36      0.71       0.32        21         6         14         1388     5.0      8
OTD463         651522.4    4766724.0    -94.31      0.72       0.22        66         6         14         1393     5.0      8
OTD463         651511.4    4766729.5   -110.02      0.71       0.16        28         6         14         1413     5.0      8
OTD463         651503.1    4766734.0   -121.74      0.84       0.33        93         6         14         1428     5.0      8
OTD463         651497.6    4766737.0   -129.53      0.78       0.35        48         6         14         1438     5.0      8
OTD463         651483.8    4766745.0   -148.86      1.28       0.43        57         6         14         1463     5.0      8
OTD463         651481.1    4766746.5   -152.72      1.00       0.28        69         6         14         1468     5.0      8
OTD463         651475.5    4766750.0   -160.40      0.89       0.39        37         6         14         1478     5.0      8
OTD463         651472.7    4766751.5   -164.23      0.80       0.32        48         6         14         1483     5.0      8
OTD463         651469.9    4766753.0   -168.07      0.66       0.41        18         6         14         1488     5.0      8
OTD463         651467.1    4766754.5   -171.90      1.09       0.53        20         6         14         1493     5.0      8
OTD463         651464.3    4766756.5   -175.74      1.00       0.52        37         6         14         1498     5.0      8
OTD463         651461.9    4766757.5   -179.15      0.98       0.30        32         6         14       1501.9     3.9      8
OTD463A        651714.3    4766610.0    441.58      1.27       0.04        54         7          7          820     2.0      8
OTD463A        651711.8    4766611.0    439.35      1.48       0.06        79         5          7          825     5.0      8
OTD463A        651708.1    4766612.5    436.18      1.26       0.02        27         5          7          830     5.0      8
OTD463A        651704.4    4766614.0    433.00      1.49       0.03        23         5          7          835     5.0      8
OTD463A        651700.8    4766615.0    429.83      1.16       0.03        20         5          7          840     5.0      8
OTD463A        651697.3    4766616.5    426.67      1.04       0.05        27         5          7          845     5.0      8
OTD463A        651693.6    4766618.0    423.50      1.44       0.06        15         5          7          850     5.0      8
OTD463A        651690.1    4766619.5    420.33      1.67       0.06        16         5          7          855     5.0      8
OTD463A        651686.5    4766621.0    417.17      1.66       0.05        15         5          7          860     5.0      8
OTD463A        651682.9    4766622.5    414.01      1.59       0.15        29         5          7          865     5.0      8
OTD463A        651679.3    4766624.0    410.86      1.17       0.07        10         5          7          870     5.0      8
OTD463A        651675.8    4766625.5    407.71      1.28       0.04         9         5          7          875     5.0      8
OTD463A        651672.2    4766627.0    404.57      1.55       0.14         9         5          7          880     5.0      8
OTD463A        651669.0    4766628.5    401.74      1.33       0.41        10         5          7          884     4.0      8
OTD463A        651665.8    4766630.0    398.91      2.33       0.71        13         2          7          889     5.0      8
OTD463A        651662.2    4766631.5    395.78      2.34       0.39        13         2          7          894     5.0      8
OTD463A        651658.6    4766633.0    392.65      2.12       0.10        11         2          7          899     5.0      8
OTD463A        651655.0    4766634.5    389.53      2.15       0.09         7         2          7          904     5.0      8
OTD463A        651651.4    4766636.0    386.41      2.19       0.11         9         2          7          909     5.0      8
OTD463A        651647.8    4766638.0    383.30      2.45       0.09        11         2          7          914     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD463A        651644.3    4766639.5    380.18      2.88       0.28        11         2          7          919     5.0      8
OTD463A        651640.7    4766641.0    377.09      1.10       0.09         7         2          7          924     5.0      8
OTD463A        651633.5    4766644.0    370.89      2.07       0.05        72         2          1          934     5.0      8
OTD463A        651629.9    4766645.0    367.80      2.35       0.10        42         2          1          939     5.0      8
OTD463A        651626.9    4766646.5    365.34      2.14       0.07        24         2          1          942     3.0      8
OTD463A        651624.1    4766647.5    362.88      2.13       0.14        43         5          1          947     5.0      8
OTD463A        651620.4    4766649.5    359.80      1.32       0.13        40         5          1          952     5.0      8
OTD463A        651545.3    4766685.5    295.94      0.67       0.08        51         7          1         1057     5.0      8
OTD463A        651541.8    4766687.5    292.91      0.68       0.09        46         7          1         1062     5.0      8
OTD463A        651531.6    4766693.0    284.11      0.67       0.13       120         7          1         1076     4.0      8
OTD463A        651521.4    4766698.5    275.31      0.71       0.11        83        10          1         1091     5.0      8
OTD463A        651514.4    4766702.0    269.25      0.64       0.11        50        10          1         1101     5.0      8
OTD463A        651503.8    4766707.5    260.16      0.72       0.08        66        10          1         1116     5.0      8
OTD463A        651482.6    4766718.5    241.98      0.84       0.13        71        10          1         1146     5.0      8
OTD463A        651479.1    4766720.5    238.96      0.65       0.06        57        10          1         1151     5.0      8
OTD463A        651428.7    4766746.5    196.23      0.81       0.04        88         7          1         1222     5.0      8
OTD463A        651425.1    4766748.0    193.27      0.74       0.07        72         7          1         1227     5.0      8
OTD463A        651421.5    4766750.0    190.33      0.74       0.18        63         7          1         1232     5.0      8
OTD463A        651417.9    4766752.0    187.39      0.87       0.08        99         7          1         1237     5.0      8
OTD463A        651414.4    4766754.0    184.46      1.00       0.09        93         7          1         1242     5.0      8
OTD463A        651403.6    4766760.0    175.75      0.62       0.07       111         7          1         1257     5.0      8
OTD463A        651400.1    4766762.0    172.87      0.67       0.08        92         7          1         1262     5.0      8
OTD463A        651396.5    4766764.0    169.97      0.70       0.06        84         7          1         1267     5.0      8
OTD463A        651392.9    4766766.0    167.13      0.87       0.06        83         7          1         1272     5.0      8
OTD463A        651389.4    4766768.0    164.30      0.68       0.06        90         7          1         1277     5.0      8
OTD463A        651385.8    4766770.0    161.47      0.73       0.08       136         7          1         1282     5.0      8
OTD463A        651382.1    4766772.0    158.66      0.63       0.06        76         7          1         1287     5.0      8
OTD463A        651378.5    4766774.0    155.88      0.87       0.08       128         7          1         1292     5.0      8
OTD463A        651374.9    4766776.0    153.10      0.79       0.09       132         7          1         1297     5.0      8
OTD463A        651371.3    4766778.5    150.32      0.75       0.07        69         7          1         1302     5.0      8
OTD463A        651360.4    4766784.5    142.15      0.70       0.09        82         7          1         1317     5.0      8
OTD463A        651356.8    4766786.5    139.50      0.63       0.11        71         7          1         1322     5.0      8
OTD463A        651353.3    4766789.0    136.85      0.72       0.07        77         7          1         1327     5.0      8
OTD463A        651232.4    4766866.5     57.84      1.12       0.18        59        10         14         1491     5.0      8
OTD463A        651228.7    4766869.0     55.51      1.60       0.22       146        10         14         1496     5.0      8
OTD463A        651225.6    4766871.0     53.58      0.90       0.30        60        10         14       1499.3     3.3      8
OTD464         651919.9    4766309.0    408.80      0.88       0.01        31        10          7          815     5.0      8
OTD464         651916.6    4766311.5    395.43      1.07       0.05        49         7          7          829     5.0      8
OTD464         651915.5    4766312.5    390.65      0.72       0.03        25         7          7          834     5.0      8
OTD464         651914.3    4766313.5    385.87      0.66       0.01        15         7          7          839     5.0      8
OTD464         651911.9    4766315.0    376.31      0.68       0.01        22         7          7          849     5.0      8
OTD464         651910.8    4766316.0    371.53      0.71       0.01        21         7          7          854     5.0      8
OTD464         651909.6    4766317.0    366.75      0.91       0.03        62         7          7          859     5.0      8
OTD464         651908.5    4766318.0    361.97      1.16       0.05       138         7          7          864     5.0      8
OTD464         651907.3    4766319.0    357.19      0.83       0.05        85         7          7          869     5.0      8
OTD464         651906.1    4766319.5    352.41      0.89       0.03        98         7          7          874     5.0      8
OTD464         651905.0    4766320.5    347.63      0.78       0.02        61         7          1          879     5.0      8
OTD464         651903.8    4766321.5    342.84      0.81       0.04        50         7          1          884     5.0      8
OTD464         651902.7    4766322.0    338.06      0.73       0.03        44         7          1          889     5.0      8
OTD464         651900.3    4766324.0    328.50      0.67       0.02        81         7          1          899     5.0      8
OTD464         651899.2    4766325.0    323.72      0.65       0.03        43         7          1          904     5.0      8
OTD464         651898.0    4766326.0    318.94      0.76       0.03        57         7          1          909     5.0      8
OTD464         651896.9    4766326.5    314.16      1.25       0.17        46         7          1          914     5.0      8
OTD464         651895.8    4766327.5    309.38      0.65       0.03        92         7          1          919     5.0      8
OTD464         651892.9    4766329.5    297.91      0.90       0.13        22         6         14          931     5.0      8
OTD464         651891.8    4766330.5    293.13      0.73       0.23        14         6         14          936     5.0      8
OTD464         651890.6    4766331.5    288.35      0.86       0.12        12         6         14          941     5.0      8
OTD464         651889.5    4766332.5    283.57      0.96       0.32        22         6         14          946     5.0      8
OTD464         651888.4    4766333.0    278.79      0.80       0.11        10         6         14          951     5.0      8
OTD464         651887.2    4766334.0    274.01      0.79       0.08         9         6         14          956     5.0      8
OTD464         651886.1    4766335.0    269.23      0.75       0.11         8         6         14          961     5.0      8
OTD464         651884.9    4766336.0    264.45      1.03       0.19        10         6         14          966     5.0      8
OTD464         651884.1    4766336.5    261.10      0.97       0.29        12         6         14          968     2.0      8
OTD464         651878.7    4766341.0    238.63      0.69       0.22        10         6         14          993     5.0      8
OTD464         651877.6    4766342.0    233.84      0.81       0.18        14         6         14          998     5.0      8
OTD464         651876.4    4766343.0    229.06      0.79       0.16        12         6         14         1003     5.0      8
OTD464         651875.3    4766344.0    224.28      0.88       0.30        30         6         14         1008     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD464         651874.2    4766345.0    219.49      0.71       0.20        21         6         14         1013     5.0      8
OTD464         651873.1    4766346.0    214.71      0.81       0.23        17         6         14         1018     5.0      8
OTD464         651872.0    4766347.0    209.92      0.99       0.26        15         6         14         1023     5.0      8
OTD464         651870.9    4766348.0    205.14      0.75       0.24        17         6         14         1028     5.0      8
OTD464         651869.8    4766349.0    200.36      0.83       0.32         9         6         14         1033     5.0      8
OTD464         651868.8    4766350.0    195.58      0.90       0.30        20         6         14         1038     5.0      8
OTD464         651866.6    4766352.0    186.03      0.74       0.20        15         6         14         1048     5.0      8
OTD464         651865.5    4766352.5    181.25      0.86       0.26        18         6         14         1053     5.0      8
OTD464         651864.4    4766353.5    176.47      0.76       0.22        16         6         14         1058     5.0      8
OTD464         651863.4    4766354.5    171.70      1.05       0.28        18         6         14         1063     5.0      8
OTD464         651862.4    4766356.0    166.92      0.78       0.26         9         6         14         1068     5.0      8
OTD464         651861.3    4766357.0    162.15      0.80       0.23        24         6         14         1073     5.0      8
OTD464         651860.3    4766358.0    157.37      0.91       0.20        29         6         14         1078     5.0      8
OTD464         651859.3    4766359.0    152.59      0.85       0.32        26         6         14         1083     4.7      8
OTD464A        651898.7    4766325.0    315.70      1.32       0.05        63         7          1       911.67     5.0      8
OTD464A        651897.6    4766325.5    310.91      0.94       0.07        40         7          1       916.67     5.0      8
OTD464A        651895.4    4766328.0    301.65      0.62       0.04        11         7          1          926     4.3      8
OTD464A        651894.4    4766328.5    297.18      0.88       0.10        30         6         14          931     5.0      8
OTD464A        651893.3    4766329.5    292.40      0.65       0.12        13         6         14          936     5.0      8
OTD464A        651892.2    4766330.5    287.61      0.87       0.14         7         6         14          941     5.0      8
OTD464A        651891.1    4766331.5    282.81      0.67       0.12         7         6         14          946     5.0      8
OTD464A        651890.0    4766332.0    278.02      0.88       0.12         8         6         14          951     5.0      8
OTD464A        651888.9    4766333.0    273.23      1.37       0.49        20         6         14          956     5.0      8
OTD464A        651887.8    4766334.0    268.44      0.65       0.18         5         6         14          961     5.0      8
OTD464A        651886.8    4766335.0    263.64      0.81       0.17        11         6         14          966     5.0      8
OTD464A        651886.0    4766335.5    260.29      0.66       0.12         5         6         14          968     2.0      8
OTD464A        651884.2    4766337.0    252.13      0.62       0.09         5        10         14          978     5.0      8
OTD464A        651881.0    4766340.0    237.75      0.71       0.09        11         6         14          993     5.0      8
OTD464A        651879.9    4766341.0    232.95      0.66       0.08        12         6         14          998     5.0      8
OTD464A        651878.9    4766342.0    228.15      1.27       0.16         8         6         14         1003     5.0      8
OTD464A        651877.8    4766343.0    223.35      1.10       0.28         7         6         14         1008     5.0      8
OTD464A        651876.8    4766343.5    218.55      1.25       0.26        24         6         14         1013     5.0      8
OTD464A        651875.8    4766344.5    213.75      1.09       0.23        31         6         14         1018     5.0      8
OTD464A        651874.8    4766345.5    208.95      1.26       0.36        16         6         14         1023     5.0      8
OTD464A        651873.7    4766346.5    204.15      0.97       0.35        14         6         14         1028     5.0      8
OTD464A        651872.7    4766347.5    199.35      0.89       0.31         5         6         14         1033     5.0      8
OTD464A        651871.6    4766348.0    194.55      0.77       0.23        16         6         14         1038     5.0      8
OTD464A        651870.6    4766349.0    189.74      0.78       0.22         8         6         14         1043     5.0      8
OTD464A        651869.6    4766350.0    184.94      0.84       0.24        10         6         14         1048     5.0      8
OTD464A        651868.6    4766351.0    180.14      0.82       0.23        15         6         14         1053     5.0      8
OTD464A        651867.6    4766352.0    175.33      0.68       0.23         7         6         14         1058     5.0      8
OTD464A        651866.6    4766353.0    170.53      0.77       0.32        13         6         14         1063     5.0      8
OTD464A        651864.6    4766355.0    160.91      0.88       0.29         5         6         14         1073     5.0      8
OTD464A        651863.6    4766356.0    156.11      0.78       0.29         9         6         14         1078     5.0      8
OTD464A        651862.6    4766356.5    151.30      0.74       0.96         6         6         14         1083     5.0      8
OTD464A        651861.6    4766357.5    146.49      0.90       0.32        14         6         14         1088     5.0      8
OTD464A        651859.7    4766359.5    136.87      1.23       0.66         7         6         14         1098     5.0      8
OTD464A        651858.7    4766360.5    132.07      1.23       0.38        11         6         14         1103     5.0      8
OTD464A        651857.8    4766361.5    127.26      0.88       0.34         5         6         14         1108     5.0      8
OTD464A        651856.8    4766362.5    122.44      0.99       0.33        13         6         14         1113     5.0      8
OTD464A        651855.8    4766363.0    117.63      0.86       0.30        17         6         14         1118     5.0      8
OTD464A        651854.8    4766364.0    112.82      0.81       0.25         9         6         14         1123     5.0      8
OTD464A        651852.8    4766365.5    103.20      0.71       0.23         7         6         14         1133     5.0      8
OTD464A        651851.8    4766366.5     98.39      0.90       0.31         9         6         14         1138     5.0      8
OTD464A        651850.8    4766367.5     93.58      0.74       0.32        10         6         14         1143     5.0      8
OTD464A        651849.8    4766368.5     88.76      0.86       0.35         8         6         14         1148     5.0      8
OTD464A        651848.8    4766369.0     83.95      0.99       0.76         5         6         14         1153     5.0      8
OTD464A        651845.7    4766372.0     68.55      0.77       0.32        32         6         14         1169     5.0      8
OTD464A        651844.7    4766373.0     63.74      0.79       0.32        15         6         14         1174     5.0      8
OTD464A        651842.7    4766375.0     54.12      1.04       0.49        14         6         14         1184     5.0      8
OTD464A        651841.7    4766375.5     49.31      0.68       0.22         9         6         14         1189     5.0      8
OTD464A        651839.8    4766377.5     39.69      0.83       0.20        13         6         14         1199     5.0      8
OTD464A        651837.9    4766379.0     31.12      1.12       0.37        12         6         14       1206.8     2.8      8
OTD465A        651707.4    4767343.0    194.39      0.71       0.02        22         7          7         1041     5.0      8
OTD465A        651705.3    4767343.0    191.00      0.70       0.01        17         7          7         1044     3.0      8
OTD465A        651703.2    4767343.0    187.60      1.17       0.02        15         5          7         1049     5.0      8
OTD465A        651700.6    4767343.0    183.35      0.61       0.01        19         5          7         1054     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD465A        651697.9    4767342.5    179.11      1.11       0.02        19         5          7         1059     5.0      8
OTD465A        651695.3    4767342.5    174.87      1.03       0.10         5         5          7         1064     5.0      8
OTD465A        651692.6    4767342.5    170.63      1.02       0.01         5         5          7         1069     5.0      8
OTD465A        651687.4    4767343.0    162.15      1.34       0.03        10         5          7         1079     5.0      8
OTD465A        651684.2    4767343.0    157.07      2.14       0.15         5         2          1         1085     5.0      8
OTD465A        651681.6    4767343.0    152.84      2.25       0.10         5         2          1         1090     5.0      8
OTD465A        651678.9    4767343.0    148.60      3.02       0.33         5         2          1         1095     5.0      8
OTD465A        651676.2    4767343.0    144.37      4.09       0.49         5         2          1         1100     5.0      8
OTD465A        651673.6    4767342.5    140.14      4.47       0.49         9         2          1         1105     5.0      8
OTD465A        651670.9    4767342.5    135.92      5.04       0.52        32         2          1         1110     5.0      8
OTD465A        651668.2    4767342.5    131.69      2.06       0.27         5         2          1         1115     5.0      8
OTD465A        651665.5    4767342.5    127.47      2.86       0.15         5         2          1         1120     5.0      8
OTD465A        651660.1    4767342.0    119.03      2.69       0.19         5         2          1         1130     5.0      8
OTD465A        651657.4    4767342.0    114.82      5.58       0.39         5         2          1         1135     5.0      8
OTD465A        651654.8    4767341.5    110.60      4.07       0.34         5         2          1         1140     5.0      8
OTD465A        651652.1    4767342.0    106.39      5.28       0.23         5         2          1         1145     5.0      8
OTD465A        651649.3    4767342.0    102.19      3.38       0.33         5         2          1         1150     5.0      8
OTD465A        651646.6    4767342.0     97.99      1.54       0.12         5         2          1         1155     5.0      8
OTD465A        651643.9    4767342.0     93.78      2.59       0.15         5         2          1         1160     5.0      8
OTD465A        651641.2    4767342.0     89.58      3.44       0.25         5         2          1         1165     5.0      8
OTD465A        651638.4    4767342.0     85.39      3.68       0.28         7         2          1         1170     5.0      8
OTD465A        651635.8    4767342.0     81.20      0.64       0.23         5         2          1         1175     5.0      8
OTD465A        651633.0    4767342.0     77.01      2.20       0.19         5         2          1         1180     5.0      8
OTD465A        651630.3    4767342.0     72.82      4.38       0.26         5         2          1         1185     5.0      8
OTD465A        651627.6    4767342.0     68.63      5.44       0.30         5         2          1         1190     5.0      8
OTD465A        651624.8    4767342.0     64.46      4.01       0.25         5         2          1         1195     5.0      8
OTD465A        651621.6    4767342.0     59.44      4.59       0.34         9         3          1         1201     5.0      8
OTD465A        651618.8    4767342.0     55.27      5.28       0.55         7         3          1         1206     5.0      8
OTD465A        651616.0    4767342.0     51.09      5.04       0.52         7         3          1         1211     5.0      8
OTD465A        651613.3    4767342.0     46.92      5.03       0.58        24         3          1         1216     5.0      8
OTD465A        651610.5    4767342.0     42.76      3.36       5.31        25         3          1         1221     5.0      8
OTD465A        651607.8    4767342.0     38.59      4.56       2.65        28         3          1         1226     5.0      8
OTD465A        651604.9    4767342.0     34.43      5.40       2.84        29         3          1         1231     5.0      8
OTD465A        651602.2    4767342.0     30.27      3.87       2.35        68         3          1         1236     5.0      8
OTD465A        651599.4    4767342.0     26.15      1.16       1.08        13         3          1         1241     5.0      8
OTD465A        651596.6    4767342.0     22.03      2.01       1.06        53         3          1         1246     5.0      8
OTD465A        651593.7    4767342.0     17.91      1.84       1.03        30         3          1         1251     5.0      8
OTD465A        651588.1    4767341.5      9.68      0.89       0.52        28         3         14         1261     5.0      8
OTD465A        651585.2    4767341.5      5.61      1.70       0.99        13         3         14         1266     5.0      8
OTD465A        651582.3    4767341.5      1.53      3.07       2.07        38         3         14         1271     5.0      8
OTD465A        651579.4    4767341.5     -2.55      3.26       1.16        47         3         14         1276     5.0      8
OTD465A        651576.8    4767341.5     -6.22      1.57       0.45       134         2         14         1280     4.0      8
OTRCD352A      651602.3    4766302.0    420.29      0.72       0.28        26         6         14          793     5.0      8
OTRCD352A      651601.0    4766303.5    415.68      0.80       0.18        15         6         14          798     5.0      8
OTRCD352A      651599.8    4766305.0    411.08      1.13       0.28        28         6         14          803     5.0      8
OTRCD352A      651598.6    4766306.5    406.48      1.37       0.28        14         6         14          808     5.0      8
OTRCD352A      651592.3    4766314.0    383.47      1.34       0.40        27         6         14          833     5.0      8
OTRCD352A      651589.8    4766317.0    374.26      0.72       0.15        56         6         14          843     5.0      8
OTRCD352A      651588.5    4766318.5    369.66      0.74       0.21        72         6         14          848     5.0      8
OTD449B        651697.8    4767222.0    203.63      0.73       0.02         8        10          7         1045     5.0      8
OTD449B        651688.9    4767223.5    192.89      0.81       0.03        98        10          7         1058     3.0      8
OTD449B        651683.1    4767224.5    186.02      0.63       0.02       214         7          7         1068     5.0      8
OTD449B        651679.9    4767225.0    182.21      1.10       0.01        72         7          7         1073     5.0      8
OTD449B        651676.8    4767225.5    178.40      0.80       0.01        60         7          7         1078     5.0      8
OTD449B        651673.5    4767226.0    174.59      0.84       0.03        68         7          7         1083     5.0      8
OTD449B        651664.6    4767227.5    163.92      1.15       0.02        35         5          1         1097     5.0      8
OTD449B        651661.4    4767228.0    160.11      1.08       0.02        15         5          1         1102     5.0      8
OTD449B        651658.2    4767228.5    156.30      1.17       0.03        12         5          1         1107     5.0      8
OTD449B        651651.8    4767229.5    148.65      2.29       0.04        15         5          1         1117     5.0      8
OTD449B        651648.6    4767230.0    144.83      1.87       0.05        16         5          1         1122     5.0      8
OTD449B        651645.4    4767230.0    141.00      3.11       0.13        13         5          1         1127     5.0      8
OTD449B        651642.2    4767230.5    137.20      1.74       0.05         6         5          1         1132     5.0      8
OTD449B        651639.0    4767231.5    133.39      1.41       0.11        11         5          1         1137     5.0      8
OTD449B        651635.8    4767232.0    129.58      1.46       0.08        13         5          1         1142     5.0      8
OTD449B        651632.6    4767232.5    125.78      2.38       0.10        42         2          1         1147     5.0      8
OTD449B        651629.4    4767233.0    121.97      1.76       0.18         9         2          1         1152     5.0      8
OTD449B        651627.1    4767233.5    119.32      3.02       0.78        39         2          1         1154     2.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD449B        651624.9    4767233.5    116.68      2.17       0.96        56         3          1         1159     5.0      8
OTD449B        651611.5    4767236.5    102.08      0.93       0.27        37         2         14         1179     5.0      8
OTD449B        651607.5    4767237.0     97.67      2.52       1.45        43         3         14         1185     5.0      8
OTD449B        651604.2    4767238.0     94.00      3.82       1.69       107         3         14         1190     5.0      8
OTD449B        651600.9    4767238.5     90.32      4.19       1.82       104         3         14         1195     5.0      8
OTD449B        651597.5    4767239.0     86.65      3.14       1.43        56         3         14         1200     5.0      8
OTD449B        651594.2    4767239.5     82.96      1.97       0.90        22         3         14         1205     5.0      8
OTD449B        651590.9    4767240.5     79.26      3.97       1.82        59         3         14         1210     5.0      8
OTD449B        651587.6    4767241.0     75.56      2.34       1.44        57         3         14         1215     5.0      8
OTD449B        651584.3    4767241.5     71.86      2.41       1.10        13         3         14         1220     5.0      8
OTD449B        651581.0    4767242.5     68.16      3.52       1.57        27         3         14         1225     5.0      8
OTD449B        651577.7    4767243.0     64.46      3.56       1.40        45         3         14         1230     5.0      8
OTD449B        651574.4    4767244.0     60.76      3.04       1.31        24         3         14         1235     5.0      8
OTD449B        651571.1    4767244.5     57.07      2.82       1.17        18         3         14         1240     5.0      8
OTD449B        651548.1    4767249.5     31.17      1.64       0.66         9         4         14         1275     5.0      8
OTD449B        651544.8    4767250.0     27.46      1.40       0.48         8         4         14         1280     5.0      8
OTD449B        651541.6    4767251.0     23.75      1.13       0.32        19         4         14         1285     5.0      8
OTD449B        651535.0    4767252.0     16.34      0.68       0.37         7         4         14         1295     5.0      8
OTD449B        651531.7    4767253.0     12.62      0.86       0.40         5         4         14         1300     5.0      8
OTD449B        651515.3    4767256.0     -5.99      1.49       0.25        42         5          1         1325     5.0      8
OTD449B        651512.1    4767256.5     -9.72      0.68       0.09        53         5          1         1330     5.0      8
OTD449B        651508.8    4767257.0    -13.45      1.06       0.13        85         5          1         1335     5.0      8
OTD449B        651505.5    4767258.0    -17.18      1.62       0.19        62         5          1         1340     5.0      8
OTD449B        651502.3    4767258.5    -20.91      1.73       0.20        69         5          1         1345     5.0      8
OTD449B        651499.0    4767259.0    -24.64      1.60       0.17       112         5          1         1350     5.0      8
OTD449B        651495.8    4767260.0    -28.37      1.74       0.30       110         5          1         1355     5.0      8
OTD449B        651491.8    4767261.0    -32.85      1.63       0.46        79         4         14         1361     5.0      8
OTD449B        651488.6    4767261.5    -36.58      1.18       0.20        46         4         14         1366     5.0      8
OTD449B        651475.7    4767264.5    -51.53      1.31       0.19        38         4         14         1386     5.0      8
OTD449B        651472.4    4767265.0    -55.29      1.36       0.26        29         4         14         1391     5.0      8
OTD449B        651466.0    4767266.5    -62.80      1.05       0.16        22         4         14         1401     5.0      8
OTD449B        651462.8    4767267.5    -66.56      1.02       0.10         9         4         14         1406     5.0      8
OTD449B        651456.3    4767268.5    -74.12      0.92       0.18        14         4         14         1416     5.0      8
OTD449B        651453.1    4767269.0    -77.90      1.30       0.24        49         4         14         1421     5.0      8
OTD449B        651449.9    4767269.5    -81.68      1.42       0.29        36         4         14         1426     5.0      8
OTD449B        651446.6    4767269.5    -85.46      1.49       0.34        29         4         14         1431     5.0      8
OTD449B        651443.4    4767270.0    -89.24      1.34       0.23        16         4         14         1436     5.0      8
OTD449B        651440.2    4767270.5    -93.03      1.36       0.23        11         4         14         1441     5.0      8
OTD449B        651436.9    4767271.0    -96.81      1.25       0.29        20         4         14         1446     5.0      8
OTD449B        651433.7    4767271.5   -100.59      1.29       0.50        21         4         14         1451     5.0      8
OTD449B        651430.5    4767272.0   -104.39      1.15       0.20        12         4         14         1456     5.0      8
OTD449B        651427.3    4767272.5   -108.18      1.67       0.25        15         4         14         1461     5.0      8
OTD449B        651424.0    4767273.0   -111.97      1.10       0.26        20         4         14         1466     3.0      8
OTD449B        651401.3    4767276.5   -138.25      1.94       1.19        97         4         14         1501     5.0      8
OTD449B        651397.9    4767277.5   -141.97      2.61       1.73        85         4         14         1506     5.0      8
OTD449B        651394.6    4767278.0   -145.68      1.75       0.99        25         3         14         1511     5.0      8
OTD449B        651391.3    4767278.5   -149.38      0.91       0.64        18         4         14         1516     5.0      8
OTD449B        651388.1    4767279.0   -153.08      1.47       1.81         6         4         14         1521     5.0      8
OTD449B        651384.8    4767279.5   -156.77      1.46       1.91        19         4         14         1526     5.0      8
OTD449B        651378.1    4767280.5   -164.13      2.26       2.39        17         4         14         1536     5.0      8
OTD449B        651374.8    4767282.0   -167.80      3.08       1.81       105         3         14         1541     5.0      8
OTD449B        651371.4    4767282.5   -171.45      1.94       1.89        23         3         14         1546     5.0      8
OTD449B        651368.1    4767283.5   -175.11      1.20       1.22        15         4         14         1551     5.0      8
OTD449B        651364.8    4767284.0   -178.76      1.27       1.04        41         4         14         1556     5.0      8
OTD449B        651361.4    4767284.5   -182.39      1.21       0.90        38         4         14         1561     5.0      8
OTD449B        651358.1    4767285.5   -186.03      1.64       1.40        26         4         14         1566     5.0      8
OTD449B        651354.7    4767286.0   -189.66      1.80       1.87        19         4         14         1571     5.0      8
OTD449B        651337.7    4767289.5   -207.51      0.72       0.68        14         6         14         1596     5.0      8
OTD449B        651329.9    4767291.5   -215.22      0.64       0.50         9         6         14         1607     5.0      8
OTD455B        651685.7    4767063.5    316.28      1.22       0.06        14         7          7          865     5.0      8
OTD455B        651684.1    4767062.0    311.71      2.66       0.15         8         7          7          870     5.0      8
OTD455B        651682.9    4767061.5    308.50      4.83       0.41         5         5          7          872     2.0      8
OTD455B        651681.9    4767060.0    305.30      2.87       0.22         5         2          1          877     5.0      8
OTD455B        651680.3    4767059.0    300.73      2.72       0.24         5         2          1          882     5.0      8
OTD455B        651678.7    4767057.5    296.15      4.58       0.42         7         2          1          887     5.0      8
OTD455B        651677.1    4767056.5    291.58      1.25       0.12         5         2          1          892     5.0      8
OTD455B        651675.5    4767055.0    287.01      0.94       0.04         5         5          1          897     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD455B        651673.9    4767054.0    282.43      1.00       0.11         7         5          1          902     5.0      8
OTD455B        651672.3    4767053.0    277.86      1.64       0.06         6         5          1          907     5.0      8
OTD455B        651671.0    4767052.0    274.20      2.94       0.12         7         5          1          910     3.0      8
OTD455B        651669.7    4767051.0    270.55      4.49       0.20         5         2          1          915     5.0      8
OTD455B        651668.1    4767049.5    265.97      1.39       0.07         5         2          1          920     5.0      8
OTD455B        651666.6    4767048.0    261.40      3.36       0.20         9         2          1          925     5.0      8
OTD455B        651665.0    4767047.0    256.83      3.05       0.15        13         2          1          930     5.0      8
OTD455B        651663.4    4767045.5    252.25      3.35       0.20         5         2          1          935     5.0      8
OTD455B        651661.8    4767044.5    247.67      3.02       0.17         5         2          1          940     5.0      8
OTD455B        651660.3    4767043.0    243.10      2.98       0.20         5         2          1          945     5.0      8
OTD455B        651658.7    4767042.0    238.52      3.14       0.19         5         2          1          950     5.0      8
OTD455B        651657.1    4767041.0    233.94      3.84       0.41         5         3          1          955     5.0      8
OTD455B        651655.5    4767040.0    229.36      4.74       1.00         5         3          1          960     5.0      8
OTD455B        651653.9    4767038.5    224.78      3.58       3.55         5         3         14          965     5.0      8
OTD455B        651652.4    4767037.5    220.20      4.64       8.11         5         3         14          970     5.0      8
OTD455B        651650.9    4767036.0    215.62      5.83       4.36         7         3         14          975     5.0      8
OTD455B        651649.3    4767035.0    211.03      4.45       2.25        46         3         14          980     5.0      8
OTD455B        651647.7    4767033.5    206.45      2.63       0.32        49         3         14          985     5.0      8
OTD455B        651646.1    4767032.0    201.87      3.14       0.35        45         3         14          990     5.0      8
OTD455B        651644.6    4767031.0    197.29      2.95       1.29        26         3         14          995     5.0      8
OTD455B        651643.0    4767029.5    192.70      3.13       2.43         5         3         14         1000     5.0      8
OTD455B        651641.5    4767028.0    188.12      3.77       2.71         5         3         14         1005     5.0      8
OTD455B        651639.0    4767026.0    180.79      1.06       0.16        87         4         14         1013     5.0      8
OTD455B        651547.9    4766965.0    -77.76      0.61       0.17        24         6         14         1294     5.0      8
OTD455B        651546.3    4766964.0    -82.38      0.92       0.35        30         6         14         1299     5.0      8
OTD455B        651544.6    4766963.5    -87.01      0.83       0.91        29         6         14         1304     5.0      8
OTD455B        651502.9    4766940.0   -202.10      0.93       0.86        18        10         14       1428.2     4.2      8
OTD465B        651782.0    4767348.0     90.72      0.81       0.03        39        10          7         1108     3.0      8
OTD465B        651781.0    4767348.0     86.83      0.80       0.01        28         7          1         1113     5.0      8
OTD465B        651779.0    4767348.0     81.97      0.95       0.01        20         7          1         1118     5.0      8
OTD465B        651778.0    4767348.0     77.12      0.84       0.02        21         7          1         1123     5.0      8
OTD465B        651777.0    4767348.0     72.26      0.61       0.02        16         7          1         1128     5.0      8
OTD465B        651775.0    4767348.0     62.54      0.72       0.02        17         7          1         1138     5.0      8
OTD465B        651774.0    4767348.0     57.68      1.05       0.04        24         7          1         1143     5.0      8
OTD465B        651773.0    4767348.0     53.79      1.41       0.07        25         7          1         1146     3.0      8
OTD465B        651772.0    4767348.0     49.91      1.11       0.03        29         5          1         1151     5.0      8
OTD465B        651771.0    4767348.0     45.05      0.98       0.05        35         5          1         1156     5.0      8
OTD465B        651769.0    4767348.0     40.19      1.37       0.04        42         5          1         1161     5.0      8
OTD465B        651768.0    4767348.0     35.33      2.20       0.05        24         5          1         1166     5.0      8
OTD465B        651767.0    4767348.0     30.47      1.64       0.04        38         5          1         1171     5.0      8
OTD465B        651766.0    4767348.0     25.61      1.58       0.04        26         5          1         1176     5.0      8
OTD465B        651765.0    4767348.0     20.76      1.45       0.03        71         5          1         1181     5.0      8
OTD465B        651763.0    4767348.0     15.90      1.42       0.04       110         5          1         1186     5.0      8
OTD465B        651762.0    4767348.0     11.05      1.35       0.03        14         5          1         1191     5.0      8
OTD465B        651761.0    4767348.0      6.19      1.31       0.05        12         5          1         1196     5.0      8
OTD465B        651760.0    4767348.0      1.34      1.80       0.06        34         5          1         1201     5.0      8
OTD465B        651759.0    4767348.0     -3.50      1.07       0.05        12         5          1         1206     5.0      8
OTD465B        651757.0    4767348.0     -8.35      1.30       0.02        11         5          1         1211     5.0      8
OTD465B        651756.0    4767348.5    -13.20      1.40       0.04        12         5          1         1216     5.0      8
OTD465B        651755.0    4767348.5    -18.05      0.88       0.06        17         5          1         1221     5.0      8
OTD465B        651754.0    4767349.0    -22.89      1.28       0.04        21         5          1         1226     5.0      8
OTD465B        651752.0    4767349.0    -27.73      1.46       0.04         5         5          1         1231     5.0      8
OTD465B        651751.0    4767349.0    -33.54      2.72       0.10         8         2          1         1237     5.0      8
OTD465B        651750.0    4767349.0    -38.39      3.37       0.12         5         2          1         1242     5.0      8
OTD465B        651749.0    4767349.5    -43.23      4.05       0.23         7         2          1         1247     5.0      8
OTD465B        651747.0    4767349.5    -48.07      3.83       0.24        12         2          1         1252     5.0      8
OTD465B        651746.0    4767349.5    -52.91      3.59       0.17         5         2          1         1257     5.0      8
OTD465B        651745.0    4767350.0    -57.75      4.29       0.33        12         2          1         1262     5.0      8
OTD465B        651744.0    4767350.0    -62.59      3.96       0.18         9         2          1         1267     5.0      8
OTD465B        651742.0    4767350.0    -68.40      4.33       0.38         8         3          1         1273     5.0      8
OTD465B        651741.0    4767350.5    -73.24      4.73       7.43        12         3          1         1278     5.0      8
OTD465B        651740.0    4767350.5    -78.09      2.08       0.31         5         3          1         1283     5.0      8
OTD465B        651738.0    4767350.5    -82.93      4.77       1.10         5         3          1         1288     5.0      8
OTD465B        651737.0    4767350.5    -87.77      3.73       0.42         5         3          1         1293     5.0      8
OTD465B        651736.0    4767351.0    -92.61      4.30       0.40         5         3          1         1298     5.0      8
OTD465B        651735.0    4767351.0    -97.45      4.79       0.40         5         3          1         1303     5.0      8
OTD465B        651733.0    4767351.0   -102.30      4.05       0.57         6         3          1         1308     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD465B        651732.0    4767351.0   -107.14      4.52       0.38         9         3          1         1313     5.0      8
OTD465B        651731.0    4767351.5   -111.98      2.37       0.37         5         3          1         1318     5.0      8
OTD465B        651730.0    4767351.5   -116.82      6.24       0.43         5         3          1         1323     5.0      8
OTD465B        651729.0    4767351.5   -121.66      4.76       0.38         5         3          1         1328     5.0      8
OTD465B        651727.0    4767352.5   -126.50      3.56       0.55         5         3          1         1333     5.0      8
OTD465B        651726.0    4767352.5   -131.34      3.03       0.37         5         3          1         1338     5.0      8
OTD465B        651725.0    4767353.0   -136.17      5.60       0.25         5         3          1         1343     5.0      8
OTD465B        651724.0    4767353.0   -141.01      6.04       0.26        13         3          1         1348     5.0      8
OTD465B        651722.0    4767353.0   -145.84      3.98       0.45         8         3          1         1353     5.0      8
OTD465B        651721.0    4767353.5   -150.67      3.28       0.37        21         3          1         1358     5.0      8
OTD465B        651720.0    4767353.5   -155.50      3.77       0.68        33         3          1         1363     5.0      8
OTD465B        651718.0    4767354.0   -160.32      2.70       0.23        28         3          1         1368     5.0      8
OTD465B        651717.0    4767354.0   -165.15      1.74       0.23        25         3          1         1373     5.0      8
OTD465B        651716.0    4767354.0   -169.98      1.70       0.43        54         3          1         1378     5.0      8
OTD465B        651713.0    4767354.5   -179.63      2.64       0.69         5         3         14         1388     5.0      8
OTD465B        651712.0    4767355.0   -184.46      2.03       0.56         8         3         14         1393     5.0      8
OTD465B        651711.0    4767355.5   -189.29      2.25       0.50        14         3         14         1398     5.0      8
OTD465B        651709.0    4767355.5   -194.12      2.00       0.44        17         3         14         1403     5.0      8
OTD465B        651708.0    4767356.0   -198.94      1.97       0.44        22         3         14         1408     5.0      8
OTD465B        651707.0    4767356.0   -203.77      1.74       0.45         9         3         14         1413     5.0      8
OTD465B        651706.0    4767356.0   -208.60      1.93       0.43         9         3         14         1418     5.0      8
OTD465B        651704.0    4767356.5   -213.42      2.56       0.60        15         3         14         1423     5.0      8
OTD465B        651703.0    4767357.0   -218.25      2.03       0.56        13         4         14         1428     5.0      8
OTD465B        651702.0    4767357.0   -223.07      0.63       0.19         7         4         14         1433     5.0      8
OTD465B        651701.0    4767357.5   -227.89      1.73       0.43        23         4         14         1438     5.0      8
OTD465B        651699.0    4767358.0   -232.71      1.70       0.39        71         4         14         1443     5.0      8
OTD465B        651698.0    4767358.0   -237.53      1.52       0.44        35         4         14         1448     5.0      8
OTD465B        651697.0    4767358.0   -242.35      1.78       0.53         5         4         14         1453     5.0      8
OTD465B        651695.0    4767358.5   -247.16      1.31       0.40         8         4         14         1458     5.0      8
OTD465B        651694.0    4767359.0   -251.97      1.60       0.52        11         4         14         1463     5.0      8
OTD465B        651693.0    4767359.0   -256.78      1.75       0.52        14         4         14         1468     5.0      8
OTD465B        651691.0    4767359.5   -261.58      1.44       0.35         5         4         14         1473     5.0      8
OTD465B        651690.0    4767360.0   -266.39      1.42       0.36        10         4         14         1478     5.0      8
OTD465B        651689.0    4767360.0   -271.20      1.47       0.33        24         4         14         1483     5.0      8
OTD465B        651687.0    4767359.5   -275.97      1.13       0.23        22         4         14         1488     5.0      8
OTD465B        651686.0    4767359.5   -280.27      1.62       0.44        16         4         14         1492     4.0      8
OTD465B        651684.0    4767359.0   -284.57      1.91       0.43        24         4         14         1497     5.0      8
OTD465B        651683.0    4767359.0   -289.35      1.39       0.23        22         4         14         1502     3.0      8
OTD465B        651679.0    4767356.5   -303.59      1.12       0.32        37         4         14         1517     5.0      8
OTD465B        651678.0    4767356.0   -308.33      1.24       0.34        55         4         14         1522     5.0      8
OTD465B        651676.0    4767355.5   -313.07      1.00       0.36        42         4         14         1527     5.0      8
OTD465B        651675.0    4767355.0   -316.86      1.14       0.49        18         4         14         1530     3.0      8
OTD505         651582.1    4767377.0    397.40      0.99       0.04       170         7          7          785     5.0      8
OTD505         651581.1    4767376.0    392.54      1.06       0.02        73         7          7          790     5.0      8
OTD505         651580.0    4767375.5    387.67      1.06       0.03        45         7          7          795     5.0      8
OTD505         651578.8    4767375.0    381.83      1.40       0.04        47         5          7          801     5.0      8
OTD505         651577.7    4767375.0    376.97      1.47       0.04        38         5          7          806     5.0      8
OTD505         651576.6    4767374.5    372.10      0.86       0.02        50         5          7          811     5.0      8
OTD505         651575.6    4767374.0    367.23      1.16       0.02        39         5          7          816     5.0      8
OTD505         651574.6    4767373.5    362.36      1.06       0.02        33         5          7          821     5.0      8
OTD505         651573.5    4767373.0    357.50      1.19       0.02        20         5          7          826     5.0      8
OTD505         651572.4    4767372.5    352.63      1.43       0.05        16         5          7          831     5.0      8
OTD505         651570.3    4767371.5    342.89      1.64       0.11        15         5          7          841     5.0      8
OTD505         651569.3    4767371.0    338.02      1.96       0.14        10         5          7          846     5.0      8
OTD505         651568.3    4767370.5    333.15      1.46       0.03         6         5          1          851     5.0      8
OTD505         651567.3    4767370.0    328.28      1.67       0.07         6         5          1          856     5.0      8
OTD505         651566.3    4767369.5    323.41      1.12       0.05         5         5          1          861     5.0      8
OTD505         651565.2    4767369.0    318.54      1.53       0.23         5         5          1          866     5.0      8
OTD505         651564.1    4767369.0    313.66      1.85       0.06        11         5          1          871     5.0      8
OTD505         651562.9    4767368.0    307.82      2.93       0.32         5         2          1          877     5.0      8
OTD505         651561.7    4767367.5    301.97      4.59       0.86        39         3          1          883     5.0      8
OTD505         651560.7    4767367.5    297.09      3.32       0.76        16         3          1          888     5.0      8
OTD505         651559.7    4767367.0    292.22      4.84       2.25        11         3          1          893     5.0      8
OTD505         651558.7    4767366.5    287.34      4.05       0.70         5         3          1          898     5.0      8
OTD505         651557.7    4767366.0    282.47      4.33       0.78         5         3          1          903     5.0      8
OTD505         651556.7    4767365.5    277.59      5.07       1.04         7         3          1          908     5.0      8
OTD505         651555.7    4767365.0    272.71      3.75       1.03         5         3          1          913     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE      TO     LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD505         651554.7    4767365.0    267.83      4.23       1.67         5         3          1          918     5.0      8
OTD505         651553.7    4767364.0    262.96      2.57       0.98         6         3          1          923     5.0      8
OTD505         651552.7    4767363.5    258.08      5.15       1.63         9         3          1          928     5.0      8
OTD505         651551.7    4767363.5    253.20      5.33       1.82         7         3          1          933     5.0      8
OTD505         651550.7    4767363.0    248.33      4.50       2.14         8         3          1          938     5.0      8
OTD505         651549.6    4767362.0    243.45      5.28       1.41         5         3          1          943     5.0      8
OTD505         651548.6    4767362.0    238.58      4.59       1.54         5         3          1          948     5.0      8
OTD505         651547.6    4767361.5    233.70      4.28       1.21         7         3          1          953     5.0      8
OTD505         651546.5    4767361.0    228.83      3.46       1.68         5         3          1          958     5.0      8
OTD505         651545.6    4767360.5    223.95      4.04       2.26         8         3          1          963     5.0      8
OTD505         651544.6    4767360.0    219.08      4.48       2.48         7         3          1          968     5.0      8
OTD505         651543.5    4767359.5    214.21      3.58       2.08         9         3          1          973     5.0      8
OTD505         651542.5    4767359.0    209.33      5.78       4.56        10         3          1          978     5.0      8
OTD505         651541.4    4767358.5    204.46      3.82       1.33        14         3          1          983     5.0      8
OTD505         651540.4    4767358.0    199.59      1.77       5.57         7         3          1          988     5.0      8
OTD505         651539.3    4767357.5    194.72      2.87       1.82        11         3          1          993     5.0      8
OTD505         651538.3    4767357.5    189.86      3.38       0.50        13         3          1          998     5.0      8
OTD505         651537.2    4767357.0    184.99      1.85       0.72        16         3          1         1003     5.0      8
OTD505         651536.1    4767356.5    180.13      2.15       1.02        35         3          1         1008     5.0      8
OTD505         651535.0    4767356.0    175.27      3.55       3.85        18         3          1         1013     5.0      8
OTD505         651533.9    4767355.5    170.41      3.89       4.48        38         3          1         1018     5.0      8
OTD505         651532.9    4767355.0    165.55      1.58       1.01        45         3          1         1023     5.0      8
OTD505         651500.8    4767343.0     21.53      1.81       0.34       120         5          1         1171     5.0      8
OTD505         651499.7    4767342.5     16.66      1.73       0.28       116         5          1         1176     5.0      8
OTD505         651498.6    4767342.0     11.79      1.26       0.16       228         5          1         1181     5.0      8
OTD505         651497.5    4767342.0      6.92      1.47       0.18       114         5          1         1186     5.0      8
OTD505         651496.5    4767342.0      2.05      1.51       0.20        66         5          1         1191     5.0      8
OTD505         651495.4    4767341.5     -2.82      1.43       0.23        40         5          1         1196     5.0      8
OTD505         651494.3    4767341.5     -7.69      1.81       0.33        59         5          1         1201     5.0      8
OTD505         651493.5    4767341.0    -11.52      1.20       0.24        57         5          1      1203.86     2.9      8
OTD505A        651503.3    4767345.5     18.92      1.70       0.27       178         5          1         1173     4.0      8
OTD514         651764.0    4767536.0    193.18      0.87       0.04        43         7          7         1021     5.0      8
OTD514         651759.0    4767537.0    179.08      0.96       0.02       116         7          7         1036     5.0      8
OTD514         651757.0    4767537.5    174.39      0.64       0.01       140         7          7         1041     5.0      8
OTD514         651755.0    4767538.0    169.69      0.67       0.01        58         7          7         1046     5.0      8
OTD514         651752.0    4767539.0    160.29      0.91       0.01       104         7          7         1056     5.0      8
OTD514         651749.0    4767539.5    150.90      0.89       0.03        43         7          7         1066     5.0      8
OTD514         651747.0    4767540.0    146.20      0.80       0.02        20         7          7         1071     5.0      8
OTD514         651745.0    4767540.5    141.49      1.12       0.04        37         7          7         1076     5.0      8
OTD514         651744.0    4767541.0    136.79      0.67       0.05        26         7          7         1081     5.0      8
OTD514         651742.0    4767541.0    132.09      0.79       0.02         8         7          7         1086     5.0      8
OTD514         651741.0    4767541.5    127.85      0.99       0.06        13         7          7         1090     4.0      8
OTD514         651739.0    4767542.0    123.61      1.18       0.02        14         5          7         1095     5.0      8
OTD514         651738.0    4767542.5    118.90      1.12       0.02        28         5          7         1100     5.0      8
OTD514         651736.0    4767543.0    114.20      1.66       0.03        26         5          7         1105     5.0      8
OTD514         651734.0    4767543.5    109.48      1.27       0.03        15         5          1         1110     5.0      8
OTD514         651733.0    4767544.0    104.77      1.46       0.03        24         5          1         1115     5.0      8
OTD514         651731.0    4767544.5    100.05      1.26       0.03        30         5          1         1120     5.0      8
OTD514         651730.0    4767545.0     95.34      1.37       0.02        26         5          1         1125     5.0      8
OTD514         651726.0    4767546.0     85.90      1.60       0.06        20         5          1         1135     5.0      8
OTD514         651725.0    4767546.0     81.18      1.86       0.06        18         5          1         1140     5.0      8
OTD514         651723.0    4767546.5     76.46      1.79       0.07        73         5          1         1145     5.0      8
OTD514         651722.0    4767547.0     71.74      1.54       0.05        23         5          1         1150     5.0      8
OTD514         651720.0    4767547.5     67.02      1.70       0.04        22         5          1         1155     5.0      8
OTD514         651718.0    4767548.0     62.30      1.38       0.06        34         5          1         1160     5.0      8
OTD514         651717.0    4767548.5     57.57      1.92       0.07        32         5          1         1165     5.0      8
OTD514         651715.0    4767549.0     52.85      1.64       0.06        25         5          1         1170     5.0      8
OTD514         651714.0    4767549.5     48.12      0.66       0.13        10         5          1         1175     5.0      8
OTD514         651712.0    4767550.0     42.45      2.61       0.13        20         2          1         1181     5.0      8
OTD514         651710.0    4767550.5     37.72      2.28       0.11        23         2          1         1186     5.0      8
OTD514         651709.0    4767550.5     33.00      1.95       0.09         7         2          1         1191     5.0      8
OTD514         651707.0    4767551.0     28.27      2.36       0.08        21         2          1         1196     5.0      8
OTD514         651706.0    4767551.5     23.55      3.42       0.12         8         2          1         1201     5.0      8
OTD514         651704.0    4767552.0     18.82      3.36       0.11        12         2          1         1206     5.0      8
OTD514         651702.0    4767552.5     14.10      3.38       0.13        18         2          1         1211     5.0      8
OTD514         651701.0    4767553.0      9.38      2.88       0.15        17         2          1         1216     5.0      8
OTD514         651699.0    4767553.0      4.65      3.49       0.19        19         2          1         1221     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD514         651698.0    4767553.5     -0.07      3.30       0.15        15         2          1         1226     5.0      8
OTD514         651696.0    4767554.0     -4.79      2.97       0.10        13         2          1         1231     5.0      8
OTD514         651695.0    4767555.0     -9.51      2.49       0.12         7         2          1         1236     5.0      8
OTD514         651693.0    4767555.0    -14.23      1.99       0.11        23         2          1         1241     5.0      8
OTD514         651691.0    4767555.5    -18.95      1.89       0.07        35         2          1         1246     5.0      8
OTD514         651690.0    4767556.0    -23.68      3.40       0.19        12         2          1         1251     5.0      8
OTD514         651688.0    4767556.5    -29.34      3.44       0.36        10         3          1         1257     5.0      8
OTD514         651686.0    4767556.5    -34.06      2.54       0.39        11         3          1         1262     5.0      8
OTD514         651685.0    4767557.0    -38.78      4.01       0.97        12         3          1         1267     5.0      8
OTD514         651683.0    4767557.5    -43.50      3.96       0.74        70         3          1         1272     5.0      8
OTD514         651682.0    4767558.0    -48.22      5.12       0.30       192         3         14         1277     5.0      8
OTD514         651680.0    4767559.0    -52.94      3.39       0.29       184         3         14         1282     5.0      8
OTD514         651678.0    4767559.5    -57.66      2.42       0.20        56         3         14         1287     5.0      8
OTD514         651677.0    4767559.5    -62.39      3.01       0.34        40         3         14         1292     5.0      8
OTD514         651675.0    4767560.0    -67.11      3.25       0.33        38         3         14         1297     5.0      8
OTD514         651674.0    4767560.5    -71.84      1.62       0.17        25         3         14         1302     5.0      8
OTD514         651672.0    4767561.0    -76.57      0.91       0.12         7         3         14         1307     5.0      8
OTD514         651671.0    4767561.5    -81.30      2.23       0.25        26         3         14         1312     5.0      8
OTD514         651669.0    4767562.0    -86.03      2.89       0.45        32         3         14         1317     5.0      8
OTD514         651668.0    4767562.5    -90.76      2.06       0.70        64         3          1         1322     5.0      8
OTD514         651666.0    4767562.5    -95.49      3.15       0.84        93         3          1         1327     5.0      8
OTD514         651665.0    4767563.0   -100.22      2.68       0.40        80         3          1         1332     3.0      8
OTD514         651663.0    4767563.5   -104.96      2.74       0.59        36         3          1         1337     5.0      8
OTD514         651661.0    4767564.0   -109.69      2.32       0.55        48         3          1         1342     5.0      8
OTD514         651660.0    4767565.0   -114.42      2.55       0.60        24         3         14         1347     5.0      8
OTD514         651658.0    4767565.5   -119.15      1.18       0.31        22         3         14         1352     5.0      8
OTD514         651657.0    4767566.0   -123.88      1.43       0.37        53         3         14         1357     5.0      8
OTD514         651655.0    4767566.5   -128.62      2.37       0.91        16         3         14         1362     5.0      8
OTD514         651654.0    4767567.0   -133.35      2.17       0.98        15         3         14         1367     5.0      8
OTD514         651652.0    4767567.5   -138.08      2.54       1.14        17         3         14         1372     5.0      8
OTD514         651651.0    4767568.0   -142.82      2.08       1.00        10         3         14         1377     5.0      8
OTD514         651649.0    4767568.5   -147.55      2.05       0.91        11         3         14         1382     5.0      8
OTD514         651648.0    4767569.0   -152.28      2.52       1.08         8         3         14         1387     5.0      8
OTD514         651646.0    4767569.5   -157.02      2.79       1.46        10         3         14         1392     5.0      8
OTD514         651645.0    4767570.5   -161.75      3.69       2.06        31         3         14         1397     5.0      8
OTD514         651643.0    4767571.0   -166.48      3.97       1.89         5         3         14         1402     5.0      8
OTD514         651642.0    4767571.5   -171.22      3.11       1.69         6         3         14         1407     5.0      8
OTD514         651640.0    4767572.0   -175.95      2.83       1.55         6         3         14         1412     5.0      8
OTD514         651639.0    4767572.5   -180.69      3.25       1.50         8         3         14         1417     5.0      8
OTD514         651637.0    4767573.0   -185.42      2.04       1.30        11         3         14         1422     5.0      8
OTD514         651636.0    4767573.5   -190.16      2.32       0.85        17         3         14         1427     5.0      8
OTD514         651634.0    4767574.0   -194.89      2.74       1.32        10         3         14         1432     5.0      8
OTD514         651629.0    4767576.0   -209.10      1.56       0.77         7         3         14         1447     5.0      8
OTD514         651628.0    4767576.5   -213.84      2.27       1.12        83         3         14         1452     5.0      8
OTD514         651626.0    4767577.0   -218.58      1.92       1.11         9         3         14         1457     5.0      8
OTD514         651625.0    4767578.0   -223.31      2.15       1.32         6         3         14         1462     5.0      8
OTD514         651623.0    4767578.5   -228.05      2.30       1.40         9         3         14         1467     5.0      8
OTD514         651622.0    4767579.0   -232.79      1.06       0.87         5         3         14         1472     5.0      8
OTD514         651621.0    4767579.5   -237.53      2.26       1.86        17         3         14         1477     5.0      8
OTD514         651619.0    4767580.0   -242.26      1.65       1.11         7         3         14         1482     5.0      8
OTD514         651618.0    4767581.0   -247.00      2.77       1.94         5         3         14         1487     5.0      8
OTD514         651616.0    4767581.0   -251.74      2.44       2.29        13         3         14         1492     5.0      8
OTD514         651615.0    4767581.5   -256.49      2.48       2.45         7         3         14         1497     5.0      8
OTD514         651613.0    4767582.0   -261.23      2.43       1.93        35         3         14         1502     5.0      8
OTD514         651612.0    4767582.5   -265.97      2.87       1.85        49         3         14         1507     5.0      8
OTD514         651610.0    4767583.0   -270.71      1.19       0.59        30         4         14         1512     5.0      8
OTD514         651606.0    4767584.5   -284.94      0.81       0.34         8         4         14         1527     3.0      8
OTD514         651604.0    4767585.5   -289.69      1.70       0.51        13         4         14         1532     5.0      8
OTD514         651603.0    4767586.0   -294.43      2.00       2.14        12         4         14         1537     5.0      8
OTD514         651601.0    4767586.5   -299.17      1.55       1.73         5         4         14         1542     5.0      8
OTD514         651600.0    4767587.0   -303.91      1.87       2.20        13         4         14         1547     5.0      8
OTD514         651598.0    4767587.5   -308.66      1.54       1.15         6         4         14         1552     5.0      8
OTD514         651597.0    4767588.5   -313.40      0.82       0.85        37         4         14         1557     5.0      8
OTD514         651595.0    4767589.0   -318.14      2.17       2.82        39         4         14         1562     5.0      8
OTD522         651667.9    4766731.0    420.62      3.24       0.29        12         5          7          861     5.0      8
OTD522         651670.1    4766732.5    416.38      1.74       0.17         6         5          7          866     5.0      8
OTD522         651672.4    4766733.5    412.14      1.45       0.03        10         5          7          871     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD522         651674.7    4766735.0    407.91      1.41       0.03         5         5          7          876     5.0      8
OTD522         651676.9    4766736.5    403.68      1.42       0.02        13         5          7          881     5.0      8
OTD522         651679.3    4766738.0    399.45      1.10       0.04         5         5          7          886     5.0      8
OTD522         651681.5    4766739.5    395.22      0.88       0.02         8         5          7          891     5.0      8
OTD522         651686.1    4766742.0    386.78      1.25       0.03         9         5          7          901     5.0      8
OTD522         651688.5    4766743.5    382.56      1.13       0.03         6         5          7          906     5.0      8
OTD522         651690.8    4766745.0    378.34      2.67       0.12        14         5          7          911     5.0      8
OTD522         651693.1    4766746.5    374.13      1.32       0.04         7         5          7          916     5.0      8
OTD522         651695.5    4766747.5    369.91      2.54       0.11         5         5          7          921     5.0      8
OTD522         651697.8    4766749.0    365.70      1.71       0.04         5         5          7          926     5.0      8
OTD522         651700.1    4766750.5    361.48      1.52       0.03         5         5          7          931     5.0      8
OTD522         651702.4    4766751.5    357.27      0.61       0.01         5         5          7          936     5.0      8
OTD522         651704.7    4766753.0    353.05      0.61       0.01         5         5          7          941     5.0      8
OTD522         651707.0    4766754.5    348.83      0.88       0.03         5         5          7          946     5.0      8
OTD522         651709.3    4766756.0    344.62      0.67       0.04         5         5          7          951     5.0      8
OTD522         651711.6    4766757.0    340.40      1.59       0.03         5         5          7          956     5.0      8
OTD522         651713.8    4766758.5    336.18      1.39       0.03         7         5          7          961     5.0      8
OTD522         651716.1    4766760.0    331.96      1.40       0.03         5         5          7          966     5.0      8
OTD522         651718.3    4766761.0    327.75      1.53       0.02        99         5          7          971     5.0      8
OTD522         651720.6    4766762.5    323.53      0.88       0.02        99         5          7          976     5.0      8
OTD522         651725.6    4766766.0    314.25      1.90       0.01        10         2          7          987     5.0      8
OTD522         651727.8    4766767.5    310.03      2.12       0.03         6         2          7          992     5.0      8
OTD522         651730.1    4766769.0    305.81      2.25       0.13        15         2          7          997     5.0      8
OTD522         651732.4    4766770.5    301.59      3.06       0.28        21         2          7         1002     5.0      8
OTD522         651734.6    4766772.0    297.37      3.04       0.18        12         2          7         1007     5.0      8
OTD522         651736.9    4766773.5    293.15      2.55       0.18        63         2          7         1012     5.0      8
OTD522         651739.1    4766775.0    288.94      1.72       0.12        23         2          7         1017     5.0      8
OTD522         651741.4    4766776.5    284.72      0.68       0.04        60         2          7         1022     5.0      8
OTD522         651743.7    4766778.0    280.50      0.70       0.05        38         2          1         1027     5.0      8
OTD522         651745.9    4766779.0    276.28      1.30       0.12        36         2          1         1032     5.0      8
OTD522         651748.3    4766781.0    272.06      6.60       0.36        62         3          1         1037     5.0      8
OTD522         651750.5    4766782.5    267.85      4.27       0.49        35         3          1         1042     5.0      8
OTD522         651752.8    4766783.5    263.64      4.18       0.57        31         3          1         1047     5.0      8
OTD522         651754.9    4766784.5    259.44      4.22       0.32        32         3          1         1052     5.0      8
OTD522         651757.3    4766786.0    255.24      4.58       0.52        15         3          1         1057     5.0      8
OTD522         651759.9    4766788.0    250.21      5.41       0.27         5         2          1         1063     5.0      8
OTD522         651762.2    4766789.5    246.02      5.29       0.43         5         2          1         1068     5.0      8
OTD522         651764.5    4766791.0    241.84      3.69       0.31         5         2          1         1073     5.0      8
OTD522         651766.8    4766792.5    237.66      4.67       0.33         5         2          1         1078     5.0      8
OTD522         651769.1    4766794.0    233.48      4.25       0.31         5         2          1         1083     5.0      8
OTD522         651771.4    4766796.0    229.30      2.76       0.11         5         2          1         1088     5.0      8
OTD522         651773.8    4766797.5    225.13      2.18       0.06         5         2          1         1093     5.0      8
OTD522         651776.1    4766799.0    220.97      2.30       0.10        16         2          1         1098     5.0      8
OTD522         651778.4    4766800.5    216.80      3.16       0.24        18         2          1         1103     5.0      8
OTD522         651780.8    4766802.0    212.65      4.14       5.26        23         2          1         1108     5.0      8
OTD522         651783.1    4766803.5    208.49      2.64       0.18        10         2          1         1113     5.0      8
OTD522         651785.4    4766805.0    204.34      1.28       0.09        21         2          1         1118     5.0      8
OTD522         651787.8    4766806.5    200.20      1.58       0.32         5         2          1         1123     5.0      8
OTD522         651790.2    4766808.5    196.07      1.70       0.55         5         2          1         1128     5.0      8
OTD522         651796.4    4766812.5    185.35      3.78       0.45        12         3          1         1141     5.0      8
OTD522         651798.8    4766814.0    181.24      5.85       0.46        17         3          1         1146     5.0      8
OTD522         651801.1    4766815.5    177.13      6.69       0.66        31         3          1         1151     5.0      8
OTD522         651803.6    4766817.0    173.03      6.62       0.37        25         3          1         1156     5.0      8
OTD522         651805.9    4766818.5    168.94      3.30       0.15        14         3          1         1161     5.0      8
OTD522         651808.4    4766820.0    164.86     11.93       0.66        21         3          1         1166     5.0      8
OTD522         651810.0    4766821.5    162.00     17.40       0.55        38         3          1         1168     2.0      8
OTD522         651811.7    4766822.0    159.14      2.87       0.16         9         2          1         1173     5.0      8
OTD522         651814.2    4766823.5    155.07      1.62       0.05        33         2          1         1178     5.0      8
OTD522         651816.6    4766825.0    150.99      0.80       0.03         5         2          1         1183     5.0      8
OTD522         651819.1    4766827.0    146.91      3.12       0.10        31         2          1         1188     5.0      8
OTD522         651821.6    4766828.5    142.84      3.32       0.09        68         2          1         1193     5.0      8
OTD522         651824.1    4766830.0    138.77      3.17       0.11        81         2          1         1198     5.0      8
OTD522         651826.5    4766831.5    134.70      3.62       0.13        43         2          1         1203     5.0      8
OTD522         651829.1    4766833.0    130.64      3.27       0.10        43         2          1         1208     5.0      8
OTD522         651831.4    4766834.5    126.99      1.73       0.04         8         2          1         1212     4.0      8
OTD522         651833.6    4766836.0    123.33      0.85       0.06        28         5          1         1217     5.0      8
OTD522         651836.2    4766837.0    119.27      1.69       0.09        60         5          1         1222     5.0      8

  DHID         EASTING     NORTHING    ELEVATION  CU (wt%)   AU (g/t)   MO (ppm)   DOMAIN   ROCK CODE       TO    LENGTH   ZONE
-------------------------------------------------------------------------------------------------------------------------------
OTD522         651838.8    4766838.5    115.23      1.98       0.08        41         5          1         1227     5.0      8
OTD522         651841.3    4766839.5    111.19      2.37       0.07        32         5          1         1232     5.0      8
OTD522         651843.9    4766841.0    107.15      1.63       0.06        23         5          1         1237     5.0      8
OTD522         651846.4    4766843.0    103.12      1.60       0.05        22         5          1         1242     5.0      8
OTD522         651848.9    4766844.5     99.10      0.90       0.03        12         5          1         1247     5.0      8
OTD522         651851.5    4766846.0     95.08      1.08       0.05        14         5          1         1252     5.0      8
OTD522         651854.1    4766847.5     91.06      1.44       0.05        36         5          1         1257     5.0      8
OTD522         651856.7    4766849.0     87.06      0.93       0.02        20         5          1         1262     5.0      8
OTD522         651861.8    4766852.0     79.06      1.27       0.02        36         5          1         1272     5.0      8
OTD522         651864.4    4766853.5     75.06      1.25       0.03        37         5          1         1277     5.0      8

[IVANHOE MINES LOGO]

IVANHOE MINES LTD.
TECHNICAL REPORT
HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

                                                                      APPENDIX B
================================================================================
                                        Standard Reference Material (SRM) Charts

DECEMBER 2003                         APPENDICES                     [AMEC LOGO]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   ORIGINAL GOLD ASSAYS FOR STANDARD #11 - OCTOBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    FINAL GOLD ASSAYS FOR STANDARD #11 - OCTOBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    ORIGINAL COPPER ASSAYS FOR STANDARD #11 - OCTOBER 1 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   FINAL COPPER ASSAYS FOR STANDARD #11 - OCTOBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #11 - OCTOBER 1, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 FINAL MOLYBDENUM ASSAYS FOR STANDARD #11 - OCTOBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 ORIGINAL GOLD ASSAYS FOR STANDARD #12 - NOVEMBER 1, 2002 1 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   FINAL GOLD ASSAYS FOR STANDARD #12 - NOVEMBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 ORIGINAL COPPER ASSAYS FOR STANDARD #12 - NOVEMBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
  FINAL COPPER ASSAYS FOR STANDARD #12 - NOVEMBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #12 - NOVEMBER 1, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
FINAL MOLYBDENUM ASSAYS FOR STANDARD #12 - NOVEMBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
  ORIGINAL GOLD ASSAYS FOR STANDARD #13 - OCTOBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    FINAL GOLD ASSAYS FOR STANDARD #13 - OCTOBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 ORIGINAL COPPER ASSAYS FOR STANDARD #13 - OCTOBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   FINAL COPPER ASSAYS FOR STANDARD #13 - OCTOBER 1, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #13 - OCTOBER 1, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #13 - OCTOBER 1, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 ORIGINAL GOLD ASSAYS FOR STANDARD #17 - DECEMBER 10, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   FINAL GOLD ASSAYS FOR STANDARD #17 - DECEMBER 10, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
ORIGINAL COPPER ASSAYS FOR STANDARD #17 - DECEMBER 10, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
      FINAL COPPER ASSAYS FOR STANDARD #17 - DECEMBER 10, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #17 - DECEMBER 10, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #17 - DECEMBER 10, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 ORIGINAL GOLD ASSAYS FOR STANDARD #19 - DECEMBER 30, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   FINAL GOLD ASSAYS FOR STANDARD #19 - DECEMBER 30, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
ORIGINAL COPPER ASSAYS FOR STANDARD #19 - DECEMBER 30, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
  FINAL COPPER ASSAYS FOR STANDARD #19 - DECEMBER 30, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #19 - DECEMBER 30, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
FINAL MOLYBDENUM ASSAYS FOR STANDARD #19 - DECEMBER 30, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 ORIGINAL GOLD ASSAYS FOR STANDARD #20 - DECEMBER 10, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   FINAL GOLD ASSAYS FOR STANDARD #20 - DECEMBER 10, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 ORIGINAL COPPER ASSAYS FOR STANDARD #20 - DECEMBER 10, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
  FINAL COPPER ASSAYS FOR STANDARD #20 - DECEMBER 10, 2002 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
   ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #20 - DECEMBER 10, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
 FINAL MOLYBDENUM ASSAYS FOR STANDARD #20 - DECEMBER 10, 2002 TO OCTOBER
                                    31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
       ORIGINAL GOLD ASSAYS FOR STANDARD #21 - MAY 23 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
        FINAL GOLD ASSAYS FOR STANDARD #21 - MAY 23 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
      ORIGINAL COPPER ASSAYS FOR STANDARD # 21 - MAY 23 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
       FINAL COPPER ASSAYS FOR STANDARD # 21 - MAY 23 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #21 - MAY 23 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #21 - MAY 23 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
       ORIGINAL GOLD ASSAYS FOR STANDARD #26 - JULY 15 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
        FINAL GOLD ASSAYS FOR STANDARD #26 - JULY 15 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
      ORIGINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
       FINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
    ORIGINAL MOLYBDENUM ASSAYS FOR STANDARD #26 - JULY 15 TO OCTOBER 31, 2003

                                     [GRAPH]

                IVANHOE MINES MONGOLIA INC. - OYU TOLGOI PROJECT
     FINAL MOLYBDENUM ASSAYS FOR STANDARD #26 - JULY 15 TO OCTOBER 31, 2003

                                     [GRAPH]

[IVANHOE MINES LOGO]

IVANHOE MINES LTD.
TECHNICAL REPORT
HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

                                                                      APPENDIX C
================================================================================
                                                                   Data Analysis

                                                                       Box Plots
                                                                Contact Profiles
                    Histograms & probability Plots - Drill Hole Composite Values
                                   Histograms & probability Plots - Model Values

DECEMBER 2003                       APPENDICES                       [AMEC LOGO]

   Hugo South, Oyu Tolgoi Project (Oct03 Composites) Cu%: 2% shell, ALL domain

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Oct03 Composites) Cu%: 2% shell, ALL domain

                                    [GRAPH]

 Hugo South, Oyu Tolgoi Project (Oct03 Composites) Au g/t: 2% shell, ALL domain

                                  [BAR CHART]

 Hugo South, Oyu Tolgoi Project (Oct03 Composites) Au g/t: 2% shell, ALL domain

                                    [GRAPH]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 2% shell, ALL domain

                                  [BAR CHART]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 2% shell, ALL domain

                                    [GRAPH]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) As ppm: 2% shell, ALL domain

                                  [BAR CHART]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) As ppm: 2% shell, ALL domain

                                    [GRAPH]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) Cu%: 1% shell, ALL domain

                                  [BAR CHART]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) Cu%: 1% shell, ALL domain

                                    [GRAPH]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) Au g/t: 1% shell, ALL domain

                                  [BAR CHART]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) Au g/t: 1% shell, ALL domain

                                    [GRAPH]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 1% shell, ALL domain

                                  [BAR CHART]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 1% shell, ALL domain

                                    [GRAPH]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) As ppm: 1% shell, ALL domain

                                  [BAR CHART]

Hugo South, Oyu Tolgoi Project (Oct03 Composites) As ppm: 1% shell, ALL domain

                                    [GRAPH]

  Hugo South, Oyu Tolgoi Project (Oct03 Composites) Cu%:.6% Shell  ALL domain

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Oct03 Composites) Cu%:.6% Shell ALL domain

                                    [GRAPH]

 Hugo South, Oyu Tolgoi Project (Oct03 Composites) Au g/t:.6% Shell ALL domain

                                  [BAR CHART]

 Hugo South, Oyu Tolgoi Project (Oct03 Composites) Au g/t:.6% Shell ALL domain

                                     [GRAPH]

 Hugo South, Oyu Tolgoi Project (Oct03 Composites) Mo ppm:.6% Shell ALL domain

                                  [BAR CHART]

 Hugo South, Oyu Tolgoi Project (Oct03 Composites) Mo ppm:.6% Shell ALL domain

                                    [GRAPH]

 Hugo South, Oyu Tolgoi Project (Oct03 Composites) As ppm:.6% Shell ALL domain

                                  [BAR CHART]

 Hugo South, Oyu Tolgoi Project (Oct03 Composites) As ppm:.6% Shell ALL domain

                                    [GRAPH]

    Hugo South, Oyu Tolgoi Project (Oct03 Composites) Cu%: Background domain

                                  [BAR CHART]

    Hugo South, Oyu Tolgoi Project (Oct03 Composites) Cu%: Background domain

                                    [GRAPH]

  Hugo South, Oyu Tolgoi Project (Oct03 Composites) Au g/t: Background domain

                                  [BAR CHART]

  Hugo South, Oyu Tolgoi Project (Oct03 Composites) Au g/t: Background domain

                                    [GRAPH]

  Hugo South, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: Background domain

                                  [BAR CHART]

  Hugo South, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: Background domain

                                    [GRAPH]

  Hugo South, Oyu Tolgoi Project (Oct03 Composites) As ppm: Background domain

                                  [BAR CHART]

  Hugo South, Oyu Tolgoi Project (Oct03 Composites) As ppm: Background domain

                                    [GRAPH]

      Hugo South, Oyu Tolgoi Project (Composites) Au g/t: Bkgd Ign domain

                                  [BAR CHART]

      Hugo South, Oyu Tolgoi Project (Composites) Au g/t: Bkgd Ign domain

                                    [GRAPH]

      Hugo South, Oyu Tolgoi Project (Composites) Au g/t: Bkgd Qmd domain

                                  [BAR CHART]

      Hugo South, Oyu Tolgoi Project (Composites) Au g/t: Bkgd Qmd domain

                                    [GRAPH]

           Hugo North, Oyu Tolgoi Project (Composites) Cu%: 2% shell

                                  [BAR CHART]

           Hugo North, Oyu Tolgoi Project (Composites) Cu%: 2% shell

                                    [GRAPH]

          Hugo North, Oyu Tolgoi Project (Composites) Au g/t: 2% shell

                                  [BAR CHART]

          Hugo North, Oyu Tolgoi Project (Composites) Au g/t: 2% shell

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 2% shell, ALL domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 2% shell, ALL domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm: 2% shell, ALL domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm: 2% shell, ALL domain

                                    [GRAPH]

   Hugo North, Oyu Tolgoi Project (Oct03 Composites) Cu%: 2% shell, Au domain

                                  [BAR CHART]

   Hugo North, Oyu Tolgoi Project (Oct03 Composites) Cu%: 2% shell, Au domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Au g/t: 2% shell, Au domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Au g/t: 2% shell, Au domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 2% shell, Au domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 2% shell, Au domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm: 2% shell, Au domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm: 2% shell, Au domain

                                    [GRAPH]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) Cu%: 1% shell, ALL domain

                                  [BAR CHART]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) Cu%: 1% shell, ALL domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Au g/t: 1% shell, ALL domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Au g/t: 1% shell, ALL domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 1% shell, ALL domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: 1% shell, ALL domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm: 1% shell, ALL domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm: 1% shell, ALL domain

                                    [GRAPH]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) Cu%:.6% shell, ALL domain

                                  [BAR CHART]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) Cu%:.6% shell, ALL domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Au g/t:.6% shell, ALL domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Au g/t:.6% shell, ALL domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm:.6% shell, ALL domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm:.6% shell, ALL domain

                                    [GRAPH]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm:.6% shell, ALL domain

                                  [BAR CHART]

 Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm:.6% shell, ALL domain

                                    [GRAPH]

    Hugo North, Oyu Tolgoi Project (Oct03 Composites) Cu%: Background domain

                                  [BAR CHART]

    Hugo North, Oyu Tolgoi Project (Oct03 Composites) Cu%: Background domain

                                    [GRAPH]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) Au g/t: Background domain

                                  [BAR CHART]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) Au g/t: Background domain

                                    [GRAPH]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: Background domain

                                  [BAR CHART]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) Mo ppm: Background domain

                                    [GRAPH]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm: Background domain

                                  [BAR CHART]

  Hugo North, Oyu Tolgoi Project (Oct03 Composites) As ppm: Background domain

                                    [GRAPH]

      Hugo North, Oyu Tolgoi Project (Composites) Au g/t: Bkgd Ign domain

                                  [BAR CHART]

      Hugo North, Oyu Tolgoi Project (Composites) Au g/t: Bkgd Ign domain

                                    [GRAPH]

      Hugo North, Oyu Tolgoi Project (Composites) Au g/t: Bkgd Qmd domain

                                  [BAR CHART]

      Hugo North, Oyu Tolgoi Project (Composites) Au g/t: Bkgd Qmd domain

                                    [GRAPH]

     Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: 2% shell, ALL domains

                                  [BAR CHART]

     Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: 2% shell, ALL domains

                                    [GRAPH]

     Hugo South, Oyu Tolgoi Project (Model - NN) Cu%: 1% shell, ALL domains

                                  [BAR CHART]

     Hugo South, Oyu Tolgoi Project (Model - NN) Cu%: 1% shell, ALL domains

                                    [GRAPH]

       Hugo South, Oyu Tolgoi Project (Model - NN) Cu%: 0.6% ALL domains

                                  [BAR CHART]

       Hugo South, Oyu Tolgoi Project (Model - NN) Cu%: 0.6% ALL domains

                                    [GRAPH]

       Hugo South, Oyu Tolgoi Project (Model - NN) Cu%: Background domain

                                  [BAR CHART]

       Hugo South, Oyu Tolgoi Project (Model - NN) Cu%: Background domain

                                    [GRAPH]

     Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: 2% shell, ALL domains

                                  [BAR CHART]

     Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: 2% shell, ALL domains

                                    [GRAPH]

     Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: 1% shell, ALL domains

                                  [BAR CHART]

     Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: 1% shell, ALL domains

                                    [GRAPH]

       Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: 0.6% ALL domains

                                  [BAR CHART]

       Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: 0.6% ALL domains

                                    [GRAPH]

       Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: Background domain

                                  [BAR CHART]

       Hugo South, Oyu Tolgoi Project (Model - OK) Cu%: Background domain

                                    [GRAPH]

           Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: 2% shell

                                  [BAR CHART]

           Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: 2% shell

                                    [GRAPH]

      Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: 2% shell, Au domain

                                  [BAR CHART]

      Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: 2% shell, Au domain

                                    [GRAPH]

     Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: 1% shell, ALL domains

                                  [BAR CHART]

     Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: 1% shell, ALL domains

                                    [GRAPH]

       Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: 0.6% ALL domains

                                  [BAR CHART]

       Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: 0.6% ALL domains

                                    [GRAPH]

       Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: Background domain

                                  [BAR CHART]

       Hugo North, Oyu Tolgoi Project (Model - NN) Cu%: Background domain

                                    [GRAPH]

           Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: 2% shell

                                  [BAR CHART]

           Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: 2% shell

                                    [GRAPH]

      Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: 2% shell, Au domain

                                  [BAR CHART]

      Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: 2% shell, Au domain

                                    [GRAPH]

     Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: 1% shell, ALL domains

                                  [BAR CHART]

     Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: 1% shell, ALL domains

                                    [GRAPH]

       Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: 0.6% ALL domains

                                  [BAR CHART]

       Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: 0.6% ALL domains

                                    [GRAPH]

       Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: Background domain

                                  [BAR CHART]

       Hugo North, Oyu Tolgoi Project (Model - OK) Cu%: Background domain

                                    [GRAPH]

   Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: 2% shell, ALL domains

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: 2% shell, ALL domains

                                    [GRAPH]

   Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: 1% shell, ALL domains

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: 1% shell, ALL domains

                                    [GRAPH]

      Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: 0.6% Ign domain

                                  [BAR CHART]

      Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: 0.6% Ign domain

                                    [GRAPH]

   Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: 0.6% Va + Qmd domains

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: 0.6% Va + Qmd domains

                                    [GRAPH]

      Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: Bkgd Qmd domain

                                  [BAR CHART]

      Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: Bkgd Qmd domain

                                    [GRAPH]

       Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: Bkgd Va + Ign

                                  [BAR CHART]

       Hugo South, Oyu Tolgoi Project (Model - NN) Au g/t: Bkgd Va + Ign

                                    [GRAPH]

   Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell, ALL domains

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell, ALL domains

                                    [GRAPH]

   Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: 1% shell, ALL domains

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: 1% shell, ALL domains

                                    [GRAPH]

      Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: 0.6% Ign domain

                                  [BAR CHART]

      Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: 0.6% Ign domain

                                    [GRAPH]

   Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: 0.6% Va + Qmd domains

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: 0.6% Va + Qmd domains

                                    [GRAPH]

      Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: Bkgd Qmd domain

                                  [BAR CHART]

      Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: Bkgd Qmd domain

                                    [GRAPH]

       Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: Bkgd Va + Ign

                                  [BAR CHART]

       Hugo South, Oyu Tolgoi Project (Model - OK) Au g/t: Bkgd Va + Ign

                                    [GRAPH]

          Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: 2% shell

                                  [BAR CHART]

          Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: 2% shell

                                    [GRAPH]

    Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: 2% shell, Au domain

                                  [BAR CHART]

    Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: 2% shell, Au domain

                                    [GRAPH]

   Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: 1% shell, ALL domains

                                  [BAR CHART]

   Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: 1% shell, ALL domains

                                    [GRAPH]

      Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: 0.6% ALL domains

                                  [BAR CHART]

      Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: 0.6% ALL domains

                                    [GRAPH]

      Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: Bkgd Qmd domain

                                  [BAR CHART]

      Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: Bkgd Qmd domain

                                    [GRAPH]

    Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: Bkgd Va + Ign Domain

                                  [BAR CHART]

    Hugo North, Oyu Tolgoi Project (Model - NN) Au g/t: Bkgd Va + Ign Domain

                                    [GRAPH]

          Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell

                                  [BAR CHART]

          Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell

                                    [GRAPH]

     Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell, Au domain

                                  [BAR CHART]

     Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell, Au domain

                                    [GRAPH]

          Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell

                                  [BAR CHART]

          Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell

                                    [GRAPH]

     Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell, Au domain

                                  [BAR CHART]

     Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 2% shell, Au domain

                                    [GRAPH]

   Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 1% shell, ALL domains

                                  [BAR CHART]

   Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 1% shell, ALL domains

                                    [GRAPH]

      Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 0.6% ALL domains

                                  [BAR CHART]

      Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: 0.6% ALL domains

                                    [GRAPH]

       Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: Bkgd Qmd domain

                                  [BAR CHART]

       Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: Bkgd Qmd domain

                                    [GRAPH]

    Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: Bkgd Va + Ign Domain

                                  [BAR CHART]

    Hugo North, Oyu Tolgoi Project (Model - OK) Au g/t: Bkgd Va + Ign Domain

                                    [GRAPH]

          Hugo South, Oyu Tolgoi Project (Model - NN) Mo ppm: 2% shell

                                  [BAR CHART]

          Hugo South, Oyu Tolgoi Project (Model - NN) Mo ppm: 2% shell

                                    [GRAPH]

   Hugo South, Oyu Tolgoi Project (Model - NN) Mo ppm: 1% shell, ALL domains

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Model - NN) Mo ppm: 1% shell, ALL domains

                                    [GRAPH]

       Hugo South, Oyu Tolgoi Project (Model - NN) Mo ppm: 0.6% ALL domain

                                  [BAR CHART]

       Hugo South, Oyu Tolgoi Project (Model - NN) Mo ppm: 0.6% ALL domain

                                    [GRAPH]

     Hugo South, Oyu Tolgoi Project (Model - NN) Mo ppm: Background domain

                                  [BAR CHART]

     Hugo South, Oyu Tolgoi Project (Model - NN) Mo ppm: Background domain

                                    [GRAPH]

          Hugo South, Oyu Tolgoi Project (Model - OK) Mo ppm: 2% shell

                                  [BAR CHART]

          Hugo South, Oyu Tolgoi Project (Model - OK) Mo ppm: 2% shell

                                    [GRAPH]

   Hugo South, Oyu Tolgoi Project (Model - OK) Mo ppm: 1% shell, ALL domains

                                  [BAR CHART]

   Hugo South, Oyu Tolgoi Project (Model - OK) Mo ppm: 1% shell, ALL domains

                                    [GRAPH]

       Hugo South, Oyu Tolgoi Project (Model - OK) Mo ppm: 0.6% ALL domain

                                  [BAR CHART]

       Hugo South, Oyu Tolgoi Project (Model - OK) Mo ppm: 0.6% ALL domain

                                    [GRAPH]

     Hugo South, Oyu Tolgoi Project (Model - OK) Mo ppm: Background domain

                                  [BAR CHART]

     Hugo South, Oyu Tolgoi Project (Model - OK) Mo ppm: Background domain

                                    [GRAPH]

   Hugo North, Oyu Tolgoi Project (Model - NN) Mo ppm: 2% shell+Au domain

                                  [BAR CHART]

   Hugo North, Oyu Tolgoi Project (Model - NN) Mo ppm: 2% shell+Au domain

                                    [GRAPH]

   Hugo North, Oyu Tolgoi Project (Model - NN) Mo ppm: 1% shell, ALL domains

                                  [BAR CHART]

   Hugo North, Oyu Tolgoi Project (Model - NN) Mo ppm: 1% shell, ALL domains

                                    [GRAPH]

       Hugo North, Oyu Tolgoi Project (Model - NN) Mo ppm: 0.6% ALL domains

                                  [BAR CHART]

       Hugo North, Oyu Tolgoi Project (Model - NN) Mo ppm: 0.6% ALL domains

                                    [GRAPH]

     Hugo North, Oyu Tolgoi Project (Model - NN) Mo ppm: Background domain

                                  [BAR CHART]

     Hugo North, Oyu Tolgoi Project (Model - NN) Mo ppm: Background domain

                                    [GRAPH]

   Hugo North, Oyu Tolgoi Project (Model - OK) Mo ppm: 2% shell+Au domain

                                  [BAR CHART]

   Hugo North, Oyu Tolgoi Project (Model - OK) Mo ppm: 2% shell+Au domain

                                    [GRAPH]

   Hugo North, Oyu Tolgoi Project (Model - OK) Mo ppm: 1% shell, ALL domains

                                  [BAR CHART]

   Hugo North, Oyu Tolgoi Project (Model - OK) Mo ppm: 1% shell, ALL domains

                                    [GRAPH]

       Hugo North, Oyu Tolgoi Project (Model - OK) Mo ppm: 0.6% ALL domains

                                  [BAR CHART]

       Hugo North, Oyu Tolgoi Project (Model - OK) Mo ppm: 0.6% ALL domains

                                    [GRAPH]

     Hugo North, Oyu Tolgoi Project (Model - OK) Mo ppm: Background domain

                                  [BAR CHART]

     Hugo North, Oyu Tolgoi Project (Model - OK) Mo ppm: Background domain

                                    [GRAPH]

AMEC/IVANHOE                                    HUGO DEPOSIT, OCT 2003 MR UPDATE

                    COPPER COMPOSITES, BY DOMAIN, HUGO SOUTH

                                    [GRAPH]

Number of data     397     136       4    1189     532      14     715    1055     256    2588     424  Number of data
          Mean   2.914   2.644    3.65   1.291   1.286   1.144   0.748   0.798   0.803   0.269    0.35  Mean
       Maximum   12.82   6.208   4.448   3.695   4.599   1.665   2.451    2.86   1.639   2.416   1.775  Maximum
Upper quartile   3.534   3.077    4.27   1.527   1.468   1.353   0.894   0.927   0.978   0.428   0.477  Upper quartile
        Median   2.697   2.384   3.636   1.276    1.25   1.182   0.747   0.783   0.796   0.213   0.339  Median
Lower quartile   2.117   1.987   2.819   1.057   1.062     0.9   0.609   0.627    0.66    0.05    0.17  Lower quartile
       Minimum   0.014   0.734   2.367   0.009   0.013   0.703   0.008   0.003   0.046   0.001   0.001  Minimum
      Variance  2.0637  1.0589  0.5993  0.1989  0.1676  0.0789  0.0766  0.0881  0.0731  0.0639  0.0531  Variance
            CV   0.493   0.389   0.212   0.345   0.318   0.246    0.37   0.372   0.337    0.94   0.659  CV
      Skewness   2.547   1.181  -0.468    0.49    1.72   0.204   0.449   1.182  -0.076   1.509   1.302  Skewness

        Variable:  Copper wt.%
Acceptable range:  0.0 to 100.0
         Weights:  Length

     2% Ign file:  z71.prn
      2% Va file:  z72v.prn
     2% Qmd file:  z72q.prn
     1% Ign file:  z74.prn
      1% Va file:  z75v.prn
     1% Qmd file:  z75q.prn
   0.6% Ign file:  z76.prn
    0.6% Va file:  z77v.prn
   0.6% Qmd file:  z77q.prn
   Bkgd I+V file:  z710r.prn
   Bkgd Qmd file:  z710q.prn

AMEC/IVANHOE                                    HUGO DEPOSIT, OCT 2003 MR UPDATE

                     GOLD COMPOSITES, BY DOMAIN, HUGO SOUTH

                                   [GRAPH]

Number of data     397     136       4    1189     532      14     715    1055     256    2588     424  Number of Data
          Mean   0.191   0.238   0.537   0.037   0.072   0.105   0.039   0.087   0.251   0.048   0.143  Mean
       Maximum   3.108   1.112   0.796   0.556    0.76   0.298   0.278   2.186   3.912   10.72   1.994  Maximum
Upper quartile   0.236   0.306   0.676   0.046   0.092   0.142   0.046   0.076   0.315   0.049   0.149  Upper quartile
        Median   0.116   0.176   0.488    0.03   0.058    0.09    0.03   0.044   0.146   0.025   0.084  Median
Lower quartile   0.064   0.091   0.335   0.018   0.036   0.053    0.02   0.028   0.068   0.012    0.04  Lower quartile
       Minimum   0.005   0.017   0.267   0.002   0.005   0.026   0.005   0.005   0.008     0.0   0.001  Minimum
      Variance  0.0562  0.0399  0.0386  0.0011   0.003  0.0051  0.0011  0.0219  0.1262  0.0498  0.0398  Variance
            CV   1.243   0.839   0.366   0.918    0.76   0.682   0.846   1.705   1.418   4.692   1.391  CV
      Skewness   5.925   1.982   0.074   5.476   2.955   1.361   2.474   5.973   5.759  43.454   4.085  Skewness

        Variable:  Gold g/t
Acceptable range:  0.0 to 100.0
         Weights:  Length

     2% Ign file:  z71.prn
      2% Va file:  z72v.prn
     2% Qmd file:  z72q.prn
     1% Ign file:  z74.prn
      1% Va file:  z75v.prn
     1% Qmd file:  z75q.prn
   0.6% Ign file:  z76.prn
    0.6% Va file:  z77v.prn
   0.6% Qmd file:  z77q.prn
   Bkgd I+V file:  z710r.prn
   Bkgd Qmd file:  z710q.prn

AMEC/IVANHOE                                  HUGO DEPOSIT, OCT 2003 MR UPDATE

                  MOLYBDENUM COMPOSITES, BY DOMAIN, HUGO SOUTH

                                    [GRAPH]

Number of data      397      136       4     1189      532       14     715     1055      256     2588      424  Number of data
          Mean   50.519   46.632  22.111   50.724   54.142    60.54  74.233   91.869   57.037    53.59   40.084  Mean
       Maximum    720.0    509.0    41.0   1799.0    960.0    102.0   465.0   2625.0    237.0   1603.0    443.0  Maximum
Upper quartile     64.0     52.6    29.0     63.0     69.0    68.25  93.419    117.0     74.0     71.0     52.0  Upper quartile
        Median     37.0     34.0    20.9     39.0     41.0    59.25    61.0     66.0     48.0     30.0     28.0  Median
Lower quartile    18.66     20.4    15.2     21.0     20.0     47.1    32.0     39.0     30.0     10.0     11.0  Lower quartile
       Minimum      5.0      5.0    12.0      5.0      5.0     39.0     5.0      5.0      5.0      0.0      1.0  Minimum
      Variance  3195.06  2946.11  89.321  4588.76  3712.63  308.947  3977.0  12742.5  1598.18  6010.13  2013.56  Variance
            CV    1.119    1.164   0.427    1.335    1.125     0.29    0.85    1.229    0.701    1.447    1.119  CV
      Skewness    5.165    5.256   0.988   15.797    7.708     0.89   2.278    12.15    1.585    7.201    3.431  Skewness

        Variable:  Molybdenum ppm
Acceptable range:  0.0 to 100000.0
         Weights:  Length

     2% Ign file:  z71.prn
      2% Va file:  z72v.prn
     2% Qmd file:  z72q.prn
     1% Ign file:  z74.prn
      1% Va file:  z75v.prn
     1% Qmd file:  z75q.prn
   0.6% Ign file:  z76.prn
    0.6% Va file:  z77v.prn
   0.6% Qmd file:  z77q.prn
   Bkgd I+V file:  z710r.prn
   Bkgd Qmd file:  z710q.prn

AMEC/IVANHOE                                  HUGO DEPOSIT, OCT 2003 MR UPDATE

                    ARSENIC COMPOSITES, BY DOMAIN, HUGO SOUTH

                                    [GRAPH]

Number of data       379      129     4      1189      532       14       702     1055       256     2429      424  Number of data
          Mean   254.033   98.089  50.0   257.682  101.683  101.746    247.25   147.17   265.845  144.264   94.161  Mean
       Maximum    4780.0    990.0  50.0    8416.0   2826.0    485.0    3498.0   3382.0    3224.0   4052.0   4416.0  Maximum
Upper quartile   257.037     82.0  50.0     276.0     60.0     68.6   294.429  118.508   252.091     98.0     74.0  Upper quartile
        Median      50.0     50.0  50.0      50.0     50.0     50.0      50.0     50.0      64.0     50.0     50.0  Median
Lower quartile      50.0     50.0  50.0      50.0     50.0     50.0      50.0     50.0      50.0     50.0     50.0  Lower quartile
       Minimum      50.0     50.0  50.0      50.0     50.0     50.0      50.0     50.0      50.0     50.0     50.0  Minimum
      Variance  189121.0  14997.8   0.0  226644.0  36978.8  13128.4  145629.0  68669.3  237117.0  86588.6  59278.5  Variance
            CV     1.712    1.249   0.0     1.848    1.891    1.126     1.543    1.781     1.832     2.04    2.586  CV
      Skewness     4.497    3.766  -1.0     6.374    7.826    2.436     3.322    5.605     3.797    6.791   14.481  Skewness

        Variable:  Arsenic ppm
Acceptable range:  0.0 to 100000.0
         Weights:  Length

     2% Ign file:  z71.prn
      2% Va file:  z72v.prn
     2% Qmd file:  z72q.prn
     1% Ign file:  z74.prn
      1% Va file:  z75v.prn
     1% Qmd file:  z75q.prn
   0.6% Ign file:  z76.prn
    0.6% Va file:  z77v.prn
   0.6% Qmd file:  z77q.prn
   Bkgd I+V file:  z710r.prn
   Bkgd Qmd file:  z710q.prn

AMEC/IVANHOE                                  HUGO DEPOSIT, OCT 2003 MR UPDATE

                    COPPER COMPOSITES, BY DOMAIN, HUGO NORTH

                                    [GRAPH]

Number of data      16     381     364     227     668     235     265      145     636  Number of data
          Mean   2.278   2.744   3.312   1.222   1.296    0.83   0.686    0.435   0.237  Mean
       Maximum   3.164    7.28    17.4   3.469    4.83   1.856   2.659    1.601   1.495  Maximum
Upper quartile   2.538   3.395   4.255   1.491   1.586   0.987   0.894    0.594   0.362  Upper quartile
        Median   2.302     2.7   3.182   1.195   1.312   0.803   0.709    0.406   0.156  Median
Lower quartile   1.947   2.119   2.129    0.97   1.024   0.682   0.495    0.226   0.057  Lower quartile
       Minimum   0.232   0.015   0.015   0.033    0.01   0.015   0.008    0.003   0.001  Minimum
      Variance  0.2524  1.2096  2.8992  0.2652  0.2085  0.0917  0.1404   0.0763  0.0585  Variance
            CV   0.221   0.401   0.514   0.421   0.352   0.365   0.546    0.635    1.02  CV
      Skewness  -1.413   0.308   1.687   0.535    0.29   0.169   0.586    0.921   1.845  Skewness

        Variable:  Copper wt.%
Acceptable range:  0.0 to 100.0
         Weights:  Length

     2% Qmd file:  z81.prn
      2% Va file:  z82.prn
 2% Au zone file:  z83.prn
     1% Qmd file:  z84.prn
      1% Va file:  z85.prn
   0.6% Qmd file:  z86.prn
    0.6% Va file:  z87.prn
   Bkgd Qmd file:  z810q.prn
    Bkgd Va file:  z810v.prn

AMEC/IVANHOE                                  HUGO DEPOSIT, OCT 2003 MR UPDATE

                     GOLD COMPOSITES, BY DOMAIN, HUGO NORTH

                                    [GRAPH]

Number of data      16     381     364     227     668     235     265     145     636   Number of data
          Mean   0.201   0.216   1.183   0.234   0.103   0.236   0.059   0.128   0.037   Mean
       Maximum   0.436   5.264   8.106    1.58   0.582   0.962   1.374   0.914     2.5   Maximum
Upper quartile   0.219    0.28   1.518   0.264    0.15   0.303   0.077   0.168   0.034   Upper quartile
        Median   0.179    0.16   0.873     0.2   0.074   0.203   0.028   0.086   0.018   Median
Lower quartile    0.15   0.096   0.461   0.144   0.034    0.13   0.014   0.051    0.01   Lower quartile
       Minimum    0.09   0.007   0.006   0.012   0.005   0.005   0.005   0.005   0.001   Minimum
      Variance  0.0062  0.0932  1.1575  0.0319  0.0078  0.0245  0.0112   0.018  0.0125   Variance
            CV   0.393   1.414   0.909   0.764   0.862   0.665   1.797    1.05   3.023   CV
      Skewness   1.647  12.721   2.719   3.412   1.461   1.768   8.525   3.068  18.114   Skewness

        Variable:  Gold g/t
Acceptable range:  0.0 to 100.0
         Weights:  Length

     2% Qmd file:  z81.prn
      2% Va file:  z82.prn
 2% Au zone file:  z83.prn
     1% Qmd file:  z84.prn
      1% Va file:  z85.prn
   0.6% Qmd file:  z86.prn
    0.6% Va file:  z87.prn
   Bkgd Qmd file:  z810q.prn
    Bkgd Va file:  z810v.prn

AMEC/IVANHOE                                  HUGO DEPOSIT, OCT 2003 MR UPDATE

                  MOLYBDENUM COMPOSITES, BY DOMAIN, HUGO NORTH

                                    [GRAPH]

Number of data       16      381      364      227      668     235      265      145      636  Number of data
          Mean   82.541   20.713   34.246   65.171   50.568  35.731   58.665   36.734   37.123  Mean
       Maximum    336.0    361.0    610.0    703.0    265.0   223.0    336.0    146.0    632.0  Maximum
Upper quartile     46.6   23.608   40.699    79.21     69.0    43.0     82.0    57.47     49.0  Upper quartile
        Median     42.0     11.0     18.0     44.0     30.0    25.0     44.0     26.3     22.0  Median
Lower quartile     31.5      5.0      8.0     27.0     14.0    12.0     19.0     12.0      7.0  Lower quartile
       Minimum     24.0      5.0      5.0      5.0      5.0     5.0      5.0      5.0      1.0  Minimum
      Variance  10560.2  816.552  2564.97  5017.77  2671.73  1327.0  2924.58  920.394  2269.63  Variance
            CV    1.245     1.38    1.479    1.087    1.022    1.02    0.922    0.826    1.283  CV
      Skewness    1.944    5.845    5.812    4.318    1.634   2.439    1.895    1.189    4.865  Skewness

        Variable:  Molybdenum ppm
Acceptable range:  0.0 to 100000.0
         Weights:  Length

     2% Qmd file:  z81.prn
      2% Va file:  z82.prn
 2% Au zone file:  z83.prn
     1% Qmd file:  z84.prn
      1% Va file:  z85.prn
   0.6% Qmd file:  z86.prn
    0.6% Va file:  z87.prn
   Bkgd Qmd file:  z810q.prn
    Bkgd Va file:  z810v.prn

AMEC/IVANHOE                                  HUGO DEPOSIT, OCT 2003 MR UPDATE

                    ARSENIC COMPOSITES, BY DOMAIN, HUGO NORTH

                                    [GRAPH]

Number of data       16      381      364      227       668      235       265      139      636  Number of data
          Mean  124.595  116.554   91.005   64.351   160.322  126.371   209.759   90.049  216.499  Mean
       Maximum    326.0   1674.0   1074.0    630.0    3162.0   1676.0    2368.0   1152.0   2132.0  Maximum
Upper quartile    206.0   71.151     92.0     50.0      82.0     74.0   139.641    64.56  254.899  Upper quartile
        Median     79.8     50.0     50.0     50.0      50.0     50.0      50.0     50.0     50.0  Median
Lower quartile     50.0     50.0     50.0     50.0      50.0     50.0      50.0     50.0     50.0  Lower quartile
       Minimum     50.0     50.0     50.0     50.0      50.0     50.0      50.0     50.0     50.0  Minimum
      Variance  8804.83  38494.3  10481.1  2881.09  115038.0  64524.7  133764.0  14103.4  97500.6  Variance
            CV    0.753    1.683    1.125    0.834     2.116     2.01     1.744    1.319    1.442  CV
      Skewness    0.984    4.765    5.138    5.879     4.596    4.487     3.035     6.03     2.68  Skewness

        Variable:  Arsenic ppm
Acceptable range:  0.0 to 100000.0
         Weights:  Length

     2% Qmd file:  z81.prn
      2% Va file:  z82.prn
 2% Au zone file:  z83.prn
     1% Qmd file:  z84.prn
      1% Va file:  z85.prn
   0.6% Qmd file:  z86.prn
    0.6% Va file:  z87.prn
   Bkgd Qmd file:  z810q.prn
    Bkgd Va file:  z810v.prn

        HUGO SOUTH CONTACT PLOT: CU COMPOSITE DATA 2% SHELL VS. 1% SHELL

            2.0% Cu Shell                       1.0% Cu Shell
               N = 537                            N = 1735
             mean = 2.83                         mean = 1.29

                                    [GRAPH]

       HUGO SOUTH CONTACT PLOT: AU COMPOSITE DATA 1% SHELL VS. 0.6% SHELL

            1.0% Cu Shell                       0.6% Cu Shell
               N = 1735                            N = 2026
             mean = 1.29                          mean = 0.78

                                    [GRAPH]

      HUGO SOUTH CONTACT PLOT: CU COMPOSITE DATA 0.6% SHELL VS. BACKGROUND

            0.6% Cu Shell                       Background
               N = 2026                          N = 3012
             mean = 0.78                        mean = 0.28

                                    [GRAPH]

        HUGO NORTH CONTACT PLOT: CU COMPOSITE DATA 2% SHELL VS. AU SHELL

            2% Cu Shell                           Au Shell
              N = 397                             N = 364
            mean = 2.72                         mean = 3.33

                                    [GRAPH]

      HUGO NORTH CONTACT PLOT: CU COMPOSITE DATA 2%+AU SHELLS VS. 1% SHELL

            2.0% Cu + Au Shells                 1.0% Cu Shell
                  N = 761                          N = 895
                mean = 3.01                      mean = 1.28

                                    [GRAPH]

       HUGO NORTH CONTACT PLOT: CU COMPOSITE DATA 1% SHELL VS. 0.6% SHELL

            1.0% Cu Shell                       0.6% Cu Shell
               N = 895                             N = 500
             mean = 1.28                         mean = 0.75

      HUGO NORTH CONTACT PLOT: CU COMPOSITE DATA 0.6% SHELL VS. BACKGROUND

            0.6% Cu Shell                        Background
               N = 500                            N = 781
             mean = 0.75                        mean = 0.27

                                    [GRAPH]

        HUGO SOUTH CONTACT PLOT: AU COMPOSITE DATA 2% SHELL VS. 1% SHELL

            2.0% Cu Shell                       1.0% Cu Shell
               N = 537                             N = 1735
             mean = 0.20                          mean = 0.05

                                    [GRAPH]

       HUGO SOUTH CONTACT PLOT: AU COMPOSITE DATA 1% SHELL VS. 0.6% SHELL

            1.0% Cu Shell                       0.6% Cu Shell
               N = 1735                            N = 2026
             mean = 0.05                          mean = 0.09

                                    [GRAPH]

      HUGO SOUTH CONTACT PLOT: AU COMPOSITE DATA 0.6% SHELL VS. BACKGROUND

            0.6% Cu Shell                        Background
               N = 2026                           N = 3012
             mean = 0.09                        mean = 0.06

                                    [GRAPH]

        HUGO NORTH CONTACT PLOT: AU COMPOSITE DATA 2% SHELL VS. AU SHELL

            2% Cu Shell                           Au Shell
              N = 397                             N = 364
            mean = 0.22                         mean = 1.17

                                    [GRAPH]

      HUGO NORTH CONTACT PLOT: AU COMPOSITE DATA 2%+AU SHELLS VS. 1% SHELL

            2.0% Cu + Au Shells                 1.0% Cu Shell
                  N = 761                          N = 895
                mean = 0.68                      mean = 0.14

                                    [GRAPH]

       HUGO NORTH CONTACT PLOT: AU COMPOSITE DATA 1% SHELL VS. 0.6% SHELL

            1.0% Cu Shell                       0.6% Cu Shell
               N = 895                             N = 500
             mean = 0.14                          mean = 0.14

                                    [GRAPH]

      HUGO NORTH CONTACT PLOT: AU COMPOSITE DATA 0.6% SHELL VS. BACKGROUND

            0.6% Cu Shell                       Background
                N = 500                          N = 781
              mean = 0.14                       mean = 0.05

                                    [GRAPH]

                              IVANHOE MINES LTD.
[IVANHOE MINES LOGO]          TECHNICAL REPORT
                              HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

                                                                      APPENDIX D

                                                                     Variography

DECEMBER 2003                      APPENDICES                        [AMEC LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                               AZIMUTH = 0 DIP = 0
              (gamma)(h) = 0.100 + 0.381 Sph(23)(h) + 0.519 Sph(29)(h)

                                    [GRAPH]

                              AZIMUTH = 30 DIP = 0
              (gamma)(h) = 0.100 + 0.381 Sph(16)(h) + 0.519 Sph(61)(h)

                                    [GRAPH]

                              AZIMUTH = 60 DIP = 0
              (gamma)(h) = 0.100 + 0.381 Sph(14)(h) + 0.519 Sph(91)(h)

                                    [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 2.0% CU SHELL - CU

                              AZIMUTH = 90 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(16)(h) + 0.519 Sph(34)(h)

                                    [GRAPH]

                              AZIMUTH = 120 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(23)(h) + 0.519 Sph(24)(h)

                                    [GRAPH]

                              AZIMUTH = 150 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(37)(h) + 0.519 Sph(23)(h)

                                    [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                              AZIMUTH = 180 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(23)(h) + 0.519 Sph(29)(h)

                                    [GRAPH]

                              AZIMUTH = 210 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(16)(h) + 0.519 Sph(61)(h)

                                    [GRAPH]

                              AZIMUTH = 240 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(14)(h) + 0.519 Sph(91)(h)

                                    [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                              AZIMUTH = 270 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(16)(h) + 0.519 Sph(34)(h)

                                    [GRAPH]

                              AZIMUTH = 300 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(23)(h) + 0.519 Sph(24)(h)

                                     [GRAPH]

                              AZIMUTH = 330 DIP = 0
            (gamma)(h) = 0.100 + 0.381 Sph(37)(h) + 0.519 Sph(23)(h)

                                    [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                              AZIMUTH = 0 DIP = -30
            (gamma)(h) = 0.100 + 0.381 Sph(49)(h) + 0.519 Sph(34)(h)

                                     [GRAPH]

                             AZIMUTH = 30 DIP = -30
           (gamma)(h) = 0.100 + 0.381 Sph(30)(h) + 0.519 Sph(57)(h)

                                     [GRAPH]

                             AZIMUTH = 60 DIP = -30
            (gamma)(h) = 0.100 + 0.381 Sph(23)(h) + 0.519 Sph(54)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                             AZIMUTH = 90 DIP = -30
            (gamma)(h) = 0.100 + 0.381 Sph(23)(h) + 0.519 Sph(31)(h)

                                     [GRAPH]

                            AZIMUTH = 120 DIP = -30
            (gamma)(h) = 0.100 + 0.381 Sph(23)(h) + 0.519 Sph(24)(h)

                                     [GRAPH]

                            AZIMUTH = 150 DIP = -30
            (gamma)(h) = 0.100 + 0.381 Sph(18)(h) + 0.519 Sph(24)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                             AZIMUTH = 180 DIP = -30
              (gamma)(h) = 0.100 + 0.381 Sph(14)(h) + 0.519 Sph(30)(h)

                                     [GRAPH]

                             AZIMUTH = 210 DIP = -30
              (gamma)(h) = 0.100 + 0.381 Sph(11)(h) + 0.519 Sph(57)(h)

                                     [GRAPH]

                             AZIMUTH = 240 DIP = -30
             (gamma)(h) = 0.100 + 0.381 Sph(10)(h) + 0.519 Sph(137)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                             AZIMUTH = 270 DIP = -30
            (gamma)(h) = 0.100 + 0.381 Sph(12)(h) + 0.519 Sph(44)(h)

                                     [GRAPH]

                             AZIMUTH = 300 DIP = -30
            (gamma)(h) = 0.100 + 0.381 Sph(16)(h) + 0.519 Sph(29)(h)

                                     [GRAPH]

                             AZIMUTH = 330 DIP = -30
            (gamma)(h) = 0.100 + 0.381 Sph(28)(h) + 0.519 Sph(28)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                              AZIMUTH = 0 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(20)(h) + 0.519 Sph(46)(h)

                                     [GRAPH]

                             AZIMUTH = 30 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(22)(h) + 0.519 Sph(51)(h)

                                     [GRAPH]

                             AZIMUTH = 60 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(21)(h) + 0.519 Sph(45)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                             AZIMUTH = 90 DIP = -60
              (gamma)(h) = 0.100 + 0.381 Sph(18)(h) + 0.519 Sph(36)(h)

                                     [GRAPH]

                             AZIMUTH = 120 DIP = -60
              (gamma)(h) = 0.100 + 0.381 Sph(16)(h) + 0.519 Sph(31)(h)

                                     [GRAPH]

                             AZIMUTH = 150 DIP = -60
              (gamma)(h) = 0.100 + 0.381 Sph(13)(h) + 0.519 Sph(31)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                             AZIMUTH = 180 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(11)(h) + 0.519 Sph(36)(h)

                                     [GRAPH]

                             AZIMUTH = 210 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(10)(h) + 0.519 Sph(51)(h)

                                     [GRAPH]

                             AZIMUTH = 240 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(10)(h) + 0.519 Sph(70)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                             AZIMUTH = 270 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(11)(h) + 0.519 Sph(59)(h)

                                     [GRAPH]

                             AZIMUTH = 300 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(13)(h) + 0.519 Sph(46)(h)

                                     [GRAPH]

                             AZIMUTH = 330 DIP = -60
            (gamma)(h) = 0.100 + 0.381 Sph(16)(h) + 0.519 Sph(42)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - CU

                              AZIMUTH = 0 DIP = -90
            (gamma)(h) = 0.100 + 0.381 Sph(13)(h) + 0.519 Sph(49)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                        HUGO SOUTH 2.0% CU SHELL - CU DH

                              AZIMUTH = 0 DIP = 0
          (gamma)(h) = 0.100 + 0.613 Sph(16.5)(h) + 0.287 Sph(68.3)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 2.0% CU SHELL - AU

                               AZIMUTH = 0 DIP = 0
           (gamma)(h) = 0.230 + 0.450 Sph(14)(h) + 0.320 Sph(200)(h)

                                     [GRAPH]

                              AZIMUTH = 30 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(17)(h) + 0.320 Sph(84)(h)

                                     [GRAPH]

                              AZIMUTH = 60 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(29)(h) + 0.320 Sph(51)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 2.0% CU SHELL - AU

                              AZIMUTH = 90 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(34)(h) + 0.320 Sph(45)(h)

                                     [GRAPH]

                              AZIMUTH = 120 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(19)(h) + 0.320 Sph(51)(h)

                                     [GRAPH]

                              AZIMUTH = 150 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(14)(h) + 0.320 Sph(83)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                              AZIMUTH = 180 DIP = 0
           (gamma)(h) = 0.230 + 0.450 Sph(14)(h) + 0.320 Sph(200)(h)

                                     [GRAPH]

                              AZIMUTH = 210 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(17)(h) + 0.320 Sph(84)(h)

                                     [GRAPH]

                              AZIMUTH = 240 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(29)(h) + 0.320 Sph(51)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                              AZIMUTH = 270 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(34)(h) + 0.320 Sph(45)(h)

                                     [GRAPH]

                              AZIMUTH = 300 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(19)(h) + 0.320 Sph(51)(h)

                                     [GRAPH]

                              AZIMUTH = 330 DIP = 0
            (gamma)(h) = 0.230 + 0.450 Sph(14)(h) + 0.320 Sph(83)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                              AZIMUTH = 0 DIP = -30
           (gamma)(h) = 0.230 + 0.450 Sph(21)(h) + 0.320 Sph(136)(h)

                                     [GRAPH]

                             AZIMUTH = 30 DIP = -30
            (gamma)(h) = 0.230 + 0.450 Sph(31)(h) + 0.320 Sph(64)(h)

                                     [GRAPH]

                             AZIMUTH = 60 DIP = -30
            (gamma)(h) = 0.230 + 0.450 Sph(82)(h) + 0.320 Sph(45)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                             AZIMUTH = 90 DIP = -30
            (gamma)(h) = 0.230 + 0.450 Sph(31)(h) + 0.320 Sph(40)(h)

                                     [GRAPH]

                             AZIMUTH = 120 DIP = -30
            (gamma)(h) = 0.230 + 0.450 Sph(17)(h) + 0.320 Sph(44)(h)

                                     [GRAPH]

                             AZIMUTH = 150 DIP = -30
            (gamma)(h) = 0.230 + 0.450 Sph(13)(h) + 0.320 Sph(63)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                            AZIMUTH = 180 DIP = -30
           (gamma)(h) = 0.230 + 0.450 Sph(12)(h) + 0.320 Sph(134)(h)

                                     [GRAPH]

                             AZIMUTH = 210 DIP = -30
           (gamma)(h) = 0.230 + 0.450 Sph(14)(h) + 0.320 Sph(157)(h)

                                     [GRAPH]

                             AZIMUTH = 240 DIP = -30
            (gamma)(h) = 0.230 + 0.450 Sph(20)(h) + 0.320 Sph(83)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                            AZIMUTH = 270 DIP = -30
            (gamma)(h) = 0.230 + 0.450 Sph(29)(h) + 0.320 Sph(70)(h)

                                    [GRAPH]

                            AZIMUTH = 300 DIP = -30
            (gamma)(h) = 0.230 + 0.450 Sph(26)(h) + 0.320 Sph(83)(h)

                                    [GRAPH]

                            AZIMUTH = 330 DIP = -30
           (gamma)(h) = 0.230 + 0.450 Sph(21)(h) + 0.320 Sph(155)(h)

                                    [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                             AZIMUTH = 0 DIP = -60
            (gamma)(h) = 0.230 + 0.450 Sph(46)(h) + 0.320 Sph(94)(h)

                                    [GRAPH]

                             AZIMUTH = 30 DIP = -60
            (gamma)(h) = 0.230 + 0.450 Sph(64)(h) + 0.320 Sph(64)(h)

                                    [GRAPH]

                             AZIMUTH = 60 DIP = -60
            (gamma)(h) = 0.230 + 0.450 Sph(45)(h) + 0.320 Sph(51)(h)

                                    [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                             AZIMUTH = 90 DIP = -60
            (gamma)(h) = 0.230 + 0.450 Sph(25)(h) + 0.320 Sph(48)(h)

                                    [GRAPH]

                            AZIMUTH = 120 DIP = -60
            (gamma)(h) = 0.230 + 0.450 Sph(18)(h) + 0.320 Sph(51)(h)

                                    [GRAPH]

                            AZIMUTH = 150 DIP = -60
            (gamma)(h) = 0.230 + 0.450 Sph(15)(h) + 0.320 Sph(63)(h)

                                    [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                             AZIMUTH = 180 DIP = -60
           (gamma)(h) = 0.230 + 0.450 Sph(14)(h) + 0.320 Sph(93)(h)

                                     [GRAPH]

                             AZIMUTH = 210 DIP = -60
           (gamma)(h) = 0.230 + 0.450 Sph(15)(h) + 0.320 Sph(155)(h)

                                     [GRAPH]

                             AZIMUTH = 240 DIP = -60
           (gamma)(h) = 0.230 + 0.450 Sph(18)(h) + 0.320 Sph(200)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                             AZIMUTH = 270 DIP = -60
           (gamma)(h) = 0.230 + 0.450 Sph(24)(h) + 0.320 Sph(192)(h)

                                     [GRAPH]

                             AZIMUTH = 300 DIP = -60
           (gamma)(h) = 0.230 + 0.450 Sph(31)(h) + 0.320 Sph(200)(h)

                                     [GRAPH]

                             AZIMUTH = 330 DIP = -60
           (gamma)(h) = 0.230 + 0.450 Sph(37)(h) + 0.320 Sph(156)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - AU

                              AZIMUTH = 0 DIP = -90
              (gamma)(h) = 0.230 + 0.450 Sph(23)(h) + 0.320 Sph(83)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                        HUGO SOUTH 2.0% CU SHELL - AU DH

                             AZIMUTH = 0 DIP = 0
            (gamma)(h) = 0.230 + 0.316 Sph(14.8)(h) + 0.454 Sph(64.9)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 2.0% CU SHELL - MO

                               AZIMUTH = 0 DIP = 0
           (gamma)(h) = 0.390 + 0.324 Sph(37)(h) + 0.286 Sph(162)(h)

                                     [GRAPH]

                              AZIMUTH = 30 DIP = 0
           (gamma)(h) = 0.390 + 0.324 Sph(24)(h) + 0.286 Sph(182)(h)

                                     [GRAPH]

                              AZIMUTH = 60 DIP = 0
           (gamma)(h) = 0.390 + 0.324 Sph(19)(h) + 0.286 Sph(104)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                              AZIMUTH = 90 DIP = 0
            (gamma)(h) = 0.390 + 0.324 Sph(19)(h) + 0.286 Sph(78)(h)

                                     [GRAPH]

                              AZIMUTH = 120 DIP = 0
            (gamma)(h) = 0.390 + 0.324 Sph(24)(h) + 0.286 Sph(76)(h)

                                     [GRAPH]

                              AZIMUTH = 150 DIP = 0
            (gamma)(h) = 0.390 + 0.324 Sph(39)(h) + 0.286 Sph(96)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                              AZIMUTH = 180 DIP = 0
           (gamma)(h) = 0.390 + 0.324 Sph(37)(h) + 0.286 Sph(162)(h)

                                     [GRAPH]

                              AZIMUTH = 210 DIP = 0
           (gamma)(h) = 0.390 + 0.324 Sph(24)(h) + 0.286 Sph(182)(h)

                                     [GRAPH]

                              AZIMUTH = 240 DIP = 0
           (gamma)(h) = 0.390 + 0.324 Sph(19)(h) + 0.286 Sph(104)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                              AZIMUTH = 270 DIP = 0
            (gamma)(h) = 0.390 + 0.324 Sph(19)(h) + 0.286 Sph(78)(h)

                                     [GRAPH]

                              AZIMUTH = 300 DIP = 0
            (gamma)(h) = 0.390 + 0.324 Sph(24)(h) + 0.286 Sph(76)(h)

                                     [GRAPH]

                              AZIMUTH = 330 DIP = 0
            (gamma)(h) = 0.390 + 0.324 Sph(39)(h) + 0.286 Sph(96)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                              AZIMUTH = 0 DIP = -30
           (gamma)(h) = 0.390 + 0.324 Sph(49)(h) + 0.286 Sph(151)(h)

                                     [GRAPH]

                             AZIMUTH = 30 DIP = -30
            (gamma)(h) = 0.390 + 0.324 Sph(39)(h) + 0.286 Sph(91)(h)

                                     [GRAPH]

                             AZIMUTH = 60 DIP = -30
            (gamma)(h) = 0.390 + 0.324 Sph(30)(h) + 0.286 Sph(64)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 2.0% CU SHELL - MO

                             AZIMUTH = 90 DIP = -30
            (gamma)(h) = 0.390 + 0.324 Sph(29)(h) + 0.286 Sph(54)(h)

                                     [GRAPH]

                             AZIMUTH = 120 DIP = -30
            (gamma)(h) = 0.390 + 0.324 Sph(34)(h) + 0.286 Sph(54)(h)

                                     [GRAPH]

                             AZIMUTH = 150 DIP = -30
            (gamma)(h) = 0.390 + 0.324 Sph(35)(h) + 0.286 Sph(62)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                             AZIMUTH = 180 DIP = -30
            (gamma)(h) = 0.390 + 0.324 Sph(25)(h) + 0.286 Sph(86)(h)

                                     [GRAPH]

                             AZIMUTH = 210 DIP = -30
           (gamma)(h) = 0.390 + 0.324 Sph(19)(h) + 0.286 Sph(147)(h)

                                     [GRAPH]

                             AZIMUTH = 240 DIP = -30
           (gamma)(h) = 0.390 + 0.324 Sph(16)(h) + 0.286 Sph(223)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                             AZIMUTH = 270 DIP = -30
           (gamma)(h) = 0.390 + 0.324 Sph(16)(h) + 0.286 Sph(184)(h)

                                     [GRAPH]

                             AZIMUTH = 300 DIP = -30
           (gamma)(h) = 0.390 + 0.324 Sph(20)(h) + 0.286 Sph(173)(h)

                                     [GRAPH]

                             AZIMUTH = 330 DIP = -30
           (gamma)(h) = 0.390 + 0.324 Sph(30)(h) + 0.286 Sph(196)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                              AZIMUTH = 0 DIP = -60
            (gamma)(h) = 0.390 + 0.324 Sph(33)(h) + 0.286 Sph(83)(h)

                                     [GRAPH]

                             AZIMUTH = 30 DIP = -60
            (gamma)(h) = 0.390 + 0.324 Sph(40)(h) + 0.286 Sph(66)(h)

                                     [GRAPH]

                             AZIMUTH = 60 DIP = -60
            (gamma)(h) = 0.390 + 0.324 Sph(40)(h) + 0.286 Sph(56)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                             AZIMUTH = 90 DIP = -60
            (gamma)(h) = 0.390 + 0.324 Sph(37)(h) + 0.286 Sph(51)(h)

                                     [GRAPH]

                             AZIMUTH = 120 DIP = -60
            (gamma)(h) = 0.390 + 0.324 Sph(33)(h) + 0.286 Sph(51)(h)

                                     [GRAPH]

                             AZIMUTH = 150 DIP = -60
            (gamma)(h) = 0.390 + 0.324 Sph(27)(h) + 0.286 Sph(55)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 2.0% CU SHELL - MO

                             AZIMUTH = 180 DIP = -60
            (gamma)(h) = 0.390 + 0.324 Sph(22)(h) + 0.286 Sph(65)(h)

                                     [GRAPH]

                             AZIMUTH = 210 DIP = -60
            (gamma)(h) = 0.390 + 0.324 Sph(19)(h) + 0.286 Sph(81)(h)

                                     [GRAPH]

                             AZIMUTH = 240 DIP = -60
           (gamma)(h) = 0.390 + 0.324 Sph(17)(h) + 0.286 Sph(102)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 2.0% CU SHELL - MO

                             AZIMUTH = 270 DIP = -60
             (gamma)(h) = 0.390 + 0.324 Sph(18)(h) + 0.286 Sph(120)(h)

                                     [GRAPH]

                             AZIMUTH = 300 DIP = -60
             (gamma)(h) = 0.390 + 0.324 Sph(20)(h) + 0.286 Sph(120)(h)

                                     [GRAPH]

                             AZIMUTH = 330 DIP = -60
             (gamma)(h) = 0.390 + 0.324 Sph(25)(h) + 0.286 Sph(103)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 2.0% CU SHELL - MO

                             AZIMUTH = 0 DIP = -90
             (gamma)(h) = 0.390 + 0.324 Sph(24)(h) + 0.286 Sph(64)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                        HUGO SOUTH 2.0% CU SHELL - MO DH

                              AZIMUTH = 0 DIP = 0
          (gamma)(h) = 0.390 + 0.239 Sph(45.3)(h) + 0.371 Sph(45.9)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 1.0% CU SHELL - CU

                               AZIMUTH = 0 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(41)(h) + 0.200 Sph(50)(h)

                                     [GRAPH]

                              AZIMUTH = 30 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(28)(h) + 0.200 Sph(36)(h)

                                     [GRAPH]

                              AZIMUTH = 60 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(17)(h) + 0.200 Sph(34)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          HUGO SOUTH 1.0% CU SHELL - CU

                              AZIMUTH = 90 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(15)(h) + 0.200 Sph(40)(h)

                                     [GRAPH]

                              AZIMUTH = 120 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(16)(h) + 0.200 Sph(66)(h)

                                     [GRAPH]

                              AZIMUTH = 150 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(23)(h) + 0.200 Sph(89)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 1.0% CU SHELL - CU

                              AZIMUTH = 180 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(41)(h) + 0.200 Sph(50)(h)

                                     [GRAPH]

                              AZIMUTH = 210 DIP = 0
             (gamma)(h) = 0.400 + 0.400 Sph(28)(h) + 0.200 Sph(36)(h)

                                     [GRAPH]

                              AZIMUTH = 240 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(17)(h) + 0.200 Sph(34)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 1.0% CU SHELL - CU

                              AZIMUTH = 270 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(15)(h) + 0.200 Sph(40)(h)

                                     [GRAPH]

                              AZIMUTH = 300 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(16)(h) + 0.200 Sph(66)(h)

                                     [GRAPH]

                              AZIMUTH = 330 DIP = 0
            (gamma)(h) = 0.400 + 0.400 Sph(23)(h) + 0.200 Sph(89)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                         HUGO SOUTH 1.0% CU SHELL - CU

                              AZIMUTH = 0 DIP = -30
            (gamma)(h) = 0.400 + 0.400 Sph(23)(h) + 0.200 Sph(58)(h)

                                     [GRAPH]

                             AZIMUTH = 30 DIP = -30
            (gamma)(h) = 0.400 + 0.400 Sph(32)(h) + 0.200 Sph(44)(h)

                                     [GRAPH]

                             AZIMUTH = 60 DIP = -30
            (gamma)(h) = 0.400 + 0.400 Sph(28)(h) + 0.200 Sph(42)(h)

                                     [GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Cu

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Cu

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Cu

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Cu

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Cu

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Cu

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Cu

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Cu

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo South 1.0% Cu Shell - Cu DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 100 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Au

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo South 1.0% Cu Shell - Au DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 1.0% Cu Shell - Mo

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo South 1.0% Cu Shell - Mo DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Cu

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo South 0.6% Cu Shell - Cu DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Au

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo South 0.6% Cu Shell - Au DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo South 0.6% Cu Shell - Mo

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo South 0.6% Cu Shell - Mo DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Cu

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo South Background Domain - Cu DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Au

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo South Background Domain - Au DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain - Mo

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo South Background Domain Mo DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                              AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        Hugo North 2% plus Au shells: Cu

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                     Hugo North 1 and 2% Cu Shells Au Grade

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Shells Au Grade DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 1 and 2% Cu Domains - Mo Grade

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                  Hugo North 1 and 2% Cu Domains - Mo Grade DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                       Hugo North 1% plus 0.6% shells: Cu

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North 0.6 and 1% Cu Shells Au Grade

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells Au Grade DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                   Hugo North 0.6 and 1% Cu Shells - Mo Grade

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                  Hugo North 0.6 and 1% Cu Shells - Mo Grade DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                         Hugo North Background Cu Grade

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North Background Domain Cu Grade DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Au Grade

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North Background Domain Au Grade DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                          Hugo North Au Domain Au Grade

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 30 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 60 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                              AZIMUTH = 90 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 120 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 150 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                              AZIMUTH = 180 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 210 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 240 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                              AZIMUTH = 270 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 300 DIP = 0
                                  [LINE GRAPH]

                              AZIMUTH = 330 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                              AZIMUTH = 0 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                             AZIMUTH = 90 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                             AZIMUTH = 180 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                             AZIMUTH = 270 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -30
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -30
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                              AZIMUTH = 0 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 30 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 60 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                             AZIMUTH = 90 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 120 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 150 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                             AZIMUTH = 180 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 210 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 240 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                             AZIMUTH = 270 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 300 DIP = -60
                                  [LINE GRAPH]

                             AZIMUTH = 330 DIP = -60
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                      Hugo North Background Domain Mo Grade

                              AZIMUTH = 0 DIP = -90
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                    Hugo North Background Domain Mo Grade DH

                               AZIMUTH = 0 DIP = 0
                                  [LINE GRAPH]

[ISAAKS & CO. LOGO]

                        IVANHOE MINES LTD.
[IVANHOE MINES LOGO]    TECHNICAL REPORT
                        HUGO DUMMETT DEPOSIT, OYU TOLGOI PROJECT, MONGOLIA

                                                                      APPENDIX E

                                                              Sections and Plans

DECEMBER 2003                    APPENDICES                          [AMEC LOGO]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

                            [OYU TOLGOI PROJECT MAP]

[BCSC LOGO]                                     P. O. Box 10142, Pacific Centre
BRITISH COLUMBIA                                701 West Georgia Street
SECURITIES COMMISSION                           Vancouver, British Columbia
                                                V7Y 1L2 CANADA
SEDAR Electronic Correspondence                 Telephone: (604) 899-6500
                                                Fax:       (604)899-6506
                                                (BC only)  1-800-373-6393

                     IN THE MATTER OF NATIONAL POLICY 43-201
                        MUTUAL RELIANCE REVIEW SYSTEM FOR
                    PROSPECTUSES AND ANNUAL INFORMATION FORMS

                                       AND

                                IN THE MATTER OF

                               IVANHOE MINES LTD.

                               DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each OF BRITISH COLUMBIA AND ONTARIO have been issued for a preliminary short form prospectus of the above issuer dated December 5, 2003.

DATED at Vancouver, British Columbia on December 5, 2003.

                                                 S/ Larry Wilkins
                                                 ______________________________
                                                 Larry Wilkins, C.A.
                                                 Manager
                                                 Corporate Finance Branch

Note:

The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

                                                   SEDAR Project No.: 597258P

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in British Columbia and Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short farm prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Private Placement and Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                   Preliminary Short Form Prospectus

New Issue

                                                                December 5, 2003

                               IVANHOE MINES LTD.

                                 U.S.$49,996,800

          5,760,000 COMMON SHARES AND 5,760,000 SHARE PURCHASE WARRANTS TO BE ISSUED UPON THE EXERCISE OF 5,760,000 SPECIAL WARRANTS

This short form prospectus qualifies for distribution 5,760,000 common shares ("Common Shares") and 5,760,000 share purchase warrants ("Purchase Warrants") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") to be issued upon the exercise of 5,760,000 special warrants (the "Special Warrants") of Ivanhoe (the "Offering"). Each ten (10) Purchase Warrants entitles the holder to acquire one (1.) Common Share at a price of U.S.$8.68 at any time on or before February 15, 2004. The Special Warrants were issued on October 31, 2003 pursuant to subscription agreements (the "Subscription Agreements") between Ivanhoe and institutional investors (the "Purchasers") at a price of U.S.$8.68 per Special Warrant. The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchasers. Ivanhoe sold the Special Warrants directly to the Purchasers without use of an agent or underwriter pursuant to registration and prospectus exemptions under applicable securities legislation. See "Private Placement and Plan of Distribution".

NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF, OR HAS REVIEWED THE CONTENTS OF, THIS SHORT FORM PROSPECTUS.

Subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share and one Purchase Warrant, at no additional cost, at any time until 5:00 p.m. (Vancouver time) on the fifth business day after the earlier of (the "Expiry Time"): (i) the date on which a final receipt for this prospectus has been issued by the British Columbia Securities Commission and the Ontario Securities Commission (the "Qualification

Date"); and (ii) the four month anniversary of the date of issuance of the Special Warrants. Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Ivanhoe paid no fees or commissions in connection with the Offering, nor will any fees or commissions be payable by Ivanhoe in connection with the issuance of the Common Shares and Purchase Warrants on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe. See "Private Placement and Plan of Distribution".

Each Purchaser has represented and warranted in its Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares and Purchase Warrants to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that any of the Purchasers have any different investment intent in respect of the Special Warrants and their underlying Common Shares and Purchase Warrants than that represented in the Subscription Agreements.

The Common Shares are traded on The Toronto Stock Exchange (the "TSX") and the Australian Stock Exchange under the symbol "IVN" and are quoted on the NASDAQ National Market ("Nasdaq") under the symbol "HUGO". The price of the Common Shares at the close of business on December 4, 2003 was Cdn.Sl1.12 on the TSX and U.S.$8.46 on the Nasdaq.

                               TABLE OF CONTENTS

                                                                   PAGE
FORWARD LOOKING STATEMENTS......................................     3
CURRENCY AND EXCHANGE RATES.....................................     4
DOCUMENTS INCORPORATED BY REFERENCE.............................     4
NAME AND INCORPORATION..........................................     5
SUMMARY DESCRIPTION OF THE BUSINESS.............................     7
CONSOLIDATED CAPITALIZATION.....................................     7
DESCRIPTION OF SHARE CAPITAL....................................     8
DESCRIPTION OF PURCHASE WARRANTS................................     9
PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION......................    10
USE OF PROCEEDS.................................................    11
OTHER MATERIAL FACTS............................................    12
RISK FACTORS....................................................    12
AUDITORS, TRANSFER AGENT AND REGISTRAR..........................    13
LEGAL MATTERS...................................................    13
PURCHASERS' STATUTORY RIGHTS....................................    14
CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION.....................    14
CERTIFICATE OF IVANHOE MINES LTD................................    12

                           FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in the documents incorporated by reference herein respecting reserves, resources, plans, objectives and future performance of Ivanhoe's business are forward-looking statements including, without limitation, the discussion about a scoping study and feasibility study being performed on the Oyu Tolgoi Project (as defined below) and the use of proceeds of the Offering. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", or "continue" or the negative thereof or variations thereon or similar terminology. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity prices, unanticipated reserve and resource grades, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of government approvals, political risk and related economic risk, actual performance of plant, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference in this short form prospectus.

                           CURRENCY AND EXCHANGE RATES

In this short form prospectus, all references to "U.S.$" are to United States dollars and all references to "Cdn.$" are to Canadian dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

                          (Stated in Canadian dollars)

                                        NINE MONTHS
                                      ENDED SEPTEMBER
                                          30, 2003          YEAR ENDED DECEMBER 31
                                      ---------------  ------------------------------
                                                        2002        2001        2000
End of period                              1.3504      1.5796      1.5928      1.4995
High for the period                        1.5747      1.6184      1.6052      1.5601
Low for the period                         1.3342      1.5155      1.4901      1.4349
Average for the period                     1.4295      1.5703      1.5484      1.4859

The Bank of Canada noon buying rate on December 4, 2003 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.3122 (one Canadian dollar on that date equalled U.S.$0.7621).

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

         1.       Renewal Annual Information Form dated May 20, 2003 (the
                  "AIF").

         2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon and including the management's discussion and analysis of financial condition and results of operations ("MD&A") for such periods;

         3. Comparative unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2003 and 2002, together with MD&A for such periods.

         4. Management Information Circular dated April 15, 2003 prepared in connection with Ivanhoe's annual meeting of shareholders held on June 12, 2003 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices).

         5. Material Change Report dated February 26, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi gold and copper mineral project (the "Oyu Tolgoi Project") in Mongolia.

         6. Material Change Report dated August 7, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi Project, as amended by an Amended and Restated Material Change Report dated August 18, 2003.

         7. Material Change Report dated November 6, 2003 regarding the acquisition by Ivanhoe from BHP Minerals International Exploration Inc. ("BHP Exploration") of a 2% net smelter returns royalty over production from the Oyu Tolgoi Project.

         8. Material Change Report dated November 20, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi Project.

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commission or similar authority in each of the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH THE SECURITIES COMMISSION OF EACH OF THE PROVINCES OF CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value (the "Preferred Shares"). In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe's North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Yl A2M9.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at the date of this short form prospectus are set out in the following chart.

                                  [FLOW CHART]

Note: All subsidiaries are wholly-owned unless otherwise indicated. "BVI" means British Virgin Islands.

                       SUMMARY DESCRIPTION OF THE BUSINESS

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in and conducts operations on mineral resource properties in Mongolia, Myanmar, Australia, China and Kazakhstan, and holds interests through investments in mineral resource properties in Mongolia, China, South Korea and Vietnam. The Corporation has identified the Oyu Tolgoi Project, the Monywa copper project in Myanmar (the "Monywa Copper Project") and the Savage River iron ore mine in Tasmania, Australia (the "Savage River Project") as the mineral resource properties material to Ivanhoe. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi Project), China, Myanmar (other than the Monywa Copper Project), South Korea and Vietnam are not considered material. A brief description of the Oyu Tolgoi Project is set forth below. For a more detailed description of all of the Corporation's properties see "Item 3. General Development of the Business" and "Item 4. Narrative Description of Business" on pages 9 through 52 of Ivanhoe's AIF and the financial statements, MD&A and material change reports incorporated by reference in this short form prospectus.

SUMMARY OF OYU TOLGOI PROJECT

The Oyu Tolgoi Project is a copper and gold mineral exploration project located in the South Gobi region of Mongolia. Ivanhoe acquired its interest in the Oyu Tolgoi Project in 2001 from BHP Exploration pursuant to a May 2000 earn-in agreement. BHP Exploration retained a 2% net smelter returns royalty (the "BHP Royalty"). In November 2003, the Corporation agreed to purchase the BHP Royalty for U.S.$37,000,000.

Ivanhoe has identified four occurrences of copper and gold mineralization on the Oyu Tolgoi property, the Southwest Oyu, Central Oyu, South Oyu and Hugo Dummet deposits. The Corporation has completed a series of substantial drilling programs to define the nature and extent of the mineralization in these deposits and has, to date, identified quantities of inferred mineral resources at all four deposits and indicated mineral resources at the Southwest Oyu deposit.

The Corporation continues to drill the property in order to better define the nature and extent of the mineralization to date on the property, particularly at the Hugo Dummet deposit, and to upgrade the previously identified inferred resources to the measured and indicated categories. The Corporation is also carrying out a scoping study on the project, which is expected to be completed in January 2004 and investigating opportunities to establish new infrastructure or improve existing infrastructure necessary to support potential mine development and production.

The Corporation is in the process of negotiating a broadly-based, legally authorized global stability or concession agreement with the Government of Mongolia, the purpose of which is to maintain and/or enhance, for the Corporation's benefit, the Mongolian tax, fiscal and commercial environment over the life of the Oyu Tolgoi Project. The agreement is expected to address a range of matters including the following: project tax rates, confirmation of appropriate mining, land, license and infrastructure tenure necessary to carry out all exploration, mining, milling, processing, including smelting and refining, metallurgy arid related activities over the life of the project, water resources and long term water rights, energy and transportation matters and approvals, labour and staffing requirements, mineral royalties, environmental protection requirements, assurances in connection with the Corporation's long term right to sell and export products from the project at international market prices, the right and entitlement to receive and dispose of hard currency income derived from such sale or export, reduction of, or exemption from, import and export duties, favourable bilateral border and customs matters, project duration, investor protection including matters relating to the purpose, amount and term of the investor's investment and dispute resolution mechanisms. As part of these negotiations, the parties are discussing an advance by the Corporation to the Government of up to US$50 million on a basis to be negotiated, which may involve a prepayment of certain royalties and taxes that would otherwise accrue and become payable to the Government during the production phase of the project, a loan or some other basis. See "Use of Proceeds". There can be no assurance that the negotiations with respect to the stability agreement will be successful nor that the terms and conditions of the stability agreement will, in all events, be favourable to the Corporation.

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe's capitalization since December 31, 2002. The following table should be read in conjunction with Ivanhoe's comparative consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 and the notes that accompany them.

                                                    As at              As at                  As at
                                              December 31, 2002   October 31, 2003      October 31, 2003
                                              -----------------   ----------------      ----------------
                                                    actual            actual             as adjusted(1)
                                                                    (unaudited)           (unaudited)
                                                                  (in U.S.$000's)
Loans Payable to Related Parties                  $   5,088          $   5,088             $   5,088
Long-term Debt (including current portion)                              23,414                23,414
Shareholders' Equity                                                         -
Share Capital
     Common Shares                                  522,199            612,233               708,233
     Special Warrants                                26,516             49,975                49,975
     Additional Paid-in Capital                       1,508              1,193(2)              1,193
     Contributed Surplus (arising from stock-         3,520              3,495(2)              3,495
     based compensation)
     Accumulated Deficit                           (364,751)          (422,332)             (422,322)
                                                  ---------          ---------              --------
Total Consolidated Capitalization                 $ 223,380          $ 273,066               369,066
                                                  =========          =========              ========

(1) The adjusted figures as at October 31, 2003 give effect to the issue of the units pursuant to an offering of the Corporation in which the Corporation anticipates realizing gross proceeds of U.S. $100,000,000 and net proceeds of U.S.$95,430,000.

(2)      Represents an estimate.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of the date of this prospectus, there are 249,588,819 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe's articles of continuance, Ivanhoe's by-laws and in the Yukon Business Corporations Act, and its regulations.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders. The holders of Common Shares may appoint a proxy in accordance with Ivanhoe's by-laws. The holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Yukon Business Corporations Act nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except that the directors of the Corporation are empowered to attach to any series of voting rights relating to the election of directors on a default in payment of dividends.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; (v) voting rights and restrictions; and (vi) restrictions on transfer.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.

                        DESCRIPTION OF PURCHASE WARRANTS

The Purchase Warrants are issuable in registered form under a warrant indenture (the "Purchase Warrant Indenture") between the Corporation and CIBC Mellon Trust Company, in its capacity as the warrant trustee. The principal office of CIBC Mellon Trust Company in Vancouver, British Columbia is the location at which the Purchase Warrants may be surrendered for exercise, transfer or exchange.

The Purchase Warrants survive until February 15, 2004. Each ten (10) Purchase Warrants entitle the holder to purchase one Common Share at a price of U.S.$8.68 at any time on or prior to the expiry date of the Purchase Warrants,

The Common Shares underlying the Purchase Warrants, when issued upon exercise of the Purchase Warrants, will be fully paid and non-assessable. The Corporation is not required to issue fractional Common Shares upon the exercise of Purchase Warrants and a holder of Purchase Warrants may not exercise less than ten Purchase Warrants at any time. A holder of Purchase Warrants will not possess any rights as a shareholder of the Corporation until he or she exercises the Purchase Warrants and acquires Common Shares.

Purchase Warrants may be exercised upon surrender of the warrant certificate on or before the expiry date of the Purchase Warrants at the principal office of CIBC Mellon Trust Company in Vancouver, British Columbia, with the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by bank draft or certified cheque payable to the order of "Ivanhoe Mines Ltd.") for the number of Common Shares with respect to which the Purchase Warrants are being exercised.

The Purchase Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Purchase Warrants and/or the exercise price per Common Share in the event of: (i) the subdivision or consolidation of the Common Shares or issuance of a stock dividend on the Common Shares or other distribution of Common Shares or securities convertible into Common Shares (other than a "dividend paid in the ordinary course", as defined in the Purchase Warrant Indenture); (ii) the issuance of rights, options or warrants to purchase Common Shares or securities convertible into Common Shares at less than 95% of the "current market price" (as defined in the Purchase Warrant Indenture) of the Common Shares; and (iii) the distribution to all or substantially all the holders of Common Shares of shares of any other class or of rights, options or warrants (other than those referred to in (ii), above) to acquire Common Shares or securities convertible into Common Shares or property or other assets of the Corporation or of evidences of indebtedness or of assets (other than a "dividend paid in the ordinary course", as defined in the Purchase Warrant Indenture). The Purchase Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Purchase Warrants and/or exercise price per security in the event of: (i) any reclassification of the Common Shares; (ii) an amalgamation, merger or consolidation of the Corporation with another entity; or (iii) the transfer of all or substantially all of the assets of the Corporation.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Purchase Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a share. Holders of Purchase Warrants do not have any voting or pre-emptive rights or any other rights which a holder of Common Shares has. The rights of the holders of Purchase Warrants are subject to modification by "extraordinary resolution", which is defined in the Purchase Warrant Indenture as a resolution either passed at a meeting of the holders of Purchase Warrants by holders of not less than 66% of the Purchase Warrants represented at the meeting or adopted by instruments in writing signed by the holders of not less than 66% of all Purchase Warrants then outstanding.

Subject to certain exceptions, the Purchase Warrants may not be exercised within the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) and no certificate evidencing any Common Share issuable upon the exercise of a Purchase Warrant will be delivered to any address in the United States. See "Plan of Distribution".

The foregoing discussion of the material terms and provisions of the Purchase Warrants is qualified in its entirety by reference to the detailed provisions of the Purchase Warrant Indenture, a copy of which may be obtained by contacting the Corporation.

                   PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

The Special Warrants were issued pursuant to the Offering at a price of U.S. $8.68 per Special Warrant. The Offering closed on October 31, 2003. The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchasers. Ivanhoe sold the Special Warrants directly to the Purchasers pursuant to registration and prospectus exemptions under applicable securities legislation and paid no fees or commissions in connection with the Offering. No fees or commissions will be payable by Ivanhoe in connection with the issuance of the Common Shares or Purchase Warrants on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe.

The Special Warrants may be exchanged or exercised at any time after their issuance, subject to the terms and conditions of the special warrant indenture dated October 31, 2003 (the "Special Warrant Indenture") between Ivanhoe and CIBC Mellon Trust Company. According to the Special Warrant Indenture, subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share and one Purchase Warrant, at no additional cost, at any time until the Expiry Time. Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Each Purchaser has represented and warranted in its Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that any of the Purchasers has any different investment intent in respect of the Special Warrants and the underlying Common Shares than that represented in the Subscription Agreements.

This prospectus is being filed in British Columbia and Ontario to qualify the distribution of the Common Shares and Purchase Warrants to be issued upon the exercise of the Special Warrants. Common Shares and Purchase

Warrants issued to holders of the Special Warrants prior to issuance of a receipt for the (final) prospectus may be subject to resale restrictions under applicable securities legislation.

The TSX has conditionally approved for listing the Common Shares issuable upon the exercise of the Special Warrants and the Common Shares issuable upon the exercise, if any, of the Purchase Warrants.

The Special Warrants, the Common Shares issuable upon exercise of the Special Warrants the Purchase Warrants and the Common Shares issuable upon the exercise, if any, of the purchase Warrants have not been registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Ivanhoe has no plans to register any such securities under the U.S. Securities Act.

                                 USE OF PROCEEDS

On December 5, 2003, Ivanhoe filed a short form prospectus in respect of the sale of units consisting of one Common Share and one Common Share purchase warrant (the "Unit Offering"). See "Other Material Facts". The aggregate net proceeds of the Unit Offering are anticipated to be approximately U.S.$95,430,000. The aggregate net proceeds received by Ivanhoe from the sale of the Special Warrants pursuant to this Offering, after deducting expenses of the Offering, including preparation of this short form prospectus estimated to be U.S.$65,000, will be approximately U.S.$49,930,000. Ivanhoe intends to allocate the combined net proceeds of this Offering and the Unit Offering as follows:

               USE OF PROCEEDS                                 AMOUNT
               ---------------                                 ------
payment of the purchase price for the BHP
Royalty(1)                                                   U.S.$ 37,000,000

exploration and development expenditures on
the Oyu Tolgoi Project and elsewhere in
Mongolia(2)                                                  U.S.$ 50,000,000

general and administrative expenditures(2)                   U.S.$  8,360,000

working capital(3)                                           U.S.$ 50,000,000
                                                             ----------------

Total                                                        U.S.$145,360,000
                                                             ================

Notes:

(1)      U.S. $17 million was paid to BHP Exploration in November 2003.

(2) The Corporation anticipates incurring these expenditures through the third quarter of 2004, subject to finalization of project expenditure budgets for the entire 2004 fiscal year and to the results and recommendations of a scoping study on the Oyu Tolgoi Project which is expected to be completed in early 2004. Ivanhoe plans to use existing financial resources to cover expenditures on projects outside Mongolia.

(3) As part of the Corporation's ongoing negotiations with the Government of Mongolia respecting a stability agreement for the Oyu Tolgoi Project, the Corporation and the Government are also discussing an advance by the Corporation to the Government of up to US$50 million on a basis to be negotiated, which may involve a prepayment of certain royalties and taxes that would otherwise become payable to the Government during the production phase of the project, a loan or some other basis. See "Summary Description of the Business - Summary of Oyu Tolgoi Project". If and when an agreement respecting such an advance is reached, the Corporation may use up to U.S.$50 million from the proceeds of the Offering, currently allocated as working capital, to the Government to fund the advance. There can be no assurance that the negotiations with respect to the stability agreement will be successful nor that the terms and conditions of the stability agreement will, in all events, be favourable to the Corporation.

                              OTHER MATERIAL FACTS

On December 5, 2003, Ivanhoe filed with the securities commissions in each of the provinces of Canada, except Quebec, a short form prospectus relating to the issuance of U.S.$100,000,000 of units, each unit consisting of one Common Share and one-half of one Common Share purchase warrant. Each full purchase warrant will entitle the holder to purchase one Common Share for a term of two years following the closing of that offering.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4. Narrative Description of Business - Risk Factors" on pages 54 through 63 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus. These risk factors include :

- Ivanhoe's business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy;

- future amendments to Mongolian laws could weaken, shorten or curtail Ivanhoe's mineral exploration rights or make it more difficult or expensive to obtain mining rights and carry out mining;

- the mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established;

- lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility;

- Ivanhoe's exploration licenses could expire before Ivanhoe is ready or able to obtain a mining license;

- economic sanctions imposed by the United States and Canada against Myanmar may adversely affect the Monywa Copper Project;

-        Ivanhoe faces geotechnical and development risks at the Monywa Copper
         Project;

- there can be no assurance that Ivanhoe will be capable of raising the additional funding that it needs to carry out its development and exploration objectives;

- Ivanhoe has a limited customer base for its products and needs to secure additional markets;

- the Savage River Project is dependent on older process facilities and pipeline operations which may be prone to failure or breakdown;

- there is a risk of long term decline in pellet grade at the Savage River Project;

- the pit wall of the Savage River pit requires additional work to ensure its stability;

- there can be no assurance that the interest held by Ivanhoe in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe and entities owned or controlled by foreign governments will not be unilaterally altered or revoked;

- competition for new mining properties by larger, more established companies may prevent Ivanhoe from acquiring interests in additional properties or mining operations;

- Ivanhoe has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows;

- a substantial portion of Ivanhoe's operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits;

- mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of Ivanhoe;

- calculation of reserves and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined;

- fluctuations in currency exchange rates may adversely affect ABM's financial position and results of operations;

- the indebtedness on the Monywa Copper Project is subject to floating interest rates;

- the Monywa Copper Project is not in full compliance with certain covenants under its principal project financing agreement;

-        metal prices are volatile;

- Ivanhoe is exposed to risks of changing political stability and government regulation in the countries in which it operates;

- Ivanhoe is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Ivanhoe;

- previous mining operations may have caused environmental damage at Ivanhoe mining sites, and its indemnities and exemptions from liability may not be effective;

- Ivanhoe's prospects depend on its ability to attract and retain key personnel, and; certain directors of Ivanhoe are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver.

                                  LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe. As at the date hereof, the partners and associates of Goodmans, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in British Columbia and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities offered hereby. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. The securities legislation further provides a purchaser with remedies for rescission or, in some cases, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the Purchaser's province of residence. Purchasers should refer to any applicable provisions of the securities legislation of the Purchaser's province of residence for the particulars of these rights or consult with a legal adviser.

                   CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant who acquires a Common Share upon the exercise of the Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder will be entitled to rescission not only of the holder's exercise of their Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under section 131 of the Securities Act (British Columbia), or otherwise at law.

                        CERTIFICATE OF IVANHOE MINES LTD.

Dated: December 5, 2003

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities laws of the province of British Columbia and Ontario.

"Robert M, Friedland"                                    "Pierre Masse"

Chief Executive Officer                                  Chief Financial Officer

                       On behalf of the Board of Directors

"R. Edward Flood"                                        "David Huberman"

Director                                                 Director

[BCSC LOGO]                                     P. O. Box 10142, Pacific Centre
BRITISH COLUMBIA                                701 West Georgia Street
SECURITIES COMMISSION                           Vancouver, British Columbia
                                                V7Y 1L2 CANADA
SEDAR Electronic Correspondence                 Telephone: (604) 899-6500
                                                Fax:       (604)899-6506
                                                (BC only)  1-800-373-6393

                     IN THE MATTER OF NATIONAL POLICY 43-201
                        MUTUAL RELIANCE REVIEW SYSTEM FOR
                    PROSPECTUSES AND ANNUAL INFORMATION FORMS

                                       AND

                                IN THE MATTER OF

                               IVANHOE MINES LTD.

                                DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of BRITISH COLUMBIA, ALBERTA, SASKATCHEWAN, MANITOBA, ONTARIO, NEW BRUNSWICK, NOVA SCOTIA, PRINCE EDWARD ISLAND AND NEWFOUNDLAND AND LABRADOR have been issued for a preliminary SHORT FORM PROSPECTUS of the above issuer dated December 5, 2003

DATED at Vancouver, British Columbia on December 5, 2003.

                                                 Larry Wilkins
                                                 -------------------------------
                                                 Larry Wilkins, C.A.
                                                 Manager
                                                 Corporate Finance Branch

NOTE:

The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

                                                       SEDAR Project No.: 597256

[NOVASCOTIA LOGO]

                 SECURITIES   2nd Floor,            Bus: 902-424-7768
                              Joseph Howe Building  Fax: 902-424-4625
                 COMMISSION   1690 Hollis Street    Website: www.gov.ns.ca/nssc
                              P.O. Box 458
                              Halifax, Nova Scotia
                              B3J 2P8

                       IN THE MATTER OF THE SECURITIES ACT
                     R.S.N.S. 1989, CHAPTER 418, AS AMENDED

                                       AND

                                IN THE MATTER OF

                               IVANHOE MINES LTD.

Receipt for a Preliminary Short Form Prospectus dated DECEMBER 5, 2003 relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this 5th day of DECEMBER, 2003.

"Donna M, Gouthro"
-----------------------------------
j.wiliiam SLattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #597256

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the " U.S. Securities Act") or any state securities laws. Accordingly, such securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1 (telephone (604) 688-5755).

                        Preliminary SHORT Form Prospectus

New Issue                                                       December 5, 2003

                               IVANHOE MINES LTD.

                          U.S.$100,000,000 (Cdn.$---)
                                     UNITS

                        CONSISTING OF------COMMON SHARES
                                       AND
                            -------PURCHASE WARRANTS

This short form prospectus qualifies for distribution (the "Offering")---- units ("Units") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") at a price of Cdn.$--- (U,S.$---) per Unit. Each Unit consists of one common share in the capital of the Corporation ("Common Shares") and one-half of one Common Share purchase warrant ("Purchase Warrant"). Each full Purchase Warrant will entitle the holder to purchase one Common Share at a price of Cdn.$--- at any time until the date that is one year following the closing of the Offering and at a price of Cdn.$ --- at any time thereafter until the date that is two years following the closing of the Offering. See "Description of Purchase Warrants", The Common Shares and Purchase Warrants comprising the Units will separate immediately on the closing of the Offering.

                     PRICE: CDN.$---- (U.S.$----) PER UNIT

The offering price of the Units was determined by negotiation between Ivanhoe and HSBC Securities (Canada) Inc., Griffiths McBurney & Partners and CIBC World Markets Inc. (collectively, the "Underwriters").

                                                                                            Net Proceeds to
                              Price to the Public              Underwriters' Fee(2)       the Corporation (1)
                              -------------------              --------------------       -------------------
Per Unit (Cdn.$)..........            $ -                              $ -                        $  -

Total(Cdn.$)..............            $ -                              $ -                        $  -

Note:

(1) Before deducting expenses of this Offering, estimated to be approximately Cdn.$750,000 which will be paid from the net proceeds of the Offering.

         (2) Ivanhoe granted to the Underwriters an option (the "Underwriters' Option") to purchase Units equal to 15% of the Units sold pursuant to the Offering at a price per Unit equal to the offering price hereunder (the "Offering Price") to cover over-allotments, if any. The Underwriters' Option will be exercisable for a period of 30 days following the closing date of the Offering. Taking into account the exercise of the Underwriters' Option, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be Cdn, $---, Cdn.$--- and Cdn.$---- respectively. This prospectus qualifies the distribution of the Underwriters' Option, and the additional Units (Common Shares and Purchase Warrants) issuable upon the exercise of the Underwriters' Option. See "Plan of Distribution".

(3) On December 5, 2003, Ivanhoe filed with the securities commissions in each of British Columbia and Ontario a short form prospectus relating to the issuance of 5,760,000 units, each unit consisting of one Common Share and one Common Share purchase warrant, issuable upon the exercise or deemed exercise of 5,760,000 previously issued special warrants sold pursuant to (a) private placement of Special Warrants completed October 31, 2003. The aggregate net proceeds of the special warrant private placement were approximately U.S. $49,930,000 (approximately Cdn. $65,518,000). Each ten of those Common Share purchase warrants entitle the holder to purchase one Common Share at a price of U.S.$8.68 at any time on or before February 15. 2004.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by Ivanhoe and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Ivanhoe by Goodmans, Vancouver and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares and Purchase Warrants will be available for delivery at the closing of this Offering, which is expected to occur on or about December 19, 2003 (the "Closing Date") but in any event no later than ----. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares. See "Plan of Distribution". The Units will qualify as investments under certain statutes as described herein under the "Eligibility for Investment".

The Common Shares are traded on The Toronto Stock Exchange (the "TSX") and the Australian Stock Exchange under the symbol "IVN" and are quoted on the NASDAQ National Market ("Nasdaq") under the symbol "HUGO". The price of the Common Shares at the close of business on December 4, 2003 was Cdn.$l1.12 on the TSX and U.S.$8.46 on the Nasdaq.

The Corporation has applied to list the Common Shares and the Purchase Warrants to be distributed pursuant to the Offering, including the Common Shares issuable upon exercise of the Purchase Warrants, on the TSX. Listing of such Common Shares and Purchase Warrants will be subject to the Corporation fulfilling all the listing requirements of the TSX.

                                TABLE OF CONTENTS

                                                                           PAGE
ELIGIBILITY FOR INVESTMENT..............................................     3
FORWARD LOOKING STATEMENTS..............................................     4
CURRENCY AND EXCHANGE RATES.............................................     4
NAME AND INCORPORATION..................................................     6
SUMMARY DESCRIPTION OF THE BUSINESS.....................................     8
CONSOLIDATED CAPITALIZATION.............................................     9
DESCRIPTION OF SHARE CAPITAL............................................     9
DESCRIPTION OF PURCHASE WARRANTS........................................    10
PLAN OF DISTRIBUTION....................................................    11
USE OF PROCEEDS.........................................................    13
OTHER MATERIAL FACTS....................................................    14
RISK FACTORS............................................................    14
AUDITORS, TRANSFER AGENT AND REGISTRAR..................................    16
LEGAL MATTERS...........................................................    16
PURCHASERS' STATUTORY RIGHTS,...........................................    16
CERTIFICATE OF IVANHOE MINES LTD........................................    17
CERTIFICATE OF THE UNDERWRITERS.........................................    18

                           ELIGIBILITY FOR INVESTMENT

                  In accordance with legislation in effect at the date of this prospectus and subject to compliance with the prudent investment standards and general investment provisions and restrictions contained in the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment policies, standards, procedures or goals and in certain cases, subject to the filing of such policies, standards, procedures or goals with the appropriate regulatory authorities, the Units offered by this prospectus would not, if issued on the date hereof, be precluded as investments under the following statutes:

                  Insurance Companies Act (Canada)
                  Pension Benefits Standards Act, 1985 (Canada)
                  Trust and Loan Companies Act (Canada)
                  Financial Institutions Act (British Columbia)
                  Pension Benefits Standards Act (British Columbia) Insurance Act (Alberta)
                  Heritage Savings Trust Fund Act (Alberta)
                  Loan and Trust Corporations Act (Alberta)
                  Employment Pension Plans Act (Alberta)
                  The Insurance Act (Manitoba)
                  The Trustee Act (Manitoba)

                  The Pension Benefits Standards Act (Manitoba)
                  Pension Benefits Act (Ontario)
                  Loan and Trust Corporations Act (Ontario)

In the opinion of Goodmans, counsel to the Corporation, and Fasken Martineau DuMoulin LLP, counsel to the Underwriters, provided the Common Shares offered hereby are listed on a prescribed stock exchange (which currently includes the TSX), based on the law as of the date hereof the Common Shares and the Purchase Warrants constituting the Units would, if issued on the date hereof, be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans(collectively, "Registered Plans"). In the opinion of such counsel, based in part on a certificate of an officer of the Corporation, the Units would not as of the date hereof be considered foreign property under the Tax Act for trusts governed by Registered Plans.

                           FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in the documents incorporated by reference herein respecting reserves, resources, plans, objectives and future performance of Ivanhoe's business are forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, discussions about scoping studies and feasibility studies being performed on the Oyu Tolgoi Project (as defined below) and the use of proceeds of the Offering. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", or "continue" or the negative thereof or variations thereon or similar terminology. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity prices, unanticipated reserve and resource grades, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of government approvals, political risk and related economic risk, actual performance of plant, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference in this short form prospectus.

                           CURRENCY AND EXCHANGE RATES

In this short form prospectus, all references to "U.S.$" are to United States dollars and all references to "Cdn.$" are to Canadian dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

                          (Stated in Canadian dollars)

                                        NINE MONTHS
                                      ENDED SEPTEMBER
                                          30, 2003          YEAR ENDED DECEMBER 31
                                      ---------------  ------------------------------
                                                        2002        2001        2000
End of period                              1.3504      1.5796      1.5928      1.4995
High for the period                        1.5747      1.6184      1.6052      1.5601
Low for the period                         1.3342      1.5155      1.4901      1.4349
Average for the period                     1.4295      1.5703      1.5484      1.4859

The Bank of Canada noon buying rate on December 4, 2003 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.3122 (one Canadian dollar on that date equalled U.S.$0.7621).

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

         1.       Renewal Annual Information Form dated May 20, 2003 (the
                  "AIF").

         2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon and including the management's discussion and analysis of financial condition and results of operations ("MD&A") for such periods.

         3. Comparative unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2003 and 2002, together with MD&A for such periods.

         4. Management Information Circular dated April 15, 2003 prepared in connection with Ivanhoe's annual meeting of shareholders held on June 12, 2003 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices).

         5. Material Change Report dated February 26, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi gold and copper mineral project (the "Oyu Tolgoi Project") in Mongolia.

         6. Material Change Report dated August 7, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi Project, as amended by an Amended and Restated Material Change Report dated August 18, 2003.

         7. Material Change Report dated November 6, 2003 regarding the acquisition by Ivanhoe from BHP Minerals International Exploration Inc. ("BHP Exploration") of a 2% net smelter returns royalty over production from the Oyu Tolgoi Project.

         8. Material Change Report dated November 20, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi Project.

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commission or similar authority in each of the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR

SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH THE SECURITIES COMMISSION OF EACH OF THE PROVINCES OF CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe's North American headquarters are located at Suite 654,999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, YlA 2M9.

Subsidiaries

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at the date of this short form prospectus are set out in the following chart.

                                  [FLOWCHART]

Note: All subsidiaries are wholly-owned unless otherwise indicated. "BVI" means British Virgin Islands.

                       SUMMARY DESCRIPTION OF THE BUSINESS

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in and conducts operations on mineral resource properties in Mongolia, Myanmar, Australia, China and Kazakhstan, and holds interests through investments in mineral resource properties in Mongolia, China, South Korea and Vietnam. The Corporation has identified the Oyu Tolgoi Project, the Monywa copper project in Myanmar (the "Monywa Copper Project") and the Savage River iron ore mine in Tasmania, Australia (the "Savage River Project") as the mineral resource properties material to Ivanhoe. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi Project), China, Myanmar (other than the Monywa Copper Project), South Korea and Vietnam are not considered material. A brief description of the Oyu Tolgoi Project is set forth below. For a more detailed description of all of the Corporation's properties see "Item 3. General Development of the Business" and "Item 4. Narrative Description of Business" on pages 9 through 52 of Ivanhoe's AIF and the financial statements, MD&A and material change reports incorporated by reference in this short form prospectus.

SUMMARY OF OYU TOLGOI PROJECT

The Oyu Tolgoi Project is a copper and gold mineral exploration project located in the South Gobi region of Mongolia. Ivanhoe acquired its interest in the Oyu Tolgoi Project in 2001 from BHP Exploration pursuant to a May 2000 earn-in agreement. BHP Exploration retained a 2% net smelter returns royalty (the "BHP Royalty"). In November 2003, the Corporation agreed to purchase the BHP Royalty for U.S.$37,000,000.

Ivanhoe has identified four occurrences of copper and gold mineralization on the Oyu Tolgoi property, the Southwest Oyu, Central Oyu, South Oyu and Hugo Dummet deposits. The Corporation has completed a series of substantial drilling programs to define the nature and extent of the mineralization in these deposits and has, to date, identified quantities of inferred mineral resources at all four deposits and indicated mineral resources at the Southwest Oyu deposit.

The Corporation continues to drill the property in order to better define the nature and extent of the mineralization to date on the property, particularly at the Hugo Dummet deposit, and to upgrade the previously identified inferred resources to the measured and indicated categories. The Corporation is also carrying out a scoping study on the project, which is expected to be completed in January 2004 and investigating opportunities to establish new infrastructure or improve existing infrastructure necessary to support potential mine development and production.

The Corporation is in the process of negotiating a broadly-based, legally authorized global stability or concession agreement with the Government of Mongolia, the purpose of which is to maintain and/or enhance, for the Corporation's benefit, the Mongolian tax, fiscal and commercial environment over the life of the Oyu Tolgoi Project. The agreement is expected to address a range of matters including the following: project tax rates, confirmation of appropriate mining, land, license and infrastructure tenure necessary to carry out all exploration, mining, milling, processing, including smelting and refining, metallurgy and related activities over the life of the project, water resources and long term water rights, energy and transportation matters and approvals, labour and staffing requirements, mineral royalties, environmental protection requirements, assurances in connection with the Corporation's long term right to sell and export products from the project at international market prices, the right and entitlement to receive and dispose of hard currency income derived from such sale or export, reduction of, or exemption from, import and export duties, favourable bilateral border and customs matters, project duration, investor protection including matters relating to the purpose, amount and term of the investor's investment and dispute resolution mechanisms. As part of these negotiations, the parties are discussing an advance by the Corporation to the Government of up to US$50 million on a basis to be negotiated, which may involve a prepayment of certain royalties and taxes that would otherwise accrue and become payable to the Government during the production phase of the project, a loan or some other basis. See "Use of Proceeds". There can be no assurance that the negotiations with respect to the stability agreement will be successful nor that the terms and conditions of the stability agreement will, in all events, be favourable to the Corporation.

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe's capitalization since December 31, 2002. The following table should be read in conjunction with Ivanhoe's comparative consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 and the notes that accompany them.

                                                       As at              As at                 As at
                                                  December 31,2002    October 31, 2003     October 31, 2003
                                                       actual             actual            as adjusted(1)
                                                                        (unaudited)          (unaudited)
                                                                      (in U.S.$000's)
Loans Payable to Related Parties                     $   5,088          $   5,088             $   5,088
Long-term Debt (including current portion)                                 23,414                23,414
Shareholders' Equity                                                            -
Share Capital
    Common Shares                                      522,199            612,233               708,233
    Special Warrants                                    26,516             49,975                49,975
    Additional Paid-in Capital                           1,508              1,193(2)              1,193
    Contributed Surplus (arising from stock-             3,520              3,495(2)              3,495
    based compensation)
    Accumulated Deficit                               (364,751)          (422,332)             (422,322)
                                                     ---------          ---------             ---------
Total Consolidated Capitalization                    $ 223,380          $ 273,066             $ 369,066
                                                     =========          =========             =========

(1) The adjusted figures as at October 31, 2003 give effect to the issue of the - Units for gross proceeds of U.S.$100,000,000 (Cdn.$-) and reflect estimated expenses of the Offering amounting to approximately Cdn.$750,000 (approximately U.S.$570,000). No amount of the gross proceeds has been allocated to the Purchase Warrants.

(2)      Represents an estimate.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). As of the date of this short form prospectus, there are 249,588,819 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe's articles of continuance, Ivanhoe's by-laws and in the Yukon Business Corporations Act, and its regulations.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders. The holders of Common Shares may appoint a proxy in accordance with Ivanhoe's by-laws. The holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Yukon Business Corporations Act nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except that the directors of the Corporation are empowered to attach to any series of voting rights relating to the election of directors on a default in payment of dividends.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; (v) voting rights and restrictions; and (vi) restrictions on transfer.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.

                        DESCRIPTION OF PURCHASE WARRANTS

The Purchase Warrants will be issued in registered form under a warrant indenture (the "Purchase Warrant Indenture") between the Corporation and CIBC Mellon Trust Company, in its capacity as the warrant trustee. The principal office of CIBC Mellon Trust Company in Vancouver, British Columbia and Toronto, Ontario will be the location at which the Purchase Warrants may be surrendered for exercise, transfer or exchange.

The Purchase Warrants will survive for a term of two years following the closing of the Offering. Each Unit issued hereunder will include one half of one Purchase Warrants. Each full Purchase Warrant will entitle the holder to purchase one Common Share at a price of Cdn.$- at any time until the date that is one year following the closing of the Offering and at a price of Cdn.$- at any time thereafter until the date that is two years following the closing of the Offering.

The Common Shares underlying the Purchase Warrants, when issued upon exercise of the Purchase Warrants, will be fully paid and non-assessable. The Corporation is not required to issue fractional Common Shares upon the exercise of Purchase Warrants and a holder of Purchase Warrants may not exercise less than one full Purchase Warrant at any time. A holder of Purchase Warrants will not possess any rights as a shareholder of the Corporation until he or she exercises the Purchase Warrants and acquires Common Shares.

Purchase Warrants may be exercised upon surrender of the warrant certificate on or before the expiry date of the Purchase Warrants at the principal office of CIBC Mellon Trust Company in Vancouver, British Columbia and Toronto, Ontario, with the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by money order, wire transfer, bank draft or certified cheque payable to the order of "Ivanhoe Mines Ltd.") for the number of Common Shares with respect to which the Purchase Warrants are being exercised.

The Purchase Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Purchase Warrants and/or the exercise price per Common Share in the event of: (i) the subdivision or consolidation of the Common Shares or issuance of a stock dividend on the Common Shares or other distribution of Common Shares or securities convertible into Common Shares (other than a "dividend paid in the ordinary course", as defined in the Purchase Warrant Indenture); (ii) the issuance of rights, options or warrants to purchase Common Shares or securities convertible into Common Shares at less than 95% of the "current market price" (as defined in the Purchase Warrant Indenture) of the Common Shares; and (iii) the distribution to all or substantially all the holders of Common Shares of shares of any other class or of rights, options or warrants (other than those referred to in (ii), above) to acquire Common Shares or securities convertible into Common Shares or property or other assets of the Corporation or of evidences of indebtedness or of assets (other than a "dividend paid in the ordinary course", as defined in the Purchase Warrant Indenture). The Purchase Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Purchase Warrants and/or exercise price per security in the event of: (i) any reclassification of the Common Shares; (ii) an amalgamation, merger or consolidation of the Corporation with another entity; or (iii) the transfer of all or substantially all of the assets of the Corporation.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Purchase Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a share. Holders of Purchase Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have. The rights of the holders of Purchase Warrants will be subject to modification by "extraordinary resolution", which will be defined in the Purchase Warrant Indenture as a resolution either passed at a meeting of the holders of Purchase Warrants by holders of not less than 66% of the Purchase Warrants represented at the meeting or adopted by instruments in writing signed by the holders of not less than 66% of all Purchase Warrants then outstanding.

Subject to certain exceptions, the Purchase Warrants may not be exercised within the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) and no certificate evidencing any Common Share issuable upon the exercise of a Purchase Warrant will be delivered to any address in the United States. See "Plan of Distribution".

The foregoing discussion of the material terms and provisions of the Purchase Warrants is qualified in its entirety by reference to the detailed provisions of the Purchase Warrant Indenture, a copy of which may be obtained by contacting the Corporation.

                              PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of December -, 2003 between the Corporation and the Underwriters, as underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase on or about December 19, 2003 or in any event not later than -, - Units at a price of Cdn.$- (U.S.$-) per Unit payable in cash against delivery of certificates representing the Common Shares and Purchase Warrants. Each Unit consists of one Common Share and one half of one Purchase Warrant. The total consideration of the Offering will be U.S.$100,000,000. The Corporation also granted to the Underwriters an option (the "Underwriter's Option") to purchase up to 15% of the Units issuable hereunder at the Offering Price, exercisable at any time prior to 30 days following the closing date of the Offering to cover over-allotments, if any. This short form prospectus qualifies the distribution of the Underwriters' Option and the additional Units (Common Shares and Purchase Warrants) issuable upon the exercise of the Underwriter's Option. The Offering Price was determined by negotiation between Ivanhoe and the Underwriters. The Underwriting Agreement states that the Corporation will pay to the Underwriters a fee equal to Cdn.$- (U.S.$-) per Unit (4% of the issue price) in consideration of services rendered by them in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated on the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units offered hereby if any are purchased under the Underwriting Agreement.

The Corporation has agreed to indemnify the Underwriters and their broker/dealer affiliates against certain liabilities, including liabilities under the United States securities laws and under Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Ivanhoe has agreed not to issue or enter into an agreement to issue any Common Shares or any securities convertible into or exchangeable for Common Shares without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, until the date which is - days after the closing of the Offering, except pursuant to: (i) the grant or exercise of stock options and other similar issuances pursuant to Ivanhoe's equity incentive plan and other compensation arrangements; (ii) the exercise or conversion of outstanding warrants and special warrants; (iii) obligations in respect of existing mineral property agreements, and (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business.

The Corporation has applied to list the Common Shares and the Purchase Warrants to be distributed pursuant to the Offering, including the Common Shares issuable upon exercise of the Purchase Warrants, on the TSX. Listing of the Common Shares and Purchase Warrants on the TSX will be subject to the Corporation fulfilling all listing requirements of the TSX, including in the case of the Purchase Warrants prescribed distribution requirements.

Pursuant to policies of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stablization and passive market marking activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Corporation has been advised that, in connection with the offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Such a transaction would not occur in Australia.

U.S. SALES

The Units, the Common Shares, the Purchase Warrants and the Common Shares issuable upon exercise of the Purchase Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Units in transactions that comply with exemptions from registration under the U.S. Securities Act and applicable state securities laws.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy, any of the Units in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Units as part of their distribution. The Underwriters have further agreed that all offers and sales of the Units will be made in compliance with Rule 903 or 904 of Regulation S under the U.S. Securities Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each dealer, or other person who is receiving a selling concession, fee or other remuneration in respect of the Units to which they sell, a confirmation or other notice setting forth the restrictions on offers and sales of the Units within the United States or to or for the account or benefit of, U.S. persons. Common Shares comprised in the Units and Common Shares acquired upon exercise of the Purchase Warrants may be resold on the TSX pursuant to Rule 904 of Regulation S under the U.S. Securities Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is in the United States, or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Common Shares or Purchase Warrants comprised in the Units within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption under the U.S. Securities Act.

The Purchase Warrants will not be exercisable in the United States or by or on behalf of a U.S. person unless an exemption from the registration requirements under the U.S. Securities Act and any applicable state securities law is available, and the Corporation has received an opinion of counsel to such effect, provided however, that an institutional accredited investor that was the original purchaser of Units in the offering in the United States will not be required to deliver an opinion letter in connection with the exercise of Purchase Warrants that were part of those Units.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

AUSTRALIAN SALES

The Units, the Common Shares, the Purchase Warrants and the Common Shares acquirable upon exercise of the Purchase Warrants will not have been issued under an Australian disclosure document and, subject to certain exceptions, may not be sold or offered for sale in Australia within 12 months after the issue of the Units. Ivanhoe may, if it deems it necessary, issue an Australian prospectus in relation to Common Shares at or after the time of issue of the Common Shares but before any on-sale of the Common Shares in Australia. Each Underwriter has agreed that it will not offer any of the Common Shares or Purchase Warrants for sale in Australia within 12 months after their issue, except as may be permitted under Australian securities laws.

                                 USE OF PROCEEDS

On October 31, 2003, Ivanhoe completed a private placement of special warrants (the "Special Warrant Private Placement"). See "Other Material Facts". The aggregate net proceeds of the Special Warrant Private Placement were approximately U.S.$49,930,000 (approximately Cdn.$65,518,000). The aggregate net proceeds received by Ivanhoe from the sale of the Units pursuant to this Offering (excluding the sale of any Units to be issued on the exercise of the Underwriters' Option), after deducting the Underwriters' fee and payment of expenses of the Offering, including preparation of this short form prospectus, estimated to be Cdn.$750,000 (approximately U.S.$570,000) will be approximately U.S.$95,430,000. Ivanhoe intends to allocate the combined net proceeds of this Offering and the Special Warrant Private Placement as follows:

USE OF PROCEEDS                                                AMOUNT
----------------                                         ------------------
payment of the purchase price for the BHP
Royalty(1)                                               U.S.$   37,000,000
exploration and development expenditures on
the Oyu Tolgoi Project and elsewhere in

                                       14

Mongolia(2)                                              U.S.$   50,000,000
general and administrative expenditures (2)              U.S.$    8,360,000
working capital(3)                                       U.S.$   50,000,000
                                                         ------------------
Total                                                    U.S.$ 145,360,000
                                                         ==================

Notes:

(1)      U.S. $17 million was paid to BHP Exploration in November 2003.

(2) The Corporation anticipates incurring these expenditures through the third quarter of 2004, subject to finalization of project expenditure budgets for the entire 2004 fiscal year and to the results and recommendations of a scoping study on the Oyu Tolgoi Project which is expected to be completed in early 2004. Ivanhoe plans to use existing financial resources to cover expenditures on projects outside Mongolia.

(3) As part of the Corporation's ongoing negotiations with the Government of Mongolia respecting a stability agreement for the Oyu Tolgoi Project, the Corporation and the Government are also discussing an advance by the Corporation to the Government of up to US$50 million on a basis to be negotiated, which may involve a prepayment of certain royalties and taxes that would otherwise become payable to the Government during the production phase of the project, a loan or some other basis. See "Summary Description of the Business - Summary of Oyu Tolgoi Project". If and when an agreement respecting such an advance is reached, the Corporation may use up to U.S.$50 million from the proceeds of the Offering, currently allocated as working capital, to the Government to fund the advance. There can be no assurance that the negotiations with respect to the stability agreement will be successful nor that the terms and conditions of the stability agreement will, in all events, be favourable to the Corporation.

                              OTHER MATERIAL FACTS

On December 5, 2003, Ivanhoe filed with the securities commissions in each of British Columbia and Ontario a short form prospectus relating to the issuance of 5,760,000 units, each unit consisting of one Common Share and one Common Share purchase warrant, issuable upon the exercise or deemed exercise of 5,760,000 previously issued special warrants sold pursuant to the Special Warrant Private Placement. Each ten of those Common Share purchase warrants entitle the holder to purchase one Common Share at a price of U.S.$8.68 at any time on or before February 15, 2004.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4. Narrative Description of Business - Risk Factors" on pages 54 through 63 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus. These risk factors include:

- Ivanhoe's business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy;

- future amendments to Mongolian laws could weaken, shorten or curtail Ivanhoe's mineral exploration rights or make it more difficult or expensive to obtain mining rights and carry out mining;

- the mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established;

- lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility;

- Ivanhoe's exploration licenses could expire before Ivanhoe is ready or able to obtain a mining license;

- economic sanctions imposed by the United States and Canada against Myanmar may adversely affect the Monywa Copper Project;

-        Ivanhoe faces geotechnical and development risks at the Monywa Copper
         Project;

- there can be no assurance that Ivanhoe will be capable of raising the additional funding that it needs to carry out its development and exploration objectives;

- Ivanhoe has a limited customer base for its products and needs to secure additional markets;

- the Savage River Project is dependent on older process facilities and pipeline operations which may be prone to failure or breakdown;

- there is a risk of long term decline in pellet grade at the Savage River Project;

- the pit wall of the Savage River pit requires additional work to ensure its stability;

- there can be no assurance that the interest held by Ivanhoe in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe and entities owned or controlled by foreign governments will not be unilaterally altered or revoked;

- competition for new mining properties by larger, more established companies may prevent Ivanhoe from acquiring interests in additional properties or mining operations;

- Ivanhoe has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows;

- a substantial portion of Ivanhoe's operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits;

- mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of Ivanhoe;

- calculation of reserves and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined;

- fluctuations in currency exchange rates may adversely affect ABM's financial position and results of operations;

- the indebtedness on the Monywa Copper Project is subject to floating interest rates;

- the Monywa Copper Project is not in full compliance with certain covenants under its principal project financing agreement;

-        metal prices are volatile;

- Ivanhoe is exposed to risks of changing political stability and government regulation in the countries in which it operates;

- Ivanhoe is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Ivanhoe;

- previous mining operations may have caused environmental damage at Ivanhoe mining sites, and its indemnities and exemptions from liability may not be effective;

- Ivanhoe's prospects depend on its ability to attract and retain key personnel, and; certain directors of Ivanhoe are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

 The auditors of Ivanhoe are Detoitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Corporation at its principal offices in Vancouver.

                                  LEGAL MATTERS

 Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe and by Fasken Martineau DuMoulin LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Goodmans, as a group, and the partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

 Securities legislation in the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities offered hereby. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereof. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal adviser.

                        CERTIFICATE OF IVANHOE MINES LTD.

Dated: December 5, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities legislation of the province of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

    (signed) Robert M. Friedland                 (signed) Pierre Masse

    Chief Executive Officer                      Chief Financial Officer

                       On behalf of the Board of Directors

    (signed) R. Edward Flood                     (signed) David Huberman

             Director                                     Director

                         CERTIFICATE OF THE UNDERWRITERS

Dated: December 5, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities legislation of the province of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

HSBC SECURITIES (CANADA) INC.   GRIFFITHS MCBURNEY & PARTNERS   CIBC WORLD MARKETS INC.
(signed) Jeffrey B. Allsop      (signed) Eugene McBurney        (signed) David A. Scott

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, such securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Private Placement and Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654, 999
Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                             Short Form Prospectus
New Issue
                                                               December 17, 2003

                               IVANHOE MINES LTD.
                                 U.S.$49,996,800

          5,760,000 COMMON SHARES AND 5,760,000 SHARE PURCHASE WARRANTS TO BE ISSUED UPON THE EXERCISE OF 5,760,000 SPECIAL WARRANTS

This short form prospectus qualifies for distribution 5,760,000 common shares ("Common Shares") and 5,760,000 share purchase warrants ("Purchase Warrants") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") to be issued upon the exercise of 5,760,000 special warrants (the "Special Warrants") of Ivanhoe (the "Offering"). Each ten (10) Purchase Warrants entitles the holder to acquire one
(1) Common Share at a price of U.S.$8.68 at any time on or before February 15, 2004. The Special Warrants were issued on October 31, 2003 pursuant to subscription agreements (the "Subscription Agreements") between Ivanhoe and institutional investors (the "Purchasers") at a price of U.S.$8.68 per Special Warrant. The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchasers. Ivanhoe sold the Special Warrants directly to the Purchasers without use of an agent or underwriter pursuant to registration and prospectus exemptions under applicable securities legislation. See "Private Placement and Plan of Distribution".

NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF, OR HAS REVIEWED THE CONTENTS OF, THIS SHORT FORM PROSPECTUS.

Subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share and one Purchase Warrant, at no additional cost, at any time until 5:00 p.m. (Vancouver time) on the fifth business day after the earlier of (the "Expiry Time"): (i) the date on which a final receipt for this prospectus has been issued by the British Columbia Securities Commission and the Ontario Securities Commission (the "Qualification Date"); and (ii) the four month anniversary of the date of issuance of the Special Warrants. Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Ivanhoe paid to CIBC World Markets Inc. consideration equal to U.S.$1,000,000 for corporate advice, including assistance in respect of the Offering. The fee was equal to 2% of the gross proceeds of the Offering, and was paid by Ivanhoe to CIBC World Markets Inc. through the issue of 115,207 Common Shares at a deemed price of U.S.$8.68 per Common Share. Ivanhoe will pay no fee or commission in connection with the issuance of the Common Shares and Purchase Warrants on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe. See "Private Placement and Plan of Distribution".

Each Purchaser has represented and warranted in its Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares and Purchase Warrants to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that any of the Purchasers have any different investment intent in respect of the Special Warrants and their underlying Common Shares and Purchase Warrants than that represented in the Subscription Agreements.

The Common Shares are traded on the Toronto Stock Exchange (the "TSX") and the Australian Stock Exchange under the symbol "IVN" and are quoted on the NASDAQ National Market ("Nasdaq") under the symbol "HUGO". The price of the Common Shares at the close of business on December 15, 2003 was Cdn.$10.00 on the TSX.

The TSX has approved for listing the Common Shares issuable upon exercise of the Special Warrants (including the Common Shares issuable upon exercise of the Purchase Warrants).

                               TABLE OF CONTENTS

                                                                                                                 PAGE
FORWARD LOOKING STATEMENTS......................................................................................  3
CURRENCY AND EXCHANGE RATES.....................................................................................  3
DOCUMENTS INCORPORATED BY REFERENCE.............................................................................  4
NAME AND INCORPORATION..........................................................................................  5
SUMMARY DESCRIPTION OF THE BUSINESS.............................................................................  7
CONSOLIDATED CAPITALIZATION.....................................................................................  8
DESCRIPTION OF SHARE CAPITAL....................................................................................  8
DESCRIPTION OF PURCHASE WARRANTS................................................................................  9
PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION...................................................................... 10
USE OF PROCEEDS................................................................................................. 11
OTHER FINANCIAL INFORMATION..................................................................................... 12
OTHER MATERIAL FACTS............................................................................................ 12
RISK FACTORS.................................................................................................... 12
AUDITORS, TRANSFER AGENT AND REGISTRAR.......................................................................... 14
LEGAL MATTERS................................................................................................... 14
PURCHASERS' STATUTORY RIGHTS.................................................................................... 14
CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION..................................................................... 14
CERTIFICATE OF IVANHOE MINES LTD................................................................................ 15
CONSENT OF DELOITTE AND TOUCHE LLP.............................................................................. 16

                           FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in the documents incorporated by reference herein respecting reserves, resources, plans, objectives and future performance of Ivanhoe's business are forward-looking statements including, without limitation, discussions about scoping studies and feasibility studies being performed on the Oyu Tolgoi Project (as defined below) and the use of proceeds of the Offering. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", or "continue" or the negative thereof or variations thereon or similar terminology. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity prices, unanticipated reserve and resource grades, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of government approvals, political risk and related economic risk, actual performance of plant, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference in this short form prospectus. See also "RISK FACTORS".

                          CURRENCY AND EXCHANGE RATES

In this short form prospectus, all references to "U.S.$" are to United States dollars and all references to "Cdn.$" are to Canadian dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

                          (Stated in Canadian dollars)

                           NINE MONTHS ENDED
                               SEPTEMBER
                               30, 2003                 YEAR ENDED DECEMBER 31
                           ----------------   ----------------------------------------
                                                     2002       2001          2000
End of period                  1.3504               1.5796     1.5928        1.4995
High for the period            1.5747               1.6184     1.6052        1.5601
Low for the period             1.3342               1.5155     1.4901        1.4349
Average for the period         1.4295               1.5703     1.5484        1.4859

The Bank of Canada noon buying rate on December 15, 2003 for the purchase of one United States dollar using Canadian dollars was Cdn.$l.3183 (one Canadian dollar on that date equalled U.S.$0.7586).

                      DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1. Renewal Annual Information Form dated May 20, 2003 (the "AIF").

2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon and including the management's discussion and analysis of financial condition and results of operations ("MD&A") for such periods;

3. Comparative unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2003 and 2002, together with the MD&A for such periods.

4. Management Information Circular dated April 15, 2003 prepared in connection with Ivanhoe's annual meeting of shareholders held on June 12, 2003 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices).

5. Material Change Report dated March 7, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi gold and copper mineral project (the "Oyu Tolgoi Project") in Mongolia.

6. Material Change Report dated July 31, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi Project, as amended by an Amended and Restated Material Change Report dated August 18, 2003.

7. Material Change Report dated November 6, 2003 regarding the acquisition by Ivanhoe from BHP Minerals International Exploration Inc. ("BMP Exploration") of a 2% net smelter returns royalty over production from the Oyu Tolgoi Project.

8. Material Change Report dated November 20, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi Project.

9. Material Change Report dated December 12, 2003 regarding a prospectus offering of the Corporation dated December 12, 2003 (the "Unit Offering").

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commission or similar authority in each of the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH THE SECURITIES COMMISSION OF EACH OF THE PROVINCES OF CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value (the "Preferred Shares"). In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe's North American headquarters are located at Suite 654,999 Canada
Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, YlA 2M9.

SUBSIDIARIES

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at the date of this short form prospectus are set out in the following chart.

                       [FLOW CHART OF IVANHOE MINES LTD.]

Note: All subsidiaries are wholly-owned unless otherwise indicated. "BVI" means British Virgin Islands.

                      SUMMARY DESCRIPTION OF THE BUSINESS

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in and conducts operations on mineral resource properties in Mongolia, Myanmar, Australia, China and Kazakhstan, and holds interests through investments in mineral resource properties in Mongolia, China, South Korea and Vietnam. The Corporation has identified the Oyu Tolgoi Project in Mongolia, the Monywa copper project in Myanmar (the "Monywa Copper Project") and the Savage River iron ore mine in Tasmania, Australia (the "Savage River Project") as the mineral resource properties material to Ivanhoe. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi Project), China, Myanmar (other than the Monywa Copper Project), South Korea and Vietnam are not considered material. A brief description of the Oyu Tolgoi Project is set forth below. For a more detailed description of all of the Corporation's properties see "Item 3. General Development of the Business" and "Item 4. Narrative Description of Business" on pages 9 through 52 of Ivanhoe's AIF and the financial statements, MD&A and material change reports incorporated by reference in this short form prospectus.

SUMMARY OF OYU TOLGOI PROJECT

The Oyu Tolgoi Project is a copper and gold mineral exploration project located in the South Gobi region of Mongolia. Ivanhoe acquired its interest in the Oyu Tolgoi Project in 2001 from BHP Exploration pursuant to a May 2000 earn-in agreement. BHP Exploration retained a 2% net smelter returns royalty (the "BHP Royalty"). In November 2003, the Corporation agreed to purchase the BHP Royalty for U.S.$37,000,000.

Ivanhoe has identified four occurrences of copper and gold mineralization on the Oyu Tolgoi property, the Southwest Oyu, Central Oyu, South Oyu and Hugo Dummett deposits. The Corporation has completed a series of substantial drilling programs to define the nature and extent of the mineralization in these deposits and has, to date, identified quantities of inferred mineral resources at all four deposits and indicated mineral resources at the Southwest Oyu deposit.

The Corporation continues to drill the property in order to better define the nature and extent of the mineralization to date on the property, particularly at the Hugo Dummett deposit, and to upgrade the previously identified inferred resources to the measured and indicated categories. The Corporation is also carrying out a scoping study on the project, which is expected to be completed in January 2004 and is investigating opportunities to establish new infrastructure or improve existing infrastructure necessary to support potential mine development and production.

The Corporation is in the process of negotiating a broadly-based, legally authorized global stability or concession agreement with the Government of Mongolia, the purpose of which is to maintain and/or enhance, for the Corporation's benefit, the Mongolian tax, fiscal and commercial environment over the life of the Oyu Tolgoi Project. The agreement is expected to address a range of matters including the following: project tax rates, confirmation of appropriate mining, land, license and infrastructure tenure necessary to carry out all exploration, mining, milling, processing, including smelting and refining, metallurgy and related activities over the life of the project, water resources and long term water rights, energy and transportation matters and approvals, labour and staffing requirements, mineral royalties, environmental protection requirements, assurances in connection with the Corporation's long term right to sell and export products from the project at international market prices, the right and entitlement to receive and dispose of hard currency income derived from such sale or export, reduction of, or exemption from, import and export duties, favourable bilateral border and customs matters, project duration, investor protection including matters relating to the purpose, amount and term of the investor's investment and dispute resolution mechanisms. As part of these negotiations, the parties are discussing an advance by the Corporation to the Government of up to U.S.$50 million on a basis to be negotiated, which may involve a prepayment or purchase of certain royalties and/or taxes that would otherwise accrue and become payable to the Government during the production phase of the project, a loan or on some other basis. See "Use of Proceeds". There can be no assurance that the negotiations with respect to the stability agreement will be successful or that the terms and conditions of the stability agreement will, in all events, be favourable to the Corporation.

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe's capitalization since December 31, 2002. The following table should be read in conjunction with Ivanhoe's comparative consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 and the notes that accompany them.

                                                        As at                   As at                      As at
                                                  December 31, 2002        October 31, 2003           October 31, 2003
                                                  -----------------        ----------------           ----------------
                                                        actual                  actual                 as adjusted(1)
                                                                              (unaudited)                (unaudited)
                                                                           (in U.S.$000's)
Loans Payable to Related Parties                    $     5,088             $      5,088               $     5,088
Long-term Debt (including current portion)               29,300                   23,414                    23,414
Shareholders' Equity
   Share Capital

     Common Shares                                      522,199                  612,233                   706,635(2)
   Special Warrants                                      26,516                   49,930                    49,930
   Additional Paid-in Capital                             1,508                    1,193(2)                  1,193(2)
   Contributed Surplus (arising from stock-               3,520                    3,495(2)                  3,495(2)
   based compensation)
   Accumulated Deficit                                 (364,751)                (422,332)(2)              (422,332)(2)
                                                    -----------             ------------                ----------
Total Consolidated Capitalization                   $   223,380             $    273,021                   367,423
                                                    ===========             ============                ==========

(l) The adjusted figures as at October 31, 2003 give effect to the issue of the units under the Unit Offering for gross proceeds of Cdn.$131,250,000 (approximately U.S.$99,447,000) and reflect estimated expenses of the Unit Offering amounting to approximately Cdn.$750,000 (approximately U.S.$570,000). No amount of the gross proceeds has been allocated to the Purchase Warrants.

(2) Represents an estimate.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of the date of this short form prospectus, there are 249,583,819 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivaohoe's articles of continuance, Ivanhoe's by-laws and in the Yukon Business Corporations Act, and its regulations.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately or as a class or series. The holders of Common Shares may appoint a proxy in accordance with Ivanhoe's by-laws and the Yukon Business Corporations Act. Subject to the prior right of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Yukon Business Corporations Act nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except those voting rights which attach to any series of Preferred Shares as determined by the directors of the Corporation from time to time.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.

   DESCRIPTION OF PURCHASE WARRANTS

The Purchase Warrants are issuable in registered form under a warrant indenture (the "Purchase Warrant Indenture") between the Corporation and CIBC Mellon Trust Company, in its capacity as the warrant trustee. The principal office of CIBC Mellon Trust Company in Vancouver, British Columbia is the location at which the Purchase Warrants may be surrendered for exercise, transfer or exchange.

The Purchase Warrants survive until February 15, 2004. Each ten (10) Purchase Warrants entitle the holder to purchase one Common Share at a price of U.S.$8.68 at any time on or prior to the expiry date of the Purchase Warrants.

The Common Shares underlying the Purchase Warrants, when issued upon exercise of the Purchase Warrants, will be fully paid and non-assessable. The Corporation is not required to issue fractional Common Shares upon the exercise of Purchase Warrants and a holder of Purchase Warrants may not exercise less than ten Purchase Warrants at any time. A holder of Purchase Warrants will not possess any rights as a shareholder of the Corporation until he or she exercises the Purchase Warrants and acquires Common Shares.

Purchase Warrants may be exercised upon surrender of the warrant certificate on or before the expiry date of the Purchase Warrants at the principal office of CIBC Mellon Trust Company in Vancouver, British Columbia, with the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by bank draft or certified cheque payable to the order of "Ivanhoe Mines Ltd.") for the number of Common Shares with respect to which the Purchase Warrants are being exercised.

The Purchase Warrant Indenture includes a provision in which the rights attached to the Purchase Warrant may be modified to the extent necessary to comply with the rules of the Australian Stock Exchange. The Purchase Warrant Indenture has been reviewed by the Australian Stock Exchange who have not required any amendments to the terms of the Purchase Warrants. Nevertheless, to the extent the rules or policies of the Australian Stock Exchange change in the future, such changes may result in amendments to the terms of the Warrants.

The Purchase Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Purchase Warrants and/or the exercise price per Common Share in the event of: (i) the subdivision or consolidation of the Common Shares or issuance of a stock dividend on the Common Shares or other distribution of Common Shares or securities convertible into Common Shares (other than a "dividend paid in the ordinary course", as defined in the Purchase Warrant Indenture); (ii) the issuance of rights, options or warrants to purchase Common Shares or securities convertible into Common Shares at less than 95% of the "current market price" (as defined in the Purchase Warrant Indenture) of the Common Shares; and (iii) the distribution to all or substantially all the holders of Common Shares of shares of any other class or of rights, options or warrants (other than those referred to in (ii), above) to acquire Common Shares or securities convertible into Common Shares or property or other assets of the Corporation or of evidences of indebtedness or of assets. The Purchase Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Purchase Warrants and/or exercise price per security in the event of: (i) any reclassification of the Common Shares; (ii) an amalgamation, merger, consolidation or other business combination of the Corporation with another entity; or (iii) the transfer of all or substantially all of the assets of the Corporation.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Purchase Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1%. Holders of Purchase Warrants do not have any voting or pre emptive rights or any other rights which a holder of Common Shares has. The rights of the holders of Purchase Warrants are subject to modification by "extraordinary resolution", which is defined in the Purchase Warrant Indenture as a resolution either passed at a meeting of the holders of Purchase Warrants by holders of not less than 66% of the Purchase Warrants represented at the meeting or adopted by instruments in writing signed by the holders of not less than 66% of all Purchase Warrants then outstanding.

Subject to certain exceptions, the Purchase Warrants may not be exercised within the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) and no certificate evidencing any Common Share issuable upon the exercise of a Purchase Warrant will be delivered to any address in the United States. See "Plan of Distribution".

The foregoing discussion of the material terms and provisions of the Purchase Warrants is qualified in its entirety by reference to the detailed provisions of the Purchase Warrant Indenture, a copy of which may be obtained by contacting the Corporation.

 PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

The Special Warrants were issued pursuant to the Offering at a price of U.S.$8.68 per Special Warrant. The Offering closed on October 31, 2003. The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchasers. Ivanhoe sold the Special Warrants directly to the Purchasers pursuant to registration and prospectus exemptions under applicable securities legislation. Ivanhoe paid to CIBC World Markets Inc. consideration equal to U.S.$1,000,000 for corporate advice, including assistance in respect of the Offering. The fee was equal to 2% of the gross proceeds of the Offering, and was paid by Ivanhoe to CIBC World Markets Inc. through the issue of 115,207 Common Shares at a deemed price of U.S.$8.68 per Common Share. No fees or commissions will be payable by Ivanhoe in connection with the issuance of the Common Shares or Purchase Warrants on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe.

The Special Warrants may be exchanged or exercised at any time after their issuance, subject to the terms and conditions of the special warrant indenture dated October 31, 2003 (the "Special Warrant Indenture") between Ivanhoe and CIBC Mellon Trust Company. According to the Special Warrant Indenture, subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share and one Purchase Warrant, at no additional cost, at any time until the Expiry Time. Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Each Purchaser has represented and warranted in its Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that any of the Purchasers has any different investment intent in respect of the Special Warrants and the underlying Common Shares than that represented in the Subscription Agreements.

This prospectus is being filed in British Columbia and Ontario to qualify the distribution of the Common Shares and Purchase Warrants to be issued upon the exercise of the Special Warrants. Common Shares and Purchase Warrants issued to holders of the Special Warrants prior to issuance of a receipt for this prospectus may be subject to resale restrictions under applicable securities legislation.

The TSX has approved for listing the Common Shares issuable upon the exercise of the Special Warrants and the Common Shares issuable upon the exercise, if any, of the Purchase Warrants.

The Special Warrants, the Common Shares issuable upon exercise of the Special Warrants, the Purchase Warrants and the Common Shares issuable upon the exercise, if any, of the Purchase Warrants have not been registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Ivanhoe has no plans to register any such securities under the U.S. Securities Act.

                                 USE OF PROCEEDS

On December 12, 2003, Ivanhoe filed a short form prospectus in respect of the Unit Offering. See "Other Material Facts". The aggregate net proceeds of the Unit Offering are anticipated to be approximately U.S.$94,402,000. The aggregate net proceeds received by Ivanhoe from the sale of the Special Warrants pursuant to this Offering, after deducting expenses of the Offering, including preparation of this short form prospectus, which was approximately U.S.$66,800, will be approximately U.S.$49,930,000. Ivanhoe intends to allocate the combined net proceeds of this offering and the Unit Offering as follows:

USE OF PROCEEDS                                            AMOUNT
---------------------------------------------        -----------------
Payment of the purchase price for the BHP(l)
Royalty                                              U.S. $ 37,000,000

Exploration and development expenditures on
the Oyu Tolgoi Project and elsewhere in
Mongolia(1)                                          U.S. $ 50,000,000

General and administrative expenditures(1)           U.S. $ 7 ,332,000

Working capital(2)                                   U.S. $ 50,000,000
                                                     -----------------
Total                                                U.S. $144.332.000
                                                     =================

Notes:

(1)      U.S.$17 million was paid to BHP Exploration in November 2003.

(2) The Corporation anticipates incurring these expenditures through the third quarter of 2004, subject to finalization of project expenditure budgets for the entire 2004 fiscal year and to the results and recommendations of a scoping study on the Oyu Tolgoi Project which is expected to be completed in early 2004. Ivanhoe plans to use existing financial resources to cover expenditures on projects outside Mongolia.

(3) As part of the Corporation's ongoing negotiations with the Government of Mongolia respecting a stability agreement for the Oyu Tolgoi Project, the Corporation and the Government are also discussing an advance by the Corporation to the Government of up to U.S.$50 million on a basis to be negotiated, which may involve a prepayment or purchase of certain royalties and/or taxes that would otherwise become payable to the Government during the production phase of the project, a loan or on some other basis. See "Summary Description of the Business - Summary of the Oyu Tolgoi Project". If and when an agreement respecting such an advance is reached, the Corporation may use up to U.S.$50,000,000 from the proceeds of the Offering, currently allocated as working capital, to the Government to fund the advance. There can be no assurance that the negotiations with respect to the stability agreement will be successful or that the terms and conditions of the stability agreement will, in all events, be favourable to the Corporation.

                          OTHER FINANCIAL INFORMATION

AMENDED AND RESTATED QUARTERLY DATA
($ in millions except per share information)

                                                   2002                           2001(1)
                                      ------------------------------   -----------------------------
                                       Q4       Q3       Q2      Q1     Q4       Q3     Q2       Q1
                                      ------------------------------   -----------------------------
Revenue                                21.3     19.3    24.8    21.8    19.5    15.9    21.9    18.0
Operating profit                       (0.7)     2.1     5.6     4.5     1.2     2.1     1.1     5.6
Net (income) loss                      28.8     (0.5)    2.6    (0.7)   68.0     6.0     2.1     8.9
Cash provided (used by operations)     (8.8)   (11.2)   (4.2)   (0.5)   (7.4)   (4.7)    5.6    (6.7)
Loss per share                        $0.15   $ 0.00   $0.01   $0.00   $0.52   $0.05   $0.02   $0.07

(1) Restated to give retroactive effect to an accounting change in 2001 Q4.

                              OTHER MATERIAL FACTS

On December 12, 2003, Ivanhoe filed with the securities commissions in each of the provinces of Canada, except Quebec, a short form prospectus in respect of the Unit Offering, which qualified the issuance of 12,500,000 units, each unit consisting of one Common Share and one-half of one Common Share purchase warrant. The Unit Offering also included an over-allotment option of 1,800,000 units. Each two of those purchase warrants will entitle the holder to purchase one Common Share at a price of Cdn.$12.00 at any time until the date that is one year following the closing of that offering and at a price of Cdn.$12.50 at any time thereafter until the date that is two years following the closing of that offering.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4. Narrative Description of Business - Risk Factors" on pages 54 through 63 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus. These risk factors include:

- Ivanhoe's business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy;

- future amendments to Mongolian laws could weaken, shorten or curtail Ivanhoe's mineral exploration rights or make it more difficult or expensive to obtain mining rights and carry out mining;

- the mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established;

- lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility;

- Ivanhoe's exploration licenses could expire before Ivanhoe is ready or able to obtain a mining license;

- economic sanctions imposed by the United States and Canada against Myanmar may adversely affect the Monywa Copper Project;

-        Ivanhoe faces geotechnical and development risks at the Monywa Copper
         Project;

- there can be no assurance that Ivanhoe will be capable of raising the additional funding that it needs to carry out its development and exploration objectives;

- Ivanhoe has a limited customer base for its products and needs to secure additional markets;

- the Savage River Project is dependent on older process facilities and pipeline operations which may be prone to failure or breakdown;

- there is a risk of long term decline in pellet grade at the Savage River Project;

- the pit wall of the Savage River pit requires additional work to ensure its stability;

- there can be no assurance that the interest held by Ivanhoe in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe and entities owned or controlled by foreign governments will not be unilaterally altered or revoked;

- competition for new mining properties by larger, more established companies may prevent Ivanhoe from acquiring interests in additional properties or mining operations;

- Ivanhoe has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows;

- a substantial portion of Ivanhoe's operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits;

- mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of Ivanhoe;

- calculation of reserves and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined;

- fluctuations in currency exchange rates may adversely affect ABM's financial position and results of operations;

- the indebtedness on the Monywa Copper Project is subject to floating interest rates;

- the Monywa Copper Project is not in full compliance with certain covenants under its principal project financing agreement;

-        metal prices are volatile;

- Ivanhoe is exposed to risks of changing political stability and government regulation in the countries in which it operates;

- Ivanhoe is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Ivanhoe;

- previous mining operations may have caused environmental damage at Ivanhoe mining sites, and its indemnities and exemptions from liability may not be effective;

- Ivanhoe's prospects depend on its ability to attract and retain key personnel, and; certain directors of Ivanhoe are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.

                                  LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe. As at the date hereof, the partners and associates of Goodmans, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in British Columbia and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities offered hereby. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. The securities legislation further provides a purchaser with remedies for rescission or, in some cases, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the Purchaser's province of residence. Purchasers should refer to any applicable provisions of the securities legislation of the Purchaser's province of residence for the particulars of these rights or consult with a legal adviser.

                   CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant who acquires a Common Share upon the exercise of the Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder will be entitled to rescission not only of the holder's exercise of their Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under section 131 of the Securities Act (British Columbia) and comparable requirements of the province of Ontario, or otherwise at law.

                        CERTIFICATE OF IVANHOE MINES LTD.

Dated:  December 17, 2003

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities laws of the province of British Columbia and Ontario.

"Robert M. Friedland"                           "Pierre Masse"

Chief Executive Officer                         Chief Financial Officer

                       On behalf of the Board of Directors

"R. Edward Flood"                               "David Huberman"

 Director                                       Director

                       CONSENT OF DELOITTE AND TOUCHE LLP

We have read the short form prospectus of Ivanhoe Mines Ltd. (the "Company) dated December 17, 2003 relating to Common Shares and share purchase warrants to be issued on exercise of Special Warrants. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years then ended. Our report is dated March 14, 2003.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
December 17, 2003

                                                                     [AMEC LOGO]

The following sentences will be added to AMEC's standard disclaimer currently included in the Far North Report dated August, 2003.

This report is intended to be used by the Ivanhoe Mines Ltd. ("Ivanhoe") subject to the terms and conditions with AMEC E&C Services Ltd. That contract permits Ivanhoe to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

AMEC E&C Services Limited
111 Dunsmuir Street. Suite 400
Vancouver, British Columbia
Canada V6B 5W3

Tel +1 604 664 4315
Fax +1 604 669 9516                 www.arnec.com

                             UNDERWRITING AGREEMENT

December 8, 2003

Ivanhoe Mines Ltd.
Suite 654, 999 Canada Place
Vancouver, British Columbia
V6C 3E1

Attention:      Robert M. Friedland
                Chairman and Chief Executive Officer

Dear Sirs/Mesdames:

                  HSBC Securities (Canada) Inc. ("HSBC"), GMP Securities Ltd. ("GMP") and CIBC World Markets Inc., as co-lead underwriters (with HSBC and GMP as joint bookrunners), and UBS Securities Canada Inc. (collectively, the "Underwriters" and individually an "Underwriter") understand that Ivanhoe Mines Ltd. (the "Company") proposes to issue and sell 12,500,000 units of the Company (the "Offered Units") at a price of $10.50 per Offered Unit for aggregate gross proceeds of $131,250,000. Each Offered Unit will consist of one common share in the capital of the Company ("Common Share") and one-half of one Common Share purchase warrant. Each whole warrant (a "Warrant") will entitle the holder to purchase one Common Share (a "Warrant Share") at a price of $12.00 until the date that is one year from the Closing Date (as defined herein) and, thereafter, at a price of $12.50 until the date that is two years from the Closing Date. The certificates representing the Warrants will be in a form satisfactory to the Company and the Underwriters, acting reasonably, and consistent with the terms of this Agreement and a Warrant Indenture to be dated as of the Closing Date between the Company and CIBC Mellon Trust Company, as indenture trustee (the "Warrant Indenture").

                  Subject to the terms and conditions contained herein, the Underwriters hereby severally, but not jointly or jointly and severally, offer and agree to purchase the Offered Units, in the respective percentages set forth in section 24 hereof, and the Company hereby agrees to issue and sell to the Underwriters, all but not less than all of the Offered Units at the purchase price of $10.50 per Offered Unit, for an aggregate purchase price of $ 131,250,000.

                  The Company understands that although this Agreement is presented on behalf of the Underwriters as purchaser, the Underwriters may arrange for substituted purchasers (the "Substituted Purchasers") for the Units in connection with the private placements of the Units in the United States only in accordance with United States securities laws and the provisions of this Agreement and, without limiting the foregoing, specifically Section 16 of this Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Offered Units, and if the Over-Allotment Option (as defined herein) is exercised, the Additional Units (as defined herein), being issued by the Company and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase Offered Units and Additional Units at the offering price per Unit set forth in the paragraphs above, and to the extent that Substituted Purchasers purchase Offered Units and the Additional Units, the obligations of the Underwriters to do so will be reduced by the number of

Units purchased by the Substituted Purchasers from the Company. Any reference in this Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

TERMS AND CONDITIONS

                  The following are additional terms and conditions of the Agreement between the Company and the Underwriters:

1. DEFINITIONS. Where used in this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

         (a)      "Additional Units" has the meaning ascribed thereto in section
                  5;

         (b) "affiliate" means affiliate as defined under the Securities Laws or any of them;

         (c) "Agreement" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters herein;

         (d)      "ASX" means the Australian Stock Exchange Limited;

         (e) "business day" means a day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

         (f) "Closing Date" means December 19, 2003 or such earlier or later date as the Company and the Underwriters may agree, but in no event no later than January 23, 2004;

         (g) "Common Shares" mean common shares in the capital of the Company;

         (h)      "Company" means Ivanhoe Mines Ltd.;

         (i) "Eligible Issuer" means an issuer which meets the eligibility criteria and has complied with the requirements of Nl 44-101 so as to allow it to distribute securities using a short form prospectus;

         (j)      "Environmental Authority" has the meaning ascribed thereto in section 1l(z);

         (k)      "Environmental Laws" has the meaning ascribed thereto in
                  section 1l(z);

         (1)      "Environmental Permits" has the meaning ascribed thereto in section 1l(aa);

         (m) "Final Prospectus" means the (final) short form prospectus of the Company qualifying the distribution of the Units in all of the Qualifying Provinces;

         (n) "Financial Statements" means the audited consolidated balance sheets of the Company as at December 31, 2002 and December 31, 2001 and the consolidated statements of operations, shareholders' equity and cash flows of the Company for the years ended December 31, 2002 and December 31, 2001, together with the interim consolidated balance sheet of the Company as at September 30, 2003 and the interim consolidated statements of operations, shareholders' equity and cash flows of the Company for the nine month periods ended September 30, 2003 and September 30, 2002;

         (o)      "Hazardous Substances" has the meaning ascribed thereto in section 1l(z);

         (p) "Information Record" means the documents incorporated by reference in the Final Prospectus;

         (q) "material change" means a material change as defined under the Securities Laws or any of them or, where undefined under the applicable securities laws of a jurisdiction, means a change in the business, operations or capital of the Company or any of its Subsidiaries that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the board of directors or senior management of the Company;

         (r) "material fact" means a material fact as defined under the Securities Laws or any of them or, where undefined under the applicable securities laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

         (s) "misrepresentation" means a misrepresentation as defined under the Securities Laws or any of them or, where undefined under the applicable securities laws of a jurisdiction, means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

         (t)      "NASDAQ" means The NASDAQ Stock Market;

         (u) "NI 43-101" means National Instrument 43-101 Standards of Disclosure for Mineral Projects;

         (v) "NI 44-101" means National Instrument 44-101 Short Form Prospectus Distributions;

         (w) "Offered Units" has the meaning ascribed thereto in the first paragraph of this Agreement;

         (x)      "Optional Closing Time" has the meaning ascribed thereto in section 5;

         (y)      "Over-Allotment Option" has the meaning ascribed thereto in section 5;

         (z) "Preliminary Prospectus" means the preliminary short form prospectus of the Company dated December 5, 2003 prepared in connection with the qualification of the distribution of the Units in the Qualifying Provinces, including any amendments thereto filed with the Securities Commissions;

         (aa) "Principal Subsidiaries" means, collectively, those Subsidiaries listed in Schedule "A";

         (bb) "Qualifying Provinces" means, collectively, each of the provinces of Canada except Quebec;

         (cc) "Securities Commissions" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces;

         (dd) "Securities Laws" means, collectively, the applicable securities laws of each of the Qualifying Provinces, including the respective rules, regulations, rulings and orders made thereunder;

         (ee) "Subsidiaries" means all subsidiaries of the Company within the meaning of the Securities Laws or any of them, and "Subsidiary" means any one of such subsidiaries;

         (ff) "Supplementary Material" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary materials, information or documents filed by or on behalf of the Company under the Securities Laws relating to the qualification for distribution of, inter alia, the Units hereunder;

         (gg) "Time of Closing" means 5:30 a.m. (Vancouver time) on the Closing Date, or such other time on the Closing Date as the Company and the Underwriters may agree upon;

         (hh)     "Trust Company" means CIBC Mellon Trust Company;

         (ii)     "TSX" means The Toronto Stock Exchange;

         (jj) "U.S. Private Placement Memorandum" means the U.S. Placement Memorandum of the Company dated December 12, 2003 and any amendment thereto, prepared in accordance with U.S. securities laws;

         (kk) "Underwriter" and "Underwriters" have the respective meanings ascribed thereto in the first paragraph of this Agreement;

         (11) "Units" means, collectively, the Offered Units and the Additional Units;

         (mm) "Warrant Indenture" has the meaning ascribed thereto in the first paragraph of this Agreement;

         (nn) "Warrant Shares" has the meaning ascribed thereto in the first paragraph of this Agreement; and

         (oo) "Warrants" has the meaning ascribed thereto in the first paragraph of this Agreement.

                  Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Prospectus.

                  Any reference in this Agreement to a section, subsection, paragraph or subparagraph shall refer to a section, subsection, paragraph or subparagraph, as the case may be, of this Agreement,

                  All words and personal pronouns relating thereto shall be read and construed in such manner as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and/or pronoun.

2. OFFERING IN THE UNITED STATES. Offers to purchase Units in the United States shall be made only by affiliates of the Underwriters registered to sell securities in the United States or by purchasers substituted for such affiliates by the Underwriters, and only in accordance with United States securities laws and the provisions of this Agreement.

3. ATTRIBUTES OF THE UNITS. The Company covenants and agrees that the Common Shares and Warrants comprising the Units and the Warrant Shares to be issued upon the due exercise of the Warrants shall be duly and validly issued by the Company and, when issued, shall have rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Final Prospectus.

4. QUALIFICATION OF UNITS, The Company hereby covenants and agrees that:

         (a) the Company shall, as soon as possible and, in any event, not later than December 12, 2003 (or such later date as may be agreed to in writing by the Underwriters and the Company) have prepared and filed the Final Prospectus with each of the Securities Commissions under the Securities Laws, and shall have obtained receipts therefor dated the date of filing, and shall have taken all other steps and proceedings and fulfilled and complied with all legal requirements that may be necessary in order to qualify the Units for distribution in each of the Qualifying Provinces by the Underwriters and other persons who are registered in a category permitting them to distribute the Units under the Securities Laws;

         (b) until the distribution of the Units is completed, the Company shall promptly take or cause to be taken all such additional steps and proceedings and fulfil and comply with all requirements from time to time required under the Securities Laws to continue to qualify the distribution of the Units or, in the event that the Units have, for any reason, ceased to so qualify, to so qualify again the Units; and

         (c) the Company shall, as soon as possible and in any event by the Closing Date, fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, all legal requirements to be fulfilled or complied with by the Company to enable the Units to be lawfully offered for sale and sold in the United States in accordance with section 16.

5. OVER-ALLOTMENT OPTION. The Company hereby grants to the Underwriters, in the respective percentages set forth in section 24, an option (the "Over-Allotment Option") to purchase and offer for sale to the public pursuant hereto up to an additional 1,800,000 units of the Company (the "Additional Units"), each Additional Unit consisting of one Common Share and one-half of one Warrant, for $10.50 per Additional Unit. Delivery of and payment for any Additional Units shall be made at the offices of Goodmans, Vancouver, British Columbia, at such time on such date as set out in the written notice of HSBC referred to below (the "Optional Closing Time"), which Optional Closing Time may occur on the Closing Date but shall in no event occur earlier than the Closing Date nor earlier than two nor later than five business days after the delivery of a written notice by HSBC on behalf of the Underwriters to the Company setting out the number of Additional Units to be purchased by the Underwriters, which notice must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is 30 days after the Closing Date. Upon the furnishing of such notice, the Underwriters shall be committed to purchase severally, but not jointly or jointly and severally, and the Company shall be committed to issue and sell in accordance with, and subject to the provisions hereof, that number of Additional Units as set out in the written notice by HSBC.

Additional Units may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the offering of the Offered Units and for market stabilization as permitted pursuant to Securities Laws.

6.                DISTRIBUTION.

         (a) The Underwriters will not solicit, directly or indirectly, offers to purchase or sell the Units so as to require registration thereof or filing of a prospectus or other similar document with respect thereto under the laws of any jurisdiction other than the Qualifying Provinces. Notwithstanding the foregoing, the Underwriters may offer the Units for sale in the United States subject to and in compliance with section 16, and in such other jurisdictions (including Australia) as the Underwriters may determine, provided that the offer and sale of the Units in such jurisdictions would not result in any registration or prospectus filing or similar requirements under the laws of such jurisdictions. The Underwriters shall notify the Company when, in the Underwriters' opinion, the distribution of the Units has been completed and provide the Company, in writing, with a breakdown of the number of Units distributed in each of the Qualifying Provinces where such breakdown is required by the Securities Commission of such Qualifying Province.

         (b) No Underwriter will be liable under section 6(a) or otherwise under this Agreement with respect to a default by any of the other Underwriters.

7. UNDERWRITERS' FEE. In consideration for the Underwriters' services in:

         (a) assisting in the preparation of the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material;

         (b) forming and managing any selling, banking or other groups in connection with the distribution of the Units, should the Underwriters determine to do so;

         (c) distributing the Units, both directly and through other registered dealers and brokers, in the Qualifying Provinces and other jurisdictions;

         (d) offering the Units in the United States to Institutional Accredited Investors (as hereinafter defined) as Substituted Purchasers, in accordance with Regulation D and/or Section 4(2) of the U.S. Securities Act (as hereinafter defined);

         (e)      arranging marketing information meetings; and

         (f) all other matters in connection with the issue and sale of the Units in the Qualifying Provinces, the United States and other jurisdictions as agreed among the Company and the Underwriters, the Company agrees to pay, on the basis of the number of Units sold by them, to the Underwriters by wire transfer or other mutually acceptable method, at the Time of Closing (and, if applicable, at the Optional Closing Time) a commission fee of 4.5% of the total gross proceeds received by the Company.

8.                DELIVERY OF FINAL PROSPECTUS AND RELATED MATTERS.

         (a) The Company shall cause to be delivered to the Underwriters, at such delivery points as HSBC, on behalf of the Underwriters, may reasonably request, as soon as possible but in any event no later than one day after the date of issuance of the receipt for the Final Prospectus in the Province of British Columbia and thereafter from time to time during the distribution of the Units, as many commercial copies of the Final Prospectus as HSBC may reasonably request. The Company shall similarly cause to be delivered to HSBC on behalf of the Underwriters, as promptly as practicable, commercial copies of any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Units. In addition, the Company shall as promptly as practicable cause to be delivered to the Underwriters such number of copies of the U.S. Private Placement Memorandum as the Underwriters shall reasonably require. The Company has heretofore delivered to the Underwriters copies of the Preliminary Prospectus as approved, signed and certified as required by the Securities Laws. Each delivery of the Preliminary Prospectus, the Final Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum shall have constituted or constitute, as the case may be, consent by the Company to the use by the Underwriters and members of their selling group (if any) of such documents in connection with the distribution and sale of the Units in all of the Qualifying Provinces and, where applicable, the United States and other jurisdictions;

         (b) Each delivery of the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and the U.S. Private Placement Memorandum by the Company to the Underwriters in accordance with subsection 8(a) shall constitute a representation and warranty of the Company to the Underwriters that, at the respective times of such delivery:

                  (i) the information and statements (except information and statements relating solely to and supplied by the Underwriters) contained therein (including the information and statements in documents incorporated by reference therein):

                           (A) are true and correct in all material respects and contain no misrepresentation; and

                           (B) constitute full, true and plain disclosure of all material facts relating to the Units and to the Company and its Subsidiaries; and

                  (ii) no material fact has been omitted therefrom which is required to be stated therein or is necessary to make the statements therein not misleading in the light of the circumstances in which they are made; and

                  (iii) such document complies in all material respects with the Securities Laws and, in the case of the U.S. Private Placement Memorandum, U.S. securities laws; and

         (c) The Company shall deliver to the Underwriters, without charge, in Vancouver, British Columbia, prior to the filing of the Final Prospectus:

                  (i) a copy of the Final Prospectus, signed as required by the Securities Laws of each of the Qualifying Provinces;

                  (ii)     a copy of the U.S. Private Placement Memorandum;

                  (iii) a copy of any other document required to be filed by or on behalf of the Company under the Securities Laws of any of the Qualifying Provinces in connection with the public offering of the Units;

                  (iv) evidence reasonably satisfactory to the Underwriters that the application to list the Common Shares and Warrants comprising the Units and the Warrant Shares on the TSX has been conditionally accepted by the TSX;

                  (v) a long form comfort letter dated the date of the Final Prospectus from the Company's auditors, addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel and with reference to such matters as they may reasonably request, including:

                           (A) as to the auditors' opinion to the effect that the Financial Statements examined by them comply in all material respects with all applicable accounting requirements, including, without limitation, Canadian generally accepted accounting principles and the applicable accounting requirements of the Securities Laws; and

                           (B) as to the verification of the financial information, statistical and accounting data (the "Financial Information") contained in the Final Prospectus and as to matters involving changes or developments since the respective dates as of which specified Financial Information is given in the Final Prospectus, to a date not more than two business days prior to the date of such letter.

                           A similar letter from the Company's auditors shall be delivered to the Underwriters with respect to any Supplementary Material concurrently with the execution thereof; and

                  (vi) such other documents as may reasonably be requested by the Underwriters or their counsel.

9.                MATERIAL CHANGE.

         (a) The Company shall, from the date hereof until the completion of the distribution of the Units, promptly upon becoming aware thereof, inform the Underwriters in writing of particulars of:

                  (i) any material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position, capital or control of the Company or any of the Subsidiaries;

                  (ii) any material fact which has arisen or has been discovered and which would have been required to be stated in the Preliminary Prospectus, Final Prospectus, U.S. Private Placement Memorandum or any Supplementary Material had such fact arisen or been discovered on or prior to the date of the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any such Supplementary Material; or

                  (iii) any change in any material fact contained in the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material or any event or state of facts that has occurred after the date hereof which, in any case, is of such a nature as to render the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material untrue or misleading in any material respect or to result in any misrepresentation in the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material, including as a result of the Preliminary Prospectus, Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made, or which would result in the Preliminary Prospectus, Final Prospectus or any Supplementary Material not complying with any Securities Laws or which would result in the U.S. Private Placement Memorandum not complying with any U.S. Securities laws;

         (b) The Company shall comply with Section 67 of the Securities Act (British Columbia) and with the comparable provisions of the other Securities Laws, and shall prepare and file promptly at the request of the Underwriters any Supplementary Material which, in the reasonable opinion of the Underwriters and their counsel may be necessary or advisable in order to comply with, and shall otherwise comply with, all legal requirements necessary to continue to qualify the Units for distribution in each of the Qualifying Provinces; and

         (c) In addition to the provisions of subsections 9(a) and 9(b), the Company shall in good faith discuss with the Underwriters any change, event or fact contemplated in subsections 9(a) and 9(b) which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under subsection 9(a), and shall consult with the Underwriters with respect to the form and content of any amendment proposed to be filed by the Company, it being understood and agreed that no such amendment shall be filed with any Securities Commission prior to the review and approval thereof by the Underwriters and their counsel, acting reasonably.

10.               REGULATORY APPROVALS.

         (a) The Company shall file or cause to be filed with the TSX all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Common Shares and Warrants comprising the Units and the Warrant Shares have been approved for listing and posting for trading on the TSX prior to the Closing Date, subject only to satisfaction by the Company of the conditions imposed by such exchange ("Standard Listing Conditions") as set out in its conditional approval letter dated December 12, 2003 or otherwise as required in the normal course; and

         (b) The Company shall make all necessary filings and shall obtain all regulatory and other consents and approvals required in connection with the transactions contemplated herein.

11. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to each of the Underwriters as of the date hereof and as of the Closing Date, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

         (a)      the Company and each of the Subsidiaries:

                  (i) is a corporation duly incorporated, amalgamated or continued and validly existing under the laws of its jurisdiction of incorporation, amalgamation or continuation;

                  (ii) is duly qualified to carry on its business and is in good standing in its jurisdiction of incorporation, amalgamation or continuation and in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except to the extent that the failure to be so qualified would not have a material adverse effect upon the Company and its Subsidiaries, taken as a whole; and

                  (iii) has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, to own, lease and operate its property and assets;

         (b) the Company and each of its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, and holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing, except to the extent that non-compliance with any such laws, rules or regulations, or failure to hold any such licences, permits, or approvals, consents, certificates, registrations and authorizations would not have a material adverse effect upon the Company and its Subsidiaries, taken as a whole;

         (c) except as disclosed in the Final Prospectus and the Information Record, (i) the Company's direct or indirect ownership interest in each Subsidiary is held free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, (ii) no person, firm, or company has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, (iv) each Subsidiary is directly or indirectly beneficially wholly-owned by the Company, and (v) except for the securities of the Subsidiaries, neither the Company nor its Subsidiaries own any securities or ownership interest in any other person which are material to the Company and its Subsidiaries, taken as a whole;

         (d) the Company has no material subsidiaries other than the Principal Subsidiaries listed in Schedule "A" attached hereto;

         (e) the Company has all requisite corporate power and authority to enter into this Agreement and the Warrant Indenture, and this Agreement and the Warrant Indenture and the performance of the terms hereof and thereof, the transactions contemplated hereby and thereby and the granting of the Over-Allotment Option, the issuance and sale by the Company of the Units and the Common Shares and Warrants comprising the Units and the issuance of the Warrant Shares upon exercise of the Warrants have been duly authorized by all necessary corporate action of the Company, and each of this Agreement and the Warrant Indenture has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement or in the Warrant Indenture, as applicable, may be limited by applicable law;

         (f) at the Time of Closing and upon payment for the Offered Units, the authorized capital of the Company will consist of an unlimited number of Common Shares and an unlimited number of preferred shares without par value, of which at such time, after giving effect to the issuance of the Offered Units by the Company, no preferred shares and 262,083,819 Common Shares will be issued and outstanding as fully paid and non-assessable shares;

         (g) other than as disclosed in the Final Prospectus and the Information Record or as set out in Schedule "B", no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or any of the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or any of the Subsidiaries;

         (h)      at the time of delivery thereof to the Underwriters:

                  (i) the Preliminary Prospectus fully complied with, and the Final Prospectus, the U.S. Private Placement Memorandum, and all Supplementary Material will fully comply with, the requirements of the Securities Laws and United States securities laws, as applicable;

                  (ii) the Preliminary Prospectus provided and the Final Prospectus, the U.S. Private Placement Memorandum and all Supplementary Material will provide, full, true and plain disclosure of all material facts relating to the Company and to the Units; and

                  (iii) the Preliminary Prospectus did not contain and the Final Prospectus, the U.S. Private Placement Memorandum and all Supplementary Material will not contain, any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading, provided, however that the foregoing representations, warranties and agreements of the Company do not and will not apply with respect to information and statements contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or Supplementary Material which relate solely to the Underwriters for inclusion in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or Supplementary Material;

         (i) the execution and delivery of this Agreement and the Warrant Indenture, the performance of the terms hereof and thereof by the Company and the issuance, sale and delivery of the Units and the Common Shares and Warrants comprising the Units and the consummation of the other transactions contemplated herein and in the Final Prospectus:

                  (i) do not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party, except such as have been obtained or will be obtained prior to the Time of Closing, and such as may be required (and shall be obtained as provided herein prior to the Time of Closing) under applicable Securities Laws; and

                  (ii) do not and will not result in a breach of, and are not and will not be in conflict with, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with:

                           (A) any of the terms, conditions or provisions of the constating documents of the Company or resolutions of the securityholders, directors, or any committee of directors of the Company,

                           (B) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease, license, or other document to which the Company is a party or to which it is subject or by which it is bound; or

                           (C) any laws applicable to the Company and the sale of the Units or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company;

         (j) the Units and the Warrants have been validly created and issued by the Company and the Common Shares comprising part of the Units and the Warrant Shares have been duly allotted and reserved for issuance by all necessary corporate action on the part of the Company and shall, upon receipt of consideration therefor and, in the case of the Warrant Shares, upon the due exercise of the Warrants in accordance with their terms, be issued as fully-paid and nonassessable shares in the capital of the Company, and all statements made in the Final Prospectus describing the Units, the Common Shares and the Warrants are accurate;

         (k) the Company is, and will at the Time of Closing be, an Eligible Issuer and a "reporting issuer", not in default of its obligations under the securities laws of each of the provinces of Canada, and no material change relating to the Company (except in respect of this offering) has occurred with respect to which the requisite material change report has not been filed under the securities laws of such provinces and no such disclosure has been made on a confidential basis;

         (1) there has not been any reportable event (within the meaning of National Policy Statement 31 of the Canadian Securities Administrators) with the auditors of the Company;

         (m) the auditors of the Company who audited the financial statements for the year ended December 31, 2002 and who provided their audit report thereon are independent public accountants;

         (n) there has never been a reportable disagreement with the present or any former auditors of the Company;

         (o) the currently issued and outstanding Common Shares of the Company are listed and posted for trading on the TSX and are quoted on the ASX and on NASDAQ, and the Company is in compliance with all rules and policies of such exchanges, and further, that Common Shares of the Company are quoted ED securities under and as defined in section 111AM of the Corporations Act 2001 (Commonwealth of Australia) and have been so at all times in the 12 months prior to the Closing Date;

         (p) the Common Shares and Warrants comprising the Units and the Warrant Shares have been approved for listing on the TSX, subject to compliance with the Standard Listing Conditions;

         (q) the Trust Company, at its principal offices in the city of Vancouver, has been duly appointed transfer agent and registrar for the Common Shares of the Company, and has been duly appointed as trustee and registrar under the Warrant Indenture;

         (r) except as provided herein, there is no person, firm or corporation acting or purporting to act for the Company entitled to any brokerage or finder's fee in connection with this Agreement or any of the transactions contemplated hereunder, and in the event any person, firm or corporation acting or purporting to act for the Company becomes entitled at law to any fee from the Underwriters, the Company covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defense thereof;

         (s) other than as disclosed in the Final Prospectus and the Information Record, since December 31,2002,

                  (i) there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) prospects, financial position, capital or control of the Company or the Subsidiaries, taken as a whole;

                  (ii) the Company and the Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by the Company or its Subsidiaries which is material to the Company and Subsidiaries, taken as a whole, other than those in the ordinary course of business;

                  (iii) the Company has not incurred or surrendered any right of material value; and

                  (iv) there has been no material change in the capital or long term debt of the Company or the Subsidiaries, taken as a whole;

         (t) other than as disclosed in the Final Prospectus and the Information Record:

                  (i) the Company and its Subsidiaries are not liable for the debts, liabilities or other obligations of any third party (other than the Subsidiaries) whether by way of guarantee or indemnity or other contingent or indirect obligation;

                  (ii) all indebtedness of the Company and its Subsidiaries is being paid in the ordinary course of business; and

                  (iii) the Company and its Subsidiaries are not a party to any agreement restricting the Company or any Subsidiary from engaging in any line of business which the Company or any of its Subsidiaries currently engages or proposes to engage in or competing with any other person in any business in which the Company or any of its Subsidiaries currently engages or proposes to engage in;

         (u) other than as disclosed in the Final Prospectus and the Information Record, the Company has not, since December 31, 2002, directly or indirectly declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or directly or indirectly, redeemed, purchased or otherwise acquired any of its securities, or agreed to do any of the foregoing;

         (v) other than as disclosed in the Final Prospectus and the Information Record or as disclosed in writing to the Underwriters, the Company has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations which are material to the business and operations of the Company and its Subsidiaries, taken as a whole;

         (w) other than as disclosed in the Final Prospectus and the Information Record, there is no action, suit, proceeding or investigation in respect of the Company and the Subsidiaries, taken as a whole, pending or, to the knowledge of the Company or its directors and officers, threatened against or affecting the Company and the Subsidiaries, taken as a whole, at law or in equity or before or by any federal, provincial, municipal government, court or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially and adversely affect the Company or the Subsidiaries, taken as a whole, or the condition (financial or otherwise) of the Company or the Subsidiaries, taken as a whole, or which questions the validity of the issue and sale of the Units or of any action taken or to be taken by the Company pursuant to or in connection with this Agreement;

         (x) except in respect of the Sabetaung & Kyisintaung mine's insurance coverage, the assets of the Company and its Principal Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company or Principal Subsidiary have not failed to promptly give any notice or present any material claim thereunder;

         (y) the Company is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, and has not engaged in any unfair labour practice;

         (z) the Company and the Subsidiaries have been and are in compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions (the "Environmental Laws") rendered by any ministry, department or administrative or regulatory agency ("Environmental Authority") relating to the protection of human health and safety, the environment or pollutants, contaminants, chemicals, or industrial, toxic or hazardous wastes or substances ("Hazardous Substances") and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a violation of or give rise to liability under any applicable Environmental Laws, and there are no environmental audits, evaluations, assessments or studies relating to the Company or its Subsidiaries;

         (aa) the Company and each of the Subsidiaries has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations (the "Environmental Permits") required for the operation of its business, or any part thereof. Each Environmental Permit is valid, subsisting and in good standing and the Company is not in default or breach of any Environmental Permit and no proceeding is pending or threatened to revoke, amend or limit any Environmental Permit;

         (bb) neither the Company nor any of the Subsidiaries has used or permitted to be used any of its assets or facilities, whether owned, leased, occupied, controlled or licensed or which it owned, leased, occupied, controlled or licensed at any prior time, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance except in compliance with the Environmental Permits and all applicable Environmental Laws;

         (cc) neither the Company nor any of the Subsidiaries has received any notice of, or been prosecuted for, an offence alleging violation of or non-compliance with any Environmental Law, nor has it settled any allegation of violation or non-compliance short of prosecution. The Company is not aware of any orders of Environmental Authorities relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to the business or any property, facilities or assets (whether currently owned, leased, occupied, controlled or licensed or owned, leased, occupied, controlled or licensed at any time prior to the date hereof) of the Company or any of the Subsidiaries;

         (dd) except in compliance with the Environmental Permits and all Environmental Laws, neither the Company nor any of the Subsidiaries has caused, allowed or permitted, or has any knowledge of, the release of any Hazardous Substance into the environment, in any manner whatsoever, or the presence of any Hazardous Substance on, under, around or from any of its properties, facilities or other assets (whether owned, leased, occupied, controlled or licensed), or any property, facility or other asset which it owned, controlled, occupied, licensed or leased at any time prior to the date hereof, or any such release or presence on or from a property, facility or other asset owned, leased, occupied, managed, controlled or licensed by third parties but with respect to which the Company or any of the Subsidiaries is or may reasonably be alleged to have liability. All Hazardous Substances used in whole or in part by the Company or any of the Subsidiaries or resulting from their respective businesses have been disposed of, treated or stored in compliance with all Environmental Permits and all Environmental Laws;

         (ee) neither the Company nor any of the Subsidiaries has received any notice from any Environmental Authority that its business or the operation of any of its properties, facilities or other assets is in violation of any Environmental Law or any Environmental Permit or that it is responsible (or potentially responsible) for the clean up of any Hazardous Substances at, on or beneath any of its property, facilities or other assets (whether currently owned, leased, occupied, managed, controlled or licensed, or owned, leased, occupied, managed, controlled or licensed at any time prior to the date hereof), or at, on or beneath any other land or in connection with any waste or contamination migration to or from any of the Company's or any of the Subsidiaries' properties, facilities or other assets;

         (ff) neither the Company nor any of the Subsidiaries is the subject of any international, foreign, federal, provincial, municipal or private action, suit, litigation, arbitration proceeding, governmental proceeding, investigation or claim involving a demand for damages or other potential liability with respect to violations of Environmental Laws or Environmental Permits;

         (gg) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company has been issued or made by any Securities Commission or stock exchange or any other regulatory authority having jurisdiction over the Company and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Company's knowledge after due inquiry, contemplated or threatened by any such authority or under any applicable securities laws;

         (hh) other than as disclosed in the Final Prospectus and the Information Record, neither the Company nor any of the Subsidiaries is in material violation of its constating documents or resolutions of its securityholders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

         (ii) the Financial Statements are complete and comply with applicable securities laws in all material respects, and fairly present the consolidated financial position of the Company as of the dates and for the periods indicated, and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis throughout such periods;

         (jj) each of the Company and the Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company or any of the Subsidiaries; there are no actions, suits or proceedings threatened or pending against the Company or any of the Subsidiaries in respect of taxes, governmental charges or assessments and there are no matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

         (kk) all original minute books and corporate records of the Company and each of its Principal Subsidiaries have been made available to Fasken Martineau DuMoulin LLP, counsel to the Underwriters, in connection with due diligence investigations of the Company and the Principal Subsidiaries, each minute book contained complete documentation in all material respects of all proceedings of the shareholders, the board of directors and all committees of the board of directors of the Company and each of its Principal Subsidiaries for the periods from their respective dates of incorporation, amalgamation or acquisition by the Company, as the case may be, to the date of review thereof by such counsel, and there have been no meetings, resolutions or proceedings since the date of review which are material in the context of the Company and the Subsidiaries, taken as a whole;

         (ll) the Oyu Tolgoi Project, the Monywa Copper Project and the Savage River Project (each as defined in the Information Record) are the only material mineral projects of the Company; except as disclosed in the Final Prospectus and the Information Record, all mineral licences or other interests in the Oyu Tolgoi Project (as such interests are set out in Schedule "C"), the Monywa Copper Project, the Savage River Project and in all other mineral properties of the Company or the Subsidiaries are owned or held by the Company or the Subsidiaries as owner thereof with good and marketable title, are in good standing, are valid and enforceable, are free and clear of any liens, charges or encumbrances, and no royalty is payable in respect of any of them, and no other property rights are currently necessary for the conduct of the Company's or the Subsidiaries' business; there are no restrictions on the ability of the Company or the

                  Subsidiaries to use, transfer or otherwise exploit any such property rights except as set out in the Final Prospectus and the Information Record, and the Company or the Subsidiaries do not know of any claim or basis for a claim that may adversely affect such rights;

         (mm) the technical reports relating to the Oyu Tolgoi Project have been prepared in compliance with NT 43-101, by an independent qualified person within the meaning of NI43-101;

         (nn) all written agreements and other written materials provided to or made available to the Underwriters and their counsel contain no material misrepresentations as of the date provided;

         (oo) the net proceeds of the offering of the Units will be used by the Company as described in the Final Prospectus;

         (pp) the Company is not issuing the Offered Units or the Additional Units with the purpose of them being on-sold, whether by the Underwriters or other persons, to retail investors in Australia;

         (qq) the Company is, and will be until the completion of the distribution of the Units hereunder, subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act, and is not in default of its obligations under the U.S. Exchange Act or the Sarbanes Oxley Act of 2002; and

         (rr) all material written representations and submissions made by or on behalf of the Company to any Securities Commission or stock exchange or any other regulatory authority in furtherance of the filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, other than for written information provided by or in respect of the Underwriters and their affiliates are true and correct in all material respects and contain no misrepresentation.

12. ADDITIONAL COVENANTS OF THE COMPANY. The Company covenants and agrees with the Underwriters that the Company:

         (a) shall advise the Underwriters promptly after receiving notice thereof, of the time when the Final Prospectus or any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence satisfactory to the Underwriters of each such filing and issuance of receipts;

         (b) shall, until the completion of the distribution of the Units, advise the Underwriters promptly after receiving notice or obtaining knowledge thereof, of:

                  (i) the issuance by any Securities Commission or other regulatory authority of any order suspending or preventing the use of the Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material;

                  (ii) the suspension of the qualification of the Units or offering or sale thereof in any of the Qualifying Provinces or the United States;

                  (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or

                  (iv) any requests made by any Securities Commission for amending or supplementing the Final Prospectus or for additional information, and will use its best efforts to prevent the issuance of any such order, and, if any such order is issued, to use its best efforts to obtain the withdrawal thereof as quickly as possible;

         (c) allow, until completion of the distribution of the Units, the Underwriters and counsel to the Underwriters, acting reasonably, full access to all books, records, documents, agreements and other material of the Company and its Subsidiaries to conduct all due diligence investigations, examinations and inspections which the Underwriters and their counsel, in their opinion, acting reasonably, may require in order to fulfil the Underwriter's obligation to avail themselves of a defence to any claim for misrepresentation in the Final Prospectus or any Supplementary Material and shall be entitled to review and copy such books, records, documents, agreements and other material, inspect properties of the Company and its Subsidiaries, except where copying may be restricted by the terms of the contract, and consult with management of the Company and its Subsidiaries;

         (d) shall execute or use its reasonable best efforts to procure the execution of all documents and use its reasonable best efforts to take or cause to be taken all such steps as may be reasonably necessary or desirable to fulfil, to the satisfaction of counsel for the Underwriters, acting reasonably, the terms and conditions of this Agreement, including without limitation, the conditions of closing as set out herein and all legal requirements to enable the Underwriters to offer the Units for sale to the public in all of the Qualifying Provinces and on a private placement basis in the United States in accordance with the applicable Securities Laws and U.S. securities laws, and in other jurisdictions in accordance with applicable laws, and shall use its reasonable best endeavours to give a notification to the ASX under Category 1 of the Australian Securities and Investments Commission Class Order [CO 02/1180] at or about the time of issue of the Offered Units and the Additional Units (if any);

         (e) shall not, without prior consultation with the Underwriters, for the period commencing on the date hereof and expiring on the Closing Date, issue any press release, and for the period expiring on the Optional Closing Time, provide to HSBC a copy of every press release issued immediately upon issuance thereof;

         (f) during the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Company shall not, without the prior written consent of HSBC, on behalf of all of the Underwriters (which consent shall not be unreasonably withheld), reserve, allot, create or issue any shares or securities convertible, exchangeable or exercisable for shares of the Company, or agree or become bound to do so or publicly announce any intention to do so, other than:

                  (i)      the securities to be issued as contemplated hereby;

                  (ii) options issuable under, and Common Shares issuable pursuant to the exercise of options issued under, the Company's stock option plan;

                  (iii) Common Shares issuable pursuant to the exercise of outstanding warrants or other convertible securities or similar rights as disclosed in the Final Prospectus and Information Record or Schedule "B" hereto; or

                  (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business,

13. CONDITIONS OF CLOSING IN FAVOUR OF THE UNDERWRITERS. The Underwriters shall not be obligated to purchase the Units as herein provided unless, at or prior to the Time of Closing, each of the following conditions has been satisfied, it being understood that the conditions are for the sole benefit of the Underwriters and may be waived in writing, in whole or in part, by the Underwriters in their discretion:

         (a) the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

         (b) the representations and warranties of the Company contained herein including, without limitation, those arising by reason of the delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material, continue to be true and correct as at the Time of Closing, after giving effect to the transactions contemplated hereby;

         (c) all necessary documents have been filed and all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Provinces to qualify the sale of the Units to the public in each of the Qualifying Provinces through persons who are registered under applicable legislation;

         (d) the Common Shares and Warrants comprising the Units and the Warrant Shares shall have been conditionally approved for listing on the TSX, subject only to satisfaction by the Company of the standard conditions imposed by such exchange;

         (e) all authorizations, approvals, consents, waivers or permits, if any, of any governmental authority, regulatory body, any contracting party to any agreement by which the Company or any of its Subsidiaries is a party or is bound that are required in connection with the lawful issuance and sale of the Units and the transactions contemplated by this Agreement shall have been obtained and effective as of the Closing Date;

         (f) no order, ruling or determination having the effect of ceasing the trading or suspending the sale of any securities of the Company has been issued and no proceedings for such purpose have been instituted or are pending, contemplated or threatened;

         (g) the Underwriters shall have received favourable legal opinions, dated the Closing Date and addressed to the Underwriters and their counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, from the Company's counsel with respect to such matters as the Underwriters and their counsel may reasonably request relating to the distribution of the Units, including that:

                  (i)      the Company is:

                           (A) a corporation duly incorporated or continued and existing under the laws of the Yukon territory and in good standing with respect to the filing of annual returns under the Business Corporations Act (Yukon),

                           (B) duly registered or licensed to carry on business under the laws of the jurisdictions in which it carries on business, except to the extent that the failure to do so would not have a material adverse effect upon the Company and its Subsidiaries taken as a whole, and

                           (C) has all requisite corporate power and capacity to carry on its business as now conducted and as currently proposed to be conducted and to own, lease and operate its property and assets;

                  (ii) the authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value, of which no preferred shares and 262,083,819 Common Shares are issued and outstanding after giving effect to the issuance of the Offered Units;

                  (iii) all necessary corporate action has been taken by the Company to create, authorize and issue the Units, the Warrants and the Over-Allotment Option and to authorize, allot and reserve for issuance the Common Shares comprising part of the Units and the Warrant Shares;

                  (iv) the Common Shares comprising part of the Units have been authorized, allotted and reserved for issuance and are fully paid and non-assessable shares in the capital of the Company, and the Warrant Shares to be issued upon exercise of the Warrants have been authorized, allotted and reserved for issuance and, upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company;

                  (v) the Units, the Warrants and the Over-Allotment Option have been validly created, executed and issued by the Company;

                  (vi) all necessary corporate action has been taken by or on behalf of the Company to authorize the execution and delivery of the U.S. Private Placement Memorandum and the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Securities Commissions;

                  (vii) the Company has all requisite corporate power and capacity to enter into this Agreement and the Warrant Indenture and to perform its obligations hereunder and thereunder, all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of this Agreement and the Warrant Indenture, the performance of its obligations hereunder and thereunder and the transactions contemplated hereby and thereby, and each of this Agreement and the Warrant Indenture have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the parties to this Agreement and the Warrant Indenture except the Company, constitute valid and binding obligations of the Company enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement, or in the Warrant Indenture, as applicable, may be limited by applicable law;

                  (viii) the rights, privileges, restrictions and conditions attaching to the Common Shares are accurately summarized in all material respects under the heading "Description of Share Capital" in the Final Prospectus, and the rights, privileges, restrictions and conditions attaching to the Warrants are accurately summarized in all material respects under the heading "Description of Purchase Warrants" in the Final Prospectus;

                  (ix) all necessary documents have been filed, all requisite proceedings have been taken, all approvals, permits, consents and authorizations of the Securities Commissions have been obtained and all other legal requirements have been fulfilled under the laws of each of the Qualifying Provinces to qualify the issuance and sale of the Units to the public in each of the Qualifying Provinces through persons who are registered under applicable legislation;

                  (x) the issuance by the Company of the Warrant Shares upon the due exercise of the Warrants will be exempt from the prospectus and registration requirements of the laws of each of the Qualifying Provinces and no document must be filed, proceeding taken or approval, permit, consent or authorization obtained under such laws in connection with the issuance of such Warrant Shares, provided that such issuance is made in accordance with the terms and conditions of the Warrants and no commission or other remuneration is paid or given to others in respect of such trade except for administrative or ministerial or professional services performed or for services performed by a registered dealer under such laws;

                  (xi) the Common Shares and Warrants comprising the Units and the Warrant Shares have been listed and posted for trading on the TSX, subject only to the Standard Listing Conditions;

                  (xii) the rights, privileges, restrictions and conditions attaching to the Warrants are not inconsistent with the listing rules of the ASX applicable to any options issued by a Listed entity, after taking into account the terms of any waiver from such listing rules obtained by the Company;

                  (xiii) the Common Shares are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans under the Income Tax Act (Canada) and will not constitute foreign property for such plans;

                  (xiv) subject to general investment provisions, the Units are eligible investments or are not precluded as investments under the statutes set out under the heading "Eligibility for Investment" in the Final Prospectus;

                  (xv) the form and terms of the definitive certificates representing the Common Shares and the Warrants have been approved and adopted by the directors of the Company and the definitive certificates representing the Common Shares comply with all legal requirements of the Business Corporations Act (Yukon);

                  (xvi) the Trust Company at its principal offices in the City of Vancouver has been duly appointed the transfer agent and registrar for the Common Shares of the Company and has been duly appointed as trustee and registrar under the Warrant Indenture;

                  (xvii) the execution and delivery of this Agreement and the Warrant Indenture by the Company, the performance of the terms hereof and thereof by the Company, the issuance, sale and delivery of the Units and Warrant Shares by the Company and the consummation of the other transactions contemplated herein and in the Final Prospectus by the Company do not and will not result in a breach of or be in conflict with, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with:

                           (A) any of the terms, conditions or provisions of the constating documents of the Company or resolutions of the securityholders, directors, or any committee of directors of the Company, or

                           (B) to the best of such counsel's knowledge, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease, license, or other document to which the Company is a party or to which it is subject or by which it is contractually bound;

                  (xviii) to the best of such counsel's knowledge, other than as disclosed in the Final Prospectus and the Information Record, there is no action, proceeding or investigation in respect of the Company or its Subsidiaries pending or threatened against or affecting the Company or any of the Subsidiaries, at law or in equity or before any federal, provincial, state, municipal government, court or other governmental department, commission, board or agency, domestic or foreign, which in any way would materially and adversely affect the Company and its Subsidiaries, taken as a whole; and

                  (xix) as to such other matters as counsel to the Underwriters may reasonably request, relating to the offering of the Units as contemplated herein.

                  In connection with such opinion, counsel to the Company may rely on the opinions of local counsel acceptable to counsel to the Underwriters, as to the qualification for distribution of the Units and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Company and others. Where such opinions above state that a matter is "to the best of such counsel's knowledge and belief it shall mean in the course of acting for the Company those lawyers in the firm who have rendered legal services in connection with the distribution of the Units under the Final Prospectus have acquired no actual knowledge and received no information to cause them to believe that the statements qualified by that expression are not correct;

         (h) the Underwriters shall have received a favourable legal opinion from foreign counsel, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to Ivanhoe Mines Mongolia Inc. (BVI), Ivanhoe Mines Mongolia Inc. (Mongolia), ABM Mining Limited (Yukon), Goldamere Holdings (Canada) Limited (Yukon), Ivanhoe Australia Pty. Ltd, (Australia), and Goldamere Pty, Ltd. (Australia) (the "Specified Subsidiaries") relating to (i) the due incorporation and good standing under the laws of the applicable jurisdiction and qualification to carry on business in such jurisdictions where the Specified Subsidiaries carry on business; (ii) the outstanding share capital; (iii) the ownership of the issued and outstanding shares; and (iv) the title to the mineral licences or other rights relating to the Oyu Tolgoi Project;

         (i) if the Underwriters provide certificates regarding compliance with Rule 506 of Regulation D of the U.S. Securities Act (as hereinafter defined), in the form of Schedule "E" hereto, the Underwriters shall have received a favourable legal opinion from the Company's United States counsel, dated the Closing Date and addressed to the Underwriters and their legal counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the availability of an exemption from the registration requirements under the securities laws of the United States in connection with sale in the United States of the Units by the Company to Substituted Purchasers for the Underwriters;

         (j) the Underwriters shall have received a long form comfort letter and certificates from the Company's auditors, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, bringing forward to the Closing Date the information contained in the comfort letter and certificates referred to in subsection 8(c) hereof,

         (k) the Underwriters shall have received incumbency certificates, dated the Closing Date, including specimen signatures of the Chief Executive Officer and the Chief Financial Officer and any other signing officer or director of the Company;

         (l) the Underwriters shall have received a certificate, dated the Closing Date and addressed to the Underwriters and their counsel, signed by the Chief Executive Officer and Chief Financial Officer of the Company, in the form and substance satisfactory to the Underwriters and their counsel, acting reasonably, certifying for and on behalf of the Company, to the effect that:

                  (i) the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

                  (ii) the representations and warranties of the Company contained herein, including without limitation those arising by reason of the delivery of the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing after giving effect to the transactions contemplated hereby;

                  (iii) no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Units or any other securities of the Company has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened;

                  (iv) the constating documents of the Company attached to such certificate are full, true and correct copies and in effect on the date thereof, unamended;

                  (v) each such officer has carefully examined the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material and, since the respective dates as of which information is given in the Final Prospectus, neither the Company nor any of its Subsidiaries has incurred any material liabilities or obligations (actual, anticipated, accrued, contingent or otherwise) or entered into any material transaction not in the ordinary course of business, and there has been no material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position, capital or control of the Company or any of the Subsidiaries, taken as a whole; and there has occurred no event and exists no state of fact that is required, under the Securities Laws and the terms of this Agreement, to be set forth in an amendment to the Final Prospectus or the U.S. Private Placement Memorandum that has not been so set forth and the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Materials contains full, true and plain disclosure of all material facts relating to the Units and the Company; and

                  (vi) such other matters as the Underwriters or their counsel may reasonably request;

                  and all such matters shall in fact be true and correct as at the Time of Closing; and

         (m) all actions required to be taken by or on behalf of the Company and all requisite filings with governmental authorities, shall have occurred at or prior to the Time of Closing so as validly to authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and to create and grant the Over-Allotment Option, to allot and create, as applicable, and issue and sell the Common Shares and Warrants comprising the Units, having the rights, privileges, restrictions and conditions contemplated thereby and by the Final Prospectus and to authorize the execution and delivery of this Agreement and the Warrant Indenture.

14.               CLOSING.

         (a) The Closing of the purchase and sale of the Offered Units shall occur at the Time of Closing at the offices of Goodmans, Suite 1900 - 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 or such other place as the Company and the Underwriters may agree;

         (b) At the Time of Closing relating to the sale of the Offered Units, the Company shall issue and sell the Offered Units by the Company causing to be delivered to the Underwriters in Toronto, Ontario or as otherwise directed by HSBC on behalf of the Underwriters, certificates in definitive form representing the Common Shares and Warrants comprising the Offered Units to be purchased by the Underwriters hereunder at such Time of Closing, duly registered in such name or names as HSBC has directed at least 24 hours prior to such Time of Closing, against payment by HSBC on behalf of the Underwriters of the purchase price therefor by wire transfer to or at the direction of the Company; and

         (c) In addition, at such Time of Closing, the Company shall contemporaneously pay to HSBC on behalf of the Underwriters, a commission equal to 4.5% of the gross proceeds of the sale of the Offered Units for the Underwriters' services in connection with the issuance and sale of such Offered Units, by wire transfer or such other method as the parties may agree upon.

15.               CLOSING FOR UNITS PURCHASED UNDER OVER-ALLOTMENT OPTION.

         (a) In the event the Over-Allotment Option is exercised, the Company shall sell to HSBC, on behalf of the Underwriters, at or prior to the Optional Closing Time, that number of Additional Units as set out in the notice provided in accordance with section 5. At the Optional Closing Time, the Company shall deliver to HSBC on behalf of the Underwriters:

                  (i) in Toronto, Ontario or as otherwise directed by HSBC on behalf of the Underwriters, the certificates representing the number of Common Shares and Warrants comprising the Additional Units to be purchased by the Underwriters, registered in such name or names as shall be designated by HSBC on behalf of the Underwriters not less than 24 hours prior to the Optional Closing Time, against payment by the Underwriters to the Company of the purchase price therefor by wire transfer or other payment method acceptable to the parties; and

                  (ii) payment from the Company (by payment method acceptable to the parties) in an amount equal to 4.5% of the aggregate purchase price for their respective Additional Units being purchased by the Underwriters, payable to HSBC on behalf of the Underwriters, for their services in connection with the issuance and sale of such Additional Units, which shall be a several obligation to the extent of Additional Units sold.

         (b) The obligation of the Underwriters to complete the purchase of the Additional Units hereunder if the Over-Allotment Option granted pursuant to section 5 hereof is exercised, is subject to the satisfaction of the following conditions, which conditions are for the sole benefit of the Underwriters and may be waived in writing, in whole or part, by the Underwriters in their discretion:

                  (i) no order, ruling or determination having the effect of ceasing the trading or suspending the sale of any securities of the Company has been issued and no proceedings for such purpose have been instituted or are pending contemplated or threatened;

                  (ii) the receipt by the Underwriters of certificates signed by the Company as referred to and described in section 13, dated the date of the Optional Closing Time and acceptable in all reasonable respects to the Underwriters and counsel to the Underwriters;

                  (iii) the receipt of opinions from counsel and a long form auditors comfort letter as referred to and described in section 13 dated the date of the Optional Closing Time and acceptable in all reasonable respects to the Underwriters and counsel to the Underwriters; and

                  (iv) the receipt of such other documents as reasonably requested by the Underwriters or their counsel.

16.               UNITED STATES SELLING RESTRICTIONS, REPRESENTATIONS AND
                  COVENANTS.

         (a) For the purposes of this section 16, the following terms shall have the meanings indicated:

                  (i) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902 of Regulation S, without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

                  (ii) "Foreign Issuer" means "foreign issuer" as that term is defined in Rule 902 of Regulation s;

                  (iii) "Institutional Accredited Investor" means an investor that satisfies one or more of the criteria set forth in Rule 501(a)(l), (2), (3) or (7) of Regulation D;

                  (iv) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

                  (v) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

                  (vi) "SEC" means the United States Securities and Exchange Commission;

                  (vii) "Securities" means the Units, the securities underlying the Units, including the Common Shares and the Warrants, and the Warrant Shares;

                  (viii) "Selling Firms" means the dealers and brokers other than the Underwriters, if any, who participate in the offer of the Units pursuant to the Underwriting Agreement;

                  (ix) "Subscription Agreement" means the form of agreement attached hereto as Schedule "D";

                  (x) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902 of Regulation S;

                  (xi) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

                  (xii) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

                  (xiii) "U.S. Person" means "U.S. person" as that term is defined in Rule 902 of Regulations;

                  (xiv) "U.S. Placement Agent" means a U.S. broker-dealer affiliate of an Underwriter that offers Units in the United States or to or on behalf of any U.S. Person pursuant to this Agreement; and

                  (xv) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

                  Unless otherwise defined in this section 16, all additional initially capitalized terms used herein continue to have the meaning ascribed thereto in this Agreement.

         (b)      The Underwriters severally but not jointly:

                  (i) acknowledge that the Securities have not been and will not be registered with the SEC under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

                  (ii) agree that neither they, nor any member of the Selling Finns, nor any of their respective affiliates: (A) have engaged or will engage in any Directed Selling Efforts with respect to the Units,
                           (B) except to the extent permitted by subsection (c) of this section 16, have made or will make (i) any offer to sell or solicitation of an offer to buy any of the Units to any person or (ii) any sale of the Units to any person unless (1) the offer is not made to any U.S. person or person in the United States,
                           (2) the seller of such Units and any person acting on its behalf reasonably believe that at the time such person placed the order to purchase Units such person was outside the United States and (3) such sale is otherwise in compliance with the applicable requirements of Regulation S, (C) have taken or will take any action which would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act, or (D) have solicited or will solicit offers for, or have made or will make offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) or in any manner involving a public offering within the meaning of the U.S. Securities Act;

                  (iii) represent that all offers and sales of the Securities in the United States were made to Institutional Investors;

                  (iv) agree that all purchasers of Units in the United States or that are U.S. Persons or are purchasing Units on behalf of a U.S. Person (each, a U.S. Purchaser) shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Regulation D or another exemption from registration thereunder;

                  (v) agree that all offers of the Units in the United States or to or on behalf of any U.S. Person will be made by the U.S. Placement Agents in compliance with all applicable United States federal and state laws with respect to the registration and conduct of securities brokers and dealers;

                  (vi) agree that they have caused or will promptly cause each member of the Selling Firms to acknowledge in writing its awareness of and agreement to be bound by and shall use their best efforts to ensure that each member of the Selling Firms complies with the provisions of this section 16 in connection with all offers and sale of the Units;

                  (vii) represent that their respective broker-dealer affiliated U.S. Placement Agents are duly registered brokers or dealers with the SEC and are members of, and in good standing with, the National Association of Securities Dealers, Inc. on the date such representation is given;

                  (viii) agree that they have not used and will not use any written material in connection with the offering of the Units in the United States other than the U.S. Private Placement Memorandum, including the Final Prospectus (together, the "Offering Documents");

                  (ix) represent that prior to the sale of any Securities in the United States, it caused each U.S. Purchaser to sign a Subscription Agreement containing representations, warranties and agreements to the Company substantially similar to those set forth in Schedule "D" to this Agreement; and

                  (x) represent that immediately prior to transmitting the Offering Documents to offerees in the United States or to or on behalf of any U.S. Person, the Underwriter and the U.S. Placement Agent had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor and, on the date of this representation they continue to believe that each U.S. Purchaser is an Institutional Accredited Investor.

         (c) It is understood and agreed that the Units may be offered by the Underwriters and members of the Selling Firms in the United States only in compliance with all applicable state securities ("blue sky") laws of the United States and in a transaction exempt from the registration requirements of the U.S. Securities Act, pursuant to Rule 506 of Regulation D, to Institutional Accredited Investors, provided that each purchaser pursuant to this paragraph (c) shall execute and deliver a Subscription Agreement; provided however, that sales of Units in the United States may only be made if prior to any such sale each purchaser shall have been provided with the Final Prospectus and the U.S. Private Placement Memorandum.

         (d) The Underwriters have not entered, and will not enter, into any contractual arrangement without the prior written consent of the Company with respect to the distribution of the Units, except (i) with their affiliates,
                  (ii) with the U.S. Placement Agents, or (iii) with members of the Selling Firms in accordance with this section 16.

         (e) At the Time of Closing, each Underwriter shall cause its respective U.S. Placement Agent to deliver a certificate, substantially in the form of Schedule E to this Agreement, relating to the manner of the offer and sale in the United States of the Units.

         (f)      The Company:

                  (i) represents that the Company at the date hereof is, and on the Closing Date will be, a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;

                  (ii) represents and agrees that neither it nor any of its affiliates (A) has engaged or will engage in any Directed Selling Efforts with respect to the Securities, (B) except to the extent permitted by subsection (c) of this Section 16, have made or will make (i) any offer to sell or solicitation of any offer to buy any of the Securities to any person or
                           (ii) any sale of the Securities to any person unless
                           (1) the offer is not made to any U.S. Person or person in the United States, (2) the seller of such Securities and any person acting on its behalf reasonably believe that at the time such person placed the order to purchase Securities such person was outside the United States and (3) such sale is otherwise in compliance with the applicable requirements of Regulation S, (C) have taken or will take any action which would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act, or (D) have solicited or will solicit offers for, or have made or will make offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) or in any manner involving a public offering within the meaning of the U.S. Securities Act;

                  (iii) represents that the Company is not, and agrees to use its best efforts not to become at any time prior to the expiration of three years after the Closing Date, an "investment company" as defined in the United States Investment Company Act of 1940;

                  (iv) agrees to use its best efforts to remain a Foreign Issuer for a period of three years after the Closing Date;

                  (v) agrees that it will notify CIBC Mellon Trust Corporation as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S;

                  (vi) represents and agrees that neither the Company nor any of its affiliates has taken or will take any action which would cause the exemptions afforded by Rule 506 of Regulation D to be unavailable for the offer and sale of the Securities pursuant to the Underwriting Agreement; and

                  (vii) it has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Securities.

         (g) Neither the Company nor any of its predecessors or affiliates (as defined in the U.S. Securities Act) has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

         (h) The Company will, within fifteen (15) days after the first sale of Units in the United States, prepare and file with the SEC a notice on Form D with respect to the Units and will file all amendments required to be filed as a result of subsequent sales of Securities in the United States. The Company shall also prepare and file within prescribed time periods any notices required to be filed with state securities authorities under applicable blue sky laws in connection with any Securities sold pursuant to Rule 506 of Regulation D.

17.               INDEMNIFICATION.

         (a) The Company agrees to indemnify and save harmless each of the Underwriters, each of their subsidiaries and affiliated companies and each and every of their respective directors, officers, employees, partners, agents, each other person, if any, controlling the Underwriters or any of their subsidiaries, and each shareholder of the Underwriters (each, an "Underwriter Indemnified Party") from and against any and all losses (other than a loss of profits), costs, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Underwriter Indemnified Party or in enforcing this indemnity (collectively an "Underwriter Claim") to which any Underwriter Indemnified Party may become subject or otherwise involved, in any capacity insofar as such Claims relate to, are caused or incurred, directly or indirectly, by reason of:

                  (i) any statement made in this Agreement or in any certificate delivered to the Underwriters pursuant to this Agreement by such person which at the time and in light of the circumstances under which it was made is or is alleged to be untrue;

                  (ii) any statement or information contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material (other than any statement or information relating solely to the Underwriters and provided by the Underwriters for inclusion in such document) which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or is or is alleged to be untrue, false or misleading in light of the circumstances in which it was made;

                  (iii) the omission or alleged omission to state in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material any material fact (other than a material fact relating solely to the Underwriters and provided by the Underwriters for inclusion in such document) required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances under which it was made;

                  (iv) the Company not complying with any requirements of applicable Securities Laws or U.S. securities laws other than in respect of any matter or thing contemplated by or included in subsections 1.7(a)(i), (ii), (iii), (v) or (vi) hereof;

                  (v) any order made or inquiry, investigation or proceeding (formal or informal) commenced or threatened by any officer or official of any of the Securities Commissions or any other securities regulatory authority or by any other competent authority based upon the circumstances applicable to the Company described in subsections 17(a)(ii), (iii) or (iv) above or otherwise which operates to prevent or restrict trading in or distribution of the Units or Common Shares or Warrants in any of the Qualifying Provinces or elsewhere; or

                  (vi) any breach of any representations, warranties, covenants or agreements of the Company contained in this Agreement or given pursuant to this Agreement.

                  The Company agrees that no Underwriter Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company, or to any person asserting claims on behalf of or in right of the Company for or in connection with this Agreement, except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the gross negligence, wilful misconduct or fraud of such Underwriter Indemnified Party.

         (b) The indemnifications contained in this section 17 do not and shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

                  (i) the Underwriter Indemnified Party has been grossly negligent or has committed wilful misconduct or a fraudulent act in the course of their performance of their obligations pursuant to this Agreement; and

                  (ii) the Claim, as to which indemnification is claimed, was directly caused by the gross negligence, wilful misconduct or fraud referred to in (i).

         (c) No admission of liability and no settlement of any Claim in respect of which indemnification may be sought hereunder shall be made without the consent of the relevant Underwriter Indemnified Party, such consent not to be unreasonably withheld or delayed. No admission of liability shall be made by the relevant Underwriter Indemnified Party without the consent of the Company and the Company shall not be liable for any settlement of any Claim made without its consent, such consent not to be unreasonably withheld or delayed. Any such settlement shall include a release of each Underwriter Indemnified Party from any liabilities arising out of such Claim.

         (d) Promptly after receipt by an Underwriter Indemnified Party of notice of the commencement of any Claim in respect of which it may be entitled to be indemnified by the Company hereunder, such Underwriter Indemnified Party shall notify the Company thereof, but the omission to so notify the Company will not relieve the Company from any liability which they may have to any Underwriter Indemnified Party under this section 17 except and only to the extent that such delay or failure to give notice as herein required prejudices the defense of such Claim or results in any material increase in liability which the Company has under this Agreement.

                  In case any such Claim is made against any Underwriter Indemnified Party, and the Underwriter Indemnified Party notifies the Company thereof, the Company will assume the defense thereof, including the employment of counsel and the payment of all expenses and throughout the course thereof, the Company will provide copies of all relevant documentation to the Underwriter Indemnified Party, will keep the Underwriter Indemnified Party advised of the progress thereof and will discuss with the Underwriter Indemnified Party all significant actions proposed unless precluded from doing so by law or court order. The Underwriter Indemnified Party shall have the right to elect to employ their own separate counsel in any such action or investigation and participate in the defence thereof but the fees and expenses of such counsel shall be at its expenses unless:

                  (i) the employment thereof has been specifically authorized by the Company in writing;

                  (ii) the Company has failed within a reasonable time after receipt of such written notice to assume the defence of such Claim on behalf of the Underwriter Indemnified Party and employ counsel therefor; or

                  (iii) in the reasonable belief of the Underwriter Indemnified Party there are defences available to the Underwriter Indemnified Party which are required to be advanced by separate counsel because of an actual or potential conflict of interest or any similar reason.

                  In the event the Underwriter Indemnified Party exercises its right to employ their own counsel and either (i), (ii) or
                  (iii) above applies, the reasonable fees and expenses of such counsel as well as the reasonable costs and out-of-pocket expenses incurred by the Underwriter Indemnified Party in connection therewith shall be paid by the Company as they occur.

                  The Company shall pay the Underwriter Indemnified Party their standard per diem rates for each of their employers, directors and officers who are required to attend or give evidence at or for any hearing, action or other proceeding in connection with any Claim.

         (e) The Company hereby constitutes each Underwriter as a trustee for its Subsidiaries and affiliated companies and their respective directors, officers, employees, shareholders, partners and agents, each other person, if any, controlling the Underwriter or any of their subsidiaries and each shareholder of the Underwriter (the "Underwriter Related Party") for the covenants of the Company contained in this section 17 with respect to the Underwriter Related Party and each Underwriter agrees to accept such trust and to hold it and such covenants on behalf of their Underwriter Related Party;

         (f) The Company hereby waives its rights to recover contribution from any of the Underwriters or any other Underwriter Indemnified Party with respect to any liability of the Company by reason of or arising out of any misrepresentation contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum or in any Supplementary Material; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of any misrepresentation which is based upon or results from a statement or information relating solely to the Underwriters contained in such document and which statement or information was provided by the Underwriters for inclusion in such document

18.               CONTRIBUTION.

         (a) If for any reason (other than the occurrence of any of the events in subsections 17(b)(i) and 17(b)(ii)) the indemnification provided for in section 17 is unavailable, in whole or in part, to an Underwriter Indemnified Party, or insufficient to hold it harmless, in respect of any Claims referred to in section 17 or claims, actions, suits or proceedings in respect thereof, and subject to the restrictions and limitation referred to therein, the Company shall contribute to the amount paid or payable as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriters on the other hand but also the relative fault of the Company and the Underwriters, as well as any relevant equitable considerations provided that the Company shall in any event contribute to the amount paid or payable by the Underwriters as a result of such Claims, any excess of such amount over the amount of the fees received by the Underwriters pursuant to this Agreement.

         (b) The relative benefits received by the Company on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds from the distribution of the Units (net of the fee payable to the

                  Underwriters but before deducting expenses) received by the Company is to the fee received by the Underwriters, in each case as set forth in the Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the statement, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in section 17 which resulted in such Claim in respect thereof relates to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in section 17;

         (c) If the Underwriter Indemnified Party has reason to believe that a claim for contribution may arise, they shall give the Company notice thereof in writing as soon as reasonably possible, but failure to notify the Company shall not relieve the Company of any obligation they may have to the Underwriter Indemnified Party under this section 18;

         (d) Notwithstanding any other provision of this section 18, no person guilty of gross negligence, wilful misconduct, or fraud in respect of the claim for contribution shall be entitled to contribution from any person who was not guilty of such negligence, wilful misconduct or fraud;

         (e) The rights to contribution provided herein shall be in addition to and not in derogation of any other right to contribution which the Underwriter Indemnified Party may have by statute or otherwise at law;

         (f) With respect to this section 18, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective Underwriter Related Party;

         (g) The parties hereto covenant and agree that to the extent that any Underwriter Related Party is not a signatory hereto, the Underwriters shall be entitled to hold the benefit of the indemnity and contribution rights contained herein for and on behalf of such Underwriter Related Party and shall be entitled to enforce such rights on their behalf as if each such Underwriter Indemnified Party were a signatory hereto;

         (h) The rights and remedies of the Underwriter Indemnified Party set forth in section 17 and this section 18 and in each subsection hereof are, to the fullest extent possible in law, mutually exclusive and are cumulative and not alternative and the election by the Underwriter Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of such other rights and remedies, and are in addition to any other rights the Indemnified Party may have by statute or otherwise at law;

         (i) It is expressly acknowledged and agreed that the indemnity and contribution provisions contained in section 17 and this section 18 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the

                  Underwriter, any closing of the transactions herein or any termination of this Agreement.

19. EXPENSES. Whether or not the transactions herein contemplated are completed, all reasonable costs and expenses of and incidental to the issue of the Units, if any, and the sale and delivery thereof to the Underwriters and of and incidental to all other matters in connection with the transactions contemplated herein shall be borne by the Company, including, without limitation, the cost of preparation and printing of all the documents contemplated hereby (including all costs of printing the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum, any Supplementary Material, and the Underwriters' reasonable requirements of commercial copies of each thereof), all costs, expenses and fees (including filing fees) in connection with qualifying the Units for sale to the public in all Qualifying Provinces and listing the Common Shares, Warrants and Warrant Shares on the TSX, all costs and expenses in connection with sales of the Units in the United States and elsewhere, all marketing and travel expenses, all costs and expenses in connection with the preparation and issue of the certificates for the Common Shares and Warrants, the reasonable fees, charges and expenses of counsel and auditors of the Company, the reasonable fees and disbursements of the Underwriters' legal counsel (subject to a maximum of $100,000 in legal fees, exclusive of taxes and disbursements), and all applicable taxes. All fees and expenses of the Underwriters will be payable by the Company at the Time of Closing (and, if applicable, at the Optional Closing Time) or upon receipt by the Company of a detailed invoice from the Underwriters, and will be payable whether or not the Offering is completed.

20. ALL TERMS TO BE CONDITIONS. The Company agrees that the conditions contained in section 13 hereof will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use all best efforts to cause all such conditions to be complied with. All representations, warranties, covenants and other terms of this Agreement shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them or any of the conditions set out in section 13 shall entitle the Underwriters to terminate their obligation to purchase the Units, by written notice to that effect given to the Company at or prior to the Time of Closing or the Optional Closing Time, as the case may be. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.


21.               TERMINATION BY UNDERWRITERS IN CERTAIN EVENTS.

         (a) If at any time during the period commencing on the date hereof and ending at the Time of Closing or, if applicable, the Optional Time of Closing:

                  (i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of any of the Underwriters seriously adversely affects, or involves, or would be expected to seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its

                           Subsidiaries, taken as a whole, or the market price or value of the Common Shares;

                  (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is instituted or any order or ruling is issued or made by any federal, provincial, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality in Canada, the United States or elsewhere, including without limitation, either the TSX, NASDAQ or any securities regulatory authority in such jurisdictions (other than an inquiry, action, suit, proceeding, investigation or order based solely on the activities or alleged activities of the Underwriters) or any law or regulation is promulgated or changed, which in any Underwriter's reasonable opinion, operates to prevent or restrict the trading or distribution of the Units, Warrants or Common Shares of the Company or could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares;

                  (iii) there should occur any material change, a change in any material fact or other change such as is contemplated in section 9 or 21 herein which, in the reasonable opinion of the Underwriters or any one of them, results or could reasonably be expected to result in the purchasers of a material number of Units exercising their right under any of the Securities Laws to withdraw from their purchase thereof or could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares; or

                  (iv) the Underwriters or their representatives, through their due diligence investigations, discover any misrepresentation, or there is in the reasonable opinion of the Underwriters a material adverse change or a change in a material fact or a new material fact which could reasonably be expected to have a material adverse effect on the business, affairs or operations of the Company and its Subsidiaries on a consolidated basis or on the market price or value of the Common Shares, each of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Company as hereinafter provided at or prior to the Time of Closing or the Optional Time of Closing, as the case may be.

         (b) Any termination by the Underwriters pursuant to the provisions hereof shall be effected by notice in writing delivered or sent by facsimile to the Company at its address as herein set out. The rights of termination contained in this section 21 are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Company in respect of any matters contemplated by this Agreement. In the event of any such termination by the Underwriters of their obligations under this Agreement the Company shall continue to be liable to the Underwriters under this Agreement, and in particular Sections 17, 18 and 19 hereof.

                                      -40

22. OVER-ALLOTMENT. In connection with the distribution of the Units, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares or Warrants at levels above those which might otherwise prevail in the open market in compliance with Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time. No such stabilizing transactions will take place in Australia or on the ASX.

23. SURVIVAL. The respective representations, warranties, agreements, covenants, indemnities and contribution obligations of the Company set forth in this Agreement, or contained in any certificates or documents submitted pursuant to or in connection with the transaction herein referred to, shall survive the Closing Date and the Optional Closing Time, if applicable, and remain in full force and effect thereafter, unaffected by any subsequent disposition of the Units by an Underwriter or the termination of an Underwriter's obligations and shall not be limited or prejudiced by:

         (a) any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus, the U.S. Private Placement Memorandum or any Supplementary Material; and

         (b)      delivery of and payment for the Units.

24. OBLIGATIONS OF THE UNDERWRITERS TO BE SEVERAL. Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Units shall be several (and not joint or joint and several). The percentage of the Units to be severally purchased and paid for by each of the Underwriters shall be as follows:

                  HSBC Securities (Canada) Inc.   -    27.66%
                  GMP Securities Ltd.             -    27.66%
                  CIBC World Markets Inc.         -    27.66%
                  UBS Securities Canada Inc.           17.0 %

                  If an Underwriter (a "Refusing Underwriter") shall not complete the purchase and sale of the Units which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the "Continuing Underwriters") shall be entitled, at their option, to purchase all but not less than all of the Units which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Units to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Units pursuant to the foregoing:

         (a) the Continuing Underwriters shall not be obliged to purchase any of such Units;

         (b) the Company shall not be obliged to sell less than all of the Offered Units; and

         (c) the Company shall be entitled to terminate their obligations under this Agreement arising from its acceptance of this offer, in which event there shall continue to be further liability on the part of the Company, in particular in respect of Sections 17, 18 and 19.

25. ACTION BY UNDERWRITERS. Except in respect of any matter referred to in section 21, or any settlement under sections 17, 18 or otherwise hereunder, all steps which must or may be taken by the Underwriters in connection with the closing of the Offering may be taken by HSBC on behalf of itself and the other Underwriters, and the execution of this Agreement by the Underwriters and the Company will constitute the Company's authority and obligation for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Securities to or to the order of the other Underwriters. HSBC will consult with the other Underwriters with respect to all material notices, waivers, extensions or similar communications to or with the Company.


26.               NOTICES.

         (a) Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication (a "Communication") that is or may be given or made hereunder shall be in writing addressed as follows:

                  If to the Company, addressed and sent to:

                           Ivanhoe Mines Ltd.
                           Suite 654, 999 Canada Place
                           Vancouver, BC  V6C 3E1

                           Attention: Robert M. Friedland, Chairman & Chief
                                      Executive Officer
                           Fax No.:   (604) 278-1837

                  With a copy to:

                           Goodmans
                           Suite 1900 - 355 Burrard Street
                           Vancouver, BC V6C 2G8

                           Attention: Paul Goldman
                           Fax No.:   (604) 682-7131

                  If to the Underwriters, addressed and sent to:

                           HSBC Securities (Canada) Inc.
                           Suite 5300, TD Centre
                           TD Bank Tower
                           Toronto, ON M5K 1E7

                           Attention: Jeff Allsop, Director, Corporate Finance
                           Fax No.:   (416) 369-9498

                           GMP Securities Ltd.
                           Suite 1100 - 145 King Street West
                           Toronto, Ontario M5H 1J8

                           Attention: Eugene McBurney, Managing Partner
                           Fax No.:   (416) 943-6160

                           CIBC World Markets Inc.
                           P.O. Box 500, BCE Place
                           161 Bay Street
                           Toronto, Ontario M5J 2S8

                           Attention: Rick McCreary, Executive Director
                           Fax No.:   (416) 594-8848

                           UBS Securities Canada Inc.
                           Suite 4100, P.O. Box 617
                           161 Bay Street
                           Toronto, Ontario M5J 2S1

                           Attention: Steven Latimer, Executive Director
                           Fax No.:   (416) 364-9296

                  With a copy to:

                           Fasken Martineau DuMoulin LLP
                           Barristers and Solicitors
                           Suite 2100 - 1075 West Georgia Street
                           Vancouver, British Columbia V6E 3G2

                           Attention: Lata C. Casciano
                           Fax No.:   (604) 632-4746

                  or to such other address as any of the parties may designate by notice given to the others.

         (b) Each Communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a Communication which is personally delivered shall, if delivered before 5:00 p.m. (Vancouver time) on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and (ii) a Communication which is sent by facsimile transmission shall, if sent on a business day and the machine on which it is sent receives the answerback code of the party to whom it is sent before 5:00 p.m. (Vancouver time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is sent.

27.               MISCELLANEOUS.

         (a) No party may assign any of its rights or obligations hereunder without the consent of the other parties hereto.

         (b) This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Company and their respective successors, permitted assigns and legal representatives.

         (c) This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

         (d) Unless otherwise noted, all funds referred to in this Agreement shall be in Canadian dollars.

         (e) Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

         (f) If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of the Agreement and shall be severable from this Agreement.

         (g) This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

         (h) This Agreement may be executed by the parties and transmitted by facsimile and, if so executed and transmitted, this Agreement will for all purposes be as effective as if the parties had delivered an executed original Agreement.

                  If this letter accurately reflects terms of the transactions which we are to enter into and are agreed to by you, please your acceptance by executing this letter where indicated below and returning it to us.

Yours very truly,

HSBC SECURITIES (CANADA) INC.               GMP SECURITIES LTD.

By:  "Jeffrey B. Allsop"                    By:  "Mark Wellings"
    ------------------------------------        --------------------------------

CIBC WORLD MARKETS INC.                     UBS SECURITIES CANADA INC.

By:  "David A. Scott"                       By:  "Steven A. Latimer"
    ------------------------------------        --------------------------------

The foregoing offer is accepted and agreed to by us as of the date first above written.

IVANHOE MINES LTD.

By:  "Beverly Bartlett"
    ------------------------------------

                                  SCHEDULE "A"

                             PRINCIPAL SUBSIDIARIES

Bagan Holdings Ltd. (BVI)

Ivanhoe Myanmar Holdings Ltd. (BVI)

Ivanhoe Myanmar Holdings Limited (Myanmar)

Myanmar Ivanhoe Copper Company Limited (Myanmar)

Ivanhoe Mines Mongolia Inc. (BVI)

Ivanhoe Mines Mongolia Inc. (Mongolia)

ABM Mining Limited (Yukon)

Goldamere Holdings (Canada) Limited (Yukon)

Ivanhoe Australia Pty. Ltd. (Australia)

Goldamere Pty Ltd. (Australia)

                                  SCHEDULE "B"

               OUTSTANDING CONVERTIBLE OR EXCHANGEABLE SECURITIES

5,760,000 special warrants exercisable for 6,336,000 Common Shares (including Common Shares issuable upon exercise of warrants underlying the special warrants).

10,330,554 options.

115,207 Common Shares approved for issuance to CIBC World Markets Inc.

                                  SCHEDULE "C"

                          OYU TOLGOI PROJECT (MONGOLIA)

Mongolian Mineral Exploration License No.:

66X
66X-1
66X-2
66X-3
3677X
5979X
6360X
6358X
6359X

                                  SCHEDULE "D"
                           U.S. SUBSCRIPTION AGREEMENT

                        SUBSCRIPTION AGREEMENT FOR UNITS

TO:         IVANHOE MINES LTD. (THE "CORPORATION")

AND TO: HSBC SECURITIES (CANADA) INC., GMP SECURITIES LTD., CIBC WORLD MARKETS INC. AND UBS SECURITIES CANADA INC. (COLLECTIVELY, THE "UNDERWRITERS")

The undersigned (hereinafter referred to as the "SUBSCRIBER") hereby irrevocably subscribes for and agrees to purchase the number of units, each unit consisting of one common share and one-half of one common share purchase warrant (collectively, the "UNITS") of the Corporation for the aggregate subscription price set forth below, representing a subscription price of Cdn.$10.50 per Unit, upon and subject to the terms and conditions set forth in the "Terms and Conditions of Subscription for Units of Ivanhoe Mines Ltd." attached hereto (the "TERMS AND CONDITIONS"). This page plus the Terms and Conditions and any Schedules attached thereto, are collectively referred to as the "SUBSCRIPTION AGREEMENT".


                                           NUMBER OF UNITS: ____________________
_________________________________________
(Name of Subscriber - please print)

                                           AGGREGATE SUBSCRIPTION PRICE: $______
By:  ____________________________________
      Authorized Signature

_________________________________________  IMPORTANT: PLEASE INITIAL WHERE
(Official Capacity or Title - please                  APPLICABLE ON THE NEXT
print)                                                PAGES

_________________________________________  IF THE SUBSCRIBER IS SIGNING AS AGENT
(Please print name of individual whose     FOR A PRINCIPAL,COMPLETE
signature appears above if different       THE FOLLOWING
than the name of the subscriber printed
above.)
                                           _____________________________________
_________________________________________  Name of Principal
(Subscriber's Address, including postal
code)
                                           _____________________________________
_________________________________________  Principal's Address
(Telephone Number)      (E-mail Address)
                                           _____________________________________
                                           (Telephone Number)  (E-mail Address)

REGISTER THE UNITS AS SET FORTH BELOW:     DELIVER THE UNITS AS SET FORTH BELOW:

_________________________________________  _____________________________________
(Name)                                     (Name)

_________________________________________  _____________________________________
(Account Reference, if applicable)         (Account Reference, if applicable)

_________________________________________  _____________________________________
(Address, including postal code)           (Contact Name)    (Telephone Number)

_________________________________________  _____________________________________
                                           (Address, including postal code)


_________________________________________  _____________________________________

                                           _____________________________________

ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the Terms and Conditions and the Corporation represents and warrants to the Subscriber that the representations and warranties made by the Corporation to the Underwriters in the Underwriting Agreement (as defined herein) are true and correct in all material respects as of the Closing Date (as defined herein) (save and except as waived in whole or in part by the Underwriters) and that the Subscriber is entitled to rely thereon and on the terms, conditions and covenants contained in the Underwriting Agreement as if the Subscriber were a party thereto.

IVANHOE MINES LTD.

Per:
     __________________________               __________________________, 2003.

                TERMS AND CONDITIONS OF SUBSCRIPTION FOR UNITS OF
                               IVANHOE MINES LTD.

THE OFFERING

1. The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that the Units subscribed for by it hereunder form part of a larger offering by the Corporation of Cdn.$131,250,000 of Units (the "OFFERING") pursuant to an Underwriting Agreement dated as of December 8, 2003 among the Corporation and the Underwriters (the "UNDERWRITING AGREEMENT").

2. The undersigned hereby irrevocably subscribes for and agrees to purchase from the Corporation the number of Units set forth on page one of the Subscription Agreement for the Aggregate Subscription Price, representing a subscription price of Cdn$10.50 per Unit. Each Unit is comprised of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "Warrant") will entitle the holder to purchase one additional Common Share at a price of Cdn$12.00 at any time until the date that is one year following the Closing Date (as defined herein) and at a price of Cdn$12.50 at any time thereafter until the date that is two years following the Closing Date (as defined herein). The Units, the Common Shares and Warrants comprising the Units and the Common Shares underlying the Warrants are collectively referred to herein as the "SECURITIES."

REPRESENTATIONS, WARRANTIES AND COVENANTS BY U.S. SUBSCRIBER

3. The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that this subscription is not subject to any minimum subscription level and that THIS SUBSCRIPTION IS SUBJECT TO REJECTION OR APPORTIONMENT BY THE CORPORATION AT ITS SOLE DISCRETION IN WHOLE OR IN PART. The Subscriber should set out the total number of Units requested and, if applicable, the minimum number of Units the Subscriber is prepared to subscribe for where indicated on the face page of this agreement.

4. The Subscriber represents and warrants that it is authorized to consummate the purchase of the Units.

5. The Subscriber understands and acknowledges that the Securities comprising the Units and the Common Shares underlying the Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the "SECURITIES ACT"), or the securities laws of any state of the United States and may not be offered or sold within the United States or to a U.S. Person, except that the Securities may be offered and sold to institutional "accredited investors" that satisfy one or more of the criteria set forth in subsections (1), (2), (3) or (7) of Rule 501(a) of Regulation D ("INSTITUTIONAL ACCREDITED INVESTORS") under the Securities Act, in reliance on the exemptions from such registration provided by the Securities Act. In that regard, the Units are being offered hereby in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act to a limited number of Institutional Accredited Investors.

6. The Subscriber represents that it is an Institutional Accredited Investor and falls within at least one of the categories below, next to which it has placed its initial in the space designated therefor:

         INITIAL ONE OR MORE OF THE FOLLOWING CATEGORIES, AS APPLICABLE:

         ________ A bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 or business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940; a Small Business Investment Company licensed by the US Small Business Administration under Section 301(c) or
                           (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, a savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are Accredited Investors;

         ________          A private business development company as defined in
                           Section 202(a)(22) of the Investment Advisors Act of 1940;

         ________ An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of $5,000,000;

         ________ A trust, with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Units, whose purchase is directed by a sophisticated person as described in Rule 506 of Regulation D of the Securities Act.

7. The Subscriber agrees that if it decides to offer, sell or otherwise transfer or pledge all or any part of the Securities, it will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the Securities Act), directly or indirectly unless:

         (a)      the sale is to the Corporation;

         (b) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the Securities Act and in compliance with applicable local laws and regulations;

                  the sale is made pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder;

         (c) the Units are sold in a transaction that does not require registration under the Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and the Subscriber has furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect; or

         (d) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in this Subscription Agreement (except that such subsequent Subscription Agreement need not contain the representation set forth in paragraph (10) below) is executed by the subsequent purchaser and delivered to the Corporation prior to the sale.

8. The Subscriber understands and acknowledges that the Securities are "restricted securities" as defined in Rule 144 under the Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or state securities laws, the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

                  THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF IVANHOE MINES LTD. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO IVANHOE MINES LTD.,
                  (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM

                  REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO IVANHOE MINES LTD.

                  IF, AT ANY TIME IVANHOE MINES LTD. IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM IVANHOE MINES LTD. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO IVANHOE MINES LTD., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;

         provided, that if, at the time the Corporation is a "foreign issuer" as defined in Regulation S under the U.S. Securities Act, the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to the Corporation to the following effect (or as the Corporation may prescribe from time to time):

                  "The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of Ivanhoe Mines Ltd., (2) the offer of such securities was not made to a person in the United States and at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, (3) neither the seller nor any person acting on its behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S."

         If any such Units are being sold pursuant to Rule 144 of the Securities Act, the legend may be removed by delivery to the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the Securities Act or state securities laws.

9. The Subscriber understands that the Warrants may not be exercised in the United States or by or on behalf of a U.S. person (as defined in Regulation S under the Securities Act) unless exercised by the undersigned at such time as the representations and warranties made by the undersigned in this subscription agreement are then true and correct, or the purchaser has provided the Corporation with an opinion of counsel to the effect that the exercise of the Warrants by the holder is not subject to registration under the Securities Act or the securities laws of any state of the United States, and it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act or applicable U.S. state laws and regulations, the certificates representing the Warrants will bear a legend to the following effect:

                  THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE, AND THE CORPORATION RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO IT TO SUCH EFFECT, PROVIDED THAT A PERSON THAT PURCHASED WARRANTS DIRECTLY

                  FROM THE CORPORATION FOR ITS OWN ACCOUNT OR THE ACCOUNT OF A BENEFICIAL PURCHASER, THAT IS EXERCISING SUCH WARRANTS FOR ITS OWN ACCOUNT OR THE ACCOUNT OF SUCH BENEFICIAL PURCHASER WHEN SUCH PERSON AND ANY SUCH BENEFICIAL PURCHASER REMAIN INSTITUTIONAL ACCREDITED INVESTORS (AN INSTITUTION THAT SATISFIES ONE OR MORE OF THE CRITERIA SET FORTH IN SUBSECTIONS
                  (1), (2), (3) AND (7) OF RULE 501(A) OF REGULATION D OF THE U.S. SECURITIES ACT), NEED NOT PROVIDE AN OPINION OF COUNSEL UNLESS REQUESTED BY THE CORPORATION. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.

10. The Subscriber has received a copy of the Canadian Final Short-Form Prospectus, together with a U.S. covering memorandum, relating to the offering in the United States of the Units and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Units.

11. The Subscriber represents that it has such knowledge and experience in financial and business affairs as to be, or as a result of advice received from a registered person other than the Corporation or an affiliate or promoter thereof, capable of assessing the merits and risks associated with its proposed investment in the Units and it, or where it is not purchasing as principal, each beneficial purchaser, is able to bear the economic risk of loss of its investment hereunder.

12. The Subscriber acknowledges that it is not purchasing the Units as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

13. The Subscriber understands and acknowledges that the Corporation (i) is under no obligation to be or to remain a "foreign issuer," (ii) may not, at the time we sell the Units or at any other time, be a "foreign issuer," and (iii) may engage in one or more transactions which could cause the Corporation not to be a "foreign issuer." If the Corporation is not a "foreign issuer" at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (8) above.

14. The Subscriber acknowledges that the representations and warranties and agreements contained herein are made by the Subscriber with the intent that they may be relied upon by the Corporation in determining the Subscriber's eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Units. The Subscriber further agrees that by accepting the Units it shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Units and shall continue in full force and effect notwithstanding any subsequent disposition by it of the Units.

CLOSING

15. The closing of this subscription will take place at the Time of Closing on the Closing Date (as each of such terms are defined in the Underwriting Agreement) and in the manner set forth in the Underwriting Agreement.

16. At the Closing Time the Corporation is irrevocably entitled to the Subscription Price, subject to the rights of the Subscriber under this Agreement and any applicable laws and the rights of the Underwriters under the Underwriting Agreement and any applicable laws.

AUTHORITY OF UNDERWRITERS

17. The Underwriters, or any one of them are hereby appointed as the Subscriber's agent to act as the Subscriber's representative at the closing of the Offering for the purpose of all closing matters and deliveries of documents, including without limitation the delivery of certificates representing the Units, and the Underwriters, or any one of them, are hereby irrevocably authorized by the Subscriber to, in their sole discretion:

         (a) execute in the Subscriber's name and on its behalf all closing receipts and documents required;

         (b) negotiate and settle any amendments thereto, the terms relating to the Offering, any related documents, indentures and agreements and any opinions, certificates or other documents addressed to the Subscriber;

         (c) extend or shorten time periods, or to modify or waive, in whole or in part, any representations, warranties, covenants or conditions contained herein or in any agreement or document ancillary or related thereto whether for the benefit of the Subscriber or not, provided that any material waiver shall only be made with the Subscriber's consent; and

         (d) correct manifest errors or omissions in the information provided by the Subscriber in this Subscription Agreement and accompanying documents.

GENERAL

18. The Subscriber acknowledges that the representations, warranties and covenants contained herein including, without limitation, those set forth in Sections 3 to 17 are made with the intent that they may be relied upon by the Corporation and the Underwriters and their respective counsel in determining the Subscriber's eligibility to purchase the Units under the relevant securities legislation including, without limitation, the availability of exemptions from the registration requirements of applicable securities legislation in connection with the issuance of the Units to the Subscriber hereunder. The Subscriber further covenants that by the acceptance of the Units, it shall be representing and warranting that such representations and warranties are true as at the Closing Time as if made at that time. The Subscriber hereby agrees to indemnify the Corporation and the Underwriters and their respective directors, officers, employees, advisers, affiliates, shareholders and agents (including their respective legal counsel) against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur caused or arising from reliance thereon. The Subscriber undertakes to immediately notify the Corporation and the Underwriters of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time on the Closing Date.

19. The contract arising out of this Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia, without regard to the principles of conflicts of law of any jurisdiction and the Subscriber and the Corporation each irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

20.      Time shall be of the essence hereof.

21. This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

22. The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any counsel retained by the Subscriber) relating to the sale of the Units to the Subscriber shall be borne by the Subscriber.

23. The terms and provisions of this Subscription Agreement shall be binding upon and enure to the benefit of the Subscriber and the Corporation and their respective heirs, executors, administrators, successors and assigns; provided that, except for the assignment by a Subscriber who is acting as nominee or agent to the beneficial owner and as otherwise herein provided, this Subscription Agreement shall not be assignable by any party without prior written consent of the other parties.

24. The Corporation and the Underwriters will have the right to accept or reject the Subscriber's offer to subscribe for Units in whole or in part at any time at or prior to the Closing Time. Notwithstanding the foregoing, the Subscriber acknowledges and agrees that the acceptance of this Subscription Agreement will be conditional upon, among other things, the sale of the Units to the Subscriber being exempt from any registration requirements of applicable U.S. securities laws.

25. The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, agrees that this subscription is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder.

26. Subject to Section 17, neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

27. The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

28. All references herein to "$" means, unless otherwise specified, Canadian dollars.

                                  SCHEDULE "E"

                            UNDERWRITERS CERTIFICATE

                  In connection with the private placement in the United States of units, each unit consisting of one common share and one-half of a share purchase warrant (the "Units") of Ivanhoe Mines Ltd. (the "Company") pursuant to an Underwriting Agreement dated as of December 8, 2003, among the Company and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

         (i) each U.S. affiliate of each Underwriter (a "U.S. Placement Agents") who offered or sold Units in the United States is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

         (ii) all offers of Units by U.S. Placement Agents and sales of Units to Substituted Purchases by the Company in the United States were made only to Institutional Accredited Investors (as defined below);

         (iii) all offers of Units in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

         (iv) each offeree in the United States was provided with a copy of the U.S. Placement Memorandum which included the Final Prospectus filed in Canada for the offering of the Units;

         (v) immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional "accredited investor" that satisfied one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D (an "Institutional Accredited Investor") under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and, on the date hereof, we continue to believe that each Substituted Purchaser purchasing Units from the Company is an Institutional Accredited Investor;

         (vi) no form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States or to U.S. persons;

         (vii) the offering of the Units in the United States has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

         (viii) prior to any sale of Units in the United States we caused each U.S. purchaser to execute a U.S. Subscription Agreement in the form of Appendix IV to the Underwriting Agreement.

                  Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

                  Dated this ______________day of December, 2003.

HSBC SECURITIES (CANADA) INC.              GMP SECURITIES LTD.

By: _________________________________      By: _________________________________
          Name:                                Name:
          Title:                               Title:

CIBC WORLD MARKETS INC.                    UBS SECURITIES CANADA INC.

By: _________________________________      By: _________________________________
          Name:                                Name:
          Title:                               Title:

[U.S. PLACEMENT AGENTS]

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, such securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1 (telephone (604) 688-5755).

                              Short Form Prospectus

New Issue                                                      December 12, 2003

                               IVANHOE MINES LTD.

                                CDN.$131,250,000

                                12,500,000 UNITS
                     CONSISTING OF 12,500,000 COMMON SHARES
                                       AND
                           6,250,000 PURCHASE WARRANTS

This short form prospectus qualifies for distribution (the "Offering") 12,500,000 units ("Units") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") at a price of Cdn.$10.50 per Unit (the "Offering Price"). Each Unit consists of one common share in the capital of the Corporation ("Common Share") and one-half of one Common Share purchase warrant ("Purchase Warrant"). Each full Purchase Warrant will entitle the holder to purchase one Common Share at a price of Cdn.$12.00 at any time until the date that is one year following the closing of the Offering and at a price of Cdn.$12.50 at any time thereafter until the date that is two years following the closing of the Offering. See "Description of Purchase Warrants". The Common Shares and Purchase Warrants comprising the Units will separate immediately on the closing of the Offering.

                           PRICE: CDN.$10.50 PER UNIT

The Offering Price of the Units was determined by negotiation between Ivanhoe and HSBC Securities (Canada) Inc., GMP Securities Ltd., CIBC World Markets Inc. and UBS Securities Canada Inc. (collectively, the "Underwriters").

                                                                                                Net Proceeds to
                                                 Price to the Public   Underwriters' Fee(1)   the Corporation (2)
                                                 -------------------   --------------------   -------------------
Per Unit ..................................      $             10.50   $             0.4725   $           10.0275
Total .......................................    $       131,250,000   $          5,906,250   $       125,343,750

Note:

(1) Ivanhoe granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 1,800,000 Units at a price per Unit equal to the offering price hereunder (the "Offering Price") to cover over-allotments, if any. The Underwriters' Option will be exercisable for a period of 30 days following the closing date of the Offering. If the full Underwriters' Option is exercised, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be Cdn.$150,150,000, Cdn.$6,756,750 and Cdn.$143,393,250, respectively. This prospectus qualifies the distribution of the Underwriters' Option, and the additional Units (Common Shares and Purchase Warrants) issuable upon the exercise of the Underwriters' Option. See "Plan of Distribution".

(2) Before deducting expenses of this Offering, estimated to be approximately Cdn.$750,000 which will be paid from the net proceeds of the Offering.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by Ivanhoe and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Ivanhoe by Goodmans, Vancouver and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares and Purchase Warrants will be available for delivery at the closing of this Offering, which is expected to occur on or about December 19, 2003 (the "Closing Date"), or as otherwise agreed, but in any event no later than January 23, 2004. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution". The Units will qualify as investments under certain statutes as described herein under the "Eligibility for Investment".

The Common Shares are traded on the Toronto Stock Exchange (the "TSX") and the Australian Stock Exchange under the symbol "IVN" and are quoted on the NASDAQ National Market ("Nasdaq") under the symbol "HUGO". The price of the Common Shares at the close of business on December 11, 2003 was Cdn.$9.18 on the TSX and U.S.$6.99 on the Nasdaq.

The TSX has conditionally approved for listing the Common Shares and the Purchase Warrants to be distributed pursuant to the Offering, including the Common Shares issuable upon exercise of the Purchase Warrants, on the TSX. Listing of such Common Shares and Purchase Warrants is subject to the Corporation fulfilling all the listing requirements of the TSX on or before March 8, 2004, including prescribed distribution requirements.

                                TABLE OF CONTENTS

                                                                                PAGE
ELIGIBILITY FOR INVESTMENT....................................................    3
FORWARD LOOKING STATEMENTS....................................................    4
CURRENCY AND EXCHANGE RATES...................................................    4
DOCUMENTS INCORPORATED BY REFERENCE...........................................    5
NAME AND INCORPORATION........................................................    6
SUMMARY DESCRIPTION OF THE BUSINESS...........................................    8
CONSOLIDATED CAPITALIZATION...................................................    9
DESCRIPTION OF SHARE CAPITAL..................................................    9
DESCRIPTION OF PURCHASE WARRANTS..............................................   10
PLAN OF DISTRIBUTION..........................................................   11
USE OF PROCEEDS...............................................................   14
OTHER FINANCIAL INFORMATION...................................................   15
OTHER MATERIAL FACTS..........................................................   15
RISK FACTORS..................................................................   15
AUDITORS, TRANSFER AGENT AND REGISTRAR........................................   17
LEGAL MATTERS.................................................................   17
PURCHASERS' STATUTORY RIGHTS..................................................   17
CERTIFICATE OF IVANHOE MINES LTD..............................................   18
CERTIFICATE OF THE UNDERWRITERS...............................................   19
CONSENT OF DELOITTE AND TOUCHE LLP............................................   20

                           ELIGIBILITY FOR INVESTMENT

               In accordance with legislation in effect at the date of this prospectus and subject to compliance with the prudent investment standards and general investment provisions and restrictions contained in the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment policies, standards, procedures or goals and in certain cases, subject to the filing of such policies, standards, procedures or goals with the appropriate regulatory authorities, the Units offered by this prospectus would not, if issued on the date hereof, be precluded as investments under the following statutes:

               Insurance Companies Act (Canada)
               Pension Benefits Standards Act, 1985 (Canada) Trust and Loan Companies Act (Canada)
               Financial Institutions Act (British Columbia) Pension Benefits Standards Act (British Columbia) Insurance Act (Alberta)
               Heritage Savings Trust Fund Act (Alberta)
               Loan and Trust Corporations Act (Alberta)
               Employment Pension Plans Act (Alberta)
               The Insurance Act (Manitoba)
               The Trustee Act (Manitoba)
               The Pension Benefits Standards Act (Manitoba) Pension Benefits Act (Ontario)
               Loan and Trust Corporations Act (Ontario)

In the opinion of Goodmans, counsel to the Corporation, and Fasken Martineau DuMoulin LLP, counsel to the Underwriters, provided the Common Shares offered hereby are listed on a prescribed stock exchange (which currently includes the TSX), based on the law as of the date hereof the Common Shares and the Purchase Warrants constituting the Units would, if issued on the date hereof, be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans(collectively, "Registered Plans"). In the opinion of such counsel, based in part on a certificate of an officer of the Corporation, the Units would not as of the date hereof be considered foreign property under the Tax Act for trusts governed by Registered Plans.

                           FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in the documents incorporated by reference herein respecting reserves, resources, plans, objectives and future performance of Ivanhoe's business are forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, discussions about scoping studies and feasibility studies being performed on the Oyu Tolgoi Project (as defined below) and the use of proceeds of the Offering. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", or "continue" or the negative thereof or variations thereon or similar terminology. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity prices, unanticipated reserve and resource grades, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of government approvals, political risk and related economic risk, actual performance of plant, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference in this short form prospectus. See also "RISK FACTORS".

                           CURRENCY AND EXCHANGE RATES

In this short form prospectus, all references to "U.S.$" are to United States dollars and all references to "Cdn.$" are to Canadian dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

                          (Stated in Canadian dollars)

                               NINE MONTHS
                             ENDED SEPTEMBER
                                30, 2003                  YEAR ENDED DECEMBER 31
                           ------------------      --------------------------------
                                                    2002         2001         2000
End of period                   1.3504             1.5796       1.5928       1.4995
High for the period             1.5747             1.6184       1.6052       1.5601
Low for the period              1.3342             1.5155       1.4901       1.4349
Average for the period          1.4295             1.5703       1.5484       1.4859

The Bank of Canada noon buying rate on December 11, 2003 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.3263 (one Canadian dollar on that date equalled U.S.$0.7540).

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

          1.   Renewal Annual Information Form dated May 20, 2003 (the "AIF").

          2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon and including the management's discussion and analysis of financial condition and results of operations ("MD&A") for such periods.

          3. Comparative unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2003 and 2002, together with the MD&A for such periods.

          4. Management Information Circular dated April 15, 2003 prepared in connection with Ivanhoe's annual meeting of shareholders held on June 12, 2003 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices).

          5. Material Change Report dated March 7, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi gold and copper mineral project (the "Oyu Tolgoi Project") in Mongolia.

          6. Material Change Report dated July 31, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi Project, as amended by an Amended and Restated Material Change Report dated August 18, 2003.

          7. Material Change Report dated November 6, 2003 regarding the acquisition by Ivanhoe from BHP Minerals International Exploration Inc. ("BHP Exploration") of a 2% net smelter returns royalty over production from the Oyu Tolgoi Project.

          8. Material Change Report dated November 20, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi Project.

          9. Material Change Report dated December 12, 2003 regarding this Offering.

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commission or similar authority in each of the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR

SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH THE SECURITIES COMMISSION OF EACH OF THE PROVINCES OF CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe's North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

SUBSIDIARIES

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at the date of this short form prospectus are set out in the following chart.

                                   [FLOWCHART]

Note: All subsidiaries are wholly-owned unless otherwise indicated. "BVI" means British Virgin Islands.

                       SUMMARY DESCRIPTION OF THE BUSINESS

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in and conducts operations on mineral resource properties in Mongolia, Myanmar, Australia, China and Kazakhstan, and holds interests through investments in mineral resource properties in Mongolia, China, South Korea and Vietnam. The Corporation has identified the Oyu Tolgoi Project in Mongolia, the Monywa copper project in Myanmar (the "Monywa Copper Project") and the Savage River iron ore mine in Tasmania, Australia (the "Savage River Project") as the mineral resource properties material to Ivanhoe. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi Project), China, Myanmar (other than the Monywa Copper Project), South Korea and Vietnam are not considered material. A brief description of the Oyu Tolgoi Project is set forth below. For a more detailed description of all of the Corporation's properties see "Item 3. General Development of the Business" and "Item 4. Narrative Description of Business" on pages 9 through 52 of Ivanhoe's AIF and the financial statements, MD&A and material change reports incorporated by reference in this short form prospectus.

SUMMARY OF OYU TOLGOI PROJECT

The Oyu Tolgoi Project is a copper and gold mineral exploration project located in the South Gobi region of Mongolia. Ivanhoe acquired its interest in the Oyu Tolgoi Project in 2001 from BHP Exploration pursuant to a May 2000 earn-in agreement. BHP Exploration retained a 2% net smelter returns royalty (the "BHP Royalty"). In November 2003, the Corporation agreed to purchase the BHP Royalty for U.S.$37,000,000.

Ivanhoe has identified four occurrences of copper and gold mineralization on the Oyu Tolgoi property, the Southwest Oyu, Central Oyu, South Oyu and Hugo Dummet deposits. The Corporation has completed a series of substantial drilling programs to define the nature and extent of the mineralization in these deposits and has, to date, identified quantities of inferred mineral resources at all four deposits and indicated mineral resources at the Southwest Oyu deposit.

The Corporation continues to drill the property in order to better define the nature and extent of the mineralization to date on the property, particularly at the Hugo Dummet deposit, and to upgrade the previously identified inferred resources to the measured and indicated categories. The Corporation is also carrying out a scoping study on the project, which is expected to be completed in January 2004 and is investigating opportunities to establish new infrastructure or improve existing infrastructure necessary to support potential mine development and production.

The Corporation is in the process of negotiating a broadly-based, legally authorized global stability or concession agreement with the Government of Mongolia, the purpose of which is to maintain and/or enhance, for the Corporation's benefit, the Mongolian tax, fiscal and commercial environment over the life of the Oyu Tolgoi Project. The agreement is expected to address a range of matters including the following: project tax rates, confirmation of appropriate mining, land, license and infrastructure tenure necessary to carry out all exploration, mining, milling, processing, including smelting and refining, metallurgy and related activities over the life of the project, water resources and long term water rights, energy and transportation matters and approvals, labour and staffing requirements, mineral royalties, environmental protection requirements, assurances in connection with the Corporation's long term right to sell and export products from the project at international market prices, the right and entitlement to receive and dispose of hard currency income derived from such sale or export, reduction of, or exemption from, import and export duties, favourable bilateral border and customs matters, project duration, investor protection including matters relating to the purpose, amount and term of the investor's investment and dispute resolution mechanisms. As part of these negotiations, the parties are discussing an advance by the Corporation to the Government of up to U.S.$50 million on a basis to be negotiated, which may involve a prepayment or purchase of certain royalties and/or taxes that would otherwise accrue and become payable to the Government during the production phase of the project, a loan or on some other basis. See "Use of Proceeds". There can be no assurance that the negotiations with respect to the stability agreement will be successful or that the terms and conditions of the stability agreement will, in all events, be favourable to the Corporation.

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe's capitalization since December 31, 2002. The following table should be read in conjunction with Ivanhoe's comparative consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 and the notes that accompany them.

                                                         As at                  As at             As at
                                                    December 31, 2002     October 31, 2003    October 31,2003
                                                    -----------------     -----------------   ---------------
                                                         actual                actual          as adjusted(1)
                                                                            (unaudited)          (unaudited)
                                                                           (in U.S.$000's)
Loans Payable to Related Parties                       $    5,088            $       5,088       $      5,088
Long-term Debt (including current portion)                 29,300                   23,414             23,414
Shareholders' Equity
     Share Capital
         Common Shares                                    522,199                  612,233            706,635(2)
     Special Warrants                                      26,516                   49,930             49,930
     Additional Paid-in Capital                             1,508                    1,193(2)           1,193(2)
     Contributed Surplus (arising from stock-               3,520                    3,495(2)           3,495(2)
     based compensation)
     Accumulated Deficit                                 (364,751)                (422,332)(2)       (422,332)(2)
                                                       ----------            -------------       ------------
Total Consolidated Capitalization                      $  223,380            $     273,021       $    367,423
                                                       ==========            =============       ============

(1) The adjusted figures as at October 31, 2003 give effect to the issue of the Units under the Offering for gross proceeds of Cdn.$131,250,000 (approximately U.S.$99,447,000) and reflect estimated expenses of the Offering amounting to approximately Cdn.$750,000 (approximately U.S.$570,000). No amount of the gross proceeds has been allocated to the Purchase Warrants.

(2)  Represents an estimate.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). As of the date of this short form prospectus, there are 249,583,819 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe's articles of continuance, Ivanhoe's by-laws and in the Yukon Business Corporations Act, and its regulations.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. The holders of Common Shares may appoint a proxy in accordance with Ivanhoe's by-laws and the Yukon Business Corporation Act. Subject to the prior right of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Yukon Business Corporations Act nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except those voting rights which attach to any series of Preferred Shares as determined by the directors of the Corporation from time to time.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.

                        DESCRIPTION OF PURCHASE WARRANTS

The Purchase Warrants will be issued in registered form under a warrant indenture (the "Purchase Warrant Indenture") between the Corporation and CIBC Mellon Trust Company, in its capacity as the warrant trustee. The principal office of CIBC Mellon Trust Company in Vancouver, British Columbia and Toronto, Ontario will be the location at which the Purchase Warrants may be surrendered for exercise, transfer or exchange.

The Purchase Warrants will survive for a term of two years following the closing of the Offering. Each Unit issued hereunder will include one half of one Purchase Warrant. Each full Purchase Warrant will entitle the holder to purchase one Common Share at a price of Cdn.$12.00 at any time until the date that is one year following the closing of the Offering and at a price of Cdn.$12.50 at any time thereafter until the date that is two years following the closing of the Offering.

The Common Shares underlying the Purchase Warrants, when issued upon exercise of the Purchase Warrants, will be fully paid and non-assessable. The Corporation is not required to issue fractional Common Shares upon the exercise of Purchase Warrants and a holder of Purchase Warrants may not exercise less than one full Purchase Warrant at any time. A holder of Purchase Warrants will not possess any rights as a shareholder of the Corporation until he or she exercises the Purchase Warrants and acquires Common Shares.

Purchase Warrants may be exercised upon surrender of the warrant certificate on or before the expiry date of the Purchase Warrants at the principal office of CIBC Mellon Trust Company in Vancouver, British Columbia and Toronto, Ontario, with the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by money order, bank draft or certified cheque payable to or to the order of "Ivanhoe Mines Ltd.") for the number of Common Shares with respect to which the Purchase Warrants are being exercised.

The Purchase Warrant Indenture includes a provision in which the rights attached to the Purchase Warrants may be modified to the extent necessary to comply with the rules of the Australian Stock Exchange. The Purchase Warrant Indenture has been reviewed by the Australian Stock Exchange who have not required any amendments to the terms of the Purchase Warrants. Nevertheless, to the extent the rules or policies of the Australian Stock Exchange change in the future, such changes may result in amendments to the terms of the Warrants.

The Purchase Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Purchase Warrants and/or the exercise price per Common Share in the event of: (i) the subdivision or consolidation of the Common Shares or issuance of a stock dividend on the Common Shares or other distribution of Common Shares or securities convertible into Common Shares (other than a "dividend paid in the ordinary course", as defined in the Purchase Warrant Indenture); (ii) the issuance of rights, options or warrants to purchase Common Shares or securities convertible into Common Shares at less than 95% of the "current market price" (as defined in the Purchase Warrant Indenture) of the Common Shares; and (iii) the distribution to all or substantially all the holders of Common Shares of shares of any other class or of rights, options or warrants (other than those referred to in (ii), above) to acquire Common Shares or securities convertible into Common Shares or property or other assets of the Corporation or of evidences of indebtedness or of assets (other than a "dividend paid in the ordinary course", as defined in the Purchase Warrant Indenture). The Purchase Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Purchase Warrants and/or exercise price per security in the event of: (i) any reclassification of the Common Shares or a capital reorganization other than those referred to above; (ii) an amalgamation, merger, consolidation or other business combination of the Corporation with another entity; or (iii) the transfer of all or substantially all of the assets of the Corporation.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Purchase Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a share. Holders of Purchase Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have. The rights of the holders of Purchase Warrants will be subject to modification by "extraordinary resolution", which will be defined in the Purchase Warrant Indenture as a resolution either passed at a meeting of the holders of Purchase Warrants by holders of not less than 66% of the Purchase Warrants represented at the meeting or adopted by instruments in writing signed by the holders of not less than 66% of all Purchase Warrants then outstanding.

Subject to certain exceptions, the Purchase Warrants may not be exercised within the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) and no certificate evidencing any Common Share issuable upon the exercise of a Purchase Warrant will be delivered to any address in the United States. See "Plan of Distribution".

The foregoing discussion of the material terms and provisions of the Purchase Warrants is qualified in its entirety by reference to the detailed provisions of the Purchase Warrant Indenture, a copy of which may be obtained by contacting the Corporation.

                              PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of December 8, 2003 between the Corporation and the Underwriters, as underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase on or about December 19, 2003 or as otherwise agreed, but in any event not later than January 23, 2004, 12,500,000 Units at a price of Cdn.$10.50 per Unit payable in cash against delivery. Each Unit consists of one Common Share and one half of one Purchase Warrant. The total consideration of the

Offering will be Cdn.$131,250,000. The Corporation also granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an additional 1,800,000 Units issuable hereunder at the Offering Price, exercisable at any time prior to 30 days following the closing date of the Offering, to cover over-allotments, if any. This short form prospectus qualifies the distribution of the Underwriters' Option and the additional Units (Common Shares and Purchase Warrants) issuable upon the exercise of the Underwriters' Option. The Offering Price was determined by negotiation between Ivanhoe and the Underwriters. The Underwriting Agreement states that the Corporation will pay to the Underwriters a fee equal to 4.5% of the total gross proceeds received by the Corporation in consideration of services rendered by them in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement may be terminated on the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units offered hereby if any are purchased under the Underwriting Agreement.

The Corporation has agreed to indemnify the Underwriters and their broker/dealer affiliates against certain liabilities, including liabilities under the United States securities laws and under Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Ivanhoe has agreed not to reserve, allot, create or issue, or enter into an agreement or publicly announce any intention to reserve, allot, create or issue any Common Shares or any securities convertible into or exchangeable for Common Shares without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, until the date which is 90 days after the closing of the Offering, except pursuant to this offering or: (i) the grant or exercise of stock options pursuant to Ivanhoe's equity incentive plan; (ii) the exercise or conversion of outstanding warrants or other convertible securities or similar rights; and (iii) the issuance of securities in connection with property or share acquisitions in the normal course of business.

The TSX has conditionally approved for listing the Common Shares and the Purchase Warrants to be distributed pursuant to the Offering, including the Common Shares issuable upon exercise of the Purchase Warrants, on the TSX. Listing of such Common Shares and Purchase Warrants is subject to the Corporation fulfilling all the listing requirements of the TSX on or before March 8, 2004, including prescribed distribution requirements.

Pursuant to policies of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Corporation has been advised that, in connection with the Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Such a transaction would not occur in Australia.

U.S. SALES

The Units, the Common Shares, the Purchase Warrants and the Common Shares issuable upon exercise, if any, of the Purchase Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Units in transactions that comply with exemptions from registration under the U.S. Securities Act and applicable state securities laws.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy, any of the Units in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Units as part of their distribution. The Underwriters have further agreed that all offers and sales of the Units will be made in compliance with Rule 903 or 904 of Regulation S under the U.S. Securities Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each dealer, or other person who is receiving a selling concession, fee or other remuneration in respect of the Units to which they sell, a confirmation or other notice setting forth the restrictions on offers and sales of the Units within the United States or to or for the account or benefit of U.S. persons. Common Shares comprised in the Units and Common Shares acquired upon exercise of the Purchase Warrants may be resold on the TSX pursuant to Rule 904 of Regulation S under the U.S. Securities Act, which requires, among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that:
(i) the offeree or the buyer is in the United States, or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of this Offering, an offer or sale of the Common Shares or Purchase Warrants comprised in the Units within the United States by any dealer, whether or not participating in this Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption under the U.S. Securities Act.


The Purchase Warrants will not be exercisable in the United States or by or on behalf of a U.S. person unless an exemption from the registration requirements under the U.S. Securities Act and any applicable state securities law is available, and the Corporation has received an opinion of counsel to such effect, provided however, that an institutional accredited investor that was the original purchaser of Units in the Offering in the United States will not be required to deliver an opinion letter in connection with the exercise of Purchase Warrants that were part of those Units.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

AUSTRALIAN SALES

The Units, the Common Shares, the Purchase Warrants and the Common Shares issuable upon exercise of the Purchase Warrants will not have been issued under an Australian disclosure document. The Offering, to the extent it includes persons in Australia, will be restricted to professional or sophisticated investors or to other persons not requiring the use of an Australian disclosure document.

Ivanhoe intends to qualify for Australian on-sale (if required) the Common Shares issued on the closing of the Offering and any Common Shares issued on exercise of the Purchase Warrants and the Underwriters' Option (including Purchase Warrants issuable upon exercise of the Underwriters' Option) by giving a notification to the Australian Stock Exchange under Category 1 of ASIC Class Order [CO 02/1180] at or about, and in any event by no later than 2 business days after, the time of issue of such Common Shares. The giving of such notification is intended to enable any seller to make an offer of the Common Shares for sale in Australia within 12 months after their issue. In order to rely on Category 1 of the Class Order, the offer for sale in Australia made by a seller must not occur until after this notification has occurred.

Certain Australian on-sale restrictions for Common Shares may apply to persons exercising Purchase Warrants and such persons should obtain advice in this regard.

Common Shares in Ivanhoe are quoted ED securities under section 111AM of the Corporations Act in Australia and have been so at all times since 1 July 2002.

                                 USE OF PROCEEDS

On October 31, 2003, Ivanhoe completed a private placement of special warrants (the "Special Warrant Private Placement"). See "Other Material Facts". The aggregate net proceeds of the Special Warrant Private Placement were approximately U.S.$49,930,000 (approximately Cdn.$65,518,000). The aggregate net proceeds received by Ivanhoe from the sale of the Units pursuant to this Offering (excluding the sale of any Units to be issued on the exercise of the Underwriters' Option), after deducting the Underwriters' fee of Cdn.$5,906,250 (approximately U.S.$4,475,000) and payment of expenses of the Offering, including preparation of this short form prospectus, estimated to be Cdn.$750,000 (approximately U.S.$570,000) will be approximately U.S.$94,402,000. Ivanhoe intends to allocate the combined net proceeds of this Offering and the Special Warrant Private Placement as follows:

                  USE OF PROCEEDS                          AMOUNT
                  ---------------                          ------
Payment of the purchase price for the BHP Royalty(1)  U.S.$ 37,000,000

Exploration and development expenditures on the
Oyu Tolgoi Project and elsewhere in Mongolia(2)       U.S.$ 50,000,000

General and administrative expenditures (2)           U.S.$  7,332,000

Working capital(3)                                    U.S.$ 50,000,000
                                                      ----------------
Total                                                 U.S.$144,332,000
                                                      ================

Notes:

(1)      U.S. $17 million was paid to BHP Exploration in November 2003.

(2) The Corporation anticipates incurring these expenditures through the third quarter of 2004, subject to finalization of project expenditure budgets for the entire 2004 fiscal year and to the results and recommendations of a scoping study on the Oyu Tolgoi Project which is expected to be completed in early 2004. Ivanhoe plans to use existing financial resources to cover expenditures on projects outside Mongolia.

(3) As part of the Corporation's ongoing negotiations with the Government of Mongolia respecting a stability agreement for the Oyu Tolgoi Project, the Corporation and the Government are also discussing an advance by the Corporation to the Government of up to U.S.$50 million on a basis to be negotiated, which may involve a prepayment or purchase of certain royalties and/or taxes that would otherwise become payable to the Government during the production phase of the project, a loan or on some other basis. See "Summary Description of the Business - Summary of Oyu Tolgoi Project". If and when an agreement respecting such an advance is reached, the Corporation may use up to U.S.$50 million from the proceeds of the Offering, currently allocated as working capital, to the Government to fund the advance. There can be no assurance that the negotiations with respect to the stability agreement will be successful or that the terms and conditions of the stability agreement will, in all events, be favourable to the Corporation.

                           OTHER FINANCIAL INFORMATION

AMENDED AND RESTATED QUARTERLY DATA
($ in millions except per share information)

                                       2002                             2001(1)
                          ------------------------------     -----------------------------
                            Q4       Q3      Q2      Q1       Q4       Q3      Q2      Q1
                          ------------------------------     -----------------------------
Revenue                    21.3     19.3    24.8    21.8     19.5     15.9    21.9    18.0
Operating profit           (0.7)     2.1     5.6     4.5      1.2      2.1     1.1     5.6
Net (income) loss          28.8     (0.5)    2.6    (0.7)    68.0      6.0     2.1     8.9
Cash provided (used) by
  operations
                           (8.8)   (11.2)   (4.2)   (0.5)    (7.4)    (4.7)    5.6    (6.7)
Loss per share            $0.15    $0.00   $0.01   $0.00    $0.52    $0.05   $0.02   $0.07

(1) Restated to give retroactive effect to an accounting change made in 2001 Q4.

                              OTHER MATERIAL FACTS

On December 5, 2003, Ivanhoe filed with the securities commissions in each of British Columbia and Ontario a preliminary short form prospectus relating to the issuance of 5,760,000 units, each unit consisting of one Common Share and one Common Share purchase warrant, issuable upon the exercise or deemed exercise of 5,760,000 previously issued special warrants sold pursuant to the Special Warrant Private Placement. Each ten of those Common Share purchase warrants entitle the holder to purchase one Common Share at a price of U.S.$8.68 at any time on or before February 15, 2004. The Corporation has agreed to issue 115,207 Common Shares to CIBC World Markets plc with respect to corporate finance matters, including advice provided to the Corporation with respect to the Special Warrant Private Placement.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4. Narrative Description of Business - Risk Factors" on pages 54 through 63 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus. These risk factors include:

- Ivanhoe's business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy;

- future amendments to Mongolian laws could weaken, shorten or curtail Ivanhoe's mineral exploration rights or make it more difficult or expensive to obtain mining rights and carry out mining;

- the mineral resources identified on the Oyu Tolgoi Project have not demonstrated economic viability and the feasibility of mining has not been established;

- lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility;

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                                       16

- Ivanhoe's exploration licenses could expire before Ivanhoe is ready or able to obtain a mining license;

- economic sanctions imposed by the United States and Canada against Myanmar may adversely affect the Monywa Copper Project;

-        Ivanhoe faces geotechnical and development risks at the Monywa Copper
         Project;

- there can be no assurance that Ivanhoe will be capable of raising the additional funding that it needs to carry out its development and exploration objectives;

- Ivanhoe has a limited customer base for its products and needs to secure additional markets;

- the Savage River Project is dependent on older process facilities and pipeline operations which may be prone to failure or breakdown;

- there is a risk of long term decline in pellet grade at the Savage River Project;

- the pit wall of the Savage River pit requires additional work to ensure its stability;

- there can be no assurance that the interest held by Ivanhoe in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe and entities owned or controlled by foreign governments will not be unilaterally altered or revoked;

- competition for new mining properties by larger, more established companies may prevent Ivanhoe from acquiring interests in additional properties or mining operations;

- Ivanhoe has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows;

- a substantial portion of Ivanhoe's operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits;

- mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of Ivanhoe;

- calculation of reserves and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined;

- fluctuations in currency exchange rates may adversely affect ABM's financial position and results of operations;

- the indebtedness on the Monywa Copper Project is subject to floating interest rates;

- the Monywa Copper Project is not in full compliance with certain covenants under its principal project financing agreement;

-        metal prices are volatile;

- Ivanhoe is exposed to risks of changing political stability and government regulation in the countries in which it operates;

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                                       17

- Ivanhoe is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Ivanhoe;

- previous mining operations may have caused environmental damage at Ivanhoe mining sites, and its indemnities and exemptions from liability may not be effective;

- Ivanhoe's prospects depend on its ability to attract and retain key personnel, and; certain directors of Ivanhoe are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Corporation at its principal offices in Vancouver and Toronto.

                                  LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe and by Fasken Martineau DuMoulin LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Goodmans, as a group, and the partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities offered hereby. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereof. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal adviser.

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                                       18

                        CERTIFICATE OF IVANHOE MINES LTD.

Dated: December 12, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities legislation of the province of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

         (signed) Robert M. Friedland          (signed) Pierre Masse

         Chief Executive Officer               Chief Financial Officer

                       On behalf of the Board of Directors


         (signed) R. Edward Flood              (signed) Kjeld Thygesen

                 Director                             Director

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                                       19

                         CERTIFICATE OF THE UNDERWRITERS

Dated: December 12, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities legislation of the province of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

HSBC SECURITIES (CANADA) INC.    GMP SECURITIES LTD.     CIBC WORLD MARKETS INC.

(signed) Jeffrey B. Allsop       (signed) Mark Wellings  (signed) David A. Scott

                                 UBS SECURITIES CANADA INC.

                                (signed) Steven A. Latimer

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                                       20

                       CONSENT OF DELOITTE AND TOUCHE LLP

We have read the short form prospectus of Ivanhoe Mines Ltd. (the "Company) dated December 12, 2003 relating to the issue and sale of Units consisting of Common Shares and Purchase Warrants. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years then ended. Our report is dated March 14, 2003.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
December 12, 2003